Form 20-F
period 2020-12-31
TELUS International (Cda) Inc.
filed 2021-02-23
CIK 1825155

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

For the transition period from                              to

Commission File number: 001-39968

TELUS International (Cda) Inc.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Province of British Columbia

(Jurisdiction of incorporation or organization)

Floor 7, 510 West Georgia Street

Vancouver, BC V6B 0M3

(Address of principal executive offices)

Michel E. Belec

Chief Legal Officer

TELUS International (Cda) Inc.

Floor 7, 510 West Georgia Street

Vancouver, BC V6B 0M3

Tel: (604) 695-6400

(Name, telephone, e-mail and/or facsimile number and address of Company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading symbol	Name of each exchange on which registered
Subordinate voting share, no par value	TIXT	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

At February 23, 2021, 51,932,214 subordinate voting shares were issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term new or revised financial accounting standard refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ US GAAP	☒ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

INTRODUCTION

Unless otherwise indicated or where the context requires otherwise, all references in this annual report on Form 20-F (the “Annual Report”) to the “Company”, “TELUS International”, “TI”, “we”, “us”, “our” or similar terms refer to TELUS International (Cda) Inc. and its subsidiaries. All references in this Annual Report to “TELUS” refer to TELUS Corporation and its subsidiaries other than TELUS International. All references in this Annual Report to “Baring” refer to Baring Private Equity Asia. All references in this Annual Report to “Competence Call Center” or “CCC” refer to the entirety of the assets and operations of Triple C Holding which was merged into TELUS International Germany GmbH on December 16, 2020 with TELUS International Germany GmbH as the surviving entity. All references to “Lionbridge AI” refer to the data annotation business of Lionbridge Technologies, Inc.

We use various trademarks, trade names and service marks in our business, including TELUS. For convenience, we may not include the ® or ™ symbols, but such omission is not meant to indicate that we would not protect our intellectual property rights to the fullest extent allowed by law. Any other trademarks, trade names or service marks referred to in this Annual Report are the property of their respective owners.

In all instances, unless otherwise indicated, the number of subordinate voting shares issued, authorized, outstanding and reserved, as well as per share amounts and share-based compensation information in this Annual Report has been restated to reflect the impact of the Share Class Reclassification Transactions (as defined herein).

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim”, “anticipate”, “assume”, “believe”, “contemplate”, “continue”, “could”, “due”, “estimate”, “expect”, “goal”, “intend”, “may”, “objective”, “plan”, “predict”, “potential”, “positioned”, “seek”, “should”, “target”, “will”, “would” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology.

These forward-looking statements include, but are not limited to, statements about:

•	our ability to execute our growth strategy, including by expanding services offered to existing clients and attracting new clients;

•	our ability to maintain our corporate culture and competitiveness of our service offerings;

•	our ability to attract and retain talent;

•	the pending review by the Committee on Foreign Investment in the United States (“CFIUS”) of our acquisition of Lionbridge AI;

•	our ability to integrate, and realize the benefits of, our acquisitions of CCC, Managed IT Services business (“MITS”) and Lionbridge AI;

•	the relative growth rate and size of our target industry verticals;

•	our projected operating and capital expenditure requirements; and

•	the impact of the COVID-19 pandemic on our business, financial condition, financial performance and liquidity.

These factors should not be construed as exhaustive and should be read with the other cautionary statements in this Annual Report. These forward-looking statements are based on our current expectations, estimates, forecasts and projections about our business and the industry in which we operate and management’s beliefs and assumptions, and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this Annual Report may turn out to be inaccurate. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under “Risk Factors” and elsewhere in this Annual Report. Potential investors are urged to consider these factors carefully in evaluating the forward-looking statements. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should only be viewed as historical data. These forward-looking statements speak only as at the date of this Annual Report. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

This Annual Report contains estimates, projections, market research and other information concerning our industry, our business, and the markets for our services. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from our own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry and general publications, government data and similar sources.

In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors”. These and other factors could cause our future performance to differ materially from our assumptions and estimates.

Any references to forward-looking statements in this Annual Report include forward-looking information within the meaning of applicable Canadian securities laws.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

The financial statements of TELUS International included in this Annual Report are presented in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, (“IASB”).

The financial statements of the Company that are included in this Annual Report consist of the consolidated statements of financial position as at December 31, 2020 and 2019 and the consolidated statements of income and other comprehensive income, changes in owners’ equity, and cash flows, for each of the years in the three-year period ended December 31, 2020.

In this Annual Report, unless otherwise specified, all monetary amounts are in U.S. dollars, all references to “US$”, “$”, “USD” and “dollars” mean U.S. dollars and all references to “C$”, “CDN$” and “CAD$”, mean Canadian dollars, and all references to “euro” and “€” mean the currency of the European Union.

ENFORCEMENT OF CIVIL LIABILITIES

We are incorporated under the laws of the Province of British Columbia, Canada, with our principal place of business in Vancouver, Canada. Some of our directors and officers, and the auditor named in this Annual Report, are residents of Canada or otherwise reside outside of the United States, and all or a substantial portion of their assets, and all or a substantial portion of our assets, are located outside of the United States. As a result, it may be difficult for shareholders who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for shareholders who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. There can be no assurance that U.S. investors will be able to enforce against us, members of our board of directors, officers or certain experts named herein who are residents of Canada or other countries outside the United States, any judgments in civil and commercial matters, including judgments under the federal securities laws.

PART I

ITEM 1   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2   OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3   KEY INFORMATION

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risk Factors Summary

Investing in our subordinate voting shares involves a high degree of risk. You should carefully consider the risks described in this “Item 3D—Risk Factors” before making a decision to invest in our subordinate voting shares. If any of these risks actually occur, our business, financial condition and financial performance would likely be materially adversely affected. In such case, the trading price of our subordinate voting shares would likely decline and you may lose part or all of your investment. Below is a summary of some of the principal risks we face:

•	We face intense competition from companies that offer services similar to ours.

•	Our ability to grow and maintain our profitability could be materially affected if changes in technology and client expectations outpace our service offerings and the development of our internal tools and processes.

•	If we cannot maintain our culture as we grow, our services, financial performance and business may be harmed.

•	Our business and financial results could be adversely affected by economic and geopolitical conditions and the effects of these conditions on our clients’ businesses and demand for our services.

•	Two clients account for a significant portion of our revenue and loss of or reduction in business from, or consolidation of, these or any other major clients could have a material adverse effect.

•	Our growth prospects are dependent upon attracting and retaining enough qualified team members to support our operations, as competition for highly skilled personnel is intense.

•	Our business and financial results have been, and in the future may be, adversely impacted by the COVID-19 pandemic.

•	Our recently completed acquisition of Lionbridge AI remains subject to CFIUS review.

•	Our business would be adversely affected if individuals providing data annotation services through the crowdsourcing solutions we provide with our recently completed acquisition of Lionbridge AI were classified as employees and not as independent contractors.

•	We may be unable to successfully identify, complete, integrate and realize the benefits of acquisitions or manage the associated risks.

•	Cyber-attacks or unauthorized disclosure resulting in access to sensitive or confidential information and data of our clients or their end customers could have a negative impact on our reputation and client confidence.

•	Our business may not develop in ways that we currently anticipate due to negative public reaction to offshore outsourcing, proposed legislation or otherwise.

•	Our ability to meet the expectations of clients of our content moderation services may be adversely impacted due to factors beyond our control and our content moderation team members may suffer adverse emotional or cognitive effects in the course of performing their work.

•	The dual-class structure that is contained in our articles has the effect of concentrating voting control and the ability to influence corporate matters with TELUS.

•	TELUS will, for the foreseeable future, control the direction of our business.

Risks Related to Our Business

We face intense competition from companies that offer services similar to ours. If we are unable to differentiate to compete effectively, our business, financial performance, financial condition and cash flows could be materially adversely impacted.

The market for the services we offer is very competitive and we expect competition to intensify and increase from a number of our existing competitors, including professional services companies that offer consulting services, information technology companies with digital capabilities, and traditional contact center and business process outsourcing (“BPO”) companies that are expanding their capabilities to offer higher-margin and higher-growth digital services. In addition, the continued digital expansion of the services we offer and the markets we operate in will result in new and different competitors, many of which may have significantly greater market recognition than we do in the markets we are entering, as well as increased competition with existing competitors who are also expanding their services to cover digital capabilities.

Many of these existing and new competitors have greater financial, human and other resources, greater technological expertise, longer operating histories and more established relationships in the verticals that we currently serve or may expand to serve in the future. In addition, some of our competitors may enter into strategic or commercial relationships among themselves or with larger, more established companies in order to increase their ability to address client needs or enter into similar arrangements with potential clients. In addition, we compete with other service providers for talent in some of the regions in which we operate, particularly where access to a qualified workforce is limited, which can impact our talent recruitment efforts and increase our attrition and labor cost. We also face competition from service providers that operate in countries where we do not have delivery locations because our clients may, to diversify geographic risk and for other reasons, seek to reduce their dependence on any one country by shifting work to another country in which we do not operate. All of these factors present challenges for us in retaining and growing our business.

From time to time, our clients who currently use our services may determine that they can provide these services in-house. As a result, we face the competitive pressure to continually offer our services in a manner that will be viewed by our clients as better and more cost-effective than what they could provide themselves.

Our inability to compete successfully against companies that offer services similar to ours and to offer our clients a compelling alternative to taking the services we provide in-house could result in increased client churn, revenue loss, pressures on recruitment and retention of team members, service price reductions and increased marketing and promotional expenses, or reduced operating margins which could have a material adverse effect on our business, financial performance, financial condition and cash flows.

Our ability to grow and maintain our profitability could be materially affected if changes in technology and client expectations outpace our service offerings and the development of our internal tools and processes, which could have a material adverse effect on our business, financial performance, financial condition and cash flows.

Our growth, profitability and the diversity of our revenue sources will depend on our ability to develop and adopt new technologies to expand our existing offerings, proactively identify new revenue streams and improve cost efficiencies in our operations, all while meeting rapidly evolving client expectations. Although we are focused on maintaining and enhancing the range of our digital offerings, we may not be successful in anticipating or responding to our clients’ expectations and interests in adopting evolving technology solutions and the integration of these technology solutions into our offerings may not achieve the intended enhancements or cost reductions in our operations. New services and technologies offered by our competitors may make our service offerings uncompetitive, which may reduce our clients’ interest in our offerings and our ability to attract new clients. Our failure to innovate, maintain technological advantages or respond effectively and timely to changes in technology could have a material adverse effect on our business, financial performance, financial condition and cash flows.

If we fail to establish our digital brand and successfully market our digital service offerings, our growth prospects, anticipated business volumes and financial performance may be adversely affected.

Certain of our existing clients and potential new clients may only know us for our voice-based customer support services. Our ability to realize our digital first strategy and increase revenue across our core verticals, including Tech and Games, Communications and Media, eCommerce and FinTech, Healthcare and Travel and Hospitality, depends on our promotion of our ability to provide digital services in these areas to existing and potential clients. If we are not successful in establishing our digital brand and marketing our expanded service offerings to our existing and potential clients, our ability to shift our existing clients into more profitable digital services and attract new clients to these service offerings may be limited, which may adversely affect our growth prospects and anticipated business volumes and financial performance.

If we cannot maintain our culture as we grow, our services, financial performance and business may be harmed.

We believe that our unique customer first and caring culture has led to our ability to attract and retain a highly skilled, engaged and motivated workforce. This has driven our strong client retention and the higher satisfaction scores we receive from our clients’ customers, which has, in part, been responsible for our growth and differentiation in the marketplace. It may become more difficult for us to maintain a culture that supports our success if we continue to evolve our products and services, grow into new geographies, open new delivery locations, increase the number of team members and acquire new companies. If our unique culture is not maintained, our ability to attract and retain highly skilled team members and clients across our core verticals may be adversely impacted, and our operational and financial results may be negatively affected.

If we fail to maintain a consistently high level of service experience and implement and communicate high quality corporate sustainability and social purpose activities, our ability to attract new and retain existing clients and team members could be adversely affected.

Our clients’ loyalty, likelihood to expand the services that they use with us and the likelihood to recommend us is dependent upon our ability to provide a service experience that meets or exceeds our clients’ expectations and that is differentiated from our competitors. Our ability to attract new clients, retain our existing clients and attract and retain team members is highly dependent on the satisfaction ratings that our clients provide about us and the satisfaction ratings that our clients receive from their customers based on the services we provide, all of which affects our reputation. We believe our focus on client experience is critical to attracting new clients and retaining and growing our business with our existing clients. If we are unable to maintain a consistently high level of service, our clients could change service providers, our revenues and profitability could be negatively impacted, and our reputation could suffer.

In addition, the corporate sustainability and social purpose activities in which we are involved also assist us in attracting and retaining clients. The corporate sustainability and social purpose activities that we are involved in are important to our Company and are a part of our culture, and thus it is also becoming a differentiating factor for clients in selecting a service provider. More and more companies, including many of our clients, are demanding that their service providers embody corporate sustainability and social purpose goals that reflect their own brand image and are consistent with the ones their customers and other stakeholders have adopted. If we are unable to meet or exceed the evolving expectations of our clients in these areas or implement high quality corporate sustainability and social purpose activities on a timely basis, and effectively communicate them to our clients, our reputation may suffer, which may negatively impact our ability to attract new and retain existing clients. Our corporate sustainability and social purpose activities are also important to our team members, and our failure to meet or exceed the evolving expectations of our team members in these areas could have adverse impacts on our ability to attract and retain talent upon which our service offerings depend. As a result, we have in the past invested significant resources in developing and maintaining our corporate sustainability and social purpose activities, and the required levels of such investments may increase in the future as such activities become increasingly important to our clients and team members, which would increase our costs and may adversely affect our financial performance and cash flows.

Although we strive to implement a “customer-first” culture, any failure to maintain a consistently high level of customer service, or a market perception that we do not maintain high-quality customer service, or a failure to communicate effectively or meet our clients’ and team members’ expectations about our corporate sustainability and social purposes initiatives, could adversely affect our ability to attract new clients and retain existing clients, and increase attrition and other costs associated with retaining talent, all of which could have a material adverse effect on our business, financial performance, financial condition and cash flows.

Our business and financial results could be adversely affected by economic and geopolitical conditions and the effects of these conditions on our clients’ businesses and levels of business activity, demand for our services, as well as our and our clients’ liquidity and access to capital.

The COVID-19 pandemic has caused, and is likely to continue to cause, additional slowdown in the global economy, as is evidenced by the recent declines in investments, exports and industrial production. The global spread of COVID-19 has created, and is likely to continue to create, significant volatility, uncertainty and economic disruption. In addition, volatility in the domestic politics of major markets may lead to changes in the institutional framework of the international economy. For further information, see “—Our business and financial results have been, and in the future may be, adversely impacted by the COVID-19 pandemic”.

The global economy has entered into a deep recessionary period and there continue to be similar signs of continued economic slowdown and weakness around the world. Globally, countries may require additional financial support, sovereign credit ratings may continue to decline and there may be default on sovereign debt obligations of certain countries. Any of these global economic conditions may increase the cost of borrowing and cause credit to become more limited, which could have a material adverse effect on our business, financial condition, financial performance and cash flows.

Changes in the general level of economic activity, such as decreases in business and consumer spending, could result in a decrease in demand for the products and services that our clients provide to their customers, and consequently reduce our clients’ demand for our services, which would reduce our revenue. Economic and political uncertainty could undermine business confidence and cause potential new clients to delay engaging us and our existing clients to reduce or defer their spending on our services or reduce or eliminate spending under existing contracts with us. These developments, or the perception that any of them could occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets. For example, the withdrawal of the United Kingdom from the European Union in January 2020, commonly referred to as “Brexit”, has created significant political and economic uncertainty regarding the future trading relationship between the United Kingdom and the European Union. These and other economic and geopolitical conditions may affect our business in a number of ways, as we have operations in over 20 countries and we service clients across multiple geographic regions. If any of these conditions affect the countries in which our largest clients, including TELUS, are located or conduct their business, we may experience reduced demand for and pricing pressure on our services, which could lead to a reduction in business volumes and could adversely affect financial performance.

The cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. The current global economic slowdown and the possibility of continued turbulence or uncertainty in the European Union, United States, countries in Asia and international financial markets and economies, and the political climate in the United States, may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our clients. If these market conditions continue or worsen, it may limit our ability to access financing or increase our cost of financing to meet liquidity needs, and affect the ability of our clients to use credit to purchase our services or to make timely payments to us, which could result in material adverse effects on our business, financial condition, financial performance and cash flows.

We cannot predict the timing or duration of an economic slowdown or the timing or strength of a subsequent economic recovery generally or in our targeted verticals, including Travel and Hospitality. If macroeconomic conditions worsen or the current global economic conditions continue for a prolonged period of time, we are not able to predict the impact that such conditions will have on our business, financial condition, financial performance and cash flows.

If we are unable to accurately forecast our pricing models or optimize the mix of products and services we provide to meet changing client demands, or if we are unable to adapt to changing pricing and procurement demands of our clients, our business, financial performance, financial condition and cash flows may be adversely affected.

Our contracts generally use a pricing model that provides for per-productive-hour or per-transaction billing models and compensation for materials and licensing costs. Industry pricing models are evolving, and companies are increasingly requesting transaction- or outcome-based pricing or other alternative pricing models, which require us to accurately forecast the cost of performance of the contract against the compensation we expect to receive. These forecasts are based on a number of assumptions relating to existing and potential contracts with existing and potential clients, including assumptions related to the team members, other resources and time required to perform the services and our clients’ ultimate use of the contracted service. If we make inaccurate assumptions in pricing our contracts, our profitability may be negatively affected. In addition, if the number of our clients that request alternative pricing models continues to increase in line with industry trends, we may be unable to maintain our historical levels of profitability under these evolving alternative pricing models and our financial performance may be adversely affected, or we may not be able to offer pricing that is attractive relative to our competitors. Some of our clients’ may continue to evolve their procurement methodology by increasing the use of alternative methods, such as reverse auctions. These methods may impact our ability to gain new business and maintain profit margins, and may require us to adapt our sales techniques, which we may be unsuccessful in doing in a timely manner or at all.

In addition, the revenue and income generated from the services we provide to our clients may decline or vary as the type and volume of services we provide under our contracts change over time, including as a result of a shift in the mix of products and services provided. For example, our lower-complexity interactions, such as voice-based interaction services, generate services with lower margins compared to our more complex, sensitive and localized content moderation and digital services, and a shift in the mix of these two types of services by a client could cause a meaningful change in our revenue from that client and the profitability of the services we provide. Furthermore, our clients, some of which have experienced significant and adverse changes in their business, substantial price competition and pressures on their profitability, have in the past and may in the future demand price reductions, decrease the volume of work or complexity of the services we are providing to them, automate some or all of their processes or change their customer experience strategy by moving more work in-house or to other providers, any of which could reduce our profitability. Any inability to accurately forecast the pricing that we use for our contracts, or any significant reduction in or the elimination of the use of the services we provide to any of our clients or any requirement to lower our prices that, in each case, we fail to anticipate, would harm our business, financial performance, financial condition and cash flows.

Two clients account for a significant portion of our revenue and loss of or reduction in business from, or consolidation of, these or any other major clients could have a material adverse effect on our business, financial condition, financial performance and prospects.

We have derived and believe that, in the near term, we will continue to derive, a significant portion of our revenue from a limited number of large clients. TELUS, our controlling shareholder, is our largest client and, for the fiscal years ended December 31, 2020 and 2019, TELUS accounted for approximately 20% and 26% of our revenue. Our second largest client, a leading social media company, accounted for approximately 16% of our revenue for the year ended December 31, 2020. In 2019, our second largest client, Google, accounted for approximately 12% of our revenue. In addition, Google is the largest client of Lionbridge AI, the data annotation business we acquired on December 31, 2020. Google accounted for 65% of Lionbridge AI’s revenue in the year ended December 31, 2019. As a result of our acquisition of Lionbridge AI, an even greater percentage of our revenue will be dependent on Google.

Our largest client, based on our revenues earned from them, is TELUS, our controlling shareholder. We provide services to TELUS under the master services agreement (the “TELUS MSA”), which was renewed effective January 1, 2021. The renewed TELUS MSA provides for a new ten-year term commencing January 2021. The renewed TELUS MSA provides for a minimum annual spend of $200.0 million, subject to adjustment in accordance with its terms, although TELUS has the ability to delay or terminate specific services for certain specified reasons with limited notice. See “Item 7B—Related Party Transactions—Our Relationship with TELUS—Master Services Agreement”. In addition, the master services agreements (“MSAs”) with all other clients do not have minimum annual spend and the terms of these master service agreements permit our clients to delay, postpone or even terminate contracted services at their discretion and with limited notice to us.

Additionally, the volume of work performed for specific clients or the revenue we generate can vary from year to year. For example, a client may demand price reductions, change its customer engagement strategy or move work in-house. Also, in many of the verticals in which we offer services, the continued consolidation activity could result in the loss of a client if, as a result of a merger or acquisition involving one or more of our clients, the surviving entity chooses to use one of our competitors for the services we currently provide or to provide the services we offer in-house. Our clients may also choose to consolidate their providers as they grow, as their business needs change, or as their leadership changes, and we could be removed from a client’s vendor network. As a result of the foregoing, a major client in one year may not provide the same level of revenue in any subsequent year. Any significant reduction in or elimination of the use of the services we provide as a result of consolidation or our removal from a key client’s vendor network would result in reduced revenue to us and could harm our business. In addition, such consolidation may encourage clients to apply increasing pressure on us to lower the prices we charge for our solutions. All the foregoing could have a material adverse effect on our business, financial condition, financial performance and prospects.

Our client contracts, which can be canceled at any time, are generally long-term, requiring us to estimate the resources and time required for the contracts upfront, and contain certain price benchmarking, compliance-related penalties and other provisions adverse to us, all of which could have an adverse effect on our business, financial performance, financial condition and cash flows.

Although the term of our client contracts typically ranges from three to five years, with the vast majority of contracts having a term of three years, such contracts may be terminated by our clients for convenience with limited notice and without payment of a penalty or termination fee. Additionally, our clients, other than TELUS, are not contractually committed to provide us with specific volumes under the contracts we enter into with them. Our clients may also delay, postpone, cancel or remove certain of the services we provide without canceling the whole contract, which would adversely impact our revenue. Any failure to meet a client’s expectations could result in a cancellation or non-renewal of a contract or a reduction in the services provided by us. We may not be able to replace any client that elects to terminate or not renew its contract with us, which would reduce our revenues. The loss of or financial difficulties at any of our clients could have an adverse effect on our business, financial performance, financial condition and cash flows. For example, certain of our clients in our Travel and Hospitality vertical have experienced adverse pressures on their businesses as a result of the COVID-19 pandemic, which has affected the revenue we receive from these engagements, and we have had clients who entered into insolvency proceedings and have defaulted on their obligations to us.

Additionally, our contracts require us to comply with, or facilitate, our clients’ compliance with numerous and complex legal regimes on matters such as anti-corruption, internal and disclosure control obligations, data privacy and protection, wage-and-hour standards, and employment and labor relations. Many of our contracts contain provisions that would require us to pay penalties to our clients and/or provide our clients with the right to terminate the contract if we do not meet pre-agreed service level requirements. Failure to meet these requirements or accurately estimate the productivity benefits could result in the payment of significant penalties to our clients, which in turn could have a material adverse effect on our business, financial performance, financial condition and cash flows.

A few of our contracts allow the client, in certain limited circumstances, to request a benchmark study comparing our pricing and performance with that of an agreed list of other service providers for comparable services. Based on the results of the study and depending on the reasons for any unfavorable variance, we may be required to make improvements in the services we provide, reduce the pricing for services on a prospective basis to be performed under the remaining term of the contract, or our clients could elect to terminate the contract, any of which could have an adverse effect on our business, financial performance, financial condition and cash flows.

Some of our contracts contain provisions which, to various degrees, restrict our ability to provide certain services to other of our clients or to companies who are in competition with our clients. Such terms may restrict the same team members from providing services for competing clients, require us to ensure a certain distance between the locations from where we serve competing clients or prevent us from serving a competing client from locations in the same country, all of which reduce our flexibility in deploying our team members and delivery locations in the most effective and efficient manner and may force us to forego opportunities to attract business from companies that compete with our existing clients, even if such opportunities are more profitable or otherwise attractive to us.

Additionally, a number of our service contracts provide for high or unlimited liability for the benefit of our clients related to damages resulting from breaches of privacy or data security in connection with provision of our services. Violations of the terms of these contracts could subject us to significant legal liability. See “—The unauthorized disclosure of sensitive or confidential client and customer data could expose us to protracted and costly litigation, damage our reputation and cause us to lose clients”.

Furthermore, in some of our digital customer experience management contracts we commit to long-term pricing structures under which we bear the risk of cost overruns, completion delays, resource requirements, wage inflation and adverse movements in exchange rates in connection with these contracts. If we fail to accurately estimate the team members, other resources and time required for these longer term contracts and their overall expected profitability, potential productivity benefits over time, future wage inflation rates or currency exchange rates (if we fail to effectively hedge our currency exchange rate exposure) or if we fail to complete our contractual obligations within the contracted timeframe, our financial performance, financial condition and cash flows may be negatively affected. See “—If we are unable to accurately forecast our pricing models or optimize the mix of products and services we provide to meet changing client demands, or if we are unable to adapt to changing pricing and procurement demands of our clients, our business, financial performance, financial condition and cash flows may be adversely affected”.

We may face difficulties in delivering complex projects for our clients that could cause clients to discontinue their work with us, which may have a material adverse impact on our financial performance, financial condition and cash flows.

We have, over time, been expanding the nature, scope and complexity of our engagements. Our ability to offer a wider breadth of more complex services to our clients depends on our ability to attract new or existing clients to an expanded collection of service offerings. When seeking to obtain engagements for complex projects, we are more likely to compete with large, well-established international firms, many of which have greater resources and market reputation than we do. To compete for these projects, we will likely incur increased sales and marketing costs. Obtaining mandates for more complex projects will require us to establish closer relationships with our clients and develop a more thorough understanding of their operations. Our ability to establish such relationships will depend on a number of factors, including our ability to form a team with the necessary proficiency in these new services. We cannot be certain that we will effectively meet client needs at the necessary scale in the required timeframes in connection with these services. For example, if a new program requires us to hire a large number of team members with specific skills in a specific geography, we could face challenges in implementing the program on a client’s desired timetable or at all. Our failure to deliver services that meet the requirements specified by our clients could result in termination of client contracts, which could result in us being liable to our clients for significant penalties or damages and negatively impact our reputation. More complex projects may involve multiple engagements or stages, and there is a risk that a client may choose not to retain us for later stages or may cancel or delay additional planned engagements, which may be the more profitable portions of the overall planned engagement. Such cancellations or delays make it difficult to plan for project resource requirements and inaccuracies in such resource planning and allocation may have a material adverse impact on our financial performance, financial condition and cash flows.

We often face a long selling cycle to secure a new client or a new program with an existing client. If we are not successful in obtaining and efficiently maintaining contractual commitments after the selling cycle our business, financial performance, financial condition and cash flows may be adversely affected.

We often face a long selling cycle to secure a new client contract or launch a new program for an existing client. When we are successful in obtaining a new engagement, which is generally followed by a long implementation period in which the services are planned in detail and we demonstrate to a client that we can successfully integrate our processes and resources with their operations. During this time a contract is also negotiated and agreed. Before or after entering into a definitive contract with a client, we may run a pilot program that may or may not be successful. There is then a long ramping up period in order to commence providing the services. We typically incur significant business development expenses during the selling cycle and may experience misalignment with the client on the magnitude of investment. Misalignment may occur when the client does not have prior experience with the type and scope of services that we are offering. At the end of this selling cycle, we may not succeed in winning a new client’s business due to a variety of factors, including changes in the client’s decision to move forward with our services, in which case we receive no revenues and may receive no reimbursement for such expenses. A potential client may choose a competitor or decide to perform the work in-house prior to the time a final contract is signed. Our clients may also experience delays in obtaining internal approvals or delays associated with technology or system implementations, thereby further lengthening the implementation cycle. If we enter into a contract with a client, we will typically receive no revenues until implementation actually begins. If we are not successful in obtaining contractual commitments after the selling cycle, in maintaining contractual commitments after the implementation cycle or in maintaining or reducing the duration of unprofitable initial periods in our contracts, our business, financial performance, financial condition and cash flows may be adversely affected.

The COVID-19 pandemic has exacerbated the risks and costs described in this section, including, in certain cases, by lengthening the sales cycles for our services. The extent to which the COVID-19 pandemic will continue to impact our sales cycle will depend on numerous evolving factors which we may not be able to accurately predict, including: the duration and scope of the pandemic; the effect on our potential and existing clients and client demand for our services and solutions and the speed and efficiency with which they can engage with our teams during the sales cycle and implementation processes; our ability to sell and provide our services and solutions; the ability of our clients to pay for our services and solutions; and any further closures of our and our clients’ offices and facilities.

Our growth prospects are dependent upon attracting and retaining enough qualified team members to support our operations, as competition for highly skilled personnel is intense, and failure to do so may result in an adverse impact on our business and financial results.

Our business is highly competitive and labor-intensive. Our growth prospects, success and ability to meet our clients’ expectations and our growth objectives depends on our ability to recruit and retain team members with the right technical skills and/or language capabilities at competitive cost levels. We need to continuously attract and seek new talent, and there is significant competition for professionals with skills necessary to perform the services we offer to our clients. In addition, in some of the geographies we operate there may be a limited pool of potential professionals with the skills we seek. The increased competition for these professionals increases our costs to recruit and retain team members and presents challenges for us in finding team members for our client programs. In particular, we depend on attracting and retaining key sales and account management talent. If we are unable to attract and retain key sales and account management talent, it may reduce our ability to gain new business and maintain existing client relationships.

Additionally, our failure to provide innovative benefits to our team members could decrease our competitiveness as an employer and adversely impact our ability to attract and retain a skilled workforce. To attract and retain highly skilled team members, we have had to offer, and believe we will need to continue to offer, differentiated compensation packages, specific to the geography and skill sets of the team members we are seeking to attract and hire. We have also had to incur costs to provide specialized services and amenities to our team members that impact the profitability of our business. We may need to make significant investments to attract and retain new team members and we may not realize sufficient returns on these investments. An increase in the attrition rate among our team members, particularly among our higher-skilled workforce, would increase our recruiting and training costs and decrease our operating efficiency, productivity and profit margins. From time to time, we have also experienced higher levels of voluntary attrition, and, in those periods, we have been required to expend time and resources to recruit and retain talent, restructure parts of our organization, and train and integrate new team members. If we are not able to effectively attract and retain team members, we may see a decline in our ability to meet our clients’ demands, which may impact the demand for our services and we may not be able to innovate or execute quickly on our strategy, and our ability to achieve our strategic objectives will be adversely impacted and our business will be harmed.

Additionally, evolving technologies, competition and/or client demands may entail high costs associated with retaining and retraining existing team members and/or attracting and training team members with new backgrounds and skills. Changing team member demographics, organizational changes, inadequate organizational structure and staffing, inadequate team member communication, changes in the effectiveness of our leadership, a lack of available career and development opportunities, changes in compensation and benefits, the unavailability of appropriate work processes and tools, client reductions and operational efficiency initiatives may also negatively affect team member morale and engagement, harm our ability to retain acquired talent from our acquisitions, increase team member turnover, increase the cost of talent acquisition and negatively impact service delivery and the customer experience. If we are unable to attract and retain sufficient numbers of highly skilled professionals, our ability to effectively lead our current projects and develop new business could be jeopardized, and our business, financial performance, financial condition and cash flows could be materially adversely affected.

The inelasticity of our labor costs relative to short-term movements in client demand could adversely affect our business, financial condition and financial performance.

Our business depends on maintaining large numbers of team members to service our clients’ business needs and on being able to quickly respond to new client programs or new programs for existing clients. As a result, and consistent with our caring culture, we try where possible not to terminate team members in response to temporary declines in demand when existing projects end or when clients terminate services. Moreover, rehiring and retraining team members at a later date could force us to incur additional expenses and we may not be able to do so in a timely manner. Additionally, any termination of our team members could also have a negative impact on our hiring and recruitment efforts and the morale of the remaining team members and could involve the incurrence of significant additional costs in the form of severance payments to comply with labor regulations in the various jurisdictions in which we operate, all of which would have an adverse impact on our operating profit margins. Furthermore, we are subject to a variety of legal requirements related to the termination of team members in the countries and cities where we operate. These factors limit our ability to adjust our labor costs for unexpected changes in client demand, which could have a material adverse effect on our business, financial condition and financial performance, particularly if demand for our services fails to meet the levels we anticipate. See “—Our growth prospects are dependent upon attracting and retaining enough qualified team members to support our operations, as competition for highly skilled personnel is intense, and failure to do so may result in an adverse impact on our business and financial results”.

Team member wage increases in certain geographies may prevent us from sustaining our competitive advantage and may reduce our profit margin.

Our most significant costs are the salaries and related benefits of our team members. For example, wage costs in India, the Philippines, Romania and Ireland have historically been significantly lower than wage costs in the United States, Canada and Europe for comparably skilled professionals, which has been one of our competitive advantages. As economic growth increases in the countries where we benefit from lower wage costs, concurrent with increased demand by us and our competitors for skilled employees, wages for comparably skilled employees are increasing at a faster rate than in the United States, Canada and Europe, which may, over time, reduce this competitive advantage. In connection with potential future growth, we may need to increase the levels of team member compensation more rapidly than in the past to remain competitive in attracting and retaining the quality and number of team members that our business requires. As the scale of our analytics services increases, wages as a percentage of revenues will likely increase as wages are generally higher for team members performing analytics services than for team members performing digital customer experience services. To the extent that we are not able to control or share wage increases with our clients, wage increases may reduce our margins and cash flows. We may not be successful in our attempts to control such costs.

Our policies, procedures and programs to safeguard the health, safety and security of our team members and others may not be adequate.

As at December 31, 2020, we have over 50,000 team members working in over 20 countries, including 792 new team members from our acquisition of Lionbridge AI which closed on December 31, 2020. We have undertaken to implement what we believe to be the best practices to safeguard the health, safety and security of our team members, independent contractors, clients and others at our worksites. If these policies, procedures and programs are not adequate, or team members do not receive related adequate training or do not follow these policies, procedures and programs for any reason, the consequences may be harmful to us, which could impair our operations and cause us to incur significant legal liability or fines as well as reputational damage and negatively impact the engagement of our team members. Our insurance may not cover, or may be insufficient to cover, any legal liability or fines that we incur for health, safety or security incidents.

Our senior management team is critical to our continued success and the loss of one or more members of our senior management team could have a material adverse effect on our business, financial performance, financial condition and cash flows.

Our future success substantially depends on the continued services and performance of the members of our senior management team, and key team members possessing technical and business capabilities, including industry expertise, that are difficult to replace. Specifically, the loss of the services of our executive leadership team, and in particular, Jeffrey Puritt, our Chief Executive Officer, could seriously impair our ability to continue to manage and expand our business. There is intense competition for experienced senior management and personnel with technical and industry expertise in the industry in which we operate, and we may not be able to retain these officers or key team members. Although we have entered into employment and non-competition agreements with all of our executive officers, certain terms of those agreements may not be enforceable and, in any event, these agreements do not ensure the continued service of these executive officers.

In addition, we currently do not maintain “key person” insurance covering any member of our management team. The loss of any of our key team members, particularly to competitors, could have a material adverse effect on our business, financial performance, financial condition and cash flows.

If more stringent labor laws become applicable to us, if we are subject to more employment-related litigation, or if more of our team members unionize, or if our team members strike or cause other labor-related disruptions, our business and financial results may be adversely affected.

Some of the geographies where we operate have stringent employee-friendly labor legislation, including legislation that sets forth detailed procedures for dispute resolution and employee separations that impose financial obligations on employers. Therefore, in some countries, it may be difficult for us to maintain flexible human resource policies and dismiss team members when there is a business need, and our compensation and/or legal expenses may increase significantly. Additionally, in certain of the states and regions in which we operate, we are subject to stringent wage and hour requirements, which has exposed us to claims brought by individual team members and team member groups. Although these claims are not individually or in the aggregate material, we expect to be subject to more such claims in the future.

In addition, some of our team members, including those of Lionbridge AI in certain regions have formed unions and works councils and others may choose to do so in the future. In certain regions, our employees and those of Lionbridge AI are subject to collective bargaining agreements. In certain countries, we are subject to laws that could require us to establish a co-determined supervisory board which could subject us to significant additional administrative requirements. As a result, we may be required to raise wage levels or grant other benefits that could result in an increase in our compensation expenses or lack of flexibility, or take on increased costs to address administrative requirements, in which case our financial performance and cash flows may be materially and adversely affected.

Furthermore, strikes by, or labor disputes with, our team members at our delivery locations and independent contractors of Lionbridge AI may adversely affect our ability to conduct business. Work interruptions or stoppages could have a material adverse effect on our business, financial performance, financial condition and cash flows.

We are vulnerable to natural disasters, technical disruptions, pandemics, accidents and other events impacting our facilities that could severely disrupt the normal operation of our business and adversely affect our business, financial performance, financial condition and cash flows.

Our delivery locations and our data and voice communications, including in Central America, India, Ireland and the Philippines, in particular, may be damaged or disrupted as a result of natural disasters or extreme weather events, including those resulting from or exacerbated by climate change, such as earthquakes, floods, volcano eruptions, heavy rains, winter storms, tsunamis and cyclones; epidemics or pandemics, including the COVID-19 pandemic; technical disruptions and infrastructure breakdowns including damage to, or interruption of, electrical grids, transportation systems, communication systems or telecommunication cables; issues with information technology systems and networks, including computer glitches, software vulnerabilities and electronic viruses or other malicious code; accidents and other events such as fires, floods, failures of fire suppression and detection, heating, ventilation or air conditioning systems or other events, such as protests, riots, labor unrest, security threats and terrorist attacks. Any of these events may lead to the disruption of information systems and telecommunication services for sustained periods and may create delays and inefficiencies in providing services to clients and potentially result in closure of our sites. They also may make it difficult or impossible for team members to reach or work in our business locations. Some locations may not be well-suited to work-from-home approaches to providing client services due to connectivity, infrastructure or other issues. Damage or destruction that interrupts our provision of services could adversely affect our reputation, our relationships with our clients, our leadership team’s ability to administer and supervise our business or may cause us to incur substantial additional expenditures to repair or replace damaged equipment or sites. We also may be liable to our clients for disruption in service resulting from such damage or destruction. Our resiliency and disaster recovery plans may not be adequate to provide continuity and reliability of service during disruptions or reduce the duration and impact of service outages sufficiently or at all. While we currently have commercial liability insurance, our insurance coverage may be insufficient or may not provide coverage at all for certain events. Furthermore, we may be unable to secure such insurance coverage at premiums acceptable to us in the future, or such insurance may become unavailable. Prolonged disruption of our services could also entitle our clients to terminate their contracts with us or require us to pay penalties or damages to our clients. Any of the above factors may materially adversely affect our business, financial performance, financial condition and cash flows.

We may choose to expand our operations to additional countries, which carries significant risks, and we may not be successful in maintaining our current profit margins in, or repatriating cash from, our new locations due to factors beyond our control.

We have offices and operations in various countries around the world and provide services to clients globally. An important component of our growth strategy is our continuing international expansion, which depends in part on the availability of the resources we require in order to conduct business in new markets. We continuously evaluate additional locations outside of our current operating geographies in which to invest in delivery locations, in order to maintain an appropriate cost structure for our client programs. We cannot predict the availability of qualified workers, monetary and economic conditions or the existence or extent of government support in other countries. Additionally, we may expand into less developed countries that have less political, social or economic stability and more vulnerable infrastructure and legal systems. Although some of these factors will influence our decision to establish operations in another country, there are inherent risks beyond our knowledge and control, including exposure to currency fluctuations, political and economic instability, unexpected changes in regulatory regimes, foreign exchange restrictions and foreign regulatory restrictions. We may also face difficulties integrating new facilities in different countries into our existing operations. One or more of these factors, or other factors relating to expanded international operations, could affect our ability to repatriate cash, result in increased operating expenses and make it more difficult for us to manage our costs and operations, which could have a material adverse effect on our business, financial performance, financial condition and cash flows.

Our business may not develop in ways that we currently anticipate and demand for our services may be reduced due to negative reaction to offshore / nearshore outsourcing or automation from the public.

We developed our strategy for future growth based on certain assumptions regarding our industry, future demand in the market for our services and the manner in which we would provide these services, including the assumption that a significant portion of the services we offer will continue to be delivered through offshore / nearshore facilities. The trend of transitioning key business processes to offshore / nearshore third parties may not continue and could reverse. In addition, we cannot accurately predict the impact that the COVID-19 pandemic might have on our clients’ outsourcing demands and efforts, which might be lower in the future, as some of our clients might decide to refrain from offshore / nearshore outsourcing due to the pressures they face from increased domestic unemployment resulting from the COVID-19 pandemic.

The issue of domestic companies outsourcing services to organizations operating in other countries is a topic of political discussion in the United States, as well as in Europe, countries in the Asia-Pacific region and other regions where we have clients. Some countries and special interest groups have expressed a perspective that associates offshore outsourcing with the loss of jobs in a domestic economy. This has resulted in increased political and media attention to offshore outsourcing, especially in the United States. It is possible that there could be a change in the existing laws that would restrict or require disclosure of offshore outsourcing or impose new standards that have the effect of restricting the use of certain visas in the foreign outsourcing context. The measures that have been enacted to date are generally directed at restricting the ability of government agencies to outsource work to offshore business service providers. These measures have not had a significant effect on our business because governmental agencies are not currently a focus of our operations. Some legislative proposals, however, would, for example, require delivery locations to disclose their geographic locations, require notice to individuals whose personal information is disclosed to non-U.S. affiliates or subcontractors, require disclosures of companies’ foreign outsourcing practices, or restrict U.S. private sector companies that have federal government contracts, federal grants or guaranteed loan programs from outsourcing their services to offshore service providers. In addition, changes in laws and regulations concerning the transfer of personal information to other jurisdictions could limit our ability to engage in work that requires us to transfer data in one jurisdiction to another. Potential changes in tax laws may also increase the overall costs of outsourcing or affect the balance of offshore and onshore business services. Such changes could have an adverse impact on the economics of outsourcing for private companies in the United States, which could, in turn, have an adverse impact on our business with U.S. clients.

Similar concerns have also led certain European Union jurisdictions to enact regulations which allow team members who are dismissed as a result of transfer of services, which may include outsourcing to non-European Union companies, to seek compensation either from the company from which they were dismissed or from the company to which the work was transferred. This could discourage European Union companies from outsourcing work offshore and/or could result in increased operating costs for us. In addition, there has been publicity about the negative experiences, such as theft and misappropriation of sensitive customer data of various companies that use offshore outsourcing.

Additionally, we may face negative public reaction to increased automation of or reduction in employment positions through the use of artificial intelligence or the other technologies we use to provide our services, which could reduce the demand for many of our digital service offerings. Increased negative public perception by public and private companies and related legislative efforts in economies around the world could have adverse impact on the demand for our services.

Terrorist attacks and other acts of violence, including those involving any of the countries in which we or our clients have operations, could lead to or exacerbate an economic recession and pose significant risks to our team members and facilities.

Terrorist attacks and other acts of violence or war may adversely affect worldwide financial markets and could potentially lead to, or exacerbate, an economic recession, which could adversely affect our business, financial performance, financial condition and cash flows. These events could adversely affect our clients’ levels of business activity and precipitate sudden significant changes in regional and global economic conditions and cycles. These events also pose significant risks to our team members and to our delivery locations and operations around the world. We generally do not have insurance for losses and interruptions caused by terrorist attacks, military conflicts and wars. Any such event could have a material adverse effect on our business, financial performance, financial condition and cash flows.

If we are not able to manage our resource utilization levels or price our services appropriately, our business, financial performance, financial condition and cash flows may be adversely affected.

Our profitability is largely a function of the efficiency with which we use our resources, particularly our team members and our delivery locations and the pricing that we are able to obtain for our services. Our resource utilization levels are affected by a number of factors, including our ability to attract, train, and retain team members, transition team members from completed projects to new assignments, forecast demand for our services (including potential client reductions in required resources or terminations) and maintain an appropriate number of team members in each of our delivery locations, as well as our need to dedicate resources to team member training and development. The prices we are able to charge for our services are affected by a number of factors, including price competition, our ability to accurately estimate revenues from client engagements, our ability to estimate resources and other costs for long-term pricing, margins and cash flows for long-term contracts, our clients’ perceptions of our ability to add value through our services, introduction of new services or products by us or our competitors, and general economic and political conditions. Therefore, if we are unable to appropriately price our services or manage our resource utilization levels, there could be a material adverse effect on our business, financial performance, financial condition and cash flows.

Our operating results may experience significant variability and, as a result, it may be difficult for us to make accurate financial forecasts and our actual operating results may experience variability, including falling short of our forecasts.

Our growth has not been, and in the future is not expected to be, linear as our period-to-period results have been in the past and may, in the future, fluctuate due to certain factors, including client demand, a long selling cycle, delays or failures by our clients to provide anticipated business, losses or wins of key clients, variations in team member utilization rates resulting from changes in our clients’ operations, delays or difficulties in expanding our delivery locations and infrastructure (including hiring new team members or constructing new delivery locations), capital investment amounts that may be inappropriate if our financial forecasts are inaccurate, changes to our pricing structure or that of our competitors, currency fluctuations, seasonal changes in the operations of our clients, our ability to recruit team members with the right skillset, failure to meet service delivery requirements as a result of technological disruptions, the timing of acquisitions and other events identified in this Annual Report, all of which may significantly impact our results and the accuracy of our forecasts from period to period. For example, the volume of business with some of our clients in our Travel and Hospitality vertical is significantly affected by seasonality, with our revenue typically higher in the third and fourth quarters due to spending patterns of our clients with calendar fiscal years.

Our revenues are also affected by changes in pricing under our contracts at the time of renewal or by pricing under new contracts. In addition, while we seek to forecast the revenue we expect to receive with a client when we enter into a contract, most of our contracts do not commit our clients to provide us with a specific volume of business over a specific period and, therefore, the associated revenue from such a contract could decline, and such forecasts may not prove to be correct. See “—If we are unable to accurately forecast our pricing models or optimize the mix of products and services we provide to meet changing client demands, or if we are unable to adapt to changing pricing and procurement demands of our clients, our business, financial performance, financial condition and cash flows may be adversely affected”. We are experiencing declines in revenues related to service programs we have with, for example, clients in our Travel and Hospitality vertical due to the COVID-19 pandemic. In addition, our clients are generally able to delay or postpone services for which we have been contracted to provide and, in many cases, terminate existing service contracts with us with limited notice, all of which could adversely impact revenue we expect to generate in any period. The selling cycle for our services and the budget and approval processes of prospective clients make it difficult to predict the timing of for the services we provide to our clients, entering into definitive agreements with new clients. The completion of implementation varies significantly based upon the complexity of the processes being implemented.

As a result, it may be difficult for us to accurately make financial forecasts and our actual operating results may experience variability, including falling short of our forecasts.

Our inability to manage our rapid growth effectively could have an adverse effect on our business and financial results.

Since we were founded in 2005, we have experienced rapid growth and significantly expanded our operations. We have delivery locations in over 20 countries. The number of our team members has increased significantly over the past several years. We expect to develop and improve our internal systems in the locations where we operate in order to address the anticipated continued growth of our business. We are also continuing to look for delivery locations outside of our current operating geographies to decrease the risks of operating from a limited number of countries. We may not, however, be able to effectively manage our infrastructure and team member expansion, open additional delivery locations or hire additional skilled team members as and when they are required to meet the ongoing needs of our clients and to meet our current growth trajectory, and we may not be able to develop and improve our internal systems. We also need to manage cultural differences between our team member populations and that may increase the risk for employment law claims. Our inability to execute our growth strategy, to ensure the continued adequacy of our current systems or to manage our expansion, capital and other resources effectively could have a material adverse effect on our business, financial performance, financial condition and cash flows.

Our business and financial results have been, and in the future may be, adversely impacted by the COVID-19 pandemic.

The global outbreak of COVID-19 continues to evolve. The COVID-19 pandemic has spread to nearly all countries around the world, including each of the countries where our delivery locations are located, and has created significant uncertainty and disruption. Governmental measures and regulations, such as city or country-wide lockdowns, local, domestic and international travel restrictions as well as closures of the enabling infrastructure necessary for our business to operate smoothly, have resulted, and may in the future result, in restrictions on our ability to fully deliver services to our clients. Such measures present concerns that may dramatically affect our ability to conduct our business effectively, including, but not limited to, adverse effects on our team members’ health, a slowdown and often a stoppage of delivery, work, travel and other activities which are critical for maintaining on-going business activities. Our ability to continue operations effectively during the COVID-19 pandemic is dependent on a number of factors, such as the continued availability of high-quality internet bandwidth, an uninterrupted supply of electricity, the sustainability of social infrastructure to enable our team members who are working remotely to continue delivering services, and on otherwise adequate conditions for remote-working, all of which are outside of our control. For example, some of the geographies in which our team members work remotely may not be well-suited to work-from-home approaches to providing client services due to connectivity or other issues with the local infrastructure. The effects of the pandemic have caused our clients to defer decision making, delay planned work, reduce volumes or seek to terminate current agreements with us. Additionally, a number of our clients in our Travel and Hospitality vertical have been and may, in the future, be negatively impacted as a result of the pandemic and the corresponding reduction in demand for their services may negatively affect the revenue we will be generating from those clients. As a result of the COVID-19 pandemic, we have had to temporarily close a number of our sites in accordance with government ordinances applicable in the various jurisdictions in which we operate. Closures of sites for such extended periods of time may impact our ability to retain and attract talent, which may have negative impacts on our human resources costs and our profitability.

Given the uncertainty around the severity and duration of the impact of the COVID-19 pandemic on our clients’ businesses and the countries and communities in which we operate, including the possible resurgence of infection rates, spread to communities previously not significantly affected and the changes in the mitigation and protective measures used to combat COVID-19, we cannot reasonably estimate its impact on our future business, financial performance, financial condition and cash flows.

Following guidance from local public health authorities in the countries in which we operate, we have taken various measures to help reduce the spread of the virus and maintain the health and safety of our workforce, including, but not limited to, implementing remote-working arrangements and restricting access to sites and implementing other measures to help maintain the safety of our workforce, which allows us to carry out operations. We have currently enabled over 95% of our team members to work from home. For team members who continue to work on TELUS International premises, we have introduced comprehensive safety practices, including, but not limited to, distributing masks and sanitizers, hourly site sanitization in high-traffic areas, thermal screening and daily health questionnaires, discontinued multiple use of workstations and equipment and imposed restrictions on access and movement within our sites to enhance social distancing. The effects of these policies may negatively impact productivity and the magnitude of any effect will depend, in part, on the length and severity of the restrictions and other limitations and on how such measures will affect our ability to conduct our business in the ordinary course. Some of these measures have required us to provide services and operate client processes in a remote environment that is not directly supervised, and while this has been acknowledged by our clients, such alternative operating models may affect the quality of service we are able to provide to our clients. Evolving interpretations of compliance and audit requirements may alter our profitability for clients that utilize flexible work models from home or remote environments. See “—The unauthorized disclosure of sensitive or confidential client and customer data could expose us to protracted and costly litigation, damage our reputation and cause us to lose clients”.

International and domestic travel bans imposed as emergency measures by governments, our reduced ability to hire new team members, disruptions to our supply chain, lockdowns in geographies where clients are located and temporary closures of our delivery locations have impaired, and may continue to impair our ability to generate new business or expand our relationships with existing clients and, hence, may have a negative impact on our growth, financial condition, results and the future price of our shares. Further, although we have not experienced significant issues with our managerial and financial reporting to date as a result of a restriction on travel or otherwise, in the future we may suffer delays in managerial and financial reporting, be unable to perform audits and apply effective internal controls over financial reporting, or fail to abide by other regulatory or compliance requirements to which we are subject as a result of the effects of the COVID-19 pandemic.

The increase in remote working may also result in client privacy, IT security and fraud concerns as well as increase our exposure to potential wage and hour issues. An at-home workforce introduces increased risks to satisfying our contractual obligations and maintaining the security and privacy of the data we process. In addition, as a result of the acquisition of Lionbridge AI, we have become subject to the client privacy, IT security and fraud concerns associated with a workforce largely composed of independent contractors who use and rely on their own equipment.

To the extent the COVID-19 pandemic adversely affects our business, financial condition, financial performance and cash flows, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

We rely on computer hardware, purchased or leased, and software licensed from and services rendered by third parties in order to provide our solutions and run our business and any loss of the right to use, disruption of supply of, or failures of third-party hardware, software or services could have an adverse effect on our business, financial performance, financial condition and cash flows.

We rely on computer hardware, purchased or leased, and software licensed from, and services rendered by, third parties in order to provide our solutions and run our business, other than the independent contractors in our data annotation business who generally use their own equipment. Third-party hardware, software and services may not continue to be available on commercially reasonable terms, or at all. Licenses for such third-party technologies may be terminated or not renewed, and we may be unable to license such third-party technologies in the future. Any loss of the right to use or any failures of third-party hardware, software or services could result in delays in our ability to provide our solutions or run our business until equivalent hardware, software or services are developed by us or, if available, identified, obtained and integrated, which could be costly and time-consuming and may not result in an equivalent solution, any of which could have an adverse effect on our business, financial performance, financial condition and cash flows.

We also rely on third-party suppliers to provide equipment and components necessary for our operations. Reliance on such third-party suppliers reduces our control over delivery schedules and quality of equipment and our international third-party suppliers may be subject to adverse economic conditions, all of which may ultimately impact our operations and our ability to effectively deliver services to our clients.

Further, clients could assert claims against us in connection with service disruption and/or cease conducting business with us altogether as a result of problems with the hardware we use to deliver services. Even if not successful, a claim brought against us by any of our clients would likely be time-consuming and costly to defend and could seriously damage our reputation and brand, making it harder for us to sell our solutions, any of which could have an adverse effect on our business, financial performance, financial condition and cash flows.

We rely upon third-party providers of “cloud” computing services to operate certain aspects of our services and any disruption of or interference with our use of these cloud providers or increase in cost of their services could adversely impact our business, financial performance, financial condition and cash flows.

We rely on a limited number of cloud computing providers for a distributed computing infrastructure platform for our business operations, or what is commonly referred to as a “cloud” computing service. We have architected our software and computer systems so as to utilize data processing, storage capabilities and other services provided by these providers. Degradation or disruption of, interference with, or loss of our use of such cloud services may adversely impact our provision of services, and consequently, such events may adversely affect our revenues, reputation, our relationships with our clients, our leadership team’s ability to administer and supervise our business or may cause us to incur substantial additional expenditure to repair or replace damaged equipment or sites. We may also be liable to our clients for such disruptions in services. Prolonged disruption of our services could also entitle our clients to terminate their contracts with us or require us to pay penalties or damages to our clients. As a result of our reliance on these providers, including the complexity that a switch from one cloud provider to another would involve, increases in costs for these services may significantly increase our costs of operations. Additionally, certain of these vendors provide services to us pursuant so such vendors’ contracts with TELUS, and as a result, such services may be subject to interruptions due to factors beyond our control, or may be renegotiated from time to time without our participation on terms we cannot control. Any disruption of or interference with our use of these cloud providers or material changes in the price for such services would adversely impact our operations and our business, financial performance, financial condition and cash flows may be adversely impacted.

We or our vendors may disrupt our clients’ operations as a result of telecommunications or technology downtime or interruptions, which would have a negative impact on our revenues or reputation and cause us to lose clients.

Our dependence on our offshore / nearshore delivery locations to deliver services requires us to maintain active voice and data communications and transmission among our delivery locations, our international technology hubs and our clients’ offices. Although we maintain redundant facilities and communications links and have business continuity plans in place, disruptions could result from, among other things, technical breakdowns, faulty systems or software, computer glitches, viruses and other malicious software, weather conditions, global pandemics and geopolitical instability. Further, our business continuity plans may not be entirely successful in mitigating the effects of such events. A prolonged interruption, or frequent or persistent interruptions, in the availability of our services could disrupt our clients’ operations and materially harm our reputation and business, especially if we are not able to rapidly transition to an alternative service delivery model using a different delivery location or a different client service team. We also depend on certain significant vendors for facility storage and related maintenance of our main technology equipment and data at those technology hubs, as well as for some of the third-party technology and platforms we sometimes use to deliver our services. Any failure by these vendors to perform those services, any temporary or permanent loss of our equipment or systems, or any disruptions to basic infrastructure like power and telecommunications could impede our ability to provide services to our clients, have a negative impact on our revenues or reputation and cause us to lose clients, which could have a material adverse effect on our business, financial performance, financial condition and cash flows.

We may be unable to successfully identify, complete, integrate and realize the benefits of acquisitions or manage the associated risks, all of which could have a material adverse effect on our business, financial performance, financial condition and cash flows.

A key part of our business strategy is to continue to selectively consider acquisitions or investments, some of which may be material. Through the acquisitions we pursue, we may seek opportunities to expand the scope of our existing services, add new clients or enter new geographic markets. There can be no assurance that we will successfully identify suitable candidates in the future for strategic transactions at acceptable prices or at all, have sufficient capital resources to finance potential acquisitions or be able to consummate any desired transactions. Our failure to complete potential acquisitions in which we have invested or may invest significant time and resources could have a material adverse effect on our business, financial performance, financial condition and cash flows.

Acquisitions, including completed acquisitions, involve a number of risks, including diversion of management’s attention from operating our business, developing our relationships with key clients and seeking new revenue opportunities, failure to retain key personnel of acquired companies, legal risks and liabilities relating to the acquisition or the acquired entity’s historic operations which may be unknown or undisclosed and for which we may not be indemnified fully or at all, failure to integrate the acquisition in a timely manner, and, in the case of our potential acquisitions, our ability to finance the acquisitions on attractive terms or at all, any of which could have a material adverse effect on our business, financial performance, financial condition and cash flows. Future acquisitions may also result in the incurrence of indebtedness or the issuance of additional equity securities.

We could also experience financial or other setbacks if transactions encounter unanticipated problems, including problems related to execution, integration or underperformance relative to prior expectations. Post-acquisition activities include the review and alignment of employee cultures, accounting policies, treasury policies, corporate policies such as ethics and privacy policies, employee transfers and moves, information systems integration, optimization of service offerings and the establishment of control over new operations. Such activities may not be conducted efficiently and effectively. Our management may not be able to successfully integrate any future acquired business into our operations and culture on our anticipated timeline or at all, or maintain our standards, controls and policies, which could negatively impact the experience of our clients, optimization of our service offerings and control over operations and otherwise have a material adverse effect on our business, financial performance, financial condition and cash flows. Consequently, any acquisition we complete may not result in anticipated or long-term benefits or synergies to us or we may not be able to further develop the acquired business in the manner we anticipated.

Following the completion of acquisitions, we may be required to rely on the seller to provide administrative and other support, including financial reporting and internal controls over financial reporting, and other transition services to the acquired business for a period of time. We may not have experience in working with the sellers of the business we have acquired to obtain the necessary support to operate a newly acquired business. There can be no assurance that the seller will do so in a manner that is acceptable to us.

We may need to raise additional funds to pursue our growth strategy or continue our operations, and we may be unable to raise capital when needed or on acceptable terms, which could lead us to be unable to expand our business.

From time to time, we may seek additional financing to fund our growth, enhance our technology, respond to competitive pressures or make acquisitions or other investments. We cannot predict the timing or amount of any such capital requirements at this time. General economic, financial or political conditions in our markets may deteriorate or other circumstances may arise, which, in each case, may have a material adverse effect on our cash flows and our business, leading us to seek additional capital. We may be unable to obtain financing on satisfactory terms, or at all. In this case, we may be unable to expand our business at the rate desired, or at all, and our financial performance may suffer. Financing through issuances of equity securities would be dilutive to holders of our shares.

If we are unable to collect our receivables from, or bill our unbilled services to, our clients, our financial performance, financial condition and cash flows could be adversely affected.

Our business depends on our ability to successfully obtain payment from our clients for work performed and to bill and collect on what are usually relatively short cycles. We evaluate the financial condition of our clients and maintain allowances against receivables. We might not accurately assess the creditworthiness of our clients. Actual losses on client balances could differ from those that we currently anticipate and, as a result, we might need to adjust our allowances. Macroeconomic conditions, such as any domestic or global credit crisis or disruption of the global financial system, including as a result of the COVID-19 pandemic, could also result in financial difficulties for our clients, up to and including insolvency or bankruptcy, as well as limit their access to the credit markets and, as a result, could cause clients to delay payments to us, request modifications to their payment arrangements that could increase our receivables balance, or default on their payment obligations to us. We have had clients in the past who have entered into insolvency proceedings and have defaulted on their obligations to us. Timely collection of client balances also depends on our ability to complete our contractual commitments, including delivering on the service level our clients expect, and bill and collect our contracted revenues. If our client is not satisfied with our services or we are otherwise unable to meet our contractual requirements, we might experience delays in the collection of and/or be unable to collect our client balances, and if this occurs, our financial performance, financial condition and cash flows could be adversely affected. In addition, if we experience an increase in the time to bill and collect for our services, our cash flows could be adversely affected.

As a result of becoming a public company in the United States, we are subject to additional regulatory compliance requirements, including Section 404 of the Sarbanes-Oxley Act. We have previously identified a material weakness in our internal control over financial reporting.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports. Effective internal controls, together with adequate disclosure controls and procedures, are designed to prevent or detect material misstatement due to fraud or error and to provide reasonable assurance as to the reliability of financial reporting. Deficiencies in our internal controls may adversely affect our management’s ability to record, process, summarize, and report financial data on a timely basis. As a public company, we are required by Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and applicable Canadian securities laws, including National Instrument 52-109—Certification of Disclosure in Issuers’ Annual and Interim Filings, to include a report of management’s assessment on our internal control over financial reporting and, beginning with our annual report for the year ending December 31, 2021, an independent auditor’s attestation report on our internal control over financial reporting in our annual reports on Form 20-F or Form 40-F, subject to certain exceptions. If we fail to comply with the applicable requirements of the Sarbanes-Oxley Act in the required timeframe, we may be subject to sanctions, investigations or other enforcement actions by regulatory authorities, including the U.S. Securities and Exchange Commission (the “SEC”) and the New York Stock Exchange (“NYSE”).

We had previously identified an ineffective design of controls relating to the review and approval of revenue recognition and journal entries at our less significant subsidiaries and the related ineffective design of risk assessment procedures, deployment of control activities, and monitoring of internal controls over financial reporting at these subsidiaries, which was considered a material weakness in our internal control over financial reporting as at December 31, 2019. We have since taken significant remediation steps and, as of December 31, 2020, we have implemented effectively designed controls to address the material weakness. We cannot assure you that we will not identify a material weakness or significant deficiency in our internal control over financial reporting in the future. If we fail to maintain an effective system of internal control over financial reporting in the future, we may not be able to accurately and timely report on our operating results or financial condition, which could adversely affect investor confidence in our company and the market price of our subordinate voting shares.

We may not be able to realize the entire book value of goodwill and other intangible assets from acquisitions.

We anticipate recording a significant amount of goodwill and intangible assets in connection with our acquisition strategy. For example, the acquisitions of CCC and Lionbridge AI have increased our goodwill and intangible assets balances significantly. Our carrying value of goodwill and intangible assets is periodically tested for impairment on an annual basis. We assess our goodwill and intangible assets by comparing the recoverable amounts of our cash generating unit to its carrying value. To the extent that the carrying value exceeds its recoverable amount, the excess amount would be recorded as a reduction in the carrying value of the asset and any remainder would be recorded as a reduction in the carrying value of the assets on a pro-rated basis. In the event that the carrying amount of goodwill or the intangible assets are impaired, any such impairment would be charged to earnings in the period of impairment. Since this involves the use of critical accounting policies and estimates, we cannot assure that future impairment of goodwill or intangible assets will not have a material adverse effect on our financial performance.

We may incur liabilities for which we are not insured, and may suffer reputational damage in connection with certain claims against us.

We could be sued directly for claims that could be significant, such as claims related to breaches of privacy or network security, infringement of intellectual property rights, violation of wage and hour laws, or systemic discrimination, and our contracts may not fully limit or insulate us from those liabilities. Additionally, in our contracts with our clients, we indemnify our clients for losses they may incur for our failure to deliver services pursuant to the terms of service set forth in such service contracts, and a limited number of our service contracts provide for high or unlimited liability for the benefit of our clients related to damages resulting from breaches of privacy or data security in connection with the provision of our services. Although we have various insurance coverage plans in place, including coverage for general liability, errors or omissions, property damage or loss and information security and privacy liability, that coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more claims. The policies may also have exclusions which would limit our ability to recover under them, the limits under the policy may be insufficient, or our insurers may deny coverage following their investigation of a claim. Currently we do not have insurance in place for certain types of claims, such as patent infringement, violation of wage and hour laws, failure to provide equal pay in the United States and our indemnification obligations to our clients based on employment law, because it is either not available or is not economically feasible. The successful assertion of one or more large claims against us that are excluded from our insurance coverage or exceed available insurance coverage, or changes in our insurance policies (including premium increases, the imposition of large deductible or co-insurance requirements, changes in terms and conditions or outright cancellation or non-renewal of coverage), could have a material adverse effect on our business, financial performance, financial condition and cash flows. Furthermore, the assertion of such claims, whether or not successful, could cause us to incur reputational damage, which could have a material adverse effect on our business, financial performance, financial condition and cash flows.

We may not be able to comply with the covenants in our credit agreement, service our debt or obtain additional financing on competitive terms, which could result in a default of our credit agreement.

Our credit agreement contains various restrictive covenants. Our ability to comply with the restrictive covenants in our credit agreement, including the net debt to EBITDA ratio covenant will depend upon our future performance and various other factors, including but not limited to the impacts of the COVID-19 pandemic on our business, financial performance, financial condition and cash flows, any prolonged recessionary economic environment that may develop and competitive factors, many of which are beyond our control. The credit agreement also contains covenants related to our relationship with TELUS, which are not in our control. We may not be able to maintain compliance with all of these covenants. In that event, we may not be able to access the borrowing availability under our credit agreement and we may need to seek an amendment to our credit agreement or may need to refinance our indebtedness. There can be no assurance that we can obtain future amendments of or waivers under our existing and any future credit agreements and instruments, or refinance borrowings under our credit agreement, and, even if we were able to obtain an amendment or waiver in the future, such relief may only last for a limited period. Any noncompliance by us with the covenants under our credit agreement could result in an event of default thereunder, which may allow the lenders to accelerate payment of the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In the event our creditors accelerate the repayment of our indebtedness, we cannot assure you that we would have sufficient assets to make such repayment.

Our cash flow from operating activities will provide the primary source of funds for our debt service payments. If our cash flow from operating activities declines, we may not be able to service or refinance our current debt, which could adversely affect our business and financial condition. Our credit facility exposes us to changes in interest rates. We currently hedge a portion of our variable rate interest exposure but such hedging activities may not be successful in mitigating the risk of increasing interest rates, which may increase our debt service payments.

In preparing our financial statements, we make certain assumptions, judgments and estimates that affect amounts reported in our consolidated financial statements, which, if not accurate, may significantly impact our financial results.

In preparing our financial statements, we make certain assumptions, judgments and estimates that affect amounts reported in our consolidated financial statements, which, if not accurate, may significantly impact our financial results. We make assumptions, judgments and estimates for a number of items, including those listed in “Item 11—Quantitative and Qualitative Disclosures about Market Risk”. These assumptions, judgments and estimates are drawn from historical experience and various other factors that we believe are reasonable under the circumstances as at the date of the consolidated financial statements. Actual results could differ materially from our estimates, and such differences could significantly impact our financial results.

Fluctuations in foreign currency exchange rates could harm our financial performance.

Our primary operating currency is the U.S. dollar, but we also generate revenue and incur expenses in other currencies, including the euro, the Philippine peso and the Canadian dollar. As we expand our operations to new countries, our exposure to fluctuations in these currencies may increase and we may incur expenses in other currencies. There may be fluctuations in currency exchange rates between the U.S. dollar and other currencies we transact in which may adversely impact our financial results. In addition, the impact of the COVID-19 pandemic on macroeconomic conditions may impact the proper functioning of financial and capital markets and result in unpredictable fluctuations in foreign currency exchange rates.

Our financial performance could be adversely affected over time by certain movements in exchange rates, particularly if currencies in which we incur expenses appreciate against the U.S. dollar or if the currencies in which we receive revenues depreciate against the U.S. dollar. Although we take steps to hedge a portion of our foreign currency exposures, there is no assurance that our hedging strategy will be successful or that the hedging markets will have sufficient liquidity or depth for us to implement our strategy in a cost-effective manner. In addition, in some countries such as India and China, we are subject to legal restrictions on hedging activities, as well as convertibility of currencies, which could limit our ability to use cash generated in one country to invest in another and could limit our ability to hedge our exposures. Finally, our hedging policies only provide near term protection from exchange rate fluctuations. If currencies in which we incur expenses appreciate against the U.S. dollar, we may have to consider additional means of maintaining profitability, including by increasing pricing or reducing costs, which may or may not be achievable.

Our financial condition could be negatively affected if countries reduce or withdraw tax benefits and other incentives currently provided to companies within our industry or if we are no longer eligible for these benefits.

TELUS International operates in various jurisdictions including Austria, Bosnia and Herzegovina, Bulgaria, Canada, China, Costa Rica, Czech Republic, Denmark, El Salvador, Finland, France, Germany, Guatemala, India, Ireland, Japan, Korea, Latvia, the Philippines, Poland, Romania, Slovakia, Spain, Switzerland, Turkey and the United States, which increases our exposures to multiple forms of taxation. Our tax expense and cash tax liability in the future could be adversely affected by various factors, including, but not limited to, changes in tax laws (including tax rates), regulations, accounting principles or interpretations, the potential adverse outcome of tax examinations and international tax complexity and compliance. Changes in the valuation of deferred tax assets and liabilities, which may result from a decline in our profitability or changes in tax rates or legislation, could have a material adverse effect on our tax expense.

Our subsidiaries file tax returns and pay taxes in the various jurisdictions in which they are a resident and carry on their business activities. Our tax expense and cash tax liability (including interest and penalties) could be adversely affected if a country were to successfully argue that any of our subsidiaries is resident in, or carries on business in, a country that is different from any jurisdiction in which it files its tax returns and pays taxes.

Certain cross-border payments may be subject to withholding taxes in the jurisdiction of the payer. Our tax expense and cash tax liability (including interest and penalties) could be adversely affected if a country were to successfully argue that any cross-border payments by our subsidiaries are subject to withholding tax in a manner or at a rate that is different from any amounts actually withheld in respect of any applicable withholding taxes. In addition, our tax expense and cash tax liability (including interest and penalties) could be adversely affected if a country were to dispute the quantum and timing of any deduction related to any cross-border payment.

Certain of our delivery locations in India, which were established in Special Economic Zones (“SEZ”), are eligible for tax incentives until 2024. These delivery locations are eligible for a 100% income tax exemption for the first five years of operation and a 50% exemption for a period of up to ten years thereafter if certain conditions are met. Minimum tax is paid on income subject to the SEZ incentives which generates credits that can be carried forward for 15 years to be applied against taxes payable on regular income. Additionally, there were new delivery locations established during the fiscal year ended March 31, 2019, which are eligible for tax incentives until 2034.

As our SEZ legislation benefits are being phased out, our Indian tax expense may materially increase and our after-tax profitability may be materially reduced, unless we can obtain comparable benefits under new legislation or otherwise reduce our tax liability. Minimum taxes imposed on the exempt income may increase our tax expense in future years if the minimum tax credits cannot be fully utilized during the carryover period.

We also benefit from corporate tax incentives for our Philippine delivery locations. These incentives are administered by the Philippine Economic Zone Authority (“PEZA”) and initially provide a four-year tax holiday for each PEZA registered location, followed by a preferential tax rate of 5% of gross profit. The PEZA incentive regime yields an average effective tax rate of less than 10% of pre-tax income with the rate determined by how many of the PEZA registered locations were in the exemption period during the year. The proposed Corporate Recovery and Tax Incentives for Enterprises (“CREATE”) Act awaiting signature into law grandfathers existing incentives but limits the 5% tax on gross profit period to 10 years. CREATE establishes a new incentive program with similar benefits including an income tax holiday period followed by either the 5% preferential tax on gross profit or the proposed regular corporate tax rate of 25% but with enhanced tax deductions.

Our operations in El Salvador benefit from a favorable tax exemption. Failure to qualify for the favorable tax regime in El Salvador (including as a result of its repeal) could result in income generated from centers in El Salvador being taxed at the prevailing annual tax rate of 30%.

Our operations in the United States may be subject to the Base Erosion and Anti-Abuse Tax (“BEAT”) starting in 2021. The BEAT operates as a minimum tax (10% for taxable years before 2026 and 12.5% thereafter) and is generally calculated as a percentage of the “modified taxable income” of an “applicable taxpayer”. The BEAT applies for a taxable year only to the extent it exceeds a taxpayer’s regular corporate income tax liability for such year (determined without regard to certain tax credits). Certain subsidiaries organized in the United States are expected to become “applicable taxpayers” in 2021 so they may incur a BEAT tax liability. In addition, the Internal Revenue Service (“IRS”) could disagree with our calculation of the amount of the BEAT tax liability or otherwise assert we owe additional tax. If our subsidiaries in the United States are subject to the BEAT, it could significantly increase their tax liability.

As a result of the foregoing, our overall effective tax rate may increase in future years and such increase may be material and may have an adverse impact on our business, financial performance, financial condition and cash flows.

If tax authorities were to successfully challenge the transfer pricing of our cross-border intercompany transactions, our tax liability may increase.

We have cross-border transactions among our subsidiaries in relation to various aspects of our business, including operations, financing, marketing, sales and delivery functions. Canadian transfer pricing regulations, as well as regulations applicable in other countries in which we operate, require that any international transaction involving associated enterprises be on arm’s-length terms and conditions. We view the transactions entered into by our subsidiaries to be in accordance with the relevant transfer pricing laws and regulations. If, however, a tax authority in any jurisdiction successfully challenges our position and asserts that the terms and conditions of such transactions are not on arm’s-length terms and conditions, or that other income of our affiliates should be taxed in that jurisdiction, we may incur increased tax liability, including accrued interest and penalties, which would cause our tax expense to increase, possibly materially, thereby reducing our profitability and cash flows, which in turn could have a material adverse effect on our financial performance, effective tax rate and financial condition.

Tax legislation and the results of actions by taxing authorities may have an adverse effect on our operations and our overall tax rate.

The Government of Canada or other jurisdictions where we have a presence could enact new tax legislation which could have a material adverse effect on our business, financial performance, financial condition and cash flows. In addition, our ability to repatriate surplus earnings from our delivery locations in a tax-efficient manner is dependent upon interpretations of local laws, possible changes in such laws and the renegotiation of existing bilateral tax treaties. Changes to any of these may adversely affect our overall tax rate, or the cost of our services to our clients, which could have a material adverse effect on our business, financial performance, financial condition and cash flows.

Certain income of our non-Canadian subsidiaries may be taxable in Canada, and if the Canadian tax authorities were to successfully dispute the quantum of such income, our tax expense and tax liability may increase.

Certain income of our non-Canadian subsidiaries that is passive in nature or that has a particular connection to Canada may be taxable in Canada under the “foreign affiliate property income” (“FAPI”) regime in the Income Tax Act (Canada). Our tax expense and cash tax liability (including interest and penalties) could be adversely affected if the Canadian tax authorities were to successfully dispute the quantum of any FAPI earned by our non-Canadian subsidiaries, thereby adversely affecting our business, financial performance, financial condition and cash flows.

We and our clients are subject to laws and regulations globally, which increases the difficulty of compliance and may involve significant costs and risks. Any failure to comply with applicable legal and regulatory requirements could have a material adverse effect on our business, financial performance, financial condition and cash flows.

The jurisdictions where we operate, as well as our contracts, require us to comply with or facilitate our clients’ compliance with numerous, complex and sometimes conflicting legal regimes, both domestically and internationally. These laws and regulations relate to a number of aspects of our business, including anti-corruption, internal and disclosure control obligations, data privacy and protection, wage-and-hour standards, employment and labor relations, trade protections and restrictions, import and export control, tariffs, taxation, sanctions, data and transaction processing security, payment card industry data security standards, records management, user-generated content hosted on websites we operate, privacy practices, data residency, corporate governance, anti-trust and competition, team member and third-party complaints, telemarketing regulations, telephone consumer regulations, government affairs and other regulatory requirements affecting trade and investment. Our clients are located around the world, and the laws and regulations that apply include, among others, U.S. federal laws and regulations such as the Fair Credit Reporting Act, Gramm-Leach-Bliley Act, the Health Insurance Portability and Accountability Act (“HIPAA”), the Health Information Technology for Economic and Clinical Health Act, Telephone Consumer Protection Act, Telemarketing Sales Rule, state laws on third-party administration services, utilization review services, data privacy and protection telemarketing services or state laws on debt collection in the U.S., collectively enforced by numerous federal and state government agencies and attorneys general, as well as similar consumer protection laws in other countries in which our clients’ customers are based. Failure to perform our services in a manner that complies with any such requirements could result in breaches of contracts with our clients. The application of these laws and regulations to our clients is often unclear and may at times conflict. The global nature of our operations increases the difficulty of compliance. For example, in many foreign countries, particularly in those with developing economies, it is common to engage in business practices that are prohibited by regulations applicable to us or our clients, including Canada’s Corruption of Foreign Public Officials Act and the United States Foreign Corrupt Practices Act. We cannot provide assurance that our clients will not take actions in violation of our internal policies or Canadian or United States laws. Compliance with these laws and regulations may further be challenged by the remote-working environment caused by the COVID-19 pandemic. For example, payment card industry and HIPAA guidance is evolving in light of the increase in remote-working conditions globally, and thus there exists uncertainty over the additional cost and ability to comply with such evolving standards. Compliance with these laws and regulations may involve significant costs, consume significant time and resources or require changes in our business practices that result in reduced revenue and profitability. We may also face burdensome and expensive governmental investigations or enforcement actions regarding our compliance, including being subject to significant fines. Non-compliance could also result in fines, damages, criminal sanctions against us, our officers or our team members, prohibitions on the conduct of our business, and damage to our reputation, restrictions on our ability to process information, allegations by our clients that we have not performed our contractual obligations or other unintended consequences. In addition, we are required under various laws to obtain and maintain accreditations, permits and/or licenses for the conduct of our business in all jurisdictions in which we have operations and, in some cases, where our clients receive our services, including the United States, Canada and Europe. If we do not maintain our accreditations, licenses or other qualifications to provide our services or if we do not adapt to changes in legislation or regulation, we may have to cease operations in the relevant jurisdictions and may not be able to provide services to existing clients or be able to attract new clients. Our failure to comply with applicable legal and regulatory requirements could have a material adverse effect on our business, financial performance, financial condition and cash flows.

We are subject to economic, political and other risks of doing business globally and in emerging markets.

We are a global business with a substantial majority of our assets and operations located outside Canada and the United States. In addition, our business strategies may involve expanding or developing our business in emerging market regions, including Europe and Asia-Pacific. Due to the international nature of our business, we are exposed to various risks of international operations, including:

•	adverse trade policies or trade barriers;

•	inflation, hyperinflation and adverse economic effects resulting from governmental attempts to control inflation, such as the imposition of wage and price controls and higher interest rates;

•	difficulties in enforcing agreements or judgments and collecting receivables in foreign jurisdictions;

•	exchange controls or other currency restrictions and limitations on the movement of funds, such as on the remittance of dividends by subsidiaries;

•	inadequate infrastructure and logistics challenges;

•	sovereign risk and the risk of government intervention, including through expropriation, or regulation of the economy;

•	challenges in maintaining an effective internal control environment with operations in multiple international locations, including language and cultural differences, expertise in international locations and multiple financial information systems;

•	concerns relating to the protection and security of our personnel and assets; and

•	labor disruptions, civil unrest, significant political instability, wars or other armed conflict.

These risks may impede our strategy by limiting the countries and regions in which we are able to expand. The impacts of these risks may also only materialize after we have begun preparations and made investments to provide services in this new country or region. The exposure to these risks may require us to incur additional costs to mitigate the impact of these risks on our business.

Additionally, there continues to be a great deal of uncertainty regarding U.S. and global trade policies for companies with multinational operations like ours. In recent years, there has been an increase in populism and nationalism in various countries around the world and, consequently, historical free trade principles are being challenged. For example, the U.S. government has at times indicated its intent to adopt a new approach to trade policy and, in some cases, to renegotiate, or potentially terminate, certain existing bilateral or multi-lateral trade agreements. As we continue to operate our business globally, our success will depend, in part, on the nature and extent of any such changes and how well we are able to anticipate, respond to and effectively manage any such changes.

Finally, international trade and political disputes can adversely affect the operations of multinational corporations like ours by limiting or disrupting trade and business activity between countries or regions. For example, we may be required to limit or halt operations, terminate client relationships or forego profitable client opportunities in countries which may, in the future, be subject to sanctions or other restrictions on business activity by corporations such as ours, by U.S. or Canadian legislation, executive order or otherwise. Some of our clients have been targeted by and may, in the future, be subject to such sanctions. Additionally, failure to resolve the trade dispute between the countries may also lead to unexpected operating difficulties in certain countries, including enhanced regulatory scrutiny, greater difficulty transferring funds or negative currency impacts.

All the foregoing could have a material adverse effect on our business, financial performance, financial condition and prospects.

Some of our contractual arrangements with our clients require us to deliver a minimum quality of service, and our failure to meet those quality standards could adversely impact our business or subject us to liability or penalties.

Most of our agreements with clients contain service level and performance requirements, including requirements relating to the quality of our services. The services we provide are often critical to our clients’ businesses, and any failure to consistently provide those services in accordance with contractual specifications, whether as a result of errors made by our team members or otherwise, could disrupt the client’s business and result in harm to our reputation, reduction of the likelihood that our clients recommend us to others, an obligation for us to pay penalties to the client under the contract, a reduction in revenues or a claim for substantial damages against us, regardless of whether we are responsible for that failure. In addition, lockdowns and other measures imposed by governments around the world, as well as other resulting impacts of the COVID-19 pandemic, may result in our temporary inability to meet the service level and performance requirements of our clients. If we fail to meet our contractual obligations or otherwise breach obligations to our clients or vendors, we could be subject to legal liability.

We may enter into non-standard agreements because we perceive an important economic opportunity by doing so or because our personnel did not adequately adhere to our guidelines for the entry into contracts with new or existing clients. In addition, with respect to our client contracts, the contracting practices of our competitors may cause contract terms and conditions that are unfavorable to us to become standard in the marketplace. If we cannot or do not perform our obligations with clients or vendors, we could face legal liability and our contracts might not always protect us adequately through limitations on the scope and/or amount of our potential liability. If we cannot, or do not, meet our contractual obligations to provide solutions and services to clients, and if our exposure is not adequately limited through the enforceable terms of our agreements, we might face significant legal liability and our business, financial performance, financial condition and cash flows could be materially and adversely affected. Similarly, if we cannot, or do not, meet our contractual obligations with vendors, such as licensors, the vendors may have the right to terminate the contract, in which case we may not be able to provide clients solutions and services dependent on the products or services provided to us by such contracts.

The unauthorized disclosure of sensitive or confidential client and customer data could expose us to protracted and costly litigation, damage our reputation and cause us to lose clients.

We are typically required to process, and sometimes collect and/or store sensitive data, including, but not limited to, personal data regulated by the General Data Protection Regulation (“GDPR”), The Personal Information Protection and Electronic Documents Act, California Consumer Privacy Act (“CCPA”), the California Invasion of Privacy Act, Personal Data Protection Bill of 2018, and the Data Privacy Act of 2012, of our clients’ end customers in connection with our services, including names, addresses, social security numbers, personal health information, credit card account numbers, checking and savings account numbers and payment history records, such as account closures and returned checks. In addition, we collect and store data regarding our team members. As a result, we are subject to various data protection laws and regulations (as described above), and other industry-specific regulations and privacy laws and standards in the countries in which we operate, including the GDPR, the CCPA, the HIPAA, the Health Information Technology for Economic and Clinical Health Act and the Payment Card Industry Data Security Standard, and the failure to comply with such laws could result in significant fines and penalties. The legislative and regulatory frameworks for privacy issues is constantly evolving in many countries where we operate and are likely to remain uncertain and dynamic for the foreseeable future. Legislators and regulators in numerous jurisdictions are increasingly adopting new privacy, information security and data protection guidance, laws and regulations, and compliance with current or future privacy, information security and data protection laws and regulations could result in higher compliance, technology or operating costs. The interpretation and application of such laws is often unclear or unsettled, and such laws may be interpreted and applied in a manner inconsistent with our current policies and practices, which may require changes to the features of our company’s platform or prohibit certain of our operations in certain jurisdictions. In addition, certain jurisdictions have adopted laws and regulations that restrict the transfer of data belonging to residents outside of their country. These laws and regulations could limit our ability to transfer such data to the locations in which we conduct operations, which would place limitations on our ability to operate our business.

Many jurisdictions, including all U.S. states, have enacted laws requiring companies to notify individuals and authorities of security breaches involving certain types of personal information. In addition, our agreements with our clients may obligate us to investigate and notify our clients of, and provide cooperation to our clients with respect to, such breaches. Many of our agreements with our clients do not include any limitation on our liability to them with respect to breaches of our obligation to keep the information we receive from them confidential. A failure to comply with these notification requirements could expose us to liability.

In the European Union, the GDPR went into effect in May 2018. The GDPR supersedes European Union member states’ national protection laws and imposes privacy and data security compliance obligations and increased penalties for noncompliance. In particular, the GDPR has introduced numerous privacy-related changes for companies operating within and outside the European Union, including greater control for, and rights granted to, data subjects, increased data portability for European Union consumers, data breach notification requirements, restrictions on automated decision-making and increased fines. GDPR enforcement has begun, and companies have faced fines for violations of certain provisions. Fines can reach as high as 4% of a company’s annual total revenue, potentially including the revenue of a company’s international affiliates. Additionally, foreign governments outside of the European Union are also taking steps to fortify their data privacy laws and regulations. For example, Brazil, India, the Philippines as well as some countries in Central America and Asia-Pacific and some U.S. states, have implemented or are considering GDPR-like data protection laws which could impact our engagements with clients (existing and potential), vendors and team members in those countries. The GDPR and the introduction of similar legislation in other jurisdictions increases the cost of regulatory compliance and increases the risk of non-compliance therewith, which could have an adverse effect on our business, financial performance, financial condition and cash flows.

Although our network security and the authentication of our customer credentials are designed to protect against unauthorized disclosure, alteration and destruction of, and access to, data on our networks, it is impossible for such security measures to be perfectly effective. There can be no assurance that such measures will function as expected or will be sufficient to protect our network infrastructure against certain attacks, and there can be no assurance that such measures will successfully prevent or mitigate service interruptions or further security incidents. All network infrastructure is vulnerable to rapidly evolving cyber-attacks, and our user data and corporate systems and security measures may be breached due to the actions of outside parties (including malicious cyberattacks), team member error, malfeasance, internal bad actors, a combination of these, or otherwise. A breach may allow an unauthorized party to obtain access to or exfiltrate our data or our users’ or clients’ data. Additionally, outside parties may attempt to fraudulently induce team members, users or clients to install malicious software, disclose sensitive information or access credentials, or take other actions that may provide access to our data or our users’ or clients’ data. Because modern networking and computing environments are increasing in complexity and techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently, increase in sophistication over time or may be designed to remain dormant until a predetermined event and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. If an actual or perceived breach of our security occurs (or a breach of a client’s security that can be attributed to our fault or is perceived to be our fault), the market perception of the effectiveness of our security measures could be harmed and we could lose users and clients. Security breaches also expose us to a risk of loss of this information, class action or other litigation brought both by clients and by individuals whose information was compromised, remediation costs, increased costs for security measures, loss of revenue, damage to our reputation, and potential liability.

While we believe our team members undergo appropriate training, if any person, including any of our team members, negligently disregards or intentionally breaches controls or procedures with which we are responsible for complying with respect to such data or otherwise mismanages or misappropriates that data, or if unauthorized access to or disclosure of data in our possession or control occurs, we could be subject to significant liability to our clients or our clients’ customers for breaching contractual confidentiality and security provisions or for permitting access to personal information subject to privacy laws, as well as liability and penalties in connection with any violation of applicable privacy laws or criminal prosecution. Unauthorized disclosure of sensitive or confidential client or team member data, whether through breach of computer systems, systems failure, team member negligence, fraud or misappropriation, or otherwise, could damage our reputation and cause us to lose clients and result in liability to individuals whose information was compromised. Similarly, unauthorized access to or through our information systems and networks or those we develop or manage for our clients, whether by our team members or third parties, could result in negative publicity, damage to our reputation, loss of clients or business, class action or other litigation, costly regulatory investigations and other potential liability.

Additionally, remote-working solutions deployed during the COVID-19 pandemic could result in heightened confidentiality risks on account of services being delivered in a physically unsupervised environment and via computer systems and networks outside of our control and management. If any person, including any of our team members, intentionally or inadvertently penetrates our perimeter or internal network security, computing infrastructure or otherwise mismanages or misappropriates sensitive data, or discloses or distributes any such data in an unauthorized manner, we could be subject to significant liability and class action or other lawsuits from our clients or their customers for breaching contractual confidentiality provisions or privacy laws, or investigations and penalties from regulators. Under some of our client contracts, we have, from time to time, agreed to pay for the costs of remediation or notice to end users or credit monitoring, as well as other costs.

In addition, certain third parties to whom we outsource certain of our services or functions, or with whom we interface, store our information assets or our clients’ confidential information, as well as those third parties’ providers, are also subject to the risks outlined above. Although we generally require our vendors to hold sufficient liability insurance and provide indemnification for any liability resulting from the vendor’s breach of the services agreement, a breach or attack affecting these third parties, any delays in our awareness of the occurrence of such breach or attack, and our or third parties’ inability to promptly remedy such a breach or attack, could also harm our reputation, business, financial performance, financial condition and cash flows, and could subject us to liability for damages to our clients and their customers. Failure to select third parties that have robust cybersecurity and privacy capabilities may also jeopardize our ability to attract new clients, who may factor their assessment of risks associated with such third parties in their decision.

Cyber-attacks penetrating the network security of our data centers or any unauthorized disclosure or access to confidential information and data of our clients or their end customers could also have a negative impact on our reputation and client confidence, which could have a material adverse effect on our business, financial performance, financial condition and cash flows.

Our team members, contractors, consultants or other associated parties may behave in contravention of our internal policies or laws and regulations applicable to us, or otherwise act unethically or illegally, which could harm our reputation or subject us to liability.

We have implemented and expect to implement a number of internal policies, including a code of ethics and conduct and policies related to security, privacy, respectful behavior in the workplace, anti-bribery and anti-corruption, security, localized labor and employment regulations, health and safety and securities trading in order to promote and enforce ethical conduct and compliance with laws and regulations applicable to us. Compliance with these policies requires awareness and understanding of the policies and any changes therein by the parties to whom they apply. We may fail to effectively or timely communicate internal policies or changes therein to our team members, contractors, consultants or other associates, and such persons may otherwise fail to follow our policies for reasons beyond our control. We are exposed to the risk that our team members, independent contractors, consultants or other associates may engage in activity that is unethical, illegal or otherwise contravenes our internal policies or the laws and regulations applicable to us, whether intentionally, recklessly or negligently. It may not always be possible to identify and deter misconduct, and the precautions we take to detect and prevent this activity may be ineffective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including harm to our reputation and the imposition of significant fines or other sanctions, all of which could have a material adverse effect on our client relationships, business, financial condition and financial performance.

Our ability to meet the expectations of clients of our content moderation services, including the expectations of their users, and the expectations of our clients towards our ability to meet the demands of their future growth, may be adversely impacted due to factors beyond our control, which could have an adverse effect on our business, reputation, financial performance, financial condition and cash flows, and could expose us to liability.

Our content moderation team members may erroneously or deliberately flag or remove content or fail to take action with respect to content that is not in accordance with the requirements set out by our clients. Any combination of the foregoing may result in a failure to meet our clients’ expectations, which could result in clients reducing or terminating their services with us and which could have an adverse effect on our business, reputation, financial performance, financial condition and cash flows.

The content that our team members analyze is selected for review by our clients and moderated by our team members based on our clients’ policies and rules. The tools used by our clients to identify content may fail to identify content that violates relevant content policy or community guidelines or, in certain jurisdictions, legal requirements. This could be the result of deliberate evasive actions by users, limitations in our clients’ content identification tools, bias, errors, malfunctions and other factors. In addition, our team members may erroneously moderate content due to the subjective nature of our clients’ policies or rules or simply because of a mistake. Objectionable content that our clients and their users expect our content moderation team members to review and remove could therefore not be subject to review by our team members or be improperly moderated. Although the design of the methods employed to select content for review are not within the scope of the services we provide, the failure of objectionable content to be appropriately moderated on our clients’ platform, for whatever reason, could adversely impact our reputation for content moderation service delivery and our ability to attract and retain clients. Additionally, a failure to properly moderate objectionable content on our clients’ platform could expose us to liability to users of our clients’ platform. Furthermore, as we continue to expand our content moderation service offerings, certain clients may require us to assume liability for failure to comply with certain contractual requirements imposed by the client related to certain objectionable user-generated content on our clients’ platforms, which may increase our costs and materially impact our results of operations.

Furthermore, as demand for our content moderation solutions grows, we will need to scale our operations to address the demand from our clients. Although the amount of content that we are required to moderate under our contracts with our clients is agreed to in advance, our clients may experience a sudden, unexpected increase in content requiring moderation resulting in an unplanned increase in the need for our services for which a contract is not in place. In the face of this increased demand from our clients, we may not be able to effectively scale our operations by hiring, training and integrating new qualified content moderation team members. Any inability to quickly scale our content moderation team or to meet the demands of our content moderation clients may result in a loss of clients or business or damage to our reputation, which could have an adverse effect on our business, reputation, financial performance, financial condition and cash flows.

Our content moderation team members may suffer adverse emotional or cognitive effects in the course of performing their work, which could adversely affect our ability to attract and retain team members and could result in increased costs, including due to claims against us.

Our content moderation team members are tasked with reviewing discriminatory, threatening, offensive, illegal or otherwise inappropriate multimedia content. Reviewing this content is emotionally and cognitively challenging for many of our team members, which may result in our team members suffering adverse psychological or emotional consequences. These impacts could lead to higher expenses to support our team members, higher levels of voluntary attrition and increased difficulty retaining and attracting team members. If we are not able to effectively attract and retain content moderation team members, we may experience a decline in our ability to meet our clients’ expectations, which may adversely impact the demand for our services.

Additionally, we may be required under applicable law to provide accommodations for team members who experience or who assert they are experiencing mental health consequences. These accommodations could result in increased costs and reductions in the availability of team members who can perform these tasks, which could have a material adverse effect on our financial results. Our content moderation team members may also make claims under workers’ compensation programs or other public or private insurance programs in connection with negative mental health consequences experienced in connection with their employment, which could result in increased costs. We may also be exposed to claims by team members under applicable labor and other laws. Such litigation, whether or not ultimately successful, could involve significant legal fees and result in costly remediation, including payments for psychological treatment and ongoing monitoring, preventative intervention and treatment costs, which could have a material adverse effect on our financial results. While we have taken meaningful measures to ensure the well-being of our team members, these measures may not be sufficient to mitigate the effects on team members or our potential liability under applicable law.

Our business could be materially and adversely affected if we do not protect our intellectual property or if our services are found to infringe on the intellectual property of others.

Our success depends in part on certain methodologies, practices, tools and technical expertise we utilize in providing our services. We engage in designing, developing, implementing and maintaining applications and other proprietary materials. In order to protect our rights in these various materials, we may seek protection under trade secret, patent, copyright and trademark laws. We also generally enter into confidentiality and nondisclosure agreements with our clients and potential clients, and third-party vendors, and seek to limit access to and distribution of our proprietary information. For our team members and independent contractors, we require confidentiality and proprietary information agreements. These measures may not prevent misappropriation or infringement of our intellectual property or proprietary information and a resulting loss of competitive advantage. Additionally, we may not be successful in obtaining or maintaining trademarks for which we have applied.

We may be unable to protect our intellectual property and proprietary technology or brand effectively, which may allow competitors to duplicate our technology and products and may adversely affect our ability to compete with them. Given our international operations, the laws, rules, regulations and treaties in effect in the jurisdictions in which we operate, the contractual and other protective measures we take may not be adequate to protect us from misappropriation or unauthorized use of our intellectual property, or from the risk that such laws could change. To the extent that we do not protect our intellectual property effectively, other parties, including former team members, with knowledge of our intellectual property may leave and seek to exploit our intellectual property for their own or others’ advantage. We may not be able to detect unauthorized use and take appropriate steps to enforce our rights, and any such steps may not be successful. Infringement by others of our intellectual property, including the costs of enforcing our intellectual property rights, may have a material adverse effect on our business, financial performance, financial condition and cash flows.

In addition, competitors or others may allege that our systems, processes, marketing, data usage or technologies infringe on their intellectual property rights. Non-practicing entities may also bring baseless, but nonetheless costly to defend, infringement claims. We could be required to indemnify our clients if they are sued by a third party for intellectual property infringement arising from materials that we have provided to the clients in connection with our services and deliverables. We may not be successful in defending against such intellectual property claims or in obtaining licenses or an agreement to resolve any intellectual property disputes. Given the complex, rapidly changing and competitive technological and business environment in which we operate, and the potential risks and uncertainties of intellectual property-related litigation, we cannot provide assurances that a future assertion of an infringement claim against us or our clients will not cause us to alter our business practices, lose significant revenues, incur significant license, royalty or technology development expenses, or pay significant monetary damages or legal fees and costs. Any such claim for intellectual property infringement may have a material adverse effect on our business, financial performance, financial condition and cash flows.

We may be subject to litigation and other disputes, which could result in significant liabilities and adversely impact our financial results.

From time to time, we are subject to lawsuits, arbitration proceedings, and other claims brought or threatened against us in the ordinary course of business. These actions and proceedings may involve claims for, among other things, compensation for personal injury, workers’ compensation, employment discrimination and other employment-related damages, damages related to breaches of privacy or data security, breach of contract, property damage, liquidated damages, consequential damages, punitive damages and civil penalties or other losses, or injunctive or declaratory relief. In addition, we may also be subject to class action lawsuits, including those alleging violations of the Fair Labor Standards Act, state and municipal wage and hour laws, and misclassification of independent contractors.

Due to the inherent uncertainties of litigation and other dispute resolution proceedings, we cannot accurately predict their ultimate outcome. The outcome of litigation, particularly class action lawsuits, is difficult to assess or quantify. Class action lawsuits may seek recovery of very large or indeterminate amounts. Accordingly, the magnitude of the potential loss may remain unknown for substantial periods of time. These proceedings could result in substantial cost and may require us to devote substantial resources to defend ourselves. The ultimate resolution of any litigation or proceeding through settlement, mediation, or a judgment could have a material impact on our reputation and adversely affect our financial performance and financial position.

Risks Related to Our Acquisition of Lionbridge AI and its Business

Many of the risks affecting our business also impact the business of Lionbridge AI, which we acquired on December 31, 2020. In connection with the acquisition of Lionbridge AI, we are subject to the following risks.

Our acquisition of Lionbridge AI remains subject to review by CFIUS and we are not certain how the outcome of the review will impact our business.

We completed our acquisition of Lionbridge AI on December 31, 2020. In connection with the acquisition, we submitted a declaration filing with CFIUS. At the end of its 30-day assessment of the declaration filing, CFIUS requested that we file a joint voluntary notice pursuant to Section 721 of the Defense Production Act, which triggered an additional 45-day review period. Our understanding is that the additional CFIUS review is focused on certain commercial relationships that TELUS, our controlling shareholder, has with certain foreign telecom network infrastructure vendors. We have submitted the requested joint notice filing and provided additional information requested by CFIUS staff. Based on our discussions with CFIUS staff, we determined we could close the acquisition of Lionbridge AI prior to the conclusion of the pending CFIUS review. While we believe that CFIUS will complete its review of the joint voluntary notice and clear our acquisition of Lionbridge AI without condition, CFIUS may instead request that we and TELUS make assurances regarding our use in the United States of certain telecom network infrastructure equipment sold by foreign entities. The statutory review period for the joint voluntary notice expires in March 2021, at which point CFIUS will either clear the transaction or initiate a 45-day formal investigation. We can provide no assurance regarding the resolution of the CFIUS process, including whether the possible conditions that are described above will be the only conditions that are imposed on us or TELUS. CFIUS may impose additional conditions or mitigation measures, which could increase our estimated costs or otherwise negatively impact our consolidated operations. Although CFIUS has authority to require divestitures in connection with its review of any transaction, it is our understanding that CFIUS sought an additional review period due to its interest in the commercial relationships of TELUS and not based on concerns regarding our business or that of Lionbridge, and we believe based on our discussion with CFIUS staff that the likelihood of a divestment outcome in connection with the Lionbridge acquisition is remote.

Our business would be adversely affected if individuals providing their data annotation services through Lionbridge AI’s crowdsourcing solutions were classified as employees.

The classification of certain individuals who provide their services through third party digital platforms as independent contractors is currently being challenged in courts, by legislators and by government agencies in the United States and many other countries where our Lionbridge AI business uses the services of independent contractors. Lionbridge AI has been involved in, and we expect to be involved in, litigation related to this classification. Although Lionbridge AI has made and we will make assessments of the different legal and regulatory implications related to the independent contractor classification of its annotators, we generally believe that most individuals who provide their data annotation services through Lionbridge AI’s crowdsourcing solution are independent contractors because, among other things, they can choose whether, when, and where to provide services, are free to provide services on competitors’ platforms, and use their own equipment. We may not be successful in defending the independent contractor classification in the jurisdictions where we operate or where such classification is challenged. The costs associated with defending, settling, or resolving any future lawsuits (including demands for arbitration) relating to the independent contractor classification could be material to our business.

Changes to foreign, state, and local laws governing the definition or classification of independent contractors, or judicial decisions regarding independent contractor classification, could require classification of our independent contractors as employees (or workers, quasi-employees or other statuses in jurisdictions where those statuses exist) and/or representation of our crowd members by labor unions. If, as a result of legislation or judicial decisions, we are required to classify independent contractors as employees (or as workers, quasi-employees or other statuses in jurisdictions where those statuses exist), we would incur significant additional expenses for compensating independent contractors, potentially including expenses associated with the application of wage and hour laws (including minimum wage, overtime, and meal and rest period requirements), employee benefits, social security contributions, taxes (direct and indirect), and penalties. In addition, if we are required to classify independent contractors as employees in any jurisdiction, this may impact our current financial statement presentation. Further, any such reclassification would require us to change our business model for these services, and consequently have an adverse effect on our business and financial condition. If any of the foregoing were to occur on a widespread basis, we would not realize the expected value of the acquisition of Lionbridge AI and our business, financial condition and results of operations would be adversely affected.

If we are unable to attract or maintain a critical mass of qualified independent contractors, whether as a result of competition or other factors, the crowdsourcing solution of the Lionbridge AI business will become less appealing to our clients, and our financial results would be adversely impacted.

The success of the Lionbridge AI business depends significantly on its ability to attract and retain a large number of individuals to serve as annotators in various geographic markets. If individuals choose not to offer their services through the Lionbridge AI crowdsourcing solution, or elect to offer them through a competitor’s solution, we may lack a sufficient supply of qualified individuals to service the entirety of our clients’ demand with sufficient speed, scale and quality or at all. To the extent that we are unable to onboard a sufficient number of individuals to provide data annotation services, we may need to increase the incentives that we offer to individuals providing those services in order to maintain sufficient capacity to service our clients, which will increase costs and make our services less competitive. In addition, if Lionbridge AI’s top clients reduce the volume of services they receive from the Lionbridge AI business or otherwise limit, modify or terminate their relationships with us, including as a result of the change of control in Lionbridge AI in connection with the acquisition, we may lack sufficient opportunities for our independent contractors to provide annotation services, which may reduce the perceived utility of our solution.

The number of independent contractors on Lionbridge AI’s crowdsourcing solution could decline or fluctuate as a result of a number of factors, including individuals ceasing to provide their services through the solution, low switching costs between competitor solutions or services, pricing models (including our inability to maintain or increase certain incentives), or other aspects of our business.

If we were to experience the foregoing supply constraints with respect to recruiting or retaining individuals on our solution, we may not be able to realize the expected value of the acquisition of Lionbridge AI and our business, financial condition and results of operations would be adversely affected.

We may not be able to integrate Lionbridge AI into our ongoing business operations, which may result in our inability to fully realize the intended benefits of the acquisition, or may disrupt our current operations, which could have a material adverse effect on our business, financial position and results of operations.

Although we have begun the integration of the operations of Lionbridge AI into our business, this process involves complex operational, technological and personnel-related challenges, which are time-consuming and require significant investment and may disrupt our ongoing business operations. Furthermore, integration involves a number of risks, including, but not limited to:

•	difficulties or complications in combining the companies’ operations;

•	differences in controls, procedures and policies, regulatory standards and business cultures among the combined companies;

•	the diversion of management’s attention from our current business operations;

•	the potential loss of key personnel who choose not to remain with us after the acquisition;

•	labor disputes, strikes and other disruptions arising from the collective bargaining agreements in Finland, Germany and France;

•	the potential loss of key clients who choose not to do business with the combined company, including as a result of change of control provisions being triggered by the acquisition in agreements with key clients, and changes to contractual terms demanded by clients in light of the acquisition;

•	difficulties or delays in consolidating Lionbridge AI’s information technology and other platforms, including implementing systems designed to continue to ensure that we maintain effective disclosure controls and procedures and internal control over financial reporting for the combined company and enable us to continue to comply with IFRS and applicable U.S. and Canadian securities laws and regulations;

•	unanticipated costs and other assumed contingent liabilities, including the assumption of Lionbridge AI’s existing, threatened and pending litigation;

•	difficulty comparing and integrating financial reporting due to differing financial and/or internal reporting systems;

•	making any necessary modifications to internal controls over financial reporting to comply with applicable rules and regulations;

•	possible tax costs or inefficiencies associated with integrating the operations of the combined global company;

•	we are dependent on a subsidiary of the seller of the Lionbridge AI business, for certain functions following the closing of the acquisition under the terms of our transition services agreement, including the use of its proprietary, tech-enabled workforce recruitment, training and management software platform and database, and it may take longer than expected for us to put in place internal replacement functionality; and/or

•	the subsidiary of the seller of the Lionbridge AI business may not perform as anticipated under the transition services agreement.

These factors could cause us to not fully realize the anticipated financial and/or strategic benefits of the Lionbridge AI acquisition, which could have a material adverse effect on our business, financial condition and/or results of operations.

Even if we are able to successfully integrate Lionbridge AI into our business operations, we may not be able to realize the revenue and other synergies and growth that we anticipate from the acquisition as expected.

Even if we are able to successfully integrate Lionbridge AI in our company, we may not be able to realize the revenue and other synergies and growth that we anticipate we should achieve from the acquisition in the time frame that we currently expect or at all, and the costs of achieving these benefits may be higher than what we currently expect, because of a number of risks, including, but not limited to the following:

•	the acquisition may not advance our business strategy as we expected;

•	we may not be able to increase Lionbridge AI’s client base as expected;

•	Lionbridge AI’s top clients, five of whom represented 98% of its revenues for the year ended December 31, 2019, with Google representing 65% of revenues in this period, may limit the volume of services they purchase from Lionbridge AI or otherwise limit or terminate the relationship with Lionbridge AI;

•	we may not be as successful in our cross-selling efforts among our clients and Lionbridge AI’s clients as expected;

•	the carrying amounts of goodwill and other purchased intangible assets may not be recoverable;

•	the size of growth in the data annotation market may not meet our expectations and may not grow at the anticipated rate or at all;

•	the combined entity may be unable to successfully compete in Lionbridge AI’s markets;

•	Lionbridge AI’s independent contractors may be legally required to be classified as employees (or workers or quasi-employees where those statuses exist); and

•	Lionbridge AI may experience a lack of supply of independent contractors that inhibits its ability to serve clients.

As a result of these and other risks applicable to Lionbridge AI’s business, some of which may be currently unknown to us, the Lionbridge AI acquisition and integration may not contribute to our results of operations as expected, we may not achieve the expected synergies when expected or at all, and we may not achieve the other anticipated strategic and financial benefits of the acquisition.

The risks arising with respect to the historic business and operations of Lionbridge AI may be different than we anticipate, which could significantly increase the costs and decrease the benefits of the acquisition and materially and adversely affect our operations going forward.

Although we performed significant financial, legal, technological and business due diligence with respect to Lionbridge AI, we may not have appreciated, understood or fully anticipated the extent of the risks associated with its business and the acquisition and integration. In the stock purchase agreement we entered into with LBT Investment Holdings, LLC, we have been indemnified for certain matters in order to mitigate the consequences of certain breaches of surviving covenants and the risks associated with historic operations. Although we have the benefit of the indemnification provisions of the stock purchase agreement and the escrow funds and insurance policies that Lionbridge AI and we have in place, our exercise of due diligence and risk mitigation strategies may not anticipate or mitigate the full risks of the acquisition and the associated costs. We may not be able to contain or control the costs associated with unanticipated risks or liabilities, which could materially and adversely affect our business, liquidity, capital resources or results of operations.

One of Lionbridge AI’s clients accounts for 65% of its revenue and five clients represent 98% of its revenue and loss of or reduction in business from, or consolidation of, these or any of these clients could have a material adverse effect on its and our business, financial condition, financial performance and prospects.

Lionbridge AI has derived a significant portion of its revenue from its top five clients. Google, Lionbridge AI’s top client, individually accounted for approximately 65% of revenues for the year ended December 31, 2019, with Lionbridge AI’s top five clients combined accounting for approximately 98% of revenues for the same period. The loss of any of these five clients or a loss of revenue from any one of these clients, whether as a result of our acquisition of Lionbridge AI or otherwise, would have a material adverse effect on our business, financial condition, financial performance and prospects.

Data annotators may be replaced by developing technology, which could have a material adverse effect on our business, financial condition, financial performance and prospects.

The field of data annotation is evolving rapidly. Our data annotation business relies on a team of global data annotators to enact solutions for clients. Developing technology may in the future replace data annotators in performing the annotation services that our human data annotators currently provide. We do not know if, when or to what extent such a change or other technological developments that shifts from the use of human data annotators to a fully technological solution may occur. If our business model does not evolve with such technological developments, such developments could have a material adverse effect on our business, liquidity, capital resources and results of operations.

We face increasing competition from companies that offer services similar to the ones offered by our Lionbridge AI business. If we are unable to differentiate to compete effectively, our business, financial performance, financial condition and cash flows could be materially adversely impacted.

The market for the services offered by our Lionbridge AI business is increasingly competitive and we expect competition to intensify and increase from a number of existing and new competitors. Competitors may have significantly greater market recognition than we do in the field of data annotation and other competitors may be better positioned to market themselves to smaller and mid-sized markets. Many of these existing and new competitors have greater financial, human and other resources, greater technological expertise, longer operating histories and more established relationships than we do in the field of data annotation. In addition, some of these competitors may enter into strategic or commercial relationships among themselves or with larger, more established companies in order to increase their ability to address client needs and increase market share. From time to time, clients who currently use our data annotation services may determine that they can provide these services in-house. As a result, we face the competitive pressure to continually offer our data annotation services in a manner that will be viewed by our clients as better and more cost-effective than what they could provide themselves.

Our inability to compete successfully against companies that offer services similar to our data annotation services and to offer our clients a compelling alternative to taking the services we provide in-house could result in increased client churn, revenue loss, pressures on recruitment and retention of data annotators, service price reductions and increased marketing and promotional expenses, or reduced operating margins which could have a material adverse effect on our business, financial performance, financial condition and cash flows.

Risks Related to Our Relationship with TELUS

TELUS and its directors and officers have limited liability to us and could engage in business activities that could be adverse to our interests and negatively affect our business.

TELUS and its directors and officers have no legal obligation to refrain from engaging in the same or similar business activities or lines of business as we do or from doing business with any of our clients. Any such activities could be adverse to our interests and could negatively affect our business, financial performance, financial condition and cash flows.

Potential indemnification liabilities to TELUS pursuant to various intercompany agreements could materially and adversely affect our businesses, financial condition, financial performance and cash flows.

The agreements between us and TELUS, among other things, provide for indemnification obligations designed to make us financially responsible for substantially all liabilities that may exist relating to our business activities, whether incurred prior to or after our initial public offering, which closed on February 5, 2021. If we are required to indemnify TELUS under the circumstances set forth in the agreements we enter into with TELUS, we may be subject to substantial liabilities. Please refer to “Item 7B—Related Party Transactions—Our Relationship with TELUS”.

Certain of our executive officers and directors may have actual or potential conflicts of interest.

Certain of our executive officers and directors may have relationships with third parties that could create, or appear to create, potential conflicts of interest. Our executive officers and directors who are executive officers and directors of our significant shareholders could have, or could appear to have, conflicts of interests such as where our significant shareholders are required to make decisions that could have implications for both them and us. See “Management”.

We may have received better terms from unaffiliated third parties than the terms we will receive in our agreements with TELUS.

The agreements we entered into with TELUS in connection with our initial public offering, including the TELUS MSA, the transition and shared services agreement and the master reseller agreement, were prepared, in certain cases, in the context of our initial public offering. These agreements were negotiated by us with TELUS and may not reflect terms that would have been agreed to in an arm’s-length negotiation between unaffiliated third parties. For more information on the agreements we have entered into, or will enter into, please refer to the section entitled “Item 7B—Related Party Transactions”.

Risks Related to Our Subordinate Voting Shares

The dual-class structure that is contained in our articles has the effect of concentrating voting control and the ability to influence corporate matters with TELUS and Baring, who held our shares prior to our initial public offering.

We have two classes of shares outstanding: multiple voting shares and subordinate voting shares. Our multiple voting shares have ten votes per share and our subordinate voting shares have one vote per share. TELUS and Baring are the only shareholders who hold the multiple voting shares. As of the date hereof, TELUS has approximately 67.0% of the combined voting power of our outstanding shares and Baring has approximately 30.7% of the combined voting power of our outstanding shares.

As a result of the dual-class share structure, TELUS controls a majority of the combined voting power of our shares and therefore is able to control all matters submitted to our shareholders for approval until such date that TELUS sells its multiple voting shares, chooses to voluntarily convert them into subordinate voting shares or it retains less than 10% of our outstanding shares on a combined basis, which would result in the automatic conversion of its remaining multiple voting shares into subordinate voting shares. This concentrated control limits or precludes your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transaction requiring shareholder approval. The voting control may also prevent or discourage unsolicited acquisition proposals that you may feel are in your best interest as one of our shareholders. Future transfers by holders of multiple voting shares, other than permitted transfers to such holders’ respective affiliates or to other permitted transferees, will result in those shares automatically converting to subordinate voting shares, which will have the effect, over time, of increasing the relative voting power of those holders of multiple voting shares who retain their multiple voting shares. For additional information, see “Item 10B—Memorandum and Articles of Association”.

In addition, because of the ten to one voting ratio between our multiple voting shares and subordinate voting shares, the holders of our multiple voting shares will continue to control a majority of the combined voting power of our outstanding shares even where the multiple voting shares represent a substantially reduced percentage of our total outstanding shares. The concentrated voting control of holders of our multiple voting shares will limit the ability of our subordinate voting shareholders to influence corporate matters for the foreseeable future, including the election of directors as well as with respect to decisions regarding amending of our share capital, creating and issuing additional classes of shares, making significant acquisitions, selling significant assets or parts of our business, merging with other companies and undertaking other significant transactions. As a result, holders of multiple voting shares will have the ability to influence or control many matters affecting us and actions may be taken that our subordinate voting shareholders may not view as beneficial. The market price of our subordinate voting shares could be adversely affected due to the significant influence and voting power of the holders of multiple voting shares. Additionally, the significant voting interest of holders of multiple voting shares may discourage transactions involving a change of control, including transactions in which an investor, as a holder of the subordinate voting shares, might otherwise receive a premium for the subordinate voting shares over the then-current market price, or discourage competing proposals if a going private transaction is proposed by one or more holders of multiple voting shares.

Even if TELUS were to control less than a majority of the voting power of our outstanding shares, it may be able to influence the outcome of such corporate actions due to the director appointment rights and special shareholder rights we granted to TELUS as part of the shareholders’ agreement entered into in connection with our initial public offering. See “—TELUS will, for the foreseeable future, control the direction of our business, and the concentrated ownership of our outstanding shares and our entry into a shareholders’ agreement with TELUS will prevent you and other shareholders from influencing significant decisions”.

TELUS will, for the foreseeable future, control the direction of our business, and the concentrated ownership of our outstanding shares and our shareholders’ agreement with TELUS will prevent you and other shareholders from influencing significant decisions.

We entered into a shareholders’ agreement with TELUS and Baring providing for certain director nomination rights for TELUS and Baring and providing for a number of special shareholder rights for TELUS. Under the terms of the shareholders’ agreement, we agreed to nominate individuals designated by TELUS as directors representing half of our eight-director board at the time of consummation of our initial public offering, and a majority of the board upon appointment of a ninth director and thereafter, for as long as TELUS continues to beneficially own at least 50% of the combined voting power of our outstanding multiple voting shares and subordinate voting shares. Should TELUS cease to own at least 50% of the combined voting power of our outstanding multiple voting shares and subordinate voting shares, we have agreed to nominate to our board such number of individuals designated by TELUS in proportion to its combined voting power, for so long as TELUS continues to beneficially own at least 5% of combined voting power of our outstanding multiple voting shares and subordinate voting shares, subject to a minimum of at least one director. The shareholders’ agreement also provides for appointment and observer rights for Baring. In addition, the shareholders’ agreement provides that: (1) for so long as TELUS continues to beneficially own at least 50% of the combined voting power of our multiple voting shares and subordinate voting shares, TELUS will be entitled, but not obligated, to select the chair of the board and the chairs of the human resources and governance and nominating committees; and (2) for so long as TELUS has the right to designate a nominee to our board of directors, it will also be entitled, but not obligated, to designate at least one nominee to the human resources and governance and nominating committees and one nominee for our appointment to our audit committee (provided that following the earlier of the first anniversary of our initial public offering or the appointment of a third independent director, such audit committee nominee will be independent), subject to compliance with the independence requirements of applicable securities laws and listing requirements of the NYSE and the Toronto Stock Exchange (“TSX”). The shareholders’ agreement also provides for committee appointment rights for Baring. For more information on these director nomination rights, see “Item 7B—Related Party Transactions—Our Relationship with TELUS and Baring—Shareholders’ Agreement”.

As of the date hereof, TELUS has approximately 67.0% of the combined voting power of our outstanding shares. Pursuant to the shareholders’ agreement, Baring has agreed not to, directly or indirectly, sell, transfer or otherwise dispose of any multiple voting shares or subordinate voting shares without first discussing in good faith any such sale transaction with TELUS and providing TELUS with a right to purchase such shares. Should such right of first offer be provided and exercised, the combined voting power of our outstanding shares held by TELUS may increase further. As long as TELUS controls at least 50% of the combined voting power of our outstanding shares, it will generally be able to determine the outcome of all corporate actions requiring shareholder approval, including the election and removal of directors. Even if TELUS were to control less than 50% of the combined voting power of our outstanding shares, it will be able to influence the outcome of such corporate actions due to the director appointment rights and special shareholder rights we have granted to TELUS as part of the shareholders’ agreement.

In addition, pursuant to the shareholders’ agreement, until TELUS ceases to hold at least 50% of the combined voting power of our outstanding shares, TELUS will have special shareholder rights related to certain matters including, among others, approving the selection, and the ability to direct the removal, of our CEO, approving the increase or decrease of the size of our board, approving the issuance of multiple voting shares and subordinate voting shares, approving amendments to our articles and authorizing entering into a change of control transaction, disposing of all or substantially all of our assets, and commencing liquidation, dissolution or voluntary bankruptcy or insolvency proceedings. As a result, certain actions that our board would customarily decide will require consideration and approval by TELUS and our ability to take such actions may be delayed or prevented, including actions that our other shareholders, including you, may consider favorable. We will not be able to terminate or amend the shareholders’ agreement, except in accordance with its terms. See “Item 7B—Related Party Transactions—Our Relationship with TELUS and Baring—Shareholders’ Agreement”. We also entered into a Collaboration and Financial Reporting Agreement with TELUS in connection with our initial public offering that, among other things, specifies that certain matters or actions we take require advance review and consultation with TELUS. The agreement also stipulates certain actions that require TELUS International board approval. See “Item 7B—Related Party Transactions—Collaboration and Financial Reporting Agreement”.

TELUS’ interests may not be the same as, or may conflict with, the interests of our other shareholders. Holders of our subordinate voting shares will not be able to affect the outcome of any shareholder vote while TELUS controls the majority of the combined voting power of our outstanding shares and TELUS will also be able to exert significant influence over our board through its director nomination rights.

As TELUS’ interests may differ from ours or from those of our other shareholders, actions that TELUS takes with respect to us, as our controlling shareholder and pursuant to its rights under the shareholders’ agreement, may not be favorable to us or our other shareholders. TELUS has indicated that it intends to remain our controlling shareholder for the foreseeable future.

Our dual-class structure may render our subordinate voting shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of our subordinate voting shares.

We cannot predict whether our dual-class structure will result in a lower or more volatile market price of our subordinate voting shares, in negative publicity or other adverse consequences. Certain index providers have announced restrictions on including companies with multi-class share structures in certain of their indices. For example, S&P Dow Jones has changed its eligibility criteria for inclusion of shares of public companies on the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500, to exclude companies with multiple classes of shares. As a result, our dual-class structure may prevent the inclusion of our subordinate voting shares in such indices, and mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not be able to invest in our subordinate voting shares, each of which could adversely affect the trading price and liquidity of our subordinate voting shares. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structure and our dual-class structure may cause shareholder advisory firms to publish negative commentary about our corporate governance, in which case the market price and liquidity of the subordinate voting shares could be adversely affected.

We are a controlled company within the meaning of the listing requirements of the NYSE and, as a result, qualify for, and intend to rely on, exemptions from certain corporate governance requirements; you will not have the same protections afforded to shareholders of companies that are subject to such requirements.

TELUS controls a majority of the combined voting power in our company, which means we qualify as a controlled company within the meaning of the corporate governance standards of the NYSE. We have elected to be treated as a controlled company. Under these rules we may elect not to comply with certain corporate governance requirements, including the requirements that, within one year of the date of the listing of our subordinate voting shares:

•	we have a board of directors that is composed of a majority of independent directors, as defined under the NYSE listing requirements;

•	we have a compensation committee that is composed entirely of independent directors; and

•	we have a nominating and governance committee that is composed entirely of independent directors.

We rely on the NYSE controlled company provisions, which means we are not required to have a board of directors that is composed of a majority of independent directors, and we are not required, nor do we expect, that our human resources and governance and nominating committees be composed entirely of independent directors for the foreseeable future.

If TELUS sells a controlling interest in us to a third party in a private transaction, we may become subject to the control of a presently unknown third party.

TELUS owns a controlling interest in our company. TELUS has the ability, should it choose to do so, to sell its controlling interest in us in a privately negotiated transaction, which, if sufficient in size, could result in a change of control of our company. Such a transaction could occur without triggering the rights under the Coattail Agreement (as defined in “Item 10B—Memorandum and Articles of Association—Certain Important Provisions of our Articles and the BCBCA—Take-Over Bid Protection”) and may occur even if the multiple voting shares are converted into subordinate voting shares.

If TELUS privately sells its controlling interest in our company, we may become subject to the control of a presently unknown third party. Such third party may have conflicts of interest with those of other shareholders. In addition, if TELUS sells a controlling interest in our Company to a third party, our future indebtedness may be subject to acceleration and our other commercial agreements and relationships could be impacted, all of which may adversely affect our ability to run our business as described herein and may have a material adverse effect on our business, financial performance, financial condition and cash flows.

As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

As a foreign private issuer we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and therefore there may be less publicly available information about us than if we were a U.S. domestic issuer. For example, we are not subject to the proxy rules in the United States and disclosure with respect to our annual meetings is governed by Canadian requirements. In addition, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our securities.

We are exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While we will comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD, and holders of our subordinate voting shares should not expect to receive the same information at the same time as such information is provided to U.S. domestic companies. Additionally, we will have four months after the end of each fiscal year to file our annual report with the SEC and are not required under the Exchange Act to file or furnish quarterly reports with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act.

Additionally, as a foreign private issuer, we are not required to file or furnish quarterly and current reports with respect to our business and financial performance. We intend to submit, on a quarterly basis, interim financial data to the SEC under cover of the SEC’s Form 6-K. Furthermore, as a foreign private issuer, we intend to take advantage of certain provisions in the NYSE listing requirements that allow us to follow Canadian law for certain governance matters. See “Item 16G—Corporate Governance”.

Our operating results and share price may be volatile, and the market price of our subordinate voting shares may drop below the price you pay.

Our quarterly operating results are likely to fluctuate in the future in response to numerous factors, many of which are beyond our control, including each of the risks set forth in this section. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general natural, economic, market or political conditions, could subject the market price of our subordinate voting shares to price fluctuations regardless of our operating performance. Our operating results and the trading price of our subordinate voting shares may fluctuate in response to various factors, including the risks described above.

These and other factors, many of which are beyond our control, may cause our operating results and the market price and demand for our subordinate voting shares to fluctuate substantially. Fluctuations in our quarterly operating results could limit or prevent investors from readily selling their subordinate voting shares and may otherwise negatively affect the market price and liquidity of subordinate voting shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the shares. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation. We may also decide to settle lawsuits on unfavorable terms. Furthermore, during the course of litigation, there could be negative public announcements of the results of hearings, motions or other interim proceedings or developments, which could have a negative effect on the market price of our subordinate voting shares.

We have no current plans to pay regular cash dividends on our subordinate voting shares and, as a result, you may not receive any return on investment unless you sell your subordinate voting shares for a price greater than that which you paid for it.

We do not anticipate paying any regular cash dividends on our subordinate voting shares for the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our financial performance, financial condition, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends is, and may be, limited by covenants of existing and any future outstanding indebtedness we or our subsidiaries incur. Therefore, any return on investment in our subordinate voting shares is solely dependent upon the appreciation of the price of our subordinate voting shares on the open market, which may not occur. See “Item 8A—Consolidated Statements and Other Financial Information—Dividend Policy” for more detail.

Our articles, and certain Canadian legislation contain provisions that may have the effect of delaying or preventing a change in control, limit attempts by our shareholders to replace or remove our current directors and affect the market price of our subordinate voting shares.

Certain provisions of our articles, together or separately, could discourage potential acquisition proposals, delay or prevent a change in control and limit the price that certain investors may be willing to pay for our subordinate voting shares. For instance, our articles contain provisions that establish certain advance notice procedures for nomination of candidates for election as directors at shareholders’ meetings. A non-Canadian must file an application for review with the minister responsible for the Investment Canada Act and obtain approval of the Minister prior to acquiring control of a “Canadian business” within the meaning of the Investment Canada Act, where prescribed financial thresholds are exceeded. Furthermore, limitations on the ability to acquire and hold our subordinate voting shares and multiple voting shares may be imposed by the Competition Act (Canada). This legislation permits the Commissioner of Competition to review any acquisition or establishment, directly or indirectly, including through the acquisition of shares, of control over or of a significant interest in us. Otherwise, there are no limitations either under the laws of Canada or British Columbia, or in our articles on the rights of non-Canadians to hold or vote our subordinate voting shares and multiple voting shares. Any of these provisions may discourage a potential acquirer from proposing or completing a transaction that may have otherwise presented a premium to our shareholders. See “Item 10B—Memorandum and Articles of Association—Certain Important Provisions of Our Articles and the BCBCA”.

Because we are a corporation incorporated in British Columbia and some of our directors and officers are residents of Canada, it may be difficult for investors in the United States to enforce civil liabilities against us based solely upon the federal securities laws of the United States. Similarly, it may be difficult for Canadian investors to enforce civil liabilities against our directors and officers residing outside of Canada.

We are a corporation incorporated under the laws of the Province of British Columbia with our principal place of business in Vancouver, Canada. Some of our directors and officers and some of the auditors named herein are residents of Canada and all or a substantial portion of our assets and those of such persons are located outside the United States. Consequently, it may be difficult for U.S. investors to effect service of process within the United States upon us or our directors or officers or such auditors who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Investors should not assume that Canadian courts: (1) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or blue sky laws of any state within the United States or (2) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or any such state securities or blue sky laws.

Similarly, some of our directors and officers are residents of countries other than Canada and the assets of such persons may be located outside of Canada. As a result, it may be difficult for Canadian investors to initiate a lawsuit within Canada against these non-Canadian residents, and it may be difficult to realize upon or enforce in Canada any judgment of a court of Canada against these non-Canadian residents since a substantial portion of the assets of such persons may be located outside of Canada. In addition, it may not be possible for Canadian investors to collect from these non-Canadian residents on judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada. It may also be difficult for Canadian investors to succeed in a lawsuit in the United States, based solely on violations of Canadian securities laws.

There could be adverse tax consequences for our shareholders in the United States if we are a passive foreign investment company.

Based on the Company’s income, assets and business activities, including the receipt and application of the proceeds of the issue and sale of the subordinate voting shares, the Company does not believe that it was a “passive foreign investment company” (a “PFIC”) for its 2020 taxable year and the Company expects that it will not be classified as a PFIC for U.S. federal income tax purposes for its current taxable year or in the near future. The determination of PFIC status is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond the Company’s control, including the relative values of the Company’s assets and its subsidiaries, and the amount and type of their income. As a result, there can be no assurance that the Company will not be a PFIC in 2020 or any subsequent year or that the IRS will agree with the Company’s conclusion regarding its PFIC status and would not successfully challenge our position. If we are a PFIC for any taxable year during which a U.S. person holds our subordinate voting shares, such U.S. person may suffer certain adverse federal income tax consequences, including the treatment of gains realized on the sale of subordinate voting shares as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on subordinate voting shares by individuals who are U.S. persons, the addition of interest charges to the tax on such gains and certain distributions and increased U.S. federal income tax reporting requirements. If, contrary to current expectations, we were a PFIC for U.S. federal income tax purposes, certain elections (such as a mark-to-market election or qualified electing fund election) may be available to U.S. shareholders that may mitigate some of these adverse U.S. federal income tax consequences. United States purchasers of our subordinate voting shares are urged to consult their tax advisors concerning United States federal income tax consequences of holding our subordinate voting shares if we are considered to be a PFIC. See the discussion under “Item 10E—U.S. Federal Income Tax Considerations for U.S. Persons—PFIC Rules”.

Our articles will provide that any derivative actions, actions relating to breach of fiduciary duties and other matters relating to our internal affairs will be required to be litigated in Canada or the United States, as the case may be, which could limit your ability to obtain a favorable judicial forum for disputes with us.

Our articles include a forum selection provision that provides that, unless we consent in writing to the selection of an alternative forum, the Supreme Court of British Columbia, Canada and the appellate courts therefrom, will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us; (iii) any action or proceeding asserting a claim arising pursuant to any provision of the Business Corporations Act (British Columbia) (the “BCBCA”) or our articles; or (iv) any action or proceeding asserting a claim otherwise related to the relationships among us, our affiliates and their respective shareholders, directors and/or officers, but excluding claims related to our business or such affiliates. The forum selection provision also provides that our securityholders are deemed to have consented to personal jurisdiction in the Province of British Columbia and to service of process on their counsel in any foreign action initiated in violation of the foregoing provisions. This forum selection provision does not apply to any causes of action arising under the Securities Act, or the Exchange Act. The Securities Act provides that both federal and state courts have concurrent jurisdiction over suits brought to enforce any duty or liability under the Securities Act or the rules and regulations thereunder, and the Exchange Act provides that federal courts have exclusive jurisdiction over suits brought to enforce any duty or liability under the Exchange Act or the rules and regulations thereunder. Unless we consent in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the sole and exclusive forum for resolving any complaint filed in the United States asserting a cause of action arising under the Securities Act and the Exchange Act. Investors cannot waive, and accepting or consenting to this forum selection provision does not represent you are waiving compliance with U.S. federal securities laws and the rules and regulations thereunder. See “Item 10B—Memorandum and Articles of Association—Certain Important Provisions of our Articles and the BCBCA—Forum Selection”.

The enforceability of similar forum selection provisions in other companies’ organizational documents, however, has been challenged in legal proceedings in the United States, and it is possible that a court could find this type of provision to be inapplicable, unenforceable, or inconsistent with other documents that are relevant to the filing of such lawsuits. If a court were to find the forum selection provision in our articles to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. If upheld, the forum selection provision may impose additional litigation costs on shareholders in pursuing any such claims. Additionally, the forum selection provision, if upheld, may limit our shareholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage the filing of lawsuits against us and our directors, officers and employees, even though an action, if successful, might benefit our shareholders. The courts of the Province of British Columbia and the United States District Court for the Southern District of New York may also reach different judgments or results than would other courts, including courts where a shareholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than to our shareholders.

TELUS International (Cda) Inc. is a holding company and, as such, it depends on its subsidiaries for cash to fund its operations and expenses, including future dividend payments, if any.

As a holding company, our principal source of cash flow is distributions from our operating subsidiaries. Therefore, our ability to fund and conduct our business, service our debt and pay dividends, if any, in the future will principally depend on the ability of our subsidiaries to generate sufficient cash flow to make upstream cash distributions to us. Our subsidiaries are separate legal entities, and although they are wholly-owned and controlled by us, they have no obligation to make any funds available to us, whether in the form of loans, dividends or otherwise. Claims of any creditors of our subsidiaries generally will have priority as to the assets of such subsidiary over our claims and claims of our creditors and shareholders. To the extent the ability of our subsidiaries to distribute dividends or other payments to us is limited in any way, our ability to fund and conduct our business, service our debt and pay dividends, if any, could be harmed.

If securities or industry analysts cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our subordinate voting shares, the price and trading volume of our subordinate voting shares could decline.

The trading market for our subordinate voting shares is influenced by the research and reports that industry or securities analysts publish about us, our business, our market and our competitors. If any of the analysts who cover us or may cover us in the future change their recommendation regarding our subordinate voting shares adversely, or provide more favorable relative recommendations about our competitors, the price of our subordinate voting shares could decline. If securities or industry analysts fail to regularly publish reports on us, we could fail to gain, or if any analyst who covers us or may cover us in the future were to cease coverage of our company, we could lose visibility in the financial markets, which in turn could cause the price or trading volume of our subordinate voting shares to decline.

Our organizational documents permit us to issue an unlimited number of subordinate voting shares, multiple voting shares and preferred shares without seeking approval of the holders of subordinate voting shares.

Our articles permit us to issue an unlimited number of subordinate voting shares, multiple voting shares and preferred shares. We anticipate that we may, from time to time, issue additional subordinate voting shares in the future in connection with acquisitions or to raise capital for general corporate or other purposes.

One of the reasons for our initial public offering was to provide us with the ability to use our subordinate voting shares in the future to fund acquisitions to grow our business. Subject to the requirements of the NYSE and the TSX, we will not be required to obtain the approval of the holders of subordinate voting shares for the issuance of additional subordinate voting shares. Although the rules of the TSX generally prohibit us from issuing additional multiple voting shares, there may be, with the approval of TELUS, certain circumstances where additional multiple voting shares may be issued, including with applicable regulatory, stock exchange and shareholder approval. Any further issuances of subordinate voting shares or multiple voting shares will result in immediate dilution to existing shareholders and may have an adverse effect on the value of their shareholdings. Additionally, any further issuances of multiple voting shares will significantly lessen the combined voting power of our subordinate voting shares due to the ten-to-one (10-to-1) voting ratio between our multiple voting shares and subordinate voting shares. TELUS and Baring, as holders of our multiple voting shares, may also elect at any time or, in certain circumstances be required to convert their multiple voting shares into subordinate voting shares, which would increase the number of subordinate voting shares. See “Item 7B—Related Party Transactions”.

Our articles also permit us to issue an unlimited number of preferred shares, issuable in series and, subject to the requirements of the BCBCA, having such designations, rights, privileges, restrictions and conditions, including dividend and voting rights, as our board of directors may determine and which may be superior to those of the subordinate voting shares. The issuance of preferred shares could, among other things, have the effect of delaying, deferring or preventing a change in control of the Company and might adversely affect the market price of our subordinate shares. We have no current or immediate plans to issue any preferred shares. Subject to the provisions of the BCBCA and the applicable requirements of the NYSE and the TSX, we will not be required to obtain the approval of the holders of subordinate voting shares for the issuance of preferred shares or to determine the maximum number of shares of each series, create an identifying name for each series and attach such special rights or restrictions as our board of directors may determine. See “Item 10B—Memorandum and Articles of Association”.

ITEM 4    INFORMATION ON THE COMPANY

A.	History and Development of the Company

TELUS International (Cda) Inc. was incorporated under the BCBCA on January 2, 2016. We directly or indirectly own 100% of all of our operating subsidiaries. Our delivery locations, from where team members serve our clients, are operated from subsidiaries located in the relevant jurisdiction. Our subordinate voting shares began trading on the NYSE and the TSX on February 3, 2021, under the symbol “TIXT”.

Our headquarters and principal executive offices are located at Floor 7, 510 West Georgia Street, Vancouver, British Columbia, Canada V6B 0M3 and our telephone number is (604) 695 3455. Our website address is www.telusinternational.com. The information on or accessible through our website is not part of and is not incorporated by reference into this Annual Report, and the inclusion of our website address in this Annual Report is an inactive textual reference only.

In connection with our initial public offering, our outstanding Class A, Class C and Class D common shares held by TELUS were exchanged for Class B common shares and we redesignated our Class B common shares, which were only held by TELUS and Baring, as multiple voting shares. Each other holder of Class C common shares and Class D common shares exchanged their shares for Class E common shares and we redesignated our Class E common shares as subordinate voting shares. Subsequent to such redesignations, we effected a 4.5-for-1 split of each of our outstanding multiple voting shares and subordinate voting shares. A portion of the multiple voting shares held by TELUS and Baring was converted to subordinate voting shares sold in our initial public offering. In addition, we eliminated all of our previously outstanding series of Class A, Class C and Class D common shares and our authorized Class A and Class B preferred shares. We refer to these share split and share class redesignations and consolidation transactions as the “Share Class Reclassification Transactions”. See “Item 10B—Memorandum and Articles of Association”.

We are subject to the informational requirements of the Exchange Act and are required to file or furnish, as applicable, reports and other information with the SEC. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

B.	Business Overview

We are a leading digital customer experience innovator that designs, builds and delivers next-generation solutions for global and disruptive brands. Our services support the full lifecycle of our clients’ digital transformation journeys and enable them to more quickly embrace next-generation digital technologies to deliver better business outcomes. We work with our clients to shape their digital vision and strategies, design scalable processes and identify opportunities for innovation and growth. We bring to bear expertise in advanced technologies and processes, as well as a deep understanding of the challenges faced by all of our clients, including some of the largest global brands, when engaging with their customers. Our customer-centric approach underpins everything we do. We believe customer experience delivered by empathetic, highly skilled and engaged teams is key to providing a high-quality brand experience to customers. Over the last 16 years, we have built comprehensive, end-to-end capabilities with a mix of industry and digital technology expertise to support our clients in their customer experience and digital enablement transformations.

Technology is rapidly transforming the way businesses interact with their customers. The proliferation of mobile devices, social media platforms and other methods of digital interaction has enabled customers to access information 24/7 and engage with companies through multiple digital channels. These technologies have simultaneously empowered customers and raised their expectations. To meet modern customer expectations, companies must provide an experience that is not only personalized and empathetic, but also consistent and integrated across omnichannel touchpoints. To quickly capture, evaluate and adapt to customer feedback on a global scale, companies need people with expertise in advanced analytics, artificial intelligence, machine learning and data analysis, together with leading digital technologies to deliver optimal omnichannel customer experiences. We believe few service providers have the combination of people, capabilities and technology to help companies address the entire spectrum of designing, building and delivering integrated end-to-end customer experience systems that we do.

Our solutions and services are relevant across multiple markets, including IT services for digital transformation of customer experience systems (“DX”) and digital customer experience management (“DCXM”). We believe our comprehensive and integrated capabilities across DX and DCXM position us to uniquely address our clients’ needs and objectives. We lead our clients through a consultative approach that accelerates their adoption of advanced technologies to deploy and deliver innovative solutions.

We have built an agile delivery model with global scale to support next-generation, digitally-led customer experiences. Substantially all of our delivery locations are connected through a carrier-grade infrastructure backed by cloud technologies, enabling globally distributed and virtualized teams. The interconnectedness of our teams and ability to seamlessly shift interactions between physical and digital channels enables us to tailor our delivery strategy to clients’ evolving needs. As at December 31, 2020, we have over 50,000 team members, including 792 new team members from our acquisition of Lionbridge AI which closed on December 31, 2020, located in 50 delivery locations across over 20 countries. Our delivery locations are strategically selected based on a number of factors, including access to diverse, skilled talent, proximity to clients and ability to deliver our services over multiple time zones and in multiple languages. Through the COVID-19 pandemic, we have enabled over 95% of our team members to work from home, while continuing to meet our clients’ quality and security expectations and providing even more flexibility to enable our customer needs. We have established a presence in key global markets, which supply us with qualified, cutting-edge technology talent and have been recognized as an employer of choice in many of these markets.

Our clients include companies which believe that customer experience is critical to their success. We seek to work with disruptive companies and leaders in their respective sectors. We have built long-tenured relationships with these companies within our core targeted industry verticals, including Tech and Games, Communications and Media, eCommerce and FinTech, Healthcare and Travel and Hospitality.

Our relationship with TELUS, our largest client and controlling shareholder, has been instrumental to our success. TELUS provides significant revenue visibility, stability and growth, as well as strategic partnership with respect to co-innovation within the communications vertical, customer service excellence focus and an internationally recognized social purpose impact. Our TELUS MSA provides for a term of ten years beginning in January 2021 and a minimum annual volume of service of $200.0 million, subject to adjustment in accordance with its terms. For more information, see “Item 7B—Related Party Transactions—Our Relationship with TELUS—Master Services Agreement”. In fiscal 2020, revenue from TELUS represented approximately 20% of our revenues. In 2019 and 2018, TELUS represented approximately 26% and 24% of our revenue, respectively. In fiscal 2020, revenue from our second largest client, a leading social media company, accounted for approximately 16% of our revenues. In 2019 and 2018, Google was our second largest client, accounting for approximately 12% and 14% of our revenue, respectively. In 2020, our top ten clients represented approximately 62% of our revenue, as compared to 67% in 2019 and 69% in 2018.

We have a unique and differentiated culture that places people and a shared set of values at the forefront of everything we do. We have carefully cultivated our caring culture over the last 16 years by ensuring full cultural alignment with the individuals we choose to join our team, the clients we chose to work with and the manner in which we have built and run our business. We have a unique approach to attracting, developing and retaining team members, which underpins a framework that we refer to as our Culture Value Chain (“CVC”). Our CVC establishes a direct link between a strong corporate culture and the ability to drive higher team member engagement and retention, ultimately leading to superior services and better outcomes for our clients and their customers. We are committed to diversity and inclusion across our entire organization, which supports our vision, values, culture and strategy.

For the years ended December 31, 2020, 2019 and 2018, our revenues were $1,581.6 million, $1,019.6 million and $834.6 million, respectively, reflecting a compound annual growth rate of 38% over this period. Our net income was $102.9 million, $69.0 million and $47.1 million for the years ended December 31, 2020, 2019 and 2018, respectively. TI Adjusted Net Income was $160.0 million for the year ended December 31, 2020 and TI Adjusted EBITDA was $391.2 million. We believe we have a strong financial profile and execution track record. See “Item 5—Operating and Financial Review and Prospects—Non-GAAP Measures” for a reconciliation of TI Adjusted Net Income and TI Adjusted EBITDA to net income, the most directly comparable financial measure calculated and presented in accordance with GAAP.

Our Company

Our Unique Heritage. TELUS International was born out of an intense focus on customer service excellence, continuous improvement and a values-driven culture under the ownership of TELUS. TELUS is a leading communications and information technology company in Canada, with over 16 million customer connections spanning wireless, data, IP, voice, television, entertainment, video and security. TELUS’ long-standing commitment to putting customers first fuels every aspect of its business, including its focus on customer service excellence and customer loyalty as supported by TELUS International. This is evidenced by a postpaid wireless churn rate that was below 1% for the seventh consecutive year in 2020 and among the lowest compared to its global peers. Embedded in TELUS’ culture is a customer-first mindset, a world-class approach to corporate governance and operating discipline and a social purpose focused on leveraging technology to enable remarkable human outcomes. TELUS has been recognized for its excellence in customer satisfaction, workplace best practices and community volunteerism.

At the forefront of everything we do at TELUS International is, similarly, a customer-first commitment and a relentless pursuit of optimal business outcomes for our clients. We believe that better outcomes begin with the talented team members that are dedicated to supporting our clients. We make significant investments to attract, retain and develop talent across our service offerings. This is the cornerstone of what we refer to as our “caring culture”.

We care deeply about devoting the optimal mix of talent and capabilities to our clients and ensuring continuous performance improvement through data-driven decision-making. We have also cultivated process intelligence proficiencies across our organization, from human resources and talent management to our dedicated implementation and service delivery teams. We have developed our own methods of performance measurement for quality and efficiency that complement client-specific performance measures. Ultimately, we believe it is our differentiated caring culture, which drives an 86% (in 2020) team member engagement score, that contributes to margin enhancement and fuels success in every aspect of our business.

Our History and Evolution. Since our founding, we have evolved and grown our business from an in-house customer care provider for TELUS to a digital CX innovator that designs, builds and delivers next-generation solutions for global and disruptive brands. Today, we believe we have a category-defining value proposition with a unique approach to combining both digital transformation and CX capabilities. In 2005, seeking a strategic in-house partner for CX solutions, TELUS acquired a controlling interest in Ambergris Solutions, a boutique CX provider in the Philippines catering to traditional U.S.-based enterprise clients. Ambergris was subsequently re-branded as TELUS International, and, from 2008 to 2014, we made a number of additional significant organic investments, as well as acquisitions, with the goal of better serving our growing portfolio of global clients. We expanded our delivery platform to access highly qualified talent in multiple geographies, including in Central America, Europe and North America, and developed a broader set of complex, digital-centric capabilities. It was clear to us that digital enablement would become increasingly vital for our clients, and as a result we focused our expansion strategy on developing this expertise organically and, in some cases, accelerating our growth through strategic acquisitions.

During this time, we also made a series of investments in our people and our culture predicated upon the core philosophy that our caring culture drives sustainable team member engagement, team member retention and customer satisfaction. We invested in our ability to attract and retain exceptional people across several competitive, global talent pools and built what we believe are inspiring, state-of-the-art, service delivery locations designed to optimize team member engagement, productivity and well-being. We invested in our global training and talent management teams to enhance our custom curricula and career pathing opportunities. Additionally, over the last 11 years we built a robust corporate social responsibility program focused on community development, local philanthropic giving, education and social equality. For example, we have implemented community giving events in each of the countries in which we operate and, in the Philippines, Guatemala, El Salvador, Bulgaria and Romania, we have established “Community Boards”, which have distributed approximately $3.0 million to local charities since 2011. We have frequently been recognized by industry analysts, such as Frost & Sullivan, for our best practices with respect to corporate social responsibility.

The following illustrates our digital journey from 2005 to present:

Over time, we realized our service offerings and customer-first approach would appeal to clients beyond our early telecommunications-centric base. As a result, we expanded our focus across multiple industry verticals, targeting clients who, like TELUS, believe that exceptional customer experience is critical to their success. Higher growth technology companies, in particular, embraced our service offerings and approach and quickly became our largest and most important industry vertical.

In 2016, Baring Private Equity Asia, a leading global private equity investor, acquired a significant minority stake in TELUS International, which enabled us to amplify investment in our digital IT portfolio and further expand into Asia. We have since accelerated strategic acquisitions that have extended our geographic footprint, deepened our digital IT capabilities and broadened our client base of technology brands.

In 2017, we acquired Voxpro, a customer experience technical support and sales operations solutions provider, which increased our agile delivery platform with additional facilities in the United States, Europe and Asia. We have continued Voxpro’s support of several innovative and disruptive technology companies that change the way consumers interact with the marketplace.

In 2018, we acquired Xavient Digital, a next-generation digital IT consulting company with expertise in AI-powered digital transformation services, UI and UX design, open source platform services, cloud, IoT, big data and other IT lifecycle services. This acquisition significantly enhanced our digital IT expertise and expanded the breadth of our digital IT solutions and services.

At the beginning of 2020, we acquired CCC, a leading provider of high-value-added business services with a focus on trust and safety, including content moderation and Christian Legat, chief executive officer of CCC, continued in that role as part of our team. This transaction significantly increased the scale and diversity of our business, adding approximately 8,500 team members and delivery capabilities in 10 additional countries. It also expanded and diversified our client base in our Tech and Games industry vertical in Europe. Through the addition of Voxpro, Xavient Digital, CCC and Lionbridge AI we significantly bolstered the digital offering that we provide and grew our digital-focused team.

On December 31, 2020, we completed the acquisition of Lionbridge AI, the data annotation business of Lionbridge Technologies, Inc. The acquisition remains subject to review by CFIUS. For more information on Lionbridge AI, see “—Lionbridge AI”.

Today, we are a CX innovator that designs, builds and delivers next-generation digital solutions for global and disruptive brands. We operate in over 20 countries from 50 delivery locations. As at December 31, 2020, we have over 50,000 team members, including 792 new team members from our acquisition of Lionbridge AI which closed on December 31, 2020, serving a diverse base of clients across multiple industry verticals. These team members are supplemented by a crowdsourced community of more than one million data annotators using Lionbridge AI’s proprietary data annotation solutions.

Our journey has been highly successful as evidenced by our 38% compound annual revenue growth rate from 2018 to 2020 and third-party recognition for business excellence and social purpose. We are proud to have been recognized by the Everest Group for our leadership in customer experience management services and have been ranked among the best employers in many of the markets in which we operate.

Lionbridge AI

On December 31, 2020, we completed the acquisition of Lionbridge AI, the data annotation business of Lionbridge Technologies, Inc., pursuant to the terms of a stock purchase agreement we entered into with an indirect holding company of Lionbridge Technologies, Inc. to acquire LBT Intermediate Holdings, Inc., which holds Lionbridge AI, for cash consideration of $939.5 million, subject to post-closing adjustments.

In connection with the acquisition, we, along with Lionbridge AI, submitted a declaration filing with CFIUS. At the end of its 30-day assessment of the declaration filing, CFIUS requested that we file a joint voluntary notice pursuant to Section 721 of the Defense Production Act, which triggered an additional 45-day review period. CFIUS advised us that the additional review is not directed specifically at our acquisition of Lionbridge AI, but is focused on certain commercial relationships TELUS has with certain foreign network infrastructure vendors. We have submitted the requested joint notice filing and provided additional information requested by CFIUS staff. Based on our discussions with CFIUS staff, we determined we could close the acquisition of Lionbridge AI before expiry of the 45-day period. The statutory review period for the joint voluntary notice expires in March 2021. While we expect that CFIUS will complete its review of the joint voluntary notice and clear our acquisition of Lionbridge AI without condition, CFIUS may request that we and TELUS make assurances regarding our use in the United States of certain network infrastructure equipment sold by foreign entities. TELUS International does not believe assurances of this nature, if requested, or other conditions that could be imposed by CFIUS, if imposed, will have a material impact on its business. See “Risk Factors—Risks Related to Our Acquisition of Lionbridge AI and its Business—Our acquisition of Lionbridge AI remains subject to review by CFIUS and we are not certain how the outcome of the review will impact our business”.

We financed the acquisition with approximately $149.6 million in cash received from the issuance of 7,552,089 Class A common shares to TELUS, $80.4 million in cash received from the issuance of 4,054,954 Class B common shares to Baring and borrowings of $709.0 million under our credit agreement, of which $265.0 million was drawn on the term loan facilities, and the remainder on the revolving facilities.

Overview of Lionbridge AI

Lionbridge AI annotates data in text, images, videos and audio in more than 300 languages and dialects for technology companies in social media, search, retail and mobile. Lionbridge AI is a global provider of crowd-based training data through various service offerings and the use of a proprietary annotation solution used in the development of AI algorithms to power machine learning. Lionbridge AI has developed a proprietary data annotation solution of tools and processes that is used in combination with a flexible, crowdsourced community of over one million annotators, linguists and specialists across different languages, demographics and other characteristics across six continents. Lionbridge AI’s solutions help improve data functionality and deliver secure, compliant, scalable and high-quality solutions for its clients. Lionbridge AI’s clients include some of the leading providers of digital assistants, search engines and advertising networks. Data annotation is the process of labeling data needed to train AI systems.

To deliver its annotation solutions, Lionbridge AI sources a large and diverse workforce from its global crowd database, which is supplemented, as needed, through additional targeted recruiting focusing on attributes such as number of years in current geographic location, native language proficiency, age and other attributes as may be requested by the client or necessary for the purposes of a particular project. Lionbridge AI’s projects regularly require up to several thousand annotators in multiple geographies and languages that have to be ramped up expeditiously to meet client needs. There are approximately 30,000 annotators deployed at one time across all active projects and this figure is expected to grow as the business expands. Lionbridge AI provides its annotators with proprietary educational materials and necessary tools, tracks each annotator’s efficiency and quality and processes payments to its annotators across over 85 countries. This workforce is organized through a process and solution for annotator sourcing, education and management that is supported by 792 employees around the world, including Canada, China, Costa Rica, Denmark, Finland, France, Germany, India, Ireland, Japan, South Korea, Poland, Spain, Turkey, the United Kingdom and the United States. Lionbridge AI is headquartered in Waltham, Massachusetts.

Lionbridge AI has clients who include some of the largest North American technology companies that drive the majority of demand for AI enablement today, and Lionbridge AI delivers secure and scalable solutions for high quality, complex content relevance, speech, text, video and image annotation. Lionbridge AI primarily competes with Appen Limited in the text and content relevance sections of the data annotation market, and with specialized vendors who provide managed data labelling services and technology solutions with a deeper focus on image and video data. Lionbridge AI benefits from its incumbent status in this industry, having formed valuable, long-tenured relationships with its clients, including an approximately 15-year relationship with its top client, a leading global search engine company.

The history of successful project delivery at scale and quality of annotated data, driven by Lionbridge AI’s ability to hire, onboard and manage a large community of qualified annotators and its proprietary crowdsourcing solutions of tools and processes are the key strengths of its business and positions Lionbridge AI to be able to maintain and expand its existing relationships with its large technology company clients, invest in new AI programs and regularly refresh existing AI algorithms. Lionbridge AI is also well positioned to capture new clients as the adoption of AI technologies across all industries is expected to increase.

The acquisition of Lionbridge AI further supplemented our existing portfolio of next-generation digital solutions for global and disruptive brands, positioning us to better support our clients’ digital transformation journeys and to enhance our long-term value creation capabilities. We expect that combining Lionbridge AI’s track record of high quality data annotation and specialized and diversified global talent pool with our carrier grade infrastructure, strong client relationships in multiple industries and highly-skilled and engaged teams will allow our combined business to scale even more rapidly as we sell into a diverse set of industries and become more responsive to larger contracts. For a discussion of certain risk factors associated with the acquisition of Lionbridge AI and related to its business, see “Item 3D—Risk Factors—Risks Related to Our Acquisition of Lionbridge AI and its Business”.

Industry Background

Technology, Innovation and Digital Enablement. Technology is transforming the way businesses interact with their customers at an accelerating pace and scale. Our clients and their customers have more information and more choices than ever before and their expectations surrounding brand experiences and the speed at which companies must process and respond to customer interactions are changing rapidly. The proliferation of mobile devices, social media platforms and other methods of digital interaction has enabled customers to access information 24/7 and engage with companies through multiple digital channels. The COVID-19 pandemic has further accelerated the use of digital channels as the first, and sometimes only, points of customer interaction. Customers value a consistent and personalized experience across channels when interacting with the companies that serve them. Businesses face pressure to engage with their customers across digital and human channels, and seek to do so by combining technology with authentic human experience that is capable of demonstrating a sincere commitment to customer satisfaction.

Across industries, customer experience has become a critically important competitive differentiator. Next-generation technologies such as advanced analytics, AI, robotic process automation (“RPA”), and augmented and virtual reality (“AR/VR”) allow digitally native companies to streamline customer interactions, without removing the human element, through the entire customer journey from creation of product awareness through facilitating product research, purchase, fulfillment and then customer retention and advocacy of products. Adoption of these next-generation technologies like AI, in turn increases the demand for the high-quality data required to power product and analytics platforms, to make them relevant and contextual for consumers around the world. Businesses need highly discerning human operators, empowered by cutting-edge technology and processes, to deliver next-generation customer experiences.

Empowered and Engaged Customers. The pervasiveness of next-generation technologies, which enables always-on connections, access to information 24/7 and greater variety of choice, has encouraged customer empowerment and raised their expectations. Customers are choosing how and when to interact with businesses, very often dictating the terms and frequency of such interactions. Accordingly, customer-centric companies have shifted from products and solutions-first, to customer experience-first. Customer-centricity is no longer an option—it has become an absolute necessity.

Competition for differentiation is now focused on customer experience. Customers prefer simplicity, personalization and consistency across all channels and high levels of service. Customers are increasingly choosing experience over product and price, and are willing to pay more for positive customer service experiences. While positive experiences can help build customer loyalty, negative ones can severely undermine loyalty and retention. Customers today share their experiences through various digital channels with a rapid and global feedback loop. These immediate reactions are pressuring businesses to have in place the right customer experience systems and processes that get engagement right on the first try. Companies wishing to operate across digital channels need to be more cognizant of and responsive to how customers engage with them and make buying decisions. Customer experience has become a key competitive advantage, and it is critical for companies to manage it by partnering with customer service experts to represent their valued brands.

Evolution of Customer Experience. Customer experiences have evolved from single-point, voice-based, interactions to omnichannel points of engagement. Companies increasingly view these omnichannel points of engagement as opportunities to build customer loyalty and increase wallet share. Today, companies across all industries are focused on customer experience, which is in contrast to past decades, when handling customer service, sales generation and collections was primarily the domain of the technology, telecom, hospitality and banking and financial services industries. People were the primary touch points between companies and customers. Customer care has greatly evolved from agent-driven interactions to a more holistic approach of managing customer experience across both digital and human channels, with human channels used primarily for complex interactions and exception handling. Such exceptions typically include more complex issues that require a human interaction and/or culturally nuanced expertise as well as empathy. As humans are being used primarily for complex interactions and exception handling, the quality of these interactions matters even more today as companies need engaged, experienced, empathetic and technology-savvy employees representing their brands in their customer interactions.

Importance of Building Trust and Security. Companies and brands operating in the global digital marketplace need to engender trust in their online offerings in order to provide a feeling of safety that encourages customers to communicate and transact more. Accurate and rapid identification of content that violates the criteria of these offerings is of critical importance as user-generated content continues to grow. Social media platforms need to moderate content on their platforms not only to ensure the safety of users, but also to ensure the accuracy and reliability of information and, ultimately, to protect their brand and credibility in the marketplace. Increasingly, this need is driven by customers and regulators. Despite significant advances in technologies, such as AI and automation, expert human intervention is still needed to handle content and customer concerns with the highest complexity. Additional concerns regarding data privacy further drive the demand for a complete customer experience-oriented security solution at a time of significant scale and growth for these platforms. Companies across all industries are also faced with the challenge of knowing who they are interacting with in the global digital marketplace. Additionally, fraud, identity theft and asset appropriation have become more pervasive. Companies are also faced with increasingly onerous “know your customer” and anti-money laundering requirements that demand the collection of sensitive information. Companies are looking for solutions to assist in responding to these challenges with customer experience, confidentiality and compliance in mind.

Challenges for Companies. To meet modern customer expectations, companies must provide an experience that is not only personalized and empathetic, but consistent and integrated across omnichannel touchpoints, whether human or digital. Companies not only need a customer-centric mindset, but they also need to re-design and re-engineer their customer engagement processes. They need to invest in software platforms that will help them gather all available customer information, integrate with middle- and back-office systems and harness the data to provide a personalized experience. To enable this, companies need people with expertise in advanced analytics, AI and machine learning (“ML”) techniques capable of analyzing data to anticipate customer needs and use the results to empower customer interactions. We believe that such complex re-design and re-engineering of processes are best executed by experts in customer experience strategy and design consulting, IT services and process expertise, as such abilities are often not readily available in-house. Disruptive technology companies may be experts in the use of next-generation technologies but they often do not have expertise in overall customer experience or use of human channels. Other companies often lack digital channels and do not have integrated design, technology and operational talent to develop a strategy, re-engineer processes, deploy next-generation technologies and provide a personalized customer experience integrated across digital and human channels. This re-design and re-engineering process requires talent with expertise in both customer experience processes and related next-generation digital technologies.

Limitations of Incumbent Services Providers. Delivering best-in-class omnichannel customer experiences requires highly trained professionals working in concert with leading digital technologies. We believe few service providers have the people, capabilities and technology to help clients address the entire spectrum of designing, building and delivering integrated end-to-end customer experience systems. Digital IT services providers can build and integrate next-generation technology platforms but often lack the ability to provide highly trained specialists to deliver the necessary complex human interactions. Customer care and BPO service providers generally lack specialized skilled labor, the ability to design solutions and the expertise in next-generation technologies to build customer experience platforms. Consulting service providers often can neither design nor build the solutions that they propose for their clients, let alone run them with the necessary talent to reliably deliver high-complexity, high-value service.

Our Market Opportunity

Our solutions and services are relevant across multiple markets including IT services for DX and DCXM.

Digital Transformation (DX). Companies are increasingly partnering with third-party providers to meet their digital transformation challenges, which include designing solutions that facilitate an omnichannel experience, building digitally scalable infrastructure and delivering new digital channels. To keep systems scalable, an increasing number of companies are opting for cloud-based solutions and seeking to automate processes where possible

Digital Customer Experience Management (DCXM). DCXM represents the next evolution of customer experience management. In recent years, digital customer experience has become increasingly important to companies, as highly engaged users dictate the nature and frequency of interactions. Customers ascribe value to seamless interactions and are willing to reward positive experiences with loyalty and repeat business. As customers have shifted toward digital channels, leveraging next-generation technologies to deliver a unified and satisfying customer experience has become paramount. We believe we are uniquely well-positioned to serve these markets and, as a result, we have a significant market opportunity due to the overall industry growth rate, low penetration to date and strong exposure to the comparatively higher-growth DCXM sector of the market.

In addition to DCXM, we serve markets that have experienced high growth in recent years, such as content moderation, which includes review and compliance services of customer created content on social media and other digital platforms. The necessity of moderating content on digital platforms has prompted enterprises to seek specialized services to accommodate changes in the uncertain, highly regulated environment.

Our Approach

We are a leading digital customer experience innovator with a unique team culture and deep expertise in next-generation technologies and processes. We serve clients at both ends of and throughout the maturity spectrum, each with different customer experience requirements, approaches and near-term and longer-term transformation objectives. We believe that our comprehensive capabilities and go-to-market strategy enable us to address our clients’ varied needs in a flexible way that aligns with their objectives.

Our focus on customer experience informs our approach to designing, building and delivering customer engagement and digital enablement solutions for our clients. We believe that customer experience delivered by empathetic, highly skilled and engaged teams is key to providing a high-quality brand experience to customers. Our team members work with our clients to identify obstacles and opportunities and to craft their digital visions, design scalable processes and build and deploy solutions to enable growth. We lead our clients through a consultative approach that accelerates their adoption of advanced technologies to deploy and deliver innovative solutions. By leading with digital enablement, we create the opportunity to service the entire customer experience journey and leverage the robust skill sets of our teams to build a comprehensive set of solutions that powers exceptional outcomes. Our approach combines our highly skilled teams with next-generation digital technology capabilities to provide a comprehensive solution for our clients that is integrated, contextual and consistent across all channels.

Our Competitive Strengths

We have distinguished ourselves as a next-generation, leading customer experience innovator by leveraging the following competitive strengths:

Cultural Differentiation. We have a unique and differentiated culture that places people and a shared set of values at the forefront of everything we do. We have carefully cultivated our caring culture over the last 16 years by ensuring alignment with the individuals who choose to join our team, the clients we chose to work with and the manner in which we have built and run our business. We have a unique approach to attracting, developing and retaining team members, which underpins a framework that we refer to as our Culture Value Chain (“CVC”). Our CVC establishes a direct link between a strong culture and the ability to drive higher team member engagement and retention, ultimately leading to superior services and better outcomes for our clients and their customers.

We continuously invest in maintaining and improving our culture in a number of ways, including through our approach to attracting and retaining talent. For example, we identify highly skilled, enthusiastic and driven candidates who want to make a positive impact for our clients and the communities in which we live and work. We support our team members’ development with customized coaching and training resources in specific technologies and tools vital in today’s digital economy and our business. We reward our people for being dedicated brand ambassadors and thought leaders with deep industry acumen. Recognizing the importance of the workplace environment, we believe we have built inspiring, world-class physical workspaces. We seek out clients that share our corporate values. We apply a strict code of ethics toward client selection and have declined noteworthy projects for clients whose values are not aligned with ours.

Diverse Client Base Across Sectors. Our diverse client base differentiates us from peers and contributes to our growth. We partner with a diverse set of disruptive and established clients across our core industry verticals, including Tech and Games, Communications and Media, eCommerce and FinTech, Healthcare and Travel and Hospitality. Within some of these industry verticals, we serve clients across several sub-sectors. For example, within Tech and Games, we serve some of the leading social networks and search engines, as well as high-growth online games, ride sharing and real estate technology companies. Within eCommerce and FinTech we serve both traditional and next-generation payments and point of sale providers, business-to-business and business-to-consumer software-as-a-service companies, online marketplaces and large financial services institutions.

Our clients trust us to support their brands and reputations, which we believe to be among the most respected names in their industries. We are able to execute on emerging customer experience challenges leading to high client referenceability that strengthens our credibility with clients in existing and new verticals and helps drive growth.

Deep Domain Expertise. We have developed expertise serving clients in fast-growing industry verticals and sub-sectors, many of which are leading broader technology disruption. By serving clients in these sectors over the course of many years, we have built an understanding of their unique, industry-specific challenges and digital transformation journeys, as well as the solutions and services to address them. We leverage this domain expertise to inform how we continue to build out our capabilities and serve additional clients.

Within our Tech and Games industry vertical, we believe we have been at the forefront of helping social networks manage the rapidly expanding volume of user-generated content on their platforms. We use AI/ML-assisted solutions to help clients monitor content for compliance with local policies and regulations. With the acquisition of Lionbridge AI, we also provide data annotation services to generate the critical high-quality data required to support our clients as they refine the AI models used in their search engines, social media networks and other cutting-edge products, among other applications. Additionally, we have leveraged our deep understanding of “gamer culture” to partner with several leading Games clients to support the high player growth they have seen over the past several years by deploying player support solutions.

In our Communications and Media industry vertical, we partner with leading telecom, cable and satellite operators, including wireless/wireline, over-the-top and streaming providers. Our client engagements support the digital transformation initiatives of our clients, innovation across their digital stack, operations support system and business support system modernization and testing and engineering of 5G networks for services such as IoT. Our solutions help our clients save operating costs and improve overall customer loyalty and churn. We have invested in creating custom testing systems and leveraged our expertise to develop custom set-top box user interfaces.

In our eCommerce and FinTech industry vertical, we have supported leading global eCommerce platforms since 2007, deploying specialized teams who can quickly scale on vertical-specific tasks such as premium marketplace support, content moderation, dispute mediation and identity and fraud protection. We also design, build and deliver chargeback transactions solutions for global online payments providers looking to maximize cross-border selling. The solution centralizes infrastructure and accelerates processing, rapidly enabling customer service teams to support multiple new countries.

Comprehensive, Integrated Capabilities to Enable Digital-First Experiences. We have proactively built a set of integrated capabilities to deliver innovative customer experience solutions for our clients’ customers. Our services span design, build and deliver, so that we are able to offer clients a complete, transformative, digitally enabled solution, or a discrete solution to address or complement specific aspects of their existing customer experience strategy. Furthermore, our ability to design, build and deliver integrated solutions that combine both process and technology enables us to more comprehensively and holistically address our clients’ most complex and pressing challenges and needs. For example, we combine expertise in digital IT lifecycle services, including applications development, cloud implementation and advanced analytics and automation with customer experience delivery capabilities around omnichannel customer support, Contact Center-as-a-Service (“CCaaS”), and work-from-anywhere solutions.

We believe that our end-to-end solutions address client needs at all stages of their digital journeys and position us best to address their evolving priorities while expanding wallet share with them over time. Many of our key client relationships began as programs with a single solution and have evolved over time into multi-solution, multi-program strategies. As we expand the scope of work with clients, we become more embedded in their businesses, and are thus better positioned to identify new opportunities for continued improvement.

Best-in-Class Technology and Processes. We rely on best-in-class technology to power everything we do. By virtue of our TELUS pedigree, we have built our business with a deep understanding of the importance of technological reliability and availability, fueling our “always-on” carrier-grade network infrastructure. This infrastructure is augmented by our next-generation private and public cloud-based architecture, which enables our complete suite of integrated digital services. We believe that, unlike most of our peers, we are not encumbered with legacy technology infrastructure. This enables us to be agile, efficient and scalable, which we believe is a competitive advantage. Additionally, the next-generation tools we deploy internally across our over 50,000 team members (including 792 team members from Lionbridge AI) enable them to more efficiently and effectively carry out their roles on behalf of our clients. For example, our platform is capable of self-learning through advanced machine learning algorithms and employs natural language understanding (“NLU”) and natural language generation (“NLG”) to simulate complex human-like dialogue.

We leverage cloud-based data warehouse solutions that provide us with a flexible and scalable architecture. We use application programming interfaces (“APIs”) that connect into some of our clients’ enterprise resource planning, workforce management and other customer data sources that enable us to capture and analyze data and ultimately react more quickly to changing client needs. In addition, with data visualization tools we can look at data quickly from several perspectives. Finally, with our data in the cloud, we are able to run AI models across multiple data sources available to us to drive unique customer results.

Our deep technology expertise also enables us to leverage our proficiency in AI and automation for the benefit of our clients to help them manage their information, derive valuable insights and implement a comprehensive data strategy. At scale, we deliver end-to-end digital solutions and data engineering capabilities to drive vision and value for our clients. For example, our proprietary AI-powered chatbot platform that we call intelligent TELUS International Assistant (“iTIA”) not only supports all forms of customer interactions but also provides advanced features, such as sentiment analysis, to provide team members with critical contextual information. iTIA enables faster resolution of customer queries through automation, saving high-value human talent for high-complexity interactions. iTIA can be programmed to access data directly from our clients’ back-end systems and to execute authorized transactions on behalf of their customers, for example changing payment methods or account plans.

Globally Scaled and Agile Delivery Model. Over several years we have built a differentiated global delivery model enabled by next-generation technology with the scale and agility needed to best serve our clients. Our over 50,000 team members (including 792 team members from Lionbridge AI) are strategically located in 50 delivery locations across Asia-Pacific, Central America, Europe and North America. Substantially all of our delivery locations are connected through a carrier-grade infrastructure with correspondingly high resiliency and security. Our fully virtualized, cloud-based infrastructure enables seamless collaboration and enhances our ability to pivot client solutions across multiple regions, time zones and channels.

The sophistication, agility and scale of our delivery capabilities enable us to tailor our delivery strategy in order to respond quickly to shifting client demand as well as idiosyncratic events. For example, during the COVID-19 pandemic, we were able to continuously serve our clients’ needs despite the mandatory closure of many facilities. We shifted work toward digital channels, re-deployed teams across different client accounts and geographies and enabled over 95% of our worldwide team members to work from home. Through of our acquisition of Lionbridge AI, we have a crowdsourced community of data annotation professionals forming a global community of contributors that also maximizes business availability and business resiliency. During the COVID-19 pandemic, Lionbridge AI’s crowdsourced community, which has already been working from home and on flexible schedules, enabled Lionbridge AI to continue to seamlessly support its clients.

Proven Leadership Team. We have a proven leadership team with a successful track record of executing our strategic vision, driving growth across our business, integrating acquisitions both operationally and culturally and maintaining our unique culture. Our leaders not only possess significant and diverse skills and experience, but are committed to leading by example and living our corporate values. Our senior leadership team has over 170 years of combined experience, including extensive industry experience within digital IT and customer experience management, as well as public company experience.

Our Growth Strategy

We are dedicated to building on our current capabilities in digital transformation and customer experience management by deploying the following growth strategies:

Expand Our Current and Potential Services with Existing Clients. We seek to deepen existing client relationships by providing our clients with more of our existing services, as well as developing new adjacent services to address their evolving digital enablement and customer experience needs. We believe we have a significant opportunity to grow within our existing client base by deploying more of our existing solutions, such as cloud migration and content moderation. We have successfully expanded the number of services we offer our top ten clients and plan to similarly expand with the balance of our portfolio. For example, all of our top ten clients use multiple TELUS International services.

Furthermore, we believe that we have visibility into areas of fast-growing and high-value adjacent service offerings that are relevant to our clients by virtue of several factors, including our domain expertise, our strength in both customer experience, digital IT, AI data annotation services and our ability to understand and anticipate our clients’ challenges. We seek to continue to leverage these strengths to identify new opportunities and capitalize on emerging trends to deliver greater value and to further grow within our client base. For example, our relationship with a global eCommerce client started with the provision of customer care services and later expanded to digital IT services due to the high quality of our work and strength of our technology.

Establish Relationships with New Clients. We believe there are significant untapped opportunities to win new clients across all of our targeted industry verticals. We target potential clients that value customer experience as a brand differentiator. Within this opportunity, we prioritize potential clients that are experiencing significant growth and require a partner capable of evolving with them. We have historically won new clients based upon the strength of our position in the marketplace as well as references from existing clients.

The capabilities and solutions we have developed can be adapted and easily used to meet the needs of clients in additional industry verticals and sub-sectors that are increasingly pressured to transform. We will continue to leverage current processes, services and solutions to design and build new offerings to address new clients’ needs for more comprehensive customer experience management.

Leverage Technology and Process to Drive Continuous Improvement. We strive to continuously iterate and improve upon our operations to optimize the overall efficiency of our organization, enhance operating leverage and margins and better serve our clients. Our organization has over 2,000 “Six Sigma” certified team members that help us better leverage our technologies, processes, policies and practices to improve operational excellence and drive productivity at scale. These capabilities create the opportunity to reinvest in key initiatives and implement best-in-class technologies across functional areas, which we believe will further expand our competitive and operational advantages.

Our approach to innovation includes applying methodologies and technologies internally to evaluate viability and scalability before deploying our solutions to clients. We aim to continue growing both organically and inorganically, and we believe that the returns generated by our focus on technology-enabled efficiency across the organization will increase.

Enhance Core Capabilities with Strategic Acquisitions. We intend to continue to enhance our core capabilities and solutions through acquisitions that support our strategy to design, build and deliver exceptional customer experiences for our clients. We seek out acquisition opportunities that expand the breadth of our service offerings, enhance the depth of our digital IT capabilities and accelerate our presence in attractive client industry verticals. We seek to acquire companies that have the potential to enhance our capabilities and which we believe will contribute positively to our financial profile and that are culturally aligned with our values. For example, our recent acquisition of Lionbridge AI provided us with data annotation capabilities that expand our total addressable market and expanded the set of solutions we are able to offer to our key clients, particularly in our Tech and Games industry vertical.

Solutions and Services

We have built comprehensive, end-to-end capabilities with a mix of industry and digital technology expertise to support our clients in their customer experience and digital enablement journey. Clients have different requirements, approaches and near- and long-term objectives that need to be balanced effectively to develop deep and enduring relationships. Our go-to-market strategy addresses our client’s needs, in the order of priority that best suits their objectives and with the flexibility to evolve with them as their needs develop.

Our highly skilled and empathetic team together with our deep expertise in customer experience processes, next-generation technologies and expertise within our industry verticals is core to our success. We combine these with our ability to discover, analyze and develop new digital technologies in our digital centers of excellence to continuously evolve and expand our solutions and services.

Our services support the full lifecycle of our clients’ digital transformation journeys and enable clients to more quickly embrace next-generation digital technologies to deliver better business outcomes. We fuel the various stages of our clients’ growth, from their strategic and innovative beginnings to their next-generation tech and IT service needs and to their realization of a vision for CX process and delivery.

Next-gen DX, CX, Digital Platform & Digital

Operations Solutions

Strategy and Innovation—Understand and Define Client Needs to Innovate and Develop Plans

Customer experience is at the heart of any digital transformation; however, implementing a successful CX-centric digital transformation can be a complex undertaking for any organization. With our intuitive digital design approach, we help our clients design next-generation business practices based not only on transforming technology, but also on transforming processes and culture. We partner with our clients to define their needs, identify their ideal future state and develop strategies that are focused on enabling customer-centric digital experiences. We advise clients on the best way to re-engineer and re-architect technology systems and our teams of experts develop custom technology solutions to meet those objectives.

Next-Generation Digital Strategy. Our teams advise clients on crafting their long-term digital strategy roadmap and design scalable processes to help clients achieve their digital enablement goals. We strive for enhanced business outcomes for our clients by focusing on the needs of their end-customers while developing effective digital strategies together. We help our clients formulate actionable digital strategies to transform their business model by taking advantage of the new digital ecosystems, infusing product development with new digital technologies and building digital platforms that deliver high-quality customer experiences.

Ideation on Innovation. We help our clients innovate their approach to interactions with customers by collaborating with them in the ideation process. Our approach to ideation leverages not only our strong process and digital technology expertise but also our experience of delivering empathetic and caring human experiences. Our experts use our digital Centers of Excellence and innovation Labs to help our clients ideate and innovate. In addition, organic innovation by our team members is encouraged which has resulted in Global Innovation Centers (“GIC”). For example, our talent acquisition team established a GIC to focus on digital recruiting practices resulting in deployment of knowledge base bots for onboarding new team members.

UX/UI Design. As online and mobile environments have become increasingly important, our team of experts build human-centered, data-driven experiences that enhance customer loyalty for our clients. Leveraging our design thinking process and skills in visual and experience design, we create intuitive digital products to deliver meaningful customer experiences. We help clients in various industry verticals to build innovative digital products customized specifically to their industry and customer needs. We offer comparative and explorative usability tests along with usability evaluation to ensure that the experiences we design and ultimately build and support are both client-centric and technically effective.

CX Process Consulting—including Customer, Employee and System Journey Mapping. Our CX process experts help evaluate customer experience processes for our clients by leveraging their deep understanding of customer experience and related business processes as well as digital technologies within our clients’ particular industry verticals. We leverage our agile methodology to obtain relevant information, perform a value analysis to identify efficiencies and automation opportunities and facilitate process redesign. This creates a comprehensive picture of how our clients engage with their customers and how they can redesign the customer experience processes to deliver improvements in cost, revenue and customer satisfaction.

Next-Gen Tech and IT Services—Building Digital Customer Systems using Next-Gen Technologies

Our clients often need to re-engineer their customer experience systems to provide a seamless, contextual, consistent and personalized customer experience across all channels—digital or human. To do this, they need to modernize their core systems and applications, while at the same time build new digital solutions that leverage technologies like cloud, mobile, AI, automation, IoT, analytics and more. Combining our expertise in various industry verticals and our deep understanding of applications development, infrastructure and digital technologies like AI, automation, cloud, mobile and others, we strive to develop digital solutions that help our clients to deliver the best possible experience to their customers.

Our expertise in delivery of a range of next-generation technologies enables us to build, test, deploy and continually enhance custom applications and integrate and implement customer experience software-as-a-service solutions with other client applications. We help clients re-architect their systems to take advantage of cloud and mobile computing. We use our advanced analytics and AI/ML capabilities to analyze data from internal and external customer databases for our clients. We also work with our clients to improve the efficiency of their IT processes by automating testing and deployment of software. Our experts identify processes within the customer experience journey that could benefit from automation and, where appropriate, implement tools such as chatbots and RPA. We also deploy digital technologies and productivity tools, real-time natural language processing and data visualization to better equip our team members to run the customer experience processes that are outsourced and entrusted to us by our clients. The key services underlying our Next-Gen Tech and IT Services solution are:

Engineering, Application Development and Quality Assurance (“QA”). Our end-to-end application development services are designed to transform our clients’ customer experience-related application portfolios by supporting the entire application lifecycle. This includes application strategy, application development and modernization, testing, QA, deployment and continual updates or enhancements. We help our clients develop applications with a cloud and mobile-first approach. This allows clients to leverage cloud delivery for enhanced scalability and flexibility, a critical component for digital enablement. Mobile-first strategies allow clients to take advantage of the customer shift to mobile devices. In addition to supporting web and mobile interfaces, we empower customer engagement across all digital touchpoints such as progressive web apps, chatbots, voice apps, AR/VR experiences, wearables and others.

We use agile methodology, microservices and APIs to build custom applications. We have capabilities using a range of software engineering technologies and tools to build high-quality software for our clients. We also implement Software-as-a-Service (“SaaS”) customer applications and integrate them with customized customer experience-related applications or other business applications of clients. We continually enhance custom applications we have developed using DevOps practices and tools.

Our QA and software testing teams work collaboratively with agile development teams to make improvements to the software on an ongoing basis. While our testing teams identify and fix defects and vulnerabilities in software, our QA teams identify and fix software usability issues, such as end-user experience with software, slow load times, and poor navigation. Our QA teams serve as an integral part of clients’ software development teams and are embedded within their scrum teams. Test automation is a core component of our QA services which enables our clients to automate manual tasks to minimize dependency on manual testing while at the same time achieving process efficiency, improving software quality and lowering time and costs.

Data Annotation, AI/ML and Intelligent Automation—including RPA and Chatbots. We have expertise in AI technologies and ML to assist our clients to improve customer experience. We provide data annotation in domains such as search relevance, image/video labelling for smart cities, audio transcription and facial recognition to our clients who utilize AI technologies. We also use AI-based conversation bots in customer engagement situations to augment or simulate human interactions enabling 24/7 personalized responses to customers. We use a combination of internally developed and market-available tools to create advanced ML algorithms, as well as NLU and NLG to simulate complex human-like dialogues in our self-learning, enterprise-grade CX platform. We offer flexible deployment models for this technology through adaptive pricing models, and also provide managed services to maintain quality, moderate responses and deliver actionable insights through analytics. Through Lionbridge AI, we annotate data in text, images, videos and audio in more than 300 languages and dialects for technology companies in social media, search, retail and mobile. With these new capabilities, we can provide our clients with data annotation through various service offerings and the use of a proprietary annotation solutions used in the development of AI algorithms used to power machine learning. These services and solutions help improve functionality and deliver secure, compliant, scalable and high-quality solutions for our clients.

We also use advanced analytics and AI techniques to analyze structured and unstructured consumer datasets to provide a unified data view of end customers’ entire transaction history with the client, and derive real-time insights from it to provide a personalized customer experience.

iTIA is our proprietary bot platform, which helps with all forms of customer interactions, from simple to complex. For example, from automating frequently asked questions, routing conversations, collecting feedback, paying bills and booking appointments, our cognitive solution combines the best of innovative technology with enhanced digital customer experiences and business process intelligence to set the stage for meaningful conversations. Features include sentiment-based routing which recognizes customer sentiment and intuitively directs chats to human support if required, voice-enabled multilingual capabilities, and built-in language translation capabilities to enable users to converse with the bot in their own language.

Our intelligent platform works hand in hand with human agents to enhance the overall digital customer experience. Moreover, we understand the challenges businesses face in this regard, and as a developer and user of the platform, we can partner with clients to implement to improve business outcomes.

RPA Intelligent Insights is a diagnostic platform tool that aligns human and digital workforce to manage the end-to-end lifecycle of digital co-workers. It measures and tracks performance of each digital co-worker and enables businesses to make better strategic decisions. RPA Intelligent Insights is open source and can be integrated with market leading RPA platforms.

We work with our clients to identify processes that could benefit from automation. We create a roadmap and combine human and machine intelligence to automate these processes. Through RPA, we are able to leverage technology to efficiently handle the “low-hanging fruit” so that we can keep team members dedicated to the more complex “high-touch” areas of our clients’ business.

Managed Cloud Services. We provide migration, implementation and managed services for public cloud, private cloud and multi-cloud hybrid environments to help clients modernize their applications and move their workloads to the appropriate cloud for their business. We assess the current state of our client’s cloud computing strategies and create and implement a customized plan based on their unique business objectives. We integrate these strategies with legacy systems where needed and provide managed services to provide 24/7 support, monitoring, operations management and ensure information safety. We have expertise in all major hyperscale public cloud platforms, such as Google Cloud, Amazon Web Services and Microsoft Azure, and can provide multi-cloud services. We are also able to provide TELUS-hosted services for clients that may prefer private cloud or a hybrid cloud strategy. Leveraging our expertise in cloud-enabled and cloud-native technologies, we can help our clients accelerate their digital innovation and application delivery by rapidly adopting technologies like Containers, Microservices, Serverless and DevOps.

Workforce Transformation. Our clients need specialized, efficient, effective customer experience eco-systems that support their overall vision for their customer’s journey. The output of our CX Process Consulting creates an executable strategy for our clients to make a thorough and dramatic change to their customer experience teams and digital resource utilization. With our domain expertise, we build best practice workforce solutions using innovative people and digital solution combinations.

CX Process and Delivery—Delivering exceptional customer experience

We use our customer experience process expertise as well as our highly skilled, empathetic and engaged teams to provide exceptional, integrated customer experiences. As the environments in which our clients operate are dynamic and constantly changing, we analyze customer behavior using advanced analytics techniques to understand what our client’s customers prioritize, and recommend the most appropriate service models. Our global delivery platform enables us to service clients across geographies and customize the delivery strategy according to their evolving needs.

Managed Solutions—including Learning Services, Workforce Management, Contact Center. We believe our managed solutions expertise is not easy to replicate and, as our clients experience the benefit of these solutions, they seek to leverage our solutions for their internal teams.

Learning Excellence Solutions. Working in partnership with our clients, we combine strategy, curriculum and learning technology to deliver an optimized customer experience. For quick and proven team member on-boarding, our “new hire toolkit” can be fully customized to support our client’s brand, culture and learning objectives. Likewise, our customized knowledge bases provide their team members with the tools and knowledge they need to support customers.

Workforce Management Services. A balance of people, processes and technology to continuously optimize supply and demand. When it comes to workforce management, also referred to as workforce optimization, constant optimization is a key priority. For our clients, our consultative approach and global standardization delivers workforce efficiencies across vendor and captive sites. From planning and forecasting, to scheduling and real-time analysis, to reporting and optimization, we focus on driving significant value in our clients’ operations.

Contact Center-as-a-Service. Our cloud-based CCaaS application platform delivers a wide array of customer engagement tools designed to empower team members with omnichannel capabilities, enhanced processes and data-backed, real-time intelligence. Our CCaaS technology is the foundation to our “work-at-home” or “work anywhere” solution. It also integrates with remote virtual desktops, as well as a full suite of customer service solutions including remote and digital talent acquisition, remote training and remote workforce management.

Omnichannel Customer Experience—including Care, Sales and Tech Support. We operate CX processes for our clients to provide a seamless, consistent, and personalized customer experience to customers across all channels and devices they use while engaging with our clients. We support customer experience processes, including customer care, sales growth and client retention, and technical support, using omnichannel capabilities across voice, email, chat, social media, and video.

We empower our clients to use every customer touchpoint as a brand-building opportunity and to create meaningful human connections with their customers. We support our clients in customer acquisition, customer onboarding, welcome and win-back programs, loyalty and retention programs, cross-sell and up-sell opportunities. We also provide tech support with a focus on not only automating it wherever relevant but also “humanizing” it. We provide services using self-serve options and employ team members for more complex issues or exception handling. For example, we are also increasingly using our expertise in CX processes to improve patient interactions and deliver better outcomes for healthcare providers, payers and pharmaceuticals service providers.

Content Moderation, Trust and Safety. Our approach to content moderation enables clients to keep their users safe and manage their online reputation. Our clients understand that using trusted platforms promotes improved user experiences thereby driving user growth and revenue. We combine automated digital moderation tools with human support to provide a robust trust and safety framework to monitor our clients’ digital businesses. Our customizable and scalable digital content management solutions can also help clients boost their social media presence, increase their user base and attract more customers through social and e-commerce channels. We offer dynamic hyper-localized moderation, covering client policies that incorporate local regulatory standards where applicable. Spanning over 20 countries and covering almost 50 languages, our global team is sensitive to, and understands the importance of, considering the cultural, regional and socio-political nuances of local markets in their reviews. In addition, our moderation services also extend to verifying digital advertisements for compliance and protecting online marketplaces, as well as peer-to-peer group monitoring that is prevalent in today’s gaming platforms.

We provide highly trained and well-supported resilient team members who we refer to as “digital first responders” and who are supported by advanced, automated AI and digital moderation tools specifically designed to help brands safeguard their user communities by actively screening and removing discriminatory, threatening, offensive, illegal or otherwise inappropriate content or actions that contravene our clients’ policies and community guidelines.

Core to our solution is a specialized talent acquisition and hiring process. The short- and long-term well-being of our team members is considered from the beginning of the relationship. We remain keenly aware of the potential concerns that may arise as team members review raw user-generated content, which is why hiring team members with the right character, skills and experience contributes to creating a resilient team. In addition, we establish realistic expectations of our moderators. Beginning with the interview process and extending to the new hire training, we set very specific program expectations that outline the type of content to anticipate, including details of the types of extreme content they may be exposed to and how to handle the unexpected.

We believe our program is different because we focus on well-being management through a variety of programs, including clear and transparent opt-in and opt-out procedures, workflow rotation that is based on volume and severity of content screened and mental health counselor input. We also conduct relevant training for different work options, tools and knowledge built in other industries to help manage stress and build resilience. We have developed and continue to evolve our psychosocial risk policy, which is our framework for supporting our digital first responders, and which was developed by occupational health and safety experts and mental healthcare practitioners.

Our digital first responders are typically direct team members. We are prudent in our use of part-time employees as this approach generally does not fit the objectives of our content moderation programs.

Adjacent to content moderation and part of our broader Trust and Safety program, fraud prevention has become more critical across all industries with businesses struggling to keep up. Our service offering is focused on promoting ethical conduct, identification verification, and profile validations combating asset misappropriation, managing fraudulent statements and preventing corruption or any other unlawful activity such as account takeovers. We provide effective trust and safety solutions tailored to the needs of our industry verticals, as further detailed in the chart below.

360-Degree Customer Analytics. We offer customer journey analytics services that provide clients with a 360-degree view of the relationships and contacts their customers have across all points of interaction along their journey with the client. We integrate data from various points of interaction customers have with the client across multiple channels into an insightful timeline. We use advanced analytics techniques to analyze millions of events in order to produce predictive interactions for customers. This includes analysis such as journey mapping, speech analytics, automated quality management, predictive recommendations, user experience intelligence, and event-based notifications.

Our Delivery Model

We use an agile global delivery model to provide next-generation digital customer experiences to clients. Substantially all of our delivery locations are connected through a carrier-grade infrastructure backed by cloud technologies, enabling globally distributed and virtualized teams and high resiliency and security. We are unencumbered by legacy infrastructure, which we believe is a competitive advantage. Our agile delivery model enables us to augment or seamlessly redeploy teams across different geographic locations and client accounts. The interconnectedness of our teams and ability to seamlessly shift interactions between physical and digital channels enables us to tailor our delivery strategy to clients’ evolving needs. It also allows us to respond to changes in demand or adapt to idiosyncratic events with agility. For example, during the onset of the COVID-19 pandemic, we were able to quickly adapt to serve our clients from work-from-home or alternate work locations while continuing to meet their quality and security expectations. We also deployed digital solutions like bots, web-chats and emails as customers of our clients migrated to digital channels. The speed and quality with which we are able to respond is in large part due to the agile nature of our global delivery model and the investments we have made in the technology infrastructure to run the delivery network.

We have over 50,000 team members (including 792 team members from Lionbridge AI) who are strategically located in 50 delivery locations in over 20 countries: Austria, Bosnia and Herzegovina, Bulgaria, Canada, China, El Salvador, France, Germany, Guatemala, India, Ireland, Latvia, the Philippines, Poland, Romania, Slovakia, Spain, Switzerland, Turkey and the United States. Our delivery locations, from where our team members serve our clients, are strategically selected based on a number of factors, including access to diverse, skilled talent, proximity to clients and an ability to deliver our services over multiple time zones and in multiple languages. The global reach of our delivery locations enables us to deliver our full suite of solutions across geographies and customize the delivery strategy for our clients according to their evolving needs. We have established a presence in key global markets, which supply us with qualified, cutting-edge technology talent and have been recognized as an employer of choice in many of these markets. We believe that our global and diverse team members have the nuanced cultural knowledge and empathy to deliver all of our services. Within Lionbridge AI, we use a crowdsourcing model, which allows us to access talent that is global, flexible and scales to meet the geographic, demographic or cultural data needs of our clients across different parts of the world.

In Asia-Pacific, we have ten delivery locations. Our talent acquisition in Asia-Pacific benefits from a local emphasis on education creating a highly qualified workforce with extensive language capabilities. In India and the Philippines, for example, we are able to attract skilled team members with expertise in next-generation digital technology with substantial language capabilities. Through our caring culture, we are able to engage and develop these team members which leads to higher tenure and proficiency.

In Central America, we have six delivery locations in close proximity to our large North America client base. Our team members in Central America are drawn from a large population of fluent English and Spanish speakers. In our delivery locations in Central America, we benefit from developed telecom and energy infrastructure. In Guatemala, we benefit from an engaged workforce and regionally competitive labor costs. In El Salvador, we gain access to a young and educated population.

In Europe, we have 30 delivery locations, with a number of these locations being in close proximity to client locations. Our multi-lingual team members are selected from a skilled talent pool in a centrally located geographic location. For example, in Bulgaria, we are able to employ an educated and skilled team; in Romania, there is a large talent pool with digital technology skills; and in Ireland, talent converges from many global origination points, creating a diversified talent pool.

In North America, we have four delivery locations and recruit from a skilled talent pool with geographic proximity to many of our largest clients. Additionally, North America is where the majority of our sales, marketing, operational support and digital services team members work from a virtual office environment, which facilitates collaboration, and in some cases collocation, with our clients. A flexible work environment enables us to attract and retain talent, improve agility, operational efficiency and productivity of our organization, as well as enable robust business continuity planning. Our virtual office environment in North America is now evolving to other geographies around the world, and has been accelerated by our response to the COVID-19 pandemic.

The workspaces in our delivery locations are designed to inspire and promote productivity. We leverage virtual and in-person site visits to both prospective team members and clients to showcase the strength of our engaged workforce and modern delivery locations. We have technology partnerships with Salesforce, Cisco, Upstreamworks, UiPath, Google Cloud and Blue Prism to support our delivery model.

Clients

We work with global and disruptive brands across industry verticals in which exceptional customer experience is critical. Global industry leaders expect long-term partnerships and are focused on digital transformation, while disruptive brands seek agile and culturally aligned partners that can reliably scale operations to support their business and geographical expansion aspirations. We respond to their needs by delivering on our promise of globally scalable customer experience and digital innovation while demonstrating cultural affinity. By engaging them across the design-build-deliver lifecycle, we forge long-term relationships where we are regarded as the partner of choice for their digital transformation journey. As a customer-first organization, we focus on driving global service excellence and sustaining long-term relationships with our clients, often expanding our relationship through multiple lines of business and driving year-over-year revenue growth.

Today, our clients include companies across the following high-growth verticals: Tech and Games, Communications and Media, eCommerce and FinTech, Healthcare and Travel and Hospitality. Some of our clients in these industry verticals are: Epic Games, Google, Uber, TikTok and Zynga in Tech and Games; TELUS and Ooma in Communications and Media; and PayPal, Mastercard and Wix in eCommerce and FinTech. Other clients include Fitbit, TELUS Health, TransUnion and Zara. In 2020, Tech and Games, Communications and Media, and eCommerce and FinTech represented approximately 39.0%, 30.4% and 10.8%, respectively, of our revenue. We have several key client relationships. Our relationship with TELUS, our largest client and controlling shareholder, in particular has been instrumental to our success. TELUS provides significant revenue visibility, stability and growth. In fiscal 2020, revenue from TELUS represented approximately 20% of our revenues. In fiscal 2019 and fiscal 2018, TELUS represented approximately 26% and 24% of our revenue, respectively. In fiscal 2020, revenue from our second largest client, a leading social media company, accounted for approximately 16% of our revenues. In fiscal 2019 and fiscal 2018, Google was our second largest client, accounting for approximately12% and 14% of our revenue, respectively. In 2020, our top ten clients represented approximately 62% of our revenue, as compared to 67% in 2019 and 69% in 2018.

Our clients include some of the leading social networks and search engines, as well as high 2017 to 2020-growth online games, ride sharing and real estate technology companies. These companies place a premium on high-quality brand experience and entrust us to represent their brands because of our quality, differentiated approach to delivering innovative, end-to-end CX solutions and carrier-grade technology infrastructure.

As evidenced by the length, size and diversity of programs from our top ten clients, our focus on service excellence consistently places us in a position to win new business. Our clients assess us against a variety of quality metrics that they define to evaluate the operational performance of their service providers, such as net promoter score, customer satisfaction, likelihood to recommend, and customer effort. We have often exceeded the targets that our clients set for us, which is part of our commitment to delivering superior customer experiences.

Sales

We have a robust sales strategy focused on profitably increasing revenues from existing clients and generating sales from new clients within our targeted verticals. Our holistic sales approach involves our “hunters”, “farmers”, client relationship managers, sales engineers, digital experts, digital services solutions teams and senior leaders. We run a highly coordinated sales and marketing organization that comprises strategy, solution design and bid management, marketing, lead generation, sales and account teams. We organize and track our sales and marketing activity by our industry verticals: Tech and Games, Communications and Media, eCommerce and FinTech, Healthcare and Travel and Hospitality. Our industry vertical-focused approach enables us to scale at speed and provide comprehensive solutions. We currently have approximately 200 team members in our sales, sales support, customer relationship management, and marketing teams located across our four geographic regions. As a client-centric organization, every one of our over 50,000 team members (including 792 team members from Lionbridge AI) team members is part of our sales effort by either directly leading our sales pursuits or by supporting sales activities. This mindset demonstrates our intense focus on exceptional service for our clients.

We have well-defined criteria for targeting sales opportunities with new and existing clients. Our target clients are companies that are looking to strengthen and maintain their brands based on innovation, quality and a customer-centric approach, companies whose values are similar to ours and companies that prioritize digital disruption and automation. Prospects are typically disruptive players in technology-focused sectors where buyer preference aligns with our core strengths. For new clients, this criteria includes: potential for significant scale; unique needs not easily solved by traditional outsourcing; accelerated decision making; the need for a provider to help lead it through its digital transformation; interesting and engaging opportunities for our team members; and targeted geographic clusters. For existing clients, we target additional growth opportunities by assigning dedicated senior relationship owners, investing in research and solutions and leveraging marketing support for our strategic and growth clients. We do this by developing deep relationships with several key decision makers at each of our clients, including customer experience officers and other senior members responsible for CX. These connections provide invaluable insight into our clients’ needs.

Our overall market and account-specific strategies help guide our lead generation efforts. We market our services to both existing and potential clients through our business development team and our customer relationship managers. Our sales governance process is established to provide thorough oversight over every deal by the core elements of our business, including operations, sales, finance, human relations and other relevant functions to achieve the right coordination across the business.

We actively and routinely evaluate the performance of our sales team against established quotas and by tracking total contract value and current in-year revenue of our “sales funnel”. These potential revenues are probability-weighted, organized by vertical and separated into four stages, each representing varying degrees of likelihood that potential service contracts will be converted to sales. We have rigorous management and reporting procedures focused on maintaining the accuracy, integrity and quality of our sales funnel. Our teams bring years of industry-specific expertise to sales engagements and they understand the unique requirements and challenges of our disruptive technology clients and how to build a relationship that can scale and adapt with their changing needs.

We have a disciplined proposal management process that has been designed to deliver an accurate assessment of the opportunities we identify. Throughout the process, we carefully evaluate opportunities not only for projected profitability, but also for cultural alignment. Once an opportunity has been identified, our proposal management process starts with opportunity evaluation by working closely with the sales and CRM teams. This is followed by solution design which includes design and pricing input from various teams, including senior leaders, strategists, human resources, workforce management and IT. After this stage, pricing is generated by thoroughly reviewing various pricing components, followed by a systematic and documented proposal governance process that includes credit approval and legal, regulatory and tax reviews. Finally, a proposal is drafted and the proposed solution and deal structure are reviewed by senior leaders. Once approved, the final step involves creation of sales contracts and other legal documents based on the approved proposal.

Existing Clients. We strive to deeply entrench ourselves with our clients, adding value and delivering exceptional performance over time, which enables us to grow with them into the future. In our initial engagement with a client, which usually relates to a program in one or two lines of business, we seek to achieve operational excellence, after which we aim to expand the scope of our engagement into multiple lines of business, service offerings and geographies, and become more embedded in our clients’ businesses. We then benefit from being better positioned to help our clients identify new partnership opportunities.

We are increasingly using a co-innovation model through which we seek to continuously improve and innovate our solutions together with our clients in a manner tailored to their requirements. We use the experience and knowledge we gain from each service we provide to a client to learn about its business and processes to identify additional opportunities for value creation and service delivery. We build strong relationships with our clients’ key senior executives involved in designing and implementing the customer experience and digital journey. We use these connections to ensure client service levels are maintained, share technology and industry developments, and to seek out new, high complexity, profitable opportunities with high-quality delivery.

New Clients. We seek to create relationships with new clients that see CX/DX as a brand differentiator and value our solutions and services. Our sales and engineering teams are trained to seek out deals and opportunities within their business divisions by continuously identifying trends. We use our delivery locations to refine our capabilities, discover and analyze the latest technology trends and leverage horizontal capabilities across industry verticals. Opportunities are identified in both traditional and digitally focused areas of the Company. Once potential clients are identified, we seek to engage with the management and IT personnel of the prospective client, by assigning a team of specialists, solutions and sales and engineering teams who work in a structured and disciplined way to design and propose offerings. Our framework enables us to gain a thorough understanding of the prospective client’s business model along with their technology architecture and infrastructure to arrive at bespoke and holistic solutions that span design, build and deliver.

We also acquire new clients outside of our traditional framework. We have gained, and expect to continue to gain, new clients through referenceable relationships and through acquisitions. Client lists and prospects gained through acquisitions are reviewed to identify revenue expansion opportunities due to our geographic coverage, language capabilities and cross-selling potential. In our experience, our existing clients often provide references based upon our track record of excellent performance, which has led to new sales. Furthermore, we gain new clients as the decision makers from existing clients move to new companies. We believe the deep and strong relationships we build with these decision makers are enduring and often lead to opportunities at their new companies.

Our approach to client engagement has enabled us to steadily grow our client base and build long-term relationships, which we have leveraged to expand revenue from our clients over time. We have experienced steady growth in our client base, consistently gaining new clients annually.

Marketing

We believe we have a unique brand appeal that is recognized and appreciated globally. We seek to be the provider of choice for global brands who value premium CX/DX and we are widely recognized for our caring culture. We focus on driving demand and brand awareness through a combination of thought leadership content on the overall industry and vertical and horizontal solutions, digital/web marketing, industry recognition in the form of awards and rankings and customer events, which appeal to both clients and team members.

Thought Leadership. We leverage our content to enhance awareness of our brand and expertise and have partnered with industry experts, such as SuperData, and analyst research firms, such as IDC, Frost & Sullivan, and Everest Group, to create white papers. We continue to research emerging CX and DX trends, challenges, and focus areas in the industries we serve and periodically publish our findings through blog articles and brochures. We also use these findings to serve our clients with thought leadership to identify opportunities for growth and innovation.

Digital Marketing. Our strong digital media presence and engagement through our website and social media presence drive lead generation, brand awareness and sales each year. Through the launch of TELUS International Studios, a dedicated podcast channel, we share CX/DX success and insights by partnering with leading brands and industry experts. Our global marketing teams leverage state-of-the-art marketing automation tools to capture and nurture leads from across channels and integrate them with our global sales operations. Our ability to amplify our content through various search engine optimization and management initiatives, including digital ad campaigns, has helped drive an increase in web traffic, which enables prospective clients to more easily find us.

Recognition. We have earned numerous industry recognition and awards by participating in industry evaluation reports conducted by research firms such as Gartner, Everest Group, Frost & Sullivan, NelsonHall, IDC MarketScape and HfS Research. Recent awards include Everest Group’s CXM Services PEAK Matrix 2020—Leader & Star Performer, which we earned for the second consecutive year. We are frequently recognized by various global and regional professional bodies as a desirable place to work among top employers globally for our engaging culture and our commitment to corporate social responsibility. We leverage this recognition to showcase the strength and success of our abilities to clients who seek industry-leading digital transformation partners.

Public Relations. Our marketing strategy includes brand positioning through targeted news coverage in business publications such as Inc. and CEO Today. We also manage a structured pipeline of upcoming press releases covering analyst relations, business updates and management and team member updates.

Competition

The sectors in which we compete are global, fragmented, and rapidly evolving. We face competition primarily from:

•	in-house technology and customer experience management teams;

•	digital transformation services providers such as Endava, EPAM and Globant;

•	globally diversified IT and BPO service providers such as Accenture, Cognizant, Genpact and WNS;

•	customer experience providers such as 24-7 Intouch, TaskUs, Teleperformance S.A. and Webhelp; and

•	with our acquisition of Lionbridge AI, data annotation providers such as Appen.

We believe that the main competitive factors in our business include digital capabilities, comprehensiveness of offerings, vertical and process expertise, global delivery capabilities, team member engagement and retention, reputation, track record and financial stability. We believe that we compete favorably with respect to each of these factors.

Corporate Social Responsibility

At TELUS International, corporate social responsibility (“CSR”) and giving back to the communities in which we operate is an integral part of our culture, and we believe a key factor in the success of our company. We believe that the focus of operating as a socially responsible company serves to motivate and deepen the engagement of our team members, builds stronger relationships with our clients and team members and positively impacts the communities in which we operate.

We understand the relationship between the success of our Company and the well-being of the communities in which we live, work and raise our families. Many of our team members and clients take great pride in bringing meaningful change to their own communities. Our “TELUS Days of Giving” are annual volunteer events that unite thousands of our global team members around a common cause. Since 2007, TELUS International team members have volunteered their time to projects that have impacted the lives of nearly 150,000 people across the globe. These projects have helped support a wide range of causes such as education, healthcare, housing, the environment, children’s safety, community development, employment, entrepreneurship, diversity and inclusion in several countries, including Bulgaria, El Salvador, Guatemala, India, Ireland, the Philippines, Romania and the United States. We are dedicated to creating ongoing, lasting partnerships with both our CSR partners and clients, who share our sense of social purpose. Some examples of our initiatives include:

Community Boards. We encourage our team members across the globe to stay active in their communities, including through our TELUS International Community Boards in the Philippines, Guatemala, El Salvador, Bulgaria and Romania. Since 2011, our Community Boards have distributed approximately $3.0 million to local charities. Community Boards bring together local community leaders, as well as our own local tenured team leaders, to support multiple grassroots charities in communities that may otherwise lack access to the resources they need to accomplish their social missions.

Gawad Kalinga Community Development Foundation. During our long-term partnership with Gawad Kalinga Community Development Foundation in the Philippines, we have created two new villages and built hundreds of homes for some of the nation’s poorest families. Our team members routinely continue to volunteer at these villages teaching life skills, tutoring children and empowering previously unhoused people in their lives.

HOPE (Helping Our People through Education). HOPE is an eight- to ten-month program that teaches English and various job skills to students in Central America; upon completion, they are provided with an opportunity to secure long-term employment at TELUS International, with the goal of enabling them to support themselves and their families.

The “Give” After-School Program. For eleven years, TELUS International volunteers in El Salvador have been actively involved in improving the education of young children. In partnership with Glasswing International, TELUS International volunteers lead after-school programs, sharing their skills in arts, sports and academics.

Team Member Affinity Groups. We support affinity groups for our team members. Spectrum, our resource group for lesbian, gay, bisexual, transgender, two-spirited, queer and allied team members, helps create a more diverse and inclusive work environment at TELUS International through social activism, education and community events. Connections is a women’s network at TELUS International that seeks to create an inclusive community and connect women in the Company through mentorship, speaker events, panels, workshops and other career development opportunities.

Our prioritization of CSR is intended to provide all TELUS International stakeholders with a shared sense of social purpose. Many of our clients join us to take part in our TELUS Day of Giving events around the globe each year, enabling us to work hand-in-hand with them to make a difference in improving the lives of children, enhancing education and alleviating extreme poverty. It is this kind of partnership that we aspire to create and that we believe is important to our current and future success.

Intellectual Property

We rely on a combination of copyright, trademark, service mark and trade secret laws in North America, Europe, and various countries in Asia-Pacific and Central America, along with contractual restrictions, monitoring programs and service providers, to establish and protect our intellectual property and proprietary rights. We also license third-party software, open source software and other technologies that are used in the provision of or incorporated into some elements of our services. Many parts of our business are reliant on proprietary technology and/or licensed technology, including open source software. See “Item 3D—Risk Factors—Risks Related to Our Business—We rely upon third-party providers of “cloud” computing services to operate certain aspects of our services and any disruption of or interference with our use of these cloud providers or increase in cost of their services could adversely impact our business, financial performance, financial condition and cash flows”. We have also entered into a trademark licensing agreement with TELUS that allows us to use the “TELUS” brand in our business. See “Item 7B—Related Party Transactions—Our Relationship with TELUS—Trademark License Agreement” for a description of this agreement. Pursuant to the terms of that agreement we support TELUS in registering, monitoring, opposing and taking appropriate steps to protect TELUS and TELUS International’s right to use the TELUS brand wherever we operate.

We control access to and use of our proprietary technology and other confidential information through the use of internal and external controls, policies and contractual protections with team members, contractors and clients. We control and monitor access to our software, documentation, proprietary technology and other confidential information and confirm ownership of our intellectual property wherever appropriate. Our policy is to require all team members and independent contractors to assign to us any inventions, trade secrets, works of authorship, developments, processes and other intellectual property generated by them on our behalf. In the case of senior team members, we place these obligations in employment agreements. We also require all team members to agree to protect our confidential information and provide annual training reminding them of the importance of these obligations. In addition, the service agreements we enter into with our clients include protections of our intellectual property rights and include appropriate confidentiality provisions.

See “Item 3D—Risk Factors—Risks Related to Our Business—Our business could be materially and adversely affected if we do not protect our intellectual property or if our services are found to infringe on the intellectual property of others” for a more comprehensive description of risks related to our intellectual property, proprietary rights and agreements with third parties.

Regulation

We are subject to a number of national, state, provincial and local laws and regulations in Canada, the United States and in each of the countries where we provide our services and where we operate our delivery locations. These laws and regulations cover a wide range of areas including anti-corruption, internal and disclosure control obligations, data privacy and protection, wage-and-hour standards, employment and labor relations, trade protections and restrictions, import and export control, tariffs, taxation, sanctions, data and transaction processing security, payment card industry data security standards, records management, user-generated content hosted on websites we operate, privacy practices, data residency, corporate governance, anti-trust and competition, team member and third-party complaints, telemarketing regulations, telephone consumer regulations, government affairs and other regulatory requirements affecting trade and investment. Some of the laws and regulations to which we are subject, and the interpretations of those laws and regulations, are still evolving and being tested in courts and could be applied or interpreted in unanticipated ways that could harm our business. See “Item 3D—Risk Factors—Risks Related to Our Business—We and our clients are subject to laws and regulations globally, which increases the difficulty of compliance and may involve significant costs and risks. Any failure to comply with applicable legal and regulatory requirements could have a material adverse effect on our business, financial performance, financial condition and cash flows”.

The terms of our service contracts typically require that we comply with applicable laws and regulations in the jurisdictions in which we provide the services or in the jurisdictions where our clients are located. In certain cases, we are contractually required to comply with laws and regulations that apply to our clients, but not to us, and sometimes our clients require us to take specific steps intended to make it easier for them to comply with their applicable laws. In certain of our service contracts, our clients undertake to inform us about laws and regulations that may apply to us in jurisdictions in which they are located.

Labor and Employment. We are subject to laws and regulations governing our relationships with our team members in all countries where our team members reside. These laws and regulations include wage and hour requirements, work and safety conditions, benefits, citizenship requirements, work permits and travel restrictions.

Data Protection. We are typically required to process, and sometimes collect and/or store sensitive data of our clients and their customers, including, but not limited to, personal data regulated by the GDPR in the European Union, The Personal Information Protection and Electronic Documents Act and equivalent provincial statutes in Canada, the California Consumer Privacy Act and the California Invasion of Privacy Act in California, the Personal Data Protection Bill of 2018 in India, the Data Privacy Act of 2012 in the Philippines, and similar laws and regulations in each of the countries in which we operate and where we provide services. This data may include personally identifiable information such as names, addresses, social security numbers, personal health information, credit card account numbers, checking and savings account numbers and payment history records, such as account closures and returned checks. In addition, we collect and store data regarding our team members. The laws and regulations we are subject to impose various data protection requirements and other industry-specific regulations. The GDPR, for example, imposes privacy and data security compliance obligations and penalties for noncompliance. In particular, the GDPR has introduced numerous privacy-related changes for companies operating within and outside the European Union, including greater control for, and rights granted to, data subjects, increased data portability for European Union consumers, data breach notification requirements, restrictions on automated decision-making and increased fines. Additionally, foreign governments outside of the European Union are also taking steps to fortify their data privacy laws and regulations. For example, Brazil, India, the Philippines, certain countries in Central America and Asia and certain U.S. states where we operate and in some of the other countries where our client’s customers reside have implemented or are considering GDPR-like data protection laws which could impact our engagements with clients (existing and potential), vendors and team members in those countries. We actively monitor data and privacy regulations in the countries in which we operate and in the countries where our clients’ customers reside to ensure we develop policies and processes responsive to new regulations. See “Item 3D—Risk Factors—Risks Related to Our Business—The unauthorized disclosure of sensitive or confidential client and customer data could expose us to protracted and costly litigation, damage our reputation and cause us to lose clients”.

Consumer Protection. As many of the services we provide involve our team engaging directly with the customers of our clients in a wide variety of interactions, we are subject to consumer protection laws and regulations related to these interactions in Canada, the United States and in the other countries in which we operate, including those related to telemarketing services, debt collection, credit reporting, healthcare-related data and in some cases the removal of prescribed content from social media sites.

Taxation. Several of our facilities, primarily located in the Philippines and India, benefit from tax incentives designed to encourage foreign investment. In the Philippines, these incentives are administered by the Philippine Economic Zone Authority (“PEZA”) and initially provide a four-year tax holiday for each PEZA registered location, followed by a preferential tax rate of 5% of gross profit. The proposed CREATE Act awaiting signature into law grandfathers existing incentives but limits the 5% tax on gross profit period to 10 years. CREATE establishes a new incentive program with similar benefits including an income tax holiday period followed by either the 5% preferential tax on gross profit or the proposed regular corporate tax rate of 25% but with enhanced tax deductions. Certain of our delivery locations in India, which were established in Special Economic Zones, are eligible for tax incentives until 2024. These delivery locations were eligible for a 100% income tax exemption for the first five years of operation and a 50% exemption for a period of up to 10 years thereafter if certain conditions are met. Additionally, our operations in El Salvador benefit from a favorable tax exemption. See “Item 3D Risk Factors—Risks Related to Our Business—Our financial condition could be negatively affected if countries reduce or withdraw tax benefits and other incentives currently provided to companies within our industry or if we are no longer eligible for these benefits”, “Item 3D—Risk Factors—Risks Related to Our Business—Our business may not develop in ways that we currently anticipate and demand for our services may be reduced due to negative reaction to offshore / nearshore outsourcing or automation from the public”, “Item 3D—Risk Factors—Risks Related to Our Business—Tax legislation and the results of actions by taxing authorities may have an adverse effect on our operations and our overall tax rate”, “Item 3D—Risk Factors—Risks Related to Our Business—Certain income of our non-Canadian subsidiaries may be taxable in Canada, and if the Canadian tax authorities were to successfully dispute the quantum of such income, our tax expense and tax liability may increase”, “Item 3D—Risk Factors—Risks Related to Our Subordinate Voting Shares—There could be adverse tax consequence for our shareholders in the United States if we are a passive foreign investment company”.

C.	Organizational Structure

TELUS is our controlling shareholder. See “Item 7A—Major Shareholders”. As at December 31, 2020, we have the following “significant subsidiaries”, as such term is defined in Rule 1-02 of Regulation S-X under the Securities Act, all of which are directly or indirectly wholly-owned:

•	TELUS International Philippines, Inc. (Philippines)

•	Transactel (Barbados), Inc. (Barbados), continued into Transactel (2020) Limited (Malta) in July 2020 and was renamed to Transactel International Services Limited

•	Xavient Digital LLC (Delaware)

•	TELUS International Holding (U.S.A.) Corp (Delaware)

•	CCC Erste Beteiligungs GmbH (Germany)

D.	Property, Plant And Equipment

At December 31, 2020, we had 50 delivery locations in over 20 countries. We also have two corporate offices located in Toronto and Vancouver. All of our facilities are leased, with a total leased area of approximately 350,000 square meters (approximately 3,767,000 square feet).

ITEM 4A   UNRESOLVED STAFF COMMENTS

None.

ITEM 5  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

Overview

We are a leading digital customer experience innovator that designs, builds and delivers next-generation solutions for global and disruptive brands. Our services support the full lifecycle of our clients’ digital transformation journeys and enable them to more quickly embrace next-generation digital technologies to deliver better business outcomes. We work with our clients to shape their digital vision and strategies, design scalable processes and identify opportunities for innovation and growth. We bring to bear expertise in advanced technologies and processes, as well as a deep understanding of the challenges faced by all of our clients, including some of the largest global brands, when engaging with their customers. Over the last 16 years, we have built comprehensive, end-to-end capabilities with a mix of industry and digital technology expertise to support our clients in their customer experience and digital enablement transformations.

TELUS International was born out of an intense focus on customer service excellence, continuous improvement and a values-driven culture under the ownership of TELUS Corporation, a leading communications and information technology company in Canada. Since our founding, we have made a number of significant organic investments and acquisitions, with the goal of better serving our growing portfolio of global clients. We have expanded our agile delivery model to access highly qualified talent in multiple geographies, including Asia-Pacific, Central America, Europe and North America, and developed a broader set of complex, digital-centric capabilities.

We believe our ability to help clients realize better business outcomes begins with the talented team members we dedicate to supporting our clients because customer experience delivered by empathetic, highly skilled and engaged teams is key to providing a high-quality brand experience. We have a unique and differentiated culture that places people and a shared set of values at the forefront of everything we do. Over the past decade, we have made a series of investments in our people predicated upon the core philosophy that our “caring culture” drives sustainable team member engagement, retention and customer satisfaction.

We have expanded our focus across multiple industry verticals, targeting clients who believe exceptional customer experience is critical to their success. Higher growth technology companies, in particular, have embraced our service offerings and quickly become our largest and most important industry vertical. Today, we are a leading digital customer experience (“CX”) innovator that designs, builds and delivers next-generation solutions for global and disruptive brands. We believe we have a category-defining value proposition with a unique approach to combining both digital transformation and CX capabilities.

We have built comprehensive, end-to-end capabilities with a mix of industry and digital technology expertise to support our clients in their customer experience and digital enablement journeys. Our services support the full scope of our clients’ digital transformations and enable clients to more quickly embrace next-generation digital technologies to deliver better business outcomes. We provide strategy and innovation, next-generation technology and IT services, and CX process and delivery solutions to fuel our clients’ growth. Our highly skilled and empathetic team members together with our deep expertise in customer experience processes, next-generation technologies and expertise within our industry verticals is core to our success. We combine these with our ability to discover, analyze and innovate with new digital technologies in our digital centers of excellence to continuously evolve and expand our solutions and services.

We have built an agile delivery model with global scale to support next-generation, digitally-led customer experiences. Substantially all of our delivery locations are connected through a carrier-grade infrastructure backed by cloud technologies, enabling globally distributed and virtualized teams. The interconnectedness of our teams and ability to seamlessly shift interactions between physical and digital channels enables us to tailor our delivery strategy to clients’ evolving needs. We have over 50,000 team members (including 792 team members from Lionbridge AI) located in 50 delivery locations across over 20 countries. Our delivery locations are strategically selected based on a number of factors, including access to diverse, skilled talent, proximity to clients and ability to deliver our services over multiple time zones and in multiple languages. We have established a presence in key global markets, which supply us with qualified, cutting-edge technology talent and have been recognized as an employer of choice in many of these markets.

Today, our clients include companies across high-growth verticals, including Tech and Games, Communications and Media, eCommerce and FinTech, Healthcare and Travel and Hospitality. Our relationship with TELUS, our largest client and controlling shareholder, has been instrumental to our success. TELUS provides significant revenue visibility, stability and growth, as well as strategic partnership with respect to co-innovation within our Communications and Media industry vertical. We have renewed our TELUS MSA, which provides for a term of ten years beginning in January 2021 and a minimum annual spend of $200.0 million, subject to adjustment in accordance with its terms. For more information, see “Item 7B—Related Party Transactions—Our Relationship with TELUS—Master Services Agreement”.

Revenue

We earn revenues pursuant to contracts with our clients that generally take the form of a master services agreement, or other service contracts. MSAs, which are framework agreements with terms generally ranging from three to five years, with the vast majority having a term of three years, are supplemented by statements of work (“SOWs”) that identify the specific services to be provided and the related pricing for each service. There are a number of factors that impact the pricing of the services identified in each SOW or service contract, including, but not limited to, the nature and scope of services being provided, service levels and, under certain of our MSAs, we are able to share the inflation and foreign exchange risk arising from currency fluctuations. The substantial majority of our revenue is earned pursuant to MSAs or service contracts that are engagements based on per-productive-hour or per-transaction billing models. Many of our contracts, other than with TELUS, do not commit our clients to a minimum annual spend or to specific volumes of services. Although the contracts we enter into with our clients provide for terms that range from three to five years, the arrangements may be terminated by our clients for convenience with limited notice and without payment of a penalty or termination fee. Additionally, our clients may also delay, postpone, cancel or remove certain of the services we provide without canceling the whole contract. A number of our service contracts provide for high or unlimited liability for the benefit of our clients related to damages resulting from breaches of privacy or data security in connection with provision of our services. Our contracts require us to comply with, or facilitate, our clients’ compliance with anti-corruption, internal and disclosure control obligations, data privacy and protection, wage-and-hour standards, and employment and labor relations. Many of our contracts contain provisions that would require us to pay penalties to our clients and/or provide our clients with the right to terminate the contract if we do not meet pre-agreed service level requirements.

From period to period, the fluctuation in our revenue is primarily a function of changes in service volumes from existing SOWs, new SOWs with existing clients, MSAs signed with new clients, and the impact of foreign exchange on non-U.S. dollar-denominated contracts.

In each of 2020, 2019 and 2018, TELUS, our largest client and Google, our second largest client in those periods, accounted for more than 10% of our revenues. TELUS represented approximately 20%, 26%, and 24% of our revenue in 2020, 2019 and 2018, respectively. Our second largest client, which was a leading social media company in 2020 and Google in years prior, accounted for approximately 16%, 12%, and 14% of our revenue in 2020, 2019 and 2018, respectively. In addition, Google is the largest client of Lionbridge AI, the data annotation business we acquired on December 31, 2020. Google accounted for 65% of Lionbridge AI’s revenue in the year ended December 31, 2019.

The TELUS MSA provided for a minimum annual volume of services, which was C$175.0 million in 2020, subject to certain adjustments or credits. The actual volume of services provided to TELUS since the inception of the MSA has exceeded the minimum annual volume each year, with our revenue for 2020 exceeding the minimum volume by more than 30%, and representing growth of 15.9% compared to our revenue for 2019. We have renewed the TELUS MSA, which now provides for a term of ten years beginning in January 2021 and will provide for minimum annual volume of services of US$200.0 million, subject to adjustment in accordance with its terms. For more information regarding the TELUS MSA, see “Item 7B—Related Party Transactions—Our Relationship with TELUS—Master Services Agreement”.

The table below sets forth the percentage of our revenues derived from our largest clients.

	Years Ended December 31
	2020	2019	2018
Top 5 clients	52%	55%	55%
Top 10 clients	62%	67%	69%
Top 15 clients	68%	75%	78%
Top 20 clients	73%	80%	83%

We deliver tailored solutions to a variety of industry verticals.

The following table sets forth our revenues from our top five industry verticals and other industries based on a percentage of revenue for the periods presented:

	Years Ended December 31
	2020	2019	2018
	(in millions)
Revenue by Industry Vertical
Tech and Games	$617.4	$321.4	$270.0
Communications and Media	480.7	390.2	317.0
eCommerce and FinTech	170.6	107.5	91.3
Travel and Hospitality	53.6	40.0	22.2
Healthcare	35.9	42.9	39.3
Other(1)	223.4	117.6	94.8
Total	$1,581.6	$1,019.6	$834.6

(1)	Includes among others, retail and other financial services; none of the verticals included in this category are individually more than 3% of revenue.

From 2018 to 2020, as our revenue has grown, our revenue in each of the aforementioned industry verticals has increased commensurately. Tech and Games has increased at a cumulative annual growth rate of 51% over the last two years due to the acquisition of certain clients through CCC, including our second largest client, as well as the expansion of services offered to our existing client base, including Google. Our Communications and Media vertical has grown at a cumulative annual growth rate of 23% from 2018 to 2020 as a result of clients acquired through the Xavient acquisition and through continued enablement of our largest client and controlling shareholder, TELUS. Our eCommerce and FinTech vertical has grown at a cumulative annual growth rate of 37% from 2018 to 2020 as a result of an increase in volumes with acquired clients including mobile payments and website development clients. We experienced significant growth in all other verticals, except Healthcare, which declined slightly from 2018 to 2020.

We serve our clients, who are primarily domiciled in the United States, Canada and Europe, from multiple delivery locations across four geographic regions. The table below presents the revenue generated in each geographic region, based on delivery location, for the periods presented.

	Years Ended December 31
	2020	2019	2018
	(in millions)
Geographic Region
Europe	$635.6	$220.6	$200.5
North America	346.4	260.6	193.0
Asia-Pacific	336.9	328.6	268.3
Central America	262.7	209.8	172.8
Total	$1,581.6	$1,019.6	$834.6

The number of team members, excluding LAI, by delivery location is as follows:

	Years Ended December 31
Team Members by Geographic Region	2020	2019	2018
Asia-Pacific(1)	19,823	19,238	16,071
Europe(2)	14,761	6,449	5,839
Central America(3)	12,201	9,923	7,688
North America(4)	3,041	2,492	2,685
Total	49,826	38,102	32,283

(1)	Comprises Philippines, India, China and Turkey.

(2)	Comprises Austria, Bulgaria, Bosnia and Herzegovina, Germany, Ireland, Latvia, France, Poland, Romania, Slovakia, Spain, Switzerland and United Kingdom.

(3)	Comprises El Salvador and Guatemala.

(4)	Comprises Canada and the United States.

The table below presents the revenue based on the location of our clients’ headquarters for the year ended December 31, 2020.

Location of Client Headquarters	Percentage of Service Revenue
North America	87.1%
Europe	7.9%
Asia	5.0%

We deliver a variety of services to a diverse set of clients active in various verticals from our delivery locations around the world. However, these services are marketed, sold and delivered to clients in an integrated manner in order to provide a unified, seamless sales and delivery experience. Our chief operating decision maker reviews financial information presented on a consolidated basis for the purposes of evaluating financial performance and making resource allocation decisions. Accordingly, we report our results and manage our business as a single operating and reporting segment. See our consolidated financial statements for further information on our operating segment.

Business Acquisitions

We continue to enhance our service offerings and delivery platform through both organic growth and strategic acquisitions that support our strategy to design, build and deliver customized solutions for our clients. We typically account for these acquisitions as business combinations and record the assets and liabilities acquired at fair value. Our results are impacted by the effects of purchase accounting, which typically includes the recognition of material intangible assets which result in costs related to amortization expense, respectively, in future periods. Our results are also impacted by additional interest expense when an acquisition is financed with incremental borrowings. As a result of our acquisitions, and the impacts described above, our results year-over-year may not be comparable.

In February 2018, we acquired a controlling interest in Xavient, a next-generation digital IT consulting company with expertise in artificial intelligence-powered digital transformation services, user interface (“UI”) and user experience (“UX”) design, open source platform services, cloud, IoT, big data and other IT lifecycle services, and we acquired the remaining interest in April 2020, for total cash and share consideration of $202.4 million, including our Class D common shares, which were valued at $15.0 million. The common shares issued in connection with the acquisition of Xavient were converted into subordinate voting shares upon our initial public offering. The investment enhanced our ability to provide complex and higher value digital IT and software services.

In January 2020, we acquired 100% of CCC, a leading provider of higher-value-added business services with a focus on trust and safety, including content moderation, for cash consideration of $873.0 million. The investment was made with a view to enhancing our service offerings and strategic relationships and building a strong presence in Europe.

In April 2020, we acquired MITS, a leading provider of managed IT services in Canada, offering a mix of cloud technologies, IT sourcing and managed hosting, from TELUS in exchange for share consideration with a value of $48.8 million. This investment was made with a view to enhancing our managed digital services portfolio.

On December 31, 2020, we completed the acquisition of Lionbridge AI, the data annotation business of Lionbridge Technologies, Inc., pursuant to the terms of a stock purchase agreement, dated November 6, 2020 for cash consideration of $939.5 million, subject to post-closing adjustments. The acquisition remains subject to review by CFIUS. For more information, see “Item 4B—Business Overview—Lionbridge AI”. Lionbridge AI is a market-leading global provider of crowd-based training data through various service offerings and the use of a proprietary annotation solution used in the development of artificial intelligence (AI) algorithms to power machine learning. TELUS International acquired Lionbridge AI to further enhance its digital solutions service offerings.

Results of Operations

	Years Ended December 31
	2020	2019	2018
	($ in millions, except per share amounts)
Revenue
Revenues arising from contracts with customers	$1,581.6	$1,019.6	$834.6
Operating Expenses
Goods and services purchased	299.0	182.9	174.9
Employee benefits expense	979.5	630.4	522.5
Depreciation	99.4	73.1	31.3
Amortization of intangible assets	82.8	19.1	18.2
	1,460.7	905.5	746.9
Operating Income	120.9	114.1	87.7
Changes in business combination-related provisions	(73.5)	(14.6)	(12.6)
Interest expense	45.4	36.3	23.2
Foreign exchange	(1.5)	(2.6)	8.1
Income before Income Taxes	150.5	95.0	69.0
Income taxes	47.6	26.0	21.9
Net Income	$102.9	$69.0	$47.1
Earnings per Share
Basic Earnings per Share	$0.46	$0.36	$0.25
Diluted Earnings per Share	$0.46	$0.36	$0.25
Other Data(1)
TI Adjusted Net Income	$160.0	$82.4	$65.4
TI Adjusted Basic Earnings per Share	$0.71	$0.43	$0.35
TI Adjusted Diluted Earnings per Share	$0.71	$0.43	$0.35
TI Adjusted EBITDA	$391.2	$225.6	$146.7
Cash provided by operating activities	$263.0	$141.6	$93.5
TI Free Cash Flow	$189.3	$78.8	$43.0
Gross Profit Margin	31.8%	33.2%	32.4%
TI Adjusted Gross Profit Margin (%)	43.3%	42.3%	38.3%

(1)	For a reconciliation of each of the foregoing non-GAAP measures to the respective most directly comparable GAAP measures for the periods presented, see “—Non-GAAP Measures”.

Revenue

Revenues are derived primarily from providing digital and customer experience solutions and services to our clients. Revenues consist largely of per-productive-hour or per-transaction billing models and reimbursable expenses, which primarily include travel and entertainment costs that are chargeable to clients. We recognize revenues for each accounting period based on services provided in that period.

Comparison of Years Ended December 31, 2020 and 2019. Revenue increased $562.0 million, or 55.1%, to $1,581.6 million for the year ended December 31, 2020. This is largely due to the acquisitions of CCC and MITS, which contributed an incremental $472.3 million or 46.3% growth to our revenue when compared to the prior year. Excluding the incremental revenue generated from the acquisitions, revenue from our clients, other than TELUS Corporation, increased $51.8 million over the comparative year, due to a combination of new client acquisitions and growth in existing clients driven by our clients’ adoption and integration of digital technologies and growth in demand for our client’s services, particularly in the Tech and Games vertical. We also experienced growth in revenues from TELUS Corporation, excluding the impact of any acquisitions, of $37.9 million over the comparative year, driven by an increase in services under existing programs as well as new programs launched in 2020. The revenue growth from both TELUS Corporation and our external clients is inclusive of a positive foreign exchange impact of $4.1 million. We are unable to quantify with precision the impact COVID-19 has had on our revenue for the year ended December 31, 2020.

Comparison of Years Ended December 31, 2019 and 2018. Revenue increased $185.0 million, or 22.2%, to $1,019.6 million during 2019. This was due to growth in revenue from our clients, other than TELUS, of $120.5 million, largely as a result of incremental volumes derived from our existing clients as well as the launch of new clients, which generated $31.2 million of revenue. We also experienced growth in revenues from TELUS of $64.5 million over the comparative year, driven by an increase in services under existing programs as well as new programs launched in 2019. The revenue growth from both TELUS and our external clients is inclusive of a negative foreign exchange impact of $11.2 million.

Goods and services purchased

Goods and services purchased include items such as software licensing costs that are required to support our operations, contracted labor costs to supplement our team member base in the digital services portfolio, sales and marketing expenses associated with promoting and selling our services, compliance expenses such as legal and audit fees and business taxes, incremental IT expenditures, bad debt expenses and facility expenses.

On January 1, 2019, we adopted IFRS 16 Leases, using retrospective application with the cumulative effect of the initial application of the new standard recognized at the date of initial application, January 1, 2019. This method of application did not result in the retrospective adjustment of amounts reported for periods prior to January 1, 2019. The adoption of IFRS 16 had the impact of decreasing our goods and services purchased expense as the lease payments are now recognized through depreciation and interest expense, rather than as a component of facilities expense, which is classified as goods and services purchased. In 2018, we recognized goods and services expense of $36.0 million, pertaining to facilities expense. Excluding the impact of IFRS 16, our goods and services purchased expenses have increased as we continue to expand our operations organically and via acquisitions. We expect that these expenses will continue to increase in absolute terms as we continue to expand and grow our revenue base but should remain consistent or decline as a percentage of revenues as economies of scale materialize. Contract labor represents approximately 10% of the total direct labor costs in 2020, compared to 10% in 2019 and 6.8% in 2018.

Comparison of Years Ended December 31, 2020 and 2019. Goods and services purchased increased $116.1 million, or 63.5%, to $299.0 million during the year ended December 31, 2020. A significant portion of the increase is driven by the goods and services purchased expenses attributable to the acquired entities, which contributed an incremental $53.8 million or 25.2% increase to our expenses when compared with the prior year. In addition, $58.7 million of restructuring charges were incurred in connection with transaction acquisition costs pertaining to the acquisition of CCC and LAI as well as incremental costs arising as a result of the COVID-19 pandemic, including costs pertaining to the transportation and accommodation for team members working on site. There was also an $8.0 million increase in contract labor costs pertaining to our digital services portfolio and a one-time $7.0 million charge incurred in connection with provisions for statutory tax receivables.

Comparison of Years Ended December 31, 2019 and 2018. Goods and services purchased increased $8.0 million, or 4.6%, to $182.9 million during 2019. As a percentage of revenue, goods and services purchased declined 3.1%. This was largely due to the adoption of IFRS 16, which reduced goods and services purchased by $44.9 million for 2019. This decrease was partially offset by $6.1 million of restructuring and other charges, largely pertaining to acquisition transaction costs recorded within the period, and a one-time $6.0 million charge incurred in connection with provisions for statutory tax receivables.

Employee benefits expense

The principal components of employee benefits expense include salaries, employee benefits, commissions on new sales and share-based compensation expense for our front line and administrative team members. From 2018 to 2020, employee benefits expense has increased in absolute dollars as a result of the increase in our team member base required to service the growth in revenue but as a percentage of revenue, employee benefits expense has decreased after 2018 due to the change in labor mix associated with our digital services portfolio.

Comparison of Year Ended December 31, 2020 and 2019. Employee benefits expense increased $349.1 million, or 55.4% to $979.5 million for the year ended December 31, 2020, which is consistent with the growth in revenue over the comparative period. Despite the $16.2 million increase in share-based compensation expense driven by the increased share price of the Company, employee benefits expense grew at the same pace as revenue as a result of an increase in contracted labor, as noted in “—Goods and Services Purchased”, which had the impact of reducing employee benefits expense over the same period, as well as other operational efficiencies in employee benefits expense realized in connection with the remote enablement model such as lower shrinkage, lower overtime and lower attrition.

Comparison of Year Ended December 31, 2019 and 2018. Employee benefits expense increased $107.9 million, or 20.7%, to $630.4 million for 2019, which is a function of the growth in the team member base required to service the growth in revenues of 22.2% year-over-year. As a percentage of revenue, employee benefits expense was 0.8% lower than 2018. This was due to a concerted effort by management to effectively manage and scale the salaries and benefits associated with administrative and overhead positions to drive efficiency within the business.

Depreciation and amortization

Depreciation and amortization includes depreciation of property, plant and equipment and right-of-use leased assets as well as amortization expense for software and intangible assets recognized in connection with acquisitions. Depreciation and amortization under the application of IFRS 16 is higher than would have been the case prior to the application of IFRS 16, as discussed in “—Goods and services purchased” above. Given our strategy to continuously enhance our service offerings through organic investment and strategic acquisitions, we expect depreciation and amortization will continue to grow.

Comparison of Years Ended December 31, 2020 and 2019. Depreciation and amortization expense increased $90.0 million, or 97.6%, to $182.2 million for the year ended December 31, 2020, due to an incremental $59.2 million of amortization expense recorded in connection with intangible assets recognized as part of the purchase accounting for the acquisition of CCC. In addition, $22.7 million of depreciation and amortization expenses were recorded in respect of the acquired entities and the remaining $8.1 million increase is attributable to the increase in the depreciable asset base in connection with organic investments in facilities and capital expenditures.

Comparison of Years Ended December 31, 2019 and 2018. Depreciation and amortization expense increased $42.7 million, or 86.3%, to $92.2 million for 2019. This is primarily due to the adoption of IFRS 16, which contributed an incremental $34.9 million of depreciation expense recognized in 2019 on right-of-use assets. In addition, depreciation and amortization expense has increased due to the growth in our depreciable base of assets as a result of capital investment made by we made over the last 12 months.

Changes in Business Combination-related Provisions

Changes in business combination-related provisions reflects non-cash accounting gains recognized on the revaluation or settlement of assets and liabilities during the period.

Comparison of Year Ended December 31, 2020 and 2019. During the year ended December 31, 2020, a $73.5 million gain was recorded on the settlement of the provision for written put options to acquire the remaining controlling interest in Xavient effective April 30, 2020, compared to $14.6 million of estimate adjustment recorded in the year ended December 31, 2019.

Comparison of Year Ended December 31, 2019 and 2018. In 2019, a gain of $12.4 million was recognized, compared to $12.6 million in 2018, on the revaluation of the provision to acquire the remaining non-controlling interests in Xavient and a $2.2 million gain recognized, compared to no gain in 2018, on the exercise of the provision to acquire the remaining non-controlling interest in Voxpro.

Interest Expense

Interest expense includes interest expense on long-term and short-term borrowings, accretion expense recognized on the unwinding of provisions on the balance sheet, and subsequent to January 1, 2019, interest expense recognized in accordance with IFRS 16. Interest expense under the application of IFRS 16 is higher than would have been the case prior to the application of IFRS 16, as discussed above in “—Goods and services purchased”. As we continue to pay down our debt and have settled the significant provisions recognized in connection with the option to acquire the non-controlling interest in Xavient effective April 30, 2020, we expect the non-lease component of interest expense to continue to decrease; however, as we continue to expand our delivery footprint, both organically and through acquisitions, we expect the interest expense recognized in connection with IFRS 16 to continue to increase.

Comparison of Years Ended December 31, 2020 and 2019. Interest expense increased $9.1 million, or 25.1%, to $45.4 million during the year ended December 31, 2020. This was due to an increase in interest expense on long term debt of $12.1 million associated with an increase in the average debt balance outstanding offset by a lower interest rate and an increase of $3.2 million on short-term borrowings, offset in part, by a decrease in accretion expense of $6.5 million due to the settlement of the written put options to acquire the remaining non-controlling interest in Voxpro effective December 1, 2019 and Xavient effective April 30, 2020.

Comparison of Years Ended December 31, 2019 and 2018. Interest expense increased $13.1 million, or 56.5%, to $36.3 million during 2019. This was largely attributable to the application of IFRS 16, which resulted in an incremental $13.2 million of interest expense being recognized on leases.

Foreign Exchange

Foreign exchange is comprised of gains and losses recognized on derivatives designated as held for trading, as well as foreign exchange gains and losses recognized on the revaluation and settlement of non U.S. dollar transactions. Please refer to “Item 11—Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk” for a discussion of our hedging programs.

Comparison of Years Ended December 31, 2020 and 2019. Foreign exchange gain decreased $1.1 million to $1.5 million during the year ended December 31, 2020. This is due to a $6.6 million gain on derivative hedges, offset by a $2.6 million foreign exchange loss recognized on non-U.S. denominated assets and liabilities for our U.S. functional currency subsidiaries due to the appreciation of the Philippine peso year-over-year. Additionally, a $2.5 million loss was recognized in relation to Canadian dollar denominated payables. In comparison, a foreign exchange gain of $2.6 million was recognized in the prior year due to weakening of the Euro against the United States dollar.

Comparison of Years Ended December 31, 2019 and 2018. A foreign exchange gain of $2.6 million was recognized for 2019. This was due to a mark-to-market gain of $0.3 million, recognized on currency derivatives designated as held for trading, as compared to a loss of $0.8 million for 2018, as well as a foreign exchange gain of $2.3 million, recognized as a result of the strengthening of the Philippine peso compared to the U.S. dollar, as compared to a loss of $7.3 million for 2018.

Income tax expense

	Years Ended December 31
	2020	2019	2018
	($ in millions)
Income tax expense	$47.6	$26.0	$21.9
Income taxes computed at applicable statutory rates	24.2%	28.2%	29.4%
Effective tax rate (%)	31.6%	27.3%	31.8%

Comparison of Years Ended December 31, 2020 and 2019. Income tax expense increased by $21.6 million for the year ended December 31, 2020 and the effective tax rate increased from 27.3% in 2019 to 31.6%. The increase in the effective tax rate is primarily due to a decrease in the foreign tax differential due to the impact of the COVID-19 pandemic, an increase in non-tax deductible items, and is partially offset by a decrease in foreign accrual property income due to the impact of the COVID-19 pandemic. The change in income mix amongst the jurisdictions resulted in a lower weighted average statutory income tax rate.

Comparison of Years Ended December 31, 2019 and 2018. Income taxes expense increased by $4.1 million for the year ended December 31, 2019, and the effective tax rate decreased from 31.8% to 27.3%. The decrease in the effective tax rate is primarily due to adjustments recognized in the current period for income tax of prior periods, a decrease in foreign accrual property income and a change in income mix, partially offset by a decrease in the foreign tax differential.

Non-GAAP Measures

We regularly monitor certain non-GAAP measures that are used to evaluate our performance and analyze underlying business performance and trends. We use these measures to establish budgets and operational goals, manage our business and evaluate our performance. We also believe that these measures help investors compare our operating performance with our results in prior periods. These non-GAAP financial measures are provided as supplemental information to the financial measures presented in this Annual Report that are calculated and presented in accordance with GAAP. These non-GAAP measures are not comparable to GAAP and may not be comparable to similarly described non-GAAP measures reported by other companies, including those within our industry. Consequently, our non-GAAP measures should not be evaluated in isolation, but rather, should be considered together with the most directly comparable GAAP measure and our consolidated financial statements for the periods presented. The non-GAAP financial measures we present in this Annual Report should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP.

TI Adjusted Net Income, TI Adjusted Basic Earnings per Share and TI Adjusted Diluted Earnings per Share. We regularly monitor TI Adjusted Net Income, TI Adjusted Basic EPS and TI Adjusted Diluted EPS as they are useful for management and investors to evaluate our operating performance, to better understand our ability to manage operational costs, and to facilitate a period-over-period comparison of our results. We calculate TI Adjusted Net Income by excluding changes in business combination-related provisions, restructuring and other costs, share-based compensation expense, foreign exchange gain/loss and amortization of purchased intangible assets, and the related tax impacts of these adjustments, from net income, the most directly comparable GAAP measure. Changes in business combination-related provisions, share-based compensation expense, foreign exchange gain/loss and amortization of purchased intangible assets are non-cash items and we do not consider these excluded items to be indicative of our operating performance. Restructuring and other costs are largely comprised of business acquisition costs and integration expenses that are not reflective of our ongoing operations. We calculate TI Adjusted Basic EPS by dividing the TI Adjusted Net Income by the basic total weighted average number of common shares outstanding during the period. We calculate TI Adjusted Diluted EPS by dividing TI Adjusted Net Income by the diluted total weighted average number of common shares outstanding during the period. TI Adjusted Diluted EPS is calculated to give effect to share option awards and restricted share units.

	Years Ended December 31
	2020	2019	2018
	($ in millions, except per share amounts)
Net income	$102.9	$69.0	$47.1
Add back (deduct):
Changes in business combination-related provisions(1)	(73.5)	(14.6)	(12.6)
Restructuring and other costs(2)	58.7	6.1	3.7
Share-based compensation expense(3)	29.4	13.2	5.8
Foreign exchange (gain) loss(4)	(1.5)	(2.6)	8.1
Amortization of purchased intangible assets(5)	74.4	14.9	14.7
Tax effect of the adjustments above	(30.4)	(3.6)	(1.4)
TI Adjusted Net Income	160.0	$82.4	$65.4
TI Adjusted Basic Earnings Per Share(6)	$0.71	$0.43	$0.35
TI Adjusted Diluted Earnings Per Share(6)	$0.71	$0.43	$0.35

(1)	Changes in business combination-related provisions is largely comprised of non-cash accounting gains recognized on the revaluation and settlement of provisions for written put option liabilities to acquire the remaining non-controlling interests in our subsidiaries.

(2)	Restructuring and other costs are largely comprised of business acquisition costs and integration expenses, which include goods and services purchased and employee benefit expenses that are not reflective of our ongoing operations. These costs are dependent on a number of factors and are generally inconsistent in amount and frequency, as well as significantly impacted by the timing and size of related acquisitions. Additionally, the size, complexity and volume of past acquisitions, which often drives the magnitude of acquisition-related costs, may not be indicative of the size, complexity and volume of future transactions. These costs are included in our operating results, as set out in the following table:

	Years Ended December 31
	2020	2019	2018
	(in millions)
Goods and services purchased	$55.5	$5.8	$0.6
Employee benefits expense	3.2	0.3	3.1
Restructuring and other costs	$58.7	$6.1	$3.7

(3)	We exclude share-based compensation expense because it does not reflect the corresponding cash outlay in the reporting period, and the changes in the value of the Company may have a significant impact on share-based compensation expense in any given period, which can prevent a comparison of our operating results among the periods.

(4)	We exclude foreign exchange adjustments because it allows for comparison of operating results among the periods, without regard to fluctuations in the foreign exchange rates to which we have exposure and which result in fluctuations that are not reflective of the underlying performance of our business.

(5)	We exclude amortization of purchased intangible assets because this is a non-cash charge and it allows management and investors to evaluate our operating results as if these assets had been developed internally rather than acquired in a business combination. We do not exclude the revenue generated by such purchased intangible assets from our revenues and, as a result, TI Adjusted Net Income includes revenue generated, in part, by such purchased intangible assets.

(6)	The following table presents reconciliations of the denominators of the basic and diluted per share computations.

	Year Ended December 31
	2020	2019	2018
Basic total weighted average number of common shares outstanding	224,156,034	189,681,394	188,693,316
Effect of dilutive securities Share option awards	1,366,938	629,104	401,897
Diluted total weighted average number of common shares outstanding	225,522,972	190,310,498	189,095,213

TI Adjusted EBITDA. We regularly monitor TI Adjusted EBITDA because this is a key measure regularly used by management to evaluate our business performance. As such, we believe it is useful to investors in understanding and evaluating the performance of our business. This measure excludes from net income non-cash items and items that do not reflect the underlying performance of our business and should not, in our opinion, be considered in a valuation metric, or should not be included in an assessment of our ability to service or incur debt. These items were added back for the same reasons described above in TI Adjusted Net Income. TI Adjusted EBITDA should not be considered an alternative to net income in measuring our performance, and it should not be used as an exclusive measure of cash flow. We believe a net income measure that excludes these non-cash items and items that do not reflect the underlying performance of our business is more reflective of underlying business trends and our operational performance and overall business strategy.

	Years Ended December 31
	2020	2019	2018
	($ in millions)
Net income	$102.9	$69.0	$47.1
Add back (deduct):
Changes in business combination-related provisions(1)	(73.5)	(14.6)	(12.6)
Interest expense	45.4	36.3	23.2
Foreign exchange(2)	(1.5)	(2.6)	8.1
Income taxes	47.6	26.0	21.9
Depreciation and amortization	182.2	92.2	49.5
Share-based compensation expense(3)	29.4	13.2	5.8
Restructuring and other costs(4)	58.7	6.1	3.7
TI Adjusted EBITDA	$391.2	$225.6	$146.7

(1)	Changes in business combination-related provisions is largely comprised of non-cash accounting gains recognized on the revaluation and settlement of provisions for written put option liabilities to acquire the remaining non-controlling interests in our subsidiaries.

(2)	We exclude foreign exchange adjustments because we believe such exclusion allows for comparison of our operating results among the periods, without regard to fluctuations in the foreign exchange rates to which we have exposure as these fluctuations are not reflective of the underlying performance of our business.

(3)	We exclude share-based compensation expense because it does not reflect the corresponding cash outlay in the reporting period and the changes in the value of the Company may have a significant impact on share-based compensation expense in any given period, which can prevent a comparison of our operating results among the periods.

(4)	Restructuring and other costs are largely comprised of business acquisition costs and integration expenses, which include goods and services purchases and employee benefit expenses that are not reflective of our ongoing operations. These costs are dependent on a number of factors and are generally inconsistent in amount and frequency, as well as significantly impacted by the timing and size of related acquisitions. Additionally, the size, complexity and volume of past acquisitions, which often drives the magnitude of acquisition-related costs, may not be indicative of the size, complexity and volume of future transactions. These costs are included in our operating results as set out in the following table:

	Years Ended December 31
	2020	2019	2018
	(in millions)
Goods and services purchased	$55.5	$5.8	$0.6
Employee benefits expense	3.2	0.3	3.1
Restructuring and other costs	$58.7	$6.1	$3.7

TI Free Cash Flow. We calculate TI Free Cash Flow by excluding capital expenditures from cash provided by operating activities. We use TI Free Cash Flow, and ratios based on it, to conduct and evaluate our business because, although it is similar to cash provided by operating activities, we believe it is a more conservative measure of cash flows since capital expenditures are a necessary component of our ongoing operations and our liquidity assessment.

	Years Ended December 31
	2020	2019	2018
	($ in millions)
Cash provided by operating activities	$263.0	$141.6	$93.5
Less: capital expenditures	(73.7)	(62.8)	(50.5)
TI Free Cash Flow	$189.3	$78.8	$43.0

TI Adjusted Gross Profit and TI Adjusted Gross Profit Margin. TI Adjusted Gross Profit and TI Adjusted Gross Profit Margin are useful measures for management and investors alike to assess how efficiently we are servicing our clients and to be able to evaluate the growth in our cost base, excluding depreciation and amortization, as a percentage of revenue. We calculate TI Adjusted Gross Profit by excluding depreciation and amortization from the nearest GAAP measure, Gross Profit. We exclude depreciation and amortization expense because the timing of the underlying capital expenditures and other investing activities do not correlate directly with the revenue from contracts with clients in a given reporting period. TI Adjusted Gross Profit subtracts from revenue delivery costs including salaries, bonuses, fringe benefits, contractor fees and client-related travel costs for our team members who are assigned to client projects as well as licensing fees, network infrastructure costs and facilities costs required to service our clients. We calculate TI Gross Profit Margin as gross profit divided by revenue arising from contracts with clients. We calculate TI Adjusted Gross Profit Margin as TI Adjusted Gross Profit divided by revenue arising from contracts with clients.

	Years Ended December 31
	2020	2019	2018
	($ in millions, except percentages)
Revenues arising from contracts with customers	$1,581.6	$1,019.6	$834.6
Less: Operating expenses	(1,460.7)	(905.5)	(746.9)
Add back: Indirect and administrative expenses	382.2	224.7	182.4
Gross profit ($)	503.1	338.8	270.1
Add back: Depreciation and amortization	182.2	92.2	49.5
TI Adjusted Gross Profit ($)	$685.3	$431.0	$319.6
Gross Profit Margin (%)	31.8%	33.2%	32.4%
TI Adjusted Gross Profit Margin (%)	43.3%	42.3%	38.3%

Related Party Transactions

During the years ended December 31, 2020, 2019 and 2018, we entered into related party transactions with our controlling shareholder, TELUS and its subsidiaries and our minority shareholder, Baring.

Recurring Transactions with TELUS Corporation

In 2016, we entered into a 10-year master services agreement and a shared services agreement with TELUS. Revenues earned pursuant to the TELUS MSA are recorded as revenue and management fees incurred in connection with the shared services agreement for certain shared services provided to us are recorded as goods and services purchased.

The table below summarizes the transactions with TELUS and its subsidiaries, for each of the periods presented:

	Years Ended December 31
	2020	2019	2018
	($ in millions)
Revenue	$310.2	$267.7	$203.2
Management Fees	(29.2)	(4.9)	(5.4)
Total	$281.0	$262.8	$197.8
Amounts Received from TELUS Corporation	$284.0	$251.5	$199.3
Amounts Paid to TELUS Corporation	$38.0	$27.3	$19.4

Management fees to TELUS increased $24.3 million in the year ended December 31, 2020. This is due to the acquisition of the MITS business from TELUS Corporation in the year; this level of management fees is not expected to be maintained in future periods.

Amounts receivable from TELUS Corporation were $49.1 million and $30.2 million as at December 31, 2020 and 2019, respectively, and amounts payable to TELUS Corporation were $31.0 million and $26.0 million as at December 31, 2020 and 2019, respectively.

Other Transactions with TELUS Corporation

On February 6, 2018, 4,180,995 Class A common shares with a fair value of $25.7 million were issued to TELUS. The proceeds were used to finance the acquisition of Xavient.

On February 12, 2018, 812,272 Class D common shares were issued to a company controlled by a member of our senior leadership team for cash proceeds totaling $5.0 million. These shares were subsequently repurchased by TELUS on November 29, 2019.

On January 29, 2020, in connection with the acquisition of CCC, we issued 14,672,610 Class A common shares and 225,000 Class C common shares to TELUS for cash proceeds of $126.1 million. The proceeds from these share issuances were used to finance the acquisition of CCC, which closed on January 31, 2020.

Effective January 31, 2020 and until December 18, 2020, TELUS participated as a 12.5% lender in the credit facility syndicate disclosed in Note 16 of our annual consolidated financial statements. As of the date of this Annual Report, TELUS participates as an 8.9% lender under our credit agreement at an aggregate level based on the total size of the credit facilities. See “Item 7B—Related Party Transactions—Our Relationship with TELUS—Credit Agreement” for a description of our credit agreement.

On April 1, 2020, we acquired MITS from TELUS for equity consideration of 3,535,470 Class C common shares, with a fair value of $48.8 million.

On April 30, 2020 we issued 5,434,780 Class A common shares to TELUS for proceeds of $75.0 million to finance the buyout of the non-controlling interest in Xavient as at April 30, 2020.

On December 29, 2020, in connection with the acquisition of Lionbridge AI, we issued 7,552,089 shares of Class A common shares to TELUS for proceeds of approximately $149.6 million to fund a portion of the purchase price. For more information on Lionbridge AI, see “Item 4B—Business Overview—Lionbridge AI”.

On February 3, 2021, in connection with our initial public offering, TELUS Corporation converted 6,484,296 of our multiple voting shares to subordinate voting shares that were sold to new investors in a concurrent secondary offering.

Transactions with Baring Private Equity Asia

On February 6, 2018, 2,251,305 Class B common shares with a fair value of $13.9 million were issued to Baring. The proceeds were used to finance the acquisition of Xavient.

On January 29, 2020, in connection with the acquisition of CCC, we issued 8,021,790 Class B common shares to Baring for cash proceeds of $67.9 million. The proceeds from these share issuances were used to finance the acquisition of CCC.

Concurrent with the shares issued to TELUS in connection with the exercise of the Xavient put liability and the acquisition of MITS, we provided Baring with an option to purchase up to 4,816,138 Class B common shares at an exercise price of $62.10 per share. Baring elected to exercise this option to purchase 4,816,138 Class B common shares for aggregate consideration of $66.5 million; the option was settled on October 19, 2020.

On December 29, 2020, in connection with the acquisition of Lionbridge AI, we issued 4,054,954 shares of Class B common shares to Baring for proceeds of approximately $80.4 million to fund a portion of the purchase price. For more information on Lionbridge AI, see “Item 4B—Business Overview—Lionbridge AI”.

As at December 31, 2020, there were no amounts receivable or payable to Baring Private Equity Asia.

On February 3, 2021, in connection with our initial public offering, Baring Private Equity Asia converted 15,068,329 of our multiple voting shares to subordinate voting shares that were sold to new investors in a concurrent secondary offering.

Summary of consolidated quarterly results and trends

($ millions, except per share amounts)	2020 Q4	2020 Q3	2020 Q2	2020 Q1	2019 Q4	2019 Q3	2019 Q2	2019 Q1
REVENUE
Revenues arising from contracts with customers	442.3	426.6	390.6	322.1	272.5	265.3	250.7	231.1
OPERATING EXPENSES
Goods and services purchased	79.6	73.4	79.3	66.7	50.0	47.1	44.5	41.3
Employee benefits expense	271.5	254.9	244.6	208.5	166.9	162.1	155.3	146.1
Depreciation	26.8	25.4	25.7	21.5	20.0	19.4	17.4	16.3
Amortization of intangible assets	23.1	23.2	23.7	12.8	4.7	4.8	4.8	4.8
	401.0	376.9	373.3	309.5	241.6	233.4	222.0	208.5
OPERATING INCOME	41.3	49.7	17.3	12.6	30.9	31.9	28.7	22.6
OTHER (INCOME) EXPENSES
Changes in business combination-related provisions	(0.1)	0.1	(50.3)	(23.2)	(12.1)	(1.0)	(0.2)	(1.3)
Interest expense, net	11.1	9.9	11.8	12.6	8.3	8.8	10.3	8.9
Foreign exchange (gain) loss	(3.7)	(0.2)	2.7	(0.3)	(0.3)	2.3	(1.2)	(3.4)
INCOME BEFORE INCOME TAXES	34.0	39.9	53.1	23.5	35.0	21.8	19.8	18.4
Income taxes	13.0	12.3	10.0	12.3	7.7	7.0	6.0	5.3
NET INCOME	21.0	27.6	43.1	11.2	27.3	14.8	13.8	13.1
Basic earnings per share	0.09	0.12	0.20	0.05	0.14	0.08	0.07	0.07
Diluted earnings per share	0.09	0.12	0.19	0.05	0.14	0.08	0.07	0.07

Net income	21.0	27.6	43.1	11.2	27.3	14.8	13.8	13.1
Add back (deduct):
Changes in business combination-related provisions	(0.1)	0.1	(50.3)	(23.2)	(12.1)	(1.0)	(0.2)	(1.3)
Interest expense, net	11.1	9.9	11.8	12.6	8.3	8.8	10.3	8.9
Foreign exchange (gain) loss	(3.7)	(0.2)	2.7	(0.3)	(0.3)	2.3	(1.2)	(3.4)
Income taxes	13.0	12.3	10.0	12.3	7.7	7.0	6.0	5.3
Depreciation and amortization	49.9	48.6	49.4	34.3	24.7	24.2	22.2	21.1
Share-based compensation expense	12.3	4.6	10.3	2.2	6.0	2.3	2.7	2.2
Restructuring and other costs	25.5	7.5	6.5	19.2	2.1	3.1	0.3	0.6
TI ADJUSTED EBITDA[1]	129.0	110.4	83.5	68.3	63.7	61.5	53.9	46.5

1	See “—Non-GAAP Measures”.

The trend of quarter-over-quarter increase in consolidated revenue reflects the growth in both our organic customer base, as well as successful scale-up of new customer programs. Increased revenue also includes revenues from business acquisitions, including our acquisition of CCC effective January 31, 2020 and MITS effective April 1, 2020. The acquisition of Lionbridge AI closed on December 31, 2020 and did not contribute to our revenue growth in 2020.

The trend of quarter-over-quarter increases in goods and services purchased reflects increases in external labor to support the growth in our digital business, increases in our software licensing costs associated with our growing team member base, increases in business integration expenditures and acquisition transaction costs, and increase in administrative expenses to support growth in the overall business and business acquisitions.

The trend of quarter-over-quarter increases in employee benefits expense reflects increases in our team member base, required to service the growing volumes from our customers, the expansion of our service offerings as well as the increase in share-based compensation costs associated with the increase in our share price.

The trend of quarter-over-quarter increases in depreciation and amortization reflects increases due to growth in capital assets, which is supporting the expansion of our sites required to service customer demand and growth in business acquisitions and as a result of intangible assets acquired from the CCC acquisition.

The trend in changes of business combination-related provisions primarily reflects non-cash accounting adjustments recognized on the revaluation or settlement of provisions in connection with an acquisition prior to the quarters presented.

The trend of quarter-over-quarter increases in interest expense reflects an increase in long-term debt outstanding, mainly associated with our investments in growth via business acquisitions. Interest expense also includes accretion on provisions for written put options, which have all been exercised by April 30, 2020, thereby resulting in the third quarter interest expense being lower than the prior year period.

The trend in net income reflects the items noted above, as well as the relative mix of income among the geographic areas and the associated tax rates for the countries within those areas and varying amounts of foreign exchange gains or losses. Historically, the trend in basic earnings per share has been impacted by the same trends as net income.

The trend of quarter-over-quarter increases in TI adjusted EBITDA (see definitions in Section Non-GAAP and other financial measures) reflects the accretive impacts and successful integration of past acquisitions as well growth in the organic business overall, driven by the integration of digital technologies and growth in demand for our client’s services. The quarterly TI adjusted EBITDA trend also reflects the seasonality in the business, whereby revenue and profitability both peak in the third and fourth quarters and reflects the impact of the COVID-19 pandemic on the first and second quarter results.

B.    Liquidity and Capital Resources

Capital resources

As at December 31, 2020, we had approximately $284.5 million, as compared to $202.7 million as at December 31, 2019, of available liquidity comprised of:

•	cash and cash equivalents of $152.5 million, as compared to $79.5 million as at December 31, 2019; and

•	available borrowings of $132.0 million, as compared to $121.0 million as at December 31, 2019, under the revolving credit facilities, and $nil, as compared to $2.2 million as at December 31, 2019, available under credit facilities entered into by our subsidiaries.

Our objective when managing capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk levels.

In the management of capital and in its definition, we include common equity (excluding accumulated other comprehensive income), long-term debt (including long-term credit facilities and any hedging assets or liabilities associated with long-term debt items, net of amounts recognized in accumulated other comprehensive income) and cash and cash equivalents. We manage capital by monitoring the financial covenants prescribed in our credit facility. For additional information, see (Note 16(b) to the accompanying notes to the audited consolidated financial statements included in this Annual Report).

We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our business. In order to maintain or adjust our capital structure, we may issue new shares, issue new debt and/or issue new debt to replace existing debt with different characteristics, or pay down our debt balance. We believe that our financial objectives are supportive of our long-term strategy.

We monitor capital utilizing the financial covenants prescribed in our credit facility. As at December 31, 2020, we were in compliance with all of our covenants including net debt to EBITDA ratio of less than 5.25:1.00.

The following table presents a summary of our cash flows and ending cash balances for the years ended December 31, 2020, 2019 and 2018:

	Years Ended December 31
	2020	2019	2018
	($ in millions)
Cash provided by operating activities	$263.0	$141.6	$93.5
Cash used by investing activities	(1,871.1)	(103.5)	(162.9)
Cash provided (used) by financing activities	1,690.6	(24.0)	50.7
Effect of exchange rate changes	(9.5)	(0.2)	(1.1)
Increase (decrease) in cash position during the year	$73.0	$13.9	$(19.8)
Cash and cash equivalents, beginning of year	$79.5	$65.6	$85.4
Cash and cash equivalents, end of year	$152.5	$79.5	$65.6

Operating activities

Comparison of Years Ended December 31, 2020 and 2019. We generated cash from operating activities of $263.0 million in the year ended December 31, 2020, up $121.4 million from the comparative period. This increase is primarily attributable to a $138.9 million increase in net income adjusted for depreciation, amortization and other non-cash items as well as an increase in the change in non-cash working capital of $29.3 million. This was offset by an increase in interest paid of $18.0 million compared the prior year due to an increase in the average debt balance outstanding and an increase in income taxes paid of $28.8 million.

Comparison of Years Ended December 31, 2019 and 2018. We generated cash from operating activities of $141.6 million in 2019, up $48.1 million from 2018. This increase is primarily attributable to a $62.4 million increase in net income adjusted for depreciation, amortization and other non-cash items. This was offset in part by an increase in our working capital of $14.3 million compared to the prior year as a result of an increase in customer receivables associated with higher revenue earned during the year as well as an increase in security deposits made with respect to our lease agreements.

Investing activities

Comparison of Years Ended December 31, 2020 and 2019. For the year ended December 31, 2020 we invested $1,871.1 million into the business, which is significantly higher than the prior year. This is due to $1,741.9 million of cash used in connection with the acquisitions of CCC and Lionbridge AI, net of cash acquired and an incremental $70.0 million paid to acquire the remaining non-controlling interest in Xavient.

Comparison of Years Ended December 31, 2019 and 2018. For the year ended December 31, 2019, we invested $103.5 million into the business, which is $59.4 million lower than the prior year. The decrease was primarily due to payments made in connection with business acquisitions, which were $50.8 million in 2019 compared to $115.4 million in 2018.

Financing activities

Comparison of Years Ended December 31, 2020 and 2019. For the year ended December 31, 2020, we generated cash from financing activities of $1,690.6 million compared to using $24.0 million in the comparative period. The increase in cash generated from financing activities is largely due to the issuance of shares and incremental debt in order to finance the acquisition of CCC and Lionbridge AI and to complete the acquisition of the remaining non-controlling interest in Xavient.

Subsequent to December 31, 2020, in connection with our initial public offering on February 3, 2021, we received net proceeds of approximately $490.0 million. On February 5, 2021, we used the net proceeds from our initial public offering to repay a portion of the outstanding balance under the revolving component of our credit facility.

Comparison of Years Ended December 31, 2019 and 2018. For the year ended December 31, 2019, cash used by financing activities was $24.0 million. This represents a $74.7 million decrease in cash flow for 2019 compared to the prior year. This was largely attributable to the application of IFRS 16, which resulted in an incremental $47.0 million of payments on our lease liability. The decrease was also due to $49.0 million of repayments on our credit facility and debt issuance of $72.0 million in 2019, compared to $38.1 million and $75.0 million in 2018, respectively. Additionally, in 2018, $18.9 million was received from the sale of Class B and D shares and $4.6 million was paid to settle an existing line of credit Xavient had at the time of acquisition.

Future Capital Requirements

We believe that our existing cash and cash equivalents combined with our expected cash flow from operations and liquidity available under our credit facilities will be sufficient to meet our projected operating and capital expenditure requirements for at least the next 12 months and we possess the financial flexibility to execute our strategic objectives, including the ability to make acquisitions and strategic investments in the foreseeable future. Our ability to generate cash, however, is subject to our performance, general economic conditions, industry trends and other factors. To the extent that existing cash and cash equivalents and operating cash flow are insufficient to fund our future activities and requirements, we may need to raise additional funds through equity or debt financing. If we raise funds through equity, substantial dilution to existing shareholders may occur. If we raise funds through the issuance of additional debt, we may be subject to additional contractual restrictions on our business. There is no assurance that we would be able to raise additional funds on favorable terms or at all. See “Item 3B—Risk Factors—Risks Related to Our Business—We may need to raise additional funds to pursue our growth strategy or continue our operations, and we may be unable to raise capital when needed or on acceptable terms, which could lead us to be unable to expand our business”.

We will seek to maintain a net debt (“TI Net Debt”) to TI Adjusted EBITDA leverage ratio of 2-3x. As of December 31, 2020, our TI Net Debt to TI Adjusted EBITDA leverage ratio was 3.9x. We may deviate from our target TI Net Debt to TI Adjusted EBITDA leverage ratio to pursue acquisitions and other strategic opportunities that may require us to borrow additional funds and, additionally, our ability to achieve and maintain this targeted leverage ratio depends on our ability to continue to grow our business, general economic conditions, industry trends and other factors. We calculate our TI Net Debt to TI Adjusted EBITDA leverage ratio by dividing TI Net Debt by TI Adjusted EBITDA. TI Net Debt and TI Adjusted EBITDA are non-GAAP financial measures. The following table presents a summary of our net debt to EBITDA ratio for the years ended December 31, 2020, and 2019.

Years ended December 31 ($ millions)	2020	2019
Cash balance[1]	$(100.0)	$(40.0)
Outstanding credit facility	1,568.0	335.5
Contingent facility utilization	7.4	2.9
Net derivative	56.5	(0.1)
TI Net Debt	$1,531.9	$298.3
TI Adjusted EBITDA	$391.2	$225.6
TI Net Debt to EBITDA ratio	3.9	1.3

1	Maximum cash balances of $100.0 million and $40.0 million are used for the periods ended December 31, 2020, and 2019, respectively in accordance with the credit agreement.

Contractual Obligations

Our principal sources of liquidity are cash generated from operations, our available credit facility, and to a lesser extent, our cash and cash equivalents. For the year ended December 31, 2020, our cash provided by operations was $263.0 million, and was a positive cash inflow for all three reporting periods. As of December 31, 2020, the amount of our credit facility available was $132.0 million, and subsequent to the repayment of a portion of the revolving credit facility on February 5, 2021 using net proceeds from our initial public offering, the amount available was approximately $622.0 million. We also had cash and cash equivalents balance of $152.5 million as of December 31, 2020.

Our primary uses of liquidity are cash used in our normal business operations such as employee compensation expense, goods and services purchases, and working capital requirements. In addition, we are required to meet the payment obligations under our credit facility and lease agreements. We expect that we will continue to generate positive cash flow from operations to meet our ongoing business requirements and the payment obligations under our financing arrangements. The expected maturities of our undiscounted financial liabilities, excluding long-term-debt, do not differ significantly from the contractual maturities, other than as noted below. With respect to long-term-debt maturities, we repaid a portion of the revolving credit facility on February 5, 20201, using the net proceeds from our initial public offering. The contractual maturities of our undiscounted financial liabilities, as at December 31, 2020 including interest thereon (where applicable), are as set out in the following table:

	Non-derivative				Derivative
			Composite long-term debt		Currency swap agreement amounts to be exchanged
	Non-
	interest		Long-term
	bearing	Due to	debt,				Interest
	financial	affiliated	excluding				rate swap
Year (millions)	liabilities	companies	leases (1)	Leases	(Receive)	Pay	agreement	Total
2021	$380.7	$31.0	$87.4	$62.6	$(95.4)	$93.1	$2.5	$561.9
2022	398.2	—	307.9	51.5	(25.6)	25.1	2.3	759.4
2023	—	—	66.0	43.6	(25.3)	25.0	—	109.3
2024	—	—	65.2	28.4	(25.0)	24.8	—	93.4
2025	—	—	1,215.4	17.9	(318.6)	365.5	—	1,280.2
Thereafter	—	—	—	49.8	—	—	—	49.8
Total	$778.9	$31.0	$1,741.9	$253.8	$(489.9)	$533.5	$4.8	$2,854.0

We do not have any material obligations under guarantee contracts or other contractual arrangements other than as disclosed in Note 18 “Contingent Liabilities” in the notes to our audited consolidated financial statements. We have not entered into any transactions with unconsolidated entities where we have financial guarantees, subordinated retained interests, derivative instruments, or other contingent arrangements that expose us to material continuing risks, contingent liabilities, or any other obligation under a variable interest in an unconsolidated entity that provides financing, liquidity, market risk, or credit risk support to us, or engages in leasing, hedging, or research and development services with us.

Capital Expenditures

	Years Ended December 31
	2020	2019	2018
	($ in millions)
Capital expenditures	$73.7	$62.8	$50.5

Comparison of Years Ended December 31, 2020 and 2019.

Capital expenditures increased by $10.9 million, or 17.4%, to $73.7 million for the year ended December 31, 2020. Approximately $10.5 million of the increase is due to the upgrade of existing infrastructure of the businesses we acquired from CCC and MITS. The remaining increase is attributable to additional growth capital expenditures required in Central America and the Philippines to service new client growth.

Comparison of Years Ended December 31, 2019 and 2018.

Capital expenditures increased by $12.3 million, or 24.4%, to $62.8 million for the year ended December 31, 2019. Approximately $16.0 million of the increase and 72% of the capital expenditures were attributable to growth projects, directly in connection with expanding facilities and equipment in the Asia-Pacific and Central America regions in 2019 to support new and existing client growth. The increase in growth capital expenditures was offset by a decline in maintenance capital expenditures of $3.7 million year-over-year due to the rotational timing of maintenance capital expenditures, which represented 28% of the total expenditure for 2019.

C.   Research and Development, Patents and Licenses, etc.

See “Item 4B—Business Overview” and “Item 5A—Operating Results”.

D.   Trend Information

Factors Affecting Our Performance and Related Trends

We believe that the key factors affecting our performance and financial performance include:

Our Ability to Expand and Retain Existing Client Relationships and Attract New Clients

We have a diverse base of clients, including leaders and disruptors across the industries we serve. Through our commitment to customer experience and innovation, we have been able to sustain long-term partnerships with many clients, often expanding our relationship through multiple service offerings that we provide through a number of delivery locations. Apart from TELUS, the average tenure of our top ten clients is seven years and, on average, we provide to those clients more than 18 programs across our delivery locations.

To grow our revenue, we seek to continue to increase the number and scope of service offerings we provide to our existing clients. In addition, our continued revenue growth will depend on our ability to win new clients. We seek to partner with prospective clients that value premium digital IT and customer experience solutions and services.

Our ability to maintain and expand relationships with our clients, as well as to attract new clients, will depend on a number of factors, including our ability to maintain: a “customers-first” culture across our organization; our level of innovation, expertise and retention of team member talent; a consistently high level of service experience, as evidenced by, among others measures, the satisfaction ratings that our clients receive from their customers based on the services we provide; the technological advantages we offer; and our positive reputation, as a result of our corporate social responsibility initiatives and otherwise.

Our Ability to Attract and Retain Talent

As at December 31, 2020, we have nearly over 50,000 team members (including 792 team members from Lionbridge AI), located across over 20 countries in four geographic regions, servicing clients in almost 50 languages. In addition, our recently-acquired Lionbridge AI utilizes the services of a crowd-sourced provider base that is geographically disbursed across the globe.

Ensuring that our team members feel valued and engaged is integral to our performance, as our team members enable us to maintain the organizational culture that is one of the key factors which differentiates us from competitors, and creates a better experience for our clients’ customers, enabling us to retain and enhance our existing client relationships and build new ones. As a result, we make significant investments to attract, select, retain and develop top talent across our product and service offerings. We have devoted, and will continue to devote, substantial resources to creating engaging, inspiring, world-class physical workplaces; recruiting; cultivating talent selection proficiencies and proprietary methods of performance measurement; growing employee engagement including rewards and development; supporting our corporate sustainability initiatives; and acquiring new talent and capabilities to meet our clients’ evolving needs. Our ability to attract and retain team member talent will depend on a number of factors, including our ability to: compete for talent with competitive service providers in the geographies we operate; provide innovative benefits to our team members; retain and integrate talent from our acquisitions; and meet or exceed evolving expectations related to corporate sustainability.

Impact of COVID-19

The COVID-19 pandemic, which emerged in the first quarter of 2020, continues to have a pervasive global impact. This has had a significant impact on our estimates regarding the economic environment, including economic growth and industry growth rates, which also form an important part of the assumptions on which we set our expectations. There is potential for a recession across major geographies, as the estimated GDP growth in major countries is expected to be negative 3% to 4% in 2021. Moreover, the forecasted growth in the Global IT Services sector has been tapered, with industry analysts now expecting this sector to grow 3% to 4%, compared to 6% to 8% previously forecasted for 2021. We believe that despite the slowdown in growth in the overall industry, certain verticals and subsectors within our verticals such as Tech and Games, Communications and Media, and eCommerce and FinTech are expected to outperform the market while others, such as Healthcare are expected to be negatively impacted due to a decline in demand for our client’s services.

Our Global Emergency Management Operating Committee (“GEMOC”) and our local emergency management operating committees (“EMOC”) had been monitoring COVID-19 prior to it being declared a pandemic by the World Health Organization. In March 2020, as the impact of COVID-19 intensified and spread, the GEMOC and EMOCs were activated into a heightened state of operation. The GEMOC and EMOCs continue to meet weekly and provide briefings and updates to our executive team on new developments, strategic approach, tactical response and possible new risks. Our persistent focus to date has been on keeping all of our team members safe and healthy, while continuing to serve our clients and support our communities in this critical period.

We have been impacted by government-mandated temporary site closures in a number of countries in which we operate. However, we continue to remain committed to supporting our clients by offering remote enablement with minimal service disruption. For team members who continue to work on our premises, we have introduced comprehensive safety practices including but not limited to: distributing of masks and sanitizers, hourly site sanitization in high-traffic areas and thermal screening where sites are still safely operational, and restrictions of access and movement within our sites to enhance social distancing. We are planning for a gradual return to our delivery locations for our team members when it has been deemed safe to do so by local government and health authorities. The return-to-work plan has minimal impact on our operations given that, as of the date of this Annual Report, we have enabled over 95% of our team members to provide remote support to clients. Although the extent, duration and severity of the COVID-19 pandemic is unknown, we do not foresee requiring material expenditures and do not face any material resource constraints in continuing to implement our business continuity plans.

Impact to our financial condition, financial performance and liquidity: We believe the impact of the COVID-19 pandemic on our business, operating results, cash flows and financial condition will be primarily driven by the severity and duration of the pandemic, the pandemic’s impact on the markets where we operate and the global economy and the timing, scope and impact of stimulus legislation as well as other federal, state and local governmental responses to the pandemic. Those primary drivers are beyond our knowledge and control. As a result, the full impact the COVID-19 pandemic will have on our business, operating results, cash flows and/or financial condition is unknown. Through the date of this Annual Report, the impact on our financial condition and financial performance was more significant in the second quarter of 2020 as a result of the temporary site closures enforced across our delivery sites. Although both revenue and net income have been negatively affected by the pandemic, we were able to largely mitigate the negative impact on cash flow by taking steps to strategically contain costs, such as canceling all employee travel and implementing a hiring freeze for non-critical hires throughout the second and third quarter of 2020. We are unable to quantify with precision the impact that the COVID-19 pandemic has had on our revenue.

Our access to capital has not been materially impacted by the COVID-19 pandemic. We have not provided additional collateral, guarantees or equity to our lenders and we have not had material changes to our cost of capital due to the COVID-19 pandemic. There is no material uncertainty about our ongoing ability to meet the covenants in our credit agreement and we also do not expect to incur material COVID-19-related contingencies.

The COVID-19 pandemic may have an effect on assets and ability to timely account for those assets. We do not expect the COVID-19 pandemic to affect our ability to account for our assets on a timely basis; however, we do expect some delays in the collection of accounts receivables as the COVID-19 pandemic has created financial hardships for some of our clients. In response, we have increased our allowance for doubtful accounts compared to periods prior to the COVID-19 pandemic.

Material impairments. There has not been a material unfavorable change to our cash flow projections or key assumptions as a result of the COVID-19 pandemic and there are no other indicators of impairment. We did not recognize any impairment charge for the year ended December 31, 2020 based on our recoverability analysis.

Impacts to demand of our products and services. The COVID-19 pandemic has presented both challenges and opportunities in maintaining and expanding revenue. Physical distancing protocols related to the COVID-19 pandemic has affected our ability to market our solutions to existing and new clients. Additionally, a number of our clients in the Travel and Hospitality industry vertical have been negatively impacted as a result of the COVID-19 pandemic, which has resulted in a significant reduction in demand for their services. However, despite this, as a trusted advisor of our clients, we have continued to grow our relationship with them and support them through these challenging times, thereby mitigating the negative impact to our financial performance. By contrast, a number of our clients in the Tech and Games and Communication and Media verticals have seen higher demand for their products and services. We expect this trend will continue through the pandemic. We also expect that the pandemic will create opportunities for new services, such as our “Work from Anywhere” offering, as our clients look to refine their in-house business continuity practices and adopt a permanent new operating model. The challenges of the COVID-19 pandemic have also accelerated the digital transformation initiatives of many of our clients, giving us the opportunity to deepen client relationships by providing more of our services to address their evolving digital enablement and customer experience needs. We cannot precisely quantify the impact of such acceleration of digital transformation initiatives due to the COVID-19 pandemic.

Industry Trends

The industry trends affecting us and that may have an impact on our future performance and financial performance include the trends described in “Item 4B—Business Overview—Industry Background”.

Seasonality

Our financial results may vary from period to period during any year. The seasonality in our business, and consequently, our financial performance, mirrors that of our clients. Our revenues are typically higher in the third and fourth quarters than in other quarters. Demand for short-term IT projects, transformation services and analytics services generally increase in the fourth quarter as our clients who are on a calendar year budget cycle use the balance of their IT capital expenditure budgets for the year.

Foreign Currency Fluctuations

While our primary operating currency is the U.S. dollar, we are also party to revenue contracts denominated in Canadian dollars and in euros and a significant portion of our operating expenses are incurred in currencies other than the U.S. dollar. Movements in the exchange rates between the U.S. dollar and these other currencies have an impact on our financial results. The tables below outline revenue and expenses by currency and the percentage of each of the total revenue and expenses for each period. In January 2021, we renewed our TELUS MSA with TELUS Corporation that will provide for a new term of 10 years and a minimum annual spend of $200.0 million. This agreement stipulates that payments will be denominated in U.S. dollars instead of Canadian dollars, resulting in our exposure to Canadian dollars to decrease going forward.

	Years Ended December 31
	2020		2019		2018
	($ in millions)
Revenue	Revenue	% of Total	Revenue	% of Total	Revenue	% of Total
U.S. dollar	$552.6	34.9%	$511.2	50.1%	$407.1	48.8%
Euro	635.2	40.0%	240.3	23.6%	224.7	26.9%
Canadian dollar	398.3	25.1%	267.7	26.3%	202.2	24.2%
Other currencies	-	-	0.4	—	0.6	0.1%
Total	$1,586.1	100.0%	$1,019.6	100.0%	$834.6	100.0%

	Years Ended December 31
	2020		2019		2018
		($ in millions)
Operating Expenses	Expenses	% of Total	Expenses	% of Total	Expenses	% of Total
U.S. dollar	$571.9	39.2%	$476.2	52.6%	$404.4	54.2%
Euro	332.1	22.7%	36.6	4.0%	42.6	5.7%
Philippines peso	187.4	12.8%	183.2	20.2%	154.5	20.7%
Canadian dollar	130.3	8.9%	43.5	4.8%	14.5	1.9%
Other currencies(1)	239.0	16.4%	166.0	18.4%	130.9	17.5%
Total	1,460.7	100.0%	$905.5	100.0%	$746.9	100.0%

(1)	This includes other currencies such as the Guatemalan quetzal, Bulgarian lev, Romanian leu and Indian rupee.

The following table presents information on the average exchange rates between the U.S. dollars and the key currencies to which we have exposure over the last three years:

	Years Ended December 31
Foreign Exchange Rates	2020	2019	2018
U.S. dollar to Canadian dollar	1.3415	1.327	1.296
U.S. dollar to euro	0.8768	0.893	0.846
U.S. dollar to Philippine peso	49.514	51.763	52.553

E.   Critical Accounting Estimates

Not applicable.

ITEM 6   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

The following table sets forth certain information regarding our directors and executive officers as at the date of this Annual Report. Non-management directors are subject to term limits of 15 years. The business address for our directors and executive officers is Floor 7, 510 West Georgia Street, Vancouver, British Columbia, V6B 0M3.

Name	Province/State and Country of Residence	Age	Position
Jeffrey Puritt	Nevada, United States	57	President, Chief Executive Officer and Director
Marilyn Tyfting	British Columbia, Canada	50	Chief Corporate Officer
Vanessa Kanu	Ontario, Canada	43	Chief Financial Officer
Charles Koskovich	Colorado, United States	52	Chief Operating Officer
Michael Ringman	Colorado, United States	49	Chief Information Officer
Michel E. Belec	British Columbia, Canada	57	Chief Legal Officer and Corporate Secretary
James Radzicki	California, United States	50	Chief Technology Officer
Josh Blair	British Columbia, Canada	47	Chair and Director
Olin Anton	British Columbia, Canada	67	Director
Kenneth Cheong	Singapore	52	Director
Doug French	Ontario, Canada	55	Director
Tony Geheran	British Columbia, Canada	57	Director
Stephen Lewis	British Columbia, Canada	56	Director
Jimmy Mahtani	Singapore	44	Director

Our Executive Officers

Jeffrey Puritt has served as our President and Chief Executive Officer since 2016, when he also became a member of our board of directors and was appointed to serve as an Executive Vice-President of TELUS Communications Inc. (our parent company). Mr. Puritt joined TELUS in 2001, in progressively senior leadership positions across Finance and Administration, IP Applications Business Development, New Product and Service Development, Ventures and Mergers and Acquisitions. Mr. Puritt has led TELUS International since 2008. Mr. Puritt was named “Executive of the Year” at International Business Awards (Stevie Awards) for 2016. Mr. Puritt was raised in Tanzania, where he spoke Swahili before learning English. His upbringing influenced his worldview and commitment to greater social justice, and he is proud to lead and participate in TELUS International’s global corporate social responsibility efforts. Mr. Puritt serves on the board of directors for AGS Health, a private, analytics driven, technology-enabled revenue cycle management company that provides medical billing, medical coding and business analytics services to healthcare providers in the United States. He also served as the honorary chair for a not-for-profit organization that has pioneered the integration of youth with disabilities into the mainstream of society, from 2011 to 2016. Mr. Puritt holds a Bachelor of Arts degree from York University and a Bachelor of Laws degree from Osgoode Hall Law School.

Marilyn Tyfting has served as our Chief Corporate Officer since 2015 and from 2009 to 2015 she was the Vice President of Human Resources for TELUS and TELUS International. She served as Vice President, Human Resources of Rogers Communications Inc. from 2005 to 2007, and held a variety of human resources leadership roles within Rogers from 1997 to 2005. Before 1997, Ms. Tyfting held human resources and labor relation roles with the University of British Columbia and BC Transit. She is currently the Vice-Chair of TELUS Vancouver Community Board and a member of the Presidents Group for accessible employment. Ms. Tyfting holds a Bachelor of Commerce and Masters of Science in Business Administration degrees from the University of British Columbia.

Vanessa Kanu has served as our Chief Financial Officer since September 2020. Prior to joining TELUS International, Ms. Kanu spent 16 years at Mitel Networks Corporation in increasingly senior leadership roles, including as Chief Financial Officer from 2019 to 2020. Prior to that she was at PricewaterhouseCoopers. Ms. Kanu currently serves on the Board of Directors of The Ottawa Hospital Foundation, where she is a member of the Finance and Audit Committee. She also serves on the Board of Directors of Thorn, a not for profit organization with a mission to eliminate child sexual abuse materials from the internet. She holds a Bachelor of Science degree from the University of Hull, England. Ms. Kanu is a Chartered Professional Accountant in Canada, a Certified Public Accountant in the United States (Illinois State) and is a member of the Institute of Chartered Accountants of England and Wales.

Charles Koskovich has served as our Chief Operating Officer since January 2017. Prior to joining us, he was the Divisional President and Senior Vice President, Global Customer Care at Xerox Holdings Corporation from 2015 to 2017. Mr. Koskovich also spent time as Senior Vice President, Operations at Concentrix from 2012 to 2015, Vice President, Customer Support Operations at Blackberry Limited from 2009 to 2012, Senior Vice President, Operations for TeleTech Holdings Inc. from 2005 to 2009 and Vice President, DISH Network Customer Care Operations for EchoStar Corporation from 2003 to 2005. He holds a Bachelor of Business Administration degree from the Metropolitan State University of Denver, a Master of Organizational Management, Organizational Leadership degree from the University of Phoenix in 1990 and completed Executive Education with Harvard School of Business in 2017. Mr. Koskovich currently serves as a director of the Caroll Education Foundation and as Chairperson of Friends of Wewak and the Denver Workforce Development Board.

Michael Ringman has served as our Chief Information Officer since 2013. Prior to joining us, he served as Vice President of Global Infrastructure of TeleTech Holdings Inc. from 2004 to 2012 and as its Director Converged Communications from 2002 to 2004. Prior to his time at TeleTech Holdings Inc., he was a Network Consultant at IBM Global Services from 1996 to 2000. Mr. Ringman holds a Bachelor’s degree in Science and a Masters of Sciences in Telecommunications degree from the University of Colorado Boulder.

Michel E. Belec has served as our Chief Legal Officer and Corporate Secretary since 2017. He also supports our Governance Office and is principally responsible for our privacy functions worldwide. Prior to joining us, he served as Senior Vice President, Legal Services of TELUS and prior to 1996 worked with Rogers Communications, Inc. Mr. Belec began his career as an associate at Fasken Martineau. He holds a Bachelor’s degree from Simon Fraser University and a Bachelor of Laws degree from Osgoode Hall Law School. Mr. Belec has completed various executive training programs and hosted numerous induction and learning programs both in and outside of TELUS International.

James Radzicki has served as our Chief Technology Officer since 2020. Prior to joining us, he served as Consulting Chief Information Officer for Spotlight Inc. from 2016 to 2017, Chief Information Officer for Alorica from 2014 to 2016, Executive Vice President and Chief Technology Officer for Stream Global Services from 2010 to 2013 and Vice President of Technology, Strategy and Governance for Network Solutions from 2008 to 2010. Prior to this, Mr. Radzicki held leadership positions at TeleTech Holdings Inc., including as Chief Information Officer from 2006 to 2008 and various IT positions including Vice President of Technology from 1996 to 2008. Mr. Radzicki holds a Bachelor of Science in Business Administration, Marketing and an Associate’s Degree in Computer Information Science and Network Administration from Denver Technical College. He is a Certified Information Systems Security Professional.

Our Directors

Josh Blair was elected to the board of directors on June 1, 2016 and serves as Chair of the board. Mr. Blair is a Co-Founder and the CEO of Impro.AI, a high-tech company that is enabling the benefits of executive coaching to be brought to employees at all levels of organizations on an affordable, effective and global basis. He also serves as the Vice Chair and Audit Chair for Carebook Technologies Inc., a digital health company listed on the TSX Venture Exchange. Additionally, Mr. Blair is a Partner at Esplanade Ventures, a venture capital firm focused on the health technology market. From 1995 through 2019, Mr. Blair served in increasingly senior leadership roles at TELUS Corporation, including as Group President from 2014 to 2019 overseeing TELUS International, TELUS Health, TELUS Business, TELUS Agriculture and TELUS Ventures. Mr. Blair holds a Bachelor Degree in Electrical Engineering from the University of Victoria and also completed the Executive Program at the Smith School of Business at Queen’s University.

Olin Anton joined the board of directors on January 19, 2021. Mr. Anton was previously a partner at Deloitte LLP from 2002 to 2016, where he served as head of the British Columbia audit practice starting in 2013, managing partner of the Vancouver office from 2012 to 2013 and head of the Vancouver audit function from 2004 to 2012. Mr. Anton retired from Deloitte LLP in 2016. Mr. Anton began his career at Arthur Andersen LLP, where he joined in 1976, became a partner in 1988 and served as head of its audit practice until 2002 when he joined Deloitte LLP. Mr. Anton holds Bachelor of Science and Bachelor of Commerce degrees from the University of Saskatchewan. He is a Fellow Chartered Professional Accountant and a U.S. Certified Public Accountant.

Kenneth Cheong was elected to the board of directors on June 1, 2016. Mr. Cheong is currently a Managing Director of Baring Private Equity Asia, where he joined in 1998. Prior to his time at Baring Private Equity Asia, Mr. Cheong served as Manager at Barclays de Zoete Wedd, where he joined in 1995 and remained until 1998, and Assistant Treasurer at DBS Bank, where he joined in 1992 and remained until 1995. Mr. Cheong holds a Bachelor of Science degree from the London School of Economics and Political Science.

Doug French was elected to the board of directors on September 23, 2020. Mr. French has served as Executive Vice-President and Chief Financial Officer of TELUS since 2016. Since joining TELUS in 1996, Mr. French has held progressively senior roles, including Senior Vice-President and Corporate Controller. Mr. French began his career as a Chartered Professional Accountant at Ernst and Young, where he worked for eight years before joining Clearnet, a predecessor company to TELUS. He holds a Bachelor of Arts (Honours), Commerce and Economics from the University of Toronto. Mr. French was appointed Fellow of the Chartered Professional Accountants of Ontario in 2017, and is a member of the International Accounting Standards Board’s Global Preparers Advisory Forum and the Prince’s Accounting for Sustainability Project.

Tony Geheran was elected to the board of directors on May 13, 2020. He currently serves as Executive Vice President and Chief Customer Officer of TELUS, a position he has held since 2018. He formerly served as Executive Vice President and President of Broadband Networks at TELUS from 2015 to 2018. He previously served in increasingly senior leadership roles at TELUS beginning in 2001, including as Senior Vice President from 2013 to 2015. He was formerly employed at Cable and Wireless Ireland and Cable and Wireless Communications. Mr. Geheran holds a Diploma in Professional Marketing from the Cranfield School of Management, a Certificate in Business Administration from The Open University and received his Professional Qualifications in Mechanical and Electrical Engineering while serving in the Royal Navy.

Stephen Lewis was elected to the board of directors on June 1, 2016. He joined TELUS in 1997, serving in a variety of roles including VP of Corporate Strategy and Business Development. Since July 2016 he has served as Senior Vice President and Treasurer of TELUS, responsible also for Corporate Development, Pension Investments and Investor Relations. Mr. Lewis formerly served as a consultant at Deloitte Touche Tohmatsu Limited from 1994 to 1997 and an account manager at the Royal Bank of Canada from 1988 to 1992. He holds a Business Degree from Ivey Business School and a Master of Business Administration from INSEAD. He is a Chartered Financial Analyst charter holder.

Jimmy Mahtani was elected to the board of directors on June 1, 2016. He is currently Managing Director of Baring Private Equity Asia, a position he has held since 2006. He formerly served as Vice-President at General Atlantic Partners from 2000 to 2006. He holds a Bachelor of Science in Business Administration from Georgetown University.

B.   Compensation

Overview

The following discussion of our executive compensation program includes information relating to our philosophy and approach to executive compensation, the methodologies and market research we use in determining compensation and the actual compensation earned by our named executive officers (“NEOs”) for their 2020 performance.

For 2020, our NEOs are:

•	Jeff Puritt, President and Chief Executive Officer (“CEO”);

•	Vanessa Kanu, Chief Financial Officer (“CFO”);

•	Charles (Chuck) Koskovich, Senior Vice President and Chief Operating Officer (“COO”);

•	Marilyn Tyfting, Senior Vice President and Chief Corporate Officer (“CCO”);

•	Michael Ringman, Chief Information Officer (“CIO”);

•	Richard (Rick) Rodick, Former Chief Financial Officer(1); and

•	George Puig, Former Senior Vice President and Chief Commercial Officer.(2)

(1)	Mr. Rodick’s employment as CFO terminated effective September 7, 2020, but he is treated as an NEO for purposes of this Annual Report as he served as our principal financial officer for a portion of the year. Effective on September 7, 2020, Vanessa Kanu became our CFO.

(2)	Mr. Puig’s employment as Senior Vice President and Chief Commercial Officer terminated effective May 21, 2020, but he is treated as an NEO for purposes of this Annual Report by virtue of his 2020 compensation.

Compensation Discussion and Analysis

Key Compensation Principles

We pay for performance. We establish a clear and direct link between compensation and the achievement of business objectives—in both the short-term and long-term—by providing an appropriate mix of fixed versus at-risk compensation and immediate versus future income linked to the share price performance of both the Company and TELUS. We also drive continued levels of high performance by setting ambitious targets.

The human resources committee of the Company’s board of directors takes an approach to compensation that is both market-based and performance-based. The primary focus of the human resources committee is to maintain an executive compensation program that supports the achievement of three objectives:

•	to advance our business strategy;

•	to enhance our growth and profitability; and

•	to attract and retain the key talent necessary to achieve our business objectives.

1.	We pay for performance

An NEO’s compensation is based on his or her personal performance, together with corporate performance and position within a range determined with reference to market compensation data. Linking executive pay to actual performance ensures that executive compensation is aligned with the creation of shareholder value.

2.	We promote sound risk-taking

Our executive compensation program incorporates many elements that are intended to ensure our compensation practices do not encourage excessive or inappropriate risk-taking. Below are some of the governance practices, policies and inherent design elements of our executive compensation program that help manage and mitigate risk in executive compensation.

WHAT WE DO
•	Compensation consultant—We use an external executive compensation consultant to assess our executive compensation program to ensure alignment with shareholder and corporate objectives, best practices and governance principles	•	Balance between short-term and long-term incentives—Reasonable balance between compensation elements that focus on short-term financial performance and longer-term Company and TELUS share price appreciation

•	Pay for performance—Our performance metrics are well communicated and regularly monitored through the corporate scorecards, see “—TELUS International Performance Bonus Program—Methodology—Step 2,” and include short- and long-term performance measures to avoid the pursuit of a performance metric at the expense of the business more generally. Additionally, 70% of the TELUS International Performance Bonus plan payments are based on corporate performance	•

Overlapping performance periods—Within our long-term incentive (“LTI”) program, the overlap in performance periods ensures that executives remain exposed to the risks of their decision-making and risk-taking through their unvested equity awards and the shares that they are required to own. See “—At-Risk Pay: Long-Term Incentives” for a summary of the treatment of the final grant of LTI awards under the MIP in light of our initial public offering

		•	Caps on payouts—Incentive awards are generally capped to avoid excessive payouts and are in line with market practices

•	Stringent share ownership requirements—In place for our executives with respect to Company shares granted under the Omnibus Long-Term Incentive Plan (“MIP”) (CEO—3x base salary and NEOs—1.5x base salary) and for our non-employee directors under our Board Policy Manual (5x the annual cash retainer portion of each director’s total annual compensation within five years of their initial election)

WHAT WE DO NOT DO
•	Maintain or reduce performance target levels for incentive plans. Instead, steadily increasing performance levels must be achieved to realize payouts year after year	•	Over-emphasize any single performance metric

		•	Guarantee annual base salary increases or bonus payments

•	Guarantee a minimum level of vesting for our long-term incentives	•	Offer excessive perquisites

3.	We balance the short-term and long-term

Our program features a well-balanced mix of fixed and variable pay elements, with the layering of payout timing, annual awards and overlapping vesting of equity incentives and various incentive vehicles.

LTIs (including TI share options (“TI Options”), TI phantom options (“TI Phantom Options”), TI phantom restricted share units (“TI Phantom RSUs”) and TELUS phantom restricted share units (“TELUS Phantom RSUs”)) are granted on an annual basis to NEOs under our MIP, resulting in a laddered vesting schedule, rather than one-time vesting on a specified date that generally results in larger, sporadic settlements, with the exception of certain accelerated vesting that occured upon the effectiveness of our initial public offering. The awards of TI Phantom Options are 45% cash-settled and 55% equity-settled, and the TI Phantom RSUs and TELUS Phantom RSUs are 100% cash-settled. Additionally, TI Options were granted to the CEO on December 23, 2016, as described further in “—At-Risk Pay: Long-Term Incentives”.

In connection with our initial public offering, our board of directors adopted the 2021 Omnibus Long-Term Incentive Plan (“2021 LTIP”), under which it granted equity awards to our NEOs at the initial public offering, and will make future annual grants. For information about the 2021 LTIP and equity compensation programs that we implemented in connection with our initial public offering, please see “—2021 Executive Compensation Changes in View of Initial Public Offering” and “—2021 Omnibus Long-Term Incentive Plan”.

4.	We reward contribution

Our approach to executive compensation is both market-based and performance-based. Our compensation structure and philosophy generally track the compensation structure of TELUS. LTI grant levels have historically been performance-differentiated and are based on an executive’s in-year performance and future potential.

We consider this performance-based approach to granting LTIs to be a best practice, instead of granting LTIs based on market benchmarks only.

5.	We align compensation with corporate strategy

To align executive compensation with our corporate strategy, we make a direct link between an executive’s pay and his or her performance against the achievement of our corporate objectives.

The CEO and the other NEO’s annual performance bonuses are evaluated through a combination of corporate scorecards, which evaluate the performance of both the Company and TELUS and individual performance (plus business unit scorecard for NEOs). Performance bonus metrics are part of a multi-year business plan and are aligned with our longer-term goals.

6.	We align our pay practices across the organization

Our pay practices are aligned across the organization. We also use the following methodologies in considering equitable compensation:

•	bonus calculations include a mix of Company and individual performance metrics for executives, as well as all team members;

•	we ensure overall annual increases to base salary for the executives are relatively aligned with increases to base salary for positions below the executive level;

•	materially or significantly increased responsibility in any team member’s role and/or a subsequent promotion is accompanied by a change in pay, as appropriate; and

•	we use compensation data, along with other relevant factors, such as internal equity and strategic significance of the role, to develop a base salary range and a total compensation target for all positions across the organization.

Executive Compensation Changes in View of Initial Public Offering

In preparing for our initial public offering, the human resources committee has worked closely with its compensation consultant, Korn Ferry (the “Compensation Consultant”) to design a compensation construct for our CEO and senior leadership team that was consistent with the compensation construct in place prior to our initial public offering, but that more closely ties with market practice and reflects a commitment to the long-term interests of our shareholders, provides flexibility to the changing needs and priorities of our business and stakeholders, prioritizes high levels of performance and is equitable.

As noted below under “—At-Risk Pay: Long-Term Incentives,” in 2016, the human resources committee approved our MIP and reserved approximately 5% (the “MIP Pool”) of the total outstanding equity of the Company for issuance from time to time in the form of cash and equity-settled LTI awards. Approximately 2% of the MIP Pool was granted in 2016, and the remaining approximately 3% of the MIP Pool was reserved for grant over a five-year period (0.6% per year). As of the beginning of 2020, 2.4% of the MIP Pool had been granted to and allocated among the executive team. The final 0.6% of this five-year MIP was scheduled to be granted in the ordinary course in December 2020.

Due to the timing of our initial public offering and its proximity to the final MIP grant under our MIP, upon the recommendation of our Compensation Consultant, our human resources committee decided to grant the final tranche of the 2020 MIP in respect of 2020 performance on the effective date of our initial public offering. Our initial public offering grants were approved prior to the date of the initial public offering, and our human resources committee has approved modifications to our equity compensation program, taking into account the following considerations:

•	accounting, tax and regulatory concerns that could result from granting equity-based awards in the month prior to our initial public offering, particularly with respect to the grant of options;

•	allowing for equity-settled awards, as opposed to cash-settled, to enhance alignment with shareholders and allow for more favorable accounting and tax treatment; and

•	aligning performance conditions to the current TI organization only (i.e., service, financial and operational performance).

The final MIP grant that was to be made in December 2020 (the “2020 LTI”) was made pursuant to the terms of the 2021 LTIP and was granted effective as of the initial public offering, and was intended to approximate the annual grant the executives otherwise would have received in December 2020 under the MIP. As such, the aggregate value of the 2020 LTI grants approximated the 0.6% of the remaining MIP Pool reserved for the final grant under the MIP. The 2020 LTI were allocated among the named executive officers in the same manner as annual grants were historically allocated under the MIP: 30% for Mr. Puritt, 12% for Ms. Kanu, 12% for Mr. Koskovich, 12% for Ms. Tyfting and 8% for Mr. Ringman, and the remaining 26% allocated to select other members of management. The awards were granted as 50% share-settled TI share options (“TI Options”) and 50% share-settled TI restricted share units (“TI RSUs”) (40% TI Options and 60% TI RSUs for Mr. Puritt), with the portion of the MIP that had been historically granted as TELUS Phantom RSUs instead being granted in the form of equity-settled TI RSUs. The TI Options and TI RSUs will generally vest in four equal annual installments, in each case, subject to continued employment through each applicable vesting date, consistent with standard time-based vesting under our MIP and under the 2021 LTIP.

In addition, pursuant to Ms. Kanu's employment agreement, she was entitled to receive an equity grant with a grant date fair value of $750,000 for services in 2020. Due to the timing of our initial public offering, our human resources committee, with Ms. Kanu's consent, decided to delay the grant until the effective date of the initial public offering. Ms. Kanu received a grant of 30,000 TI RSUs under our 2021 LTIP on February 2, 2021 that will generally vest in four equal annual installments.

Board Oversight and Compensation Governance

Our executive compensation governance protects the peer relationships among the members of our board of directors and TELUS, our controlling shareholder. In 2020, the board manual, which describes the terms of reference for various Company governance functions, set forth our governance policies around executive compensation as follows:

Our board of directors had the following responsibilities:

•	appoint and replace the CEO (subject to the shareholder agreement among TELUS International, TELUS and Baring), which responsibility the board of directors has delegated to the TELUS CEO;

•	satisfy itself about the integrity of our CEO and the executive team; and

•	oversee succession planning for the CEO and all other members of the executive team, which responsibility the board of directors has delegated to the human resources committee.

The TELUS CEO had the following responsibilities:

•	approve our equity compensation plan design in consultation with our CCO and the human resources committee, and subject to the shareholder agreement between us, TELUS and Baring.

The human resources committee had the following responsibilities:

•	review and approve the key terms and conditions of all agreements, including those dealing with retirement, termination of employment or other special circumstances, between the Company and any member of the executive team;

•	develop and approve the Company’s compensation philosophy and guidelines for the executive team, including the CEO;

•	review the Company’s compensation philosophy and guidelines;

•	upon the recommendation of the CEO, review and approve the design of the annual performance bonus plan;

•	consult with the chair of the human resources committee and recommend to the TELUS CEO the proposed establishment of, and any material changes to, the Company’s equity compensation plan;

•	consider and recommend to the TELUS CEO the share ownership guidelines for the CEO and the executive team and review compliance with those guidelines;

•	review and recommend to the TELUS CEO the corporate scorecard, individual goals and objectives relevant to CEO compensation and the performance evaluation of the CEO;

•	review and recommend to the TELUS CEO the CEO’s compensation (provided that any grant of securities under the MIP will be approved by the TELUS CEO acting alone but in consultation with the human resources committee); and

•	upon the recommendation of the CEO, review and approve the performance evaluations and the compensation of the executive team (provided that any grant of securities under the MIP will be approved by the chair of the human resources committee acting alone but in consultation with the human resources committee).

In 2020, Josh Blair, the chair of our board of directors and the chair of the human resources committee was delegated the authority by our board of directors to approve the appointments, compensation and succession plans for members of the executive team, and the TELUS CEO was delegated the authority to approve the compensation of our CEO. The CCO and the human resources team implemented the processes required to administer the executive compensation program approved by the TELUS CEO, the human resources committee and the chair of the human resources committee.

Immediately prior to the initial public offering, we implemented a revised Board Policy Manual, under which the human resources committee has the authority to develop the Company’s philosophy and guidelines on executive compensation, oversee succession-planning and review and approve certain compensation and performance-rating decisions. The human resources committee has substantially similar duties and responsibilities to those described above but will no longer make recommendations to the TELUS CEO.

Human Resources Committee Experience

Members of the human resources committee have a range of complementary skills in areas such as human resources, corporate governance, risk assessment, public company leadership and board experience, which enable them to make effective decisions on our compensation practices. All of the human resources committee members have served in executive capacities or on compensation committees with other public issuers and, through those roles, have acquired direct experience relevant to their responsibilities for reviewing and considering executive compensation.

In 2020, the members of the human resources committee were Josh Blair, Kenneth Cheong and Jimmy Mahtani. Further information about the human resources committee members can be found in “Item 6A—Directors and Senior Management—Our Directors,” and information about the current composition and responsibilities of the human resources committee can be found in “Item 6C—Board Practices—Human Resources Committee”.

Compensation Consultant

In preparation for our initial public offering, the human resources committee engaged the Compensation Consultant as a compensation consultant and advisor to the board of directors and management. During 2020, the Compensation Consultant performed a variety of tasks for the human resources committee, including but not limited to: reviewing the competitiveness of our executive and director compensation program and annual incentive and LTI program design in connection with the initial public offering.

Compensation Elements for the CEO and the Other NEOs in 2020

The key components of total direct compensation for the CEO and the other NEOs are fixed-base salary, short-term performance bonuses (paid in cash to reward annual performance, and in addition for Mr. Puig, to reward sales) and LTIs (historically paid as a management incentive bonus consisting of TI Phantom Options that settle in cash and equity, and TI Phantom RSUs and TELUS Phantom RSUs (both of which settle in cash) to promote retention and reward performance over the long term). Due to the timing of our initial public offering falling shortly after our ordinary annual grant cycle, our human resources committee decided to delay the grant of annual LTI awards for 2020 until the completion of our initial public offering, which occurred on February 5, 2021, and change the composition of the LTI awards. For information about the 2020 LTI awards and the equity compensation programs that we implemented in connection with our initial public offering, please see “—Executive Compensation Changes in View of Initial Public Offering” and “—At-Risk Pay: Long-Term Incentives”.

Benefits and perquisites, including retirement benefits, are also considered as part of the Company’s total compensation for the CEO and the other NEOs. See “—Benefits and Perquisites” for more details.

Total Compensation at a Glance

This table describes the components of total compensation that our NEOs have received for fiscal year 2020. Our human resources committee has decided to delay the grant of annual LTI awards for 2020 until the completion of our initial public offering, which occurred in 2021. For information about the 2020 LTI awards and new equity compensation programs that we implemented in connection with our initial public offering, please see “—Executive Compensation Changes in Light of Initial Public Offering” and “—At-Risk Pay: Long-Term Incentives”.

Component	Description	Objective
Fixed-base salary	• Ranges are established for each position based on market practice, with the mid-point of the range being set at the median of the comparator group	Recognizes varying levels of responsibility, prior experience, breadth of knowledge, overall individual performance and internal equity, as well as the pay practices of companies in the comparator group
Annual performance bonus

•      Target ranging from 50%—60% of base salary for NEOs and target of 100% base salary for the CEO

•      TELUS International Performance Bonus Program (“PBP”) tied to the performance of the NEO and the Company’s and TELUS’ overall corporate performance, with corporate performance given 70% weighting

•      PBP metrics can lead to payouts ranging from zero (for substandard performance) to a maximum of 150% of target (for exceptional performance)

•      TELUS International Sales Incentive Plan (for the former Chief Commercial Officer) tied to the annual revenue billed on net new sales by the Company’s sales team

Provides an annual performance bonus paid in cash based on corporate and individual performance of the applicable year (and sales for the former Chief Commercial Officer)
Equity compensation	• Links a significant portion of the at-risk compensation to Company shareholder return and helps to promote retention of executives	Helps to promote retention of executives
Benefits and perquisites	• A competitive executive benefits program • Vehicle allowance for the CEO and CCO and annual allowance for the CEO, and other perquisites
Retirement benefits

•      Benefits under TELUS’ Amended and Restated Pension Plan for Management and Professional Employees of TELUS Corporation (the “DB Plan”), a contributory, Canadian-registered defined benefit plan for our CEO and CCO, benefits under the Supplemental Retirement Arrangement for Designated Executives of TELUS Corporation (“SRA”) consistent with market practice for Canadian executives for our CEO, benefits under TELUS’ Supplementary Employee Retirement Plan for Vice Presidents and Certain Other Designated Employees (“SERP 2020”) for our CCO and benefits under TELUS’ Defined Contribution Pension Plan for Provincially Regulated Employees (the “Defined Contribution Plan”) (a registered defined contribution plan) for our CFO. Our CEO and CCO also have retirement benefits in the TELUS Supplementary Savings Plan (the “Savings Plan”) (a nonqualified after-tax account), but no longer contribute to the Savings Plan. These retirement programs are further described in “—TELUS Retirement Plan Benefits”.

•      Competitive 401(k) plan with Company match for US executives

2020 Approach to Compensation

Base Salary Methodology

During 2020, the human resources committee considered and recommended the CEO’s annual base salary to the TELUS CEO, and the TELUS CEO approved it. The CEO considered and recommended the annual base salary for the executive team to the human resources committee. Josh Blair, the chair of our board of directors and the chair of the human resources committee, has been delegated the authority by our board of directors to approve any changes for members of the executive team (other than the CEO).

We set our salary range midpoints at the 50th percentile of a comparator group. As part of its annual pay assessment for 2020, the human resources committee reviewed competitive pay data prepared by the Compensation Consultant. We then made adjustments to individual base salaries that we consider appropriate to recognize the executives’ varying levels of responsibility, prior experience, breadth of knowledge, overall individual performance and internal equity, as well as the pay practices of companies in a comparator group.

Pursuant to the revised Board Policy Manual that we implemented prior to the completion of our initial public offering, going forward, the human resources committee will review and approve the CEO’s compensation, at least once annually, based on the human resources committee’s assessment of the CEO’s performance.

At-Risk Incentive Pay Components

At-risk incentive pay consists of:

•	annual performance bonus (paid in cash); and

•	long-term incentives (historically in the form of TI Options, TI Phantom Options, TI Phantom RSUs and TELUS Phantom RSUs).

The following outlines our approach in determining and delivering these at-risk incentive pay components.

At-Risk Pay: Annual Performance Bonus

The annual performance bonus for NEOs is determined pursuant to the PBP. Mr. Puig was also entitled to receive sales incentive payments pursuant to the TELUS International Sales Incentive Plan (the “SIP”). A summary of the terms of each program follows.

TELUS International Performance Bonus Program

Methodology

The PBP is designed to reward the achievement of business objectives in the short-term by providing immediate income in cash. For 2020, this component of at-risk pay was calculated based on individual (30%) and corporate (70%) performance to better reflect affordability and our continued focus on funding strategic investments. The corporate performance consists of a Company component (50%) and a TELUS component (20%), as detailed in the formula below. In 2021 we will review the corporate performance factors, and we anticipate the TELUS component will be removed.

For 2020, each executive’s annual target performance bonus under the PBP was set using the following formula. Each element in the formula is explained in the steps outlined below:

To determine the annual performance bonus for each executive, we follow a four-step process:

Step 1: Assess TELUS corporate performance as measured by the corporate scorecard results;

Step 2: Assess Company corporate performance as measured by the corporate scorecard results;

Step 3: Assess an executive’s individual performance; and

Step 4: Calculate the annual performance bonus based on the above payout formula.

Step 1: Assess TELUS corporate performance as measured by the corporate scorecard results

TELUS corporate performance is measured through the results of the TELUS scorecard, which is determined after the end of a performance year. These results are then shared with the Company for purposes of calculating the annual performance bonus.

Step 2: Assess Company corporate performance as measured by the corporate scorecard results

The Company’s corporate performance is measured through the results of our corporate scorecard, which is determined after the end of a performance year by rating the extent to which we have met or exceeded our targets for each metric set at the start of the year. Our 2020 metrics measured achievements in the following areas: TELUS Team, Customers First, and Profitable Growth & Efficiency. See below table on the 2020 corporate scorecard and our results.

The objectives in the Company’s corporate scorecard are set each year and collectively approved by the CEO, CFO, CCO and COO at the beginning of the year. Financial metrics in the objectives are largely based on targets that meet or exceed the annual budget approved by the board of directors.

The key aspects of the target-setting process include:

•	selecting measurable and auditable performance metrics;

•	ensuring that, as a general principle, the threshold target for any metric (yielding a 0.5x multiplier) exceeds the actual result on that metric in the previous year. The target (yielding a 1.0x multiplier) for any budget-related metric is generally set at or above the corresponding number in the corporate budget approved by the board of directors;

•	stress-testing the current year’s targets against the prior year’s scorecard to determine year-over-year continuous improvement;

•	ensuring that the targets and stretch targets that are used to determine whether these objectives have been met or exceeded are clearly set out in the Company’s corporate scorecard; and

•	ensuring that all performance metrics are tied to the Company’s achievement of our corporate objectives.

During the year, results and/or targets may be adjusted to normalize for one-time events or other unique circumstances. In accordance with the adjustment process, the CEO, CFO, CCO and COO collectively review and approve all adjustments proposed by management.

Step 3: Assess an executive’s individual performance

The individual performance of each NEO is initially assessed by the CEO. The individual performance of the CEO is assessed by the human resources committee, with input from the full board of directors. The chair of the human resources committee invites board of directors’ members to provide their feedback regarding the CEO’s performance.

Step 4: Calculate the annual performance bonus based on the above payout formula

Based on an assessment and recommendation from the CEO, the human resources committee reviews each NEO’s performance and determines an individual multiplier, and along with the related multiplier in the Company and TELUS corporate balanced scorecards, recommends the annual performance bonus under the PBP for each NEO using the formula in the section “—TELUS International Performance Bonus Program”. The human resources committee, with input from the chair of the board of directors due to the peer relationships between our Company and TELUS, our controlling shareholder, assesses the personal performance of the CEO and his leadership. Based on this assessment, the human resources committee determines an individual multiplier and, along with the related multiplier in the Company and TELUS corporate-balanced scorecards, recommends to the TELUS CEO for approval of the annual performance bonus under the PBP for the CEO, based on the formula in the section “—TELUS International Performance Bonus Program”.

The relative weight that corporate (both the Company and TELUS), business unit and individual performance has in determining a team member’s annual performance bonus under the PBP depends on the individual’s organizational level and ability to influence the Company’s overall performance. For each of our NEOs, TELUS corporate performance is weighted at 20%, Company corporate performance is weighted at 50% and individual performance is weighted at 30%. In addition to TELUS corporate, Company corporate and individual performance, the board of directors has the discretion to adjust bonus payouts for any extraordinary circumstances or other factors, as it deems appropriate.

TELUS International Sales Incentive Program

The SIP is designed to reward the sales team for driving profitable growth by finding creative and flexible answers and addressing the needs of our customers. SIP participants may be eligible for a monthly cash payment based on net billed revenue and profit margin, and the former Chief Commercial Officer was eligible for an annual overlay cash payment under the SIP, based on revenue from net new sales.

SIP payments for sales account executives are calculated on a monthly basis and are based on net billed revenue for that month that meets the minimum criteria for total contract value and profit margin (which criteria vary by jurisdiction), multiplied by the applicable commission rate. The annual overlay payment for the former Chief Commercial Officer was determined by multiplying annual revenue billed on net new sales attributed to the sales account executives reporting to the former Chief Commercial Officer by a 1% overlay rate. The overlay payment is calculated by the Compensation Review Committee (“CRC”) and approved by the human resources committee. During the year, results and revenue eligibility criteria may be adjusted to account for unique circumstances with any adjustments reviewed by the CRC, in accordance with SIP policy.

At-Risk Pay: Long-Term Incentives

Methodology

In 2016, the human resources committee approved the MIP and reserved approximately 5% of the total outstanding equity of the Company for issuance, referred to as the MIP Pool, from time to time in the form of cash and equity-settled LTI awards under the MIP:

•	approximately 1% of the MIP Pool was granted in 2016 to all NEOs (other than Mr. Koskovich and Ms. Kanu) and other non-NEOs;

•	approximately 1% of the MIP Pool was granted to the CEO as a one-time special TI Option award on December 23, 2016, of which one-third of these share options (or 539,892 share options) were granted with an exercise price equal to the fair market value of the Company’s share price at the time of grant, or $4.87, and the remaining two-thirds of these share options (or 1,259,748) were granted with an elevated exercise price (approximately 2x the Company’s share price on the date of grant, or $8.94); and

•	the remaining approximately 3% of the MIP Pool was reserved for the grant over a five-year period (0.6% per year), of which 2.4% has been granted to and allocated among the executive team. For each annual allocation of the MIP Pool for the NEO LTI awards (the “Annual Allocation”), each NEO’s share of the Annual Allocation is determined based on a review of competitive market data, executive performance and future potential: 30% for Mr. Puritt, 12% for Mr. Koskovich, 12% for Ms. Tyfting and 8% for Mr. Ringman (each, a “NEO Annual Allocation”). As Ms. Kanu commenced employment in 2020, she did not have an NEO Annual Allocation and her eligibility for a long-term incentive award is specified in her employment agreement and described below.

From 2016 through 2019, the 0.6% of the MIP Pool that was granted each year was granted in the form of TI Options (for 2016) and otherwise was granted in TI Phantom Options, TI Phantom RSUs and TELUS Phantom RSUs. Each NEO Annual Allocation was comprised of the components below:

•	50% TI Phantom Options;

•	30% TI Phantom RSUs; and

•	20% TELUS Phantom RSUs.

Each grant of TI Phantom Options, TI Phantom RSUs and TELUS Phantom RSUs vested subject to continued service through the vesting date (generally 2.5 years following the grant for TI Phantom RSUs and TELUS Phantom RSUs and the third anniversary of the grant date for cash-settled TI Phantom Options), and a performance multiplier that was based 60% on the Company’s EBITDA and 40% on the quality of service for the Company’s customers.

Pursuant to the MIP, the board of directors has delegated its authority to the chair of the human resources committee to determine, in consultation with Baring pursuant to the shareholders’ agreement, the eligible participants under the MIP, and to approve all individual grants and applicable terms, including the value of the grants, performance criteria, the applicable performance period and any vesting conditions.

Due to the timing of our initial public offering and the original timing of the final MIP grant occurring shortly following the Lionbridge AI acquisition and prior to the approval of the 2021 LTIP, our human resources committee decided, upon the recommendation of our Compensation Consultant, to grant the final tranche of the 2020 MIP in respect of 2020 performance on the effective date of the initial public offering. Despite the delay, the 2020 LTI award approximated the annual grant each executive otherwise would have received in December 2020 under the MIP, after taking into account the timing of the initial public offering. As such, the aggregate value of the 2020 LTI grants approximated the 0.6% of the remaining MIP Pool reserved for final grant under the MIP. The 2020 LTI was allocated among the named executive officers in the same manner as annual grants were historically allocated under the MIP: 30% for Mr. Puritt, 12% for Ms. Kanu, 12% for Mr. Koskovich, 12% for Ms. Tyfting and 8% for Mr. Ringman, and the remaining 26% allocated to select other members of management. The 2020 LTI was granted using the initial public offering price.

The awards were generally granted as 50% share-settled TI Options and 50% share-settled TI RSUs (40% TI Options and 60% TI RSUs for Mr. Puritt), with the portion of the MIP that had been historically granted as TELUS Phantom RSUs instead being granted in the form of share-settled TI RSUs. The TI Options have an exercise price equal to the Company share price upon the effectiveness of our initial public offering. The TI Options and TI RSUs generally vest in four equal annual installments, in each case, subject to continued employment through each applicable vesting date, consistent with standard time-based vesting under our MIP and under the 2021 LTIP. The individual grant values for each of our NEOs is set forth below:

Named Executive Officer	Number of TI RSUs	Number of TI Options(1)	Total Grant Date Fair Value
Jeff Puritt	205,308	167,693	$6,026,166
Vanessa Kanu	65,358	83,849	$2,080,695
Chuck Koskovich	65,358	83,849	$2,080,695
Marilyn Tyfting	65,358	83,849	$2,080,695
Michael Ringman	43,569	55,899	$1,387,055

(1)            The Company estimates the fair value of option-based awards using the Black-Scholes valuation model.

In addition, pursuant to Ms. Kanu's employment agreement, she is entitled to receive an equity grant with a grant date fair value of $750,000 for services in 2020. Due to the timing of our initial public offering, our human resources committee, with Ms. Kanu's consent, decided to delay the grant until the effective date of the initial public offering. Ms. Kanu received a grant of 30,000 TI RSUs under our 2021 LTIP on February 2, 2021 that will generally vest in four equal annual installments.

We are working with the human resources committee and Compensation Consultant to design and implement an ongoing compensation program for our CEO and the other NEOs as a public company. We will disclose information about the post-offering compensation program once approved by the board of directors or its delegate.

Benchmarking

When making compensation decisions, the human resources committee takes into consideration the value of total direct compensation (“TDC”), which consists of base salary, annual performance bonus and long-term equity incentive compensation provided to executives. The human resources committee generally looks to position the value of target TDC to be competitive with the 50th percentile of comparable companies, with exceptions made based on the human resources committee’s analysis of key factors.

In assessing the appropriateness of a company, the human resources committee considered the following criteria: annual revenues, profitability, market capitalization, and the comparator groups used by proxy advisory firms.

2020 Actual Compensation

Base Salary Compensation

The annual base salaries that our NEOs were entitled to receive in respect of calendar year 2020, were as follows:

Name	2020 Annual Base Salary(1) ($)
Jeff Puritt	700,000
Vanessa Kanu	395,000	(2)
Chuck Koskovich	380,000
Marilyn Tyfting	275,245	(3)
Michael Ringman	300,000
Rick Rodick	301,959	(4)
George Puig	260,000	(5)

(1)	Base salary amounts reflected in the Summary Compensation Table differ because due to the COVID-19 pandemic, annual merit increases for 2020 took effect on September 1, 2020. Annual merit increases typically take effect in April.

(2)	Base salary value converted from CAD $500,000 to USD using an exchange rate on December 31, 2020, of $0.79.

(3)	Base salary value converted from CAD $348,412 to USD using an exchange rate on December 31, 2020, of $0.79.

(4)	Mr. Rodick’s employment as CFO terminated effective September 7, 2020.

(5)	Mr. Puig’s employment as Senior Vice President and Chief Commercial Officer terminated effective May 21, 2020.

For more details about the actual amount of base salary paid to our NEOs in 2020, see “—Summary Compensation Table”.

2020 PBP Payouts

Each NEO’s annual performance bonus was determined by applying the formulas outlined under the headings “—TELUS International Performance Bonus Program”. Specifically, the human resources committee assessed the Company’s and TELUS’ corporate performance against the corresponding targets, as measured by the corporate scorecards for each of the Company and TELUS, and effective personal performance and leadership.

Based on the above, each our the NEOs received the following amounts under the PBP for fiscal 2020.

Named Executive Officer	2020 PBP Payout
Jeff Puritt	$686,449
Vanessa Kanu	$165,900	(1)
Chuck Koskovich	$204,742
Marilyn Tyfting	$153,284	(1)
Michael Ringman	$146,965

(1)	This value is converted from CAD $210,000 to USD for Ms. Kanu and from CAD $194,031 for Ms. Tyfting using an exchange rate on December 31, 2020, of $0.79

Benefits and Perquisites

We provide our NEOs with a competitive benefits program that includes health and dental coverage, life, accident and critical illness insurance coverage, short-term and long-term disability coverage and health spending accounts for all our employees. We also offer Canadian executives the opportunity to purchase TELUS shares through regular payroll deductions, with a match of 35% for Canadian executives to a maximum of 6% of base salary under the TELUS employee share purchase plan.

The use of perquisites is limited for our NEOs. Some of the perquisites we provide to our NEOs include an (1) executive health plan for Canadian executives; (2) a flexible perquisite annual allowance intended to cover financial and retirement counseling and other items, for our CEO; (3) a vehicle allowance for our CEO and CCO; (4) a parking allowance for our CCO and (5) telecom benefits for the home (for work and personal use) of our Canadian executives, including our CFO and CCO. For information regarding the value of perquisites paid to our NEOs in 2020, see “—Summary Compensation Table”.

Our CEO is entitled to benefits under the DB Plan and SRA pension plans consistent with market practice for TELUS Canadian executives, our CFO is entitled to participate in the Defined Contribution Plan (a registered defined contribution plan) and our CCO is entitled to participate in the DB Plan and SERP 2020. Our NEOs in the United States are eligible to participate in the Company’s 401(k) plan and are entitled to receive an employer matching contribution. For information regarding the value of retirement benefits paid to our NEOs in 2020, see “—Summary Compensation Table,” “—Pension Benefits” and “—TELUS Nonqualified After-Tax Account”.

Employment Agreements

We have entered into employment agreements with our CEO and CFO, respectively, and offer letters with our other NEOs. Details on NEO severance arrangements can be found below under “—Summary of NEO Employment and Separation Agreements”.

Clawback Policy for Mr. Puritt

Mr. Puritt’s employment agreement provides that the TELUS clawback policy will apply to his compensation. The TELUS clawback policy allows TELUS to recover or cancel certain incentives to executive officers in circumstances where (1) there has been a material misrepresentation or material error resulting in the restatement of TELUS’ financial statements; (2) an executive would have received less incentive compensation based on the restated financials; and (3) the executive’s misconduct (such as an act of fraud, dishonesty or willful negligence or material non-compliance with legal requirements) contributed to the obligation to restate the TELUS financial statements.

In the circumstances described above, the board of directors of TELUS may cancel, or require the executive to repay to TELUS, all or part of the following compensation paid or awarded to the executive in respect of the financial year for which restated financial statements are required:

•	the annual performance bonus;

•	unvested TI Phantom Options, TI Phantom RSUs and TELUS Phantom RSUs;

•	vested but unexercised options; and

•	any monetary payments and shares received from the exercise or settlement of LTI awards.

The board of directors of TELUS may seek recoupment if the restatement of the financial statement(s) occurs within 36 months of the original date the audited financial statements were filed with the requisite securities commissions or similar regulatory authorities in each of the provinces and territories of Canada.

Conclusion

The human resources committee believes that the overall executive compensation program is effective in attracting and retaining executives, as well as in providing direction and motivation for the executives to make a significant contribution to the Company’s success, thereby enhancing the value of the Company for its shareholders. We also believe that the design of our executive compensation program does not encourage inappropriate risk-taking.

Summary Compensation Table

The following table summarizes the compensation earned by our NEOs for the years ending December 31, 2020 and December 31, 2019.

Name and Principal Position	Year	Salary ($)(1)		Bonus ($)		Stock Awards ($)(2)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)		Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)		All Other Compensation ($)		Total Compensation ($)
Jeff Puritt	2020	611,809		—		—	—	686,449		2,004,072	(3)	103,909	(4)	3,406,239
President and Chief Executive Officer	2019	565,965		—		1,443,461	157,434	636,145		2,942,170		97,835		5,843,010
Vanessa Kanu	2020	121,135	(5)	395,000	(6)	—	—	165,900	(7)	—		8,951	(8)	690,986
Chief Financial Officer	2019	—		—		—	—	—		—		—		—
Charles (Chuck) Koskovich	2020	344,992		—		—	—	204,742		—		48,189	(9)	597,923
Senior Vice	2019	349,835		—		577,385	62,972	189,785		—		37,472		1,217,449
President and Chief Operating Officer
Marilyn Tyfting	2020	268,920	(10)	—		—	—	153,284	(7)	134,458	(11)	46,746	(12)	603,408
Senior Vice	2019	266,014		—		577,385	62,972	148,303		—		70,325		1,124,999
President and Chief Corporate Officer						—	—
Michael Ringman	2020	272,158		50,000	(13)	—	—	146,965		—		28,826	(9)	497,949
Chief Information Officer	2019	261,753		—		384,923	41,981	142,001		—		33,374		864,032
Richard (Rick) Rodick	2020	216,481		—		—	—	—		—		811,447	(14)	1,027,928
Former Chief Financial Officer(15)	2019	299,591		—		577,385	62,972	160,281		—		33,492		1,133,721
George Puig(16)	2020	110,000		—		—	—	—		—		373,228	(14)	483,228
Former Senior Vice President and Chief Commercial Officer	2019	260,000		—		336,808	36,736	252,244		—		26,100		911,888

(1)	Actual base salary paid in 2020 differs from our NEO’s base salary because annual merit increases for 2020 took effect in September 2020.

(2)	The values set forth in the Stock Awards column for 2019 represent the aggregate grant date fair value of TI Phantom RSUs and TELUS Phantom RSUs granted to the NEOs on December 27, 2019, computed in accordance with IFRS 2. The values set forth in the Option Awards column for 2019 represent the aggregate grant date fair value of TI Phantom Options granted to the NEOs on December 27, 2019, with an adjusted exercise price of $8.46 to reflect the 4.5-for-1 share split, computed in accordance with IFRS 2.

(3)	For 2020, this value is converted from CAD $2,536,800 to USD using an exchange rate on December 31, 2020, of $0.79 and reflects the actuarial increase in the present value of Mr. Puritt’s benefits under the DB Plan (CAD $96,800) and the SRA (CAD $2,440,000). See “—TELUS Retirement Plan Benefits” for more information on the pension plan benefits and how such amounts are calculated.

(4)	All Other Compensation for fiscal 2020 consisted of $17,400 car allowance, $25,000 other annual allowance, $857 gift card and CAD $76,775 in dividends on TELUS Phantom RSUs, calculated by multiplying the value of TELUS dividends issued in 2020 by the number of TELUS Phantom RSUs held by Mr. Puritt each time dividends were issued and converted from CAD to USD using an exchange rate on December 31, 2020, of $0.79.

(5)	This value is converted from CAD $153,336 to USD using an exchange rate on December 31, 2020, of $0.79.

(6)	In connection with her employment agreement, Ms. Kanu received a signing bonus of CAD $500,000 converted to USD using an exchange rate on December 31, 2020, of $0.79.

(7)	This value is converted from CAD $210,000 to USD for Ms. Kanu, which she is entitled to receive pursuant to her employment agreement for 2020, and from CAD $194,031 for Ms. Tyfting using an exchange rate on December 31, 2020, of $0.79.

(8)	All Other Compensation for fiscal 2020 consisted of CAD $329 for telecom benefits for the home, TELUS contributions of CAD $7,782 to the Defined Contribution Plan, and CAD $3,220 to TELUS’ employee share purchase plan, each converted from CAD to USD using an exchange rate on December 31, 2020, of $0.79.

(9)	All Other Compensation for fiscal 2020 consisted of $13,375 for the employer matching contributions to the Company’s 401(k) plan for Mr. Koskovich and $12,674 for Mr. Ringman, and TELUS Phantom RSU dividends of CAD $44,068 for Mr. Koskovich and CAD $20,445 for Mr. Ringman, in each case, calculated by multiplying the value of TELUS dividends issued in 2020 by the number of TELUS Phantom RSUs held by Mr. Ringman and Mr. Koskovich, respectively, each time dividends were issued and converted from CAD to USD using an exchange rate on December 31, 2020, of $0.79.

(10)	For 2020, this value is converted from CAD $340,405 to USD using an exchange rate on December 31, 2020, of $0.79.

(11)	This value is converted from CAD $170,200 to USD using an exchange rate on December 31, 2020, of $0.79 and reflects the actuarial increase in the present value of Ms. Tyfting’s benefits under the DB Plan (CAD $64,800) and the SERP 2020 (CAD $105,400). See “—TELUS Retirement Plan Benefits” for more information on the pension plan benefits and how such amounts are calculated.

(12)	All Other Compensation for fiscal 2020 consisted of CAD $14,400 car allowance, CAD $2,696 parking benefit, CAD $2,561 for telecom benefits for the home, and CAD $8,953 to TELUS’ employee share purchase plan, and TELUS Phantom RSU dividends of CAD $30,562, calculated by multiplying the value of TELUS dividends issued in 2020 by the number of TELUS Phantom RSUs held by Ms. Tyfting each time dividends were issued and converted from CAD to USD using an exchange rate on December 31, 2020, of $0.79.

(13)	Mr. Ringman received a $50,000 temporary assignment bonus in 2020 for serving as CIO of the Company and interim CIO of TELUS until a successful candidate was hired at TELUS.

(14)	All Other Compensation for fiscal 2020 consisted of severance payments of $756,177 for Mr. Rodick and $343,359 for Mr. Puig, paid time off accruals of $22,770 for Mr. Rodick and $10,688 for Mr. Puig, employer matching contributions to the Company’s 401(k) plan of $13,523 for Mr. Rodick and $8,331 for Mr. Puig, and TELUS Phantom RSU dividends of CAD $24,022 for Mr. Rodick and CAD $13,734 for Mr. Puig, in each case, calculated by multiplying the value of TELUS dividends issued in 2020 by the number of TELUS Phantom RSUs held by Mr. Rodick and Mr. Puig, respectively, each time dividends were issued, and converted from CAD to USD using an exchange rate on December 31, 2020, of $0.79.

(15)	Mr. Rodick’s employment as CFO terminated effective September 7, 2020.

(16)	Mr. Puig’s employment as Senior Vice President and Chief Commercial Officer terminated effective May 21, 2020.

Grants of Plan-Based Awards

The table below presents information regarding awards granted by the Company during the year ending December 31, 2020. The Company did not make any equity grants under the MIP, including TI Phantom Options, TI Phantom RSUs, TELUS Phantom RSUs and TI Options, to our NEOs in the year ending December 31, 2020.

		Estimated future payouts under non-equity incentive plan awards
Name	Grant Date	Threshold ($)	Target ($)		Maximum ($)
Jeff Puritt	Annual Incentive(1)	—	700,000		1,050,000
Vanessa Kanu	Annual Incentive(1)	—	237,000	(2)	355,500	(2)
Chuck Koskovich	Annual Incentive(1)	—	228,000		342,000
Marilyn Tyfting	Annual Incentive(1)	—	137,623	(2)	206,434	(2)
Michael Ringman	Annual Incentive(1)	—	150,000		225,000
Rick Rodick	Annual Incentive(3)	—	150,980		226,469
George Puig	SIP(4)	—	65,000		—

(1)	The amounts shown indicate the dollar value of the potential payment upon attainment of the annual performance bonus performance criteria at threshold (0%), target (100% of base salary for CEO; 60% of base salary for Ms. Kanu and Mr. Koskovich; and 50% of base salary for Ms. Tyfting and Mr. Ringman) and maximum (150% of target) under the PBP. Actual payments based on the Company’s performance are shown in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table.

(2)	Annual incentive amounts converted from CAD to USD using an exchange rate on December 31, 2020, of $0.79 as follows: target of CAD $300,000 and a maximum of CAD $450,000 for Ms. Kanu, and target of CAD $174,206 and a maximum of CAD $261,309 for Ms. Tyfting.

(3)	This row reports the amounts that Mr. Rodick would have been eligible to receive upon attainment of the annual performance bonus criteria at threshold (0%), target (50% of base salary) and maximum (150% of target) had he been employed through December 31, 2020. Mr. Rodick’s employment as CFO terminated effective September 7, 2020. Upon execution of his separation agreement, Mr. Rodick was no longer eligible to receive the annual performance bonus. See “—Summary of NEO Employment and Separation Agreements” for more information about Mr. Rodick’s separation agreement.

(4)	This row reports the target commission that Mr. Puig would have been eligible to receive under the SIP pursuant to his offer letter had he been employed through December 31, 2020, based on the metrics and performance criteria described in “—TELUS International Sales Incentive Program”. Mr. Puig’s employment as Senior Vice President and Chief Commercial Officer terminated effective May 21, 2020. Upon execution of his separation agreement, Mr. Puig was no longer eligible to receive payments under the SIP. See “—Summary of NEO Employment and Separation Agreements” for more information about Mr. Puig’s separation agreement.

Outstanding Equity Awards at Fiscal Year-End

The table below summarizes all option-based and share-based awards granted by the Company that are outstanding as of December 31, 2020, which includes TI Options, TI Phantom Options, TI Phantom RSUs and TELUS Phantom RSUs.

		Option Awards(1)				Stock Awards(2)
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable		Option exercise price ($)	Option expiration date	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)		Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)(3)
Jeff Puritt		134,973	(4)	3.54	06/30/2026
		296,942	(5)	4.87	12/23/2026
		539,892	(6)	4.87	12/23/2026
		1,259,748	(6)	8.94	12/23/2026
		162,000	(7)	6.16	12/29/2027
		170,712	(8)	6.18	12/27/2028
		170,712	(9)	8.46	12/27/2029
						246,236	(10)	5,505,826
						58,129	(11)	1,157,930
Chuck Koskovich		172,800	(7)	6.16	12/29/2027
		68,288	(8)	6.18	12/27/2028
		68,283	(9)	8.46	12/27/2029
						81,946	(12)	1,832,313
						23,163	(13)	461,407
Marilyn Tyfting		53,991	(4)	3.54	06/30/2026
		118,778	(14)	4.87	12/23/2026
		64,800	(7)	6.16	12/29/2027
		68,288	(8)	6.18	12/27/2028
		68,283	(9)	8.46	12/27/2029
						81,946	(12)	1,832,313
						23,078	(15)	459,714
Michael Ringman		35,991	(4)	3.54	06/30/2026
		79,182	(14)	4.87	12/23/2026
		43,200	(7)	6.16	12/29/2027
		45,522	(8)	6.18	12/27/2028
		45,522	(9)	8.46	12/27/2029
						54,630	(16)	1,221,527
						15,468	(17)	308,123

(1)	All TI Phantom Options have a term of ten years. Cash-settled TI Phantom Options generally vest in approximately three years and share-settled TI Phantom Options vested upon the effective date of our initial public offering.

(2)	Does not include unvested dividends or dividend equivalents for the TELUS Phantom RSUs.

(3)	The value is based on an assumed Company share price of $22.36, adjusted to reflect the 4.5-for-1 share split, and on a closing TELUS share price of CAD $25.21 on December 31, 2020 converted to USD using an exchange rate on December 31, 2020, of $0.79.

(4)	Represents cash-settled TI Phantom Options.

(5)	Represents a TI Option award granted on December 23, 2016 to Mr. Puritt. These TI Options vested on December 23, 2020 and became exercisable upon the effective date of the initial public offering.

(6)	Represents a special TI Option award granted on December 23, 2016 to Mr. Puritt. These TI Options vested on December 23, 2020 and became exercisable upon the effective date of the initial public offering.

(7)	Represents a grant of TI Phantom Options that vested on December 23, 2020, 50% of which is cash-settled, and 50% of which is share-settled. These TI Phantom Options became exercisable upon the effective date of the initial public offering.

(8)	Represents a grant of TI Phantom Options that will vest on December 27, 2021, 50% of which is cash-settled, and 50% of which is share-settled. These TI Phantom Options will be exercisable upon vesting.

(9)	Represents a grant of TI Phantom Options that will vest on June 27, 2022, 50% of which is cash-settled, and 50% of which is share-settled. These TI Phantom Options will be exercisable upon vesting.

(10)	Includes 143,807 TI Phantom RSUs that will vest on June 27, 2021 and 102,429 TI Phantom RSUs that will vest on June 27, 2022.

(11)	Includes 25,629 TELUS Phantom RSUs that will vest on June 27, 2021, 31,536 TELUS Phantom RSUs that will vest on June 27, 2022 and 964 TELUS Phantom RSUs that will vest on June 27, 2022. The 964 TELUS Phantom RSUs were granted as a portion of Mr. Puritt’s 2018 annual performance bonus.

(12)	Includes 40,973 TI Phantom RSUs that will vest on June 27, 2021 and 40,973 TI Phantom RSUs that will vest on June 27, 2022.

(13)	Includes 10,251 TELUS Phantom RSUs that will vest on June 27, 2021, 12,615 TELUS Phantom RSUs that will vest on June 27, 2022 and 297 TELUS Phantom RSUs that will vest on June 27, 2022. The 297 TELUS Phantom RSUs were granted as a portion of Mr. Koskovich’s 2018 annual performance bonus.

(14)	Represents share-settled TI Phantom Options that vested on December 23, 2020 and became exercisable upon the effective date of our initial public offering.

(15)	Includes 10,251 TELUS Phantom RSUs that will vest on June 27, 2021, 12,615 TELUS Phantom RSUs that will vest on June 27, 2022 and 212 TELUS Phantom RSUs that will vest on June 27, 2022. The 212 TELUS Phantom RSUs were granted as a portion of Ms. Tyfting’s 2018 annual performance bonus.

(16)	Includes 27,315 TI Phantom RSUs that will vest on June 27, 2021 and 27,315 TI Phantom RSUs that will vest on June 27, 2022.

(17)	Includes 6,835 TELUS Phantom RSUs that will vest on June 27, 2021, 8,409 TELUS Phantom RSUs that will vest on June 27, 2022 and 224 TELUS Phantom RSUs that will vest on June 27, 2022. The 224 TELUS Phantom RSUs were granted as a portion of Mr. Ringman’s 2018 annual performance bonus.

Option Exercises and Stock Vested

The following table summarizes the value of all share-based awards exercised, vested or earned for each NEO during the 2020 fiscal year.

	Option Awards		Stock Awards
Name	Number of shares acquired or exercised ($)	Value realized on exercise ($)	Number of shares acquired on vesting (#)(1)	Value realized on vesting ($)(2)
Jeff Puritt	—	—	122,664	1,584,901
Vanessa Kanu	—	—	—	—
Chuck Koskovich	—	—	130,840	1,690,545
Marilyn Tyfting	—	—	49,065	645,939	(3)
Michael Ringman	—	—	32,709	422,613
Rick Rodick	374,135	2,154,343	115,123	1,501,302
George Puig	180,468	915,670	94,302	1,203,039

(1)	The values in this column represent vested TI Phantom RSUs, adjusted to reflect the 4.5-for-1 share split, and TELUS Phantom RSUs, including reinvested dividends or dividend equivalents for the TELUS Phantom RSUs.

(2)	The value realized on vesting for the TELUS RSU component is converted from CAD to USD upon payment.

(3)	Represents the TI share value realized on vesting of USD $456,624, plus the TELUS share value realized on vesting, converted from CAD $239,639 to USD using an exchange rate on December 31, 2020, of $0.79.

TELUS Retirement Plan Benefits

Defined Benefit Pension and Supplemental Retirement Arrangement—Jeff Puritt

Mr. Puritt participates in the TELUS executive retirement program. The retirement program consists of the DB Plan, which is a contributory Canadian-registered defined benefit pension plan, and the SRA, which is a supplemental pension benefit plan that provides benefits to retired executives in addition to the pension income provided under the DB Plan. The SRA supplements the pension benefits of the DB Plan by providing a total benefit at retirement determined as 2% of a participant’s highest consecutive three-year average pensionable remuneration multiplied by the total number of years of credited service, up to a maximum of 35 years. This results in a maximum cap on the total benefits of 70% of the average pensionable remuneration.

Pensionable remuneration for Mr. Puritt under the SRA is equal to his base salary plus the actual annual performance bonus paid to him in cash, up to 100% of his base salary. As is common with non-registered plans of this nature, the SRA is unfunded. The pension benefits under the registered DB Plan and the SRA are payable for a participant’s lifetime, with a 60% benefit payable to the surviving spouse.

The normal retirement age is 65. Early retirement is permitted as early as age 55 if the participant has at least ten years of credited service. Retirement benefits are not reduced if the participant retires on or after age 60 with at least 15 years of service, or on or after age 55 with a combination of age and years of service equal to at least 80 (in each case, excluding any extra years of credited service granted). Otherwise, the annual benefit is reduced by 0.5% per month from the earlier of age 60 and the age at which the participant would have qualified for the full benefit amount, and further reduced by the lesser of 0.25% for each month that the participant’s service (excluding any extra years of credited service granted) is less than 15 years and 0.25% for each month that the participant’s age is less than 65. The SRA permits TELUS to grant additional years of credited service.

Effective January 1, 2016, Mr. Puritt ceased participation in the Defined Contribution Plan and Savings Plan and commenced participation in the DB Plan and the SRA. Pursuant to his employment agreement with the Company, Mr. Puritt’s prior years of service with TELUS, from July 26, 2001 to December 31, 2015, will be recognized under the SRA in three equal installments on each of January 1, 2018, January 1, 2020 and January 1, 2022.

Defined Benefit Pension and Supplemental Employee Retirement Plan—Marilyn Tyfting

As of January 1, 2020, Ms. Tyfting participates in the TELUS retirement program for the vice presidents (“VPs”) and senior vice presidents (“SVPs”). The retirement program consists of the DB Plan, which is a contributory Canadian-registered defined benefit pension plan, and the SERP 2020, which is a supplemental pension benefit plan that provides benefits to retired VPs and SVPs in addition to the pension income provided under the DB Plan. The SERP 2020 supplements the pension benefits of the DB Plan by providing a total benefit at retirement determined as 2% of a participant’s highest consecutive three-year average pensionable remuneration multiplied by the total number of years of credited service, up to a maximum of 35 years. This results in a maximum cap on the total benefits of 70% of the average pensionable remuneration.

Pensionable remuneration for Ms. Tyfting under the SERP 2020 is equal to her base salary plus the actual annual performance bonus paid to her in cash. As is common with non-registered plans of this nature, the SERP 2020 is unfunded. The pension benefits under the registered DB Plan and the SERP 2020 are payable for a participant’s lifetime, with a 60% benefit payable to the surviving spouse.

The normal retirement age is 65. Early retirement is permitted as early as age 45 if the participant has at least 25 years of continuous service. Retirement benefits are not reduced if the participant retires on or after age 55 with at least 25 years of credited service, or on or after age 60 with at least 20 years of credited service. Otherwise, the annual benefit is reduced so that the early retirement benefits are actuarially equivalent to the unreduced pension at the earliest unreduced retirement age.

Effective January 1, 2020, Ms. Tyfting ceased participation in the Defined Contribution Plan and Savings Plan and commenced participation in the DB Plan and the SERP 2020.

Pension Benefits

The following table sets out information regarding Mr. Puritt’s DB Plan and SRA retirement benefits and Ms. Tyfting’s DB Plan and SERP 2020 retirement benefits as of December 31, 2020.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)(1)		Payments During Last Fiscal Year ($)
Jeff Puritt	DB Plan	5	247,823	(2)	—
	SRA	14.667	6,417,249	(3)	—
Marilyn Tyfting	DB Plan	1	51,192	(4)	—
	SERP 2020	1	83,266	(5)	—

(1)	The present value of the accumulated benefit is calculated using a valuation method and assumptions consistent with the most recent financial statements and is based on a projection of both pensionable earnings and credited service. Key economic assumptions include a discount rate of 2.5% per annum. Mortality rates are assumed to follow the Canadian Pensioners’ Monthly CPM-2014 Private Sector Mortality Table with generational projection using the CPM-B improvement scale. Certain other assumptions have been made with respect to retirements and withdrawals.

(2)	This value is converted from CAD $313,700 to USD using an exchange rate on December 31, 2020, of $0.79.

(3)	This value is converted from CAD $8,123,100 to USD using an exchange rate on December 31, 2020, of $0.79.

(4)	This value is converted from CAD $64,800 to USD using an exchange rate on December 31, 2020, of $0.79.

(5)	This value is converted from CAD $105,400 to USD using an exchange rate on December 31, 2020, of $0.79.

TELUS Nonqualified After-Tax Account

Mr. Puritt and Ms. Tyfting have retirement benefits in the Savings Plan. The Savings Plan is a “top-up” program that works in conjunction with the Defined Contribution Plan. The Savings Plan allows participants to contribute toward their retirement in excess of what the Canada Revenue Agency (“CRA”) permits participants to contribute annually under the Defined Contribution Plan.

Participants can elect to contribute between 3% and 10% of their income, and based on their election, TELUS made a matching contribution that ranged between 3% and 5.8% in 2020. Contributions up to the CRA maximum annual contribution limit are deposited in the participant’s Defined Contribution Plan. Once the CRA maximum annual contribution limit is reached, participants may continue to make contributions and receive the employer contributions in the Savings Plan. Unlike participant contributions in the Defined Contribution Plan, which are made on a pre-tax basis, participant and employer contributions in the Savings Plan are made on an after-tax basis. A participant is always fully vested in the participant’s own contributions; a participant vests in the Company contributions after the participant’s termination of employment. A participant pays taxes on any investment gains and losses in the Savings Plan annually.

Prior to 2016, Mr. Puritt participated in the Savings Plan, but effective January 1, 2016, Mr. Puritt ceased participation in the Savings Plan and commenced participation in the registered defined benefit plan and the SRA. Ms. Tyfting ceased participation in the Savings Plan effective January 1, 2020.

The following table(1) provides information regarding Mr. Puritt’s and Ms. Tyfting’s benefits under the Savings Plan as of December 31, 2020, disclosed pursuant to Item 402(i) of Regulation S-K of the Securities Act.

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)(2)	Aggregate Earnings in Last Fiscal Year ($)(3)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)
Jeff Puritt	—	—	35,068	—	344,865
Marilyn Tyfting	—	—	15,881	—	152,775

(1)	The values in the table are converted from CAD to USD using an exchange rate on December 31, 2020, of $0.79.

(2)	Represents TELUS contributions under the Savings Plan.

(3)	Represents aggregate earnings based on investment performance.

Summary of NEO Employment and Separation Agreements

We have entered into employment agreements with Mr. Puritt and Ms. Kanu, respectively, and offers of employment with each of our other NEOs. Each employment agreement has an indefinite term. The material terms of each of our NEO employment agreements follow:

Jeff Puritt

On May 1, 2018, we entered into an employment agreement with Mr. Puritt setting forth the terms and conditions of his employment as our President and Chief Executive Officer, which was amended on June 18, 2019. Mr. Puritt’s employment agreement provides for (1) a base salary (currently $700,000); (2) an annual incentive bonus target of 100% of his annual base salary in 2018, and thereafter, an annual incentive bonus target as determined by the chair of the board of directors, in consultation with shareholders; (3) participation in our MIP; (4) opportunity to earn an additional annual allowance of $25,000; (5) certain perquisites, including reimbursement of moving and legal expenses up to $250,000, and annual membership fees for professional associations, other business-related expenses and a vehicle allowance; (6) participation in other benefit plans of the Company; and (7) continued participation in the DB Plan and SRA.

In the event that Mr. Puritt’s employment is terminated by the Company without just cause, he will be entitled to a lump-sum severance payment equal to 18 months of his then-current base salary, as well as continued benefits, COBRA premium coverage and continued participation in the TELUS pension plans for such period of time. If at any time during the 18 months following the termination date, Mr. Puritt’s age plus years of service equals at least 80, then all of Mr. Puritt’s equity in the MIP will continue to vest and be paid out according to the original schedule set forth in the employment agreement and subject to the criteria established in the MIP. Applying this formula, if Mr. Puritt’s employment is terminated without just cause, then his age plus years of service will be equal to 80 and his pension will be deemed fully vested. Mr. Puritt is also entitled to certain severance benefits upon termination due to disability. Mr. Puritt’s employment agreement includes certain non-competition and non-solicitation restrictive covenants during employment and one-year post-termination of employment, as well as perpetual confidentiality covenants. All severance benefits are subject to the execution and non-revocation of a general release.

Vanessa Kanu

We entered into an employment agreement with Ms. Kanu setting forth the terms and conditions of her employment as our Chief Financial Officer, effective September 7, 2020. Ms. Kanu’s employment agreement provides for (1) a base salary (currently CAD $500,000); (2) an annual incentive bonus target of 60% of her annual base salary, and for 2020 only, the annual incentive compensation award will be no less than CAD $210,000 (70% of the target award); (3) participation in our MIP and Long-Term Incentive Plan; (4) a signing bonus of CAD $500,000 (subject to repayment by Ms. Kanu if she resigns prior to September 7, 2021, breaches her employment agreement or the restrictive covenants to which she is bound or engages in conduct constituting just cause); (5) certain perquisites, including reimbursement of annual membership fees for professional associations and other business-related expenses; and (6) participation in other benefit plans of the Company, including the Defined Contribution Plan. Under her employment agreement, Ms. Kanu is also entitled to receive a grant of long-term incentive compensation with a grant value of $1,200,000 and a grant of phantom restricted share units with a grant value of $750,000.

In the event that Ms. Kanu’s employment is terminated by the Company without just cause, she will be entitled to a lump-sum severance payment equal to 12 months of her then-current base salary, as well as continued health benefits and continued employer contributions to the Defined Contribution Plan for 12 months. Ms. Kanu is also entitled to exercise any rights with respect to equity awards arising as a result of her termination of employment pursuant to the express terms of the applicable equity plan. Ms. Kanu’s employment agreement includes certain non-competition and non-solicitation restrictive covenants during employment and one-year post-termination of employment, as well as perpetual confidentiality covenants. All severance benefits are subject to the execution and non-revocation of a general release.

Chuck Koskovich

On November 14, 2016, we entered into an offer of employment with Mr. Koskovich setting forth the terms and conditions of his employment as our Senior Vice President and Chief Operating Officer. Mr. Koskovich’s offer letter provides for (1) a base salary (currently $380,000); (2) an annual incentive bonus target (currently 60%) of his annual base salary; (3) participation in our MIP; (4) participation in other benefit plans of the Company; and (5) a signing bonus of $100,000.

In the event that Mr. Koskovich’s employment is terminated by the Company without just cause (and not in response to a notice of resignation), he will be entitled to a gross lump-sum severance payment equal to six months of his then-current base salary, plus one additional month of base salary for each complete calendar year of service performed by Mr. Koskovich, up to a maximum termination payment equal to a period of 18 months, as well as a lump-sum payment equal to the Company’s contributions to his health benefits for such period of time. The base salary calculation includes Mr. Koskovich’s base salary at the time of termination and his monthly average performance bonus earnings based upon the previous four performance bonus cash payments as of the date of termination. All severance benefits are subject to the execution and non-revocation of a general release.

Marilyn Tyfting

On August 18, 2015, we entered into an offer of employment with Ms. Tyfting setting forth the terms and conditions of her employment as our Senior Vice President and Chief Corporate Officer. Ms. Tyfting’s offer letter provides for (1) a base salary (currently CAD $348,412); (2) an annual incentive bonus target of 50% of her annual base salary; (3) participation in our MIP; (4) participation in other benefit plans of the Company; (5) an initial grant of CAD $250,000 under the MIP; (6) eligibility to participate in a TELUS management performance share unit plan; and (7) certain perquisites, including a Company leased vehicle with a capital cost allowance of CAD $40,000 or a vehicle allowance (currently CAD $1,250) per month, paid parking, executive home office equipment, a telecommunications products and services discount and participation in the health assessment program.

In the event that Ms. Tyfting’s employment is terminated by the Company without just cause, she will be entitled to a lump-sum severance payment equal to 18 months of her then-current base salary, as well as continued health benefits for such period of time. Ms. Tyfting is also entitled to exercise any rights arising as a result of her termination of employment pursuant to the express terms of the MIP and the TELUS management performance share unit plan and any applicable award agreement thereunder. Ms. Tyfting’s employment agreement includes certain non-competition and non-solicitation restrictive covenants during employment and one-year post-termination of employment, as well as confidentiality covenants. All severance benefits are subject to the execution and non-revocation of a general release.

Michael Ringman

On May 17, 2012, we entered into an offer of employment with Mr. Ringman setting forth the terms and conditions of his employment as our Vice President Information Technology. Mr. Ringman’s offer letter provides for (1) an initial base salary (currently $271,388); (2) an annual incentive bonus target (currently 50%) of his annual base salary; (3) participation in our MIP; (4) participation in other benefit plans of the Company; and (5) an initial grant of $40,000 under the MIP upon the completion of six months of employment.

In the event that Mr. Ringman’s employment is terminated by the Company without just cause (and not in response to a notice of resignation), he will be entitled to a gross lump-sum payment equal to six months of base salary, plus one additional month of base salary for each complete calendar year of service performed by Mr. Ringman, up to a maximum termination payment equal to a period of 18 months, as well as a lump-sum payment equal to the Company’s contributions to his health benefits for such period of time. The base salary calculation includes Mr. Ringman’s base salary at the time of termination and his monthly average performance bonus earnings based upon the previous four performance bonus cash payments as of the date of termination. All severance benefits are subject to the execution of a general release.

Rick Rodick

On August 24, 2016, we entered into an offer of employment with Mr. Rodick setting forth the terms and conditions of his employment as our Chief Financial Officer. Mr. Rodick’s offer letter provided for (1) a base salary; (2) an annual incentive bonus target of 50% of his annual base salary; (3) participation in our MIP; and (4) participation in other benefit plans of the Company. This agreement did not provide for any contractual severance entitlements. Mr. Rodick’s employment terminated as CFO effective September 7, 2020, and he received severance payments in exchange for a separation agreement and general release.

On September 7, 2020, Mr. Rodick entered into a separation agreement documenting his receipt of severance. Pursuant to his separation agreement, Mr. Rodick received a lump-sum cash payment equal to $756,177 and payment of all outstanding unvested or unpaid equity grants and benefits under the Company’s MIP, which consisted of (1) $1,188,232 for vested, unpaid TI Phantom Options; (2) $966,110 for unvested TI Phantom Options that accelerated on termination; (3) $190,404 for prorated and $63,016 for non-prorated TELUS Phantom RSUs; and (4) $481,199 for prorated and $132,436 for non-prorated TI Phantom RSUs. In exchange for these benefits, Mr. Rodick agreed to a release of claims, as well as various restrictive covenants, including non-solicitation of employees and non-solicitation and noninterference with business partners for one-year post-termination and perpetual confidentiality covenants. Please refer to “—Potential Payments Upon Termination or Change-in-Control” for more details.

George Puig

On May 23, 2017, we entered into an offer of employment for Mr. Puig setting forth the terms and conditions of his employment as our Senior Vice President, Global Sales and Customer Management (thereafter changed to Senior Vice President and Chief Commercial Officer), which was amended on August 2, 2017. Mr. Puig’s offer letter provided for (1) a base salary; (2) an annual incentive bonus target of 50% of his base salary, 25% of which was with respect to the PBP and the remainder concerning the SIP; (3) participation in our MIP; and (4) participation in other benefit plans of the Company. Mr. Puig’s employment terminated as Senior Vice President and Chief Commercial Officer effective May 21, 2020.

On May 14, 2020, Mr. Puig entered into a separation agreement documenting his receipt of severance in accordance with his offer letter, effective June 11, 2020. On October 16, 2020, we amended the terms of his separation in a restated agreement. Pursuant to his separation agreement, as amended, Mr. Puig received a lump-sum cash payment equal to (1) $303,333, calculated based on the gross amount of 12 months of base salary and an additional one month of base salary for every completed year of service; (2) $19,355 for benefits; (3) $324,146 for prorated TELUS Phantom RSUs and $878,893 for prorated TI Phantom RSUs that vested on the termination date; (4) $915,670 for all outstanding TI Phantom Options as of the termination date; and (5) $20,670 for commission payments. In exchange for these benefits, Mr. Puig agreed to a release of claims, as well as various restrictive covenants, including non-competition, non-solicitation of employees and non-solicitation and noninterference with business partners for one-year post-termination and perpetual confidentiality covenants. Please refer to “—Potential Payments Upon Termination or Change-in-Control” for more details.

Severance on Termination of Employment

Employment of an NEO may be terminated by any of the following means: resignation by the executive, termination by the Company for just cause, termination by the Company without just cause, the retirement of the executive or disability or death of the executive. Severance entitlements are set out in individual NEO employment agreements and the MIP. See “—Summary of NEO Employment and Separation Agreements,” “—Potential Payments Upon Termination or Change-in-Control” and “—Omnibus Long-Term Incentive Plan (MIP)” for more information regarding NEO severance entitlements.

Change of Control

The MIP contains change of control provisions (as defined in the MIP and below in “—Omnibus Long-Term Incentive Plan (MIP)—Change of Control”). Upon a change of control of the Company, the board of directors may take one or more of the following actions: (1) arrange for the TI Phantom Options to be assumed by, or similar options to be substituted by, the bidder or a continuing entity, subject to satisfying certain stated criteria; (2) accelerate the vesting of the TI Phantom Options; (3) make a determination as to the market price for the purpose of further actions with respect to the TI Phantom Options; (4) arrange for cash or other compensation in exchange for a surrender of any TI Phantom Options; or (5) make any other determinations as appropriate. If the board of directors does not accelerate unvested awards upon a change of control of the Company, then for any participant whose employment is terminated without just cause within 12 months of the change of control, all unvested TI Phantom Options, TI Phantom RSUs and TELUS Phantom RSUs will vest on the termination date and be exercisable for 90 days following termination, and the TI Phantom RSUs and TELUS Phantom RSUs will be settled in accordance with the MIP. For more information on the change of control provisions see “—Potential Payments Upon Termination or Change-in-Control” and “—Omnibus Long-Term Incentive Plan (MIP)—Change of Control”.

Confidentiality, Non-Compete and Non-Solicit

Each NEO is subject to a prohibition on the improper disclosure and use of confidential information and a one-year non-solicitation restriction following termination. Certain NEOs are also subject to a one-year non-compete restriction following termination.

The payments and benefits described in the table in “—Potential Payments Upon Termination or Change-in-Control” are subject to each NEO’s compliance with the post-employment obligations in each of their executive employment agreements, including compliance with the confidentiality provisions, which are not limited in time. A breach of these contractual provisions will result in the immediate termination of any and all entitlement of the NEO to continue to be compensated, except and only to the extent that compensation is owed under applicable law.

Potential Payments Upon Termination or Change-in-Control

In accordance with the compensation treatment under the various termination events outlined under “—Severance on Termination of Employment” and “—Change of Control” the following table sets out the potential incremental amounts that may be payable to each NEO, assuming a termination date of December 31, 2020 (based on a closing TELUS share price of CAD $25.21 converted to USD using an exchange rate on December 31, 2020, of $0.79 and an assumed Company share price of $22.36). The actual amounts paid to Mr. Rodick and Mr. Puig upon separation from service are listed in the following table. The actual amounts that would be paid to any other NEO can only be determined at the time of an actual termination of employment and would vary from those set forth in the following table.

	Annual Cash				Long-Term Incentives
	Base Salary ($)		Bonus ($)		Options ($)		RSUs ($)		Benefits ($)		Continued Pension Accrual ($)		Total ($)
Jeff Puritt
Resignation(1)	175,000	(2)	—		—		—		—		—		175,000
Termination without just cause	1,050,000	(3)	—		5,134,258	(4)	6,663,755	(4)	38,135	(5)	681,612	(6)	13,567,760
Retirement(7)	—		—		5,134,258		6,663,755		—		—		11,798,013
Disability(7)	1,050,000	(8)	—		5,134,258		6,663,755		38,135	(5)	3,355,130	(9)	16,241,278
Death(10)	—		—		5,134,258		6,663,755		—		—		11,798,013
Termination with just cause	—		—		—		—		—		—		—
Change of control(11)	—		—		5,134,258		6,663,755		—		—		11,798,013
Vanessa Kanu
Resignation	—		—		—		—		—		—		—
Termination without just cause	395,000	(12)	—		—		—		1,743	(5)	—		396,743
Retirement	—		—		—		—		—		—		—
Disability	—		—		—		—		—		—		—
Death	—		—		—		—		—		—		—
Termination with just cause	—		—		—		—		—		—		—
Change of control	—		—		—		—		—		—		—
Chuck Koskovich
Resignation(1)	—		—		—		—		—		—		—
Termination without just cause	316,667	(13)	134,987	(14)	2,800,128	(15)	1,377,426	(16)	14,680	(17)	—		4,643,888
Retirement(7)	—		—		—		—		—		—		—
Disability(7)	—		—		2,053,722		2,293,697		—		—		4,347,419
Death(10)	—		—		2,053,722		2,293,697		—		—		4,347,419
Termination with just cause	—		—		—		—		—		—		—
Change of control(11)	—		—		2,053,722		2,293,697		—		—		4,347,419
Marilyn Tyfting
Resignation(1)	—		—		—		—		—		—		—
Termination without just cause	412,868	(3)	204,420	(18)	4,143,853	(15)	1,376,741	(16)	2,615	(5)	197,263	(19)	6,337,760
Retirement(7)	—		—		—		—		—		—		—
Disability(7)	—		—		2,053,722		2,292,004		—		1,332,651	(20)	5,678,377
Death(10)	—		—		2,053,722		2,292,004		—		—		4,345,726
Termination with just cause	—		—		—		—		—		—		—
Change of control(11)	—		—		2,053,722		2,292,004		—		—		4,345,726
Michael Ringman
Resignation(1)	—		—		—		—		—		—		—
Termination without just cause	350,000		145,056	(14)	2,762,460	(15)	918,502	(16)	20,553	(17)	—		4,196,571
Retirement(7)	—		—		—		—		—		—		—
Disability(7)	—		—		1,369,099		1,529,649		—		—		2,898,748
Death(10)	—		—		1,369,099		1,529,649		—		—		2,898,748
Termination with just cause	—		—		—		—		—		—		—
Change of control(11)	—		—		1,369,099		1,529,649		—		—		2,898,748
Rick Rodick
Separation Pay	756,177		—		2,154,343		867,345		—		—		3,777,865
George Puig
Separation Pay	303,333		20,670		915,670		1,203,040		19,356		—		2,462,069

(1)	Upon a voluntary resignation by an NEO, any unvested and vested award or any portion thereof will expire on the termination date.

(2)	Payment of a maximum of three months’ base salary will be provided if Mr. Puritt resigns but the Company elects to terminate his employment before the expiration of the notice.

(3)	Payment of a maximum of 18 months’ base salary at the time of termination.

(4)	Pursuant to Mr. Puritt’s employment agreement, if Mr. Puritt is terminated after June 1, 2020, his age plus years of service will equal to 80, and all his equity in the MIP will continue to vest and be paid out according to the original schedule. Any performance criteria will be measured against the actual results as determined in accordance with the MIP and the applicable award agreement.

(5)	Mr. Puritt and Ms. Tyfting are entitled to a maximum of 18 months of continued health benefits, and Ms. Kanu is entitled to a maximum of 12 months of continued health benefits.

(6)	Pursuant to his employment agreement, if Mr. Puritt’s employment is terminated without just cause on or after June 1, 2020, his age plus years of service will be equal to 80, and his pension will be deemed fully vested, and he is entitled to 18 months of continued vesting service under the DB Plan and SRA. This value is converted from CAD $862,800 to USD using an exchange rate on December 31, 2020, of $0.79.

(7)	Upon termination of employment due to disability of an NEO or an NEO’s retirement, all awards held by the NEO will continue to vest and be settled or exercised as if the NEO remained an active employee of the Company. Mr. Puritt became eligible for retirement under the MIP as of June 1, 2020.

(8)	Payment of a maximum of 18 months’ base salary at the time of termination. However, if Mr. Puritt receives alternate income during any portion of the 18-month period, the Company’s payment obligations will cease.

(9)	Upon disability, Mr. Puritt is entitled to continue accruing service until his retirement date under the DB Plan and the SRA. For purposes of this table, we have calculated the incremental benefit to Mr. Puritt assuming retirement at age 60. This value is converted from CAD $4,247,000 to USD using an exchange rate on December 31, 2020, of $0.79.

(10)	Upon the death of an NEO, all unvested TI Phantom Options, TI Phantom RSUs and TELUS Phantom RSUs will immediately vest.

(11)	Upon termination of employment without just cause within 12 months following a change of control (as defined in the MIP), all unvested TI Phantom Options, TI Phantom RSUs and TELUS Phantom RSUs will vest on the termination date, and the TI Phantom RSUs and TELUS Phantom RSUs will be settled in accordance with the MIP. Mr. Puritt’s special TI Option grant award agreement provides that the board of directors in its sole discretion may accelerate the vesting of such TI Options upon an initial public offering or liquidity event, as defined in the MIP. For purposes of the disclosure in this table, we have assumed that Mr. Puritt’s special TI Option award vested in full on December 31, 2020.

(12)	Payment of a maximum of 12 months’ base salary at the time of termination. This value is converted from CAD $500,000 to USD using an exchange rate on December 31, 2020, of $0.79.

(13)	Payment equal to six months’ base salary for Mr. Koskovich plus one month of base salary for each completed year of service, up to a maximum total of 18 months.

(14)	Payment equal to six months’ severance bonus (the monthly bonus in an amount that is the average performance bonus earned by the NEO in the past four years, or less as applicable) plus one month of such severance bonus for each completed year of service, up to a maximum of 18 months.

(15)	Upon termination of employment without just cause, unvested TI Phantom Options will be forfeited, and any vested TI Phantom Options will remain exercisable for 90 days following the termination.

(16)	Upon termination of employment without just cause, all unvested TI Phantom RSUs and TELUS Phantom RSUs will vest pro-rata. Such pro-rata number is determined by multiplying the total number of TI Phantom RSUs and TELUS Phantom RSUs by a fraction where the numerator is the total number of days between the applicable grant date of the award and the termination date and the denominator is the number of total days in the original performance period.

(17)	Payment equal to six months of Company contributions to health benefits (excluding short-term and long-term disability), plus one month for each completed year of service, up to a maximum total of 18 months.

(18)	Payment equal to 18 months’ severance bonus (the monthly bonus in an amount that is the average performance bonus earned by Ms. Tyfting in the past two years).

(19)	Ms. Tyfting is entitled to 18 months of continued vesting service under the DB Plan and the SERP 2020. This value is converted from CAD $249,700 to USD using an exchange rate on December 31, 2020, of $0.79.

(20)	Upon disability, Ms. Tyfting is entitled to continue accruing service until her retirement date under the DB Plan and the SERP 2020. For purposes of this table, we have calculated the incremental benefit to Ms. Tyfting assuming retirement at age 60. This value is converted from CAD $1,686,900 to USD using an exchange rate on December 31, 2020, of $0.79.

Company Equity-Based Compensation Plans at a Glance

Omnibus Long-Term Incentive Plan (MIP)

The purpose of the MIP is to promote the retention of key management employees, to align their interests with those of the shareholders and to provide incentive compensation based on the value of Company and TELUS shares. Eligible employees (any employee, director or officer) are determined by the chair of the human resources committee. The MIP authorizes the issuance of TI Options, TI Phantom Options, TI Phantom RSUs and TELUS Phantom RSUs. The exercise price for TI Options and TI Phantom Options is determined by the chair of the human resources committee on the date that such options are granted and will be the fair market value of the underlying shares as of the date of grant. Unless otherwise determined by the human resources committee, TI Options and TI Phantom Options will expire upon the earliest of:

•	resignation of employment by a participant (other than retirement or by reason of disability), for both vested and unvested;

•	90 days after the termination of employment without just cause for vested awards;

•	termination of employment without just cause for unvested awards;

•	termination of employment of the participant for just cause, for both vested and unvested; or

•	the tenth anniversary of the date of grant.

The total number of shares issuable pursuant to the exercise of TI Options or TI Phantom Options cannot exceed 5.5% of all issued and outstanding shares at the grant date of the TI Option or TI Phantom Option. No further grants are intended to be made under the MIP and long-term equity incentive compensation awards will instead be granted under the 2021 LTIP.

For preliminary information about the equity compensation programs implemented in connection with our initial public offering, please see “—2021 Omnibus Long-Term Incentive Plan” and “—2021 Employee Share Purchase Plan”.

Other Features

The MIP contains two different methods under which exercised TI Options may be settled, in shares or cash in lieu of delivery of shares, thereby reducing the number of shares to be issued and the effects of dilution for shareholders.

Change of Control

Unless the board of directors determines otherwise, a change of control is defined as (1) any transaction or any transaction or series of transactions whereby any person or group of persons, as defined in the MIP, acting jointly or in concert, becomes the beneficial owner, directly or indirectly, of more than 50% of the voting shares; (2) any transaction or series of transactions whereby any person or group of persons, as defined in the plan, acting jointly or in concert, acquires all or substantially all of the assets of the Company and its subsidiaries; (3) the approval by the shareholders of the Company of a complete liquidation or dissolution of Company, other than pursuant to an internal reorganization; and (4) any transaction or series of transactions involving the Company, its subsidiaries or its shareholders, which the Company, in its sole discretion, deems to be a change of control.

However, subject to any other board of directors determination, a change of control specifically excludes any transactions where the record holders of the voting securities of the Company immediately before the transactions continue to have substantially the same beneficial ownership in an entity that owns, directly or indirectly, all or substantially all of the assets of the Company and its subsidiaries immediately after the transactions.

If the board of directors does not accelerate unvested TI Phantom Options upon a change of control, then for any participant whose employment is terminated without just cause within 12 months of the change of control prior to the fifth anniversary of the shareholders’ agreement between us, TELUS and TI, the unvested TI Options and TI Phantom Options will immediately vest and be exercisable for 90 days following termination, and TI Phantom RSUs and TELUS Phantom RSUs will immediately vest. Alternatively, upon a change of control, the board of directors may take one or more of the following actions: (1) arrange for the TI Phantom Options to be assumed by, or similar options to be substituted by, the bidder or a continuing entity, subject to satisfying certain stated criteria; (2) accelerate the vesting of the TI Phantom Options; (3) make a determination as to the market price for the purpose of further actions with respect to the TI Phantom Options; (4) arrange for cash or other compensation in exchange for a surrender of any TI Phantom Options; or (5) make any other determinations as appropriate.

Amendment Procedure

In connection with our initial public offering, the board of directors approved amendments to the MIP to provide the board of directors with the power to amend or discontinue the MIP at any time without shareholder approval, provided that such amendment is not prejudicial to any award previously granted under the MIP. However, shareholder approval shall be obtained for any amendment that (1) increases the number of shares reserved for issuance, except in connection with a corporate transaction, (2) involves a reduction in the exercise price of an option or the phantom option price of a phantom option, except in connection with a corporate transaction, (3) extends the term of an award beyond its original expiry date, (4) permits transfers to persons except for estate settlement or (5) deletes or reduces the range of amendments requiring shareholder approval.

2021 Omnibus Long-Term Incentive Plan

The 2021 LTIP was adopted by our board of directors on January 18, 2021, and was approved by our shareholders, and became effective the day that the registration statement in connection with our initial public offering was declared effective by the SEC. The 2021 LTIP is intended to promote the long-term financial success of the Company and to align shareholder and employee interests by means of providing employees with performance-related incentives, encouraging and providing the means for employees and non-employee directors to obtain an ownership interest in the Company, and attracting and retaining qualified talent. The following summary is qualified in its entirety by the full text of the 2021 LTIP.

All employees, non-employee directors and selected third-party service providers of the Company and its subsidiaries and affiliates are eligible to participate in the 2021 LTIP. The 2021 LTIP authorizes the following awards (“Awards”): restricted shares, restricted share units, performance shares, performance share units, deferred share units, share options, share appreciation rights, cash-based awards and other forms of equity-based or equity-related Awards, as determined by the human resources committee consistent with the purposes of the 2021 LTIP. Unless sooner terminated, the 2021 LTIP will terminate ten years from the effective date.

Administration of the 2021 LTIP

The human resources committee administers the LTIP and has the discretion to select the individuals who receive Awards and determine the form and terms of the Awards, including any vesting, exercisability, payment or other restrictions. Subject to certain limitations, the human resources committee may delegate some or all of its authority to one or more 2021 LTIP administrators, including members of the human resources committee, officers of the Company or selected advisors. Any decision made or action taken by the board of directors, human resources committee or any officers or employees to whom authority has been delegated under the 2021 LTIP arising out of or in connection with the administration or interpretation of the 2021 LTIP is final, conclusive and binding. The exercise price for share options and the grant price for share appreciation rights may not be less than the closing trading price of a share on the trading day prior to the grant date. The term of share options and share appreciation rights may not exceed ten years, except for an extension of up to ten business days if the expiry is occurring at the time of a trading blackout period.

Shares Available Under the 2021 LTIP

The total number of shares that may be delivered under the 2021 LTIP is 18,651,120 of our authorized but unissued shares. The number of shares available under the 2021 LTIP may be equitably adjusted to reflect certain transactions, including, but not limited to, merger, consolidation, reorganization, recapitalization, separation, reclassification, share dividend, share split, reverse share split, split up or spin-off.

Limits on Awards

The 2021 LTIP limits the grants of Awards to a single participant in any calendar year as follows:

•	the maximum aggregate number of shares that may be granted in the form of share options or share appreciation rights is 4,500,000 shares;

•	the maximum aggregate number of shares that may be granted in the form of restricted shares, restricted share units, performance share units and deferred share units is 4,500,000 shares;

•	the maximum aggregate payout at the end of an applicable performance period or vesting period with respect to Awards of performance shares, performance share units (settled in shares), deferred share units, restricted shares or restricted share units (settled in shares) is 4,500,000 shares, determined as of the date of grant; and

•	the maximum aggregate amount that may be paid under an Award of performance share units (settled in cash), cash-based Awards or any other Award that is payable in cash is $10,000,000, determined as of the date of grant.

The 2021 LTIP limits the grants of Awards to a single non-employee director in any calendar year as follows:

•	the aggregate maximum grant date fair market value of shares that may be granted under the plan in any calendar year to any non-employee director, when added to any cash compensation paid to such non-employee director in respect of such year, will not exceed $1,000,000.

The 2021 LTIP also limits the number of shares issuable to insiders (as defined in the Company Manual of the TSX) or issued within any one-year period under the 2021 LTIP and any other security-based compensation arrangement to up to ten percent of the issued and outstanding shares.

Share Usage

The number of shares remaining available for issuance will be reduced by the number of shares subject to outstanding Awards and, for Awards that are not denominated by shares, by the number of newly-issued shares actually delivered upon settlement or payment of the Award. For purposes of determining the number of shares that remain available for issuance under the 2021 LTIP, the number of shares related to an Award to be settled in newly-issued shares granted under the 2021 LTIP that terminates by expiration, forfeiture, cancellation or otherwise without the issuance of the shares, are settled through the delivery of market- purchased shares or the delivery of consideration other than shares (including cash), will be available again for grant under the 2021 LTIP. However, where Awards providing for settlement solely in newly-issued shares have been surrendered for cancellation, for consideration or the satisfaction of the payment of the purchase price or tax withholding obligations related to the Award, the shares underlying such Award will not be available again for grant under the 2021 LTIP.

Minimum Vesting

Except for deferred share units granted to non-employee directors, all Awards are subject to a minimum time-based vesting restriction or performance period, as applicable, of not less than one year. The minimum vesting requirements do not apply to (1) acceleration in the event of a termination of employment or termination of directorship on or following a change in control, or due to retirement, death or disability; (2) a substitute Award subject to time-based vesting restrictions no less than the restrictions of the Awards being replaced; and (3) Awards involving an aggregate number of shares not in excess of 5% of the total shares authorized for issuance under the 2021 LTIP.

Amendment of the 2021 LTIP

Our board of directors has the right to amend the 2021 LTIP and any Award made under the 2021 LTIP at any time for any reason or no reason, subject to applicable laws and the requirements of any stock exchange or governmental or regulatory body (including any requirement for shareholder approval); provided that no amendment may adversely affect in any material way any Award previously granted under the 2021 LTIP without the written consent of the participant, subject to certain conditions described in the 2021 LTIP. However, shareholder approval will be obtained for any amendment that (1) increases the number of shares reserved for issuance, except in connection with a corporate transaction, (2) increases or removes the limits on shares issuable or issued to insiders, (3) involves a reduction in the exercise price of an option or grant price of a share appreciation right, except in connection with a corporate transaction, (4) extends the term of an award beyond its original expiry date, except for an extension of up to ten business days if the expiry is occurring at the time of a trading blackout period, (5) permits transfers to persons other than permitted transferees or for estate settlement purposes or (6) deletes or reduces the range of amendments requiring shareholder approval.

Unless provided otherwise in an agreement or by the human resources committee prior to the date of the change in control, the 2021 LTIP provides that in the event of a change in control:

•	outstanding Awards may be assumed by, or similar Awards be substituted by, the successor in a transaction;

•	if the participant’s employment with a successor terminates in connection with or within one year following the change in control for any reason other than an involuntary termination by a successor for “cause” (as such term is defined in the applicable award agreement), all of the participant’s Awards will become vested in full or deemed earned in full (assuming the target performance goals provided under the award were met, if applicable) effective on the date of the participant’s termination of employment. The minimum vesting period will not apply to a substitute Award subject to time-based vesting restrictions no less than the restrictions of the Awards being replaced; and

•	if the successor does not assume the awards or issue replacement awards, the human resources committee will cancel all awards then held by participants in exchange for cash payment or other compensation as described in the 2021 LTIP.

Treatment of Awards Upon a Participant’s Termination of Employment

The human resources committee may determine, at or after the time of grant, the terms and conditions that apply to any Award upon a participant’s termination of employment with the Company and its affiliates. Subject to applicable laws, rules and regulations, as well as the minimum vesting period of one year, in connection with a participant’s termination, the human resources committee has the discretion to accelerate the vesting, exercisability or settlement of, to eliminate the restrictions and conditions applicable to, or to extend the post-termination exercise period of an outstanding Award.

Clawback

All awards are subject to clawback or recoupment pursuant to applicable laws, rules, regulations or Company policy as in effect from time to time.

2021 Employee Share Purchase Plan (“2021 ESPP”)

We adopted an employee share purchase plan, or the 2021 ESPP, pursuant to which eligible employees will be able to elect to acquire subordinate voting shares through payroll deductions. The following summary is qualified in its entirety by the full text of the 2021 ESPP.

The 2021 ESPP allows our employees and the employees of our participating subsidiaries and affiliates the opportunity to buy shares of our subordinate voting shares at an up to 15% discount from the prevailing fair market value. Each individual who is an eligible employee on the start date of an offering period may enter that offering period on such start date. An eligible employee will be able to participate in only one offering period at a time.

The 2021 ESPP is designed with two components so that the Company may grant purchase rights to U.S. and non-U.S. employees. Specifically, the 2021 ESPP authorizes the grant of options that are intended to qualify for favorable U.S. federal tax treatment under Section 423 of the Internal Revenue Code (the “Section 423 Component”). To facilitate participation for employees located outside the U.S. in light of non-U.S. law and other considerations, the 2021 ESPP also provides for the grant of options that are not intended to be tax-qualified under Section 423 of the Internal Revenue Code (the “Non-Section 423 Component”).

Shares Authorized for Issuance

The total number of shares that may be purchased under the 2021 ESPP is 5,328,891 of our shares. The shares to be issued under the 2021 ESPP may be authorized but unissued shares or may be reacquired shares, including shares purchased on the open market.

Administration

The 2021 ESPP is administered by the human resources committee or such other committee appointed by the board of directors to administer the 2021 ESPP. The plan administrator may delegate its administrative responsibilities and powers under the 2021 ESPP to any employees or a group of employees. The plan administrator may designate separate offerings under the 2021 ESPP, the terms of which need not be identical, in which eligible employees of one or more participating subsidiaries and affiliates will participate, even if the dates of the applicable offering periods in each such offering are identical; provided that the terms of participation are the same within each separate offering as determined under Section 423 of the Code. The plan administrator may also adopt sub-plans, appendices, rules and procedures relating to the operation and administration of the 2021 ESPP to facilitate participation in the 2021 ESPP by employees who are foreign nationals or employed outside the U.S. To the extent any sub-plan is inconsistent with the requirements of Section 423 of the Code, it will be considered part of the Non-Section 423 Component.

Purchase Price and Contributions

Under the 2021 ESPP, participating employees are granted rights to purchase subordinate voting shares at a price equal to up to 85% of the share’s fair market value on the purchase date (unless and until such percentage is changed by the plan administrator prior to the commencement of the enrollment process for the applicable purchase interval).

An eligible employee will be able to elect to participate in an offering period under the 2021 ESPP by authorizing after-tax payroll deductions from gross wages on or before the start date of such offering period or such other payments as may be permitted. Offering periods will commence at semi-annual intervals and have a maximum duration of six months and a minimum duration of up to three months unless otherwise determined by the plan administrator prior to the start of such offer period (but in no event may an offering period exceed 24 months). Employees may generally authorize contributions in multiples of 1%, up to a maximum of 15%, of gross wages to purchase shares under the 2021 ESPP.

Purchase of Shares

On the start date of each offering period in which a participant is enrolled, the participant will be granted a separate purchase right for such an offering period. No participant may purchase more than $25,000 of subordinate voting shares (using the fair market value of the shares on the date the purchase rights are granted) under the 2021 ESPP (and any other employee share purchase plan of the Company or an affiliate) per calendar year.

Termination of Employment

Generally, if a participant’s employment terminates for any reason (including death, disability or change in status), his or her right to purchase shares during the current offering period will terminate with effect after the final payroll following termination is processed. However, if a participant ceases to remain in active service by reason of an approved leave of absence, then the participant will have the right, exercisable up until 90 days before the next purchase date, to withdraw all the contributions collected to date on his or her behalf for that purchase interval. Contributions will continue with respect to any gross wages received by a participant while he or she is on an approved leave of absence unless the participant elects to withdraw from the offering period.

If a participant transfers employment from the Company or any participating subsidiary for the Section 423 Component to a participating subsidiary for the Non-Section 423 Component, he or she will immediately cease to participate in the Section 423 Component. However, any contributions made for the offering period in which such transfer occurs will be transferred to the Non-Section 423 Component, and such participant will immediately join the then-current offering under the Non-Section 423 Component upon the same terms and conditions in effect for his or her participation in the 2021 ESPP. The plan administrator may establish different rules to govern transfers of employment between subsidiaries participating in the Section 423 Component and the Non-Section 423 Component, consistent with the applicable requirements of Section 423 of the Code.

Change in Control

If a change in control of the Company occurs, each outstanding purchase right will automatically be exercised immediately prior to the effective date of such change in control. The purchase price applicable for the purchase interval in which the change in control occurs will be equal to 85% of the fair market value per share of our subordinate voting shares immediately prior to the effective date of such change in control. However, participants will, following the receipt of notice from us of a change in control, have the right to terminate their outstanding purchase rights prior to the effective date of such change in control. Furthermore, the plan administrator may terminate any outstanding purchase rights prior to the effective date of a change in control, in which case all payroll deductions for the purchase interval in which such contributions are terminated will be promptly refunded.

Amendment and Termination of the 2021 ESPP

The board of directors has the right to terminate, suspend or amend the 2021 ESPP at any time, generally to become effective immediately following the close of any purchase interval, subject to applicable laws and the requirements of any stock exchange or governmental or regulatory body (including any requirement for shareholder approval). However, shareholder approval will be obtained for any amendment that (1) increases the number of shares reserved for issuance, except in connection with a corporate transaction, (2) reduces the purchase price payable for the shares under the 2021 ESPP, (3) modifies the eligibility requirements for participation or (4) deletes or reduces the range of amendments requiring shareholder approval. Unless sooner terminated by the board of directors, the 2021 ESPP will terminate upon the earliest of: (1) ten years from the effective date; (2) the date on which all shares available for issuance under the 2021 ESPP have been sold pursuant to purchase rights exercised under the 2021 ESPP; or (3) the date on which all purchase rights are exercised in connection with a change in control of the Company.

Director Compensation

Due to the timing of our initial public offering and the original timing of the annual director grants occurring shortly following the Lionbridge AI acquisition and prior to the approval of the 2021 LTIP, our human resources committee decided, upon the recommendation of our Compensation Consultant, to postpone the total compensation paid to directors for the year ended December 31, 2020 to the effective date of the initial public offering. The total compensation paid to directors in respect of fiscal 2020 service was in the form of TI RSUs granted on February 2, 2021 as follows: 4,368 TI RSUs for Mr. Anton and 20,080 TI RSUs for Mr. Blair. Of the 20,080 TI RSUs granted to Mr. Blair, 6,240 TI RSUs were for service as chair of the board of directors and 14,040 TI RSUs were in additional recognition of his time commitment and contributions with respect to his board service in connection with our initial public offering.

Changes to Director Compensation in View of Initial Public Offering

In connection with our initial public offering, we implemented a formal policy pursuant to which non-employee directors are eligible to receive the following cash retainers and equity awards, effective as of the 2021 fiscal year:

Role	Cash Retainer ($)		Equity Awards ($)
Annual Retainer for Board Membership
Annual service on the board of directors	63,200	(1)	94,800	(2)
Additional Annual Retainer for Committee Membership
Annual service as chair of the board of directors(3)	118,500	(4)	158,000	(5)
Annual service as chair of the audit committee	—		15,800	(6)
Annual service as chair of the human resources committee(7)	—		13,825	(8)
Annual service as chair of the governance and nominating committee(7)	—		11,850	(9)

(1)	Value converted from CAD $80,000 to USD using an exchange rate on December 31, 2020, of $0.79.

(2)	Value converted from CAD $120,000 to USD using an exchange rate on December 31, 2020, of $0.79.

(3)	The chair of the board of directors does not receive any incremental compensation for serving as a committee chair.

(4)	Value converted from CAD $150,000 to USD using an exchange rate on December 31, 2020, of $0.79.

(5)	Value converted from CAD $200,000 to USD using an exchange rate on December 31, 2020, of $0.79.

(6)	Value converted from CAD $20,000 to USD using an exchange rate on December 31, 2020, of $0.79.

(7)	The chairs of the human resources committee and governance and nominating committees will not receive the equity component of their retainer if they are employees of TELUS. The amounts listed are incremental to cash retainer and equity for board service.

(8)	Value converted from CAD $17,500 to USD using an exchange rate on December 31, 2020, of $0.79.

(9)	Value converted from CAD $15,000 to USD using an exchange rate on December 31, 2020, of $0.79.

Except for the chair of the board of directors, employee directors and Baring nominees will receive no additional compensation for their service as a director. We will reimburse all reasonable out-of-pocket expenses incurred by directors for their attendance at meetings with the board of directors or any committee thereof. Total director compensation will be targeted at the 50th percentile of comparator group that we will select. Each non-employee director will also be entitled to reimbursement for certain services and products offered by the Company, subject to a specified cap.

Director Share Ownership Guidelines

Pursuant to our revised Board Policy Manual each non-employee director is required to attain a level of share ownership of at least five times their annual cash retainer for board membership within five years of their initial election to the board of directors. Shares and deferred share units count toward the ownership guidelines. To ensure compliance with the guidelines, non-employee directors are required to continue to hold 50% of the net after-tax value of the Company shares received from any equity award until the ownership criteria are met.

C.   Board Practices

Corporate Governance

The NYSE listing requirements include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the NYSE. The application of such exemptions requires that we disclose any significant ways in which our corporate governance practices differ from the NYSE listing requirements thatwe do not follow. We intend to continue to follow certain Canadian corporate governance practices. We do not intend to follow rule 312.03 of the NYSE listing requirements that requires that shareholder approval be required for certainevents, such as the establishment of equity-based compensation plans and issuance of common shares or securities convertible into or exercisable for common shares to certain related parties. Neither Canadian securities laws nor British Columbia corporate law require shareholder approval for such transactions, except where such transactions constitute a “related party transaction” or “business combination” under Canadian securities laws or where such transaction is structured in a way that requires shareholder approval under the BCBCA and the TSX may require shareholder approval be obtained in certain cases, in which case, we intend to follow our home country requirements.

Except as stated above, we intend to comply with the rules generally applicable to U.S. domestic companies listed on the NYSE. We may in the future decide to use other foreign private issuer exemptions with respect to some of the other NYSE listing requirements. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on the NYSE, may provide less protection than is accorded to investors under the NYSE listing requirements applicable to U.S. domestic issuers. See “Item 3D—Risk Factors—Risks Related to Our Subordinate Voting Shares—As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, which may limit the information publicly available to our shareholders”.

The Canadian Securities Administrators have issued corporate governance guidelines pursuant to National Policy 58-201 Corporate Governance Guidelines (the “Corporate Governance Guidelines”), together with certain related disclosure requirements pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”). The Corporate Governance Guidelines are recommended as “best practices” for issuers to follow. We recognize that good corporate governance plays an important role in our overall success and in enhancing shareholder value and, accordingly, we have adopted certain corporate governance policies and practices which reflect our consideration of the recommended Corporate Governance Guidelines. The disclosure set out below includes disclosure required by NI 58-101 describing our approach to corporate governance in relation to the Corporate Governance Guidelines.

Board Composition

Under our articles, our board of directors will consist of a number of directors as determined from time to time by the directors. Under the terms of the shareholders’ agreement we entered into with TELUS and Baring upon consummation of our initial public offering, our board of directors consisted of eight directors at the time of our initial public offering and will increase to 11 directors by the first anniversary of the offering, unless otherwise agreed to by TELUS and Baring. Under the terms of reference for our board of directors, unless otherwise required by applicable laws, our articles or the shareholders’ agreement, the board of directors will not exceed 11 directors. The terms of office of each of our directors expires on the date of the next annual meeting of our shareholders. Non-management directors are subject to term limits of 15 years.

The composition of our board of directors will be subject to the rights of TELUS and Baring under the shareholders’ agreement providing for certain director nomination rights. The shareholders’ agreement provides that we agree to nominate individuals designated by TELUS as directors representing half of our eight-director board at the time of the consummation of our initial public offering, and a majority of the board upon appointment of a ninth director and thereafter, for as long as TELUS continues to beneficially own at least 50% of the combined voting power of our outstanding multiple voting shares and subordinate voting shares. Should TELUS cease to own at least 50% of the combined voting power of our multiple voting shares and subordinate voting shares, we agree to nominate to our board such number of individuals designated by TELUS in proportion to its combined voting power for so long as TELUS continues to beneficially own at least 5% of the combined voting power of our outstanding multiple voting shares and subordinate voting shares, subject to a minimum of at least one director.

The shareholders’ agreement also provides that we agree to nominate two individuals designated by Baring as directors at the time of consummation of our initial public offering which, upon appointment of a ninth director to our board and thereafter, will be reduced to one individual designated by Baring, for as long as Baring continues to beneficially own at least 5% of the combined voting power of our outstanding multiple voting shares and subordinate voting shares.

Our Chief Executive Officer is also required to be nominated to the board of directors by the Company.

In addition, the shareholders’ agreement provides that for so long as TELUS continues to beneficially own at least 50% of the combined voting power of our multiple voting shares and subordinate voting shares, TELUS will be entitled, but not obligated, to select the chair of the board and the chairs of the human resources and governance and nominating committees. The shareholders’ agreement also provides that, so long as TELUS or Baring, as applicable, is entitled to nominate at least one individual to our board, it will be entitled, but not obligated, to designate at least one nominee for appointment to each of our human resources committee and governance and nominating committee. The shareholders’ agreement also provides that (i) so long as TELUS or Baring, as applicable, is entitled to nominate at least one individual to our board, it will be entitled, but not obligated, to designate one nominee for appointment to our audit committee for 90 days following the completion of our initial public offering, and (ii) TELUS will continue to have such right thereafter, as long as it is entitled to nominate at least one individual to our board and, following the earlier of the first anniversary of the consummation of our initial public offering or the appointment of a third independent director, as long as its nominee to the audit committee is independent. The above-described committee appointment rights are in each case subject to compliance with the independence requirements of applicable securities laws and listing requirements of the NYSE and TSX.

For a description of TELUS and Baring’s right to require us to nominate their designees to our board of directors, see “Item7B—Related Party Transactions—Our Relationship with TELUS and Baring—Shareholders’ Agreement”. Subject to the arrangements described above, nominees for election as directors are recommended to our board of directors by our governance and nominating committee in accordance with the provisions of applicable corporate law and the terms of reference of our governance and nominating committee. See “—Committees of the Board of Directors—Governance and Nominating Committee”.

Our articles provide that a director may be removed with or without cause by a resolution passed by a special majority comprised of 66 2/3% of the votes cast by shareholders present in person or by proxy at a meeting and who are entitled to vote. The directors are elected by the shareholders at each annual general meeting of shareholders, and all directors will hold office for a term expiring at the close of the next annual shareholders meeting or until their respective successors are elected or appointed. Under the BCBCA and our articles, between annual general meetings of our shareholders, the directors may appoint one or more additional directors, but the number of additional directors may not at any time exceed one-third of the number of current directors who were elected or appointed other than as additional directors pursuant to this provision.

Majority Voting Policy

In accordance with the requirements of the TSX, our board of directors adopted a majority voting policy to the effect that a nominee for election as a director of our Company who does not receive a greater number of votes “for” than votes “withheld” with respect to the election of directors by shareholders shall promptly tender his or her resignation to the chair of our board of directors following the meeting of shareholders at which the director was elected. The governance and nominating committee will consider such offer and make a recommendation to our board of directors whether or not to accept it. In its deliberations, the governance and nominating committee will consider any stated reasons why shareholders “withheld” votes from the election of that director, the length of service and the qualifications of the director, the director’s contributions to our company, the effect such resignation may have on our ability to comply with any applicable governance rules and policies and the dynamics of the board, and any other factors that the governance and nominating committee considers relevant. Our board of directors will act on the governance and nominating committee’s recommendation within 90 days following the applicable meeting of shareholders and announce its decision in a press release, after considering the factors considered by the governance and nominating committee and any other factors that the board of directors considers relevant. Our board of directors will accept a resignation except in situations where extenuating circumstances would warrant the director to continue to serve on the board of directors. Our majority voting policy will apply for uncontested director elections, being elections in which the number of nominees for election as director is the same as the number of directors to be elected.

Controlled Company Exemption

We have elected to be treated as a “controlled company” under the listing requirements of the NYSE because more than 50% of the combined voting power of our multiple voting shares and subordinate voting shares is held by TELUS. See “Item 7A—Major Shareholders”. We intend to rely upon the “controlled company” exemption relating to the board of directors and committee independence requirements under the NYSE listing requirements until we are no longer eligible or until we determine otherwise. Pursuant to this exemption, we are exempt from, among other things, the listing requirements that would otherwise require that our board of directors consist of a majority of independent directors and that our human resources and governance and nominating committee be composed entirely of independent directors. The “controlled company” exemption does not modify the independence requirements for the audit committee, and we comply with the requirements of the Exchange Act, the NYSE listing requirements and applicable Canadian securities laws, which require that our audit committee have at least one independent director on the effective date of the registration statement relating to an initial public offering, a majority of independent directors within 90 days following the effective date of the registration statement relating to the initial public offering, and exclusively independent directors within one year following the effective date of the registration statement relating to the initial public offering.

Director Independence

For purposes of the NYSE listing requirements, an independent director means a person who, in the opinion of our board of directors, has no material relationship with the Company. Under NI 58-101, a director is considered to be independent if he or she is independent within the meaning of Section 1.4 of National Instrument 52-110—Audit Committees (“NI 52-110”). Pursuant to NI 52-110, an independent director is a director who is free from any direct or indirect material relationship with us which could, in the view of our board of directors, be reasonably expected to interfere with the exercise of a director’s independent judgment.

Our board of directors has undertaken a review of the independence of the directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each director concerning such director’s background, employment and affiliations, including family relationships, our board of directors determined that one director is an “independent director” as defined in the NYSE listing requirements and NI 58-101. In making these determinations, our board of directors considered the current and prior relationships that each director has with our Company and all other facts and circumstances that our board of directors deemed relevant in determining their independence, including the beneficial ownership of our shares by each director and the transactions involving them described in “Item 7B—Related Party Transactions”. The board will assess on a regular basis, and at least annually, the independence of directors and, based on the recommendation of the governance and nominating committee, will make a determination as to which members are independent.

Jeffrey Puritt is not considered an independent director as he is our Chief Executive Officer. Josh Blair, the chair of the board, as well as Doug French, Tony Geheran and Stephen Lewis are not considered independent directors as they are affiliated with TELUS, while Kenneth Cheong and Jimmy Mahtani are not considered independent directors as they are affiliated with Baring.

Meetings of Independent Directors and Conflicts of Interest. We take steps to ensure that adequate structures and processes are in place to permit our board of directors to function independently of management, including for purposes of encouraging an objective process for nominating directors and determining executive compensation. The board of directors considers, on the occasion of each board meeting, whether a board meeting without the members of management and non-independent directors would be appropriate and they will hold a meeting without the members of management and non-independent directors where appropriate.

In addition, our board of directors ensures open and candid discussion among its directors by continuously monitoring situations where a conflict of interest or perceived conflict of interest with respect to a director may exist. Our board of directors may determine that it is appropriate to hold meetings excluding a director with a conflict of interest or perceived conflict of interest or such director may consider that it is appropriate to recuse themselves from considering and voting with respect to the matter under consideration.

Mandate of the Board of Directors

Our board of directors is responsible for the stewardship of the Company and overseeing the management of our business and affairs in accordance with the BCBCA, our articles and the shareholders’ agreement. This includes appointing our Chief Executive Officer and other members of the senior leadership team, considering and approving our objectives and goals and material changes thereto, approving our strategic plans and monitoring our strategic planning process, strategic plan execution and corporate performance against our objectives and goals, subject to the terms of the shareholders’ agreement. In addition, our board also receives and considers recommendations from our various committees with respect to matters such as the following:

•	the compensation of our directors;

•	criteria for board and committee membership;

•	persons to be nominated for election as directors and to each of the board’s committees; and

•	matters relating to our code of ethics and conduct and corporate governance guidelines.

Certain of the actions of the board of directors are subject to the review and approval by TELUS, as our controlling shareholder. See “Item 7B—Related Party Transactions—Our Relationship with TELUS and Baring—Shareholders’ Agreement”.

Attendance Record

In 2020, there were seven meetings of our board of directors. There was 100% director attendance at each of these meetings.

Position Descriptions

Our board of directors adopted a written position description for the Chair of the board of directors, which sets out the Chair’s key responsibilities, including, among others, contributing to our strategy, providing management and leadership to the board of directors and facilitating its effective operation, duties relating to setting board meeting agendas, chairing board and shareholder meetings and director development and communicating with the Chief Executive Officer. The shareholders’ agreement provides that for so long as TELUS continues to beneficially own at least 50% of the combined voting power of our multiple voting shares and subordinate voting shares, we agree to nominate a director designated by TELUS as the chair of the board.

Our board of directors adopted a written position description for our Chief Executive Officer which sets out the key responsibilities of our Chief Executive Officer, including, among other duties in relation to recommending the strategic direction of our Company to the board of directors and pursuing its continued development and progression and monitoring annual business and operational plans and budgets that support our company’s long-term business plans and strategies and leading their execution, participating in the strategic planning meetings that TELUS convenes, communicating with the board of directors, and fostering a caring culture. These position descriptions are included as the terms of reference for each position, which are included in our board manual.

Orientation and Continuing Education

We have implemented an orientation program for new directors under which a new director receives a director’s orientation manual including our key corporate governance documents and other information, meets with the chair of the board and attends orientation sessions with the Chief Executive Officer and other members of the management team, at which he or she receives information and learns about our business purpose, strategic direction, operations and other matters.

Our governance and nominating committee is responsible for overseeing director continuing education designed to maintain or enhance the skills and abilities of the directors and to ensure that their knowledge and understanding of our business remains current.

Term Limits and Mechanisms of Board Renewal

Each non-management director appointed to the board of directors will tender his or her resignation after serving 15 years on the board of directors. The governance and nominating committee will consider such resignation and have discretion to recommend to the board of directors that the term of the resigning director be extended for such period as the governance and nominating committee deems appropriate, if in our best interest to do so. Our board of directors has no other automatic mechanisms of board renewal. Our governance and nominating committee is responsible for reviewing the composition of our board of directors to ensure that it is composed of members containing the appropriate skills and expertise to advise us. Our governance and nominating committee is expected to conduct a process for the assessment of our board of directors, each committee and each director regarding his, her or its effectiveness and performance, and to report evaluation results to our Board. See “—Committees of the Board of Directors—Governance and Nominating Committee”.

Committees of the Board of Directors

We have an audit committee, a human resources committee and a governance and nominating committee. Pursuant to the terms of our shareholders’ agreement, for so long as TELUS continues to beneficially own at least 50% of the combined voting power of our multiple voting shares and subordinate voting shares, TELUS will be entitled, but not obligated, to select the chairs of the human resources and governance and nominating committees. Additionally, for so long as TELUS or Baring, as applicable, is entitled, but not obligated, to nominate at least one individual to our board, it will be entitled, but not obligated, to designate at least one nominee for appointment to each of our human resources committee and governance and nominating committee.

The shareholders’ agreement also provides that (i) so long as TELUS or Baring, as applicable, is entitled to nominate at least one individual to our board, it will be entitled, but not obligated, to designate one nominee for appointment to our audit committee for 90 days following the completion of our initial public offering, and (ii) TELUS will continue to have such right thereafter, as long as it is entitled to nominate at least one individual to our board and as long as its nominee to the audit committee is independent. The above-described committee appointment rights are in each case subject to compliance with the independence requirements of applicable securities laws and listing requirements of the NYSE and TSX.

Audit Committee

Our audit committee is comprised of Kenneth Cheong and Doug French, and chaired by Olin Anton. Our board of directors has determined that Olin Anton meets the independence requirements for directors, including the heightened independence standards for members of the audit committee under Rule 10A-3 under the Exchange Act and NI 52-110. Within one year following the effective date of the registration statement relating to our initial public offering, our audit committee will consist exclusively of independent directors within the meaning of NI 52-110 and the NYSE listing requirements. Our board of directors has determined that Olin Anton is “financially literate” within the meaning of NI 52-110 and the NYSE listing requirements and an “audit committee financial expert” as defined by Rule 10A-3 under the Exchange Act. For a description of the education and experience of each member of the audit committee, see “Item 6A—Our Directors”.

Our board of directors has established written terms of reference setting forth the purpose, composition, authority and responsibility of the audit committee, consistent with the NYSE listing requirements, the rules of the SEC and NI 52-110 and our audit committee will review the terms of reference annually. The principal purpose of our audit committee is to assist our board of directors in discharging its oversight of, among other things:

•	the integrity of our accounting and financial reporting;

•	the independence, qualifications, appointment, compensation and performance of our internal and external auditors and the pre-approval of all audit, audit-related and non-audit services;

•	our disclosure controls and procedures and internal control over financial reporting, as well as our whistleblower and ethics processes;

•	review and approval or ratification of related-party transactions, including transactions with TELUS;

•	our compliance with applicable legal and regulatory requirements and Company policies; and

•	our enterprise risk management processes, credit worthiness, treasury plans and financial policy.

The audit committee also has the authority in its sole discretion and at our expense, to engage and set the compensation of outside legal, accounting or other advisors as necessary to assist in the performance of its duties and responsibilities.

Human Resources Committee

Our human resources committee is comprised of Olin Anton and Kenneth Cheong, and chaired by Josh Blair. As a “controlled company,” our human resources committee is not required to be comprised entirely of independent directors. Our board of directors has determined that Olin Anton is independent for purposes of NI 58-101 and NYSE listing requirements. For a description of the background and experience of each member of our human resources committee, see “—Our Directors”.

Our board of directors has established written terms of reference setting forth the purpose, composition, authority and responsibility of the human resources committee consistent with the NYSE listing requirements and the rules of the SEC and our human resources committee will review the terms of reference annually. The human resources committee’s purpose is to assist the board in its oversight of executive compensation philosophy and guidelines, succession-planning and certain compensation and performance rating decisions. The principal responsibilities and duties of the human resources committee include, among other things:

•	reviewing at least annually our executive compensation philosophy and guidelines;

•	in the absence of the Chief Executive Officer, evaluating at least once a year our Chief Executive Officer’s performance in light of the goals and objectives established by the human resources committee and, based on such evaluation, approving the Chief Executive Officer’s annual compensation;

•	reviewing and approving on an annual basis the evaluation process and compensation structure for members of our senior leadership team and, in consultation with our Chief Executive Officer, reviewing and approving the performance of the other members of our senior leadership team;

•	reviewing and approving the design of the annual performance bonus plan, and any establishment of or material changes to incentive compensation plans, employee benefit plans for the senior leadership team and all equity-based incentive plans of the Company or its subsidiaries;

•	preparing and recommending to our board of directors for approval our public disclosures related to executive compensation; and

•	reviewing at least once annually succession plans for the Chief Executive Officer and members of our senior leadership team.

Further particulars of the process by which compensation for our executive officers is and will be determined are provided under the heading “Item 6B—Compensation”.

Governance and Nominating Committee

Our governance and nominating committee is comprised of Stephen Lewis and Jimmy Mahtani, and chaired by Tony Geheran. As a “controlled company”, our governance and nominating committee is not required to be, and is not, comprised entirely of independent directors. For a description of the background and experience of each member of our governance and nominating committee, see “Item 6A—Directors and Senior Management—Our Directors”.

Our board of directors has established written terms of reference setting forth the purpose, composition, authority and responsibility of our governance and nominating committee. The governance and nominating committee’s purpose is to assist our board of directors in, among other things:

•	identifying individuals qualified to become members of our board of directors;

•	recommending that our board of directors select director nominees for the next annual meeting of shareholders and determining the composition of our board of directors and its committees;

•	developing and overseeing a process to assess our board of directors, the chair of the board of directors, the committees of the board of directors, the chairs of the committees and, individual directors;

•	developing, recommending and overseeing the effectiveness of our corporate governance policies and procedures;

•	reviewing director compensation; and

•	overseeing our public disclosure related to the foregoing.

In identifying new candidates for our board of directors, the governance and nominating committee considers what competencies and skills our board of directors, as a whole, should possess and assess what competencies and skills each existing director possesses, considering our board of directors as a group, and the personality and other qualities of each director, as these may ultimately determine the boardroom dynamic.

It is the responsibility of the governance and nominating committee to regularly evaluate our board of directors, the chair of our board and all board committees and their chairs. As part of its mandate, the governance and nominating committee conducts the process for the assessment of our board of directors, each committee and each director regarding his, her or its effectiveness and contribution, and reports evaluation results to our board of directors on a regular basis.

Diversity

We are committed to fostering an environment that is diverse and inclusive and facilitates a broad range of perspectives. We recognize the importance and benefit of having a board of directors and senior management comprised of highly qualified individuals who reflect the communities where we live and work and the clients that we serve in promoting better corporate governance.

We adopted a formal board diversity policy providing that the governance and nominating committee shall consider diversity criteria, such as gender, age, ethnicity/aboriginal status and geographic background in recommending director nominees to the board of directors, which we are applying in connection with the director search efforts that we are conducting as part of the contemplated increases to the size of our board. We have also authorized the governance and nominating committee to engage qualified independent external advisors to conduct a search for candidates that help achieve diversity objectives. At the time of this Annual Report, two of our eight directors, representing 25% of our board, are considered diverse, no women serve on our board and two women serve in executive officer positions, representing 29% of our executive officer team. In connection with the contemplated increase to the number of members on our board over the course of 2021, within the first three months following our initial public offering we expect to appoint a woman to our board of directors and within the first year following the offering to add an additional woman to the board. We do not expect to adopt formal targets regarding the number of women on our board of directors or in executive officer positions. We believe the promotion of diversity is best served through careful consideration of all of the knowledge, experience, skills and backgrounds of each individual candidate for director in light of the needs of the board without focusing on a single diversity characteristic. When assessing the composition of the board, a principal focus is expected to be on ensuring the board has the diverse experiences, skills and backgrounds needed to oversee our Company and the Company will take a balanced approach when considering the extent to which personal characteristics are taken into account.

Penalties or Sanctions

None of our directors or executive officers, and to the best of our knowledge, no shareholder holding a sufficient number of securities to affect materially the control of us, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Individual Bankruptcies

None of our directors or executive officers, and to the best of our knowledge, no shareholder holding a sufficient number of securities to affect materially the control of us, has, within the ten years prior to the date of this Annual Report, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Corporate Cease Trade Orders and Bankruptcies

None of our directors or executive officers is, as at the date of this Annual Report, or has been within the ten years prior to the date of this Annual Report: (a) a director, chief executive officer or chief financial officer of any company (including the TELUS and its other subsidiaries) that was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; (b) was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or (c) a director or executive officer of any company (including the TELUS companies) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. For the purposes of this paragraph, “order” means a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, in each case, that was in effect for a period of more than 30 consecutive days.

D.	Employees

Our Team Members

We have over 50,000 team members (including 792 team members from Lionbridge AI) team members around the globe. The majority of our team members are directly or indirectly delivering services to our clients. At December 31, 2020, approximately 97.5% of our team members worked in this capacity while the remaining 2.5% worked in sales and marketing or other corporate support functions. Our team members possess a wide variety of skills and capabilities, in areas such as DevOps, solutions architecture, digital transformation, cloud transformation, UI/UX design, QA testing and customer experience management.

Our team members are located in over 20 countries across four geographic regions. The following tables show our team members by function and geographic region:

Function	As at December 31, 2020	As at December 31, 2019	As at December 31, 2018
Delivery of our services	48,570	37,041	31,524
Sales and Marketing, or other corporate support functions	1,256	1,061	759
TOTAL	49,826	38,102	32,283

Region	December 31, 2020	December 31, 2019	December 31, 2018
Asia-Pacific(1)	19,824	19,238	16,071
Europe(2)	14,761	6,449	5,839
Central America(3)	12,201	9,923	7,688
North America(4)	3,040	2,492	2,685
TOTAL	49,826	38,102	32,283

(1)	Comprises Philippines, India, China and Turkey.

(2)	Comprises Austria, Bulgaria, Bosnia and Herzegovina, Germany, Ireland, Latvia, France, Poland, Romania, Slovakia, Spain, Switzerland and United Kingdom.

(3)	Comprises El Salvador and Guatemala.

(4)	Comprises Canada and the United States.

We believe our differentiated culture drives greater team member engagement and retention, which leads to superior outcomes for us and our clients. As a result, sourcing, recruiting, developing and retaining talented team members is critical to our ongoing success.

Talent Acquisition. We seek to employ team members who share our unique values, possess the specialized skillsets needed to enable our clients’ digital journeys and who are inspired by giving back to their local communities. We believe that our caring culture, which includes a commitment to team member growth and development, makes us a preferred employer in the regions where we have delivery locations. During 2020, approximately 44% of our almost 31,000 new full-time team members were hired based on current team member referrals, demonstrating that our team members consider us to be a preferred employer. We also recruited on campus and through multiple digital channels, screening over 174,000 candidates. We build our talent acquisition funnel through a combination of branded campaigns, social media, job portals, online job fairs and events, including hack-a-thons, and university and specialized academic partnerships for specialized roles. We have partnered with approximately 300 colleges and universities around the globe.

Training and Coaching. We believe it is important for our team members to grow with us both personally and professionally. Our talent strategy includes developing expertise around the specific technologies, tools and frameworks required to successfully execute projects for our clients in an increasingly digital economy. We strive to create thought leaders with deep industry acumen. This entails providing access to opportunities to further develop our team members’ skills which enables them to handle a wider variety of responsibilities. In several delivery locations, we work in partnership with local, accredited universities to provide training programs. For example, through our TELUS International University program, team members have access to subsidized tuition and onsite classes to earn approximately 2,000 degrees. We also provide mentoring programs, leadership courses through our “Learning @ TI” roadmap and have our own “Learn and Grow” curriculum for team member development and personalized coaching. As part of our broader efforts to support our team members’ overall well-being, we extend many training and development opportunities to their family members.

Retention. Our culture, team member engagement efforts, recruiting and training programs are all designed to establish us as the employer of choice in our markets, and to maximize retention of our team members. We reward exceptional performance, celebrate diversity, host team building events, provide opportunities for team members to volunteer in their communities and celebrate accomplishments and mark special occasions together. To make team members feel more valued and connected to our organization, we recognize important professional and personal milestones such as promotions, anniversaries, birthdays and new family members. We also offer market-based compensation, a flexible work environment, and benefits tailored to meet the unique needs of our team members. For example, in certain delivery locations, we extend healthcare benefits to team members’ and their immediate families, including parents, as well as allowing extended families access to onsite healthcare professionals.

To strengthen our team members’ connections with each other and with us, we have built our own social network called Cosmos, and sponsor many special interest and affinity groups and athletic teams, which foster a sense of belonging and community. Giving back as a team, including through the “TELUS Days of Giving”, monthly community service days and our Helping Our People through Education (“HOPE”) program, is an essential part of our caring culture and we believe our giving back makes a meaningful difference where we live, work and raise our families.

Our collective efforts lead to higher retention. Our voluntary attrition rate for our team members who had completed our standard six-month training program was 18.67% for 2020.

Diversity and Inclusion. Diversity, acceptance and inclusion are integral components of our caring culture. For our team members, whose backgrounds reflect the breadth of our global footprint, our commitment to diversity and inclusiveness promotes engagement and empowers them to serve as advocates for positive social change.

We see team member diversity as a significant competitive advantage, fostering creativity and innovation and leading to better customer experiences and financial outcomes. We aim to provide equal opportunities for all team members and proactively seek candidates from varied gender identities and cultural backgrounds. We are committed to diversity and inclusion across our entire organization, which is supported by our vision, values, culture and strategy. At December 31, 2020, women represented approximately 45% of our total workforce (excluding the Montreal call center and CCC).

Our approach to talent acquisition, training and coaching, retention, and diversity and inclusion are the cornerstones of our culture. Our CVC framework establishes how our caring culture leads to a better environment for our team members which contributes to high client satisfaction and better outcomes for our clients and our shareholders. We believe our caring culture drives higher team member engagement, which leads to lower team member attrition. Longer-tenured team members develop more advanced skills leading to better end-customer outcomes and higher revenues for clients and for us. We consistently see the benefits driven by this model, and will continue to use it as a guide in further elevating our digital transformation and customer experience services.

Our culture influences each and every team member interaction. We believe our ongoing investments in attracting and hiring team members who share our values, training and coaching, community giving, and diversity and inclusion are culture builders that help drive team member engagement and retention.

E.	Share Ownership

See “Item 7A—Major Shareholders” and “Item 6B—Compensation”.

ITEM 7  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information relating to the beneficial ownership of our shares as at December 31, 2020, by:

•	each of our directors;

•	each of our executive officers;

•	all directors and executive officers as a group; and

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding shares, which includes each of the selling shareholders;

Beneficial ownership is determined in accordance with SEC rules. The information is not necessarily indicative of beneficial ownership for any other purpose. In general, under these rules a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares voting power or investment power with respect to such security. In addition, the rules include shares issuable pursuant to the exercise of share options, warrants or other convertible securities that are either immediately exercisable or exercisable on or before March 1, 2021, which is 60 days after December 31, 2020. These shares are deemed to be outstanding and beneficially owned by the person holding those options, warrants or other convertible securities for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. The information contained in the following table is not necessarily indicative of beneficial ownership for any other purpose, and the inclusion of any shares in the table does not constitute an admission of beneficial ownership of those shares. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

The percentage of beneficially owned subordinate voting shares and multiple voting shares is based on 9,382,241 subordinate voting shares and 235,132,501 multiple voting shares outstanding as at December 31, 2020, after giving effect to the Share Class Reclassification Transactions as if they occurred on December 31, 2020.

The address for each of our directors and executive officers listed below is c/o TELUS International (Cda) Inc., Floor 7, 510 West Georgia Street, Vancouver, BC V6B 0M3, Canada.

	Subordinate Voting Shares		Multiple Voting Shares		% of Total Voting
Name of Beneficial Owner	Shares	%	Shares	%	Power
Directors and Executive Officers:
Jeffrey Puritt	199,341	2.1%	—	—	*
Marilyn Tyfting	*	*	—	—	*
Vanessa Kanu	—	—	—	—	—
Charles Koskovich	*	*	—	—	*
Michael Ringman	*	*	—	—	*
Michel E. Belec	*	*	—	—	*
James Radzicki	—	—	—	—	—
Josh Blair	—	—	—	—	—
Olin Anton	—	—	—	—	—
Kenneth Cheong(1)	—	—	—	—	—
Doug French(2)	—	—	—	—	—
Tony Geheran(2)	—	—	—	—	—
Stephen Lewis(2)	—	—	—	—	—
Jimmy Mahtani(1)	—	—	—	—	—
All directors and executive officers as a group (14 persons)	407,483	4.3%	—	—	*
5% Shareholders:
TELUS(3)	—	—	152,988,315	65.1%	64.8%
Baring(4)	—	—	82,144,186	34.9%	34.8%

*	Holdings represent less than one percent.

(1)	Messrs. Cheong and Mahtani are each employees of Baring, but each disclaims beneficial ownership of the shares beneficially owned by Baring.

(2)	Messrs. French, Geheran and Lewis are each employees of TELUS, but each disclaims beneficial ownership of the shares beneficially owned by TELUS.

(3)	Consists of shares held by TELUS Communications, Inc., 1276431 B.C. Ltd., 1276433 B.C. Ltd., 1276435 B.C. Ltd., 1276436 B.C. Ltd. and TELUS International Holding Inc., each a wholly-owned subsidiary of TELUS. For details on significant acquisitions of our common shares by TELUS, see “Item 7B—Related Party Transactions—Share Issuances”.

(4)	Consists of shares held by Riel B.V., which is indirectly and wholly-owned by The Baring Asia Private Equity Fund VI, L.P.1 (“Fund VI1”), The Baring Asia Private Equity Fund VI, L.P.2 (“Fund VI2”) and certain of its affiliates. The general partner of Fund VI1 and Fund VI2 is Baring Private Equity Asia GP VI, L.P. (“Fund VI GP”). The general partner of Fund VI GP is Baring Private Equity Asia GP VI Limited (“Fund VI Limited”). As the sole shareholder of Fund VI Limited, Jean Eric Salata may be deemed to have voting and dispositive power with respect to the shares beneficially owned by Fund VI and Fund VI2 and their affiliates, but disclaims beneficial ownership of such shares. The address of Fund VI GP, Fund VI Limited, and Jean Eric Salata is c/o Maples Corporate Services Limited, 390 GT Ugland House, South Church Street, Georgetown, Grand Cayman, Cayman Islands. For details on significant acquisitions of our common shares by Baring, see “Item 7B—Related Party Transactions—Share Issuances”.

As at December 31, 2020, we had 18 registered holders of our Class A, Class B, Class C, Class D and Class E common shares (collectively, the “Pre-Offering Common Shares”), with four registered holders in the United States, representing 1.1% of our outstanding Pre-Offering Common Shares. Immediately subsequent to our initial public offering, there were six registered holders in the United States, one of whom was Cede & Co. (nominee of DTC).

B.	Related-Party Transactions

Our Relationship with TELUS

As of December 31, 2020 after giving effect to the Share Class Reclassification Transactions, TELUS, our controlling shareholder, held 152,988,315 multiple voting shares, or 64.8% of the combined voting power of our outstanding shares. Immediately following the completion of our initial public offering, TELUS held 67.0% of the combined voting power of our multiple voting shares and subordinate voting shares, and continues to be our controlling shareholder. See “Item 3D—Risk Factors—Risks Related to Our Relationship with TELUS”.

In connection with our initial public offering, we and TELUS entered into certain agreements that provide a framework for our relationship after the offering. The following is a summary of the terms of each intercompany agreement that we entered into with TELUS prior to the completion of our initial public offering, each of which is included as an exhibit to this Annual Report. Each summary sets forth the terms of an agreement that we believe is material to us and each summary is qualified in its entirety by reference to the full text of such agreement.

For further information regarding historical related party transactions, see Note 19: Related Party Transactions to our audited consolidated financial statements filed together with this Annual Report.

Master Services Agreement

We currently provide strategy and innovation, next-generation technology and IT services as well as customer experience process and delivery services to TELUS pursuant to the terms of a master services agreement, which we amended and restated in January 2021. The MSA includes a minimum spend commitment of $200.0 million per year, subject to adjustment in accordance with its terms. The initial term of the MSA is ten years, unless terminated earlier or extended according to its terms. Services provided for under the MSA are priced on an arm’s-length basis in line with pricing for comparable services we provide to other clients. The MSA includes typical industry terms for a long-term services arrangement, including terms related to periodic price and service level reviews and benchmarking, service-level credits, termination rights, indemnification and limitation of liability.

Transition and Shared Services Agreement

We entered into a new transition and services agreement (the “TSSA”) with TELUS in January 2021. Pursuant to this agreement, TELUS provides us with certain administrative and support services and certain other corporate assistance, which enhances our ability to operate efficiently and to reliably serve our clients, while leveraging TELUS’ expertise. The services provided to us by TELUS under the TSSA include services to support the coordination of corporate functions, such as finance and accounting support, human resources support, investor relations, communications and media relations support.

In connection with our acquisition of MITS from TELUS, in 2020 we entered into a separate shared services agreement with TELUS, which provided for certain support services similar to those services covered by the TSSA, for MITS and related client relationships (the “MITS shared services agreement”). In connection with our entry into the TSSA, the MITS shared services agreement was terminated. The portions of the MITS shared services agreement that included network and infrastructure services provided by TELUS to MITS are included as part of a new network and infrastructure services agreement we entered into with TELUS, as described below. Also, the other services previously provided under the MITS shared services agreement are included as part of the TSSA.

The term of the TSSA is ten years. We will pay TELUS mutually agreed-upon fees for the services provided under the TSSA on a cost-plus recovery basis and have the right to terminate some or all of the services upon notice. Expiration or termination of all services will result in the termination of the TSSA, concurrently with the termination or expiration of the last remaining service.

Master Reseller Agreement

We provide advisory, technical and cloud-based customer experience transformation services to TELUS that TELUS resells to its customers pursuant to the terms of a master reseller agreement, which we amended and restated in January 2021. The amended and restated master reseller agreement has a term of five years which automatically renews for successive one-year terms unless terminated according to its terms. Services provided under the amended and restated master reseller agreement are priced on an arm’s-length basis. The amended and restated master reseller agreement contains typical industry terms for a reseller agreement, including scope of rights to resell, termination rights, indemnification and limitation of liability.

Network Infrastructure Services Agreement

We and one of our U.S. subsidiaries entered into a network infrastructure services agreement with TELUS and one of its U.S. subsidiaries in January 2021. Under the network infrastructure services agreement, TELUS provides us with various managed telecommunications and information technology services, including services that we previously received from TELUS under a previous shared service agreement and the MITS shared services agreement. The initial term of the agreement is ten years, unless terminated earlier, and will be automatically extended for successive one-year terms unless notice is given by either party thereto. The agreement includes a minimum spend commitment by us of C$47,900,000 over the first five years of the term. We are permitted to terminate any service under the agreement for convenience prior to its scheduled expiration date, subject to a minimum notice period, which is generally one month, and payment of unpaid charges and termination charges (if any) specified in the related service schedules. Fees for services provided under the agreement are consistent with fees for the same or similar services under the same or similar conditions between unrelated parties. The agreement includes typical industry terms for a long-term services arrangement, including performance service credits, termination rights, indemnification and limitation of liability.

Trademark License Agreement

We entered into a trademark license agreement with TELUS in January 2021. Under the trademark license agreement, TELUS granted us a limited, non-exclusive, non-transferable (except by sub-license) and royalty-free license to use certain TELUS trademarks (including domain names) in connection with the goods and services associated with each trademark application and/or registration. The trademark license agreement has an initial term of ten years, unless terminated earlier or extended by mutual agreement. TELUS is permitted to terminate the trademark license agreement without cause at any time, subject to a minimum notice period, which is generally thirty days. Following termination of the trademark license agreement, we will have one year to phase out any use of the trademarks. The trademark license agreement also includes standard rights to terminate with cause.

Collaboration and Financial Reporting Agreement

We entered into a collaboration and financial reporting agreement with TELUS relating to our financial reporting which is intended to provide for the collaboration and coordination of TELUS International and TELUS in a range of areas. This agreement will continue in effect until the earlier of (i) a change of control transaction, (ii) when TELUS determines it is no longer required to consolidate our results of operations and financial position or to account for its investment in us under the equity method of accounting, and (iii) such date as we and TELUS may agree. The parties will negotiate the basis for phasing out their respective obligations and requirements under the agreement prior to its termination or expiry. Under this agreement, we are be subject to covenants, including those regarding the delivery or supply of monthly, quarterly and annual reporting information and annual budgets and financial forecasts to TELUS as well as other information that TELUS requires in support of its continuous reporting obligations and operational/management needs; conformity with TELUS’ financial presentation and accounting policies and management reporting framework for intercompany transactions; disclosure of information about our financial controls to TELUS; the provision to TELUS of access to our auditors, certain books and records related to internal accounting controls or operations and the working papers for our annual audits and quarterly reviews; and collaboration and consultation with TELUS in connection with our strategic and business planning, the preparation of our public filings and press releases and on other specified topics. Pursuant to the collaboration and financial reporting agreement, we are required to maintain business policies, practices and standards that are consistent with and at least as stringent as the corresponding TELUS policies, standards, and procedures, with such practices and standards to be adapted to conform to our business and the laws and regulations applicable to our business. The agreement specifies certain matters or actions we take that require advance review and consultation with TELUS and also stipulates certain actions that require our board’s approval. As our financial statements are currently consolidated with those of TELUS, we maintain policies and processes that comply with the financial reporting requirements that are contained in this agreement.

Credit Agreement

General

We entered into a senior secured credit agreement, which includes two revolving credit facilities and loan facility agreement, originally dated as of May 31, 2016 and amended and restated on January 28, 2020 and as further amended and restated on December 18, 2020, with The Bank of Nova Scotia, as administrative agent and certain other financial institutions and TELUS, serving as a lender. The credit agreement provides for (i) a $230.0 million revolving facility, (ii) a $620.0 million revolving facility ($250.0 million of which could only be used to finance the acquisition of Lionbridge AI), (iii) a $600.0 million term loan facility and (iv) a $250.0 million term loan facility to finance the acquisition of Lionbridge AI. In addition, the revolving credit facilities each include a sub-facility for standby letters of credit with an aggregate cap of C$50.0 million or the equivalent in U.S. dollars or euros. The facilities generally bear interest at various floating rates, with a credit spread that varies by reference to the ratio of total net debt to EBITDA for the applicable fiscal quarter. The $620.0 million revolving credit facility and the term loan facilities are subject to an accordion feature allowing us to increase either or both of these facilities by up to an aggregate amount of $250.0 million, subject to certain customary conditions and increases in interest rates and standby fees. The revolving credit facilities and the $600.0 million term loan facility mature on January 28, 2025. The $250.0 million term loan facility will mature on December 22, 2022. The obligations thereunder are guaranteed by all of our wholly-owned subsidiaries and secured by a first priority interest in all of our assets and equity interests in our subsidiaries. As at December 31, 2020, there was $718.0 million outstanding under the revolving credit facilities and $850.0 million outstanding under the initial term loan facility. Indebtedness incurred under the credit agreement was used to partially fund the following prior acquisitions, in addition to the acquisition of Lionbridge AI: (i) in February 2018, approximately $75.0 million was incurred in connection with the acquisition of the controlling interest in Xavient; and (ii) in January 2020, approximately $798.9 million was incurred in connection with the acquisition of CCC. In connection with the acquisition of Lionbridge AI, we borrowed an additional $709.0 million under our credit agreement, of which $265.0 million was drawn on the term loan facilities, and the remainder on the revolving facilities. For more information, see “Item 4B—Business Overview—Lionbridge AI”. We used the net proceeds of our initial public offering to repay all the outstanding borrowings under our $230.0 million revolving facility and approximately $260.0 million of outstanding borrowings under our $620.0 million revolving credit facility of our credit agreement. As at January 31, 2021, we had $730.6 million outstanding under the revolving credit facilities.

TELUS, our parent company and controlling shareholder, is a lender under the credit agreement, with a lending responsibility up to 8.9% of the amounts available to us under our facilities (at an aggregate level based on the total size of the credit facilities) as of the date of this Annual Report.

Covenants and Events of Default

The credit agreement imposes certain customary restrictions on our activities, including, but not limited to, and subject to certain customary exceptions, our ability to incur indebtedness (including guarantee obligations), incur liens, engage in certain fundamental changes, amend, modify or terminate the master services agreement and shared services agreements we have entered into with TELUS and the shareholders’ agreements we have entered into with TELUS and Baring, make acquisitions or investments, and sell assets. For more information on the agreements we have entered to with TELUS and Baring, please see “—Our Relationship with TELUS” and “—Our Relationships with TELUS and Baring”.

The credit agreement also requires us to maintain a total net debt to EBITDA ratio of 5.25 to 1 for each fiscal quarter from and including the fiscal quarter ending December 31, 2020, to and including the fiscal quarter ending December 31, 2021, with a step down to 4.50 to 1 for each fiscal quarter thereafter until and including the fiscal quarter ending December 31, 2022, and a further step down to 3.75 to 1 for each fiscal quarter thereafter. If we make permitted acquisitions with an aggregate cash consideration above $60 million in any twelve-month period, we may request that the maximum permitted total net debt to EBITDA ratio steps up to 4.50 to 1 for the fiscal quarter in which such threshold was exceeded and for each of the seven following fiscal quarters, returning, thereafter, to 3.75 to 1. We are also required to maintain a consolidated debt service coverage ratio financial covenant of at least 1.5 to 1.00 in every fiscal quarter.

The credit agreement provides for customary events of default, including, without limitation: (a) cross-default and cross-acceleration to indebtedness and judgments of over $25.0 million, (b) TELUS ceasing to have the power to, directly or indirectly, (i) vote shares that represent more than 50% our voting shares, (ii) direct our management, business or policies and (iii) elect or appoint a majority of our directors, and (b) termination of the master services agreement and the shared services agreements we have entered into with TELUS.

Our Relationship with TELUS and Baring

Shareholders’ Agreement

We entered into a shareholders’ agreement with TELUS and Baring upon consummation of our initial public offering that governs the relationship between us, TELUS and Baring.

Board Composition: Under our articles, our board of directors consists of such number of directors as determined from time to time by the directors. Pursuant to the terms of the shareholders’ agreement we entered into with TELUS and Baring upon consummation of our initial public offering, our board of directors was initially comprised of eight directors. Upon the commencement of the Transition Period (as defined below), the size of the board will be increased to nine directors and prior to the expiry of the Initial Year (as defined below), except as may otherwise be agreed to by TELUS and Baring, the size of the board will be increased to 11 directors.

Board Appointment Rights. The shareholders’ agreement provides that during the Initial Period, we will agree to nominate four individuals designated by TELUS and two individuals designated by Baring to our board. The shareholders’ agreement also provides that during the Transition Period, so long as TELUS continues to beneficially own at least 50% of the combined voting power of our multiple voting shares and subordinate voting shares, we will agree to nominate five individuals designated by TELUS (and during the Ongoing Period (as defined below), six individuals designated by TELUS), representing a majority of the board. During the Transition Period and the Ongoing Period, if TELUS owns at least 5% of the combined voting power of our multiple voting shares and subordinate voting shares but less than 50%, the number of directors TELUS may nominate as a percentage of the board will be the greater of (i) the number of directors proportionate to the percentage of combined voting power of shares that it holds and (i) one individual. The shareholders’ agreement also provides that, for so long as TELUS continues to beneficially own at least 50% of the combined voting power of our multiple voting shares and subordinate voting shares, the Chair of the board will be a designee of TELUS that TELUS identifies to us and Baring.

The shareholders’ agreement also provides that during and after the Transition Period, so long as Baring continues to beneficially own at least 5% of the combined voting power of our multiple voting shares and subordinate voting shares, we agree to nominate one individual designated by Baring.

During the Initial Period and so long as Baring has the right to designate a nominee to the board, Baring shall also be entitled, but not obligated, to designate one observer to our board (during the Transition Period and Ongoing Period, two observers).

The shareholders’ agreement also provides that we agree to nominate our Chief Executive Officer to the board of directors. The seat on our board to be held by our Chief Executive Officer does not represent one of the director nominees provided to TELUS and Baring under the shareholders’ agreement.

For the purposes of the foregoing:

“Initial Period” means the period beginning on the date of closing of our initial public offering and ending on the date that is 90 days after such date.

“Initial Year” means the period beginning on the date of closing of our initial public offering and ending on the date that is twelve months from such date.

“Ongoing Period” means the period following the Transition Period.

“Transition Period” means the period following the Initial Period beginning upon the appointment of a ninth director and ending at the earlier of the end of the Initial Year and the appointment of a third independent director.

Board Committee Appointment Rights. The shareholders’ agreement provides that for so long as TELUS continues to beneficially own at least 50% of the combined voting power of our multiple voting shares and subordinate voting shares, TELUS will be entitled, but not obligated, to select the chair of the board and the chairs of the human resources and governance and nominating committees. The shareholders’ agreement also provides that so long as TELUS or Baring, as applicable, is entitled to nominate at least one individual to our board, it will be entitled, but not obligated, to designate at least one nominee for appointment to each of our human resources committee and governance and nominating committee. The shareholders’ agreement also provides that (i) so long as TELUS is entitled to designate one or more nominees to our board, during the Initial Period, the Transition Period and, as long as the nominee is independent, the Ongoing Period, it will be entitled, but not obligated, to designate one nominee for appointment to our audit committee, and (ii) during the Initial Period, so long as Baring is entitled to designate one or more nominees to our board, it will be entitled, but not obligated, to designate one nominee for appointment to our audit committee. The above-described committee appointment rights are in each case subject to compliance with the independence requirements of applicable securities laws and listing requirements of the NYSE and TSX.

For so long as TELUS has the right to nominate a majority of our board of directors, TELUS appointees will control our board decisions and approval of all material actions not specifically requiring shareholder approval which are subject to majority board approval. See “Item 6A—Directors and Senior Management” for the composition of our board and the committees of the board and more information on our board of directors.

Special TELUS Shareholder Rights. The shareholders’ agreement provides that TELUS has special shareholder rights related to certain matters including, among others, approving the selection, and the ability to direct the removal, of our Chief Executive Officer, approving the increase or decrease of the size of our board, approving the issuance of multiple voting shares and subordinate voting shares, approving amendments to our articles, consolidations or mergers with non-affiliated entities and authorizing entering into a change of control transaction, disposing of all or substantially all of our assets, and commencing liquidation, dissolution or voluntary bankruptcy or insolvency proceedings. TELUS will retain these special shareholder rights for so long as TELUS retains at least 50% of the combined voting power of our multiple voting shares and subordinate voting shares.

TELUS Right of First Offer. In addition, pursuant to the shareholders’ agreement, Baring agreed not to, directly or indirectly, sell, transfer or otherwise dispose of any multiple voting shares or subordinate voting shares, whether by registered offering, private sale, disposition over the facilities of a stock exchange or otherwise, in a single transaction or series of transactions, without first discussing in good faith any such sale transaction with TELUS and providing TELUS with a right of first offer to purchase such multiple voting shares or subordinate voting shares in connection with a sale transaction for gross proceeds in excess of $10.0 million.

Registration Rights Agreement

We entered into a registration rights agreement with TELUS and Baring immediately prior to the completion of our initial public offering, pursuant to which we agreed to provide TELUS or Baring with certain demand and piggyback registration rights that require us to use commercially reasonable efforts to effect the registration under applicable federal, state and provincial securities laws, in either Canada or the United States of any of our subordinate voting shares held by TELUS or Baring following the completion of our initial public offering.

Under the registration rights agreement, we will be generally responsible for all registration expenses in connection with the performance of our obligations under the registration rights provisions in the registration rights agreement. TELUS or Baring will generally be responsible for all underwriting discounts, selling commissions and securities transfer taxes applicable to any sale.

The agreement contains customary representations, covenants, and indemnification and contribution provisions by us for the benefit of TELUS and Baring and, in limited situations, by TELUS and Baring for the benefit of us.

Share Issuances

In connection with the acquisition of Lionbridge AI, we issued 1,678,242 shares of Class A common shares to TELUS for proceeds of approximately $149.6 million and 901,101 shares of Class B common shares to Baring for proceeds of approximately $80.4 million to fund a portion of the purchase price. For more information on Lionbridge AI, see “Item 4B—Business Overview—Lionbridge AI”. For details on other historical share issuances to TELUS and Baring, see Note 19: Related Party Transactions to our audited consolidated financial statements filed with this Annual Report. See also “Item 5A—Operating Results—Related Party Transactions”.

Related Party Transactions Policy

Prior to the completion of our initial public offering, we implemented formal policies and procedures for the review, approval or ratification of related-party transactions that may be required to be reported under the disclosure rules applicable to us. As at the date of this Annual Report, such transactions, if and when they are proposed or have occurred, are reviewed by one or more of the board of directors, audit committee or the compensation committee (other than the directors or committee members involved, if any) on a case-by-case basis, depending on whether the nature of the transaction would otherwise be under the purview of the audit committee, the compensation committee or the board of directors.

Interests of Management and Others in Material Transactions

Other than as described in this Annual Report, there are no material interests, direct or indirect, of any of our directors or executive officers, any shareholder that beneficially owns, or controls or directs (directly or indirectly), a greater than 10% interest in the voting power of the Company, or any associate or affiliate of any of the foregoing persons, in any transaction since the beginning of the preceding three financial years before the date of this Annual Report that has materially affected or is reasonably expected to materially affect us or any of our subsidiaries.

Indebtedness

None of our directors, executive officers, employees, former directors, former executive officers or former employees or any of our subsidiaries, and none of their respective associates or affiliates, is or has at any time since the beginning of the preceding three financial years has been indebted to us, TELUS or any of our subsidiaries or another entity whose indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar agreement or understanding provided to us, TELUS or any of our subsidiaries.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8  FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

The Company’s audited consolidated financial statements are included beginning on page F-1 of this Annual Report.

Legal Proceedings

From time to time, we may become involved in legal or regulatory proceedings arising in the ordinary course of our business, including those involving employee lawsuits and other matters. We accrue liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. We are not currently, nor since the beginning of our most recently completed financial year have we been, a party to any material litigation or regulatory proceeding and are not aware of any pending or threatened litigation or regulatory proceeding against us that could, if determined adversely to us, have a material adverse effect on our business, operating results, financial condition or cash flows.

Dividend Policy

We have never declared or paid dividends on our subordinate voting shares. We currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business. As such, we do not intend to declare or pay cash dividends on our subordinate voting shares in the foreseeable future. Any future determination to pay dividends will be made at the discretion of our board of directors subject to applicable laws and will depend upon, among other factors, our financial performance, financial condition including leverage levels, contractual restrictions, capital requirements and merger and acquisition opportunities. Our future ability to pay cash dividends on our subordinate voting shares is currently limited by the terms of our credit agreement and may be limited by the terms of any future debt or preferred securities.

B.	Significant Changes

Initial Public Offering and Share Class Reclassification Transactions

On February 5, 2021, we consummated our initial public offering of 42,550,000 subordinate voting shares, at a price of $25.00 per subordinate voting share, consisting of 20,997,375 subordinate voting shares offered by us and 21,552,625 of our subordinate voting shares offered by TELUS and Baring as selling shareholders. Our subordinate voting shares began trading on the NYSE and the TSX on February 3, 2021, under the symbol “TIXT”. Prior to the consummation of the initial public offering, we completed the Share Class Reclassification Transactions. See “Item 10B—Memorandum and Articles of Association”.

ITEM 9  THE OFFER AND LISTING

A.	Offer and Listing Details

Not applicable.

B.	Plan of Distribution

Not applicable.

C.	Markets

Not applicable.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10  ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

General

Prior to the closing of our initial public offering, we undertook certain transactions to amend our share capital as follows:

•	TELUS exchanged all of its outstanding Class A common shares, Class C common shares and Class D common shares for Class B common shares;

•	each other holder of Class C common shares and Class D common shares exchanged their shares for Class E common shares;

•	our notice of articles were altered and our articles were amended to:

•	redesignate our Class B common shares, which were held only by TELUS and Baring, as multiple voting shares;

•	redesignate our Class E common shares as subordinate voting shares;

•	eliminate our Class A common shares, Class C common shares, Class D common shares, Class A preferred shares and Class B preferred shares; and

•	authorize an unlimited number of preferred shares, issuable in series.

Subsequent to such redesignations, we effected a 4.5-for-1 split of each of our outstanding multiple voting shares and subordinate voting shares. In connection with the sale of subordinate voting shares by TELUS and Baring in our initial public offering, a corresponding number of multiple voting shares were converted into subordinate voting shares.

The following is a summary of the terms of our subordinate voting shares, multiple voting shares and preferred shares, as set forth in our notice of articles and articles, and certain related sections of the BCBCA. The following summary is subject to, and is qualified in its entirety by reference to, the provisions of our articles, filed as an exhibit to this Annual Report, and the applicable provisions of the BCBCA.

Authorized Share Capital

Our share capital consists of an unlimited number of subordinate voting shares, an unlimited number of multiple voting shares and an unlimited number of preferred shares, issuable in series.

Subordinate Voting Shares and Multiple Voting Shares

Holders of our multiple voting shares are entitled to 10 votes per multiple voting share and holders of subordinate voting shares are entitled to one vote per subordinate voting share on all matters upon which holders of shares are entitled to vote. Subject to the prior rights of the holders of our preferred shares, the holders of our multiple voting shares and subordinate voting shares are entitled to receive dividends as and when declared by our board of directors, without preference or distinction among or between the subordinate voting shares and the multiple voting shares. See “Item 8—Financial Statements—Dividend Policy”. Subject to the prior payment to the holders of our preferred shares, if any, in the event of our liquidation, dissolution or winding-up or other distribution of our assets among our shareholders, the holders of our multiple voting shares and subordinate voting shares are entitled to share pro rata in the distribution of the balance of our assets, without preference or distinction among or between the subordinate voting shares and the multiple voting shares. Holders of multiple voting shares and subordinate voting shares have no pre-emptive or conversion or exchange rights or other subscription rights, except that each outstanding multiple voting share may at any time, at the option of the holder, be converted into one subordinate voting share and our multiple voting shares will automatically convert into subordinate voting shares upon certain transfers and other events, as described below under “—Conversion”. There are no redemption, retraction, purchase for cancellation or surrender provisions or sinking or purchase fund provisions applicable to our subordinate voting shares or multiple voting shares. There is no provision in our articles requiring holders of subordinate voting shares or multiple voting shares to contribute additional capital, or permitting or restricting the issuance of additional securities or any other material restrictions. The special rights or restrictions attached to the subordinate voting shares and multiple voting shares are subject to and may be adversely affected by, the rights attached to any series of preferred shares that we may designate in the future.

Conversion

The subordinate voting shares are not convertible into any other class of shares. Each outstanding multiple voting share may at any time, at the option of the holder, be converted into one subordinate voting share. Upon the first date that any multiple voting share is held by a person other than by a Permitted Holder (as defined below), the Permitted Holder which held such multiple voting share until such date, without any further action, shall automatically be deemed to have exercised his, her or its rights to convert such multiple voting share into a fully paid and non-assessable subordinate voting share.

In addition:

•	all multiple voting shares held by the TELUS Permitted Holders will convert automatically into subordinate voting shares at such time as the TELUS Permitted Holders that hold multiple voting shares no longer as a group beneficially own, directly or indirectly and in the aggregate, at least 10% of the issued and outstanding subordinate voting shares and multiple voting shares; and

•	all multiple voting shares held by the Baring Permitted Holders will convert automatically into subordinate voting shares at such time as the Baring Permitted Holders that hold multiple voting shares no longer as a group beneficially own, directly or indirectly and in the aggregate, at least 10% of the issued and outstanding subordinate voting shares and multiple voting shares.

For the purposes of the foregoing:

“Affiliate” means, with respect to any specified Person, any other Person which directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such specified Person;

“Baring Permitted Holders” means any funds managed or advised by Baring Private Equity Asia Group Limited or any of its Affiliates, in each case provided that it is controlled, directly or indirectly, or managed or advised by Baring Private Equity Asia Group Limited or an Affiliate of Baring Private Equity Asia Group Limited;

“Permitted Holders” means any of (i) the Baring Permitted Holders, and (ii) the TELUS Permitted Holders;

“Person” means any individual, partnership, corporation, company, association, trust, joint venture, limited liability company or other entity;

“TELUS Permitted Holders” means TELUS and any of its Affiliates, in each case provided that it is controlled, directly or indirectly, or managed by TELUS or an Affiliate of TELUS;

A Person is “controlled” by another Person or other Persons if: (i) in the case of a company or other body corporate wherever or however incorporated: (A) securities entitled to vote in the election of directors carrying in the aggregate at least a majority of the votes for the election of directors and representing in the aggregate at least a majority of the participating (equity) securities are held, other than by way of security only, directly or indirectly, by or solely for the benefit of the other Person or Persons; and (B) the votes carried in the aggregate by such securities are entitled, if exercised, to elect a majority of the board of directors of such company or other body corporate; or (ii) in the case of a Person that is not a company or other body corporate, at least a majority of the participating (equity) and voting interests of such Person are held, directly or indirectly, by or solely for the benefit of the other Person or Persons; and “controls”, “controlling” and “under common control with” shall be interpreted accordingly.

Preferred Shares

Under our articles, preferred shares may be issued in one or more series. Accordingly, our board of directors is authorized, without shareholder approval but subject to the provisions of the BCBCA, to determine the maximum number of shares of each series, create an identifying name for each series and attach such special rights or restrictions, including dividend, liquidation and voting rights, as our board of directors may determine, and such special rights or restrictions, including dividend, liquidation and voting rights, may be superior to those of each of the subordinate voting shares and the multiple voting shares. The issuance of preferred shares, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change of control of our Company and might adversely affect the market price of our subordinate voting shares and multiple voting shares and the voting and other rights of the holders of subordinate voting shares and multiple voting shares. We have no current plan to issue any preferred shares.

Certain Important Provisions of our Articles and the BCBCA

The following is a summary of certain important provisions of our articles and certain related sections of the BCBCA. Please note that this is only a summary and is not intended to be exhaustive. This summary is subject to, and is qualified in its entirety by reference to, the provisions of our articles and the BCBCA.

In addition, the shareholders’ agreement we executed with TELUS and Baring in connection with our initial public offering contains certain restrictions on your rights as a shareholder. See “Item 7B—Related Party Transactions—Our Relationship with TELUS and Baring—Shareholders’ Agreement”.

Stated Objects or Purposes

Our articles do not contain stated objects or purposes and do not place any limitations on the business that we may carry on.

Directors

Power to vote on matters in which a director is materially interested. Under the BCBCA a director who has a material interest in a contract or transaction, whether made or proposed, that is material to us, must disclose such interest to us, subject to certain exceptions such as if the contract or transaction: (i) is an arrangement by way of security granted by us for money loaned to, or obligations undertaken by, the director for our benefit or for one of our affiliates’ benefit; (ii) relates to an indemnity or insurance permitted under the BCBCA; (iii) relates to the remuneration of the director in his or her capacity as director, officer, employee or agent of our Company or of one of our affiliates; (iv) relates to a loan to our Company while the director is the guarantor of some or all of the loan; or (v) is with a corporation that is affiliated with us while the director is also a director or senior officer of that corporation or an affiliate of that corporation.

A director who holds such disclosable interest in respect of any material contract or transaction into which we have entered or propose to enter may be required to absent himself or herself from the meeting while discussions and voting with respect to the matter are taking place. A director who holds a disclosable interest may also be liable to account to us for any profit that accrues to the director under or as a result of a contract or transaction in which the director holds a disclosable interest, unless the contract or transaction is: (a) approved by the other directors or by a special resolution of the shareholders, or (b) the contract or transaction was entered into before the individual became a director, the disclosable interest was disclosed to the other directors and shareholders and the director who holds the disclosable interest does not vote on any decision or resolution touching on the contract or transaction. Directors will also be required to comply with certain other relevant provisions of the BCBCA regarding conflicts of interest.

Number of shares required to be owned by a director. Neither our articles nor the BCBCA provide that a director is required to hold any of our shares as a qualification for holding his or her office. Our board of directors has discretion to prescribe minimum share ownership requirements for directors.

Issuance of Additional Multiple Voting Shares

We may not issue multiple voting shares without applicable regulatory, stock exchange and shareholder approval. However, approval is not required in connection with a subdivision or consolidation on a pro rata basis as between the subordinate voting shares and the multiple voting shares.

Subdivision or Consolidation

No subdivision or consolidation of the subordinate voting shares or the multiple voting shares may be carried out unless, at the same time, the multiple voting shares or the subordinate voting shares, as the case may be, are subdivided or consolidated in the same manner and on the same basis.

Certain Amendments and Change of Control

In addition to any other voting right or power to which the holders of subordinate voting shares shall be entitled by law or regulation or other provisions of our articles from time to time in effect, but subject to the provisions of our articles, holders of subordinate voting shares shall be entitled to vote separately as a class, in addition to any other vote of our shareholders that may be required, in respect of any alteration, repeal or amendment of our articles which would adversely affect the rights or special rights of the holders of subordinate voting shares or affect the holders of subordinate voting shares and multiple voting shares differently, on a per share basis, including an amendment to our articles that provides that any multiple voting shares sold or transferred to a Person that is not a Permitted Holder shall be automatically converted into subordinate voting shares.

Pursuant to our articles, holders of subordinate voting shares and multiple voting shares are treated equally and identically, on a per share basis, in certain change of control transactions that require approval of our shareholders under the BCBCA, unless different treatment of the shares of each such class is approved by a majority of the votes cast by the holders of our subordinate voting shares and multiple voting shares, each voting separately as a class.

Our articles do not otherwise contain any change of control limitations with respect to a merger, acquisition or corporate restructuring that involves us.

Shareholder Meetings

Subject to applicable stock exchange requirements, we must hold a general meeting of our shareholders at least once every year at a time and place determined by our board of directors, provided that the meeting must not be held later than 15 months after the preceding annual general meeting. A meeting of our shareholders may be held anywhere in or outside British Columbia.

A notice to convene a meeting, specifying the date, time and location of the meeting, and, where a meeting is to consider special business, the general nature of the special business must be sent to each shareholder entitled to attend the meeting and to each director not less than 21 days and no more than 60 days prior to the meeting, although, as a result of applicable securities laws, the minimum time for notice is effectively longer in most circumstances. Under the BCBCA, shareholders entitled to notice of a meeting may waive or reduce the period of notice for that meeting, provided applicable securities laws are met. The accidental omission to send notice of any meeting of shareholders to, or the non-receipt of any notice by, any person entitled to notice does not invalidate any proceedings at that meeting.

Our articles also provide that no business may be transacted at an annual general meeting other than business that is either (i) specified in our notice of meeting (or any supplement) given by or at the direction of our board; (ii) otherwise properly brought before the annual general meeting by or at the direction of our board; or (iii) otherwise properly brought before the annual general meeting by any of our shareholders who complies with the proposal procedures in our articles. For business to be properly brought before an annual general meeting by one of our shareholders, the shareholder must submit a proposal to us for inclusion in our management proxy circular in accordance with the requirements of the BCBCA, and we must set out in, or attach, the proposal to our management proxy circular, subject to certain exceptions permitted by the BCBCA. Similarly, at a special meeting of shareholders, only business that has been brought before the meeting pursuant to our notice of meeting will be carried out.

A quorum for meetings of shareholders is present if shareholders who, in the aggregate, hold at least 25% of the issued shares plus at least a majority of multiple voting shares entitled to be voted at the meeting are present in person or represented by proxy. If a quorum is not present at the opening of any meeting of shareholders, the meeting stands adjourned to a fixed time and place determined by the chair or by the directors, unless the meeting was requisitioned by shareholders, in which case the meeting is dissolved.

Holders of our subordinate voting shares and multiple voting shares are entitled to attend and vote at meetings of our shareholders except meetings at which only holders of a particular class or series are entitled to vote. Except as otherwise provided with respect to any particular series of preferred shares, and except as otherwise required by law, the holders of our preferred shares are not entitled as a class to receive notice of, or to attend or vote at any meetings of our shareholders. Our directors, our secretary (if any), our auditor and any other persons invited by our chair or directors or with the consent of those at the meeting are entitled to attend any meeting of our shareholders but will not be counted in the quorum or be entitled to vote at the meeting unless he or she is a shareholder or proxyholder entitled to vote at the meeting.

Shareholder Proposals and Advance Notice Procedures

Under the BCBCA, qualified shareholders holding at least one percent (1%) of our issued voting shares may make proposals for matters to be considered at the annual general meeting of shareholders. Such proposals must be sent to us in advance of any proposed meeting by delivering a timely written notice in proper form to our registered office in accordance with the requirements of the BCBCA. The notice must include information on the business the shareholder intends to bring before the meeting. To be a qualified shareholder, a shareholder must currently be and have been a registered or beneficial owner of at least one share of the Company for at least two years before the date of signing the proposal.

We have included certain advance notice provisions with respect to the election of our directors in our articles (the “Advance Notice Provisions”). The Advance Notice Provisions are intended to: (i) facilitate orderly and efficient annual general meetings or, where the need arises, special meetings; (ii) ensure that all shareholders receive adequate notice of board nominations and sufficient information with respect to all nominees; and (iii) allow shareholders to register an informed vote. Only persons who are nominated in accordance with the Advance Notice Provisions will be eligible for election as directors at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors.

Under the Advance Notice Provisions, a shareholder wishing to nominate a director would be required to provide us notice, in the prescribed form, within the prescribed time periods. These time periods include, (i) in the case of an annual meeting of shareholders (including annual and special meetings), not less than 30 days prior to the date of the annual meeting of shareholders; provided, that if the first public announcement of the date of the annual meeting of shareholders (the “Notice Date”) is less than 50 days before the meeting date, not later than the close of business on the 10th day following the Notice Date; and (ii) in the case of a special meeting (which is not also an annual meeting) of shareholders called for any purpose which includes electing directors, not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting of shareholders was made, provided that, in either instance, if notice-and-access (as defined in National Instrument 54-101—Communication with Beneficial Owners of Securities of a Reporting Issuer) is used for delivery of proxy related materials in respect of a meeting described above, and the applicable notice date in respect of the meeting is not less than 50 days prior to the date of the applicable meeting, the notice must be received not later than the close of business on the 40th day before the applicable meeting.

These provisions could have the effect of delaying until the next shareholder meeting the nomination of certain persons for director that are favored by the holders of our outstanding voting securities.

Take-Over Bid Protection

Under applicable securities laws in Canada, an offer to purchase multiple voting shares would not necessarily require that an offer be made to purchase subordinate voting shares. In accordance with the rules of the TSX designed to ensure that, in the event of a take-over bid, the holders of subordinate voting shares will be entitled to participate on an equal footing with holders of multiple voting shares, the holders of multiple voting shares upon completion of our initial public offering entered into a customary coattail agreement with us and a trustee (the “Coattail Agreement”). The Coattail Agreement contains provisions customary for dual-class, TSX-listed corporations designed to prevent transactions that otherwise would deprive the holders of subordinate voting shares of rights under applicable securities laws in Canada to which they would have been entitled if the multiple voting shares had been subordinate voting shares.

The undertakings in the Coattail Agreement will not apply to prevent a sale by the holders of multiple voting shares or their Permitted Holders of multiple voting shares if concurrently an offer is made to purchase subordinate voting shares that:

•	offers a price per subordinate voting share at least as high as the highest price per share to be paid pursuant to the take-over bid for the multiple voting shares;

•	provides that the percentage of outstanding subordinate voting shares to be taken up and paid for (exclusive of subordinate voting shares owned immediately prior to the offer by the offeror or persons acting jointly or in concert with the offeror) is at least as high as the percentage of multiple voting shares to be taken up and paid for (exclusive of multiple voting shares owned immediately prior to the offer by the offeror and persons acting jointly or in concert with the offeror);

•	has no condition attached other than the right not to take up and pay for subordinate voting shares tendered if no shares are purchased pursuant to the offer for multiple voting shares; and

•	is in all other material respects identical to the offer for multiple voting shares.

In addition, the Coattail Agreement does not prevent the sale of multiple voting shares to Permitted Holders, provided such sale is not or would not have been subject to the requirements to make a take-over bid (if the vendor or transferee were in Canada) or is exempt or would be exempt from certain requirements applicable to take-over bids under applicable securities laws in Canada. The conversion of multiple voting shares into subordinate voting shares, whether or not such subordinate voting shares are subsequently sold, would not constitute a disposition of multiple voting shares for the purposes of the Coattail Agreement.

Under the Coattail Agreement, any sale of multiple voting shares by a holder of multiple voting shares party to the Coattail Agreement is conditional upon the transferee becoming a party to the Coattail Agreement, to the extent such transferred multiple voting shares are not automatically converted into subordinate voting shares in accordance with our articles.

The Coattail Agreement contains provisions for authorizing action by the trustee to enforce the rights under the Coattail Agreement on behalf of the holders of the subordinate voting shares. The obligation of the trustee to take such action is conditional on us or holders of the subordinate voting shares providing such funds and indemnity as the trustee may reasonably require. No holder of subordinate voting shares has the right, other than through the trustee, to institute any action or proceeding or to exercise any other remedy to enforce any rights arising under the Coattail Agreement unless the trustee fails to act on a request authorized by holders of not less than 10% of the outstanding subordinate voting shares and reasonable funds and indemnity have been provided to the trustee.

Other than in respect of non-material amendments and waivers that do not adversely affect the interests of holders of subordinate voting shares, the Coattail Agreement provides that, among other things, it may not be amended, and no provision thereof may be waived, unless, prior to giving effect to such amendment or waiver, the following have been obtained: (a) the consent of the TSX and any other applicable securities regulatory authority in Canada; and (b) the approval of at least two-thirds of the votes cast by holders of subordinate voting shares represented at a meeting duly called for the purpose of considering such amendment or waiver, excluding votes attached to subordinate voting shares held by the holders of multiple voting shares or their respective permitted transferees and any persons who have an agreement to purchase multiple voting shares on terms which would constitute a sale or disposition for purposes of the Coattail Agreement, other than as permitted thereby.

No provision of the Coattail Agreement limits the rights of any holders of subordinate voting shares under applicable law.

Forum Selection

We have included a forum selection provision in our articles that provides that, unless we consent in writing to the selection of an alternative forum, the Supreme Court of British Columbia, Canada and the appellate courts therefrom, will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us; (iii) any action or proceeding asserting a claim arising pursuant to any provision of the BCBCA or our articles; or (iv) any action or proceeding asserting a claim otherwise related to the relationships among us, our affiliates and their respective shareholders, directors and/or officers, but excluding claims related to our business or such affiliates. The forum selection provision also provides that our securityholders are deemed to have consented to the personal jurisdiction of the courts in the Province of British Columbia and to service of process on their counsel in any foreign action initiated in violation of the foregoing provisions. This forum selection provision does not apply to any causes of action arising under the Securities Act, or the Exchange Act. The Securities Act provides that both federal and state courts have concurrent jurisdiction over suits brought to enforce any duty or liability under the Securities Act or the rules and regulations thereunder, and the Exchange Act provides that federal courts have exclusive jurisdiction over suits brought to enforce any duty or liability under the Exchange Act or the rules and regulations thereunder. Unless we consent in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the sole and exclusive forum for resolving any complaint filed in the United States asserting a cause of action arising under the Securities Act and the Exchange Act. Investors cannot waive, and accepting or consenting to this forum selection provision does not represent a waiver of compliance with U.S. federal securities laws and the rules and regulations thereunder.

Limitation of Liability and Indemnification

Under the BCBCA, a company may indemnify: (i) a current or former director or officer of that company; (ii) a current or former director or officer of another corporation if, at the time such individual held such office, the corporation was an affiliate of the company, or if such individual held such office at the company’s request; or (iii) an individual who, at the request of the company, held, or holds, an equivalent position in another entity (an “indemnifiable person”) against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal, administrative or other legal proceeding or investigative action (whether current, threatened, pending or completed) in which he or she is involved because of that person’s position as an indemnifiable person, unless: (i) the individual did not act honestly and in good faith with a view to the best interests of such company or the other entity, as the case may be; or (ii) in the case of a proceeding other than a civil proceeding, the individual did not have reasonable grounds for believing that the individual’s conduct in respect of which proceeding was brought was lawful. A company cannot indemnify an indemnifiable person if it is prohibited from doing so under its articles or by applicable law. A company may pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an indemnifiable person in respect of that proceeding, but only if the indemnifiable person has provided an undertaking that, if it is ultimately determined that the payment of expenses was prohibited, the indemnifiable person will repay any amounts advanced. Subject to the aforementioned prohibitions on indemnification, a company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by an indemnifiable person in respect of such eligible proceeding if such indemnifiable person has not been reimbursed for such expenses, and was wholly successful, on the merits or otherwise, in the outcome of such eligible proceeding or was substantially successful on the merits in the outcome of such eligible proceeding. On application of an indemnifiable person or us, a court may make any order the court considers appropriate in respect of an eligible proceeding, including the indemnification of penalties imposed or expenses incurred in any such proceedings and the enforcement of an indemnification agreement. As permitted by the BCBCA, our articles require us to indemnify our directors, officers, former directors or officers (and such individual’s respective heirs and legal representatives) and permit us to indemnify any person to the extent permitted by the BCBCA.

C.   Material Contracts

We have not entered into any material contracts outside the ordinary course of business other than as described elsewhere in this Annual Report or exhibits hereto.

D.   Exchange Controls

There is no limitation imposed by Canadian law or by our articles on the right of a non-resident to hold or vote our subordinate voting shares or multiple voting shares, other than discussed below.

Competition Act

Limitations on the ability to acquire and hold our subordinate voting shares and multiple voting shares may be imposed by the Competition Act (Canada). This legislation permits the Commissioner of Competition (the “Commissioner”), to review any acquisition or establishment, directly or indirectly, including through the acquisition of shares, of control over or of a significant interest in us. This legislation grants the Commissioner jurisdiction, for up to one year after the acquisition has been substantially completed, to challenge this type of acquisition by seeking a remedial order, including an order to prohibit the acquisition or require divestitures, from the Canadian Competition Tribunal, which may be granted where the Competition Tribunal finds that the acquisition substantially prevents or lessens, or is likely to substantially prevent or lessen, competition.

This legislation also requires any person or persons who intend to acquire more than 20% of our voting shares or, if such person or persons already own more than 20% of our voting shares prior to the acquisition, more than 50% of our voting shares, to file a notification with the Canadian Competition Bureau if certain financial thresholds are exceeded. Where a notification is required, unless an exemption is available, the legislation prohibits completion of the acquisition until the expiration of the applicable statutory waiting period, unless the Commissioner either waives or terminates such waiting period or issues an advance ruling certificate. The Commissioner’s review of a notifiable transaction for substantive competition law considerations may take longer than the statutory waiting period.

Investment Canada Act

The Investment Canada Act requires each “non Canadian” (as defined in the Investment Canada Act) who acquires “control” of an existing “Canadian business”, to file a notification in prescribed form with the responsible federal government department or departments not later than 30 days after closing, provided the acquisition of control is not a reviewable transaction under the Investment Canada Act. Subject to certain exemptions, a transaction that is reviewable under the Investment Canada Act may not be implemented until an application for review has been filed and the responsible Minister of the federal cabinet has determined that the investment is likely to be of “net benefit to Canada” taking into account certain factors set out in the Investment Canada Act. Under the Investment Canada Act, an investment in our subordinate voting shares or multiple voting shares by a non-Canadian who is a World Trade Organization member country investor, including a United States investor, would be reviewable only if it were an investment to acquire control of us pursuant to the Investment Canada Act and our enterprise value (as determined pursuant to the Investment Canada Act and its regulations) was equal to or greater than the amount specified, which is currently C$1.631 billion. For other investors who are not state-owned enterprises the threshold is currently C$1.075 billion for 2021.

The Investment Canada Act contains various rules to determine if there has been an acquisition of control. Generally, for purposes of determining whether an investor has acquired control of a corporation by acquiring shares, the following general rules apply, subject to certain exceptions: the acquisition of a majority of the undivided ownership interests in the voting shares of the corporation is deemed to be acquisition of control of that corporation; the acquisition of less than a majority, but one-third or more, of the voting shares of a corporation or of an equivalent undivided ownership interest in the voting shares of the corporation is presumed to be acquisition of control of that corporation unless it can be established that, on the acquisition, the corporation is not controlled in fact by the acquirer through the ownership of voting shares; and the acquisition of less than one-third of the voting shares of a corporation or of an equivalent undivided ownership interest in the voting shares of the corporation is deemed not to be acquisition of control of that corporation.

Under the national security review regime in the Investment Canada Act, review on a discretionary basis may also be undertaken by the federal government in respect to a much broader range of investments by a non-Canadian to “acquire, in whole or part, or to establish an entity carrying on all or any part of its operations in Canada”. No financial threshold applies to a national security review. The relevant test is whether such investment by a non-Canadian could be “injurious to national security”. The responsible ministers have broad discretion to determine whether an investor is a non-Canadian and therefore subject to national security review. Review on national security grounds is at the discretion of the responsible ministers, and may occur on a pre- or post-closing basis.

Certain transactions relating to our subordinate voting shares and multiple voting shares will generally be exempt from the Investment Canada Act, subject to the federal government’s prerogative to conduct a national security review, including:

•	the acquisition of our subordinate voting shares and multiple voting shares by a person in the ordinary course of that person’s business as a trader or dealer in securities;

•	the acquisition of control of us in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Canada Act; and

•	the acquisition of control of us by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of us, through ownership of our subordinate voting shares and multiple voting shares, remains unchanged.

Other

There is no law, governmental decree or regulation in Canada that restricts the export or import of capital, or that would affect the remittance of dividends (if any) or other payments by us to non-resident holders of our subordinate voting shares and multiple voting shares, other than withholding tax requirements.

E.   Taxation

U.S. Federal Income Tax Considerations for U.S. Persons

The following discussion is a general summary of the U.S. federal income tax consequences relating to a U.S. Holder, as defined below, of the ownership and disposition of the subordinate voting shares. This summary does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a particular person’s decision to acquire the Shares. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”) and U.S. Treasury regulations promulgated thereunder, as well as judicial and administrative interpretations thereof and the income tax treaty between the United States and Canada (the “Treaty”), in each case as in effect as of the date of this Annual Report. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below, and there can be no assurance that the IRS or U.S. courts will agree with the tax consequences described in this summary. The Company undertakes no obligation to publicly update or otherwise revise this summary whether as a result of new U.S. Treasury regulations, Code sections, judicial and administrative interpretations or otherwise.

This summary applies only to U.S. Holders (as defined below) that hold the subordinate voting shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not address any U.S. federal estate and gift tax, alternative minimum tax or Medicare tax on net investment income consequences, or any U.S. state or local or non-U.S. tax consequences. This summary also does not address the tax considerations that may be relevant to certain types of investors subject to special treatment under U.S. federal income tax laws, such as:

•	banks and other financial institutions;

•	insurance companies;

•	regulated investment companies or real estate investment trusts;

•	dealers or traders in securities or currencies that use a mark-to-market method of accounting;

•	tax exempt organizations, retirement plans, individual retirement accounts and other tax deferred accounts;

•	persons holding the subordinate voting shares as part of a straddle, hedging, conversion or integrated transaction for U.S. federal income tax purposes;

•	U.S. expatriates;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	any entity or arrangement classified as a partnership for U.S. federal income tax purposes or investors therein;

•	persons who own or are deemed to own, directly or constructively, 10% or more of the Company’s subordinate voting shares (by vote or value);

•	persons holding the subordinate voting shares in connection with a trade or business conducted outside the United States; or

•	persons who do not qualify for the benefits of the Treaty.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE SHARES.

As used herein, “U.S. Holder” means a beneficial owner of subordinate voting shares that is (i) an individual who is a citizen or resident of the United States for U.S. federal income tax purposes (which includes a “green card holder”), (ii) a corporation (or other entity taxable as a corporation for U.S. federal tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source, or (iv) a trust that (a) is subject to the primary supervision of a court within the United States and for which one or more U.S. persons have authority to control all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

The U.S. federal income tax treatment of a partner in an entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds the subordinate voting shares generally will depend on the status of the partner and the activities of the partnership. Partnerships considering an investment in the subordinate voting shares and partners in such partnerships are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them of the acquisition, ownership and disposition of the subordinate voting shares.

Distributions on the Subordinate Voting Shares

Subject to the PFIC rules discussed below, the gross amount of any distribution made by the Company to a U.S. Holder with respect to the subordinate voting shares (including the amount of any Canadian taxes withheld therefrom) generally will be included in such holder’s gross income as non-U.S. source dividend income in the year actually or constructively received, but only to the extent that the distribution is paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). As a non-U.S. company, the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles. Therefore, it is expected that any distributions generally will be reported to U.S. Holders as dividends. Any dividends that the Company pays will not be eligible for the dividends-received deduction allowed to certain corporate U.S. Holders.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends may be eligible to be taxed at favorable rates applicable to “qualified dividend income”, provided that (1) the subordinate voting shares are readily tradable on an established securities market in the United States or the Company is eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program (such as the Treaty), (2) the Company is not a PFIC (as discussed below) with respect to the relevant U.S. Holder for either its taxable year in which the dividend is paid or the preceding taxable year and (3) certain minimum holding period and other requirements are met. Pursuant to IRS authority, the subordinate voting shares should be considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they continue to be listed on the NYSE. U.S. Holders are urged to consult their tax advisors regarding the availability of the favorable rate applicable to qualified dividend income for any dividends the Company pays with respect to the subordinate voting shares.

Any dividends the Company pays to U.S. Holders generally will constitute non-U.S. source “passive category” income for U.S. foreign tax credit limitation purposes. Subject to certain limitations, Canadian tax withheld with respect to distributions made on the subordinate voting shares may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. Alternatively, a U.S. Holder may, subject to applicable limitations, elect to deduct the otherwise creditable Canadian withholding taxes for U.S. federal income tax purposes. The rules governing the foreign tax credit are complex and involve the application of rules that depend upon a U.S. Holder’s particular circumstances. Accordingly, a U.S. Holder is urged to consult its tax advisor regarding the availability of the foreign tax credit under its particular circumstances.

Sale, Exchange or Other Taxable Disposition of the Subordinate Voting Shares

Subject to the PFIC rules discussed below, a U.S. Holder generally will recognize gain or loss upon the taxable sale, exchange or other disposition of the Shares in an amount equal to the difference between (i) the U.S. dollar value of the amount realized upon the sale, exchange or other taxable disposition and (ii) such U.S. Holder’s adjusted tax basis in the subordinate voting shares. Generally, such gain or loss will be capital gain or loss and will be long- term capital gain or loss if, on the date of the sale, exchange or other taxable disposition, such U.S. Holder has held the subordinate voting shares for more than one year. If such U.S. Holder is an individual or other non-corporate U.S. Holder, long-term capital gains will be subject to a reduced maximum U.S. federal income tax rate. The deductibility of capital losses is subject to limitations under the Code. Gain or loss, if any, that a U.S. Holder realizes upon a sale, exchange or other taxable disposition of the Shares generally will be treated as having a U.S. source for U.S. foreign tax credit limitation purposes.

PFIC Rules

The taxation of U.S. Holders will depend on whether the Company is treated as a PFIC for U.S. federal income tax purposes. A non-U.S. corporation will be a PFIC in any taxable year in which either (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets which produce passive income or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. The Company will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which it owns, directly or indirectly, more than 25% by value of the shares.

Based on the Company’s income, assets and business activities, including the receipt and application of the proceeds of the issue and sale of the Shares, the Company does not believe that it was a PFIC for its 2020 taxable year and the Company expects that it will not be classified as a PFIC for U.S. federal income tax purposes for its current taxable year or in the near future. The determination of PFIC status is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond the Company’s control, including the relative values of the Company’s assets and its subsidiaries, and the amount and type of their income. As a result, there can be no assurance that the Company will not be a PFIC in 2021 or any subsequent year or that the IRS will agree with the Company’s conclusion regarding its PFIC status and would not successfully challenge our position.

If the Company were to be treated as a PFIC in any taxable year, in addition to certain form filing requirements, U.S. Holders of the subordinate voting shares generally would be subject to additional taxes (including taxation at ordinary income rates and an interest charge) under the PFIC excess distribution rule on any “excess distributions” received from the Company and on any gain realized from a sale or other disposition of such subordinate voting shares, regardless of whether the Company continues to be a PFIC in the year such distribution is received or gain is realized. A U.S. Holder would be treated as receiving an excess distribution in a taxable year to the extent that distributions on the subordinate voting shares during that year exceed 125% of the average amount of distributions received during the three preceding taxable years (or, if shorter, the U.S. Holder’s holding period in the subordinate voting shares). Gain on the disposition of the subordinate voting shares will be subject to taxation in the same manner as an excess distribution (including taxation at ordinary income rates), described immediately above.

If, contrary to current expectations, the Company was a PFIC for U.S. federal income tax purposes, certain elections (such as a mark-to-market election or qualified electing fund election) may be available to U.S. Holders with respect to the subordinate voting shares that may mitigate some of the adverse tax consequences resulting from PFIC treatment.

U.S. Holders are urged to consult their own tax advisors concerning the Company’s PFIC status and the consequences to them of the treatment of the Company as a PFIC for any taxable year.

Information with Respect to Foreign Financial Assets

Individuals and certain entities that own “specified foreign financial assets”, generally with an aggregate value in excess of $50,000 are generally required to file an information report on IRS Form 8938, Statement of Specified Foreign Financial Assets, with respect to such assets with their tax returns for each year in which they hold subordinate voting shares. “Specified foreign financial assets” include any financial accounts maintained by certain foreign financial institutions, as well as securities issued by non-U.S. persons if they are not held in accounts maintained by financial institutions. U.S. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the subordinate voting shares.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends paid to a U.S. Holder in respect of the subordinate voting shares and the proceeds received by such U.S. Holder from the sale, exchange or other disposition of the subordinate voting shares within the United States unless such U.S. Holder is a corporation or other exempt recipient. Backup withholding may apply to such payments if a U.S. Holder fails to provide a taxpayer identification number or certification of exempt status or fails to report dividend and interest income in full. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a U.S. Holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS. U.S. Holders are urged to consult their tax advisors regarding the backup withholding tax and information reporting rules.

Certain Canadian Income Tax Considerations

The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations generally applicable under the Income Tax Act (Canada) and the regulations promulgated thereunder, collectively the Tax Act, to a purchaser who acquires as beneficial owner subordinate voting shares, and who, for purposes of the Tax Act and at all relevant times, (i) is not, and is not deemed to be, resident in Canada, (ii) holds the subordinate voting shares as capital property, (iii) deals at arm’s-length with, and is not affiliated with, the Company or the underwriters, and (iv) does not use or hold, and will not be deemed to use or hold, the subordinate voting shares in the course of carrying on or otherwise in connection with a business in Canada, hereinafter, a “Non-Resident Holder”. Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an “authorized foreign bank” within the meaning of the Tax Act or an insurer carrying on an insurance business in Canada and elsewhere. Any such Non-Resident Holder should consult its own tax advisor.

This summary is based upon the provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly announced in writing by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”), the Treaty, and an understanding of the current administrative policies and assessing practices of the CRA, published in writing by it prior to the date hereof. This summary assumes the Proposed Amendments will be enacted in the form proposed. However, no assurance can be given that the Proposed Amendments will be enacted in their current form, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law or any changes in the CRA’s administrative policies or assessing practices, whether by legislative, governmental or judicial action or decision, nor does it take into account or anticipate any other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is not applicable to a Non-Resident Holder who reports its “Canadian tax results” in a currency other than Canadian currency; or that has entered or enters into a “derivative forward agreement” with respect to the subordinate voting shares (each as defined in the Tax Act). Any such Non-Resident Holder should consult its own tax advisor with respect to an investment in the subordinate voting shares.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any prospective purchaser or holder of the subordinate voting shares, and no representations with respect to the income tax consequences to any prospective purchaser or holder are made. Consequently, prospective purchasers or holders of the subordinate voting shares should consult their own tax advisors with respect to their particular circumstances.

Currency Conversion

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the subordinate voting shares must be converted into Canadian dollars based on the exchange rates as determined in accordance with the Tax Act. The amounts subject to withholding tax and any capital gains or capital losses realized by a Non-Resident Holder may be affected by fluctuations in the Canadian-U.S. dollar exchange rate.

Dividends

Dividends paid or credited or deemed to be paid or credited on the subordinate voting shares to a Non-Resident Holder by the Company will be subject to Canadian withholding tax under the Tax Act at the rate of 25%, subject to any reduction under the provisions of an applicable income tax convention. For example, under the Treaty, the rate of withholding tax on dividends paid or credited or deemed to be paid or credited to a beneficially entitled Non-Resident Holder who is resident in the U.S. for purposes of the Treaty and who is fully entitled to the benefits of the Treaty is generally limited to 15% of the gross amount of the dividend. Non-Resident Holders are urged to consult their own tax advisors to determine their entitlement to relief under an applicable income tax treaty.

Dispositions

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a subordinate voting share, unless the subordinate voting share constitutes “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder and the Non-Resident Holder is not entitled to relief under an applicable income tax convention.

Generally, the subordinate voting shares will not constitute taxable Canadian property of a Non-Resident Holder at a particular time, unless at any time during the 60-month period that ends at that time more than 50% of the fair market value of the subordinate voting shares was derived directly or indirectly from one or any combination of: real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” (each as defined in the Tax Act), and options in respect of, or interests in (or for civil law rights in), such properties, whether or not such properties exist (the “FMV Condition”). In addition, even if the FMV Condition is satisfied at a particular time, the subordinate voting shares will not constitute taxable Canadian property of a Non-Resident Holder at that time if the subordinate voting shares are listed at that time on a “designated stock exchange”, as defined in the Tax Act (which currently includes the NYSE and the TSX), unless at any time during the 60-month period that ends at that time (a) the Non-Resident Holder; (b) persons with whom the Non-Resident Holder did not deal at arm’s-length for purposes of the Tax Act; (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; or (d) any combination of the persons and partnerships described in (a) through (c), owned 25% or more of the issued shares of any class or series of the shares of the Company. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the subordinate voting shares could be deemed to be taxable Canadian property. A Non-Resident Holder contemplating a disposition of subordinate voting shares that may constitute taxable Canadian property should consult a tax advisor prior to such disposition.

F.   Dividends and Paying Agents

Not applicable.

G.   Statement by Experts

Not applicable.

H.   Documents on Display

We are a "foreign private issuer" as such term is defined in Rule 405 under the Securities Act, and are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we are required to file or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws.

Copies of our financial statements and other continuous disclosure documents required under Canadian securities laws are available for viewing on SEDAR at www.sedar.com.

We will provide without charge to each person, including any beneficial owner, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this Annual Report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to us at the following address: Floor 7, 510 West Georgia Street, Vancouver, British Columbia, Canada V6B 0M3; Attention: TI - Investor Relations, phone number: (604) 695 3455.

I.   Subsidiary Information

Not applicable.

ITEM 11   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Amounts drawn on our long-term debt facilities expose us to changes in interest rates. Holding other variables constant, including the total amount of outstanding indebtedness, a 25-basis-point increase in interest rates on our variable-rate debt would cause an estimated increase in interest expense of approximately $3.9 million per year, based on the amounts outstanding at December 31, 2020.

Foreign Currency Risk

Our consolidated financial statements are reported in U.S. dollars but our international operating model exposes us to foreign currency exchange rate changes that could impact the translation of foreign denominated assets and liabilities into U.S. dollars and future earnings and cash flows from transactions denominated in different currencies. The Canadian Dollar is the foreign currency to which we currently have the largest exposure. The sensitivity analysis of our exposure to foreign currency risk at the reporting date has been determined based upon a hypothetical change taking place at the relevant statement of financial position date. The Canadian dollar, European euro and Philippine peso denominated balances as at the statement of financial position dates have been used in the calculations below.

	Net income			Other comprehensive income			Comprehensive income
Years Ended December 31 (increase (decrease) in millions)	2020	2019	2018	2020	2019	2018	2020	2019	2018
Reasonably possible changes in market risks
10% change in U.S. dollar: CDN$ exchange rate
U.S. dollar appreciates	$(2.3)	$(0.4)	$(0.1)	$—	$—	$—	$(2.3)	$(0.4)	$(0.1)
U.S. dollar depreciates	2.3	$0.4	$0.1	$—	$—	$—	2.3	$0.4	$0.1
10% change in U.S. dollar: euro exchange rate		$(2.7)	$(1.8)		$—	$7.1
U.S. dollar appreciates	$—	$2.7	$1.8	$10.1	$—	$(7.1)	$10.1	$(2.7)	$5.3
U.S. dollar depreciates	—			(10.1)			(10.1)	$2.7	$(5.3)
10% change in U.S. dollar: Philippine peso exchange rate		$(0.3)	$1.6		$—	$—
U.S. dollar appreciates	$(0.9)	$0.3	$(1.6)	$—	$—	$—	$(0.9)	$(0.3)	$1.6
U.S. dollar depreciates	0.9	$(0.4)	$(0.1)	$—	$—	$—	0.9	$0.3	$(1.6)

We therefore face exchange rate risk through fluctuations in relative currency prices, which are unpredictable and costly to hedge. Appreciation of foreign currencies against the United States dollar will increase our cost of doing business and could adversely affect our business, financial condition or financial performance. Our foreign exchange risk management includes the use of foreign currency forward contracts to fix the exchange rates on short-term Philippine peso denominated transactions and commitments, as well as swaps which are used to manage the currency risk associated with European euro denominated inflows being used against US dollar denominated debt.

ITEM 12   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.   Debt Securities

Not applicable.

B.   Warrants and Rights

Not applicable.

C.   Other Securities

Not applicable.

D.   American Depositary Shares

Not applicable.

PART II

ITEM 13   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. – D. Material Modifications to the Rights of Security Holders

None.

E. Use of Proceeds

The effective date of the registration statement (File no. 333- 251993) for the initial public offering of our subordinate voting shares was February 2, 2021. The offering closed on February 5, 2021. J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC were lead bookrunners for the offering, and BofA Securities, Inc., Barclays Capital Inc., CIBC World Markets Inc., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, RBC Dominion Securities Inc., Robert W. Baird & Co. Incorporated, BMO Nesbitt Burns Inc., Scotia Capital Inc., TD Securities Inc., Wells Fargo Securities, LLC, William Blair & Company, L.L.C., MUFG Securities Americas Inc., National Bank Financial Inc., Loop Capital Markets LLC, and R. Seelaus & Co., LLC were co-managers for the offering. We registered 37,000,000 subordinate voting shares in the offering and granted the underwriters a 30-day over-allotment option, which was exercised in full, to purchase up to 5,550,000 additional subordinate voting shares from us to cover over-allotments. The net offering proceeds to us from the offering, after deducting the underwriting commission and offering expenses, were approximately $490.0 million. There has been no material change in the planned use of proceeds from our initial public offering from that described in our prospectus filed with the SEC pursuant to Rule 424(b) under the Securities Act on February 2, 2021.

The net proceeds from the offering were used to repay all the outstanding borrowings under our $230.0 million revolving facility and approximately $260.0 million of outstanding borrowings under our $620.0 million revolving credit facility of our credit agreement, under which TELUS, our controlling shareholder, is a lender. As at January 31, 2021, we had $730.6 million outstanding under the revolving credit facilities. See “Item 7B—Related Party Transactions—Our Relationship with TELUS—Credit Agreement”. Other than as described above, none of the net proceeds of the offering were paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

ITEM 15   CONTROLS AND PROCEDURES

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a- 15(e) and 15d- 15(e) under the Exchange Act), as of the end of the period covered by this Annual Report on Form 20-F. Based on such evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2020.

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

There has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

ITEM 16A   AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee is comprised of Kenneth Cheong and Doug French, and chaired by Olin Anton. Our board of directors has determined that Olin Anton meets the independence requirements for directors, including the heightened independence standards for members of the audit committee under Rule 10A-3 under the Exchange Act and NI 52-110. Within one year following the effective date of the registration statement relating to our initial public offering, our audit committee will consist exclusively of independent directors within the meaning of NI 52-110 and the NYSE listing requirements. Our board of directors has determined that Olin Anton is “financially literate” within the meaning of NI 52-110 and the NYSE listing requirements and an “audit committee financial expert” as defined by Rule 10A-3 under the Exchange Act. For a description of the education and experience of each member of the audit committee, see “Item 6A—Directors and Senior Management—Our Directors”.

ITEM 16B   CODE OF ETHICS

We have adopted a code of ethics and conduct applicable to all of our directors, officers and employees, including our Chief Executive Officer and Chief Financial Officer, which is a “code of ethics” as defined in section 406(c) of the Sarbanes-Oxley Act. The code of ethics and conduct sets out our fundamental values and standards of behavior that are expected from our directors, officers and employees with respect to all aspects of our business.

If we make any amendment to the code of ethics and conduct or grant any waiver therefrom, whether explicit or implicit, to a director or executive officer, we will disclose the nature of such amendment or waiver on our website to the extent required by, and in accordance with, the rules and regulations of the SEC.

The full text of the code of ethics and conduct is posted on our website at www.telusinternational.com and the System for Electronic Document Analysis and Retrieval (“SEDAR”) profile at www.sedar.com. The information on or accessible through our website is not part of and is not incorporated by reference into this Annual Report, and the inclusion of our website address in this Annual Report is only for reference.

Our audit committee is responsible for reviewing and evaluating the code of ethics and conduct periodically and will recommend any necessary or appropriate changes thereto to our board of directors for consideration. The audit committee will also assist our board of directors with the monitoring of compliance with the code of ethics and conduct.

ITEM 16C   PRINCIPAL ACCOUNTANT FEES AND SERVICES

For the years ended December 31, 2020 and 2019, we incurred the following fees by our external auditors, Deloitte LLP:

	Year Ended December 31, 2020	Year Ended December 31, 2019
Category of Fees
Audit fees(1)	$1,980,000	$1,394,900
Audit-related fees(2)	1,502,303	—
Tax fees(3)	281,155	58,703
All other fees(4)	—	—
	$3,763,458	$1,453,603

(1)	“Audit fees” include fees for audit services billed or to be billed in connection with our annual, interim and statutory financial statements and related regulatory filings.

(2)	“Audit-related fees” include fees for assurance services related to our initial public offering and attest services for information system.

(3)	“Tax fees” include fees related to tax compliance, tax advice and tax planning.

(4)	“All other fees” include other fees not included above.

Pre-Approval Policies

Our audit committee assesses and pre-approves all audit and non-audit services provided by our external auditors.

ITEM 16D   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We are relying on the exemption under Rule 10A-3(b)(1)(iv)(A)(2), which exempts a minority of the members of the audit committee from the independence requirements for one year from the effective date of the registration statement, filed in connection with the initial public offering. Such reliance does not adversely affect the ability of the audit committee to act independently and to satisfy the other requirements of Rule 10A-3.

ITEM 16E   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F   CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G   CORPORATE GOVERNANCE

The NYSE listing requirements include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the NYSE. The application of such exemptions requires that we disclose any significant ways in which our corporate governance practices differ from the NYSE listing requirements that we do not follow. We intend to continue to follow certain Canadian corporate governance practices. We do not intend to follow rule 312.03 of the NYSE listing requirements that requires that shareholder approval be required for certain events, such as the establishment of equity-based compensation plans and issuance of common shares or securities convertible into or exercisable for common shares to certain related parties. Neither Canadian securities laws nor British Columbia corporate law require shareholder approval for such transactions, except where such transactions constitute a “related party transaction” or “business combination” under Canadian securities laws or where such transaction is structured in a way that requires shareholder approval under the BCBCA and the TSX may require shareholder approval be obtained in certain cases, in which case, we intend to follow our home country requirements.

Except as stated above, we intend to comply with the rules generally applicable to U.S. domestic companies listed on the NYSE. We may in the future decide to use other foreign private issuer exemptions with respect to some of the other NYSE listing requirements. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on the NYSE, may provide less protection than is accorded to investors under the NYSE listing requirements applicable to U.S. domestic issuers. See “Item 3D—Risk Factors—Risks Related to Our Subordinate Voting Shares—As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, which may limit the information publicly available to our shareholders”.

ITEM 16H   MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17   FINANCIAL STATEMENTS

See “Item 18—Financial Statements.”

ITEM 18   FINANCIAL STATEMENTS

The financial statements filed as part of this Annual Report begin on page F-1.

ITEM 19   EXHIBITS

Exhibit Index

Exhibit No.	Description	Method of filing
1.1	Articles of TELUS International (Cda) Inc.	Incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report furnished to the SEC on Form 6-K on February 5, 2021.

2.1	Specimen Share Certificate	Incorporated by reference to Exhibit 4.1 to the Registrant’s registration statement on Form F-1/A filed with the SEC on January 25, 2021.

2.2	Description of Securities Registered under Section 12 of the Exchange Act	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2020.

2.3	Registration Rights Agreement dated February 5, 2021 among TELUS Communications Inc., TELUS International Holding Inc., 1276431 B.C. LTD., 1276433 B.C. LTD., 1276435 B.C. LTD., 1276436 B.C. LTD. RIEL B.V. and TELUS International (Cda) Inc.	Incorporated by reference to Exhibit 99.3 to the Registrant’s Current Report furnished to the SEC on Form 6-K on February 5, 2021.

Exhibit No.	Description	Method of filing
2.4 †	Shareholders Agreement dated February 5, 2021 among TELUS Communications Inc., Riel B.V. and TELUS International (Cda) Inc.	Incorporated by reference to Exhibit 99.4 to the Registrant’s Current Report furnished to the SEC on Form 6-K on February 5, 2021.

4.1†	Amended and Restated Master Services Agreement, dated as of January 1, 2021, between TELUS International (Cda) Inc. and TELUS Communications Inc.	Incorporated by reference to Exhibit 10.1 to the Registrant’s registration statement on Form F-1 filed with the SEC on January 8, 2021.

4.2†	Transition and Shared Services Agreement, dated as of January 1, 2021, between TELUS Communications Inc. and TELUS International (Cda) Inc.	Incorporated by reference to Exhibit 10.2 to the Registrant’s registration statement on Form F-1 filed with the SEC on January 8, 2021.

4.3†	Amended and Restated Master Reseller Agreement, dated as of January 1, 2021, between TELUS Communications Inc. and TELUS International (Cda) Inc.	Incorporated by reference to Exhibit 10.3 to the Registrant’s registration statement on Form F-1 filed with the SEC on January 8, 2021.

4.4†	Network Infrastructure Services Agreement, dated as of January 1, 2021, among TELUS Communications Inc., TELUS Communications (U.S.) Inc., TELUS International (Cda) Inc. and TELUS International Holding (U.S.A.) Corp.	Incorporated by reference to Exhibit 10.4 to the Registrant’s registration statement on Form F-1 filed with the SEC on January 8, 2021.

4.5†	Trademark License Agreement, dated as of January 1, 2021, by and between TELUS Corporation and TELUS International (Cda) Inc.	Incorporated by reference to Exhibit 10.5 to the Registrant’s registration statement on Form F-1 filed with the SEC on January 8, 2021.

4.6	Collaboration and Financial Reporting Agreement dated February 5, 2021 between TELUS Corporation and TELUS International (Cda) Inc.	Incorporated by reference to Exhibit 99.5 to the Registrant’s Current Report furnished to the SEC on Form 6-K on February 5, 2021.

4.7	Coattail Agreement dated February 5, 2021 among TELUS International (Cda) Inc., TELUS Communications Inc., Riel B.V., and Computershare Trust Company of Canada	Incorporated by reference to Exhibit 99.6 to the Registrant’s Current Report furnished to the SEC on Form 6-K on February 5, 2021.

4.8	Second Amended and Restated Credit Agreement, dated as of December 22, 2020, among TELUS International (Cda) Inc., as borrower, The Bank of Nova Scotia and other financial institutions party thereto, as lenders, and The Bank of Nova Scotia, as administrative agent	Incorporated by reference to Exhibit 10.9 to the Registrant’s registration statement on Form F 1 filed with the SEC on January 8, 2021.

8.1	List of Subsidiaries of TELUS International (Cda) Inc.	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2020.

12.1	Certification of the Principal Executive Officer	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2020.

12.2	Certification of the Principal Financial Officer	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2020.

13.1	Certification of the Principal Executive Officer pursuant to 18 U.S.C. section 1350	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2020.

Exhibit No.	Description	Method of filing
13.2	Certification of the Principal Financial Officer pursuant to 18 U.S.C. section 1350	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2020.

15.1	Consent of Independent Registered Public Accounting Firm	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2020.

EX-101.INS	XBRL Instance Document	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2020.

EX-101.SCH	XBRL Taxonomy Extension Schema Document	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2020.

EX-101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2020.

EX-101.DEF	XBRL Taxonomy Extension Definition Linkbase Document	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2020.

EX-101.LAB	XBRL Taxonomy Extension Labels Linkbase Document	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2020.

EX-101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2020.

†	Portions of this exhibit, marked by brackets, have been omitted pursuant to Instruction 4(a) to Exhibits to Form 20-F because they are both (i) not material and (ii) would likely cause competitive harm to the registrant if publicly disclosed.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TELUS International (Cda) Inc.

/s/ Jeffrey Puritt
Name:	Jeffrey Puritt
Title:	President, Chief Executive Officer

Dated: February 23, 2021

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of TELUS International (Cda) Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of TELUS International (Cda) Inc. and subsidiaries (the "Company") as of December 31, 2020 and 2019, the related consolidated statements of income and other comprehensive income, changes in owner's equity, and cash flows, for each of the three years in the period ended December 31, 2020 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of Intangible Assets Acquired – Refer to Note 13(c) to the financial statements

Critical Audit Matter Description

The Company completed business combinations of Competence Call Center (“CCC”) and the data annotation business of Lionbridge Technologies, Inc. (“Lionbridge AI”) and recognized the assets acquired and liabilities assumed at their acquisition-date fair values, including intangible assets for customer relationships and a crowdsource asset. The fair value measurement of these intangible assets required management to make significant estimates and assumptions in forecasting future cash flows.

While there are many estimates and assumptions that management makes to determine the fair value of the customer relationships acquired for both CCC and Lionbridge AI and the crowdsource asset acquired for Lionbridge AI, the estimates and assumptions with the highest degree of subjectivity are the forecasts of future revenue arising from existing customers and discount rates used in valuing the customer relationships, and the approximate time to replace the crowdsourced providers used in valuing the crowdsource asset (“time-to-replace assumption”). Performing audit procedures to evaluate these estimates and assumptions required a high degree of auditor judgement and an increased extent of audit effort, including the involvement of fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the forecasts of future revenue, discount rates and time-to-replace assumption used to determine the fair value of intangible assets acquired included the following, among others:

•	Evaluated the effectiveness of controls over the determination of the fair value of customer relationships and the crowdsource asset at the time of acquisition, including management’s controls over key assumptions used in the valuations.

•	Evaluated the reasonableness of management’s forecasts of future revenue by:

o	Inspecting contracts with customers to substantiate the existence of legally enforceable contracts in place, as well as inspecting and assessing management’s business plans to grow revenue with these customers,

o	Assessing the reasonableness of management’s forecasts of future revenue by comparing the projections to historical results and external sources, including industry trends and peer companies’ historical data.

•	With the assistance of fair value specialists, evaluated the reasonableness of the discount rates by testing the source information underlying the determination of the discount rates and by developing a range of independent rates based on industry data and comparing them to the discount rates used by management.

•	With the assistance of fair value specialists, assessed the appropriateness of the valuation methodology and performed an independent assessment of the time-to-replace assumption used in valuing the crowdsource asset, including recalculating the approximate value of the crowdsource workforce in place and performing a sensitivity analysis to substantiate the value of the lost opportunity.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants

Toronto, Canada
February 22, 2021

We have served as the Company's auditor since 2016.

TELUS International (Cda) Inc.

Consolidated Statements of Income and Other Comprehensive Income

Years Ended December 31 (millions except per share amounts)	Note	2020	2019	2018
REVENUE
Revenue arising from contracts with customers		$1,581.6	$1,019.6	$834.6
OPERATING EXPENSES
Goods and services purchased		299.0	182.9	174.9
Employee benefits expense	5	979.5	630.4	522.5
Depreciation	12	99.4	73.1	31.3
Amortization of intangible assets	13(a)	82.8	19.1	18.2
		1,460.7	905.5	746.9
OPERATING INCOME		120.9	114.1	87.7

OTHER (INCOME) EXPENSES
Changes in business combination-related provisions	15	(73.5)	(14.6)	(12.6)
Interest expense	6	45.4	36.3	23.2
Foreign exchange (gain) loss	6	(1.5)	(2.6)	8.1
INCOME BEFORE INCOME TAXES		150.5	95.0	69.0
Income taxes	7	47.6	26.0	21.9
NET INCOME		$102.9	$69.0	$47.1
OTHER COMPREHENSIVE INCOME	8
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	4(h)	(49.9)	0.1	(0.7)
Exchange differences arising from translation of foreign operations		124.1	(3.3)	(9.9)
		74.2	(3.2)	(10.6)
Item that will not be subsequently reclassified to income
Employee defined benefit plan re-measurements		(0.2)	(2.7)	0.5
		74.0	(5.9)	(10.1)
COMPREHENSIVE INCOME		$176.9	$63.1	$37.0
EARNINGS PER SHARE	1(a),17(b)
Basic		$0.46	$0.36	$0.25
Diluted		$0.46	$0.36	$0.25

TOTAL WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	1(a),17(b)
Basic		224.2	189.7	188.7
Diluted		225.5	190.3	189.1

The accompanying notes are an integral part of these consolidated financial statements.

TELUS International (Cda) Inc.

Consolidated Statements of Financial Position

As at December 31 (millions)	Note	2020	2019
ASSETS
Current assets
Cash and cash equivalents		$152.5	$79.5
Accounts receivable	20(b)	303.3	176.6
Due from affiliated companies	19(a)	49.1	30.2
Income and other taxes receivable		17.8	10.9
Prepaid expenses		23.7	27.9
Current derivative assets	4(g)	1.8	3.3
		548.2	328.4
Non-current assets
Property, plant and equipment, net	12	362.1	301.0
Intangible assets, net	13	1,294.3	89.7
Goodwill	13	1,500.0	418.4
Deferred income taxes	7(b)	6.5	4.7
Other long-term assets	20(b)	33.7	26.8
		3,196.6	840.6
Total assets		$3,744.8	$1,169.0

LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	20(b)	$254.7	$152.2
Due to affiliated companies	19(a)	31.0	26.0
Income and other taxes payable		101.0	40.6
Advance billings and customer deposits		7.6	4.0
Provisions	15	17.4	10.3
Current maturities of long-term debt	16	92.3	42.8
Current portion of derivative liabilities	4(g)	1.1	—
		505.1	275.9
Non-current liabilities
Provisions	15	19.7	160.5
Long-term debt	16	1,673.4	477.7
Derivative liabilities	4(g)	57.2	3.2
Deferred income taxes	7(b)	366.2	1.7
Other long-term liabilities		12.3	4.2
		2,128.8	647.3
Total liabilities		2,633.9	923.2

Owners’ equity	17	1,110.9	245.8
Total liabilities and owners’ equity		$3,744.8	$1,169.0
Contingent Liabilities	18

The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board:

/s/ Josh Blair	/s/ Olin Anton
Josh Blair	Olin Anton
Chair, Board of Directors	Director

TELUS International (Cda) Inc.

Consolidated Statements of Changes in Owners’ Equity

		Share Capital			Accumulated
		Common Shares		Retained	other
(millions except number of shares)	Note	Number of shares (Note 1(a))	Share capital	earnings (deficit)	comprehensive income (loss)	Total
Balance as at January 1, 2018		180,000,000	$223.9	$(155.4)	$31.3	$99.8
Net income		—	—	47.1	—	47.1
Other comprehensive income		—	—	—	(10.1)	(10.1)
Class A common shares—Issued	17	4,180,995	25.7	—	—	25.7
Class B common shares—Issued	17	2,251,305	13.9	—	—	13.9
Class D common shares—Issued	17	3,249,094	20.0	—	—	20.0
Share option awards		—	0.3	—	—	0.3
Balance as at December 31, 2018		189,681,394	$283.8	$(108.3)	$21.2	$196.7
Balance as at January 1, 2019
As previously reported		189,681,394	$283.8	$(108.3)	$21.2	$196.7
IFRS 16, Leases transitional amount	2(a)	—	—	(14.7)	0.1	(14.6)
As adjusted		189,681,394	283.8	(123.0)	21.3	182.1
Net income		—	—	69.0	—	69.0
Other comprehensive loss		—	—	—	(5.9)	(5.9)
Share option awards		—	0.6	—	—	0.6
Balance as at December 31, 2019		189,681,394	$284.4	$(54.0)	$15.4	$245.8
Balance as at January 1, 2020		189,681,394	$284.4	$(54.0)	$15.4	$245.8
Net income		—	—	102.9	—	102.9
Other comprehensive income		—	—	—	74.0	74.0
Excess of fair value of consideration paid over the carrying value of business acquired	13(c)	—	—	(16.4)	—	(16.4)
Class A common shares—Issued	17	27,659,481	348.8	—	—	348.8
Class B common shares—Issued	17	16,892,881	214.8	—	—	214.8
Class C common shares—Issued	17	3,760,469	50.7	—	—	50.7
Class E common shares—Issued	17	6,520,517	90.0	—	—	90.0
Share option awards		—	0.3	—	—	0.3
Balance as at December 31, 2020		244,514,742	$989.0	$32.5	$89.4	$1,110.9

The accompanying notes are an integral part of these consolidated financial statements.

TELUS International (Cda) Inc.

Consolidated Statements of Cash Flows

Years Ended December 31 (millions)	Note	2020	2019	2018
OPERATING ACTIVITIES
Net income		$102.9	$69.0	$47.1
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization		182.2	92.2	49.5
Interest expense	6	45.4	36.3	23.2
Income taxes	7	47.6	26.0	21.9
Share-based compensation expense, net of payments made	9	15.0	1.8	4.1
Changes in business combination-related provisions	15	(73.3)	(13.5)	(12.6)
Change in market value of derivatives and other adjustments		31.6	0.7	4.3
Cash provided by operating activities before net change in non-cash working capital, interest paid, and income taxes paid		351.4	212.5	137.5
Net change in non-cash operating working capital	20(c)	1.1	(28.2)	(13.9)
Interest paid		(32.7)	(14.7)	(15.3)
Income taxes paid, net		(56.8)	(28.0)	(14.8)
Cash provided by operating activities		263.0	141.6	93.5
INVESTING ACTIVITIES
Cash payments for capital assets	20(c)	(59.2)	(52.7)	(47.5)
Cash payments for acquisitions, net	13(c)	(1,741.9)	—	(115.4)
Payment to acquire non-controlling interest in subsidiary	15	(70.0)	(50.8)	—
Cash used by investing activities		(1,871.1)	(103.5)	(162.9)
FINANCING ACTIVITIES	20(d)
Shares issued, net of financing costs	17	655.6	—	18.9
Repayment of short-term borrowings, net		—	—	(4.6)
Repayment of long-term debt	16	(819.0)	(96.0)	(38.6)
Long-term debt issued	16	1,854.0	72.0	75.0
Cash provided (used) by financing activities		1,690.6	(24.0)	50.7
Effect of exchange rate changes on cash and cash equivalents		(9.5)	(0.2)	(1.1)
CASH POSITION
Increase (decrease) in cash and cash equivalents		73.0	13.9	(19.8)
Cash and cash equivalents, beginning of year		79.5	65.6	85.4
Cash and cash equivalents, end of year		$152.5	$79.5	$65.6

The accompanying notes are an integral part of these consolidated financial statements.

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements

TELUS International (Cda) Inc. is a global provider of customer experience and digital business services.

TELUS International (Cda) Inc. was incorporated under the Business Corporations Act (British Columbia) on January 2, 2016, and is a subsidiary of TELUS Corporation. TELUS International (Cda) Inc. maintains its registered office at 510 West Georgia Street, Vancouver, British Columbia.

The terms we, us, our or ourselves are used to refer to TELUS International (Cda) Inc. and, where the context of the narrative permits or requires, its subsidiaries.

Additionally, the term TELUS Corporation is a reference to TELUS Corporation, and where the context of the narrative permits or requires, its subsidiaries, excluding TELUS International (Cda) Inc.

1. Summary of significant accounting policies

(a)	Basis of presentation

Our consolidated financial statements are expressed in United States dollars. The generally accepted accounting principles that we use are International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”).

Generally accepted accounting principles require that we disclose the accounting policies we have selected in those instances where we have been obligated to choose from among various generally accepted accounting principle-compliant accounting policies. In certain other instances, including where no selection among policies is allowed, we are also required to disclose how we have applied certain accounting policies. In our assessment, all of our required accounting policy disclosures are not equally significant for us, as set out in the accompanying table; their relative significance to us will evolve over time as we do.

In addition, in connection with TELUS International (Cda) Inc.’s initial public offering on February 3, 2021 and related 4.5-for-one share subdivision, we have retrospectively adjusted all per share and number of share amounts presented in these consolidated financial statements (see Note 17).

Accounting policy requiring a more significant choice among policies and/or a more significant application of judgment
Accounting policy	Yes	No
General application
(a) Basis of presentation		X
(b) Consolidation		X
(c) Use of estimates and judgments	X
(d) Financial instruments—recognition and measurement		X
(e) Hedge accounting		X
Results of operations focused
(f) Revenue recognition	X
(g) Depreciation, amortization and impairment	X
(h) Translation of foreign currencies		X
(i) Income and other taxes	X
(j) Share-based compensation	X
(k) Employee future benefit plans		X
Financial position focused
(l) Cash and cash equivalents		X
(m) Property, plant and equipment; intangible assets	X
(n) Leases		X

These consolidated financial statements were authorized by our Board of Directors for issue on February 22, 2021.

(b)	Consolidation

Our consolidated financial statements include our accounts and the accounts of all of our subsidiaries. The principal ones are: TELUS International (U.S.) Corp.; CallPoint New Europe EAD; CallPoint New Europe S.R.L.; Transactel International Services Limited; Transactel S.A.; Transactel El Salvador S.A. DE C.V.; TELUS International Philippines Inc.; Voxpro Limited; Xavient Digital LLC; TELUS International Germany GmbH; and LBT Intermediate Holdings, Inc.

Our financing arrangements and those of our subsidiaries do not impose restrictions on inter-corporate dividends, but external dividends are restricted based upon total net debt to earnings before interest, income taxes, depreciation and amortization (“EBITDA”) ratios, all as defined by our financing arrangements.

On a continuing basis, we review our corporate organization and effect changes as appropriate so as to enhance the value of TELUS International (Cda) Inc. This process can, and does, affect which of our subsidiaries are considered principal subsidiaries at any particular point in time.

(c)	Use of estimates and judgments

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates (including about the future effects of the COVID-19 pandemic), assumptions and judgments that affect: the reported amounts of assets and liabilities at the date of the financial statements; the disclosure of contingent assets and liabilities at the date of the financial statements; and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Estimates

Examples of the significant estimates and assumptions that we make and their relative significance and degree of difficulty are as follows:

Judgments

Examples of our significant judgments, apart from those involving estimation, include the following:

•	Assessments about whether line items are sufficiently material to warrant separate presentation in the primary financial statements and, if not, whether they are sufficiently material to warrant separate presentation in the financial statement notes. In the normal course, we make changes to our assessments regarding presentation materiality so that they reflect current economic conditions. Due consideration is given to the view that it is reasonable to expect differing opinions of what is, and is not, material.

•	In respect of revenue-generating transactions, generally we must make judgments that affect the timing of the recognition of revenue as it relates to assessing when we have satisfied our performance obligations to our customers, either at a point in time or over a period of time.

•	The preparation of our financial statements in accordance with generally accepted accounting principles requires management to make judgments that affect the financial statement disclosure of information regularly reviewed by our chief operating decision maker used to make resource allocation decisions and to assess performance, as further discussed in Note 21. A significant judgment we make is that our cash flows are sufficiently indistinguishable given our global operating model, resulting in a single operating and reporting segment.

•	Determination of the functional currency of each subsidiary involves significant judgment. The determination of functional currency affects the carrying value of non-current assets included in the statement of financial position and, as a consequence, the amortization of those assets, as well as the exchange gains and losses recorded in the consolidated statement of comprehensive income and the consolidated statement of equity.

•	The decision to depreciate and amortize any property, plant, equipment and intangible assets that are subject to amortization on a straight-line basis, as we believe that this method reflects the consumption of resources related to the economic lifespan of those assets better than an accelerated method and is more representative of the economic substance of the underlying use of those assets.

•	In connection with the annual impairment testing of goodwill, there are instances where we must exercise judgment in the determination of our cash generating unit. A significant judgment that we make is that each geographic area in which we operate is insufficiently distinct, making it impractical to objectively distinguish the cash flows of each region. As such, each region is not an individual cash generating unit.

•	In respect of claims and lawsuits, as discussed further in Note 18(b), the determination of whether an item is a contingent liability or whether an outflow of resources is probable and thus needs to be accounted for as a provision.

(d)	Financial instruments—recognition and measurement

In respect of the recognition and measurement of financial instruments, we have adopted the following policies:

•	Derivatives that are part of an established and documented cash flow hedging relationship are accounted for as held for hedging. We believe that classification as held for hedging results in a better matching of the change in the fair value of the derivative financial instrument with the risk exposure being hedged.

•	Derivatives that are not part of a documented cash flow hedging relationship are accounted for as held for trading and thus are measured at fair value through net income.

•	Transaction costs, other than in respect of items held for trading, are added to the initial fair value of the acquired financial asset or financial liability. We have selected this method as we believe that it results in a better matching of the transaction costs with the periods in which we benefit from the transaction costs.

(e)	Hedge accounting

Hedge accounting

The purpose of hedge accounting, in respect of our designated hedging relationships, is to ensure that counterbalancing gains and losses are recognized in the same periods. We have chosen to apply hedge accounting as we believe that it is more representative of the economic substance of the underlying transactions.

In order to apply hedge accounting, a high correlation (which indicates effectiveness) is required in the offsetting changes in the risk-associated values of the financial instruments (the hedging items) used to establish the designated hedging relationships and all, or a part, of the asset, liability or transaction having an identified risk exposure that we have taken steps to modify (the hedged items). We assess the anticipated effectiveness of designated hedging relationships at inception and their actual effectiveness for each reporting period thereafter. We consider a designated hedging relationship to be effective if the following critical terms match between the hedging item and the hedged item: the notional amount of the hedging item and the principal amount of the hedged item; maturity dates; payment dates; and interest rate index (if, and as, applicable). Any ineffectiveness, such as would result from a difference between the notional amount of the hedging item and the principal amount of the hedged item, or from a previously effective designated hedging relationship becoming ineffective, is reflected in the consolidated statements of income and other comprehensive income as Interest expense if in respect of long-term debt, as Goods and services purchased if in respect of future purchase commitments, or as Employee benefits expense if in respect of share-based compensation.

Hedging assets and liabilities

In the application of hedge accounting, an amount (the hedge value) is recorded in the consolidated statement of financial position in respect of the fair value of the hedging items. The net difference, if any, between the amounts recognized in the determination of net income and the amounts necessary to reflect the fair value of the designated cash flow hedging items recorded in the consolidated statement of financial position is recognized as a component of Other comprehensive income, as set out in Note 8.

In the application of hedge accounting to the finance costs arising from interest paid on our long-term debt, the amount recognized in the determination of net income is the amount that counterbalances the difference between interest calculated at a variable interest rate, and the fixed interest rate as per our credit facility (Note 16(b)).

(f)	Revenue recognition

General

Our solutions involve delivery of multiple services and products that occur at different points in time and/or over different periods of time. As appropriate, these arrangements contain multiple performance obligations and the transaction price is measured and allocated among the performance obligations based upon their relative stand-alone selling price. Our relevant revenue recognition policies are then applied to the performance obligations.

Multiple contracts with a single customer are normally accounted for as separate arrangements. In instances where multiple contracts are entered into with a customer in a short period of time, the contracts are reviewed as a group to ensure that, as with multiple performance obligation arrangements, their relative stand-alone selling prices are appropriate.

Our revenues are recorded net of any value-added and/or sales taxes billed to the customer concurrent with a revenue-generating transaction.

When we receive no identifiable, separable benefit for consideration given to a customer (e.g. discounts and rebates), the consideration is recorded as a reduction of revenue rather than as an expense.

We recognize revenues for each accounting period based on services provided in that period. Revenue is recognized based on fees incurred per-productive hour or per transaction. Billings are invoiced to customers on a regular basis. Advance billings are recorded when billing occurs prior to provision of the associated services; such advance billings are recognized as revenue in the period in which the services are provided.

(g)	Depreciation, Amortization and Impairment

Depreciation and amortization

Property, plant, and equipment, including right of use assets, are depreciated on a straight-line basis over their estimated useful lives as determined by a continuing program of asset life studies. Depreciation includes amortization of right-of-use lease assets and amortization of leasehold improvements. Leasehold improvements are normally amortized over the lesser of their expected average service life or the term of the lease. Intangible assets with finite lives (intangible assets subject to amortization) are amortized on a straight-line basis over their estimated useful lives, which are reviewed at least annually and adjusted as appropriate. As referred to in (c), the use of a straight-line basis of depreciation and amortization is a significant judgment for us.

Estimated useful lives for the majority of our property, plant and equipment and right of use lease assets subject to depreciation are as follows:

Estimated useful lives
Computer hardware and network assets	2 to 10 years
Buildings and leasehold improvements	5 to 20 years
Furniture and equipment	3 to 7 years
Right-of-use lease assets	3 to 20 years

Estimated useful lives for the majority of our intangible assets subject to amortization are as follows:

Estimated useful lives
Customer contracts and related customer relationships	4 to 15 years
Software	3 to 7 years
Brand	3 years
Standard operating procedures	5 years
Crowdsource assets	8 years

Impairment—general

Impairment testing compares the carrying values of the assets or cash generating units being tested with their recoverable amounts (the recoverable amount being the greater of an asset’s value in use or its fair value less costs to sell); as referred to in (c), this is a significant estimate for us. Impairment losses are immediately recognized, to the extent that the carrying value of an asset exceeds its recoverable amount. Should the recoverable amounts for impaired assets subsequently increase, the impairment losses previously recognized (other than in respect of goodwill) may be reversed to the extent that the reversal is not a result of “unwinding the discount” and that the resulting carrying values do not exceed the carrying values that would have been the result if no impairment losses had been previously recognized.

Impairment—property, plant and equipment; intangible assets subject to amortization

The continuing program of asset life studies considers such items as the timing of technological obsolescence, competitive pressures and future infrastructure utilization plans; these considerations could also indicate that the carrying value of an asset may not be recoverable. If the carrying value of an asset were not considered recoverable, an impairment loss would be recorded.

Impairment—goodwill

The carrying value of goodwill is periodically tested for impairment. The frequency of the impairment testing is generally the reciprocal of the stability of the relevant events and circumstances, but goodwill must, at a minimum, be tested annually; we have selected October 1 as our annual test date.

We assess our goodwill by comparing the recoverable amounts of our business to its carrying value. To the extent that the carrying value exceeds its recoverable amount, the excess amount would be recorded as a reduction in the carrying value of goodwill and any remainder would be recorded as a reduction in the carrying value of the assets on a pro-rated basis.

(h)	Translation of foreign currencies

Trade transactions completed in foreign currencies are translated into United States dollars at the rates of exchange prevailing at the time of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into United States dollars at the rate of exchange in effect at the statement of financial position date, with any resulting gain or loss recorded in the consolidated statement of income and other comprehensive income as a component of Interest expense and foreign exchange, as set out in Note 6.

We have foreign subsidiaries that do not have the United States dollar as their functional currency. Foreign exchange gains and losses arising from the translation of these foreign subsidiaries’ accounts into United States dollars are reported as a component of other comprehensive income, as set out in Note 8.

(i)	Income and other taxes

We follow the liability method of accounting for income taxes; as referred to in (c), this is a significant estimate for us. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Deferred income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities, and also for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized. The amounts recognized in respect of deferred income tax assets and liabilities are based upon the expected timing of the reversal of temporary differences or usage of tax losses and application of the substantively enacted tax rates at the time of reversal or usage.

We account for any changes in substantively enacted income tax rates affecting deferred income tax assets and liabilities in full in the period in which the changes are substantively enacted. We account for changes in the estimates of tax balances for prior years as estimate revisions in the period in which the changes in estimates arise; we have selected this approach as its emphasis on the statement of financial position is more consistent with the liability method of accounting for income taxes.

Our operations are complex and the related domestic and foreign tax interpretations, regulations, legislation and jurisprudence are continually changing. As a result, there are usually some tax matters in question that result in uncertain tax positions. We recognize the income tax benefit of an uncertain tax position when it is more likely than not that the ultimate determination of the tax treatment of the position will result in that benefit being realized; however, this does not mean that tax authorities cannot challenge these positions. We accrue an amount for interest charges on current tax liabilities that have not been funded, which would include interest and penalties arising from uncertain tax positions. We include such charges in the consolidated statement of income and other comprehensive income as a component of income tax expense.

(j)	Share-based compensation

General

Share-based compensation awards, in the form of phantom restricted share units, equity share options and phantom share options, have historically been provided to certain of our employees. We recognize a compensation expense in respect of these plans that is based on the fair value of the awards. Generally, the compensation expense of the award is recognized on a straight-line basis over the vesting of the award subject to continued service with us through the vesting date. A compensation expense is recognized for awards containing performance conditions only to the extent that it is probable that those performance conditions will be met. Adjustments are made to reflect expected and actual forfeitures during the vesting period due to failure to satisfy service conditions or performance conditions.

Subsequent to the Share Class Reclassification Transactions (see Note 17), we have two classes of shares outstanding: multiple voting shares and subordinate voting shares (collectively “Shares”). Common shares issued for equity-settled awards are subordinate voting shares.

Restricted share units

Restricted share units are accounted for as liability instruments. We accrue a liability equal to the product of the number of vesting restricted share units multiplied by the fair market value of the corresponding common shares at the end of the reporting period. As the Company’s common shares were not publicly traded as at December 31, 2020, we estimated the fair value of our common shares, as discussed in “Share Valuations” below. The expense for restricted share units that do not ultimately vest is reversed against the expense that was previously recorded in their respect.

Share option awards

We recognize and measure compensation expense for equity-settled share option awards based on the grant date fair value, which is determined using the Black-Scholes option pricing model. Fair value is not subsequently re-measured unless the conditions on which the award was granted are modified.

Proceeds arising from the exercise of equity-settled share option awards are credited to share capital, as are the recognized grant-date fair values of the exercised share option awards.

Phantom share option awards, which are cash-settled, are accounted for as liability instruments. We recognize and measure compensation expense for cash-settled option awards based on the fair value at the end of each reporting period, which is determined using the Black-Scholes option pricing model.

The Black-Scholes option pricing model requires the input of assumptions, some of which are highly subjective, including the fair value of the underlying common shares, the expected volatility of the price of our common shares, risk-free interest rates, the expected term of the option and the expected dividend yield of our shares. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our share-based compensation expense could be materially different in the future.

•	Fair Value of Our Shares. As the Company’s common shares were not publicly traded prior to our initial public offering (“IPO”) on February 3, 2021, we estimated the fair value of our common shares, as discussed in “Share valuations” below. After our IPO (see Note 17), fair value is determined based on quoted prices on a recognized stock exchange.

•	Expected Volatility. As we had not been a public company and did not have a trading history for our subordinate voting shares prior to our IPO, the expected share price volatility for our common shares was estimated by taking the average historical price volatility for industry peers observed over a period equivalent to the expected term of the share option grants. We intend to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own share price becomes available, or unless circumstances change such that the identified companies are no longer similar to us, in which case more suitable companies whose share prices are publicly available would be used in the calculation.

•	Risk-free Interest Rate. The risk-free interest rate is based on the yields of Government of Canada marketable bonds with maturities similar to the expected term of the options for each option group.

•	Expected Term. The expected term represents the period that our share-based awards are expected to be outstanding. As we do not have sufficient historical experience for determining the expected term of the share option awards granted, we base our expected term for awards issued on the simplified method, which represents the average period from vesting to the expiration of the share option.

•	Expected Dividend Yield. We have never declared or paid any cash dividends to shareholders and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we use an expected dividend yield of zero.

Share valuations

Given the absence of a public trading market for our common shares prior to our IPO, the fair value of our common shares were historically determined based on third-party valuations, based on information provided by management as well as external market and competitor information available to the experts. The valuation considered numerous objective and subjective factors to determine the best estimate of the fair value of our common shares at each grant date. These factors include:

•	our operating and financial performance;

•	current business conditions and projections;

•	the likelihood of achieving a liquidity event for the common shares underlying these share options, such as an initial public offering or sale of our company, given prevailing market conditions; and

•	the market performance of comparable publicly traded companies.

The valuation is developed using a weighted blend of the income and market approaches. The income approach estimates the fair value of a company based on the present value of such company’s future estimated cash flows and the residual value of such company beyond the forecast period. These future values are discounted to their present values to reflect the risks inherent in such company achieving these estimated cash flows. Significant inputs of the income approach (in addition to our estimated future cash flows themselves) include the long-term growth rate assumed in the residual value, discount rate and normalized long-term operating margin. The terminal value was calculated to estimate our value beyond the forecast period by applying valuation metrics to the final year of our forecasted revenue and discounting that value to the present value using the same weighted average cost of capital applied to the forecasted periods.

(k)	Employee future benefit plans

Defined benefit plans

We participate in defined benefit pension plans that share risks between TELUS Corporation and its subsidiaries as well as unfunded, non-contributory retirement plans of TELUS International (Cda) Inc. and its subsidiaries. TELUS Corporation’s policy is to charge us our participant-based net defined benefit pension cost, as measured in accordance with IAS 19, Employee Benefits.

Employee benefits

Contributions to defined contribution plans are charged to the consolidated statements of income in the period in which services are rendered by the covered employees. For defined benefit plans, the cost of pensions and other retirement benefits earned by employees is actuarially determined using the accrued benefit method pro-rated on service and management’s best estimates of salary escalation and the retirement ages of employees. In the determination of net income, net interest for each plan, which is the product of the plan’s surplus (deficit) multiplied by the discount rate, is included as a component of Interest expense and foreign exchange, as set out in Note 6.

The Company records annual amounts relating to its defined benefit plan based on calculations that incorporate various actuarial and other assumptions, including discount rates, mortality, compensation increase and turnover rates. When the defined benefit plan’s key assumptions fluctuate relative to their immediately preceding year-end values, actuarial gains (losses) arising from such significant fluctuations are recognized in other comprehensive income.

(l)	Cash and cash equivalents

Cash and cash equivalents includes short-term investments in money market funds and other highly liquid, low-risk instruments with maturities of less than three months. Cash and cash equivalents are presented net of outstanding items, including cheques written but not cleared by the related banks as at the statement of financial position date. Cash and cash equivalents are classified as a liability in the statement of financial position when the total amount of all cheques written but not cleared by the related banks exceeds the amount of cash and cash equivalents. When cash and cash equivalents are classified as a liability, they may also include overdraft amounts drawn on our bilateral bank facilities, which revolve daily.

(m)	Property, plant and equipment; intangible assets

General

Property, plant and equipment and intangible assets are recorded at historical cost, which for self-constructed property, plant and equipment includes materials, direct labour and applicable overhead costs. For internally developed internal-use software, the historical cost recorded includes materials, direct labour and direct labour-related costs. Where property, plant and equipment construction projects are of a sufficient size and duration, an amount is capitalized for the cost of funds used to finance construction. The rate for calculating the capitalized financing cost is based on our weighted average cost of borrowing experienced during the reporting period.

When we sell property, plant and/or equipment, the net book value is netted against the sale proceeds and the difference is included in the consolidated statement of income and other comprehensive income as operating income.

(n)	Leases

Prior to January 1, 2019, leases were classified as finance or operating, depending upon terms and conditions of the contract. Where we were the lessee, asset values recorded under finance leases were amortized on a straight-line basis over the period of expected use. Obligations recorded under finance leases were reduced by lease payments net of imputed interest.

On January 1, 2019, we adopted IFRS 16, Leases which superseded IAS 17, Leases (Note 2(a)). We assess whether a contract is, or contains, a lease under the new standards. Any identified leases are recorded as right-of-use assets and included in property, plant and equipment, net on our statement of financial position (Note 12).

(o)           Business combinations

We use the acquisition method to account for business combinations, under which we allocate the excess of the purchase price of business acquisitions over the fair value of identifiable net assets acquired to goodwill. The purchase price is determined as the fair value of assets transferred, liabilities assumed, or equity instruments issued on the date of exchange, which may include contingent considerations that are initially measured at fair value at the acquisition date. Subsequent changes to the fair value of any contingent considerations are recognized through profit or loss. Acquisition-related costs are expensed as incurred.

One of the most significant estimates relate to the allocation of the total consideration to each of the assets and liabilities acquired. For intangible assets acquired, the fair value is generally derived from a valuation analysis prepared by management or third-party experts as needed, based on appropriate valuation techniques using a forecast of the total expected future net cash flows and closely linked to the assumptions made by management regarding the future performance of the assets concerned and the discount rate applied. Where other markets or market participants are readily observable, these are considered in the determination of fair value.

If the fair values of the assets, liabilities and contingent liabilities can only be calculated on a provisional basis, the business combination is recognized initially using provisional values. Any adjustments resulting from the completion of the measurement process are recognized within twelve months of the date of acquisition.

Business transfers from related parties are accounted for as common control transactions using the predecessor accounting method wherein no assets or liabilities acquired are restated to their fair values and the results of operations include the transferred businesses’ results only from the date of our acquisition of them. No goodwill is recognized on such transactions, and any excess purchase price is recorded as an adjustment to owners’ equity.

2. Accounting policy developments

(a)	Initial application and adoption of standards, interpretations and amendments to standards and interpretations in the reporting period

In January 2016, the International Accounting Standards Board released IFRS 16, Leases, to be applied for years beginning on or after January 1, 2019 and superseded IAS 17, Leases. The standard removed the lessees’ classification of leases as either operating leases or finance leases and, for IFRS-IASB, introduced a single lessee accounting model.

We have applied the standard retrospectively, with the cumulative effect of the initial application of the new standard recognized at the date of initial application, January 1, 2019, subject to permitted and elected practical expedients; such method of application does not result in the retrospective adjustment of amounts reported for periods prior to fiscal 2019 and as such, our fiscal 2018 amounts presented do not reflect the effects of changes to this accounting policy. The nature of the transition method selected is such that the lease population as at January 1, 2019, and the discount rates determined contemporaneously, is the basis for the cumulative effects recorded as of that date.

Implementation of IFRS 16

As a transitional practical expedient permitted by the new standard, we have not reassessed whether contracts are, or contained, leases as at January 1, 2019, applying the criteria of the new standard; as at January 1, 2019, only contracts that were previously identified as leases applying IAS 17, Leases, and IFRIC 4, Determining whether an Arrangement contains a Lease, are a part of the transition to the new standard. Only contracts entered into (or changed) after December 31, 2018, will be assessed for being, or containing, leases applying the criteria of the new standard.

IFRS 16, Leases, has the following impact on the fiscal 2019 opening amounts:

As at January 1, 2019 (millions)	Excluding effects of IFRS 16	IFRS 16 effects	As reported under IFRS 16
Non-current assets
Property, plant and equipment, net	$115.2	$138.4	$253.6
Deferred income taxes	$2.6	$1.3	$3.9
Current liabilities
Current maturities of long-term debt	$6.0	$26.7	$32.7
Non-current liabilities
Long-term debt	$302.0	$127.6	$429.6
Owners’ equity
Retained earnings	$(108.3)	$(14.7)	$(123.0)
Accumulated other comprehensive income	$21.2	$0.1	$21.3

Amendments to IFRS 3, Business Combinations

In October 2018, the International Accounting Standards Board amended IFRS 3, Business Combinations, which clarified whether an acquisition transaction resulted in the acquisition of an asset or the acquisition of a business. The amendments are effective for acquisition transactions on or after January 1, 2020, which is the date that we have adopted this new accounting standard. The amended standard has a narrower definition of a business, which could result in the recognition of fewer business combinations than under the previous standard; the implication of this is that amounts which may have been recognized as goodwill in a business combination under the previous standard may be recognized as allocations to net identifiable assets acquired under the amended standard (with an associated effect in an entity’s results of operations that would differ from the effect of goodwill having been recognized). The effects of the amended standard on our financial performance and disclosure will be dependent on the facts and circumstances of any future acquisition transactions.

(b)	Standards, interpretations and amendments to standards not yet effective and not yet applied

In August 2020, the International Accounting Standards Board issued Interest Rate Benchmark Reform—Phase 2, which amends IFRS 9, Financial Instruments, IAS 39, Financial Instruments: Recognition and Measurement, IFRS 7, Financial Instruments: Disclosures, IFRS 4, Insurance Contracts and IFRS 16, Leases. The amendments are effective for periods on or after January 1, 2021, although earlier application is permitted. Interest rate benchmarks such as interbank offer rates (IBORs) play an important role in global financial markets as they index a wide variety of financial products, including derivative financial instruments. Market developments have impacted the reliability of some existing benchmarks and, in this context, the Financial Stability Board has published a report setting out recommendations to reform such benchmarks. The Interest Rate Benchmark Reform—Phase 2 amendments focus on the effects of the interest rate benchmark reform on a company’s financial statements that arise when an interest rate benchmark used to calculate interest is replaced with an alternative benchmark rate; most significantly, there will be no requirement to derecognize or adjust the amount of financial instruments for changes required by the reform, but will instead update the effective interest rate to reflect the change to the alternative benchmark rate. The effects of these amendments on our financial performance and disclosure will be dependent upon the facts and circumstances of future changes in the derivative financial instruments we use, if any, and any future changes in interest rate benchmarks, if any, referenced by such derivative financial instruments we use.

3. Capital structure financial policies

Our objective when managing capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk levels.

In the management of capital and in its definition, we include common equity (excluding accumulated other comprehensive income), long-term debt (including long-term credit facilities and any hedging assets or liabilities associated with long-term debt items, net of amounts recognized in accumulated other comprehensive income) and cash and cash equivalents. We manage capital by monitoring the financial covenants prescribed in our credit facility (Note 16(b)).

We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our business. In order to maintain or adjust our capital structure, we may issue new shares, issue new debt and/or issue new debt to replace existing debt with different characteristics, or pay down our debt balance.

Subsequent to year end and in connection with our IPO on February 3, 2021, we issued 20,997,375 subordinate voting shares to new investors at $25.00 per share for net proceeds of $490.0 million (net of underwriting discounts, commissions and other transaction costs), which were used to repay a portion of outstanding borrowings under our credit agreement (see Notes 16(b) and 17(a)).

4. Financial instruments

(a)	Risks—overview

Our financial instruments, and the nature of certain risks to which they may be subject, are as set out in the following table.

Risks
Market risks
Financial instrument	Accounting classification	Credit	Liquidity	Currency	Interest rate	Other price
Measured at amortized cost
Accounts receivable	AC(1)	X		X
Due from/to affiliated companies	AC(1)	X		X
Accounts payable and accrued liabilities	AC(1)		X	X
Provisions (including restructuring)	AC(1)		X	X		X
Long-term debt	AC(1)		X		X
Measured at fair value
Cash and cash equivalents	FVTPL(2)	X		X	X
Foreign exchange derivatives(3)	FVTPL/FVOCI(2)	X	X	X
Interest rate derivatives(3)	FVTPL/FVOCI(2)	X	X	X	X

(1)	For accounting recognition and measurement purposes, classified as amortized cost (“AC”).

(2)	For accounting recognition and measurement purposes, classified as fair value through net income (“FVTPL”). Unrealized changes in the fair values of financial instruments are included in net income unless the instrument is part of a cash flow hedging relationship. The effective portion of unrealized changes in the fair values of financial instruments held for hedging are included in other comprehensive income (“FVOCI”).

(3)	Use of derivative financial instruments is subject to a policy which requires that no derivative transaction is to be entered into for the purpose of establishing a speculative or leveraged position (the corollary being that all derivative transactions are to be entered into for risk management purposes only) and sets criteria for the credit worthiness of the transaction counterparties.

(b)	Credit risk

Excluding credit risk, if any, arising from interest rate swaps and currency swaps settled on a gross basis, the best representation of our maximum exposure (excluding income tax effects) to credit risk, which is a worst-case scenario and does not reflect results we expect, is as set out in the following table:

As at December 31 (millions)	2020	2019
Cash and cash equivalents	$152.5	$79.5
Accounts receivable	303.3	176.6
Due from affiliated companies	49.1	30.2
Derivative assets	1.8	3.3
	$506.7	$289.6

Cash and cash equivalents

Credit risk associated with cash and cash equivalents is managed by ensuring that these financial assets are placed with: governments; major financial institutions that have been accorded strong investment grade ratings by a primary rating agency; and/or other creditworthy counterparties. An ongoing review is performed to evaluate changes in the status of counterparties.

Accounts receivable

Credit risk associated with accounts receivable is managed through a program of credit evaluations of customers and limiting the amount of credit extended when deemed necessary.

The following table presents an analysis of the age of customer accounts receivable. Any late payment charges are levied at a negotiated rate on outstanding non-current customer account balances.

As at December 31 (millions)	Note	2020	2019
Customer accounts receivable
Less than 30 days past billing date		$121.3	$97.4
30 - 60 days past billing date		27.5	3.0
61 - 90 days past billing date		7.2	2.3
More than 90 days past billing date		1.6	5.3
		$157.6	$108.0
Customer accounts receivable	20(b)	$162.8	$109.8
Allowance for doubtful accounts	20(b)	(5.2)	(1.8)
Customer receivable, Net		$157.6	$108.0

We maintain allowances for lifetime expected credit losses related to doubtful accounts. Current economic conditions (including forward-looking macroeconomic data), historical information (including credit agency reports, if available), reasons for the accounts being past due and line of business from which the customer accounts receivable arose are all considered when determining whether to make allowances for past-due accounts. The same factors are considered when determining whether to write off amounts charged to the allowance for doubtful accounts against the customer accounts receivable. The doubtful accounts expense is calculated on a specific-identification basis for customer accounts receivable over a specific balance threshold and on a statistically derived allowance basis for the remainder. No customer accounts receivable balances are written off directly to bad debt expense.

The following table presents a summary of the activity related to our allowance for doubtful accounts.

Years Ended December 31 (millions)	2020	2019
Balance, beginning of year	$1.8	$2.9
Additions	6.5	0.6
Recovery	(3.1)	(1.7)
Balance, end of year	$5.2	$1.8

Derivative assets (and derivative liabilities)

Counterparties to our foreign exchange and share-based compensation derivatives are major financial institutions that have been accorded investment grade ratings by a primary credit rating agency. The total dollar amount of credit exposure under contracts with any one financial institution is limited and counterparties’ credit ratings are monitored. We do not give or receive collateral on swap agreements and hedging items due to our credit rating and those of our counterparties. While we are exposed to the risk of potential credit losses due to the possible non-performance of our counterparties, we consider this risk remote. Our derivative liabilities do not have credit risk-related contingent features.

(c)	Liquidity risk

As a component of our capital structure financial policies, discussed further in Note 3, we manage liquidity risk by:

•	maintaining bilateral bank facilities and a syndicated credit facility (Note 16(b));

•	continuously monitoring forecast and actual cash flows; and

•	managing maturity profiles of financial assets and financial liabilities.

Our debt maturities in future years are as disclosed in Note 16(d).

We closely match the contractual maturities of our derivative financial liabilities with those of the risk exposures they are being used to manage.

The expected maturities of our undiscounted financial liabilities, excluding long-term debt, do not differ significantly from the contractual maturities, other than as noted below. With respect to long-term debt maturities, we repaid a portion of the revolving credit facility on February 5, 2021, using the net proceeds from our IPO. The contractual maturities of our undiscounted financial liabilities as at December 31, 2020, including interest thereon (where applicable), are as set out in the following tables:

	Non-derivative				Derivative
			Composite long-term debt		Currency swap agreement amounts to be exchanged
Year (millions)	Non- interest bearing financial liabilities	Due to affiliated companies (Note 19(a))	Long-term debt, excluding leases (1) (Note 16)	Leases (Notes 2(a), 14)	(Receive)	Pay	Interest rate swap agreement	Total
2021	$380.7	$31.0	$87.4	$62.6	$(95.4)	$93.1	$2.5	$561.9
2022	398.2	—	307.9	51.5	(25.6)	25.1	2.3	759.4
2023	—	—	66.0	43.6	(25.3)	25.0	—	109.3
2024	—	—	65.2	28.4	(25.0)	24.8	—	93.4
2025	—	—	1,215.4	17.9	(318.6)	365.5	—	1,280.2
Thereafter	—	—	—	49.8	—	—	—	49.8
Total	$778.9	$31.0	$1,741.9	$253.8	$(489.9)	$533.5	$4.8	$2,854.0
			Total (Note 16(d))	$1,995.7

(1)	Future cash outflows in respect of associated interest and like carrying costs for amounts drawn under our credit facilities (if any) have been calculated based upon the rates in effect at December 31, 2020.

(d)            Currency risk

Our primary operating currency is the United States dollar. The euro, Philippine peso and the Canadian dollar are the foreign currencies to which we currently have the largest exposure.

Our foreign exchange risk management includes the use of foreign currency forward contracts to fix the exchange rates on short-term Philippine peso denominated transactions and commitments, as well as swaps which are used to manage the currency risk associated with European euro denominated inflows being used against United States dollar denominated debt.

(e)	Interest rate risk

Changes in market interest rates will cause fluctuations in the fair value or future cash flows of short-term investments, short-term obligations and long-term debt.

Our cash equivalents generally have short maturities and fixed interest rates and as a result, their fair value will fluctuate with changes in market interest rates; absent monetization prior to maturity, the related future cash flows will not change due to changes in market interest rates.

As short-term obligations arising from bilateral bank facilities, which typically have variable interest rates, are rarely outstanding for periods that exceed one calendar week, interest rate risk on these facilities are not significant.

Amounts drawn on our long-term credit facility (Note 16(b)) will be affected by changes in market interest rates in a manner similar to debts with short maturities in that the fair value is not materially affected by changes in market interest rates, but the associated cash flows representing interest payments are.

We manage our exposure to changes in market interest rates with the use of interest rate swaps to fix the interest rates on the variable rate portion of our credit facility.

(f)	Market risk

Net income and other comprehensive income for the years ended December 31, 2020, 2019 and 2018, could have varied if the United States dollar: Canadian dollar exchange rate, United States dollar: Philippine Peso exchange rate, United States dollar: European euro exchange rate, market interest rates, and the TELUS Corporation and TELUS International (Cda) Inc. common share prices varied by reasonably possible amounts from their actual statement of financial position date amounts.

The sensitivity analysis of our exposure to currency risk at the reporting date has been determined based upon a hypothetical change taking place at the relevant statement of financial position date. The Canadian dollar, European euro and Philippine peso denominated balances as at the statement of financial position dates have been used in the calculations.

The sensitivity analysis of our exposure to interest rate risk at the reporting date has been determined using the hypothetical change taking place at the beginning of the relevant fiscal year and being held constant through to the statement of financial position date. The relevant statement of financial position date principal has been used in the calculations.

The sensitivity analysis of our exposure to other price risks arising from share-based compensation at the reporting date has been determined based upon a hypothetical change taking place at the relevant statement of financial position date. The relevant notional number of common shares at the statement of financial position date has been used in the calculations.

	Net income			Other comprehensive income			Comprehensive income
Years Ended December 31 (increase (decrease) in millions)	2020	2019	2018	2020	2019	2018	2020	2019	2018
Reasonably possible changes in market risks(1)
10% change in US$: Cdn.$ exchange rate
US$ appreciates	$(2.4)	$(0.4)	$(0.1)	$—	$—	$—	$(2.4)	$(0.4)	$(0.1)
US$ depreciates	$2.4	$0.4	$0.1	$—	$—	$—	$2.4	$0.4	$0.1
10% change in US$: Euro exchange rate
US$ appreciates	$—	$2.7	$(1.8)	$10.1	$—	$7.1	$10.1	$(2.7)	$5.3
US$ depreciates	$—	$(2.7)	$1.8	$(10.1)	$—	$(7.1)	$(10.1)	$2.7	$(5.3)
10% change in US$: Peso exchange rate
US$ appreciates	$(0.9)	$(0.3)	$1.6	$—	$—	$—	$(0.9)	$(0.3)	$1.6
US$ depreciates	$0.9	$0.3	$(1.6)	$—	$—	$—	$0.9	$0.3	$(1.6)
25 basis point change in market interest rate
Rate increases	$(3.9)	$(0.8)	$(0.8)	$0.5	$0.7	$1.0	$(3.4)	$(0.1)	$0.2
Rate decreases	$3.9	$0.8	$0.8	$(0.5)	$(0.7)	$(1.0)	$3.4	$0.1	$(0.2)
25%(2) change in common share price(3)
Price increases	$(3.9)	$(2.4)	$(2.6)	$—	$—	$—	$(3.9)	$(2.4)	$(2.6)
Price decreases	$3.9	$2.4	$2.6	$—	$—	$—	3.9	$2.4	$2.6

(1)	These sensitivities are hypothetical and should be used with caution. Changes in net income and/or other comprehensive income generally cannot be extrapolated because the relationship of the change in assumption to the change in net income and/or other comprehensive income may not be linear. In this table, the effect of a variation in a particular assumption on the amount of net income and/or other comprehensive income is calculated without changing any other factors; in reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities. The sensitivity analysis assumes that we would realize the changes in exchange rates; in reality, the competitive marketplace in which we operate would have an effect on this assumption. No consideration has been made for a difference in the notional number of common shares associated with share-based compensation awards made during the reporting period that may have arisen due to a difference in the common share price.

(2)	To facilitate ongoing comparison of sensitivities, a constant variance of approximate magnitude has been used.

(3)	The hypothetical effects of changes in the price of our common shares and those of TELUS Corporation are restricted to those which would arise from our share-based compensation awards that are accounted for as liability instruments.

(g)	Fair values

General

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and certain provisions approximate their fair values due to the immediate or short-term maturity of these financial instruments. The fair values are determined directly by reference to quoted market prices in active markets.

The fair values of the derivative financial instruments we use to manage our exposure to currency risks are estimated based upon quoted market prices in active markets for the same or similar financial instruments or on the current rates offered to us for financial instruments of the same maturity, as well as discounted future cash flows determined using current rates for similar financial instruments subject to similar risks and maturities (such fair value estimates being largely based on the European euro: US$ and Philippine peso: US$ forward exchange rates as at the statement of financial position dates).

Derivative

The derivative financial instruments that we measure at fair value on a recurring basis subsequent to initial recognition are as set out in the following table; all such items use significant other observable inputs (Level 2) for measuring fair value at the reporting date.

		2020				2019
As at December 31 (millions)	Designation	Maximum maturity date	Notional amount	Fair value and carrying value	Price or rate	Maximum maturity date	Notional amount	Fair value and carrying value	Price or rate
Current assets(1)
Derivatives used to manage
Currency risks arising from Philippine peso denominated purchases	HFT(2)	2021	$68.0	$1.8	US$:1.00 PHP:48.23	2020	$28.0	$0.8	US$:1.00 PHP:52.16
Currency risks arising from net investment in foreign operation	HFH(3)	—	$—	$—	—	2020	$363.2	$2.5	US$:1.00 EUR:0.89

Current liabilities(1)
Derivatives used to manage
European euro denominated business acquisition	HFH(3)	2025	$1.6	$1.1	US$:1.00 EUR:0.85	—	$—	$—	—

Non-current liabilities(1)
Derivatives used to manage
Currency risks arising from net investment in foreign operation	HFH(3)	2025	$402.7	$52.4	US$:1.00 EUR:0.85	2020	$—	$—	—
Interest rate risk associated with non-fixed rate credit facility amounts drawn	HFH(3)	2022	$100.5	$4.8	2.64%	2022	$106.5	$3.2	2.64%

(1)	Notional amounts of derivative financial assets and liabilities are not set off.

(2)	Foreign currency hedges are designated as held for trading (“HFT”) upon initial recognition; hedge accounting is not applied.

(3)	Designated as held for hedging (“HFH”) upon initial recognition (cash flow hedging item); hedge accounting is applied. Unless otherwise noted, hedge ratio is 1:1 and is established by assessing the degree of matching between the notional amounts of hedging items and the notional amounts of the associated hedged items.

Non-derivative

The fair value amounts for cash and cash equivalents approximate carrying amounts due to the short-term maturities of these instruments. Our long-term debt, which is measured at amortized cost, approximates the fair value thereof due to the short-term nature of the applicable rates of interest charged.

(h)	Recognition of derivative gains and losses

The following table sets out the gains and losses, excluding income tax effects, arising from derivative instruments that are classified as cash flow hedging items and their location within the Consolidated statements of income and other comprehensive income.

Credit risk associated with such derivative instruments, as discussed further in (b), would be the primary source of hedge ineffectiveness. There was no ineffective portion of derivative instruments classified as cash flow hedging items for the periods presented.

	Amount of gain (loss) recognized in other comprehensive income (effective portion)			Gain (loss) reclassified from other comprehensive income to income (effective portion)
					Amount
Years Ended December 31 (millions)	2020	2019	2018	Location	2020	2019	2018
Derivatives used to manage interest rate risk
Associated with non-fixed rate credit facility amounts drawn	$(1.5)	$(2.7)	$(0.9)	Interest expense	$2.1	$0.4	$(0.3)
	$(1.5)	$(2.7)	$(0.9)		$2.1	$0.4	$(0.3)
Derivatives used to manage currency risks
Arising from Euro-denominated business acquisition	$—	$2.4	$—	Foreign exchange	$—	$—	$—
Arising from net investment in foreign operation	$(49.5)	$—	$—	Foreign exchange	$—	$—	$—
	$(51.0)	$(0.3)	$(0.9)		$2.1	$0.4	$(0.3)

The following table sets out the gains and losses (excluding income tax effects) arising from derivative instruments that are classified as held for trading and that are not designated as being in a hedging relationship, and their location within the consolidated statements of income and other comprehensive income.

			Gain (Loss) recognized in income on derivatives
Years Ended December 31 (millions)	Location	Note	2020	2019	2018
Derivatives used to manage currency risks	Foreign exchange	6	$1.0	$0.3	$(0.8)

5. Employee benefits expense

Years Ended December 31 (millions)	Note	2020	2019	2018
Employee benefits expense
Wages and salaries		$935.3	$609.5	$510.1
Benefits		8.1	5.2	2.7
Share-based compensation	9	29.4	13.2	5.8
Pensions—defined contribution	10	3.5	2.2	0.8
Restructuring costs	11	3.2	0.3	3.1
		$979.5	$630.4	$522.5

6. Interest expense and foreign exchange

Years Ended December 31 (millions)	Note	2020	2019	2018
Interest expense
Interest on long-term debt, excluding lease liabilities		$26.0	$13.9	$13.4
Interest on lease liabilities		13.9	13.2	—
Interest on short-term borrowings and other		3.6	0.8	1.9
Interest accretion on provisions	15	1.9	8.4	7.9
		$45.4	$36.3	$23.2
Foreign exchange
Derivatives used to manage currency risks	4(h)	$(1.0)	$(0.3)	$0.8
Foreign exchange (gain) loss		(0.5)	(2.3)	7.3
		$(1.5)	$(2.6)	$8.1

7. Income taxes

(a)	Expense composition and rate reconciliation

Years Ended December 31 (millions)	2020	2019	2018
Current income tax expense
For current reporting year	$57.3	$25.9	$19.8
Adjustments recognized in the current period for income tax of prior periods	(9.8)	2.1	1.3
	47.5	28.0	21.1
Deferred income tax expense (recovery)
Arising from the origination and reversal of temporary differences	(2.6)	3.1	(0.1)
Adjustments recognized in the current period for income tax of prior periods	2.7	(5.1)	0.9
	0.1	(2.0)	0.8
	$47.6	$26.0	$21.9

Our income tax expense and effective income tax rate differs from that calculated by applying the applicable statutory rates for the following reasons:

Years Ended December 31 (millions)	2020		2019		2018
Income taxes computed at applicable statutory rates	$36.5	24.2%	$26.8	28.2%	$20.3	29.4%
Non-tax deductible items	9.6	6.4	1.8	1.9	2.4	3.4
Withholding and other taxes	7.7	5.1	6.8	7.1	5.1	7.3
Foreign tax differential	(7.6)	(5.0)	(16.3)	(17.2)	(15.3)	(22.2)
Adjustments recognized in the current period for income tax of prior periods	(7.1)	(4.7)	(3.0)	(3.1)	2.2	3.2
Foreign accrual property income	6.0	4.0	9.1	9.5	7.9	11.5
Losses not recognized	3.0	2.0	2.0	2.1	0.7	1.1
Other	(0.5)	(0.4)	(1.2)	(1.2)	(1.4)	(1.9)
Income tax expense per consolidated statements of income and other comprehensive income	$47.6	31.6%	$26.0	27.3%	$21.9	31.8%

(b)	Temporary differences

We must make significant estimates in respect of the composition of our deferred income taxes. Our operations are complex and the related income tax interpretations, regulations, legislation and jurisprudence are continually changing. As a result, there are usually some income tax matters in question.

Temporary differences comprising the net deferred income tax asset and the amounts of deferred income taxes recognized in the consolidated statement of income and other comprehensive income and the consolidated statement of changes in owners’ equity are estimated as follows:

(millions)	Note	Property, plant and equipment and intangible assets subject to amortization	Net pension and share- based compensation amounts	Debt and equity issue costs	Provisions and other	Non-capital loss carried forward	Leases	Net deferred income tax asset (liability)
As at January 1, 2019		$(42.5)	$2.0	$0.3	$39.9	—	—	$(0.3)
IFRS 16, Leases transitional amount	2(a)	—	—	—	—	—	1.3	1.3
As Adjusted		(42.5)	2.0	0.3	39.9	—	1.3	1.0
Deferred income tax (expense) recovery recognized in Net income		1.0	0.6	(0.4)	(1.9)	2.7	—	2.0
As at December 31, 2019		$(41.5)	$2.6	$(0.1)	$38.0	$2.7	$1.3	$3.0
Acquired during the year and other		(365.6)	—	—	1.0	—	0.9	(363.7)
Deferred income tax (expense) recovery recognized in Net income		31.4	3.0	(0.9)	(34.1)	0.6	(0.1)	(0.1)
Other comprehensive income		—	—	—	1.1	—	—	1.1
As at December 31, 2020		$(375.7)	$5.6	$(1.0)	$6.0	$3.3	$2.1	$(359.7)
Presented on the consolidated statement of financial position as:
Deferred income tax asset								$4.7
Deferred income tax liability								(1.7)
As at December 31, 2019								$3.0
Deferred income tax asset								$6.5
Deferred income tax liability								(366.2)
As at December 31, 2020								$(359.7)

Temporary differences arise from the carrying value of the investments in subsidiaries exceeding their tax base, for which no deferred income tax liabilities have been recognized because the parent is able to control the timing of the reversal of the difference and it is probable that it will not reverse in the foreseeable future. In our specific instance, this is relevant to our investments in our non-Canadian subsidiaries. We are not required to recognize such deferred income tax liabilities, as we are in a position to control the timing and manner of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future.

(c)	Other

For the years ended December 31, 2020, December 31, 2019 and December 31, 2018, the Company has cumulative tax losses of $15.2 million, $15.7 million and $5.3 million, respectively, for which no deferred tax asset is recognized. Of the $15.2 million balance as at December 31, 2020, $9.0 million can be carried forward indefinitely and $6.2 million expires by 2025. During the year ended December 31, 2020, we recognized the benefit of $5.5 million of non-capital losses.

8. Other comprehensive income

	Items that may subsequently be reclassified to income		Item never reclassified to income
(millions)	Change in unrealized fair value of derivatives	Cumulative foreign currency translation adjustment	Employee defined benefit plan re- measurements	Accumulated other comprehensive income
Accumulated balance as at January 1, 2018	$(0.1)	$31.4	$—	$31.3
Other comprehensive income (loss)
Amount arising	(0.9)	(9.9)	0.5	(10.3)
Income taxes	0.2	—	—	0.2
Net	(0.7)	(9.9)	0.5	(10.1)
Accumulated balance as at December 31, 2018	$(0.8)	$21.5	$0.5	$21.2
Opening balance adjustment for IFRS 16	—	0.1	—	0.1
As adjusted	(0.8)	21.6	0.5	21.3
Other comprehensive income (loss)
Amount arising	0.1	(3.3)	(2.7)	(5.9)
Net	0.1	(3.3)	(2.7)	(5.9)
Accumulated balance as at December 31, 2019	$(0.7)	$18.3	$(2.2)	$15.4
Other comprehensive income (loss)
Amount arising	(51.0)	124.1	(0.2)	72.9
Income taxes	1.1	—	—	1.1
Net	(49.9)	124.1	(0.2)	74.0
Accumulated balance as at December 31, 2020	$(50.6)	$142.4	$(2.4)	$89.4

9. Share-based compensation

Subsequent to the Share Class Reclassification Transactions (see Note 17), we have two classes of shares outstanding: multiple voting shares and subordinate voting shares (collectively “Shares”). Common shares issued for equity-settled awards are subordinate voting shares. The number of shares authorized, the number of shares outstanding, the number of shares reserved, per share amounts and share-based compensation information in this note have been restated to reflect the impact of the Share Class Reclassification Transactions.

(a)	Restricted share units

General

We use two classes of restricted share units as a form of retention and incentive compensation: one class is nominally equal in value to one TELUS International (Cda) Inc. common share, the second class is nominally equal in value to one TELUS Corporation common share. All of our restricted share units are cash-settled by ourselves and are accounted for as liabilities. The vesting method of restricted share units, which is determined on or before the date of grant, is cliff vesting. For the years ended December 31, 2020, December 31, 2019 and December 31, 2018, the income tax benefit arising from restricted share unit share-based compensation was $7.3 million, $2.9 million and $1.3 million, respectively.

TELUS International (Cda) Inc. phantom restricted share units

Each phantom restricted share unit is nominally equal in value to one TELUS International (Cda) Inc. common share. The restricted share units generally become payable when vesting is completed and typically vests over a period of 30 months (the requisite service period). As the TELUS International (Cda) Inc. common shares are not currently a dividend-paying share, the grant-date fair value of restricted share units equals the fair market value of the corresponding TELUS International (Cda) Inc. common shares at the grant date.

The following table presents a summary of the activity related to TELUS International (Cda) Inc. phantom restricted share units.

	US$ denominated (1)			Canadian $ denominated (1)
	Number of restricted share units			Number of restricted share units
	Non-vested	Vested	Grant-date fair value	Non-vested	Vested	Grant-date fair value
Outstanding, January 1, 2018	419,260	—	$5.52	—	145,345	$4.75
Granted	356,337	—	$6.30	—	—	$—
Forfeited	(39,627)	—	$5.75	—	—	$—
Outstanding, December 31, 2018	735,970	—	$5.88	—	145,345	$4.75
Granted	465,430	—	$6.18	—	—	$—
Forfeited	(72,472)	—	$5.91	—	—	$—
Vested	(365,760)	365,760	$5.52	—	—	$—
Settled in cash	—	(365,760)	$5.52	—	(145,345)	$4.75
Outstanding, December 31, 2019	763,168	—	$6.23	—	—	$—
Granted	357,966	—	$11.11	—	—	$—
Forfeited	(55,836)	—	$6.21	—	—	$—
Vested	(348,435)	348,435	$6.30	—	—	$—
Settled in cash	—	(348,435)	$6.30	—	—	$—
Outstanding, December 31, 2020	716,863	—	$8.55	—	—	$—

(1)	Amounts reflect retrospective application of a 4.5-for-one share subdivision, which occurred in connection with TELUS International (Cda) Inc.’s sale of shares to the public on February 3, 2021 (see Note 17).

TELUS International (Cda) Inc. phantom performance share units

Each phantom performance share unit is nominally equal in value to one TELUS International (Cda) Inc. common share. The performance share units generally become payable when vesting is completed and typically vest over a period of 30 months (the requisite service period). These units generally have a variable payout (0%-100%) depending upon our financial performance and quality-of-service performance conditions. As the TELUS International (Cda) Inc. common shares are not currently a dividend-paying share, the grant-date fair value of performance share units equals the fair market value of the corresponding TELUS International (Cda) Inc. common shares at the grant date.

The following table presents a summary of the activity related to TELUS International (Cda) Inc. phantom performance share units.

	2020 (1)			2019 (1)			2018 (1)
	Number of restricted share units			Number of restricted share units			Number of restricted share units
Years Ended December 31	Non-vested	Vested	Grant-date fair value	Non-vested	Vested	Grant-date fair value	Non-vested	Vested	Grant-date fair value
Outstanding, beginning of year	1,338,565	—	$6.96	1,720,345	—	$5.61	1,223,887	—	$5.41
Granted	—	—	$—	426,433	—	$8.46	496,458	—	$6.14
Forfeited	(37,826)	—	$8.46	(11,250)	—	$6.18	—	—	$—
Vested	(633,960)	633,960	$6.23	(796,963)	796,963	$4.87	—	—	$—
Settled in cash	—	(633,960)	$6.23	—	(796,963)	$4.87	—	—	$—
Outstanding, end of year	666,779	—	$7.23	1,338,565	—	$6.96	1,720,345	—	$5.61

(1)	Amounts reflect retrospective application of a 4.5-for-one share subdivision, which occurred in connection with TELUS International (Cda) Inc.’s sale of shares to the public on February 3, 2021 (see Note 17).

Phantom TELUS Corporation restricted share units

Each restricted share unit is nominally equal in value to one TELUS Corporation common share and is nominally entitled to the dividends that would arise thereon if it were an issued and outstanding TELUS Corporation common share. The notional dividends are recorded as additional issuances of restricted share units during the life of the restricted share unit. Due to the notional dividend mechanism, the grant-date fair value of restricted share units equals the fair market value of the corresponding TELUS Corporation common shares at the grant date. The restricted share units generally become payable when vesting is completed and typically vest over a period of 30 months (the requisite service period). These restricted share units generally have a variable payout (0%-100%) depending upon our financial performance and non-market quality-of-service performance conditions. The grant-date fair value of our restricted share units affected by the financial performance and non-market quality-of-service performance conditions equals the fair market value of the corresponding TELUS Corporation common shares at the grant date.

On February 13, 2020, TELUS Corporation announced a subdivision of their common shares on a two-for-one basis to be effective March 17, 2020. Unless otherwise indicated, all references to TELUS Corporation restricted share units, to the number of shares authorized, to the number of shares outstanding, to the number of shares reserved and to the per share amounts and share-based compensation information in the consolidated financial statements, have been retrospectively restated to reflect the impact of the subdivision.

The following table presents a summary of the activity related to TELUS Corporation restricted share units.

	2020			2019			2018
	Phantom TELUS Corporation restricted share units			Phantom TELUS Corporation restricted share units			Phantom TELUS Corporation restricted share units
Years Ended December 31 Canadian $ denominated	Non-vested	Vested	Weighted average grant-date fair value	Non-vested	Vested	Weighted average grant-date fair value	Non-vested	Vested	Weighted average grant-date fair value
Outstanding, beginning of year	253,622	—	$23.78	263,128	—	$16.45	283,106	—	$21.84
Granted	13,217	—	$24.97	94,342	—	$21.38	83,040	—	$22.55
Issued in lieu of dividends	10,156	—	$15.42	9,214	—	$26.99	—	—	$—
Vested	(113,737)	113,737	$25.49	(113,062)	113,062	$21.25	(98,048)	98,048	$19.84
Settled in cash	—	(113,737)	$25.49	—	(113,062)	$21.25	—	(98,048)	$19.84
Forfeited	(6,509)	—	$23.59	—	—	—	(4,970)	—	$20.49
Outstanding, end of year	156,749	—	$24.17	253,622	—	$23.78	263,128	—	$16.45

(b)           Share option awards

We use equity share option awards (equity-settled) and phantom share option awards (cash-settled and share-settled) as a form of retention and incentive compensation. Employees may receive equity share option awards to purchase TELUS International (Cda) Inc. common shares at a price equal to, or a multiple of, the fair market value at the time of grant. Share option awards may be exercised over specific periods not to exceed ten years from the time of grant, however the awards generally may not be exercised and settled prior to the completion of an initial public offering, or other liquidity event, by TELUS International (Cda) Inc. The initial public offering on February 3, 2021 did not accelerate the vesting or exercisability of equity share option or phantom share option awards. We apply the fair value method of accounting for share-based compensation awards.

Equity share option awards generally have a three-year vesting period (the requisite service period). The vesting method of equity share option awards, which is determined on or before the date of grant, is cliff-vesting. Some equity share option awards have a variable payout (0%-100%) depending upon our financial performance and non-market quality-of-service performance conditions.

Phantom share option awards are accounted for as liability instruments and the associated liability is 50% cash-settled and 50% share-settled. Phantom share option awards generally vest 30 months following award and reflect notional exercise prices equal to the fair market value at the date of grant, but are not exercisable until an initial public offering or liquidity event occurs except for cash-settled phantom options granted in 2019, which are exercisable 50% on vesting and 50% twelve months thereafter. Phantom share options reflect notional exercise prices equal to, or a multiple of, the fair market value at the date of grant and have a variable payout (0%-100%) depending upon our financial performance and non-market quality-of-service performance conditions.

The risk-free interest rate used in determining the fair value of the share option awards is based on a Government of Canada yield curve that is current at the time of grant. The expected lives of the share option awards are based on management’s best estimate of certain non-vesting conditions being achieved. Similarly, expected volatility considers the historical volatility in the observable prices of our peers’ shares. The dividend yield is the annualized dividend current at the time of grant divided by the share option award exercise price. Dividends are not paid on unexercised share option awards and are not subject to vesting.

The following table presents a summary of the activity related to our share option awards.

	US $ denominated				Canadian $ denominated
	Number of share option units				Number of share option units
	Non-vested	Vested	Weighted average exercise price		Non-vested	Vested	Weighted average exercise price
Outstanding, January 1, 2018[1]	3,363,543	—	$6.69		—	242,244	$4.75
Granted	500,764	—	$6.18		—	—	$—
Outstanding, December 31, 2018	3,864,307	—	$6.63		—	242,244	$4.75
Granted	612,351	—	$8.46		—	—	$—
Outstanding, December 31, 2019	4,476,658	—	$6.91		—	242,244	$4.75
Vested	(3,822,025)	3,822,025	$6.21		—	—	$—
Exercised	—	(554,602)	$6.21		—	—	$—
Outstanding, December 31, 2020	654,633	3,267,423	$6.94	[2]	—	242,244	$4.75	[3]
Exercisable, December 31, 2020	—	3,267,423	$6.58			242,244	$4.75

(1)	Amounts reflect retrospective application of a 4.5-for-one share subdivision, which occurred in connection with TELUS International (Cda) Inc.’s sale of shares to the public on February 3, 2021 (see Note 17).

(2)	For options outstanding at the end of the period, the exercise prices ranged from $3.54 to $8.95. The weighted-average remaining expected life was 6.4 years.

(3)	For options outstanding at the end of the period, the exercise price is $4.75. The weighted-average remaining expected life was 5.6 years.

10. Employee future benefits

Defined contribution pension plans

We have a number of registered retirement and defined contribution plans providing pension and other retirement and post-employment benefits to our employees in the form of certain statutory and other schemes. Employees in most of our foreign subsidiaries are covered by government mandated, defined contribution plans. Employees become eligible to participate in these plans on the first day of the month after their employment date. The Company may make discretionary contributions under the plans.

We offer two defined contribution pension plans, which are contributory, and these are the pension plans that we sponsor and are available to our employees. Employees, annually, can generally choose to contribute to the plans at a rate of between 3% and 6% of their pensionable earnings. During the years ended December 31, 2020 and 2019, we matched 100% of the contributions of employees up to 5% of their pensionable earnings and 80% of employee contributions greater than that to a maximum contribution total of 5.8%. Membership in a defined contribution pension plan is generally voluntary until an employee’s third-year service anniversary. In the event that annual contributions exceed allowable maximums, excess amounts are in certain cases contributed to a non-registered, supplementary defined contribution pension plan. Our total defined contribution pension plan costs, recognized in comprehensive income for the years ended December 31, 2020 and 2019 were $1.4 million and $0.3 million, respectively.

Defined benefit pension plans

We also have a small number of Canadian-sited employees who participate in defined benefit plans, and such plans share risks between TELUS Corporation and its subsidiaries (see Note 19(a)). Disclosure about these defined benefit plans, as a whole, is made in the publicly-available TELUS Corporation consolidated financial statements.

In addition to the aforementioned plans, we have non-registered, non-contributory supplementary retirement benefit plans, which have the effect of maintaining the earned pension benefit once the allowable maximums in the registered plans are attained. As is common with non-registered plans of this nature, these plans are typically funded only as benefits are paid. Our total retirement benefit plan pension plan costs, recognized in comprehensive income for the years ended December 31, 2020, December 31, 2019 and December 31, 2018, were $3.1 million, $1.9 million and $0.8 million, respectively. As at December 31, 2020, December 31, 2019 and December 31, 2018, we had recorded an obligation of $14.7 million, $8.8 million and $3.7 million, respectively, in respect of these plans in Provisions in the consolidated statement of financial position.

11. Restructuring and other costs

(a)	Details of restructuring and other costs

We incur charges primarily related to business acquisition transaction and integration expense, which could vary from year to year depending on the volume, nature and complexity of the transaction in each fiscal year. We also, from time to time, incur costs associated with streamlining out operations.

Restructuring and other costs are presented in the consolidated statements of income and other comprehensive income as set out in the following table:

	Restructuring (b)			Other (c)			Total
Years Ended December 31 (millions)	2020	2019	2018	2020	2019	2018	2020	2019	2018
Goods and services purchased	$—	$3.0	$0.1	$55.5	$2.8	$0.5	$55.5	$5.8	$0.6
Employee benefits expense	3.2	0.3	3.1	—	—	—	3.2	0.3	3.1
	$3.2	$3.3	$3.2	$55.5	$2.8	$0.5	$58.7	$6.1	$3.7

(b)	Restructuring costs

Restructuring costs pertain both to employee-related restructuring activities as well as incremental efficiency initiatives, including rationalization of real estate, which is recognized in Goods and services purchased on the statement of comprehensive income. In 2020, restructuring activities focused largely on employee-related activities, which were intended to improve our long-term operating productivity and competitiveness.

(c)	Other

Other includes business acquisition transaction costs and integration expenditures that would have been considered neither restructuring costs nor part of the fair value of the net assets acquired have been included here.

During the year ended December 31, 2020, we incurred transaction costs, including advisor and legal fees in connection with the acquisition of Lionbridge AI and Competence Call Center (CCC) (Note 13(c)).

12. Property, plant and equipment

		Owned Assets					Right-of- use lease assets (Note 2a)
(millions)	Note	Computer hardware and network assets	Buildings and leasehold improvements	Furniture and equipment	Assets under construction	Total	Buildings	Total
At cost
As at January 1, 2019, adjusted		$37.2	$69.0	$106.9	$23.0	$236.1	$138.4	$374.5
Additions		0.9	1.8	8.2	47.1	58.0	68.2	126.2
Dispositions retirements and other		(15.8)	(12.7)	17.8	(4.6)	(15.3)	(2.3)	(17.6)
Assets under construction put into service		10.4	19.9	23.1	(53.4)	—	—	—
Foreign currency translation adjustments		(0.4)	(0.2)	(0.8)	(0.9)	(2.3)	(1.8)	(4.1)
As at December 31, 2019		$32.3	$77.8	$155.2	$11.2	$276.5	$202.5	$479.0
Additions		1.3	4.6	20.1	36.2	62.2	27.5	89.7
Additions from Acquisition	13(c)	6.3	9.4	23.9	1.9	41.5	35.1	76.6
Dispositions retirements and other		(0.4)	(7.7)	(13.6)	(3.0)	(24.7)	(10.3)	(35.0)
Assets under construction put into service		6.2	8.9	16.8	(31.9)	—	—	—
Foreign currency translation adjustments		0.3	2.1	4.2	0.2	6.8	9.2	16.0
As at December 31, 2020		$46.0	$95.1	$206.6	$14.6	$362.3	$264.0	$626.3
Accumulated depreciation
As at January 1, 2019		$18.9	$31.4	$70.6	$—	$120.9	$—	$120.9
Depreciation		6.2	10.0	22.0	—	38.2	34.9	73.1
Dispositions retirements and other		(9.2)	(13.5)	7.1	—	(15.6)	(0.3)	(15.9)
Foreign currency translation adjustments		0.3	(0.1)	(0.2)	—	—	(0.1)	(0.1)
As at December 31, 2019		$16.2	$27.8	$99.5	$—	$143.5	$34.5	$178.0
Depreciation		7.2	12.0	32.5	—	51.7	47.7	99.4
Dispositions retirements and other		(0.2)	(8.1)	(8.3)	—	(16.6)	(0.1)	(16.7)
Foreign currency translation adjustments		—	0.4	1.6	—	2.0	1.5	3.5
As at December 31, 2020		$23.2	$32.1	$125.3	$—	$180.6	$83.6	$264.2
Net Book Value
As at December 31, 2019		$16.1	$50.0	$55.7	$11.2	$133.0	$168.0	$301.0
As at December 31, 2020		$22.8	$63.0	$81.3	$14.6	$181.7	$180.4	$362.1

13. Intangible assets and goodwill

(a)	Intangible assets and goodwill

		Intangible assets subject to amortization
(millions)	Note	Customer relationships	Software	Assets under construction	Brand	Standard operating procedures and other	Crowd source	Total intangible assets	Goodwill	Total intangible assets and goodwill
At cost
As at January 1, 2019		$108.6	$27.3	$6.5	$—	$—	$—	$142.4	$421.2	$563.6
Additions		—	0.6	4.2	—	—	—	4.8	—	4.8
Dispositions, retirements, and other		(0.1)	(1.5)	—	—	—	—	(1.6)	—	(1.6)
Assets under construction put into service		—	7.0	(7.0)	—	—	—	—	—	—
Foreign currency translation adjustments		(0.5)	(0.2)	—	—	—	—	(0.7)	(2.8)	(3.5)
As at December 31, 2019		$108.0	$33.2	$3.7	—	—	—	$144.9	$418.4	$563.3
Additions		—	3.5	7.8	—	0.1	—	11.4	—	11.4
Additions from Acquisition	13(c)	1,057.3	0.9	—	25.3	10.2	120.0	1,213.7	1,017.0	2,230.7
Assets under construction put into service		—	5.4	(5.4)	—	—	—	—	—	—
Foreign currency translation adjustments		57.4	5.5	1.4	2.8	1.1	—	68.2	64.6	132.8
As at December 31, 2020		$1,222.7	$48.5	$7.5	$28.1	$11.4	$120.0	$1,438.2	$1,500.0	$2,938.2
Accumulated amortization
As at January 1, 2019		$16.8	$20.8	$—	$—	$—	$—	$37.6	$—	$37.6
Amortization		14.9	4.2	—	—	—	—	19.1	—	19.1
Dispositions, retirements, and other		—	(1.3)	—	—	—	—	(1.3)	—	(1.3)
Foreign currency translation adjustments		(0.2)	—	—	—	—	—	(0.2)	—	(0.2)
As at December 31, 2019		$31.5	$23.7	$—	$—	$—	$—	$55.2	$—	$55.2
Amortization		65.6	7.9	—	6.8	2.5	—	82.8	—	82.8
Foreign currency translation adjustments		5.4	0.1	—	0.3	0.1	—	5.9	—	5.9
As at December 31, 2020		$102.5	$31.7	$—	$7.1	$2.6	—	$143.9	$—	$143.9
Net book value
As at December 31, 2019		$76.5	$9.5	$3.7				$89.7	$418.4	$508.1
As at December 31, 2020		$1,120.2	$16.8	$7.5	$21.0	$8.8	$120.0	$1,294.3	$1,500.0	$2,794.3

(b)	Impairment testing of goodwill

General

As referred to in Note 1(g), the carrying value of goodwill is periodically tested for impairment and, as referred to in Note 1(c), this test represents a significant estimate for us as well as requiring significant judgments to be made.

The recoverable amount of the business has been determined using a value-in-use method. There is a material degree of uncertainty with respect to the estimate of the recoverable amount, given the necessity of making key economic assumptions about the future.

We validate our recoverable amount calculation results through a market-comparable approach and an analytical review of industry facts and facts that are specific to us. That is, we estimate the recoverable amount using multiples of operating performance of comparable entities and precedent transactions in that industry.

Annual impairment testing

For purposes of testing goodwill for impairment (as noted in Note 1(c)) each geographic area in which we operate is insufficiently distinct, making it impractical to objectively distinguish the cash flows of each region and as such, is not considered to be an individual cash generating unit.

We did not recognize an impairment charge related to our goodwill in the years ended December 31, 2020, December 31, 2019 and December 31, 2018.

Key assumptions

The value-in-use calculation uses discounted cash flow projections employ the following key assumptions: future cash flows and growth projections; associated economic risk assumptions and estimates of the likelihood of achieving key operating metrics and drivers; estimates of future capital expenditures; and the future weighted average cost of capital. We consider a range of reasonably possible amounts to use for key assumptions and decide upon amounts that represent management’s best estimates of market amounts. In the normal course, we make changes to key assumptions so that they reflect current economic conditions and updates of historical information used to develop the key assumptions.

The key assumptions for cash flow projections are based upon our approved financial forecasts, which span a period of three years and are discounted, for December 2020, annual impairment test purposes, at a consolidated post-tax notional rate of 9.7% (2019 - 10.6%; 2018 – 10.2%). For impairment testing valuations, cash flows subsequent to the three-year projection period are extrapolated, for December 2020, annual impairment test purposes, using perpetual growth rates of 3.5% (2019 - 2.5%; 2018 - 2.5%); these growth rates do not exceed the long-term average growth rates observed in the markets in which we operate.

We believe that any reasonably possible change in the key assumptions on which the calculation of the recoverable amounts of our cash-generating unit is based would not cause the cash-generating unit’s carrying value to exceed its recoverable amount. If the future were to adversely differ from management’s best estimates for the key assumptions and associated cash flows were to be materially adversely affected, we could potentially experience future material impairment charges in respect of our goodwill.

(c)	Business acquisitions

Competence Call Center

On January 31, 2020, we acquired 100% of Competence Call Center, a provider of higher-value-added business services with a focus on customer relationship management and content moderation. The investment was made with a view to growing and enhancing our service offerings and strategic relationships and building a strong presence in the Europe, Middle East, and Africa (EMEA) regions.

The primary factor that contributed to the recognition of goodwill was the earnings capacity of the acquired business in excess of the net tangible and intangible assets acquired (such excess arising from the acquired workforce and the benefits of acquiring an established business). The amount assigned to goodwill is not expected to be deductible for income tax purposes.

Managed IT Services

On April 1, 2020, we acquired Managed IT Services (MITS) business from our controlling shareholder, TELUS Corporation, for equity consideration of 3,535,470 Class C common shares, with a fair value of $48.8 million (see Note 18(a)). MITS is a leading provider of managed IT services in Canada, offering a mix of cloud technologies, IT sourcing and managed hosting. TELUS International acquired the MITS assets with a view of enhancing its Digital services portfolio, which continues to be a growing service offering in the marketplace.

This transaction was accounted for as a common control transaction using the predecessor accounting method prospectively applied wherein no assets or liabilities acquired are restated to their fair values and the results of operations include the transferred businesses’ results only from the date of our acquisition of them. As no assets and liabilities acquired were restated to their fair values, the excess of the fair value of the consideration paid by TELUS International (Cda) Inc. over the carrying values of the assets and liabilities received has been charged to retained earnings.

Lionbridge AI

On December 31, 2020, we completed the acquisition of Lionbridge AI for a purchase price of $939.5 million, subject to customary post-closing adjustments. Lionbridge AI is a market-leading global provider of crowd-based training data and annotation platform solutions used in the development of artificial intelligence (AI) algorithms to power machine learning. TELUS International is acquiring Lionbridge AI to further enhance its digital solutions offerings.

The primary factor that contributed to the recognition of goodwill was the earnings capacity of the acquired business in excess of the net tangible and intangible assets acquired (such excess arising from the acquired workforce and the benefits of acquiring an established business). The amount assigned to goodwill is not expected to be deductible for income tax purposes.

Acquisition-date fair values

The acquisition-date fair values assigned to the assets acquired and liabilities assumed during the year ended December 31, 2020 are as set out in the following table:

As at acquisition-date fair values (millions)	Competence Call Center		Managed IT Services	Lionbridge AI		Combined
Assets
Current assets
Cash and cash equivalents	$67.9		$—	$2.7		$70.6
Accounts receivable[1]	48.7		2.4	40.4		91.5
Other	1.4		2.9	6.0		10.3
	$118.0		$5.3	$49.1		$172.4
Non-current assets
Property, plant and equipment
Owned assets	$15.9		$25.4	$0.2		$41.5
Right-of-use lease assets	32.6		—	2.5		35.1
Intangible assets subject to amortization	569.9	[2]	0.8	643.0	[3]	1,213.7
Deferred income taxes	—		1.3	—		1.3
Other	1.7		2.2	—		3.9
	$620.1		$29.7	$645.7		$1,295.5
Total identifiable assets acquired	$738.1		$35.0	$694.8		$1,467.9
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$32.0		$1.1	$22.4		$55.5
Income and other taxes payable	47.7		—	11.1		58.8
Advance billings and customer deposits	—		0.8	0.7		1.5
Current maturities of long-term debt	8.1		—	0.7		8.8
	$87.8		$1.9	$34.9		$124.6
Non-current liabilities
Long-term debt	$163.4		$—	$1.8		$165.2
Other long-term liabilities	—		0.7	0.4		1.1
Deferred income taxes	162.6		—	186.5		349.1
	$326.0		$0.7	$188.7		$515.4
Total liabilities assumed	$413.8		$2.6	$223.6		$640.0
Net identifiable assets acquired	$324.3		$32.4	$471.2		$827.9
Goodwill	548.7		—	468.3		1,017.0
Net assets acquired	$873.0		$32.4	$939.5		$1,844.9
Acquisition effected by way of:
Cash consideration	$873.0		$—	$939.5		$1,812.5
Share consideration	—		48.8	—		48.8
Excess of fair value of consideration paid over the carrying value of business acquired	—		(16.4)	—		(16.4)
	$873.0		$32.4	$939.5		$1,844.9

(1)	The fair value of accounts receivable is equal to the gross contractual amounts receivable and reflects the best estimates at the acquisition dates of the contractual cash flows expected to be collected.

(2)	Customer relationships are generally expected to be amortized over periods of 10 years; standard operating procedures are expected to be amortized over periods of 5 years; brands are expected to be amortized over periods of 3 years, and software is expected to be amortized over periods of 3 to 5 years.

(3)	Customer relationships are generally expected to be amortized over periods of 15 years and crowdsource assets are expected to be amortized over periods of 8 years.

Pro forma disclosures

The following pro forma supplemental information represents certain results of operations as if the business acquisitions noted above had been completed at the beginning of the fiscal 2020 year.

Year Ended December 31, 2020 (millions except per share amounts)	As reported(1)	Competence Call Center	Managed IT Services	Lionbridge AI(3)	Pro forma(2)
Revenue arising from contracts with customers	$1,581.6	$32.7	$33.4	$239.1	$1,886.8
Net income (loss)	$102.9	$(1.7)	$3.3	$(31.0)	$73.5
Earnings (loss) per share
Basic	$0.46	$(0.01)	$0.02	$(0.14)	$0.33
Diluted	$0.46	$(0.01)	$0.02	$(0.14)	$0.33

(1)	Revenue arising from contracts with customers and net income for the year ended December 31, 2020, include: $395.4 million and $76.5 million, respectively, in respect of Competence Call Center. Revenues and net income for the year ended December 31, 2020, include: $76.9 million and $3.1 million, respectively, in respect of MITS. The acquisition of Lionbridge AI had no impact on our revenues or net income for the year ended December 31, 2020, as the transaction occurred on December 31, 2020.

(2)	Pro forma amounts for the year ended December 31, 2020 reflect results of the transferred business. The actual results of the transferred business have been included in our Consolidated statements of income and other comprehensive income effective from the date of acquisition.

(3)	Financial information for Lionbridge AI for the year ended December 31, 2020 represents results for a period prior to our acquisition of the Lionbridge AI business, which was completed on December 31, 2020. The financial information for Lionbridge AI is preliminary and has been derived from financial information provided by the seller of Lionbridge AI under a transition services agreement. Additionally, the preliminary financial information for Lionbridge AI provided by the seller reflects shared cost allocations attributed to Lionbridge AI by the seller that may not be reflective of actual costs for Lionbridge AI as part of TELUS International.

The pro forma supplemental information is based on estimates and assumptions that are believed to be reasonable. The pro forma supplemental information is not necessarily indicative of our consolidated financial results in future periods or the actual results that would have been realized had the business acquisitions been completed at the beginning of the periods presented. The pro forma supplemental information includes incremental intangible asset amortization, financing and other charges as a result of the acquisitions, net of the related tax effects.

14. Leases

See Note 2(a) for details of significant changes to IFRS-IASB which have been applied effective January 1, 2019.

We have the right-of-use buildings under leases. We use these real estate leases for office purposes.

Judgments about lease terms are determinative of the measurement of right-of-use lease assets and their associated lease liabilities. Our judgment of lease terms for leased real estate includes periods covered by options to extend the lease terms, as we are reasonably certain to extend such leases.

Maturity analyses of lease liabilities are set out in Note 4(c) and Note 16(d); the period interest expense in respect thereof is set out in Note 6. The additions to, the depreciation charges for, and the carrying amount of, right-of-use lease assets are set out in Note 12. The payments are set out in Note 20(d).

We do not currently have any low-value or short-term leases, however, should they arise, we would not elect the practical expedient of excluding these leases from lease accounting.

15. Provisions

(millions)	Note	Employee related	Written put options	Other	Total
As at January 1, 2019		$7.3	$202.7	$6.5	$216.5
Additions		6.7	0.1	10.2	17.0
Use		(0.6)	(50.1)	(5.2)	(55.9)
Reversal		—	(12.2)	(1.3)	(13.5)
Additions from acquisition	13(c)	—	8.3	0.1	8.4
Interest effect		0.1	(1.8)	—	(1.7)
Foreign currency translation adjustments		7.3	202.7	6.5	216.5
As at December 31, 2019		$13.5	$147.0	$10.3	$170.8
Current		$—	$—	$10.3	$10.3
Non-current		13.5	147.0	—	160.5
As at December 31, 2019		$13.5	$147.0	$10.3	$170.8
Additions		$9.3	$—	$58.1	$67.4
Use		(1.8)	(75.6)	(40.7)	(118.1)
Reversal		(1.0)	(73.3)	(10.3)	(84.6)
Interest effect		—	1.9	—	1.9
Foreign currency translation adjustments		(0.3)	—	—	(0.3)
As at December 31, 2020		$19.7	$—	$17.4	$37.1
Current		$—	$—	$17.4	$17.4
Non-current		19.7	—	—	19.7
As at December 31, 2020		$19.7	$—	$17.4	$37.1

Employee-related

The employee-related provisions are largely in respect of statutory obligations due to staff departures and retirements. The timing of the cash outflows in respect of the balance accrued as at the financial statement date will occur over an indeterminate period.

Written put options

In connection the acquisitions of Voxpro and Xavient, we established a provision for written put options in respect of non-controlling interests.

During the year ended December 31, 2019, we settled the put option to acquire the remaining non-controlling interest in Voxpro Limited, which triggered a $2.2 million gain being recognized in Changes in business combination-related provisions in the consolidated statements of income and other comprehensive income. In addition, there was a $10.0 million reversal of the established provision to acquire the remaining non-controlling interest in Xavient as a result of revaluation of the liability due to a change in the underlying estimates for the provision, which was recorded in Changes in business combination-related provisions in the consolidated statements of income and other comprehensive income.

During the year ended December 31, 2020, we settled the option to acquire the remaining non-controlling interest in Xavient, of which $5.0 million is held in escrow, which has been reclassified to accounts payable and accrued liabilities in the consolidated statements of financial position. This resulted in a $73.3 million reversal of the established provision, which is recorded in Changes in business combination-related provisions in the consolidated statements of income and other comprehensive income for the year ended December 31, 2020.

Other

Upon acquisition of Xavient, we had established a provision for contingent consideration, of which $5.2 million was paid out during the year ended December 31, 2019, triggering a $1.3 million reversal of the established provision, which is recorded in Changes in business combination-related provisions in the consolidated statements of income and other comprehensive income. In addition, during the year ended December 31, 2019, we received $10.0 million cash from an escrow account created in connection with the acquisition of Xavient, to be held in trust and disbursed to fund expenses incurred in connection with a claim made inter alia against Xavient Digital LLC Note 18(b). As there was material uncertainty surrounding the conclusion of this claim, a provision was established for the $10.0 million received in trust. During the year ended December 31, 2020, the claim was settled (see Note 18) and as such, the related provision was reversed in the consolidated statement of financial position. There was no impact to the consolidated statements of income and other comprehensive income as a result of the settlement.

Further, during the year ended December 31, 2020, we recorded $25.8 million of restructuring and integration-related costs in connection with our acquisition of CCC and $17.7 million related to our acquisition of Lionbridge AI for legal, transaction support and other fees. Furthermore, we incurred $8.6 million of expenses in support of our response to the COVID-19, which included the accommodation costs for our team members that continued to remain on site for the earlier part of the pandemic, and to transition to remote enablement model.

16. Long-term debt

(a)	Details of long-term debt

As at December 31 (millions)	Note	2020	2019
Credit facility	(b)	$1,568.0	$335.5
Deferred debt transaction costs		(10.9)	(3.7)
		$1,557.1	331.8
Lease liabilities	(c)	208.6	188.7
Long-term debt		$1,765.7	$520.5
Current		$92.3	$42.8
Non-current		1,673.4	477.7
Long-term debt		$1,765.7	$520.5

(b)	Credit facility

	2020			2019
As at December 31 (millions)	Revolving component	Term loan component(1)	Total	Revolving component	Term loan component(1)	Total
Available	$132.0	N/A	$132.0	$121.0	N/A	$121.0
Outstanding
Due to TELUS Corporation	$65.1	75.0	140.1	—	—	—
Due to Other	652.9	775.0	1,427.9	229.0	106.5	335.5
	$850.0	$850.0	$1,700.0	$350.0	$106.5	$456.5

(1)	We have entered into a receive-floating interest rate, pay-fixed interest rate exchange agreement that effectively converts our interest obligations on the debt to a fixed rate of 2.64% plus applicable margins (see Note 4(g) – Derivative).

As at December 31, 2020, we had a $1,700.0 million bank credit facility (December 31, 2019 – $456.5 million), secured by our assets, with a syndicate of financial institutions, expiring on January 28, 2025. The credit facility is secured by our assets, with a syndicate of financial institutions and joined in 2020 by TELUS Corporation (as 8.9% lender at an aggregate level). The incremental increase in the credit facility is in connection with the acquisition of Competence Call Center and Lionbridge AI (Note 13(b)) and is non-recourse to TELUS Corporation. As at December 31, 2020, excluding amount due to TELUS Corporation, $1,427.9 million was outstanding with a weighted average interest rate of 2.9% (December 31, 2019 – 3.25%).

The credit facility bears interest at prime rate, U.S. Dollar Base Rate, a bankers’ acceptance rate or London interbank offered rate (LIBOR) (as such terms are used or defined in the credit facility), plus applicable margins. The credit facility contains customary representations, warranties and covenants, including net debt to EBITDA ratio of 5.25:1.00 for each quarter in 2020 and 2021, with a step down to 4.50:1.00 for each quarter in 2022, and a further step down to 3.75:1.00 for each quarter thereafter, and cash flow to debt service ratio of 1.50:1.00. If an acquisition with an aggregate cash consideration in excess of $60 million occurs in any twelve-month period, the maximum permitted net debt to EBITDA ratio may be increased to 4.50:1.00 and shall return to 3.75:1.00 after eight fiscal quarters.

As at December 31, 2020 and 2019, we were in compliance with all financial covenants, financial ratios and all of the terms and conditions of our long-term debt agreements.

The term loan is subject to an amortization schedule requiring that 1.25% of the principal advanced be repaid each quarter throughout the term of the agreement, with the balance due at maturity. As at December 31, 2020 and December 31, 2019, we had liquidity of $132.0 million available under the revolving component of our credit facility (December 31, 2019 - $121.0 million), and nil (December 31, 2019 - $2.2 million) available under local credit facilities in our subsidiaries.

In connection with our IPO on February 3, 2021, we received net proceeds of approximately $490.0 million. On February 5, 2021, we used the net proceeds from the offering to repay a portion of the outstanding balance under the revolving component of our credit facility.

(c)	Lease liabilities

See Note 2(a) for details of significant changes to IFRS-IASB which have been applied effective January 1, 2020.

Leases are subject to amortization schedules, which results in the principal being repaid over various periods, including reasonably expected renewals. The weighted average interest rate on lease liabilities was approximately 6.63% as at December 31, 2020.

(d)	Long-term debt maturities

Anticipated requirements to meet long-term debt repayments, calculated upon such long-term debts owing as at December 31, 2020, are as follows:

Composite long-term debt denominated in	U.S dollars			European euros	Other currencies
Years ending December 31 (millions)	Long-term debt, excluding leases	Leases	Total	Leases	Leases	Total
2021	$42.5	$14.9	$57.4	$13.4	$22.1	$92.9
2022	267.5	14.4	281.9	11.7	16.1	309.7
2023	30.0	13.1	43.1	7.9	15.7	66.7
2024	30.0	5.4	35.4	5.5	12.5	53.4
2025	1,198.0	4.2	1,202.2	2.9	7.0	1,212.1
Thereafter	—	6.2	6.2	20.1	15.5	41.8
Future cash outflows in respect of composite long-term debt principal repayments	1,568.0	58.2	1,626.2	61.5	88.9	1,776.6
Future cash outflows in respect of associated interest and like carrying costs [1]	173.9	12.4	186.3	13.0	19.8	219.1
Undiscounted contractual maturities (Note 4(c))	$1,741.9	$70.6	$1,812.5	$74.5	$108.7	$1,995.7

(1)	Future cash outflows in respect of associated interest and like carrying costs for amounts drawn under our credit facilities (if any) have been calculated based upon the rates in effect at December 31, 2020.

17. Share capital

In connection with our IPO subsequent to December 31, 2020, our outstanding Class A, Class C and Class D common shares held by TELUS were exchanged for Class B common shares and we redesignated our Class B common shares, which are only held by TELUS and Baring, as multiple voting shares. Each other holder of Class C common shares and Class D common shares exchanged their shares for Class E common shares and we redesignated our Class E common shares as subordinate voting shares. The rights of the holders of our multiple voting shares and subordinate voting shares are substantially identical, except with respect to voting and conversion. The subordinate voting shares will have one vote per share and the multiple voting shares will have 10 votes per share.

Subsequent to such redesignations, we also effected a 4.5-for-1 split of each of our outstanding multiple voting shares and subordinate voting shares. A portion of the multiple voting shares held by TELUS and Baring was converted to subordinate voting shares and sold in a concurrent secondary offering with our IPO. In addition, we eliminated all of our previously outstanding series of Class A, Class C and Class D common shares and our authorized Class A and Class B preferred shares.

We refer to these share split and share class redesignations and consolidation transactions as the ‘‘Share Class Reclassification Transactions”.

In all instances, unless otherwise indicated, the number of shares authorized, the number of shares outstanding, the number of Shares reserved, per share amounts and share-based compensation information in our consolidated financial statements and accompanying notes have been restated to reflect the impact of the share exchanges and redesignations.

(a)	Authorized share capital

Our authorized and issued share capital is as follows:

	Authorized			Issued
As at December 31	2020	2019	2018	2020	2019	2018
Preferred Shares
Convertible Redeemable Preferred A Shares	unlimited	unlimited	unlimited	—	—	—
Convertible Redeemable Preferred B Shares	unlimited	unlimited	unlimited	—	—	—
Common Shares
Class A	unlimited	unlimited	unlimited	148,421,976	120,762,495	120,762,495
Class B	unlimited	unlimited	unlimited	82,144,186	65,251,305	65,251,305
Class C	unlimited	unlimited	unlimited	4,178,969	418,500	418,500
Class D	unlimited	unlimited	unlimited	3,249,094	3,249,094	3,249,094
Class E	unlimited	unlimited	unlimited	6,520,517	—	—

Prior to the Share Class Reclassification Transactions, the Convertible Redeemable Preferred A Shares are redeemable at Cdn$10,000 per share and are convertible by us into Class A common shares having the same fair value at the time of conversion. The Convertible Redeemable Preferred B Shares are redeemable at Cdn$1,000 per share and are convertible by us into Class A common shares having the same fair value at the time of conversion.

Prior to the share Class Reclassification Transactions, Class A common shares are entitled to 1.0001 vote per Class A common share; Class B common shares are entitled to one vote per Class B common share; Class C common shares are entitled to 1.0002 vote per Class C common share; and Class D and Class E common shares are non-voting. The Class A common shares are convertible, at any time, at the option of the holder and without payment of additional consideration, into Class C common shares on a one-for-one basis. Each class of common shares have an unlimited dividend entitlement without a corresponding dividend on another class of common shares.

With respect to priority in the distribution of assets in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding up our affairs, preferences are as follows:

•	Convertible Redeemable Preferred A Shares in priority to all classes of common shares and on par with the Convertible Redeemable Preferred B Shares;

•	Convertible Redeemable Preferred B Shares in priority to all classes of common shares and on par with the Convertible Redeemable Preferred A Shares;

•	Class A common shares, B common shares, C common shares, D common shares and E common shares rank pari-passu.

As at December 31, 2020, there were 3,754,066 (December 31, 2019 – 1,678) Class C shares, owned by TELUS Corporation, reserved for issuance for the share option plan (Note 9(b)).

As at December 31, 2019, TELUS International is holding 487,363 Class D Shares issued to Xavient Information Systems Holdings LLC in escrow (Notes 15 and 18). These were returned to the sellers in connection with the settlement of the litigation in 2020.

On February 6, 2018, as part of the close of the Xavient acquisition, 2,436,822 Class D common shares were issued with a fair value of $15.0 million (see Note 13(c)).

Also on February 6, 2018, 4,180,995 Class A common shares, worth $25.7 million, were issued to TELUS Corporation, offsetting an existing intercompany advance, and 2,251,305 Class B common shares were issued to Baring Private Equity Asia for cash proceeds of $13.9 million. The proceeds from this issuance were used to finance the purchase of Xavient.

On February 12, 2018, 812,272 Class D common shares were issued to a company controlled by a member of our Senior Leadership Team for cash proceeds totaling $5.0 million. These shares were subsequently repurchased by TELUS on November 29, 2019.

On January 29, 2020, in connection with the acquisition of Competence Call Center (Note 13(c)), we issued 14,672,610 Class A common shares and 225,000 Class C common shares to our controlling shareholder for $126.1 million and 8,021,790 Class B common shares to non-controlling shareholder, Baring Private Equity Asia, for $67.9 million. The proceeds from these share issuances were used to finance the acquisition of Competence Call Center on January 31, 2020 (Note 13(c)). In addition, we issued 6,520,518 Class E common shares to a third party for proceeds of $90.0 million. The per share value paid in connection with the issuances of Class A, B, and C common shares to our controlling shareholder and Baring Private Equity Asia in connection with the Competence Call Center business acquisition of $8.46 per share was less than the per share value of $13.8 per share paid by the new shareholders of Class E common shares.

The issuance of Class A, B and C common shares to our controlling shareholder and Baring Private Equity Asia at a per share price that was lower than was paid by the new shareholders of Class E common shares resulted in dilution to the Company’s other shareholders whom collectively own approximately 4% of the Company’s outstanding common shares. The price per share for the Class A, B and C common shares issued to our controlling shareholder and Baring Private Equity Asia was based on an estimate of fair market value as of September 30, 2019 and was lower than what was paid by the new shareholders of Class E common shares. The price per Class E common share paid by the new shareholders was based on arm’s length contractual negotiations. The price per share for the Class A, B and C common shares did not compensate our controlling shareholder or Baring Private Equity Asia for identifying Competence Call Center as an acquisition target, providing a source of financing for the Competence Call Center acquisition or for any consulting or other service. The issuances of Class A, B, and C common shares to our controlling shareholder and Baring Private Equity Asia and the Class E common shares to the new shareholders have been recognized in our consolidated financial statements at their exchange value representing the amounts received in cash for such classes of common shares in connection with the CCC acquisition.

Class E common shares are non-voting shares and are subordinated to the Convertible Redeemable Preferred A and B Shares in respect of dividends. Class E common shares rank pari passu with the Class A, B, C and D common shares in respect of dividends and they are also entitled to rank on par with the Class A, B, C and D common shares on a liquidation or dissolution of the Company.

On April 1, 2020, we issued 3,535,470 Class C common shares for proceeds of $48.8 million to our controlling shareholder as consideration for a Common control transaction (Note 13(c)). We also issued 5,434,780 Class A common shares to our controlling shareholder for proceeds of $75.0 million to finance the buy-out of the non-controlling interest in Xavient Digital in April 2020. Concurrently, we provided Baring Private Equity Asia with an option to purchase up to 4,816,138 Class B common shares at an exercise price of $13.80 per share. Baring has elected to exercise the option for aggregate consideration for $66.5 million. The option was settled on October 19, 2020.

On December 29, 2020, in connection with the acquisition of Lionbridge AI (Note 13(c)), we issued 7,552,089 Class A common shares to TELUS for $149.6 million in cash and 4,054,954 Class B common shares to Baring Private Equity Asia for $80.4 million in cash to finance the acquisition. The per share value paid in exchange for the issuances of Class A and B common shares to our controlling shareholder and Baring Private Equity Asia, respectively, in connection with the Lionbridge AI acquisition was $19.82 per share based on an estimate of fair market value as of September 30, 2020. The subsequent estimated fair market value of our common shares as of December 31, 2020 was $22.36. The price per share for the Class A and B common shares did not compensate our controlling shareholder or Baring for identifying Lionbridge AI as an acquisition target, providing a source of financing for the acquisition or for any consulting or other service.

On February 3, 2021, in connection with our IPO, we issued 20,997,375 subordinate voting shares to new investors at $25.00 per share. After deducting the underwriting discounts and commissions and estimated offering expenses, we received net proceeds of approximately $490.0 million. On February 5, 2021, we used the net proceeds to repay outstanding borrowings under our credit agreement (see Note 16(b)). Our controlling shareholder TELUS Corporation and non-controlling shareholder Baring Private Equity Asia participated in a secondary offering under which they converted a portion of their holdings of multiple voting shares into subordinate voting shares that were sold to new investors (see also Note 19(a) and 19(b)).

(b)           Per share amounts

Basic earnings per share is calculated by dividing net income by the total weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated to give effect to share option awards and restricted share units.

The following table presents reconciliations of the denominators of the basic and diluted per share computations. Net income was equal to diluted net income for all periods presented.

Years Ended December 31	2020	2019	2018
Basic total weighted average number of common shares outstanding	224,156,034	189,681,394	188,693,316
Effect of dilutive securities - share option awards	1,366,938	629,104	401,897
Diluted total weighted average number of common shares outstanding	225,522,972	190,310,498	189,095,213

18. Contingent liabilities

(a)	Indemnification obligations

In the normal course of operations, we provide indemnification in conjunction with certain transactions. The terms of these indemnification obligations range in duration. These indemnifications would require us to compensate the indemnified parties for costs incurred as a result of failure to comply with contractual obligations or litigation claims or statutory sanctions or damages that may be suffered by an indemnified party. In some cases, there is no maximum limit on these indemnification obligations. The overall maximum amount of an indemnification obligation will depend on future events and conditions and therefore cannot be reasonably estimated. Where appropriate, an indemnification obligation is recorded as a liability. Other than obligations recorded as liabilities at the time of such transactions, historically we have not made significant payments under these indemnifications.

As at December 31, 2020, and December 31, 2019, we had no liability recorded in respect of indemnification obligations.

(b)	Claims and lawsuits

We are party to various legal proceedings and claims that arise in the ordinary course of business. The ultimate outcome of these matters is inherently uncertain. Therefore, if one or more of these matters were resolved against us for amounts in excess of management's estimates of loss, or if any outcome becomes more likely than not and estimable, our results of operations and financial condition could be adversely affected.

On December 12, 2018, a claim was filed against Xavient Digital LLC and the prior owners of Xavient by a former customer of Xavient. Defendants counter claimed against plaintiffs. During the year ended December 31, 2020, the parties reached a mutual agreement to resolve all claims in exchange for a payment to plaintiff in the amount of $3.0 million. The settlement payment and all costs and attorneys' fees related to the litigation were protected by indemnity and funds released from escrow (see Note 15). In addition, all outstanding invoices for fees and costs related to the litigation were accounted for and paid out of the escrow account.

19. Related party transactions

(a)	Transactions with TELUS Corporation

General

TELUS Corporation produces consolidated financial statements available for public use and is the ultimate parent and controlling party of TELUS International (Cda) Inc.

Recurring transactions

TELUS Corporation and its subsidiaries receive customer care, integrated business process outsourcing and information technology outsourcing services from us, and provide services (including people, network, finance, communications, and regulatory) to us.

Certain of our employees also participate in TELUS Corporation share-based compensation plans. TELUS Corporation charges these amounts to us at cost, net of hedging effects where applicable.

We also participate in defined benefit pension plans that share risks between TELUS Corporation and its subsidiaries.

	2020			2019			2018
As at, or Year Ended December 31 (millions)	TELUS Corporation (parent)	Subsidiaries of TELUS Corporation	Total	TELUS Corporation (parent)	Subsidiaries of TELUS Corporation	Total	TELUS Corporation (parent)	Subsidiaries of TELUS Corporation	Total
Transactions with TELUS Corporation and subsidiaries
Revenues from services provided to	$—	$310.2	$310.2	$—	$267.7	$267.7	$—	$203.2	$203.2
Goods and services purchased (from)	—	(29.2)	(29.2)	—	(4.9)	(4.9)	—	(5.4)	(5.4)
	—	281.0	281.0	—	262.8	262.8	—	197.8	197.8
Receipts from related parties	(0.2)	(283.8)	(284.0)	(0.2)	(251.3)	(251.5)	—	(199.3)	(199.3)
Payments to related parties	38.0	—	38.0	27.3	—	27.3	19.4	—	19.4
Payments made by related parties on our behalf	(13.8)	(5.1)	(18.9)	(26.1)	(9.5)	(35.6)	(15.0)	(12.1)	(27.1)
Issuance of Common A Shares	—	—	—	—	—	—	25.7	—	25.7
Foreign currency adjustments	—	(2.2)	(2.2)	0.1	—	0.1	0.7	(0.3)	0.4
Change in balance	24.0	(10.1)	13.9	1.1	2.0	3.1	30.8	(13.9)	16.9
Accounts with TELUS Corporation and subsidiaries
Balance, beginning of year	3.0	1.2	4.2	1.9	(0.8)	1.1	(28.9)	13.1	(15.8)
Balance, end of year	$27.0	$(8.9)	$18.1	$3.0	$1.2	$4.2	$1.9	$(0.8)	$1.1
Accounts with TELUS Corporation and subsidiaries
Due from	$27.0	$22.1	$49.1	$3.0	$27.2	$30.2	$3.1	$18.3	$21.4
Due to	—	(31.0)	(31.0)	—	(26.0)	(26.0)	(1.2)	(19.1)	(20.3)
	$27.0	$(8.9)	$18.1	$3.0	$1.2	$4.2	$1.9	$(0.8)	$1.1

In the consolidated statement of financial position, amounts due from affiliates and amounts due to affiliates are generally due 30 days from billing and are cash-settled on a gross basis.

Subsequent to year end, in January 2021, we renewed our master service agreement with TELUS Corporation, which provides for a term of ten years beginning in January 2021 and a minimum annual spend of $200.0 million, subject to adjustment in accordance with its terms.

Other transactions

On February 6, 2018, 4,180,995 Class A common shares, with a fair value of $25.7 million, were issued to TELUS Corporation, in connection with the acquisition of Xavient.

On January 29, 2020, in connection with the acquisition of Competence Call Center (Note 13(c)), we issued 14,672,610 Class A common shares and 225,000 Class C common shares to our controlling shareholder for $126.1 million (Note 17(a)). The proceeds from these share issuances were used to finance the acquisition.

Effective January 31, 2020, TELUS Corporation participates as a lender in the credit facility syndicate (see Note 16(b)) with a balance of $132.0 million outstanding as at December 31, 2020.

On April 1, 2020, we issued 3,535,470 Class C common shares for proceeds of $48.8 million to our controlling shareholder as consideration for the acquisition of MITS, a common control transaction (See Note 13(d)). We also issued 5,434,780 Class A common shares to our controlling shareholder for proceeds of $75.0 million to finance the buy-out of the non-controlling interest in Xavient Digital in April 2020.

On December 29, 2020, in connection with the acquisition of Lionbridge AI (Note 13(c)), we issued 7,552,089 Class A common shares to TELUS for $149.6 million (Note 17(a)). The proceeds from these share issuances were used to finance the acquisition.

On February 3, 2021, in connection with the Company’s IPO, TELUS Corporation converted 6,484,296 of our multiple voting shares to subordinate voting shares that were sold to new investors in a secondary offering.

(b)	Transactions with Baring Private Equity Asia

General

Baring Private Equity Asia exercises significant influence on TELUS International (Cda) Inc.

Recurring transactions

As at, and during the year ended December 31, 2020 and 2019, there were no balances due to or due from, or recurring transactions with, Baring Private Equity Asia.

Other transactions

On February 6, 2018, 2,251,305 Class B common shares were issued to Baring Private Equity Asia for cash proceeds totaling $13.9 million.

On January 29, 2020, in connection with the acquisition of Competence Call Center (Note 13(c)), we issued 8,021,790 Class B common shares to Baring Private Equity Asia, for $67.9 million (Note 17(a)). The proceeds from these share issuances were used to finance the acquisition.

On September 29, 2020 Baring has elected to exercise its option to purchase 4,816,138 Class B common shares for aggregate consideration of $66.5 million.

On December 29, 2020, in connection with the acquisition of Lionbridge AI (Note 13(c)), we issued 4,054,954 Class B common shares to Baring Private Equity Asia for $80.4 million (Note 17(a)). The proceeds from these share issuances were used to finance the acquisition.

On February 3, 2021, in connection with the Company’s IPO, Baring Private Equity Asia converted 15,068,329 of our multiple voting shares to subordinate voting shares that were sold to new investors in a secondary offering.

(c)	Senior Leadership Team

Our Senior Leadership Team shares authority and responsibility for overseeing, planning, directing and controlling our activities. Total compensation expense for the Senior Leadership Team, and the composition thereof, is as follows:

Years Ended December 31 (millions)	2020	2019	2018
Short-term benefits	$3.9	$3.2	$3.0
Post-employment pension(1) and other benefits	$1.0	$0.6	$0.5
Share-based compensation	$5.1	$6.0	$3.8

(1)	Some of our Senior Leadership Team members are members of our Pension Plan for Management and Professional Employees of TELUS Corporation and certain other non-registered, non-contributory supplementary defined benefit pension plans.

As disclosed in Note 9, we made initial awards of share-based compensation in 2020, 2019 and 2018, including, as set out below, to our Senior Leadership Team. As most of these awards are graded-vesting and have multi-year requisite service periods, the related expense will be recognized ratably over a period of years and thus only a portion of the initial awards is included in the amounts in the table above.

•	In 2020, there were no awards of TELUS phantom restricted share units and TELUS International Phantom restricted share units. There were also no awards of equity and cash-settled options granted during the year.

•	In 2019, we awarded 83,818 TELUS phantom restricted share units and 277,020 TELUS International Phantom restricted share units with a grant-date-fair-value of $21.38 and $8.46, respectively. In 2019, we also granted 460,917 equity and cash-settled options with an exercise price of $8.46.

•	In 2018, we awarded 65,828 TELUS Phantom restricted share units and 317,938 TELUS International Phantom restricted share units with a grant-date-fair-value of $22.63 and $6.18, respectively. In 2018, we also granted 460,930 equity and cash-settled options with an exercise price of $6.18

Employment agreements with members of the Senior Leadership Team typically provide for severance payments if an executive’s employment is terminated without cause: generally, 18 months of base salary and performance bonus, benefits and accrual of pension service in lieu of notice. In the event of a change in control, Executive Leadership Team members are not entitled to treatment any different than that given to our other employees with respect to non-vested share-based compensation.

20. Additional financial information

(a)	Statements of income and other comprehensive income

We have two customers which account for more than 10% of our operating revenues for the years ended December 31, 2020, 2019 and 2018. In the years ended December 31, 2020, 2019 and 2018, TELUS Corporation and its affiliates accounted for 20%, 26%, and 24%, respectively, of our operating revenue. One arm’s-length party accounted for approximately 16%, 12%, and 14% of our operating revenues for the years ended December 31, 2020, 2019 and 2018, respectively.

(b)	Statements of financial position

As at December 31 (millions)	Note	2020	2019
Accounts receivable
Customer accounts receivable	4(b)	$162.8	$109.8
Accrued receivables—customer		125.2	57.0
Allowance for doubtful accounts	4(b)	(5.2)	(1.8)
		282.8	165.0
Accrued receivables—current		20.5	11.6
		$303.3	$176.6
Other long-term assets
Accrued receivables—non-current		$31.7	$25.8
Deferred expenses		2.0	1.0
		$33.7	$26.8
Accounts payable and accrued liabilities
Accrued liabilities		$63.9	$34.7
Payroll and other employee-related liabilities		102.5	58.3
Restricted share units liability		12.5	9.5
		178.9	102.5
Trade accounts payable		18.8	20.3
Other		57.0	29.4
		$254.7	$152.2

(c)	Statements of cash flows—operating activities and investing activities

Years Ended December 31 (millions)	Note	2020	2019	2018
Net change in non-cash operating working capital
Accounts receivable		$(29.4)	$(38.0)	$(33.1)
Due to and from affiliated companies, net		(13.9)	(3.1)	8.8
Prepaid expenses		8.4	(4.0)	1.1
Other long-term assets		(3.0)	(11.1)	(0.6)
Accounts payable and accrued liabilities		28.8	25.0	3.7
Income and other taxes receivable and payable, net		4.2	0.4	(3.4)
Advance billings and customer deposits		2.9	(9.5)	9.6
Provisions		7.8	11.9	—
Other long-term liabilities		(4.7)	0.2	—
		$1.1	$(28.2)	$(13.9)
Cash payments for capital assets
Capital asset additions
Capital expenditures
Property, plant and equipment	12	$(89.7)	$(126.2)	$(42.3)
Intangible assets	13	(11.4)	(4.8)	(8.2)
		(101.1)	(131.0)	(50.5)
Additions arising from leases	12	27.5	68.2	—
Change in associated non-cash investing working capital		14.4	10.1	3.0
		$(59.2)	$(52.7)	$(47.5)

(d)	Changes in liabilities arising from financing activities

		Statements of cash flows		Non-cash changes
(millions) Year Ended December 31, 2020	Beginning of year	Issued or received	Redemptions, repayments or payments	Foreign exchange movement	Other	End of year
Long-term debt
TELUS International (Cda) Inc. credit facility	$335.5	$1,854.0	$(621.5)	$—	$—	$1,568.0
Other	—	—	(138.9)	—	138.9	—
Lease liabilities	188.7	—	(58.6)	12.0	66.5	208.6
Deferred debt transaction costs	(3.7)	—	—	—	(7.2)	(10.9)
	$520.5	$1,854.0	$(819.0)	$12.0	$198.2	$1,765.7

Short-term borrowings	$—	$22.0	$(22.0)	$—	$—	$—

				Statements of cash flows		Non-cash changes
(millions) Year Ended December 31, 2019	As previously reported	IFRS 16, Leases transitional amount (Note 2(a))	As adjusted	Issued or received	Redemptions, repayments or payments	Other	End of year
Long-term debt
TELUS International (Cda) Inc. credit facility	$312.5	$—	$312.5	$72.0	$(49.0)	$—	$335.5
Lease liabilities	0.4	154.3	154.7	—	(47.0)	81.0	188.7
Deferred debt transaction costs	(4.9)	—	(4.9)	—	—	1.2	(3.7)
	$308.0	$154.3	$462.3	$72.0	$(96.0)	$82.2	$520.5
Short-term borrowings	$—	$—	$—	$0.6	$(0.6)	$—	$—

		Statements of cash flows		Non-cash changes
(millions) Year Ended December 31, 2018	Beginning of year	Issued or received	Redemptions, repayments or payments	Other	End of year
Long-term debt
TELUS International (Cda) Inc. credit facility	$275.6	$75.0	$(38.1)	$—	$312.5
Deferred debt transaction costs	(6.1)	—	(0.5)	1.7	(4.9)
Voxpro Limited long-term debt	0.8	—	—	(0.4)	0.4
	270.3	75.0	(38.6)	1.3	308.0
Short-term borrowings
Xavient promissory note	$—	$10.0	$(10.0)	$—	$—
Additions from acquisition	—	—	(4.6)	4.6	—
	$—	$10.0	$(14.6)	$4.6	$—
Intercompany advances
Received from TELUS Corporation	$26.2	$—	$—	$(26.2)	$—

21. Segment reporting

Operating segments are components of an entity that engage in business activities from which they earn revenues and incur expenses (including revenues and expenses related to transactions with the other component(s)), the operations of which can be clearly distinguished and for which the operating results are regularly reviewed by a chief operating decision-maker to make resource allocation decisions and to assess performance. The Company’s chief operating decision maker reviews financial information prepared on a consolidated basis for the purposes of making resource allocation decisions and assessing the performance of the overall organization. Based on an evaluation of all facts and circumstances, the Company has determined that it functions as a single operating and reporting segment.

(a)	Geographical information

Years Ended December 31 (millions)	2020	2019	2018
Revenue by geographic area, based on delivery location
Philippines	$286.8	$283.5	$240.2
Germany	242.0	—	—
United States	207.7	242.5	165.5
Guatemala	151.7	118.4	71.7
Canada	138.7	16.0	14.9
El Salvador	111.0	91.4	101.1
Bulgaria	104.0	89.5	75.5
Ireland	92.3	94.1	107.5
Spain	81.5	—	—
India	46.4	42.4	28.1
Romania	43.5	38.7	29.5
Other	76.0	3.1	0.6
	$1,581.6	$1,019.6	$834.6

As at December 31 (millions)	2020	2019
Net long-lived assets by geographic area
Canada	$2,796.4	$509.6
Philippines	86.5	96.4
El Salvador	79.5	23.0
Ireland	44.0	51.9
Bulgaria	35.8	37.1
United States	24.1	13.4
Guatemala	21.9	46.9
Germany	21.6	—
India	19.1	17.8
Other	27.5	13.0
	$3,156.4	$809.1

22. Subsequent events

On February 3, 2021, we completed an IPO and began public trading under the symbol TIXT on the Toronto Stock Exchange and the New York Stock Exchange. See subsequent events related to the IPO in Note 4(c) – Financial instruments (liquidity risk), Note 16 – Long-term Debt, Note 17 – Share Capital and Note 19 – Related Party Transactions.

