Form 20-F
period 2021-12-31
TELUS International (Cda) Inc.
filed 2022-02-10
CIK 1825155

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2021
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
Michel Belec
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
At February 10, 2022, 66,046,364 subordinate voting shares were issued and outstanding.
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
Yes ☒ No ☐
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

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated Filer ☐	Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
The term new or revised financial accounting standard refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ International Financial Reporting Standards as issued by the International Accounting Standards Board
☐ US GAAP		☐ Other
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow
☐ Item 17 ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

INTRODUCTION
Unless otherwise indicated or where the context requires otherwise, all references in this annual report on Form 20-F (Annual Report) to the “Company”, “TELUS International”, “TI”, “we”, “us”, “our” or similar terms refer to TELUS International (Cda) Inc. and its subsidiaries. All references in this Annual Report to “TELUS” refer to TELUS Corporation and its subsidiaries other than TELUS International. All references in this Annual Report to “Baring” refer to Baring Private Equity Asia. All references in this Annual Report to “Competence Call Center” or “CCC” refer to the entirety of the assets and operations of Triple C Holding which was merged into TELUS International Germany GmbH on December 16, 2020 with TELUS International Germany GmbH as the surviving entity. All references in this Annual Report to “TI Northern Europe” or “TINE” refer to the entity comprised of substantially all the assets of CCC, which we acquired on January 31, 2020 and which was subsequently rebranded. All references to “TELUS International AI Data Solutions”, “TIAI Data Solutions”, “Lionbridge AI” or “TIAI” refer to the data annotation business of Lionbridge Technologies, Inc, which we acquired on December 31, 2020 and Playment, a Bangalore, India-based leader in computer vision tools and services specialized in 2D and 3D image, video and LiDAR (light detection and ranging), which we acquired on July 2, 2021.
We use various trademarks, trade names and service marks in our business, including TELUS, which is used under license from TELUS Corporation. For convenience, we may not include the ® or ™ symbols, but such omission is not meant to indicate that we would not protect our intellectual property rights to the fullest extent allowed by law. Any other trademarks, trade names or service marks referred to in this Annual Report are the property of their respective owners.
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
These forward-looking statements include, but are not limited to, statements about:
•our ability to execute our growth strategy, including by expanding services offered to existing clients and attracting new clients;
•our ability to maintain our corporate culture and competitiveness of our service offerings;
•our ability to attract and retain talent;
•our ability to integrate, and realize the benefits of, our acquisitions of CCC, Managed IT Services business (MITS) and TIAI;
•the relative growth rate and size of our target industry verticals;
•our projected operating and capital expenditure requirements; and
•the impact of the COVID-19 pandemic, including the development and spread of new and existing variants, and related conditions, on our business, financial condition, financial performance and liquidity.
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
PRESENTATION OF FINANCIAL AND OTHER INFORMATION
The financial statements of TELUS International included in this Annual Report are presented in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and consist of the consolidated statements of financial position as at December 31, 2021 and 2020 and the consolidated statements of income and other comprehensive income, changes in owners’ equity, and cash flows, for each of the years in the three-year period ended December 31, 2021.
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
ITEM 2   OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3   KEY INFORMATION
B.Capitalization and Indebtedness
Not applicable.
C.Reasons for the Offer and Use of Proceeds
Not applicable.
D.Risk Factors
Risk Factors Summary
Investing in our subordinate voting shares involves a high degree of risk. You should carefully consider the risks described in this “Item 3D—Risk Factors” before making a decision to invest in our subordinate voting shares. If any of these risks actually occur, our business, financial condition and financial performance would likely be materially adversely affected. In such case, the trading price of our subordinate voting shares would likely decline and you may lose part or all of your investment. Below is a summary of some of the principal risks we face:
•We face intense competition from companies that offer services similar to ours.
•Our growth prospects are dependent upon attracting and retaining enough qualified team members to support our operations, as competition for talent is intense.
•Our ability to grow and maintain our profitability could be materially affected if changes in technology and client expectations outpace our service offerings and the development of our internal tools and processes or if we are not able to meet the expectations of our clients.
•If we cannot maintain our culture as we grow, our services, financial performance and business may be harmed.
•Our business and financial results could be adversely affected by economic and geopolitical conditions and the effects of these conditions on our clients’ businesses and demand for our services.
•Three clients account for a significant portion of our revenue and loss of or reduction in business from, or consolidation of, these or any other major clients could have a material adverse effect.
•Our business may not develop in ways that we currently anticipate due to negative public reaction to offshore outsourcing, proposed legislation or otherwise.
•Our business and financial results have been, and in the future may be, adversely impacted by the COVID-19 pandemic and related conditions.
•Our business would be adversely affected if individuals providing data annotation services through TIAI’s crowdsourcing solutions were classified as employees and not as independent contractors.
•We may be unable to successfully identify, complete, integrate and realize the benefits of acquisitions or manage the associated risks.

•The unauthorized disclosure of sensitive or confidential client and customer data, through cyberattacks or otherwise, could expose us to protracted and costly litigation, damage our reputation and cause us to lose clients.
•Our content moderation team members may suffer adverse effects in the course of performing their work. Although the wellness and resiliency programs we offer are designed to support the physical and mental well-being of our team members, there may be occasions where our wellness and resiliency programs do not sufficiently mitigate those effects, given the pace of change in the content to be moderated, changes in regulations, shifts in recommended approaches to address these effects and other influences on this type of work. Our failure to mitigate these effects could adversely affect our ability to attract and retain team members and could result in increased costs, including due to claims against us.

•The dual-class structure contained in our articles has the effect of concentrating voting control and the ability to influence corporate matters with TELUS.
•The market price of our subordinate voting shares may be affected by low trading volume and the market pricing for our subordinate voting shares may decline as a result of future sales, or the perception of the likelihood of future sales, by us or our shareholders in the public market.
•TELUS appointed directors will, for the foreseeable future, control the TELUS International Board of Directors.
Risks Related to Our Business
We face intense competition from companies that offer services similar to ours. If we are unable to differentiate to compete effectively, our business, financial performance, financial condition and cash flows could be materially adversely impacted.
The market for the services we offer is very competitive and we expect competition to intensify and increase from a number of our existing competitors, including professional services companies that offer consulting services, information technology companies with digital capabilities, and traditional contact center and business process outsourcing (BPO) companies that are expanding their capabilities to offer higher-margin and higher-growth services. In addition, the continued expansion of the services we offer and the markets we operate in will result in new and different competitors, many of which may have significantly greater market recognition than we do in the markets we are entering, as well as increased competition with existing competitors who are also expanding their services to cover digital capabilities.
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

Our growth prospects are dependent upon attracting and retaining enough qualified team members to support our operations, as competition for talent is intense, and failure to do so may result in an adverse impact on our business and financial results.
Our business is highly competitive and its success is dependent on our ability to access and retain skilled labour. Our growth prospects, success and ability to meet our clients’ expectations and our growth objectives depends on our ability to recruit and retain team members with the right technical skills and/or language capabilities at competitive cost levels. We need to continuously attract and seek new talent, and there is significant competition for professionals with skills necessary to perform the services we offer to our clients. In addition, in many of the geographies we operate there may be a limited pool of potential professionals with the skills we seek. The increased competition for these professionals increases our costs to recruit and retain team members and presents challenges for us in finding team members for our client programs. In particular, we depend on attracting and retaining key sales and account management talent. If we are unable to attract and retain key sales and account management talent, it may reduce our ability to gain new business and maintain existing client relationships.
Additionally, our failure to provide innovative benefits to our team members could decrease our competitiveness as an employer and adversely impact our ability to attract and retain a skilled workforce. To attract and retain highly skilled team members, we have had to offer, and believe we will need to continue to offer, differentiated compensation packages, specific to the geography and skill sets of the team members we are seeking to attract and hire. We have also had to incur costs to provide specialized services and amenities to our team members that impact the profitability of our business. We may need to make significant investments to attract and retain team members and we may not realize sufficient returns on these investments. An increase in the attrition rate among our team members, particularly among our higher-skilled workforce, would increase our recruiting and training costs and decrease our operating efficiency, productivity and profit margins. From time to time, and over the course of 2021 in some regions, we have also experienced higher levels of voluntary attrition, and, in those periods, we have been required to expend time and resources to recruit and retain talent, restructure parts of our organization, and train and integrate new team members. If we are not able to effectively attract and retain team members, we may see a decline in our ability to meet our clients’ demands, which may impact the demand for our services and we may not be able to innovate or execute quickly on our strategy, and our ability to achieve our strategic objectives will be adversely impacted and our business will be harmed.
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
Our growth, profitability and the diversity of our revenue sources will depend on our ability to develop and adopt new technologies to expand our existing offerings, proactively identify new revenue streams and improve cost efficiencies in our operations, all while meeting rapidly evolving client expectations. Although we are focused on maintaining and enhancing the range of our offerings, we may not be successful in anticipating or responding to our clients’ expectations and interests in adopting evolving technology solutions and the integration of these technology solutions into our offerings may not achieve the intended enhancements or cost reductions in our operations. New services and technologies offered by our competitors may make our service offerings uncompetitive, which may reduce our clients’ interest in our offerings and our ability to attract new clients. Our failure to innovate, maintain technological advantages or respond effectively and timely to changes in technology could have a material adverse effect on our business, financial performance, financial condition and cash flows.

If we fail to establish our digital brand and successfully market our digital service offerings, our growth prospects, anticipated business volumes and financial performance may be adversely affected.
Certain of our existing clients and potential new clients may only know us for our voice-based customer support services. Our ability to realize our digital first strategy and increase revenue across our core verticals, including Tech and Games, Communications and Media, eCommerce and FinTech, Travel and Hospitality and Healthcare, depends on our promotion of our ability to provide digital services in these areas to existing and potential clients. If we are not successful in establishing our digital brand and marketing our expanded service offerings to our existing and potential clients, our ability to shift our existing clients into more profitable digital services and attract new clients to these service offerings may be limited, which may adversely affect our growth prospects and anticipated business volumes and financial performance.
If we cannot maintain our culture as we grow, our services, financial performance and business may be harmed.
We believe that our unique customer-first and caring culture has led to our ability to attract and retain a highly skilled, diverse, engaged and motivated workforce. This has driven our strong client retention and the higher satisfaction scores we receive from our clients’ customers, which has, in part, been responsible for our growth and differentiation in the marketplace. It may become more difficult for us to maintain an inclusive culture that supports our success if we continue to evolve our products and services, grow into new geographies, open new delivery locations, increase the number of team members and acquire new companies. If our unique culture is not maintained, our ability to attract and retain highly skilled team members and clients across our core verticals may be adversely impacted, and our operational and financial results may be negatively affected.
If we fail to maintain a consistently high level of service experience and communicate and implement impactful environmental, social, governance (ESG) initiatives, our ability to attract new and retain existing clients and team members could be adversely affected.
Our clients’ loyalty, likelihood to expand the services that they use with us and likelihood to recommend us is dependent upon our ability to provide a service experience that meets or exceeds our clients’ expectations and that is differentiated from our competitors. Our ability to attract new clients, retain our existing clients and attract and retain team members is highly dependent on the satisfaction ratings that our clients provide about us and the satisfaction ratings that our clients receive from their customers based on the services we provide, all of which affects our reputation. We believe our focus on client experience is critical to attracting new clients and retaining and growing our business with our existing clients. If we are unable to maintain a consistently high level of service, our clients could change service providers, our revenues and profitability could be negatively impacted, and our reputation could suffer.
TELUS International's reputation with team members, customers, investors and stakeholders is related to our commitment to a caring culture that prioritizes our ESG initiatives related to diversity, inclusion, equity, giving back to our communities, sustainability and good governance. As we expand our business, if we fail to live up to our commitments in this regard or fail to do so on a timely basis, it could result in adverse financial and operating results. Further, the corporate sustainability and social-purpose activities that we host assist us in attracting and retaining clients. These activities are important to us and our team members and are a part of our culture, and thus are becoming a differentiating factor for clients in selecting a service provider. More and more companies, including many of our clients, are demanding that their service providers embody corporate sustainability and social purpose goals that reflect their own brand image and are consistent with the ones their customers and other stakeholders have adopted. If we are unable to meet or exceed the evolving expectations of our clients in these areas or implement initiatives on a timely basis, and effectively communicate them to our clients, our reputation may suffer, which may negatively impact our ability to attract new and retain existing clients. Our ESG programs and initiatives are also important to our team members, and our failure to meet or exceed the evolving expectations of our team members in these areas could have adverse impacts on our ability to attract and retain talent upon which our service offerings depend. As a result, we have invested significant resources in developing and maintaining our corporate sustainability and social purpose activities, and the required levels of such investments may increase in the future as such activities become increasingly important to our clients and team members, which would increase our costs and may adversely affect our financial performance and cash flows.
Although we strive to implement a “customer-first” culture, any failure to maintain a consistently high level of customer service, or a market perception that we do not maintain high-quality customer service, or a failure to communicate effectively or meet our clients’ and team members’ expectations about our ESG initiatives, could adversely affect our ability to attract new clients and retain existing clients, and increase attrition and other costs associated with retaining talent, all of which could have a material adverse effect on our business, financial performance, financial condition and cash flows.

Our business and financial results could be adversely affected by economic and geopolitical conditions and these conditions could have an effect on our clients’ businesses and levels of business activity, demand for our services, as well as our and our clients’ liquidity and access to capital.
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
The global economy may enter into a deep recessionary period as there continues to be signs of continued economic slowdown and weakness around the world. Globally, countries may require additional financial support, sovereign credit ratings may continue to decline and there may be default on sovereign debt obligations of certain countries. Any of these global economic conditions may increase the cost of borrowing and cause credit to become more limited, which could have a material adverse effect on our business, financial condition, financial performance and cash flows.
Changes in the general level of economic activity, such as decreases in business and consumer spending, could result in a decrease in demand for the products and services that our clients provide to their customers, and consequently reduce our clients’ demand for our services, which would reduce our revenue. Economic and political uncertainty could undermine business confidence and cause potential new clients to delay engaging us and our existing clients to reduce or defer their spending on our services or reduce or eliminate spending under existing contracts with us. These developments, or the perception that any of them could occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets. For example, the withdrawal of the United Kingdom from the European Union in January 2020, commonly referred to as “Brexit”, has created significant political and economic uncertainty regarding the future trading relationship between the United Kingdom and the European Union. These and other economic and geopolitical conditions may affect our business in a number of ways, as we have operations in 28 countries and we service clients across multiple geographic regions. If any of these conditions affect the countries in which our largest clients, including TELUS, are located or conduct their business, we may experience reduced demand for and pricing pressure on our services, which could lead to a reduction in business volumes and could adversely affect financial performance.
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
We cannot predict the timing or duration of an economic slowdown or the timing or strength of a subsequent economic recovery generally or in our targeted verticals. If macroeconomic conditions worsen or the current global economic conditions continue for a prolonged period of time, we are not able to predict the impact that such conditions will have on our business, financial condition, financial performance and cash flows.
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
In addition, the revenue and income generated from the services we provide to our clients may decline or vary as the type and volume of services we provide under our contracts change over time, including as a result of a shift in the mix of products and services provided. For example, our lower-complexity interactions generate services with lower margins compared to our more complex, sensitive and localized content moderation and digital services, and a shift in the mix of these two types of services by a client could cause a meaningful change in our revenue from that client and the profitability of the services we provide. Furthermore, our clients, some of which have experienced significant and adverse changes in their business, substantial price competition and pressures on their profitability, have in the past and may in the future demand price reductions, decrease the volume of work or complexity of the services we are providing to them, automate some or all of their processes or change their customer experience strategy by moving more work in-house or to other providers, any of which could reduce our profitability. Any inability to accurately forecast the pricing that we use for our contracts, or any significant reduction in or the elimination of the use of the services we provide to any of our clients or any requirement to lower our prices that, in each case, we fail to anticipate, would harm our business, financial performance, financial condition and cash flows.
Three clients account for a significant portion of our revenue and loss of or reduction in business from, or consolidation of, these or any other major clients could have a material adverse effect on our business, financial condition, financial performance and prospects.
We have derived and believe that, in the near term, we will continue to derive, a significant portion of our revenue from a limited number of large clients. Our largest client for the fiscal year ended December 31, 2021, a leading social media company, accounted for approximately 17.7% and 15.6% of our revenue for the fiscal years ended December 31, 2021 and 2020, respectively. TELUS, our controlling shareholder, is our second largest client and accounted for approximately 16.1% and 19.6% of our revenue for the fiscal years ended December 31, 2021 and 2020, respectively. Our third largest client, Google Inc. (Google), accounted for approximately 11.0% and 7.5% of our revenue for the fiscal years ended December 31, 2021 and 2020, respectively.
One of our largest clients, based on our revenues earned from them, is TELUS, our controlling shareholder. We provide services to TELUS under the master services agreement (TELUS MSA), which expires in January 2031. The TELUS MSA provides for a minimum annual spend of $200 million, subject to adjustment in accordance with its terms, although TELUS has the ability to delay or terminate specific services for certain specified reasons with limited notice. See “Item 7B—Related Party Transactions—Our Relationship with TELUS—Master Services Agreement”. In addition, the master services agreements (MSAs) with all other clients do not have minimum annual spend and the terms of these master service agreements permit our clients to delay, postpone or even terminate contracted services at their discretion and with limited notice to us.
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
Although the term of our client contracts typically ranges from three to five years, with the vast majority of contracts having a term of three years, such contracts may be terminated by our clients for convenience with limited notice and without payment of a penalty or termination fee. Additionally, our clients, other than TELUS, are not contractually committed to provide us with specific volumes under the contracts we enter into with them. Our clients may also delay, postpone, cancel or remove certain of the services we provide without canceling the whole contract, which would adversely impact our revenue. Any failure to meet a client’s expectations could result in a cancellation or non-renewal of a contract or a reduction in the services provided by us. We may not be able to replace any client that elects to terminate or not renew its contract with us, which would reduce our revenues. The loss of or financial difficulties at any of our clients could have an adverse effect on our business, financial performance, financial condition and cash flows. For example, we have had a limited number of clients who entered into insolvency proceedings and have defaulted on their obligations to us.
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
Furthermore, in some of our customer experience management contracts we commit to long-term pricing structures under which we bear the risk of cost overruns, completion delays, resource requirements, wage inflation and adverse movements in exchange rates in connection with these contracts. If we fail to accurately estimate the team members, other resources and time required for these longer term contracts and their overall expected profitability, potential productivity benefits over time, future wage inflation rates or currency exchange rates (if we fail to effectively hedge our currency exchange rate exposure) or if we fail to complete our contractual obligations within the contracted timeframe, our financial performance, financial condition and cash flows may be negatively affected. See “—If we are unable to accurately forecast our pricing models or optimize the mix of products and services we provide to meet changing client demands, or if we are unable to adapt to changing pricing and procurement demands of our clients, our business, financial performance, financial condition and cash flows may be adversely affected”.
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
We often face a long selling cycle to secure a new client contract or launch a new program for an existing client. When we are successful in obtaining a new engagement, which is generally followed by a long implementation period in which the services are planned in detail and we demonstrate to a client that we can successfully integrate our processes and resources with their operations. During this time a contract is also negotiated. Before or after entering into a definitive contract with a client, we may run a pilot program that may or may not be successful. There is then a long ramping up period in order to commence providing the services. We typically incur significant business development expenses during the selling cycle and may experience misalignment with the client on the magnitude of investment. Misalignment may occur when the client does not have prior experience with the type and scope of services that we are offering. At the end of this selling cycle, we may not succeed in winning a new client’s business due to a variety of factors, including changes in the client’s decision to move forward with our services, in which case we receive no revenues and may receive no reimbursement for such expenses. A potential client may choose a competitor or decide to perform the work in-house prior to the time a final contract is signed. Our clients may also experience delays in obtaining internal approvals or delays associated with technology or system implementations, thereby further lengthening the implementation cycle. If we enter into a contract with a client, we will typically receive no revenues until implementation actually begins. If we are not successful in obtaining contractual commitments after the selling cycle, in maintaining contractual commitments after the implementation cycle or in maintaining or reducing the duration of unprofitable initial periods in our contracts, our business, financial performance, financial condition and cash flows may be adversely affected.
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
Our most significant costs are the salaries and related benefits of our team members. Our wage costs in India, the Philippines, Romania, El Salvador, Guatemala and Bulgaria have historically been significantly lower than wage costs in the United States, Canada and other parts of Europe for comparably skilled professionals, which has been one of our competitive advantages. As economic growth increases in the countries where we benefit from lower wage costs, concurrent with increased demand by us and our competitors for skilled employees, wages for comparably skilled employees are increasing at a faster rate than in the United States, Canada and other parts of Europe, which may, over time, reduce this competitive advantage. Similarly, inflationary pressures could drive up wage costs in certain areas where we currently have team members, which may also reduce this competitive advantage. In connection with potential future growth and inflation, we may need to increase the levels of team member compensation more rapidly than in the past to remain competitive in attracting and retaining the quality and number of team members that our business requires. To the extent that we are not able to control or share wage increases with our clients, wage increases may reduce our margins and cash flows. We may not be successful in our attempts to control such costs.
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
Our future success substantially depends on the continued services and performance of the members of our senior management team, and other key team members possessing technical and business capabilities, including industry expertise, that are difficult to replace. Specifically, the loss of the services of one or more members our executive leadership team, without immediate and suitable successors, could seriously impair our ability to continue to manage and expand our business. There is intense competition for experienced senior management and personnel with technical and industry expertise in the industry in which we operate, and we may not be able to retain these members of our senior management team or other key team members. Although we have entered into employment and non-competition agreements with all of our executive officers, certain terms of those agreements may not be enforceable and, in any event, these agreements do not ensure the continued service of these executive officers. Further, although we have engaged in succession planning for our senior management team, we may not successfully implement those plans.
In addition, we currently do not maintain “key person” insurance covering any member of our management team. The loss of any of our key team members, particularly to competitors, could have a material adverse effect on our business, financial performance, financial condition and cash flows.
If more stringent labor laws become applicable to us, if we are subject to more employment-related litigation, if our team members unionize, if our team members strike or cause other labor-related disruptions, or if more of our team members become part of workers councils, our business and financial results may be adversely affected.
Some of the geographies where we operate have stringent employee-friendly labor legislation, including legislation that sets forth detailed procedures for dispute resolution and employee separations that impose financial obligations on employers. Therefore, in some countries, it may be difficult for us to maintain flexible human resource policies and dismiss team members when there is a business need, and our compensation and/or legal expenses may increase significantly. Additionally, in certain of the states and regions in which we operate, we are subject to stringent wage and hour requirements, which has exposed us, and we expect will continue to expose us, to claims brought by individual team members and team member groups. Although these claims are not individually or in the aggregate material, we expect to be subject to more such claims in the future.
In addition, some of our team members may form unions, become part of workers councils, or may become subject to collective bargaining agreements. In certain countries, we are subject to laws that could require us to establish a co-determined supervisory board which could subject us to significant additional administrative requirements. As a result, we may be required to raise wage levels or grant other benefits that could result in an increase in our compensation expenses or lack of flexibility, or take on increased costs to address administrative requirements, in which case our financial performance and cash flows may be materially and adversely affected.
Furthermore, strikes by, or labor disputes with, our team members at our delivery locations and independent contractors that we retain may adversely affect our ability to conduct business. Work interruptions or stoppages could have a material adverse effect on our business, financial performance, financial condition and cash flows.

We are vulnerable to natural disasters, technical disruptions, pandemics, accidents and other events impacting our facilities that could severely disrupt the normal operation of our business and adversely affect our business, financial performance, financial condition and cash flows.
Our delivery locations and our data and voice communications, including in Central America, India, Europe and the Philippines, in particular, may be damaged or disrupted as a result of natural disasters or extreme weather events, including those resulting from or exacerbated by climate change, such as earthquakes, floods, volcano eruptions, heavy rains, winter storms, tsunamis and cyclones; epidemics or pandemics, including the COVID-19 pandemic; technical disruptions and infrastructure breakdowns including damage to, or interruption of, electrical grids, transportation systems, communication systems or telecommunication cables; issues with information technology systems and networks, including computer glitches, software vulnerabilities and electronic viruses or other malicious code; accidents and other events such as fires, floods, failures of fire suppression and detection, heating, ventilation or air conditioning systems or other events, such as protests, riots, labor unrest, security threats and terrorist attacks. Any of these events may lead to the disruption of information systems and telecommunication services for sustained periods and may create delays and inefficiencies in providing services to clients and potentially result in closure of our sites. They also may make it difficult or impossible for team members to reach or work in our business locations. Some locations may not be well-suited to work-from-home approaches to providing client services due to connectivity, infrastructure or other issues. Damage or destruction that interrupts our provision of services could adversely affect our reputation, our relationships with our clients, our leadership team’s ability to administer and supervise our business or may cause us to incur substantial additional expenditures to repair or replace damaged equipment or sites. We also may be liable to our clients for disruption in service resulting from such damage or destruction. Our resiliency and disaster recovery plans may not be adequate to provide continuity and reliability of service during disruptions or reduce the duration and impact of service outages sufficiently or at all. While we currently have commercial liability insurance, our insurance coverage may be insufficient or may not provide coverage at all for certain events. Furthermore, we may be unable to secure such insurance coverage at premiums acceptable to us in the future, or such insurance may become unavailable. Prolonged disruption of our services could also entitle our clients to terminate their contracts with us or require us to pay penalties or damages to our clients. Any of the above factors may materially adversely affect our business, financial performance, financial condition and cash flows.
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
Our business may not develop in ways that we currently anticipate and demand for our services may be reduced due to negative reaction to offshore / nearshore outsourcing or automation.
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
Additionally, we may face negative public reaction to increased automation of or reduction in employment positions through the use of artificial intelligence or the other technologies we use to provide our services, which could reduce the demand for many of our service offerings. Increased negative public perception by public and private companies and related legislative efforts in economies around the world could have adverse impact on the demand for our services.
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
Our growth has not been, and in the future is not expected to be, linear as our period-to-period results have been in the past and may, in the future, fluctuate due to certain factors, including client demand, a long selling cycle, delays or failures by our clients to provide anticipated business, losses or wins of key clients, variations in team member utilization rates resulting from changes in our clients’ operations, delays or difficulties in expanding our delivery locations and infrastructure (including hiring new team members or constructing new delivery locations), capital investment amounts that may be inappropriate if our financial forecasts are inaccurate, changes to our pricing structure or that of our competitors, currency fluctuations, seasonal changes in the operations of our clients, our ability to recruit team members with the right skill set, failure to meet service delivery requirements as a result of technological disruptions, the timing of acquisitions and other events identified in this Annual Report, all of which may significantly impact our results and the accuracy of our forecasts from period to period. For example, the volume of business with some of our clients in our Travel and Hospitality vertical is significantly affected by seasonality, with our revenue typically higher in the third and fourth quarters due to spending patterns of our clients with calendar fiscal years.
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
The global outbreak of COVID-19 continues to evolve. The COVID-19 pandemic has spread to nearly all countries around the world, including each of the countries where our delivery locations are located, and has created significant uncertainty and disruption. Governmental measures and regulations, such as city or country-wide lockdowns, local, domestic and international travel restrictions, as well as closures of the enabling infrastructure necessary for our business to operate smoothly, have resulted, and may in the future result, in restrictions on our ability to fully deliver services to our clients. Such measures present concerns that may dramatically affect our ability to conduct our business effectively, including, but not limited to, adverse effects on our team members’ health, a slowdown and often a stoppage of delivery, work, travel and other activities which are critical for maintaining on-going business activities. Our ability to continue operations effectively during the COVID-19 pandemic is dependent on a number of factors, such as the continued availability of high-quality internet bandwidth, an uninterrupted supply of electricity, the sustainability of social infrastructure to enable our team members who are working remotely to continue delivering services, and on otherwise adequate conditions for remote-working, all of which are outside of our control. For example, some of the geographies in which our team members work remotely may not be well-suited to work-from-home approaches to providing client services due to connectivity or other issues with the local infrastructure. Additionally, new governmental or other requirements that mandate COVID-19 vaccination of our team members in the jurisdictions where we operate could result in labor disruptions, employee attrition and difficulty in satisfying future labor needs. Additionally, we may be faced with conflicting mandates related to vaccination protocols, which could expose us to sanction from governmental bodies.
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
Given the uncertainty around the severity and duration of the impact of the COVID-19 pandemic on our clients’ businesses and the countries and communities in which we operate, including the effectiveness and availability of adequate supplies of vaccines, vaccination rates in the communities where we operate, possible resurgence of infection rates, the introduction of new variants, spread to communities previously not significantly affected and the changes in the mitigation and protective measures used to combat COVID-19, we cannot reasonably estimate its impact on our future business, financial performance, financial condition and cash flows.
Following guidance from local public health authorities in the countries in which we operate, we have taken various measures to help reduce the spread of the virus and maintain the health and safety of our workforce, including, but not limited to, working with local governments and healthcare officials to supplement vaccination acquisition and roll-out for our team members and their families, maintaining remote-working arrangements and restricting access to sites and implementing other measures to help maintain the safety of our workforce, which allows us to carry out operations. We enabled over 95% of our team members to work from home. For team members who continue to work on TELUS International premises, we have introduced comprehensive safety practices, including, but not limited to, distributing masks and sanitizers, hourly site sanitization in high-traffic areas, thermal screening and daily health questionnaires, discontinued multiple use of workstations and equipment and imposed restrictions on access and movement within our sites to enhance social distancing. The effects of these policies may negatively impact productivity and the magnitude of any effect will depend, in part, on the length and severity of the restrictions and other limitations and on how such measures will affect our ability to conduct our business in the ordinary course. Some of these measures have required us to provide services and operate client processes in a remote environment that is not directly supervised, and while this has been acknowledged by our clients, such alternative operating models may affect the quality of service we are able to provide to our clients. Evolving interpretations of compliance and audit requirements may alter our profitability for clients that utilize flexible work models from home or remote environments.
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
The increase in remote working may also result in client confidentiality and privacy, IT security and fraud concerns as an at-home workforce introduces increased risks to satisfying our contractual obligations and maintaining the security and privacy of the data we process as the services are being delivered in a physically unsupervised environment and via computer systems and networks outside of our control and management. In addition, as a result of the acquisition of TIAI, we have become subject to the client privacy, IT security and fraud concerns associated with a workforce largely composed of independent contractors who use and rely on their own equipment. An increase in remote working increases our exposure to potential wage and hour claims and related issues.
To the extent the COVID-19 pandemic adversely affects our business, financial condition, financial performance and cash flows, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section. Even after the COVID-19 pandemic has moderated and business conditions have eased, we may continue to experience similar adverse effects resulting from long-term changes to the behavior of our clients and a challenging economic environment that may persist.

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
Our business would be adversely affected if the individuals providing data annotation services through TIAI’s crowdsourcing solutions were classified as employees and not as independent contractors.
We generally believe that most individuals who provide their data annotation services through TIAI’s crowdsourcing solution are independent contractors because, among other things, they can choose whether, when, and where to provide services, are free to provide services on competitors’ platforms, and use their own equipment. However, the classification of certain individuals who provide their services through third-party platforms as independent contractors, like TIAI’s independent contractors, is currently being challenged in courts, by legislators and by government agencies in the United States and other countries where our TIAI business uses the services of independent contractors. TIAI has been involved in, and we may continue to be involved in, litigation related to this classification. We may not be successful in defending the independent contractor classification in the jurisdictions where we operate or where such classification is challenged. The costs associated with defending, settling, or resolving any future lawsuits (including demands for arbitration) relating to the independent contractor classification could be material to our business.
Changes to foreign, state, and local laws governing the definition or classification of independent contractors, or judicial decisions regarding independent contractor classification, could require classification of our independent contractors as employees (or workers, quasi-employees or other statuses in jurisdictions where those statuses exist) and/or representation of our crowd members by labor unions. If, as a result of legislation or judicial decisions, we are required to classify all or most of our independent contractors as employees (or as workers, quasi-employees or other statuses in jurisdictions where those statuses exist), we could incur significant additional expenses for compensating independent contractors, potentially including expenses associated with the application of wage and hour laws (including minimum wage, overtime, and meal and rest period requirements), employee benefits, social security contributions, taxes (direct and indirect), and penalties. Further, any such reclassification could require us to change our business model for these services, which could consequently have an adverse effect on our business and financial condition. If any of the foregoing were to occur on a widespread basis, we may not be able to realize the expected value of the acquisition of TIAI and our business, financial condition and results of operations could be adversely affected.
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
Acquisitions, including completed acquisitions, involve a number of risks, including diversion of management’s attention from operating our business, developing our relationships with key clients and seeking new revenue opportunities, failure to retain key personnel of acquired companies, legal risks and liabilities relating to the acquisition or the acquired entity’s historic operations which may be unknown or undisclosed and for which we may not be indemnified fully or at all. We have made significant acquisitions, including our acquisitions of Lionbridge AI, which forms the majority of our TIAI business, and CCC, which forms part of our TINE business. Our failure to integrate these acquisitions and any future acquisitions that we may complete in a timely manner, and, in the case of our potential acquisitions, our ability to finance the acquisitions on attractive terms or at all, any of which could have a material adverse effect on our business, financial performance, financial condition and cash flows. Future acquisitions may also result in the incurrence of indebtedness or the issuance of additional equity securities.
We could also experience financial or other setbacks if transactions encounter unanticipated problems, including problems related to execution, integration or underperformance relative to prior expectations and completion of post-acquisition activities. Post-acquisition activities include the review and alignment of employee cultures, accounting policies, treasury policies, corporate policies such as ethics and privacy policies, employee transfers and moves, information systems integration, optimization of service offerings and the establishment of control over new operations. Such activities may not be conducted efficiently and effectively. Our management may not be able to successfully integrate any future acquired business into our operations and culture on our anticipated timeline or at all, or maintain our standards, controls and policies, which could negatively impact the experience of our clients, optimization of our service offerings and control over operations and otherwise have a material adverse effect on our business, financial performance, financial condition and cash flows. Consequently, any acquisition we complete may not result in anticipated or long-term benefits or synergies to us or we may not be able to further develop the acquired business in the manner we anticipated.
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
If we are unable to attract or maintain a critical mass of qualified independent contractors, whether as a result of competition or other factors, the crowdsourcing solution of the TIAI business will become less appealing to our clients, and our financial results would be adversely impacted.
The success of the TIAI business depends significantly on its ability to attract and retain a large number of individuals to serve as annotators in various geographic markets. If individuals choose not to offer their services through the TIAI crowdsourcing solution, or elect to offer them through a competitor’s solution, we may lack a sufficient supply of qualified individuals to service the entirety of our clients’ demand with sufficient speed, scale and quality or at all. To the extent that we are unable to onboard a sufficient number of individuals to provide data annotation services, we may need to increase the incentives that we offer to individuals providing those services in order to maintain sufficient capacity to service our clients, which will increase costs and make our services less competitive or less profitable. In addition, if TIAI’s top clients reduce the volume of services they receive from the TIAI business or otherwise limit, modify or terminate their relationships with us, including as a result of the change of control in TIAI in connection with the acquisition, we may lack sufficient opportunities for our independent contractors to provide annotation services, which may reduce the perceived utility of our solution.
The number of independent contractors on TIAI’s crowdsourcing solution could decline or fluctuate as a result of a number of factors, including individuals ceasing to provide their services through the solution, low switching costs between competitor solutions or services, pricing models (including our inability to maintain or increase certain incentives), or other aspects of our business.
If we were to experience the foregoing supply constraints with respect to recruiting or retaining individuals on our solution, we may not be able to realize the expected value of the acquisition of TIAI and our business, financial condition and results of operations would be adversely affected.
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
Our business depends on our ability to successfully obtain payment from our clients for work performed and to bill and collect on what are usually relatively short cycles. We evaluate the financial condition of our clients and maintain allowances against receivables. We might not accurately assess the creditworthiness of our clients. Actual losses on client balances could differ from those that we currently anticipate and, as a result, we might need to adjust our allowances. Macroeconomic conditions, such as any domestic or global credit crisis or disruption of the global financial system, could also result in financial difficulties for our clients, up to and including insolvency or bankruptcy, as well as limit their access to the credit markets and, as a result, could cause clients to delay payments to us, request modifications to their payment arrangements that could increase our receivables balance, or default on their payment obligations to us. We have had clients in the past who have entered into insolvency proceedings and have defaulted on their obligations to us. Timely collection of client balances also depends on our ability to complete our contractual commitments, including delivering on the service level our clients expect, and bill and collect our contracted revenues. If our client is not satisfied with our services or we are otherwise unable to meet our contractual requirements, we might experience delays in the collection of and/or be unable to collect our client balances, and if this occurs, our financial performance, financial condition and cash flows could be adversely affected. In addition, if we experience an increase in the time to bill and collect for our services, our cash flows could be adversely affected.
As a result of becoming a public company in the United States, we are subject to additional regulatory compliance requirements, including Section 404 of the Sarbanes-Oxley Act. We have identified a material weakness in our internal control over financial reporting.
Effective internal control over financial reporting is necessary for us to provide reliable financial reports. Effective internal controls, together with adequate disclosure controls and procedures, are designed to prevent or detect material misstatement due to fraud or error and to provide reasonable assurance as to the reliability of financial reporting. Deficiencies in our internal controls may adversely affect our management’s ability to record, process, summarize, and report financial data on a timely basis. As a public company, we are required by Section 404 of the Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley Act) and applicable Canadian securities laws, including National Instrument 52-109—Certification of Disclosure in Issuers’ Annual and Interim Filings, to include a report of management’s assessment on our internal control over financial reporting and, beginning with our annual report for the year ending December 31, 2021, an independent auditor’s attestation report on our internal control over financial reporting in our annual reports on Form 20-F or Form 40-F, subject to certain exceptions. If we fail to comply with the applicable requirements of the Sarbanes-Oxley Act in the required timeframe, we may be subject to sanctions, investigations or other enforcement actions by regulatory authorities, including the U.S. Securities and Exchange Commission (SEC) and the New York Stock Exchange (NYSE).
As of December 31, 2021, we have identified material weaknesses in our internal control over financial reporting. Specifically, the Company did not fully design and implement effective controls in response to the risks of material misstatement related to the ongoing integration into our internal control framework of entities acquired by the Company during fiscal year 2020, in particular Lionbridge AI, which was acquired on December 31, 2020, resulting in ineffective control in the financial reporting processes of these recent acquisitions. In response, we have implemented, and continue to implement, measures designed to ensure that the control deficiencies in the newly acquired entities are remediated, such that these controls are designed, implemented, and operating effectively over a sustained period. Management will implement these remediation actions during the fiscal year ending December 31, 2022. We believe that these actions will remediate the material weaknesses described above. The control deficiency will not be considered remediated, however, until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. In addition, as we implement these remediation efforts, we may determine that additional steps may be necessary to remediate the material weaknesses, or we may identify other material weaknesses or control deficiencies. We cannot provide assurance that these remediation efforts will be successful, that we will not identify new material weaknesses or that our internal control over financial reporting will be effective in accomplishing all control objectives all of the time. If we fail to remediate the material weaknesses or maintain an effective system of internal control over financial reporting in the future, we may not be able to accurately and timely report on our operating results or financial condition, which could adversely affect investor confidence in our company and the market price of our subordinate voting shares.
We may not be able to realize the entire book value of goodwill and other intangible assets from acquisitions.
We anticipate recording a significant amount of goodwill and intangible assets in connection with our acquisition strategy. For example, the acquisitions of CCC and TIAI have increased our goodwill and intangible assets balances significantly. Our carrying value of goodwill and intangible assets is periodically tested for impairment on an annual basis. We assess our goodwill and intangible assets by comparing the recoverable amounts of our cash generating unit to its carrying value. To the extent that the carrying value exceeds its recoverable amount, the excess amount would be recorded as a reduction in the carrying value of the asset and any remainder would be recorded as a reduction in the carrying value of the assets on a pro-rated basis. In the event that the carrying amount of goodwill or the intangible assets are impaired, any such impairment would be charged to earnings in the period of impairment. Since this involves the use of critical accounting policies and estimates, we cannot assure that future impairment of goodwill or intangible assets will not have a material adverse effect on our financial performance.

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
TELUS International operates in various jurisdictions including Austria, Bosnia and Herzegovina, Bulgaria, Canada, China, Costa Rica, Czech Republic, Denmark, El Salvador, Finland, France, Germany, Guatemala, India, Ireland, Japan, Latvia, the Philippines, Poland, Republic of Korea, Romania, Singapore, Slovakia, Spain, Switzerland, Turkey, the United Kingdom and the United States, which increases our exposures to multiple forms of taxation. Our tax expense and cash tax liability in the future could be adversely affected by various factors, including, but not limited to, changes in tax laws (including tax rates and the potential introduction of global minimum taxes), regulations, accounting principles or interpretations, the potential adverse outcome of tax examinations and international tax complexity and compliance. Changes in the valuation of deferred tax assets and liabilities, which may result from a decline in our profitability or changes in tax rates or legislation, could have a material adverse effect on our tax expense.
Our subsidiaries file tax returns and pay taxes in the various jurisdictions in which they are resident and carry on their business activities. Our tax expense and cash tax liability (including interest and penalties) could be adversely affected if a country were to successfully argue that any of our subsidiaries is resident in, or carries on business in, a country that is different from any jurisdiction in which it files its tax returns and pays taxes.
Certain cross-border payments may be subject to withholding taxes in the jurisdiction of the payer. Our tax expense and cash tax liability (including interest and penalties) could be adversely affected if a country were to successfully argue that any cross-border payments by our subsidiaries are subject to withholding tax in a manner or at a rate that differs from any amounts actually withheld in respect of any applicable withholding taxes. In addition, our tax expense and cash tax liability (including interest and penalties) could be adversely affected if a country were to successfully dispute the quantum and timing of any deduction related to any cross-border payment.
Certain of our delivery locations in India, which were established in Special Economic Zones (SEZ), are eligible for tax incentives that are expected to be phased out commencing 2024 through 2034. These delivery locations are eligible for a 100% income tax exemption for the first five years of operation and a 50% exemption for a period of up to ten years thereafter if certain conditions are met. Minimum tax is paid on income subject to the SEZ incentives which generates credits that can be carried forward for 15 years to be applied against taxes payable on regular income taxed at regular rates.
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
We also benefit from corporate tax incentives for our Philippine delivery locations. These incentives are administered by the Philippine Economic Zone Authority (PEZA) and initially provide a four-year tax exemption for each PEZA registered location, followed by a preferential tax rate of 5% of gross profit. The PEZA incentive regime yields an average effective tax rate of less than 10% of pre-tax income with the rate determined by how many of the PEZA registered locations were in the exemption period during the year. The Corporate Recovery and Tax Incentives for Enterprises (CREATE) Act, signed into law in March 2021, grandfathers existing incentives but limits the 5% tax on gross profit period to 10 years. CREATE established a new incentive program with similar benefits including an income tax exemption period followed by either the 5% preferential tax on gross profit or the proposed regular corporate tax rate of 25% but with enhanced tax deductions.
Our operations in El Salvador benefit from a favorable tax exemption. Failure to qualify for the favorable tax regime in El Salvador (including as a result of its repeal) could result in income generated from centers in El Salvador being taxed at the prevailing annual tax rate of 30%.
Beginning in 2021, our US subsidiaries are subject to the base erosion and anti-abuse tax (BEAT) which was enacted in 2017 as a part of the Tax Cuts and Jobs Act. The BEAT is a minimum tax that applies to the extent that a taxpayer’s BEAT liability exceeds the regular tax liability. BEAT liability is calculated as modified taxable income (MTI) which is essentially regular taxable income calculated without the deduction for base erosion payments, multiplied by the BEAT rate (10% for taxable years before 2026 and 12.5% thereafter). Base erosion payments principally consist of any amount paid or accrued by the taxpayer to a “foreign related party” and for which a tax deduction is allowed. Our US subsidiaries make substantial service payments to their non-U.S. affiliates (most of which are characterized as “base erosion payments”) and as such incur a significant BEAT liability. However, the United States Internal Revenue Service (IRS) could disagree with our calculation of the BEAT liability or the interpretations on which those calculations are based including which payments are treated as base erosion payments and assess additional taxes, interest and penalties.

Canada, together with approximately 140 other countries comprising the OECD/G20 Inclusive Framework on Base Erosion and Profit Shifting (BEPS), approved in principle in 2021 model Global Anti-Base Erosion Rules. These proposals introduced a form of 15% global minimum tax which is intended to be effective in 2023. Similar proposals were introduced by the European Commission in December 2021. These proposals, together with related changes to domestic laws and tax treaties, may result in an increase to our effective tax rate in certain jurisdictions.
As a result of the foregoing, our overall effective tax rate may increase in future years and such increase may be material and may have an adverse impact on our business, financial performance, financial condition and cash flows.
If tax authorities were to successfully challenge the transfer pricing of our cross-border intercompany transactions, our tax liability may be different.
We have cross-border transactions among our subsidiaries in relation to various aspects of our business, including operations, financing, marketing, sales and delivery functions. Canadian transfer pricing regulations, as well as regulations applicable in other countries in which we operate, require that any cross-border transaction involving associated enterprises be on arm’s-length terms and conditions. We view the cross-border transactions entered into by our subsidiaries to be in accordance with the relevant transfer pricing laws and regulations. If, however, a tax authority in any jurisdiction successfully challenges our position and asserts that the terms and conditions of such cross-border transactions are not on arm’s-length terms and conditions, or that other income of our affiliates should be taxed in that jurisdiction, our tax liability, including accrued interest and penalties, may be different, which could cause our tax expense to be different, possibly materially, thereby changing our profitability and cash flows, which in turn could have a material adverse effect on our financial performance, effective tax rate and financial condition.
Tax legislation and the results of actions by taxing authorities may have an adverse effect on our operations and our overall tax rate.
The Government of Canada or governing bodies in other jurisdictions where we have a presence could enact new tax legislation which could have a material adverse effect on our business, financial performance, financial condition and cash flows. In addition, our ability to repatriate surplus earnings from our delivery locations in a tax-efficient manner is dependent upon interpretations of local laws, possible changes in such laws and the renegotiation of existing bilateral tax treaties. Changes to any of these may adversely affect our overall tax rate, or the cost of our services to our clients, which could have a material adverse effect on our business, financial performance, financial condition and cash flows.
Certain income of our non-Canadian subsidiaries may be taxable in Canada, and if the Canadian tax authorities were to successfully dispute the quantum of such income, our tax expense and tax liability may increase.
Certain income of our non-Canadian subsidiaries that is passive in nature or that has a particular connection to Canada may be taxable in Canada under the “foreign affiliate property income” (FAPI) regime in the Income Tax Act (Canada). Our tax expense and cash tax liability (including interest and penalties) could be adversely affected if the Canadian tax authorities were to successfully dispute the quantum of any FAPI earned by our non-Canadian subsidiaries, thereby adversely affecting our business, financial performance, financial condition and cash flows.
We and our clients are subject to laws and regulations globally, which increases the difficulty of compliance and may involve significant costs and risks. Any failure to comply with applicable legal and regulatory requirements could have a material adverse effect on our business, financial performance, financial condition and cash flows.
The jurisdictions where we operate, as well as our contracts, require us to comply with or facilitate our clients’ compliance with numerous, complex and sometimes conflicting legal regimes, both domestically and internationally. These laws and regulations relate to a number of aspects of our business, including anti-corruption, internal and disclosure control obligations, data privacy and protection, wage-and-hour standards, employment and labor relations, trade protections and restrictions, import and export control, tariffs, taxation, sanctions, data and transaction processing security, payment card industry data security standards, records management, user-generated content hosted on websites we operate, privacy practices, data residency, corporate governance, anti-trust and competition, team member and third-party complaints, telemarketing regulations, telephone consumer regulations, government affairs and other regulatory requirements affecting trade and investment. Our clients are located around the world, and the laws and regulations that apply include, among others, U.S. federal laws and regulations such as the Fair Credit Reporting Act, Gramm-Leach-Bliley Act, the Health Insurance Portability and Accountability Act (HIPAA), the Health Information Technology for Economic and Clinical Health Act, Telephone Consumer Protection Act, Telemarketing Sales Rule, state laws on third-party administration services, utilization review services, data privacy and protection telemarketing services or state laws on debt collection in the U.S., collectively enforced by numerous federal and state government agencies and attorneys general, as well as similar consumer protection laws in other countries in which our clients’ customers are based. Failure to perform our services in a manner that complies with any such requirements could result in breaches of contracts with our clients. The application of these laws and regulations to our clients is often unclear and may at times conflict. The global nature of our operations increases the difficulty of compliance. For example, in many foreign countries, particularly in those with developing economies, it is common to engage in business practices that are prohibited by regulations applicable to us or our clients, including Canada’s Corruption of Foreign Public Officials Act and the United States Foreign Corrupt Practices Act. We cannot provide assurance that our clients will not take actions in violation of our internal policies or Canadian or United States laws. For example, payment card industry and HIPAA guidance is evolving in light of the increase in remote-working conditions globally, and thus there exists uncertainty over the additional cost and ability to comply with such evolving standards. Compliance with these laws and regulations may involve significant costs, consume significant time and resources or require changes in our business practices that result in reduced revenue and profitability. We may also face burdensome and expensive governmental investigations or enforcement actions regarding our compliance, including being subject to significant fines. Non-compliance could also result in fines, damages, criminal sanctions against us, our officers or our team members, prohibitions on the conduct of our business, and damage to our reputation, restrictions on our ability to process information, allegations by our clients that we have not performed our contractual obligations or other unintended consequences. In addition, we are required under various laws to obtain and maintain accreditations, permits and/or licenses for the conduct of our business in all jurisdictions in which we have operations and, in some cases, where our clients receive our services, including the United States, Canada and Europe. If we do not maintain our accreditations, licenses or other qualifications to provide our services or if we do not adapt to changes in legislation or regulation, we may have to cease operations in the relevant jurisdictions and may not be able to provide services to existing clients or be able to attract new clients. Our failure to comply with applicable legal and regulatory requirements could have a material adverse effect on our business, financial performance, financial condition and cash flows.
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
We are a global business with a substantial majority of our assets and operations located outside Canada and the United States. In addition, our business strategies may involve expanding or developing our business in emerging market regions, including Europe and Asia-Pacific. Due to the international nature of our business, we are exposed to various risks of international operations, including:
•adverse trade policies or trade barriers;
•inflation, hyperinflation and adverse economic effects resulting from governmental attempts to control inflation, such as the imposition of wage and price controls and higher interest rates;
•difficulties in enforcing agreements or judgments and collecting receivables in foreign jurisdictions;
•exchange controls or other currency restrictions and limitations on the movement of funds, such as on the remittance of dividends by subsidiaries;

•inadequate infrastructure and logistics challenges;
•sovereign risk and the risk of government intervention, including through expropriation, or regulation of the economy;
•challenges in maintaining an effective internal control environment with operations in multiple international locations, including language and cultural differences, expertise in international locations and multiple financial information systems;
•concerns relating to the protection and security of our personnel and assets; and
•labor disruptions, civil unrest, significant political instability, wars or other armed conflict.
These risks may impede our strategy by limiting the countries and regions in which we are able to expand. The impacts of these risks may also only materialize after we have begun preparations and made investments to provide services in this new country or region. The exposure to these risks may require us to incur additional costs to mitigate the impact of these risks on our business.
Additionally, there continues to be a great deal of uncertainty regarding U.S. and global trade policies for companies with multinational operations like ours, and trade policies may change in a manner that disrupts our operations or otherwise negatively affects our business, financial condition and results of operations. In recent years, there has been an increase in populism and nationalism in various countries around the world and, consequently, historical free trade principles are being challenged. For example, the U.S. government has at times indicated its intent to adopt a new approach to trade policy and, in some cases, to renegotiate, or potentially terminate, certain existing bilateral or multi-lateral trade agreements. As we continue to operate our business globally, our success will depend, in part, on the nature and extent of any such changes and how well we are able to anticipate, respond to and effectively manage any such changes.
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
Most of our agreements with clients contain service level and performance requirements, including requirements relating to the quality of our services. The services we provide are often critical to our clients’ businesses, and any failure to consistently provide those services in accordance with contractual specifications, whether as a result of errors made by our team members or otherwise, could disrupt the client’s business and result in harm to our reputation, reduction of the likelihood that our clients recommend us to others, an obligation for us to pay penalties to the client under the contract, a reduction in revenues or a claim for substantial damages against us, regardless of whether we are responsible for that failure.If we fail to meet our contractual obligations or otherwise breach obligations to our clients or vendors, we could be subject to legal liability.
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
The unauthorized disclosure of sensitive or confidential client and customer data, through cyberattacks or otherwise, could expose us to protracted and costly litigation, damage our reputation and cause us to lose clients.
We are typically required to process, and sometimes collect and/or store sensitive data, including, but not limited to, personal data regulated by the General Data Protection Regulation (GDPR), The Personal Information Protection and Electronic Documents Act, California Consumer Privacy Act (CCPA), the California Invasion of Privacy Act, Personal Data Protection Bill of 2018, and the Data Privacy Act of 2012, of our clients’ end customers in connection with our services, including names, addresses, social security numbers, personal health information, credit card account numbers, checking and savings account numbers and payment history records, such as account closures and returned checks. In addition, we collect and store data regarding our team members. As a result, we are subject to various data protection laws and regulations (as described above), and other industry-specific regulations and privacy laws and standards in the countries in which we operate, including the GDPR, the CCPA, the HIPAA, the Health Information Technology for Economic and Clinical Health Act and the Payment Card Industry Data Security Standard, and the failure to comply with such laws could result in significant fines and penalties. The legislative and regulatory frameworks for privacy issues is constantly evolving in many countries where we operate and are likely to remain uncertain and dynamic for the foreseeable future. Legislators and regulators in numerous jurisdictions are increasingly adopting new privacy, information security and data protection guidance, laws and regulations, and compliance with current or future privacy, information security and data protection laws and regulations could result in higher compliance, technology or operating costs. The interpretation and application of such laws is often unclear or unsettled, and such laws may be interpreted and applied in a manner inconsistent with our current policies and practices, which may require changes to the features of our company’s platform or prohibit certain of our operations in certain jurisdictions. In addition, certain jurisdictions have adopted laws and regulations that restrict the transfer of data belonging to residents outside of their country. These laws and regulations could limit our ability to transfer such data to the locations in which we conduct operations, which would place limitations on our ability to operate our business.
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

Our content moderation team members may suffer adverse effects in the course of performing their work. Although the wellness and resiliency programs we offer are designed to support the physical and mental well-being of our team members, there may be occasions where our wellness and resiliency programs do not sufficiently mitigate these effects, given the pace of change in the content to be moderated, changes in regulations, shifts in recommended approaches to address these effects and other influences on this type of work . Our failure to mitigate these effects could adversely affect our ability to attract and retain team members and could result in increased costs.
Our content moderation team members are tasked with reviewing discriminatory, threatening, offensive, illegal or otherwise inappropriate multimedia content. Reviewing this content is emotionally and cognitively challenging for many of our team members, which may result in our team members suffering adverse psychological or emotional consequences. In addition, the wellness and resiliency programs that we provide to support our content moderators may not keep pace with the rapidly changing content required to be moderated or may otherwise be ineffective in mitigating any effects of content moderation on our team members. These impacts could lead to higher expenses to support our team members, higher levels of voluntary attrition and increased difficulty retaining and attracting team members. If we are not able to effectively attract and retain content moderation team members, we may experience a decline in our ability to meet our clients’ expectations, which may adversely impact the demand for our services.
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
From time to time, we are subject to lawsuits, arbitration proceedings, and other claims brought or threatened against us in the ordinary course of business. These actions and proceedings may involve claims for, among other things, compensation for personal injury, workers’ compensation, employment discrimination, wage and hour and other employment-related damages, damages related to breaches of privacy or data security, breach of contract, property damage, liquidated damages, consequential damages, punitive damages and civil penalties or other losses, or injunctive or declaratory relief. In addition, we may also be subject to actions by state governments, class action lawsuits, including those alleging violations of the Fair Labor Standards Act, state and municipal wage and hour laws, or the laws applicable to the classification of independent contractors.
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
The agreements between us and TELUS, among other things, provide for indemnification obligations designed to make us financially responsible for substantially all liabilities that may exist relating to our business activities. If we are required to indemnify TELUS under the circumstances set forth in the agreements we enter into with TELUS, we may be subject to substantial liabilities. Please refer to “Item 7B—Related Party Transactions—Our Relationship with TELUS”.
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
We entered into a number of agreements with TELUS, including the TELUS MSA, the transition and shared services agreement and the master reseller agreement. These agreements were negotiated by us with TELUS and may not reflect terms that would have been agreed to in an arm’s-length negotiation between unaffiliated third parties. For more information on the agreements we have entered into, or will enter into, please refer to the section entitled “Item 7B—Related Party Transactions”.

Risks Related to Our Subordinate Voting Shares
The dual-class structure contained in our articles has the effect of concentrating voting control with TELUS , which impacts our ability to influence corporate matters that are subject to a shareholder vote.
We have two classes of shares outstanding: multiple voting shares and subordinate voting shares. Our multiple voting shares have ten votes per share and our subordinate voting shares have one vote per share. TELUS and Baring are the only shareholders who hold the multiple voting shares. As of the date hereof, TELUS has approximately 70.9% of the combined voting power of our outstanding shares and Baring has approximately 25.9% of the combined voting power of our outstanding shares.
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
Even if TELUS were to control less than a majority of the voting power of our outstanding shares, it may be able to influence the outcome of such corporate actions due to the director appointment rights and special shareholder rights we granted to TELUS in our shareholders’ agreement. See “—TELUS will, for the foreseeable future, control the direction of our business, and the concentrated ownership of our outstanding shares and our entry into a shareholders’ agreement with TELUS will prevent you and other shareholders from influencing significant decisions”.
TELUS will, for the foreseeable future, have the ability to control the direction of our business, and the concentrated ownership of our outstanding shares and our shareholders’ agreement with TELUS will prevent you and other shareholders from influencing significant decisions.
We entered into a shareholders’ agreement with TELUS and Baring providing for certain director nomination rights for TELUS and Baring and providing for a number of special shareholder rights for TELUS. Under the terms of the shareholders’ agreement, we agreed to nominate individuals designated by TELUS as directors representing a majority of the board for as long as TELUS continues to beneficially own at least 50% of the combined voting power of our outstanding multiple voting shares and subordinate voting shares. Should TELUS cease to own at least 50% of the combined voting power of our outstanding multiple voting shares and subordinate voting shares, we have agreed to nominate to our board such number of individuals designated by TELUS in proportion to its combined voting power, for so long as TELUS continues to beneficially own at least 5% of combined voting power of our outstanding multiple voting shares and subordinate voting shares, subject to a minimum of at least one director. The shareholders’ agreement also provides for appointment and observer rights for Baring. In addition, the shareholders’ agreement provides that: (1) for so long as TELUS continues to beneficially own at least 50% of the combined voting power of our multiple voting shares and subordinate voting shares, TELUS will be entitled, but not obligated, to select the chair of the board and the chairs of the human resources and governance and nominating committees; and (2) for so long as TELUS has the right to designate a nominee to our board of directors, it will also be entitled, but not obligated, to designate at least one nominee to the human resources and governance and nominating committees and one nominee for our appointment to our audit committee; provided that such audit committee nominee will be independent), subject to compliance with the independence requirements of applicable securities laws and listing requirements of the NYSE and the Toronto Stock Exchange (TSX). The shareholders’ agreement also provides for committee appointment rights for Baring. For more information on these director nomination rights, see “Item 7B—Related Party Transactions—Our Relationship with TELUS and Baring—Shareholders’ Agreement”.
As of the date hereof, TELUS has approximately 70.9% of the combined voting power of our outstanding shares. Pursuant to the shareholders’ agreement, Baring has agreed not to, directly or indirectly, sell, transfer or otherwise dispose of any multiple voting shares or subordinate voting shares without first discussing in good faith any such sale transaction with TELUS and providing TELUS with a right to purchase such shares. Should such right of first offer be provided and exercised, the combined voting power of our outstanding shares held by TELUS may increase further. As long as TELUS controls at least 50% of the combined voting power of our outstanding shares, it will generally be able to determine the outcome of all corporate actions requiring shareholder approval, including the election and removal of directors. Even if TELUS were to control less than 50% of the combined voting power of our outstanding shares, it will be able to influence the outcome of such corporate actions due to the director appointment rights and special shareholder rights we have granted to TELUS as part of the shareholders’ agreement.
In addition, pursuant to the shareholders’ agreement, until TELUS ceases to hold at least 50% of the combined voting power of our outstanding shares, TELUS will have special shareholder rights related to certain matters including, among others, approving the selection, and the ability to direct the removal, of our CEO, approving the increase or decrease of the size of our board, approving the issuance of multiple voting shares and subordinate voting shares, approving amendments to our articles and authorizing entering into a change of control transaction, disposing of all or substantially all of our assets, and commencing liquidation, dissolution or voluntary bankruptcy or insolvency proceedings. As a result, certain actions that our board would customarily decide will require consideration and approval by TELUS and our ability to take such actions may be delayed or prevented, including actions that our other shareholders, including you, may consider favorable. We will not be able to terminate or amend the shareholders’ agreement, except in accordance with its terms. See “Item 7B—Related Party Transactions—Our Relationship with TELUS and Baring—Shareholders’ Agreement”. We also entered into a Collaboration and Financial Reporting Agreement with TELUS that, among other things, specifies that certain matters or actions we take require advance review and consultation with TELUS. The agreement also stipulates certain actions that require TELUS International board approval. See “Item 7B—Related Party Transactions—Collaboration and Financial Reporting Agreement”.
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

We are a controlled company within the meaning of the listing requirements of the NYSE and, as a result, we rely on exemptions from certain corporate governance requirements; you will not have the same protections afforded to shareholders of companies that are subject to such requirements.
TELUS controls a majority of the combined voting power in our company, which means we qualify as a controlled company within the meaning of the corporate governance standards of the NYSE. We have elected to be treated as a controlled company. Under these rules, we have elected not to comply with certain corporate governance requirements, including the requirements that:
•our board of directors is composed of a majority of independent directors, as defined under the NYSE listing requirements;
•our human resources committee is composed entirely of independent directors; and
•our nominating and governance committee is composed entirely of independent directors.
As a result, our board of directors is not composed of a majority of independent directors. Although our audit committee is composed entirely of independent directors, we do not expect that our human resources and governance and nominating committees will be composed entirely of independent directors for the foreseeable future.
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
We are exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While we comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD, and holders of our subordinate voting shares should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies. Additionally, we have four months after the end of each fiscal year to file our annual report with the SEC and are not required under the Exchange Act to file or furnish quarterly reports with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act.
Additionally, as a foreign private issuer, we are not required to file or furnish quarterly and current reports with respect to our business and financial performance. We intend to continue to submit, on a quarterly basis, interim financial data to the SEC under cover of the SEC’s Form 6-K. Furthermore, as a foreign private issuer, we intend to continue to take advantage of certain provisions in the NYSE listing requirements that allow us to follow Canadian law for certain governance matters. See “Item 16G—Corporate Governance”.
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
The market price of our subordinate voting shares may be affected by low trading volume.
The relatively low trading volume of our subordinate voting shares may limit your ability to sell your shares. Although our subordinate voting shares are listed for trading on the NYSE and the TSX, the trading volume has not been significant. Additionally, a large percentage of our share capital currently consists of multiple voting shares, which are not listed for trading on an exchange. Reported average daily trading volume in our subordinate voting shares in 2021 has been approximately 69,132 subordinate voting shares on the NYSE and 112,896 subordinate voting shares on the TSX. Limited trading volume subjects our subordinate voting shares to greater price volatility in response to news in the market and may make it difficult for you to sell your subordinate voting shares at a price that is attractive to you. Low volume can also reduce liquidity, which could adversely affect the market price of our subordinate voting shares. In addition, in the past, when the market price of a security has been volatile, holders of that security have instituted securities class action litigation against the company that issued the security. If our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could adversely affect our profitability and reputation.
Future sales, or the perception of future sales, by us or our shareholders in the public market could cause the market price for our subordinate voting shares to decline.
Sales of a substantial number of our subordinate voting shares in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of subordinate voting shares, including TELUS or Baring as holders of our multiple voting shares that are convertible into subordinate voting shares, intend to sell, could reduce the market price of our subordinate voting shares.
We have no current plans to pay regular cash dividends on our shares and, as a result, you may not receive any return on investment unless you sell your shares for a price greater than that which you paid for it.
We do not anticipate paying any regular cash dividends on our shares for the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our financial performance, financial condition, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends is, and may be, limited by covenants of existing and any future outstanding indebtedness we or our subsidiaries incur. Therefore, any return on investment in our shares is solely dependent upon the appreciation of the price of our shares on the open market, which may not occur. See “Item 8A—Consolidated Statements and Other Financial Information—Dividend Policy” for more detail.

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
We are a corporation incorporated under the laws of the Province of British Columbia with our principal place of business in Vancouver, Canada. Some of our directors and officers and the auditors named herein are residents of Canada and all or a substantial portion of our assets and those of such persons are located outside the United States. Consequently, it may be difficult for U.S. investors to effect service of process within the United States upon us or our directors or officers or such auditors who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the Securities Act of 1933, as amended (Securities Act). Investors should not assume that Canadian courts: (1) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or blue sky laws of any state within the United States or (2) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or any such state securities or blue sky laws.
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
Based on the Company’s income, assets and business activities, the Company does not believe that it was a “passive foreign investment company” (a “PFIC”) for its 2021 taxable year and the Company expects that it will not be classified as a PFIC for U.S. federal income tax purposes for its current taxable year or in the near future. The determination of PFIC status is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond the Company’s control, including the relative values of the Company’s assets and its subsidiaries, and the amount and type of their income. As a result, there can be no assurance that the Company will not be a PFIC in 2022 or any subsequent year or that the IRS will agree with the Company’s conclusion regarding its PFIC status and would not successfully challenge our position. If we are a PFIC for any taxable year during which a U.S. person holds our subordinate voting shares, such U.S. person may suffer certain adverse federal income tax consequences, including the treatment of gains realized on the sale of subordinate voting shares as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on subordinate voting shares by individuals who are U.S. persons, the addition of interest charges to the tax on such gains and certain distributions and increased U.S. federal income tax reporting requirements. If, contrary to current expectations, we were a PFIC for U.S. federal income tax purposes, certain elections (such as a mark-to-market election or qualified electing fund election)

may be available to U.S. shareholders that may mitigate some of these adverse U.S. federal income tax consequences. United States purchasers of our subordinate voting shares are urged to consult their tax advisors concerning United States federal income tax consequences of holding our subordinate voting shares if we are considered to be a PFIC. See the discussion under “Item 10E—U.S. Federal Income Tax Considerations for U.S. Persons—PFIC Rules”.
Our articles provide that any derivative actions, actions relating to breach of fiduciary duties and other matters relating to our internal affairs will be required to be litigated in Canada or the United States, as the case may be, which could limit your ability to obtain a favorable judicial forum for disputes with us
Our articles include a forum selection provision that provides that, unless we consent in writing to the selection of an alternative forum, the Supreme Court of British Columbia, Canada and the appellate courts therefrom, will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us; (iii) any action or proceeding asserting a claim arising pursuant to any provision of the Business Corporations Act (British Columbia) (BCBCA) or our articles; or (iv) any action or proceeding asserting a claim otherwise related to the relationships among us, our affiliates and their respective shareholders, directors and/or officers, but excluding claims related to our business or such affiliates. The forum selection provision also provides that our security holders are deemed to have consented to personal jurisdiction in the Province of British Columbia and to service of process on their counsel in any foreign action initiated in violation of the foregoing provisions. This forum selection provision does not apply to any causes of action arising under the Securities Act, or the Exchange Act. The Securities Act provides that both federal and state courts have concurrent jurisdiction over suits brought to enforce any duty or liability under the Securities Act or the rules and regulations thereunder, and the Exchange Act provides that federal courts have exclusive jurisdiction over suits brought to enforce any duty or liability under the Exchange Act or the rules and regulations thereunder. Unless we consent in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the sole and exclusive forum for resolving any complaint filed in the United States asserting a cause of action arising under the Securities Act and the Exchange Act. Investors cannot waive, and accepting or consenting to this forum selection provision does not represent a waiver of compliance with U.S. federal securities laws and the rules and regulations thereunder. See “Item 10B—Memorandum and Articles of Association—Certain Important Provisions of our Articles and the BCBCA—Forum Selection”.
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
We may, from time to time, issue subordinate voting shares in the future to fund acquisitions to grow our business. Subject to the requirements of the NYSE and the TSX, we are not required to obtain the approval of the holders of subordinate voting shares for the issuance of additional subordinate voting shares. Although the rules of the TSX generally prohibit us from issuing additional multiple voting shares, there may be, with the approval of TELUS, certain circumstances where additional multiple voting shares may be issued, including with applicable regulatory, stock exchange and shareholder approval. Any further issuances of subordinate voting shares or multiple voting shares will result in immediate dilution to existing shareholders and may have an adverse effect on the value of their shareholdings. Additionally, any further issuances of multiple voting shares will significantly lessen the combined voting power of our subordinate voting shares due to the ten-to-one (10-to-1) voting ratio between our multiple voting shares and subordinate voting shares. TELUS and Baring, as holders of our multiple voting shares, may also elect at any time or, in certain circumstances be required to convert their multiple voting shares into subordinate voting shares, which would increase the number of subordinate voting shares. See “Item 7B—Related Party Transactions”.
Our articles also permit us to issue an unlimited number of preferred shares, issuable in series and, subject to the requirements of the BCBCA, having such designations, rights, privileges, restrictions and conditions, including dividend and voting rights, as our board of directors may determine and which may be superior to those of the subordinate voting shares. The issuance of preferred shares could, among other things, have the effect of delaying, deferring or preventing a change in control of the Company and might adversely affect the market price of our subordinate shares. We have no current or immediate plans to issue any preferred shares. Subject to the provisions of the BCBCA and the applicable requirements of the NYSE and the TSX, we are not required to obtain the approval of the holders of subordinate voting shares for the issuance of preferred shares or to determine the maximum number of shares of each series, create an identifying name for each series and attach such special rights or restrictions as our board of directors may determine. See “Item 10B—Memorandum and Articles of Association”.
ITEM 4    INFORMATION ON THE COMPANY
A.History and Development of the Company
TELUS International (Cda) Inc. was incorporated under the BCBCA on January 2, 2016. We directly or indirectly own 100% of all of our operating subsidiaries. Our delivery locations, from where team members serve our clients, are operated from subsidiaries located in the relevant jurisdiction. Our subordinate voting shares began trading on the NYSE and the TSX on February 3, 2021, under the symbol “TIXT”.
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

B.Business Overview
We are a leading customer experience innovator that designs, builds and delivers high-tech, high-touch next-generation solutions, including artificial intelligence (AI) and content moderation, for global and disruptive brands. Our services support the full lifecycle of our clients’ digital transformation journeys and enable them to more quickly embrace next-generation technologies to deliver better business outcomes. We work with our clients to shape their vision and strategies, design scalable processes and identify opportunities for innovation and growth. We bring to bear expertise in advanced technologies and processes, as well as a deep understanding of the challenges faced by all of our clients, including some of the largest global brands, when engaging with their customers. Our customer-centric approach underpins everything we do. We believe customer experience delivered by empathetic, highly skilled and engaged teams is key to providing a high-quality brand experience to customers. Over the last 17 years, we have built extensive, end-to-end capabilities with a mix of industry and technology expertise to support our clients in their customer experience and digital-enablement transformations.
Technology is rapidly transforming the way businesses interact with their customers. The proliferation of mobile devices, social media platforms and other methods of digital interaction has enabled customers to access information 24/7 and engage with companies through multiple channels. These technologies have simultaneously empowered customers and raised their expectations. To meet modern customer expectations, companies must provide an experience that is not only personalized and empathetic, but also consistent and integrated across omnichannel touchpoints. To quickly capture, evaluate and adapt to customer feedback on a global scale, companies need people with expertise in advanced analytics, artificial intelligence, machine learning and data analysis, together with leading technologies to deliver optimal omnichannel customer experiences. We believe few service providers have the combination of people, capabilities and technology to help companies address the entire spectrum of designing, building and delivering integrated end-to-end customer experience systems that we do.
Our solutions and services are relevant across multiple markets, including IT services for digital transformation of customer experience systems (DX), digital customer experience management (DCXM), AI data solutions and content moderation. We believe our extensive and integrated capabilities across DX, DCXM and AI data solutions position us to uniquely address our clients’ needs and objectives. We lead our clients through a consultative approach that accelerates their adoption of advanced technologies to deploy and deliver innovative solutions. We have the right combination of people, capabilities and technology to help companies address a broad spectrum of designing, building and delivering integrated end-to-end customer experience systems. Our service lines of customer experience management (CXM), content moderation, AI data solutions and digital IT services include services and solutions that span the design, build and deliver framework.
We have built an agile delivery model with global scale to support next-generation, digitally-led customer experiences. Substantially all of our delivery locations are connected through a carrier-grade infrastructure backed by cloud technologies, enabling globally distributed and virtualized teams. The interconnectedness of our teams and ability to seamlessly shift interactions between physical and digital channels enables us to tailor our delivery strategy to clients’ evolving needs. As at December 31, 2021, we have over 62,000 team members, located in 53 delivery locations across 28 countries. Our delivery locations are strategically selected based on a number of factors, including access to diverse, skilled talent, proximity to clients and ability to deliver our services over multiple time zones and in multiple languages. Through the COVID-19 pandemic, we enabled over 95% of our team members to work from home, while continuing to meet our clients’ quality and security expectations and providing even more flexibility to enable our customer needs. We have established a presence in key global markets, which supply us with qualified, cutting-edge technology talent and have been recognized as an employer of choice in many of these markets.
Our clients include companies that believe customer experience is critical to their success. We seek to work with disruptive companies and leaders in their respective sectors. We have built long-tenured relationships with these companies within our core targeted industry verticals, including Tech and Games, eCommerce and FinTech, Communications and Media, Healthcare and Travel and Hospitality.
Our relationship with TELUS, our second largest client and controlling shareholder, has been instrumental to our success. TELUS provides significant revenue visibility, stability and growth, as well as strategic partnership with respect to co-innovation within the communications vertical, customer service excellence focus and an internationally recognized social purpose impact. Our TELUS MSA provides for a term of ten years beginning in January 2021 and a minimum annual volume of service of $200 million, subject to adjustment in accordance with its terms. For more information, see “Item 7B—Related Party Transactions—Our Relationship with TELUS—Master Services Agreement”. In fiscal 2021, 2020, and 2019, revenue from TELUS represented approximately 16.1%, 19.6% and 26.2% of our revenue, respectively. Our largest client for the fiscal years 2021, a leading social media company, accounted for approximately 17.7% and 15.6% of our revenue for fiscal years 2021 and 2020, respectively. Our third largest client, Google, accounted for approximately 11.0%, 7.5% and 12.2% of our revenue for the fiscal years 2021, 2020 and 2019, respectively. In fiscal 2021, our top ten clients represented approximately 61% of our revenue, as compared to 62% in 2020 and 67% in 2019.
We have a unique and differentiated culture that places people and a shared set of values at the forefront of everything we do. We have carefully cultivated our caring culture over the last 17 years by ensuring full cultural alignment with the individuals we choose to join our team, the clients we choose to work with and the manner in which we have built and run our business. We have a unique approach to attracting, developing and retaining team members, which underpins a framework that we refer to as our Culture Value Chain (CVC). Our CVC establishes a direct link between a strong corporate culture and the ability to drive higher team member engagement and retention, ultimately leading to superior services and better outcomes for our clients and their customers. We are committed to diversity and inclusion across our entire organization, which supports our vision, values, culture and strategy.
For the years ended December 31, 2021, 2020 and 2019, our revenues were $2,194 million, $1,582 million and $1,020 million, respectively, reflecting a compound annual growth rate of 47% over this period; net income was $78 million, $103 million and $69 million, respectively; Adjusted Net Income was $267 million, $160 million and $82 million, respectively. and Adjusted EBITDA was $540 million, $391 million and $226 million. We believe we have a strong financial profile and execution track record. Adjusted Net Income and Adjusted EBITDA are non-GAAP financial measures and are not standardized financial measures under GAAP and might not be comparable to similar financial measures disclosed by other issuers. See “Item 5—Operating and Financial Review and Prospects—Non-GAAP Financial Measures and Non-GAAP Ratios” for a reconciliation of these measures to net income, the most directly comparable financial measure calculated and presented in accordance with GAAP.
Our Company
Our Unique Heritage. TELUS International was born out of an intense focus on customer service excellence, continuous improvement and a values-driven culture under the ownership of TELUS. TELUS is a leading communications and information technology company in Canada, with over 17 million customer connections spanning wireless, data, IP, voice, television, entertainment, video and security. They provide a wide range of products, healthcare and agriculture software and technology solutions and digitally-led customer experiences, as well as related equipment. TELUS’ long-standing commitment to putting customers first fuels every aspect of its business, including its focus on customer service excellence and customer loyalty as supported by TELUS International. This is evidenced by a postpaid wireless churn rate that was below 1% for the seventh consecutive year in 2020 and among the lowest compared to its global peers. Embedded in TELUS’ culture is a customer-first mindset, a world-class approach to corporate governance and operating discipline and a social purpose focused on leveraging technology to enable remarkable human outcomes. TELUS has been recognized for its excellence in customer satisfaction, workplace best practices and community volunteerism.
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
We care deeply about devoting the optimal mix of talent and capabilities to our clients and ensuring continuous performance improvement through data-driven decision-making. We have also cultivated process intelligence proficiencies across our organization, from human resources and talent management to our dedicated implementation and service delivery teams. We have developed our own methods of performance measurement for quality and efficiency that complement client-specific performance measures. Ultimately, we believe it is our differentiated caring culture, which drives an 80% (in 2021) team member engagement score that contributes to margin enhancement and fuels success in every aspect of our business.
Our History and Evolution. Since our founding, we have evolved and grown our business from an in-house customer care provider for TELUS to a CX innovator that designs, builds and delivers next-generation solutions, including AI and content moderation, for global and disruptive brands. Today, we believe we have a category-defining value proposition with a unique approach to combining both digital transformation and CX capabilities. In 2005, seeking a strategic in-house partner for CX solutions, TELUS acquired a controlling interest in Ambergris Solutions, a boutique CX provider in the Philippines catering to traditional U.S.-based enterprise clients. Ambergris was subsequently re-branded as TELUS International, and, from 2008 to 2014, we made a number of additional significant organic investments, as well as acquisitions, with the goal of better serving our growing portfolio of global clients. We expanded our delivery platform to access highly qualified talent in multiple geographies, including in Asia, Central America, Europe and North America, and developed a broader set of complex, digital-centric capabilities. It was clear to us that digital enablement would become increasingly vital for our clients, and as a result we focused our expansion strategy on developing this expertise organically and, in some cases, accelerating our growth through strategic acquisitions.
During this time, we also made a series of investments in our people and our culture predicated upon the core philosophy that our caring culture drives sustainable team member engagement, team member retention and customer satisfaction. We invested in our ability to attract and retain exceptional people across several competitive, global talent pools and built what we believe are inspiring, state-of-the-art, service delivery locations designed to optimize team member engagement, productivity and well-being. We invested in our global training and talent management teams to enhance our custom curricula and career-pathing opportunities. Additionally, over the last 14 years we built a robust corporate social responsibility program focused on community development, local philanthropic giving, education and social equality. For example, we have implemented community giving events in each of the countries in which we operate and, in the Philippines, Guatemala, El Salvador, Bulgaria and Romania, we have established “Community Boards”, which have distributed approximately $4.6 million to local charities since 2011. We have frequently been recognized by industry analysts, such as Frost & Sullivan, for our best practices with respect to corporate social responsibility. The following illustrates our journey from 2005 to present:
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
In 2016, Baring Private Equity Asia, a leading global private equity investor, acquired a significant minority stake in TELUS International, which enabled us to amplify investment in our IT portfolio and further expand into Asia. We have since accelerated strategic acquisitions that have extended our geographic footprint, deepened our IT capabilities and broadened our client base of technology brands.
In 2017, we acquired Voxpro, a customer experience technical support and sales operations solutions provider, which increased our agile delivery platform with additional facilities in the United States, Europe and Asia. We have continued Voxpro’s support of several innovative and disruptive technology companies that change the way consumers interact with the marketplace.
In 2018, we acquired Xavient Digital, a next-generation IT consulting company with expertise in AI-powered digital transformation services, UI and UX design, open source platform services, cloud, IoT, big data and other IT lifecycle services. This acquisition significantly enhanced our IT expertise and expanded the breadth of our IT solutions and services.

At the beginning of 2020, we acquired CCC, a leading provider of high-value-added business services with a focus on trust and safety, including content moderation. This transaction significantly increased the scale and diversity of our business, adding approximately 8,500 team members and delivery capabilities in 10 additional countries at the time of acquisition. It also expanded and diversified our client base in our Tech and Games industry vertical in Europe. In 2021, we rebranded substantially all of the assets of CCC as TI Northern Europe.
On December 31, 2020, we completed the acquisition of Lionbridge AI, the data annotation business of Lionbridge Technologies, Inc. On July 2, 2021, we built upon the company’s existing deep domain expertise and experience in data annotation with the acquisition of Bangalore, India-based Playment, a leader in data annotation and computer vision tools and services specialized in 2D and 3D image, video and LiDAR (light detection and ranging) - a remote sensing method that uses laser pulses to measure variable distances - uniquely positioning us to support technology and large enterprise clients developing AI-powered solutions across a variety of vertical markets, including in automotive, retail, Internet of Things (IoT), financial services, healthcare and agriculture. In 2021, we rebranded Lionbridge AI and Playment as TIAI.
Through the addition of Voxpro, Xavient Digital, CCC, Lionbridge AI and Playment, we significantly bolstered the digital offerings that we provide and grew our digital-focused team.
Today, we are a CX innovator that designs, builds and delivers next-generation solutions for global and disruptive brands. Our team members are supplemented by a crowdsourced community of more than one million data annotators using TIAI Data Solution’s proprietary data annotation solutions.
Our journey has been highly successful as evidenced by our 47% compound annual revenue growth rate from 2019 to 2021 and third-party recognition for business excellence and social purpose. We are proud to continue to be recognized by the Everest Group for our leadership in customer experience management services and have been ranked among the best employers in many of the markets in which we operate.
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
Across industries, customer experience has become a critically important competitive differentiator. Next-generation technologies such as advanced analytics, AI, robotic process automation (RPA), and augmented and virtual reality (AR/VR) allow digitally-native companies to streamline customer interactions, without removing the human element, through the entire customer journey from creation of product awareness through facilitating product research, purchase, fulfillment and then customer retention and advocacy of products. Adoption of these next-generation technologies like AI, in turn increases the demand for the high-quality data required to power product and analytics platforms, to make them relevant and contextual for consumers around the world. Businesses need highly discerning human operators, empowered by cutting-edge technology and processes, to deliver next-generation customer experiences.
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
Importance of Building Trust and Security. Companies and brands operating in the global marketplace need to engender trust in their online offerings in order to provide a feeling of safety that encourages customers to communicate and transact more. Accurate and rapid identification of content that violates the criteria of these offerings is of critical importance as user-generated content continues to grow. Social media platforms need to moderate content on their platforms not only to ensure the safety of users, but also to ensure the accuracy and reliability of information and, ultimately, to protect their brand and credibility in the marketplace. Increasingly, this need is driven by customers and regulators. Despite significant advances in technologies, such as AI and automation, expert human intervention is still needed to handle content and customer concerns with the highest complexity. Additional concerns regarding data privacy further drive the demand for a complete customer experience-oriented security solution at a time of significant scale and growth for these platforms. Companies across all industries are also faced with the challenge of knowing who they are interacting with in the global marketplace. Additionally, fraud, identity theft and asset appropriation have become more pervasive. Companies are also faced with increasingly onerous “know your customer” and anti-money laundering requirements that demand the collection of sensitive information. Companies are looking for solutions to assist in responding to these challenges with customer experience, confidentiality and compliance in mind.
Challenges for Companies. To meet modern customer expectations, companies must provide an experience that is not only personalized and empathetic, but consistent and integrated across omnichannel touchpoints, whether human or digital. Companies not only need a customer-centric mindset, but they also need to re-design and re-engineer their customer engagement processes. They need to invest in software platforms that will help them gather all available customer information, integrate with middle- and back-office systems and harness the data to provide a personalized experience. To enable this, companies need people with expertise in advanced analytics, AI and machine learning (ML) techniques capable of analyzing data to anticipate customer needs and use the results to empower customer interactions. We believe that such complex re-design and re-engineering of processes are best executed by experts in customer experience strategy and design consulting, IT services and process expertise, as such abilities are often not readily available in-house. Disruptive technology companies may be experts in the use of next-generation technologies but they often do not have expertise in overall customer experience or use of human channels. Other companies often lack digital channels and do not have integrated design, technology and operational talent to develop a strategy, re-engineer processes, deploy next-generation technologies and provide a personalized customer experience integrated across digital and human channels. This re-design and re-engineering process requires talent with expertise in both customer experience processes and related next-generation technologies.
Limitations of Incumbent Services Providers. Delivering best-in-class omnichannel customer experiences requires highly trained professionals working in concert with leading technologies. We believe few service providers have the people, capabilities and technology to help clients address the entire spectrum of designing, building and delivering integrated end-to-end customer experience systems. IT services providers can build and integrate next-generation technology platforms but often lack the ability to provide highly trained specialists to deliver the necessary complex human interactions. Customer care and BPO service providers generally lack specialized skilled labor, the ability to design solutions and the expertise in next-generation technologies, including AI and content moderation, to build customer experience platforms. Consulting service providers often can neither design nor build the solutions that they propose for their clients, let alone run them with the necessary talent to reliably deliver high-complexity, high-value service.

Our Market Opportunity
Our solutions and services are relevant across multiple markets including IT services for DX and DCXM.
Digital Transformation (DX). Companies are increasingly partnering with third-party providers to meet their digital transformation challenges, which include designing solutions that facilitate an omnichannel experience, building scalable infrastructure and delivering new digital channels. To keep systems scalable, an increasing number of companies are opting for cloud-based solutions and seeking to automate processes where possible.
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
New Economy Services. To complement our DCXM capabilities, we provide several adjacent new economy services such as content moderation and data annotation, which are two markets that have experienced high growth in recent years. Content moderation includes review and compliance services of user-generated content on social media and other platforms. The necessity of moderating content on digital platforms has prompted enterprises to seek specialized services to accommodate changes in the uncertain, highly regulated environment. To support our clients’ development of AI-powered solutions, we offer fully-managed data annotation services that include AI strategy consulting, and the collection, annotation and validation of training data to support a broad range of use cases, ranging from computer vision and data categorization to search relevance for advanced AI applications such as facial recognition, autonomous vehicles, medical imaging and more. We anticipate continued growth in these services in the future. AI data solutions is another market we serve that is also experiencing high demand. Along with the volume of content continuing to increase, equally important is the need for constant dynamic changes and need for improvement.
Our Approach
We are a leading customer experience innovator with a unique team culture and deep expertise in next-generation technologies and processes. We serve clients at both ends of and throughout the maturity spectrum, each with different customer experience requirements, approaches and near-term and longer-term transformation objectives. We believe that our comprehensive capabilities and go-to-market strategy enable us to address our clients’ varied needs in a flexible way that aligns with their objectives.
Our focus on customer experience informs our approach to designing, building and delivering customer engagement and digital enablement solutions for our clients. We believe that customer experience delivered by empathetic, highly skilled and engaged teams is key to providing a high-quality brand experience to customers. Our team members work with our clients to identify obstacles and opportunities and to craft their visions, design scalable processes and build and deploy solutions to enable growth. We lead our clients through a consultative approach that accelerates their adoption of advanced technologies to deploy and deliver innovative solutions. By leading with digital enablement, we create the opportunity to service the entire customer experience journey and leverage the robust skill sets of our teams to build an effective set of solutions that powers exceptional outcomes. Our approach combines our highly skilled teams with next-generation technology capabilities to provide a packaged solution for our clients that is integrated, contextual and consistent across all channels.
Our Competitive Strengths
We have distinguished ourselves as a next-generation, leading customer experience innovator by leveraging the following competitive strengths:
Cultural Differentiation. We have a unique and differentiated culture that places people and a shared set of values at the forefront of everything we do. We have carefully cultivated our caring culture over the last 17 years by ensuring alignment with the individuals who choose to join our team, the clients we choose to work with and the manner in which we have built and run our business. We have a unique approach to attracting, developing and retaining team members, which underpins a framework that we refer to as our Culture Value Chain (CVC). Our CVC establishes a direct link between a strong culture and the ability to drive higher team member engagement and retention, ultimately leading to superior services and better outcomes for our clients and their customers.
We continuously invest in maintaining and improving our culture in a number of ways, including through our approach to attracting and retaining talent. For example, we identify highly skilled, enthusiastic and driven candidates who want to make a positive impact for our clients and the communities in which we live and work. We support our team members’ development with customized coaching and training resources in specific technologies and tools vital in today’s economy and our business. We reward our people for being dedicated brand ambassadors and thought leaders with deep industry acumen. Recognizing the importance of the workplace environment, we believe we have built inspiring, world-class physical workspaces. We seek out clients that share our corporate values. We apply a strict code of ethics toward client selection and have declined noteworthy projects for clients whose values are not aligned with ours.
Diverse Client Base Across Sectors. Our diverse client base differentiates us from peers and contributes to our growth. We partner with a diverse set of disruptive and established clients across our core industry verticals, including Tech and Games, Communications and Media, eCommerce and FinTech, Healthcare and Travel and Hospitality. Within some of these industry verticals, we serve clients across several sub-sectors. For example, within Tech and Games, we serve some of the leading social networks and search engines, as well as high-growth online games, ride sharing and real estate technology companies. Additionally, we partner with leading providers of digital assistants, search engines and advertising networks in the delivery of our TIAI solutions. Within eCommerce and FinTech we serve both traditional and next-generation payments and point of sale providers, business-to-business and business-to-consumer software-as-a-service companies, online marketplaces and large financial services institutions.
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
Within our Tech and Games industry vertical, we believe we have been at the forefront of helping social networks manage the rapidly expanding volume of user-generated content on their platforms. We use AI/ML-assisted solutions to help clients monitor content for compliance with local policies and regulations. With TIAI Data Solutions, we also provide data annotation services to generate the critical high-quality data required to support our clients as they refine the AI models used in their search engines, social media networks and other cutting-edge products, among other applications. Additionally, we have leveraged our deep understanding of “gamer culture” to partner with several leading Games clients to support the high player growth they have seen over the past several years by deploying player support solutions.
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
Comprehensive, Integrated Capabilities to Enable Digital-First Experiences. We have proactively built a set of integrated capabilities to deliver innovative customer experience solutions for our clients’ customers. Our services span design, build and deliver, so that we are able to offer clients a complete, transformative, digitally enabled solution, or a discrete solution to address or complement specific aspects of their existing customer experience strategy. Furthermore, our ability to design, build and deliver integrated solutions that combine both process and technology enables us to holistically address our clients’ most complex and pressing challenges and needs. For example, we combine expertise in IT lifecycle services, including applications development, cloud implementation and advanced analytics and automation with customer experience delivery capabilities around omnichannel customer support, Contact Center-as-a-Service (CCaaS), and work-from-anywhere solutions.
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
Best-in-Class Technology and Processes. We rely on best-in-class technology to power everything we do. By virtue of our TELUS pedigree, we have built our business with a deep understanding of the importance of technological reliability and availability, fueling our “always-on” carrier-grade network infrastructure. This infrastructure is augmented by our next-generation private and public cloud-based architecture, which enables our complete suite of integrated services. We believe that, unlike most of our peers, we are not encumbered with legacy technology infrastructure. This enables us to be agile, efficient and scalable, which we believe is a competitive advantage. Additionally, the next-generation tools we deploy internally across our over 62,000 team members enable them to more efficiently and effectively carry out their roles on behalf of our clients. For example, our platform is capable of self-learning through advanced machine learning algorithms and employs natural language understanding (NLU) and natural language generation (NLG) to simulate complex human-like dialogue.
We leverage cloud-based data warehouse solutions that provide us with a flexible and scalable architecture. We use application programming interfaces (APIs) that connect into some of our clients’ enterprise resource planning, workforce management and other customer data sources that enable us to capture and analyze data and ultimately react more quickly to changing client needs. In addition, with data visualization tools we can look at data quickly from several perspectives. Finally, with our data in the cloud, we are able to run AI models across multiple data sources available to us to drive unique customer results.
Our deep technology expertise also enables us to leverage our proficiency in AI and automation for the benefit of our clients to help them manage their information, derive valuable insights and implement a comprehensive data strategy. At scale, we deliver end-to-end solutions and data engineering capabilities to drive vision and value for our clients. For example, our proprietary AI-powered chatbot platform that we call intelligent TELUS International Assistant (iTIA) not only supports all forms of customer interactions but also provides advanced features, such as sentiment analysis, to provide team members with critical contextual information. iTIA enables faster resolution of customer queries through automation, saving high-value human talent for high-complexity interactions. iTIA can be programmed to access data directly from our clients’ back-end systems and to execute authorized transactions on behalf of their customers, for example changing payment methods or account plans.
Globally Scaled and Agile Delivery Model. Over several years we have built a differentiated global delivery model enabled by next-generation technology with the scale and agility needed to best serve our clients. Our over 62,000 team members are strategically located in 53 delivery locations across Asia-Pacific, Central America, Europe and North America. Substantially all of our delivery locations are connected through a carrier-grade infrastructure with correspondingly high resiliency and security. Our fully virtualized, cloud-based infrastructure enables seamless collaboration and enhances our ability to pivot client solutions across multiple regions, time zones and channels.
The sophistication, agility and scale of our delivery capabilities enable us to tailor our delivery strategy in order to respond quickly to shifting client demand as well as idiosyncratic events. For example, during the COVID-19 pandemic, we were able to continuously serve our clients’ needs despite the mandatory closure of many facilities. We shifted work toward digital channels, re-deployed teams across different client accounts and geographies and enabled over 95% of our worldwide team members to work from home. Through our TIAI Data Solutions offering, we have a crowdsourced community of data annotation professionals forming a global community of contributors that also maximizes business availability and business resiliency. During the COVID-19 pandemic, TIAI Data Solutions’ crowdsourced community, which has already been working from home and on flexible schedules, enabled TIAI Data Solutions to continue to seamlessly support its clients.
Proven Leadership Team. We have a proven leadership team with a successful track record of executing our strategic vision, driving growth across our business, integrating acquisitions both operationally and culturally and maintaining our unique culture. Our leaders not only possess significant and diverse skills and experience, but are committed to leading by example and living our corporate values. Our senior leadership team has over 150 years of combined experience, including extensive industry experience within IT and customer experience management, as well as public company experience.

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
Furthermore, we believe that we have visibility into areas of fast-growing and high-value adjacent service offerings that are relevant to our clients by virtue of several factors, including our domain expertise, our strength in both customer experience, IT, AI data annotation services and our ability to understand and anticipate our clients’ challenges. We seek to continue to leverage these strengths to identify new opportunities and capitalize on emerging trends to deliver greater value and to further grow within our client base. For example, our relationship with a global eCommerce client started with the provision of customer care services and later expanded to IT services due to the high quality of our work and strength of our technology. Additionally, our ability to hire, onboard and manage a large community of qualified annotators, and further develop our proprietary crowdsourcing platform and tools, positions us to expand our existing relationships with technology and large enterprise clients.
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
The capabilities and solutions we have developed can be adapted and easily used to meet the needs of clients in additional industry verticals and sub-sectors that are increasingly pressured to transform. We will continue to leverage current processes, services and solutions to design and build new offerings to address new clients’ needs for better customer experience management.
Leverage Technology and Process to Drive Continuous Improvement. We strive to continuously iterate and improve upon our operations to optimize the overall efficiency of our organization, enhance operating leverage and margins and better serve our clients. Our organization has over 6,300 “Six Sigma” certified team members that help us better leverage our technologies, processes, policies and practices to improve operational excellence and drive productivity at scale. These capabilities create the opportunity to reinvest in key initiatives and implement best-in-class technologies across functional areas, which we believe will further expand our competitive and operational advantages.
Our approach to innovation includes applying methodologies and technologies internally to evaluate viability and scalability before deploying our solutions to clients. We aim to continue growing both organically and inorganically, and we believe that the returns generated by our focus on technology-enabled efficiency across the organization will increase.
Enhance Core Capabilities with Strategic Acquisitions. We intend to continue to enhance our core capabilities and solutions through acquisitions that support our strategy to design, build and deliver exceptional customer experiences for our clients. We seek out acquisition opportunities that expand the breadth of our service offerings, enhance the depth of our IT capabilities and accelerate our presence in attractive client industry verticals. We seek to acquire companies that have the potential to enhance our capabilities and which we believe will contribute positively to our financial profile and that are culturally aligned with our values. For example, our recent acquisition of Playment further augments the data annotation capabilities forming part of TIAI Data Solutions with 2D and 3D image and video annotation, including for computer vision, powering innovations such as autonomous driving, expanding our total addressable market and the set of solutions we are able to offer to our key clients, particularly in our Tech and Games industry vertical.

Solutions and Services
We have built comprehensive, end-to-end capabilities with a mix of industry and technology expertise to support our clients in their customer experience and digital enablement journey. Clients have different requirements, approaches and near- and long-term objectives that need to be balanced effectively to develop deep and enduring relationships. Our go-to-market strategy addresses our client’s needs, in the order of priority that best suits their objectives and with the flexibility to evolve with them as their needs develop.
Our highly skilled and empathetic team together with our deep expertise in customer experience processes, next-generation technologies and expertise within our industry verticals is core to our success. We combine these with our ability to discover, analyze and develop new technologies in our centers of excellence to continuously evolve and expand our solutions and services.
Our services support the full lifecycle of our clients’ digital transformation journeys and enable clients to more quickly embrace next-generation technologies to deliver better business outcomes. We fuel the various stages of our clients’ growth, from their strategic and innovative beginnings to their next-generation tech and IT service needs and to their realization of a vision for CX process and delivery.
Next-gen DX, CX, Digital Platform & Digital
Operations Solutions
Strategy and Innovation—Understand and Define Client Needs to Innovate and Develop Plans
Customer experience is at the heart of any digital transformation; however, implementing a successful CX-centric digital transformation can be a complex undertaking for any organization. With our intuitive design approach, we help our clients design next-generation business practices based not only on transforming technology, but also on transforming processes and culture. We partner with our clients to define their needs, identify their ideal future state and develop strategies that are focused on enabling customer-centric experiences. We advise clients on the best way to re-engineer and re-architect technology systems and our teams of experts develop custom technology solutions to meet those objectives.
Next-Generation Digital Strategy. Our teams advise clients on crafting their long-term strategy roadmap and design scalable processes to help clients achieve their digital enablement goals. We strive for enhanced business outcomes for our clients by focusing on the needs of their end-customers while developing effective strategies together. We help our clients formulate actionable strategies to transform their business model by taking advantage of the new ecosystems, infusing product development with new technologies and building platforms that deliver high-quality customer experiences.

Ideation on Innovation. We help our clients innovate their approach to interactions with customers by collaborating with them in the ideation process. Our approach to ideation leverages not only our strong process and technology expertise but also our experience of delivering empathetic and caring human experiences. Our experts use our centers of excellence and innovation labs to help our clients ideate and innovate. In addition, organic innovation by our team members is encouraged which has resulted in Global Innovation Centers (GIC). For example, our talent acquisition team established a GIC to focus on recruiting practices resulting in deployment of knowledge base bots for onboarding new team members.
UX/UI Design. As online and mobile environments have become increasingly important, our team of experts build human-centered, data-driven experiences that enhance customer loyalty for our clients. Leveraging our design thinking process and skills in visual and experience design, we create intuitive products to deliver meaningful customer experiences. We help clients in various industry verticals to build innovative products customized specifically to their industry and customer needs. We offer comparative and explorative usability tests along with usability evaluation to ensure that the experiences we design and ultimately build and support are both client-centric and technically effective.
CX Process Consulting—including Customer, Employee and System Journey Mapping. Our CX process experts help evaluate customer experience processes for our clients by leveraging their deep understanding of customer experience and related business processes as well as technologies within our clients’ particular industry verticals. We leverage our agile methodology to obtain relevant information, perform a value analysis to identify efficiencies and automation opportunities and facilitate process redesign. This creates a comprehensive picture of how our clients engage with their customers and how they can redesign the customer experience processes to deliver improvements in cost, revenue and customer satisfaction.
Next-Gen Tech and IT Services—Building Digital Customer Systems using Next-Gen Technologies
Our clients often need to re-engineer their customer experience systems to provide a seamless, contextual, consistent and personalized customer experience across all channels—digital or human. To do this, they need to modernize their core systems and applications, while at the same time build new solutions that leverage technologies like cloud, mobile, AI, automation, IoT, analytics and more. Combining our expertise in various industry verticals and our deep understanding of applications development, infrastructure and technologies like AI, automation, cloud, mobile and others, we strive to develop solutions that help our clients to deliver the best possible experience to their customers.
Our expertise in delivery of a range of next-generation technologies enables us to build, test, deploy and continually enhance custom applications and integrate and implement customer experience software-as-a-service solutions with other client applications. We help clients re-architect their systems to take advantage of cloud and mobile computing. We use our advanced analytics and AI/ML capabilities to analyze data from internal and external customer databases for our clients. We also work with our clients to improve the efficiency of their IT processes by automating testing and deployment of software. Our experts identify processes within the customer experience journey that could benefit from automation and, where appropriate, implement tools such as chatbots and RPA. We also deploy technologies and productivity tools, real-time natural language processing and data visualization to better equip our team members to run the customer experience processes that are outsourced and entrusted to us by our clients. The key services underlying our Next-Gen Tech and IT Services solution are:
Engineering, Application Development and Quality Assurance (QA). Our end-to-end application development services are designed to transform our clients’ customer experience-related application portfolios by supporting the entire application lifecycle. This includes application strategy, application development and modernization, testing, QA, deployment and continual updates or enhancements. We help our clients develop applications with a cloud and mobile-first approach. This allows clients to leverage cloud delivery for enhanced scalability and flexibility, a critical component for digital enablement. Mobile-first strategies allow clients to take advantage of the customer shift to mobile devices. In addition to supporting web and mobile interfaces, we empower customer engagement across all touchpoints such as progressive web apps, chatbots, voice apps, AR/VR experiences, wearables and others.
We use agile methodology, microservices and APIs to build custom applications. We have capabilities using a range of software engineering technologies and tools to build high-quality software for our clients. We also implement Software-as-a-Service (SaaS) customer applications and integrate them with customized customer experience-related applications or other business applications of clients. We continually enhance custom applications we have developed using DevOps practices and tools.
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
Data Annotation, AI/ML and Intelligent Automation—including RPA and Chatbots. We have expertise in AI technologies and ML to assist our clients to improve customer experience. We provide data annotation in domains such as search relevance, image/video labelling for smart cities, audio transcription and facial recognition to our clients who utilize AI technologies. We also use AI-based conversation bots in customer engagement situations to augment or simulate human interactions enabling 24/7 personalized responses to customers. We use a combination of internally developed and market-available tools to create advanced ML algorithms, as well as NLU and NLG to simulate complex human-like dialogues in our self-learning, enterprise-grade CX platform. We offer flexible deployment models for this technology through adaptive pricing models, and also provide managed services to maintain quality, moderate responses and deliver actionable insights through analytics. Through TIAI Data Solutions, we collect, annotate and validate data in text, images, videos and audio in more than 500 languages and dialects, including for computer vision, for technology companies in social media, search, retail and mobile. With these new capabilities, we can provide our clients with data annotation through various service offerings and the use of a proprietary annotation solutions used in the development of AI algorithms used to power machine learning. These services and solutions help improve functionality and deliver secure, compliant, scalable and high-quality solutions for our clients.
We also use advanced analytics and AI techniques to analyze structured and unstructured consumer datasets to provide a unified data view of end customers’ entire transaction history with the client, and derive real-time insights from it to provide a personalized customer experience.
iTIA is our proprietary bot platform, which helps with all forms of customer interactions, from simple to complex. For example, from automating frequently asked questions, routing conversations, collecting feedback, paying bills and booking appointments, our cognitive solution combines the best of innovative technology with enhanced customer experiences and business process intelligence to set the stage for meaningful conversations. Features include sentiment-based routing which recognizes customer sentiment and intuitively directs chats to human support if required, voice-enabled multilingual capabilities, and built-in language translation capabilities to enable users to converse with the bot in their own language.
Our intelligent platform works hand in hand with human agents to enhance the overall customer experience. Moreover, we understand the challenges businesses face in this regard, and as a developer and user of the platform, we can partner with clients to implement to improve business outcomes.
RPA Intelligent Insights is a diagnostic platform tool that aligns human and digital workforce to manage the end-to-end lifecycle of digital co-workers. It measures and tracks performance of each co-worker and enables businesses to make better strategic decisions. RPA Intelligent Insights is open source and can be integrated with market leading RPA platforms.
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
Workforce Transformation. Our clients need specialized, efficient, effective customer experience eco-systems that support their overall vision for their customer’s journey. The output of our CX process consulting creates an executable strategy for our clients to make a thorough and dramatic change to their customer experience teams and resource utilization. With our domain expertise, we build best practice workforce solutions using innovative people and digital solution combinations.

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
Content Moderation, Trust and Safety. Our approach to content moderation enables clients to keep their users safe and manage their online reputation. Our clients understand that using trusted platforms promotes improved user experiences, thereby driving user growth and revenue. We combine digital tools with human support to provide a robust trust and safety framework to monitor our clients’ businesses. Our customizable and scalable content management solutions can also help clients boost their social media presence, increase their user base and attract more customers through social and e-commerce channels. We offer dynamic hyper-localized moderation, covering client policies that incorporate local regulatory standards where applicable. Spanning 28 countries and covering over 50 languages, our global team is sensitive to, and understands the importance of, considering the cultural, regional and sociopolitical nuances of local markets in their reviews. In addition, our moderation services also extend to verifying advertisements for compliance and protecting online marketplaces, as well as peer-to-peer group monitoring that is prevalent in today’s gaming platforms.
We develop highly trained and well-supported resilient team members who we refer to as “digital first responders” and who are supported by advanced, automated AI and digital moderation tools specifically designed to help brands safeguard their user communities by actively screening and removing threatening, offensive, illegal or otherwise inappropriate content or actions that contravene our clients’ policies and community guidelines.

Core to our solution is a specialized talent acquisition and hiring process. The short- and long-term well-being of our team members is considered from the beginning of the relationship. We remain keenly aware of the potential concerns that may arise as team members review raw user-generated content, which is why trying to hire team members with the right character, skills and experience contributes to creating a resilient team. In addition, we establish realistic expectations of our moderators. Beginning with the interview process and extending to the new hire training, we set very specific program expectations that outline the type of content to anticipate, including details of the types of extreme content they may be exposed to and how to handle the unexpected.
We believe our program is different because we focus on well-being management through a variety of programs, including workflow rotation that is based on volume and severity of content screened and mental health counselor input. We also conduct relevant training for different work options, tools and knowledge built in other industries to help manage stress and build resilience. We have developed and continue to evolve our psychosocial risk approach, which was developed by psychology experts.
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
Our Delivery Model
We use an agile global delivery model to provide next-generation customer experiences to clients. Substantially all of our delivery locations are connected through a carrier-grade infrastructure backed by cloud technologies, enabling globally distributed and virtualized teams and high resiliency and security. We are unencumbered by legacy infrastructure, which we believe is a competitive advantage. Our agile delivery model enables us to augment or seamlessly redeploy teams across different geographic locations and client accounts. The interconnectedness of our teams and ability to seamlessly shift interactions between physical and digital channels enables us to tailor our delivery strategy to clients’ evolving needs. It also allows us to respond to changes in demand or adapt to idiosyncratic events with agility. We also deployed solutions like bots, web-chats and emails as customers of our clients migrated to digital channels. The speed and quality with which we are able to respond is in large part due to the agile nature of our global delivery model and the investments we have made in the technology infrastructure to run the delivery network.
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
Within TIAI Data Solutions, we use a crowdsourcing model, which allows us to access talent that is global, flexible and scales to meet the geographic, demographic or cultural data needs of our clients across different parts of the world. Annotators are provided with purpose-built educational materials and tools, and through our proprietary platform, we have the ability to track each annotators’ efficiency, virtually oversee quality management protocols, and process payments to our annotators across more than 88 countries. This AI community is organized through a framework that provides for annotator sourcing, education and management that is supported by team members around the world.
In Asia-Pacific, we have 12 delivery locations. Our talent acquisition in Asia-Pacific benefits from a local emphasis on education creating a highly qualified workforce with extensive language capabilities. In India and the Philippines, for example, we are able to attract skilled team members with expertise in next-generation technology with substantial language capabilities. Through our caring culture, we are able to engage and develop these team members which leads to higher tenure and proficiency.
In Central America, we have eight delivery locations in close proximity to our large North America client base. Our team members in Central America are drawn from a large population of fluent English and Spanish speakers. In our delivery locations in Central America, we benefit from developed telecom and energy infrastructure. In Guatemala, we benefit from an engaged workforce and regionally competitive labor costs. In El Salvador, we gain access to a young and educated population.
In Europe, we have 29 delivery locations, with a number of these locations being in close proximity to client locations. Our multi-lingual team members are selected from a skilled talent pool in a centrally located geographic location. For example, in Bulgaria, we are able to employ an educated and skilled team; in Romania, there is a large talent pool with technology skills; and in Ireland, talent converges from many global origination points, creating a diversified talent pool. We also have extensive coverage in Germany, where we can focus on meeting the high demand for German-language support but also benefit from the availability of many skilled workers, who are drawn to Germany as one of the largest global and European Union economies. In Turkey, as a transcontinental country that sits between Europe and Asia, we benefit from multilingual resources who speak Turkish, Kurdish and Arabic.
In North America, we have four delivery locations and recruit from a skilled talent pool with geographic proximity to many of our largest clients. Additionally, North America is where the majority of our sales, marketing, operational support and services team members work from a virtual office environment, which facilitates collaboration, and in some cases collocation, with our clients. A flexible work environment enables us to attract and retain talent, improve agility, operational efficiency and productivity of our organization, as well as enable robust business continuity planning.
The workspaces in our delivery locations are designed to inspire and promote productivity. We leverage virtual and in-person site visits to both prospective team members and clients to showcase the strength of our engaged workforce and modern delivery locations. We have technology partnerships with Appian, Automation Anywhere, Blue Prism, Cisco, Google Cloud, itopia, Salesforce, Thrio, UiPath, Upstreamworks, Verint and Workvivo to support our delivery model.
Clients
We work with global and disruptive brands across industry verticals in which exceptional customer experience is critical. Global industry leaders expect long-term partnerships and are focused on digital transformation, while disruptive brands seek agile and culturally aligned partners that can reliably scale operations to support their business and geographical expansion aspirations. We respond to their needs by delivering on our promise of globally scalable customer experience and innovation while demonstrating cultural affinity. By engaging them across the design-build-deliver lifecycle, we forge long-term relationships where we are regarded as the partner of choice for their digital transformation journey. As a customer-first organization, we focus on driving global service excellence and sustaining long-term relationships with our clients, often expanding our relationship through multiple lines of business and driving year-over-year revenue growth.
Today, our clients include companies across the following high-growth verticals: Tech and Games, Communications and Media, eCommerce and FinTech, Healthcare and Travel and Hospitality. In 2021, Tech and Games, Communications and Media, and eCommerce and FinTech represented approximately 46%, 24% and 12%, respectively, of our revenue. We have several key client relationships. Our relationship with TELUS, our second largest client, part of our Communications and Media vertical, and our controlling shareholder, in particular, has been instrumental to our success. TELUS provides significant revenue visibility, stability and growth. In fiscal 2021, 2020 and 2019, revenue from TELUS represented approximately 16.1%, 19.6% and 26.2% of our revenues, respectively. Our largest client for the fiscal year ended December 31, 2021, a leading social media company and part of our Tech and Games vertical, accounted for approximately 17.7% and 15.6% of our revenue for fiscal 2021 and 2020, respectively. Our third largest client, Google, also part of our Tech and Games vertical, accounted for approximately 11.0%, 7.5% and 12.2% of our revenue for the fiscal years ended 2021, 2020 and 2019, respectively. In fiscal 2021, our top ten clients represented approximately 61% of our revenue, as compared to 62% in 2020 and 67% in 2019.
Our clients include some of the leading social networks and search engines, as well as high 2017 to 2021-growth online games, ride sharing and real estate technology companies. These companies place a premium on high-quality brand experience and entrust us to represent their brands because of our quality, differentiated approach to delivering innovative, end-to-end CX solutions and carrier-grade technology infrastructure.
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
Sales
We have a robust sales strategy focused on profitably increasing revenues from existing clients and generating sales from new clients within our targeted verticals. Our holistic sales approach involves our “hunters”, “farmers” (also referred to as “client relationship managers”), sales engineers, digital experts, digital services solutions teams and senior leaders. We run a highly coordinated sales and marketing organization that comprises strategy, solution design and bid management, marketing, lead generation, sales and account teams. We organize and track our sales and marketing activity by our industry verticals: Tech and Games, Communications and Media, eCommerce and FinTech, Healthcare and Travel and Hospitality. Our industry vertical-focused approach enables us to scale at speed and provide comprehensive solutions. We currently have over 200 team members in our sales, sales support, customer relationship management, and marketing teams located across our four geographic regions. As a client-centric organization, every one of our over 62,000 team members is part of our sales effort by either directly leading our sales pursuits or by supporting sales activities. This mindset demonstrates our intense focus on exceptional service for our clients.
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
Marketing
We believe we have a unique brand appeal that is recognized and appreciated globally. We seek to be the provider of choice for global brands who value premium CX/DX and we are widely recognized for our caring culture. We focus on driving demand and brand awareness through a combination of thought leadership content on the overall industry and vertical and horizontal solutions, web marketing, industry recognition in the form of awards and rankings and customer events, which appeal to both clients and team members.
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
Digital Marketing. Our strong media presence and engagement through our website and social media presence drive lead generation, brand awareness and sales each year. Through the launch of TELUS International Studios, a dedicated podcast channel, we share CX/DX success and insights by partnering with leading brands and industry experts. Our global marketing teams leverage state-of-the-art marketing automation tools to capture and nurture leads from across channels and integrate them with our global sales operations. Our ability to amplify our content through various search engine optimization and management initiatives, including ad campaigns, has helped drive an increase in web traffic, which enables prospective clients to more easily find us.
Recognition. We have earned numerous industry recognition and awards by participating in industry evaluation reports conducted by research firms such as Gartner, Everest Group, Frost & Sullivan, NelsonHall, IDC MarketScape and HfS Research. Recent awards include:
•Everest Group’s CXM Services PEAK Matrix 2021—Leader, which we earned for the third consecutive year;
•the IAOP Global Outsourcing 100, to which we were named for the fifth consecutive year;
•the IDC’s Marketscape - Worldwide Digital Customer Care Services - Leader; and
•HfS’s Top 10 Digital Contact Center Services, top 3 placement.
We are frequently recognized by various global and regional professional bodies as a desirable place to work among top employers globally for our engaging culture and our commitment to corporate social responsibility. We leverage this recognition to showcase the strength and success of our abilities to clients who seek industry-leading digital transformation partners.
Public Relations. Our marketing strategy includes brand positioning through targeted news coverage in business publications such as Forbes, Fast Company, Fortune, Inc. and CEO Today. We also manage a structured pipeline of upcoming press releases covering analyst relations, business updates, product launches and management and team member updates.
Competition
The sectors in which we compete are global, fragmented, and rapidly evolving. We face competition primarily from:
•in-house technology and customer experience management teams;
•digital transformation services providers such as Endava, EPAM and Globant;
•globally diversified IT and BPO service providers such as Accenture, Cognizant, Genpact and WNS;
•customer experience providers such as 24-7 Intouch, TaskUs, Teleperformance S.A. and Webhelp; and
•single-threaded data annotation providers such as Appen.
We believe that the main competitive factors in our business include digital capabilities, comprehensiveness of offerings, vertical and process expertise, global delivery capabilities, team member engagement and retention, reputation, track record and financial stability. We believe that we compete favorably with respect to each of these factors.

Oversight of ESG

Our board of directors and senior leaders believe that taking ESG matters into account in decision-making is important to the long-term sustainability and viability of the company. As we embark on launching our ESG program, our board applies an ESG lens to corporate strategy development and decision-making. In 2021, our board tasked the governance and nominating committee with overseeing our progress towards our ESG priorities. Our governance and nominating committee meets at least once each quarter and otherwise as necessary. This committee has identified our chief legal officer (CLO) as point-person on governance and the chief corporate officer (CCO) as point-person on all ESG-related matters. The CLO and CCO report directly to our president and CEO. Moving forward, the CCO and members of the management team will provide updates to the governance and nominating committee and to our board on goal-setting, challenges and progress related to our ESG priorities.
Our board-approved ESG priorities are:
•hiring, motivating and promoting diverse and talented team members who exceed customer expectations, including through impact sourcing programs;
•giving back to the communities where we live, work and serve by creating meaningful, lasting impact through the efforts of our team members;
•supporting a sustainable planet for all by supporting the principles of refuse, reduce, reuse, recycle, repurpose; and
•adhering to principles of strong corporate governance.

Corporate Social Responsibility
At TELUS International, corporate social responsibility (CSR) and giving back to the communities in which we operate is an integral part of our culture, and we believe a key factor in the success of our company. We believe that the focus of operating as a socially responsible company serves to motivate and deepen the engagement of our team members, builds stronger relationships with our clients and team members and positively impacts the communities in which we operate.
We understand the relationship between the success of our Company and the well-being of the communities in which we live, work and serve. Many of our team members and clients take great pride in bringing meaningful change to their own communities. Our “TELUS Days of Giving” are annual volunteer events that unite thousands of our global team members around a common cause. Since 2007, almost 225,000 TELUS International volunteers have impacted the lives of more than 250,000 people across the globe. These projects have helped support a wide range of causes such as education, healthcare, housing, the environment, children’s safety, community development, employment, entrepreneurship, diversity and inclusion in several countries, including Bulgaria, El Salvador, Guatemala, India, Ireland, the Philippines, Romania and the United States. TELUS Days of Giving events have entailed building schools in Central America, refurbishing centers for young children in Eastern Europe, constructing entire villages for the homeless in the Philippines and planting trees. In 2021, we also hosted virtual running challenges around the world to raise funds for a number of our charitable organizations, distributed hygiene kits and school supplies to students in need, delivered care packages to healthcare workers, among other initiatives. We are dedicated to creating ongoing, lasting partnerships with both our CSR partners and clients, who share our sense of social purpose. Some examples of our initiatives include:
Community Boards. We encourage our team members across the globe to stay active in their communities, including through our TELUS International Community Boards in the Philippines, Guatemala, El Salvador, Bulgaria and Romania. Since 2011, our Community Boards have distributed approximately $4.6 million to local charities impacting more than 1.2 million people. Community Boards bring together local community leaders, as well as our own local tenured team leaders, to support multiple grassroots charities in communities that may otherwise lack access to the resources they need to accomplish their social missions.
HOPE (Helping Our People through Education). HOPE is an eight- to ten-month program that teaches English and various job skills to students in Central America; upon completion, they are provided with an opportunity to secure long-term employment at TELUS International, with the goal of enabling them to support themselves and their families.
The “Give” After-School Program. For eleven years, our volunteers in El Salvador have been actively involved in improving the education of young children. In partnership with Glasswing International, our volunteers lead after-school programs, sharing their skills in arts, sports and academics.

Team Member Resource Groups. We support affinity groups for our team members. Spectrum, our resource group for lesbian, gay, bisexual, transgender, two-spirited, queer and allied team members, helps create a more diverse and inclusive work environment at TELUS International through social activism, education and community events. Connections is a women’s network at TELUS International that seeks to create an inclusive community and connect women in the Company through mentorship, speaker events, panels, workshops and other career development opportunities.
Our prioritization of CSR is intended to provide all of our stakeholders with a shared sense of social purpose. Many of our clients join us to take part in our TELUS Day of Giving events around the globe each year, enabling us to work hand-in-hand with them to make a difference in improving the lives of children, enhancing education and alleviating extreme poverty. It is this kind of partnership that we aspire to create and that we believe is important to our current and future success.
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
Labor and Employment. We are subject to laws and regulations governing our relationships with our team members in all countries where our team members reside. These laws and regulations include wage and hour requirements, work and safety conditions, benefits, citizenship requirements, work permits and travel restrictions, human and civil rights legislation and privacy laws.
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
Taxation. Several of our facilities, primarily located in the Philippines and India, benefit from tax incentives designed to encourage foreign investment. In the Philippines, these incentives are administered by the Philippine Economic Zone Authority (PEZA) and initially provide a four-year tax exemption for each PEZA registered location, followed by a preferential tax rate of 5% of gross profit. The CREATE Act, signed into law in March 2021, grandfathers existing incentives but limits the 5% tax on gross profit period to 10 years. CREATE established a new incentive program with similar benefits including an income tax exemption period followed by either the 5% preferential tax on gross profit or the proposed regular corporate tax rate of 25% but with enhanced tax deductions. Certain of our delivery locations in India, which were established in Special Economic Zones, are eligible for tax incentives that are expected to be phased out commencing 2024 through 2034. These delivery locations were eligible for a 100% income tax exemption for the first five years of operation and a 50% exemption for a period of up to 10 years thereafter if certain conditions are met. Additionally, there were new delivery locations established during the fiscal year ended December 31, 2019, which are eligible for tax incentives until 2034. See “Item 3D Risk Factors—Risks Related to Our Business—Our financial condition could be negatively affected if countries reduce or withdraw tax benefits and other incentives currently provided to companies within our industry or if we are no longer eligible for these benefits”, “Item 3D—Risk Factors—Risks Related to Our Business—Our business may not develop in ways that we currently anticipate and demand for our services may be reduced due to negative reaction to offshore / nearshore outsourcing or automation from the public”, “Item 3D—Risk Factors—Risks Related to Our Business—Tax legislation and the results of actions by taxing authorities may have an adverse effect on our operations and our overall tax rate”, “Item 3D—Risk Factors—Risks Related to Our Business—Certain income of our non-Canadian subsidiaries may be taxable in Canada, and if the Canadian tax authorities were to successfully dispute the quantum of such income, our tax expense and tax liability may increase”, “Item 3D—Risk Factors—Risks Related to Our Subordinate Voting Shares—There could be adverse tax consequence for our shareholders in the United States if we are a passive foreign investment company”.

C.Organizational Structure
TELUS is our controlling shareholder. See “Item 7A—Major Shareholders”. As at December 31, 2021, we have the following “significant subsidiaries”, as such term is defined in Rule 1-02 of Regulation S-X under the Securities Act, all of which are directly or indirectly wholly-owned:
•TELUS International Philippines, Inc. (Philippines)
•TELUS International Services Limited - Transactel International Services Limited merged with TELUS International Services Limited effective as of December 31, 2021 with the merged entity being called TELUS International Services Limited (Ireland)
•TELUS International AI Inc. (Delaware)
D.Property, Plant And Equipment
At December 31, 2021, we had 53 delivery locations and global operations in 28 countries. We also have two corporate offices located in Toronto and Vancouver. All of our facilities are leased, with a total leased area of approximately 360,000 square meters (approximately 3,875,000 square feet).
ITEM 4A    UNRESOLVED STAFF COMMENTS
None.
ITEM 5    OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A.Operating Results
Overview
We are a leading digital customer experience (CX) innovator that designs, builds and delivers next-generation solutions, including AI and content moderation, for global and disruptive brands. Our services support the full lifecycle of our clients’ digital transformation journeys and enable them to more quickly embrace next-generation digital technologies to deliver better business outcomes. We work with our clients to shape their digital vision and strategies, design scalable processes and identify opportunities for innovation and growth. We bring to bear expertise in advanced technologies and processes, as well as a deep understanding of the challenges faced by all of our clients, including some of the largest global brands, when engaging with their customers. Over the last 17 years, we have built comprehensive, end-to-end capabilities with a mix of industry and digital technology expertise to support our clients in their customer experience and digital enablement transformations.
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

We have built comprehensive, end-to-end capabilities with a mix of industry and digital technology expertise to support our clients in their customer experience and digital enablement journeys. Our services support the full scope of our clients’ digital transformations and enable clients to more quickly embrace next-generation digital technologies to deliver better business outcomes. We provide strategy and innovation, next-generation technology and IT services, and CX process and delivery solutions to fuel our clients’ growth. Our highly skilled and empathetic team members together with our deep expertise in customer experience processes, next-generation technologies and expertise within our industry verticals are core to our success. We combine these with our ability to discover, analyze and innovate with new digital technologies in our centres of excellence to continuously evolve and expand our solutions and services.
We have built an agile delivery model with global scale to support next-generation, digitally-led customer experiences. Substantially all of our delivery locations are connected through a carrier-grade infrastructure backed by cloud technologies, enabling globally distributed and virtualized teams. The interconnectedness of our teams and ability to seamlessly shift interactions between physical and digital channels enables us to tailor our delivery strategy to clients’ evolving needs. We have over 62,000 team members in 53 delivery locations and global operations across 28 countries. Our delivery locations are strategically selected based on a number of factors, including access to diverse, skilled talent, proximity to clients and ability to deliver our services over multiple time zones and in multiple languages. We have established a presence in key global markets, which supply us with qualified, cutting-edge technology talent and have been recognized as an employer of choice in many of these markets. In addition, TELUS International AI Data Solutions (which was formed with the data annotation business we acquired from Lionbridge Technologies Inc. at the end of 2020, and the 2D, 3D and computer vision data annotation capabilities we obtained through our acquisition of Playment in 2021) utilizes the services of crowdsourced contractors that are geographically dispersed across the globe.
Today, our clients include companies across high-growth verticals, including Tech and Games, eCommerce and FinTech, Communications and Media, Travel and Hospitality and Healthcare. Our relationship with TELUS Corporation, one of our largest clients and controlling shareholder, has been instrumental to our success. TELUS Corporation provides significant revenue visibility, stability and growth, as well as strategic partnership for co-innovation within our Communications and Media industry vertical. Our master services agreement with TELUS Corporation (TELUS MSA) provides for a term of ten years beginning in January 2021 and a minimum annual spend of $200 million, subject to adjustment in accordance with its terms. For more information, see “Item 7B—Related Party Transactions—Our Relationship with TELUS—Master Services Agreement”.
Business Acquisitions
We continue to enhance our service offerings and delivery platform through both organic growth and strategic acquisitions that support our strategy to design, build and deliver customized solutions for our clients. We typically account for these acquisitions as business combinations and record the assets acquired and liabilities assumed at fair value. Our results are impacted by the effects of purchase accounting, which typically includes the recognition of material intangible assets which result in costs related to amortization expense, in future periods. Our results are also impacted by additional interest expense when an acquisition is financed with incremental borrowings. As a result of our acquisitions, and the impacts described above, our results year-over-year may not be comparable.
In January 2020, we acquired 100% of Competence Call Center (CCC), a leading provider of higher-value-added business services with a focus on trust and safety, including content moderation, for cash consideration of $873 million. The investment was made with a view to enhancing our service offerings and strategic relationships and building a strong presence in Europe. In 2021, we rebranded the entity comprised of substantially all of the assets of CCC to TI Northern Europe (TINE).
In April 2020, we acquired MITS, a leading provider of managed IT services in Canada, offering a mix of cloud technologies, IT sourcing and managed hosting, from TELUS Corporation, our controlling shareholder, in exchange for share consideration with a value of $49 million. This investment was made with a view to enhancing our managed digital services portfolio.
On December 31, 2020, we completed the acquisition of Lionbridge AI, the data annotation business of Lionbridge Technologies, Inc. for cash consideration of $940 million.
On July 2, 2021, we completed the acquisition of Playment, a Bangalore, India-based leader in computer vision tools and services specialized in 2D and 3D image, video and LiDAR (light detection and ranging). The acquisition builds upon our existing domain expertise and experience in data annotation, positioning us to support technology and large enterprise clients developing AI-powered solutions across a variety of markets. In 2021, we rebranded the Lionbridge AI business to TELUS

International AI Data Solutions (TIAI) and added the capabilities of the Playment acquisition. TIAI is one of only two globally-scaled, managed AI training data and data annotation services and platform providers in the world.
Results of Operations

	Years Ended December 31
($ in millions, except per share amounts and percentages)	2021	2020	2019
Revenue	2,194	1,582	1,020

Operating Expenses
Salaries and benefits	1,222	947	617
Goods and services purchased	432	244	177
Share-based compensation	75	29	13
Acquisition, integration and other	23	59	7
Depreciation	115	99	73
Amortization of intangible assets	142	83	19
	2,009	1,461	906
Operating Income	185	121	114
Changes in business combination-related provisions	—	(74)	(14)
Interest expense	44	46	36
Foreign exchange	(1)	(2)	(3)
Income before Income Taxes	142	151	95
Income taxes	64	48	26
Net Income	$78	$103	$69
Earnings per Share
Basic Earnings per Share	$0.30	$0.46	$0.36
Diluted Earnings per Share	$0.29	$0.46	$0.36
Other financial information
Net Income Margin	3.6%	6.5%	6.8%
Adjusted Net Income[1]	$267	$160	$82
Adjusted Basic Earnings per Share[1]	$1.01	$0.71	$0.43
Adjusted Diluted Earnings per Share[1]	$1.00	$0.71	$0.43
Adjusted EBITDA[1]	$540	$391	$226
Adjusted EBITDA Margin[1]	24.6%	24.7%	22.1%
Cash provided by operating activities	$282	$263	$142
Free Cash Flow[1]	$181	$189	$79
Gross Profit[1]	$634	$503	$339
Gross Profit Margin[1]	28.9%	31.8%	33.2%
Adjusted Gross Profit[1]	$891	$685	$431
Adjusted Gross Profit Margin (%)[1]	40.6%	43.3%	42.3%
_________________________________________________
(1)Adjusted Net Income, Gross Profit, Adjusted Gross Profit, Adjusted EBITDA, and Free Cash Flow are non-GAAP financial measures. Adjusted Basic Earnings per Share, Adjusted Diluted Earnings per Share, Adjusted EBITDA Margin, Gross Profit Margin and Adjusted Gross Profit Margin are non-GAAP ratios. These non-GAAP financial measures and ratios do not have a standardized meaning under IFRS and may not be comparable with similar measures presented by other issuers. See “—Non-GAAP Financial Measures and Non-GAAP Ratios” for a reconciliation to the nearest comparable GAAP measure.

Revenue
We earn revenue pursuant to contracts with our clients that generally take the form of a master services agreement (MSA), or other service contracts. MSAs, which are framework agreements with terms generally ranging from three to five years, with the vast majority having a term of three years, are supplemented by statements of work (SOWs) that identify the specific services to be provided and the related pricing for each service. There are a number of factors that impact the pricing of the services identified in each SOW or service contract, including, but not limited to, the nature and scope of services being provided, service levels and, under certain of our MSAs, we are able to share the inflation and foreign exchange risk arising from currency fluctuations. The substantial majority of our revenue is earned based on a time and materials billing model.
Most of our contracts, other than with TELUS Corporation, do not commit our clients to a minimum annual spend or to specific volumes of services. Although the contracts we enter into with our clients provide for terms that range from three to five years, the arrangements may be terminated by our clients for convenience with limited notice and without payment of a penalty or termination fee. Additionally, our clients may also delay, postpone, cancel or remove certain of the services we provide without canceling the whole contract. Many of our contracts contain provisions that would require us to pay penalties to our clients and/or provide our clients with the right to terminate the contract if we do not meet pre-agreed service level requirements.
From period to period, the fluctuation in our revenue is primarily a function of changes to existing SOWs, new SOWs with existing clients, MSAs signed with new clients, and the impact of foreign exchange on non-U.S. dollar-denominated contracts. While we provide a discussion and analysis of our results of operations below, we are unable to quantify the effects of changes in price or volume in relation to our revenue growth. We do not track standard measures of a per-unit rate or volume, since our measures of price and volume are extremely complex. Each of our customers is unique, with varying needs and requirements that span our diverse services offerings, which is reflected in a customized services contract and pricing model that does not fit into standard comparability measurements. Revenue for our services is a function of the nature of each specific service to be provided as specified by each client, the geographical region where the service is to be performed, the skills required and/or the outcome sought, estimated costs to perform, contract terms and other factors.
For the fiscal year ended December 31, 2021, three clients each accounted for more than 10% of our revenues, while in fiscal 2020 and fiscal 2019, two clients each accounted for more than 10% of our revenues. Our largest client for the fiscal year ended December 31, 2021 was a leading social media company. This client accounted for approximately 17.7% and 15.6% of our revenue during the fiscal years ended December 31, 2021 and 2020, respectively. TELUS Corporation, our controlling shareholder, was our second largest client for the fiscal year ended December 31, 2021, accounting for approximately 16.1% of our revenue, and was our largest client for fiscal years ended December 31, 2020 and 2019 accounting for 19.6% and 26.2% of our revenue, respectively. Our third largest client, Google, accounted for approximately 11.0%, 7.5% and 12.2% of our revenue for the years ended December 31, 2021, 2020 and 2019, respectively.
We deliver tailored solutions to a diverse set of clients active in various verticals from our delivery locations around the world. However, these services are marketed, sold and delivered to clients in an integrated manner in order to provide a unified, seamless sales and delivery experience. Our chief operating decision maker reviews financial information presented on a consolidated basis for the purposes of evaluating financial performance and making resource allocation decisions. Accordingly, we report our results and manage our business as a single operating and reporting segment.
The following table sets forth our revenues from our top five industry verticals and other industries based on a percentage of revenue for the periods presented:

	Years Ended December 31
(in millions)	2021	2020	2019
Revenue by Industry Vertical
Tech and Games	$999	$617	$321
Communications and Media	537	481	390
eCommerce and FinTech	259	171	108
Travel and Hospitality	62	54	40
Healthcare	47	36	43
Other(1)	290	223	118
Total	$2,194	$1,582	$1,020
_________________________________________________

(1)Includes among others, retail and other financial services; none of the verticals included in this category are individually more than 3% of revenue.
Our revenue has grown in each industry vertical from 2019 to 2021. During the year ended December 31, 2021, revenue for our Tech and Games, eCommerce and FinTech and Communications and Media industry verticals increased 62%, 51%, and 12%, respectively, compared to the year ended December 31, 2020. During the year ended December 31, 2020, revenue for our Tech and Games, eCommerce and FinTech and Communications and Media industry verticals increased 92%, 58%, and 23%, respectively, as compared to the year ended December 31, 2019. During these periods, the revenue growth in our Tech and Games industry vertical was driven by the acquisition of Lionbridge AI in December 2020 and CCC in January 2020, both of which have clients that are largely categorized to this industry vertical, and continued growth within our existing clients and the addition of new clients through organic channels. The revenue growth in our eCommerce and FinTech industry vertical was primarily attributable to new clients and growth within our existing client base, while the revenue growth in the Communications and Media industry vertical was predominantly driven by higher revenue from TELUS Corporation.
We serve our clients, who are primarily domiciled in North America, from multiple delivery locations across four geographic regions. In addition, our TIAI clients are largely supported by crowdsourced contractors that are globally dispersed and not limited to the physical locations of our delivery centres. The table below presents the revenue generated in each geographic region, based on the location of our delivery centres or where the services were provided from, for the periods presented.

	Years Ended December 31
(in millions)	2021	2020	2019
Geographic Region
Europe	$921	$636	$221
North America	502	346	261
Asia-Pacific	455	337	329
Central America	316	263	209
Total	$2,194	$1,582	$1,020
The number of team members by delivery location is as follows:

	Years Ended December 31
Team Members by Geographic Region	2021	2020	2019
Asia-Pacific(1)	24,812	19,952	19,238
Europe(2)	19,311	15,305	6,449
Central America(3)	14,124	12,219	9,923
North America(4)	3,894	3,142	2,492
Total	62,141	50,618	38,102
_________________________________________________
(1)Comprises China, India, Japan, Philippines, Singapore, and South Korea.
(2)Comprises Austria, Bulgaria, Bosnia and Herzegovina, Czech Republic, Denmark, Finland, France, Germany, Ireland, Latvia, Poland, Romania, Slovakia, Spain, Switzerland, Turkey and United Kingdom.
(3)Comprises Costa Rica, El Salvador and Guatemala.
(4)Comprises Canada and the United States.
Comparison of Years Ended December 31, 2021 and 2020. Our revenue increased $612 million, or 39%, to $2,194 million for the year ended December 31, 2021. Organic revenue growth was $268 million or 17%, which was driven by growth in services provided to existing clients as well as new clients added since the prior year end, while revenue growth from prior year acquisitions was $344 million or 22%, which was largely attributable to our acquisitions of the businesses forming TIAI. Organic revenue growth included a favorable foreign currency impact of approximately 2%, predominantly driven by the higher average EUR:USD exchange rate for the current fiscal year, as compared to the average rate in 2020. Revenue from our top 10 clients for the year ended December 31, 2021 was 61%, compared to 62% in the comparative year. We are unable to quantify the impact of COVID-19 on our revenue.

Comparison of Years Ended December 31, 2020 and 2019. Our revenue increased $562 million, or 55%, to
$1,582 million for the year ended December 31, 2020 compared to the year ended December 31, 2019. The revenue growth was largely due to the acquisitions of CCC and MITS during fiscal 2020, which, together, increased our revenue by $472 million or 46%, while organic revenue grew $90 million or 9%, which was driven by new client acquisitions and growth in existing clients, particularly in the Tech and Games vertical. Organic growth included an increase of $38 million in revenues from TELUS Corporation. We are unable to quantify with precision the impact COVID-19 on our revenue.
Salaries and benefits
Salaries and benefits include all compensation and benefits, excluding share-based compensation, paid to our front-line and administrative employees, including salaries, benefits and other fringe benefits.
Comparison of Years Ended December 31, 2021 and 2020. Salaries and benefits increased $275 million, or 29%, to $1,222 million for the year ended December 31, 2021, due to higher team member count to support business growth and higher average employee salaries and wages. Salaries and benefits as a percentage of revenue decreased to 56% in the year ended December 31, 2021, compared to 60% in the comparative year. The decrease was primarily due to TIAI, which is largely supported by crowdsourced contractors, the costs of which are included in goods and services purchased. Total team member count was 62,141 at December 31, 2021 compared to 50,618 at December 31, 2020.
Comparison of Years Ended December 31, 2020 and 2019. Salaries and benefits increased $330 million, or 53%, to $947 million for the year ended December 31, 2020, which was consistent with the growth in revenue over the comparative year.
Goods and services purchased
Goods and services purchased include items such as software licensing costs that are required to support our operations, contracted labor costs, sales and marketing expenses associated with promoting and selling our services, compliance expenses such as legal and audit fees and business taxes, other IT expenditures, bad debt expenses and facility expenses.
Comparison of Years Ended December 31, 2021 and 2020. Goods and services purchased increased $188 million, or 77%, to $432 million for the year ended December 31, 2021 compared to the year ended December 31, 2020. This increase was largely driven by our acquisitions, in particular TIAI’s crowdsourced contractors, which are recognized in goods and services purchased, and higher software, recruitment and other administrative costs to support the organic growth in our business.
Comparison of Years Ended December 31, 2020 and 2019. Goods and services purchased increased $67 million, or 38%, to $244 million for the year ended December 31, 2020 compared to the year ended December 31, 2019. The increase was driven primarily by higher goods and services purchased expenses attributable to CCC and MITS, which were acquired during 2020.
Share-based compensation
Share-based compensation relates to restricted share unit awards and share option awards granted to employees. These awards include both liability-accounted awards, which requires a mark-to-market revaluation against our share price, and equity-accounted awards.
Comparison of Years Ended December 31, 2021 and 2020. Share-based compensation increased $46 million to
$75 million for the year ended December 31, 2021. The increase was primarily due to higher share-based compensation expense on the equity-accounted awards granted in 2021, which are expensed under the graded-vesting method, resulting in more expense recognized in the earlier years of the vesting period, in comparison to previous awards that were measured using the cliff-vesting method, and mark-to-market adjustments on liability-accounted awards due to the increase in our share price. Equity-accounted awards granted in 2021 are not subject to mark-to-market adjustments.
Comparison of Years Ended December 31, 2020 and 2019. Share-based compensation increased $16 million to
$29 million for the year ended December 31, 2020. The increase was primarily due to mark-to-market adjustments on liability-accounted share-based compensation awards.

Acquisition, integration and other
Acquisition, integration and other is comprised primarily of costs related to our business acquisitions, including transaction costs and integration activities, which could vary from year to year depending on the volume, nature and complexity of the transactions completed in each fiscal year. We also, from time to time, incur costs associated with streamlining our operations, including ongoing and incremental efficiency initiatives, which may include personnel-related costs and rationalization of real estate. Other costs may also include external costs that are unusual in their nature or significance, such as incremental costs incurred in connection with the COVID-19 pandemic, adverse litigation judgments or regulatory decisions, and other costs that do not contribute normally to the earning of revenues.
Comparison of Years Ended December 31, 2021 and 2020. Acquisition, integration and other decreased $36 million to $23 million for the year ended December 31, 2021. The decrease was due primarily to lower costs for integration in the year ended December 31, 2021 compared to transaction and integration costs incurred in the prior year which were related to the acquisition of CCC and Lionbridge AI, partially offset by costs associated with the secondary offering of subordinate voting shares in the third quarter of 2021.
Comparison of Years Ended December 31, 2020 and 2019. Acquisition, integration and other increased $52 million to $59 million for the year ended December 31, 2020. The higher costs were incurred in connection with transaction costs related to the acquisition of CCC and Lionbridge AI, integration costs associated with CCC, and incremental costs arising as a result of the COVID-19 pandemic.
Depreciation and amortization
Depreciation and amortization includes depreciation of property, plant and equipment and right-of-use leased assets as well as amortization expense for software and intangible assets recognized in connection with acquisitions.
Comparison of Years Ended December 31, 2021 and 2020. Depreciation and amortization expense increased
$75 million, or 41%, to $257 million for the year ended December 31, 2021. The increase was primarily due to the incremental amortization recognized on the intangible assets acquired as part of the TIAI business.
Comparison of Years Ended December 31, 2020 and 2019. Depreciation and amortization expense increased
$90 million to $182 million for the year ended December 31, 2020. The increase was largely due to the incremental amortization recognized on the intangible assets acquired as part of CCC acquisition, as well as an increase in the depreciable asset base in connection with organic investments in facilities and capital expenditures.
Changes in Business Combination-related Provisions
Changes in business combination-related provisions reflects non-cash accounting gains recognized on the revaluation or settlement of assets and liabilities during the period.
Comparison of Years Ended December 31, 2021 and 2020. Changes in business combination-related provisions was $nil for the year ended December 31, 2021, compared to a gain of $74 million in the prior comparative year. The gain recorded in fiscal 2020 was on the settlement of the provision for written put options to acquire the remaining controlling interest in Xavient, which were settled on April 30, 2020.
Comparison of Years Ended December 31, 2020 and 2019. During the year ended December 31, 2020, a $74 million gain was recorded on the settlement of the Xavient put options, compared to a $14 million gain in the comparative prior year.
Interest Expense
Interest expense includes interest on our short- and long-term borrowings, lease liabilities and provisions.
Comparison of Years Ended December 31, 2021 and 2020. Interest expense decreased $2 million, or 4%, to
$44 million for the year ended December 31, 2021, compared to $46 million in the comparative prior year. The decrease was due to debt repayments combined with a lower interest rate triggered by our improved Net Debt to Adjusted EBITDA Leverage ratio (as defined in our credit agreement) throughout the year.

Comparison of Years Ended December 31, 2020 and 2019. Interest expense increased $10 million, or 28%, to
$46 million for the year ended December 31, 2020, compared to $36 million in the comparative prior year. The increase was due to an increase in the average debt balance outstanding, partially offset by a lower interest rate.
Foreign Exchange
Foreign exchange is comprised of gains and losses recognized on certain derivatives, as well as foreign exchange gains and losses recognized on the revaluation and settlement of foreign currency transactions. Please refer to “Item 11—Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk” for a discussion of our hedging programs.
Comparison of Years Ended December 31, 2021 and 2020. Foreign exchange gain of $1 million during the year ended December 31, 2021, compared to a gain of $2 million in the comparative prior year. These reflect changes in foreign exchange rates in the currencies in which we transact.
Comparison of Years Ended December 31, 2020 and 2019. Foreign exchange gain of $2 million during the year ended December 31, 2020, compared to a gain of $3 million in the comparative prior year. These reflect changes in foreign exchange rates in the currencies in which we transact.
Income tax expense

	Years Ended December 31
($ in millions)	2021	2020	2019
Income tax expense	$64	$48	$26
Income taxes computed at applicable statutory rates	22.6%	24.2%	28.2%
Effective tax rate (%)[1]	45.1%	31.6%	27.3%
(1)Effective tax rate is calculated by dividing income tax expense by income before income taxes.
Comparison of Years Ended December 31, 2021 and 2020. Income tax expense increased $16 million for the year ended December 31, 2021 and the effective tax rate increased from 31.6% to 45.1%. The increase in the effective tax rate is primarily due to an increase in withholding and other taxes and an increase in non-deductible items. A portion of the non-deductible items are a result of our IPO in February 2021 and are expected to be non-recurring. The change in income mix amongst the jurisdictions resulted in a lower weighted average statutory income tax rate.
Comparison of Years Ended December 31, 2020 and 2019. Income tax expense increased $22 million for the year ended December 31, 2020 and the effective tax rate increased from 27.3% to 31.6%. The increase in the effective tax rate was primarily due to a decrease in the foreign tax differential due to the impact of the COVID-19 pandemic and an increase in non-tax deductible items. The change in income mix amongst the jurisdictions resulted in a lower weighted average statutory income tax rate.
Net income
Comparison of Years Ended December 31, 2021 and 2020. Net income decreased $25 million, or 24%, to $78 million for the year ended December 31, 2021, compared to $103 million in the comparative prior year. The decrease was primarily due to a prior year non-recurring gain of $74 million on the settlement of a business combination-related provision which was not present in the current year. Excluding this gain in the prior year, our operating performance contributed to positive growth in net income, as higher revenues from organic and inorganic growth were partially offset by higher operating costs to support business growth, increase in amortization from acquired TIAI intangible assets, and higher share-based compensation. Net income margin decreased to 3.6% for the year ended December 31, 2021, compared to 6.5% in the comparative prior year.
Comparison of Years Ended December 31, 2020 and 2019. Net income increased $34 million, or 49%, to $103 million for the year ended December 31, 2020, compared to $69 million in the comparative prior year. The increase was due to a non-recurring gain on the settlement of a business combination-related provision, along with revenue growth from both organic and inorganic contribution, partially offset by higher operating costs to support business growth, increase in amortization of acquired intangible assets, and higher acquisition, integration and other costs. Net income margin decreased slightly to 6.5% for the year ended December 31, 2020, compared to 6.8% in the comparative prior year.

Non-GAAP Financial Measures and Non-GAAP Ratios
We regularly review the non-GAAP financial measures and non-GAAP ratios presented below to evaluate our operating performance and analyze underlying business results and trends. We use these non-GAAP financial measures and non-GAAP ratios to manage our business by establishing budgets and operational goals against these measures. We also use these non-GAAP financial measures to monitor compliance with debt covenants, which are based on the same or similar financial metrics, and manage our capital structure. We believe these non-GAAP financial measures and non-GAAP ratios provide investors with a more consistent basis on which to evaluate our operating performance with our comparative period results, and additionally provide supplemental information to the financial measures and ratios that are calculated and presented in accordance with GAAP. A reconciliation for each non-GAAP financial measure to the nearest GAAP measure is provided below. These non-GAAP financial measures or non-GAAP ratios may not be comparable to GAAP measures or ratios and may not be comparable to similarly titled non-GAAP financial measures or non-GAAP ratios reported by other companies, including those within our industry and TELUS Corporation, our controlling shareholder. Consequently, our non-GAAP measures and ratios should not be evaluated in isolation, but rather, should be considered together with the most directly comparable GAAP measure or ratio and our consolidated financial statements for the periods presented. The non-GAAP financial measures and non-GAAP ratios we present in this discussion should not be considered a substitute for, or superior to, financial measures or ratios determined or calculated in accordance with GAAP.
Adjusted Net Income, Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share.
Adjusted Net Income is a non-GAAP financial measure, and Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share (EPS) are non-GAAP ratios. We regularly monitor Adjusted Net Income, Adjusted Basic EPS and Adjusted Diluted EPS as they provide a more consistent measure for management and investors to evaluate our period-over-period operating performance, to better understand our ability to manage operating costs and to generate profits. The following items are excluded from Adjusted Net Income as we believe they are driven by factors that are not indicative of our ongoing operating performance, including changes in business combination-related provisions, acquisition, integration and other, share-based compensation, foreign exchange gains or losses and amortization of purchased intangible assets, and the related tax effect of these adjustments. Adjusted Basic EPS is calculated by dividing Adjusted Net Income by the basic total weighted average number of equity shares outstanding during the period. Adjusted Diluted EPS is calculated by dividing Adjusted Net Income by the diluted total weighted average number of equity shares outstanding during the period. Adjusted Basic EPS and Adjusted Diluted EPS are non-GAAP ratios used by management to assess the profitability of our business operations on a per share basis.

	Years Ended December 31			Three Months Ended December 31
($ in millions, except per share amounts)	2021	2020	2019	2021	2020
Net income	$78	$103	$69	$36	$21
Add back (deduct):
Changes in business combination-related provisions(1)	—	(74)	(14)	—	—
Acquisition, integration and other(2)	23	59	7	5	25
Share-based compensation(3)	75	29	13	9	12
Foreign exchange gain(4)	(1)	(2)	(3)	(2)	(4)
Amortization of purchased intangible assets(5)	132	75	15	33	22
Tax effect of the adjustments above	(40)	(30)	(5)	(6)	(10)
Adjusted Net Income	267	$160	$82	$75	$66
Adjusted Basic Earnings Per Share	$1.01	$0.71	$0.43	$0.28	$0.28
Adjusted Diluted Earnings Per Share	$1.00	$0.71	$0.43	$0.28	$0.28
(1)Changes in business combination-related provisions relate to the revaluation of a written put option liability to acquire the remaining non-controlling interests in a subsidiary that was settled in the second quarter of 2020. This item is excluded as the underlying financial instrument was settled, and changes in the fair value of this financial instrument were non-cash and did not impact the operating performance of the business.
(2)Acquisition, integration and other is comprised primarily of business acquisition transaction costs and integration expenses associated with these acquisitions and other restructuring activities. These costs do not form part of the costs to operate our ongoing operations, and may significantly fluctuate period-over-period depending on the size and timing of related acquisitions, and are not indicative of such costs in the future.
(3)Share-based compensation relates to the expense of our share-based payment transactions. These include awards that are settled through shares issued from treasury and generally do not require any cash outlay by the Company, and awards that are subject to mark-to-market revaluation based on changes in our share price over periods spanning several fiscal years before eventual settlements. The mix of award types as well as the associated amounts and timing of share-based compensation expense could vary significantly between reporting periods, and the variety of award types could be different from our industry peers. Accordingly, excluding this expense provides management and investors with greater visibility to the underlying performance of our business operations, facilitates a comparison of our results with other periods, and provides a relative measure of operating results as compared to our industry peers.
(4)Foreign exchange gains or losses arise from fluctuations in foreign exchange rates of the currencies we transact in, which are driven by macro-economic conditions that are generally not reflective of our underlying business operations.
(5)Amortization of purchased intangible assets primarily relate to the amortization of acquired customer relationships, brand and crowdsource assets. Amortization of these intangible assets are excluded as it is a non-cash expense derived from purchase price allocations that incorporate significant and subjective valuation assumptions and estimates that are not comparable to the timing and investment had these assets been developed internally. We do not exclude the revenue generated by such purchased intangible assets from our revenues and, as a result, Adjusted Net Income includes revenue generated, in part, by such purchased intangible assets.
Comparison of Years Ended December 31, 2021 and 2020. Adjusted net income increased $107 million, or 67%, to
$267 million for the year ended December 31, 2021. The increase was due to increase in revenue from organic growth and our acquisitions, partially offset by higher salaries and benefits and goods and services purchased to support overall growth in the business.
Comparison of Years Ended December 31, 2020 and 2019. Adjusted net income increased $78 million, or 95%, to $160 million for the year ended December 31, 2020. The increase was due to an increase in revenue from organic growth and our acquisitions, partially offset by higher salaries and benefits and goods and services purchased to support business growth.
Gross Profit, Adjusted Gross Profit, Gross Profit Margin, and Adjusted Gross Profit Margin.
Gross Profit and Adjusted Gross Profit are non-GAAP financial measures, and Gross Profit Margin and Adjusted Gross Profit Margin are non-GAAP ratios. We regularly monitor these financial measures to assess how efficiently we are servicing our clients and to monitor the growth in our direct costs in comparison to growth in revenue. We calculate Gross Profit by deducting operating expenses net of indirect and administrative expenses from revenue. Indirect and administrative expenses is comprised of indirect salaries and benefits and goods and services purchased associated with our administrative and corporate employees, share-based compensation, and acquisition, integration and other. We calculate Adjusted Gross Profit by excluding depreciation and amortization charges from Gross Profit, because the timing of the underlying capital expenditures and other investing activities do not correlate directly with the revenue earned in a given reporting period. We calculate Gross Profit Margin by taking Gross Profit divided by revenue, and we calculate Adjusted Gross Profit Margin by taking Adjusted Gross Profit divided by revenue.

	Years Ended December 31			Three Months Ended December 31
($ in millions, except percentages)	2021	2020	2019	2021	2020
Revenue	$2,194	$1,582	$1,020	$600	$442
Less: Operating expenses	(2,009)	(1,461)	(906)	(537)	(401)
Add back: Indirect and administrative expenses	449	382	225	108	105
Gross profit	$634	$503	$339	$171	$146
Add back: Depreciation and amortization	257	182	92	66	50
Adjusted Gross Profit	$891	$685	$431	$237	$196
Gross Profit Margin	28.9%	31.8%	33.2%	28.5%	33.0%
Adjusted Gross Profit Margin	40.6%	43.3%	42.3%	39.5%	44.3%

Comparison of Years Ended December 31, 2021 and 2020. Gross profit margin decreased to 28.9% for the year ended December 31, 2021, compared to 31.8% in the comparative prior year. The decrease was due to higher amortization from the intangible assets acquired for the TIAI business and the crowdsourced labor included in our costs of revenue. Adjusted gross profit margin, which excluded the effect of depreciation and amortization, decreased to 40.6% for the year ended December 31, 2021, compared to 43.3% in the comparative prior year, primarily due to the costs of crowdsourced labor.
Comparison of Years Ended December 31, 2020 and 2019. Gross profit margin decreased to 31.8% for the year ended December 31, 2020, compared to 33.2% in the comparative prior year. The decrease was primarily due to higher amortization from the intangible assets acquired for CCC and MITS. Adjusted gross profit margin, which excluded the effect of depreciation and amortization, increased to 43.3% for the year ended December 31, 2020, compared to 42.3% in the comparative prior year, reflecting the contribution from the acquisition of CCC.
Adjusted EBITDA and Adjusted EBITDA Margin.
Adjusted EBITDA is a non-GAAP financial measure. Adjusted EBITDA Margin is a non-GAAP ratio. We regularly monitor Adjusted EBITDA and Adjusted EBITDA Margin to evaluate our operating performance compared to established budgets, operational goals and the performance of industry peers. Adjusted EBITDA is commonly used by our industry peers and provides a measure for investors to compare and evaluate our relative operating performance. We use it to assess our ability to service existing and new debt facilities, and to fund accretive growth opportunities and acquisition targets. In addition, certain financial debt covenants associated with our credit facility are based on Adjusted EBITDA, which requires us to monitor this non-GAAP financial measure in connection with our financial covenants. Certain items are adjusted for the same reasons described above in Adjusted Net Income. Adjusted EBITDA should not be considered an alternative to net income in measuring our financial performance, and it should not be used as a replacement measure of current and future operating cash flows. However, we believe a financial measure that presents net income adjusted for these items would enable an investor to better evaluate our underlying business trends, our operational performance and overall business strategy. Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by consolidated revenue.

	Years Ended December 31			Three Months Ended December 31
($ in millions)	2021	2020	2019	2021	2020
Net income	$78	$103	$69	$36	$21
Add back (deduct):
Changes in business combination-related provisions(1)	—	(74)	(14)	—	—
Interest expense	44	46	36	8	11
Foreign exchange gain(2)	(1)	(2)	(3)	(2)	(4)
Income taxes	64	48	26	21	13
Depreciation and amortization	257	182	92	66	50
Share-based compensation(3)	75	29	13	9	12
Acquisition, integration and other(4)	23	59	7	5	25
Adjusted EBITDA	$540	$391	$226	$143	$128
Adjusted EBITDA Margin	24.6%	24.7%	22.1%	23.8%	29.0%
(1)Changes in business combination-related provisions relate to the revaluation of a written put option liability to acquire the remaining non-controlling interests in a subsidiary that was settled in the second quarter of 2020. This item is excluded as the underlying financial instrument was settled, and changes in the fair value of this financial instrument were non-cash and did not impact the operating performance of the business.
(2)Foreign exchange gains or losses arise from fluctuations in foreign exchange rates of the currencies we transact in, which are driven by macro-economic conditions that are generally not reflective of our underlying business operations.
(3)Share-based compensation relates to the expense of our share-based payment transactions. These include awards that are settled through shares issued from treasury and generally do not require any cash outlay by the Company, and awards that are subject to mark-to-market revaluation based on changes in our share price over periods spanning several fiscal years before eventual settlements. The mix of award types as well as the associated amounts and timing of share-based compensation expense could vary significantly between reporting periods, and the variety of award types could be different from our industry peers. Accordingly, excluding this expense provides management and investors with greater visibility to the underlying performance of our business operations, facilitates a comparison of our results with other periods, and provides a relative measure of operating results as compared to our industry peers.
(4)Acquisition, integration and other is comprised primarily of business acquisition transaction costs and integration expenses associated with these acquisitions and other restructuring activities. These costs do not form part of the costs to operate our ongoing operations, and may significantly fluctuate period-over-period depending on the size and timing of related acquisitions, and are not indicative of such costs in the future.
Comparison of Years Ended December 31, 2021 and 2020. Adjusted EBITDA increased $149 million, or 38%, to $540 million for the year ended December 31, 2021, compared to $391 million in the comparative prior year. The increase was due to increase in revenue from organic growth and our acquisitions, partially offset by higher salaries and benefits and goods and services purchased to support overall growth in the business.
Comparison of Years Ended December 31, 2020 and 2019. Adjusted EBITDA increased $165 million, or 73%, to $391 million for the year ended December 31, 2020, compared to $226 million in the comparative prior year. The increase was due to an increase in revenue from organic growth and our acquisitions, partially offset by higher salaries and benefits and goods and services purchased to support business growth.
Free Cash Flow.
Free Cash Flow is a non-GAAP financial measure. We calculate Free Cash Flow by deducting capital expenditures from our cash provided by operating activities, as we believe capital expenditures are a necessary ongoing cost to maintain our existing productive capital assets and support our organic business operations. We use Free Cash Flow to evaluate the cash flows generated from our ongoing business operations that can be used to meet our financial obligations, service debt facilities, reinvest in our business, and to fund, in part, potential future acquisitions.

	Years Ended December 31			Three Months Ended December 31
($ in millions)	2021	2020	2019	2021	2020
Cash provided by operating activities	$282	$263	$142	$64	$95
Less: capital expenditures	(101)	(74)	(63)	(35)	(25)
Free Cash Flow	$181	$189	$79	$29	$70
Comparison of Years Ended December 31, 2021 and 2020. During the year ended December 31, 2021, Cash provided by operating activities increased $19 million, or 7%, to $282 million, and Free cash flow decreased $8 million, or 4%, to $181 million. The increased operating profits generated from organic growth and our recent acquisitions was partially offset by higher income tax and share-based compensation payments, and higher outflows from working capital. Free cash flow was also reduced by an increase in capital expenditures to support continued business growth.
Comparison of Years Ended December 31, 2020 and 2019. During the year ended December 31, 2020, Cash provided by operating activities increased $121 million, or 85%, to $263 million, and Free cash flow increased $110 million, or 139%, to $189 million for the year ended December 31, 2020. The increase was due to increased profits from organic and inorganic growth, partially offset by higher interest and income tax payments. Free cash flow was also reduced by an increase in capital expenditures to support continued business growth.

Summary of consolidated quarterly results and trends
The following table sets forth our unaudited quarterly statements of operations data for each of the last eight quarters ended December 31, 2021. The information for each of these quarters has been prepared on the same basis as the audited annual financial statements included herein our 2021 Annual Report and, in the opinion of management, includes all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the results of operations for these periods. This data should be read in conjunction with our audited consolidated financial statements and related notes thereto included herein our 2021 Annual Report. These quarterly results of operations are not necessarily indicative of our future results of operations that may be expected for any future period.

(millions except per share amounts)	2021 Q4	2021 Q3	2021 Q2	2021 Q1	2020 Q4	2020 Q3	2020 Q2	2020 Q1
REVENUE	$600	$556	$533	$505	$442	$427	$391	$322

OPERATING EXPENSES
Salaries and benefits	332	309	299	282	259	249	233	206
Goods and services purchased	125	110	103	94	55	67	74	48
Share-based compensation	9	21	19	26	12	5	10	2
Acquisition, integration and other	5	6	7	5	25	8	7	19
Depreciation	30	29	29	27	27	25	26	21
Amortization of intangible assets	36	34	36	36	23	23	24	13
	537	509	493	470	401	377	374	309
OPERATING INCOME	63	47	40	35	41	50	17	13
OTHER (INCOME) EXPENSES
Changes in business combination-related provisions	—	—	—	—	—	—	(51)	(23)
Interest expense	8	10	12	14	11	10	12	13
Foreign exchange (gain) loss	(2)	(1)	(1)	3	(4)	(1)	3	—
INCOME BEFORE INCOME TAXES	57	38	29	18	34	41	53	23
Income taxes	21	15	13	15	13	13	10	12
NET INCOME	$36	$23	$16	$3	$21	$28	$43	$11
Basic earnings per share	$0.14	$0.09	$0.06	$0.01	$0.09	$0.12	$0.19	$0.05
Diluted earnings per share	$0.13	$0.09	$0.06	$0.01	$0.09	$0.12	$0.19	$0.05
The trend of quarter-over-quarter increase in consolidated revenue reflects the growth in both our organic customer base, as well as successful scale-up of new service programs provided to existing clients. Increased revenue also includes revenues from business acquisitions, including our acquisition of CCC which closed on January 31, 2020, MITS which closed on April 1, 2020, and Lionbridge AI which closed on December 31, 2020.
The trend of quarter-over-quarter increases in salaries and benefits expense reflects increases in our team member base as required to service growing volumes from both our existing and new customers, the expansion of our service offerings and increased wages over time.
The trend of quarter-over-quarter increases in goods and services purchased reflects increases in contracted labor to support the growth in our business, increases in our software licensing costs associated with our growing team member base and increase in administrative expenses to support growth in the overall business and business acquisitions.
The trend of quarter-over-quarter increases in share-based compensation reflects increases in the value of our equity, and the mark-to-market revaluation of liability-accounted awards. As we shift our share-based compensation grants to equity-accounted awards, we expect less volatility in this expense as these awards are not subject to the mark-to-market revaluation impact of liability-accounted awards.
The trend of quarter-over-quarter changes in acquisition, integration and other costs is dependent on a number of factors and are generally inconsistent in amount and frequency, as well as significantly impacted by the timing and size of business acquisitions.

The trend of quarter-over-quarter increases in depreciation and amortization reflects increases due to growth in capital assets, which is supporting the expansion of our business as we service customer demand and growth in intangible assets recognized in connection with business acquisitions.
The trend of changes in business combination-related provisions primarily reflects non-cash accounting adjustments recognized on the revaluation or settlement of provisions in connection with a prior acquisition.
The trend of quarter-over-quarter increases in interest expense reflects changes in our long-term debt balance, mainly associated with our acquisitions, and increase in lease liabilities for leased assets. Subsequent to the IPO, we repaid a portion of our outstanding credit facility balance.
The trend in net income reflects the items noted above, as well as the relative mix of income among the geographic areas and the associated tax rates for the countries within those areas and varying amounts of foreign exchange gains or losses. Historically, the trend in basic earnings per share has been impacted by the same trends as net income and the issuance of new shares.
Related Party Transactions
During the years ended December 31, 2021, 2020 and 2019, we entered into related party transactions with our controlling shareholder, TELUS and its subsidiaries and our minority shareholder, Baring.
Recurring Transactions with TELUS Corporation
In 2021, we entered into an amended and restated TELUS MSA, which provides for a ten-year master services agreement and we also entered into a ten-year transition and shared services agreement with TELUS. Revenues earned pursuant to the TELUS MSA are recorded as revenue. Fees incurred in connection with the shared services agreement for certain shared services provided to us by TELUS or its subsidiaries are recorded as goods and services purchased.
The following table summarizes the transactions with TELUS and its subsidiaries, for each of the periods presented:

	Years Ended December 31
($ in millions)	2021	2020	2019
Revenue	$353	$310	$268
Management Fees	$(30)	$(29)	$(5)
Total	$323	$281	$263
Amounts Received from TELUS Corporation	$339	$284	$251
Amounts Paid to TELUS Corporation	$20	$38	$27
Amounts receivable from TELUS Corporation were $53 million and $49 million as at December 31, 2021 and 2020, respectively, and amounts payable to TELUS Corporation were $71 million and $31 million as at December 31, 2021 and 2020, respectively.

Other Transactions with TELUS Corporation
Effective January 31, 2020 and until December 18, 2020, TELUS Corporation participated as a 12.5% lender in the credit facility syndicate disclosed in Note 17 of our annual consolidated financial statements. As of the date of this Annual Report, TELUS Corporation participates as an 8.9% lender under our credit agreement at an aggregate level based on the total size of the credit facilities. See “Item 7B—Related Party Transactions—Our Relationship with TELUS—Credit Agreement” for a description of our credit agreement.
On January 29, 2020, in connection with the acquisition of CCC, we issued 14,672,610 Class A common shares and 225,000 Class C common shares to TELUS Corporation for $126 million. The proceeds from these share issuances were used to finance the acquisition.
On April 1, 2020, we issued 3,535,470 Class C common shares for proceeds of $49 million to TELUS Corporation as consideration for the acquisition of MITS from TELUS Corporation. We also issued 5,434,780 Class A common shares to TELUS Corporation for proceeds of $75 million to finance the buy-out of the non-controlling interest in Xavient Digital in April 2020.
On December 29, 2020, in connection with the acquisition of Lionbridge AI, we issued 7,552,089 Class A common shares to TELUS Corporation for $150 million. The proceeds from these share issuances were used to finance the acquisition.
Immediately prior to the Company’s IPO on February 3, 2021, all Class A, Class C, and Class D common shares held by TELUS Corporation were exchanged for Class B common shares, and these Class B common shares were then redesignated as multiple voting shares. Subsequent to such redesignations, we effected a 4.5-for-1 split of each of our outstanding multiple voting shares. On a post-split basis, TELUS Corporation held 152,988,315 multiple voting shares of TELUS International. On February 3, 2021, and in connection with the Company’s IPO, TELUS Corporation converted 6,484,296 of our multiple voting shares to subordinate voting shares that were sold to new investors in the initial public offering.
Transactions with Baring Private Equity Asia
On January 29, 2020, in connection with the acquisition of CCC, we issued 8,021,790 Class B common shares to Baring Private Equity Asia, for $68 million. The proceeds from these share issuances were used to finance the acquisition.
On September 29, 2020, Baring has elected to exercise its option to purchase 4,816,138 Class B common shares for aggregate consideration of $67 million.
On December 29, 2020, in connection with the acquisition of Lionbridge AI, we issued 4,054,954 Class B common shares to Baring Private Equity Asia for $80 million. The proceeds from these share issuances were used to finance the acquisition.
Immediately prior to the Company’s IPO on February 3, 2021, all Class B common shares held by Baring were redesignated as multiple voting shares. Subsequent to such redesignations, we effected a 4.5-for-1 split of each of our outstanding multiple voting shares. On a post-split basis, Baring held 82,144,186 multiple voting shares of TELUS International. In connection with the Company’s IPO, Baring converted 15,068,329 of our multiple voting shares to subordinate voting shares that were sold to new investors in the initial public offering. On September 28, 2021, Baring converted 13,648,000 of our multiple voting shares to subordinate voting shares that were sold to new investors in a secondary public offering.
As at December 31, 2021, there were no amounts receivable or payable to Baring Private Equity Asia.
B.Liquidity and Capital Resources
Capital resources
As at December 31, 2021, we had approximately $831 million (December 31, 2020 - $285 million) of available liquidity, comprised of cash and cash equivalents of $115 million (December 31, 2020 - $153 million), and available borrowings under a revolving credit facility of $716 million (December 31, 2020 - $132 million). Our objective when managing capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk levels.

In the management of capital and in its definition, we include owners’ equity (excluding accumulated other comprehensive income), long-term debt (including long-term credit facilities and any hedging assets or liabilities associated with long-term debt items, net of amounts recognized in accumulated other comprehensive income) and cash and cash equivalents. We manage capital by monitoring the financial covenants prescribed in our credit facility.
We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our business. In order to maintain or adjust our capital structure, we may issue new shares, issue new debt with different terms or characteristics which may be used to replace existing debt, or pay down our debt balance with cash flows from operations. We believe that our financial objectives are supportive of our long-term strategy.
We monitor capital utilizing the financial covenants prescribed in our credit facility. As at December 31, 2021, we were in compliance with all of our covenants including maintaining net debt to EBITDA ratio as calculated in accordance with the credit facility of less than 5.25:1.00.
The following table presents a summary of our cash flows and ending cash balances for the years ended December 31, December 31, 2021, 2020 and 2019:

	Years Ended December 31
	2021	2020	2019
	($ in millions)
Cash provided by operating activities	$282	$263	$142
Cash used in investing activities	(110)	(1,872)	(104)
Cash (used in) provided by financing activities	(206)	1,691	(24)
Effect of exchange rate changes	(4)	(9)	—
(Decrease) increase in cash position during the year	$(38)	$73	$14
Cash and cash equivalents, beginning of year	$153	$80	$66
Cash and cash equivalents, end of year	$115	$153	$80
Operating activities
Comparison of Years Ended December 31, 2021 and 2020. We generated cash from operating activities of $282 million during the year ended December 31, 2021, an increase of $19 million from the comparative period. This increase was primarily attributable to an increase in net income adjusted for non-cash items due to growth in our organic business, as well as the positive cash flows generated from our recent acquisitions, which was offset in part by higher income tax and share-based compensation payments, and an increase in net working capital.
Comparison of Years Ended December 31, 2020 and 2019. We generated cash from operating activities of
$263 million during the year ended December 31, 2020, an increase of $121 million from the comparative period. The increase was primarily attributable to an increase in net income adjusted for non-cash items, partially offset by an increase in interest paid due to an increase in the average debt balance outstanding, and higher income taxes paid.
Investing activities
Comparison of Years Ended December 31, 2021 and 2020. We used cash from investing activities of $110 million during the year ended December 31, 2021, a decrease of $1,762 million from the comparative period. The decrease was primarily due to $1,742 million used to acquire CCC and Lionbridge AI in 2020, net of cash acquired.
Comparison of Years Ended December 31, 2020 and 2019. We used cash from investing activities of $1,872 million during the year ended December 31, 2020, an increase of $1,768 million from the comparative period, primarily due to $1,762 million used in connection with the acquisitions of CCC and Lionbridge AI, net of cash acquired.

Financing activities
Comparison of Years Ended December 31, 2021 and 2020. We used cash from financing activities of $206 million during the year ended December 31, 2021, compared to cash generated from financing activities of $1,691 million during the year ended December 31, 2020, a net decrease of $1,897 million. The decrease was primarily due to the issuance of shares and incremental debt in 2020 to finance the acquisition of CCC and Lionbridge AI, whereas in 2021, we used the net proceeds from our IPO and available cash to repay our long-term debt under our credit facility.
Comparison of Years Ended December 31, 2020 and 2019. For the year ended December 31, 2020, we generated cash from financing activities of $1,691 million compared to using $24 million in the comparative period. The increase in cash generated from financing activities is largely due to the issuance of shares and incremental debt in 2020 to finance the acquisition of CCC and Lionbridge AI.
Future Capital Requirements
We believe that our existing cash and cash equivalents combined with our expected cash flow from operations and liquidity available under our credit facilities will be sufficient to meet our projected operating and capital expenditure requirements for at least the next 12 months and we possess the financial flexibility to execute our strategic objectives, including the ability to make acquisitions and strategic investments in the foreseeable future. Our ability to generate cash, however, is subject to our performance, general economic conditions, industry trends and other factors. To the extent that existing cash and cash equivalents and operating cash flow are insufficient to fund our future activities and requirements, we may need to raise additional funds through equity or debt financing. If we raise funds through the issuance of additional debt, we may be subject to additional contractual restrictions on our business. There is no assurance that we would be able to raise additional funds on favorable terms or at all. See “Item 3B—Risk Factors—Risks Related to Our Business”. We may need to raise additional funds to pursue our growth strategy or continue our operations, and we may be unable to raise capital when needed or on acceptable terms, which could lead us to be unable to expand our business.
Net Debt and Adjusted EBITDA, both as per our credit agreement, are used to calculate our leverage ratio debt covenant (Net Debt to Adjusted EBITDA Leverage Ratio), as presented below. We seek to maintain a targeted Net Debt to Adjusted EBITDA Leverage Ratio in the steady state range of 2-3x. As at December 31, 2021, our Net Debt to Adjusted EBITDA Leverage Ratio was 2.1x. We may deviate from our target Net Debt to Adjusted EBITDA Leverage Ratio to pursue acquisitions and other strategic opportunities that may require us to borrow additional funds and, additionally, our ability to maintain this targeted ratio depends on our ability to continue to grow our business, general economic conditions, industry trends and other factors.
The following table presents a calculation of our Net Debt to Adjusted EBITDA Leverage Ratio as at December 31, 2021, compared to December 31, 2020.

	Years Ended December 31
($ in millions)	2021	2020
Outstanding credit facility	941	1,568
Contingent facility utilization	7	7
Net derivative	19	56
Cash balance[1]	(100)	(100)
Net Debt as per credit agreement	$867	$1,531
Adjusted EBITDA[2] (trailing 12 months)	$540	$391
Adjustments required as per credit agreement	(118)	(20)
Net Debt to Adjusted EBITDA Leverage Ratio as per credit agreement	2.1	4.1
(1)A cash balance of $100 million is used in accordance with the maximum permitted under the credit agreement; actual cash balance as of December 31, 2021 and December 31, 2020 was $115 million and $153 million, respectively.
(2)Adjusted EBITDA is a non-GAAP financial measure, see section “—Non-GAAP Financial Measures and Non-GAAP Ratios” for more information.

Capital Expenditures

	Years Ended December 31
($ in millions)	2021	2020	2019
Capital expenditures	$101	$74	$63
Comparison of Years Ended December 31, 2021 and 2020. Capital expenditures increased $27 million, or 36%, to $101 million for the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase was primarily attributable to additional investment in our Asia Pacific, Central America and Europe regions to service growth in business volumes.
Comparison of Years Ended December 31, 2020 and 2019. Capital expenditures increased $11 million, or 17%, to $74 million for the year ended December 31, 2020. The increase was primarily due to the upgrade of existing infrastructure of the businesses we acquired from CCC and MITS, with the balance of the increase due to additional capital expenditures in Central America and the Philippines to service new client growth.
Contractual Obligations
Our principal sources of liquidity are cash generated from operations, our available credit facility, and to a lesser extent, our cash and cash equivalents. For the year ended December 31, 2021, our cash provided by operating activities was $282 million and as at December 31, 2021, we had $716 million of available borrowing under our credit facility and cash and cash equivalents of $115 million.
Our primary uses of liquidity are cash used in our normal business operations such as employee compensation expense, goods and services purchases, and working capital requirements. In addition, we are required to meet the payment obligations under our credit facility and lease agreements. We expect that our cash flow from operations and our available cash and cash equivalents (including the revolving component of our credit facility) will be sufficient to meet our ongoing cash flow needs and operating requirements. The expected maturities of our undiscounted financial liabilities, excluding long-term-debt, do not differ significantly from the contractual maturities, other than as noted below. With respect to long-term debt maturities, we repaid a portion of our credit facility on February 5, 2021, using the net proceeds from our IPO. The contractual maturities of our undiscounted financial liabilities, as at December 31, 2021 including interest thereon (where applicable), are as set out in the following table:

	Non-derivative				Derivative
			Composite long-term debt		Currency swap agreement amounts to be exchanged
Year (millions)	Non- interest bearing financial liabilities	Due to affiliated companies	Long-term debt, excluding leases	Leases	(Receive)	Pay	Interest rate swap agreement	Total
2022	$329	$71	$292	$61	$(27)	$24	$2	$752
2023	22	—	42	57	(30)	24	—	115
2024	—	—	41	39	(30)	24	—	74
2025	—	—	607	29	(321)	333	—	648
2026	—	—	—	26	—	—	—	26
Thereafter	—	—	—	44	—	—	—	44
Total	$351	$71	$982	$256	$(408)	$405	$2	$1,659
We do not have any material obligations under guarantee contracts or other contractual arrangements other than as disclosed in Note 19 Contingent liabilities in the notes to our audited consolidated financial statements for the year ended December 31, 2021. We have not entered into any transactions with unconsolidated entities where we have financial guarantees, subordinated retained interests, derivative instruments, or other contingent arrangements that expose us to material continuing risks, contingent liabilities, or any other obligation under a variable interest in an unconsolidated entity that provides financing, liquidity, market risk, or credit risk support to us, or engages in leasing, hedging, or research and development services with us.

C.Research and Development, Patents and Licenses, etc.
See “Item 4B—Business Overview” and “Item 5A—Operating Results”.
D.Trend Information
Factors Affecting Our Performance and Related Trends
We believe that the key factors affecting our performance and financial performance include:
Our Ability to Expand and Retain Existing Client Relationships and Attract New Clients
We have a diverse base of clients, including leaders and disruptors across the industry verticals we serve. Through our commitment to customer experience and innovation, we have been able to sustain long-term partnerships with many clients, often expanding our relationship through multiple service offerings that we provide through a number of delivery locations.
To grow our revenue, we seek to continue to increase the number and scope of service offerings we provide to our existing clients. In addition, our continued revenue growth will depend on our ability to win new clients. We seek to partner with prospective clients that value premium digital IT and customer experience solutions and services, including AI and content moderation.
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
Our Ability to Attract and Retain Talent
Ensuring that our team members feel valued and engaged is integral to our performance, as our team members enable us to provide our unique, “customer-first” and caring culture to our clients’ customers, which has driven our strong client retention, higher satisfaction scores and overall better experience for our clients’ customers. This has, in part, been responsible for our growth and differentiation in the marketplace, enabling us to enhance our existing client relationships and build new ones. As a result, we make significant investments to attract, select, retain and develop talent across our product and service offerings. We have devoted, and will continue to devote, substantial resources to creating engaging, inspiring, world-class physical workplaces; recruiting; cultivating talent selection proficiencies and proprietary methods of performance measurement; growing employee engagement including rewards and development; supporting our corporate sustainability initiatives; and acquiring new talent and capabilities to meet our clients’ evolving needs. Our ability to attract and retain team member talent will depend on a number of factors, including our ability to: compete for talent with competitive service providers in the geographies we operate; provide innovative compensation packages and benefits to our team members; retain and integrate talent from our acquisitions; and meet or exceed evolving expectations related to corporate sustainability.
Impact of COVID-19
The COVID-19 pandemic continues to evolve and have a pervasive global impact, including in each of the countries where our delivery locations are located, and has created significant uncertainty and disruption. This impacts our estimates regarding the economic environment, including economic growth and industry growth rates, which also form an important part of the assumptions on which we set our expectations. Our persistent focus to date has been on keeping all of our team members safe and healthy, while continuing to serve our clients and support our communities in this critical period. As of the date of this report, the majority of our team members continue to work remotely, as they have since the onset of the pandemic, and in some cases we have thoughtfully and strategically returned team members to site. We are closely tracking vaccine deployment in all of our regions and, in countries where permitted, we are working with local governments and healthcare officials to supplement vaccination acquisition and roll-out for our team members and their families.
Impact to our financial condition, financial performance and liquidity: We believe the impact of the COVID-19 pandemic on our business, operating results, cash flows and financial condition will be primarily driven by the severity and duration of the pandemic in the geographic regions where we and our clients operate, the pandemic’s impact on the global economy and the markets where we operate, the vaccination progress in the countries where we operate, the introduction of new variants or the possible resurgence of infection rates, the spread to communities previously not significantly affected, and the timing, scope and impact of stimulus legislation as well as other international, regional and local governmental responses to the pandemic. Those primary drivers are beyond our knowledge and control. As a result, the full impact the COVID-19 pandemic will have on our business, operating results, cash flows and/or financial condition is unknown. Through the date of this discussion, the impact on our financial condition and financial performance was more significant in the second quarter of 2020 as a result of the temporary site closures enforced across our delivery sites, and as we migrated our team members to a remote workforce. During 2021, although both revenue and net income were negatively affected by the pandemic, we were able to largely mitigate the negative impact on cash flow by taking steps to strategically contain costs. We are unable to reasonably estimate or quantify with precision the impact that the COVID-19 pandemic has had or will have on our financial results.
We do not believe our access to capital has not been materially impacted by the COVID-19 pandemic. In February 2021, we completed our IPO and used the net proceeds to repay a portion of our long-term debt. In September 2021, we completed a secondary offering for the sale of subordinate voting shares by certain of our non-controlling shareholders. Although we did not receive proceeds from this offering, the offering reflects the ability to access funding in the capital markets. We have not provided additional collateral, guarantees or equity to our lenders and we have not had material changes to our cost of capital due to the COVID-19 pandemic. There is no material uncertainty about our ongoing ability to meet the covenants in our credit agreement and we also do not expect to incur material COVID-19-related contingencies.
Material impairments: There has not been a material unfavorable change to our cash flow projections or key assumptions as a result of the COVID-19 pandemic and there are no other indicators of impairment. We did not recognize any impairment charge for the year ended December 31, 2021 based on our recoverability analysis.
Impacts to demand of our products and services: The COVID-19 pandemic has presented both challenges and opportunities in maintaining and expanding revenue. We also expect that the pandemic will create opportunities for a new delivery model such as our “Work Anywhere” offering, as our clients look to refine their in-house business continuity practices and adopt a permanent new operating model. The challenges of the COVID-19 pandemic have also accelerated the digital transformation initiatives of many of our clients, giving us the opportunity to deepen client relationships by providing more of our services to address their evolving digital enablement and customer experience needs. We cannot precisely quantify the impact of such acceleration of digital transformation initiatives on our financial results.
Industry Trends
The industry trends affecting us and that may have an impact on our future performance and financial performance include the trends described in “Item 4B—Business Overview—Industry Background”.
Seasonality
Our financial results may vary from period to period during any year. The seasonality in our business, and consequently, our financial performance, generally mirrors that of our clients. Our revenues are typically higher in the third and fourth quarters than in other quarters.
Foreign Currency Fluctuations
While our primary operating currency is the U.S. dollar, we are also party to revenue contracts denominated in the euro and other currencies and a significant portion of our operating expenses are incurred in currencies other than the U.S. dollar. Movements in the exchange rates between the U.S. dollar and these other currencies have an impact on our financial results. The tables below outline revenue and expenses by currency and the percentage of each of the total revenue and expenses for each period. In January 2021, we amended the TELUS MSA to stipulate that amounts to be paid by TELUS Corporation are denominated in U.S. dollars, as compared to the previous agreement which required amounts to be paid in Canadian dollars, thus reducing our overall exposure to Canadian dollars and the related foreign exchange effects when compared against the previous year.

	Years Ended December 31
	2021		2020		2019
	($ in millions)
(millions except percentages)	Revenue	% of total	Revenue	% of total	Revenue	% of total
U.S. dollar	$1,289	59%	$549	35%	$512	50%
European euro	801	36%	635	40%	240	24%
Canadian dollar	104	5%	398	25%	268	26%
Total	$2,194	100%	$1,582	100%	$1,020	100%

	Years Ended December 31
	2021		2020		2019
	($ in millions)
(millions except percentages)	Expenses	% of total	Expenses	% of total	Expenses	% of total
U.S. dollar	$881	44%	$573	39%	$476	53%
European euro	380	19%	332	23%	37	4%
Philippine peso	215	11%	187	13%	183	20%
Canadian dollar	196	10%	130	9%	44	5%
Other(1)	337	16%	239	16%	166	18%
Total	$2,009	100%	$1,461	100%	$906	100%
_____________________________________________________________
(1)This includes other currencies such as the Guatemalan quetzal, Bulgarian lev, Romanian leu and Indian rupee.
The following table presents information on the average exchange rates between the U.S. dollars and the key currencies to which we have exposure over the last three years:

	Years Ended December 31
Foreign Exchange Rates	2021	2020	2019
European euro to U.S. dollar	1.1826	1.1405	1.1201
Philippine peso to U.S. dollar	0.0203	0.0202	0.0193
Canadian dollar to U.S. dollar	0.7978	0.7454	0.7538
E.Critical Accounting Estimates
Not applicable.

ITEM 6   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.Directors and Senior Management
The following table sets forth certain information regarding our directors and executive officers as at the date of this Annual Report. Non-management directors are subject to term limits of 15 years. The business address for our directors and executive officers is Floor 7, 510 West Georgia Street, Vancouver, British Columbia, V6B 0M3.

Name	Province/State and Country of Residence	Age	Position
Jeffrey Puritt	Nevada, United States	58	President, Chief Executive Officer and Director
Marilyn Tyfting	British Columbia, Canada	51	Chief Corporate Officer
Vanessa Kanu	Ontario, Canada	44	Chief Financial Officer
Michael Ringman	Colorado, United States	50	Chief Information Officer
Charles Koskovich (1)	Texas, Colorado	54	Chief Operating Officer (1)
Michel Belec	British Columbia, Canada	59	Chief Legal Officer and Corporate Secretary
James Radzicki	California, United States	51	Chief Technology Officer
Maria Pardee	Colorado, United States	59	Chief Commercial Officer
Josh Blair	British Columbia, Canada	48	Chair and Director
Olin Anton	British Columbia, Canada	68	Director
Kenneth Cheong	Singapore	53	Director
Doug French	Ontario, Canada	56	Director
Tony Geheran	British Columbia, Canada	59	Director
Stephen Lewis	British Columbia, Canada	57	Director
Sue Paish	British Columbia, Canada	63	Director
Carolyn Slaski	Florida, United States	59	Director
Sandra Stuart	British Columbia, Canada	58	Director
(1) Mr. Koskovich resigned from our Company effective January 31, 2022.
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
Marilyn Tyfting has served as our Chief Corporate Officer since 2015 and, from 2007 to 2015, she was the Vice President of Human Resources for TELUS and TELUS International. She served as Vice President, Human Resources of Rogers Communications Inc. from 2003 to 2007, and held a variety of human resources leadership roles within Rogers from 1997 to 2003. She is currently the Vice-Chair of TELUS Vancouver Community Board and a member of the Presidents Group for accessible employment. Ms. Tyfting holds a Bachelor of Commerce and Masters of Science in Business Administration degrees from the University of British Columbia.

Vanessa Kanu has served as our Chief Financial Officer since September 2020. Prior to joining TELUS International, Ms. Kanu spent 16 years at Mitel Networks Corporation in increasingly senior leadership roles, including as Chief Financial Officer from 2019 to 2020. Prior to that she was at PricewaterhouseCoopers. Ms. Kanu currently serves on the Board of Directors of The Ottawa Hospital Foundation, where she is a member of the Finance and Audit Committee. She also serves on the Board of Directors of Thorn, including as the Chair of the Finance and Audit Committee, a not for profit organization with a mission to eliminate child sexual abuse materials from the internet. She holds a Bachelor of Science degree from the University of Hull, England. Ms. Kanu is a Chartered Professional Accountant in Canada, a Certified Public Accountant in the United States (Illinois State) and is a member of the Institute of Chartered Accountants of England and Wales.
Michael Ringman has served as our Chief Information Officer since 2012. Prior to joining us, he served as Vice President of Global Infrastructure of TeleTech Holdings Inc. from 2004 to 2012 and as its Director Converged Communications from 2002 to 2004. Prior to his time at TeleTech Holdings Inc., he was a Network Consultant at IBM Global Services from 1996 to 2000. Mr. Ringman holds a Bachelor’s degree in Science and a Masters of Sciences in Telecommunications degree from the University of Colorado Boulder.
Michel Belec has served as our Chief Legal Officer and Corporate Secretary since 2017. He also supports our Governance Office and is principally responsible for our privacy functions worldwide. Prior to joining us, he served as Senior Vice President, Legal Services of TELUS and prior to 1996 worked with Rogers Communications, Inc. Mr. Belec began his career as an associate at Fasken Martineau. He holds a Bachelor’s degree from Simon Fraser University and a Bachelor of Laws degree from Osgoode Hall Law School. Mr. Belec has completed various executive training programs and hosted numerous induction and learning programs both in and outside of TELUS International.
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
Maria Pardee has served as our Chief Commercial Officer since February 2021. Prior to joining TELUS International, Ms. Pardee spent eight years at DXC Technology as Senior Vice-President and General Manager leading the Digital Workplace and Mobility business with a focus on the transformation of employee and customer experience through innovation. Additionally, Ms. Pardee was a partner at KPMG, a CIO at BT (British Telecom) and a Vice-President at AMS/CGI. Ms. Pardee is committed to women in STEM as well as community initiatives supporting education, inclusion and political activism. She holds a Master of Science degree in Telecommunications and a Bachelor of Arts degree in International Affairs, both from the University of Colorado Boulder.
Charles (Chuck) Koskovich served as our Chief Operating Officer since January 2017. Prior to joining us, he was the Divisional President and Senior Vice President, Global Customer Care at Xerox Holdings Corporation from 2015 to 2017. Mr. Koskovich also spent time as Senior Vice President, Operations at Concentrix from 2012 to 2015, Vice President, Customer Support Operations at Blackberry Limited from 2009 to 2012, Senior Vice President, Operations for TeleTech Holdings Inc. from 2005 to 2009 and Vice President, DISH Network Customer Care Operations for EchoStar Corporation from 2003 to 2005. He holds a Bachelor of Business Administration degree from the Metropolitan State University of Denver, a Master of Organizational Management, Organizational Leadership degree from the University of Phoenix in 1990 and completed Executive Education with Harvard School of Business in 2017. Mr. Koskovich currently serves as a director of the Carroll Education Foundation and as Chairperson of Friends of Wewak and the Denver Workforce Development Board. Mr. Koskovich resigned from our Company effective as of January 31, 2022.
Our Directors
Josh Blair was elected to the board of directors on June 1, 2016 and serves as Chair of both the Board and of the Human Resources Committee. Mr. Blair is a Co-Founder and the CEO of Impro.AI, a high-tech company that is enabling the benefits of executive coaching to be brought to employees at all levels of organizations on an affordable, effective and global basis. He also serves as the Nominating, Governance and Compensation Chair for Neighbourly Pharmacies (TSX: NBLY). Additionally, Mr. Blair is a Partner at Esplanade Ventures, a venture capital firm focused on the health technology market. From 1995 through 2019, Mr. Blair served in increasingly senior leadership roles at TELUS Corporation, including as Group President from 2014 to 2019 overseeing TELUS International, TELUS Health, TELUS Business, TELUS Agriculture and TELUS Ventures. Mr. Blair holds a Bachelor Degree in Electrical Engineering from the University of Victoria and also completed the

Executive Program at the Smith School of Business at Queen’s University. In 2021, the University of Victoria awarded Mr. Blair an honorary doctorate degree in recognition of his career achievements as well as his community contributions.
Olin Anton joined the board of directors on January 19, 2021 and serves as Chair of the Audit Committee. Mr. Anton spent his career in professional practice as a Chartered Accountant and laterally as a Chartered Professional Accountant, CA. He was previously a partner at Deloitte LLP from 2002 to 2016, where he served as head of the British Columbia audit practice starting in 2013, managing partner of the Vancouver office from 2012 to 2013 and head of the Vancouver audit function from 2004 to 2012. Mr. Anton retired from Deloitte LLP in 2016. Mr. Anton began his career at Arthur Andersen LLP, where he joined in 1976, became a partner in 1988 and served as head of its audit practice until 2002 when he joined Deloitte LLP. Mr. Anton holds Bachelor of Science and Bachelor of Commerce degrees from the University of Saskatchewan. He is a Fellow Chartered Professional Accountant and a U.S. Certified Public Accountant.
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
Doug French was elected to the board of directors on September 23, 2020 and served as a member of the Audit Committee in 2021. Since 1996, Mr. French has held increasingly senior roles at TELUS, culminating in his appointment as Executive Vice-president and Chief Financial Officer in May 2016. He has influenced every recent transformational event at TELUS, including its evolution from a regional to national telecommunications carrier, the deployment of advanced wireless networks, its generational investments in fiber and establishing healthcare and agriculture portfolios. Today, he leads a team of more than 1,200 professionals responsible for financial operations, reporting and analysis, treasury, investor relations, risk management, revenue assurance, taxation, pension investment management, corporate development, corporate governance and law, real estate and sustainability and procurement. Doug is also a proud member and the Global Executive Sponsor of Spectrum, TELUS’ resource group for LGBTQ+ team members. Mr. French began his career as a Chartered Professional Accountant at Ernst and Young, before joining Clearnet, a predecessor company to TELUS. He holds a Bachelor of Arts (Honours), Commerce and Economics from the University of Toronto. Mr. French was appointed Fellow of the Chartered Professional Accountants of Ontario in 2017, and is a member of the International Accounting Standards Board’s Global Preparers Advisory Forum and the Prince’s Accounting for Sustainability Project.
Tony Geheran was elected to the board of directors on May 13, 2020 and serves as the Chair of the Governance and Nominating Committee. He is currently Executive Vice-president and Chief Operations Officer of TELUS, a position he has held since 2021. He previously held increasingly senior leadership roles at TELUS beginning in 2001, including Senior Vice President from 2013 to 2015, Executive Vice-president and President of Broadband Networks at TELUS from 2015 to 2018, and Executive Vice-president and Chief Customer Officer from 2018 to 2021. Prior to joining TELUS, Mr. Geheran worked at Cable and Wireless Ireland and Cable and Wireless Communications. He holds a Diploma in Professional Marketing from the Cranfield School of Management, a Certificate in Business Administration from The Open University and received his Professional Qualifications in Mechanical and Electrical Engineering while serving in the Royal Navy.
Stephen Lewis was elected to the board of directors on June 1, 2016 and is a member of the Governance and Nominating Committee. He joined TELUS in 1997, serving in a variety of roles including Vice President of Corporate Strategy and Business Development. Since July 2016 he has served as Senior Vice President and Treasurer of TELUS, responsible also for Corporate Development, Pension Investments and Investor Relations. Mr. Lewis formerly served as a consultant at Deloitte Touche Tohmatsu Limited from 1994 to 1997 and an account manager at the Royal Bank of Canada from 1988 to 1992. He holds a Business Degree from Ivey Business School and a Master of Business Administration from INSEAD. He is a Chartered Financial Analyst charter holder.
Sue Paish was elected to the board of directors on May 2, 2021 and is a member of both the Governance and Nominating and the Human Resources Committees. Ms. Paish is a Corporate Director and is currently Chief Executive Officer of Digital Technology Supercluster, a position she has held since 2018. She is Chair of the Board of the CORIX Group of Companies and serves on the Boards of Canexia Health and Own the Podium. She is the past Chair of the Board of the Business Council of British Columbia and the Vancouver Board of Trade. Ms. Paish served as Corporate Director and then as President and CEO of LifeLabs Medical Laboratory Services from 2008 to 2017 and also as Corporate Director and CEO of Pharmasave Drugs (National) Ltd. from 2004 until 2012. She has previously also served as Managing Partner of the law firm, Fasken, from 2000 - 2006 and practiced law at the firm from 1983 to 2006. She holds a Bachelor of Commerce and a Bachelor of Laws from The University of British Columbia.

Sandra Stuart was elected to the board of directors on September 25, 2021 and is a member of the Audit Committee. She currently also serves as a Corporate Director at HSBC Germany, Canfor Corporation and as a Trustee and Chair of the Audit Committee for DRI Healthcare Trust. Ms. Stuart previously served in increasingly senior leadership roles at HSBC

Canada beginning in 2010, including as Chief Executive Officer from 2015-2020 and as Chief Operating Officer from 2010 to 2015. Ms. Stuart holds a Bachelor of Business and Economics degree from Simon Fraser University and has completed numerous executive management courses through Harvard Business School and IMD International Business School.

Carolyn Slaski was elected to the board of directors on July 2, 2021 and is a member of both the Audit and Human Resources Committees. Prior to her retirement from EY LLP, Carolyn served as the Americas and US Vice-Chair of Talent from 2015 to 2021. Previously, Ms. Slaski was a Senior Audit Partner from 1984-2021 and, during that time, also served as the East Region Assurance Managing Partner from 2013 to 2015, New Jersey Office Managing Partner and Market Segment Leader from 2010-2013 and European Client Service Partner and Capital Markets Leader from 2002 to 2005. Ms Slaski holds a Bachelor of Arts in Economics (Honors) from Rutgers University, a Certified Public Accountant certification and has completed EY’s Strategic Leadership Program by Harvard University.

B.Compensation
Overview
The following discussion of our executive compensation program includes information relating to our philosophy and approach to executive compensation, the methodologies and market research we use in determining compensation and the actual compensation earned by our named executive officers (NEOs) for their 2021 performance.
For 2021, our NEOs are:
•Jeff Puritt, President and Chief Executive Officer (CEO);
•Vanessa Kanu, Chief Financial Officer (CFO);
•Charles (Chuck) Koskovich, Senior Vice President and Chief Operating Officer (COO);(1)
•Marilyn Tyfting, Senior Vice President and CCO; and
•Michael Ringman, Chief Information Officer (CIO).
(1) Mr. Koskovich resigned from the Company, effective January 31, 2022.
Compensation Discussion and Analysis
Key Compensation Principles
We pay for performance. We establish a clear and direct link between compensation and the achievement of business objectives—in both the short-term and long-term—by providing an appropriate mix of fixed versus at-risk compensation and immediate versus future income linked to the share price performance of the Company. We also drive continued levels of high performance by setting ambitious targets.
The human resources committee of the Company’s board of directors takes an approach to compensation that is both market-based and performance-based. The primary focus of the human resources committee is to maintain an executive compensation program that supports the achievement of three objectives:
•to advance our business strategy;
•to enhance our growth and profitability; and
•to attract and retain the key talent necessary to achieve our business objectives.
1.We pay for performance
An NEO’s compensation is based on the NEO’s personal performance, together with corporate performance and position within a range determined with reference to market compensation data. Linking executive pay to actual performance ensures that executive compensation is aligned with the creation of shareholder value.

2.We promote sound risk-taking
Our executive compensation program incorporates elements that are intended to ensure our compensation practices do not encourage excessive or inappropriate risk-taking. Below are some of the governance practices, policies and inherent design elements of our executive compensation program that help manage and mitigate risk in executive compensation.

WHAT WE DO
•
Compensation consultant—We use an external executive compensation consultant to assess our executive compensation program to ensure alignment with shareholder and corporate objectives, best practices and governance principles
	•	Balance between short-term and long-term incentives—Reasonable balance between compensation elements that focus on short-term financial performance and longer-term Company share price appreciation
•
Pay for performance—Our performance metrics are well communicated and regularly monitored through the corporate scorecard, see “—TELUS International Performance Bonus Program—Methodology—Step 1”, and include short- and long-term performance measures to align performance with business objectives. Additionally, 70% of the TELUS International Performance Bonus Program payments are based on corporate performance
•
Overlapping performance periods—Within our long-term incentive (LTI) program, the overlap in performance periods ensures that executives remain exposed to the risks of their decision-making and risk-taking through their unvested equity awards and the shares that they are required to own. See “—At-Risk Pay: Long-Term Incentives” for a summary of the treatment of the final grant of LTI awards under the MIP in light of our initial public offering

•
Robust share ownership requirements—In place for our executives with respect to Company shares granted under the Omnibus Long-Term Incentive Plan (7x base salary for the CEO and 3x base salary for the other NEOs), and for our non-employee directors (at 5x the annual cash retainer portion of each director’s annual compensation within five years of their initial election), and the additional holding periods applicable to certain awards granted to our CEO, as described in “— Summary of NEO Employment and Separation Agreements.”
	•	Caps on payouts—Equity incentive awards are generally capped at 200% to avoid excessive payouts and are in line with market practices

WHAT WE DO NOT DO
•	Maintain or reduce performance target levels for incentive plans. Instead, steadily increasing performance levels must be achieved to realize payouts year after year	•	Guarantee annual base salary increases or bonus payments
•	Allow any director, executive or employee to monetize or hedge our shares or equity-based compensation to undermine the risk alignment in our equity ownership requirements	•	Offer excessive perquisites
•	Over-emphasize any single performance metric	•	Guarantee a minimum level of vesting for our long-term incentives
3.We balance the short-term and long-term
Our program features a well-balanced mix of fixed and variable pay elements, with the layering of payout timing, annual awards and overlapping vesting of equity incentives and various incentive vehicles.
In connection with our initial public offering, our board of directors adopted the 2021 Omnibus Long-Term Incentive Plan (2021 LTIP), under which it granted equity awards to our NEOs at the initial public offering. The 2021 LTIP is also used to grant annual long-term incentive awards, or LTIs. LTIs for performance year 2021, granted in the form of restricted share units (RSUs) and performance share units (PSUs), as well as grants of RSUs and options (Options) that were granted in connection with and prior to our initial public offering, result in a laddered vesting schedule for each award, rather than one-time vesting of all outstanding awards on a specified date that generally results in larger, sporadic settlements. The LTI awards are 100% equity-settled. For information about the 2021 LTIP and equity compensation programs that we implemented in connection with our initial public offering, please see “—Company Equity-Based Compensation Plans at a Glance”.

4.We reward contribution
Our approach to executive compensation is both market-based and performance-based. Our compensation structure and philosophy generally track the compensation structure of TELUS, our controlling shareholder. LTI grant levels have historically been performance-differentiated and are based on an executive’s in-year performance and future potential.
We consider this performance-based approach to granting LTIs to be a best practice, instead of granting LTIs based on market benchmarks only.
5.We align compensation with corporate strategy
To align executive compensation with our corporate strategy, we make a direct link between an executive’s pay and the executive’s performance against the achievement of our corporate objectives.

The CEO and the other NEO’s annual performance bonuses are evaluated through assessing the Company’s performance, which is based on a combination of corporate scorecards, and individual performance. 50% of our 2021 LTIs are in the form of PSUs to align management with shareholders’ interests while incentivizing management to achieve performance targets based on corporate performance objectives tied to earnings per share and revenue growth. Performance bonus metrics are part of a multi-year business plan and are aligned with our longer-term goals.
6.We align our pay practices across the organization
Our pay practices are aligned across the organization. We also use the following methodologies in considering equitable compensation:
•bonus calculations include a mix of Company and individual performance metrics for executives, as well as all team members;
•overall annual increases to base salary for the executives are relatively aligned with increases to base salary for positions below the executive level;
•materially or significantly increased responsibility in any team member’s role and/or a subsequent promotion is accompanied by a change in pay, as appropriate; and
•compensation data, along with other relevant factors, such as internal equity and strategic significance of the role, are considered to develop a base salary range and a total compensation target for all positions across the organization.
Board Oversight and Compensation Governance
Our executive compensation governance protects the peer relationships among the members of our board of directors and TELUS, our controlling shareholder. Under our revised Board Policy Manual, which describes the terms of reference for various Company governance functions, the human resources committee has the authority to develop the Company’s philosophy and guidelines on executive compensation, oversee succession-planning and review and approve certain compensation and performance-rating decisions.
In 2021, the revised Board Policy Manual set forth our governance policies around executive compensation as follows:
Our board of directors had the following responsibilities:
•appoint and replace the CEO (subject to the shareholder agreement among the Company, TELUS and Baring), which responsibility the board of directors has delegated to the TELUS CEO;
•satisfy itself about the integrity of our CEO and the senior leadership team; and
•oversee succession planning for the CEO, with the advice and recommendation of the board of directors.

The CEO had the following responsibilities:
•create, maintain and review with the human resources committee an annual plan for the appointment, performance management, leadership development and succession of the senior leadership team; and
•support the Governance and Nominating Committee in respect of recruiting new directors to the board of directors.
The human resources committee had the following responsibilities:
•upon the advice of the CEO, review and approve the proposed appointment of any person to the senior leadership team;
•review and approve all agreements, including those dealing with retirement, termination of employment or other special circumstances, between the Company and the CEO and the Company and any member of the senior leadership team;
•review and approve the succession plans for the CEO and other members of the senior leadership team;
•develop and recommend to the board of directors for its approval the Company’s compensation philosophy and guidelines for the senior leadership team and recommend any material changes to the board of directors for its approval;
•review and approve the design of and bonus pool guidelines for the annual performance bonus plan;
•review and approve any proposed establishment of, and material changes to, incentive compensation plans and employee benefit plans for the senior leadership team and all equity-based incentive plans of the Company or its subsidiaries;
•review management’s recommendations for and approve the granting of options or other securities under the Company’s or its subsidiaries’ equity-based incentive plans;
•review and approve the levels and types of benefits, including perquisites and vehicles, that may be granted to the CEO and the senior leadership team, subject to the terms of any applicable employee benefit plans and guidelines established by the board of directors;
•approve the share ownership guidelines for the CEO and the senior leadership team and review compliance with those guidelines;
•review and approve the corporate scorecard, individual goals and objectives relevant to CEO compensation;
•review and approve the CEO’s performance evaluation and the CEO’s compensation;
•upon the recommendation of the CEO, review and approve the performance evaluations and the compensation of the senior leadership team;
•consider and determine all matters concerning incentive awards, perquisites and other remuneration matters with respect to the CEO and senior leadership team; and
•approve the list of companies in the comparator group against which the Company benchmarks its compensation program and review the compensation ranges for the Company’s senior management against the compensation of the companies in this comparator group.
Human Resources Committee Experience
Members of the human resources committee have a range of complementary skills in areas such as human resources, corporate governance, risk assessment, public company leadership and board experience, which enable them to make effective decisions on our compensation practices. Some of the human resources committee members have served in executive capacities or on compensation committees with other public issuers and, through those roles, have acquired direct experience relevant to their responsibilities for reviewing and considering executive compensation. The diverse experience of the human resources committee members also includes an extensive understanding of accounting considerations in the context of executive compensation and practices for attracting, developing and retaining talent.
As of December 31, 2021, the members of the human resources committee were Josh Blair, Sue Paish and Carolyn Slaski. Kenneth Cheong and Olin Anton each served on the human resources committee during a portion of 2021. Further information about the human resources committee members can be found in “Item 6A—Directors and Senior Management—Our Directors,” and information about the current composition and responsibilities of the human resources committee can be found in “Item 6C—Board Practices—Human Resources Committee”.
Compensation Consultant
In advance of our initial public offering, the human resources committee engaged the compensation consultant (Compensation Consultant) as a compensation consultant and advisor to the board of directors and management. During 2021, the Compensation Consultant performed a variety of tasks for the human resources committee, including reviewing the competitiveness of our executive and director compensation program and annual incentive and LTI program design.
Compensation Elements for the CEO and the Other NEOs in 2021
The key components of total direct compensation for the CEO and the other NEOs are fixed-base salary, short-term performance bonuses (paid in cash to reward annual performance) and LTIs (paid in the form of equity awards consisting of RSUs and PSUs (all of which settle in equity) to promote retention and reward performance over the long term).
Benefits and perquisites, including retirement benefits, are also considered as part of the Company’s total compensation for the CEO and the other NEOs. See “—Benefits and Perquisites” for more details.
Total Compensation at a Glance
This table describes the components of total compensation that our NEOs have received for fiscal year 2021.

Component	Description	Objective
Fixed-base salary	•Ranges are established for each position based on market practice, with the mid-point of the range being set at the median of the comparator group
•Recognizes varying levels of responsibility, prior experience, breadth of knowledge, overall individual performance and internal equity, as well as the pay practices of companies in the comparator group

Annual performance bonus
•Target 60% of base salary for NEOs and target of 150% base salary for the CEO
•TELUS International Performance Bonus Program (PBP) tied to the performance of the NEO and the Company’s overall corporate performance, with corporate performance given 70% weighting and individual performance given 30% weighting
•PBP metrics can lead to payouts ranging from zero (for substandard performance) to a maximum of 150% of target (for exceptional performance)
•Provides an annual performance bonus paid in cash based on corporate and individual performance of the applicable year
Equity compensation	•Links a significant portion of the at-risk compensation to Company shareholder return and helps to promote retention of executives	•Helps to promote retention of executives
Benefits and perquisites
•A competitive executive benefits program
•Vehicle allowance for the CEO and CCO and annual allowance for the CEO, and limited perquisites including contributions to the defined contribution plan and telecom benefits

Retirement benefits
•Benefits under TELUS’ Amended and Restated Pension Plan for Management and Professional Employees of TELUS Corporation (the DB Plan), a contributory, Canadian-registered defined benefit plan for our CEO and CCO, benefits under the Supplemental Retirement Arrangement for Designated Executives of TELUS Corporation (SRA) consistent with market practice for Canadian executives for our CEO, benefits under TELUS’ Supplementary Employee Retirement Plan for Vice Presidents and Certain Other Designated Employees (SERP 2020) for our CCO and benefits under TELUS’ Defined Contribution Pension Plan for Provincially Regulated Employees (Defined Contribution Plan) (a registered defined contribution plan) for our CFO. Our CEO and CCO also have retirement benefits in the TELUS Supplementary Savings Plan (Savings Plan) (a nonqualified after-tax account), but no longer contribute to the Savings Plan. These retirement programs are further described in “—TELUS Retirement Plan Benefits”.
•Competitive 401(k) plan with Company match for US executives

2021 Approach to Compensation
Base Salary Methodology
During 2021, the human resources committee considered and approved the CEO’s annual base salary. Josh Blair, the chair of our board of directors and the chair of our human resources committee, has been delegated the authority by our board of directors to approve any changes in base salary for members of the senior leadership team.
We set our base salary range midpoints at the 50th percentile of a comparator group. As part of its annual pay assessment for 2021, the human resources committee reviewed competitive pay data prepared by the Compensation Consultant. We then made adjustments to individual base salaries that we consider appropriate to recognize the executives’ varying levels of responsibility, prior experience, breadth of knowledge, overall individual performance and internal equity, as well as the pay practices of companies in a comparator group.

As required pursuant to the revised Board Policy Manual, the human resources committee has reviewed and approved the CEO’s compensation based on the human resources committee’s assessment of the CEO’s performance.
At-Risk Incentive Pay Components
At-risk incentive pay consists of:
•annual performance bonus (paid in cash); and
•long-term incentives (in the form of RSUs and PSUs).
The following outlines our approach in determining and delivering these at-risk incentive pay components.
At-Risk Pay: Annual Performance Bonus
The annual performance bonus for NEOs is determined pursuant to the PBP. A summary of the terms of the PBP follows.
TELUS International Performance Bonus Program
Methodology
The PBP is designed to reward the achievement of business objectives in the short-term by providing immediate income in cash. For 2021, this component of at-risk pay was calculated based on individual (30%) and corporate (70%) performance to better reflect affordability and our continued focus on funding strategic investments.
For 2021, each executive’s annual target performance bonus under the PBP was set using the following formula. Each element in the formula is explained in the steps outlined below:
To determine the annual performance bonus for each executive, we follow a three-step process:

Step 1: Assess Company corporate performance as measured by the corporate scorecard results;
Step 2: Assess an executive’s individual performance; and
Step 3: Calculate the annual performance bonus based on the above payout formula.
The three-step process is described in further detail below.
Step 1: Assess Company corporate performance as measured by the corporate scorecard results;
The Company’s corporate performance is measured through the results of our corporate scorecard, which is determined after the end of a performance year by rating the extent to which we have met or exceeded our targets for each metric set at the start of the year. Our 2021 metrics measured achievements in the following areas: Team, Customers First, and Profitable Growth & Efficiency. See below table on the 2021 corporate scorecard metrics.

Scorecard Metrics
Team (10%)
•Consolidated Engagement
•Agent Attrition Index
Customers First (40%)
•Service Excellence Promise
Profitable Growth & Efficiency (50%)
•Revenue
•Gross Margin
•Adjusted EBITDA
•Free Cash Flow
The objectives in the Company’s corporate scorecard are set annually and collectively approved by the CEO, CFO, CCO and COO at the beginning of the year. Financial metrics in the objectives are largely based on targets that meet or exceed the annual budget approved by the board of directors.
The key aspects of the target-setting process include:
•selecting measurable and auditable performance metrics;
•ensuring that, as a general principle, the threshold target for any metric (yielding a 0.5x multiplier) exceeds the actual result on that metric in the previous year. The target (yielding a 1.0x multiplier) for any budget-related metric is generally set at or above the corresponding number in the corporate budget approved by the board of directors;
•stress-testing the current year’s targets against the prior year’s scorecard to determine year-over-year continuous improvement;
•ensuring that the targets and stretch targets that are used to determine whether these objectives have been met or exceeded are clearly set out in the Company’s corporate scorecard; and
•ensuring that all performance metrics are tied to the Company’s achievement of our corporate objectives.
During the year, results and/or targets may be adjusted to normalize for one-time events or other unique circumstances. In accordance with the adjustment process, the CEO, CFO, CCO and COO collectively review and approve all adjustments proposed by management.
Step 2: Assess an executive’s individual performance

The individual performance of each NEO is initially assessed by the CEO and is reviewed and approved by the human resources committee. The individual performance of the CEO is reviewed and approved by the human resources committee.

The chair of the human resources committee invites board of directors’ members to provide their feedback regarding the CEO’s performance.
Step 3: Calculate the annual performance bonus based on the above payout formula
Based on an assessment and recommendation from the CEO, the human resources committee reviews each NEO’s performance and determines an individual multiplier, and along with the related multiplier in the Company corporate balanced scorecard, approves of the annual performance bonus under the PBP for each NEO using the formula in this section. The human resources committee, with input from the chair of the board of directors due to the peer relationships between our Company and TELUS, our controlling shareholder, assesses the personal performance of the CEO and his leadership. Based on this assessment, the human resources committee determines an individual multiplier and, along with the related multiplier in the Company corporate balanced scorecard, approves of the board of directors for approval of the annual performance bonus under the PBP for the CEO, based on the formula in this section.
The relative weight that corporate, business unit and individual performance has in determining a team member’s annual performance bonus under the PBP depends on the individual’s organizational level and ability to influence the Company’s overall performance. For each of our NEOs, Company corporate performance is weighted at 70% and individual performance is weighted at 30%. In addition to Company corporate and individual performance, the board of directors has the discretion to adjust bonus payouts for any extraordinary circumstances or other factors, as it deems appropriate.
At-Risk Pay: Long-Term Incentives
2020 Management Incentive Plan Awards
In 2016, the human resources committee approved the Omnibus Long-Term Incentive Plan (MIP) under which cash and equity-settled LTI awards were granted to our senior leaders, including our NEOs. Beginning in 2016, a portion of the shares under the MIP were reserved for grants of LTI awards over a five-year period. From 2016 through 2019, each annual allocation was granted in the form of Options (for 2016) and otherwise was granted in TI phantom options (Phantom Options), TI phantom restricted share units (TI Phantom RSUs) and TELUS phantom restricted share units (TELUS Phantom RSUs). Each NEO Annual Allocation (as defined below) was comprised of 50% Phantom Options, 30% TI Phantom RSUs; and 20% TELUS Phantom RSUs, and each grant vested subject to continued service through the vesting date (generally 2.5 years following the grant for TI Phantom RSUs and TELUS Phantom RSUs and the third anniversary of the grant date for cash-settled Phantom Options), and a performance multiplier that was based 60% on the Company’s EBITDA and 40% on the quality of service for the Company’s customers.
Due to the timing of our initial public offering and the original timing of the final MIP grant occurring shortly following the Lionbridge AI acquisition and prior to the approval of the 2021 LTIP, our human resources committee decided, upon the recommendation of our Compensation Consultant, to grant the final tranche of the 2020 MIP (2020 MIP Awards) in respect of 2020 performance on the effective date of the initial public offering, on February 2, 2021. Despite the delay, the 2020 MIP Awards approximated the annual grant each executive otherwise would have received in December 2020 under the MIP, after taking into account the timing of the initial public offering. As such, the aggregate value of the 2020 MIP Awards approximated the remainder of the MIP pool. The 2020 MIP Awards were allocated among the NEOs in the same manner as annual grants were historically allocated under the MIP: 30% for Mr. Puritt, 12% for Ms. Kanu, 12% for Mr. Koskovich, 12% for Ms. Tyfting and 8% for Mr. Ringman (each, a NEO Annual Allocation), and the remaining 26% allocated to select other members of management. The 2020 MIP Awards were granted using the initial public offering price of $25.00.
The awards were generally granted as 50% Options and 50% equity-settled RSUs (40% Options and 60% RSUs for Mr. Puritt), with the portion of the MIP that had been historically granted as TELUS Phantom RSUs instead being granted in the form of RSUs. The Options and RSUs generally vest in four equal annual instalments, in each case, subject to continued employment through each applicable vesting date, consistent with standard time-based vesting under the MIP and under the 2021 LTIP. The individual grant values for each of our NEOs is set forth in the “Grants of Plan-Based Awards Table”, below.

2021 Long-Term Incentives
Following our initial public offering, we worked with the human resources committee and Compensation Consultant to design and implement an ongoing compensation program for our CEO and the other NEOs as a public company. For 2021, our human resources committee designed an executive compensation program to achieve the objectives described above under “Key

Compensation Principles”. As was the case prior to our initial public offering, equity awards were granted to encourage an ownership culture and align management with stockholders’ interests.
Our 2021 LTIP consisted of RSU and PSU grants to our CEO and the other NEOs. We believe the use of RSUs and PSUs align the compensation of these senior leaders with stockholders’ interests. The value recognized by individuals with respect to these awards will depend on the Company’s stock price performance and, in the case of the PSUs, if certain performance targets are met within the performance period, as described below.
On May 20, 2021, our human resources committee approved long-term performance incentive awards for our senior leaders, including our NEOs. 50% of the equity granted to our senior leaders was in the form of RSUs and 50% of the equity granted to our senior leaders was in the form of PSUs. The number of RSUs and PSUs granted were calculated based on the closing price per TI share on May 19, 2021 of $29.17. The RSUs generally vest 25% on each of the first four anniversaries of the grant date, subject to continued employment through each applicable vesting date. The PSUs will cliff vest on the third anniversary of the grant date, subject to achievement of the following performance targets:
•60% of the PSUs will be earned based on the Company’s earnings per share compound annual growth rate during the performance period, which we refer to as EPS Growth CAGR; and
•40% of the PSUs will be earned based on the Company’s organic revenue compound annual growth rate during the performance period, calculated pursuant to IFRS, which we refer to as Organic Revenue Growth CAGR.
The RSUs and PSUs are subject to forfeiture if the applicable holder is terminated with cause (as defined in the award agreement). In the event of death, the RSUs and PSUs will vest (in the case of PSUs, assuming target performance). In the event of disability or the holder’s retirement, the RSUs and PSUs will continue to vest in accordance with their original vesting schedule. In the event of a termination without cause, the holder will be entitled to a prorated portion of the award, calculated based on the amount of service provided during the applicable performance period assuming target performance.
The individual grant values for each of our NEOs, including the threshold, target and maximum payout of PSUs, is set forth in the “Grants of Plan-Based Awards Table”, below.
Sign-On Grant for Vanessa Kanu
Pursuant to Ms. Kanu’s employment agreement, she was entitled to receive an equity grant with a grant date fair value of $750,000 for services in 2020. Due to the timing of our initial public offering, our human resources committee, with Ms. Kanu's consent, decided to delay the grant until the effective date of the initial public offering. Ms. Kanu received a grant of 30,000 RSUs under our 2021 LTIP on February 2, 2021 that will generally vest in four equal annual instalments.
Benchmarking
When making compensation decisions, the human resources committee takes into consideration the value of total direct compensation (TDC), which consists of base salary, annual performance bonus and long-term equity incentive compensation provided to executives. The human resources committee generally looks to position the value of target TDC to be competitive with the 50th percentile of comparable companies, with exceptions made based on the human resources committee’s analysis of key factors.
In assessing competitive compensation levels and practices, the human resources committee reviewed and compared compensation to executives at a peer group of companies. In connection with selecting companies for the peer group, the human resources committee considered the following criteria: annual revenues, profitability, market capitalization, and the comparator groups used by proxy advisory firms.
The human resources committee selected the following list of companies that would comprise our peer group for 2021 compensation decisions:
•Conduent Inc.
•Genpact Ltd.
•Unisys Corp.
•EPAM Systems, Inc.
•Jack Henry & Associates Inc.
•Sykes Enterprises, Inc.

•WEX Inc.
•Sabre Corporation
•Black Knight, Inc.
•Verint Systems
•Virtusa Corporation
The human resources committee reviewed a report on the Company’s compensation programs for its senior leadership team, which incorporated data provided by the Compensation Consultant. The Compensation Consultant collected compensation data from the companies in our competitor peer group (the most recent peer compensation data available at the time) and compared the information to the senior leadership team’s target total direct compensation and the elements that target total direct compensation is comprised of.
2021 Actual Compensation Mix (Percentage of Total Direct Compensation)(2)

		CEO		Other NEOs
Compensation element	Provided as	Target	2021 actual	Target	2021 Actual
Base salary (fixed)	Cash	10%	9%	28%	29%
Allowances (fixed)	Cash	1%	1%	—%	—%
Annual Performance bonus (at-risk)	Cash	15%	15%	17%	11%
Long-term incentive (at-risk)	RSUs (1)	37%	37%	28%	30%
Long-term incentive (at-risk)	PSUs	37%	37%	28%	30%
______________________________________________
(1)The 2020 MIP Awards and the sign-on grant to Ms. Kanu made in February 2021 are excluded from this table as such grants were in respect of 2020 performance.
(2)Sum of percentage may not total 100% due to rounding.
2021 Actual Compensation
Base Salary Compensation
The annual base salaries that our NEOs were entitled to receive in respect of calendar year 2021, were as follows:

Name	2021 Annual Base Salary(1) ($)
Jeff Puritt	850,000
Vanessa Kanu	395,000	(2)
Charles (Chuck) Koskovich	390,000
Marilyn Tyfting	321,530	(3)
Michael Ringman	315,000
_________________________________________________
(1)Base salary amounts reflected in the “Summary Compensation Table” differ from the amounts above since annual merit increases for 2021 took effect on July 1, 2021. Annual merit increases typically take effect in April but this increase was delayed due to the ongoing impact of the COVID-19 pandemic.

(2)Base salary value converted from CAD $500,000 to USD using an exchange rate on December 31, 2021, of $0.79.
(3)Base salary value converted from CAD $407,000 to USD using an exchange rate on December 31, 2021, of $0.79.
For more details about the actual amount of base salary paid to our NEOs in 2021, see “—Summary Compensation Table”.

2021 PBP Payouts
Each NEO’s annual performance bonus was determined by applying the formulas outlined under the headings “—TELUS International Performance Bonus Program”. Specifically, the human resources committee assessed the Company’s corporate performance against the corresponding targets, as measured by the corporate scorecards for the Company and each NEO’s individual performance, which included evaluations of the NEO’s effective personal performance and leadership. In
2021, the annual performance targets for the NEOs and the CEO were 60% of base salary and 150% of base salary, respectively.
Based on the above, each our the NEOs received the following amounts under the PBP for fiscal 2021.

Named Executive Officer	2021 PBP Payout
Jeff Puritt	$1,239,934
Vanessa Kanu	$225,112	(1)
Charles (Chuck) Koskovich	$—	(2)
Marilyn Tyfting	$156,678	(1)
Michael Ringman	$156,193
_________________________________________________
(1)This value is converted from CAD $284,952 to USD for Ms. Kanu and from CAD $198,326 for Ms. Tyfting using an exchange rate on December 31, 2021, of $0.79.

(2)     Mr. Koskovich resigned from the Company effective January 31, 2022.
Long-Term Incentives
The individual grant values for each of our NEOs granted in February 2021 under the 2020 MIP and the 2021 long-term incentive grants to our NEOs granted in May 2021, including the threshold, target and maximum payout of PSUs, is set forth in the “Grants of Plan-Based Awards Table”, below.
Benefits and Perquisites
We provide our NEOs with a competitive benefits program that includes health and dental coverage, life, accident and critical illness insurance coverage, short-term and long-term disability coverage and health spending accounts as we do for all our employees. In addition, we offer our NEOs and all our employees the opportunity to purchase TI shares at a 15% discount, through regular payroll deductions up to a maximum of $25,000 per year under the Company employee share purchase plan. We also offer Canadian executives who were participating in the TELUS employee share purchase plan before May 1, 2021 the opportunity to continue to participate in the TELUS employee share purchase plan and purchase TELUS shares through regular payroll deductions, with a match of 35% for Canadian executives to a maximum of 6% of base salary under the TELUS employee share purchase plan.
The use of perquisites is limited for our NEOs. Some of the perquisites we provide to our NEOs include (1) an executive health plan for Canadian executives; (2) a $25,000 annual allowance intended to cover financial and retirement counseling and other items, for our CEO; (3) a vehicle allowance for our CEO and CCO; (4) telecom benefits for the home (for work and personal use) of our Canadian executives, including our CFO and CCO and (5) a telephone concession. For information regarding the value of perquisites paid to our NEOs in 2021, see “—Summary Compensation Table”.
Our CEO is entitled to benefits under the DB Plan and SRA pension plans consistent with market practice for TELUS Canadian executives, our CFO is entitled to participate in the Defined Contribution Plan (a registered defined contribution plan) and our CCO is entitled to participate in the DB Plan and SERP 2020. Our NEOs in the United States are eligible to participate in the Company’s 401(k) plan and are entitled to receive an employer matching contribution. For information regarding the value of retirement benefits paid to our NEOs in 2021, see “—Summary Compensation Table,” “—Pension Benefits” and “—TELUS Nonqualified After-Tax Account”.
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
In the circumstances described above, the board of directors of TELUS may cancel, or require the executive to repay to TELUS, all or part of the following compensation paid or awarded to the executive in respect of the financial year for which restated financial statements are required:
•the annual performance bonus;
•unvested Phantom Options, TI Phantom RSUs and TELUS Phantom RSUs;
•vested but unexercised options; and
•any monetary payments and shares received from the exercise or settlement of LTI awards.
The board of directors of TELUS may seek recoupment if the restatement of the financial statement(s) occurs within 36 months of the original date the audited financial statements were filed with the requisite securities commissions or similar regulatory authorities in each of the provinces and territories of Canada.
Tax and Accounting Considerations
In making compensation decisions, the impact of accounting implications and tax treatment of significant compensation decisions are considered. We account for equity-based payments with respect to our long-term equity incentive award programs in accordance with the requirements of IFRS 2.
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

Summary Compensation Table
The following table summarizes the compensation earned by our NEOs for the years ending December 31, 2021, December 31, 2020 and December 31, 2019.

Name and Principal Position	Year	Salary ($)(1)		Bonus ($)		Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)		Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)		All Other Compensation ($)		Total Compensation ($)
Jeff Puritt	2021	770,385		—		11,257,700	893,466	1,239,934		1,199,220	(4)	124,857	(5)	15,485,561
President and Chief Executive Officer	2020	611,809		—		—	—	686,449		2,004,072		103,909		3,406,239
	2019	565,965		—		1,443,461	157,434	636,145		2,942,170		97,835		5,843,010
Vanessa Kanu	2021	393,690	(6)	—		3,173,932	446,745	225,112	(15)	—		42,803	(9)	4,282,282
Chief Financial Officer	2020	121,135	(7)	395,000	(8)	—	—	255,960	(10)	—		8,951		781,046
	2019	—		—		—	—	—		—		—		—
Charles (Chuck) Koskovich	2021	384,692		—		2,413,956	446,745	—		—		38,462	(11)	3,283,855
Senior Vice	2020	361,613		—		—	—	204,742		—		48,189		614,544
President and Chief Operating Officer	2019	349,835		—		577,385	62,972	189,785				37,472		1,217,449
Marilyn Tyfting	2021	296,869	(12)	—		2,283,974	446,745	156,678	(16)	165,979	(13)	47,699	(14)	3,397,943
Senior Vice	2020	268,920		—		—	—	153,284		134,458		46,746		603,408
President and Chief Corporate Officer	2019	266,014		—		577,385	62,972	148,303				70,325		1,124,999
Michael Ringman	2021	307,039		—		1,719,239	297,830	156,193		—		30,501	(11)	2,510,802
Chief Information Officer	2020	272,158		50,000		—	—	146,965		—		28,826		497,949
	2019	261,753		—		384,923	41,981	142,001				33,374		864,032
_________________________________________________
(1)Actual base salary paid in 2021 differs from our NEO’s mid-year base salary because annual merit increases for 2021 took effect on July 1, 2021.

(2)The values set forth in the Stock Awards column for 2021 represent the aggregate grant date fair market value of RSUs granted to the NEOs on February 2 and May 20, 2021, and PSUs (at target) granted to the NEOs on May 20, 2021, computed in accordance with IFRS 2. The RSUs granted on February 2, 2021 were part of the 2020 MIP Awards that were made in respect of 2020 performance. In order to reflect the pricing of the initial public offering, the grant of the 2020 MIP Awards was delayed to February 2021. For total direct compensation of our NEOs exclusively in respect of services provided in 2021, see “2021 Alternative Summary Compensation Table.”

(3)The values set forth in the Option Awards column for 2021 represent the grant date fair market value of Options granted to the NEOs on February 2, 2021. The Company estimates the fair value of option-based awards using the Black-Scholes valuation model. These Options were part of the 2020 MIP Awards that were made in respect of 2020 performance. In order to reflect the pricing of the initial public offering, the grant of the 2020 MIP Awards was delayed to February 2021. For total direct compensation of our NEOs exclusively in respect of services provided in 2021, see “2021 Alternative Summary Compensation Table.”

(4)This value is converted from CAD $1,518,000 to USD using an exchange rate on December 31, 2021 of $0.79 and reflects the actuarial increase in the present value of Mr. Puritt’s benefits under the DB Plan (CAD $65,600) and the SRA (CAD $1,452,400). See “—TELUS Retirement Plan Benefits” for more information on the pension plan benefits and how such amounts are calculated.
(5)All Other Compensation for fiscal 2021 consisted of $17,400 car allowance, $25,000 other annual allowance, $189 gift card, $22,140 for telecom benefits for the home and CAD $76,111 in dividends on TELUS Phantom RSUs, calculated by multiplying the value of TELUS dividends issued in 2021 by the number of TELUS Phantom RSUs held by Mr. Puritt each time dividends were issued and converted from CAD to USD using an exchange rate on December 31, 2021, of $0.79.

(6)The value is converted from CAD $498,342 to USD using an exchange rate on December 31, 2021 of $0.79.

(7)This value is converted from CAD $153,336 to USD using an exchange rate on December 31, 2020, of $0.79.

(8)In connection with her employment agreement, Ms. Kanu received a signing bonus of CAD $500,000 converted to USD using an exchange rate on December 31, 2020, of $0.79.

(9)All Other Compensation for fiscal 2021 consisted of $34,735 for the employer matching contributions to the Company’s defined contribution pension plan, CAD $1,393 for telecom benefits for the home, CAD $783 taxable benefit for telephone concession, and CAD $17,269 to TELUS’ employee share purchase plan, converted from CAD to USD using an exchange rate on December 31, 2021, of $0.79.

(10)The previously reported amount has been revised to reflect the actual amounts paid to Ms. Kanu in respect of 2020, with associated changes to amounts noted in the Total Compensation column. The value is converted from CAD $324,000 to USD using an exchange rate on December 31, 2020, of $0.79.

(11)All Other Compensation for fiscal 2021 consisted of $14,500 for the employer matching contributions to the Company’s 401(k) plan for Mr. Koskovich and $14,500 for Mr. Ringman, and TELUS Phantom RSU dividends of CAD $30,331 for Mr. Koskovich and CAD $20,255 for Mr. Ringman, in each case, calculated by multiplying the value of TELUS dividends issued in 2021 by the number of TELUS Phantom RSUs held by Mr. Koskovich and Mr. Ringman, respectively, each time dividends were issued and converted from CAD to USD using an exchange rate on December 31, 2021, of $0.79.

(12)This value is converted from CAD $375,783 to USD using an exchange rate on December 31, 2021, of $0.79.

(13)This value is converted from CAD $210,100 to USD using an exchange rate on December 31, 2021 of $0.79 and reflects the actuarial increase in the present value of Ms. Tyfting’s benefits under the DB Plan (CAD $61,500) and the SERP 2020 (CAD $148,600). See “—TELUS Retirement Plan Benefits” for more information on the pension plan benefits and how such amounts are calculated.

(14)All Other Compensation for fiscal 2021 consisted of CAD $15,000 car allowance, CAD $222 taxable benefit for telephone concession, CAD $63 recognition award, CAD $2,905 for telecom benefits for the home, CAD $11,966 to TELUS’ employee share purchase plan, and TELUS Phantom RSU dividends of CAD $30,222, calculated by multiplying the value of TELUS dividends issued in 2021 by the number of TELUS Phantom RSUs held by Ms. Tyfting each time dividends were issued and converted from CAD to USD using an exchange rate on December 31, 2021, of $0.79.

(15)This value is converted from CAD $284,952 to USD using an exchange rate on December 31, 2021, of $0.79.

(16)This value is converted from CAD $198,326 to USD using an exchange rate on December 31, 2021, of $0.79.

2021 Alternative Compensation
As described in more detail above, the total direct compensation of our NEOs consists of a combination of base salary, annual cash bonuses pursuant to our PBP, participation in our LTI program, and certain benefits and perquisites. Due to the timing of our initial public offering, we postponed the final MIP grant from its original timing in December 2020 to the effective date of our initial public offering in February 2021. Additionally, Ms. Kanu’s one-time sign-on grant in respect of her onboarding in 2020 was made at the time of our initial public offering in February 2021. Applicable disclosure rules require that the Summary Compensation Table reflect the grant date value of all equity compensation awards made in the relevant disclosure year, irrespective of the performance period for which the grant was made.

The following 2021 Alternative Summary Compensation Table reflects the total direct compensation of our NEOs exclusively in respect of services provided in 2021. For information on the compensation of our NEOs for 2021, 2020 and 2019, as disclosed pursuant to the Summary Compensation Table, see “—Summary Compensation Table”.

2021 Alternative Summary Compensation Table

Name	2021 Salary ($) (1)	Non-Equity Incentive Compensation (PBP) for 2021 ($)	Stock Awards for 2021 ($) (2)	All Other Compensation ($) (3)	Total Compensation for 2021 ($) (4)
Jeff Puritt	850,000	1,239,934	6,125,000	124,857	8,339,791
Vanessa Kanu	395,000	225,112	789,982	42,803	1,452,897
Charles (Chuck) Koskovich	390,000	—	780,006	38,462	1,208,468
Marilyn Tyfting	321,530	156,678	650,024	47,699	1,175,931
Michael Ringman	315,000	156,193	630,014	30,501	1,131,708
(1)     Reflects annual base salaries that our NEOs were entitled to receive in 2021 following annual merit increases that took effect on July 1, 2021. Refer to the Summary Compensation Table for actual base salaries paid in 2021 and refer to footnotes 6 and 12 of the Summary Compensation Table for additional information on applicable conversion rates from CAD to USD for certain of our NEOs.

(2)     The values set forth in the Stock Awards column for 2021 represent the aggregate grant date fair market value of RSUs and PSUs (at target) granted to the NEOs on May 20, 2021, computed in accordance with IFRS 2.

(3)     Refer to footnotes 15 and 16 of the Summary Compensation Table for additional information on applicable conversion rates from CAD to USD for certain of our NEOs. As noted above, amount for Ms. Kanu excludes her $750,000 sign-on award granted in February 2021 in respect of 2020.

(4)     Refer to footnotes 5, 9, 11 and 14 of the Summary Compensation Table for additional information on perquisites and benefits attributed to the NEOs in 2021 and applicable conversion rates from CAD to USD for certain of our NEOs.
Grants of Plan-Based Awards
The table below presents information regarding awards granted in 2021 to each NEO in respect of the 2021 PBP, the last tranche of the 2020 MIP and the 2021 LTIP.

			Estimated future payouts under non-equity incentive plan awards			Estimated future payouts under equity incentive plan awards
Name	Grant date		Threshold	Target	Maximum	Threshold	Target	Maximum	All other stock awards: Number of stock or units	All other option awards: Number of securities underlying options	Exercise or base price of option awards	Grant date fair value of stock and option awards
			($)	($)	($)	(#)	(#)	(#)	(#)	(#)	($/Sh)
Jeff Puritt	Annual Incentive	(1)	0	1,275,000	1,912,500
	02/02/21	(2)							205,308	167,693	25.00	6,026,166
	05/20/21	(2)							104,988			3,062,500
	05/20/21	(3)				52,494	104,988	209,976
Vanessa Kanu	Annual Incentive	(1)	0	237,000 (4)	355,500 (4)
	02/02/21	(2)							95,358	83,849	25.00	2,830,695
	05/20/21	(2)							13,541			394,991
	05/20/21	(3)				6,771	13,541	27,082
Charles (Chuck) Koskovich	Annual Incentive	(1)	0	234,000	351,000
	02/02/21	(2)							65,358	83,849	25.00	2,080,695
	05/20/21	(2)							13,370			390,003
	05/20/21	(3)				6,685	13,370	26,740
Marilyn Tyfting	Annual Incentive	(1)	0	192,918 (4)	289,377 (4)
	02/02/21	(2)							65,358	83,849	25.00	2,080,695
	05/20/21	(2)							11,142			325,012
	05/20/21	(3)				5,571	11,142	22,284
Michael Ringman	Annual Incentive	(1)	0	189,000	283,500
	02/02/21	(2)							43,569	55,899	25.00	1,387,055
	05/20/21	(2)							10,799			315,007
	05/20/21	(3)				5,400	10,799	21,598
________________________________________
(1)This row reflects the possible payouts with respect to grants of annual incentive awards under the Performance Bonus Program for performance in the fiscal year ended December 31, 2021. The amounts shown indicate the dollar value of the potential payment upon attainment of the annual performance bonus performance criteria at threshold (0%), target (150% of base salary for Mr. Puritt; 60% of base salary for Ms. Kanu, Mr. Koskovich, Ms. Tyfting and Mr. Ringman) and maximum (150% of target). Actual payments based on the Company’s performance are shown in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table.

(2)This row reflects the number of equity-settled RSUs and equity-settled Options awarded in the fiscal year ended December 31, 2021, which were granted under the 2021 LTIP.

(3)This row reflects the threshold, target and maximum payout of PSUs that were awarded under the 2021 LTIP.

(4)Annual incentive amounts converted from CAD to USD using an exchange rate on December 31, 2021, of $0.79 as follows: target of CAD $300,000 and a maximum of CAD $450,000 for Ms. Kanu, and target of CAD $244,200 and a maximum of CAD $366,300 for Ms. Tyfting.
Outstanding Equity Awards at Fiscal Year-End
The table below summarizes all option-based and share-based awards granted by the Company that are outstanding as of December 31, 2021, which includes RSUs, PSUs, Options, Phantom Options, TI Phantom RSUs and TELUS Phantom RSUs.

			Option Awards(1)				Stock Awards(2)
Name	Number of securities underlying unexercised options (#) exercisable		Number of securities underlying unexercised options (#) unexercisable		Option exercise price ($)	Option expiration date	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)		Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)(3)
Jeff Puritt	296,942	(4)			4.87	12/23/2026
	539,892	(5)			4.87	12/23/2026
	1,259,748	(5)			8.94	12/23/2026
			170,712	(6)	8.46	12/27/2029
			167,693	(7)	25.00	02/02/2031
							517,713	(8)	17,162,186
							32,500	(9)	764,725
Vanessa Kanu			83,849	(7)	25.00	2/2/2031
							122,440	(10)	4,058,886
Charles (Chuck)			68,284	(6)	8.46	12/27/2029
Koskovich			83,849	(7)	25.00	02/02/2031
							133,071	(11)	4,411,304
							12,912	(12)	303,819
Marilyn Tyfting			68,284	(6)	8.46	12/27/2029
			83,849	(7)	25.00	02/02/2031
							128,615	(13)	4,263,587
							12,827	(14)	301,819
Michael Ringman			45,522	(6)	8.46	12/27/2029
			55,899	(7)	25.00	02/02/2031
							92,482	(15)	3,065,778
							8,633	(16)	203,134
________________________________________
(1)All Phantom Options and Options have a term of ten years. Cash-settled Phantom Options generally vest in approximately three years and equity-settled Phantom Options vested upon the effective date of our initial public offering. Equity-settled Options vest equally over four years.
(2)Does not include unvested dividends or dividend equivalents for the TELUS Phantom RSUs.
(3)The value is based on a closing TI share price of $33.15 on December 30, 2021, and on a closing TELUS share price of CAD $29.79 on December 31, 2021 converted to USD using an exchange rate on December 31, 2021, of $0.79.
(4)Represents an Option award granted on December 23, 2016 to Mr. Puritt. These Options vested on December 23, 2020 and became exercisable upon the effective date of the initial public offering.
(5)Represents a special Option award granted on December 23, 2016 to Mr. Puritt. These Options vested on December 23, 2020 and became exercisable upon the effective date of the initial public offering.
(6)Represents a grant of Phantom Options that will vest on June 27, 2022, 50% of which is cash-settled, and 50% of which is equity-settled. These Phantom Options will be exercisable upon vesting.
(7)Represents equity-settled Options that will vest equally over four years on February 28, 2022, 2023, 2024 and 2025.
(8)Includes 102,429 TI Phantom RSUs that will vest on June 27, 2022; 205,308 RSUs that will vest equally over four years on February 28, 2022, 2023, 2024 and 2025; 104,988 RSUs that will vest equally over four years on May 20, 2022, 2023, 2024 and 2025; and 104,988 PSUs that will vest on May 20, 2024.

(9)Includes 31,536 TELUS Phantom RSUs that will vest on June 27, 2022 and 964 TELUS Phantom RSUs that will vest on June 27, 2022. The 964 TELUS Phantom RSUs were granted as a portion of Mr. Puritt’s 2018 annual performance bonus.
(10)Represents 95,358 share-settled RSUs that will vest equally over four years on February 28, 2022, 2023, 2024 and 2025; 13,541 equity-settled RSUs that will vest equally over four years on May 20, 2022, 2023, 2024 and 2025; and 13,541 equity-settled PSUs that will vest on May 20, 2024.
(11)Includes 40,973 TI Phantom RSUs that will vest on June 27, 2022; 65,358 RSUs that will vest equally over four years on February 28, 2022, 2023, 2024, and 2025; 13,370 RSUs that will vest equally over four years on May 20, 2022, 2023, 2024 and 2025; and 13,370 PSUs that will vest on May 20, 2024.
(12)Includes 12,615 TELUS Phantom RSUs that will vest on June 27, 2022 and 297 TELUS Phantom RSUs that will vest on June 27, 2022. The 297 TELUS Phantom RSUs were granted as a portion of Mr. Koskovich’s 2018 annual performance bonus.
(13)Includes 40,973 TI Phantom RSUs that will vest on June 27, 2022; 65,358 RSUs that will vest equally over four years on February 28, 2022, 2023, 2024 and 2025; 11,142 RSUs that will vest equally over four years on May 20, 2022, 2023, 2024 and 2025; and 11,142 PSUs that will vest on May 20, 2024.
(14)Includes 12,615 TELUS Phantom RSUs that will vest on June 27, 2022 and 212 TELUS Phantom RSUs that will vest on June 27, 2022. The 212 TELUS Phantom RSUs were granted as a portion of Ms. Tyfting’s 2018 annual performance bonus.
(15)Includes 27,315 TI Phantom RSUs that will vest on June 27, 2022; 43,569 RSUs that will vest equally over four years on February 28, 2022, 2023, 2024 and 2025; 10,799 RSUs that will vest equally over four years on May 20, 2022, 2023, 2024 and 2025; and 10,799 PSUs that will vest on May 20, 2024.
(16)Includes 8,409 TELUS Phantom RSUs that will vest on June 27, 2022 and 224 TELUS Phantom RSUs that will vest on June 27, 2022. The 224 TELUS Phantom RSUs were granted as a portion of Mr. Ringman’s 2018 annual performance bonus.
Option Exercises and Stock Vested
The following table summarizes the value of all share-based awards exercised, vested or earned for each NEO during the 2021 fiscal year.

	Option Awards		Stock Awards
Name	Number of shares acquired or exercised (#)	Value realized on exercise ($)	Number of shares acquired on vesting (#)(1)	Value realized on vesting ($)(2)
Jeff Puritt	467,685	12,072,974	181,523	5,338,929
Vanessa Kanu	—	—	—	—
Charles (Chuck) Koskovich	241,088	6,026,797	56,058	1,618,082
Marilyn Tyfting	305,856	7,926,255	56,058	1,609,761	(3)
Michael Ringman	203,895	5,283,916	37,374	1,078,758
_________________________________________________
(1)The values in this column represent vested TI Phantom RSUs, adjusted to reflect the 4.5-for-1 share split, and TELUS Phantom RSUs, including reinvested dividends or dividend equivalents for the TELUS Phantom RSUs.
(2)The value realized on vesting for the TELUS RSU component is converted from CAD to USD upon payment.
(3)Represents the TI share value realized on vesting of USD $1,281,099, plus the TELUS share value realized on vesting, converted from CAD $416,028 to USD using an exchange rate on December 31, 2021, of $0.79.

TELUS Retirement Plan Benefits
Defined Benefit Pension and Supplemental Retirement Arrangement—Jeff Puritt
Mr. Puritt participates in the TELUS executive retirement program. The retirement program consists of the DB Plan, which is a contributory Canadian-registered defined benefit pension plan, and the SRA, which is a supplemental pension benefit plan that provides benefits to retired executives in addition to the pension income provided under the DB Plan. The SRA supplements the pension benefits of the DB Plan by providing a total benefit at retirement determined as 2% of a participant’s highest consecutive three years average pensionable remuneration multiplied by the total number of years of credited service, up to a maximum of 35 years. This results in a maximum cap on total benefits of 70% of the average pensionable remuneration.
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
The normal retirement age is 65. Early retirement is permitted as early as age 55 if the participant has at least ten years of credited service. Retirement benefits are not reduced if the participant retires on or after age 60 with at least 15 years of service, or on or after age 55 with a combination of age and years of service equal to at least 80 (in each case, excluding any extra years of credited service granted). Otherwise, the annual benefit is reduced by 0.5% per month from the earlier of age 60 and the age at which the participant would have qualified for the full benefit amount, and further reduced by the lesser of 0.25% for each month that the participant’s service (excluding any extra years of credited service granted) is less than 15 years, and 0.25% for each month that the participant’s age is less than 65. The SRA permits TELUS to grant additional years of credited service.
Effective January 1, 2016, Mr. Puritt ceased participation in the Defined Contribution Plan and Savings Plan and commenced participation in the DB Plan and the SRA. Pursuant to his employment agreement with the Company, Mr. Puritt’s prior years of service with TELUS, from July 26, 2001 to December 31, 2015, will be recognized under the SRA in three equal installments on each of January 1, 2018, January 1, 2020, and January 1, 2022.
Defined Benefit Pension and Supplemental Pension Plan—Marilyn Tyfting
As of January 1, 2020, Ms. Tyfting participates in the TELUS retirement program for vice presidents and senior vice presidents. The retirement program consists of the DB Plan, which is a contributory Canadian-registered defined benefit pension plan, and the SERP 2020, which is a supplemental pension benefit plan that provides benefits to retired vice presidents and senior vice presidents in addition to the pension income provided under the DB Plan. The SERP 2020 supplements the pension benefits of the DB Plan by providing a total benefit at retirement determined as 2% of a participant’s highest consecutive three years average pensionable remuneration multiplied by the total number of years of credited service, up to a maximum of 35 years. This results in a maximum cap on total benefits of 70% of the average pensionable remuneration.
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
Pension Benefits
The following table sets out information regarding Mr. Puritt’s DB Plan and SRA and Ms. Tyfting’s DB Plan and SERP 2020 retirement benefits as of December 31, 2021.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)(1)		Payments During Last Fiscal Year ($)
Jeff Puritt	DB Plan	6	299,647	(2)	—
	SRA	15,667	7,564,724	(3)	—
Marilyn Tyfting	DB Plan	2	99,777	(4)	—
	SERP 2020	2	200,660	(5)	—
_________________________________________________
(1)The present value of the accumulated benefit is calculated using a valuation method and assumptions consistent with the most recent financial statements and is based on a projection of both pensionable earnings and credited service. Key economic assumptions include a discount rate of 2.95% per annum. Mortality rates are assumed to follow the 80% of the Canadian Pensioners’ Monthly CPM-2014 Private Sector Mortality Table with generational projection using the CPM-B improvement scale. Certain other assumptions have been made with respect to retirements and withdrawals.
(2)This value is converted from CAD $379,300 to USD using an exchange rate on December 31, 2021, of $0.79.
(3)This value is converted from CAD $9,575,600 to USD using an exchange rate on December 31, 2021, of $0.79.
(4)This value is converted from CAD $126,300 to USD using an exchange rate on December 31, 2021, of $0.79.
(5)This value is converted from CAD $254,000 to USD using an exchange rate on December 31, 2021, of $0.79.
TELUS Nonqualified After-Tax Account
Mr. Puritt and Ms. Tyfting have retirement benefits in the Savings Plan. The Savings Plan is a “top-up” program that works in conjunction with the Defined Contribution Plan. The Savings Plan allows participants to contribute toward their retirement in excess of what the Canada Revenue Agency (CRA) permits participants to contribute annually under the Defined Contribution Plan.
Participants can elect to contribute between 3% and 10% of their income, and based on their election, TELUS will make a matching contribution that ranges between 3% and 5.8%. Contributions up to the CRA maximum annual contribution limit are deposited in the participant’s Defined Contribution Plan. Once the CRA maximum annual contribution limit is reached, participants may continue to make contributions and receive the employer contributions in the Savings Plan. Unlike participant contributions in the Defined Contribution Plan, which are made on a pre-tax basis, participant and employer contributions in the Savings Plan are made on an after-tax basis. A participant is always fully vested in the participant’s own contributions; a participant vests in the Company contributions after the participant’s termination of employment. A participant pays taxes on any investment gains and losses in the Savings Plan annually.
Prior to 2016, Mr. Puritt participated in the Savings Plan, but effective January 1, 2016, Mr. Puritt ceased participation in the Savings Plan and commenced participation in the registered defined benefit plan and the SRA. Ms. Tyfting ceased participation in the Savings Plan effective January 1, 2020.
The following table provides information regarding Mr. Puritt’s and Ms. Tyfting’s benefits under the Savings Plan as of December 31, 2021, disclosed pursuant to Item 402(i) of Regulation S-K of the Securities Act.

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)(1)	Aggregate Earnings in Last Fiscal Year ($)(2)		Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)
Jeff Puritt	—	—	33,474	(3)	—	378,339	(4)
Marilyn Tyfting	—	—	17,371	(5)	—	170,146	(6)

_________________________________________________
(1)Represents TELUS contributions under the Savings Plan.
(2)Represents aggregate earnings based on investment performance.
(3)This value is converted from CAD $42,372 to USD using an exchange rate on December 31, 2021, of $0.79.
(4)This value is converted from CAD $478,910 respectively to USD using an exchange rate on December 31, 2021, of $0.79.
(5)This value is converted from CAD $21,988 to USD using an exchange rate on December 31, 2021, of $0.79.
(6)This value is converted from CAD $215,374 to USD using an exchange rate on December 31, 2021, of $0.79.
Summary of NEO Employment and Separation Agreements
We have entered into employment agreements with Mr. Puritt and Ms. Kanu, respectively, and offers of employment with each of our other NEOs. Each employment agreement has an indefinite term. The material terms of each of our NEO employment agreements follow:
Jeff Puritt
On May 1, 2018, we entered into an employment agreement with Mr. Puritt setting forth the terms and conditions of his employment as our President and Chief Executive Officer, which was amended on June 18, 2019. Mr. Puritt’s employment agreement provides for (1) a base salary (currently $850,000); (2) an annual incentive bonus target of 100% of his annual base salary in 2018, and thereafter, an annual incentive bonus target as determined by the chair of the board of directors, in consultation with shareholders (currently 150%); (3) participation in the MIP; (4) opportunity to earn an additional annual allowance of $25,000; (5) certain perquisites, including reimbursement of moving and legal expenses related to his employment agreement up to $250,000, and annual membership fees for professional associations, other business-related expenses and a vehicle allowance; (6) participation in other benefit plans of the Company; and (7) continued participation in the DB Plan and SRA.
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
Following the initial public offering, Mr. Puritt and TELUS agreed that Mr. Puritt would hold for specified periods up to a maximum of 2,721,295 of our subordinate voting shares issuable to Mr. Puritt in connection with equity awards granted to him between 2016 through our initial public offering, less the number of subordinate voting shares withheld to cover the exercise price, taxes or fees due upon the exercise or vesting of such awards. The holding periods will expire with respect to 20% of the subordinate voting shares received upon exercise of long-term incentive awards (including Options), equity-settled Phantom Options or otherwise held as of the second anniversary of our initial public offering, 60% on the third anniversary of our initial public offering, and 100% on the fourth anniversary of our initial public offering, provided that, in each case, the sale of subordinate voting shares following the expiration of the applicable holding periods is subject to our share ownership guidelines and our Insider Trading Policy. The arrangement provides Mr. Puritt with certain rights to participate in registered offerings we undertake and a put right to cause TELUS to acquire at fair market value subordinate voting shares following the expiration of the applicable holding period, to the extent not previously sold. In the event that Mr. Puritt’s employment is terminated by the Company without cause or due to death or disability, all holding requirements will lapse, and Mr. Puritt may exercise a put right for TELUS within 12 months of such termination. In the event of Mr. Puritt’s resignation, retirement or termination of employment by the Company with cause, all holding requirements, offering rights and put rights will lapse.

Vanessa Kanu
We entered into an employment agreement with Ms. Kanu setting forth the terms and conditions of her employment as our Chief Financial Officer, effective September 7, 2020. Ms. Kanu’s employment agreement provides for (1) a base salary (currently CAD $500,000); (2) an annual incentive bonus target of 60% of her annual base salary, and for 2020 only, the annual incentive compensation award will be no less than CAD $210,000 (70% of the target award); (3) participation in the MIP and 2021 LTIP; (4) a signing bonus of CAD $500,000 (subject to repayment by Ms. Kanu if she breaches her employment agreement or the restrictive covenants to which she is bound or engages in conduct constituting just cause); (5) certain perquisites, including reimbursement of annual membership fees for professional associations and other business-related expenses; and (6) participation in other benefit plans of the Company, including the Defined Contribution Plan. Under her employment agreement, Ms. Kanu is also entitled to receive a grant of long-term incentive compensation with a grant value of $1,200,000 and a grant of phantom restricted share units with a grant value of $750,000.
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
Charles (Chuck) Koskovich
On November 14, 2016, we entered into an offer of employment with Mr. Koskovich setting forth the terms and conditions of his employment as our Senior Vice President and Chief Operating Officer. Mr. Koskovich’s offer letter provides for (1) a base salary (currently $390,000); (2) an annual incentive bonus target (currently 60%) of his annual base salary; (3) participation in the MIP; (4) participation in other benefit plans of the Company; and (5) a signing bonus of $100,000.
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
Marilyn Tyfting
On August 18, 2015, we entered into an offer of employment with Ms. Tyfting setting forth the terms and conditions of her employment as our Senior Vice President and Chief Corporate Officer. Ms. Tyfting’s offer letter provides for (1) a base salary (currently CAD $407,000); (2) an annual incentive bonus target (currently 60%) of her annual base salary; (3) participation in the MIP; (4) participation in other benefit plans of the Company; (5) an initial grant of CAD $250,000 under the MIP; (6) eligibility to participate in a TELUS management performance share unit plan; and (7) certain perquisites, including a Company leased vehicle with a capital cost allowance of CAD $40,000 or a vehicle allowance (currently CAD $1,250) per month, paid parking, executive home office equipment, a telecommunications products and services discount and participation in the health assessment program.
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

Michael Ringman
On May 17, 2012, we entered into an offer of employment with Mr. Ringman setting forth the terms and conditions of his employment as our Vice President Information Technology. Mr. Ringman’s offer letter provides for (1) an initial base salary (currently $315,000); (2) an annual incentive bonus target (currently 60%) of his annual base salary; (3) participation in the MIP; (4) participation in other benefit plans of the Company; and (5) an initial grant of $40,000 under the MIP upon the completion of six months of employment.
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
Severance on Termination of Employment
Employment of an NEO may be terminated by any of the following means: resignation by the executive, termination by the Company for just cause, termination by the Company without just cause, the retirement of the executive or disability or death of the executive. Severance entitlements are set out in individual NEO employment agreements and the LTIP. See “—Summary of NEO Employment and Separation Agreements,” “—Potential Payments Upon Termination or Change-in-Control” and “—Omnibus Long-Term Incentive Plan (LTIP)” for more information regarding NEO severance entitlements.
Change of Control
The LTIP contains change of control provisions (as defined in the LTIP and below in “—Omnibus Long-Term Incentive Plan (LTIP)—Change of Control”). Upon a change of control of the Company, the board of directors may take one or more of the following actions: (1) arrange for the Options to be assumed by, or similar options to be substituted by, the bidder or a continuing entity, subject to satisfying certain stated criteria; (2) accelerate the vesting of the Options; (3) make a determination as to the market price for the purpose of further actions with respect to the Options; (4) arrange for cash or other compensation in exchange for a surrender of any Options; or (5) make any other determinations as appropriate. If the board of directors does not accelerate unvested awards upon a change of control of the Company, then for any participant whose employment is terminated without just cause within 12 months of the change of control, all unvested Options and RSUs will vest on the termination date and be exercisable for 90 days following termination. For more information on the change of control provisions see “—Potential Payments Upon Termination or Change-in-Control” and “—Omnibus Long-Term Incentive Plan (LTIP)—Change of Control”.
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
Potential Payments Upon Termination or Change-in-Control
In accordance with the compensation treatment under the various termination events outlined under “—Severance on Termination of Employment” and “—Change of Control” the following table sets out the potential incremental amounts that may be payable to each NEO, assuming a termination date of December 31, 2021 (based on a closing TELUS share price of CAD $29.79 converted to USD using an exchange rate on December 31, 2021 of $0.79, and on a closing Company share price of $33.15 on December 30, 2021). The actual amounts that would be paid to any other NEO can only be determined at the time of an actual termination of employment and would vary from those set forth in the following table.

	Annual Cash				Long-Term Incentives
	Base Salary ($)		Bonus ($)		Options ($)		RSUs ($)	PSUs ($)	Benefits ($)		Continued Pension Accrual ($)		Total ($)
Jeff Puritt
Resignation(1)	212,500	(2)	—		—			—	—		—		212,500
Termination without just cause (5)	1,275,000	(3)	—		54,164,150	(4)	5,494,795	773,412	40,411	(6)	804,615	(7)	62,552,383
Retirement(8)	—		—		59,745,728		14,446,559	3,480,352	—		—		77,672,639
Disability(8)	1,275,000	(9)	—		59,745,728		14,446,559	3,480,352	40,411	(6)	2,818,720	(10)	81,806,770
Death(11)	—		—		59,745,728		14,446,559	3,480,352	—		—		77,672,639
Termination with just cause	—		—		—			—	—		—		—
Change of control(12)	—		—		59,745,728		14,446,559	3,480,352	—		—		77,672,639
Vanessa Kanu
Resignation(1)	—		—		—			—	—		—		—
Termination without just cause (5)	395,000	(13)	—		—		1,565,831	99,752	1,757	(6)	27,441	(14)	2,089,781
Retirement(8)	—		—		—			—	—		—		—
Disability(8)	—		—		683,369		3,610,002	448,884					4,742,255
Death(11)	—		—		683,369		3,610,002	448,884	—		—		4,742,255
Termination with just cause	—		—		—			—	—		—		—
Change of control(12)	—		—		683,369		3,610,002	448,884	—		—		4,742,255
Charles (Chuck) Koskovich
Resignation(1)	—		—		—			—	—		—		—
Termination without just cause (5)	357,500	(15)	148,485	(16)	—		1,910,755	98,492	17,136	(17)	—		2,532,368
Retirement(8)	—		—		—			—	—		—		—
Disability(8)	—		—		2,368,998		4,271,891	443,216					7,084,080
Death(11)	—		—		2,368,998		4,271,891	443,216					7,084,080
Termination with just cause	—		—
Change of control(12)	—		—		2,368,998		4,271,891	443,216					7,084,080
Marilyn Tyfting
Resignation(1)	—		—		—			—	—		—		—
Termination without just cause (5)	482,295	(3)	229,079	(18)	—		1,896,846	82,079	2,636	(6)	221,437	(19)	2,914,372
Retirement(8)	—		—		—			—	—		—		—
Disability(8)					2,369,301		4,196,033	369,357	—		1,197,166	(20)	8,131,833
Death(11)			—		2,369,301		4,196,033	369,357	—				6,934,667
Termination with just cause
Change of control(12)					2,369,301		4,196,033	369,357	—				6,934,667
Michael Ringman
Resignation(1)
Termination without just cause (5)	367,500		145,495		—		2,014,942	79,553	21,809				2,629,299
Retirement(8)
Disability(8)					1,436,121		2,910,926	357,987					4,705,034
Death(11)					1,436,121		2,910,926	357,987					4,705,034
Termination with just cause
Change of control(12)					1,436,121		2,910,926	357,987					4,705,034
_________________________________________________
(1)Upon a voluntary resignation by an NEO, any unvested and vested award or any portion thereof will expire on the termination date.
(2)Payment of a maximum of three months’ base salary will be provided if Mr. Puritt resigns but the Company elects to terminate his employment before the expiration of the notice.
(3)Payment of a maximum of 18 months’ base salary at the time of termination.
(4)Pursuant to Mr. Puritt’s employment agreement, if Mr. Puritt is terminated, all his equity in the MIP will continue to vest and be paid out according to the original schedule. Any performance criteria will be measured against the actual results as determined in accordance with the MIP and the applicable award agreement.
(5)Upon termination of employment without just cause, all unvested PSUs, RSUs, TI Phantom RSUs, TELUS Phantom RSUs will vest pro-rata. Such pro-rata number is determined by multiplying the total number of PSUs, RSUs, TI Phantom RSUs and TELUS Phantom RSUs by a fraction where the numerator is the total number of calendar months between the applicable grant date of the award and the termination date and the denominator is the number of total calendar months (with any partial month counting as a full month for this purpose) in the original performance period.

(6)Mr. Puritt and Ms. Tyfting are entitled to a maximum of 18 months of continued health benefits, and Ms. Kanu is entitled to a maximum of 12 months of continued health benefits.
(7)Pursuant to his employment agreement, if Mr. Puritt’s employment is terminated without just cause, his pension will be deemed fully vested, and he is entitled to 18 months of continued vesting service under the DB Plan and SRA. This value is converted from CAD $1,018,500 to USD using an exchange rate on December 31, 2021, of $0.79.
(8)Upon termination of employment due to disability of an NEO or an NEO’s retirement, all awards held by the NEO will continue to vest and be settled or exercised as if the NEO remained an active employee of the Company. Mr. Puritt is retirement eligible under the MIP as of June 1, 2020.
(9)Payment of a maximum of 18 months’ base salary at the time of termination. However, if Mr. Puritt receives alternate income during any portion of the 18-month period, the Company’s payment obligations will cease.
(10)Upon disability, Mr. Puritt is entitled to continue accruing service until his retirement date under the DB Plan and the SRA. For purposes of this table, we have calculated the incremental benefit to Mr. Puritt assuming retirement at age 60. This value is converted from CAD $3,568,000 to USD using an exchange rate on December 31, 2021, of $0.79.
(11)Upon the death of an NEO, all unvested Options, RSUs, PSUs, Phantom Options, TI Phantom RSUs and TELUS Phantom RSUs will immediately vest.
(12)Upon termination of employment without just cause within 12 months following a change of control (as defined in the MIP), all unvested Phantom Options, TI Phantom RSUs and TELUS Phantom RSUs will vest on the termination date, and the TI Phantom RSUs and TELUS Phantom RSUs will be settled in accordance with the MIP.
(13)Payment of a maximum of 12 months’ base salary at the time of termination. This value is converted from CAD $500,000 to USD using an exchange rate on December 31, 2021, of $0.79.
(14)Ms. Kanu is entitled to 12 months of employer contributions to the Defined Contribution Plan. This value is converted from CAD $34,736 to USD using an exchange rate on December 31, 2021 of $0.79.
(15)Payment equal to six months’ base salary for Mr. Koskovich plus one month of base salary for each completed year of service, up to a maximum total of 18 months.
(16)Payment equal to six months’ severance bonus (the monthly bonus in an amount that is the average performance bonus earned by the NEO in the past four years, or less as applicable) plus one month of such severance bonus for each completed year of service, up to a maximum of 18 months.
(17)Payment equal to six months of Company contributions to health benefits (excluding short-term and long-term disability), plus one month for each completed year of service, up to a maximum total of 18 months.
(18)Payment equal to 18 months’ severance bonus (the monthly bonus in an amount that is the average performance bonus earned by Ms. Tyfting in the past two years).
(19)Ms. Tyfting is entitled to 18 months of continued vesting service under the DB Plan and the SERP 2020. This value is converted from CAD $280,300 to USD using an exchange rate on December 31, 2021, of $0.79.
(20)Upon disability, Ms. Tyfting is entitled to continue accruing service until her retirement date under the DB Plan and the SERP 2020. For purposes of this table, we have calculated the incremental benefit to Ms. Tyfting assuming retirement at age 60. This value is converted from CAD $1,515,400 to USD using an exchange rate on December 31, 2021, of $0.79.

Company Equity-Based Compensation Plans at a Glance
2021 Omnibus Long-Term Incentive Plan
In connection with our initial public offering, our board of directors adopted, and our shareholders approved, the
2021 LTIP in order to provide equity awards to employees, non-employee directors and selected third-party service providers of the Company and its subsidiaries and affiliates. Under the 2021 LTIP, the Company may grant awards of restricted shares, restricted share units, performance shares, performance share units, deferred share units, share options, share appreciation rights, cash-based awards and other forms of equity-based or equity-related awards. The human resources committee administers the 2021 LTIP and has the discretion to select the individuals who receive awards and determine the form and terms of the awards, including any vesting, exercisability, payment or other restrictions. The maximum number of shares that may be delivered under the 2021 LTIP is 18,651,120 of our authorized but unissued shares. The board of directors has the authority to amend, suspend or terminate the 2021 LTIP. No amendment, suspension or termination will be effective without the approval of the Company’s stockholders if such approval is required under applicable laws, rules and regulations. Unless sooner terminated by our board of directors, the 2021 LTIP will terminate ten years from the Company’s initial public offering.
2021 Employee Share Purchase Plan
We adopted an employee share purchase plan (2021 ESPP) pursuant to which our eligible employees and the eligible employees of our participating subsidiaries and affiliates may elect to acquire our subordinate voting shares at an up to 15% discount from the prevailing fair market value. The 2021 ESPP is designed with two components so that the Company may grant purchase rights to U.S. employees that are intended to be tax-qualified under Section 423 of the Internal Revenue Code, and to non-U.S. employees that are not intended to be tax-qualified under Section 423 of the Internal Revenue Code. The total number of shares that may be purchased under the 2021 ESPP is 5,328,891 of our shares.
Director Compensation
We have implemented a formal policy pursuant to which our directors are eligible to receive the following cash retainers and equity awards, effective as of the 2021 fiscal year:

Role	Cash Retainer ($)	Equity Awards ($)
Annual Retainer for Board Membership
Annual service on the board of directors - independent directors	80,000	120,000
Annual service on the board of directors - TELUS-employed directors	—	200,000
Additional Annual Retainer for Committee Membership
Annual service as chair of the board of directors (1)	150,000	200,000
Annual service as chair of the audit committee	—	20,000
Annual service as chair of the human resources committee	—	17,500
Annual service as chair of the governance and nominating committee	—	15,000
________________________________________

(1)The chair of the board of directors does not receive any incremental compensation for also serving as a committee chair.
Compensation paid to our directors is paid in USD for U.S. resident directors and in CAD for Canadian resident directors. Our TELUS-employed directors receive their compensation fully in the form of RSUs that vest on the second anniversary of the grant date. For 2021, our independent directors were Olin Anton, Sue Paish, Carolyn Slaski and Sandra Stuart. Our independent directors’ equity awards vest in full on the first day of the open trading window period following the first anniversary of the grant date.

Cash retainer payments to our eligible directors are made quarterly and adjusted proportionately for appointments or resignations within any quarter. The annual equity grant occurs when the board makes its annual grants in the ordinary course and said grant generally vests in full upon the first anniversary of the grant date. A new director elected at a date other than an annual general meeting receives a pro-rated equity grant during the director’s first year on the board.

Effective as of January 1, 2021, we implemented a policy pursuant to which our directors who are employees of TELUS are eligible to receive an annual grant of RSUs with a grant date fair market value equal to CAD $200,000, except that an aggregate of CAD $215,000 will be granted to the chair of the Governance and Nominating Committee. These awards will cliff vest on the second anniversary of the date of grant, subject to the TELUS employee director’s continued employment with TELUS in good standing. Upon termination of employment by TELUS without cause or due to death or disability, any unvested RSUs granted to TELUS employee directors will vest pro rata based on service between the date of grant and the applicable termination date. Upon retirement, unvested RSUs will continue to vest and be settled in accordance with their original vesting schedule. Upon resignation or termination of employment by TELUS for cause, all unvested RSUs will be forfeited. For 2021, our directors who are employees of TELUS were Doug French, Tony Geheran and Stephen Lewis.

In May 2021, our human resources committee, in consultation with our Compensation Consultant, approved (1) an increase in Mr. Blair’s combined cash and equity compensation from CAD $350,000 to CAD $500,000, to be effective in 2023, granted as 40% cash and 60% RSUs and (2) an award of RSUs with a grant date fair market value equal to CAD $1,050,000 pursuant to two installments as follows: 8,536 RSUs were granted in May 2021 with a grant date fair market value of CAD $300,000, and a number of additional RSUs will be granted to Mr. Blair in May 2022 with a grant date fair market value equal to CAD $750,000, each with a one-year vesting schedule and subject to his continued service. Mr. Blair was not present for the portion of the human resources committee meeting during which these decisions were made.

Director Compensation Table

The following table summarizes the compensation earned by our directors for the year ending December 31, 2021.

Name		Fees earned or paid in cash ($)		Stock Awards ($)		Total ($)
Josh Blair		118,500	(1)	756,000	(2)	874,500	(2)
Olin Anton		63,200	(4)	109,200	(3)	172,400
Doug French				166,000	(3)	166,000
Tony Geheran				178,450	(3)	178,450
Stephen Lewis				166,000	(3)	166,000
Sue Paish	(5)	42,133	(6)	64,000	(3)	106,133
Carolyn Slaski		40,000		60,000	(3)	100,000
Sandra Stuart	(5)	17,015	(7)	32,000	(3)	49,015
(1)Value converted from CAD $150,000 to USD using an exchange rate on December 31, 2021, of $0.79.
(2)Amount includes: (a) CAD $200,000 for Mr. Blair’s 2020 board service (including additional fees for the chair); (b) CAD $450,000 for recognition of Mr. Blair’s time commitment and contributions with respect to his board service in connection with our initial public offering and selection of Baring appointees; (c) and CAD $300,000 representing the grant date fair value of RSUs granted in respect of 2021 service that will vest on May 20, 2022. Grant date fair value amounts are recognized in accordance with IFRS. The number of RSUs granted was based on the market value of our subordinate voting shares on the grant date. Amounts in CAD are converted into USD at the time of grant.
(3)Amounts include: (a) RSUs granted on February 2, 2021 in respect of 2020 service for Mr. Anton that vest on February 28, 2022 with the grant date fair value of CAD $140,000; (b) for our non-employee directors, RSUs granted in respect of 2021 service that vest on November 8, 2022 with the following grant date fair values: CAD $80,000 for Ms. Paish, USD $60,000 for Ms. Slaski and CAD $40,000 for Ms. Stuart; and (c) for our directors who are employees of TELUS, RSUs granted in respect of 2021 service that vest on May 20, 2023 with the following grant date fair values: CAD $200,000 for Mr. French, CAD $215,000 for Mr. Geheran, CAD $200,000 for Mr. Lewis. Grant date fair value amounts are recognized in accordance with IFRS. The number of RSUs granted was based on the market value of our subordinate voting shares on each grant date. Amounts in CAD are converted into USD at the time of grant.
(4)Value converted from CAD $80,000 to USD using an exchange rate on December 31, 2021, of $0.79.
(5)Amounts are prorated based on board service commencing on May 2, 2021, for Ms. Paish, July 2, 2021, for Ms. Slaski, and September 25, 2021, for Ms. Stuart.

(6)Value converted from CAD $53,333 to USD using an exchange rate on December 31, 2021, of $0.79.
(7)Value converted from CAD $21,538 to USD using an exchange rate on December 31, 2021, of $0.79.
We reimburse all reasonable out-of-pocket expenses incurred by directors for their attendance at meetings with the board of directors or any committee thereof. Mr. Blair is entitled to an annual healthcare membership under TELUS’ benefit plans. Our Canadian directors (Messrs. Blair and Olin and Mmes. Paish and Stewart) were entitled to reimbursement for telecom benefits for the home (for work and personal use), and all of the directors are entitled to business travel accident insurance and reimbursement for participation in director education programs up to $5,000 per year, none of which exceed $10,000 in the aggregate in 2021. Thus, such benefits are not included in the “Director Compensation Table”. Total director compensation will be targeted at the 50th percentile of comparator group that we will select. Each non-employee director will also be entitled to reimbursement for certain services and products offered by the Company, subject to a specified cap.
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
Equity Compensation Plan Information

(c)
	(a)	(b)	Number of securities
	Number of securities	Weighted-average	remaining available
	to be issued upon	exercise price per	for future issuance
	exercise of outstanding options,	share of outstanding options,	under equity compensation
	warrants and rights	warrants and rights	plans (excluding securities
Plan Category	(#)	($)	reflected in column A (#)
Equity compensation plans approved by security holders	4,148,455 (1)	$10.97 (2)	19,365,433 (3)
Equity compensation plans not approved by security holders	—	—	—
Total	4,148,455	$10.97	19,365,433

(1)Consists of 1,083,542 RSUs outstanding, 192,064 PSUs outstanding (assuming target level of achievement), 579,949 Options under the 2021 LTIP, and 2,292,900 equity-settled Options and equity-settled Phantom Options under the MIP.

(2)Weighted-average exercise price includes Options and equity-settled Phantom Options, and excludes RSUs and PSUs as they do not have an exercise price.

(3)Consists of 5,277,379 shares available for issuance under the 2021 ESPP and 14,088,054 shares available for issuance under the 2021 LTIP.

C.Board Practices
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
The Canadian Securities Administrators have issued corporate governance guidelines pursuant to National Policy 58-201 Corporate Governance Guidelines (Corporate Governance Guidelines), together with certain related disclosure requirements pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices (NI 58-101). The Corporate Governance Guidelines are recommended as “best practices” for issuers to follow. We recognize that good corporate governance plays an important role in our overall success and in enhancing shareholder value and, accordingly, we have adopted certain corporate governance policies and practices which reflect our consideration of the recommended Corporate Governance Guidelines. The disclosure set out below includes disclosure required by NI 58-101 describing our approach to corporate governance in relation to the Corporate Governance Guidelines.
Board Composition
Under our articles, our board of directors will consist of a number of directors as determined from time to time by the directors. Currently, our board has ten members, four of whom are independent. Of these independent members, one is a nominee selected by TELUS. It is our intention that our board will increase to 11 directors by the end of 2022. Under the terms of reference for our board of directors, unless otherwise required by applicable laws, our articles or the shareholders’ agreement, the board of directors will not exceed 15 directors. The terms of office of each of our directors expires on the date of the next annual meeting of our shareholders. Non-management directors are subject to term limits of 15 years.
The composition of our board of directors will be subject to the rights of TELUS and Baring under the shareholders’ agreement providing for certain director nomination rights. The shareholders’ agreement provides that we agree to nominate individuals designated by TELUS as directors representing a majority of the board for as long as TELUS continues to beneficially own at least 50% of the combined voting power of our outstanding multiple voting shares and subordinate voting shares. Should TELUS cease to own at least 50% of the combined voting power of our multiple voting shares and subordinate voting shares, we agree to nominate to our board such number of individuals designated by TELUS in proportion to its combined voting power for so long as TELUS continues to beneficially own at least 5% of the combined voting power of our outstanding multiple voting shares and subordinate voting shares, subject to a minimum of at least one director. TELUS currently has designated five directors serving on our board.
The shareholders’ agreement also provides that we agree to nominate one individual designated by Baring as director, for as long as Baring continues to beneficially own at least 5% of the combined voting power of our outstanding multiple voting shares and subordinate voting shares. Baring currently has designated one director serving on our board.
Under the terms of the shareholders’ agreement, our Chief Executive Officer is required to be nominated to the board of directors by the Company.
In addition, the shareholders’ agreement provides that for so long as TELUS continues to beneficially own at least 50% of the combined voting power of our multiple voting shares and subordinate voting shares, TELUS will be entitled, but not obligated, to select the chair of the board and the chairs of the human resources and governance and nominating committees. The shareholders’ agreement also provides that, so long as TELUS or Baring, as applicable, is entitled to nominate at least one individual to our board, it will be entitled, but not obligated, to designate at least one nominee for appointment to each of our human resources committee and governance and nominating committee. The shareholders’ agreement also provides that so long as TELUS is entitled to nominate at least one individual to our board, it will be entitled, but not obligated, to designate one nominee for appointment to our audit committee as long as its nominee to the audit committee is independent. The above-described committee appointment rights are in each case subject to compliance with the independence requirements of applicable securities laws and listing requirements of the NYSE and TSX.

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
Our articles provide that a director may be removed with or without cause by a resolution passed by a special majority comprised of 662/3% of the votes cast by shareholders present in person or by proxy at a meeting and who are entitled to vote. The directors are elected by the shareholders at each annual general meeting of shareholders, and all directors will hold office for a term expiring at the close of the next annual shareholders meeting or until their respective successors are elected or appointed. Under the BCBCA and our articles, between annual general meetings of our shareholders, the directors may appoint one or more additional directors, but the number of additional directors may not at any time exceed one-third of the number of current directors who were elected or appointed other than as additional directors pursuant to this provision.
Majority Voting Policy
In accordance with the requirements of the TSX, our board of directors has adopted a majority voting policy to the effect that a nominee for election as a director of our Company who does not receive a greater number of votes “for” than votes “withheld” with respect to the election of directors by shareholders shall promptly tender his or her resignation to the chair of our board of directors following the meeting of shareholders at which the director was elected. The governance and nominating committee will consider such offer and make a recommendation to our board of directors whether or not to accept it. In its deliberations, the governance and nominating committee will consider any stated reasons why shareholders “withheld” votes from the election of that director, the length of service and the qualifications of the director, the director’s contributions to our company, the effect such resignation may have on our ability to comply with any applicable governance rules and policies and the dynamics of the board, and any other factors that the governance and nominating committee considers relevant. Our board of directors will act on the governance and nominating committee’s recommendation within 90 days following the applicable meeting of shareholders and announce its decision in a press release, after considering the factors considered by the governance and nominating committee and any other factors that the board of directors considers relevant. Our board of directors will accept a resignation except in situations where extenuating circumstances would warrant the director to continue to serve on the board of directors. Our majority voting policy will apply for uncontested director elections, being elections in which the number of nominees for election as director is the same as the number of directors to be elected.
Controlled Company Exemption
We have elected to be treated as a “controlled company” under the listing requirements of the NYSE because more than 50% of the combined voting power of our multiple voting shares and subordinate voting shares is held by TELUS. See “Item 7A—Major Shareholders”. We intend to rely upon the “controlled company” exemption relating to the board of directors and committee independence requirements under the NYSE listing requirements until we are no longer eligible or until we determine otherwise. Pursuant to this exemption, we are exempt from, among other things, the listing requirements that would otherwise require that our board of directors consist of a majority of independent directors and that our human resources and governance and nominating committee be composed entirely of independent directors. The “controlled company” exemption does not modify the independence requirements for the audit committee, and we comply with the requirements of the Exchange Act, the NYSE listing requirements and applicable Canadian securities laws, which require our audit committee to be exclusively composed of independent directors.

Director Independence
For purposes of the NYSE listing requirements, an independent director means a person who, in the opinion of our board of directors, has no material relationship with the Company. Under NI 58-101, a director is considered to be independent if he or she is independent within the meaning of Section 1.4 of National Instrument 52-110—Audit Committees (NI 52-110). Pursuant to NI 52-110, an independent director is a director who is free from any direct or indirect material relationship with us which could, in the view of our board of directors, be reasonably expected to interfere with the exercise of a director’s independent judgment.
Our board of directors has undertaken a review of the independence of the directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each director concerning such director’s background, employment and affiliations, including family relationships, our board of directors determined that four of our 10 directors are an “independent director” as defined in the NYSE listing requirements and NI 58-101, representing 40% of our board. In making these determinations, our board of directors considered the current and prior relationships that each director has with our Company and all other facts and circumstances that our board of directors deemed relevant in determining their independence, including the beneficial ownership of our shares by each director and the transactions involving them described in “Item 7B—Related Party Transactions”. The board will assess on a regular basis, and at least annually, the independence of directors and, based on the recommendation of the governance and nominating committee, will make a determination as to which members are independent.
Jeffrey Puritt is not considered an independent director as he is our Chief Executive Officer. Josh Blair, the chair of the Board, is not considered an independent director as he was an employee of TELUS until December 31, 2020. Doug French, Tony Geheran and Stephen Lewis are not considered independent directors as they are affiliated with TELUS. Kenneth Cheong is not considered an independent director as he is affiliated with Baring. TELUS selected Ms. Stuart, an independent director, to fill one of its nominee positions.
Meetings of Independent Directors and Conflicts of Interest. We take steps to ensure that adequate structures and processes are in place to permit our board of directors to function independently of management, including for purposes of encouraging an objective process for nominating directors and determining executive compensation. Where appropriate, our board of directors holds a portion of every board meeting without the members of management. In 2021, the independent directors did not meet in the absence of the non-independent directors. Where appropriate, our board of directors holds a portion of every board meeting without members of management, including Mr. Puritt, who is a director and also our Chief Executive Officer. Such sessions without the presence of management are presided over by our Chair, Josh Blair. Interested parties may communicate any concerns to the Chair and/or our independent directors through our ethics hotline at 1-888-265-4112 in North America or by e-mail to www.telus.ethicspoint.com or corporatesecretary@telusinternational.com.
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
Mandate of the Board of Directors
Our board of directors is responsible for the stewardship of the Company and overseeing the management of our business and affairs in accordance with the BCBCA, our articles and the shareholders’ agreement. This includes appointing our Chief Executive Officer and other members of the senior leadership team, considering and approving our objectives and goals and material changes thereto, approving our strategic plans and monitoring our strategic planning process, strategic plan execution and corporate performance against our objectives and goals, subject to the terms of the shareholders’ agreement. In addition, our board also receives and considers recommendations from our various committees with respect to matters such as the following:
•the compensation of our directors;
•criteria for board and committee membership;
•persons to be nominated for election as directors and to each of the board’s committees; and

•matters relating to our code of ethics and conduct and corporate governance guidelines.
Certain of the actions of the board of directors are subject to the review and approval by TELUS, as our controlling shareholder. See “Item 7B—Related Party Transactions—Our Relationship with TELUS and Baring—Shareholders’ Agreement”.
Attendance Record
In 2021, there were 13 meetings of our board of directors. There was 100% director attendance at each of these meetings, with the exception of only one of our directors, whose attendance was 92%.
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
Other Directorships

Our board has adopted a policy stating that if our directors are employed as chief executive officers, or in other senior executive positions, on a full-time basis with a public company then they should not serve on the boards of more than two public companies in addition to our Company’s board. For other directors, those who (i) only have full time employment with non-public companies, (ii) have full-time employment with public companies but not as chief executive officer or in a senior executive position or (iii) do not have full time employment, our board has determined that those directors should not serve on the boards of more than four public companies in addition to our Company’s Board. With respect to our CEO, our board has determined that the CEO should not serve on the boards of more than two other public companies and should not serve on the board of any other public company where the chief executive officer of that other company serves on our board. In all cases, our directors are required to notify the chair of our board (Chair) and the chair of our governance and nominating committee prior to accepting any directorship with any other company.
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
Our governance and nominating committee is responsible for overseeing director continuing education designed to maintain or enhance the skills and abilities of the directors and to help ensure that their knowledge and understanding of our business remains current.
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
Audit Committee
Our audit committee is comprised of Carolyn Slaski and Sandra Stuart and chaired by Olin Anton. Our board of directors has determined that Olin Anton, Carolyn Slaski and Sandra Stuart each meet the independence requirements for directors, including the heightened independence standards for members of the audit committee under Rule 10A-3 under the Exchange Act and NI 52-110. Our audit committee now consists exclusively of independent directors within the meaning of NI 52-110 and the NYSE listing requirements . Our board of directors has determined that each of our audit committee members is “financially literate” within the meaning of NI 52-110 and the NYSE listing requirements and Olin Anton is an “audit committee financial expert” as defined by Rule 10A-3 under the Exchange Act. For a description of the education and experience of each member of the audit committee, see “Item 6A—Our Directors”.
Our board of directors has established written terms of reference setting forth the purpose, composition, authority and responsibility of the audit committee, consistent with the NYSE listing requirements, the rules of the SEC and NI 52-110 and our audit committee will review the terms of reference annually. The principal purpose of our audit committee is to assist our board of directors in discharging its oversight of, among other things:
•the integrity of our accounting and financial reporting;
•the independence, qualifications, appointment, compensation and performance of our internal and external auditors and the pre-approval of all audit, audit-related and non-audit services;
•our disclosure controls and procedures and internal control over financial reporting, as well as our whistleblower and ethics processes;
•review and approval or ratification of related-party transactions, including transactions with TELUS;
•our compliance with applicable legal and regulatory requirements and Company policies; and
•our enterprise risk management processes, credit worthiness, treasury plans and financial policy.
The audit committee also has the authority in its sole discretion and at our expense, to engage and set the compensation of outside legal, accounting or other advisors as necessary to assist in the performance of its duties and responsibilities.
Human Resources Committee
Our human resources committee is comprised of Sue Paish and Carolyn Slaski and chaired by Josh Blair. As a “controlled company”, our human resources committee is not required to be comprised entirely of independent directors. For a description of the background and experience of each member of our human resources committee, see “—Our Directors”.

Our board of directors has established written terms of reference setting forth the purpose, composition, authority and responsibility of the human resources committee consistent with the NYSE listing requirements and the rules of the SEC and our human resources committee will review the terms of reference annually. The human resources committee’s purpose is to assist the board in its oversight of executive compensation philosophy and guidelines, succession-planning and certain compensation and performance rating decisions. The principal responsibilities and duties of the human resources committee include, among other things:
•reviewing at least annually our executive compensation philosophy and guidelines;
•in the absence of the Chief Executive Officer, evaluating at least once a year our Chief Executive Officer’s performance in light of the goals and objectives established by the human resources committee and, based on such evaluation, approving the Chief Executive Officer’s annual compensation;
•reviewing and approving on an annual basis the evaluation process and compensation structure for members of our senior leadership team and, in consultation with our Chief Executive Officer, reviewing and approving the performance of the other members of our senior leadership team;
•reviewing and approving the design of the annual performance bonus plan, and any establishment of or material changes to incentive compensation plans, employee benefit plans for the senior leadership team and all equity-based incentive plans of the Company or its subsidiaries;
•preparing and recommending to our board of directors for approval our public disclosures related to executive compensation; and
•reviewing at least once annually succession plans for the Chief Executive Officer and members of our senior leadership team.
Further particulars of the process by which compensation for our executive officers is and will be determined are provided under the heading “Item 6B—Compensation”.
Governance and Nominating Committee
Our governance and nominating committee is comprised of Stephen Lewis and Sue Paish and chaired by Tony Geheran. Our board of directors has determined that Sue Paish is independent for purposes of NI 58-101 and NYSE listing requirements. As a “controlled company”, our governance and nominating committee is not required to be comprised entirely of independent directors. For a description of the background and experience of each member of our governance and nominating committee, see “Item 6A—Directors and Senior Management—Our Directors”.
Our board of directors has established written terms of reference setting forth the purpose, composition, authority and responsibility of our governance and nominating committee. The governance and nominating committee’s purpose is to assist our board of directors in, among other things:
•identifying individuals qualified to become members of our board of directors;
•recommending that our board of directors select director nominees for the next annual meeting of shareholders and determining the composition of our board of directors and its committees;
•developing and overseeing a process to assess our board of directors, the chair of the board of directors, the committees of the board of directors, the chairs of the committees and, individual directors;
•developing, recommending and overseeing the effectiveness of our corporate governance policies and procedures;
•reviewing director compensation; and
•overseeing our public disclosure related to the foregoing.
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
Evaluation
It is the responsibility of the governance and nominating committee (GNC) to regularly evaluate the effectiveness and contribution of our board of directors, our Chair and all board committees and their chairs. To do so, the GNC conducts an evaluation, either directly or through our CLO, and then reports the results to our board of directors. If deemed appropriate, the GNC may elect to engage a third party to provide expertise on and to assist with the coordination of the evaluation.This process allows the Company to evaluate the mechanism in place for our board and committees to operate effectively , identify opportunities to enhance and maintain best corporate practices, meet regulatory requirements and develop strategies in relation to recruiting and succession planning.

To conduct and document this evaluation, the GNC approves a questionnaire that is to be completed by each director. Through these questionnaires, each director provides their evaluation of the performance of: the board as a whole; each committee; each committee chair and each individual director. Our CLO reviews the results of these questionnaires and provides them to the Chair, with attribution to the originating directors, expect that, in the case of the Chair, results are provided to the chair of the GNC. When the results are provided to the Chair or the chair of our GNC, each director may elect to have all or part of their comments included without attribution. However, in all cases, the subsequent feedback to the GNC and the board are given without attribution.

In order to provide a broader scope to our evaluation, the GNC also approves a questionnaire that is to be completed by all members of the Company’s senior management team who have regular interaction with our board or its committees. The purpose of this questionnaire is to: provide an evaluation of the overall effectiveness of the Board from the perspective of the senior management team and consider how the Board and management support one another and how their relationship can be improved. Our CLO reviews these results and provides them to the Chair, without attribution to any member of the senior management team. The Chair conducts separate interviews with each director to advise of the results of this evaluation and then report on key themes and recommendations to the GNC and the board. These results are used by the Chair to create a set of board goals and objectives to address matters raised during the evaluation.

In addition to our assessment process, the GNC also conducts an annual review of the skills of each member of our board of directors, including a gap analysis, and makes recommendations to the board in the event any gaps are identified.
Diversity
We are committed to fostering an environment that is diverse and inclusive and facilitates a broad range of perspectives. We recognize the importance and benefit of having a board of directors and senior management comprised of highly qualified individuals who reflect the communities where we live and work and the clients we serve. As part of our on-boarding practices for our board members, we provide materials outlining out caring culture that highlight the community-oriented focus of our business. Additionally, our board receives regular reporting on respectful workplace and integrity initiatives and, should they arise within our business, any significant incidents.
We adopted a formal board diversity policy providing that the governance and nominating committee shall consider diversity criteria, such as gender, age, ethnicity/aboriginal status and geographic background in recommending director nominees to the board of directors, which we are applying in connection with the director search efforts that we are conducting as part of the contemplated increases to the size of our board. Prior to the end of 2023 and thereafter, we will seek to attain a board composition in which at least 30% of our board are women. We have also authorized the governance and nominating committee to engage qualified independent external advisors to conduct a search for candidates that help achieve diversity objectives. At the time of this Annual Report, four of our ten directors, representing 40% of our board, self-identify as diverse, three women serve on our board, representing 30% of our board, and three women serve in executive officer positions, representing 38% of our executive officer team. All three women were appointed to our board of directors in 2021and we expect to add an additional woman to the board prior to the end of 2023. We believe the promotion of diversity is best served through careful consideration of all of the knowledge, experience, skills and backgrounds of each individual candidate for director in light of the needs of the board without focusing on a single diversity characteristic. When assessing the composition of the board, a principal focus is expected to be on ensuring the board has the diverse experiences, skills and backgrounds needed to oversee our Company and the Company will take a balanced approach when considering the extent to which personal characteristics are taken into account.

Succession Planning
The GNC is responsible for succession planning for the board. As part of this responsibility, the GNC is responsible for maintaining a list of potential candidates for directors who meet the established criteria. The skills assessment and gap analysis from the GNC’s assessment process are used to guide our succession planning.

Our human resources committee oversees succession planning for our CEO, with support from the Chair and the advice and recommendation of the Board. The human resources committee also supports the CEO’s succession planning for our Company’s senior management team.
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
D.Employees
Our Team Members
We have over 62,000 team members around the globe. The majority of our team members are directly or indirectly delivering services to our clients. At December 31, 2021, approximately 95.7% of our team members worked in this capacity while the remaining 4.3% worked in sales and marketing or other corporate support functions. Our team members possess a wide variety of skills and capabilities, in areas such as DevOps, solutions architecture, digital transformation, cloud transformation, UI/UX design, QA testing and customer experience management.

Our team members are located in 28 countries across four geographic regions. The following tables show our team members by function and geographic region:

Function	As at December 31, 2021	As at December 31, 2020	As at December 31, 2019
Delivery of our services	59,493	48,948	37,041
Sales and Marketing, or other corporate support functions	2,648	1,670	1,061
TOTAL	62,141	50,618	38,102

Region	December 31, 2021	December 31, 2020	December 31, 2019
Asia-Pacific(1)	24,812	19,952	19,238
Europe(2)	19,311	15,305	6,449
Central America(3)	14,124	12,219	9,923
North America(4)	3,894	3,142	2,492
TOTAL	62,141	50,618	38,102
_________________________________________________
(1)Comprises China, India, Japan, Philippines, Singapore, and South Korea.
(2)Comprises Austria, Bulgaria, Bosnia and Herzegovina, Czech Republic, Denmark, Finland, France, Germany, Ireland, Latvia, Poland, Romania, Slovakia, Spain, Switzerland, Turkey and United Kingdom.
(3)Comprises Costa Rica, El Salvador and Guatemala.
(4)Comprises Canada and the United States.
We believe our differentiated culture drives greater team member engagement and retention, which leads to superior outcomes for us and our clients. As a result, sourcing, recruiting, developing and retaining talented team members is critical to our ongoing success.
Talent Acquisition. We seek to employ team members who share our unique values, possess the specialized skillsets needed to enable our clients’ digital journeys and who are inspired by giving back to their local communities. We believe that our caring culture, which includes a commitment to team member growth and development, makes us a preferred employer in the regions where we have delivery locations. Our workplace engagement has garnered us international recognition; we were named one of the 2021 Achievers 50 Most Engaged Workplaces for displaying leadership and innovation in engaging our employees and recognized on Fast Company’s international list of Best Workplaces for Innovators for fostering a culture of innovation and empowering employees at all levels. We also recruited on campus and through multiple digital channels, screening over 367,000 candidates. We build our talent acquisition funnel through a combination of branded campaigns, social media, job portals, online job fairs and events, including hack-a-thons, and university and specialized academic partnerships for specialized roles. We have partnered with approximately 300 colleges and universities around the globe.
Training and Coaching. We believe it is important for our team members to grow with us both personally and professionally. Our talent strategy includes developing expertise around the specific technologies, tools and frameworks required to successfully execute projects for our clients in an increasingly digital economy. We strive to create thought leaders with deep industry acumen. This entails providing access to opportunities to further develop our team members’ skills which enables them to handle a wider variety of responsibilities. In several delivery locations, we work in partnership with local, accredited universities to provide training programs. For example, through our TELUS International University program, team members have access to subsidized tuition and onsite classes to earn approximately 2,000 degrees. We also provide mentoring programs, leadership courses through our “Learning@TI” roadmap and have our own “Learn and Grow” curriculum for team member development and personalized coaching. As part of our broader efforts to support our team members’ overall well-being, we extend many training and development opportunities to their family members. This year, our Company launched a senior leadership development program to provide senior leaders with tailored, personalized leadership coaching.
Retention. Our culture, team member engagement efforts, recruiting and training programs are all designed to establish us as the employer of choice in our markets, and to maximize retention of our team members. We reward exceptional performance, celebrate diversity, host team building events, provide opportunities for team members to volunteer in their communities and celebrate accomplishments and mark special occasions together. To make team members feel more valued and connected to our organization, we recognize important professional and personal milestones such as promotions, anniversaries, birthdays and new family members. We also offer market-based compensation, a flexible work environment, and benefits tailored to meet the unique needs of our team members. For example, in certain delivery locations, we extend healthcare benefits to team members’ and their immediate families, including parents, as well as allowing extended families access to onsite healthcare professionals. Our workplace engagement has garnered us international recognition; we were named one of the 2021 Achievers 50 Most Engaged Workplaces for displaying leadership and innovation in engaging our employees and recognized on Fast Company’s international list of Best Workplaces for Innovators for fostering a culture of innovation and empowering employees at all levels.
To strengthen our team members’ connections with each other and with us, we have built our own social network called Cosmos, and sponsor many special interest and affinity groups and athletic teams, which foster a sense of belonging and community. Giving back as a team, including through the “TELUS Days of Giving”, monthly community service days and our Helping Our People through Education (HOPE) program, is an essential part of our caring culture and we believe our giving back makes a meaningful difference where we live, work and raise our families.
Diversity and Inclusion. Diversity, acceptance and inclusion are integral components of our caring culture. For our team members, whose backgrounds reflect the breadth of our global footprint, our commitment to diversity and inclusiveness promotes engagement and empowers them to serve as advocates for positive social change.
We see team member diversity as a significant competitive advantage, fostering creativity and innovation and leading to better customer experiences and financial outcomes. We aim to provide equal opportunities for all team members and proactively seek candidates from varied gender identities and cultural backgrounds. We are committed to diversity and inclusion across our entire organization, which is supported by our vision, values, culture and strategy. At December 31, 2021, women represented approximately 48% of our total workforce and 42% of managers and up are women. In 2021, we were listed on Mogul’s list of Top 100 Workplaces for our diversity and inclusion initiatives.
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
E.Share Ownership
See “Item 7A—Major Shareholders” and “Item 6B—Compensation”.
ITEM 7  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.Major Shareholders
The following table sets forth information relating to the beneficial ownership of our shares as at December 31, 2021, by:
•each of our directors;
•each of our executive officers;
•all directors and executive officers as a group; and
•each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding shares, which includes each of the selling shareholders;

Beneficial ownership is determined in accordance with SEC rules. The information is not necessarily indicative of beneficial ownership for any other purpose. In general, under these rules a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has shares or voting power or investment power with respect to such security. In addition, the rules include shares issuable pursuant to the exercise of share options, warrants or other convertible securities that are either immediately exercisable or exercisable on or before March 1, 2022, which is 60 days after December 31, 2021. These shares are deemed to be outstanding and beneficially owned by the person holding those options, warrants or other convertible securities for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. The information contained in the following table is not necessarily indicative of beneficial ownership for any other purpose, and the inclusion of any shares in the table does not constitute an admission of beneficial ownership of those shares. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them.
The percentage of beneficially owned subordinate voting shares and multiple voting shares is based on 66,046,364 subordinate voting shares and 199,931,876 multiple voting shares outstanding as at December 31, 2021.
The address for each of our directors and executive officers listed below is c/o TELUS International (Cda) Inc., Floor 7, 510 West Georgia Street, Vancouver, BC V6B 0M3, Canada.

	Subordinate Voting Shares		Multiple Voting Shares		% of Total Voting Power
Name of Beneficial Owner	Shares	%	Shares	%	%
Directors and Executive Officers:
Jeffrey Puritt	2,470,115	3.6	—	—	*
Marilyn Tyfting	*	*	—	—	*
Vanessa Kanu	*	*	—	—	*
Charles Koskovich	*	*	—	—	*
Michael Ringman	*	*	—	—	*
Michel Belec	*	*	—	—	*
James Radzicki	*	*	—	—	*
Maria Pardee	—	—	—	—	—
Josh Blair	*	*	—	—	*
Olin Anton	*	*	—	—	*
Kenneth Cheong(1)	—	—	—	—	—
Doug French(2)	*	*	—	—	*
Tony Geheran(2)	*	*	—	—	*
Stephen Lewis(2)	*	*	—	—	*
Sandra Stuart	*	*	—	—	*
Sue Paish	—	—	—	—	—
Carolyn Slaski	—	—	—	—	—
All directors and executive officers as a group (17 persons)	3,287,827	4.8	—	—	*
5% Shareholders:
TELUS(3)	—	—	146,504,019	73.3	70.9
Baring(4)	—	—	53,427,857	26.7	25.9
Capital International Investors (5)	4,832,877	7.3	—	—	*
Capital Research Global Investors (6)	8,282,233	12.5	—	—	*
Mackenzie Financial Corporation (7)	7,862,911	11.9	—	—	*
_________________________________________________
*Holdings represent less than one percent.

(1)Mr. Cheong is an employee of Baring, but disclaims beneficial ownership of the shares beneficially owned by Baring.
(2)Messrs. French, Geheran and Lewis are each employees of TELUS, but each disclaims beneficial ownership of the shares beneficially owned by TELUS.
(3)Consists of shares held by TELUS Communications, Inc., 1276431 B.C. Ltd., 1276433 B.C. Ltd., 1276435 B.C. Ltd., 1276436 B.C. Ltd. and TELUS International Holding Inc., each a wholly-owned subsidiary of TELUS. Multiple voting shares so held by TELUS are convertible into an equivalent number of subordinate voting shares. If TELUS were to convert all its multiple voting shares into subordinate voting shares, it would hold 68.9% of our subordinate voting shares and 19.6% of our voting power. For details on significant acquisitions of our common shares by TELUS, see “Item 7B—Related Party Transactions—Share Issuances”.

(4)Consists of shares held by Riel B.V., which is indirectly and wholly-owned by The Baring Asia Private Equity Fund VI, L.P.1 (Fund VI1), The Baring Asia Private Equity Fund VI, L.P.2 (Fund VI2) and certain of its affiliates. The general partner of Fund VI1 and Fund VI2 is Baring Private Equity Asia GP VI, L.P. (Fund VI GP). The general partner of Fund VI GP is Baring Private Equity Asia GP VI Limited (Fund VI Limited). As the sole shareholder of Fund VI Limited, Jean Eric Salata may be deemed to have voting and dispositive power with respect to the shares beneficially owned by Fund VI and Fund VI2 and their affiliates, but disclaims beneficial ownership of such shares. The address of Fund VI GP, Fund VI Limited, and Jean Eric Salata is c/o Maples Corporate Services Limited, 390 GT Ugland House, South Church Street, Georgetown, Grand Cayman, Cayman Islands. Multiple voting shares so held by Baring are convertible into an equivalent number of subordinate voting shares. If Baring were to convert all its multiple voting shares into subordinate voting shares, it would hold 44.7% of our subordinate voting shares and 3.4% of our voting power. For details on significant acquisitions of our common shares by Baring, see “Item 7B—Related Party Transactions—Share Issuances”. In September 2021, Baring sold 13,648,000 subordinate voting shares in a secondary offering, following conversion of an equivalent number of multiple voting shares into subordinate voting shares, representing 20.3% of our outstanding multiple voting shares then outstanding and 6.2% of our voting power.

(5)Represents subordinate voting shares beneficially owned by Capital International Investors, a division of Capital Research and Management Company, based solely on the Schedule 13F-HR filed by Capital International Investors with the SEC on November 15, 2021.

(6)Represents subordinate voting shares beneficially owned by Capital Research Global Investors, a division of Capital Research and Management Company, based solely on the Form 62-103F3 filed by Capital Research Global Investors with the securities commissions in each of the provinces and territories of Canada on December 10, 2021.

(7)Represents subordinate voting shares beneficially owned by Mackenzie Financial Corporation, based solely on the Schedule 13G filed by Mackenzie Financial Corporation with the SEC on February 28, 2021.
As at December 31, 2021, there were four registered holders in the United States, one of whom was Cede & Co. (nominee of DTC), representing 99.8% of our subordinate voting shares.
Related-Party Transactions
Our Relationship with TELUS
As of December 31, 2021, TELUS, our controlling shareholder, held 146,504,019 multiple voting shares, or 70.9% of the combined voting power of our outstanding shares. See “Item 3D—Risk Factors—Risks Related to Our Relationship with TELUS”.
In connection with our initial public offering, we and TELUS entered into certain agreements that provide a framework for our relationship. The following is a summary of the terms of each intercompany agreement that we entered into with TELUS, each of which is included as an exhibit to this Annual Report. Each summary sets forth the terms of an agreement that we believe is material to us and each summary is qualified in its entirety by reference to the full text of such agreement.
For further information regarding historical related party transactions, see Note 19: Related Party Transactions to our audited consolidated financial statements filed together with this Annual Report.
Master Services Agreement

We currently provide strategy and innovation, next-generation technology and IT services as well as customer experience process and delivery services to TELUS pursuant to the terms of a master services agreement, which we amended and restated in January 2021. The MSA includes a minimum spend commitment of $200 million per year, subject to adjustment in accordance with its terms. The initial term of the MSA is ten years, beginning in January 2021, unless terminated earlier or extended according to its terms. Services provided for under the MSA are priced on an arm’s-length basis in line with pricing for comparable services we provide to other clients. The MSA includes typical industry terms for a long-term services arrangement, including terms related to periodic price and service level reviews and benchmarking, service-level credits, termination rights, indemnification and limitation of liability.
Transition and Shared Services Agreement
We entered into a new transition and services agreement (TSSA) with TELUS in January 2021. Pursuant to this agreement, TELUS provides us with certain administrative and support services and certain other corporate assistance, which enhances our ability to operate efficiently and to reliably serve our clients, while leveraging TELUS’ expertise. The services provided to us by TELUS under the TSSA include services to support the coordination of corporate functions, such as finance and accounting support, human resources support, investor relations, communications and media relations support.
In connection with our acquisition of MITS from TELUS, in 2020 we entered into a separate shared services agreement with TELUS, which provided for certain support services similar to those services covered by the TSSA, for MITS and related client relationships (MITS shared services agreement). In connection with our entry into the TSSA, the MITS shared services agreement was terminated. The portions of the MITS shared services agreement that included network and infrastructure services provided by TELUS to MITS are included as part of a new network and infrastructure services agreement we entered into with TELUS, as described below. Also, the other services previously provided under the MITS shared services agreement are included as part of the TSSA.
The term of the TSSA is ten years, beginning in January 2021. We will pay TELUS mutually agreed-upon fees for the services provided under the TSSA on a cost-plus recovery basis and have the right to terminate some or all of the services upon notice. Expiration or termination of all services will result in the termination of the TSSA, concurrently with the termination or expiration of the last remaining service.
Master Reseller Agreement
We provide advisory, technical and cloud-based customer experience transformation services to TELUS that TELUS resells to its customers pursuant to the terms of a master reseller agreement, which we amended and restated in January 2021. The amended and restated master reseller agreement has a term of five years beginning in January 2021, which automatically renews for successive one-year terms unless terminated according to its terms. Services provided under the amended and restated master reseller agreement are priced on an arm’s-length basis. The amended and restated master reseller agreement contains typical industry terms for a reseller agreement, including scope of rights to resell, termination rights, indemnification and limitation of liability.
Network Infrastructure Services Agreement
We and one of our U.S. subsidiaries entered into a network infrastructure services agreement with TELUS and one of its U.S. subsidiaries in January 2021. Under the network infrastructure services agreement, TELUS provides us with various managed telecommunications and information technology services, including services that we previously received from TELUS under a previous shared service agreement and the MITS shared services agreement. The initial term of the agreement is ten years, beginning in January 2021, unless terminated earlier, and will be automatically extended for successive one-year terms unless notice is given by either party thereto. The agreement includes a minimum spend commitment by us of C$47,900,000 over the first five years of the term. We are permitted to terminate any service under the agreement for convenience prior to its scheduled expiration date, subject to a minimum notice period, which is generally one month, and payment of unpaid charges and termination charges (if any) specified in the related service schedules. Fees for services provided under the agreement are consistent with fees for the same or similar services under the same or similar conditions between unrelated parties. The agreement includes typical industry terms for a long-term services arrangement, including performance service credits, termination rights, indemnification and limitation of liability.
Trademark License Agreement
We entered into a trademark license agreement with TELUS in January 2021. Under the trademark license agreement, TELUS granted us a limited, revocable, non-exclusive, non-transferable (except by sub-license) and royalty-free license to use certain

TELUS trademarks (including domain names) in connection with the goods and services associated with each trademark application and/or registration. The trademark license agreement has an initial term of ten years, beginning in January 2021, unless terminated earlier or extended by mutual agreement. The parties are permitted to terminate the trademark license agreement without cause at any time, subject to a minimum notice period, which is generally thirty days. Following termination of the trademark license agreement, we will have one year to phase out any use of the trademarks. The trademark license agreement also includes standard rights to terminate with cause.
Collaboration and Financial Reporting Agreement
We entered into a collaboration and financial reporting agreement with TELUS relating to our financial reporting which is intended to provide for the collaboration and coordination of TELUS International and TELUS in a range of areas. This agreement will continue in effect until the earlier of (i) a change of control transaction, (ii) when TELUS determines it is no longer required to consolidate our results of operations and financial position or to account for its investment in us under the equity method of accounting, and (iii) such date as we and TELUS may agree. The parties will negotiate the basis for phasing out their respective obligations and requirements under the agreement prior to its termination or expiry. Under this agreement, we are subject to covenants, including those regarding the delivery or supply of monthly, quarterly and annual reporting information and annual budgets and financial forecasts to TELUS as well as other information that TELUS requires in support of its continuous reporting obligations and operational/management needs; conformity with TELUS’ financial presentation and accounting policies and management reporting framework for intercompany transactions; disclosure of information about our financial controls to TELUS; the provision to TELUS of access to our auditors, certain books and records related to internal accounting controls or operations and the working papers for our annual audits and quarterly reviews; and collaboration and consultation with TELUS in connection with our strategic and business planning, the preparation of our public filings and press releases and on other specified topics. Pursuant to the collaboration and financial reporting agreement, we are required to maintain business policies, practices and standards that are consistent with and at least as stringent as the corresponding TELUS policies, standards, and procedures, with such practices and standards to be adapted to conform to our business and the laws and regulations applicable to our business. The agreement specifies certain matters or actions we take that require advance review and consultation with TELUS and also stipulates certain actions that require our board’s approval. As our financial statements are currently consolidated with those of TELUS, we maintain policies and processes that comply with the financial reporting requirements that are contained in this agreement.
Credit Agreement
General
We entered into a senior secured credit agreement, which includes two revolving credit facilities and loan facility agreement, originally dated as of May 31, 2016 and amended and restated on January 28, 2020 and as further amended and restated on December 18, 2020, with The Bank of Nova Scotia, as administrative agent and certain other financial institutions and TELUS, serving as a lender. The credit agreement provides for (i) a $230 million revolving facility, (ii) a $620 million revolving facility ($250 million of which could only be used to finance the acquisition of Lionbridge AI), (iii) a $600 million term loan facility and (iv) a $250 million term loan facility to finance the acquisition of Lionbridge AI. In addition, the revolving credit facilities each include a sub-facility for standby letters of credit with an aggregate cap of C$50 million or the equivalent in U.S. dollars or euros. The facilities generally bear interest at various floating rates, with a credit spread that varies by reference to the ratio of total net debt to EBITDA for the applicable fiscal quarter. The $620 million revolving credit facility and the term loan facilities are subject to an accordion feature allowing us to increase either or both of these facilities by up to an aggregate amount of $250 million, subject to certain customary conditions and increases in interest rates and standby fees. The revolving credit facilities and the $600 million term loan facility mature on January 28, 2025. The $250 million term loan facility matures on December 22, 2022. The obligations thereunder are guaranteed by all of our wholly-owned subsidiaries and secured by a first priority interest in all of our assets and equity interests in our subsidiaries. As at December 31, 2021, we had $134 million outstanding under the revolving credit facilities and $807 million outstanding under the term loan facilities.
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
Board Composition: Under our articles, our board of directors consists of such number of directors as determined from time to time by the directors. Pursuant to the terms of the shareholders’ agreement, the size of the board will be increased to 11 directors except as may otherwise be agreed to by TELUS and Baring.
Board Appointment Rights. The shareholders’ agreement provides that so long as TELUS continues to beneficially own at least 50% of the combined voting power of our multiple voting shares and subordinate voting shares, we will agree to nominate individuals designated by TELUS representing a majority of the board. If TELUS owns at least 5% of the combined voting power of our multiple voting shares and subordinate voting shares but less than 50%, the number of directors TELUS may nominate as a percentage of the board will be the greater of (i) the number of directors proportionate to the percentage of combined voting power of shares that it holds and (i) one individual.
The shareholders’ agreement also provides that, for so long as TELUS continues to beneficially own at least 50% of the combined voting power of our multiple voting shares and subordinate voting shares, the Chair of the board will be a designee of TELUS that TELUS identifies to us and Baring.
The shareholders’ agreement also provides that, so long as Baring continues to beneficially own at least 5% of the combined voting power of our multiple voting shares and subordinate voting shares, we agree to nominate one individual designated by Baring.
Baring shall also be entitled, but not obligated, to designate two observers to the board.
The shareholders’ agreement also provides that we agree to nominate our Chief Executive Officer to the board of directors. The seat on our board to be held by our Chief Executive Officer does not represent one of the director nominees provided to TELUS and Baring under the shareholders’ agreement.
Board Committee Appointment Rights. The shareholders’ agreement provides that for so long as TELUS continues to beneficially own at least 50% of the combined voting power of our multiple voting shares and subordinate voting shares, TELUS will be entitled, but not obligated, to select the chair of the board and the chairs of the human resources and governance and nominating committees. The shareholders’ agreement also provides that so long as TELUS or Baring, as applicable, is entitled to nominate at least one individual to our board, it will be entitled, but not obligated, to designate at least one nominee for appointment to each of our human resources committee and governance and nominating committee. The shareholders’ agreement also provides that so long as TELUS is entitled to designate one or more nominees to our board it will be entitled, but not obligated, to designate one nominee for appointment to our audit committee. The above-described committee appointment rights are in each case subject to compliance with the independence requirements of applicable securities laws and listing requirements of the NYSE and TSX.
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
Registration Rights Agreement
We entered into a registration rights agreement with TELUS and Baring immediately prior to the completion of our initial public offering, pursuant to which we agreed to provide TELUS or Baring with certain demand and piggyback registration rights that require us to use commercially reasonable efforts to effect the registration under applicable federal, state and provincial securities laws, in either Canada or the United States of any of our subordinate voting shares held by TELUS or Baring following the completion of our initial public offering. We amended the registration rights agreement in June 2021 to provide certain piggyback registration rights to Jeffrey Puritt, our chief executive officer, and two other employees. See “Item 6 — Directors, Senior Management and Employees — B. Compensation — Summary of NEO Employment and Separation Agreements — Jeff Puritt.”
Under the registration rights agreement, we will be generally responsible for all registration expenses in connection with the performance of our obligations under the registration rights provisions in the registration rights agreement. TELUS, Baring and the other selling shareholders will generally be responsible for all underwriting discounts, selling commissions and securities transfer taxes applicable to any sale.
The agreement contains customary representations, covenants, and indemnification and contribution provisions by us for the benefit of TELUS, Baring and the other selling shareholders and, in limited situations, by TELUS and Baring for the benefit of us.
Share Issuances
In connection with the acquisition of Lionbridge AI, we issued 1,678,242 shares of Class A common shares to TELUS for proceeds of approximately $149.6 million and 901,101 shares of Class B common shares to Baring for proceeds of approximately $80.4 million to fund a portion of the purchase price. In connection with our IPO, the Class A common shares received by TELUS and the Class B common shares received by Baring were converted into multiple voting shares, see Note 18: Share Capital and for details on other historical share issuances, see Note 19: Related Party Transactions to our audited consolidated financial statements filed with this Annual Report. See also “Item 5A—Operating Results—Related Party Transactions”.
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
A.Interests of Experts and Counsel
Not applicable.
ITEM 8  FINANCIAL INFORMATION
A.Consolidated Statements and Other Financial Information
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
Dividend Policy
We have never declared or paid dividends on our subordinate voting shares. We currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business. As such, we do not intend to declare or pay cash dividends on our shares in the foreseeable future. Any future determination to pay dividends will be made at the discretion of our board of directors subject to applicable laws and will depend upon, among other factors, our financial performance, financial condition including leverage levels, contractual restrictions, capital requirements and merger and acquisition opportunities. Our future ability to pay cash dividends on our shares is currently limited by the terms of our credit agreement and may be limited by the terms of any future debt or preferred securities.
B.Significant Changes
None.
ITEM 9  THE OFFER AND LISTING
A.Offer and Listing Details
Not applicable.

B.Plan of Distribution
Not applicable.
C.Markets
Not applicable.
D.Selling Shareholders
Not applicable.
E.Dilution
Not applicable.
F.Expenses of the Issue
Not applicable.
ITEM 10  ADDITIONAL INFORMATION
A.Share Capital
Not applicable.
B.Memorandum and Articles of Association
General
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
Subordinate Voting Shares and Multiple Voting Shares
Holders of our multiple voting shares are entitled to 10 votes per multiple voting share and holders of subordinate voting shares are entitled to one vote per subordinate voting share on all matters upon which holders of shares are entitled to vote. Subject to the prior rights of the holders of our preferred shares, the holders of our multiple voting shares and subordinate voting shares are entitled to receive dividends as and when declared by our board of directors, without preference or distinction among or between the subordinate voting shares and the multiple voting shares. See “Item 8—Financial Statements—Dividend Policy”. Subject to the prior payment to the holders of our preferred shares, if any, in the event of our liquidation, dissolution or winding-up or other distribution of our assets among our shareholders, the holders of our multiple voting shares and subordinate voting shares are entitled to share pro rata in the distribution of the balance of our assets, without preference or distinction among or between the subordinate voting shares and the multiple voting shares. Holders of multiple voting shares and subordinate voting shares have no preemptive or conversion or exchange rights or other subscription rights, except that each outstanding multiple voting share may at any time, at the option of the holder, be converted into one subordinate voting share and our multiple voting shares will automatically convert into subordinate voting shares upon certain transfers and other events, as described below under “—Conversion”. There are no redemption, retraction, purchase for cancellation or surrender provisions or sinking or purchase fund provisions applicable to our subordinate voting shares or multiple voting shares. There is no provision in our articles requiring holders of subordinate voting shares or multiple voting shares to contribute additional capital, or permitting or restricting the issuance of additional securities or any other material restrictions. The special rights or restrictions attached to the subordinate voting shares and multiple voting shares are subject to and may be adversely affected by, the rights attached to any series of preferred shares that we may designate in the future.
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
In addition:
•all multiple voting shares held by the TELUS Permitted Holders will convert automatically into subordinate voting shares at such time as the TELUS Permitted Holders that hold multiple voting shares no longer as a group beneficially own, directly or indirectly and in the aggregate, at least 10% of the issued and outstanding subordinate voting shares and multiple voting shares; and
•all multiple voting shares held by the Baring Permitted Holders will convert automatically into subordinate voting shares at such time as the Baring Permitted Holders that hold multiple voting shares no longer as a group beneficially own, directly or indirectly and in the aggregate, at least 10% of the issued and outstanding subordinate voting shares and multiple voting shares.
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
In addition, the shareholders’ agreement entered into among us, TELUS and Baring contains certain restrictions on your rights as a shareholder. See “Item 7B—Related Party Transactions—Our Relationship with TELUS and Baring—Shareholders’ Agreement”.
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
We have included certain advance notice provisions with respect to the election of our directors in our articles (Advance Notice Provisions). The Advance Notice Provisions are intended to: (i) facilitate orderly and efficient annual general meetings or, where the need arises, special meetings; (ii) ensure that all shareholders receive adequate notice of board nominations and sufficient information with respect to all nominees; and (iii) allow shareholders to register an informed vote. Only persons who are nominated in accordance with the Advance Notice Provisions will be eligible for election as directors at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors.
Under the Advance Notice Provisions, a shareholder wishing to nominate a director would be required to provide us notice, in the prescribed form, within the prescribed time periods. These time periods include, (i) in the case of an annual meeting of shareholders (including annual and special meetings), not less than 30 days prior to the date of the annual meeting of shareholders; provided, that if the first public announcement of the date of the annual meeting of shareholders (Notice Date) is less than 50 days before the meeting date, not later than the close of business on the 10th day following the Notice Date; and (ii) in the case of a special meeting (which is not also an annual meeting) of shareholders called for any purpose which includes electing directors, not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting of shareholders was made, provided that, in either instance, if notice-and-access (as defined in National Instrument 54-101—Communication with Beneficial Owners of Securities of a Reporting Issuer) is used for delivery of proxy related materials in respect of a meeting described above, and the applicable notice date in respect of the meeting is not less than 50 days prior to the date of the applicable meeting, the notice must be received not later than the close of business on the 40th day before the applicable meeting.
These provisions could have the effect of delaying until the next shareholder meeting the nomination of certain persons for director that are favored by the holders of our outstanding voting securities.
Take-Over Bid Protection
Under applicable securities laws in Canada, an offer to purchase multiple voting shares would not necessarily require that an offer be made to purchase subordinate voting shares. In accordance with the rules of the TSX designed to ensure that, in the event of a take-over bid, the holders of subordinate voting shares will be entitled to participate on an equal footing with holders of multiple voting shares, the holders of multiple voting shares entered into a customary coattail agreement with us and a trustee (Coattail Agreement). The Coattail Agreement contains provisions customary for dual-class, TSX-listed corporations designed to prevent transactions that otherwise would deprive the holders of subordinate voting shares of rights under applicable securities laws in Canada to which they would have been entitled if the multiple voting shares had been subordinate voting shares.
The undertakings in the Coattail Agreement will not apply to prevent a sale by the holders of multiple voting shares or their Permitted Holders of multiple voting shares if concurrently an offer is made to purchase subordinate voting shares that:
•offers a price per subordinate voting share at least as high as the highest price per share to be paid pursuant to the take-over bid for the multiple voting shares;
•provides that the percentage of outstanding subordinate voting shares to be taken up and paid for (exclusive of subordinate voting shares owned immediately prior to the offer by the offeror or persons acting jointly or in concert with the offeror) is at least as high as the percentage of multiple voting shares to be taken up and paid for (exclusive of multiple voting shares owned immediately prior to the offer by the offeror and persons acting jointly or in concert with the offeror);
•has no condition attached other than the right not to take up and pay for subordinate voting shares tendered if no shares are purchased pursuant to the offer for multiple voting shares; and
•is in all other material respects identical to the offer for multiple voting shares.
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
C.Material Contracts
We have not entered into any material contracts outside the ordinary course of business other than as described elsewhere in this Annual Report or exhibits hereto.
D.Exchange Controls
There is no limitation imposed by Canadian law or by our articles on the right of a non-resident to hold or vote our subordinate voting shares or multiple voting shares, other than discussed below.
Competition Act
Limitations on the ability to acquire and hold our subordinate voting shares and multiple voting shares may be imposed by the Competition Act (Canada). This legislation permits the Commissioner of Competition (Commissioner), to review any acquisition or establishment, directly or indirectly, including through the acquisition of shares, of control over or of a significant interest in us. This legislation grants the Commissioner jurisdiction, for up to one year after the acquisition has been substantially completed, to challenge this type of acquisition by seeking a remedial order, including an order to prohibit the acquisition or require divestitures, from the Canadian Competition Tribunal, which may be granted where the Competition Tribunal finds that the acquisition substantially prevents or lessens, or is likely to substantially prevent or lessen, competition.
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
Investment Canada Act
The Investment Canada Act requires each “non Canadian” (as defined in the Investment Canada Act) who acquires “control” of an existing “Canadian business”, to file a notification in prescribed form with the responsible federal government department or departments not later than 30 days after closing, provided the acquisition of control is not a reviewable transaction under the Investment Canada Act. Subject to certain exemptions, a transaction that is reviewable under the Investment Canada Act may not be implemented until an application for review has been filed and the responsible Minister of the federal cabinet has determined that the investment is likely to be of “net benefit to Canada” taking into account certain factors set out in the Investment Canada Act. Under the Investment Canada Act, an investment in our subordinate voting shares or multiple voting shares by a non-Canadian that is ultimately controlled in a country that has a free trade agreement with Canada (or the United Kingdom), including a United States investor, would be reviewable only if it were an investment to acquire control of us pursuant to the Investment Canada Act and our enterprise value (as determined pursuant to the Investment Canada Act and its regulations) was equal to or greater than the amount specified, which is currently C$1.535 billion. For other investors who are not state-owned enterprises and who are ultimately controlled by World Trade Organization members, the threshold is currently C$1.043 billion for 2021.

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
Certain transactions relating to our subordinate voting shares and multiple voting shares will generally be exempt from the Investment Canada Act, subject to the federal government’s prerogative to conduct a national security review, including:
•the acquisition of our subordinate voting shares and multiple voting shares by a person in the ordinary course of that person’s business as a trader or dealer in securities;
•the acquisition of control of us in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Canada Act; and
•the acquisition of control of us by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of us, through ownership of our subordinate voting shares and multiple voting shares, remains unchanged.
Other
There is no law, governmental decree or regulation in Canada that restricts the export or import of capital, or that would affect the remittance of dividends (if any) or other payments by us to non-resident holders of our subordinate voting shares and multiple voting shares, other than withholding tax requirements.
E.Taxation
U.S. Federal Income Tax Considerations for U.S. Persons
The following discussion is a general summary of the U.S. federal income tax consequences relating to a U.S. Holder, as defined below, of the ownership and disposition of the subordinate voting shares. This summary does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a particular person’s decision to acquire the Shares. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (Code) and U.S. Treasury regulations promulgated thereunder, as well as judicial and administrative interpretations thereof and the income tax treaty between the United States and Canada (Treaty), in each case as in effect as of the date of this Annual Report. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below, and there can be no assurance that the IRS or U.S. courts will agree with the tax consequences described in this summary. The Company undertakes no obligation to publicly update or otherwise revise this summary whether as a result of new U.S. Treasury regulations, Code sections, judicial and administrative interpretations or otherwise.

This summary applies only to U.S. Holders (as defined below) that hold the subordinate voting shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not address any U.S. federal estate and gift tax, alternative minimum tax or Medicare tax on net investment income consequences, or any U.S. state or local or non-U.S. tax consequences. This summary also does not address the tax considerations that may be relevant to certain types of investors subject to special treatment under U.S. federal income tax laws, such as:
•banks and other financial institutions;
•insurance companies;
•regulated investment companies or real estate investment trusts;
•dealers or traders in securities or currencies that use a mark-to-market method of accounting;
•tax exempt organizations, retirement plans, individual retirement accounts and other tax deferred accounts;
•persons holding the subordinate voting shares as part of a straddle, hedging, conversion or integrated transaction for U.S. federal income tax purposes;
•U.S. expatriates;
•persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
•any entity or arrangement classified as a partnership for U.S. federal income tax purposes or investors therein;
•persons who own or are deemed to own, directly or constructively, 10% or more of the Company’s subordinate voting shares (by vote or value);
•persons holding the subordinate voting shares in connection with a trade or business conducted outside the United States; or
•persons who do not qualify for the benefits of the Treaty.
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
Based on the Company’s income, assets and business activities, including the receipt and application of the proceeds of the issue and sale of the subordinate voting shares, the Company does not believe that it was a PFIC for its 2021 taxable year and the Company expects that it will not be classified as a PFIC for U.S. federal income tax purposes for its current taxable year or in the near future. The determination of PFIC status is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond the Company’s control, including the relative values of the Company’s assets and its subsidiaries, and the amount and type of their income. As a result, there can be no assurance that the Company will not be a PFIC in 2022 or any subsequent year or that the IRS will agree with the Company’s conclusion regarding its PFIC status and would not successfully challenge our position.
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
This summary is based upon the provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly announced in writing by or on behalf of the Minister of Finance (Canada) prior to the date hereof (Proposed Amendments), the Treaty, and an understanding of the current administrative policies and assessing practices of the CRA, published in writing by it prior to the date hereof. This summary assumes the Proposed Amendments will be enacted in the form proposed. However, no assurance can be given that the Proposed Amendments will be enacted in their current form, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law or any changes in the CRA’s administrative policies or assessing practices, whether by legislative, governmental or judicial action or decision, nor does it take into account or anticipate any other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is not applicable to a Non-Resident Holder who reports its “Canadian tax results” in a currency other than Canadian currency; or that has entered or enters into a “derivative forward agreement” with respect to the subordinate voting shares (each as defined in the Tax Act). Any such Non-Resident Holder should consult its own tax advisor with respect to an investment in the subordinate voting shares.This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any prospective purchaser or holder of the subordinate voting shares, and no representations with respect to the income tax consequences to any prospective purchaser or holder are made. Consequently, prospective purchasers or holders of the subordinate voting shares should consult their own tax advisors with respect to their particular circumstances.
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
Generally, the subordinate voting shares will not constitute taxable Canadian property of a Non-Resident Holder at a particular time, unless at any time during the 60-month period that ends at that time more than 50% of the fair market value of the subordinate voting shares was derived directly or indirectly from one or any combination of: real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” (each as defined in the Tax Act), and options in respect of, or interests in (or for civil law rights in), such properties, whether or not such properties exist (FMV Condition). In addition, even if the FMV Condition is satisfied at a particular time, the subordinate voting shares will not constitute taxable Canadian property of a Non-Resident Holder at that time if the subordinate voting shares are listed at that time on a “designated stock exchange”, as defined in the Tax Act (which currently includes the NYSE and the TSX), unless at any time during the 60-month period that ends at that time (a) the Non-Resident Holder; (b) persons with whom the Non-Resident Holder did not deal at arm’s-length for purposes of the Tax Act; (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; or (d) any combination of the persons and partnerships described in (a) through (c), owned 25% or more of the issued shares of any class or series of the shares of the Company. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the subordinate voting shares could be deemed to be taxable Canadian property. A Non-Resident Holder contemplating a disposition of subordinate voting shares that may constitute taxable Canadian property should consult a tax advisor prior to such disposition.
F.Dividends and Paying Agents
Not applicable.
G.Statement by Experts
Not applicable.
H.Documents on Display

We are a “foreign private issuer” as such term is defined in Rule 405 under the Securities Act, and are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we are required to file or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws.
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
I.Subsidiary Information
Not applicable.
ITEM 11   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk
Amounts drawn on our long-term debt facilities expose us to changes in interest rates. Holding other variables constant, including the total amount of outstanding indebtedness, a 25-basis-point increase in interest rates on our variable-rate debt would cause an estimated decrease in net income of approximately $2 million per year based on the amounts outstanding at December 31, 2021, excluding the impact of any hedging activities.
Foreign Currency Risk
Our consolidated financial statements are reported in U.S. dollars but our international operating model exposes us to foreign currency exchange rate changes that could impact the translation of foreign denominated assets and liabilities into U.S. dollars and future earnings and cash flows from transactions denominated in different currencies. The European euro is the foreign currency to which we currently have the largest exposure. The sensitivity analysis of our exposure to foreign currency risk at the reporting date has been determined based upon a hypothetical change taking place at the relevant statement of financial position date. The European euro, Canadian dollar and Philippine peso denominated balances as at the statement of financial position dates have been used in the calculations below.

	Net income			Other comprehensive income			Comprehensive income
Years Ended December 31 (increase (decrease) in millions)	2021	2020	2019	2021	2020	2019	2021	2020	2019
Reasonably possible changes in market risks
10% change in U.S. dollar: CDN$ exchange rate
US$ appreciates	$1	$(2)	$—	$—	$—	$—	$1	$(2)	$—
US$ depreciates	$(1)	$2	$—	$—	$—	$—	$(1)	$2	$—
10% change in US$: Euro exchange rate
US$ appreciates	$—	$—	$—	$(19)	$(10)	$(3)	$(19)	$(10)	$(3)
US$ depreciates	$—	$—	$—	$19	$10	$3	$19	$10	$3
10% change in US$: Peso exchange rate
US$ appreciates	$(1)	$(1)	$—	$—	$—	$—	$(1)	$(1)	$—
US$ depreciates	$1	$1	$—	$—	$—	$—	$1	$1	$—
We therefore face exchange rate risk through fluctuations in relative currency prices, which are unpredictable and costly to hedge. Appreciation of foreign currencies against the United States dollar will increase our cost of doing business and could adversely affect our business, financial condition or financial performance. Our foreign exchange risk management includes the use of swaps to manage the currency risk associated with European euro denominated inflows being used to service the United

States dollar denominated debt, as well as foreign currency forward contracts to fix the exchange rates on short-term Philippine peso denominated transactions and commitments.
ITEM 12   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.Debt Securities
Not applicable.
B.    Warrants and Rights
Not applicable.
C.    Other Securities
Not applicable.
D.    American Depository Shares
Not applicable.

PART II
ITEM 13    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
A - D. Material Modifications to the Rights of Security Holders
None.
E.    Use of Proceeds
Not applicable.
ITEM 15    CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
Our disclosure controls and procedures are designed to provide reasonable assurance of achieving the desired control objectives. Our management recognizes that any control system, no matter how well designed and operated, is based upon certain judgments and assumptions and cannot provide absolute assurance that its objectives will be met. Similarly, an evaluation of controls cannot provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues if any, have been detected.
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2021. Based on such evaluation, management has concluded that our disclosure controls and procedures were not effective as of December 31, 2021 due to material weaknesses in internal control over financial reporting in our recently acquired entities, as described below. Notwithstanding such material weaknesses in internal control over financial reporting, our management concluded that our consolidated financial statements in this Annual Report on Form 20-F present fairly, in all material respects, the Company’s financial position, results of operations and cash flows as of the dates, and for the periods presented, in conformity with IFRS.
Report of TELUS International Management on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) and for the assessment of the effectiveness of our internal control over financial reporting.
Material Weaknesses in Internal Control
Because of the inherent limitations of control systems, internal control over financial reporting, no matter how well designed and operated, may not prevent or detect misstatements. In addition, projections of any evaluation as to the effectiveness of such controls in future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.
Management, with the participation of our Chief Executive Officer and Chief Financial Officer, assessed our internal control over financial reporting based upon the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). As of December 31, 2021, we identified material weaknesses in two components of internal control, as defined by COSO. The Company did not fully design and implement effective controls in response to the risks of material misstatement related to the ongoing integration into our internal control framework of entities acquired by the Company during fiscal year 2020, in particular Lionbridge AI, which was acquired on December 31, 2020, resulting in ineffective control in the financial reporting processes of these recent acquisitions.
Specifically, for these recent acquisitions, the Company did not fully design and implement effective controls, individually or in the aggregate, relating to:

•Deploying control activities through written policies and procedures that establish what is expected and procedures that put policies into action, and
•Communicating information internally, including providing information pursuant to objectives, responsibilities and functions of internal control.
Due to the existence of the above material weaknesses, management, including the Chief Executive Officer and Chief Financial Officer, has concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2021. These material weaknesses create a reasonable possibility that a material misstatement to the consolidated financial statements will not be prevented or detected on a timely basis.
Deloitte LLP, an independent registered public accounting firm, has audited the Company’s financial statements for the fiscal year ended December 31, 2021 and has included its attestation report on management's assessment of the Company’s internal control over financial reporting as of December 31, 2021.
Remediation
Management has implemented and continues to implement remediation measures designed to ensure that the control deficiencies in the newly acquired entities are remediated, such that these controls are designed, implemented, and operating effectively over a sustained period. The remediation actions include:
•Standardizing procedures and internal control through our enterprise resource planning system implementation for the recently acquired entities;
•Continuing to enhance, implement and communicate additional controls and automating manual processes in newly acquired entities, each of which is expected to produce accurate and timely information and increase the efficiency of processing transactions in order to address various operational and compliance needs and reduce our reliance on end‐user spreadsheets;
•Continuing to standardize review procedures and formalize the documentation of reviews through the use of checklists; and
•Continuing to provide ongoing training to appropriate personnel responsible for internal control processes in the newly acquired entities on the documentation requirements under section 404 of the Sarbanes-Oxley Act of 2002.
Management will implement the above remediation actions during the fiscal year ending December 31, 2022. We believe that these actions will remediate the material weaknesses described above. The control deficiency will not be considered remediated, however, until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. In addition, as we implement these remediation efforts, we may determine that additional steps may be necessary to remediate the material weaknesses, or we may identify other material weaknesses or control deficiencies. We cannot provide assurance that these remediation efforts will be successful, that we will not identify new material weaknesses or that our internal control over financial reporting will be effective in accomplishing all control objectives all of the time.
Except for the possible effects of the material weaknesses described above on the achievement of the objectives of the control criteria, the Company has maintained, in all material respects, adequate internal control over financial reporting and such internal control over financial reporting was operating effectively as of December 31, 2021.
Changes in Control over Financial Reporting
Other than those described above, there have been no changes in the Company’s internal control over financial reporting (as defined in Rule 13a‐15(f) and 15d‐15(f) under the Exchange Act) during the quarter and year ended December 31, 2021, that have materially affected, or that are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A    AUDIT COMMITTEE FINANCIAL EXPERT
Our audit committee, which consists exclusively of independent directors within the meaning of NI 52-110 and the NYSE listing requirements, is comprised of Carolyn Slaski and Sandra Stuart and chaired by Olin Anton. Our board of directors has determined that Olin Anton, Carolyn Slaski and Sandra Stuart each meet the independence requirements for directors, including the heightened independence standards for members of the audit committee under Rule 10A-3 under the Exchange Act and NI 52-110. Our board of directors has determined that Olin Anton is “financially literate” within the meaning of NI 52-110 and the NYSE listing requirements and an “audit committee financial expert” as defined by Rule 10A-3 under the Exchange Act. For a description of the education and experience of each member of the audit committee, see “Item 6A—Directors and Senior Management—Our Directors”.
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
The full text of the code of ethics and conduct is posted on our website at www.telusinternational.com and the System for Electronic Document Analysis and Retrieval (SEDAR) profile at www.sedar.com. The information on or accessible through our website is not part of and is not incorporated by reference into this Annual Report, and the inclusion of our website address in this Annual Report is only for reference.
Our audit committee and human resources committee are responsible for reviewing and evaluating the code of ethics and conduct periodically and will recommend any necessary or appropriate changes thereto to our board of directors for consideration. The audit committee and human resources committee will also assist our board of directors with the monitoring of compliance with the code of ethics and conduct.
ITEM 16C    PRINCIPAL ACCOUNTANT FEES AND SERVICES
For the years ended December 31, 2021 and 2020, we incurred the following fees by our external auditors, Deloitte LLP (PCAOB ID No. 01208):

	Year Ended December 31, 2021	Year Ended December 31, 2020
Category of Fees
Audit fees(1)	$2,645,000	$1,980,000
Audit-related fees(2)	1,068,241	1,502,303
Tax fees(3)	294,300	281,155
All other fees(4)	71,255	—
	$4,078,796	$3,763,458
_________________________________________________
(1)“Audit fees” include fees for audit services billed or to be billed in connection with our annual, interim and statutory financial statements and related regulatory filings.
(2)“Audit-related fees” include fees for assurance services related to our initial public offering and attest services for information system.
(3)“Tax fees” include fees related to tax compliance, tax advice and tax planning.
(4)“All other fees” include other fees not included above.

Pre-Approval Policies
Our audit committee assesses and pre-approves all audit and non-audit services provided by our external auditors.
ITEM 16D    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
None.
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
ITEM 16H    MINE SAFETY DISCLOSURE
Not applicable.
PART III
ITEM 17    FINANCIAL STATEMENTS
See “Item 18—Financial Statements.”
ITEM 18    FINANCIAL STATEMENTS
The financial statements filed as part of this Annual Report begin on page F-1.

ITEM 19    EXHIBITS
Exhibit Index

Exhibit No.	Description	Method of filing
1.1	Articles of TELUS International (Cda) Inc.	Incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report furnished to the SEC on Form 6-K on February 5, 2021.

2.1	Specimen Share Certificate	Incorporated by reference to Exhibit 4.1 to the Registrant’s registration statement on Form F-1/A filed with the SEC on January 25, 2021.

2.2	Description of Securities Registered under Section 12 of the Exchange Act	Incorporated by reference to Exhibit 2.2 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2020 filed with the SEC on February 23, 2021.

2.3
Registration Rights Agreement dated February 5, 2021 among TELUS Communications Inc., TELUS International Holding Inc., 1276431 B.C. LTD., 1276433 B.C. LTD., 1276435 B.C. LTD., 1276436 B.C. LTD. RIEL B.V. and TELUS International (Cda) Inc.
Incorporated by reference to Exhibit 99.3 to the Registrant’s Current Report furnished to the SEC on Form 6-K on February 5, 2021.

2.4	Amendment to the TELUS International (Cda) Inc.) Registration Rights Agreement, dated as at June 30, 2021	Incorporated by reference to Registrant's registration statement on Form F-1 filed with the SEC on September 21, 2021.

4.1†	Amended and Restated Master Services Agreement, dated as of January 1, 2021, between TELUS International (Cda) Inc. and TELUS Communications Inc.	Incorporated by reference to Exhibit 10.1 to the Registrant’s registration statement on Form F-1 filed with the SEC on January 8, 2021.

4.2†	Transition and Shared Services Agreement, dated as of January 1, 2021, between TELUS Communications Inc. and TELUS International (Cda) Inc.	Incorporated by reference to Exhibit 10.2 to the Registrant’s registration statement on Form F-1 filed with the SEC on January 8, 2021.

4.3†	Amended and Restated Master Reseller Agreement, dated as of January 1, 2021, between TELUS Communications Inc. and TELUS International (Cda) Inc.	Incorporated by reference to Exhibit 10.3 to the Registrant’s registration statement on Form F-1 filed with the SEC on January 8, 2021.

4.4†
Network Infrastructure Services Agreement, dated as of January 1, 2021, among TELUS Communications Inc., TELUS Communications (U.S.) Inc., TELUS International (Cda) Inc. and TELUS International Holding (U.S.A.) Corp.
Incorporated by reference to Exhibit 10.4 to the Registrant’s registration statement on Form F-1 filed with the SEC on January 8, 2021.

4.5†	Trademark License Agreement, dated as of January 1, 2021, by and between TELUS Corporation and TELUS International (Cda) Inc.	Incorporated by reference to Exhibit 10.5 to the Registrant’s registration statement on Form F-1 filed with the SEC on January 8, 2021.

Exhibit No.	Description	Method of filing
4.6	Collaboration and Financial Reporting Agreement dated February 5, 2021 between TELUS Corporation and TELUS International (Cda) Inc.	Incorporated by reference to Exhibit 99.5 to the Registrant’s Current Report furnished to the SEC on Form 6-K on February 5, 2021.

4.7	Coattail Agreement dated February 5, 2021 among TELUS International (Cda) Inc., TELUS Communications Inc., Riel B.V., and Computershare Trust Company of Canada	Incorporated by reference to Exhibit 99.6 to the Registrant’s Current Report furnished to the SEC on Form 6-K on February 5, 2021.

4.8
Second Amended and Restated Credit Agreement, dated as of December 22, 2020, among TELUS International (Cda) Inc., as borrower, The Bank of Nova Scotia and other financial institutions party thereto, as lenders, and The Bank of Nova Scotia, as administrative agent
Incorporated by reference to Exhibit 10.9 to the Registrant’s registration statement on Form F 1 filed with the SEC on January 8, 2021.

8.1	List of Subsidiaries of TELUS International (Cda) Inc.	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2021.

12.1	Certification of the Principal Executive Officer	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2021.

12.2	Certification of the Principal Financial Officer	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2021.

13.1	Certification of the Principal Executive Officer pursuant to 18 U.S.C. section 1350	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2021.
13.2	Certification of the Principal Financial Officer pursuant to 18 U.S.C. section 1350	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2021.

15.1	Consent of Independent Registered Public Accounting Firm	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2021.

EX-101.INS	XBRL Instance Document	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2021.

EX-101.SCH	XBRL Taxonomy Extension Schema Document	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2021.

EX-101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2021.

EX-101.DEF	XBRL Taxonomy Extension Definition Linkbase Document	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2021.

EX-101.LAB	XBRL Taxonomy Extension Labels Linkbase Document	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2021.

EX-101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2021.
_________________________________________________
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
Dated: February 10, 2022

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of TELUS International (Cda) Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of TELUS International (Cda) Inc. and subsidiaries (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of income and comprehensive income, changes in owners’ equity, and cash flows, for each of the three years in the period ended December 31, 2021 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 10, 2022, expressed an adverse opinion on the Company's internal control over financial reporting because of material weaknesses.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Valuation of Intangible Assets Acquired – Refer to Note 15(c) to the financial statements
Critical Audit Matter Description
On December 31, 2020, the Company completed the business combination of the data annotation business of Lionbridge Technologies, Inc. (“Lionbridge AI”) and recognized the assets acquired and liabilities assumed at their acquisition-date fair values, including intangible assets for customer relationships and a crowdsource asset. During the measurement period in 2021, management finalized the purchase price allocation of the Lionbridge AI business combination. Management used a cost-to-rebuild valuation model to determine the fair value of the crowdsource asset and this required management to make significant assumptions to forecast the approximate time to replace the crowdsourced providers (“time-to-replace assumption”).
While there are many estimates and assumptions that management makes to determine the fair value of the crowdsource asset, the estimate with the highest degree of subjectivity is the time-to-replace assumption. Performing audit procedures to evaluate the time-to-replace assumption required a high degree of auditor judgment and an increased extent of audit effort, including the involvement of fair value specialists.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the time-to-replace assumption used to determine the fair value of the crowdsource asset included the following, among others:
•Evaluated the effectiveness of controls over the determination of the fair value of the crowdsource asset during the measurement period in 2021, including management’s controls over the time-to-replace assumption used in the valuation.
•With the assistance of fair value specialists, performed an independent assessment of the time-to-replace assumption, including recalculating the approximate value of the crowdsource workforce in place and performing a sensitivity analysis to substantiate the value of the lost opportunity.
/s/ Deloitte LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
February 10, 2022
We have served as the Company's auditor since 2016.

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of TELUS International (Cda) Inc.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of TELUS International (Cda) Inc. and subsidiaries (the “Company”) as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weaknesses identified below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position as of December 31, 2021 and 2020, the related consolidated statements of income and other comprehensive income, changes in owner's equity, and cash flows, for the period ended December 31, 2021 of the Company and our report dated February 10, 2022, expressed an unqualified opinion on those financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Material Weaknesses
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment.
The Company did not fully design and implement effective controls in response to the risks of material misstatement related to the ongoing integration into our internal control framework of entities acquired by the Company during Fiscal Year 2020, in particular TELUS International Artificial Intelligence (formerly, Lionbridge AI), which was acquired on December 31, 2020, resulting in ineffective control in the financial reporting processes of these recent acquisitions. Specifically, for these recent acquisitions, the Company did not fully design and implement effective controls, individually or in the aggregate, relating to deploying control activities through written policies and procedures that establish what is expected and procedures that put policies into action, and communicating information internally, including providing information pursuant to objectives, responsibilities and functions of internal control.
These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit the financial statements as of and for the year ended December 31, 2021, of the Company, and this report does not affect our report on such financial statements.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants

Toronto, Canada
February 10, 2022

We have served as the Company's auditor since 2016.

TELUS International (Cda) Inc.
Consolidated Statements of Income and Comprehensive Income

Years Ended December 31 (millions except per share amounts)	Note	2021	2020	2019
REVENUE	4	$2,194	$1,582	$1,020

OPERATING EXPENSES
Salaries and benefits	5	1,222	947	617
Goods and services purchased		432	244	177
Share-based compensation	6	75	29	13
Acquisition, integration and other	7	23	59	7
Depreciation	14	115	99	73
Amortization of intangible assets	15(a)	142	83	19
		2,009	1,461	906

OPERATING INCOME		185	121	114

OTHER (INCOME) EXPENSES
Changes in business combination-related provisions		—	(74)	(14)
Interest expense	8	44	46	36
Foreign exchange gain	8	(1)	(2)	(3)
INCOME BEFORE INCOME TAXES		142	151	95
Income taxes	9	64	48	26
NET INCOME		$78	$103	$69

OTHER COMPREHENSIVE (LOSS) INCOME	10
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	13(h)	40	(50)	—
Exchange differences arising from translation of foreign operations		(95)	124	(3)
		(55)	74	(3)
Item that will not be subsequently reclassified to income
Employee defined benefit plan re-measurements		—	—	(3)
		(55)	74	(6)
COMPREHENSIVE INCOME		$23	$177	$63

EARNINGS PER SHARE	1(a),11
Basic		$0.30	$0.46	$0.36
Diluted		$0.29	$0.46	$0.36

TOTAL WEIGHTED AVERAGE COMMON SHARES OUTSTANDING (millions)	1(a),11
Basic		264	224	190
Diluted		267	226	190
The accompanying notes are an integral part of these consolidated financial statements.

TELUS International (Cda) Inc.
Consolidated Statements of Financial Position

As at December 31 (millions)	Note	2021	2020
ASSETS
Current assets
Cash and cash equivalents		$115	$153
Accounts receivable	12	414	296
Due from affiliated companies	22(a)	53	49
Income and other taxes receivable		6	18
Prepaid expenses		36	23
Current derivative assets	13(g)	3	2
		627	541
Non-current assets
Property, plant and equipment, net	14	405	362
Intangible assets, net	15(a)	1,158	1,323
Goodwill	15(a)	1,380	1,428
Deferred income taxes	9(b)	23	7
Other long-term assets	23(b)	33	34
		2,999	3,154
Total assets		$3,626	$3,695
LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	23(b)	$327	$252
Due to affiliated companies	22(a)	71	31
Income and other taxes payable		67	91
Advance billings and customer deposits		7	8
Current portion of provisions	16	2	17
Current maturities of long-term debt	17	328	92
Current portion of derivative liabilities	13(g)	5	1
		807	492
Non-current liabilities
Provisions	15	10	24
Long-term debt	17	820	1,674
Derivative liabilities	13(g)	17	57
Deferred income taxes	9(b)	305	324
Other long-term liabilities		12	13
		1,164	2,092
Total liabilities		1,971	2,584
Owners’ equity	18	1,655	1,111
Total liabilities and owners’ equity		$3,626	$3,695
Contingent Liabilities	19
The accompanying notes are an integral part of these consolidated financial statements.
On behalf of the Board:

/s/ Josh Blair	/s/ Olin Anton
Josh Blair	Olin Anton
Chair, Board of Directors	Director

TELUS International (Cda) Inc.
Consolidated Statements of Changes in Owners’ Equity

	Note	Number of shares	Share capital	Contributed surplus	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Total
Balance as at January 1, 2019	1(a)	190	$284	$—	$(123)	$21	$182
Net income		—	—	—	69	—	69
Other comprehensive loss		—	—	—	—	(6)	(6)
Balance as at December 31, 2019	1(a)	190	$284	$—	$(54)	$15	$245

Balance as at January 1, 2020	1(a)	190	$284	$—	$(54)	$15	$245
Net income		—	—	—	103	—	103
Other comprehensive income		—	—	—	—	74	74
Excess of fair value of consideration paid over the carrying value of business acquired		—	—	—	(16)	—	(16)
Class A common shares—Issued	1(a)	28	349	—	—	—	349
Class B common shares—Issued	1(a)	17	215	—	—	—	215
Class C common shares—Issued	1(a)	3	51	—	—	—	51
Class E common shares—Issued	1(a)	7	90	—	—	—	90
Balance as at December 31, 2020		245	$989	$—	$33	$89	$1,111

Balance as at January 1, 2021		245	$989	$—	$33	$89	$1,111
Net income		—	—	—	78	—	78
Other comprehensive loss		—	—	—	—	(55)	(55)
Class A to E shares exchanged or redesignated	18	(245)	(994)	—	—	—	(994)
Multiple Voting Shares redesignated from Class A to D shares	18	236	884	—	—	—	884
Subordinate Voting Shares redesignated from Class C to E shares	18	9	110	—	—	—	110
Multiple Voting Shares converted to Subordinate Voting Shares	18	(36)	(132)	—	—	—	(132)
Subordinate Voting Shares converted from Multiple Voting Shares	18	36	132	—	—	—	132
Subordinate Voting Shares issued in public offering	18	21	525	—	—	—	525
Share issuance costs, net of taxes	18	—	(25)	—	—	—	(25)
Withholding taxes on net share settlement of equity awards		—	(2)	—	(4)	—	(6)
Share-based compensation		—	3	24	—	—	27
Balance as at December 31, 2021		266	$1,490	$24	$107	$34	$1,655
The accompanying notes are an integral part of these consolidated financial statements.

TELUS International (Cda) Inc.
Consolidated Statements of Cash Flows

Years Ended December 31 (millions)	Note	2021	2020	2019
OPERATING ACTIVITIES
Net income		$78	$103	$69
Adjustments:
Depreciation and amortization		257	182	92
Interest expense	8	44	46	36
Income taxes	9	64	48	26
Share-based compensation	6	75	29	13
Changes in business combination-related provisions	16	—	(74)	(13)
Change in market value of derivatives and other		—	32	1
Net change in non-cash operating working capital	23(c)	(69)	1	(28)
Share-based compensation payments		(45)	(14)	(11)
Interest paid		(29)	(34)	(15)
Income taxes paid, net		(93)	(56)	(28)
Cash provided by operating activities		282	263	142
INVESTING ACTIVITIES
Cash payments for capital assets	23(c)	(99)	(60)	(53)
Cash payments for acquisitions, net of cash acquired		(11)	(1,742)	—
Payment to acquire non-controlling interest in subsidiary		—	(70)	(51)
Cash used in investing activities		(110)	(1,872)	(104)
FINANCING ACTIVITIES
Shares issued	18	527	656	—
Share issuance costs	18	(34)	—	—
Withholding taxes paid related to net share settlement of equity awards	6	(5)	—	—
Repayment of long-term debt	17,23(d)	(765)	(819)	(96)
Proceeds from long-term debt	17,23(d)	71	1,854	72
Cash (used in) provided by financing activities		(206)	1,691	(24)
Effect of exchange rate changes on cash and cash equivalents		(4)	(9)	—
CASH POSITION
(Decrease) increase in cash and cash equivalents		(38)	73	14
Cash and cash equivalents, beginning of year		153	80	66
Cash and cash equivalents, end of year		$115	$153	$80
The accompanying notes are an integral part of these consolidated financial statements.

TELUS International (Cda) Inc.
Notes to Consolidated Financial Statements

TELUS International (Cda) Inc. (TELUS International) is a leading digital customer experience innovator that designs, builds and delivers next-generation solutions for global and disruptive brands.
TELUS International was incorporated under the Business Corporations Act (British Columbia) on January 2, 2016, and is a subsidiary of TELUS Corporation. TELUS International maintains its registered office at 510 West Georgia Street, Vancouver, British Columbia.
The terms we, us, our or ourselves are used to refer to TELUS International and, where the context of the narrative permits or requires, its subsidiaries.
Additionally, the term TELUS Corporation is a reference to TELUS Corporation, and where the context of the narrative permits or requires, its subsidiaries, excluding TELUS International.
Notes to the consolidated financial statements		Page
General application
1.	Summary of significant accounting policies	F-10
2.	Accounting policy developments	F-17
3.	Capital structure financial policies	F-18
Consolidated results of operations focused
4.	Revenue	F-18
5.	Salaries and benefits	F-18
6.	Share-based compensation	F-19
7.	Acquisition, integration and other	F-22
8.	Interest expense and foreign exchange	F-22
9.	Income taxes	F-23
10.	Other comprehensive income	F-24
11.	Earnings per share	F-25
Consolidated financial position focused
12.	Accounts receivable	F-26
13.	Financial instruments	F-27
14.	Property, plant and equipment	F-33
15.	Intangible assets and goodwill	F-34
16.	Provisions	F-35
17.	Long-term debt	F-36
18.	Share capital	F-37
19.	Contingent liabilities	F-38
Other
20.	Employee future benefits	F-39
21.	Leases	F-39
22.	Related party transactions	F-39
23.	Additional financial information	F-42
24.	Segment reporting	F-44

1.Summary of significant accounting policies
(a)Basis of presentation
Our consolidated financial statements are expressed in United States dollars. The generally accepted accounting principles that we use are International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS-IASB).
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
In connection with our initial public offering (IPO) on February 3, 2021 and related 4.5-for-one share subdivision, we have retrospectively adjusted all per share and number of share amounts presented in these consolidated financial statements (see Note 18).
In our consolidated statements of income and other comprehensive income, we have reclassified share-based compensation expense previously included in employee benefits to share-based compensation. In addition, we have reclassified certain costs previously included in goods and services purchased to acquisition, integration and other, which are costs that primarily relate to costs incurred in connection with business acquisitions. We believe this presentation provides a more useful presentation of the classification of expenses. All amounts presented for comparative periods have been reclassified to conform with current year presentation.
These consolidated financial statements were authorized by our Board of Directors for issue on February 10, 2022.

Accounting policy requiring a more significant choice among policies and/or a more significant application of judgment
Accounting policy	Yes	No
General application
(a) Basis of presentation		X
(b) Consolidation		X
(c) Use of estimates and judgments	X
(d) Financial instruments—recognition and measurement		X
(e) Hedge accounting		X
Results of operations focused
(f) Revenue recognition	X
(g) Depreciation, amortization and impairment	X
(h) Translation of foreign currencies		X
(i) Income and other taxes	X
(j) Share-based compensation	X
(k) Employee future benefit plans		X
Financial position focused
(l) Cash and cash equivalents		X
(m) Property, plant and equipment; intangible assets	X
(n) Lease liabilities		X
(o) Business combinations	X

(b)Consolidation
Our consolidated financial statements include our accounts and the accounts of all of our subsidiaries. Our principal subsidiaries are: TELUS International (U.S.) Corp.; Xavient Digital LLC; CallPoint New Europe EAD; TELUS International Services Limited; TELUS International Philippines Inc.; Voxpro Limited; TELUS International Germany GmbH; and TELUS International AI Inc.
Our financing arrangements and those of our subsidiaries do not impose restrictions on inter-corporate dividends, but external dividends are restricted based upon total net debt to earnings before interest, income taxes, depreciation and amortization (EBITDA) ratios, all as defined by our financing arrangements.
On a continuing basis, we review our corporate organization and effect changes as appropriate so as to enhance the value of TELUS International. This process can, and does, affect which of our subsidiaries are considered principal subsidiaries at any particular point in time.
(c)Use of estimates and judgments
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
Estimates
Examples of the significant estimates and assumptions that we make and their relative significance and degree of difficulty are as follows:
Judgments
Examples of our significant judgments, apart from those involving estimation, include the following:
•Assessments about whether line items are sufficiently material to warrant separate presentation in the primary financial statements and, if not, whether they are sufficiently material to warrant separate presentation in the financial statement notes. In the normal course, we make changes to our assessments regarding presentation materiality so that they reflect current economic conditions. Due consideration is given to the view that it is reasonable to expect differing opinions of what is, and is not, material.
•In respect of revenue-generating transactions, generally we must make judgments that affect the timing of the recognition of revenue as it relates to assessing when we have satisfied our performance obligations to our customers, either at a point in time or over a period of time.
•The preparation of our financial statements in accordance with generally accepted accounting principles requires management to make judgments that affect the financial statement disclosure of information regularly reviewed by our chief operating decision maker used to make resource allocation decisions and to assess performance, as further discussed in Note 24. A significant judgment we make is that our cash flows are sufficiently indistinguishable given our global operating model, resulting in a single operating and reporting segment.
•Determination of the functional currency of each subsidiary involves significant judgment. The determination of functional currency affects the carrying value of non-current assets included in the statement of financial position and, as a consequence, the amortization of those assets, as well as the exchange gains and losses recorded in the consolidated statement of comprehensive income and the consolidated statement of equity.
•The decision to depreciate and amortize any property, plant, equipment and intangible assets that are subject to amortization on a straight-line basis, as we believe that this method reflects the consumption of resources related to the economic lifespan of those assets better than an accelerated method and is more representative of the economic substance of the underlying use of those assets.
•In connection with the annual impairment testing of goodwill, there are instances where we must exercise judgment in the determination of our cash generating unit. A significant judgment that we make is that each geographic area in which we operate is insufficiently distinct, making it impractical to objectively distinguish the cash flows of each region. As such, each region is not an individual cash generating unit.
•In respect of claims and lawsuits, as discussed further in Note 19(b), the determination of whether an item is a contingent liability or whether an outflow of resources is probable and thus needs to be accounted for as a provision.
(d)Financial instruments—recognition and measurement
In respect of the recognition and measurement of financial instruments, we have adopted the following policies:
•Derivatives that are part of an established and documented cash flow hedging relationship are accounted for as held for hedging. We believe that classification as held for hedging results in a better matching of the change in the fair value of the derivative financial instrument with the risk exposure being hedged.
•Derivatives that are not part of a documented cash flow hedging relationship are accounted for as held for trading and thus are measured at fair value through net income.
•Transaction costs, other than in respect of items held for trading, are added to the initial fair value of the acquired financial asset or financial liability. We have selected this method as we believe that it results in a better matching of the transaction costs with the periods in which we benefit from the transaction costs.
(e)Hedge accounting
Hedge accounting
The purpose of hedge accounting, in respect of our designated hedging relationships, is to ensure that counterbalancing gains and losses are recognized in the same periods. We have chosen to apply hedge accounting as we believe that it is more representative of the economic substance of the underlying transactions.
In order to apply hedge accounting, a high correlation (which indicates effectiveness) is required in the offsetting changes in the risk-associated values of the financial instruments (the hedging items) used to establish the designated hedging relationships and all, or a part, of the asset, liability or transaction having an identified risk exposure that we have taken steps to modify (the hedged items). We assess the anticipated effectiveness of designated hedging relationships at inception and their actual effectiveness for each reporting period thereafter. We consider a designated hedging relationship to be effective if the following critical terms match between the hedging item and the hedged item: the notional amount of the hedging item and the principal amount of the hedged item; maturity dates; payment dates; and interest rate index (if, and as, applicable). Any ineffectiveness, such as would result from a difference between the notional amount of the hedging item and the principal amount of the hedged item, or from a previously effective designated hedging relationship becoming ineffective, is reflected in the consolidated statements of income and other comprehensive income as Interest expense if in respect of long-term debt, or as Goods and services purchased if in respect of future purchase commitments.
Hedging assets and liabilities
In the application of hedge accounting, an amount (the hedge value) is recorded in the consolidated statement of financial position in respect of the fair value of the hedging items. The net difference, if any, between the amounts recognized in the determination of net income and the amounts necessary to reflect the fair value of the designated cash flow hedging items recorded in the consolidated statement of financial position is recognized as a component of Other comprehensive income.
In the application of hedge accounting to the finance costs arising from interest paid on our long-term debt, the amount recognized in the determination of net income is the amount that counterbalances the difference between interest calculated at a variable interest rate, and the fixed interest rate as per our credit facility.
(f)Revenue recognition
General
Our solutions involve delivery of multiple services and products that occur at different points in time and/or over different periods of time. These arrangements may contain multiple performance obligations and the transaction price is measured and allocated among the performance obligations based upon their relative stand-alone selling price. Our relevant revenue recognition policies are then applied to the performance obligations.
Multiple contracts with a single customer are normally accounted for as separate arrangements. In instances where multiple contracts are entered into with a customer in a short period of time, the contracts are reviewed as a group to ensure that, as with multiple performance obligation arrangements, their relative stand-alone selling prices are appropriate.
Our revenues are recorded net of any value-added and/or sales taxes billed to the customer concurrent with a revenue-generating transaction. Discounts and rebates are recorded as a reduction to revenue rather than as an expense.
We recognize revenues for each accounting period as services are provided, based on fees earned per-productive hour or per transaction. Fees are invoiced to customers on a regular basis. Advance billings are recorded when a billing occurs prior to provision of the associated services; such advance billings are recognized as revenue in the period in which the services are provided.
(g)Depreciation, Amortization and Impairment
Depreciation and amortization
Property, plant, and equipment, including right-of-use lease assets, are depreciated on a straight-line basis over their estimated useful lives. Depreciation includes amortization of right-of-use lease assets and amortization of leasehold improvements. Leasehold improvements are normally amortized over the lesser of their expected average service life or the term of the lease. Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives, which are reviewed at least annually and adjusted as appropriate.

Estimated useful lives for our property, plant and equipment and right-of-use assets subject to depreciation are as follows:

Estimated useful lives
Computer hardware and network assets	2 to 10 years
Buildings and leasehold improvements	5 to 20 years
Furniture and equipment	3 to 7 years
Right-of-use lease assets	3 to 20 years
Estimated useful lives for our intangible assets subject to amortization are as follows:

Estimated useful lives
Customer contracts and related customer relationships	4 to 15 years
Software	3 to 7 years
Brand	3 years
Standard operating procedures	5 years
Crowdsource assets	8 years
Impairment—general
Impairment testing compares the carrying values of the assets or cash generating units being tested with their recoverable amounts (the recoverable amount being the greater of an asset’s value-in-use or its fair value less costs to sell). Impairment losses are immediately recognized, to the extent that the carrying value of an asset exceeds its recoverable amount. Should the recoverable amounts for impaired assets subsequently increase, the impairment losses previously recognized (other than in respect of goodwill) may be reversed to the extent that the reversal is not a result of “unwinding the discount” and that the resulting carrying values do not exceed the carrying values that would have been the result if no impairment losses had been previously recognized.
Impairment—property, plant and equipment; intangible assets subject to amortization
In our assessment of estimated useful lives of assets, we consider such items as the timing of technological obsolescence, competitive pressures and future infrastructure utilization plans. These considerations could indicate that the carrying value of an asset may not be recoverable. If the carrying value of an asset were not considered recoverable, an impairment loss is recorded.
Impairment—goodwill
We assess the carrying value of goodwill each period for indicators of impairment, and an impairment test is performed when an indicator exists. At a minimum, goodwill is tested annually for impairment on October 1.
We assess our goodwill by comparing the recoverable amount of our business to its carrying value. To the extent that the carrying value exceeds its recoverable amount, the excess amount is recorded as an impairment charge in the period.
(h)Translation of foreign currencies
Trade transactions completed in foreign currencies are translated into United States dollars at the rates of exchange prevailing at the time of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into United States dollars at the rate of exchange in effect at the statement of financial position date, with any resulting gain or loss recorded to Foreign exchange in the consolidated statement of income and other comprehensive income.
We have foreign subsidiaries that do not have the United States dollar as their functional currency. Foreign exchange gains and losses arising from the translation of these foreign subsidiaries’ accounts into United States dollars are reported as a component of other comprehensive income.

(i)Income and other taxes
We follow the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Deferred income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities, and also for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized. The amounts recognized in respect of deferred income tax assets and liabilities are based upon the expected timing of the reversal of temporary differences or usage of tax losses and application of the substantively enacted tax rates at the time of reversal or usage.
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
(j)Share-based compensation
General
Share-based compensation awards issued to certain of our employees include phantom and equity restricted share units, and phantom and equity share options. We recognize a share-based compensation expense in respect of these plans based on the fair value of the awards. Generally, the compensation expense of the award is recognized on a straight-line basis over the vesting of the award subject to continued service with us through the vesting date. A compensation expense is recognized for awards containing performance conditions only to the extent that it is probable that those performance conditions will be met and based on the expected achievement factor. Adjustments are made to reflect expected and actual forfeitures during the vesting period due to failure to satisfy service conditions or performance conditions against the original compensation expense recognized.
Subsequent to our IPO (see Note 18), we have two classes of shares outstanding: multiple voting shares and subordinate voting shares. Shares issued for equity-settled awards are subordinate voting shares.
Restricted share units
Restricted share units are accounted for as equity instruments if they will be equity-settled, or liability instruments if they will be cash-settled.
For equity-accounted awards, we recognize and measure compensation expense based on the grant date fair value, which is determined to be equal to the market price of one TELUS International subordinate voting share or TELUS Corporation common share. Fair value is not subsequently re-measured unless the conditions on which the award was granted are modified. For liability-accounted awards, we accrue a liability equal to the product of the number of vesting restricted share units multiplied by the market price of one TELUS International subordinate voting share at the end of the reporting period. A mark-to-market adjustment is recorded each period based on changes in the market price of shares.
Share option awards
Share option awards are accounted for as equity instruments if they will be equity-settled, or liability instruments if they are cash-settled.
For equity-accounted awards, we recognize and measure compensation expense based on the grant date fair value, which is determined using the Black-Scholes option pricing model. Fair value is not subsequently re-measured unless the conditions on which the award was granted are modified. Proceeds arising from the exercise of equity-accounted share option awards are recognized as an increase to share capital, as are the recognized grant-date fair values of the exercised share option awards. For liability-accounted awards, we recognize and measure compensation expense based on the fair value of the award at the end of each reporting period, which is determined using the Black-Scholes option pricing model.
The Black-Scholes option pricing model requires the input of certain assumptions, some of which are highly subjective, including the expected volatility of the price of our common shares, the expected term of the option and the expected dividend yield of our shares. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our share-based compensation expense could be materially different in future periods.
(k)Employee future benefit plans
The Company records annual amounts relating to its defined benefit plan based on calculations that incorporate various actuarial and other assumptions, including discount rates, mortality, compensation increase and turnover rates. When the defined benefit plan’s key assumptions fluctuate relative to their immediately preceding year-end values, such actuarial gains or losses are recognized in other comprehensive income.
We participate in defined benefit pension plans that share risks between TELUS Corporation and its subsidiaries as well as unfunded, non-contributory retirement plans of TELUS International and its subsidiaries. TELUS Corporation’s policy is to charge us our participant-based net defined benefit pension cost, as measured in accordance with IAS 19, Employee Benefits, which are actuarially determined using the accrued benefit method pro-rated on service and management’s best estimates of salary escalation and the retirement ages of employees. In the determination of net income, net interest for each plan, which is the product of the plan’s surplus (deficit) multiplied by the discount rate, is included as a component of Interest expense.
Contributions to defined contribution plans are charged to the consolidated statements of income in the period in which services are rendered by the covered employees.
(l)Cash and cash equivalents
Cash and cash equivalents includes short-term investments in money market funds and other highly liquid, low-risk instruments with maturities of less than three months. Cash and cash equivalents are presented net of outstanding items, including cheques written but not cleared by the related banks as at the statement of financial position date.
(m)Property, plant and equipment; intangible assets
Property, plant and equipment (excluding right-of-use assets) are recorded at historical cost. Self-constructed property, plant and equipment assets includes materials, direct labour and applicable overhead costs. Right-of-use assets, which are included in property, plant and equipment, are initially measured at cost, which includes the amount of lease liabilities recognized at the inception of the lease, initial direct costs incurred, and lease payments made at or before the lease commencement date less any lease incentives received. Subsequent to the initial recognition, right-of-use assets may be adjusted for any re-measurement of the corresponding lease liabilities.
Intangible assets are recorded at historical cost. For internally-developed internal-use software, the historical cost recorded includes materials, direct labour and direct labour-related costs.
(n)Lease liabilities
Lease liabilities are initially measured at the present value of lease payments to be made over the expected lease term. Lease payments include fixed payments, less any lease incentives or discounts. The expected lease term is the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, considering all relevant factors and terms of the lease arrangement. In calculating the present value of lease payments, we use the interest rate implicit in the lease, if that rate can be readily determined, otherwise we use our incremental borrowing rate based on a similar security, term and economic environment.
Subsequent to the initial recognition, we monitor for significant events or changes in circumstances that would require a change in the expected lease term, including a modification to the lease, and adjust the lease liability accordingly based on the change in present value of lease payments.

(o)Business combinations
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
2.Accounting policy developments
(a)Initial application of standards, interpretations and amendments to standards and interpretations
In August 2020, the International Accounting Standards Board issued Interest Rate Benchmark Reform—Phase 2, which amends IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement, IFRS 7 Financial Instruments: Disclosures, IFRS 4 Insurance Contracts and IFRS 16 Leases. The amendments are effective for periods beginning on or after January 1, 2021. Interest rate benchmarks such as interbank offer rates (IBORs) play an important role in global financial markets as they index a wide variety of financial products, including derivative financial instruments. Market developments have impacted the reliability of some existing benchmarks and, in this context, the Financial Stability Board has published a report setting out recommendations to reform such benchmarks. The Interest Rate Benchmark Reform—Phase 2 amendments focus on the effects of the interest rate benchmark reform on a company’s financial statements that arise when an interest rate benchmark used to calculate interest is replaced with an alternative benchmark rate; most significantly, there will be no requirement to derecognize or adjust the amount of financial instruments for changes required by the reform, but will instead update the effective interest rate to reflect the change to the alternative benchmark rate. The effects of these amendments on our financial performance and disclosure will be dependent upon the facts and circumstances of future changes in the derivative financial instruments we use, if any, and any future changes in interest rate benchmarks, if any, referenced by such derivative financial instruments we use.
(b)Standards, interpretations and amendments to standards not yet effective and not yet applied
In February 2021, the International Accounting Standards Board issued narrow-scope amendments to IAS 1, Presentation of Financial Statements, IFRS Practice Statement 2, Making Materiality Judgements and IAS 8, Accounting Polices, Changes in Accounting Estimates and Errors. The amendments are effective for annual periods beginning on or after January 1, 2023, although earlier application is permitted. The amendments will require the disclosure of material accounting policy information rather than disclosing significant accounting policies and clarifies how to distinguish changes in accounting policies from changes in accounting estimates. We are currently assessing the impacts of the amended standards, but do not expect that our financial disclosure will be materially affected by the application of the amendments.
In May 2021, the International Accounting Standards Board issued targeted amendments to IAS 12, Income Taxes. The amendments are effective for annual periods beginning on or after January 1, 2023, although earlier application is permitted. With a view to reducing diversity in reporting, the amendments will clarify that companies are required to recognize deferred taxes on transactions where both assets and liabilities are recognized, such as with leases and asset retirement (decommissioning) obligations. Based upon our current facts and circumstances, we do not expect our financial performance or disclosure to be materially affected by the application of the amended standard.

3.Capital structure financial policies
Our objective when managing capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk levels.
In the management of capital and in its definition, we include owners’ equity (excluding accumulated other comprehensive income), long-term debt (including long-term credit facilities and any hedging assets or liabilities associated with long-term debt items, net of amounts recognized in accumulated other comprehensive income and excluding lease liabilities) and cash and cash equivalents. We manage capital by monitoring the financial covenants in our credit facility (Note 17).
We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our business. In order to maintain or adjust our capital structure, we may issue new shares, issue new debt with different terms or characteristics, which may be used to replace existing debt, or pay down our debt balance with cash flows from operations.
On February 3, 2021, we completed our IPO and issued 20,997,375 subordinate voting shares at $25.00 per share. Net cash proceeds were used to repay a portion of outstanding borrowings under our credit agreement (see Notes 17 and 18).
4.Revenue
We earn revenue pursuant to contracts with our clients, who operate in various industry verticals. The following table presents our earned revenue disaggregation by industry vertical for the following periods:

Years Ended December 31 (millions)	2021	2020	2019
Tech and Games	$999	$617	$321
Communications and Media	537	481	390
eCommerce and FinTech	259	171	108
Travel and Hospitality	62	54	40
Healthcare	47	36	43
Other	290	223	118
	$2,194	$1,582	$1,020
We serve our clients, who are primarily domiciled in North America, from multiple delivery locations across four geographic regions. In addition, our TIAI Data Solutions business has clients that are largely supported by crowdsourced contractors that are globally dispersed and not limited to the physical locations of our delivery centers. The following table presents our earned revenue disaggregated by geographic region, based on location of our delivery center or where service was provided, for the following periods:

Years Ended December 31 (millions)	2021	2020	2019
Europe	$921	$636	$221
North America	502	346	261
Asia-Pacific	455	337	329
Central America	316	263	209
	$2,194	$1,582	$1,020
5.Salaries and benefits

Years Ended December 31 (millions)	Note	2021	2020	2019
Wages and salaries		$1,133	$879	$566
Benefits		82	65	49
Pensions—defined contribution	20	7	3	2
		$1,222	$947	$617

6.Share-based compensation
(a)Restricted share unit plan
Restricted share units
We have various restricted share unit award types, including equity-accounted restricted share units (RSUs) and performance restricted share units (PSUs), and liability-accounted restricted share units (Phantom RSUs) and performance restricted share units (Phantom PSUs). All restricted share units are nominally equal in value to one TELUS International subordinate voting share, and liability-accounted restricted share units are settled in cash. All restricted share units granted in the year ended December 31, 2021 were equity-accounted RSUs, whereas all restricted share units granted prior to December 31, 2020 were liability-accounted Phantom RSUs or Phantom PSUs. The following table presents a summary of the activity related to our restricted share units:

	US$ denominated			Canadian $ denominated
	Number of units		Weighted average grant-date fair value	Number of units		Weighted average grant-date fair value
	Non-vested	Vested		Non-vested	Vested
Outstanding, January 1, 2019	2,456,315	—	$5.69	—	145,345	$4.75
Granted	891,863	—	7.27	—	—	—
Vested	(1,162,723)	1,162,723	5.07	—	—	—
Exercised	—	(1,162,723)	5.07	—	(145,345)	4.75
Forfeited	(83,722)	—	5.95	—	—	—
Outstanding, December 31, 2019	2,101,733	—	6.70	—	—	—
Granted	357,966	—	11.11	—	—	—
Vested	(982,395)	982,395	6.51	—	—	—
Exercised	—	(982,395)	6.51	—	—	—
Forfeited	(93,662)	—	7.12	—	—	—
Outstanding, December 31, 2020	1,383,642	—	7.94	—	—	—
Granted(1)	1,383,983	—	27.26	—	—	—
Vested	(805,429)	805,429	7.29	—	—	—
Exercised(2)	—	(805,429)	7.29	—	—	—
Forfeited	(111,389)	—	20.16	—	—	—
Outstanding, December 31, 2021	1,850,807	—	$21.94	—	—	$—
_________________________________________________
(1)Comprised of 1,191,919 RSUs and 192,064 PSUs, respectively.
(2)During the year ended December 31, 2021, 32,244 RSUs were exercised and settled with subordinate voting shares issued from treasury, and 773,185 Phantom RSUs and Phantom PSUs were exercised and cash-settled for $26 million based on a weighted average share price on the dates of exercises of $33.24.
During the year ended December 31, 2021, RSUs granted were equity-settled awards and generally vest in four equal annual instalments. PSUs granted vest in three years and are subject to TELUS International revenue and earnings per share performance growth targets. These RSUs and PSUs are eligible for dividend reinvestment units, if declared and paid by TELUS International, as such the fair value was determined to be equal to the market price of a subordinate voting share of TELUS International on the date of grant.
On July 2, 2021, we acquired Playment, a Bangalore, India-based leader in computer vision tools and services specialized in 2D and 3D image, video and LiDAR (light detection and ranging). Subsequent to this acquisition, we granted 32,244 RSUs in the third quarter of 2021 to key employees, which vested and exercised immediately. In addition, we granted to certain employees of Playment, who will continue on as our employees: a) retention RSUs, which provide for the issuance of subordinate voting shares with a fixed value that will vest between 2022 and 2023, subject to their continued employment through these dates, and b) PSUs, which provide for the issuance of subordinate voting shares with a variable value that will vest in 2023, subject to and based on the achievement of revenue performance targets of Playment and continued employment. The number of shares issuable for these awards are variable and determined on each vesting date based on the volume-weighted average price per subordinate voting share prior to the issuance date and the achievement factor, as applicable, and are excluded from the table above.
As at December 31, 2021, the outstanding restricted share units were comprised of 1,083,542 RSUs, 192,064 PSUs, 285,386 Phantom RSUs, and 289,815 Phantom PSUs, and the carrying amount for the liability-accounted awards was
$22 million (December 31, 2020 - $25 million).
Phantom TELUS Corporation restricted share units (Phantom TELUS Corporation RSU)
Each Phantom TELUS Corporation RSU is nominally equal in value to one TELUS Corporation common share and is nominally entitled to the dividends that would arise thereon if it were an issued and outstanding TELUS Corporation common share. The notional dividends are recorded as additional issuances of restricted share units during the vesting period of the restricted share unit. Due to the notional dividend mechanism, the grant-date fair value of restricted share units equals the fair market value of the corresponding TELUS Corporation common shares at the grant date. The restricted share units generally become payable when vesting is completed and typically vest over a period of 30 months (the requisite service period). These restricted share units generally have a variable payout (0%-150%) depending upon our financial performance and non-market quality-of-service performance conditions. The grant-date fair value of our restricted share units affected by the financial performance and non-market quality-of-service performance conditions equals the fair market value of the corresponding TELUS Corporation common shares at the grant date. The Phantom TELUS Corporation RSUs are historic grants made to certain employees, and no new awards are expected to be made.

	2021			2020			2019
	Phantom TELUS Corporation restricted share units			Phantom TELUS Corporation restricted share units			Phantom TELUS Corporation restricted share units
Years Ended December 31 Canadian $ denominated	Non-vested	Vested	Weighted average grant-date fair value	Non-vested	Vested	Weighted average grant-date fair value	Non-vested	Vested	Weighted average grant-date fair value
Outstanding, beginning of year	156,749	—	$24.17	253,622	—	$23.78	263,128	—	$16.45
Granted(1)	24,757	—	27.58	13,217	—	24.97	94,342	—	21.38
Vested	(85,154)	85,154	23.96	(113,737)	113,737	25.49	(113,062)	113,062	21.25
Dividends	5,023	1,591	27.43	10,156	—	15.42	9,214	—	26.99
Exercised(2)	—	(86,745)	25.22	—	(113,737)	25.49	—	(113,062)	21.25
Forfeited	(23,364)	—	24.72	(6,509)	—	23.59	—	—	—
Outstanding, end of year	78,011	—	$24.20	156,749	—	$24.17	253,622	—	$23.78
(1)Awards granted during the year ended December 31, 2021 were due to exceeding performance targets on vested units.
(2)During the year ended December 31, 2021, Phantom TELUS Corporation RSUs exercised were cash-settled for $2 million, reflecting the share price on the date of exercise of C$27.58.
(b)Share option awards
We have equity-accounted share option awards (Share Options), and liability-accounted share option awards (Phantom Share Options). Share Options grant the right to the employee recipient to purchase and receive a subordinate voting share of TELUS International for a pre-determined exercise price. Phantom Share Options grant the right to the employee recipient to receive cash equal to the intrinsic value of the share option award, determined as the difference between the market price of a subordinate voting share of TELUS International and the exercise price. Share option awards are generally exercisable for a period of ten years from the time of grant.

During the year ended December 31, 2021, Share Options granted generally vested annually over a four-year period, in four equal instalments (graded-vesting method), and expire in ten-years. Share Options granted prior to December 31, 2020 generally vested after the requisite service period of three-years was completed (cliff-vesting method), however were not exercisable prior to the completion of an initial public offering, which occurred on February 3, 2021. All Share Options are valued using the Black-Scholes valuation model on the date of grant, and is not revalued subsequently unless a modification has occurred.
Phantom Share Options generally vest over 30 months and are liability-accounted, which requires a periodic mark-to-market adjustment to revalue the liability to reflect the fair value of the awards. Fair value of the awards is determined using the Black-Scholes valuation model, adjusted for the number of awards that have vested to date and the expected variable payout (0%-100%) depending upon our financial performance and non-market quality-of-service performance conditions. No Phantom Share Options were granted during the year ended December 31, 2021.
In using the Black-Scholes valuation model, the following inputs are used: risk-free interest rate is based on a Government of Canada yield curve that is current at the time of grant; expected lives of the share option awards are based on management’s best estimate of the time to option expiration based on historical trends and other factors; expected volatility considers the historical volatility in the observable prices of our own and our comparable peers; dividend yield is the expected dividend yield for a subordinate voting share of TELUS International.
The following table presents a summary of the activity related to our share option awards.

	US $ denominated			Canadian $ denominated
	Number of share option units			Number of share option units
	Non-vested	Vested	Weighted average exercise price	Non-vested	Vested	Weighted average exercise price
Outstanding, January 1, 2019	3,864,307	—	$6.63	—	242,244	$4.75
Granted	612,351	—	8.46	—	—	—
Outstanding, December 31, 2019	4,476,658	—	6.91	—	242,244	4.75
Vested	(3,822,025)	3,822,025	6.21	—	—	—
Exercised	—	(554,602)	6.21	—	—	—
Outstanding, December 31, 2020	654,633	3,267,423	6.94	—	242,244	4.75
Granted	579,949	—	25.00	—	—	—
Vested	(150,397)	150,397	5.78	—	—	—
Exercised[1]	—	(1,321,238)	5.74	—	(242,244)	4.75
Outstanding, December 31, 2021(2)	1,084,185	2,096,582	$10.74	—	—	$—
Exercisable, December 31, 2021	—	2,096,582	$7.45	—	—	$—
(1)During the year ended December 31, 2021, 715,884 Share Options were exercised and settled, net of withholding tax obligations, for 382,367 shares issued from treasury, and 847,598 Phantom Share Options were exercised and cash-settled for $17 million and an additional $5 million that was accrued and payable in January 2022, reflecting the intrinsic value at the date of settlement and a weighted average share price on the dates of exercises of $31.23.
(2)For options outstanding at the end of the period, the exercise prices ranged from $4.87 to $8.95 for 2,600,818 options with a weighted-average remaining contractual life of 5.6 years, and $25.00 for 579,949 options with a weighted-average remaining expected life of 9.2 years.

The weighted average fair value of Share Options granted during the twelve-month period ended December 31, 2021, and the weighted average assumptions used in the fair value estimation at the time of grant, calculated by using the Black-Scholes model, are as follows:

Year Ended December 31	2021
Share option award fair value (per share option)	$5.34
Risk free interest rate	0.73%
Expected lives (years)	6.5
Expected volatility	19.30%
Dividend yield	—
7.Acquisition, integration and other
We incur charges that relate to our business acquisitions, including transaction costs and integration activities, which could vary from year to year depending on the volume, nature and complexity of the transactions completed in each fiscal year.
We also, from time to time, incur costs associated with streamlining our operations, including ongoing and incremental efficiency initiatives, which may include personnel-related costs and rationalization of real estate. Other costs may also include external costs that are unusual in their nature or significance, such as incremental costs incurred in connection with the COVID-19 pandemic, adverse litigation judgments or regulatory decisions, and other costs that do not contribute normally to the earning of revenues.

Years Ended December 31 (millions)	2021	2020	2019
Acquisition and integration costs	$11	$44	$1
Other	12	15	6
	$23	$59	$7
8.Interest expense and foreign exchange

Years Ended December 31 (millions)	2021	2020	2019
Interest expense
Interest on long-term debt, excluding lease liabilities	$24	$26	$14
Interest on lease liabilities	14	14	13
Amortization of financing fees and other	6	4	1
Interest on provisions	—	2	8
	$44	$46	$36
Foreign exchange
Derivatives used to manage currency risks	$—	$(1)	$(1)
Foreign exchange gain	(1)	(1)	(2)
	$(1)	$(2)	$(3)

9.Income taxes
(a)Expense composition and rate reconciliation

Years Ended December 31 (millions)	2021	2020	2019
Current income tax expense
For current reporting year	$82	$58	$26
Adjustments recognized in the current period for income tax of prior periods	1	(10)	2
	83	48	28
Deferred income tax expense (recovery)
Arising from the origination and reversal of temporary differences	(15)	(3)	3
Adjustments recognized in the current period for income tax of prior periods	(4)	3	(5)
	(19)	—	(2)
	$64	$48	$26
Our income tax expense and effective income tax rate differs from that calculated by applying the applicable statutory rates for the following reasons:

Years Ended December 31 (millions)	2021		2020		2019
Income taxes computed at applicable statutory rates	$32	22.6%	$37	24.2%	$27	28.2%
Non-tax deductible items	16		10		2
Withholding and other taxes	18		8		7
Foreign tax differential	(3)		(2)		(8)
Adjustments recognized in the current period for income tax of prior periods	(3)		(7)		(3)
Losses not recognized	6		3		2
Other	(2)		(1)		(1)
Income tax expense per consolidated statements of income and other comprehensive income	$64	45.1%	$48	31.6%	$26	27.3%

(b)Temporary differences
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
Temporary differences comprising the net deferred income tax asset and the amounts of deferred income taxes recognized in the consolidated statement of income and other comprehensive income and the consolidated statement of changes in owners’ equity are estimated as follows:

(millions)	Property, plant and equipment and intangible assets subject to amortization	Net pension and share- based compensation amounts	Debt and equity issue costs	Provisions and other	Non-capital loss carried forward	Leases	Net deferred income tax asset (liability)
As at January 1, 2020	$(42)	$3	$—	$38	3	1	$3
Acquired during the year and other	(346)	—	—	10	14	1	(321)
Deferred income tax (expense) recovery recognized in:
Net income	32	3	(1)	(34)	—	—	—
Other comprehensive income	—	—	—	1	—	—	1
As at December 31, 2020	$(356)	$6	$(1)	$15	$17	$2	$(317)
Acquired during the year and other	(3)	—	—	—	—	—	(3)
Deferred income tax (expense) recovery recognized in:							—
Net income	32	(3)	—	(9)	(2)	1	19
Other comprehensive income	—	—	—	(1)	—	—	(1)
Foreign currency translation	11	—	—	—	—	—	11
Share capital	—	—	9	—	—	—	9
Other	—	1	—	(1)	—	—	—
As at December 31, 2021	$(316)	$4	$8	$4	$15	$3	$(282)
Presented on the consolidated statement of financial position as:
Deferred income tax asset							$7
Deferred income tax liability							(324)
As at December 31, 2020							$(317)
Deferred income tax asset							$23
Deferred income tax liability							(305)
As at December 31, 2021							$(282)
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
(c)Other
As at December 31, 2021, the Company has cumulative tax losses of $30 million for which no deferred tax asset is recognized (2020 - $15 million). Of this amount, $3 million can be carried forward indefinitely, $21 million has a 20-year carryforward period, and $6 million has a five-year carryforward period. During the year ended December 31, 2021, we recognized the benefit of $4 million (2020 - $6 million) of non-capital losses. As at December 31, 2021, the Company has a deferred tax asset of $6 million which is dependent on future earnings of the Company as management considers it probable that taxable profits would be available against which such losses can be used.

10.Other comprehensive income

	Items that may subsequently be reclassified to income		Item never reclassified to income
(millions)	Change in unrealized fair value of derivatives	Cumulative foreign currency translation adjustment	Employee defined benefit plan re- measurements	Accumulated other comprehensive income
Accumulated balance as at January 1, 2019	$(1)	$22	$—	$21
Other comprehensive income (loss)
Amount arising	—	(3)	(3)	(6)
Net	—	(3)	(3)	(6)
Accumulated balance as at December 31, 2019	$(1)	$19	$(3)	$15
Other comprehensive income (loss)
Amount arising	(51)	124	—	73
Income taxes	1	—	—	1
Net	(50)	124	—	74
Accumulated balance as at December 31, 2020	$(51)	$143	$(3)	$89
Other comprehensive income (loss)
Amount arising	41	(95)	—	(54)
Income taxes	(1)	—	—	(1)
Net	$40	$(95)	$—	$(55)
Accumulated balance as at December 31, 2021	$(11)	$48	$(3)	$34
11.Earnings per share
(a)Basic earnings per share
Basic earnings per share is calculated by dividing net income by the total weighted average number of equity shares outstanding during the year.

Years Ended December 31 (millions except earnings per share)	2021	2020	2019
Net income	$78	$103	$69
Weighted average number of equity shares outstanding	264	224	190
Basic earnings per share	$0.30	$0.46	$0.36
(b)Diluted earnings per share
Diluted earnings per share is calculated to give effect to the potential dilutive effect that could occur if additional equity shares were assumed to be issued under securities or instruments that may entitle their holders to obtain equity shares in the future, such as share option awards and share-settled restricted share units. The number of additional shares for inclusion in the diluted earnings per share calculation was determined using the treasury stock method.

Years Ended December 31 (millions except earnings per share)	2021	2020	2019
Net income	$78	$103	$69
Weighted average number of equity shares outstanding	264	224	190
Dilutive effect of share-based compensation	3	2	—
Weighted average number of diluted equity shares outstanding	267	226	190
Diluted earnings per share	$0.29	$0.46	$0.36
For the years ended December 31, 2021, 2020 and 2019, there were no anti-dilutive awards that were excluded from the calculation of diluted earnings per share.
12.Accounts receivable
(a)Accounts receivable

As at (millions)	2021	2020
Accounts receivable – billed	$213	$163
Accounts receivable – unbilled	175	125
Other receivables	28	13
	416	301
Allowance for doubtful accounts	(2)	(5)
Total	$414	$296
The following table presents an analysis of the age of customer accounts receivable. Any late payment charges are levied at a negotiated rate on outstanding non-current customer account balances.

As at (millions)	2021	2020
Customer accounts receivable – billed, net of allowance for doubtful accounts
Less than 30 days past billing date	$162	$121
30-60 days past billing date	39	28
61-90 days past billing date	3	7
More than 90 days past billing date	7	2
	211	158
Accounts receivable – unbilled	175	125
Other receivables	28	13
Total	$414	$296
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
The following table presents a summary of the activity related to our allowance for doubtful accounts:

Years Ended December 31 (millions)	2021	2020
Balance, beginning of period	$5	$2
Additions	—	7
Write-off or recovery	(3)	(4)
Balance, end of period	$2	$5

13.Financial instruments and management of financial risks
(a)Risks—overview
Our financial instruments, and the nature of certain risks to which they may be subject, are as set out in the following table.

Risks
Market risks
Financial instrument	Accounting classification	Credit	Liquidity	Currency	Interest rate	Other price
Measured at amortized cost
Accounts receivable	AC(1)	X		X
Due from/to affiliated companies	AC(1)	X		X
Accounts payable and accrued liabilities	AC(1)		X	X
Provisions	AC(1)		X	X		X
Long-term debt	AC(1)		X		X
Measured at fair value
Cash and cash equivalents	FVTPL(2)	X		X	X
Foreign exchange derivatives(3)	FVTPL/FVOCI(2)	X	X	X
Interest rate derivatives(3)	FVTPL/FVOCI(3)	X	X	X	X
(1)For accounting recognition and measurement purposes, classified as amortized cost (AC).
(2)For accounting recognition and measurement purposes, classified as fair value through net income (FVTPL). Unrealized changes in the fair values of financial instruments are included in net income unless the instrument is part of a cash flow hedging relationship. The effective portion of unrealized changes in the fair values of financial instruments held for hedging are included in other comprehensive income (FVOCI).
(3)Use of derivative financial instruments is subject to a policy which requires that no derivative transaction is to be entered into for the purpose of establishing a speculative or leveraged position (the corollary being that all derivative transactions are to be entered into for risk management purposes only) and sets criteria for the credit worthiness of the transaction counterparties.
(b)Credit risk
Excluding credit risk, if any, arising from interest rate swaps and currency swaps settled on a gross basis, the best representation of our maximum exposure (excluding income tax effects) to credit risk, which is a worst-case scenario and does not reflect results we expect, is as set out in the following table:

As at December 31 (millions)	2021	2020
Cash and cash equivalents	$115	$153
Accounts receivable	414	296
Due from affiliated companies	53	49
Derivative assets	3	2
	$585	$500
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

Accounts receivable
Credit risk associated with accounts receivable is managed through a program of credit evaluations of customers and limiting the amount of credit extended when deemed necessary. See Note 12 for additional details of our accounts receivable balances.
Derivative assets (and derivative liabilities)
Counterparties to our foreign exchange derivatives are major financial institutions that have been accorded investment grade ratings by a primary credit rating agency. The total dollar amount of credit exposure under contracts with any one financial institution is limited and counterparties’ credit ratings are monitored. We do not give or receive collateral on swap agreements and hedging items due to our credit rating and those of our counterparties. While we are exposed to the risk of potential credit losses due to the possible non-performance of our counterparties, we consider this risk remote. Our derivative liabilities do not have credit risk-related contingent features.
(c)Liquidity risk
We manage liquidity risk by:
•maintaining a syndicated bank credit facility (Note 17(b));
•continuously monitoring forecast and actual cash flows; and
•managing maturity profiles of financial assets and financial liabilities.
Our debt maturities in future years are as disclosed in Note 17(d).
We closely match the contractual maturities of our derivative financial liabilities with those of the risk exposures they are being used to manage.
The expected maturities of our undiscounted financial liabilities do not differ significantly from the contractual maturities, other than as noted below. The contractual maturities of our undiscounted financial liabilities as at December 31, 2021, including interest thereon (where applicable), are as set out in the following tables:

	Non-derivative				Derivative
			Composite long-term debt		Currency swap agreement amounts to be exchanged
Year (millions)	Non- interest bearing financial liabilities	Due to affiliated companies (Note 22(a))	Long-term debt, excluding leases(1) (Note 17)	Leases	(Receive)	Pay	Interest rate swap agreement	Total
2022	$329	$71	$292	$61	$(27)	$24	$2	$752
2023	22	—	42	57	(30)	24	—	115
2024	—	—	41	39	(30)	24	—	74
2025	—	—	607	29	(321)	333	—	648
2026	—	—	—	26	—	—	—	26
Thereafter	—	—	—	44	—	—	—	44
Total	$351	$71	$982	$256	$(408)	$405	$2	$1,659

(1)Future cash outflows in respect of associated interest and carrying costs for amounts drawn under our credit facilities (if any) have been calculated based upon the rates in effect at December 31, 2021.

(d)Currency risk
Our primary operating currency is the United States dollar. The euro, Philippine peso and the Canadian dollar are the foreign currencies to which we currently have the largest exposure.
Our foreign exchange risk management includes the use of foreign currency forward contracts to fix the exchange rates on short-term Philippine peso and Indian rupee-denominated transactions and commitments, as well as swaps which are used to manage the currency risk associated with European euro denominated inflows being used against United States dollar denominated debt.
(e)Interest rate risk
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
Amounts drawn on our long-term credit facility will be affected by changes in market interest rates in a manner similar to debts with short maturities in that the fair value is not materially affected by changes in market interest rates, but the associated cash flows representing interest payments are.
We manage our exposure to changes in market interest rates with the use of interest rate swaps to fix the interest rates on the variable rate portion of our credit facility.
(f)Market risk
Net income and other comprehensive income for the years ended December 31, 2021, 2020 and 2019, could have varied if the United States dollar: Canadian dollar exchange rate, United States dollar: Philippine peso exchange rate, United States dollar: European euro exchange rate, market interest rates, and the TELUS Corporation and TELUS International (Cda) Inc. common share prices varied by reasonably possible amounts from their actual statement of financial position date amounts.
The following sensitivity analysis of our exposure to currency, interest rate and other price risks at the reporting date has been determined based upon (i) a hypothetical change in foreign exchange rates taking place at the relevant statement of financial position date for the Canadian dollar, European euro and Philippine peso denominated balances; (ii) the hypothetical change in interest rates taking place at the beginning of the relevant fiscal year and being held constant through to the statement of financial position date; and (iii) the hypothetical change in the price of a subordinate voting share of TELUS International at the relevant statement of financial position date, and the corresponding impact to share-based compensation on that reporting date.

	Net income			Other comprehensive income			Comprehensive income
Years Ended December 31 (increase (decrease) in millions)	2021	2020	2019	2021	2020	2019	2021	2020	2019
Reasonably possible changes in market risks(1)
10% change in US$: Cdn$ exchange rate
US$ appreciates	$1	$(2)	$—	$—	$—	$—	$1	$(2)	$—
US$ depreciates	$(1)	$2	$—	$—	$—	$—	$(1)	$2	$—
10% change in US$: Euro exchange rate
US$ appreciates	$—	$—	$—	$(19)	$(10)	$(3)	$(19)	$(10)	$(3)
US$ depreciates	$—	$—	$—	$19	$10	$3	$19	$10	$3
10% change in US$: Peso exchange rate
US$ appreciates	$(1)	$(1)	$—	$—	$—	$—	$(1)	$(1)	$—
US$ depreciates	$1	$1	$—	$—	$—	$—	$1	$1	$—
25 basis point change in market interest rate
Rate increases	$(2)	$(4)	$(1)	$—	$1	$1	$(2)	$(3)	$—
Rate decreases	$2	$4	$1	$—	$(1)	$(1)	$2	$3	$—
25%(2) change in subordinate voting share price(3)
Price increases	$(5)	$(4)	$(2)	$—	$—	$—	$(5)	$(4)	$(2)
Price decreases	$5	$4	$2	$—	$—	$—	$5	$4	$2
(1)These sensitivities are hypothetical and should be used with caution. Changes in net income and/or other comprehensive income generally cannot be extrapolated because the relationship of the change in assumption to the change in net income and/or other comprehensive income may not be linear. In this table, the effect of a variation in a particular assumption on the amount of net income and/or other comprehensive income is calculated without changing any other factors; in reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities. The sensitivity analysis assumes that we would realize the changes in exchange rates; in reality, the competitive marketplace in which we operate would have an effect on this assumption. No consideration has been made for a difference in the notional number of common shares associated with share-based compensation awards made during the reporting period that may have arisen due to a difference in the common share price.
(2)To facilitate ongoing comparison of sensitivities, a constant variance of approximate magnitude has been used.
(3)The hypothetical effects of changes in the price of our subordinate voting shares and those of TELUS Corporation are limited to those which arise from our liability-accounted share-based compensation awards.
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

		2021				2020
As at December 31 (millions)	Designation	Maximum maturity date	Notional amount	Fair value and carrying value	Price or rate	Maximum maturity date	Notional amount	Fair value and carrying value	Price or rate
Current assets(1)
Derivatives used to manage
Currency risks arising from Indian rupee denominated purchases	HFT(2)	2022	$10	$—	USD:1.00 INR:76.21	—	$—	$—	—
Currency risks arising from Philippine peso denominated purchases	HFT(2)	—	$—	$—	—	2021	$68	$2	USD:1.00 PHP:48.23
Currency risks arising from Euro business acquisition	HFH(3)	2022	$21	$3	USD:1.00EUR:0.86	—	$—	$—	—
Current liabilities(1)
Derivatives used to manage
Currency risks arising from Indian rupee denominated purchases	HFT(2)	2022	$2	$—	USD:1.00 INR:74.99	—	$—	$—	—
Currency risks arising from Euro business acquisition	HFH(3)	—	$—	$—	—	2021	$2	$1	USD:1.00 EUR:0.85
Currency risks arising from Philippine peso denominated purchases	HFH(3)	2022	$92	$3	USD:1.00 PHP:50.10	—	$—	$—	—
Interest rate risk associated with non-fixed rate credit facility amounts drawn	HFH(3)	2022	$95	$2	2.64%	—	$—	$—	—%
Non-current liabilities(1)
Derivatives used to manage
Currency risks arising from Euro business acquisition	HFH(3)	2025	$362	$17	USD:1.00 EUR:0.86	2025	$403	$52	USD:1.00EUR:0.85
Interest rate risk associated with non-fixed rate credit facility amounts drawn	HFH(3)	—	$—	$—	—%	2022	$101	$5	2.64%

(1)Notional amounts of derivative financial assets and liabilities are not set off.
(2)Foreign currency hedges are designated as held for trading (HFT) upon initial recognition; hedge accounting is not applied.
(3)Designated as held for hedging (HFH) upon initial recognition (cash flow hedging item); hedge accounting is applied. Unless otherwise noted, hedge ratio is 1:1 and is established by assessing the degree of matching between the notional amounts of hedging items and the notional amounts of the associated hedged items.
Non-derivative
The fair value amounts for cash and cash equivalents approximate carrying amounts due to the short-term maturities of these instruments. Our long-term debt, which is measured at amortized cost, approximates the fair value thereof due to the short-term nature of the applicable rates of interest charged.

(h)Recognition of derivative gains and losses
The following table sets out the gains and losses, excluding income tax effects, arising from derivative instruments that are classified as cash flow hedging items and their location within the Consolidated statements of income and other comprehensive income.
Credit risk associated with such derivative instruments, as discussed further in (b), would be the primary source of hedge ineffectiveness. There was no ineffective portion of derivative instruments classified as cash flow hedging items for the periods presented.

	Amount of gain (loss) recognized in other comprehensive income (effective portion)			Gain (loss) reclassified from other comprehensive income to income (effective portion)
	Amount				Amount
Years Ended December 31 (millions)	2021	2020	2019	Location	2021	2020	2019
Derivatives used to manage interest rate risk
Associated with non-fixed rate credit facility amounts drawn	$—	$(1)	$(3)	Interest expense	$(3)	$2	$—
	$—	$(1)	$(3)		$(3)	$2	$—
Derivatives used to manage currency risks
Arising from Euro-denominated business acquisition	$—	$—	$3	Foreign exchange	$—	$—	$—
Arising from net investment in foreign operation	$38	$(49)	$—	Foreign exchange	$—	$—	$—
	$38	$(50)	$—		$(3)	$2	$—
The following table sets out the gains and losses (excluding income tax effects) arising from derivative instruments that are classified as held for trading and that are not designated as being in a hedging relationship, and their location within the consolidated statements of income and other comprehensive income.

			Gain (Loss) recognized in income on derivatives
Years Ended December 31 (millions)	Location	Note	2021	2020	2019
Derivatives used to manage currency risks	Foreign exchange	8	$—	$1	$1

14.Property, plant and equipment

	Owned Assets					Right-of- use lease assets
(millions)	Computer hardware and network assets	Buildings and leasehold improvements	Furniture and equipment	Assets under construction	Total	Buildings	Total
At cost
As at January 1, 2020	$32	$78	$155	$11	$276	$203	$479
Additions	1	5	20	37	63	27	90
Additions from acquisition	6	9	24	2	41	35	76
Dispositions retirements and other	—	(8)	(14)	(3)	(25)	(10)	(35)
Transfers	6	9	17	(32)	—	—	—
Foreign exchange	1	2	5	—	8	9	17
As at December 31, 2020	$46	$95	$207	$15	$363	$264	$627
Additions	4	23	43	23	$93	62	155
Dispositions retirements and other	(6)	(3)	(25)	4	(30)	(6)	(36)
Transfers	3	4	7	(14)	—	—	—
Foreign exchange	1	—	(1)	(2)	(2)	(3)	(5)
As at December 31, 2021	$48	$119	$231	$26	$424	$317	$741
Accumulated depreciation
As at January 1, 2020	$16	$28	$100	$—	144	$35	179
Depreciation	7	11	33	—	51	48	99
Dispositions retirements and other	—	(8)	(9)	—	(17)	—	(17)
Foreign exchange	—	1	2	—	3	1	4
As at December 31, 2020	$23	$32	$126	$—	$181	$84	$265
Depreciation	8	15	38	—	61	54	115
Dispositions retirements and other	(5)	(3)	(25)	—	(33)	(6)	(39)
Foreign exchange	—	1	(1)	—	—	(5)	(5)
As at December 31, 2021	$26	$45	$138	$—	$209	$127	$336
Net Book Value
As at December 31, 2020	$23	$63	$81	$15	$182	$180	$362
As at December 31, 2021	$22	$74	$93	$26	$215	$190	$405

15.Intangible assets and goodwill
(a)Intangible assets and goodwill

		Intangible assets subject to amortization
(millions)	Note	Customer relationships	Crowdsource assets	Software	Brand and other	Total intangible assets	Goodwill	Total intangible assets and goodwill
At cost
As at January 1, 2020		$108	$—	$37	$—	$145	$418	$563
Additions		—	—	11	—	11	—	11
Additions from acquisition	(c)	1,086	120	1	35	1,242	943	2,185
Foreign exchange		58	—	8	4	70	67	137
As at December 31, 2020		$1,252	$120	$57	$39	$1,468	$1,428	$2,896
Additions		—	—	8	—	8	—	8
Additions from acquisition(1)		4	—	6	—	10	5	15
Dispositions		(29)	—	(10)	—	(39)	—	(39)
Foreign exchange		(45)	—	(4)	(2)	(51)	(53)	(104)
As at December 31, 2021		$1,182	$120	$57	$37	$1,396	$1,380	$2,776
Accumulated amortization
As at January 1, 2020		$32	$—	$24	$—	$56	$—	$56
Amortization		66	—	8	9	83	—	83
Foreign exchange		5	—	—	1	6	—	6
As at December 31, 2020		$103	$—	$32	$10	$145	$—	$145
Amortization		106	15	11	10	142	—	142
Dispositions		(29)	—	(10)	—	(39)	—	(39)
Foreign exchange		(7)	—	(2)	(1)	(10)	—	(10)
As at December 31, 2021		$173	$15	$31	$19	$238	$—	$238
Net book value
As at December 31, 2020		$1,149	$120	$25	$29	$1,323	$1,428	$2,751
As at December 31, 2021		$1,009	$105	$26	$18	$1,158	$1,380	$2,538
(1)Intangible assets and goodwill acquired were in connection with our acquisition of Playment on July 2, 2021.
(b)Impairment testing of goodwill
Goodwill is tested for impairment annually or more frequently if events or circumstances indicate that the asset may be impaired. We perform our goodwill impairment test annually as at October 1, in accordance with our policy in Note 1(g). Goodwill impairment is tested at the lowest cash-generating unit (CGU) that goodwill is monitored. On this basis, we have determined that each geographic area in which we operate is insufficiently distinct and is not considered to be an individual cash generating unit, and our combined operations are considered to represent a single CGU.
In assessing goodwill for impairment, we compare the carrying value of our CGU to its recoverable amount, determined using a value-in-use method. There is a material degree of uncertainty with respect to the estimate of the recoverable amount, given the necessity of making key economic assumptions about the future. As such, we validate our recoverable amount calculations using market-comparable measures and perform an analytical review of industry facts and facts that are specific to us. For the years ended December 31, 2021, 2020 and 2019, no goodwill impairment was recorded.
Methodology and key assumptions
The value-in-use calculation uses discounted cash flow projections, including the following key assumptions: future cash flows and growth projections; associated economic risk assumptions and estimates of the likelihood of achieving key operating metrics and drivers; estimates of future capital expenditures; and the future weighted average cost of capital. We considered a range of reasonably possible amounts to use for key assumptions and selected amounts that best represent management’s estimates of current and future market conditions.
The key assumptions for cash flow projections were based upon our approved financial forecasts, which span a period of five years and are discounted at a post-tax notional rate of 9.0% (2020 - 9.7%; 2019 - 10.6%). For impairment testing valuations, cash flows subsequent to the five-year projection period are extrapolated using a perpetual growth rate of 3.0%

(2020 - 3.5%; 2019 - 2.5%); these growth rates do not exceed the long-term average growth rates observed in the markets in which we operate.
We believe that any reasonably possible change in the key assumptions on which the calculation of the recoverable amounts would not cause the CGU’s carrying value to exceed its recoverable amount. If the future were to adversely differ from management’s best estimates for the key assumptions and associated cash flows were to be materially adversely affected, we could potentially experience future material impairment charges in respect of our goodwill.
(c)Business acquisitions - prior period
In 2020, we completed three acquisitions, including 100% of Competence Call Center (CCC), a provider of higher-value-added business services with a focus on customer relationship management and content moderation, for purchase consideration of $873 million; 100% of Managed IT Services (MITS), a provider of managed IT services in Canada, offering a mix of cloud technologies, IT sourcing and managed hosting, from our controlling shareholder, TELUS Corporation, for purchase consideration of $49 million; and 100% of Lionbridge AI, a market-leading global provider of crowd-based training data and annotation platform solutions used in the development of artificial intelligence (AI) algorithms to power machine learning, for purchase consideration of $940 million.
As at December 31, 2020, the purchase price allocation (PPA) for Lionbridge AI had not been finalized. During the year ended December 31, 2021, we finalized the PPA and the preliminary acquisition-date values for accounts receivable, intangible assets, goodwill, accounts payable, provisions, taxes payable, and deferred tax liability, each of which were increased (decreased) by ($7 million), $29 million, ($74 million), $2 million, ($4 million), ($10 million), ($42 million), respectively. There was no change to the acquisition date value of the crowdsource intangible asset. As required by IFRS-IASB, comparative amounts have been adjusted so as to reflect those increases (decreases) effective the dates of acquisition. These changes were due to our assessment of working capital amounts including tax liabilities, and changes in the expected future tax rates associated to the recognition of certain assets acquired and liabilities assumed.
16.Provisions

(millions)	Note	Employee related	Written put options(1)	Other(2)	Total
As at January 1, 2020		$14	$147	$10	$171
Additions		9	—	62	71
Use		(2)	(76)	(41)	(119)
Reversal		(1)	(73)	(10)	(84)
Interest effect		—	2	—	2
Foreign exchange		—	—	—	—
As at December 31, 2020		$20	$—	$21	$41
Current		$—	$—	$21	$21
Non-current		20	—	—	20
As at December 31, 2020		$20	$—	$21	$41
Additions		$5	$—	$3	$8
Use		(20)	—	(16)	(36)
Reversal		—	—	(1)	(1)
As at December 31, 2021		$5	$—	$7	$12
Current		$—	$—	$2	$2
Non-current		5	—	5	10
As at December 31, 2021		$5	$—	$7	$12
(1)In connection the acquisition of Xavient, a provision was established for written put options to acquire the non-controlling interest. This written put option was exercised and settled during the year ended December 31, 2020.
(2)Other provisions generally relate to legal and other activities that arise during the normal course of operations.

17.Long-term debt
(a)Details of long-term debt

As at December 31 (millions)	Note	2021	2020
Credit facility	(b)	$941	$1,568
Deferred debt transaction costs		(8)	(11)
		933	1,557
Lease liabilities	(c)	215	209
Long-term debt		$1,148	$1,766
Current		$328	$92
Non-current		820	1,674
Long-term debt		$1,148	$1,766
(b)Credit facility

	2021			2020
As at December 31 (millions)	Revolving component	Term loan component(1)	Total	Revolving component	Term loan component(1)	Total
Available	$716	N/A	$716	$132	N/A	$132
Outstanding
Due to TELUS Corporation	$16	71	87	65	75	140
Due to Other	118	736	854	653	775	1,428
	$134	$807	$941	$718	$850	$1,568
Total	$850	$807	$1,657	$850	$850	$1,700
_________________________________________________
(1)We have entered into a receive-floating interest rate, pay-fixed interest rate exchange agreement that effectively converts our interest obligations on the debt to a fixed rate of 2.64% plus applicable margins (see Note 13(g) – Derivative).
As at December 31, 2021, we had a $1,657 million credit facility (December 31, 2020 – $1,700 million), secured by our assets, with a syndicate of financial institutions (TELUS Corporation also serves as a lender under the credit facility), expiring on January 28, 2025. The credit facility is comprised of $850 million revolving components, and amortizing $807 million term loan components (comprised of term loans with $570 million and $237 million outstanding balances). The outstanding revolving and term loan components had an effective interest rate of 1.87% as at December 31, 2021 (December 31, 2020 - 2.90%). As at December 31, 2021, excluding amount due to TELUS Corporation, $854 million was outstanding (December 31, 2020 - $1,428 million).
The credit facility bears interest at prime rate, U.S. dollar base rate, a bankers’ acceptance rate or London interbank offered rate (LIBOR) (all such terms as used or defined in the credit facility), plus applicable margins. The credit facility contains customary representations, warranties and covenants, including two financial quarter-end ratio tests. Net debt to EBITDA ratio must not exceed 5.25:1.00 for each quarter in fiscal 2021, with a step down to 4.50:1.00 for each quarter in fiscal 2022; and 3.75:1.00 subsequently. The EBITDA to debt service (interest and scheduled principal repayment) ratio must not be less than 1.50:1.00, all as defined in the credit facility. If an acquisition with an aggregate cash consideration in excess of $60 million occurs in any twelve-month period, the maximum permitted net debt to EBITDA ratio per credit agreement may be increased to 4.50:1.00 and shall return to 3.75:1.00 after eight fiscal quarters.
The term loan component of our credit facility are subject to an amortization schedule requiring that 1.25% of the principal advanced be repaid each quarter of the term of the agreement, with the balance due at maturity. The $570 million term loan matures on January 28, 2025 and the $237 million term loan matures on December 22, 2022. As at December 31, 2021 and December 31, 2020, we had liquidity of $716 million available under the revolving component of our credit facility (December 31, 2020 - $132 million), and nil (December 31, 2020 - $2 million) available under local credit facilities in our subsidiaries.
As at December 31, 2021 and 2020, we were in compliance with all financial covenants, financial ratios and all of the terms and conditions of our long-term debt agreements.

In connection with our IPO on February 3, 2021, we used the net proceeds received by us to repay approximately $490 million of the outstanding balance under the revolving component of our credit facility.
(c)Lease liabilities
Leases are subject to amortization schedules, which results in the principal being repaid over various periods, including reasonably expected renewals. The weighted average interest rate on lease liabilities was approximately 5.35% as at December 31, 2021.
(d)Long-term debt maturities
Anticipated requirements to meet long-term debt repayments, calculated upon such long-term debts owing as at
December 31, 2021, are as follows:

Composite long-term debt denominated in	U.S dollars			European euros	Other currencies
Years ending December 31 (millions)	Long-term debt, excluding leases	Leases	Total	Leases	Leases	Total
2022	$276	$19	$295	$12	$18	$325
2023	30	21	51	10	17	78
2024	30	10	40	8	14	62
2025	605	9	614	6	9	629
2026	—	10	10	5	8	23
Thereafter	—	6	6	26	7	39
Future cash outflows in respect of composite long-term debt principal repayments	941	75	1,016	67	73	1,156
Future cash outflows in respect of associated interest and like carrying costs(1)	41	15	56	12	14	82
Undiscounted contractual maturities	$982	$90	$1,072	$79	$87	$1,238
_________________________________________________
(1)Future cash outflows in respect of associated interest and carrying costs for amounts drawn under our credit facilities (if any) have been calculated based upon the rates in effect at December 31, 2021.
18.Share capital
In connection with our IPO on February 3, 2021, TELUS Corporation, our controlling shareholder, exchanged its outstanding Class A, Class C and Class D shares for Class B shares. Each other holder of Class C and Class D shares exchanged their shares for Class E shares. Our Class B shares, which were then only held by TELUS Corporation and Baring Private Equity Asia, a non-controlling shareholder, were redesignated as multiple voting shares and our Class E shares were redesignated as subordinate voting shares. The rights of the holders of our multiple voting shares and subordinate voting shares are substantially identical, except subordinate voting shares have one vote per share and multiple voting shares have 10 votes per share. Concurrent with the redesignations, we eliminated all of our previously outstanding series of Class A, Class C and Class D shares and our authorized Class A and Class B preferred shares. Subsequent to the IPO, our equity shares were comprised only of subordinate voting shares and multiple voting shares.
Subsequent to the share redesignations, we effected a 4.5-for-1 split of each of our outstanding multiple voting shares and subordinate voting shares. In all instances, unless otherwise indicated, the number of equity shares authorized, the number of equity shares outstanding, the number of equity shares reserved, per share amounts and share-based compensation information in these consolidated financial statements have been restated to reflect the impact of the 4.5-for-1 split.

In connection with our IPO, we issued 20,997,375 subordinate voting shares at $25.00 per share, for gross proceeds of $525 million and net proceeds of $500 million (net of share issuance costs of $34 million, which include underwriting fees and offering expenses, offset by deferred taxes of $9 million).
TELUS Corporation and Baring Private Equity Asia also sold 21,552,625 subordinated voting shares in the IPO at the same price, which were issued following the conversion by them of an aggregate 21,552,625 multiple voting shares.
In the third quarter of 2021, we completed a secondary offering of 16,560,000 subordinate voting shares at $34.00 per share on behalf of certain non-controlling shareholders of TELUS International, including Baring Private Equity Asia. In connection with this secondary offering, 13,648,000 multiple voting shares of Baring Private Equity Asia were converted to subordinate voting shares and sold. Neither TELUS International nor TELUS Corporation sold any subordinate voting shares in this secondary offering and did not receive any proceeds from the sale of the subordinate voting shares by the selling shareholders.
Our authorized and issued share capital as at December 31, 2021 was as follows:

	Authorized			Issued
As at December 31 (millions)	2021	2020	2019	2021	2020	2019
Preferred Shares
Convertible Redeemable Preferred A Shares	n/a	unlimited	unlimited	n/a	—	—
Convertible Redeemable Preferred B Shares	n/a	unlimited	unlimited	n/a	—	—
Common Shares
Class A	n/a	unlimited	unlimited	n/a	149	121
Class B, redesignated as Multiple Voting Shares	unlimited	unlimited	unlimited	200	82	65
Class C	n/a	unlimited	unlimited	n/a	4	1
Class D	n/a	unlimited	unlimited	n/a	3	3
Class E, redesignated as Subordinate Voting Shares	unlimited	unlimited	unlimited	66	7	—
As at December 31, 2021, there were 18 million authorized but unissued subordinate voting shares reserved for issuance under our share-based compensation plans, and 5 million authorized but unissued subordinate voting shares reserved for issuance under our employee share purchase plan.
19.Contingent liabilities
(a)Indemnification obligations
In the normal course of operations, we provide indemnification in conjunction with certain transactions. The terms of these indemnification obligations range in duration. These indemnifications would require us to compensate the indemnified parties for costs incurred as a result of failure to comply with contractual obligations or litigation claims or statutory sanctions or damages that may be suffered by an indemnified party. In some cases, there is no maximum limit on these indemnification obligations. The overall maximum amount of an indemnification obligation will depend on future events and conditions and therefore cannot be reasonably estimated. Where appropriate, an indemnification obligation is recorded as a liability. Other than obligations recorded as liabilities at the time of such transactions, historically we have not made significant payments under these indemnifications. As at December 31, 2021 and 2020, we had no liability recorded in respect of indemnification obligations.
(b)Claims and lawsuits
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

20.Employee future benefits
Defined contribution pension plans
We have a number of defined contribution retirement plans providing pension and other post-employment benefits to our employees. Employees in most of our foreign subsidiaries are covered by government mandated, defined contribution plans. Employees generally become eligible to participate in these plans after six months of employment and the Company may make discretionary contributions under the plans.
We offer defined contribution pension plans in certain regions, which are contributory and generally voluntary, and these are the pension plans that we sponsor and are available to our employees. Generally, employees can make contributions up to a maximum amount, and we matched up to 100% of the contributions based on plan limits. See Note 5 for defined contribution pension expense included in Salaries & benefits in the consolidated statements of income and comprehensive income.
Defined benefit pension plans
We have a small number of Canadian employees who participate in the TELUS Corporation defined benefit plan, and the associated cost related to TELUS International employees is charged to us by TELUS Corporation. For the years ended December 31, 2021, 2020 and 2019, we recognized defined benefit pension expense of $1 million, $nil and $nil included in Salaries & benefits in the consolidated statements of income and comprehensive income.
In addition, we have non-contributory supplementary retirement benefit plans, which have the effect of maintaining the earned pension benefit once the allowable maximums in the registered plans are attained. As is common with non-registered plans of this nature, these plans are typically funded only as benefits are paid. For each of the years ended December 31, 2021, 2020 and 2019, we recognized defined benefit pension expense included in Salaries & benefits of $1 million. As at December 31, 2021, 2020 and 2019, our recognized pension obligation was $11 million, $15 million and $9 million, respectively, included in Other long-term liabilities in the consolidated statement of financial position.
21.Leases
We have the right-of-use buildings under leases. We use these real estate leases for office purposes.
Judgments about lease terms affect the measurement of right-of-use lease assets and their associated lease liabilities. Our judgment of lease terms for leased real estate includes periods covered by options to extend the lease terms, as we are reasonably certain to extend such leases.
Maturity analyses of lease liabilities are set out in Note 13(c) and Note 17(d); the period interest expense in respect thereof is set out in Note 8. The additions to, the depreciation charges for, and the carrying amount of, right-of-use lease assets are set out in Note 14. The payments are set out in Note 23(d).
We do not currently have any low-value or short-term leases.
22.Related party transactions
(a)Transactions with TELUS Corporation
General
TELUS Corporation produces consolidated financial statements available for public use and is the ultimate parent and controlling party of TELUS International.
Recurring transactions
TELUS Corporation and its subsidiaries receive customer care, integrated business process outsourcing and information technology outsourcing services from us, and provide services (including people, network, finance, communications, and regulatory) to us.
We also participate in defined benefit pension plans that share risks between TELUS Corporation and its subsidiaries.

	2021			2020			2019
As at, or Year Ended December 31 (millions)	TELUS Corporation (parent)	Subsidiaries of TELUS Corporation	Total	TELUS Corporation (parent)	Subsidiaries of TELUS Corporation	Total	TELUS Corporation (parent)	Subsidiaries of TELUS Corporation	Total
Transactions with TELUS Corporation and subsidiaries
Revenues from services provided to	$—	$353	$353	$—	$310	$310	$—	$268	$268
Goods and services purchased from	—	(30)	(30)	—	(29)	(29)	—	(5)	(5)
	—	323	323	—	281	281	—	263	263
Receipts from related parties	—	(339)	(339)	—	(284)	(284)	—	(251)	(251)
Payments to related parties	20	—	20	38	—	38	27	—	27
Payments (made) collected by related parties on our behalf	(91)	53	(38)	(14)	(5)	(19)	(26)	(10)	(36)
Foreign exchange	—	(2)	(2)	—	(2)	(2)	—	—	—
Change in balance	(71)	35	(36)	24	(10)	14	1	2	3
Accounts with TELUS Corporation and subsidiaries
Balance, beginning of year	27	(9)	18	3	1	4	2	(1)	1
Balance, end of year	$(44)	$26	$(18)	$27	$(9)	$18	$3	$1	$4
Accounts with TELUS Corporation and subsidiaries
Due from	$—	$53	$53	$27	$22	$49	$3	$27	$30
Due to	(44)	(27)	(71)	—	(31)	(31)	—	(26)	(26)
	$(44)	$26	$(18)	$27	$(9)	$18	$3	$1	$4
In the consolidated statement of financial position, amounts due from affiliates and amounts due to affiliates are generally due 30 days from billing and are cash-settled on a gross basis.
In January 2021, we renewed our master service agreement with TELUS Corporation, which provides for a term of 10 years beginning in January 2021 and a minimum annual spend of $200 million, subject to adjustment in accordance with its terms.
Other transactions
On January 29, 2020, in connection with the acquisition of CCC, we issued 14,672,610 Class A common shares and 225,000 Class C common shares to TELUS Corporation for $126 million. The proceeds from these share issuances were used to finance the acquisition.
On April 1, 2020, we issued 3,535,470 Class C common shares for proceeds of $49 million to TELUS Corporation as consideration for the acquisition of MITS from TELUS Corporation, a common control transaction. We also issued 5,434,780 Class A common shares to TELUS Corporation for proceeds of $75 million to finance the buy-out of the non-controlling interest in Xavient Digital in April 2020.
On December 29, 2020, in connection with the acquisition of Lionbridge AI, we issued 7,552,089 Class A common shares to TELUS Corporation for $150 million. The proceeds from these share issuances were used to finance the acquisition.
Immediately prior to the Company’s IPO on February 3, 2021, all Class A, Class C, and Class D common shares held by TELUS Corporation were exchanged for Class B common shares, and these Class B common shares were then redesignated as multiple voting shares. Subsequent to such redesignations, we effected a 4.5-for-1 split of each of our outstanding multiple voting shares. On a post-split basis, TELUS Corporation held 152,988,315 multiple voting shares of TELUS International. On

February 3, 2021, and in connection with the Company’s IPO, TELUS Corporation converted 6,484,296 of our multiple voting shares to subordinate voting shares that were sold to new investors in the initial public offering.
(b)Transactions with Baring Private Equity Asia
General
Baring Private Equity Asia (Baring) exercises significant influence on TELUS International.
Recurring transactions
As at, and during the year ended December 31, 2021 and 2020, there were no balances due to or due from, or recurring transactions with, Baring.
Other transactions
On January 29, 2020, in connection with the acquisition of CCC, we issued 8,021,790 Class B common shares to Baring Private Equity Asia, for $68 million. The proceeds from these share issuances were used to finance the acquisition.
On September 29, 2020, Baring elected to exercise its option to purchase 4,816,138 Class B common shares for aggregate consideration of $67 million.
On December 29, 2020, in connection with the acquisition of Lionbridge AI, we issued 4,054,954 Class B common shares to Baring Private Equity Asia for $80 million. The proceeds from these share issuances were used to finance the acquisition.
Immediately prior to the Company’s IPO on February 3, 2021, all Class B common shares held by Baring were redesignated as multiple voting shares. Subsequent to such redesignations, we effected a 4.5-for-1 split of each of our outstanding multiple voting shares. On a post-split basis, Baring held 82,144,186 multiple voting shares of TELUS International. In connection with the Company’s IPO, Baring converted 15,068,329 of our multiple voting shares to subordinate voting shares that were sold to new investors in the initial public offering. On September 28, 2021, Baring converted 13,648,000 of our multiple voting shares to subordinate voting shares that were sold to new investors in a secondary public offering.
(c)Transactions with key management personnel
Our key management personnel have the authority and responsibility for overseeing, planning, directing and controlling our activities and consist of our Board of Directors and members our Senior Leadership Team. Total compensation expense and its composition for the key management personnel is as follows:

Years Ended December 31 (millions)	2021	2020	2019
Short-term benefits	$5	$4	$3
Post-employment pension(1) and other benefits	$1	$1	$1
Share-based compensation	$43	$5	$6
_________________________________________________
(1)Some of our Senior Leadership Team members are members of our Pension Plan for Management and Professional Employees of TELUS Corporation and certain other non-registered, non-contributory supplementary defined benefit pension plans.
•In 2021, we awarded 863,755 RSUs, 192,064 PSUs, 579,949 Share Options, and 24,757 Phantom TELUS Corporation RSUs to our key management personnel, with a grant-date fair value of $22 million, $6 million, $3 million and $1 million, respectively.
•In 2020, there were no share-based compensation awards issued to our key management personnel.
•In 2019, we awarded 83,818 TELUS Phantom RSUs and 277,020 TELUS International Phantom RSUs with a grant-date-fair-value of $21.38 and $8.46, respectively. In 2019, we also granted 460,917 equity and cash-settled options with an exercise price of $8.46.

Employment agreements with members of the key management personnel typically provide for severance payments if an executive’s employment is terminated without cause: generally, 18 months of base salary and performance bonus, benefits and accrual of pension service in lieu of notice. In the event of a change in control, executive leadership team members are not entitled to treatment any different than that given to our other employees with respect to non-vested share-based compensation.
23.Additional financial information
(a)Statements of income and other comprehensive income
For the year ended December 31, 2021, three clients each accounted for more than 10% of our revenues, while for the years ended December 31, 2020 and 2019, two clients each accounted for more than 10% of our revenues. Our largest client for the year ended December 31, 2021 was a leading social media company, accounting for approximately 17.7% and 15.6% of our revenue during the years ended December 31, 2021 and 2020, respectively. TELUS Corporation, our controlling shareholder, was our second largest client for the year ended December 31, 2021, accounting for approximately 16.1% of our revenue, and was our largest client for years ended December 31, 2020 and 2019 accounting for 19.6% and 26.2% of our revenue, respectively. Our third largest client, Google, accounted for approximately 11.0%, 7.5% and 12.2% of our revenue for the years ended December 31, 2021, 2020 and 2019.
(b)Statements of financial position

As at December 31 (millions)	Note	2021	2020
Other long-term assets
Prepaid lease deposits and other		$26	$24
Other		7	10
		$33	$34
Accounts payable and accrued liabilities
Trade accounts payable		$79	$25
Accrued liabilities		75	62
Payroll and other employee-related liabilities		144	103
Share-based compensation liability		22	13
Other		7	49
		$327	$252

(c)Statements of cash flows—operating activities and investing activities

Years Ended December 31 (millions)	2021	2020	2019
Net change in non-cash operating working capital
Accounts receivable	$(124)	$(30)	$(38)
Due to and from affiliated companies, net	36	(13)	(3)
Prepaid expenses	(13)	8	(4)
Other long-term assets	1	(4)	(11)
Accounts payable and accrued liabilities	72	29	24
Income and other taxes receivable and payable, net	(10)	4	1
Advance billings and customer deposits	(1)	3	(9)
Provisions	(29)	8	12
Other long-term liabilities	(1)	(4)	—
	$(69)	$1	$(28)
Cash payments for capital assets
Capital asset additions
Capital expenditures
Property, plant and equipment, excluding right-of-use assets	$(93)	$(63)	$(58)
Intangible assets	(8)	(11)	(5)
	(101)	(74)	(63)
Change in associated non-cash investing working capital	2	14	10
	$(99)	$(60)	$(53)

(d) Changes in liabilities arising from financing activities

		Statements of cash flows		Non-cash changes
Year Ended December 31, 2021 (millions)	Beginning of year	Issued or received	Redemptions, repayments or payments	Foreign exchange movement	Other	End of year
Long-term debt
Credit facility	$1,568	$71	$(698)	$—	$—	$941
Lease liabilities	$209	$—	$(67)	$(3)	$76	$215
Deferred debt transaction costs	$(11)	$—	$—	$—	$3	$(8)
	$1,766	$71	$(765)	$(3)	$79	$1,148

		Statements of cash flows		Non-cash changes
Year Ended December 31, 2020 (millions)	Beginning of year	Issued or received	Redemptions, repayments or payments	Foreign exchange movement	Other	End of year
Long-term debt
Credit facility	$336	$1,854	$(622)	$—	$—	$1,568
Other	—	—	(138)	—	138	—
Lease liabilities	189	—	(59)	12	67	209
Deferred debt transaction costs	(4)	—	—	—	(7)	(11)
	$521	$1,854	$(819)	$12	$198	$1,766

		Statements of cash flows		Non-cash changes
Year Ended December 31, 2019 (millions)	Beginning of year	Issued or received	Redemptions, repayments or payments	Other	End of year
Long-term debt
Credit facility	$313	$72	$(49)	$—	$336
Lease liabilities	155	—	(47)	81	189
Deferred debt transaction costs	(5)	—	—	1	(4)
	$463	$72	$(96)	$82	$521
24.Segment reporting
Operating segments are components of an entity that engage in business activities from which they earn revenues and incur expenses (including revenues and expenses related to transactions with the other entities within the group). We assess our operating segments based on information regularly provided to and reviewed by the Chief Operating Decision Maker (CODM), which we have identified as our Chief Executive Officer. This information is used to make resource allocation decisions and to assess financial performance. Our CODM reviews financial information prepared on a consolidated basis for the purposes of making resource allocation decisions and assessing the performance of the overall organization. Based on an evaluation of all facts and circumstances, the Company has determined that it functions as a single operating and reporting segment.
We attribute revenues from external customers to individual countries based on the location of our delivery centres or where the services were provided from.

Years Ended December 31 (millions)	2021	2020	2019
Philippines	$344	$287	$284
Germany	312	242	—
United States	311	208	243
Canada	188	139	16
Guatemala	185	152	118
Spain	130	82	—
Bulgaria	124	104	90
El Salvador	121	111	91
Ireland	111	92	94
Other	368	165	84
	$2,194	$1,582	$1,020
We do not have significant amounts of net long-lived assets located outside of Canada. As at December 31, 2021, on a historical cost basis, we had net long-lived assets of approximately $2,543 million (2020 – $2,753 million) located within Canada, and approximately $400 million (2020 – $360 million) outside of Canada.