Form 20-F
period 2022-12-31
TELUS International (Cda) Inc.
filed 2023-02-09
CIK 1825155

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2022
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report:
Commission File number: 001-39968
______________________________________________________________________________________________________
TELUS International (Cda) Inc.
(Exact name of Registrant as specified in its charter)
______________________________________________________________________________________________________
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
At February 9, 2023, 73,083,886 subordinate voting shares were issued and outstanding.
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements □
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). □
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
Unless otherwise indicated or where the context requires otherwise, all references in this annual report on Form 20-F (Annual Report) to the “Company”, “TELUS International”, “TI”, “we”, “us”, “our” or similar terms refer to TELUS International (Cda) Inc. and its subsidiaries. All references in this Annual Report to “TELUS” refer to TELUS Corporation and its subsidiaries other than TELUS International. All references in this Annual Report to “BPEA” refer to BPEA EQT, formed as a result of the combination of Baring Private Equity Asia and EQT Asia in 2022. All references in this Annual Report to “Competence Call Center” or “CCC” refer to the entirety of the assets and operations of CCC Holding GmbH which was merged into TELUS International Germany GmbH on December 16, 2020 with TELUS International Germany GmbH as the surviving entity. All references to “TELUS International AI Data Solutions”, “TIAI Data Solutions”, “Lionbridge AI” or “TIAI” refer to the data annotation business of Lionbridge Technologies, Inc, which we acquired on December 31, 2020 and Playment, an India-based leader in computer vision tools and services, which we acquired on July 2, 2021. All references to “WillowTree” refer to WT Blocker Corp and its subsidiaries, which we acquired on January 3, 2023.
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
•our ability to integrate, and realize the benefits of, our acquisition of WillowTree;
•the relative growth rate and size of our target industry verticals;
•our projected operating and capital expenditure requirements; and
•the impact of global conditions on our and our clients’ businesses, including a potential economic recession, inflation, rising interest rates, the Russia-Ukraine conflict and the variants arising from the COVID-19 pandemic.
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
PRESENTATION OF FINANCIAL AND OTHER INFORMATION
The annual consolidated financial statements of TELUS International included in this Annual Report are presented in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and consist of the consolidated statements of financial position as at December 31, 2022 and 2021 and the consolidated statements of income and other comprehensive income, changes in owners’ equity, and cash flows, for each of the years in the three-year period ended December 31, 2022.
In this Annual Report, unless otherwise specified, all monetary amounts are in U.S. dollars, all references to “US$”, “$”, “USD” and “dollars” mean U.S. dollars and all references to “C$”, “CDN$” and “CAD$”, mean Canadian dollars, and all references to “euro” and “€” mean the currency of the European Union.
ENFORCEMENT OF CIVIL LIABILITIES
We are incorporated under the laws of the Province of British Columbia, Canada, with our principal place of business in Vancouver, Canada. Some of our directors and officers, and the experts named in this Annual Report, are residents of Canada, the United States or elsewhere, and all or a substantial portion of their assets, and all or a substantial portion of our assets, are located outside of the United States. As a result, it may be difficult for shareholders who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for shareholders who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. There can be no assurance that U.S. investors will be able to enforce against us, members of our board of directors, officers or certain experts named herein who are residents of Canada or other countries outside the United States, any judgments in civil and commercial matters, including judgments under the federal securities laws.

PART I
ITEM 1   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
Not applicable.
ITEM 2   OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3   KEY INFORMATION
B.Capitalization and Indebtedness
Not applicable.
C.Reasons for the Offer and Use of Proceeds
Not applicable.
D.Risk Factors
Risk Factors Summary

Investing in our subordinate voting shares involves a high degree of risk. You should carefully consider the risks described in this “Item 3D—Risk Factors” before making a decision to invest in our subordinate voting shares. If any of these risks actually occur, our business, financial condition and financial performance would likely be materially adversely affected. In such a case, the trading price of our subordinate voting shares would likely decline and you may lose part or all of your investment. Below is a summary of some of the principal risks we face:

•We face intense competition from companies that offer services similar to ours.
•Our growth prospects are dependent upon attracting and retaining enough qualified team members to support our operations and competition for talent is intense.
•Our ability to grow and maintain our profitability could be materially affected if changes in technology and client expectations outpace our service offerings and the development of our internal tools and processes or if we are not able to meet the expectations of our clients.
•If we cannot maintain our culture as we grow, our services, financial performance and business may be harmed.
•Our business could be adversely affected if we lose one or more members of our senior management.
•Our business and financial results could be adversely affected by a number of global conditions and the effects of these same conditions on our clients’ businesses and demand for our services.
•Three clients account for a significant portion of our revenue and loss of or reduction in business from, or consolidation of, these or any other major clients could have a material adverse effect.
•Our business may not develop in ways that we currently anticipate due to negative public reaction to offshore outsourcing, content moderation and proposed legislation or otherwise.
•Our business would be adversely affected if individuals providing data annotation services through TIAI’s crowdsourcing solutions were classified as employees (not as independent contractors).
•We could be unable to successfully identify, complete, integrate and realize the benefits of acquisitions, including the acquisition of WillowTree, or manage the associated risks.
•The unauthorized disclosure of sensitive or confidential client and customer data, through cyberattacks or otherwise, could expose us to protracted and costly litigation, damage to reputation and cause loss of clients / revenue.
•Our policies, procedures and programs to safeguard the health, safety and security of our team members, particularly our content moderation team members, may not be adequate, which could adversely affect our ability to attract and retain team members and could result in increased costs, including due to claims against us.
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
•TELUS will, for the foreseeable future, control the TELUS International Board of Directors.

BUSINESS & OPERATIONAL RISKS

We face intense competition from companies that offer services similar to ours. If we are unable to differentiate to compete effectively, our business, financial performance, financial condition and cash flows could be materially adversely impacted.

The market for the services we offer is very competitive. We expect competition to intensify and increase from a number of our existing competitors, including professional services companies that offer consulting services, information technology companies with digital capabilities, and traditional contact center and business process outsourcing (BPO) companies that are expanding their capabilities to offer higher-margin and higher-growth services. In addition, the continued expansion of the services we offer and the markets we operate in will result in new and different competitors, many of which may have significantly greater local market recognition than we do, as well as increased competition with existing competitors who are also expanding their services to cover digital capabilities.

Many of these existing and new competitors have differing or greater financial, geographic, human and other resources, greater technological expertise, longer operating histories and more established relationships in the verticals that we currently serve or may expand to serve in the future. In addition, some of our competitors may enter into strategic or commercial relationships among themselves or with larger, more established companies in order to increase their ability to address client needs or enter into similar arrangements with potential clients. We also face competition from service providers that operate in countries where we do not have delivery locations because our clients may, to diversify geographic risk and for other reasons, seek to reduce their dependence on any one country by shifting work to another country in which we do not operate. All of these factors present challenges for us in retaining and growing our business.

From time to time, our clients who currently use our services may determine that they can provide these services in-house. As a result, we face the competitive pressure to continually offer our services in a manner that will be viewed by our clients as better and more cost-effective than what they could provide themselves.

Our inability to compete successfully could result in increased client turnover, revenue loss, pressures on recruitment and retention of team members, service price reductions and increased marketing and promotional expenses, or reduced operating margins which could have a material adverse effect on our business, financial performance, financial condition and cash flows.

Changes in technology and client expectations could outpace our service offerings and the development of our internal tools and processes, which could have a material adverse effect on our business, growth, financial performance, financial condition and cash flows.

Our growth, profitability and the diversity of our revenue sources depend on our ability to develop and adopt new technologies to expand our existing offerings, proactively identify new revenue streams and improve cost efficiencies in our operations, all while meeting rapidly evolving client expectations. Although we are focused on maintaining and enhancing the range of our offerings, we may not be successful in anticipating or responding to our clients’ expectations and the integration of our technology solutions into our offerings may not achieve the intended enhancements or cost reductions in our operations. New services and technologies offered by our competitors may make our service offerings uncompetitive, which may reduce our clients’ interest in our offerings and our ability to attract new clients. Our failure to innovate, maintain technological advantages or respond effectively and timely to changes in technology could have a material adverse effect on our business, financial performance, financial condition and cash flows.

If we fail to establish our digital brand and successfully market our digital service offerings, our growth prospects, anticipated business volumes and financial performance may be adversely affected.

Certain of our existing and potential clients may only know us for our voice-based customer support services. Our ability to realize our digital-first strategy and increase revenue across our core verticals depends on our ability to promote our digital services. If we are not successful in establishing our digital brand and marketing our expanded service offerings to clients, our ability to shift our existing clients into more profitable digital services and attract new clients to these service offerings may be limited, which may adversely affect our growth prospects and anticipated business volumes and financial performance.

If we fail to maintain a consistently high level of service experience or to meet the minimum service quality levels set out in some of our contracts, our ability to attract new and retain existing clients and team members could be adversely affected and our business could be adversely impacted or we could be subject to liability or penalties.

Our clients’ loyalty, likelihood to expand the services that they use with us and likelihood to recommend us is dependent upon our ability to provide a service experience that meets or exceeds our clients’ expectations and that is differentiated from our competitors. Our ability to attract and retain clients, and team members is highly dependent on our clients’ satisfaction ratings and the satisfaction ratings that our clients receive from their customers based on our services, all of which affects our reputation. If we are unable to maintain a consistently high level of service, our clients could change service providers, our revenues and profitability could be negatively impacted, and our reputation could suffer.

Further, most of our agreements with clients contain service level and performance requirements, including requirements relating to the quality of our services. Failure to meet these requirements could disrupt our clients’ businesses and result in harm to our reputation, reduce the likelihood that our clients recommend us to others, oblige us to pay penalties to clients under their contracts, reduce revenues or expose us to a claim for substantial damages, regardless of whether we are responsible for that failure.

We may enter into non-standard agreements or terms and conditions that are unfavourable to us because we perceive an important economic opportunity by doing so, the competitive environment requires it or our personnel did not adequately adhere to our guidelines for the entry into contracts. If we cannot or do not perform our contractual obligations with clients, we could face legal liability, and our contracts might not always protect us adequately through limitations on the scope and/or amount of our potential liability. In each of these cases, we might face significant legal liability and our business, financial performance, financial condition and cash flows could be materially and adversely affected.

If we fail to communicate and implement impactful environmental, social, governance (ESG) initiatives in accordance and at pace with changing regulations, our business could be adversely impacted.

TELUS International's reputation with team members, customers, investors and stakeholders is related to our commitment to a caring culture, which, among other things, prioritizes our ESG initiatives related to diversity, inclusion, equity, giving back to our communities, environmental sustainability and good governance. As we expand our business, if we fail to live up to our commitments or successfully communicate our achievements in this regard or we fail to do so on a timely basis, it could result in adverse financial and operating results, and negatively impact our client retention and ability to attract and retain team members. These activities are important to our team members and are becoming a differentiating factor for clients in selecting a service provider. More and more companies, including many of our clients, are demanding that their service providers embody environmental and corporate sustainability goals that reflect their own brand image and are consistent with the ones their customers and other stakeholders have adopted. If we are unable to meet or exceed the evolving expectations of our clients in these areas or implement initiatives on a timely basis, and effectively communicate them to our clients, our reputation may suffer, which may negatively impact our ability to attract new and retain existing clients. As a result, we have invested significant resources in developing and maintaining our social purpose activities, including those supporting greenhouse gas, water consumption and energy reductions. The required levels of such investments may increase in the future as such activities become increasingly important to our clients and team members, which would increase our costs and may adversely affect our financial performance and cash flows.

Our business and financial results could be adversely affected by a number of global conditions which are outside our control and these conditions could have an effect on our clients’ businesses and, as a result, levels of business activity, demand for our services and our and our clients’ liquidity and access to capital.

Certain global conditions which are outside our control, such as economic and geopolitical conditions, acts of violence or war, natural disasters or extreme weather events and the variants arising from the COVID-19 pandemic, could have an adverse effect on our clients’ businesses. These conditions have created, and may continue to create, volatility, uncertainty and economic disruption. These impacts may be particularly impactful for us given that we have operations in 28 countries as of December 31, 2022 and we service clients across multiple geographic regions.

The global economy has entered into a period of inflation, higher interest rates and slower economic growth and some regions may experience a recessionary period and we cannot predict how long such conditions may last or what their ultimate impact may be on our business. Global economic conditions may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our clients, increase the cost of borrowing and cause credit to become more limited and less available, limit our ability to access financing or increase our cost of financing to meet liquidity needs, and affect the ability of our clients to use credit to purchase our services or to make timely payments to us, all of which could have a material adverse effect on our business, financial condition, financial performance and cash flows. Changes in the general level of economic activity, such as decreases in business and consumer spending, could result in pricing pressure on our services and a decrease or delay in demand for the products and services that our clients provide to their customers, and consequently reduce or delay our clients’ or potential clients’ demand for our services, which would reduce our revenue. In some cases, it may mean that our clients enter into insolvency proceedings or default on their obligations to us.

Acts of violence or war may adversely affect worldwide financial markets and could potentially lead to, or exacerbate, an economic recession, which could adversely affect our business, financial performance, financial condition and cash flows. These events could negatively affect our clients’ levels of business activity and precipitate sudden significant changes in regional and global economic conditions and cycles. These events also pose significant risks to our team members and to our delivery locations and operations around the world. We generally do not have insurance for losses and interruptions caused by terrorist attacks, military conflicts and wars. Any such event could have a material adverse effect on our business, financial performance, financial condition and cash flows.

In particular, in February 2022, Russia, aided by Belarus, commenced military operations in Ukraine, which are still continuing. In response to the conflict, a number of countries including the United States, Canada and other NATO countries, have imposed significant sanctions against Russia and Belarus, and a number of individuals and enterprises in both countries. The prolonged conflict has resulted in increased political uncertainties and volatility in the global economy, which is affecting businesses around the world, including our clients. The scope, intensity, duration and outcome of the conflict is uncertain. If the conflict and the sanctions intensify, this may adversely impact our clients and their demand for our services, which may have a material adverse impact on our results of operations. Additionally, although we do not operate in Russia, Belarus or Ukraine, we have operations and team members in neighboring countries and any escalation of the conflict could adversely impact our operations and team members in these countries, which could materially impact our ability to deliver services to our clients, and may have a material effect on our results of operations.

There is also no certainty that the current conflict between Russia and Ukraine will not draw military or other intervention from additional countries, which could lead to a much larger conflict and/or additional sanctions, which could further negatively impact the global economy. In addition, we cannot predict the impact that an escalation of the conflict may have on our clients and their financial conditions. Any material adverse effect on our clients, including due to conflict, could adversely impact us. Further, the risk of cybersecurity incidents has increased in connection with the ongoing conflict. It is possible that these attacks could have collateral effects on critical communications infrastructure and financial institutions globally, which could adversely affect our operations and could increase the frequency and severity of cyber-based attacks against our information technology systems. The proliferation of malware from the conflict into systems unrelated to the conflict, or cyberattacks against companies based in countries that have instituted sanctions against Russia and Belarus, such as the United States, could also adversely affect our results of operations. To the extent the current conflict between Russia and Ukraine adversely affects our business, it may also have the effect of heightening many other risks disclosed in this Annual Report.

Additionally, our operations may continue to be disrupted by variants arising from the COVID-19 pandemic and related response measures, particularly if the pandemic worsens as a result of new viral variants or otherwise. Governmental measures and regulations, such as city or country-wide lockdowns, local, domestic and international travel restrictions, vaccination requirements, as well as temporary closures of our sites and the enabling infrastructure necessary for our business to operate smoothly, may continue to result in restrictions on our ability to fully deliver services to our clients. Such measures present concerns that may dramatically affect our ability to conduct our business effectively, including, but not limited to, adverse effects on our team members’ health, a slowdown and often a stoppage of delivery, work, travel and other activities which are critical for maintaining on-going business activities. Our ability to continue operations effectively during an epidemic or pandemic, or other outbreak of disease, is dependent on a number of factors, such as the continued availability of high-quality internet bandwidth, an uninterrupted supply of electricity, the sustainability of social infrastructure to enable our team members who are working remotely to continue delivering services, and on otherwise adequate conditions for remote-working, all of which are outside of our control.

In addition, the effects of the pandemic have previously caused, and may in the future cause, our clients to defer decision making, delay planned work, reduce volumes or seek to terminate current agreements with us, particularly in verticals that are especially negatively impacted by the pandemic, such as Travel and Hospitality, as well as reduce our ability to hire new team members, disrupt our supply chain, impair our ability to generate new business and expand relationships with existing clients, all of which could adversely affect our business and financial condition. To the extent an epidemic, pandemic, or other outbreak of disease adversely affects our business, financial condition, financial performance and cash flows, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section, including risks related to client confidentiality and privacy, IT security and fraud as a result of employees working from home, and exposure to wage and hour claims related to remote working. Even as the COVID-19 pandemic has moderated, we may see new variants arise and, although in some cases business conditions have eased, we may continue to experience similar adverse effects resulting from long-term changes to the behavior of our clients and a challenging economic environment that may persist.

We are vulnerable to natural disasters, technical disruptions, pandemics, accidents and other events impacting our facilities that could severely disrupt the normal operation of our business and adversely affect our business, financial performance, financial condition and cash flows.

Our delivery locations and our data and voice communications, including in Central America, India, Europe and the Philippines, in particular, may be damaged or disrupted as a result of natural disasters or extreme weather events, including those resulting from or exacerbated by climate change, such as earthquakes, floods, volcano eruptions, heavy rains, winter storms, tsunamis and cyclones; epidemics or pandemics, or other outbreaks of disease; technical disruptions and infrastructure breakdowns including damage to, or interruption of, electrical grids, transportation systems, communication systems or telecommunication cables; issues with information technology systems and networks, including computer glitches, software vulnerabilities and electronic viruses or other malicious code; accidents and other events such as fires, floods, failures of fire suppression and detection, heating, ventilation or air conditioning systems or other events, such as protests, riots, labor unrest, security threats and terrorist attacks. Any of these events may lead to the disruption of information systems and telecommunication services for sustained periods and may create delays and inefficiencies in providing services to clients and potentially result in closure of our sites. They may also make it difficult or impossible for team members to provide our services. Damage or destruction that interrupts our provision of services could adversely affect our reputation, our relationships with our clients, our leadership team’s ability to administer and supervise our business or may cause us to incur substantial additional expenditures to repair or replace damaged equipment or sites. We may also be liable to our clients for disruption in service resulting from such damage or destruction. Our resiliency and disaster recovery plans may not be adequate to provide continuity and reliability of service during disruptions or reduce the duration and impact of service outages sufficiently or at all. While we currently have commercial liability insurance, our insurance coverage may be insufficient or may not provide coverage at all for certain events. Furthermore, we may be unable to secure such insurance coverage at premiums acceptable to us in the future, or such insurance may become unavailable. Prolonged disruption of our services could also entitle our clients to terminate their contracts with us or require us to pay penalties or damages to our clients. Any of the above factors may materially adversely affect our business, financial performance, financial condition and cash flows.

Our client contracts, which can be canceled at any time, are generally long-term, requiring us to estimate the resources and time required for the contracts upfront, and contain certain price benchmarking, compliance-related penalties and other provisions averse to us, all of which could have an adverse effect on our business, financial performance, financial condition and cash flows.

Our client contracts typically range from three to five years and in many cases may be terminated by our clients for convenience with limited notice and without payment of a penalty or termination fee, do not have specific volume commitments and allow our clients to delay, postpone, cancel or remove certain services without canceling the whole contract, all of which would adversely impact our revenue. We may not be able to replace any client that elects to terminate or not renew its contract with us, which would reduce our revenues.

Additionally, our contracts require us to comply with, or facilitate, our clients’ compliance with numerous and complex legal regimes on matters such as anti-corruption, internal and disclosure control obligations, data privacy and protection, wage-and-hour standards, and employment and labor relations. Many of our contracts contain provisions that would require us to pay penalties to our clients and provide our clients, which in some cases could result in high or unlimited liability, with the right to terminate the contract if we do not meet pre-agreed service level requirements. Failure to meet these requirements or accurately estimate the productivity benefits could result in the payment of significant penalties to our clients, which in turn could have a material adverse effect on our business, financial performance, financial condition and cash flows.

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

Our ability to continue to expand the nature, scope and complexity of our engagements depends on our ability to attract new or existing clients to an expanded collection of service offerings. For complex projects, we are more likely to compete with large, well-established international firms, many of which have greater resources and market reputation than we do. To compete for these projects, we will likely incur increased sales and marketing costs and will need to maintain close relationships with our clients and have a thorough understanding of their operations. Our success will depend upon a number of factors, including our ability to establish such relationships, form a team with the necessary skills and meet our client needs at the necessary scale in the required timeframes. For example, if a new program requires us to hire a large number of team members with specific skills in a specific geography, we could face challenges in implementing the program on a client’s desired timetable or at all. Our failure to deliver services that meet the requirements specified by our clients could result in termination of client contracts, which could result in us being liable to our clients for significant penalties or damages and negatively impact our reputation. More complex projects may involve multiple engagements or stages, and there is a risk that a client may choose not to retain us for later stages or may cancel or delay additional planned engagements, which may be the more profitable portions of the overall planned engagement. Such cancellations or delays make it difficult to plan for project resource requirements and inaccuracies in such resource planning and allocation may have a material adverse impact on our financial performance, financial condition and cash flows.

We often face a long selling cycle, which may or may not be successful. If we are successful but fail to then successfully implement, negotiate a contract or, where applicable, run a pilot program, our business, financial performance, financial condition and cash flows may be adversely affected.

We often face a long selling cycle to secure a new client contract or launch a new program for an existing client, during which we typically incur significant business development expenses. If we are unsuccessful during the selling cycle, we will not receive revenues or reimbursement for our expenses. If we are successful, a long implementation and contract negotiation period could follow and, in some cases, a pilot program may also occur, all of which may not be successful. When we are successful, our clients may experience delays in obtaining internal approvals or delays associated with technology or system implementations, thereby delaying or lengthening the implementation cycle. We begin to receive revenues when implementation starts. There is then a long ramping up period in order to commence providing the services, which may result in further delay in us receiving revenues. If we are not successful in our sales cycle, implementation, negotiation of a contract, where applicable, running a pilot program or in maintaining or reducing the duration of unprofitable initial periods in our contracts, our business, financial performance, financial condition and cash flows may be adversely affected.

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

Some countries and special interest groups in the United States, Europe and other regions where we have clients have expressed a perspective that associates offshore outsourcing with the loss of jobs in a domestic economy. This has resulted in increased political and media attention to offshore outsourcing, especially in the United States. It is possible that there could be a change in the existing laws that would restrict or require disclosure of offshore outsourcing by our clients or impose new standards that have the effect of restricting the use of certain visas in the foreign outsourcing context. Some legislative proposals, if enacted as proposed, would increase the administrative and operational complexities of establishing or maintaining delivery locations in the locations where that legislation is introduced and could reduce client demand for our services. Such proposals include ones that require our delivery locations disclose their geographic locations, require notice to individuals whose personal information is disclosed to non-U.S. affiliates or subcontractors, require disclosures of companies’ foreign outsourcing practices, or restrict U.S. private sector companies that have federal government contracts, federal grants or guaranteed loan programs from outsourcing their services to offshore service providers. In addition, changes in laws and regulations concerning the transfer of personal information to other jurisdictions could limit our ability to engage in work that requires us to transfer data in one jurisdiction to another. Potential changes in tax laws may also increase the overall costs and economics of offshore outsourcing. Such changes could have an adverse impact on the economics of outsourcing for private companies in the United States, which could, in turn, have an adverse impact on our business with U.S. clients.

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

In providing our content moderation services, we may not meet the expectations of clients, their users, community members and government officials.

The content that our team members analyze is selected for review by our clients, often based on user referrals or automated identification, and is moderated by our team members, both manually and with the support of technology, based on policies and rules that are set out by our clients.

Our team members use tools developed by our clients to identify content for moderation. These tools may fail to identify content that violates our clients’ content policies or community guidelines or, in certain jurisdictions, legal requirements. This could be the result of deliberate evasive actions by users, limitations in our clients’ content identification tools, bias, errors, malfunctions and other factors. In addition, our team members may erroneously moderate content or fail to moderate content due to the subjective nature of our clients’ policies or rules, as a result of human error, as a result of the inadequacy or failure of technological tools that assist them in content moderation, or otherwise. Objectionable content that users, affected community members and government officials expect to be removed could, therefore, not be subject to review by our team members or could fail to be removed. Conversely, content that users, affected community members and government officials expect to remain on the platform could be removed by our content moderation team members. Our clients’ users or members of affected communities may disagree with decisions to remove (or not remove) certain content. For example, protesters in Belgium and Bulgaria recently alleged that our content moderation decisions disproportionately promoted anti-European and pro-Russia voices, and removed anti-Russian content that favored Ukraine.

Although the design of the methods employed to select content for review is not within the scope of the services we provide and each of our clients sets the parameters of the types of content that we are required to moderate, the failure to moderate (or not moderate) content that users, affected community members and government officials believe should be moderated (or not moderated) could adversely impact our reputation for content moderation service delivery and in the community generally, and our ability to attract and retain clients and team members. A failure to properly moderate content on our clients’ platforms could also expose us to liability to our clients or users of our clients’ platform. Additionally, a failure to moderate content in the manner expected by government officials in the markets where we operate could subject us to sanction. Furthermore, as we continue to expand our content moderation service offerings, certain clients may require us to assume liability for failure to comply with certain contractual requirements imposed by the client related to certain objectionable user-generated content on our clients’ platforms, which may increase our costs and materially impact our results of operations.

Our inability to manage our rapid growth effectively could have an adverse effect on our business and financial results.

We are experiencing rapid growth and continue to significantly expand our operations and number of team members. We expect to continue with our geographic expansion and develop and improve our internal systems in the locations where we operate in order to address the anticipated continued growth of our business, which we may not be able to do effectively or on a timely basis in order to meet the ongoing needs of our clients and to meet our current growth trajectory. We also need to manage cultural differences between our team member populations and that may increase the risk for employment law claims. Our inability to execute our growth strategy, to ensure the continued adequacy of our current systems or to manage our expansion, workforce capital and other resources effectively could have a material adverse effect on our business, financial performance, financial condition and cash flows.

We rely on certain infrastructure and third party services in order to provide our solutions and run our business and any failure, disruption or loss of the right to use such infrastructure, or disruption in the supply of third parties’ goods and services, could have an adverse effect on our business, client relationships, financial performance, financial condition and cash flows.

In order to provide our solutions and run our business, we rely on certain infrastructure and third party providers for software, services and computer hardware, either purchased or licensed.

With respect to infrastructure, we depend on offshore and nearshore delivery locations to deliver services and so must maintain active voice and data communications and transmission among our delivery locations, our international technology hubs and our clients’ offices. Disruptions could result from, among other things, technical breakdowns, faulty systems or software, computer glitches, viruses and other malicious software, weather conditions, global pandemics and geopolitical instability. Further, our business continuity plans may not be successful in mitigating the effects of such events. We also depend on certain significant vendors for facility storage and related maintenance of our key technology equipment and data at those technology hubs, as well as for some of the third-party technology and platforms we sometimes use to deliver our services. With respect to services, we rely on a limited number of cloud computing providers for a distributed computing infrastructure platform for our business operations, or what is commonly referred to as a “cloud” computing service.

This infrastructure and third-party software, hardware, services, including cloud computing services, may not continue to be available, may not be available on commercially reasonable terms or we may experience a degradation of, disruption of or interference with their supply. Any adverse impact to our infrastructure or the right to use or failures of third-party hardware, software or services could impact our leadership team’s ability to administer and supervise our business and may result in delays in our ability to provide our solutions, maintain our quality of service or run our business until equivalent supply is developed by us or, if available, identified, obtained and integrated, which could be costly and time-consuming and may not result in an equivalent solution. In addition, if we cannot, or do not, meet our contractual obligations with vendors, they may have the right to terminate their contracts with us, in which case we may not be able to provide clients solutions and services dependent on the products or services provided to us by such contracts. Any of the foregoing could have an adverse effect on our business, client relationships, reputation, financial performance, financial condition and cash flows.

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

Additionally, certain vendors provide services to us pursuant to such vendors’ contracts with TELUS, and as a result, such services may be subject to interruptions due to factors beyond our control, or may be renegotiated from time to time without our participation on terms we cannot control. Any disruption of or interference with our use of these vendors or material changes in the price for such services would adversely impact our operations and our business, financial performance, financial condition and cash flows may be adversely impacted.

We may be unable to successfully identify, complete, integrate and realize the benefits of acquisitions or manage the associated risks, all of which could have a material adverse effect on our business, financial performance, financial condition and cash flows.

A key part of our business strategy is to continue to selectively consider acquisitions or investments, some of which may be material. Through the acquisitions we pursue, we may seek opportunities to expand the scope of our existing services, add new clients or enter new geographic markets. There can be no assurance that we will successfully identify suitable candidates in the future for strategic transactions at acceptable prices or at all, have sufficient capital resources or financing opportunities to finance potential acquisitions or be able to consummate any desired transactions. Our failure to complete potential acquisitions in which we have invested or may invest significant time and resources could have a material adverse effect on our business, financial performance, financial condition and cash flows. Financing of completed acquisitions may result, and in the case of WillowTree, has resulted, in the incurrence of indebtedness and the issuance of additional equity securities.

Acquisitions, including completed acquisitions, involve complex operational, technological and personnel-related challenges, which are time-consuming and require significant investment and may disrupt our ongoing business operations. Furthermore, integration involves a number of risks, including, but not limited to:
•diversion of management’s attention from operating our business;
•retaining and developing our relationships with key clients and seeking new revenue opportunities;
•failing to retain key personnel of acquired companies, particularly to competitors, or facing resultant labor disputes, strikes or similar disruptions;
•facing legal and other risks and liabilities relating to the acquisition or the acquired entity’s historic operations, which may be unanticipated or undisclosed and for which we may not be indemnified fully or at all;
•integrations of our operations including, in the case of WillowTree, doing so in compliance with the agreements entered into with members of WillowTree management;
•completion of post-acquisition activities, such as alignment of employee cultures, corporate and accounting policies, controls and procedures, employee transfers and moves, information systems integration, optimization of service offerings and the establishment of control over new operations;

•information systems and other platform integration, including, where applicable, effective disclosure controls and procedures and internal control over financial reporting for the combined company, enabling us to continue to comply with IFRS and applicable U.S. and Canadian securities laws and regulations;
•difficulty comparing and integrating financial reporting due to differing financial and/or internal reporting systems;
•making any necessary modifications to internal controls over financial reporting to comply with applicable rules and regulations; and
•possible tax costs or inefficiencies associated with integrating the operations of the combined global company.

These factors could cause us to not fully or timely integrate acquired companies into our business, to fail to develop such companies in the way we expected or to fail to realize the anticipated growth, financial and/or strategic benefits, including but not limited to anticipated revenues and synergies of the acquisition, or cause the costs of achieving these benefits to be higher than expected, any of which could have a material adverse effect on our business, financial condition and results of operations.

In addition, following the completion of acquisitions, we may be required to rely on the seller to provide administrative and other support, including financial reporting and internal controls over financial reporting, and other transition services to the acquired business for a period of time. We may not have experience in working with the sellers of the business we have acquired to obtain the necessary support to operate a newly acquired business. There can be no assurance that the seller will do so in a manner that is acceptable to us or at all.

We are subject to economic, political and other risks of doing business globally and in emerging markets.

We are a global business with a substantial majority of our physical assets and operations located outside Canada and the United States. In addition, an important component of our growth strategy is our continuing international expansion, including in Europe and Asia-Pacific. We continuously evaluate additional locations outside of our current operating geographies in which to invest in delivery locations, in order to maintain an appropriate cost structure for our client programs.

Due to the international nature of our business, we are exposed to various risks of international operations, including: adverse trade policies or trade barriers; inflation, hyperinflation and adverse economic effects resulting from governmental attempts to control inflation, such as the imposition of wage and price controls and higher interest rates; difficulties in enforcing agreements or judgments and collecting receivables in foreign jurisdictions; exchange controls or other currency restrictions and limitations on the movement of funds, such as on the remittance of dividends by subsidiaries; foreign currency fluctuations; inadequate infrastructure and logistics challenges; sovereign risk and the risk of government intervention, including through expropriation, or regulation of the economy; unexpected changes in regulatory regimes; challenges in maintaining an effective internal control environment with operations in multiple international locations, including language and cultural differences, expertise in international locations and multiple financial information systems; concerns relating to the protection and security of our personnel and assets; international trade and political disputes; and labor disruptions, civil unrest, political instability, wars or other armed conflict. These risks may be especially significant if we expand into less developed countries that have less political, social or economic stability and more vulnerable infrastructure and legal systems.

These risks may impede our strategy by limiting the countries and regions in which we are able to expand. The impacts of these risks may also only materialize after we have begun preparations and made investments to provide services in this new country or region. The exposure to these risks may require us to incur additional costs to mitigate the impact of these risks on our business or adversely affect our ability to repatriate cash.

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

International trade and political disputes can also adversely affect the operations of multinational corporations like ours by limiting or disrupting trade and business activity between countries or regions. For example, we may be required to limit or halt operations, terminate client relationships or forego profitable client opportunities in countries which may, in the future, be subject to sanctions or other restrictions on business activity by corporations such as ours, by U.S. or Canadian legislation, executive order or otherwise. Some of our clients have been targeted by and may, in the future, be subject to such sanctions. Additionally, failure to resolve the trade dispute between the countries may also lead to unexpected operating difficulties in certain countries, including enhanced regulatory scrutiny, greater difficulty transferring funds or negative currency impacts.

All the foregoing could have a material adverse effect on our business, financial performance, financial condition and prospects.

If we are not able to manage our resource utilization levels or price our services appropriately, our business, financial performance, financial condition and cash flows may be adversely affected.

Our profitability is largely a function of the efficiency with which we use our resources, particularly our team members and our delivery locations, and the pricing that we are able to obtain for our services. Our resource utilization levels are affected by a number of factors, including our ability to attract, train, and retain team members, transition team members from completed projects to new assignments, forecast demand for our services (including potential client reductions in required resources or terminations) and maintain an appropriate number of team members in each of our delivery locations, as well as our need to dedicate resources to team member training and development. The prices we are able to charge for our services are affected by a number of factors, including price competition, our ability to accurately estimate revenues from client engagements, our ability to estimate resources and other costs for long-term pricing, margins and cash flows for long-term contracts, our clients’ perceptions of our ability to add value through our services, introduction of new services or products by us or our competitors, and general economic and political conditions. Therefore, if we are unable to appropriately price our services or manage our resource utilization levels, there could be a material adverse effect on our business, financial performance, financial condition and cash flows.

TALENT-RELATED RISKS

Our growth prospects are dependent upon attracting and retaining enough qualified team members to support our operations, as competition for talent is intense, and failure to do so may result in an adverse impact on our business and financial results.

Our business is highly competitive and success is dependent on our ability to access, attract and retain skilled labour in diverse markets around the world. Our growth prospects, success and ability to meet our clients’ expectations and our growth objectives depend on our ability to recruit and retain team members with the right technical skills and/or language capabilities at competitive cost levels. In many of the geographies we operate there may be a limited pool of potential professionals with the skills we seek. For example, the success of the TIAI business depends significantly on its ability to attract and retain a large number of individuals to serve as annotators in various geographic markets. If individuals choose not to offer their services through the TIAI crowdsourcing solution, or elect to offer them through a competitor’s solution, we may lack a sufficient supply of qualified individuals to service the entirety of our clients’ demand with sufficient speed, scale and quality or at all. The increased competition for these professionals increases our costs to recruit and retain team members, in particular, key sales and account management talent, without which it may reduce our ability to gain new business and maintain existing client relationships.

Additionally, our failure to provide innovative benefits to our team members could decrease our competitiveness as an employer and adversely impact our ability to attract and retain a skilled workforce. We have had to offer, and believe we will need to continue to offer, differentiated compensation packages, specific to the geography and skill sets of the required team members. We have also had to incur costs to provide specialized services and amenities to our team members that impact the profitability of our business. We may need to make significant investments to attract and retain team members and we may not realize sufficient returns on these investments. An increase in the attrition rate among our team members, particularly among our higher-skilled workforce, would increase our recruiting and training costs and decrease our operating efficiency, productivity and profit margins. From time to time, and over the course of 2022 in some regions, we have also experienced higher levels of voluntary attrition, and, in those periods, we have been required to expend time and resources to recruit and retain talent, restructure parts of our organization, and train and integrate new team members. Without the right support, we may see a decline in our ability to meet our clients’ demands, which may impact the demand for our services and we may not be able to innovate or execute quickly on our strategy, and our ability to achieve our strategic objectives will be adversely impacted and our business will be harmed. In addition, if TIAI’s top clients reduce the volume of services they receive from the TIAI business or otherwise limit, modify or terminate their relationships with us, including as a result of the change of control in TIAI in connection with the acquisition, we may lack sufficient opportunities for our independent contractors to provide annotation services, which may reduce the perceived utility of our solution.

Evolving technologies, competition and/or client demands may entail high costs associated with hiring or retaining team members, with the necessary backgrounds and skills to meet our customers’ expectations and to develop new business. Changing team member demographics, organizational changes, inadequate organizational structure and staffing, inadequate team member communication, changes in the effectiveness of our leadership, a lack of available career and development opportunities, changes in compensation and benefits, the unavailability of appropriate work processes and tools, client reductions and operational efficiency initiatives may also negatively affect team member morale and engagement, harm our ability to retain acquired talent from our acquisitions, increase team member turnover, increase the cost of talent acquisition and negatively impact service delivery and the customer experience. If we are unable to attract and retain sufficient numbers of highly skilled professionals, our ability to effectively lead our current projects and develop new business could be jeopardized, and our business, financial performance, financial condition and cash flows could be materially adversely affected.

If we cannot maintain our culture as we grow, our services, financial performance and business may be harmed.

We believe that our unique customer-first and caring culture has led to our ability to attract and retain a highly skilled, diverse, engaged and motivated workforce. This has driven our strong client retention and the higher satisfaction scores we receive from our clients’ customers, which has, in part, been responsible for our growth and differentiation in the marketplace. It may become more difficult to maintain this culture if we continue to evolve our products and services, grow into new geographies, open new delivery locations, increase the number of team members and acquire new companies. If our unique culture is not maintained, our ability to attract and retain highly skilled team members and clients may be adversely impacted, and our operational and financial results may be negatively affected.

The inelasticity of our labor costs relative to short-term movements in client demand could adversely affect our business, financial condition and financial performance.

Our business depends on maintaining large numbers of team members to service our clients’ business needs and on being able to quickly respond to new client programs or new programs for existing clients. We try, where possible, to not terminate team members in response to temporary declines in demand. Rehiring and retraining team members at a later date could force us to incur additional expenses and we may not be able to do so in a timely manner or even find the required skill set. Termination of our team members could have a negative impact on our hiring and recruitment efforts and the morale of the remaining team members and could involve the incurrence of significant additional costs in the form of severance payments, all of which would have an adverse impact on our operating profit margins. Legal requirements related to the termination of team members in the countries and cities where we operate limit our ability to adjust our labor costs for unexpected changes in client demand, which could have a material adverse effect on our business, financial condition and financial performance. See also “—Our growth prospects are dependent upon attracting and retaining enough qualified team members to support our operations, as competition for highly skilled personnel is intense, and failure to do so may result in an adverse impact on our business and financial results”.

Team member wage increases in certain geographies may prevent us from sustaining our competitive advantage and may reduce our profit margin.

Our most significant costs are the salaries and related benefits of our team members. Our wage costs in certain countries where we operate have historically been significantly lower than wage costs elsewhere, including in particular in North America, which has been one of our competitive advantages. As economic growth increases in the countries where we benefit from lower wage costs, concurrent with increased demand by us and our competitors for skilled employees, wages for comparably skilled employees are increasing at a faster rate than elsewhere, which may, over time, reduce this competitive advantage. Similarly, inflationary pressures could drive up wage costs in those areas where we have historically enjoyed a competitive advantage. In connection with potential future growth and inflation, we may need to increase our team member compensation more rapidly than in the past to remain competitive in attracting and retaining the quality and number of team members that our business requires. To the extent that we are not able to control or share wage increases with our clients, wage increases may reduce our margins and cash flows. We may not be successful in our attempts to control such costs.

Our policies, procedures and programs to safeguard the health, safety and security of our team members, particular our content moderation team members, may not be adequate.

Despite our best efforts, we may not be able to implement best practices to safeguard our team members, independent contractors, clients and others at our worksites. As a result, we may experience negative impacts to our reputation, team engagement and operations and, where applicable, we may not have any or sufficient insurance coverage for any resultant legal liability or fines arising from health, safety or security incidents.

Of particular consideration are our content moderation team members given the challenging nature of their work, which may result in adverse psychological or emotional consequences. The wellness and resiliency programs that we provide to support our content moderators may be ineffective in mitigating the effects on them of the content to which they are exposed, which could lead to higher expenses to support our team members, higher levels of voluntary attrition and increased difficulty retaining and attracting team members. If we are not able to effectively attract and retain content moderation team members, we may experience a decline in our ability to meet our clients’ expectations, which may adversely impact our reputation, our revenue and the demand for our services

We may be required under applicable law to provide accommodations for team members who experience or who assert they are experiencing mental health consequences as a result of performing content moderation. These accommodations could result in increased costs and reductions in the availability of team members who can perform these tasks, which could have a material adverse effect on our financial results. Our content moderation team members may also make claims under workers’ compensation programs or other public or private insurance programs in connection with negative mental health consequences experienced in connection with their employment, which could result in increased costs. We may also be exposed to claims by team members under applicable labor and other laws. Such litigation, whether or not ultimately successful, could involve significant legal fees and result in costly remediation, including payments for psychological treatment and ongoing monitoring, preventative intervention and treatment costs, which could have a material adverse effect on our financial results. The measures we have implemented to ensure the well-being of our team members may not be sufficient to mitigate the effects on team members or our potential liability under applicable law.

Our senior management team is critical to our continued success and the loss of one or more members of that team could have a material adverse effect on our business, financial performance, financial condition and cash flows.

Our future success substantially depends on the continued services and performance of the members of our senior management team, and other key team members possessing technical and business capabilities, including industry expertise, that are difficult to replace. Specifically, the loss of the services of one or more members of our senior management team, without immediate and suitable successors, could seriously impair our ability to continue to manage and expand our business. There is intense competition for experienced senior management and personnel with technical and industry expertise in our industry. Although we have entered into employment and non-competition agreements with all of our executive officers, certain terms of those agreements may not be enforceable and, in any event, these agreements do not ensure the continued service of these executive officers. Further, although we have engaged in succession planning for our senior management team, we may not successfully implement those plans. In addition, we currently do not maintain “key person” insurance covering any member of our management team. The loss of any of our key team members, particularly to competitors, could have a material adverse effect on our business, financial performance, financial condition and cash flows.

In addition, the senior management of WillowTree is critical to its continued success as part of the Company. The founder and chief executive of WillowTree, who is expected to continue to lead WillowTree’s business following the acquisition, and other key team members possessing technical and business capabilities, including industry expertise, would be difficult to replace and the loss of one or more of these members of WillowTree’s senior management team could have a material adverse effect on our business, financial performance, financial condition and cash flows. Specifically, the loss of the services of WillowTree’s founder and chief executive officer and chief commercial officer, without immediate and suitable successors, could seriously impair our ability to integrate, manage and expand WillowTree’s business as part of the combined entity. Although certain of WillowTree’s management hold securities that are convertible into cash or a combination of cash and subordinated voting shares of the Company, which will be settled over three years, beginning in 2026, subject to achievement of certain performance-based criteria, and although certain of WillowTree’s key team members (other than WillowTree’s founder and chief executive officer and chief commercial officer) are eligible to receive certain compensatory equity securities, settling on the same schedule as securities of management, such incentives may not be sufficient to retain such individuals, especially if the performance-based criteria are not met or there are disputes with respect to the performance-based criteria.

If more stringent labor laws become applicable to us, if we are subject to more employment-related litigation, if our team members unionize, strike or cause other labor-related disruptions, or become part of workers’ councils, our business and financial results may be adversely affected.

Some of the geographies where we operate have stringent employee-friendly labor legislation, including legislation that results in or imposes financial obligations on employers. Therefore, in some countries, it may be difficult for us to maintain flexible human resource policies to dismiss team members when there is a business need, and our compensation and/or legal expenses may increase significantly. Additionally, in certain of the states and regions in which we operate, we are subject to stringent wage and hour requirements, which has exposed us, and we expect will continue to expose us, to claims brought by individual team members and team member groups. Although these claims are not individually or in the aggregate material, we may be subject to more such claims in the future.

In addition, some of our team members may form unions, become part of workers’ councils or may become subject to collective bargaining agreements. In certain countries, we are subject to laws that could require us to establish a co-determined supervisory board, which could subject us to significant additional administrative requirements. As a result, we may be required to raise wage levels or grant other benefits that could result in an increase in our compensation expenses or lack of flexibility, or take on increased costs to address administrative requirements, in which case our financial performance and cash flows may be materially and adversely affected.

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

We generally believe that most of the individuals who provide their data annotation services through TIAI’s crowdsourcing solution are independent contractors. However, the classification of certain individuals who provide their services through third-party platforms as independent contractors, like TIAI’s independent contractors, is currently being challenged in courts, by legislators and by government agencies in the United States and other countries. TIAI has been involved in, and we may continue to be involved in, litigation related to this classification. We may not be successful in defending the independent contractor classification in the jurisdictions where we operate or where such classification is challenged. The costs associated with defending, settling, or resolving any future lawsuits (including demands for arbitration) relating to the independent contractor classification could be material to our business.

Changes to foreign, state, and local laws governing the definition or classification of independent contractors, or judicial decisions regarding independent contractor classification, could require classification of our independent contractors as employees (or workers, quasi-employees or other statuses in jurisdictions where those statuses exist) and/or representation of our crowd members by labor unions. If this were to occur, we could incur significant additional expenses for compensating independent contractors, potentially including expenses associated with the application of wage and hour laws (including minimum wage, overtime, and meal and rest period requirements), employee benefits, social security contributions, taxes (direct and indirect), and penalties. Further, any such reclassification could require us to change our business model for these services, which could consequently have an adverse effect on our business and financial condition.

FINANCIAL RISKS

If we are unable to accurately forecast our pricing models or optimize the mix of products and services we provide to meet changing client demands, or if we are unable to adapt to changing pricing and procurement demands of our clients, our business, financial performance, financial condition and cash flows may be adversely affected.

Our contracts generally use a pricing model that provides for per-productive-hour or per-transaction billing models and compensation for materials and licensing costs. In some of our customer experience management contracts, we commit to long-term pricing structures under which we bear the risk of cost overruns, completion delays, resource requirements, wage inflation and adverse movements in exchange rates in connection with these contracts. Industry pricing models are evolving, and companies are increasingly requesting transaction- or outcome-based pricing or other alternative pricing models, which require us to accurately forecast the cost of performance of the contract against the compensation we expect to receive. These forecasts are based on a number of assumptions relating to existing and potential contracts with existing and potential clients, including assumptions related to the team members, other resources and time required to perform the services and our clients’ ultimate use of the contracted service. If we make inaccurate assumptions in pricing our contracts, our profitability may be negatively affected. In addition, if the number of our clients that request alternative pricing models continues to increase in line with industry trends, we may be unable to maintain our historical levels of profitability under these evolving alternative pricing models and our financial performance may be adversely affected, or we may not be able to offer pricing that is attractive relative to our competitors. Some of our clients’ may continue to evolve their procurement methodology by increasing the use of alternative methods, such as reverse auctions. These methods may impact our ability to gain new business and maintain profit margins, and may require us to adapt our sales techniques, which we may be unsuccessful in doing in a timely manner or at all.

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
We have derived and believe that, in the near term, we will continue to derive, a significant portion of our revenue from a limited number of large clients. For the years ended December 31, 2022 and 2021, three clients each accounted for more than 10% of our revenues, and for the year ended December 31, 2020, two clients each accounted for more than 10% of our revenues. TELUS Corporation, our controlling shareholder and largest client for the year ended December 31, 2022, accounted for approximately 17.3%, 16.1% and 19.6% of our revenue for the years ended December 31, 2022, 2021 and 2020, respectively. Our second largest client for the year ended December 31, 2022, a leading social media company, accounted for 15.0%, 17.7% and 15.6% of our revenue for the years ended December 31, 2022, 2021 and 2020, respectively. Our third largest client, Google, accounted for approximately 11.9%, 11.0% and 7.5% of our revenue for the years ended December 31, 2022, 2021 and 2020, respectively.

Our largest client, based on our revenue earned from them, is TELUS, our controlling shareholder. We provide services to TELUS under the master services agreement (TELUS MSA), which expires in January 2031. The TELUS MSA provides for a minimum annual spend of $200 million, subject to adjustment in accordance with its terms, although TELUS has the ability to delay or terminate specific services for certain specified reasons with limited notice. See “Item 7B—Related Party Transactions—Our Relationship with TELUS—Master Services Agreement”. In addition, the master services agreements (MSAs) with all other clients do not have minimum annual spend and the terms of these master service agreements permit our clients to delay, postpone or even terminate contracted services at their discretion and with limited notice to us.

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

Our growth has not been, and in the future is not expected to be, linear as our period-to-period results fluctuate due to certain factors, including client demand, a long selling cycle, delays or failures by our clients to provide anticipated business, losses or wins of key clients, variations in team member utilization rates resulting from changes in our clients’ operations, delays or difficulties in expanding our delivery locations and infrastructure (including hiring new team members or constructing new delivery locations), capital investment amounts that may be inappropriate if our financial forecasts are inaccurate, changes to our pricing structure or that of our competitors, currency fluctuations, seasonal changes in the operations of our clients, our ability to recruit team members with the right skill set, failure to meet service delivery requirements as a result of technological disruptions, the timing of acquisitions and other events identified in this Annual Report, all of which may significantly impact our results and the accuracy of our forecasts from period to period. For example, the volume of business with some of our clients in our Travel and Hospitality vertical is significantly affected by seasonality, with our revenue typically higher in the third and fourth quarters due to spending patterns of our clients with calendar fiscal years. As a result, it may be difficult for us to accurately make financial forecasts and our actual operating results may experience variability, including falling short of our forecasts.
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

Our business depends on our ability to successfully obtain payment from our clients for work performed and to bill and collect on what are usually relatively short cycles. We evaluate the financial condition of our clients and maintain allowances against receivables, which we might not accurately assess. Actual losses on client balances could differ from what we anticipate and, as a result, we might need to adjust our allowances. Macroeconomic conditions could result, and have resulted, in financial difficulties for our clients which could cause clients to delay payments to us, request modifications to their payment arrangements or default on their payment obligations to us, including, in some cases, as a result of insolvency or bankruptcy. Timely collection of client balances also depends on our ability to complete our contractual commitments, including delivering on the service level our clients expect, and bill and collect our contracted revenues. If our client is not satisfied with our services or we are otherwise unable to meet our contractual requirements, we might experience delays in the collection of and/or be unable to collect our client balances and, if this occurs, our financial performance, financial condition and cash flows could be adversely affected. In addition, if we experience an increase in the time to bill and collect for our services, our cash flows could be adversely affected.

We are subject to additional regulatory compliance requirements, including Section 404 of the Sarbanes-Oxley Act. We had identified material weaknesses in our internal control over financial reporting.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports. Effective internal controls, together with adequate disclosure controls and procedures, are designed to prevent or detect material misstatement due to fraud or error and to provide reasonable assurance as to the reliability of financial reporting. Deficiencies in our internal controls may adversely affect our management’s ability to record, process, summarize, and report financial data on a timely basis. As a public company, we are required by Section 404 of the Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley Act) and applicable Canadian securities laws, including National Instrument 52-109—Certification of Disclosure in Issuers’ Annual and Interim Filings, to include a report of management’s assessment on our internal control over financial reporting and an independent auditor’s attestation report on our internal control over financial reporting in our annual reports on Form 20-F or Form 40-F, subject to certain exceptions. If we fail to comply with the applicable requirements of the Sarbanes-Oxley Act, we may be subject to sanctions, investigations or other enforcement actions by regulatory authorities, including the U.S. Securities and Exchange Commission (SEC) and the New York Stock Exchange (NYSE).

As of December 31, 2021, we had identified material weaknesses in our internal control over financial reporting. Specifically, the Company did not fully design and implement effective controls in response to the risks of material misstatement related to the ongoing integration into our internal control framework of entities acquired by the Company during fiscal year 2020, in particular Lionbridge AI, which was acquired on December 31, 2020, resulting in ineffective control in the financial reporting processes of these recent acquisitions. In response, we have implemented measures during fiscal year 2022 designed to ensure that the control deficiencies in the acquired entities were remediated, such that these controls are designed, implemented, and operating effectively over a sustained period. Based on management assessment as of December 31, 2022, we concluded that these material weaknesses have been remediated. We cannot provide assurance that we will not identify new material weaknesses or that our internal control over financial reporting will be effective in accomplishing all control objectives all of the time. If we fail to maintain an effective system of internal control over financial reporting in the future, we may not be able to accurately and timely report on our operating results or financial condition, which could adversely affect investor confidence in our company and the market price of our subordinate voting shares.

In preparing our financial statements, we make certain assumptions, judgments and estimates, including in particular with respect to the book value of our goodwill, that affect amounts reported in our consolidated financial statements, which, if not accurate, may significantly impact our financial results.

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

In connection with the acquisition of WillowTree and other acquisitions, we have recorded, and in connection with our acquisition strategy, we anticipate continuing to record a significant amount of goodwill. Our carrying value of goodwill is periodically tested for impairment on an annual basis. We assess our goodwill by comparing the recoverable amounts of our cash generating unit to its carrying value. To the extent that the carrying value exceeds its recoverable amount, the excess amount would be recorded as a reduction in the carrying value of goodwill and any remainder would be recorded as a reduction in the carrying value of other assets on a prorated basis. In the event that the carrying amount of goodwill is impaired, any such impairment would be charged to earnings in the period of impairment. Since this involves the use of estimates and our judgment, we cannot assure that any future impairment of goodwill will not have a material adverse effect on our financial performance.

We may incur liabilities for which we are not insured, and may suffer reputational damage in connection with certain claims against us.

We could be sued directly for claims that could be significant, such as claims related to breaches of privacy or network security, infringement of intellectual property rights, violation of wage and hour laws, or systemic discrimination, and our contracts may not fully limit or insulate us from those liabilities. Additionally, in our contracts with our clients, we indemnify our clients for losses they may incur for our failure to deliver services pursuant to the terms of service set forth in such service contracts, and a limited number of our service contracts provide for high or unlimited liability for the benefit of our clients related to damages resulting from breaches of privacy or data security in connection with the provision of our services. Although we have various insurance coverage plans in place, that coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more claims. The policies may also have exclusions which would limit our ability to recover under them, the limits under the policy may be insufficient, or our insurers may deny coverage following their investigation of a claim. Currently we do not have insurance in place for certain types of claims, such as patent infringement, violation of wage and hour laws, failure to provide equal pay in the United States and our indemnification obligations to our clients based on employment law, because it is either not available or is not economically feasible. The successful assertion of one or more large claims against us that are excluded from our insurance coverage or exceed available insurance coverage, or changes in our insurance policies could have a material adverse effect on our business, financial performance, financial condition and cash flows. Furthermore, the assertion of such claims, whether or not successful, could cause us to incur reputational damage, which could have a material adverse effect on our business, financial performance, financial condition and cash flows.

We may not be able to comply with the covenants in our credit agreement, service our debt or obtain additional financing on competitive terms, which could result in a default of our credit agreement.

Our credit agreement contains various restrictive covenants. Our ability to comply with the restrictive covenants in our credit agreement, including the Net Debt to EBITDA ratio covenant, will depend upon our future performance and various other factors, including but not limited to our financial performance, macroeconomic conditions and competitive factors, many of which are beyond our control. The credit agreement also contains covenants related to our relationship with TELUS, which are not in our control. We may not be able to maintain compliance with all of these covenants. In that event, we may not be able to access the borrowing availability under our credit agreement and we may need to seek an amendment to our credit agreement or may need to refinance our indebtedness. There can be no assurance that we can obtain future amendments of or waivers under our existing and any future credit agreements and instruments, or refinance borrowings under our credit agreement, and, even if we were able to obtain an amendment or waiver in the future, such relief may only last for a limited period. Any noncompliance by us with the covenants under our credit agreement could result in an event of default thereunder, which may allow the lenders to accelerate payment of the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In the event our creditors accelerate the repayment of our indebtedness, we cannot assure you that we would have sufficient assets to make such repayment.

Our cash flow from operating activities will provide the primary source of funds for our debt service payments. If our cash flow from operating activities declines, we may not be able to service or refinance our current debt, which could adversely affect our business and financial condition. Our credit facility exposes us to changes in interest rates. We currently use a cross-currency interest rate swap to effect a net investment hedge, which also converts an amortizing portion of our credit facility to a fixed interest rate, thus reducing a portion of our variable rate interest exposure; however, such hedging activities may not be successful in mitigating the risk of increasing interest rates, which may increase our debt service payments.

Fluctuations in foreign currency exchange rates could harm our financial performance.

Our primary operating currency is the U.S. dollar, but we also generate revenue and incur expenses in other currencies, including the European euro, the Philippine peso and the Canadian dollar. As we expand our operations to new countries, our exposure to currency fluctuations will increase. Fluctuations in currency exchange rates between the U.S. dollar and other currencies we transact in may adversely impact our financial results.

Our financial performance could be adversely affected over time by certain movements in exchange rates, particularly if currencies in which we incur expenses appreciate against the U.S. dollar or if the currencies in which we receive revenues depreciate against the U.S. dollar. Although we take steps to hedge a portion of our foreign currency exposures, a portion remains unhedged and there is no assurance that our hedging strategy will be successful or that the hedging markets will have sufficient liquidity or depth for us to implement our strategy in a cost-effective manner. In addition, in some countries such as China, we are subject to legal restrictions on hedging activities, as well as convertibility of currencies, which could limit our ability to use cash generated in one country to invest in another and could limit our ability to hedge our exposures. Finally, our hedging policies only provide near term protection from exchange rate fluctuations. If currencies in which we incur expenses appreciate against the U.S. dollar, we may have to consider additional means of maintaining profitability, including by increasing pricing or reducing costs, which may or may not be achievable.

Our financial condition could be negatively affected if countries reduce or withdraw tax benefits and other incentives currently provided to companies within our industry or if we are no longer eligible for these benefits.

TELUS International operates in multiple jurisdictions with different tax policies and tax rates, which increases our exposures to multiple forms of taxation. Our tax expense and cash tax liability in the future could be adversely affected by various factors, including, but not limited to, changes in tax laws (including tax rates and the potential introduction of global minimum taxes), regulations, accounting principles or interpretations, the potential adverse outcome of tax examinations, our assessment of the availability of certain tax incentives and exemptions and international tax complexity and compliance. Changes in the valuation of deferred tax assets and liabilities, which may result from a decline in our profitability or changes in tax rates or legislation, could have a material adverse effect on our tax expense.

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

Additionally, certain of our delivery locations, such as those in India, Philippines, El Salvador and Turkey, benefit from certain corporate tax incentives, benefits and exemptions. To the extent such favorable tax treatments are disputed, discontinued or phased out (like tax exemptions applicable to our Indian delivery locations), or we lose eligibility for them, our effective tax rate may increase and our financial condition and results of operations could be adversely affected.

Furthermore, our US subsidiaries are subject to the base erosion and anti-abuse tax (BEAT), which was enacted in 2017 as a part of the Tax Cuts and Jobs Act. The BEAT is a minimum tax that applies to the extent that a taxpayer’s BEAT liability exceeds the regular tax liability. The United States Internal Revenue Service (IRS) could disagree with our calculation of the BEAT liability or the interpretations on which those calculations are based and assess additional taxes, interest and penalties, adversely affecting our financial condition and results of operations.

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

LEGAL & REGULATORY RISKS

We and our clients are subject to laws and regulations globally, which increases the difficulty of compliance and may involve significant costs and risks. Any failure to comply with applicable legal and regulatory requirements could have a material adverse effect on our business, financial performance, financial condition and cash flows.

The jurisdictions where we operate, as well as our contracts, require us to comply with or facilitate our clients’ compliance with numerous, complex, often evolving and sometimes conflicting legal regimes, both domestically and internationally. These laws and regulations relate to a number of aspects of our business, including anti-corruption, internal and disclosure control obligations, data privacy and protection, wage-and-hour standards, employment and labor relations, trade protections and restrictions, import and export control, tariffs, taxation, sanctions, data and transaction processing security, payment card industry data security standards, records management, user-generated content hosted on websites we operate, privacy practices, data residency, sustainability including climate-related activities, corporate governance, anti-trust and competition, team member and third-party complaints, telemarketing regulations, telephone consumer regulations, government affairs and other regulatory requirements affecting trade and investment. Failure to perform our services in a manner that complies with any such requirements could result in breaches of contracts with our clients. The application of these laws and regulations to our clients is often unclear, evolving and may at times conflict. The global nature of our operations increases the difficulty of compliance. For example, in many foreign countries, particularly in those with developing economies, it is common to engage in business practices that are prohibited by regulations applicable to us or our clients, including Canada’s Corruption of Foreign Public Officials Act and the United States Foreign Corrupt Practices Act. We cannot provide assurance that our clients will not take actions in violation of our internal policies or Canadian or United States laws. Further, new regulations for climate-change disclosure and other sustainability efforts are being considered in many jurisdictions around the world and may be applied differently in different regions. Compliance with these laws and regulations may involve significant costs, consume significant time and resources or require changes in our business practices that result in reduced revenue and profitability. We may also face burdensome and expensive governmental investigations or enforcement actions regarding our compliance, including being subject to significant fines. Non-compliance could also result in fines, damages, criminal sanctions against us, our officers or our team members, prohibitions on the conduct of our business, and damage to our reputation, restrictions on our ability to process information, allegations by our clients that we have not performed our contractual obligations or other unintended consequences. In addition, we are required under various laws to obtain and maintain accreditations, permits and/or licenses for the conduct of our business in all jurisdictions in which we have operations and, in some cases, where our clients receive our services, including the United States, Canada and Europe. If we do not maintain our accreditations, licenses or other qualifications to provide our services or if we do not adapt to changes in legislation or regulation, we may have to cease operations in the relevant jurisdictions and may not be able to provide services to existing clients or be able to attract new clients. Our failure to comply with applicable legal and regulatory requirements could have a material adverse effect on our business, financial performance, financial condition and cash flows.

The unauthorized disclosure of sensitive or confidential data (including customer, client, and/or employee data), through cyberattacks or otherwise, could expose us to potential harms including fines, fees, or penalties, protracted and costly litigation, reputational damage, and loss of business relationships.

We process, and sometimes collect and/or store sensitive data, including, but not limited to, personal data regulated by the General Data Protection Regulation (GDPR), The Personal Information Protection and Electronic Documents Act, California Consumer Privacy Act (CCPA), the California Invasion of Privacy Act, Personal Data Protection Bill of 2018, and the Data Privacy Act of 2012, of our clients’ end customers in connection with our services, including names, addresses, social security numbers, personal health information, credit card account numbers, checking and savings account numbers and payment history records, such as account closures and returned checks. In addition, we collect and store data regarding our team members. As a result, we are or may be subject to various data protection laws and regulations (as described above), and other industry-specific regulations and privacy laws and standards in the countries in which we operate, including the GDPR, the CCPA, HIPAA, the Health Information Technology for Economic and Clinical Health Act and the Payment Card Industry Data Security Standard. Failure to comply with applicable laws, regulations and standards could result in significant fines and penalties. The legislative and regulatory frameworks for privacy issues are rapidly evolving in many jurisdictions where we operate and are likely to remain uncertain and dynamic for the foreseeable future. The interpretation and application of such legal and regulatory regimes is often unclear or unsettled, and they may be interpreted and applied in a manner inconsistent with our current policies and practices, which may require changes to the features of our company’s platform or prohibit certain of our operations in certain jurisdictions. In addition, certain jurisdictions have adopted laws and regulations that restrict the transfer of data belonging to residents outside of their country. These laws and regulations could limit our ability to transfer such data to the locations in which we conduct operations, which would place limitations on our ability to operate our business.

Many jurisdictions, including all U.S. states, have enacted laws requiring companies to notify individuals and, in some instances, regulatory or other authorities of security breaches involving certain types of personal information. In addition, our agreements with our clients may obligate us to investigate and notify our clients of, and provide cooperation to our clients with respect to, such breaches. Many of our agreements with our clients do not include any limitation on our liability to them with respect to breaches of our obligation to keep the information we receive from them confidential. A failure to timely comply with these notification requirements could expose us to liability, including through statutory fines, fees, and penalties, as well as litigation on behalf of impacted clients or individuals.

Companies in the European Union have faced fines for violations of certain provisions under the GDPR and foreign governments outside of the European Union are taking steps to fortify their data privacy laws and regulations. For example, Brazil, India, the Philippines as well as some countries in Central America and Asia-Pacific and some U.S. states, have implemented or are considering GDPR-like data protection laws which could impact our engagements with clients (existing and potential), vendors and team members in those countries. The GDPR and the introduction of similar legislation in other jurisdictions increases the cost of regulatory compliance and increases the risk of non-compliance therewith, which could have an adverse effect on our business, financial performance, financial condition and cash flows.

Although our network security and the authentication of our customer credentials are designed to protect against unauthorized disclosure, alteration and destruction of, and access to, data on our networks, it is impossible for such security measures to be perfectly effective. There can be no assurance that such measures function as expected or are sufficient to protect our network infrastructure against attacks or other failures that could lead to data compromise, and there can be no assurance that such measures successfully prevent or mitigate service interruptions or further security incidents. All network infrastructure is vulnerable to rapidly evolving cyber-attacks, and our user data and corporate systems and security measures may be breached due to the actions of outside parties (including malicious cyberattacks), team member or vendor error, malfeasance, internal bad actors, a combination of these, or otherwise. A breach may allow an unauthorized party to obtain access to or exfiltrate our data or our users’ or clients’ data. Additionally, outside parties may attempt to fraudulently induce team members, users or clients to install malicious software, disclose sensitive information or access credentials, or take other actions that may provide access to our data or our users’ or clients’ data. Because modern networking and computing environments are increasing in complexity and techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently, increase in sophistication over time or may be designed to remain dormant until a predetermined event and often are not recognized until launched against a target, we may be unable to anticipate these techniques, implement adequate preventative measures, or timely detect a compromise. If an actual or perceived breach of our security occurs (or a breach of a client’s security that can be attributed to our fault or is perceived to be our fault), the market perception of the effectiveness of our security measures could be harmed and we could lose users and clients. Security breaches also expose us to a risk of loss of this information, class action or other litigation brought both by clients and by individuals whose information was compromised, remediation costs, increased costs for security measures, loss of revenue, damage to our reputation, and potential liability.

While we believe our team members undergo appropriate training with respect to cybersecurity and privacy, if any person, including any of our team members, negligently disregards or intentionally breaches controls or procedures with which we are responsible for complying with respect to such data or otherwise mismanages or misappropriates that data, or if unauthorized access to or disclosure of data in our possession or control occurs, we could be subject to significant liability to our clients or our clients’ customers for breaching contractual confidentiality and security provisions or for permitting access to personal information subject to privacy laws, as well as liability and penalties in connection with any violation of applicable privacy laws or criminal prosecution. Unauthorized disclosure of sensitive or confidential client or team member data, whether through breach of computer systems, systems failure, team member or vendor negligence, fraud or misappropriation, or otherwise, could damage our reputation and cause us to lose clients and result in liability to individuals whose information was compromised. Similarly, unauthorized access to or through our information systems and networks or those we develop or manage for our clients, whether by our team members or third parties, could result in negative publicity, damage to our reputation, loss of clients or business, class action or other litigation, costly regulatory investigations and other potential liability.

In addition, certain third parties to whom we outsource certain of our services or functions, or with whom we interface, store our information assets or our clients’ confidential information, as well as those third parties’ providers, are also subject to the risks outlined above. Although we generally require our vendors to hold sufficient liability insurance and provide indemnification for any liability resulting from the vendor’s breach of the services agreement, a breach or attack affecting these third parties, any delays in our awareness of the occurrence of such breach or attack, or our any third parties’ inability to promptly remedy such a breach or attack, could also harm our reputation, business, financial performance, financial condition and cash flows, and could subject us to liability for damages to our clients and their customers. As part of our due diligence efforts, we require our suppliers to complete privacy and security assessments and we endeavor to include provisions in our contracts requiring compliance with IT security and privacy and data protection best practices and provisions granting us the right to audit compliance with these requirements. These efforts to ensure third parties have robust cybersecurity and privacy capabilities may not be sufficient to adequately protect our Company and its assets. Further, failure to select third parties that have robust cybersecurity and privacy capabilities may also jeopardize our ability to attract new clients, who may factor their assessment of risks associated with such third parties in their decision.

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

We have implemented and periodically review and update internal policies, including a code of ethics and conduct and policies related to security, privacy, respectful behavior in the workplace, anti-bribery and anti-corruption, security, localized labor and employment regulations, health and safety and securities trading in order to promote and enforce ethical conduct and compliance with laws and regulations applicable to us. Compliance with these policies requires awareness and understanding of the policies and any changes therein by the parties to whom they apply. We may fail to effectively or timely communicate internal policies or changes therein to our team members, contractors, consultants or other associates, and such persons may otherwise fail to follow our policies for reasons beyond our control. We are exposed to the risk that our team members, independent contractors, consultants or other associates may engage in activity that is unethical, illegal or otherwise contravenes our internal policies or the laws and regulations applicable to us, whether intentionally, recklessly or negligently. It may not always be possible to identify and deter misconduct, and the precautions we take to detect and prevent this activity may be ineffective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including harm to our reputation and the imposition of significant fines or other sanctions, all of which could have a material adverse effect on our client relationships, business, financial condition and financial performance.

Our business could be materially and adversely affected if we do not protect our intellectual property or if our services are found to infringe on the intellectual property of others.

Our success depends in part on certain methodologies, practices, tools and technical expertise. We engage in designing, developing, implementing and maintaining applications and other proprietary materials. In order to protect our rights in these various materials, we may seek protection under trade secret, patent, copyright and trademark laws. We also generally enter into confidentiality and nondisclosure agreements with our clients and potential clients, and third-party vendors, and seek to limit access to and distribution of our proprietary information. For our team members and independent contractors, we require confidentiality and proprietary information agreements. These measures may not prevent misappropriation or infringement of our intellectual property or proprietary information and a resulting loss of competitive advantage. Additionally, we may not be successful in obtaining or maintaining trademarks for which we have applied.

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

In addition, competitors or others may allege that our systems, processes, marketing, data usage or technologies infringe on their intellectual property rights. Non-practicing entities may also bring baseless, but nonetheless costly to defend, infringement claims. We could be required to indemnify our clients if they are sued by a third party for intellectual property infringement arising from materials that we have provided to the clients in connection with our services and deliverables. We may not be successful in defending against such intellectual property claims or in obtaining licenses or an agreement to resolve any intellectual property disputes. Given the complex, rapidly changing and competitive technological and business environment in which we operate, and the potential risks and uncertainties of intellectual property-related litigation, we cannot provide assurances that a future assertion of an infringement claim against us or our clients will not cause us to alter our business practices, lose significant revenues, incur significant license, royalty or technology development expenses, or pay significant monetary damages or legal fees and costs. Any such claim for intellectual property infringement may have a material adverse effect on our business, reputation, financial performance, financial condition and cash flows.

We may be subject to litigation and other disputes, which could result in significant liabilities and adversely impact our financial results.

From time to time, we are subject to lawsuits, arbitration proceedings, and other claims brought or threatened against us in the ordinary course of business. These actions and proceedings may involve claims for, among other things, compensation for personal injury, workers’ compensation, employment discrimination, wage and hour and other employment-related damages, damages related to breaches of privacy or data security, breach of contract, property damage, liquidated damages, consequential damages, punitive damages and civil penalties or other losses, or injunctive or declaratory relief. In addition, we may also be subject to actions by state regulators and other government entities, class action lawsuits, including those alleging violations of the Fair Labor Standards Act, state and municipal wage and hour laws, or the laws applicable to the classification of independent contractors.

Due to the inherent uncertainties of litigation, particularly class action lawsuits, and other dispute resolution proceedings, we cannot accurately predict their ultimate outcome. Accordingly, the magnitude of the potential loss may remain unknown for substantial periods of time, we may be required to devote substantial resources to defend such lawsuits and our costs could be substantial. The ultimate resolution of any litigation or proceeding through settlement, mediation, or a judgment could have a material adverse impact on our reputation and adversely affect our financial performance and financial position.

TELUS RELATIONSHIP RISKS

TELUS and its directors and officers have limited liability to us and could engage in business activities that could be adverse to our interests and negatively affect our business.

TELUS and its directors and officers have no legal obligation to refrain from engaging in the same or similar business activities or lines of business as we do or from doing business with any of our clients. Any such activities could be averse to our interests and could negatively affect our business, financial performance, financial condition and cash flows.

Potential indemnification liabilities to TELUS pursuant to various intercompany agreements could materially and adversely affect our businesses, financial condition, financial performance and cash flows.

The agreements between us and TELUS, among other things, provide for indemnification obligations designed to make us financially responsible for liabilities that may exist relating to our business activities. If we are required to indemnify TELUS under the circumstances set forth in the agreements we enter into with TELUS, we may be subject to substantial liabilities. Please refer to “Item 7B—Related Party Transactions—Our Relationship with TELUS”.

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

SUBORDINATE VOTING SHARES RISKS

The dual-class structure contained in our articles has the effect of concentrating voting control with TELUS, which impacts our ability to influence corporate matters that are subject to a shareholder vote.

We have two classes of shares outstanding: multiple voting shares and subordinate voting shares. Our multiple voting shares have ten votes per share and our subordinate voting shares have one vote per share. TELUS and BPEA are the only shareholders who hold the multiple voting shares. As of the date hereof, TELUS has approximately 72.4% of the combined voting power of our outstanding shares and BPEA has approximately 24.4% of the combined voting power of our outstanding shares.

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

We entered into a shareholders’ agreement with TELUS and BPEA providing for certain director nomination rights for TELUS and BPEA and providing for a number of special shareholder rights for TELUS. Under the terms of the shareholders’ agreement, we agreed to nominate individuals designated by TELUS as directors representing a majority of the board for as long as TELUS continues to beneficially own at least 50% of the combined voting power of our outstanding multiple voting shares and subordinate voting shares. Should TELUS cease to own at least 50% of the combined voting power of our outstanding multiple voting shares and subordinate voting shares, we have agreed to nominate to our board such number of individuals designated by TELUS in proportion to its combined voting power, for so long as TELUS continues to beneficially own at least 5% of combined voting power of our outstanding multiple voting shares and subordinate voting shares, subject to a minimum of at least one director. The shareholders’ agreement also provides for appointment and observer rights for BPEA. In addition, the shareholders’ agreement provides that: (1) for so long as TELUS continues to beneficially own at least 50% of the combined voting power of our multiple voting shares and subordinate voting shares, TELUS will be entitled, but not obligated, to select the chair of the board and the chairs of the human resources and governance and nominating committees; and (2) for so long as TELUS has the right to designate a nominee to our board of directors, it will also be entitled, but not obligated, to designate at least one nominee to the human resources and governance and nominating committees and one nominee for our appointment to our audit committee; provided that such audit committee nominee will be independent, subject to compliance with the independence requirements of applicable securities laws and listing requirements of the NYSE and the Toronto Stock Exchange (TSX). The shareholders’ agreement also provides for committee appointment rights for BPEA. For more information on these director nomination rights, see “Item 7B—Related Party Transactions—Our Relationship with TELUS and BPEA—Shareholders’ Agreement”.

As of the date hereof, TELUS has approximately 72.4% of the combined voting power of our outstanding shares. Pursuant to the shareholders’ agreement, BPEA has agreed not to, directly or indirectly, sell, transfer or otherwise dispose of any multiple voting shares or subordinate voting shares without first discussing in good faith any such sale transaction with TELUS and providing TELUS with a right to purchase such shares. Should such right of first offer be provided and exercised, the combined voting power of our outstanding shares held by TELUS may increase further. As long as TELUS controls at least 50% of the combined voting power of our outstanding shares, it will generally be able to determine the outcome of all corporate actions requiring shareholder approval, including the election and removal of directors. Even if TELUS were to control less than 50% of the combined voting power of our outstanding shares, it will be able to influence the outcome of such corporate actions due to the director appointment rights and special shareholder rights we have granted to TELUS as part of the shareholders’ agreement.

In addition, pursuant to the shareholders’ agreement, until TELUS ceases to hold at least 50% of the combined voting power of our outstanding shares, TELUS will have special shareholder rights related to certain matters including, among others, approving the selection, and the ability to direct the removal, of our CEO, approving the increase or decrease of the size of our board, approving the issuance of multiple voting shares and subordinate voting shares, approving amendments to our articles and authorizing entering into a change of control transaction, disposing of all or substantially all of our assets, and commencing liquidation, dissolution or voluntary bankruptcy or insolvency proceedings. As a result, certain actions that our board would customarily decide will require consideration and approval by TELUS and our ability to take such actions may be delayed or prevented, including actions that our other shareholders, including you, may consider favorable. We will not be able to terminate or amend the shareholders’ agreement, except in accordance with its terms. See “Item 7B—Related Party Transactions—Our Relationship with TELUS and BPEA—Shareholders’ Agreement”. We also entered into a collaboration and financial reporting agreement with TELUS that, among other things, specifies that certain matters or actions we take require advance review and consultation with TELUS. The agreement also stipulates certain actions that require TELUS International board approval. See “Item 7B—Related Party Transactions—Collaboration and Financial Reporting Agreement”.

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

TELUS controls a majority of the combined voting power in our company, which means we qualify as a controlled company within the meaning of the corporate governance standards of the NYSE. We have elected to be treated as a controlled company. Under these rules, we have elected not to comply with certain corporate governance requirements, including the requirements that: our board of directors is composed of a majority of independent directors, as defined under the NYSE listing requirements; our human resources committee is composed entirely of independent directors; and our nominating and governance committee is composed entirely of independent directors.

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

Holders of our subordinate voting shares may be subject to dilution resulting from an investment by certain eligible management team members in subordinate voting shares of our Company in connection with the WillowTree acquisition.

Certain eligible management team members of WillowTree reinvested in our Company at the closing of the acquisition, in the form of securities to be settled over three years beginning in 2026, subject to certain performance-based criteria, in cash or in a combination of cash and up to 70% in subordinate voting shares at our option. Further, WillowTree employees were given the opportunity to purchase equity interests in our Company on substantially similar terms to those offered to the management team members on the closing of the acquisition. These purchases are expected to close in late February for an aggregate price of approximately $6,000,000. Should we elect to settle such reinvestment securities in subordinate voting shares, holders of our subordinate voting shares will be subject to dilution. The greater the proportion of the reinvestment that we elect to settle in subordinate voting shares and the better the performance, the greater the expected extent of the dilution will be.

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

The relatively low trading volume of our subordinate voting shares may limit your ability to sell your shares. Although our subordinate voting shares are listed for trading on the NYSE and the TSX, the trading volume has not been significant. Additionally, a large percentage of our share capital currently consists of multiple voting shares, which are not listed for trading on an exchange. Reported average daily trading volume in our subordinate voting shares in 2022 has been approximately 114,356 subordinate voting shares on the NYSE and 142,159 subordinate voting shares on the TSX. Limited trading volume subjects our subordinate voting shares to greater price volatility in response to news in the market and may make it difficult for you to sell your subordinate voting shares at a price that is attractive to you. Low volume can also reduce liquidity, which could adversely affect the market price of our subordinate voting shares. In addition, in the past, when the market price of a security has been volatile, holders of that security have instituted securities class action litigation against the company that issued the security. If our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could adversely affect our profitability and reputation.

Future sales, or the perception of future sales, by us or our shareholders in the public market could cause the market price for our subordinate voting shares to decline.

Sales of a substantial number of our subordinate voting shares in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of subordinate voting shares, including TELUS or BPEA as holders of our multiple voting shares that are convertible into subordinate voting shares, intend to sell, could reduce the market price of our subordinate voting shares.

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

We are a corporation incorporated under the laws of the Province of British Columbia with our principal place of business in Vancouver, Canada. Some of our directors and officers and the auditors named herein are residents of Canada and all or a substantial portion of our assets and those of such persons are located outside the United States. Consequently, it may be difficult for U.S. investors to effect service of process within the United States upon us or our directors or officers or such auditors who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the U.S. Securities Act of 1933, as amended (Securities Act). Investors should not assume that Canadian courts: (1) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or blue sky laws of any state within the United States or (2) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or any such state securities or blue sky laws.

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

Based on the Company’s income, assets and business activities, the Company does not believe that it was a “passive foreign investment company” (PFIC) for its 2022 taxable year and the Company expects that it will not be classified as a PFIC for U.S. federal income tax purposes for its current taxable year or in the near future. The determination of PFIC status is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond the Company’s control, including the relative values of the Company’s assets and its subsidiaries, and the amount and type of their income. As a result, there can be no assurance that the Company will not be a PFIC in 2023 or any subsequent year or that the IRS will agree with the Company’s conclusion regarding its PFIC status and would not successfully challenge our position. If we are a PFIC for any taxable year during which a U.S. person holds our subordinate voting shares, such U.S. person may suffer certain adverse federal income tax consequences, including the treatment of gains realized on the sale of subordinate voting shares as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on subordinate voting shares by individuals who are U.S. persons, the addition of interest charges to the tax on such gains and certain distributions and increased U.S. federal income tax reporting requirements. If, contrary to current expectations, we were a PFIC for U.S. federal income tax purposes, certain elections (such as a mark-to-market election or qualified electing fund election) may be available to U.S. shareholders that may mitigate some of these adverse U.S. federal income tax consequences. United States purchasers of our subordinate voting shares are urged to consult their tax advisors concerning United States federal income tax consequences of holding our subordinate voting shares if we are considered to be a PFIC. See the discussion under “Item 10E—U.S. Federal Income Tax Considerations for U.S. Persons—PFIC Rules”.

Our articles provide that any derivative actions, actions relating to breach of fiduciary duties and other matters relating to our internal affairs will be required to be litigated in Canada or the United States, as the case may be, which could limit your ability to obtain a favorable judicial forum for disputes with us

Our articles include a forum selection provision that provides that, unless we consent in writing to the selection of an alternative forum, the Supreme Court of British Columbia, Canada and the appellate courts therefrom, will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us; (iii) any action or proceeding asserting a claim arising pursuant to any provision of the Business Corporations Act (British Columbia) (BCBCA) or our articles; or (iv) any action or proceeding asserting a claim otherwise related to the relationships among us, our affiliates and their respective shareholders, directors and/or officers, but excluding claims related to our business or such affiliates. The forum selection provision also provides that our security holders are deemed to have consented to personal jurisdiction in the Province of British Columbia and to service of process on their counsel in any foreign action initiated in violation of the foregoing provisions. This provision does not apply to any causes of action arising under the Securities Act, or the Exchange Act. The Securities Act provides that both federal and state courts have concurrent jurisdiction over suits brought to enforce any duty or liability under the Securities Act or the rules and regulations thereunder, and the Exchange Act provides that federal courts have exclusive jurisdiction over suits brought to enforce any duty or liability under the Exchange Act or the rules and regulations thereunder. Unless we consent in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the sole and exclusive forum for resolving any complaint filed in the United States asserting a cause of action arising under the Securities Act and the Exchange Act. Investors cannot waive, and accepting or consenting to this forum selection provision does not represent a waiver of compliance with U.S. federal securities laws and the rules and regulations thereunder. See “Item 10B—Memorandum and Articles of Association—Certain Important Provisions of our Articles and the BCBCA—Forum Selection”.

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

Our ability to fund and conduct our business, service our debt and pay dividends, if any, in the future will principally depend on the ability of our subsidiaries to generate sufficient cash flow to make upstream cash distributions to us. Our subsidiaries are separate legal entities, and although they are wholly-owned and controlled by us, they have no obligation to make any funds available to us, whether in the form of loans, dividends or otherwise. Claims of any creditors of our subsidiaries generally will have priority as to the assets of such subsidiaries over our claims and claims of our creditors and shareholders. To the extent the ability of our subsidiaries to distribute dividends or other payments to us is limited in any way, our ability to fund and conduct our business, service our debt and pay dividends, if any, could be harmed.

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

Subject to the requirements of the NYSE and the TSX and applicable securities laws, we are not required to obtain the approval of the holders of subordinate voting shares for the issuance of additional subordinate voting shares, should we do so. Although the rules of the TSX generally prohibit us from issuing additional multiple voting shares, there may be, with the approval of TELUS, certain circumstances where additional multiple voting shares may be issued, including with applicable regulatory, stock exchange and shareholder approval. Any further issuances of subordinate voting shares or multiple voting shares will result in immediate dilution to existing shareholders and may have an adverse effect on the value of their shareholdings. Additionally, any further issuances of multiple voting shares will significantly lessen the combined voting power of our subordinate voting shares due to the ten-to-one (10-to-1) voting ratio between our multiple voting shares and subordinate voting shares. TELUS and BPEA, as holders of our multiple voting shares, may also elect at any time or, in certain circumstances, be required to convert their multiple voting shares into subordinate voting shares, which would increase the number of subordinate voting shares. See “Item 7B—Related Party Transactions”.

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
B.Business Overview
Our Operations and Principal Activities

We design, build and deliver next-generation digital solutions to enhance the customer experience (CX) for global and disruptive brands. The Company’s services support the full lifecycle of its clients’ digital transformation journeys, enabling them to more quickly embrace next-generation digital technologies to deliver better business outcomes.

TELUS International’s integrated solutions span digital strategy, innovation, consulting and design, IT lifecycle including managed solutions, intelligent automation and end-to-end AI data solutions including computer vision capabilities, as well as omnichannel CX and trust and safety solutions including content moderation.

Fueling all stages of company growth, we partner with brands across high growth industry verticals, including tech and games, communications and media, eCommerce and fintech, banking, financial services and insurance, healthcare, and travel and hospitality.

We do not use raw materials; we rely on the strength of our global team’s experience and knowledge to serve our customers’ needs.

Our Global Team and the Markets Where We Compete

As of December 31, 2022, we have more than 73,000 team members in 28 countries around the world. Our delivery locations are strategically selected based on a number of factors, including access to diverse, skilled talent, proximity to clients and our ability to deliver our services over multiple time zones and in multiple languages.

The global reach of our delivery locations enables us to deliver our full suite of solutions across geographies and customize the delivery strategy for our clients according to their evolving needs. We have established a presence in key global markets, which supply us with qualified technology talent and have been recognized as an employer of choice in many of these markets. We believe that our global and diverse team members have the nuanced cultural knowledge and empathy to deliver all of our services.

To deliver services for TELUS International AI Data Solutions, we use a crowdsourcing model, which allows us to access talent that is global, flexible and scales to meet the geographic, demographic or cultural data needs of our clients. Annotators are provided with purpose-built educational materials and tools and, through our proprietary platform, we have the ability to track each annotators’ efficiency, virtually oversee quality management protocols, and process payments to our one million annotators across more than 88 countries. This artificial intelligence (AI) community is organized through a framework that provides for annotator sourcing, education and management that is supported by team members around the world.

In Asia-Pacific, we have 14 delivery locations. Our talent acquisition in Asia-Pacific benefits from a local emphasis on education, creating a highly qualified workforce with extensive language capabilities. In India and the Philippines, for example, we are able to attract skilled team members with expertise in next-generation technology with substantial language capabilities.
Through our caring culture, we are able to engage and develop these team members which leads to higher tenure and proficiency.

In Central America, we have eight delivery locations in close proximity to our large North American client base. Our team members in Central America are drawn from a large population of fluent English and Spanish speakers. In our delivery locations in Central America, we benefit from developed telecom and energy infrastructure. In Guatemala, we benefit from an engaged workforce and regionally competitive labor costs. In El Salvador, we gain access to a young and educated population.

In Europe, we have 31 delivery locations, with a number of these locations being in close proximity to client locations. Our multilingual team members are selected from a skilled talent pool in a centrally located geographic location. For example, in Bulgaria, we are able to employ an educated and skilled team; in Romania, there is a large talent pool with technology skills; and in Ireland, talent converges from many global origination points, creating a diversified talent pool. We also have extensive coverage in Germany, where we can focus on meeting the high demand for German-language support but also benefit from the availability of many skilled workers, who are drawn to Germany as one of the largest global and European Union economies. In Turkey, as a transcontinental country that sits between Europe and Asia, we benefit from multilingual resources who speak Turkish, Kurdish and Arabic.

In North America, we have three delivery locations and recruit from a skilled talent pool with geographic proximity to many of our largest clients. Additionally, North America is where the majority of our sales, marketing, operational support and services team members work from a virtual office environment, which facilitates collaboration, and in some cases collocation, with our clients. A flexible work environment enables us to attract and retain talent, improve agility, operational efficiency and productivity of our organization, as well as enable robust business continuity planning.

For details regarding our revenue by industry verticals and geographic regions, please see “Item 5A—Operating Results—Revenue”.

Our Customers

Our more than 650 clients include companies that believe customer experience is critical to their success. We seek to work with disruptive companies and leaders in their respective sectors. We have built long-tenured relationships with these companies within our core targeted industry verticals, including tech and games, communications and media, eCommerce and fintech, banking, financial services and insurance, healthcare and travel and hospitality. Within some of these industry verticals, we serve clients across several sub-sectors. For example, within tech and games, we serve some of the leading social networks and search engines, as well as high-growth online games, ride sharing and real estate technology companies. Additionally, we partner with leading providers of digital assistants, search engines and advertising networks in the delivery of our TELUS International AI solutions. Within eCommerce and fintech we serve both traditional and next-generation payments and point of sale providers, business-to-business and business-to-consumer software-as-a-service companies, online marketplaces and large financial services institutions.

Our customers, which we believe to be among the most respected names in their industries, trust us to support their brands and reputations. We are able to execute on emerging customer experience challenges which enables high client referenceability that can strengthen our credibility with clients in existing and new verticals and help drive growth.

Our relationship with TELUS, our largest client and controlling shareholder, has been instrumental to our success to date. TELUS provides us with access to revenue visibility, stability and growth, as well as strategic partnership with respect to co-innovation within the communications vertical, customer service excellence focus and an internationally recognized social purpose impact.

About WillowTree and the acquisition

On January 3, 2023, we completed the acquisition of WillowTree. Now rebranded as WillowTree, a TELUS International Company. The Company is headquartered in Charlottesville, Virginia and operates 13 global studios across the United States, Canada, Brazil, Portugal, Spain, Poland and Romania.

Services. WillowTree is a premier, full-service digital product provider focused on end user experiences, such as native mobile applications and unified web interfaces. The company has shipped over 700 native mobile applications, websites and other digital products for its clients since its founding in 2008. As a full-service digital product provider, WillowTree adds key front-end design and build competencies to TELUS International’s suite of end-to-end capabilities across the full customer experience value chain.

Clients. WillowTree will help us further bolster our client diversification efforts by adding new marquee customers, and help amplify our cross-selling competencies and opportunities on a global basis. WillowTree’s clients include Fortune 500 companies across key verticals including telecommunications and media, healthcare and life sciences, financial services, consumer goods, travel and hospitality, and technology and software.

Team Members. The acquisition of WillowTree brings key tech talent and diversity to TELUS International adding more than 1,000 digital strategists, designers, engineers and project managers, with experience working in small, dedicated, autonomous teams. These team members’ experience with leading digital design and development will further augment our digital consulting services and the development of our innovative client-centric software solutions. WillowTree team members join TELUS International from a similarly collaborative, human-centered, award-winning culture, facilitating smooth integration into the TELUS International family.

The Acquisition. The acquisition was completed pursuant to the stock purchase agreement and agreement and plan of merger, dated as of October 26, 2022, as amended on December 30, 2022, by and among TELUS International Holding (U.S.A.) Corp. (“TELUS USA”), Insignia WT Holdings, LLC (the “Blocker Seller”), WLTR Holdings, LLC and Sequoia Merger Subsidiary LLC (the “Acquisition Agreement”), for total purchase consideration of approximately $1.1 billion, net of assumed debt, and comprised of cash, $125 million of our subordinate voting shares, and provisions for written put options for the portion retained by certain eligible management team members and employees that will be settled over a three-year period starting in 2026, subject to certain performance-based criteria, in cash or a combination of cash and our subordinate voting shares, pursuant to the terms of the limited liability company agreement of WillowTree, which is described in more detail in “Item 10C—Material Contracts—Second Amended & Restated Limited Liability Company Agreement of WillowTree”. The balance was paid in cash at closing using borrowings from our credit facility and cash on hand.

Company History and Evolution

Since our founding in 2005, we have evolved and grown our business from an in-house customer care provider for TELUS to a CX innovator that designs, builds and delivers next-generation solutions, including AI and content moderation, for global and disruptive brands. Today, we believe we have a category-defining value proposition with a unique approach to combining both digital transformation and CX capabilities.

In February 2021, TELUS International completed the largest, at that time, technology IPO in the history of the TSX. With an initial market capitalization of $8.5 billion, TELUS International’s IPO surpassed TELUS’ valuation from 2000, and became the fifth largest IPO in TSX history by total proceeds raised.

In 2016, Baring Private Equity Asia, a leading global private equity investor, acquired a significant minority stake in TELUS International, which enabled us to amplify investment in our IT portfolio and further expand into Asia. In 2022, BPEA EQT was formed as a result of the combination of Baring Private Equity Asia and EQT Asia.

From 2005, when TELUS acquired a controlling interest in Ambergris Solutions, a boutique CX provider in the Philippines catering to traditional U.S.-based enterprise clients, to present, we have made a number of additional significant organic investments, as well as acquisitions, with the goal of better serving our growing portfolio of global clients. We expanded our delivery platform to access highly qualified talent in multiple geographies, including in Asia, Central America, Europe and North America, and developed a broader set of complex, digital-centric capabilities. It was clear to us that digital enablement would become increasingly vital for our clients, and as a result we focused our expansion strategy on developing this expertise organically and, in some cases, accelerating our growth through strategic acquisitions. Continuing on this journey, in October 2022, we announced a definitive agreement to acquire WillowTree, a premier, full-service digital product provider focused on end user experiences, such as native mobile applications and unified web interfaces. The acquisition closed in January 2023, having met all customary closing conditions and regulatory approvals. The acquisition of WillowTree brings key tech talent and diversity to our portfolio of next-generation solutions and further augments our digital consulting and innovative client-centric software development capabilities.

Unique Caring Culture

TELUS International’s unique caring culture promotes diversity and inclusivity through its policies, team member resource groups and workshops, and equal employment opportunity hiring practices across the regions where it operates.

Since 2007, the Company has positively impacted the lives of more than 1.2 million citizens around the world, building stronger communities and helping those in need through large-scale volunteer events and charitable giving.

In 2022, our corporate social responsibility initiatives were focused on:
•Children’s education (Bulgaria, El Salvador, Guatemala and the Philippines)
•Fundraising races for local charities (China, India, Ireland, the Philippines and Romania)

•Health initiatives like blood donation drives and bone marrow donations (Bulgaria, the Philippines, and Spain) and building health centers (El Salvador)
•Helping those impacted by the war in Ukraine (Bulgaria, Canada, Finland, France, Germany, Ireland, Poland and Romania)
•Improving the environment by planting 34,000 trees (El Salvador, Guatemala, India, Ireland, the Philippines and Romania), installing 250 ecological stoves and an equal number of water filtration systems (El Salvador and Guatemala), as well as supporting 1.4 million bees (Austria, Bulgaria, Germany, Guatemala and Ireland).

In 2022, five TELUS International Community Boards contributed $500,000 to charitable projects in Bulgaria, El Salvador, Guatemala, the Philippines and Romania. The TELUS International Community Boards have provided $5.1 million in funding to grassroots charitable organizations since 2011.

In 2022, we introduced our newly evolved TELUS International values:
•we passionately put our customers and our communities first;
•we embrace change and innovate courageously; and
•we grow together through spirited teamwork.

Environmental, Social and Governance (ESG) Oversight

The TELUS International Board of Directors oversees the ESG strategy and direction for our Company, facilitated through at least biannual ESG updates from our executive leadership team, primarily from the Chief Corporate Officer and the Chief Legal Officer & Corporate Secretary. The Board oversees the ESG priorities, commitments and policies that we set, including oversight of climate-related risks and opportunities and broader climate change strategy.

TELUS International’s ESG priorities are:
•hiring, motivating and promoting our diverse, talented team who exceed customer expectations, including through impact sourcing programs;
•giving back to the communities where we live, work and serve by creating meaningful, lasting impact through the efforts of our team members;
•supporting a sustainable planet for all by embracing the principles of refuse, reduce, reuse, repurpose and recycle; and
•adhering to principles of strong corporate governance.

The 2022 TELUS International Sustainability Report will be released in early 2023.

Our Growth Strategy

Our Company uses a number of direct marketing techniques such as a lead-generating website and social media promotion, thought leadership pieces, and search engine optimization, focused on niche and targeted markets. Our sales strategies are tailored to our core targeted industry verticals, including tech and games, communications and media, eCommerce and fintech, banking, financial services and insurance, healthcare and travel and hospitality.

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

Furthermore, we believe that we have visibility into areas of fast-growing and high-value adjacent service offerings that are relevant to our clients by virtue of several factors, including our domain expertise, our strength in both customer experience, IT, AI data-annotation services and our ability to understand and anticipate our clients’ challenges. We seek to continue to leverage these strengths to identify new opportunities and capitalize on emerging trends to deliver greater value and to further grow within our client base. Additionally, our ability to hire, onboard and manage a large community of qualified annotators, and further develop our proprietary crowdsourcing platform and tools, positions us to expand our existing relationships with technology and large enterprise clients.

Establish Relationships with New Clients. We believe there are significant untapped opportunities to win new clients across all of our targeted industry verticals. We target potential clients that value customer experience as a brand differentiator. Within these opportunities, we focus on potential clients that are experiencing significant growth and require a partner capable of evolving with them. We have historically won new clients based upon the strength of our position in the marketplace and, based on the quality of the services we have provided, references from existing clients.

The capabilities and solutions we have developed can be adapted and, we believe, easily used to meet the needs of clients in additional industry verticals and sub-sectors that are increasingly pressured to transform. We will continue to leverage current processes, services and solutions to design and build new offerings to address new clients’ needs for better customer experience management.

Leverage Technology and Process to Drive Continuous Improvement. We strive to continuously iterate and improve upon our operations to optimize the overall efficiency of our organization, enhance operating leverage and margins and better serve our clients. Our organization has over 5,500 “Six Sigma” trained and over 4,200 certified team members that help us better leverage our technologies, processes, policies and practices to improve operational excellence and drive productivity at scale. These capabilities create the opportunity to reinvest in key initiatives and implement best-in-class technologies across functional areas, which we believe will further expand our competitive and operational advantages.

Our approach to innovation includes applying methodologies and technologies internally to evaluate viability and scalability before deploying our solutions to clients. We aim to continue growing both organically and inorganically, and we believe that the returns generated by our focus on technology-enabled efficiency across the organization will increase.

Enhance Core Capabilities with Strategic Acquisitions. We intend to continue to enhance our core capabilities and solutions through acquisitions that support our strategy to design, build and deliver exceptional customer experiences for our clients. We explore acquisition opportunities that expand the breadth of our service offerings, enhance the depth of our IT capabilities and accelerate our presence in attractive client industry verticals. We seek to acquire companies that have the potential to enhance our capabilities and which we believe will contribute positively to our financial profile and that are culturally aligned with our values. For example, WillowTree, our most recent acquisition that closed in January 2023, adds strong mobile development capabilities to our unique skills offering. The deal expands TELUS International’s geographic reach (bringing our operations to a total of 30 countries) and adds new clients.

Our Market Opportunity

Our solutions and services are relevant across multiple markets including IT services for Digital Transformation (DX) and Digital Customer Experience Management (DCXM):

DX - Companies are increasingly partnering with third-party providers to meet their digital transformation challenges, which include designing solutions that facilitate an omnichannel experience, building scalable infrastructure and delivering new digital channels. To keep systems scalable, an increasing number of companies are opting for cloud-based solutions and seeking to automate processes where possible.

DCXM - DCXM represents the next evolution of customer experience management. We believe that digital customer experience has become increasingly important to companies, as highly engaged users dictate the nature and frequency of interactions. Customers ascribe value to seamless interactions and are willing to reward positive experiences with loyalty and repeat business. As customers have shifted toward digital channels, leveraging next-generation technologies to deliver a unified and satisfying customer experience has become paramount.

We believe we are well-positioned to serve these markets and, as a result, we have a significant market opportunity due to the overall industry growth rate, low penetration to date and strong exposure to the comparatively higher-growth DCXM sector of the market.

New Economy Services - To complement our DCXM capabilities, we provide several adjacent new economy services such as content moderation and data annotation, which are two markets that have experienced high growth in recent years. Content moderation includes review and compliance services of user-generated content on social media and other platforms. The necessity of moderating content on digital platforms has prompted enterprises to seek specialized services to accommodate changes in the uncertain, highly regulated environment. To support our clients’ development of AI-powered solutions, we offer fully-managed data annotation services that include AI strategy consulting, and the collection, annotation and validation of training data to support a broad range of use cases, ranging from computer vision and data categorization to search relevance for advanced AI applications such as facial recognition, autonomous vehicles, medical imaging and more. We anticipate continued growth in these services in the future. AI data solutions is another market we serve that we have seen experience high demand. Along with seeing the volume of content continuing to increase, equally important is the need for constant dynamic changes and need for improvement.

Dependencies

Our Company is not heavily dependent on patents or licenses, industrial, commercial or new manufacturing processes.
However, we have derived and believe that, in the near term, we will continue to derive a significant portion of our revenue from a limited number of large clients. Three clients (TELUS, a leading social media company, and Google) account for a significant portion of our revenue and loss of or reduction in business from, or consolidation of, these or any other major clients could have a material adverse effect on our business, financial condition, financial performance and prospects.
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

The volume of work performed for specific clients or the revenue we generate can vary from year to year. This variation may arise as a result of the current macroeconomic environment, where clients are delaying or even foregoing our services or consolidating their services providers, requesting price reductions or moving work in-house, or the continued consolidation activity in the marketplace, which may result in our clients moving to other service providers or providing the services we offer in house. As a result of the foregoing, a major client in one year may not provide the same level of revenue in any subsequent year, which could result in reduced revenue for us.

Competition
The market sectors in which we compete are global, fragmented, and rapidly evolving. We face competition primarily from:
•in-house technology and customer experience management teams;
•digital transformation services providers such as Endava PLC, EPAM Systems, Inc. and Globant S.A.;
•globally diversified IT and business processing outsourcing service providers such as Accenture plc, Cognizant Technology Solutions Ltd., Genpact LLC and WNS Limited;
•customer experience providers such as TaskUs, Inc., Teleperformance S.A. and TTEC Holdings, Inc.;
•single-threaded data annotation providers such as Appen Limited.

We believe that the main competitive factors in our business include digital capabilities, comprehensiveness of offerings, vertical and process expertise, global delivery capabilities, team member engagement and retention, reputation, track record and financial stability. We believe that we are well-positioned to compete effectively with respect to each of these factors.

Regulatory Context

We are subject to a number of national, state, provincial and local laws and regulations in Canada, the United States and in each of the countries where we provide our services and where we operate our delivery locations. These laws and regulations cover a wide range of areas including anti-corruption, internal and disclosure control obligations, data privacy and protection, wage and-hour standards, employment and labor relations, trade protections and restrictions, import and export control, tariffs, taxation, sanctions, data and transaction processing security, payment card industry data security standards, collections, records management, user-generated content hosted on websites we operate, privacy practices, data residency, corporate governance, anti-trust and competition, team member and third-party complaints, telemarketing regulations, telephone consumer regulations, government affairs and other regulatory requirements affecting trade and investment. Further, we are seeing an increasing number of countries adopting content moderation and artificial intelligence-related regulations, including in particular in the European Union and in Ontario, Canada. Some of the laws and regulations to which we are subject, and the interpretations of those laws and regulations, are still evolving and being tested in courts and could be applied or interpreted in unanticipated ways that could harm our business. See “Item 3D—Risk Factors— Business & Operational Risks —We and our clients are subject to laws and regulations globally, which increases the difficulty of compliance and may involve significant costs and risks. Any failure to comply with applicable legal and regulatory requirements could have a material adverse effect on our business, financial performance, financial condition and cash flows”.

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

Data Protection. We are typically required to process, and sometimes collect and/or store sensitive data of our clients and their customers, including, but not limited to, personal data regulated by the GDPR in the European Union, The Personal Information Protection and Electronic Documents Act and equivalent provincial statutes in Canada, the California Consumer Privacy Act and the California Invasion of Privacy Act in California, the Personal Data Protection Bill of 2018 in India, the Data Privacy Act of 2012 in the Philippines, and similar laws and regulations in each of the countries in which we operate and where we provide services. This data may include personally identifiable information such as names, addresses, social security numbers, personal health information, credit card account numbers, checking and savings account numbers and payment history records, such as account closures and returned checks. In addition, we collect and store data regarding our team members. The laws and regulations we are subject to impose various data protection requirements and other industry-specific regulations. The GDPR, for example, imposes privacy and data security compliance obligations and penalties for noncompliance. In particular, the GDPR has introduced numerous privacy-related changes for companies operating within and outside the European Union, including greater control for, and rights granted to, data subjects, increased data portability for European Union consumers, data breach notification requirements, restrictions on automated decision-making and increased fines. Additionally, foreign governments outside of the European Union are also taking steps to fortify their data privacy laws and regulations. For example, Brazil, India, the Philippines, certain countries in Central America and Asia and certain U.S. states where we operate and in some of the other countries where our client’s customers reside have implemented or are considering GDPR-like data protection laws which could impact our engagements with clients (existing and potential), vendors and team members in those countries. We actively monitor data and privacy regulations in the countries in which we operate and in the countries where our clients’ customers reside to ensure we develop policies and processes responsive to new regulations. See “Item 3D— Risks Factors—Business & Operational Risks—The unauthorized disclosure of sensitive or confidential client and customer data could expose us to protracted and costly litigation, damage our reputation and cause us to lose clients”.

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

Taxation. Several of our facilities, primarily located in the Philippines and India, benefit from tax incentives designed to encourage foreign investment. In the Philippines, these incentives are administered by the Philippine Economic Zone Authority (PEZA) and initially provide a four-year tax exemption for each PEZA registered location, followed by a preferential tax rate of 5% of gross profit. The CREATE Act, signed into law in March 2021, grandfathers existing incentives but limits the 5% tax on gross profit period to 10 years. CREATE established a new incentive program with similar benefits including an income tax exemption period followed by either the 5% preferential tax on gross profit or the proposed regular corporate tax rate of 25% but with enhanced tax deductions. Certain of our delivery locations in India, which were established in Special Economic Zones, are eligible for tax incentives that are expected to be phased out commencing 2024 through 2034. These delivery locations were eligible for a 100% income tax exemption for the first five years of operation and a 50% exemption for a period of up to 10 years thereafter if certain conditions are met. Additionally, there were new delivery locations established during the fiscal year ended December 31, 2019, which are eligible for tax incentives until 2034. See “Item 3D Risk Factors—Business & Operational Risks —Our financial condition could be negatively affected if countries reduce or withdraw tax benefits and other incentives currently provided to companies within our industry or if we are no longer eligible for these benefits”, “Item 3D—Risk Factors—Risks Related to Our Business—Our business may not develop in ways that we currently anticipate and demand for our services may be reduced due to negative reaction to offshore / nearshore outsourcing or automation from the public”, “Item 3D—Risk Factors—Risks Related to Our Business—Tax legislation and the results of actions by taxing authorities may have an adverse effect on our operations and our overall tax rate”, “Item 3D—Risk Factors—Business & Operational Risks—Certain income of our non-Canadian subsidiaries may be taxable in Canada, and if the Canadian tax authorities were to successfully dispute the quantum of such income, our tax expense and tax liability may increase”, “Item 3D—Risk Factors—Risks Related to Our Subordinate Voting Shares—There could be adverse tax consequence for our shareholders in the United States if we are a passive foreign investment company”.

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

Our clients are located around the world, and the laws and regulations that apply to them include, among others, U.S. federal laws and regulations such as the Fair Credit Reporting Act, Gramm-Leach-Bliley Act, the Health Insurance Portability and Accountability Act (HIPAA), the Health Information Technology for Economic and Clinical Health Act, Telephone Consumer Protection Act, Telemarketing Sales Rule, state laws on third-party administration services, utilization review services, data privacy and protection telemarketing services or state laws on debt collection in the U.S., collectively enforced by numerous federal and state government agencies and attorneys general, as well as similar consumer protection laws in other countries in which our clients’ customers are based. Failure to perform our services in a manner that complies with any such requirements could result in breaches of contracts with our clients. The application of these laws and regulations to our clients is often unclear and may at times conflict. The global nature of our operations increases the difficulty of compliance. For example, in many foreign countries, particularly in those with developing economies, it is common to engage in business practices that are prohibited by regulations applicable to us or our clients, including Canada’s Corruption of Foreign Public Officials Act and the United States Foreign Corrupt Practices Act. We cannot provide assurance that our clients will not take actions in violation of our internal policies or Canadian or United States laws. Further, payment card industry and HIPAA guidance is evolving in light of the increase in remote-working conditions globally, and thus there exists uncertainty over the additional cost and ability to comply with such evolving standards. Compliance with these laws and regulations may involve significant costs, consume significant time and resources or require changes in our business practices that result in reduced revenue and profitability.

In addition, we are required under various laws to obtain and maintain accreditations, permits and/or licenses for the conduct of our business in all jurisdictions in which we have operations and, in some cases, where our clients receive our services, including the United States, Canada and Europe.
C.Organizational Structure
TELUS is our controlling shareholder. See “Item 7A—Major Shareholders”. As at December 31, 2022, we have the following “significant subsidiaries”, as such term is defined in Rule 1-02 of Regulation S-X under the Securities Act, all of which are directly or indirectly wholly-owned by TELUS International:
•TELUS International Philippines, Inc. (Philippines)

•TELUS International Services Limited (Ireland)
•TELUS International AI Inc. (Delaware)
D.Property, Plant And Equipment
At December 31, 2022, we had 56 delivery locations and global operations in 28 countries. Following the acquisition of WillowTree in January 2023, we have added operations in two countries, bringing our total to 30 countries. We also have two corporate offices located in Toronto and Vancouver. All of our facilities are leased, with a total leased area of approximately 389,111 square meters (approximately 4,188,356 square feet).
ITEM 4A    UNRESOLVED STAFF COMMENTS
None.
ITEM 5    OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A.Operating Results
Overview
We are a leading digital customer experience (CX) innovator that designs, builds and delivers next-generation solutions, including AI and content moderation, for global and disruptive brands. Our services support the full lifecycle of our clients’ digital transformation journeys and enable them to more quickly embrace next-generation digital technologies to deliver better business outcomes. We work with our clients to shape their digital vision and strategies, design scalable processes and identify opportunities for innovation and growth. We bring to bear expertise in advanced technologies and processes, as well as a deep understanding of the challenges faced by all of our clients, including some of the largest global brands, when engaging with their customers. Over the last 18 years, we have built comprehensive, end-to-end capabilities with a mix of industry and digital technology expertise to support our clients in their customer experience and digital enablement transformations.
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
We have built an agile delivery model with global scale to support next-generation, digitally-led customer experiences. Substantially all of our delivery locations are connected through a carrier-grade infrastructure backed by cloud technologies, enabling globally distributed and virtualized teams. The interconnectedness of our teams and ability to seamlessly shift interactions between physical and digital channels enables us to tailor our delivery strategy to clients’ evolving needs. As at December 31, 2022, we have over 73,000 team members in 56 delivery locations and global operations across 28 countries.
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
The acquisition of WillowTree, described further below under the section titled “Recent Developments” and in “Item 4B—Business Overview—About WillowTree and the acquisition”, resulted in the addition of over 1,000 team members, operations in 13 delivery locations, and expanded our number of countries with operations to 30.
Today, our clients include companies across multiple verticals, including Tech and Games, eCommerce and FinTech, Banking, Financial Services and Insurance, Communications and Media, and Travel and Hospitality. Our relationship with TELUS Corporation, our largest client and controlling shareholder, has been instrumental to our success. TELUS Corporation provides significant revenue visibility, stability and growth, as well as strategic partnership for co-innovation within our Communications and Media industry vertical. Our master services agreement with TELUS Corporation (TELUS MSA) provides for a term of ten years beginning in January 2021 and a minimum annual spend of $200 million, subject to adjustment in accordance with its terms. For more information, see “Item 7B—Related Party Transactions—Our Relationship with TELUS—Master Services Agreement”.

Recent Developments
On October 27, 2022, we announced a definitive agreement to acquire WillowTree, a full-service digital product provider focused on end user experiences, such as native mobile applications and unified web interfaces. On January 3, 2023, subsequent to the satisfaction of the closing conditions, we completed our acquisition of WillowTree. Under the agreement, TELUS International acquired WillowTree for total purchase consideration of approximately $1.1 billion, net of assumed debt, and comprised of cash, $125 million of our subordinate voting shares, and provisions for written put options for the portion retained by certain eligible management team members that will be settled subject to certain performance-based criteria.
WillowTree management team members retained approximately 15% of total WillowTree equity, and we granted written put options to such management team members which will become exercisable in tranches over a three-year period starting in 2026. These written put options may be settled in cash or, at our discretion, in a combination of cash and up to 70% in subordinate voting shares, and this will be recorded as a provision, measured at fair value, in our condensed interim consolidated financial statements in the first quarter of 2023. Concurrent with this acquisition, WillowTree management team members provided us with purchase call options, which substantially mirror the written put options.
In connection with the WillowTree acquisition, on December 20, 2022, we amended and expanded our existing credit facility to an aggregate $2 billion credit facility, consisting of an $800 million revolving credit facility and $1.2 billion in term loans payable in five years (see Note 15(b)—Long-term debt—Credit facility to the audited consolidated financial statements as at and for the year ended December 31, 2022 included in this Annual Report for additional details).
For more information about WillowTree, see “Item 4B—Business Overview—About WillowTree and the acquisition”.
Business Acquisitions
We enhance our service offerings and delivery platform through both organic growth and strategic acquisitions that support our strategy to design, build and deliver customized solutions for our clients. Our results are impacted by the effects of the initial purchase accounting, as required by IFRS, which typically includes the recognition of significant intangible assets which result in higher amortization expense in future periods. Our results are also impacted by additional interest expense when an acquisition is financed with incremental borrowings. As a result of our acquisitions, our year-over-year financial results may not be comparable.
In January 2020, we acquired 100% of Competence Call Center (CCC), a leading provider of higher-value-added business services with a focus on trust and safety, including content moderation, for cash consideration of $873 million. The investment was made with a view to enhancing our service offerings and strategic relationships and building a strong presence in Europe. In 2021, we rebranded the group comprised of substantially all of the assets of CCC to TELUS International Northern Europe.
In April 2020, we acquired Managed IT Services business (MITS), a leading provider of managed IT services in Canada, offering a mix of cloud technologies, IT sourcing and managed hosting, from TELUS Corporation, our controlling shareholder, in exchange for share consideration with a value of $49 million. This investment was made with a view to enhancing our managed digital services portfolio.
On December 31, 2020, we completed the acquisition of Lionbridge AI, the data annotation business of Lionbridge Technologies, Inc. for cash consideration of $940 million.
On July 2, 2021, we completed the acquisition of Playment, a Bangalore, India-based leader in computer vision tools and services specialized in 2D and 3D image, video and LiDAR (light detection and ranging). The acquisition builds upon our existing domain expertise and experience in data annotation, positioning us to support technology and large enterprise clients developing AI-powered solutions across a variety of markets. In 2021, we rebranded the Lionbridge AI business to TELUS International AI Data Solutions (TIAI) and added the capabilities of Playment. TIAI is one of only two globally-scaled, managed AI training data and data annotation services and platform providers in the world.

Results of Operations

	Years Ended December 31
($ in millions, except per share amounts and percentages)	2022	2021	2020
Revenue	$2,468	$2,194	$1,582

Operating Expenses
Salaries and benefits	1,393	1,222	947
Goods and services purchased	468	432	244
Share-based compensation	25	75	29
Acquisition, integration and other	40	23	59
Depreciation	124	115	99
Amortization of intangible assets	134	142	83
	2,184	2,009	1,461
Operating Income	284	185	121
Changes in business combination-related provisions	—	—	(74)
Interest expense	41	44	46
Foreign exchange	(7)	(1)	(2)
Income before Income Taxes	250	142	151
Income taxes	67	64	48
Net Income	$183	$78	$103
Earnings per Share
Basic Earnings per Share	$0.69	$0.30	$0.46
Diluted Earnings per Share	$0.68	$0.29	$0.46
Other financial information
Net Income Margin	7.4%	3.6%	6.5%
Adjusted Net Income(1)	$332	$267	$160
Adjusted Basic Earnings per Share(1)	$1.25	$1.01	$0.71
Adjusted Diluted Earnings per Share(1)	$1.23	$1.00	$0.71
Adjusted EBITDA(1)	$607	$540	$391
Adjusted EBITDA Margin(1)	24.6%	24.6%	24.7%
Cash provided by operating activities(2)	$437	$311	$297
Free Cash Flow(1)(2)	$333	$210	$223
Gross Profit[1]	$716	$634	$503
Gross Profit Margin(1)	29.0%	28.9%	31.8%
Adjusted Gross Profit(1)	$974	$891	$685
Adjusted Gross Profit Margin (%)(1)	39.5%	40.6%	43.3%
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
(2)In the fourth quarter of 2022, we changed our presentation of cash interest paid, previously included in cash flows from operating activities, to cash flows from financing activities, as permitted by IAS 7, Statement of cash flows. This resulted in a change in Free Cash Flow. All amounts presented for the comparative periods have been reclassified to conform with current period presentation. See Note 1(a)—Summary of significant accounting policies—Basis of presentation to the audited consolidated financial statements as at and for the year ended December 31, 2022 included in this Annual Report for additional details.

Revenue
We earn revenue pursuant to contracts with our clients that generally take the form of a master services agreement (MSA), or other service contracts. MSAs, which are framework agreements with terms generally ranging from three to five years, with the vast majority having a term of three years, are supplemented by statements of work (SOWs) that identify the specific services to be provided and the related pricing for each service. There are a number of factors that impact the pricing of the services identified in each SOW or service contract, including, but not limited to, the nature and scope of services being provided, service levels and, under certain of our MSAs, we are able to share, to a certain extent, our higher costs of services and foreign exchange risk arising from currency fluctuations. The substantial majority of our revenue is earned based on a time and materials billing model.
Most of our contracts, other than with TELUS Corporation, do not commit our clients to a minimum annual spend or to specific volumes of services. Although the contracts we enter into with our clients provide for terms that range from three to five years, the arrangements may be terminated by our clients for convenience with limited notice and without payment of a penalty or termination fee. Additionally, our clients may also delay, postpone, cancel or reduce the volume of certain of the services we provide without canceling the whole contract. Many of our contracts contain provisions that would require us to pay penalties to our clients and/or provide our clients with the right to terminate the contract if we do not meet pre-agreed service level requirements.
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
Comparison of Years Ended December 31, 2022 and 2021. Our revenue increased $274 million, or 12%, to $2,468 million for the year ended December 31, 2022, driven by growth in services provided to existing clients as well as new clients added since the prior year. Revenue growth included an unfavorable foreign currency impact of approximately 4% due to the lower average EUR:USD exchange rate associated with the strengthening U.S. dollar against the European euro, as compared to the average rate in 2021. Revenue from our top 10 clients for the year ended December 31, 2022 was 65%, compared to 61% in the year ended December 31, 2021.
Comparison of Years Ended December 31, 2021 and 2020. Our revenue increased $612 million, or 39%, to
$2,194 million for the year ended December 31, 2021 compared to the year ended December 31, 2020. Organic revenue growth was $268 million or 17%, which was driven by growth in services provided to existing clients as well as new clients added since the prior year end, while revenue growth from prior year acquisitions was $344 million or 22%, which was largely attributable to our acquisitions of the businesses forming TIAI. Organic revenue growth included a favorable foreign currency impact of approximately 2%, predominantly driven by the higher average EUR:USD exchange rate for the year ended December 31, 2021, as compared to the average rate for the year ended December 31, 2020.
For the years ended December 31, 2022 and 2021, three clients each accounted for more than 10% of our revenues, and for the year ended December 31, 2020, two clients each accounted for more than 10% of our revenues. TELUS Corporation, our controlling shareholder and largest client for the year ended December 31, 2022, accounted for approximately 17.3%, 16.1% and 19.6% of our revenue for the years ended December 31, 2022, 2021 and 2020, respectively. Our second largest client for the year ended December 31, 2022, a leading social media company, accounted for 15.0%, 17.7% and 15.6% of our revenue for the years ended December 31, 2022, 2021 and 2020, respectively. Our third largest client, Google, accounted for approximately 11.9%, 11.0% and 7.5% of our revenue for the years ended December 31, 2022, 2021 and 2020, respectively.
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

We earn revenue pursuant to contracts with our clients, who operate in various industry verticals. The following table presents our earned revenue disaggregation for our five largest industry verticals:

	Years Ended December 31
(in millions)	2022	2021	2020
Revenue by Industry Vertical
Tech and Games	$1,148	$999	$617
Communications and Media	581	537	481
eCommerce and FinTech	285	259	171
Banking, Financial Services and Insurance	166	97	68
Travel and Hospitality	75	62	54
All others	213	240	191
Total	$2,468	$2,194	$1,582
Our revenue has grown in each strategic industry vertical from 2020 to 2022. During the year ended December 31, 2022, revenue for our Tech and Games, Communications and Media, eCommerce and FinTech, Banking, Financial Services and Insurance and Travel and Hospitality industry verticals increased 15%, 8%, 10%, 71%, and 21%, respectively, compared to the year ended December 31, 2021. During the year ended December 31, 2021, revenue for our Tech and Games, Communications and Media, eCommerce and FinTech and Banking, Financial Services and Insurance industry verticals increased 62%, 12%, 51%, 43%, and 15%, respectively, as compared to the year ended December 31, 2020. The revenue growth in our Tech and Games industry vertical during 2022 was driven by continued growth within our existing clients and the addition of new clients through organic channels, while in 2021, the growth was driven by both organic growth and the acquisition of Lionbridge AI in December 2020, which has clients that are largely categorized to this industry vertical. Revenue growth in the Communications and Media industry vertical was predominantly driven by higher revenue from TELUS Corporation. Revenue growth in our eCommerce and FinTech and Travel and Hospitality industry verticals were primarily attributable to new clients and growth within our existing client base, while revenue growth generated from the Banking, Financial Services and Insurance industry vertical was driven by the addition of a leading global financial institution client. Across all of our verticals during the year ended December 31, 2022, the reported revenue growth rates were negatively impacted by unfavourable EUR:USD currency movements compared to the year ended December 31, 2021, as discussed earlier.
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

	Years Ended December 31
(in millions)	2022	2021	2020
Revenue by Geographic Region
Europe	$880	$921	$636
North America	621	502	346
Asia-Pacific	591	455	337
Central America	376	316	263
Total	$2,468	$2,194	$1,582

The number of team members by geographic region is as follows:

	Years Ended December 31
Team Members by Geographic Region	2022	2021	2020
Asia-Pacific(1)	32,405	24,812	19,952
Europe(2)	19,796	19,311	15,305
Central America(3)	16,563	14,124	12,219
North America(4)	4,378	3,894	3,142
Total	73,142	62,141	50,618
_________________________________________________
(1)Comprises China, India, Japan, Philippines, Singapore, and South Korea.
(2)Comprises Austria, Bulgaria, Bosnia and Herzegovina, Czechia, Denmark, Finland, France, Germany, Ireland, Latvia, Poland, Romania, Slovakia, Spain, Switzerland, Turkey and United Kingdom.
(3)Comprises Costa Rica, El Salvador and Guatemala.
(4)Comprises Canada and the United States.
Salaries and benefits
The principal components of salaries and benefits expense include all compensation and benefits, excluding share-based compensation, paid to our front-line and administrative employees.
Comparison of Years Ended December 31, 2022 and 2021. Salaries and benefits increased $171 million, or 14%, to $1,393 million for the year ended December 31, 2022, due to higher team member count to support business growth and higher average employee salaries and wages, partially offset by the lower average exchange rates across a variety of currencies relative to the U.S. dollar. Salaries and benefits as a percentage of revenue remained steady at 56% for both the years ended December 31, 2022 and 2021. Total team member count was 73,142 at December 31, 2022 compared to 62,141 at December 31, 2021.
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
Comparison of Years Ended December 31, 2022 and 2021. Goods and services purchased increased $36 million, or 8%, to $468 million for the year ended December 31, 2022 compared to the year ended December 31, 2021. The increase was attributable to business growth, including higher crowdsourced contractor costs from the expansion in our TIAI business, as described above, partially offset by the lower average exchange rates across a variety of currencies relative to the U.S. dollar.
Comparison of Years Ended December 31, 2021 and 2020. Goods and services purchased increased $188 million, or 77%, to $432 million for the year ended December 31, 2021 compared to the year ended December 31, 2020. This increase was largely driven by our acquisition of TIAI and its crowdsourced contractors, which are recognized in goods and services purchased, and higher software, recruitment and other administrative costs to support the organic growth in our business.

Share-based compensation
Share-based compensation relates to restricted share unit awards and share option awards granted to employees. These awards include both liability-accounted awards, which requires a mark-to-market revaluation against our share price, and equity-accounted awards.
Comparison of Years Ended December 31, 2022 and 2021. Share-based compensation decreased $50 million to
$25 million for the year ended December 31, 2022. The decrease was primarily due to the decrease in our share price during the year, which resulted in lower expense on our liability-accounted awards, as compared to the increase in our share price in the comparative year ended December 31, 2021 following our IPO. The decrease was partially offset by higher expense associated with equity-accounted awards granted in the current year.
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
Comparison of Years Ended December 31, 2022 and 2021. Acquisition, integration and other increased $17 million to $40 million for the year ended December 31, 2022. The increase was primarily due to transaction costs incurred in connection with the acquisition of WillowTree.
Comparison of Years Ended December 31, 2021 and 2020. Acquisition, integration and other decreased $36 million to $23 million for the year ended December 31, 2021. The decrease was primarily due to lower costs for integration in the year ended December 31, 2021 compared to transaction and integration costs incurred in the prior year which were related to the acquisition of CCC and Lionbridge AI, partially offset by costs associated with the secondary offering of subordinate voting shares in the third quarter of 2021.
Depreciation and amortization
Depreciation and amortization includes depreciation of property, plant and equipment and right-of-use leased assets as well as amortization expense for software and intangible assets recognized primarily in connection with acquisitions.
Comparison of Years Ended December 31, 2022 and 2021. Depreciation and amortization expense was $258 million for the year ended December 31, 2022, steady compared to $257 million for the year ended December 31, 2021. The higher depreciation and amortization associated with our investments in capital and intangible assets were offset by the lower average EUR:USD exchange rate on assets held in our subsidiaries which have a European euro functional currency.
Comparison of Years Ended December 31, 2021 and 2020. Depreciation and amortization expense increased
$75 million to $257 million for the year ended December 31, 2021. The increase was primarily due to the incremental amortization recognized on the intangible assets acquired as part of the TIAI business.
Interest expense
Interest expense includes interest expense on short-term and long-term borrowings and on our lease liabilities.
Comparison of Years Ended December 31, 2022 and 2021. Interest expense decreased $3 million, or 7%, to
$41 million for the year ended December 31, 2022. The decrease was primarily due to lower average debt balances on our credit facility, partially offset by higher interest rates.

Comparison of Years Ended December 31, 2021 and 2020. Interest expense decreased $2 million, or 4%, to
$44 million for the year ended December 31, 2021. The decrease was due to debt repayments combined with a lower interest rate triggered by our improved Net Debt to Adjusted EBITDA Leverage ratio (as defined in our credit agreement) throughout the year.
Foreign exchange
Foreign exchange is comprised of gains and losses recognized on certain derivatives, as well as foreign exchange gains and losses recognized on the revaluation and settlement of foreign currency transactions. See “Item 11—Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk” for a discussion of our hedging programs.
Comparison of Years Ended December 31, 2022 and 2021. Foreign exchange gain of $7 million during the year ended December 31, 2022, compared to a gain of $1 million in the comparative prior year. These reflect changes in foreign exchange rates in the currencies in which we transact.
Comparison of Years Ended December 31, 2021 and 2020. Foreign exchange gain of $1 million during the year ended December 31, 2021, compared to a gain of $2 million in the comparative prior year. These reflect changes in foreign exchange rates in the currencies in which we transact.
Income tax expense

	Years Ended December 31
($ in millions)	2022	2021	2020
Income tax expense	$67	$64	$48
Income taxes computed at applicable statutory rates	22.7%	22.6%	24.2%
Effective tax rate (%)(1)	26.8%	45.1%	31.6%
_________________________________________________
(1)Effective tax rate is calculated by dividing income tax expense by income before income taxes.
Comparison of Years Ended December 31, 2022 and 2021. Income tax expense increased $3 million for the year ended December 31, 2022 and the effective tax rate decreased from 45.1% to 26.8%. The decrease in the effective tax rate was primarily due to a change in the foreign tax differential and a decrease in non-deductible items. A portion of the non-deductible items incurred in the year ended December 31, 2021 were a result of our IPO and non-recurring.
Comparison of Years Ended December 31, 2021 and 2020. Income tax expense increased $16 million for the year ended December 31, 2021 and the effective tax rate increased from 31.6% to 45.1%. The increase in the effective tax rate was primarily due to an increase in withholding and other taxes and an increase in non-deductible items. A portion of the non-deductible items were a result of our IPO in February 2021 and non-recurring. The change in income mix amongst the jurisdictions resulted in a lower weighted average statutory income tax rate.
Net income
Comparison of Years Ended December 31, 2022 and 2021. Net income increased $105 million, or 135%, to $183 million for the year ended December 31, 2022, compared to $78 million for the year ended December 31, 2021. The increase was primarily due to higher revenues, lower share based compensation expense, and a foreign exchange gain in the period, partially offset by higher operating costs to support business growth and higher income tax expense. Net income margin increased to 7.4% for the year ended December 31, 2022, compared to 3.6% in the comparative prior year.
Comparison of Years Ended December 31, 2021 and 2020. Net income decreased $25 million, or 24%, to $78 million for the year ended December 31, 2021. The decrease was primarily due to a prior year non-recurring gain of $74 million on the settlement of a business combination-related provision which did not recur in 2021. Excluding the gain recognized in 2020, our operating performance contributed to positive growth in net income, as higher revenues from organic and inorganic growth were partially offset by higher operating costs to support business growth, increase in amortization from acquired TIAI intangible assets, and higher share-based compensation. Net income margin decreased to 3.6% for the year ended December 31, 2021, compared to 6.5% in the comparative prior year.

Non-GAAP Financial Measures and Non-GAAP Ratios
We regularly review the non-GAAP financial measures and non-GAAP ratios presented below to evaluate our operating performance and analyze underlying business results and trends. We use these non-GAAP financial measures and non-GAAP ratios to manage our business by establishing budgets and operational goals against these measures. We also use these non-GAAP financial measures to monitor compliance with debt covenants, which are based on the same or similar financial metrics, and manage our capital structure. We believe these non-GAAP financial measures and non-GAAP ratios provide investors with a consistent basis on which to evaluate our operating performance with our comparative period results, and additionally provide supplemental information to the financial measures and ratios that are calculated and presented in accordance with GAAP. A reconciliation for each non-GAAP financial measure to the nearest GAAP measure is provided below. These non-GAAP financial measures or non-GAAP ratios may not be comparable to GAAP measures or ratios and may not be comparable to similarly titled non-GAAP financial measures or non-GAAP ratios reported by other companies, including those within our industry and TELUS Corporation, our controlling shareholder. Consequently, our non-GAAP measures and ratios should not be evaluated in isolation, but rather, should be considered together with the most directly comparable GAAP measure or ratio and our consolidated financial statements for the periods presented. The non-GAAP financial measures and non-GAAP ratios we present in this discussion should not be considered a substitute for, or superior to, financial measures or ratios determined or calculated in accordance with GAAP.
Adjusted Net Income, Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share.
Adjusted Net Income is a non-GAAP financial measure, and Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share (EPS) are non-GAAP ratios. We regularly monitor Adjusted Net Income, Adjusted Basic EPS and Adjusted Diluted EPS as they provide a consistent measure for management and investors to evaluate our period-over-period operating performance, to better understand our ability to manage operating costs and to generate profits. The following items are excluded from Adjusted Net Income as we believe they are driven by factors that are not indicative of our ongoing operating performance, including changes in business combination-related provisions, acquisition, integration and other, share-based compensation, foreign exchange gains or losses and amortization of purchased intangible assets, and the related tax effect of these adjustments. Adjusted Basic EPS is calculated by dividing Adjusted Net Income by the basic total weighted average number of equity shares outstanding during the period. Adjusted Diluted EPS is calculated by dividing Adjusted Net Income by the diluted total weighted average number of equity shares outstanding during the period. Adjusted Basic EPS and Adjusted Diluted EPS are non-GAAP ratios used by management to assess the profitability of our business operations on a per share basis.

	Years Ended December 31
($ in millions, except per share amounts)	2022	2021	2020
Net income	$183	$78	$103
Add back (deduct):
Changes in business combination-related provisions(1)	—	—	(74)
Acquisition, integration and other(2)	40	23	59
Share-based compensation(3)	25	75	29
Foreign exchange gain(4)	(7)	(1)	(2)
Amortization of purchased intangible assets(5)	121	132	75
Tax effect of the adjustments above	(30)	(40)	(30)
Adjusted Net Income	332	$267	$160
Adjusted Basic Earnings Per Share	$1.25	$1.01	$0.71
Adjusted Diluted Earnings Per Share	$1.23	$1.00	$0.71
_________________________________________________
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
Comparison of Years Ended December 31, 2022 and 2021. Adjusted net income increased $65 million, or 24%, to
$332 million for the year ended December 31, 2022. The increase was primarily due to an increase in revenue from existing and new customers, partially offset by higher salaries and benefits and goods and services to support overall growth in the business, and higher income tax expense.
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
Gross Profit, Adjusted Gross Profit, Gross Profit Margin, and Adjusted Gross Profit Margin.
Gross Profit and Adjusted Gross Profit are non-GAAP financial measures, and Gross Profit Margin and Adjusted Gross Profit Margin are non-GAAP ratios. We regularly monitor these financial measures to assess how efficiently we are servicing our clients and to monitor the growth in our direct costs in comparison to growth in revenue. We calculate Gross Profit by deducting operating expenses net of indirect and administrative expenses from revenue. Indirect and administrative expenses are comprised of indirect salaries and benefits and goods and services purchased associated with our administrative and corporate employees, share-based compensation, and acquisition, integration and other. We calculate Adjusted Gross Profit by excluding depreciation and amortization charges from Gross Profit, because the timing of the underlying capital expenditures and other investing activities do not correlate directly with the revenue earned in a given reporting period. We calculate Gross Profit Margin by taking Gross Profit divided by revenue, and we calculate Adjusted Gross Profit Margin by taking Adjusted Gross Profit divided by revenue.

	Years Ended December 31
($ in millions, except percentages)	2022	2021	2020
Revenue	$2,468	$2,194	$1,582
Less: Operating expenses	(2,184)	(2,009)	(1,461)
Add back: Indirect and administrative expenses	432	449	382
Gross profit	$716	$634	$503
Add back: Depreciation and amortization	258	257	182
Adjusted Gross Profit	$974	$891	$685
Gross Profit Margin	29.0%	28.9%	31.8%
Adjusted Gross Profit Margin	39.5%	40.6%	43.3%

Comparison of Years Ended December 31, 2022 and 2021. Gross profit margin remained steady at 29.0% for the year ended December 31, 2022, compared to 28.9% for the year ended December 31, 2021. Adjusted gross profit margin, which excluded the effect of depreciation and amortization, decreased to 39.5% for the year ended December 31, 2022, compared to 40.6% in the comparative prior year, due to higher costs associated with our front-line team members, as well as changes in our revenue mix across our industry verticals and geographic regions.
Comparison of Years Ended December 31, 2021 and 2020. Gross profit margin decreased to 28.9% for the year ended December 31, 2021, compared to 31.8% for the year ended December 31, 2020. The decrease was due to higher amortization from the intangible assets acquired for the TIAI business and the crowdsourced labor included in our costs of revenue. Adjusted gross profit margin, which excluded the effect of depreciation and amortization, decreased to 40.6% for the year ended December 31, 2021, compared to 43.3% in the comparative prior year, primarily due to the costs of crowdsourced labor.
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

	Years Ended December 31
($ in millions)	2022	2021	2020
Net income	$183	$78	$103
Add back (deduct):
Changes in business combination-related provisions(1)	—	—	(74)
Acquisition, integration and other(2)	40	23	59
Share-based compensation(3)	25	75	29
Foreign exchange gain(4)	(7)	(1)	(2)
Depreciation and amortization	258	257	182
Interest expense	41	44	46
Income taxes	67	64	48
Adjusted EBITDA	$607	$540	$391
Net Income Margin (%)	7.4%	3.6%	6.5%
Adjusted EBITDA Margin	24.6%	24.6%	24.7%
_________________________________________________
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
Comparison of Years Ended December 31, 2022 and 2021. Adjusted EBITDA increased $67 million, or 12%, to $607 million for the year ended December 31, 2022, compared to $540 million in the comparative prior year. The increase was due to increase in revenue, partially offset by higher salaries and benefits and goods and services purchased to support overall growth in the business.
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

	Years Ended December 31
($ in millions)	2022	2021	2020
Cash provided by operating activities(1)	$437	$311	$297
Less: capital expenditures	(104)	(101)	(74)
Free Cash Flow(1)	$333	$210	$223
_________________________________________________
(1)In the fourth quarter of 2022, we changed our presentation of cash interest paid, previously included in cash flows from operating activities, to cash flows from financing activities, as permitted by IAS 7, Statement of cash flows. This resulted in a change in Free Cash Flow. All amounts presented for the comparative periods have been reclassified to conform with current period presentation. See Note 1(a)—Summary of significant accounting policies—Basis of presentation to the audited consolidated financial statements as at and for the year ended December 31, 2022 included in this Annual Report for additional details.
Comparison of Years Ended December 31, 2022 and 2021. During the year ended December 31, 2022, Cash provided by operating activities increased $126 million, or 41%, to $437 million, and Free Cash Flow increased $123 million, or 59%, to $333 million. The increase was due to higher operating profits generated from business growth, lower net outflows from working capital and lower share-based compensation payments.
Comparison of Years Ended December 31, 2021 and 2020. During the year ended December 31, 2021, Cash provided by operating activities increased $14 million, or 5%, to $311 million, and Free Cash Flow decreased $13 million, or 6%, to $210 million for the year ended December 31, 2020. The increased operating profits generated from organic growth and our recent acquisitions was partially offset by higher income tax and share-based compensation payments, and higher outflows from working capital. Free Cash Flow was further reduced by an increase in capital expenditures to support continued business growth.

Summary of consolidated quarterly results and trends
The following table sets forth our unaudited quarterly statements of operations data for each of the last eight quarters ended December 31, 2022. The information for each of these quarters has been prepared on the same basis as the audited annual financial statements included in our 2022 Annual Report and, in the opinion of management, includes all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the results of operations for these periods. This data should be read in conjunction with our audited consolidated financial statements and related notes thereto included in our 2022 Annual Report. These quarterly results of operations are not necessarily indicative of our future results of operations that may be expected for any future period.

(millions except per share amounts)	2022 Q4	2022 Q3	2022 Q2	2022 Q1	2021 Q4	2021 Q3	2021 Q2	2021 Q1
REVENUE	$630	$615	$624	$599	$600	$556	$533	$505

OPERATING EXPENSES
Salaries and benefits	349	346	356	342	332	309	299	282
Goods and services purchased	124	111	118	115	125	110	103	94
Share-based compensation	5	6	7	7	9	21	19	26
Acquisition, integration and other	23	7	6	4	5	6	7	5
Depreciation	36	29	30	29	30	29	29	27
Amortization of intangible assets	32	32	34	36	36	34	36	36
	569	531	551	533	537	509	493	470
OPERATING INCOME	61	84	73	66	63	47	40	35
OTHER (INCOME) EXPENSES
Interest expense	12	10	10	9	8	10	12	14
Foreign exchange loss (gain)	18	(11)	(14)	—	(2)	(1)	(1)	3
INCOME BEFORE INCOME TAXES	31	85	77	57	57	38	29	18
Income taxes	(3)	26	21	23	21	15	13	15
NET INCOME	$34	$59	$56	$34	$36	$23	$16	$3
Basic earnings per share	$0.13	$0.22	$0.21	$0.13	$0.14	$0.09	$0.06	$0.01
Diluted earnings per share	$0.13	$0.22	$0.21	$0.13	$0.13	$0.09	$0.06	$0.01
The quarter-over-quarter increases in consolidated revenue reflects the growth in both our organic customer base, as well as successful scale-up of new service programs provided to existing clients. During 2022, these increases were offset, in part, by the lower average EUR:USD exchange rate associated with the strengthening U.S. dollar against the European euro.
The quarter-over-quarter increases in salaries and benefits expense reflects increases in our team member base as required to service growing volumes from both our existing and new customers, the expansion of our service offerings and increased wages over time. During 2022, these increases were offset, in part, from the strengthening U.S. dollar and the lower average exchange rates against a variety of currencies that we operate in, as well as labor efficiencies.
The quarter-over-quarter increases in goods and services purchased reflects increases in external labor to support the growth in our digital business, increases in our software licensing costs associated with our growing team member base and increase in administrative expenses to support growth in the overall business and business acquisitions. During 2022, these increases were offset, in part, from the strengthening U.S. dollar and the lower average exchange rates against a variety of currencies that we operate in.
Share-based compensation fluctuates quarter-over-quarter, reflecting changes in the value of our equity and the impact of mark-to-market revaluation of liability-accounted awards. As we shifted our share-based compensation grants to equity-accounted awards starting in 2021, we expect less volatility in this expense over time as these awards are not subject to the mark-to-market revaluation impact of liability-accounted awards.
The quarter-over-quarter changes in acquisition, integration and other costs are dependent on a number of factors and are generally inconsistent in amount and frequency, as well as significantly impacted by the timing and size of business acquisitions and subsequent integration efforts.

The quarter-over-quarter increases in depreciation and amortization reflects increases due to growth in capital assets, which is supporting the expansion of our sites required to service customer demand and growth in intangible assets recognized in connection with business acquisitions.
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
Related Party Transactions
Recurring Transactions with TELUS Corporation
In 2021, we entered into an amended and restated TELUS MSA, which provide for a ten-year master services agreement and we also entered into a ten-year transition and shared services agreement with TELUS Corporation. Revenues earned pursuant to the TELUS MSA are recorded as revenue and fees incurred in connection with the shared services agreement for certain shared services provided to us are recorded as goods and services purchased.
The following table summarizes the transactions with TELUS and its subsidiaries, for each of the periods presented:

	Years Ended December 31
($ in millions)	2022	2021	2020
Revenue	$428	$353	$310
Management Fees	$(33)	$(30)	$(29)
Total	$395	$323	$281
Amounts Received from TELUS Corporation	$417	$339	$284
Amounts Paid to TELUS Corporation	$33	$20	$38
Amounts receivable from TELUS Corporation were $81 million and $53 million as at December 31, 2022 and 2021, respectively, and amounts payable to TELUS Corporation were $111 million and $71 million as at December 31, 2022 and 2021, respectively.
Other Transactions with TELUS Corporation
As at December 31, 2022 and as of the date of this Annual Report, TELUS Corporation participates as a lender of 7.17% of our total credit facility, as disclosed in Note 15—Long-term debt to the audited consolidated financial statements as at and for the year ended December 31, 2022 included in this Annual Report. See “Item 7B—Related Party Transactions—Our Relationship with TELUS—Credit Agreement” for a description of our credit agreement.
On January 29, 2020, in connection with the acquisition of CCC, we issued 14.7 million Class A common shares and 0.2 million Class C common shares to TELUS Corporation for $126 million. The proceeds from these share issuances were used to finance the acquisition.
On April 1, 2020, we issued 3.5 million Class C common shares for proceeds of $49 million to TELUS Corporation as consideration for the acquisition of MITS from TELUS Corporation, a common control transaction. We also issued 5.4 million Class A common shares to TELUS Corporation for proceeds of $75 million to finance the buy-out of the non-controlling interest in Xavient Digital in April 2020.
On December 29, 2020, in connection with the acquisition of Lionbridge AI, we issued 7.6 million Class A common shares to TELUS Corporation for $150 million. The proceeds from these share issuances were used to finance the acquisition.
Immediately prior to the Company’s IPO on February 3, 2021, all Class A, Class C, and Class D common shares held by TELUS Corporation were exchanged for Class B common shares, and these Class B common shares were then redesignated as multiple voting shares. Subsequent to such redesignations, we effected a 4.5-for-1 split of each of our outstanding multiple voting shares. On a post-split basis, TELUS Corporation held 153.0 million multiple voting shares of TELUS International. On February 3, 2021, and in connection with the Company’s IPO, TELUS Corporation converted 6.5 million of our multiple voting shares to subordinate voting shares that were sold to new investors in the initial public offering.

In the fourth quarter of 2022, we acquired certain call centre operations of TELUS Corporation for cash consideration of $1 million (net of cash assumed), in exchange for $2 million of net identifiable assets and $9 million of goodwill. This acquisition was accounted for as a common control business acquisition using the predecessor accounting method. The amount of net assets and goodwill acquired in excess of the fair value of consideration paid was recorded to contributed surplus in the consolidated statements of changes in owners’ equity.
Transactions with BPEA
On January 29, 2020, in connection with the acquisition of CCC, we issued 8.0 million Class B common shares to BPEA, for $68 million. The proceeds from these share issuances were used to finance the acquisition.
On September 29, 2020, BPEA elected to exercise its option to purchase 4.8 million Class B common shares for aggregate consideration of $67 million.
On December 29, 2020, in connection with the acquisition of Lionbridge AI, we issued 4.1 million Class B common shares to BPEA for $80 million. The proceeds from these share issuances were used to finance the acquisition.
Immediately prior to the Company’s IPO on February 3, 2021, all Class B common shares held by BPEA were redesignated as multiple voting shares. Subsequent to such redesignations, we effected a 4.5-for-1 split of each of our outstanding multiple voting shares. On a post-split basis, BPEA held 82.1 million multiple voting shares of TELUS International. In connection with the Company’s IPO, BPEA converted 15.1 million of our multiple voting shares to subordinate voting shares that were sold to new investors in the initial public offering. On September 28, 2021, BPEA converted 13.6 million of our multiple voting shares to subordinate voting shares that were sold to new investors in a secondary public offering.
As at December 31, 2022, there were no amounts receivable or payable to BPEA.
B.Liquidity and Capital Resources
Capital resources
As at December 31, 2022, we had approximately $1,383 million (December 31, 2021 - $831 million) of available liquidity, comprised of cash and cash equivalents of $125 million (December 31, 2021 - $115 million), and available borrowings under our credit facility of $1,258 million (December 31, 2021 - $716 million) (see Note 15(b)—Long-term debt—Credit facility in the notes to the audited consolidated financial statements as at and for the year ended December 31, 2022 included in this Annual Report). Our objective when managing capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk levels.
During the second quarter of 2022, we filed a shelf registration statement with the Securities and Exchange Commission in the United States and a base shelf prospectus with the Canadian securities regulators, pursuant to which we can offer an indeterminate amount of certain debt or equity securities in the United States and Canada.
In the management of capital and in its definition, we include owners’ equity (excluding accumulated other comprehensive income), long-term debt (including long-term credit facilities and any hedging assets or liabilities associated with long-term debt items, net of amounts recognized in accumulated other comprehensive income) and cash and cash equivalents. We manage capital by monitoring the financial covenants prescribed in our credit facility. For additional information, see Note 15(b)—Long-term debt—Credit facility in the notes to the audited consolidated financial statements as at and for the year ended December 31, 2022 included in this Annual Report.
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
We monitor capital utilizing the financial covenants prescribed in our credit facility agreements. As at December 31, 2022, we were in compliance with all of our covenants including maintaining a net debt to EBITDA leverage ratio as calculated in accordance with the credit facility of less than 4.25:1.00.

The following table presents a summary of our cash flows and ending cash balances for the years ended December 31, December 31, 2022, 2021 and 2020:

	Years Ended December 31
	2022	2021	2020
	($ in millions)
Cash provided by operating activities(1)	$437	$311	$297
Cash used in investing activities	(119)	(110)	(1,872)
Cash (used in) provided by financing activities	(300)	(235)	1,657
Effect of exchange rate changes	(8)	(4)	(9)
Increase (decrease) in cash position during the year	$10	$(38)	$73
Cash and cash equivalents, beginning of year	$115	$153	$80
Cash and cash equivalents, end of year	$125	$115	$153
_________________________________________________
(1)In the fourth quarter of 2022, we changed our presentation of cash interest paid, previously included in cash flows from operating activities, to cash flows from financing activities, as permitted by IAS 7, Statement of cash flows. All amounts presented for the comparative periods have been reclassified to conform with current period presentation. See Note 1(a)—Summary of significant accounting policies—Basis of presentation to the audited consolidated financial statements as at and for the year ended December 31, 2022 included in this Annual Report for additional details.
Operating activities
Comparison of Years Ended December 31, 2022 and 2021. We generated cash from operating activities of $437 million during the year ended December 31, 2022, an increase of $126 million from the comparative period. This increase was primarily attributable to an increase in net income adjusted for non-cash items due to growth in our business, as well as lower share-based compensation payments.
Comparison of Years Ended December 31, 2021 and 2020. We generated cash from operating activities of
$311 million during the year ended December 31, 2021, an increase of $14 million from the comparative period. The increase was primarily attributable to an increase in net income adjusted for non-cash items due to growth in our organic business, as well as the positive cash flows generated from our recent acquisitions, which was offset in part by higher income tax and share-based compensation payments, and an increase in net working capital.
Investing activities
Comparison of Years Ended December 31, 2022 and 2021. We used cash from investing activities of $119 million during the year ended December 31, 2022, an increase of $9 million from the comparative period, to purchase capital and other assets to support the growth in our business.
Comparison of Years Ended December 31, 2021 and 2020. We used cash from investing activities of $110 million during the year ended December 31, 2021, a decrease of $1,762 million from the comparative period, primarily due to $1,742 million used in connection with our acquisitions of CCC and Lionbridge AI, net of cash acquired.
Financing activities
Comparison of Years Ended December 31, 2022 and 2021. We used cash from financing activities of $300 million during the year ended December 31, 2022, compared to $235 million during the year ended December 31, 2021, a net increase of $65 million, primarily for repayments of our long-term debt.
Comparison of Years Ended December 31, 2021 and 2020. For the year ended December 31, 2021, we generated cash from financing activities of $235 million compared to using $1,657 million in the comparative period. The decrease in cash generated from financing activities was primarily due to the issuance of shares and incremental debt in 2020 to finance the acquisition of CCC and Lionbridge AI, whereas in 2021, we used the net proceeds from our IPO and available cash to repay our long-term debt under our credit facility.

Future Capital Requirements
We believe that our existing cash and cash equivalents combined with our expected cash flow from operations and liquidity available under our credit facilities will be sufficient to meet our projected operating and capital expenditure requirements for at least the next 12 months and we possess the financial flexibility to execute our strategic objectives, including the ability to make acquisitions and strategic investments in the foreseeable future. Our ability to generate cash, however, is subject to our performance, general economic conditions, industry trends and other factors. To the extent that existing cash and cash equivalents and operating cash flow are insufficient to fund our future activities and requirements, we may need to raise additional funds through equity or debt financing. If we raise funds through the issuance of additional debt, we may be subject to additional contractual restrictions on our business. There is no assurance that we would be able to raise additional funds on favorable terms or at all. See “Item 3D—Risk Factors—Risks Related to Our Business”. We may need to raise additional funds to pursue our growth strategy or continue our operations, and we may be unable to raise capital when needed or on acceptable terms, which could lead us to be unable to expand our business.
Net Debt and Adjusted EBITDA, both as per our credit agreement, are used to calculate our leverage ratio debt covenant (Net Debt to Adjusted EBITDA Leverage Ratio), as presented below. We seek to maintain a Net Debt to Adjusted EBITDA Leverage Ratio in the range of 2-3x. As at December 31, 2022, our Net Debt to Adjusted EBITDA Leverage Ratio was 1.1x. We may deviate from our target Net Debt to Adjusted EBITDA Leverage Ratio to pursue acquisitions and other strategic opportunities that may require us to borrow additional funds and, additionally, our ability to maintain this targeted ratio depends on our ability to continue to grow our business, general economic conditions, industry trends and other factors.
The following table presents a calculation of our Net Debt to Adjusted EBITDA Leverage Ratio as at December 31, 2022 and 2021:

	Years Ended December 31
($ in millions)	2022	2021
Outstanding credit facility	742	941
Contingent facility utilization	7	7
Net derivative	1	19
Cash balance(1)	(125)	(100)
Net Debt as per credit agreement	$625	$867
Adjusted EBITDA(2) (trailing 12 months)	$607	$540
Adjustments required as per credit agreement	(63)	(118)
Net Debt to Adjusted EBITDA Leverage Ratio as per credit agreement(3)	1.1	2.1
_________________________________________________
(1)Maximum cash balance permitted as a reduction to net debt, as per the credit agreement, was $150 million as at December 31, 2022 (December 31, 2021 - $100 million); actual cash balance as of December 31, 2022 and December 31, 2021 was $125 million and $115 million, respectively.
(2)Adjusted EBITDA is a non-GAAP financial measure, see section “—Non-GAAP Financial Measures and Non-GAAP Ratios” for more information.
(3)As required by our lenders to reflect the effect to our acquisition of WillowTree on January 3, 2023, including the additional borrowings under our credit facility to fund, in part, the acquisition, our reported Net Debt to Adjusted EBITDA Leverage Ratio as per the credit agreement was 2.9x.

Capital Expenditures

	Years Ended December 31
($ in millions)	2022	2021	2020
Capital expenditures	$104	$101	$74
Comparison of Years Ended December 31, 2022 and 2021. Capital expenditures increased $3 million, or 3%, to $104 million for the year ended December 31, 2022, compared to the year ended December 31, 2021. The increase was primarily attributable to additional investment in our Asia Pacific region as well as our AI Data Solutions business.
Comparison of Years Ended December 31, 2021 and 2020. Capital expenditures increased $27 million, or 36%, to $101 million for the year ended December 31, 2020. The increase was primarily attributable to additional investment in our Asia Pacific, Central America and Europe regions to service growth in business volumes.
Contractual Obligations
Our principal sources of liquidity are cash generated from operations, our available credit facility, and to a lesser extent, our cash and cash equivalents. For the year ended December 31, 2022, our cash provided by operating activities was $437 million and as at December 31, 2022, we had $1,258 million of available borrowing under our credit facility and cash and cash equivalents of $125 million.
Our primary uses of liquidity are cash used in our normal business operations such as employee compensation expense, goods and services purchases, and working capital requirements. In addition, we are required to meet the payment obligations under our credit facility and lease agreements. We expect that our cash flow from operations and our available cash and cash equivalents (including the revolving component of our credit facility) will be sufficient to meet our ongoing cash flow needs and operating requirements. The expected maturities of our undiscounted financial liabilities, excluding long-term-debt, do not differ significantly from the contractual maturities, other than as noted below. The contractual maturities of our undiscounted financial liabilities, as at December 31, 2022 including interest thereon (where applicable), are as set out in the following table:

	Non-derivative				Derivative
			Composite long-term debt		Currency swap agreement amounts to be exchanged
Year (millions)	Non- interest bearing financial liabilities	Due to affiliated companies	Long-term debt, excluding leases	Leases	(Receive)	Pay	Total
2023	$321	$111	$73	$68	$(145)	$126	$554
2024	40	—	78	58	(39)	23	160
2025	7	—	76	47	(321)	314	123
2026	7	—	74	40	—	—	121
2027	6	—	72	24	—	—	102
Thereafter	18	—	599	47	—	—	664
Total	$399	$111	$972	$284	$(505)	$463	$1,724
Off-Balance Sheet Arrangements
We do not have any material obligations under guarantee contracts or other contractual arrangements other than as disclosed in Note 17—Contingent liabilities in the notes to the audited consolidated financial statements for the year ended December 31, 2022 included in this Annual Report. We have not entered into any transactions with unconsolidated entities where we have financial guarantees, subordinated retained interests, derivative instruments, or other contingent arrangements that expose us to material continuing risks, contingent liabilities, or any other obligation under a variable interest in an unconsolidated entity that provides financing, liquidity, market risk, or credit risk support to us, or engages in leasing, hedging, or research and development services with us.

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
Our Ability to Attract and Retain Talent
As at December 31, 2022, we had over 73,000 team members located across 28 countries in four geographic regions, servicing clients in over 50 languages. In addition, our TELUS International AI Data Solutions (TIAI) business utilizes the services of a crowd-sourced provider base that is geographically dispersed across the globe.
Ensuring that our team members feel valued and engaged is integral to our performance, as our team members enable us to provide our unique, “customer-first” and caring culture to our clients’ customers, which has driven our strong client retention, higher satisfaction scores and overall better experience for our clients’ customers. This has, in part, been responsible for our growth and differentiation in the marketplace, enabling us to enhance our existing client relationships and build new ones. As a result, we make significant investments to attract, select, retain and develop talent across our product and service offerings. We have devoted, and will continue to devote, substantial resources to creating engaging, inspiring, world-class physical workplaces; recruiting; cultivating talent selection proficiencies and proprietary methods of performance measurement; growing employee engagement including rewards and development; supporting our corporate sustainability initiatives; and acquiring new talent and capabilities to meet our clients’ evolving needs. Our ability to attract and retain team member talent will depend on a number of factors, including our ability to: compete for talent with competitive service providers in the geographies in which we operate; provide innovative compensation packages and benefits to our team members; retain and integrate talent from our acquisitions; and meet or exceed evolving expectations related to corporate sustainability.
Impact of Inflation, Higher Interest Rates, and Slower Economic Growth
The global economy has entered into a period of inflation, higher interest rates and slower economic growth and some regions may experience a recessionary period and we cannot predict how long such conditions may last or what their ultimate impact may be on our business. Global economic conditions may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our clients, increase the cost of borrowing and cause credit to become more limited and less available, limit our ability to access financing or increase our cost of financing to meet liquidity needs, and affect the ability of our clients to use credit to purchase our services or to make timely payments to us, all of which could have a material adverse effect on our business, financial condition, financial performance and cash flows. Changes in the general level of economic activity, such as decreases in business and consumer spending, could result in pricing pressure on our services and a decrease or delay in demand for the products and services that our clients provide to their customers, and consequently reduce or delay our clients’ or potential clients’ demand for our services, which would reduce our revenue. In some cases, it may mean that our clients enter into insolvency proceedings or default on their obligations to us.

Inflationary pressures could also drive up wage costs in the countries where we operate. In connection with potential future growth and inflation, we may need to increase our team member compensation more rapidly than in the past to remain competitive in attracting and retaining the quality and number of team members that our business requires. To the extent that we are not able to control or share wage increases with our clients, wage increases may reduce our margins and cash flows.
Impact of COVID-19
The COVID-19 pandemic, which began in the first quarter of 2020, continues to evolve and have a global impact, including in each of the countries where our delivery locations are located. Since that time, it has disrupted our business operations and created financial uncertainty. Our persistent focus to date has been on keeping all of our team members safe and healthy, while continuing to serve our clients and support our communities. As of the date of this report, many of our team members continue to work remotely, as they have since the onset of the pandemic, and in some cases we have thoughtfully and strategically returned team members to site. We currently expect that a majority of team members will return to traditional work environments in offices and delivery locations over time when it has been deemed safe to do so by local governments and healthcare officials, although the extent and timing of such return is expected to vary by geography and practices within each office and delivery location.
The impact of the COVID-19 pandemic on our business, operating results, cash flows and financial condition was most significant in the second quarter of 2020 as a result of the temporary site closures enforced across our delivery sites. As our service delivery centres are located in multiple geographic regions, the varying degrees of severity and recovery efforts from the pandemic in the countries we operate has required us to evolve and adapt our business operations. Over the past two years, we were able to largely mitigate the negative impact on our financial condition, financial performance and operating cash flows by taking steps to strategically grow our client base and contain costs. While we expect the pandemic to continue to affect our operations and our clients into 2023 and possibly thereafter, these impacts reflect our new operating environment.
Industry Trends
The industry trends affecting us and that may have an impact on our future performance and financial performance include the trends described in “Item 4B—Business Overview—Industry Background”.
Seasonality
Our financial results may vary from period to period during any year. The seasonality in our business, and consequently, our financial performance, generally mirrors that of our clients. Our revenues, excluding material changes to our clients operating environment, such as potential impacts of a recession and our clients response to those impacts, or material changes in the foreign currency rates that we operate in, are typically higher in the third and fourth quarters than in other quarters.
Foreign Currency Fluctuations
While our primary operating currency is the U.S. dollar, we are also party to revenue contracts denominated in the European euro and other currencies and a significant portion of our operating expenses are incurred in currencies other than the U.S. dollar. Movements in the exchange rates between the U.S. dollar and these other currencies have an impact on our financial results. The tables below outline revenue and expenses by currency and the percentage of each of the total revenue and expenses for each period.

	Years Ended December 31
	2022		2021		2020
	($ in millions)
(millions except percentages)	Revenue	% of total	Revenue	% of total	Revenue	% of total
U.S. dollar	$1,608	65%	$1,318	60%	$542	34%
European euro	695	28%	735	34%	630	40%
Canadian dollar	119	5%	111	5%	398	25%
Other	46	2%	30	1%	12	1%
Total	$2,468	100%	$2,194	100%	$1,582	100%

	Years Ended December 31
	2022		2021		2020
	($ in millions)
(millions except percentages)	Expenses	% of total	Expenses	% of total	Expenses	% of total
U.S. dollar	$809	37%	$758	38%	$573	39%
European euro	413	19%	428	21%	332	23%
Philippine peso	266	12%	228	11%	187	13%
Canadian dollar	221	10%	213	11%	130	9%
Other(1)	475	22%	382	19%	239	16%
Total	$2,184	100%	$2,009	100%	$1,461	100%
_____________________________________________________________
(1)This includes other currencies such as the Guatemalan quetzal, Bulgarian lev, Romanian leu, Indian rupee and Turkish lira.
The following table presents information on the average exchange rates between the U.S. dollars and the key currencies to which we have exposure over the last three years:

	Years Ended December 31
Foreign Exchange Rates	2022	2021	2020
European euro to U.S. dollar	1.0515	1.1826	1.1405
Philippine peso to U.S. dollar	0.0184	0.0203	0.0202
Canadian dollar to U.S. dollar	0.7683	0.7978	0.7454
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

Name	Province/State and Country of Residence	Age	Position
Jeffrey Puritt	Nevada, United States	59	President, Chief Executive Officer and Director
Michel Belec	British Columbia, Canada	60	Chief Legal Officer and Corporate Secretary
Beth Howen	Texas, United States	57	Chief Transformation Officer
Vanessa Kanu	Ontario, Canada	45	Chief Financial Officer
Maria Pardee	Colorado, United States	60	Chief Commercial Officer
Michael Ringman	Colorado, United States	51	Chief Information Officer
Marilyn Tyfting	British Columbia, Canada	52	Chief Corporate Officer
Darren Entwistle	British Columbia, Canada	60	Chair and Director
Josh Blair	British Columbia, Canada	49	Vice-Chair and Director
Olin Anton	British Columbia, Canada	69	Director
Navin Arora	Calgary, Alberta	51	Director
Doug French	Ontario, Canada	57	Director
Tony Geheran	British Columbia, Canada	60	Director
Sue Paish	British Columbia, Canada	64	Director
Carolyn Slaski	Florida, United States	60	Director
Sandra Stuart	British Columbia, Canada	59	Director

Mr. Kenneth Cheong, who was one of our directors as of December 31, 2022, resigned as director of the Company effective February 9, 2023.
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
Beth Howen has served as the Chief Transformation Officer since August 2022. Prior to joining TELUS International, Ms. Howen spent six years in various senior leadership roles at Atos. Most recently, she held the role of Global Head of Digital Transformation, and was a key member of the General Management Committee that develops and executes the company’s strategy to ensure value is delivered to clients, shareholders, partners and employees. She is a graduate of Purdue University’s computer technology program.

Vanessa Kanu has served as our Chief Financial Officer since 2020. Prior to joining TELUS International, Ms. Kanu spent 16 years at Mitel Networks Corporation in increasingly senior leadership roles, including as Chief Financial Officer from 2019 to 2020. Prior to that she was at PricewaterhouseCoopers. Ms. Kanu currently serves on the Board of Directors of Manulife, where she is a member of their audit committee. She also serves on the Board of Directors of Thorn, as the chair of their finance and audit committee, a not for profit organization with a mission to eliminate child sexual abuse materials from the internet. She holds a Bachelor of Science degree in International and Financial Economics from the University of Hull, England. Ms. Kanu is a Chartered Professional Accountant in Canada, a Certified Public Accountant in the United States (Illinois) and is a member of the Institute of Chartered Accountants of England and Wales.
Maria Pardee has served as our Chief Commercial Officer since 2021. Prior to joining TELUS International, Ms. Pardee spent eight years at DXC Technology as Senior Vice-President and General Manager leading the Digital Workplace and Mobility business with a focus on the transformation of employee and customer experience through innovation. Additionally, Ms. Pardee was a partner at KPMG, a CIO at BT (British Telecom) and a Vice-President at AMS/CGI. She holds a Master of Science degree in Telecommunications and a Bachelor of Arts degree in International Affairs, both from the University of Colorado Boulder.
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
Marilyn Tyfting has served as our Chief Corporate Officer since 2015 and, from 2007 to 2015, she was the Vice President of Human Resources for TELUS and TELUS International. She served as Vice President, Human Resources of Rogers Communications, Inc. from 2003 to 2007, and held a variety of human resources leadership roles within Rogers from 1997 to 2003. She is currently a member of the Presidents Group for accessible employment and Vice President of the Penticton Secondary School Scholarship and Bursary Foundation. Ms. Tyfting holds a Bachelor of Commerce and Masters of Science in Business Administration degrees from the University of British Columbia.
Our Directors
Darren Entwistle was elected to the Board of Directors on May 20, 2022 and serves as Chair of the Board. Mr. Entwistle joined our parent company, TELUS, in 2000 as President and CEO and advanced TELUS’ global leadership through the establishment of TELUS International in 2005. He holds a Bachelor of Economics (Honours) from Concordia University, an MBA (Finance) from McGill University and a Diploma in Network Engineering from the University of Toronto. Mr. Entwistle has also received Honorary Doctorates of Law from McGill University, Concordia University, the University of Alberta and the University of Victoria. He is an Honorary Fellow of the Royal Conservatory and is a Member of the Order of Canada.

Josh Blair was elected to the board of directors on June 1, 2016 and serves as Vice-Chair of the Board and Chair of the Human Resources Committee. Mr. Blair is a Co-Founder and the CEO of Impro.AI. He also serves as the Nominating, Governance and Compensation Chair for Neighbourly Pharmacies (TSX: NBLY). Additionally, Mr. Blair is a Partner at Esplanade Ventures. From 1995 through 2019, Mr. Blair served in increasingly senior leadership roles at TELUS Corporation, including as Group President from 2014 to 2019, overseeing TELUS International, TELUS Health, TELUS Business, TELUS Agriculture and TELUS Ventures. Mr. Blair holds a Bachelor Degree in Electrical Engineering from the University of Victoria and also completed the Executive Program at the Smith School of Business at Queen’s University. In 2021, the University of Victoria awarded Mr. Blair an honorary doctorate degree in recognition of his career achievements as well as his community contributions.
Olin Anton joined the board of directors on January 19, 2021 and serves as Chair of the Audit Committee. Mr. Anton spent his career in professional practice as a Chartered Accountant and laterally as a Chartered Professional Accountant, CA. He was previously a partner at Deloitte LLP from 2002 to 2016, where he served as head of the British Columbia audit practice starting in 2013, managing partner of the Vancouver office from 2012 to 2013 and head of the Vancouver audit function from 2004 to 2012. Mr. Anton retired from Deloitte LLP in 2016. Mr. Anton began his career at Arthur Andersen LLP, where he joined in 1976, became a partner in 1988 and served as head of its audit practice until 2002, when he joined Deloitte LLP. Mr. Anton holds Bachelor of Science and Bachelor of Commerce degrees from the University of Saskatchewan. He is a Fellow Chartered Professional Accountant and a U.S. Certified Public Accountant.

Navin Arora joined the board of directors on January 5, 2023 and is a member of the Governance and Nominating Committee. He joined our parent company, TELUS, in 1999 and currently holds the position of Executive Vice-President, TELUS, and President, TELUS Business Solutions, leading TELUS’ national business-to-business portfolio for all Public Sector, Enterprise, Large, and Small & Medium Business, as well as TELUS Partner Solutions, GoCo and several B2B acquisitions. Since joining TELUS in 1999, Mr. Arora has held senior leadership roles with increasing responsibility across various parts of the organization, including Business Solutions, Partner Solutions, Consumer, and Technology and Operations, during which he focused on business growth, service innovation, market differentiation and customer experience strategies and execution. He currently serves as Vice Chair of TELUS’ Calgary Community board, and as a member of the board of Calgary Economic Development, the Canadian Chamber of Commerce Western Executive Council, and the Sandbox Project. He is also a member of the Business Council of Alberta. Mr. Arora holds a Bachelor of Science degree from the University of Alberta and a Masters Certificate in Project Management from George Washington University.

Doug French was elected to the board of directors on September 23, 2020 and served as a member of the Audit Committee in 2021. Since 1996, Mr. French has held increasingly senior roles at TELUS, culminating in his appointment as Executive Vice-president and Chief Financial Officer in May 2016. Mr. French began his career as a Chartered Professional Accountant at Ernst and Young, before joining Clearnet, a predecessor company to TELUS. He holds a Bachelor of Arts (Honours), Commerce and Economics from the University of Toronto. Mr. French was appointed Fellow of the Chartered Professional Accountants of Ontario in 2017, and is a member of the Prince’s Accounting for Sustainability Project.
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

B.Compensation
Overview
The following discussion of our executive compensation program includes information relating to our philosophy and approach to executive compensation, the methodologies and market research we use in determining compensation and the actual compensation earned by our named executive officers (NEOs) for their 2022 performance.
For 2022, our NEOs are:
•Jeff Puritt, President and Chief Executive Officer (CEO);
•Vanessa Kanu, Chief Financial Officer (CFO);
•Maria Pardee, Chief Commercial Officer (CCO);
•Marilyn Tyfting, Senior Vice President and Chief Corporate Officer (CCO-CHRO); and
•Michael Ringman, Chief Information Officer (CIO).
Compensation Discussion and Analysis
Key Compensation Principles
We pay for performance. We establish a clear and direct link between compensation and the achievement of business objectives—in both the short-term and long-term—by providing an appropriate mix of fixed versus at-risk compensation and immediate versus future income linked to the share price performance of the Company. We also continue to drive high levels of performance by setting ambitious targets.
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
•
Pay for performance—Our performance metrics are well communicated and regularly monitored through the corporate scorecard, see “—TELUS International Performance Bonus Program—Methodology—Step 1”, and include short- and long-term performance measures to align performance with business objectives. Additionally, 70% to 80% of the TELUS International Performance Bonus Program payments are based on corporate performance
•
Overlapping performance periods—Within our long-term incentive (LTI) program, the overlap in performance periods ensures that executives remain exposed to the risks of their decision-making and risk-taking through their unvested equity awards and the shares that they are required to own. See “—Company Equity-Based Compensation Plans at a Glance” for a summary of the 2021 LTIP and MIP

•
Robust share ownership requirements—In place for our executives with respect to Company shares granted under the Omnibus Long-Term Incentive Plan (7x base salary for the CEO and 3x base salary for the other NEOs), and for our non-employee directors (at 5x the annual cash retainer portion of each director’s annual compensation within five years of their initial election), and the additional holding periods applicable to certain awards granted to our CEO, as described in “— Summary of NEO Employment and Separation Agreements”
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

In connection with our initial public offering, our board of directors adopted the 2021 Omnibus Long-Term Incentive Plan (2021 LTIP), under which it granted equity awards to our NEOs at the initial public offering. The 2021 LTIP is also used to grant annual long-term incentive awards, or LTIs. LTIs for performance year 2022, granted in the form of restricted share units (RSUs) and performance share units (PSUs), as well as grants of RSUs and options (Options) that were granted in connection with and prior to our initial public offering, result in a laddered vesting schedule for each award, rather than one-time vesting of all outstanding awards on a specified date which can result in larger, sporadic settlements. The LTI awards are 100% equity-settled. For information about the 2021 LTIP and equity compensation programs that we implemented in connection with our initial public offering, please see “—Company Equity-Based Compensation Plans at a Glance.”

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

The CEO and the other NEO’s annual performance bonuses are evaluated through assessing the Company’s performance, which is based on a combination of corporate scorecards, and individual performance. 50% of our 2022 LTI awards took the form of PSUs to align management with shareholders’ interests while incentivizing management to achieve performance targets based on corporate performance objectives tied to earnings per share and revenue growth. Performance bonus metrics are part of a multi-year business plan and are aligned with our longer-term goals. The other 50% of our 2022 LTI awards are in the form of RSUs that are subject to service-vesting conditions to incentivize management retention.
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
Board Oversight and Compensation Governance
Our executive compensation governance protects the peer relationships among the members of our board of directors and TELUS, our controlling shareholder. Under our board policy manual, dated November 4, 2022 (Board Policy Manual), which describes the terms of reference for various Company governance functions, the human resources committee has the authority to develop the Company’s philosophy and guidelines on executive compensation, oversee succession-planning and review and approve certain compensation and performance-rating decisions.
In 2022, the Board Policy Manual set forth our governance policies around executive compensation as follows:
Our board of directors had the following responsibilities:
•reporting annually to shareholders on the key strategic objectives of the Company and how the Company’s approach to executive compensation is designed to motivate management to achieve these strategic objectives
•appoint and replace the CEO (subject to the shareholder agreement among the Company, TELUS and BPEA), which responsibility the board of directors has delegated to the TELUS CEO;
•approve the appointment of members of the Executive Leadership Team; and

•satisfy itself about the integrity of our CEO and the executive leadership team.
The CEO had the following responsibilities:
•create, maintain and review with the human resources committee an annual plan for the appointment, performance management, leadership development and succession of the executive leadership team; and
•support the governance and nominating committee in respect of recruiting new directors to the board of directors.
The human resources committee had the following responsibilities:
•oversee succession planning for the CEO, with the advice and recommendation of the chair of the board of directors and the board of directors;
•review and approve the succession plans for members of the executive leadership team;
•upon the advice of the CEO, review and approve the proposed appointment of any person to the executive leadership team;
•review and approve all agreements, including those dealing with retirement, termination of employment or other special circumstances, between the Company and the CEO and the Company and any member of the executive leadership team;
•develop and recommend to the board of directors for its approval the Company’s compensation philosophy and guidelines on executive compensation and recommend any material changes to the board of directors for its approval;
•review and approve the design of and bonus pool guidelines for the annual performance bonus plan;
•review and approve any proposed establishment of, and material changes to, incentive compensation plans and employee benefit plans for the executive leadership team and all equity-based incentive plans of the Company or its subsidiaries;

•review management’s recommendations for and approve the granting of options or other securities under the Company’s or its subsidiaries’ equity-based incentive plans and administer such plans, in each case, within any guidelines established by the board of directors;
•review and approve the levels and types of benefits, including perquisites and vehicles, that may be granted to the CEO and the executive leadership team, subject to the terms of any applicable employee benefit plans and guidelines established by the board of directors;
•approve the share ownership guidelines for the CEO and the executive leadership team and review compliance with those guidelines;
•review and approve the corporate scorecard, individual goals and objectives relevant to CEO compensation;

•together with the chair of the board of directors, review and approve the CEO’s performance evaluation and the CEO’s compensation based on the human resources committee’s assessment of the CEO’s performance;
•upon the recommendation of the CEO, review and approve the performance evaluations and the compensation of the executive leadership team;
•consider and determine all matters concerning incentive awards, perquisites and other remuneration matters with respect to the CEO and executive leadership team, including the adequacy of the Company’s say on pay policy;
•approve the list of companies in the comparator group against which the Company benchmarks its compensation program and review the compensation ranges for the Company’s senior management against the compensation of the companies in this comparator group; and

•periodically review the terms of any “clawback” or similar policy or agreement that allows the Company to cancel or recoup incentive compensation from an employee and, to the extent necessary, make the determinations required to be made under any such policy or agreement.

The governance and nominating committee had the following responsibilities:
•identify individuals qualified to become members of the board of directors and to recommend director nominees to the board of directors for the next annual meeting of shareholders; and
•review annually the effectiveness of the board diversity policy and the measurable objectives for achieving board diversity and recommend any material changes to the board diversity policy to the board of directors.
Our Board Policy Manual was updated in 2022 to clarify that the governance and nominating committee had the responsibility to also consider and determine the adequacy of the Company’s say on pay policy.
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
As of December 31, 2022, the members of the human resources committee were Josh Blair, who chairs the committee, Sue Paish and Carolyn Slaski. Further information about the human resources committee members can be found in “Item 6A—Directors and Senior Management—Our Directors,” and information about the current composition and responsibilities of the human resources committee can be found in “Item 6C—Board Practices—Human Resources Committee.”
Compensation Consultant
In advance of our initial public offering, the human resources committee engaged a compensation consultant (Compensation Consultant) as a compensation consultant and advisor to the board of directors and management. Following the initial public offering and throughout 2022, the Compensation Consultant performed a variety of tasks for the human resources committee, including reviewing the competitiveness of our executive and director compensation program and annual incentive and LTI program design.
Compensation Elements for the CEO and the Other NEOs in 2022
The key components of total direct compensation for the CEO and the other NEOs are fixed-base salary, short-term performance bonuses (paid in cash to reward annual performance) and LTIs (paid in the form of equity awards consisting of RSUs and PSUs (all of which settle in equity) to promote retention and reward performance over the long term).
Benefits and perquisites, including retirement benefits, are also considered as part of the Company’s total compensation for the CEO and the other NEOs. See “—Benefits and Perquisites” for more details.
Total Compensation at a Glance
This table describes the components of total compensation that our NEOs have received for fiscal year 2022.

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
•Target ranged from 60% to 70% of base salary for NEOs and target of 150% base salary for the CEO
•TELUS International Performance Bonus Program (PBP) tied to the performance of the NEO and the Company’s overall corporate performance, with corporate performance given 70% weighting and individual performance given 30% weighting for NEOs; and corporate performance given 80% weighting and individual performance given 20% weighting for the CEO
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
Benefits and perquisites
•A competitive executive benefits program
•Vehicle allowance for the CEO and CCO-CHRO and annual allowance for the CEO, and limited perquisites including contributions to the defined contribution plan and telecom benefits

Retirement benefits
•Benefits under TELUS’ Amended and Restated Pension Plan for Management and Professional Employees of TELUS Corporation (the DB Plan), a contributory, Canadian-registered defined benefit plan for our CEO and CCO-CHRO, benefits under the Supplemental Retirement Arrangement for Designated Executives of TELUS Corporation (SRA) consistent with market practice for Canadian executives for our CEO, benefits under TELUS’ Supplementary Employee Retirement Plan for Vice Presidents and Certain Other Designated Employees (SERP 2020) for our CCO-CHRO and benefits under TELUS’ Defined Contribution Pension Plan for Provincially Regulated Employees (Defined Contribution Plan) (a registered defined contribution plan) for our CFO. Our CEO and CCO-CHRO also have retirement benefits in the TELUS Supplementary Savings Plan (Savings Plan) (a nonqualified after-tax account), but no longer contribute to the Savings Plan. These retirement programs are further described in “—TELUS Retirement Plan Benefits.”
•Competitive 401(k) plan with Company match for US executives, including the CCO and CIO.

2022 Approach to Compensation
Base Salary Methodology
During 2022, the human resources committee considered and approved the CEO’s annual base salary. Josh Blair, the vice-chair of our board of directors and the chair of our human resources committee, has been delegated the authority by our board of directors to approve any changes in base salary for members of the executive leadership team.
We set our base salary range midpoints at the 50th percentile of a comparator group. As part of its annual pay assessment for 2022, the human resources committee reviewed competitive pay data prepared by the Compensation Consultant. We then made adjustments to individual base salaries that we consider appropriate to recognize the executives’ varying levels of responsibility, prior experience, breadth of knowledge, overall individual performance and internal equity, as well as the pay practices of companies in a comparator group.

As required pursuant to the Board Policy Manual, the human resources committee has reviewed and approved the CEO’s compensation based on the human resources committee’s assessment of the CEO’s performance.
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
TELUS International Performance Bonus Program
Methodology
The PBP is designed to reward the achievement of business objectives in the short-term by providing immediate income in cash. For 2022, this component of at-risk pay was calculated based for NEOs on individual (30%) and corporate (70%) performance (for the CEO, the breakdown is individual (20%) and corporate (80%) performance) to better reflect affordability and our continued focus on funding strategic investments. In 2022, each of Ms. Kanu’s and Ms. Tyfting’s annual incentive bonus target was increased from 60% to 70%.

For 2022, each executive’s annual target performance bonus under the PBP was set using the following formula. Each element in the formula is explained in the steps outlined below:
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

The Company’s corporate performance is measured through the results of our corporate scorecard, which is determined after the end of a performance year by rating the extent to which we have met or exceeded our targets for each metric set at the start of the year. Our 2022 metrics measured achievements in the following areas: Team, Customers First, and Profitable Growth & Efficiency. See below table on the 2022 corporate scorecard metrics. For further information regarding the 2022 performance metrics, see “—Non-GAAP Financial Measures and Non-GAAP Ratios”.

Scorecard Metrics	Weight
TELUS Team (10%)
Consolidated Engagement	5%
Agent Attrition Index	5%
Customers First (40%)
Service Excellence Promise	40%
Profitable Growth & Efficiency (50%)
Revenue	15%
Adjusted EBITDA	25%
Free Cash Flow	10%
The objectives in the Company’s corporate scorecard are set annually by the CEO and CFO at the beginning of the year and recommended to the governance and nominating committee for review and approval. Financial metrics in the objectives are largely based on targets that meet or exceed the annual budget approved by the board of directors.

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
During the year, results and/or targets may be adjusted to normalize for one-time events or other unique circumstances. In accordance with the adjustment process, the CEO, CFO, and CCO-CHRO collectively review and approve all adjustments proposed by management.
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

The relative weight that corporate, business unit and individual performance has in determining a team member’s annual performance bonus under the PBP depends on the individual’s organizational level and ability to influence the Company’s overall performance. For each of our NEOs, Company corporate performance is weighted at 70% and individual performance is weighted at 30%; and for the CEO, Company corporate performance is weighted at 80% and individual performance is weighted at 20%. In addition to Company corporate and individual performance, the board of directors has the discretion to adjust bonus payouts for any extraordinary circumstances or other factors, as it deems appropriate.
At-Risk Pay: Long-Term Incentives

2022 Long-Term Incentives

Our human resources committee designed an executive compensation program to achieve the objectives described above under “Key Compensation Principles.” This includes the grant of annual equity awards by our human resources committee, which are used to encourage an ownership culture and align management with stockholders’ interests.

On March 21, 2022, our human resources committee approved long-term performance incentive awards for our senior leaders, including our NEOs, which were granted under the 2021 LTIP. 50% of the equity granted to our senior leaders was in the form of RSUs and 50% of the equity granted to our senior leaders was in the form of PSUs. We believe the use of RSUs and PSUs align the compensation of these senior leaders with stockholders’ interests. The value recognized by individuals with respect to these awards will depend on the Company’s stock price performance and, in the case of the PSUs, if certain performance targets are met within the performance period, as described below. The number of RSUs and PSUs granted were calculated based on the closing price per TI share on March 18, 2022 of $26.38. The RSUs generally vest 25% on each of the first four anniversaries of the grant date, subject to continued employment through each applicable vesting date. The PSUs will cliff vest on the third anniversary of the grant date, subject to achievement of the following performance targets:
•60% of the PSUs will be earned based on the Company’s earnings per share compound annual growth rate during the performance period, which we refer to as EPS Growth CAGR; and
•40% of the PSUs will be earned based on the Company’s organic revenue compound annual growth rate during the performance period, calculated pursuant to IFRS, which we refer to as Organic Revenue Growth CAGR.
The RSUs and PSUs are subject to forfeiture if the applicable holder is terminated with cause (as defined in the award agreement). In the event of death, the RSUs and PSUs will vest (in the case of PSUs, assuming target performance). In the event of disability or the holder’s qualifying retirement, the RSUs and PSUs will continue to vest in accordance with their original vesting schedule. In the event of a termination without cause, the holder will be entitled to a prorated portion of the award, calculated based on the amount of service provided during the applicable performance period assuming target performance.
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
The human resources committee selected the following list of companies that would comprise our peer group for 2022 compensation decisions:

Black Knight, Inc.	EPAC Systems Inc.	Nuance Communications, Inc.	Unisys Corp.
Concentrix Corporation	Genpact Ltd	Sabre Corporation	Verint Systems
Conduent, Inc.	Jack Henry & Associates Inc.	TTEC Holdings, Inc.	WEX Inc.
The human resources committee reviewed a report on the Company’s compensation programs for its executive leadership team, which incorporated data provided by the Compensation Consultant. The Compensation Consultant collected compensation data from the companies in our competitor peer group (the most recent peer compensation data available at the time) and compared the information to the executive leadership team’s target total direct compensation and the elements that target total direct compensation is comprised of.

2022 Actual Compensation Mix (Percentage of Total Direct Compensation)(1)

		CEO		Other NEOs
Compensation element	Provided as	Target	2022 actual	Target	2022 Actual
Base salary (fixed)	Cash	10%	10%	23%	24%
Allowances (fixed)	Cash	—	1%	—	—
Annual Performance bonus (at-risk)	Cash	15%	11%	16%	11%
Long-term incentive (at-risk)	RSUs	38%	39%	30%	32%
Long-term incentive (at-risk)	PSUs	38%	39%	30%	32%
______________________________________________
(1)Sum of percentages may not total 100% due to rounding.
2022 Actual Compensation
Base Salary Compensation
The annual base salaries that our NEOs were entitled to receive in respect of calendar year 2022, were as follows:

Name	2022 Annual Base Salary(1) ($)
Jeff Puritt	850,000
Vanessa Kanu(2)	468,430
Maria Pardee	450,000
Marilyn Tyfting(3)	350,766
Michael Ringman	350,000
_________________________________________________
(1)Base salary amounts reflected in the “Summary Compensation Table” differ from the amounts above since annual merit increases for 2022 took effect on April 1, 2022.
(2)Base salary value converted from CAD $633,014 to USD using an exchange rate on December 30, 2022, of $0.74.
(3)Base salary value converted from CAD $474,008 to USD using an exchange rate on December 30, 2022, of $0.74.
For more details about the actual amount of base salary paid to our NEOs in 2022, see “—Summary Compensation Table.”
2022 PBP Payouts
Each NEO’s annual performance bonus was determined by applying the formulas outlined under the headings “—TELUS International Performance Bonus Program.” Specifically, the human resources committee assesses the Company’s corporate performance against the corresponding targets, as measured by the corporate scorecards for the Company, and then applies the corporate scorecard and personal performance multiplier for each NEO to determine the payout. In 2022, the annual performance targets for the NEOs ranged from 60% to 70% of base salary, and the CEO’s annual performance bonus target was equal to 150% of base salary.
Following its critical assessment of 2022 overall company performance, the human resources committee approved a corporate scorecard multiplier of 70% for all NEOs, including the CEO, and an individual multiplier of 70%.

Based on the above, each of our NEOs received the following amounts under the PBP for fiscal 2022.

Named Executive Officer	2022 PBP Payout
Jeff Puritt	$892,500
Vanessa Kanu(1)	$210,052
Maria Pardee	$207,657
Marilyn Tyfting(2)	$160,028
Michael Ringman	$142,816
_________________________________________________
(1)This value is converted from CAD $283,854 to USD for Ms. Kanu, using an exchange rate on December 30, 2022, of $0.74.
(2)This value is converted from CAD $216,254 to USD using an exchange rate on December 30, 2022, of $0.74. In accordance with the terms and conditions of Ms. Tyfting's DB Plan enrollment agreement, this amount will be reduced by 15% as consideration for her participation in the DB Plan.

CCO’s 2022 Discretionary Bonus

Pursuant to Ms. Pardee’s employment agreement, she is entitled to receive a bonus of up to $100,000 for 2022, calculated based on the achievement of annual net new sales at or above 75% of target, as determined in the Company's discretion. This target was not achieved for 2022. The Company extended the performance period during which she can achieve this target through 2023.
Long-Term Incentives

The individual grant values for each of our NEOs granted in March 2022 under the 2021 LTIP, including the threshold, target and maximum payout of PSUs, is set forth in the “Grants of Plan-Based Awards Table”, below. We anticipate equity grants for each of our NEOs with respect to 2022 performance will be made later this year and disclosed in the 2023 annual report.
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
The use of perquisites is limited for our NEOs. Some of the perquisites we provide to our NEOs include (1) an executive health plan for Canadian executives; (2) a $25,000 annual allowance intended to cover financial and retirement counseling and other items, for our CEO; (3) a vehicle allowance for our CEO and CCO-CHRO; (4) telecom benefits for the home (for work and personal use) of our Canadian executives, including our CFO and CCO-CHRO and (5) a telephone concession. For information regarding the value of perquisites paid to our NEOs in 2022, see “—Summary Compensation Table”.
Our CEO is entitled to benefits under the DB Plan and SRA pension plans consistent with market practice for TELUS Canadian executives, our CFO is entitled to participate in the Defined Contribution Plan (a registered defined contribution plan) and the Savings Plan, and our CCO-CHRO is entitled to participate in the DB Plan and SERP 2020. Our NEOs in the United States are eligible to participate in the Company’s 401(k) plan and are entitled to receive an employer matching contribution. For information regarding the value of retirement benefits paid to our NEOs in 2022, see “—Summary Compensation Table,” “—Pension Benefits” and “—TELUS Nonqualified After-Tax Account.”

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

The board of directors of TELUS may seek recoupment if the restatement of the financial statement(s) occurs within 36 months of the original date the audited financial statements were filed with the requisite securities commissions or similar regulatory authorities in each of the provinces and territories of Canada. We expect to adopt a recoupment policy under which, upon certain triggering events, we must recoup or cancel all or a portion of certain incentive compensation from executive officers (as defined in accordance with SEC rules, which includes our NEOs). In addition, we will comply with the final terms of proposed Rule 10D-1 under the Exchange Act, implementing Section 954 of the Dodd-Frank Act.
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

Summary Compensation Table
The following table summarizes the compensation earned by our NEOs for the years ending December 31, 2022, December 31, 2021 and December 31, 2020.

Name and Principal Position	Year		Salary ($)(1)		Bonus ($)	Stock Awards ($)(2)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)		Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)		All Other Compensation ($)		Total ($)
Jeff Puritt	2022		850,000		—	6,625,020	—	892,500		2,016,775	(3)	53,626	(4)	10,437,921
President and Chief Executive Officer	2021	(11)	770,385		—	11,257,700	893,466	1,239,934		1,199,220		124,857		15,485,561
	2020		611,809		—	—	—	686,449		2,004,072		103,909		3,406,239
Vanessa Kanu	2022		443,901	(5)	—	1,500,020	—	210,052	(10)	—		51,100	(6)	2,205,073
Chief Financial Officer	2021	(11)	393,690		—	3,173,932	446,745	225,112		—		42,803		4,282,282
	2020		121,135		395,000	—	—	255,960		—		8,951		781,046
Maria Pardee	2022		450,000		—	1,000,013	—	207,657		—		15,250	(7)	1,672,920
Chief Commercial Officer	2021		—		—	—	—	—		—		—		—
	2020		—		—	—	—	—		—		—		—
Marilyn Tyfting	2022		336,483	(5)	—	1,000,013		160,028	(10)	1,853	(8)	26,342	(9)	1,524,719
Senior Vice	2021	(11)	296,869		—	2,283,974	446,745	156,678		165,979		47,699		3,397,943
President and Chief Corporate Officer	2020		268,920		—	—	—	153,284		134,458		46,746		603,408
Michael Ringman	2022		340,039		—	700,020	—	142,816		—		16,832	(7)	1,199,707
Chief Information Officer	2021	(11)	307,039		—	1,719,239	297,830	156,193		—		30,501		2,510,802
	2020		272,158		50,000	—	—	146,965		—		28,826		497,949
_________________________________________________
(1)Actual base salary paid in 2022 differs from our NEO’s mid-year base salary because annual merit increases for 2022 took effect on April 1, 2022.

(2)The values set forth in the Stock Awards column for 2022 represent the aggregate grant date fair market value of RSUs and PSUs (at target) granted to the NEOs on March 21, 2022, computed in accordance with IFRS 2.

(3)This value is converted from CAD $2,725,372 to USD using an exchange rate on December 30, 2022 of $0.74 and reflects the actuarial increase in the present value of Mr. Puritt’s benefits under the DB Plan (a reduction of CAD $81,628) and the SRA (and increase of CAD $2,807,000). See “—TELUS Retirement Plan Benefits” for more information on the pension plan benefits and how such amounts are calculated.

(4)For Mr. Puritt, this column includes the following amounts related to perquisites: $17,400 for car allowance, $25,000 for his annual financial and tax planning allowance pursuant to his employment agreement, $5,564 for gifts, and $5,662 for telecom benefits for the home.
(5)With respect to Ms. Kanu’s and Ms. Tyfting’s base salary, the value is converted from CAD $599,867 and CAD $454,707, respectively, to USD using an exchange rate on December 30, 2022 of $0.74.

(6)For Ms. Kanu, this amount includes the following amounts related to perquisites: CAD $46,186 taxable benefit for the employer top-up matching contributions under the Company’s Savings Plan, CAD $1,615 for telecom benefits for the home, CAD $1,132 taxable benefit for telephone concession, CAD $18,494 to TELUS’ employee share purchase plan, and CAD $1,628 for an executive health assessment. These values were converted from CAD to USD using an exchange rate on December 30, 2022, of $0.74.

(7)This column includes the following amounts related to perquisites: $15,250 for the employer matching contributions to the Company’s 401(k) plan for Ms. Pardee and Mr. Ringman, and $1,582 for Mr. Ringman under TELUS’s employee recognition program.

(8)This value is converted from CAD $2,504 to USD using an exchange rate on December 30, 2022 of $0.74 and reflects the actuarial increase in the present value of Ms. Tyfting’s benefits under the DB Plan (a reduction of CAD $11,634)

and the SERP 2020 (an increase of CAD $14,138). See “—TELUS Retirement Plan Benefits” for more information on the pension plan benefits and how such amounts are calculated.

(9)For Ms. Tyfting, this column includes the following amounts related to perquisites: CAD $15,000 for car allowance, CAD $1,857 taxable benefit for parking and telephone concession, CAD $2,065 under TELUS’s employee recognition program, CAD $2,962 for telecom benefits for the home, and CAD $13,714 to TELUS’ employee share purchase plan. These values were converted from CAD to USD using an exchange rate on December 30, 2022, of $0.74.

(10)With respect to Ms. Kanu’s and Ms. Tyfting’s non-equity incentive, the value is converted from CAD $283,854 and CAD $216,254, respectively, to USD using an exchange rate on December 30, 2022 of $0.74.

(11)Due to our initial public offering, MIP awards with respect to 2020 were granted to Mr. Puritt, Ms. Kanu, Ms. Tyfting and Mr. Ringman in 2021, and the 2021 compensation includes the value of such grants. With respect to Ms. Kanu, her 2021 compensation included a one-time sign-on grant in respect of her onboarding in 2020, which was paid at the time of our initial public offering in February 2021.

Grants of Plan-Based Awards
The table below presents information regarding awards granted in 2022 to each NEO in respect of the 2021 LTIP.

			Estimated future payouts under non-equity incentive plan awards			Estimated future payouts under equity incentive plan awards
Name	Grant date		Threshold	Target	Maximum	Threshold	Target	Maximum	All other stock awards: Number of stock or units	Exercise or base price of option awards	Grant date fair value of stock and option awards
			($)	($)	($)	(#)	(#)	(#)	(#)	($/Sh)
Jeff Puritt	Annual Incentive	(1)	—	1,275,000	1,912,500	—	—	—	—	—	—
	03/21/22	(2)	—	—	—	—	—	—	125,569	—	3,312,510
	03/21/22	(3)	—	—	—	62,785	125,569	251,138	—	—	3,312,510
Vanessa Kanu	Annual Incentive	(1)	—	327,901(4)	491,852(4)	—	—	—	—	—	—
	03/21/22	(2)	—	—	—	—	—	—	28,431	—	750,010
	03/21/22	(3)	—	—	—	14,216	28,431	56,862	—	—	750,010
Maria Pardee	Annual Incentive	(1)	—	315,000	472,500	—	—	—	—	—	—
	03/21/22	(2)	—	—	—	—	—	—	18,954	—	500,007
	03/21/22	(3)	—	—	—	9,477	18,954	37,908	—	—	500,007
Marilyn Tyfting	Annual Incentive	(1)	—	245,536(4)	368,304(4)	—	—	—	—	—	—
	03/21/22	(2)	—	—	—	—	—	—	18,954	—	500,007
	03/21/22	(3)	—	—	—	9,477	18,954	37,908	—	—	500,007
Michael Ringman	Annual Incentive	(1)	—	210,000	315,000	—	—	—	—	—	—
	03/21/22	(2)	—	—	—	—	—	—	13,268	—	350,010
	03/21/22	(3)	—	—	—	6,634	13,268	26,536	—	—	350,010
________________________________________
(1)This row reflects the possible payouts with respect to grants of annual incentive awards under the Performance Bonus Program for performance in the fiscal year ended December 31, 2022. The amounts shown indicate the dollar value of the potential payment upon attainment of the annual performance bonus performance criteria at threshold (0%), target (150% of base salary for Mr. Puritt; 70% of base salary for Ms. Kanu, Ms. Pardee, and Ms. Tyfting; and 60% of base salary for Mr. Ringman) and maximum (150% of target). Actual payments based on the Company’s performance are shown in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table.
(2)This row reflects the number of equity-settled RSUs awarded in the fiscal year ended December 30, 2022, which were granted under the 2021 LTIP.
(3)This row reflects the threshold, target and maximum payout of PSUs that were awarded under the 2021 LTIP.

(4)Annual incentive amounts converted from CAD to USD using an exchange rate on December 30, 2022, of $0.74 as follows: target of CAD $443,110 and a maximum of CAD $664,665 for Ms. Kanu, and target of CAD $331,806 and a maximum of CAD $497,708 for Ms. Tyfting.
Outstanding Equity Awards at Fiscal Year-End
The table below summarizes all option-based and share-based awards granted by the Company that are outstanding as of December 31, 2022, which includes RSUs, PSUs, and Options.

			Option Awards(1)				Stock Awards
Name	Number of securities underlying unexercised options (#) exercisable		Number of securities underlying unexercised options (#) unexercisable		Option exercise price ($)	Option expiration date	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)		Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)(2)
Jeff Puritt	296,942	(3)	—		4.87	12/23/2026	—		—
	539,892	(3)	—		4.87	12/23/2026	—		—
	1,259,748	(3)	—		8.94	12/23/2026	—		—
	—		41,935	(5)	8.46	12/27/2029	—		—
	41,924	(4)	125,769		25.00	02/02/2031	—		—
	—		—		—	—	588,848	(6)	11,653,302
Vanessa Kanu	20,963	(4)	62,886		25.00	02/02/2031	—		—
	—		—		—	—	152,076	(7)	3,009,584
Maria Pardee	—		—		—	—	67,904	(8)	1,343,820
Marilyn Tyfting	—		16,772	(5)	8.46	12/27/2029	—		—
	20,963	(4)	62,886		25.00	02/02/2031	—		—
	—		—		—	—	106,424	(9)	2,106,131
Michael Ringman	—		11,183	(5)	8.46	12/27/2029	—		—
	13,975	(4)	41,924		25.00	02/02/2031	—		—
	—		—		—	—	78,110	(10)	1,545,797
________________________________________
(1)All Options have a term of ten years. Equity-settled Options vest equally over four years.

(2)The value is based on a closing TI share price of $19.79 on December 30, 2022.
(3)Represents Option awards granted on December 23, 2016 to Mr. Puritt. These Options fully vested on December 23, 2020 and became exercisable upon the effective date of the initial public offering.
(4)Represents equity-settled Options that vest ratably on the first trading day after February 2 in each of 2023, 2024 and 2025.
(5)Represents a grant of Phantom Options that vested on June 27, 2022, 50% of which was cash-settled, and 50% of which was equity-settled. 50% of the cash-settled Phantom Options were exercised at vesting. The remaining 50% of the cash-settled Phantom Options will be exercisable on the first anniversary of the vesting date (or June 27, 2023) and settled no later than December 31 of the calendar year of the date of exercisability.
(6)Includes 153,981 equity-settled RSUs that will vest equally over three years on February 28, 2023, 2024 and 2025; 78,741 equity-settled RSUs that will vest equally over three years on May 20, 2023, 2024 and 2025; 125,569 equity-settled RSUs that will vest equally over four years on March 21, 2023, 2024, 2025 and 2026; 104,988 equity-settled PSUs that will vest (at target) on May 20, 2024; and 125,569 equity-settled PSUs that will vest (at target) on March 21, 2025.
(7)Represents 71,518 equity-settled RSUs that will vest equally over three years on February 28, 2023, 2024 and 2025; 10,155 equity-settled RSUs that will vest equally over three years on May 20, 2023, 2024 and 2025; 28,431 equity-

settled RSUs that will vest equally over four years on March 21, 2023, 2024, 2025 and 2026; 13,541 equity-settled PSUs that will vest (at target) on May 20, 2024; and 28,431 equity-settled PSUs that will vest (at target) on March 21, 2025.
(8)Includes 12,855 equity-settled RSUs that will vest equally over three years on May 20, 2023, 2024 and 2025; 18,954 equity-settled RSUs that will vest equally over four years on March 21, 2023, 2024, 2025 and 2026; 17,141 equity-settled PSUs that will vest (at target) on May 20, 2024; and 18,954 equity-settled PSUs that will vest (at target) on March 21, 2025.
(9)Includes 49,018 equity-settled RSUs that will vest equally over three years on February 28, 2023, 2024 and 2025; 8,356 equity-settled RSUs that will vest equally over three years on May 20, 2023, 2024 and 2025; 18,954 equity-settled RSUs that will vest equally over four years on March 21, 2023, 2024, 2025 and 2026; 11,142 equity-settled PSUs that will vest (at target) on May 20, 2024; and 18,954 equity-settled PSUs that will vest (at target) on March 21, 2025.
(10)Includes 32,676 equity-settled RSUs that will vest equally over three years on February 28, 2023, 2024 and 2025; 8,099 equity-settled RSUs that will vest equally over three years on May 20, 2023, 2024 and 2025; 13,268 equity-settled RSUs that will vest equally over four years on March 21, 2023, 2024, 2025 and 2025; 10,799 equity-settled PSUs that will vest (at target) on May 20, 2024; and 13,268 equity-settle PSUs that will vest (at target) on March 21, 2025.
Option Exercises and Stock Vested

The following table provides information on stock options that were exercised and shares that were acquired on vesting of stock awards by each NEO during the 2022 fiscal year.

	Option Awards		Stock Awards
Name	Number of shares acquired or exercised (#)	Value realized on exercise ($)(3)	Number of shares acquired on vesting (#)(1)	Value realized on vesting ($)
Jeff Puritt	41,935	641,161	206,451	5,128,097
Vanessa Kanu	—	—	27,226	728,389
Maria Pardee	—	—	4,286	101,793
Marilyn Tyfting	16,772	256,434	70,528	1,735,811(2)
Michael Ringman	11,183	170,981	47,932	1,188,720
_________________________________________________
(1)The values in this column represent vested TI Phantom RSUs; TELUS Phantom RSUs, including reinvested dividends or dividend equivalents for the TELUS Phantom RSUs; and vested equity-settled RSUs. The RSUs were granted pursuant to the 2021 LTIP, and the TI Phantom RSUs and TELUS Phantom RSUs were granted pursuant to the MIP. For a description of the MIP, see “—Company Equity-Based Compensation Plans at a Glance.”
(2)Represents the TI share value realized on vesting of USD $1,466,621, plus the TELUS share value realized on vesting, converted from CAD $363,770.75 to USD using an exchange rate on December 30, 2022, of $0.74.
(3)The values in this column represent exercised cash-settled TI Phantom Options that were granted pursuant to the MIP.

TELUS Retirement Plan Benefits
Defined Benefit Pension and Supplemental Retirement Arrangement—Jeff Puritt
Mr. Puritt participates in the TELUS executive retirement program. The retirement program consists of the DB Plan, which is a contributory Canadian-registered defined benefit pension plan, and the SRA, which is a supplemental pension benefit plan that provides benefits to retired executives in addition to the pension income provided under the DB Plan. The SRA supplements the pension benefits of the DB Plan by providing a total benefit at retirement determined as 2% of a participant’s highest consecutive three years average pensionable remuneration multiplied by the total number of years of credited service. There is a maximum cap on total benefits of 70% of the average pensionable remuneration.
Pensionable remuneration for Mr. Puritt under the SRA is equal to his base salary plus the actual annual performance bonus paid to him in cash, which may equal up to 100% of his base salary. As is common with non-registered plans of this nature, the SRA is unfunded. The pension benefits under the registered DB Plan and the SRA are payable for a participant’s lifetime, with a 60% benefit payable to the surviving spouse.
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
Effective January 1, 2016, Mr. Puritt ceased participation in the Defined Contribution Plan and Savings Plan and commenced participation in the DB Plan and the SRA. Pursuant to his employment agreement with the Company, Mr. Puritt’s prior years of service with TELUS, from July 26, 2001 to December 31, 2015 were recognized under the SRA in three equal installments on each of January 1, 2018, January 1, 2020, and January 1, 2022.
Defined Benefit Pension and Supplemental Pension Plan—Marilyn Tyfting
As of January 1, 2020, Ms. Tyfting participates in the TELUS retirement program for vice presidents and senior vice presidents. The retirement program consists of the DB Plan, which is a contributory Canadian-registered defined benefit pension plan, and the SERP 2020, which is a supplemental pension benefit plan that provides benefits to retired vice presidents and senior vice presidents in addition to the pension income provided under the DB Plan. The SERP 2020 supplements the pension benefits of the DB Plan by providing a total benefit at retirement determined as 2% of a participant’s highest consecutive five years average pensionable remuneration multiplied by the total number of years of credited service. There is a maximum cap on total benefits of 70% of the average pensionable remuneration.
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

Pension Benefits
The following table sets out information regarding Mr. Puritt’s DB Plan and SRA and Ms. Tyfting’s DB Plan and SERP 2020 retirement benefits as of December 31, 2022.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)(1)		Payments During Last Fiscal Year ($)
Jeff Puritt	DB Plan	7	239,942	(2)	—
	SRA	21	9,641,904	(3)	—
Marilyn Tyfting	DB Plan	3	91,968	(4)	—
	SERP 2020	3	211,122	(5)	—
_________________________________________________
(1)The present value of the accumulated benefit is calculated using a valuation method and assumptions consistent with the most recent financial statements and is based on a projection of both pensionable earnings and credited service. Key economic assumptions include a discount rate of 5.05% per annum. Mortality rates are assumed to follow the 80% of the Canadian Pensioners’ Monthly CPM-2014 Private Sector Mortality Table with generational projection using the CPM-B improvement scale. Certain other assumptions have been made with respect to retirements and withdrawals.
(2)This value is converted from CAD $323,300 to USD using an exchange rate on December 30, 2022, of $0.74.
(3)This value is converted from CAD $13,029,600 to USD using an exchange rate on December 30, 2022, of $0.74.
(4)This value is converted from CAD $123,200 to USD using an exchange rate on December 30, 2022, of $0.74.
(5)This value is converted from CAD $285,300 to USD using an exchange rate on December 30, 2022, of $0.74.
TELUS Non-qualified After-Tax Account
Mr. Puritt, Ms. Kanu, and Ms. Tyfting have retirement benefits in the Savings Plan. The Savings Plan is a “top-up” program that works in conjunction with the Defined Contribution Plan. The Savings Plan allows participants to contribute toward their retirement in excess of what the Canada Revenue Agency (CRA) permits participants to contribute annually under the Defined Contribution Plan.
Participants can elect to contribute between 3% and 10% of their income, and based on their election, TELUS will make a matching contribution that ranges between 3% and 8%. Contributions up to the CRA maximum annual contribution limit are deposited in the participant’s Defined Contribution Plan. Once the CRA maximum annual contribution limit is reached, participants may continue to make contributions and receive the employer contributions in the Savings Plan. Unlike participant contributions in the Defined Contribution Plan, which are made on a pre-tax basis, participant and employer contributions in the Savings Plan are made on an after-tax basis. A participant is always fully vested in the participant’s own contributions; a participant vests in the Company contributions after the participant’s termination of employment. A participant pays taxes on any investment gains and losses in the Savings Plan annually.
Ms. Kanu participates in the Defined Contribution Plan and Savings Plan at the 8% contribution level for which she receives a corresponding 8% company match. Mr. Puritt participated in the Savings Plan prior to 2016, but effective January 1, 2016, Mr. Puritt ceased participation in the Savings Plan and commenced participation in the registered defined benefit plan and the SRA. Ms. Tyfting ceased participation in the Savings Plan effective January 1, 2020.

The following table provides information regarding Mr. Puritt’s, Ms. Kanu’s and Ms. Tyfting’s benefits under the Savings Plan as of December 31, 2022, disclosed pursuant to Item 402(i) of Regulation S-K of the Securities Act.

Name	Executive Contributions in Last Fiscal Year ($)		Registrant Contributions in Last Fiscal Year ($)(1)		Aggregate Earnings in Last Fiscal Year ($)(2)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)
Jeff Puritt	—		—		(65,979)	—	312,360	(3)
Vanessa Kanu	34,178	(4)	34,178	(4)	(4,351)	—	117,568	(5)
Marilyn Tyfting	—		—		(29,593)	—	140,553	(6)
_________________________________________________
(1)Represents TELUS contributions under the Savings Plan.
(2)Represents aggregate earnings based on investment performance.
(3)This value is converted from CAD $422,108 to USD using an exchange rate on December 30, 2022, of $0.74.
(4)This value is converted from CAD $46,186 to USD using an exchange rate on December 30, 2022, of $0.74.
(5)This value is converted from CAD $238,597 to USD using an exchange rate on December 30, 2022, of $0.74.
(6)This value is converted from CAD $158,875 to USD using an exchange rate on December 30, 2022, of $0.74.
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
Vanessa Kanu
We entered into an employment agreement with Ms. Kanu setting forth the terms and conditions of her employment as our Chief Financial Officer, effective September 7, 2020. Ms. Kanu’s employment agreement provides for (1) a base salary (currently CAD $633,014); (2) an annual incentive bonus target (70% in 2022 and 60% in 2021) of her annual base salary, and for 2020 only, the annual incentive compensation award will be no less than CAD $210,000 (70% of the target award); (3) participation in the MIP and 2021 LTIP; (4) a signing bonus of CAD $500,000 (subject to repayment by Ms. Kanu if she breaches her employment agreement or the restrictive covenants to which she is bound or engages in conduct constituting just cause); (5) certain perquisites, including reimbursement of annual membership fees for professional associations and other business-related expenses; and (6) participation in other benefit plans of the Company, including the Defined Contribution Plan. Under her employment agreement, Ms. Kanu is also entitled to receive a grant of long-term incentive compensation with a grant value of $1,200,000 and a grant of phantom restricted share units with a grant value of $750,000.
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
Maria Pardee
On February 22, 2021 we entered into an offer of employment with Ms. Pardee setting forth the terms and conditions of her employment as our Chief Commercial Officer. Ms. Pardee’s offer letter provides for (1) a base salary (currently $450,000); (2) an annual incentive bonus target (currently 70%) of her annual base salary; (3) participation in the LTIP; (4) participation in other benefit plans of the Company; and (5) a signing bonus of $250,000. Under her employment agreement, Ms. Pardee was also entitled to receive an annual payment of $75,000 in the fourth quarter of 2021 and 2022; and for the 2021 and 2022 performance years, a bonus up to a maximum of $100,000, based on the achievement of annual net new sales target on a prorated basis for achievement of or exceeding 75% of target at the Company’s sole and absolute discretion. Ms. Pardee was also entitled to receive an initial grant of long-term incentive compensation of restricted share units and performance share units with a total grant value of $1,000,000.

In the event that Ms. Pardee’s employment is terminated by the Company without just cause (and not in response to a notice of resignation), she will be entitled to a gross lump-sum severance payment equal to six months of her then-current base salary, plus one additional month of base salary for each complete calendar year of service performed by Ms. Pardee up to a maximum termination payment equal to a period of 18 months, as well as a lump-sum payment equal to the Company’s contributions to her health benefits for such period of time. The base salary calculation includes Ms. Pardee’s base salary at the time of termination and her monthly average performance bonus earnings based upon the previous four performance bonus cash payments as of the date of termination. Ms. Pardee’s employment agreement includes certain non-competition and non-solicitation restrictive covenants during employment and one-year post-termination of employment, as well as confidentiality covenants. All severance benefits are subject to the execution and non-revocation of a general release.

Marilyn Tyfting
On August 18, 2015, we entered into an offer of employment with Ms. Tyfting setting forth the terms and conditions of her employment as our Senior Vice President and Chief Corporate Officer. Ms. Tyfting’s offer letter provides for (1) a base salary (currently CAD $474,008); (2) an annual incentive bonus target (70% in 2022 and 60% in 2021) of her annual base salary; (3) participation in the MIP; (4) participation in other benefit plans of the Company; (5) an initial grant of CAD $250,000 under the MIP; (6) eligibility to participate in a TELUS management performance share unit plan; and (7) certain perquisites, including a Company leased vehicle with a capital cost allowance of CAD $40,000 or a vehicle allowance (currently CAD $1,250) per month, paid parking, executive home office equipment, a telecommunications products and services discount and participation in the health assessment program.
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

Michael Ringman
On May 17, 2012, we entered into an offer of employment with Mr. Ringman setting forth the terms and conditions of his employment as our Vice President Information Technology. Mr. Ringman’s offer letter provides for (1) an initial base salary (currently $350,000); (2) an annual incentive bonus target (currently 60%) of his annual base salary; (3) participation in the MIP; (4) participation in other benefit plans of the Company; and (5) an initial grant of $40,000 under the MIP upon the completion of six months of employment.
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
Change of Control
The LTIP contains change of control provisions (as defined in the LTIP and below in “—Omnibus Long-Term Incentive Plan (LTIP)—Change of Control”). Upon a change of control of the Company, the board of directors may take one or more of the following actions: (1) arrange for the Options to be assumed by, or similar options to be substituted by, the bidder or a continuing entity, subject to satisfying certain stated criteria; (2) accelerate the vesting of the Options; (3) make a determination as to the market price for the purpose of further actions with respect to the Options; (4) arrange for cash or other compensation in exchange for a surrender of any Options; or (5) make any other determinations as appropriate. If the board of directors does not accelerate unvested awards upon a change of control of the Company, then for any participant whose employment is terminated without just cause within 12 months of the change of control, all unvested Options and RSUs will vest on the termination date and be exercisable for 90 days following termination. For more information on the change of control provisions see “—Potential Payments Upon Termination or Change-in-Control” and “—Omnibus Long-Term Incentive Plan (LTIP)—Change of Control.”

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

Potential Payments Upon Termination or Change-in-Control
In accordance with the compensation treatment under the various termination events outlined under “—Severance on Termination of Employment” and “—Change of Control” the following table sets out the potential incremental amounts that may be payable to each NEO, assuming a termination date of December 30, 2022 (based on a closing Company share price of $19.79 on December 30, 2022). The actual amounts that would be paid to any other NEO can only be determined at the time of an actual termination of employment and would vary from those set forth in the following table.

	Annual Cash				Long-Term Incentives
	Base Salary ($)		Bonus ($)		Options ($)	RSUs ($)	PSUs ($)	Benefits ($)		Continued Pension Accrual ($)		Total ($)
Jeff Puritt
Resignation(1)	212,500	(2)	—		—	—	—	—		—		212,500
Termination without just cause(4)	1,275,000	(3)	—		—	1,795,110	1,844,565	41,395	(5)	732,156	(6)	5,688,226
Retirement(7)	—		—		—	7,090,579	4,562,723	—		—		11,653,302
Disability(8)	1,275,000	(8)	—		—	7,090,579	4,562,723	41,395	(5)	404,854	(9)	13,374,551
Death(10)	—		—		—	7,090,579	4,562,723	—		—		11,653,302
Termination with just cause	—		—		—	—	—	—		—		—
Change of control(11)	—		—		—	7,090,579	4,562,723	—		—		11,653,302
Vanessa Kanu
Resignation(1)	—		—		—	—	—	—		—		—
Termination without just cause(4)	468,430	(12)	—		—	594,343	305,167	1,646	(5)	11,389	(13)	1,380,975
Retirement(7)	—		—		—	—	—	—		—		—
Disability(8)	—		—		—	2,178,958	830,626	—		—		3,009,584
Death(10)	—		—		—	2,178,958	830,626	—		—		3,009,584
Termination with just cause	—		—		—	—	—	—		—		—
Change of control(11)	—		—		—	2,178,958	830,626	—		—		3,009,584
Maria Pardee
Resignation(1)	—		—		—	—	—	—		—		—
Termination without just cause(4)	262,500	(14)	120,212	(15)	—	155,520	292,650	7,036	(16)	—		837,918
Retirement(7)	—		—		—	—	—	—		—		—
Disability(8)	—		—		—	629,500	714,320	—		—		1,343,820
Death(10)	—		—		—	629,500	714,320	—		—		1,343,820
Termination with just cause	—		—		—	—	—	—		—		—
Change of control(11)	—		—		—	629,500	714,320	—		—		1,343,820
Marilyn Tyfting
Resignation(1)	—		—		—	—	—	—		—		—
Termination without just cause(4)	526,149	(3)	217,758	(17)	—	411,303	226,694	2,469	(5)	148,814	(18)	1,533,187
Retirement(7)	—		—		—	—	—	—		—		—
Disability(8)	—		—		—	1,510,531	595,600	—		735,486	(19)	2,841,617
Death(10)	—		—		—	1,510,531	595,600	—		—		2,106,131
Termination with just cause	—		—		—	—	—	—		—		—
Change of control(11)	—		—		—	1,510,531	595,600	—		—		2,106,131
Michael Ringman
Resignation(1)	—		—		—	—	—	—		—		—
Termination without just cause(4)	466,667	(14)	188,403	(15)	—	287,910	191,666	25,060	(16)			1,159,706
Retirement(7)	—		—		—	—	—	—		—		—
Disability(8)	—		—		—	1,069,511	476,286	—		—		1,545,797
Death(10)	—		—		—	1,069,511	476,286	—		—		1,545,797
Termination with just cause	—		—		—	—	—	—		—		—
Change of control(11)	—		—		—	1,069,511	476,286	—		—		1,545,797
_________________________________________________
(1)Upon a voluntary resignation by an NEO, any unvested and vested award or any portion thereof will expire on the termination date.
(2)Payment of a maximum of three months’ base salary will be provided if Mr. Puritt resigns but the Company elects to terminate his employment before the expiration of the notice period.
(3)Payment of a maximum of 18 months’ base salary at the time of termination.

(4)Upon termination of employment without just cause, all unvested PSUs and RSUs, will vest pro-rata. Such pro-rata number is determined by multiplying the total number of PSUs and RSUs, by a fraction where the numerator is the total number of calendar months between the applicable grant date of the award and the termination date, and the denominator is the number of total calendar months (with any partial month counting as a full month for this purpose) in the original performance period.
(5)Mr. Puritt and Ms. Tyfting are entitled to a maximum of 18 months of continued health benefits, and Ms. Kanu is entitled to a maximum of 12 months of continued health benefits.
(6)Pursuant to his employment agreement, if Mr. Puritt’s employment is terminated without just cause, his pension will be deemed fully vested, and he is entitled to 18 months of continued vesting service under the DB Plan and SRA. This value is converted from CAD $989,400 to USD using an exchange rate on December 30, 2022, of $0.74.
(7)Upon termination of employment due to disability of an NEO or an NEO’s retirement, all awards held by the NEO will continue to vest and be settled or exercised as if the NEO remained an active employee of the Company. Mr. Puritt is retirement eligible under the MIP as of June 1, 2020.
(8)Payment of a maximum of 18 months’ base salary at the time of termination. However, if Mr. Puritt receives alternate income during any portion of the 18-month period, the Company’s payment obligations will cease.
(9)Upon disability, Mr. Puritt is entitled to continue accruing service until his retirement date under the DB Plan and the SRA. For purposes of this table, we have calculated the incremental benefit to Mr. Puritt assuming retirement at the later of age 60 and January 1, 2024. This value is converted from CAD $547,100 to USD using an exchange rate on December 30, 2022, of $0.74.
(10)Upon the death of an NEO, all unvested Options, RSUs, and PSUs will immediately vest.
(11)Upon termination of employment without just cause within 12 months following a change of control (as defined in the LTIP), all unvested Options, RSUs and PSUs will vest on the termination date, and the RSUs and PSUs will be settled in accordance with the LTIP.
(12)Payment of a maximum of 12 months’ base salary at the time of termination. This value is converted from CAD $633,014 to USD using an exchange rate on December 30, 2022, of $0.74.
(13)Ms. Kanu is entitled to 12 months of employer contributions to the Defined Contribution Plan. This value is converted from CAD $15,390 to USD using an exchange rate on December 30, 2022 of $0.74.
(14)Payment equal to six months’ base salary for plus one month of base salary for each completed year of service, up to a maximum total of 18 months.
(15)Payment equal to six months’ severance bonus (the monthly bonus in an amount that is the average performance bonus earned by the NEO in the past four years, or less as applicable) plus one month of such severance bonus for each completed year of service, up to a maximum of 18 months.
(16)Payment equal to six months of Company contributions to health benefits (excluding short-term and long-term disability), plus one month for each completed year of service, up to a maximum total of 18 months.
(17)Payment equal to 18 months’ severance bonus (the monthly bonus in an amount that is the average performance bonus earned by Ms. Tyfting in the past two years).
(18)Ms. Tyfting is entitled to 18 months of continued vesting service under the DB Plan and the SERP 2020. This value is converted from CAD $201,100 to USD using an exchange rate on December 30, 2022, of $0.74.
(19)Upon disability, Ms. Tyfting is entitled to continue accruing service until her retirement date under the DB Plan and the SERP 2020. For purposes of this table, we have calculated the incremental benefit to Ms. Tyfting assuming retirement at age 60. This value is converted from CAD $993,900 to USD using an exchange rate on December 30, 2022, of $0.74.

Company Equity-Based Compensation Plans at a Glance
2020 Management Incentive Plan Awards

In 2016, the human resources committee approved the Omnibus Long-Term Incentive Plan (MIP) under which cash and equity-settled LTI awards were granted to our senior leaders, including our NEOs. Beginning in 2016, a portion of the shares under the MIP were reserved for grants of LTI awards over a five-year period. From 2016 through 2019, each annual allocation was granted in the form of Options (for 2016) and otherwise was granted in TI phantom options (Phantom Options), TI phantom restricted share units (TI Phantom RSUs) and TELUS phantom restricted share units (TELUS Phantom RSUs). No new grants are currently being awarded under the MIP.

Due to the timing of our initial public offering and other considerations, our human resources committee decided, upon the recommendation of our Compensation Consultant, to grant the final tranche of the 2020 MIP (2020 MIP Awards) in respect of 2020 performance on the effective date of the initial public offering, on February 2, 2021. Despite the delay, the 2020 MIP Awards approximated the annual grant each executive otherwise would have received in December 2020 under the MIP, after taking into account the timing of the initial public offering. As such, the aggregate value of the 2020 MIP Awards approximated the remainder of the MIP pool.
2021 Omnibus Long-Term Incentive Plan
In connection with our initial public offering in February 2021, our board of directors adopted, and our shareholders approved, the 2021 LTIP in order to provide equity awards to employees, non-employee directors and selected third-party service providers of the Company and its subsidiaries and affiliates. Under the 2021 LTIP, the Company may grant awards of restricted shares, restricted share units, performance shares, performance share units, deferred share units, share options, share appreciation rights, cash-based awards and other forms of equity-based or equity-related awards. The human resources committee administers the 2021 LTIP and has the discretion to select the individuals who receive awards and determine the form and terms of the awards, including any vesting, exercisability, payment or other restrictions. The maximum number of shares that may be delivered under the 2021 LTIP is 18,651,120 of our authorized but unissued shares. The board of directors has the authority to amend, suspend or terminate the 2021 LTIP. No amendment, suspension or termination will be effective without the approval of the Company’s stockholders if such approval is required under applicable laws, rules and regulations. Unless sooner terminated by our board of directors, the 2021 LTIP will terminate ten years from the Company’s initial public offering.
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

Director Compensation
We have implemented a formal policy pursuant to which our directors are eligible to receive the following cash retainers and equity awards, effective as of the 2022 fiscal year:

Role	Cash Retainer ($)	Equity Awards ($)
Annual Retainer for Board Membership
Annual service on the board of directors - independent directors	80,000	150,000
Annual service on the board of directors - TELUS-employed directors	—	230,000
Additional Annual Retainer for Committee Membership
Annual service as chair and vice-chair of the board of directors (1)	150,000	200,000
Annual service as chair of the audit committee	—	25,000
Annual service as chair of the human resources committee	—	20,000
Annual service as chair of the governance and nominating committee	—	15,000
________________________________________
(1)The chair of the board of directors does not receive any incremental compensation for also serving as a committee chair.

Compensation paid to our directors is paid in USD for U.S. resident directors and in CAD for Canadian resident directors. Our TELUS-employed directors receive their compensation fully in the form of RSUs that vest on the second anniversary of the grant date. For 2022, our independent directors were Olin Anton, Sue Paish, Carolyn Slaski and Sandra Stuart. Our independent directors’ equity awards vest in full on the first day of the open trading window period following the first anniversary of the grant date. Kenneth Cheong, our director who was a BPEA appointee but retired from our Board effective February 9, 2023, did not receive any compensation for his services as a board member during 2022.

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

Following consultation with our Compensation Consultant, we made changes to our director and officer compensation practices in May 2022 to better align with our peers. These changes included an increase to the annual retainer payable to our directors and an increase to the additional annual retainer paid to both our audit committee chair and our governance and compensation committee chair.

Our directors who are employees of TELUS, other than Mr. Entwistle, are eligible to receive an annual grant of RSUs with a grant date fair market value equal to CAD $230,000, except that an aggregate of CAD $245,000 will be granted to the chair of the Governance and Nominating Committee. These awards will cliff vest on the second anniversary of the date of grant, subject to the TELUS employee director’s continued employment with TELUS in good standing. Upon termination of employment by TELUS without cause or due to death or disability, any unvested RSUs granted to TELUS employee directors will vest pro rata based on service between the date of grant and the applicable termination date. Upon retirement, unvested RSUs will continue to vest and be settled in accordance with their original vesting schedule. Upon resignation or termination of employment by TELUS for cause, all unvested RSUs will be forfeited. For 2022, our directors who are employees of TELUS were Darren Entwistle, Doug French, Tony Geheran and Stephen Lewis. Mr. Entwistle did not receive any cash retainer or equity awards for serving on the Board.

In May 2021, our human resources committee, in consultation with our Compensation Consultant, approved (1) an increase in Mr. Blair’s combined cash and equity compensation from CAD $350,000 to CAD $500,000, to be effective in 2023, granted as 40% cash and 60% RSUs and (2) an award of RSUs with a grant date fair market value equal to CAD $1,050,000 pursuant to two installments as follows: 8,536 RSUs were granted in May 2021 with a grant date fair market value of CAD $300,000, and 22,461 RSUs were granted to Mr. Blair in March 2022 with a grant date fair market value equal to CAD $750,000, each with a one-year vesting schedule. Mr. Blair was not present for the portion of the human resources committee meeting during which these decisions were made.

Director Compensation Table

The following table summarizes the compensation earned by our directors for the year ending December 31, 2022.

Name	Fees earned or paid in cash ($)		Stock Awards ($)		Total ($)
Josh Blair	111,000	(1)	750,537	(2)	861,537
Olin Anton	59,200	(4)	137,569	(3)	196,769
Doug French			181,120	(3)	181,120
Tony Geheran			192,965	(3)	192,965
Stephen Lewis			181,120	(3)	181,120
Sue Paish	59,200	(4)	117,914	(3)	177,114
Carolyn Slaski	80,000		150,004	(3)	230,004
Sandra Stuart	59,200	(4)	117,914	(3)	177,114
_________________________________________________
(1)Value converted from CAD $150,000 to USD using an exchange rate on December 30, 2022, of $0.74.
(2)Amount includes: (a) CAD $200,000 for Mr. Blair’s 2022 board service (including additional fees for the vice-chair); and (b) CAD $750,000 representing the grant date fair value of RSUs granted in respect to the second installment of an increase that was approved in May 2021, both of which will vest on March 21, 2023. Grant date fair value amounts are recognized in accordance with IFRS. The number of RSUs granted was based on the market value of our subordinate voting shares on the grant date. Amounts in CAD are converted into USD at the time of grant.
(3)Amounts include: (a) RSUs granted on March 21, 2022 in respect of 2022 service for Mr. Anton that vest on March 21, 2023 with the grant date fair value of CAD $140,000, and RSUs granted on June 20, 2022 that vest on June 20, 2023 with the grant date fair value of CAD $35,000; (b) for our non-employee directors, RSUs granted in respect of 2022 service that vest on March 21, 2023 with the following grant date fair values: CAD $120,000 for Ms. Paish, USD $120,000 for Ms. Slaski and CAD $120,000 for Ms. Stuart, and RSUs granted on June 20, 2022 that vest on June 20, 2023 with the following grant date fair values: CAD $30,000 for Ms. Paish, USD $30,000 for Ms. Slaski and CAD $30,000 for Ms. Stuart; and (c) for our directors who are employees of TELUS, RSUs granted in respect of 2022 service that vest on March 21, 2024 with the following grant date fair values: CAD $200,000 for Mr. French, CAD $215,000 for Mr. Geheran, CAD $200,000 for Mr. Lewis, and RSUs granted on June 20, 2022 that vest on June 20, 2024 with the following grant date fair values: CAD $30,000 for Mr. French, CAD $30,000 for Mr. Geheran, CAD $30,000 for Mr. Lewis. Grant date fair value amounts are recognized in accordance with IFRS. The number of RSUs granted was based on the market value of our subordinate voting shares on each grant date. Amounts in CAD are converted into USD at the time of grant.
(4)Value converted from CAD $80,000 to USD using an exchange rate on December 30, 2022, of $0.74.
We reimburse all reasonable out-of-pocket expenses incurred by directors for their attendance at meetings with the board of directors or any committee thereof. Mr. Blair is entitled to an annual healthcare membership under TELUS’ benefit plans. Our Canadian directors (Messrs. Blair and Anton and Mmes. Paish and Stuart) were entitled to reimbursement for telecom benefits for the home (for work and personal use), and all of the directors are entitled to business travel accident insurance and reimbursement for participation in director education programs up to $5,000 per year, none of which exceed $10,000 in the aggregate in 2022. Thus, such benefits are not included in the “Director Compensation Table.” Total director compensation will be targeted at the 50th percentile of comparator group that we will select. Each non-employee director will also be entitled to reimbursement for certain services and products offered by the Company, subject to a specified cap.
Director Share Ownership Guidelines
Pursuant to our Board Policy Manual each non-employee director is required to attain a level of share ownership of at least five times their annual cash retainer for board membership within five years of their initial election to the board of directors. Shares and deferred share units count toward the ownership guidelines. To ensure compliance with the guidelines, non-employee directors are required to continue to hold 50% of the net after-tax value of the Company shares received from any equity award until the ownership criteria are met.

Equity Compensation Plan Information

(c)
	(a)	(b)	Number of securities
	Number of securities	Weighted-average	remaining available
	to be issued upon	exercise price per	for future issuance
	exercise of outstanding options,	share of outstanding options,	under equity compensation
	warrants and rights	warrants and rights	plans (excluding securities
Plan Category	(#)	($)	reflected in column A (#)
Equity compensation plans approved by security holders	5,215,194(1)	$10.47(2)	17,714,452(3)
Equity compensation plans not approved by security holders	—	—	—
Total	5,215,194	$10.47	17,714,452
______________________________________
(1)Consists of the following outstanding awards: under the 2021 LTIP, 1,218,796 RSUs, 387,025 PSUs (assuming target level of achievement), 454,176 Options and 1,058,615 cash-denominated awards that can be settled in Shares at the Company’s election, calculated assuming maximum performance is achieved and the Company’s closing share price on December 30, 2022; and 2,096,582 Options under the MIP.
(2)Weighted-average exercise price includes Options but excludes RSUs and PSUs as they do not have an exercise price.
(3)Consists of 5,119,040 shares available for issuance under the 2021 ESPP and 12,595,412 shares available for issuance under the 2021 LTIP.

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
Except as stated above, we intend to comply with the rules generally applicable to U.S. domestic companies listed on the NYSE. We may in the future decide to use other foreign private issuer exemptions with respect to some of the other NYSE listing requirements. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on the NYSE, may provide less protection than is accorded to investors under the NYSE listing requirements applicable to U.S. domestic issuers. See “Item 3D—Risk Factors—Subordinate Voting Shares Risks —As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, which may limit the information publicly available to our shareholders”.
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
Board Composition
Under our articles, our board of directors will consist of a number of directors as determined from time to time by the directors. Currently, our board has 11 members, four of whom are independent. Of these independent members, one is a nominee selected by TELUS. Under the terms of reference for our board of directors, unless otherwise required by applicable laws, our articles or the shareholders’ agreement, the board of directors will not exceed 15 directors. The terms of office of each of our directors expires on the date of the next annual meeting of our shareholders. Non-management directors are subject to term limits of 15 years.
The composition of our board of directors will be subject to the rights of TELUS and BPEA under the shareholders’ agreement providing for certain director nomination rights. The shareholders’ agreement provides that we agree to nominate individuals designated by TELUS as directors representing a majority of the board for as long as TELUS continues to beneficially own at least 50% of the combined voting power of our outstanding multiple voting shares and subordinate voting shares. Should TELUS cease to own at least 50% of the combined voting power of our multiple voting shares and subordinate voting shares, we agree to nominate to our board such number of individuals designated by TELUS in proportion to its combined voting power for so long as TELUS continues to beneficially own at least 5% of the combined voting power of our outstanding multiple voting shares and subordinate voting shares, subject to a minimum of at least one director. TELUS currently has designated five directors serving on our board.
The shareholders’ agreement also provides that we agree to nominate one individual designated by BPEA as director, for as long as BPEA continues to beneficially own at least 5% of the combined voting power of our outstanding multiple voting shares and subordinate voting shares. BPEA currently has designated one director serving on our board.
Under the terms of the shareholders’ agreement, our Chief Executive Officer is required to be nominated to the board of directors by the Company.
In addition, the shareholders’ agreement provides that for so long as TELUS continues to beneficially own at least 50% of the combined voting power of our multiple voting shares and subordinate voting shares, TELUS will be entitled, but not obligated, to select the chair of the board and the chairs of the human resources and governance and nominating committees. The shareholders’ agreement also provides that, so long as TELUS or BPEA, as applicable, is entitled to nominate at least one individual to our board, it will be entitled, but not obligated, to designate at least one nominee for appointment to each of our human resources committee and governance and nominating committee. The shareholders’ agreement also provides that so long as TELUS is entitled to nominate at least one individual to our board, it will be entitled, but not obligated, to designate one nominee for appointment to our audit committee as long as its nominee to the audit committee is independent. The above-described committee appointment rights are in each case subject to compliance with the independence requirements of applicable securities laws and listing requirements of the NYSE and TSX.
For a description of TELUS and BPEA’s right to require us to nominate their designees to our board of directors, see “Item7B—Related Party Transactions—Our Relationship with TELUS and BPEA—Shareholders’ Agreement”. Subject to the arrangements described above, nominees for election as directors are recommended to our board of directors by our governance and nominating committee in accordance with the provisions of applicable corporate law and the terms of reference of our governance and nominating committee. See “—Committees of the Board of Directors—Governance and Nominating Committee”.
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

Majority Voting Policy
In accordance with the requirements of the TSX, our board of directors has adopted a majority voting policy to the effect that a nominee for election as a director of our Company who does not receive a greater number of votes “for” than votes “withheld” with respect to the election of directors by shareholders shall promptly tender their resignation to the chair of our board of directors following the meeting of shareholders at which the director was elected. The governance and nominating committee will consider such offer and make a recommendation to our board of directors whether or not to accept it. In its deliberations, the governance and nominating committee will consider any stated reasons why shareholders “withheld” votes from the election of that director, the length of service and the qualifications of the director, the director’s contributions to our company, the effect such resignation may have on our ability to comply with any applicable governance rules and policies and the dynamics of the board, and any other factors that the governance and nominating committee considers relevant. Our board of directors will act on the governance and nominating committee’s recommendation within 90 days following the applicable meeting of shareholders and announce its decision in a press release, after considering the factors considered by the governance and nominating committee and any other factors that the board of directors considers relevant. Our board of directors will accept a resignation except in situations where extenuating circumstances would warrant the director to continue to serve on the board of directors. Our majority voting policy will apply for uncontested director elections, being elections in which the number of nominees for election as director is the same as the number of directors to be elected.
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
Director Independence
For purposes of the NYSE listing requirements, an independent director means a person who, in the opinion of our board of directors, has no material relationship with the Company. Under NI 58-101, a director is considered to be independent if they are independent within the meaning of Section 1.4 of National Instrument 52-110—Audit Committees (NI 52-110). Pursuant to NI 52-110, an independent director is a director who is free from any direct or indirect material relationship with us which could, in the view of our board of directors, be reasonably expected to interfere with the exercise of a director’s independent judgment.
Our board of directors has undertaken a review of the independence of the directors and considered whether any director has a material relationship with us that could compromise their ability to exercise independent judgment in carrying out their responsibilities. Based upon information requested from and provided by each director concerning such director’s background, employment and affiliations, including family relationships, our board of directors determined that four of our 11 directors are an “independent director” as defined in the NYSE listing requirements and NI 58-101, representing 36% of our board. In making these determinations, our board of directors considered the current and prior relationships that each director has with our Company and all other facts and circumstances that our board of directors deemed relevant in determining their independence, including the beneficial ownership of our shares by each director and the transactions involving them described in “Item 7B—Related Party Transactions”. The board will assess, on a regular basis and at least annually, the independence of directors and, based on the recommendation of the governance and nominating committee, will make a determination as to which members are independent.
Jeffrey Puritt is not considered an independent director as he is our Chief Executive Officer. Josh Blair, the vice-chair of the Board, is not considered an independent director as he was an employee of TELUS until December 31, 2020. Navin Arora, Doug French and Tony Geheran are not considered independent directors as they are affiliated with TELUS. TELUS selected Ms. Stuart, an independent director, to fill one of its nominee positions. Following Mr. Cheong’s resignation as one of our directors effective February 9, 2023, there are no BPEA nominees on our Board.

Meetings of Independent Directors and Conflicts of Interest. We take steps to ensure that adequate structures and processes are in place to permit our board of directors to function independently of management, including for purposes of encouraging an objective process for nominating directors and determining executive compensation. In 2022, the independent directors did not meet in the absence of the non-independent directors. Where appropriate, our board of directors holds a portion of every board meeting without members of management, including Mr. Puritt, who is a director and also our Chief Executive Officer. Such sessions without the presence of management are presided over by our Vice-Chair, Josh Blair. Interested parties may communicate any concerns to the Vice-Chair and/or our independent directors through our ethics hotline at 1-888-265-4112 in North America or by e-mail to www.telus.ethicspoint.com or corporatesecretary@telusinternational.com.
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
Mandate of the Board of Directors
Our board of directors is responsible for the stewardship of the Company and overseeing the management of our business and affairs in accordance with the BCBCA, our articles and the shareholders’ agreement. This includes appointing our Chief Executive Officer and other members of the executive leadership team, considering and approving our objectives and goals and material changes thereto, approving our strategic plans and monitoring our strategic planning process, strategic plan execution and corporate performance against our objectives and goals, subject to the terms of the shareholders’ agreement. In addition, our board also receives and considers recommendations from our various committees with respect to matters such as the following:
•the compensation of our directors;
•criteria for board and committee membership;
•persons to be nominated for election as directors and to each of the board’s committees; and
•matters relating to our code of ethics and conduct and corporate governance guidelines.
Certain of the actions of the board of directors are subject to the review and approval by TELUS, as our controlling shareholder. See “Item 7B—Related Party Transactions—Our Relationship with TELUS and BPEA—Shareholders’ Agreement”.
Attendance Record
In 2022, there were 11 meetings of our board of directors. There was 100% director attendance at each of these meetings, with the exception of only one of our directors, who missed only one meeting and whose attendance was 91%.
Position Descriptions
Our board of directors adopted a written position description for both the Chair and Vice-Chair of the board of directors, which sets out their key responsibilities, including, among others, contributing to our strategy, providing management and leadership to the board of directors and facilitating its effective operation, duties relating to setting board meeting agendas, chairing board and shareholder meetings and director development and communicating with the Chief Executive Officer. The shareholders’ agreement provides that for so long as TELUS continues to beneficially own at least 50% of the combined voting power of our multiple voting shares and subordinate voting shares, we agree to nominate a director designated by TELUS as the chair of the board.
Our board of directors adopted a written position description for our Chief Executive Officer which sets out the key responsibilities of our Chief Executive Officer, including, among other duties: recommending the strategic direction of our Company to the board of directors and pursuing our Company’s continued development; progression and monitoring annual business and operational plans and budgets that support our company’s long-term business plans and strategies and leading their execution; participating in the strategic planning meetings that TELUS convenes; communicating with our board of directors; and fostering a caring culture.

These position descriptions are included within the terms of reference for each position, which are included in our board policy manual.
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
Orientation and Continuing Education
We have implemented an orientation program for new directors under which a new director receives a director’s orientation manual including our key corporate governance documents and other information, meets with the vice-chair of the board and attends orientation sessions with the Chief Executive Officer and other members of the management team, at which they receive information and learns about our business purpose, strategic direction, operations and other matters.
Our governance and nominating committee is responsible for overseeing director continuing education designed to maintain or enhance the skills and abilities of the directors and to help ensure that their knowledge and understanding of our business remains current.
Term Limits and Mechanisms of Board Renewal
Each non-management director appointed to the board of directors will tender their resignation after serving 15 years on the board of directors. The governance and nominating committee will consider such resignation and have discretion to recommend to the board of directors that the term of the resigning director be extended for such period as the governance and nominating committee deems appropriate, if in our Company’s best interest to do so. Our board of directors has no other automatic mechanisms of board term renewal. Our governance and nominating committee is responsible for reviewing the composition of our board of directors to ensure that it is composed of members containing the appropriate skills and expertise to advise us. Our governance and nominating committee is expected to conduct a process for the assessment of our board of directors, each committee and each director regarding his, her or its effectiveness and performance, and to report evaluation results to our Board. See “—Committees of the Board of Directors—Governance and Nominating Committee”.
Committees of the Board of Directors
We have an audit committee, a human resources committee and a governance and nominating committee. Pursuant to the terms of our shareholders’ agreement, for so long as TELUS continues to beneficially own at least 50% of the combined voting power of our multiple voting shares and subordinate voting shares, TELUS will be entitled, but not obligated, to select the chairs of the human resources and governance and nominating committees. Additionally, for so long as TELUS or BPEA, as applicable, is entitled, but not obligated, to nominate at least one individual to our board, it will be entitled, but not obligated, to designate at least one nominee for appointment to each of our human resources committee and governance and nominating committee.
The shareholders’ agreement also provides that (i) so long as TELUS or BPEA, as applicable, is entitled to nominate at least one individual to our board, it will be entitled, but not obligated, to designate one nominee for appointment to our audit committee for 90 days following the completion of our initial public offering, and (ii) TELUS will continue to have such right thereafter, as long as it is entitled to nominate at least one individual to our board and as long as its nominee to the audit committee is independent. The above-described committee appointment rights are in each case subject to compliance with the independence requirements of applicable securities laws and listing requirements of the NYSE and TSX.

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
•our financial and accounting policies and our compliance with them and emerging accounting issues and their potential impact on our Company’s financial reporting;
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
•our compliance with applicable legal and regulatory requirements and Company policies, such as security, privacy, anti-bribery and anti-corruption compliance; and
•our enterprise risk management processes, including business continuity, disaster recovery planning and external threat and hazard monitoring, credit worthiness, liquidity, tax strategy, treasury plans and financial policy.
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

•reviewing and approving on an annual basis the evaluation process and compensation structure for members of our executive leadership team and, in consultation with our Chief Executive Officer, reviewing and approving the performance of the other members of our executive leadership team;
•reviewing and approving the design of the annual performance bonus plan, and any establishment of or material changes to incentive compensation plans, employee benefit plans for the executive leadership team and all equity-based incentive plans of the Company or its subsidiaries;
•preparing and recommending to our board of directors for approval our public disclosures related to executive compensation; and
•reviewing at least once annually succession plans for the Chief Executive Officer and members of our executive leadership team.
Further particulars of the process by which compensation for our executive officers is and will be determined are provided under the heading “Item 6B—Compensation”.
Governance and Nominating Committee
Our governance and nominating committee is comprised of Navin Arora and Sue Paish and chaired by Tony Geheran. Our board of directors has determined that Sue Paish is independent for purposes of NI 58-101 and NYSE listing requirements. As a “controlled company”, our governance and nominating committee is not required to be comprised entirely of independent directors. For a description of the background and experience of each member of our governance and nominating committee, see “Item 6A—Directors and Senior Management—Our Directors”.
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
•review and monitor, on behalf of the Board, our approach, planning and reporting on corporate social responsibility and ESG, including the review and approval of any sustainability report.
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
Evaluation
It is the responsibility of the governance and nominating committee (GNC) to regularly evaluate the effectiveness and contribution of our board of directors, our Chair, our Vice-Chair and all board committees and their chairs. To do so, the GNC conducts an evaluation, either directly or through our CLO, and then reports the results to our board of directors. If deemed appropriate, the GNC may elect to engage a third party to provide expertise on and to assist with the coordination of the evaluation.This process allows the Company to evaluate the mechanism in place for our board and committees to operate effectively, identify opportunities to enhance and maintain best corporate practices, meet regulatory requirements and develop strategies in relation to recruiting and succession planning.

To conduct and document this evaluation, the GNC approves a questionnaire that is to be completed by each director. Through these questionnaires, each director provides their evaluation of the performance of: the board as a whole; each committee; each committee chair and each individual director. Our CLO reviews the results of these questionnaires and provides them to the Vice-Chair, with attribution to the originating directors, except that, in the case of the Vice-Chair, results are provided to the chair of the GNC. When the results are provided to the Vice-Chair or the chair of our GNC, each director may elect to have all or part of their comments included without attribution. However, in all cases, the subsequent feedback to the GNC and the board are given without attribution.

In order to provide a broader scope to our evaluation, the GNC also approves a questionnaire that is to be completed by all members of the Company’s senior management team who have regular interaction with our board or its committees. The purpose of this questionnaire is to: provide an evaluation of the overall effectiveness of the Board from the perspective of the senior management team and consider how the Board and management support one another and how their relationship can be improved. Our CLO reviews these results and provides them to the Vice-Chair, without attribution to any member of the senior management team. The Vice-Chair conducts separate interviews with each director to advise of the results of this evaluation and then report on key themes and recommendations to the GNC and the board. These results are used by the Vice-Chair to create a set of board goals and objectives to address matters raised during the evaluation.

In addition to our assessment process, the GNC also conducts an annual review of the skills of each member of our board of directors, including a gap analysis, and makes recommendations to the board in the event any gaps are identified.
Diversity
We are committed to fostering an environment that is diverse and inclusive and facilitates a broad range of perspectives. We recognize the importance and benefit of having a board of directors and senior management comprised of highly qualified individuals who reflect the communities where we live and work and the clients we serve. As part of our on-boarding practices for our board members, we provide materials outlining our caring culture that highlight the community-oriented focus of our business. Additionally, our board receives regular reporting on respectful workplace and integrity initiatives and, should they arise within our business, any significant incidents.
We adopted a formal board diversity policy providing that the governance and nominating committee shall consider diversity criteria, such as gender, age, ethnicity/aboriginal status and geographic background in recommending director nominees to the board of directors. Prior to the Company’s annual general meeting in 2023 and thereafter, we will seek to attain a board composition in which at least 30% of our board are women. We have also authorized the governance and nominating committee to engage qualified independent external advisors to conduct a search for candidates that help achieve diversity objectives. At the time of filing of this Annual Report, 4 of our 10 directors, representing 40% of our board, self-identify as diverse, three women serve on our board, representing 30% of our board, and four women serve in executive leadership positions, representing the majority of our executive leadership team. All three women were appointed to our board of directors in 2021 and we expect to add an additional woman to the board prior our 2023 annual general meeting. We believe the promotion of diversity is best served through careful consideration of all of the knowledge, experience, skills and backgrounds of each individual candidate for director in light of the needs of the board without focusing on a single diversity characteristic. When assessing the composition of the board, a principal focus is expected to be on ensuring the board has the diverse experiences, skills and backgrounds needed to oversee our Company and the Company will take a balanced approach when considering the extent to which personal characteristics are taken into account.
Succession Planning
The GNC is responsible for succession planning for the board. As part of this responsibility, the GNC is responsible for maintaining a list of potential candidates for directors who meet the established criteria. The skills assessment and gap analysis from the GNC’s assessment process are used to guide our succession planning.

Our human resources committee oversees succession planning for our CEO, with support from the Chair and the advice and recommendation of the Board. The human resources committee also supports the CEO’s succession planning for our Company’s executive management team.

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
Individual Bankruptcies
None of our directors or executive officers, and to the best of our knowledge, no shareholder holding a sufficient number of securities to affect materially the control of us, has, within the ten years prior to the date of this Annual Report, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold their assets.
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
D.Employees
Our Team Members
We have over 73,000 team members around the globe as of December 31, 2022 and an additional 1,139 joined us from WillowTree in January 2023. The majority of our team members are directly or indirectly delivering services to our clients. At December 31, 2022, approximately 92.5% of our team members worked in this capacity while the remaining 7.5% worked in sales and marketing or other corporate support functions. Our team members possess a wide variety of skills and capabilities, in areas such as DevOps, solutions architecture, digital transformation, cloud transformation, user interface/user experience (UI/UX) design, QA testing and customer experience management.
On December 31, 2022, our team members were located in 28 countries across four geographic regions. Following the WillowTree acquisition, we now have team members in 30 countries. The following table show our team members by function:

Function	As at December 31, 2022	As at December 31, 2021	As at December 31, 2020
Delivery of our services	67,664	59,493	48,948
Corporate, support and administrative functions	5,478	2,648	1,670
TOTAL	73,142	62,141	50,618
We believe our differentiated culture drives greater team member engagement and retention, which leads to superior outcomes for us and our clients. As a result, sourcing, recruiting, developing and retaining talented team members is critical to our ongoing success.

Talent Acquisition. We seek to employ team members who share our unique values, possess the specialized skill sets needed to enable our clients’ digital journeys and who are inspired by giving back to their local communities. We believe that our caring culture, which includes a commitment to team member growth and development, makes us a preferred employer in the regions where we have delivery locations. Our workplace engagement has garnered us international recognition; we were recognized on Forbes list of Best Employers for Diversity in 2022 and with the 2022 Stevie Awards for Sales and Customer Service in the “Frontline Customer Service Team of the Year” category. We also recruited on campus and through multiple digital channels, screening over 754,000 candidates. We build our talent acquisition funnel through a combination of branded campaigns, social media, job portals, online job fairs and events, including hack-a-thons, and university and specialized academic partnerships for specialized roles. We have partnered with approximately 300 colleges and universities around the globe.
Training and Coaching. We believe it is important for our team members to grow with us both personally and professionally. Our talent strategy includes developing expertise around the specific technologies, tools and frameworks required to successfully execute projects for our clients in an increasingly digital economy. We strive to create thought leaders with deep industry acumen. This entails providing access to opportunities to further develop our team members’ skills which enables them to handle a wider variety of responsibilities. In several delivery locations, we work in partnership with local, accredited universities to provide training programs. For example, through our TELUS International University program, team members have access to subsidized tuition and onsite classes to earn approximately 2,000 degrees. We also provide mentoring programs, leadership courses through our “Learning@TI” roadmap and have our own “Learn and Grow” curriculum for team member development and personalized coaching. As part of our broader efforts to support our team members’ overall well-being, we extend many training and development opportunities to their family members. This year, our Company continued to scale our Senior Leadership development program, providing more than 400 additional leaders with tailored personalized leadership coaching.
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
To strengthen our team members’ connections with each other and with us, we have built our own social network called Cosmos, and sponsor many special interest and affinity groups and athletic teams, which foster a sense of belonging and community. Giving back as a team, including through the “TELUS Days of Giving” and monthly community service activities, is an essential part of our caring culture and we believe our giving back makes a meaningful difference where we live, work and raise our families.
Diversity, Equity and Inclusion. Diversity, acceptance and inclusion are integral components of our caring culture. For our team members, whose backgrounds reflect the breadth of our global footprint, our commitment to diversity and inclusiveness promotes engagement and empowers them to serve as advocates for positive social change.
We see team member diversity as a significant competitive advantage, fostering creativity and innovation and leading to better customer experiences and financial outcomes. We aim to provide equal opportunities for all team members and proactively seek candidates from varied gender identities and cultural backgrounds. We are committed to diversity and inclusion across our entire organization, which is supported by our vision, values, culture and strategy. At December 31, 2022, women represented approximately 48% of our total workforce and 42% of managers and up are women. In 2022, we were listed on Mogul’s list of Top 100 Workplaces for our diversity and inclusion initiatives.
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
E.Share Ownership
See “Item 7A—Major Shareholders” and “Item 6B—Compensation”.
ITEM 7  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.Major Shareholders
The following table sets forth information relating to the beneficial ownership of our shares as at December 31, 2022, by:
•each of our directors;
•each of our executive officers;
•all directors and executive officers as a group; and
•each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding shares, which includes each of the selling shareholders;
Beneficial ownership is determined in accordance with SEC rules. The information is not necessarily indicative of beneficial ownership for any other purpose. In general, under these rules a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has shares or voting power or investment power with respect to such security. In addition, the rules include shares issuable pursuant to the exercise of share options, warrants or other convertible securities that are either immediately exercisable or exercisable on or before March 1, 2023, which is 60 days after December 31, 2022. These shares are deemed to be outstanding and beneficially owned by the person holding those options, warrants or other convertible securities for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. The information contained in the following table is not necessarily indicative of beneficial ownership for any other purpose, and the inclusion of any shares in the table does not constitute an admission of beneficial ownership of those shares. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them.
The percentage of beneficially owned subordinate voting shares and multiple voting shares is based on 66,630,613 subordinate voting shares and 199,931,876 multiple voting shares outstanding as at December 31, 2022.

The address for each of our directors and executive officers listed below is c/o TELUS International (Cda) Inc., Floor 7, 510 West Georgia Street, Vancouver, BC V6B 0M3, Canada.

	Subordinate Voting Shares		Multiple Voting Shares		% of Total Voting Power
Name of Beneficial Owner	Shares	%	Shares	%	%
Directors and Executive Officers:
Jeffrey Puritt	2,538,138	3.8	—	—	*
Michel Belec	*	*	—	—	*
Beth Howen	—	—	—	—	—
Vanessa Kanu	*	*	—	—	*
Maria Pardee	*	*	—	—	*
Michael Ringman	*	*	—	—	*
Marilyn Tyfting	*	*	—	—	*
Darren Entwistle	*	*	—	—	*
Josh Blair	*	*	—	—	*
Olin Anton	*	*	—	—	*
Navin Arora	*	*	—	—	*
Kenneth Cheong(1)	—	—	—	—	—
Doug French(2)	*	*	—	—	*
Tony Geheran(2)	*	*	—	—	*
Sue Paish	*	*	—	—	—
Carolyn Slaski	*	*	—	—	—
Sandra Stuart	*	*	—	—	*
All directors and executive officers as a group (17 persons)	3,332,810	5.0	—	—	*
5% Shareholders:
TELUS(3)	1,438,013	2.2	149,504,019	74.8	72.4
BPEA(4)	—	—	50,427,857	25.2	24.4
Capital Research Global Investors (US) (5)	12,213,589	18.3	—	—	*
Mackenzie Financial Corporation (6)	10,715,231	16.1	—	—	*
Capital International Investors (7)	3,811,622	5.7	—	—	*
_________________________________________________
*Holdings represent less than one percent.
(1)Mr. Cheong resigned from our Board effective February 9, 2023. Mr. Cheong is an employee of BPEA, but disclaims beneficial ownership of the shares beneficially owned by BPEA.
(2)Messrs. Arora, French and Geheran are each employees of TELUS, but each disclaims beneficial ownership of the shares beneficially owned by TELUS.
(3)Consists of shares held by TELUS Communications, Inc., 1276431 B.C. Ltd., 1276433 B.C. Ltd., 1276435 B.C. Ltd., 1276436 B.C. Ltd. and TELUS International Holding Inc., each a wholly-owned subsidiary of TELUS. Multiple voting shares so held by TELUS are convertible into an equivalent number of subordinate voting shares. If TELUS were to convert all its multiple voting shares into subordinate voting shares, it would hold 69.8% of our subordinate voting shares and 21.0% of our voting power. In June 2022, TELUS purchased 3,000,000 of our multiple voting shares, representing 1.5% of our multiple voting shares then outstanding and 1.45% of our voting power, from BPEA. For details on significant acquisitions of our common shares by TELUS, see “Item 7B—Related Party Transactions—Share Issuances”.

(4)Consists of shares held by Riel B.V., which is indirectly and wholly-owned by BPEA Private Equity Fund VI, L.P.1 formerly known as The Baring Asia Private Equity Fund VI, L.P.1 (Fund VI1), BPEA Private Equity Fund VI, L.P.2,

formerly known as The Baring Asia Private Equity Fund VI, L.P.2 (Fund VI2) and certain of its affiliates. The general partner of Fund VI1 and Fund VI2 is BPEA Private Equity GP VI, L.P. formerly known as Baring Private Equity Asia GP VI, L.P. (Fund VI GP). The general partner of Fund VI GP is BPEA Private Equity GP VI Limited formerly known as Baring Private Equity Asia GP VI Limited (Fund VI Limited). As the majority shareholder of Fund VI Limited, BPEA EQT Holdings AB may be deemed to have voting and dispositive power with respect to the shares beneficially owned by Fund VI and Fund VI2 and their affiliates, but disclaims beneficial ownership of such shares. The address of Fund VI GP and Fund VI Limited is c/o Maples Corporate Services Limited, 390 GT Ugland House, South Church Street, Georgetown, Grand Cayman, Cayman Islands. The address of BPEA EQT Holdings AB is Regeringsgatan 25 Stockholm, 111 53 Sweden. Multiple voting shares so held by BPEA are convertible into an equivalent number of subordinate voting shares. If BPEA were to convert all its multiple voting shares into subordinate voting shares, it would hold 43.1% of our subordinate voting shares and 3.1% of our voting power. For details on significant acquisitions of our common shares by BPEA, see “Item 7B—Related Party Transactions—Share Issuances”. In September 2021, BPEA sold 13,648,000 subordinate voting shares in a secondary offering, following conversion of an equivalent number of multiple voting shares into subordinate voting shares, representing 20.3% of our outstanding multiple voting shares then outstanding and 6.2% of our voting power. In June 2022, BPEA sold 3,000,000 multiple voting shares, representing 1.5% of our multiple voting shares then outstanding and 1.45% of our voting power, to TELUS Corporation.

(5)Represents subordinate voting shares beneficially owned by Capital Research Global Investors, a division of Capital Research and Management Company, based solely on the Schedule 13G/A filed by Capital Research Global Investors with the SEC on January 10, 2023.

(6)Represents subordinate voting shares beneficially owned by Mackenzie Financial Corporation, based solely on the Schedule 13G/A filed by Mackenzie Financial Corporation with the SEC on January 27, 2023.

(7)Represents subordinate voting shares beneficially owned by Capital International Investors, a division of Capital Research and Management Company, based solely on the Schedule 13F-HR filed by Capital International Investors with the SEC on November 14, 2022.
As at December 31, 2022 and the date of this report, there were four and 17 registered holders in the United States respectively, one of whom was Cede & Co. (nominee of DTC), representing 99.7% of our subordinate voting shares.
B.    Related-Party Transactions
Our Relationship with TELUS
As of December 31, 2022, TELUS, our controlling shareholder, held 149,504,019 multiple voting shares, or 72.36% of the combined voting power of our outstanding shares, and 1,438,013 subordinate voting shares, or 0.07% of the combined voting power of our outstanding shares. See “Item 3D—Risk Factors—TELUS Relationship Risks”.
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
For further information regarding historical related party transactions, see Note 19—Related Party Transactions to the audited consolidated financial statements as at and for the year ended December 31, 2022 in this Annual Report.
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
Credit Agreement
General
We entered into a senior secured credit agreement, which includes two revolving credit facilities and two non-revolving term credit facilities, originally dated as of May 31, 2016, amended and restated on January 28, 2020, as further amended and restated on December 22, 2020, and as further amended and restated on December 20, 2022, with The Bank of Nova Scotia, as administrative agent and certain other financial institutions and TELUS, serving as lenders. The credit agreement provides for (i) a revolving term credit facility in the aggregate amount of US$275 million (the "RT 1 Credit Facility"), (ii) a revolving term credit facility in the aggregate amount of US$525 million (the "RT 2 Credit Facility"), (iii) a non-revolving term credit facility in the aggregate amount of US$600 million (the "NRT 1 Credit Facility"), and (iv) a non-revolving term credit facility in the aggregate amount of US$600 million (the "NRT 2 Credit Facility") each maturing on January 3, 2028.

In addition, the revolving credit facilities each include a sub-facility for standby letters of credit with an aggregate cap of US$50 million or the equivalent in Canadian dollars. The facilities generally bear interest at various floating rates, with a credit spread that varies by reference to the ratio of total Net Debt to EBITDA for the applicable fiscal quarter. The RT 2 Credit Facility, the NRT 1 Credit Facility and the NRT 2 Credit Facility are subject to an accordion feature allowing us to increase one or more of these facilities by up to an aggregate amount of $500 million, subject to certain customary conditions and increases in interest rates and standby fees. The obligations thereunder are guaranteed by certain of our wholly-owned subsidiaries and secured by a first priority interest in all of our assets and equity interests in our subsidiaries.
Covenants and Events of Default
The credit agreement imposes certain customary restrictions on our activities, including, but not limited to, and subject to certain customary exceptions, our ability to incur indebtedness (including guarantee obligations), incur liens, engage in certain fundamental changes, amend, modify or terminate the TELUS MSA and shared services agreements, the limited liability company agreement of WillowTree which TELUS International Holding (U.S.A.) Corp. (“TELUS International USA”) has entered into with the other equity interest holders of WillowTree, and the shareholders’ agreement we have entered into with TELUS and BPEA, make acquisitions or investments, and sell assets.
The credit agreement also requires us to maintain a total Net Debt to EBITDA ratio not to exceed 4.25:1 for each quarter ending in fiscal 2023, beginning December 31, 2022; reducing to 3.75:1 for each quarter ending in fiscal 2024; and further reducing to 3.25:1 for each quarter ending thereafter. If we make permitted acquisitions with an aggregate cash consideration above $250 million in any twelve-month period, we may request that the maximum permitted total Net Debt to EBITDA ratio be increased by 0.50:1.00 for the quarter in which such threshold was exceeded, and shall return to the then applicable Net Debt to EBITDA ratio after eight fiscal quarters. We are also required to maintain a consolidated debt service coverage ratio financial covenant of at least 1.50:1.00 in every fiscal quarter.
The credit agreement provides for certain events of default, including, without limitation: (a) cross-default and cross-acceleration to indebtedness and judgments of over US$25.0 million or the equivalent in Canadian dollars, (b) TELUS ceasing to have the power to, directly or indirectly, (i) vote shares that represent more than 50% our voting shares, (ii) direct our management, business or policies and (iii) elect or appoint a majority of our directors, and (b) termination of the TELUS MSA and the shared services agreements we have entered into with TELUS.

Our Relationship with TELUS and BPEA
The following are summaries of the terms of certain agreements that we entered into with TELUS and BPEA, each of which is included as an exhibit to this Annual Report. Each summary sets forth the terms of an agreement that we believe is material to us and each summary is qualified in its entirety by reference to the full text of such agreement.
Shareholders’ Agreement
We entered into a shareholders’ agreement with TELUS and BPEA upon consummation of our initial public offering that governs the relationship between us, TELUS and BPEA.
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
The shareholders’ agreement also provides that, for so long as TELUS continues to beneficially own at least 50% of the combined voting power of our multiple voting shares and subordinate voting shares, the Chair of the board will be a designee of TELUS that TELUS identifies to us and BPEA.
The shareholders’ agreement also provides that, so long as BPEA continues to beneficially own at least 5% of the combined voting power of our multiple voting shares and subordinate voting shares, we agree to nominate one individual designated by BPEA.
BPEA shall also be entitled, but not obligated, to designate two observers to the board.
The shareholders’ agreement also provides that we agree to nominate our Chief Executive Officer to the board of directors. The seat on our board to be held by our Chief Executive Officer does not represent one of the director nominees provided to TELUS and BPEA under the shareholders’ agreement.
Board Committee Appointment Rights. The shareholders’ agreement provides that for so long as TELUS continues to beneficially own at least 50% of the combined voting power of our multiple voting shares and subordinate voting shares, TELUS will be entitled, but not obligated, to select the chair of the board and the chairs of the human resources and governance and nominating committees. The shareholders’ agreement also provides that so long as TELUS or BPEA, as applicable, is entitled to nominate at least one individual to our board, it will be entitled, but not obligated, to designate at least one nominee for appointment to each of our human resources committee and governance and nominating committee. The shareholders’ agreement also provides that so long as TELUS is entitled to designate one or more nominees to our board it will be entitled, but not obligated, to designate one nominee for appointment to our audit committee. The above-described committee appointment rights are in each case subject to compliance with the independence requirements of applicable securities laws and listing requirements of the NYSE and TSX.
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

TELUS Right of First Offer. In addition, pursuant to the shareholders’ agreement, BPEA agreed not to, directly or indirectly, sell, transfer or otherwise dispose of any multiple voting shares or subordinate voting shares, whether by registered offering, private sale, disposition over the facilities of a stock exchange or otherwise, in a single transaction or series of transactions, without first discussing in good faith any such sale transaction with TELUS and providing TELUS with a right of first offer to purchase such multiple voting shares or subordinate voting shares in connection with a sale transaction for gross proceeds in excess of $10.0 million.
Registration Rights Agreement

On February 5, 2021, in connection with our initial public offering, we entered into a registration rights agreement (as amended from time to time, the “Registration Rights Agreement”) with TELUS and BPEA pursuant to which we agreed to provide TELUS or BPEA with certain demand and piggyback registration rights that require us to use commercially reasonable efforts to effect the registration under applicable federal, state and provincial securities laws, in either Canada or the United States of any of our subordinate voting shares held by TELUS or BPEA following the completion of our initial public offering. We amended the Registration Rights Agreement in June 2021 to provide certain piggyback registration rights to our chief executive officer and two other employees. (the “June 2021 Amendment”). In connection with closing of the acquisition of WillowTree, we have entered into an amendment to the Registration Rights Agreement (the “Amendment”), which terminated the June 2021 Amendment, to extend certain demand and piggyback registration rights to Insignia WT Holdings, LLC (“Blocker Seller”) and certain members of management of WillowTree who hold our subordinate voting shares following completion of the WillowTree acquisition and/or one or more Redemptions (as defined herein), as well as to all shareholder parties to the Registration Rights Agreement with a registration right that would require us to, upon their request, use commercially reasonable efforts to take all actions necessary to make a resale registration statement under the Securities Act, covering such parties’ shares available for their use in connection with resale of their subordinate voting shares. In connection with the execution of the Amendment, the Blocker Seller and certain members of management of WillowTree are deemed to have requested, and we are deemed to have agreed, to make such resale registration statement available to the Blocker Seller and certain members of management of WillowTree as soon as reasonably possible after the closing date of the acquisition. The Amendment will continue to provide registration rights to our chief executive officer consistent with the rights provided to him in the June 2021 Amendment.
Under the Registration Rights Agreement, as amended, we will be generally responsible for all registration expenses in connection with the performance of our obligations under the registration rights provisions in the Registration Rights Agreement. TELUS, BPEA and the other selling shareholders will generally be responsible for all underwriting discounts, selling commissions and securities transfer taxes applicable to any sale.
The Registration Rights Agreement contains customary representations, covenants, and indemnification and contribution provisions by us for the benefit of the selling shareholders and, in limited situations, by the selling shareholders for our benefit of us.
Share Issuances
In connection with the acquisition of Lionbridge AI, we issued 1.7 million shares of Class A common shares to TELUS for proceeds of approximately $149.6 million and 0.9 million shares of Class B common shares to BPEA for proceeds of approximately $80.4 million to fund a portion of the purchase price. In connection with our IPO, the Class A common shares received by TELUS and the Class B common shares received by BPEA were converted into multiple voting shares, for historical share issuance details, see Note 16—Share Capital and Note 20—Related Party Transactions in the notes to the audited consolidated financial statements as at and for the year ended December 31, 2022 included in this Annual Report. On January 3, 2023, in connection with the acquisition of WillowTree, we issued 6.5 million subordinate voting shares (See Note 14(c)—Intangible assets and goodwill—Business acquisition subsequent to reporting period - WillowTree to the audited consolidated financial statements as at and for the year ended December 31, 2022 in this Annual Report for additional details).
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
In addition:
•all multiple voting shares held by the TELUS Permitted Holders will convert automatically into subordinate voting shares at such time as the TELUS Permitted Holders that hold multiple voting shares no longer as a group beneficially own, directly or indirectly and in the aggregate, at least 10% of the issued and outstanding subordinate voting shares and multiple voting shares; and
•all multiple voting shares held by the BPEA Permitted Holders will convert automatically into subordinate voting shares at such time as the BPEA Permitted Holders that hold multiple voting shares no longer as a group beneficially own, directly or indirectly and in the aggregate, at least 10% of the issued and outstanding subordinate voting shares and multiple voting shares.
For the purposes of the foregoing:
“Affiliate” means, with respect to any specified Person, any other Person which directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such specified Person;
“BPEA Permitted Holders” means any funds managed or advised by BPEA or any of its Affiliates, in each case provided that it is controlled, directly or indirectly, or managed or advised by BPEA or an Affiliate of BPEA;
“Permitted Holders” means any of (i) the BPEA Permitted Holders, and (ii) the TELUS Permitted Holders;
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
In addition, the shareholders’ agreement entered into among us, TELUS and BPEA contains certain restrictions on your rights as a shareholder. See “Item 7B—Related Party Transactions—Our Relationship with TELUS and BPEA—Shareholders’ Agreement”.
Stated Objects or Purposes
Our articles do not contain stated objects or purposes and do not place any limitations on the business that we may carry on.
Directors
Power to vote on matters in which a director is materially interested. Under the BCBCA a director who has a material interest in a contract or transaction, whether made or proposed, that is material to us, must disclose such interest to us, subject to certain exceptions such as if the contract or transaction: (i) is an arrangement by way of security granted by us for money loaned to, or obligations undertaken by, the director for our benefit or for one of our affiliates’ benefit; (ii) relates to an indemnity or insurance permitted under the BCBCA; (iii) relates to the remuneration of the director in their capacity as director, officer, employee or agent of our Company or of one of our affiliates; (iv) relates to a loan to our Company while the director is the guarantor of some or all of the loan; or (v) is with a corporation that is affiliated with us while the director is also a director or senior officer of that corporation or an affiliate of that corporation.
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
Number of shares required to be owned by a director. Neither our articles nor the BCBCA provide that a director is required to hold any of our shares as a qualification for holding their office. Our board of directors has discretion to prescribe minimum share ownership requirements for directors.
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
Holders of our subordinate voting shares and multiple voting shares are entitled to attend and vote at meetings of our shareholders except meetings at which only holders of a particular class or series are entitled to vote. Except as otherwise provided with respect to any particular series of preferred shares, and except as otherwise required by law, the holders of our preferred shares are not entitled as a class to receive notice of, or to attend or vote at any meetings of our shareholders. Our directors, our secretary (if any), our auditor and any other persons invited by our chair or directors or with the consent of those at the meeting are entitled to attend any meeting of our shareholders but will not be counted in the quorum or be entitled to vote at the meeting unless they are a shareholder or proxyholder entitled to vote at the meeting.
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
Limitation of Liability and Indemnification
Under the BCBCA, a company may indemnify: (i) a current or former director or officer of that company; (ii) a current or former director or officer of another corporation if, at the time such individual held such office, the corporation was an affiliate of the company, or if such individual held such office at the company’s request; or (iii) an individual who, at the request of the company, held, or holds, an equivalent position in another entity (an “indemnifiable person”) against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal, administrative or other legal proceeding or investigative action (whether current, threatened, pending or completed) in which they are involved because of that person’s position as an indemnifiable person, unless: (i) the individual did not act honestly and in good faith with a view to the best interests of such company or the other entity, as the case may be; or (ii) in the case of a proceeding other than a civil proceeding, the individual did not have reasonable grounds for believing that the individual’s conduct in respect of which proceeding was brought was lawful. A company cannot indemnify an indemnifiable person if it is prohibited from doing so under its articles or by applicable law. A company may pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an indemnifiable person in respect of that proceeding, but only if the indemnifiable person has provided an undertaking that, if it is ultimately determined that the payment of expenses was prohibited, the indemnifiable person will repay any amounts advanced. Subject to the aforementioned prohibitions on indemnification, a company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by an indemnifiable person in respect of such eligible proceeding if such indemnifiable person has not been reimbursed for such expenses, and was wholly successful, on the merits or otherwise, in the outcome of such eligible proceeding or was substantially successful on the merits in the outcome of such eligible proceeding. On application of an indemnifiable person or us, a court may make any order the court considers appropriate in respect of an eligible proceeding, including the indemnification of penalties imposed or expenses incurred in any such proceedings and the enforcement of an indemnification agreement. As permitted by the BCBCA, our articles require us to indemnify our directors, officers, former directors or officers (and such individual’s respective heirs and legal representatives) and permit us to indemnify any person to the extent permitted by the BCBCA.
C.Material Contracts
We have not entered into any material contracts outside the ordinary course of business other than as described below or elsewhere in this Annual Report or its exhibits.
Second Amended & Restated Limited Liability Company Agreement of WillowTree

The Second Amended and Restated Limited Liability Company Agreement of WLTR Holdings, LLC (the “Second A&R LLCA”) was adopted on January 3, 2023 in connection with our acquisition of WillowTree. The operations of WillowTree, and the rights and obligations of the members of WLTR Holdings, LLC (the “Surviving Company”), are set forth in the Second A&R LLC Agreement.

Capitalization. The Second A&R LLCA provides for two classes of limited liability company interests (represented by units): “Class A Units” and “Class B Units,” with all units within a class having identical rights and privileges to the other units within such class. Except as required by law, the Class A Units do not entitle the holders thereto to any voting rights. Each Class B Unit entitles the holder thereof to one vote.

Class A Unit Redemption Right. Certain management and employee members of WillowTree (or participation vehicles through which management members and employees of WillowTree hold equity interests therein) have entered into rollover agreements with TELUS International USA and WillowTree pursuant to which such members have agreed that a portion of their equity interests in WillowTree was converted into Class A Units in the Surviving Company.

The Second A&R LLCA also contemplates that a reinvestment program will be implemented pursuant to which certain employees of WillowTree may be invited to reinvest a portion of their after-tax proceeds from their option cancellations or transaction bonuses (or, in certain cases, other funds) in the Surviving Company and be subject to the same redemption mechanism should they elect to do so. Four members of WillowTree management already committed to participate in the reinvestment program.

The Second A&R LLCA provides for redemption rights for each holder of Class A Units, on the one hand, and the Surviving Company, on the other hand, which entitle the holder thereof, at the election of either the relevant holder thereof or the Surviving Company, to have a portion of the Class A Units redeemed after the end of calendar year 2025, 2026 and 2027 (each, a “Redemption”), in exchange for a redemption consideration that will be determined based on the aggregate revenue of the Surviving Company and its subsidiaries (the “WillowTree Group”) in the relevant year, the compounded revenue growth of WillowTree Group until the end of the relevant year and the cumulative profitability margin of the business of WillowTree Group. Up to 70% of the redemption payments may, at the option of the Surviving Company, be settled in subordinate voting shares of the Company (“Company Shares”), in which case the number of Company Shares to be issued would be based on a volume-weighted average over a thirty-trading day trading period ending on third business day before the relevant settlement date.
In addition, the Second A&R LLCA contemplates that certain service providers of WillowTree will be eligible to receive unit appreciation rights with an aggregate value of up to a maximum of $120,000,000, calculated based on WillowTree’s performance, which may be settled in cash or Company Shares pursuant to the Company’s 2021 Omnibus Incentive Plan on the same schedule as the Redemption payments. Total payments made by the Company to settle any unit appreciation rights outstanding following each Redemption will be deducted from the total redemption payments to be made to holders of Class A Units.

Governance. The Second A&R LLCA provides that TELUS International USA is the “Principal Member” of the Surviving Company and New WT Parent, Inc., a participation vehicle through which certain management members and employees of WillowTree hold interests in the Surviving Company, is the “Class A Representative Member”. The business and affairs of the Surviving Company will be managed under the authority and direction of a board of directors. As the Principal Member, TELUS International USA will be entitled to appoint a majority of the members of the board of directors.
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
Investment Canada Act
The Investment Canada Act requires each “non Canadian” (as defined in the Investment Canada Act) who acquires “control” of an existing “Canadian business”, to file a notification in prescribed form with the responsible federal government department or departments not later than 30 days after closing, provided the acquisition of control is not a reviewable transaction under the Investment Canada Act. Subject to certain exemptions, a transaction that is reviewable under the Investment Canada Act may not be implemented until an application for review has been filed and the responsible Minister of the federal cabinet has determined that the investment is likely to be of “net benefit to Canada” taking into account certain factors set out in the Investment Canada Act. Under the Investment Canada Act, an investment in our subordinate voting shares or multiple voting shares by a non-Canadian that is ultimately controlled in a country that has a free trade agreement with Canada (or the United Kingdom), including a United States investor, would be reviewable only if it were an investment to acquire control of us pursuant to the Investment Canada Act and our enterprise value (as determined pursuant to the Investment Canada Act and its regulations) was equal to or greater than the amount specified, which is currently C$1.711 billion. For other investors who are not state-owned enterprises and who are ultimately controlled by World Trade Organization members, the threshold is currently C$1.141 billion for 2022.
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
E.Taxation
U.S. Federal Income Tax Considerations for U.S. Persons
The following discussion is a general summary of the U.S. federal income tax consequences relating to a U.S. Holder, as defined below, of the ownership and disposition of the subordinate voting shares. This summary does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a particular person’s decision to acquire the subordinate voting shares. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (Code) and U.S. Treasury regulations promulgated thereunder, as well as judicial and administrative interpretations thereof and the income tax treaty between the United States and Canada (Treaty), in each case as in effect as of the date of this Annual Report. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below, and there can be no assurance that the IRS or U.S. courts will agree with the tax consequences described in this summary. The Company undertakes no obligation to publicly update or otherwise revise this summary whether as a result of new U.S. Treasury regulations, Code sections, judicial and administrative interpretations or otherwise.
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
Sale, Exchange or Other Taxable Disposition of the Subordinate Voting Shares
Subject to the PFIC rules discussed below, a U.S. Holder generally will recognize gain or loss upon the taxable sale, exchange or other disposition of the subordinate voting shares in an amount equal to the difference between (i) the U.S. dollar value of the amount realized upon the sale, exchange or other taxable disposition and (ii) such U.S. Holder’s adjusted tax basis in the subordinate voting shares. Generally, such gain or loss will be capital gain or loss and will be long- term capital gain or loss if, on the date of the sale, exchange or other taxable disposition, such U.S. Holder has held the subordinate voting shares for more than one year. If such U.S. Holder is an individual or other non-corporate U.S. Holder, long-term capital gains will be subject to a reduced maximum U.S. federal income tax rate. The deductibility of capital losses is subject to limitations under the Code. Gain or loss, if any, that a U.S. Holder realizes upon a sale, exchange or other taxable disposition of the subordinate voting shares generally will be treated as having a U.S. source for U.S. foreign tax credit limitation purposes.
PFIC Rules
The taxation of U.S. Holders will depend on whether the Company is treated as a PFIC for U.S. federal income tax purposes. A non-U.S. corporation will be a PFIC in any taxable year in which either (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets which produce passive income or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. The Company will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which it owns, directly or indirectly, more than 25% by value of the shares of such other corporation.
Based on the Company’s income, assets and business activities, including the receipt and application of the proceeds of the issue and sale of the subordinate voting shares, the Company does not believe that it was a PFIC for its 2022 taxable year and the Company expects that it will not be classified as a PFIC for U.S. federal income tax purposes for its current taxable year or in the near future. The determination of PFIC status is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond the Company’s control, including the relative values of the Company’s assets and its subsidiaries, and the amount and type of their income. As a result, there can be no assurance that the Company will not be a PFIC in 2023 or any subsequent year or that the IRS will agree with the Company’s conclusion regarding its PFIC status and would not successfully challenge our position.
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
Certain Canadian Income Tax Considerations
The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations generally applicable under the Income Tax Act (Canada) and the regulations promulgated thereunder, collectively the Tax Act, to a purchaser who acquires as beneficial owner subordinate voting shares, and who, for purposes of the Tax Act and at all relevant times, (i) is not, and is not deemed to be, resident in Canada, (ii) holds the subordinate voting shares as capital property, (iii) deals at arm’s-length with, and is not affiliated with, the Company, and (iv) does not use or hold, and will not be deemed to use or hold, the subordinate voting shares in the course of carrying on or otherwise in connection with a business in Canada, hereinafter, a “Non-Resident Holder”. Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an “authorized foreign bank” within the meaning of the Tax Act or an insurer carrying on an insurance business in Canada and elsewhere. Any such Non-Resident Holder should consult its own tax advisor.
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

I.Subsidiary Information
Not applicable.
J.    Annual Report to Security Holders

The Company intends to submit any annual report provided to security holders in electronic format as an exhibit to a current report on Form 6-K.
ITEM 11   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk
Amounts drawn on our long-term debt facilities expose us to changes in interest rates. Holding other variables constant, including the total amount of outstanding indebtedness, a 25-basis-point increase in interest rates on our variable-rate debt would cause an estimated decrease in net income of approximately $2 million per year based on the amounts outstanding at December 31, 2022, excluding the impact of any hedging activities.
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

	Net income			Other comprehensive income			Comprehensive income
Years Ended December 31 (increase (decrease) in millions)	2022	2021	2020	2022	2021	2020	2022	2021	2020
Reasonably possible changes in market risks
10% change in U.S. dollar: CDN$ exchange rate
US$ appreciates	$8	$14	$9	$—	$—	$—	$8	$14	$9
US$ depreciates	$(8)	$(14)	$(9)	$—	$—	$—	$(8)	$(14)	$(9)
10% change in US$: Euro exchange rate
US$ appreciates	$14	$11	$4	$(44)	$(36)	$(38)	$(30)	$(25)	$(34)
US$ depreciates	$(14)	$(11)	$(4)	$44	$36	$38	$30	$25	$34
10% change in US$: Peso exchange rate
US$ appreciates	$(2)	$(1)	$(1)	$—	$—	$—	$(2)	$(1)	$(1)
US$ depreciates	$2	$1	$1	$—	$—	$—	$2	$1	$1
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
ITEM 13    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
A - D. Material Modifications to the Rights of Security Holders
None.
E.    Use of Proceeds
Not applicable.
ITEM 15    CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
Our disclosure controls and procedures are designed to provide reasonable assurance of achieving the desired control objectives. Our management recognizes that any control system, no matter how well designed and operated, is based upon certain judgments and assumptions and cannot provide absolute assurance that its objectives will be met. Because of the inherent limitations of control systems, internal control over financial reporting may not prevent or detect misstatements. Similarly, an evaluation of controls cannot provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues if any, have been detected. In addition, projections of any evaluation as to the effectiveness of such controls in future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2022. Based on such evaluation, management has concluded that our disclosure controls and procedures were effective as of December 31, 2022.
Report of TELUS International Management on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) and for the assessment of the effectiveness of our internal control over financial reporting. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.
Management, with the participation of our Chief Executive Officer and Chief Financial Officer, assessed our internal control over financial reporting based upon the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). As of December 31, 2022, management has concluded that the Company’s internal control over financial reporting was effective.
Deloitte LLP, an independent registered public accounting firm, has audited the Company’s financial statements for the fiscal year ended December 31, 2022 and has included its attestation report on management's assessment of the Company’s internal control over financial reporting as of December 31, 2022.
Remediation of Previously Reported Material Weaknesses

As reported in “Item 15 – Controls and Procedures” in our Form 20-F for the prior year ended December 31, 2021, management concluded that our disclosure controls and procedures were not effective as of December 31, 2021 due to material weaknesses in internal control over financial reporting in entities acquired by the Company during fiscal year 2020, in particular Lionbridge AI, which was acquired on December 31, 2020, resulting in ineffective control in the financial reporting processes of these acquisitions. During fiscal year 2022, management has implemented remediation measures in the acquired entities as previously disclosed, including the implementation of enterprise resource planning system, additional controls and automation of manual processes, standardization and documentation of review procedures, as well as providing ongoing training to personnel responsible for internal control processes in the acquired entities. Based on management assessment as of December 31, 2022, we concluded that these material weaknesses have been remediated.

Changes in Control over Financial Reporting
Other than the remediation of prior year’s control deficiencies described above, there have been no changes in the Company’s internal control over financial reporting (as defined in Rule 13a‐15(f) and 15d‐15(f) under the Exchange Act) during the year ended December 31, 2022, that have materially affected, or that are reasonably likely to materially affect, the Company’s internal control over financial reporting.
ITEM 16A    AUDIT COMMITTEE FINANCIAL EXPERT
Our audit committee, which consists exclusively of independent directors within the meaning of NI 52-110 and the NYSE listing requirements, is comprised of Carolyn Slaski and Sandra Stuart and chaired by Olin Anton. Our board of directors has determined that Olin Anton, Carolyn Slaski and Sandra Stuart each meet the independence requirements for directors, including the heightened independence standards for members of the audit committee under Rule 10A-3 under the Exchange Act and NI 52-110. Our board of directors has also determined that Olin Anton is “financially literate” within the meaning of NI 52-110 and the NYSE listing requirements and an “audit committee financial expert” as defined by Rule 10A-3 under the Exchange Act. For a description of the education and experience of each member of the audit committee, see “Item 6A—Directors and Senior Management—Our Directors”.
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
ITEM 16C    PRINCIPAL ACCOUNTANT FEES AND SERVICES
For the years ended December 31, 2022 and 2021, we incurred the following fees by our external auditors, Deloitte LLP (PCAOB ID No. 1208):

	Year Ended December 31, 2022	Year Ended December 31, 2021
Category of Fees
Audit fees(1)	$3,353,107	$2,645,000
Audit-related fees(2)	603,872	1,068,241
Tax fees(3)	157,260	294,300
All other fees(4)	36,680	71,255
	$4,150,919	$4,078,796
_________________________________________________
(1)“Audit fees” include fees for audit services billed or to be billed in connection with our annual, interim and statutory financial statements and related regulatory filings.

(2)“Audit-related fees” include fees for attest services for information system and for the year ended December 31, 2021, also included fees for assurance services related to our initial public offering.
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
Except as stated above, we intend to comply with the rules generally applicable to U.S. domestic companies listed on the NYSE. We may in the future decide to use other foreign private issuer exemptions with respect to some of the other NYSE listing requirements. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on the NYSE, may provide less protection than is accorded to investors under the NYSE listing requirements applicable to U.S. domestic issuers. See “Item 3D—Risk Factors—Subordinate Voting Shares Risks—As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, which may limit the information publicly available to our shareholders”.
ITEM 16H    MINE SAFETY DISCLOSURE
Not applicable.
ITEM 16I DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.
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
Incorporated by reference to Exhibit 99.3 to the Registrant’s Current Report furnished to the SEC on Form 6-K on February 5, 2021.

2.4	Amendment to the TELUS International (Cda) Inc. Registration Rights Agreement, dated as at January 3, 2023.	Incorporated by reference to Exhibit 99.3 to the Registrant’s Current Report filed with the SEC on Form 6-K on January 9, 2023.

4.1†	Amended and Restated Master Services Agreement, dated as of January 1, 2021, between TELUS International (Cda) Inc. and TELUS Communications Inc.	Incorporated by reference to Exhibit 10.1 to the Registrant’s registration statement on Form F-1 filed with the SEC on January 8, 2021.

4.2†	Transition and Shared Services Agreement, dated as of January 1, 2021, between TELUS Communications Inc. and TELUS International (Cda) Inc.	Incorporated by reference to Exhibit 10.2 to the Registrant’s registration statement on Form F-1 filed with the SEC on January 8, 2021.

4.3†	Amended and Restated Master Reseller Agreement, dated as of January 1, 2021, between TELUS Communications Inc. and TELUS International (Cda) Inc.	Incorporated by reference to Exhibit 10.3 to the Registrant’s registration statement on Form F-1 filed with the SEC on January 8, 2021.

Exhibit No.	Description	Method of filing
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

4.8
Third Amended and Restated Credit Agreement, dated as of December 22, 2020, among TELUS International (Cda) Inc., as borrower, The Bank of Nova Scotia and other financial institutions party thereto, as lenders, and The Bank of Nova Scotia, as administrative agent
Incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 6-K filed with the SEC on December 23, 2022.

4.9†
Stock Purchase Agreement and Agreement and Plan of Merger, by and among TELUS International Holdings (U.S.A.) Corp., Sequoia Merger Subsidiary LLC, WLTR Holdings, LLC, and Insignia WT Holdings, LLC (for itself and in its capacity as the Representative), dated October 26, 2022
Incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 6-K filed with the SEC on November 3, 2022.

4.10
First Amendment to Stock Purchase Agreement and Agreement and Plan of Merger, b y and among TELUS International Holdings (U.S.A.) Corp., Insignia WT Holdings, LLC and WLTR Holdings, LLC, dated December 30, 2022
Incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 6-K filed with the SEC on January 9, 2023.

4.11	Second Amended & Restated Limited Liability Company Agreement of WLTR Holdings, LLC, dated January 3, 2023.	Incorporated by reference to Exhibit 99.2 to the Registrant’s Current Report on Form 6-K filed with the SEC on January 9, 2023.

8.1	List of Subsidiaries of TELUS International (Cda) Inc.	Incorporated by reference to Exhibit 8.1 to the Annual Report on Form 20-F for the year ended December 31, 2021 filed on February 10, 2022.

12.1	Certification of the Principal Executive Officer	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2022.

12.2	Certification of the Principal Financial Officer	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2022.

13.1	Certification of the Principal Executive Officer pursuant to 18 U.S.C. section 1350	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2022.

Exhibit No.	Description	Method of filing
13.2	Certification of the Principal Financial Officer pursuant to 18 U.S.C. section 1350	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2022.

15.1	Consent of Independent Registered Public Accounting Firm	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2022.

EX-101.INS	XBRL Instance Document	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2022.

EX-101.SCH	XBRL Taxonomy Extension Schema Document	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2022.

EX-101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2022.

EX-101.DEF	XBRL Taxonomy Extension Definition Linkbase Document	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2022.

EX-101.LAB	XBRL Taxonomy Extension Labels Linkbase Document	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2022.

EX-101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2022.
_________________________________________________
†    Portions of this exhibit, marked by brackets, have been omitted pursuant to Instruction 4(a) to Exhibits to Form 20-F because they are both (i) not material and (ii) include information of the type that we customarily and actually treat as private or confidential.

SIGNATURES
The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TELUS International (Cda) Inc.

/s/ Jeffrey Puritt
	Name:	Jeffrey Puritt
	Title:	President, Chief Executive Officer
Dated: February 9, 2023

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of TELUS International (Cda) Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of TELUS International (Cda) Inc. and subsidiaries (the “Company”) as at December 31, 2022 and 2021, the related consolidated statements of income and comprehensive income, changes in owners’ equity, and cash flows, for each of the three years in the period ended December 31, 2022 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2022 and 2021, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2022, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 9, 2023, expressed an unqualified opinion on the Company's internal control over financial reporting.
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
Critical Audit Matters
Critical audit matters are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.
/s/ Deloitte LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
February 9, 2023
We have served as the Company's auditor since 2016.

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of TELUS International (Cda) Inc.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of TELUS International (Cda) Inc. and subsidiaries (the “Company”) as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022, of the Company and our report dated February 9, 2023, expressed an unqualified opinion on those financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of TELUS International Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants

Toronto, Canada
February 9, 2023

TELUS International (Cda) Inc.
Consolidated Statements of Income and Comprehensive Income

Years Ended December 31 (millions except per share amounts)	Note	2022	2021	2020
REVENUE	4	$2,468	$2,194	$1,582

OPERATING EXPENSES
Salaries and benefits	5	1,393	1,222	947
Goods and services purchased		468	432	244
Share-based compensation	6	25	75	29
Acquisition, integration and other		40	23	59
Depreciation	13	124	115	99
Amortization of intangible assets	14(a)	134	142	83
		2,184	2,009	1,461

OPERATING INCOME		284	185	121

OTHER (INCOME) EXPENSES
Changes in business combination-related provisions		—	—	(74)
Interest expense	7	41	44	46
Foreign exchange gain	7	(7)	(1)	(2)
INCOME BEFORE INCOME TAXES		250	142	151
Income tax expense	8	67	64	48
NET INCOME		$183	$78	$103

OTHER COMPREHENSIVE (LOSS) INCOME	9
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges		43	40	(50)
Exchange differences arising from translation of foreign operations		(89)	(95)	124
		(46)	(55)	74
Item that will not be subsequently reclassified to income
Employee defined benefit plan re-measurements		3	—	—
		(43)	(55)	74
COMPREHENSIVE INCOME		$140	$23	$177

EARNINGS PER SHARE	10
Basic		$0.69	$0.30	$0.46
Diluted		$0.68	$0.29	$0.46

TOTAL WEIGHTED AVERAGE SHARES OUTSTANDING (millions)	10
Basic		266	264	224
Diluted		270	267	226
The accompanying notes are an integral part of these consolidated financial statements.

TELUS International (Cda) Inc.
Consolidated Statements of Financial Position

As at December 31 (millions)	Note	2022	2021
ASSETS
Current assets
Cash and cash equivalents		$125	$115
Accounts receivable	11	428	414
Due from affiliated companies	20(a)	81	53
Income and other taxes receivable		7	6
Prepaid and other assets		35	36
Current portion of derivative assets	12(g)	19	3
		695	627
Non-current assets
Property, plant and equipment, net	13	449	405
Intangible assets, net	14(a)	1,008	1,158
Goodwill	14(a)	1,350	1,380
Derivative assets	12(g)	13	—
Deferred income taxes	8(b)	14	23
Other long-term assets	21(b)	27	33
		2,861	2,999
Total assets		$3,556	$3,626
LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	1(a),21(b)	$290	$336
Due to affiliated companies	20(a)	111	71
Income and other taxes payable		67	67
Current maturities of long-term debt	15	83	328
Current portion of derivative liabilities	12(g)	1	5
		552	807
Non-current liabilities
Long-term debt	15	881	820
Derivative liabilities	12(g)	—	17
Deferred income taxes	8(b)	264	305
Other long-term liabilities	1(a)	21	22
		1,166	1,164
Total liabilities		1,718	1,971
Owners’ equity	16	1,838	1,655
Total liabilities and owners’ equity		$3,556	$3,626
Contingent liabilities	17
The accompanying notes are an integral part of these consolidated financial statements.
On behalf of the Board:

/s/ Josh Blair	/s/ Olin Anton
Josh Blair	Olin Anton
Vice-Chair, Board of Directors	Director

TELUS International (Cda) Inc.
Consolidated Statements of Changes in Owners’ Equity

(millions)	Note	Number of shares	Share capital	Contributed surplus	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Total
Balance as at January 1, 2020		190	$284	$—	$(54)	$15	$245
Net income		—	—	—	103	—	103
Other comprehensive income		—	—	—	—	74	74
Excess of fair value of consideration paid over the carrying value of business acquired		—	—	—	(16)	—	(16)
Class A common shares—Issued		28	349	—	—	—	349
Class B common shares—Issued		17	215	—	—	—	215
Class C common shares—Issued		3	51	—	—	—	51
Class E common shares—Issued		7	90	—	—	—	90
Balance as at December 31, 2020		245	$989	$—	$33	$89	$1,111

Balance as at January 1, 2021		245	$989	$—	$33	$89	$1,111
Net income		—	—	—	78	—	78
Other comprehensive loss		—	—	—	—	(55)	(55)
Class A to E shares exchanged or redesignated	16	(245)	(994)	—	—	—	(994)
Multiple Voting Shares redesignated from Class A to D shares	16	236	884	—	—	—	884
Subordinate Voting Shares redesignated from Class C to E shares	16	9	110	—	—	—	110
Multiple Voting Shares converted to Subordinate Voting Shares	16	(36)	(132)	—	—	—	(132)
Subordinate Voting Shares converted from Multiple Voting Shares	16	36	132	—	—	—	132
Subordinate Voting Shares issued in public offering	16	21	525	—	—	—	525
Share issuance costs, net of taxes	16	—	(25)	—	—	—	(25)
Share-based compensation	6	—	1	24	(4)	—	21
Balance as at December 31, 2021		266	$1,490	$24	$107	$34	$1,655

Balance as at January 1, 2022		266	$1,490	$24	$107	$34	$1,655
Net income		—	—	—	183	—	$183
Other comprehensive income (loss)		—	—	—	3	(46)	$(43)
Carrying value of business acquired less fair value of consideration paid	20(a)	—	—	10	—	—	$10
Share-based compensation	6	1	13	21	(1)	—	$33
Balance as at December 31, 2022		267	$1,503	$55	$292	$(12)	$1,838
The accompanying notes are an integral part of these consolidated financial statements.

TELUS International (Cda) Inc.
Consolidated Statements of Cash Flows

Years Ended December 31 (millions)	Note	2022	2021	2020
OPERATING ACTIVITIES
Net income		$183	$78	$103
Adjustments:
Depreciation and amortization		258	257	182
Interest expense	7	41	44	46
Income tax expense	8	67	64	48
Share-based compensation	6	25	75	29
Changes in business combination-related provisions		—	—	(74)
Change in market value of derivatives and other		2	—	32
Net change in non-cash operating working capital	21(c)	(26)	(69)	1
Share-based compensation payments		(19)	(45)	(14)
Income taxes paid, net		(94)	(93)	(56)
Cash provided by operating activities		437	311	297
INVESTING ACTIVITIES
Cash payments for capital assets	21(c)	(105)	(99)	(60)
Cash payments for other assets		(13)	—	—
Cash payments for acquisitions, net of cash acquired	20(a)	(1)	(11)	(1,742)
Payment to acquire non-controlling interest in subsidiary		—	—	(70)
Cash used in investing activities		(119)	(110)	(1,872)
FINANCING ACTIVITIES
Shares issued	16	3	527	656
Share issuance costs	16	—	(34)	—
Withholding taxes paid related to net share settlement of equity awards	6	(1)	(5)	—
Repayment of long-term debt	15,21(d)	(682)	(765)	(819)
Long-term debt issued	15,21(d)	411	71	1,854
Debt issuance costs	15,21(d)	(8)	—	—
Interest paid on credit facilities	1(a)	(23)	(29)	(34)
Cash (used in) provided by financing activities		(300)	(235)	1,657
Effect of exchange rate changes on cash and cash equivalents		(8)	(4)	(9)
CASH POSITION
Increase (decrease) in cash and cash equivalents		10	(38)	73
Cash and cash equivalents, beginning of year		115	153	80
Cash and cash equivalents, end of year		$125	$115	$153
The accompanying notes are an integral part of these consolidated financial statements.

TELUS International (Cda) Inc.
Notes to Consolidated Financial Statements

TELUS International (Cda) Inc. (TELUS International) is a leading digital customer experience innovator that designs, builds and delivers next-generation solutions, including AI and content moderation, for global and disruptive brands.
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
Notes to the consolidated financial statements		Page
General application
1.	Summary of significant accounting policies	F-8
2.	Accounting policy developments	F-16
3.	Capital structure financial policies	F-16
Consolidated results of operations focused
4.	Revenue	F-17
5.	Salaries and benefits	F-17
6.	Share-based compensation	F-18
7.	Interest expense and foreign exchange	F-21
8.	Income taxes	F-21
9.	Other comprehensive income	F-23
10.	Earnings per share	F-23
Consolidated financial position focused
11.	Accounts receivable	F-24
12.	Financial instruments	F-25
13.	Property, plant and equipment	F-31
14.	Intangible assets and goodwill	F-32
15.	Long-term debt	F-34
16.	Share capital	F-35
17.	Contingent liabilities	F-36
Other
18.	Employee future benefits	F-37
19.	Leases	F-37
20.	Related party transactions	F-38
21.	Additional financial information	F-40
22.	Segment reporting	F-42

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
In the fourth quarter of 2022, the Company changed its presentation of cash interest paid on credit facilities in the consolidated statements of cash flows, which was previously included in cash flows from operating activities, and has been reclassified to cash flows from financing activities, as permitted by IAS 7, Statement of cash flows. Cash interest paid relates to interest paid on the Company’s long-term debt, which were drawn primarily to fund prior acquisitions. We believe this provides a more relevant presentation of operating cash flows, as it reflects cash flows generated by the business before deducting costs associated with servicing our long-term debt, such as interest. The table below summarizes the effect of this change in presentation, which had no impact on operating income, net income, or cash and cash equivalents.

Years Ended December 31 (millions)	2021	2020
Cash provided by operating activities, as previously reported	$282	$263
Add back: Interest paid	29	34
Cash provided by operating activities	$311	$297

Cash (used in) provided by financing activities, as previously reported	$(206)	$1,691
Less: Interest paid	(29)	(34)
Cash (used in) provided by financing activities	$(235)	$1,657
In our consolidated statements of financial position, we have also reclassified certain current and non-current liabilities and grouped these amounts in Accounts payable and accrued liabilities and Other long-term liabilities, respectively, as they are not individually material to these consolidated financial statements. All amounts presented for the comparative period has been reclassified to conform with current period presentation.
These consolidated financial statements were authorized by our Board of Directors for issue on February 9, 2023.

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
(b)Consolidation
As at December 31, 2022, our consolidated financial statements include our accounts and the accounts of all of our subsidiaries. Our principal subsidiaries are: TELUS International (U.S.) Corp.; Xavient Digital LLC; CallPoint New Europe EAD; TELUS International Services Limited; TELUS International Philippines Inc.; Voxpro Limited; TELUS International Germany GmbH; and TELUS International AI Inc.
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
(c)Use of estimates and judgments
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates, assumptions and judgments that affect: the reported amounts of assets and liabilities at the date of the financial statements; the disclosure of contingent assets and liabilities at the date of the financial statements; and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Estimates
Examples of the estimates and assumptions that we make and their relative significance and degree of difficulty are as follows:
Judgments
Examples of our use of judgment, apart from those involving estimation, include the following:
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
•The preparation of our financial statements in accordance with generally accepted accounting principles requires management to make judgments that affect the financial statement disclosure of information regularly reviewed by our chief operating decision maker used to make resource allocation decisions and to assess performance, as further discussed in Note 22—Segment Reporting. A significant judgment we make is that our cash flows are sufficiently indistinguishable given our global operating model, resulting in a single operating and reporting segment.
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
•In respect of claims and lawsuits, as discussed further in Note 17(b)—Contingent liabilities—Claims and lawsuits, the determination of whether an item is a contingent liability or whether an outflow of resources is probable and thus needs to be accounted for as a provision.
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
Business transfers from related parties are accounted for as common control transactions using the predecessor accounting method wherein no assets or liabilities acquired are restated to their fair values and the results of operations include the transferred businesses’ results only from the date of our acquisition of them. No goodwill, except to the extent transferred as part of the transaction, is recognized on such transactions, and any excess purchase price is recorded as an adjustment to owners’ equity.

2.Accounting policy developments
Standards, interpretations and amendments to standards not yet effective and not yet applied
In February 2021, the International Accounting Standards Board issued narrow-scope amendments to IAS 1, Presentation of Financial Statements, IFRS Practice Statement 2, Making Materiality Judgements and IAS 8, Accounting Polices, Changes in Accounting Estimates and Errors. The amendments are effective for annual periods beginning on or after January 1, 2023, although earlier application is permitted. The amendments will require the disclosure of material accounting policy information rather than disclosing significant accounting policies and clarify how to distinguish changes in accounting policies from changes in accounting estimates. Based on our current assessment, we do not expect that our financial disclosure will be materially affected by the application of the amendments.
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
In the management of capital and in its definition, we include owners’ equity (excluding accumulated other comprehensive income), long-term debt (including long-term credit facilities and any hedging assets or liabilities associated with our long-term debt, net of amounts recognized in accumulated other comprehensive income and excluding lease liabilities) and cash and cash equivalents. We manage capital by monitoring the financial covenants in our credit facility (Note 16—Share capital).
We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our business. In order to maintain or adjust our capital structure, we may issue new shares, issue new debt with different terms or characteristics, which may be used to replace existing debt, or pay down our debt balance with cash flows from operations.
On February 3, 2021, we completed our IPO and issued 21.0 million subordinate voting shares at $25.00 per share. Net cash proceeds were used to repay a portion of outstanding borrowings under our credit agreement.
On December 20, 2022, we amended and expanded our total credit facility to $2.0 billion, comprised of an $800 million revolving component, and amortizing $1.2 billion term loan component, now maturing on January 3, 2028 (see Note 15(b)—Long-term debt—Credit facility for additional details).

4.Revenue
We earn revenue pursuant to contracts with our clients, who operate in various industry verticals. The following table presents our earned revenue disaggregation for our five largest industry verticals:

Years Ended December 31 (millions)	2022	2021	2020
Tech and Games	$1,148	$999	$617
Communications and Media	581	537	481
eCommerce and FinTech	285	259	171
Banking, Financial Services and Insurance	166	97	68
Travel and Hospitality	75	62	54
All others	213	240	191
	$2,468	$2,194	$1,582
We serve our clients, who are primarily domiciled in North America, from multiple delivery locations across four geographic regions. In addition, our TIAI Data Solutions business has clients that are largely supported by crowdsourced contractors that are globally dispersed and not limited to the physical locations of our delivery centres. The following table presents our earned revenue disaggregated by geographic region, based on location of our delivery centre or where service was provided, for the following periods:

Years Ended December 31 (millions)	2022	2021	2020
Europe	$880	$921	$636
North America	621	502	346
Asia-Pacific	591	455	337
Central America	376	316	263
	$2,468	$2,194	$1,582
5.Salaries and benefits

Years Ended December 31 (millions)	Note	2022	2021	2020
Wages and salaries		$1,288	$1,133	$879
Benefits		96	82	65
Pensions—defined contribution	18	9	7	3
		$1,393	$1,222	$947

6.Share-based compensation
(a)Restricted share unit plan
Restricted share units
We have various restricted share unit award types, including equity-accounted restricted share units (RSUs) and performance restricted share units (PSUs), and liability-accounted restricted share units (Phantom RSUs) and performance restricted share units (Phantom PSUs). All restricted share units are nominally equal in value to one TELUS International subordinate voting share, and liability-accounted restricted share units are settled in cash. All restricted share units granted for the years ended December 31, 2022 and 2021 were equity-accounted RSUs, whereas all restricted share units granted prior to December 31, 2020 were liability-accounted Phantom RSUs or Phantom PSUs. The following table presents a summary of the activity related to our restricted share units:

	US$ denominated
	Number of units		Weighted average grant-date fair value
	Non-vested	Vested
Outstanding, January 1, 2020	2,101,733	—	$6.70
Granted	357,966	—	11.11
Vested	(982,395)	982,395	6.51
Exercised	—	(982,395)	6.51
Forfeited	(93,662)	—	7.12
Outstanding, December 31, 2020	1,383,642	—	7.94
Granted	1,383,983	—	27.26
Vested	(805,429)	805,429	7.29
Exercised(1)	—	(805,429)	7.29
Forfeited	(111,389)	—	20.16
Outstanding, December 31, 2021	1,850,807	—	21.94
Granted	821,223	59,512	26.41
Vested	(798,373)	798,373	16.63
Exercised(1)	—	(857,885)	17.52
Forfeited	(267,836)	—	19.85
Outstanding, December 31, 2022	1,605,821	—	$27.10
______________________________________________
(1)During the year ended December 31, 2022, 360,044 RSUs and PSUs (2021 - 32,244 RSUs) were exercised and settled with subordinate voting shares issued from treasury, and 497,841 Phantom RSUs and Phantom PSUs (2021 - 773,185 Phantom RSUs and Phantom PSUs) were exercised and cash-settled for $11 million (2021 - $26 million) based on a weighted average share price on the dates of exercises of $22.01 (2021 - $33.24).
During the year ended December 31, 2022, RSUs granted were equity-settled awards and generally vest in four equal annual instalments. PSUs granted vest in three years and are subject to TELUS International revenue and earnings per share performance growth targets. These RSUs and PSUs are eligible for dividend reinvestment units, if declared and paid by TELUS International, as such the fair value was determined to be equal to the market price of a subordinate voting share of TELUS International on the date of grant.
As at December 31, 2022, the outstanding restricted share units were comprised of 1,218,796 RSUs, 387,025 PSUs, and nil Phantom RSUs and PSUs (2021 - 1,083,542 RSUs, 192,064 PSUs, 285,386 Phantom RSUs and 289,815 Phantom PSUs). The share-based compensation liability as at December 31, 2022 for liability-accounted awards was $nil (2021 - $22 million).

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

	2022			2021			2020
	Phantom TELUS Corporation restricted share units			Phantom TELUS Corporation restricted share units			Phantom TELUS Corporation restricted share units
Years Ended December 31 Canadian $ denominated	Non-vested	Vested	Weighted average grant-date fair value	Non-vested	Vested	Weighted average grant-date fair value	Non-vested	Vested	Weighted average grant-date fair value
Outstanding, beginning of year	78,011	—	$24.20	156,749	—	$24.17	253,622	—	$23.78
Granted	—	—	—	24,757	—	27.58	13,217	—	24.97
Vested	(59,549)	59,549	24.13	(85,154)	85,154	23.96	(113,737)	113,737	25.49
Exercised(1)	—	(59,549)	24.13	—	(86,745)	25.22	—	(113,737)	25.49
Dividends	1,568	—	30.85	5,023	1,591	27.43	10,156	—	15.42
Forfeited	(20,030)	—	24.92	(23,364)	—	24.72	(6,509)	—	23.59
Outstanding, end of year	—	—	$—	78,011	—	$24.20	156,749	—	$24.17
_________________________________________________
(1)During the year ended December 31, 2022, Phantom TELUS Corporation RSUs exercised were cash-settled for CAD$2 million (2021 - CAD$2 million), reflecting the share price on the date of exercise of CAD$28.67 (2021 - CAD$27.58).
(b)Share option awards
We have equity-accounted share option awards (Share Options), and liability-accounted share option awards (Phantom Share Options). Share Options grant the right to the employee recipient to purchase and receive a subordinate voting share of TELUS International for a pre-determined exercise price. Phantom Share Options grant the right to the employee recipient to receive cash equal to the intrinsic value of the share option award, determined as the difference between the market price of a subordinate voting share of TELUS International and the exercise price. Share option awards are generally exercisable for a period of ten years from the time of grant. Beginning January 1, 2021, share option awards granted were equity-accounted.
During the year ended December 31, 2022, Share Options granted generally vested annually over a four-year period, in four equal instalments (graded-vesting method), and expire in ten-years. Share Options granted prior to December 31, 2020 generally vested after the requisite service period of three-years was completed (cliff-vesting method), however were not exercisable prior to the completion of an initial public offering, which occurred on February 3, 2021. All Share Options are valued using the Black-Scholes valuation model on the date of grant, and is not revalued subsequently unless a modification has occurred.
Phantom Share Options generally vest over 30 months and are liability-accounted, which requires a periodic mark-to-market adjustment to revalue the liability to reflect the fair value of the awards. Fair value of the awards is determined using the Black-Scholes valuation model, adjusted for the number of awards that have vested to date and the expected variable payout (0%-100%) depending upon our financial performance and non-market quality-of-service performance conditions. No Phantom Share Options were granted during the year ended December 31, 2022.

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
The following table presents a summary of the activity related to our share option awards.

	US $ denominated			Canadian $ denominated
	Number of share option units			Number of share option units
	Non-vested	Vested	Weighted average exercise price	Non-vested	Vested	Weighted average exercise price
Outstanding, January 1, 2020	4,476,658	—	$6.91	—	242,244	$4.75
Vested	(3,822,025)	3,822,025	6.21	—	—	—
Exercised	—	(554,602)	6.21	—	—	—
Outstanding, December 31, 2020	654,633	3,267,423	6.94	—	242,244	4.75
Granted	579,949	—	25.00	—	—	—
Vested	(150,397)	150,397	5.78	—	—	—
Exercised(1)	—	(1,321,238)	5.74	—	(242,244)	4.75
Outstanding, December 31, 2021	1,084,185	2,096,582	10.74	—	—	—
Vested	(293,860)	293,860	8.46	—	—	—
Exercised(1)	—	(293,860)	8.46	—	—	—
Forfeited	(209,610)	—	$6.59	—	—	$—
Outstanding, December 31, 2022(2)	580,715	2,096,582	$11.31	—	—	$—
Exercisable, December 31, 2022	—	2,096,582	$7.45	—	—	$—
_________________________________________________
(1)During the year ended December 31, 2022, 159,354 Share Options (2021 - 715,884 Share Options) were exercised and settled for 65,859 shares (2021 - 382,367 shares) issued from treasury, net of withholding taxes paid, and 134,506 Phantom Share Options (2021 - 847,598 Phantom Share Options) were exercised and cash-settled for $2 million (2021 - $22 million, $5 million of which was accrued and paid in January 2022), reflecting the intrinsic value at the date of settlement and a weighted average share price on the dates of exercises of $23.75 (2021 - $31.23).
(2)For options outstanding at the end of the period, the exercise prices ranged from $4.87 to $8.95 for 2,223,121 options (2021 - $4.87 to $8.95 for 2,600,818 options) with a weighted-average remaining contractual life of 4.2 years (2021 - 5.6 years), and $25.00 for 454,176 options (2021 - $25 for 579,949 options) with a weighted-average remaining expected life of 8.2 years (2021 - 9.2 years).
There were no Share Options granted during the year ended December 31, 2022. The weighted average fair value of Share Options granted during the year ended December 31, 2021, and the weighted average assumptions used in the fair value estimation at the time of grant, calculated by using the Black-Scholes model, are as follows:

Year Ended December 31	2021
Share option award fair value (per share option)	$5.34
Risk free interest rate	0.73%
Expected lives (years)	6.5
Expected volatility	19.30%
Dividend yield	—

7.Interest expense and foreign exchange

Years Ended December 31 (millions)	2022	2021	2020
Interest expense
Interest on long-term debt, excluding lease liabilities	$25	$27	$28
Interest on lease liabilities	14	14	14
Amortization of financing fees and other	2	3	4
	$41	$44	$46
Foreign exchange
Derivatives used to manage currency risks	$—	$—	$(1)
Foreign exchange gain	(7)	(1)	(1)
	$(7)	$(1)	$(2)

8.Income taxes
(a)Expense composition and rate reconciliation

Years Ended December 31 (millions)	2022	2021	2020
Current income tax expense (recovery)
For current reporting year	$96	$82	$58
Adjustments recognized in the current period for income tax of prior periods	1	1	(10)
	97	83	48
Deferred income tax expense (recovery)
Arising from the origination and reversal of temporary differences	(31)	(15)	(3)
Adjustments recognized in the current period for income tax of prior periods	1	(4)	3
	(30)	(19)	—
	$67	$64	$48
Our income tax expense and effective income tax rate differs from that calculated by applying the applicable statutory rates for the following reasons:

Years Ended December 31 (millions except percentages)	2022		2021		2020
Income taxes computed at applicable statutory rates	$57	22.7%	$32	22.6%	$37	24.2%
Non-deductible items	9		16		10
Withholding and other taxes	23		18		8
Losses not recognized	7		6		3
Foreign tax differential	(30)		(3)		(2)
Adjustments recognized in the current period for income tax of prior periods	2		(3)		(7)
Other	(1)		(2)		(1)
Income tax expense	$67	26.8%	$64	45.1%	$48	31.6%

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
Temporary differences comprising the net deferred income tax asset and the amounts of deferred income taxes recognized in the consolidated statement of income and other comprehensive income and the consolidated statement of changes in owners’ equity are estimated as follows:

(millions)	Property, plant and equipment and intangible assets subject to amortization	Net pension and share- based compensation amounts	Debt and equity issue costs	Provisions and other	Non-capital loss carried forward	Leases	Net deferred income tax asset (liability)
As at January 1, 2021	$(356)	$6	$(1)	$15	17	2	$(317)
Acquired during the year and other	(3)	—	—	—	—	—	(3)
Deferred income tax (expense) recovery recognized in:
Net income	32	(3)	—	(9)	(2)	1	19
Other comprehensive income	—	—	—	(1)	—	—	(1)
Foreign currency translation	$11	$—	$—	$—	$—	$—	11
Share capital	$—	$—	$9	$—	$—	$—	9
Other	$—	$1	$—	$(1)	$—	$—	—
As at December 31, 2021	$(316)	$4	$8	$4	$15	$3	$(282)
Deferred income tax (expense) recovery recognized in:
Net income	32	(3)	(2)	9	(5)	(1)	30
Other comprehensive income	8	—	—	(1)	—	—	7
Foreign currency translation	—	—	—	(5)	—	—	(5)
As at December 31, 2022	$(276)	$1	$6	$7	$10	$2	$(250)
Presented on the consolidated statement of financial position as:
Deferred income tax asset							$23
Deferred income tax liability							(305)
As at December 31, 2021							$(282)
Deferred income tax asset							$14
Deferred income tax liability							(264)
As at December 31, 2022							$(250)
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
(c)Other
As at December 31, 2022, the Company had cumulative tax losses of $53 million for which no deferred tax asset were recognized (2021 - $30 million). Of this amount, $8 million can be carried forward indefinitely, $37 million has a 20-year carryforward period and $8 million has a 5-year carryforward period. During the year ended December 31, 2022, we recognized the benefit of $2 million (2021 - $4 million) of non-capital losses. As at December 31, 2022, the Company had a deferred tax asset of $4 million which is dependent on future earnings of the Company as management considers it probable that taxable profits would be available against which such losses can be used.

9.Other comprehensive income

	Items that may subsequently be reclassified to income		Item never reclassified to income
(millions)	Change in unrealized fair value of derivatives	Cumulative foreign currency translation adjustment	Employee defined benefit plan re- measurements	Accumulated other comprehensive income
Accumulated balance as at January 1, 2020	$(1)	$19	$(3)	$15
Other comprehensive income (loss)
Amount arising	(51)	124	—	73
Income taxes	1	—	—	1
Net	(50)	124	—	74
Accumulated balance as at December 31, 2020	$(51)	$143	$(3)	$89
Other comprehensive income (loss)
Amount arising	41	(95)	—	(54)
Income taxes	(1)	—	—	(1)
Net	40	(95)	—	(55)
Accumulated balance as at December 31, 2021	$(11)	$48	$(3)	$34
Other comprehensive income (loss)
Amount arising	48	(89)	3	(38)
Income taxes	(5)	—	—	(5)
Net	$43	$(89)	$3	$(43)
Accumulated balance as at December 31, 2022	$32	$(41)	$—	$(9)
10.Earnings per share
(a)Basic earnings per share
Basic earnings per share is calculated by dividing net income by the total weighted average number of equity shares outstanding during the year.

Years Ended December 31 (millions except earnings per share)	2022	2021	2020
Net income	$183	$78	$103
Weighted average number of equity shares outstanding	266	264	224
Basic earnings per share	$0.69	$0.30	$0.46
(b)Diluted earnings per share
Diluted earnings per share is calculated to give effect to the potential dilutive effect that could occur if additional equity shares were assumed to be issued under securities or instruments that may entitle their holders to obtain equity shares in the future, such as share option awards and restricted share units. The number of additional shares for inclusion in the diluted earnings per share calculation was determined using the treasury stock method.

Years Ended December 31 (millions except earnings per share)	2022	2021	2020
Net income	$183	$78	$103
Weighted average number of equity shares outstanding	266	264	224
Dilutive effect of share-based compensation	4	3	2
Weighted average number of diluted equity shares outstanding	270	267	226
Diluted earnings per share	$0.68	$0.29	$0.46
For the years ended December 31, 2022, 2021 and 2020, there were no anti-dilutive awards that were excluded from the calculation of diluted earnings per share.
11.Accounts receivable
(a)Accounts receivable

As at (millions)	2022	2021
Accounts receivable – billed	$223	$213
Accounts receivable – unbilled	201	175
Other receivables	5	28
	429	416
Allowance for doubtful accounts	(1)	(2)
Total	$428	$414
The following table presents an analysis of the age of customer accounts receivable. Any late payment charges are levied at a negotiated rate on outstanding non-current customer account balances.

As at (millions)	2022	2021
Customer accounts receivable – billed, net of allowance for doubtful accounts
Less than 30 days past billing date	$154	$162
30-60 days past billing date	44	39
61-90 days past billing date	12	3
More than 90 days past billing date	12	7
	222	211
Accounts receivable – unbilled	201	175
Other receivables	5	28
Total	$428	$414
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
The following table presents a summary of the activity related to our allowance for doubtful accounts:

Years Ended December 31 (millions)	2022	2021
Balance, beginning of year	$2	$5
Recovery	—	(3)
Write-off	(1)	—
Balance, end of year	$1	$2

12.Financial instruments and management of financial risks
(a)Risks—overview
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
_________________________________________________
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
(b)Credit risk
Excluding credit risk, if any, arising from interest rate swaps and currency swaps settled on a gross basis, the best representation of our maximum exposure (excluding income tax effects) to credit risk, which is a worst-case scenario and does not reflect results we expect, is as set out in the following table:

As at December 31 (millions)	2022	2021
Cash and cash equivalents	$125	$115
Accounts receivable	428	414
Due from affiliated companies	81	53
Derivative assets	32	3
	$666	$585
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

Accounts receivable
Credit risk associated with accounts receivable is managed through a program of credit evaluations of customers and limiting the amount of credit extended when deemed necessary. See Note 11—Accounts receivable for additional details of our accounts receivable balances.
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
(c)Liquidity risk
We manage liquidity risk by:
•maintaining a syndicated bank credit facility (Note 15(b)—Long-term debt—Credit facility);
•continuously monitoring forecast and actual cash flows; and
•managing maturity profiles of financial assets and financial liabilities.
Our debt maturities in future years are as disclosed in Note 15(d)—Long-term debt—Long-term debt maturities.
We closely match the contractual maturities of our derivative financial liabilities with those of the risk exposures they are being used to manage.
The expected maturities of our undiscounted financial liabilities do not differ significantly from the contractual maturities, other than as noted below. The contractual maturities of our undiscounted financial liabilities as at December 31, 2022, including interest thereon (where applicable), are as set out in the following tables:

	Non-derivative				Derivative
			Composite long-term debt		Currency swap agreement amounts to be exchanged
Year (millions)	Non- interest bearing financial liabilities	Due to affiliated companies (Note 22(a))	Long-term debt, excluding leases(1) (Note 15)	Leases	(Receive)	Pay	Total
2023	$321	$111	$73	$68	$(145)	$126	$554
2024	40	—	78	58	(39)	23	160
2025	7	—	76	47	(321)	314	123
2026	7	—	74	40	—	—	121
2027	6	—	72	24	—	—	102
Thereafter	18	—	599	47	—	—	664
Total	$399	$111	$972	$284	$(505)	$463	$1,724
_________________________________________________
(1)Future cash outflows in respect of associated interest and carrying costs for amounts drawn under our credit facilities (if any) have been calculated based upon the rates in effect at December 31, 2022.

(d)Currency risk
Our primary operating currency is the United States dollar. The European euro, Philippine peso and the Canadian dollar are the foreign currencies to which we currently have the largest exposure.
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
(f)Market risk
Net income and other comprehensive income for the years ended December 31, 2022, 2021 and 2020, could have varied if the United States dollar: Canadian dollar exchange rate, United States dollar: Philippine peso exchange rate, United States dollar: European euro exchange rate, market interest rates, and the TELUS Corporation and TELUS International (Cda) Inc. common share prices varied by reasonably possible amounts from their actual statement of financial position date amounts.
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

	Net income			Other comprehensive income			Comprehensive income
Years Ended December 31 (increase (decrease) in millions)	2022	2021	2020	2022	2021	2020	2022	2021	2020
Reasonably possible changes in market risks(1)
10% change in US$: CAD$ exchange rate
US$ appreciates	$8	$14	$9	$—	$—	$—	$8	$14	$9
US$ depreciates	$(8)	$(14)	$(9)	$—	$—	$—	$(8)	$(14)	$(9)
10% change in US$: Euro exchange rate
US$ appreciates	$14	$11	$4	$(44)	$(36)	$(38)	$(30)	$(25)	$(34)
US$ depreciates	$(14)	$(11)	$(4)	$44	$36	$38	$30	$25	$34
10% change in US$: Peso exchange rate
US$ appreciates	$(2)	$(1)	$(1)	$—	$—	$—	$(2)	$(1)	$(1)
US$ depreciates	$2	$1	$1	$—	$—	$—	$2	$1	$1
25 basis point change in market interest rate
Rate increases	$(1)	$(2)	$(4)	$—	$—	$1	$(1)	$(2)	$(3)
Rate decreases	$1	$2	$4	$—	$—	$(1)	$1	$2	$3
25%(2) change in subordinate voting share price(3)
Price increases	$—	$(5)	$(4)	$—	$—	$—	$—	$(5)	$(4)
Price decreases	$—	$5	$4	$—	$—	$—	$—	$5	$4
_________________________________________________
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
(g)    Fair values
General
The carrying values of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the immediate or short-term maturity of these financial instruments.
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

		2022				2021
As at December 31 (millions)	Designation	Maximum maturity date	Notional amount	Fair value and carrying value	Price or rate	Maximum maturity date	Notional amount	Fair value and carrying value	Price or rate
Current assets(1)
Derivatives used to manage
Currency risks arising from Indian rupee denominated purchases	HFT(2)	—	$—	$—	—	2022	$10	$—	USD:1.00 INR:76.21
Currency risks arising from Philippine peso denominated purchases	HFT(2)	2023	$53	$—	USD:1.00 PHP:56.90	—	$—	$—	—
Currency risks arising from Euro business acquisition	HFH(3)	2023	$21	$19	USD:1.00EUR:0.86	2022	$21	$3	USD:1.00EUR:0.86
Non-current assets(1)
Derivatives used to manage
Currency risks arising from Euro business acquisition	HFH(3)	2025	$341	$13	USD:1.00EUR:0.86	—	$—	$—	—
Current liabilities(1)
Derivatives used to manage
Currency risks arising from Philippine peso denominated purchases	HFH(3)	2023	$50	$1	USD:1.00PHP:53.55	2022	$92	$3	USD:1.00 PHP:50.10
Currency risks arising from Indian rupee denominated purchases	HFT(2)	—	$—	$—	—	2022	$2	$—	USD:1.00 INR:74.99
Interest rate risk associated with non-fixed rate credit facility amounts drawn	HFH(3)	—	$—	$—	—	2022	$95	$2	2.64%
Non-current liabilities(1)
Derivatives used to manage
Currency risks arising from Euro business acquisition	HFH(3)	—	$—	$—	—	2025	$362	$17	USD:1.00EUR:0.86
______________________________________
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

	Amount of gain (loss) recognized in other comprehensive income (effective portion)			Gain (loss) reclassified from other comprehensive income to income (effective portion)
	Amount				Amount
Years Ended December 31 (millions)	2022	2021	2020	Location	2022	2021	2020
Derivatives used to manage interest rate risk
Associated with non-fixed rate credit facility amounts drawn	$1	$—	$(1)	Interest expense	$(1)	$(3)	$2
	$1	$—	$(1)		$(1)	$(3)	$2
Derivatives used to manage currency risks
Arising from net investment in foreign operation	$37	$38	$(49)	Foreign exchange	$(9)	$—	$—
	$38	$38	$(50)		$(10)	$(3)	$2
The following table sets out the gains and losses (excluding income tax effects) arising from derivative instruments that are classified as held for trading and that are not designated as being in a hedging relationship, and their location within the consolidated statements of income and other comprehensive income.

			Gain (Loss) recognized in income on derivatives
Years Ended December 31 (millions)	Location	Note	2022	2021	2020
Derivatives used to manage currency risks	Foreign exchange	7	$—	$—	$1

13.Property, plant and equipment

		Owned Assets					Right-of- use lease assets
(millions)		Computer hardware and network assets	Buildings and leasehold improvements	Furniture and equipment	Assets under construction	Total	Buildings	Total
At cost
As at January 1, 2021		$46	$95	$207	$15	$363	$264	$627
Additions		4	23	43	23	93	62	155
Dispositions, retirements and other		(6)	(3)	(25)	4	(30)	(6)	(36)
Transfers		3	4	7	(14)	—	—	—
Foreign exchange		1	—	(1)	(2)	(2)	(3)	(5)
As at December 31, 2021		$48	$119	$231	$26	$424	$317	$741
Additions		1	8	22	61	$92	87	179
Additions from acquisition	20(a)	—	2	1	—	$3	2	5
Dispositions, retirements and other		(1)	(8)	(15)	—	(24)	(11)	(35)
Transfers		3	22	27	(52)	—	—	—
Foreign exchange		(2)	(5)	(9)	(2)	(18)	(10)	(28)
As at December 31, 2022		$49	$138	$257	$33	$477	$385	$862
Accumulated depreciation
As at January 1, 2021		$23	$32	$126	$—	181	$84	265
Depreciation		8	15	38	—	61	54	115
Dispositions, retirements and other		(5)	(3)	(25)	—	(33)	(6)	(39)
Foreign exchange		—	1	(1)	—	—	(5)	(5)
As at December 31, 2021		$26	$45	$138	$—	$209	$127	$336
Depreciation		7	17	43	—	67	57	124
Dispositions, retirements and other		(1)	(8)	(15)	—	(24)	(11)	(35)
Foreign exchange		(1)	(1)	(6)	—	(8)	(4)	(12)
As at December 31, 2022		$31	$53	$160	$—	$244	$169	$413
Net Book Value
As at December 31, 2021		$22	$74	$93	$26	$215	$190	$405
As at December 31, 2022		$18	$85	$97	$33	$233	$216	$449

14.Intangible assets and goodwill
(a)Intangible assets and goodwill

		Intangible assets subject to amortization
(millions)	Note	Customer relationships	Crowdsource assets	Software	Brand and other	Total intangible assets	Goodwill	Total intangible assets and goodwill
At cost
As at January 1, 2021		$1,252	$120	$57	$39	$1,468	$1,428	$2,896
Additions		—	—	8	—	8	—	8
Additions from acquisition(1)		4	—	6	—	10	5	15
Dispositions		(29)	—	(10)	—	(39)	—	(39)
Foreign exchange		(45)	—	(4)	(2)	(51)	(53)	(104)
As at December 31, 2021		$1,182	$120	$57	$37	$1,396	$1,380	$2,776
Additions		—	—	12	—	12	—	12
Additions from acquisition	20(a)	—	—	—	—	—	9	9
Dispositions		—	—	(11)	—	(11)	—	(11)
Foreign exchange		(31)	—	(1)	(2)	(34)	(39)	(73)
As at December 31, 2022		$1,151	$120	$57	$35	$1,363	$1,350	$2,713
Accumulated amortization
As at January 1, 2021		$103	$—	$32	$10	$145	$—	$145
Amortization		106	15	11	10	142	—	142
Dispositions		(29)	—	(10)	—	(39)	—	(39)
Foreign exchange		(7)	—	(2)	(1)	(10)	—	(10)
As at December 31, 2021		$173	$15	$31	$19	$238	$—	$238
Amortization		96	15	13	10	134	—	134
Dispositions		—	—	(11)	—	(11)	—	(11)
Foreign exchange		(5)	—	—	(1)	(6)	—	(6)
As at December 31, 2022		$264	$30	$33	$28	$355	$—	$355
Net book value
As at December 31, 2021		$1,009	$105	$26	$18	$1,158	$1,380	$2,538
As at December 31, 2022		$887	$90	$24	$7	$1,008	$1,350	$2,358
_________________________________________________
(1)Intangible assets and goodwill acquired were in connection with our acquisition of Playment on July 2, 2021.
(b)Impairment testing of goodwill
Goodwill is tested for impairment annually or more frequently if events or circumstances indicate that the asset may be impaired. We perform our goodwill impairment test annually as at October 1, in accordance with our policy in Note 1(g)—Summary of significant accounting policies—Depreciation, amortization and impairment. Goodwill impairment is tested at the lowest cash-generating unit (CGU) that goodwill is monitored. On this basis, we have determined that each geographic area in which we operate is insufficiently distinct and is not considered to be an individual cash generating unit, and our combined operations are considered to represent a single CGU.
In assessing goodwill for impairment, we compare the carrying value of our CGU to its recoverable amount, determined using a value-in-use method. There is a material degree of uncertainty with respect to the estimate of the recoverable amount, given the necessity of making key economic assumptions about the future. As such, we validate our recoverable amount calculations using market-comparable measures and perform an analytical review of industry facts and facts that are specific to us. For the years ended December 31, 2022, 2021 and 2020, no goodwill impairment was recorded.

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
The key assumptions for cash flow projections were based upon our approved financial forecasts, which span a period of five years and are discounted at a post-tax notional rate of 9.5% (2021 - 9.0%; 2020 - 9.7%). For impairment testing valuations, cash flows subsequent to the five-year projection period are extrapolated using a perpetual growth rate of 3.0% (2021 - 3.0%; 2020 - 3.5%); these growth rates do not exceed the long-term average growth rates observed in the markets in which we operate.
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
(c)    Business acquisition subsequent to reporting period - WillowTree
On October 27, 2022, we announced a definitive agreement to acquire WillowTree, a full-service digital product provider focused on end user experiences, such as native mobile applications and unified web interfaces. On January 3, 2023, subsequent to the satisfaction of the closing conditions, we completed our acquisition of WillowTree. Under the agreement, TELUS International acquired WillowTree for total purchase consideration of approximately $1.1 billion, net of assumed debt, and comprised of cash, $125 million of our subordinate voting shares, and provisions for written put options for the portion retained by certain eligible management team members that will be settled subject to certain performance-based criteria.
WillowTree management team members retained approximately 15% of total WillowTree equity, and we granted written put options to such management team members which will become exercisable in tranches over a three-year period starting in 2026. These written put options may be settled in cash or, at our discretion, in a combination of cash and up to 70% in subordinate voting shares, and this will be recorded as a provision, measured at fair value, in our condensed interim consolidated financial statements in the first quarter of 2023. Concurrent with this acquisition, WillowTree management team members provided us with purchase call options, which substantially mirror the written put options.
The acquisition brings key talent and diversity to our segment’s portfolio of next generation solutions, and further augments its digital consulting and client-centric software development capabilities. The primary factor that gives rise to the recognition of goodwill on this acquisition was the earnings capacity of the acquired business in excess of the net tangible and intangible assets acquired (such excess arising from the low level of tangible assets relative to the earnings capacity of the business). A portion of the amounts assigned to goodwill may be deductible for income tax purposes.
Given the proximity of the acquisition to the reporting date, the Company is still in the process of finalizing the determination of the fair values of the acquired assets and liabilities, and the provisions for written put options. Specifically, we are in the process of obtaining additional information in order to assess the fair values of intangible assets and deferred income taxes and the resulting impact to goodwill as at the date of the acquisition.
In connection with the WillowTree acquisition, on December 20, 2022, we amended and expanded our existing credit facility to an aggregate $2 billion credit facility, consisting of an $800 million revolving credit facility and $1.2 billion in term loans payable in five years (see Note 15(b)—Long-term debt—Credit facility) for additional details).

15.Long-term debt
(a)Details of long-term debt

As at December 31 (millions)	Note	2022	2021
Credit facility	(b)	$742	$941
Deferred debt transaction costs		(14)	(8)
		728	933
Lease liabilities	(c)	236	215
Long-term debt		$964	$1,148
Current		$83	$328
Non-current		881	820
Long-term debt		$964	$1,148
(b)Credit facility

	2022			2021
As at December 31 (millions)	Revolving component	Term loan component(1)	Total	Revolving component	Term loan component(1)	Total
Available(2)	$658	$600	$1,258	$716	N/A	$716
Outstanding
Due to TELUS Corporation	$10	43	53	16	71	87
Due to Other	132	557	689	118	736	854
	$142	$600	$742	$134	$807	$941
Total	$800	$1,200	$2,000	$850	$807	$1,657
_________________________________________________
(1)In the fourth quarter of 2022, our interest rate swap derivative that converted our interest rate from floating rate to fixed rate 2.64% (2021 - 2.64%) plus applicable margins matured.
(2)Of the amounts available at December 31, 2022, $525 million of the revolving components and $600 million of the term loan components had a condition precedent of consummating the WillowTree acquisition, which occurred on January 3, 2023 (see Note 14(c)—Intangible assets and goodwill—Business acquisition subsequent to reporting period - WillowTree).
On December 20, 2022, we amended and expanded our total credit facility to $2 billion, comprised of an $800 million revolving component and an amortizing $1,200 million term loan component, maturing on January 3, 2028. Subsequent to year end, on January 3, 2023, the $600 million available balance under the term loan component was drawn, and the revolving component of our credit facility was increased to $505 million to fund our acquisition of WillowTree (see Note 14(c)—Intangible assets and goodwill—Business acquisition subsequent to reporting period - WillowTree). The credit facility is secured by our assets with a syndicate of financial institutions, which included TELUS Corporation as a lender under the credit facility.
As at December 31, 2022, the revolving and term loan components had an effective interest rate of 6.67%
(December 31, 2021 - 1.87%), which were based on the additional borrowings drawn by the Company on January 3, 2023.
The amended credit facility bears interest at prime rate, U.S. dollar base rate, a bankers’ acceptance rate or Term Secured Overnight Financing Rate (SOFR) (all such terms as used or defined in the amended credit facility), plus applicable margins. The amended credit facility contains customary representations, warranties and covenants, including two financial quarter-end ratio tests. Net Debt to EBITDA ratio must not exceed 4.25:1.00 for each quarter in fiscal 2023, 3.75:1.00 for each quarter in fiscal 2024 and 3.25:1.00 subsequently. The EBITDA to Debt Service (interest and scheduled principal repayment) ratio must not be less than 1.50:1.00, all as defined in the credit facility. If an acquisition with an aggregate cash consideration in excess of $250 million occurs in any twelve-month period, the maximum permitted Net Debt to EBITDA ratio per credit agreement may be increased by 0.50:1.00 and shall return to the then applicable Net Debt to EBITDA ratio after eight fiscal quarters.

The term loan component of our credit facility is subject to an amortization schedule requiring that 1.25% of the original principal advanced be repaid each quarter of the term of the agreement, with the balance due at maturity of
January 3, 2028. As at December 31, 2022, we had $1,258 million available under our credit facility, comprised of $658 million under the revolving component (December 31, 2021 - $716 million) and $600 million available under the term loan component.
As at December 31, 2022 and 2021, we were in compliance with all financial covenants, financial ratios and all of the terms and conditions of our long-term debt agreements.
(c)Lease liabilities
Leases are subject to amortization schedules, which results in the principal being repaid over various periods, including reasonably expected renewals. The weighted average interest rate on lease liabilities was approximately 5.81% as at December 31, 2022.
(d)Long-term debt maturities
Anticipated requirements to meet long-term debt repayments, calculated upon such long-term debts owing as at
December 31, 2022, are as follows:

Composite long-term debt denominated in	U.S dollars			European euros	Other currencies
Years ending December 31 (millions)	Long-term debt, excluding leases	Leases	Total	Leases	Leases	Total
2023	$23	$19	$42	$13	$28	$83
2024	30	11	41	12	21	74
2025	30	12	42	12	14	68
2026	30	13	43	8	12	63
2027	30	10	40	6	5	51
Thereafter	599	8	607	29	3	639
Future cash outflows in respect of composite long-term debt principal repayments	742	73	815	80	83	978
Future cash outflows in respect of associated interest and like carrying costs(1)	230	23	253	12	13	278
Undiscounted contractual maturities	$972	$96	$1,068	$92	$96	$1,256
_________________________________________________
(1)Future cash outflows in respect of associated interest and carrying costs for amounts drawn under our credit facilities (if any) have been calculated based upon the rates in effect at December 31, 2022.
16.Share capital
In connection with our IPO on February 3, 2021, TELUS Corporation, our controlling shareholder, exchanged its outstanding Class A, Class C and Class D shares for Class B shares. Each other holder of Class C and Class D shares exchanged their shares for Class E shares. Our Class B shares, which were then only held by TELUS Corporation and Baring Private Equity Asia, a non-controlling shareholder, were redesignated as multiple voting shares and our Class E shares were redesignated as subordinate voting shares. In 2022, BPEA EQT (BPEA) was formed as a result of the combination of Baring Private Equity Asia and EQT Asia. The rights of the holders of our multiple voting shares and subordinate voting shares are substantially identical, except subordinate voting shares have one vote per share and multiple voting shares have 10 votes per share. Concurrent with the redesignations, we eliminated all of our previously outstanding series of Class A, Class C and Class D shares and our authorized Class A and Class B preferred shares. Subsequent to the IPO, our equity shares were comprised only of subordinate voting shares and multiple voting shares.

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
In connection with our IPO, we issued 21.0 million subordinate voting shares at $25.00 per share, for gross proceeds of $525 million and net proceeds of $500 million (net of share issuance costs of $34 million, which included underwriting fees and offering expenses, offset by deferred taxes of $9 million).
TELUS Corporation and BPEA also sold 21.6 million subordinated voting shares in the IPO at the same price, which were issued following the conversion by them of an aggregate 21.6 million multiple voting shares.
In the third quarter of 2021, we completed a secondary offering of 16.6 million subordinate voting shares at $34.00 per share on behalf of certain non-controlling shareholders of TELUS International, including BPEA. In connection with this secondary offering, 13.6 million multiple voting shares of BPEA were converted to subordinate voting shares and sold. Neither TELUS International nor TELUS Corporation sold any subordinate voting shares in this secondary offering and did not receive any proceeds from the sale of the subordinate voting shares by the selling shareholders.
Our authorized and issued share capital as at December 31, 2022 was as follows:

	Authorized			Issued
As at December 31 (millions)	2022	2021	2020	2022	2021	2020
Preferred Shares	unlimited	unlimited	unlimited	—	—	—
Equity Shares
Class A	n/a	unlimited	unlimited	n/a	n/a	149
Class B, redesignated as Multiple Voting Shares	unlimited	unlimited	unlimited	200	200	82
Class C	n/a	unlimited	unlimited	n/a	n/a	4
Class D	n/a	unlimited	unlimited	n/a	n/a	3
Class E, redesignated as Subordinate Voting Shares	unlimited	unlimited	unlimited	67	66	7
Subsequent to December 31, 2022, we issued 6.5 million of subordinate voting shares in connection with our acquisition of WillowTree (see Note 14(c)—Intangible assets and goodwill—Business acquisition subsequent to reporting period - WillowTree).
As at December 31, 2022, there were 17.8 million authorized but unissued subordinate voting shares reserved for issuance under our share-based compensation plans, and 5.1 million authorized but unissued subordinate voting shares reserved for issuance under our employee share purchase plan.
17.Contingent liabilities
(a)Indemnification obligations
In the normal course of operations, we provide indemnification in conjunction with certain transactions. The terms of these indemnification obligations range in duration. These indemnifications would require us to compensate the indemnified parties for costs incurred as a result of failure to comply with contractual obligations or litigation claims or statutory sanctions or damages that may be suffered by an indemnified party. In some cases, there is no maximum limit on these indemnification obligations. The overall maximum amount of an indemnification obligation will depend on future events and conditions and therefore cannot be reasonably estimated. Where appropriate, an indemnification obligation is recorded as a liability. Other than obligations recorded as liabilities at the time of such transactions, historically we have not made significant payments under these indemnifications. As at December 31, 2022 and 2021, we had no liability recorded in respect of indemnification obligations.

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
18.Employee future benefits
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
We offer defined contribution pension plans in certain regions, which are contributory and generally voluntary, and these are the pension plans that we sponsor and are available to our employees. Generally, employees can make contributions up to a maximum amount, and we matched up to 100% of the contributions based on plan limits. See Note 5—Salaries and benefits for defined contribution pension expense included in Salaries & benefits in the consolidated statements of income and comprehensive income.
Defined benefit pension plans
We have a small number of Canadian employees who participate in a TELUS Corporation defined benefit plan, and the associated cost related to TELUS International employees is charged to us by TELUS Corporation. For the years ended December 31, 2022, 2021 and 2020, we recognized defined benefit pension expense of $2 million, $1 million and $nil included in Salaries & benefits in the consolidated statements of income and comprehensive income.
In addition, we have non-contributory supplementary retirement benefit plans, which have the effect of maintaining the earned pension benefit once the allowable maximums in the registered plans are attained. As is common with non-registered plans of this nature, these plans are typically funded only as benefits are paid. For the years ended December 31, 2022, 2021 and 2020, we recognized defined benefit pension expense included in Salaries & benefits of $nil, $1 million and $1 million, respectively. As at December 31, 2022, 2021 and 2020, our recognized pension obligation was $9 million, $11 million and $15 million, respectively, included in Other long-term liabilities in the consolidated statement of financial position.
19.Leases
Our leases are comprised primarily of real estate leases for office purposes. Estimates of the expected lease terms include our expectations or intentions to exercise option renewal periods, which affect the measurement of right-of-use lease assets and their associated lease liabilities. We do not currently have any low-value or short-term leases.
Maturity analyses of lease liabilities are set out in Note 12(c)—Financial instruments and management of financial risks—Liquidity risk and Note 15(d)—Long-term debt—Long-term debt maturities; interest expense on our lease liabilities is set out in Note 7—Interest expense and foreign exchange. The additions to, the depreciation charges for, and the carrying amount of, right-of-use lease assets are set out in Note 13—Property, plant and equipment. The payments are set out in Note 21(d)—Additional financial information—Changes in liabilities arising from financing activities.

20.Related party transactions
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

	2022			2021			2020
As at, or Year Ended December 31 (millions)	TELUS Corporation (parent)	Subsidiaries of TELUS Corporation	Total	TELUS Corporation (parent)	Subsidiaries of TELUS Corporation	Total	TELUS Corporation (parent)	Subsidiaries of TELUS Corporation	Total
Transactions with TELUS Corporation and subsidiaries
Revenues from services provided to	$—	$428	$428	$—	$353	$353	$—	$310	$310
Goods and services purchased from	—	(33)	(33)	—	(30)	(30)	—	(29)	(29)
	—	395	395	—	323	323	—	281	281
Receipts from related parties	—	(417)	(417)	—	(339)	(339)	—	(284)	(284)
Payments to related parties	1	32	33	20	—	20	38	—	38
Payments (made) collected by related parties on our behalf and other adjustments(1)	(50)	25	(25)	(91)	53	(38)	(14)	(5)	(19)
Foreign exchange	2	—	2	—	(2)	(2)	—	(2)	(2)
Change in balance	(47)	35	(12)	(71)	35	(36)	24	(10)	14
Accounts with TELUS Corporation and subsidiaries
Balance, beginning of year	(44)	26	(18)	27	(9)	18	3	1	4
Balance, end of year	$(91)	$61	$(30)	$(44)	$26	$(18)	$27	$(9)	$18
Accounts with TELUS Corporation and subsidiaries
Due from	$8	$73	$81	$—	$53	$53	$27	$22	$49
Due to	(99)	(12)	(111)	(44)	(27)	(71)	—	(31)	(31)
	$(91)	$61	$(30)	$(44)	$26	$(18)	$27	$(9)	$18
______________________________________________
(1)Certain key management personnel at TELUS International participate in the Pension Plan for Management and Professional Employees of TELUS Corporation, a defined benefit pension plan. During the year ended December 31, 2022, TELUS Corporation incurred $2 million (December 31, 2021 - $nil) for these individuals, which are excluded from the table above.
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
Other transactions
On January 29, 2020, in connection with the acquisition of CCC, we issued 14.7 million Class A common shares and 0.2 million Class C common shares to TELUS Corporation for $126 million. The proceeds from these share issuances were used to finance the acquisition.
On April 1, 2020, we issued 3.5 million Class C common shares for proceeds of $49 million to TELUS Corporation as consideration for the acquisition of MITS from TELUS Corporation, a common control transaction. We also issued 5.4 million Class A common shares to TELUS Corporation for proceeds of $75 million to finance the buy-out of the non-controlling interest in Xavient Digital in April 2020.
On December 29, 2020, in connection with the acquisition of Lionbridge AI, we issued 7.6 million Class A common shares to TELUS Corporation for $150 million. The proceeds from these share issuances were used to finance the acquisition.
Immediately prior to the Company’s IPO on February 3, 2021, all Class A, Class C, and Class D common shares held by TELUS Corporation were exchanged for Class B common shares, and these Class B common shares were then redesignated as multiple voting shares. Subsequent to such redesignations, we effected a 4.5-for-1 split of each of our outstanding multiple voting shares. On a post-split basis, TELUS Corporation held 153.0 million multiple voting shares of TELUS International. On February 3, 2021, and in connection with the Company’s IPO, TELUS Corporation converted 6.5 million of our multiple voting shares to subordinate voting shares that were sold to new investors in the initial public offering.
In the fourth quarter of 2022, we acquired certain call centre operations of TELUS Corporation for cash consideration of $1 million (net of cash assumed), in exchange for $2 million of net identifiable assets and $9 million of goodwill. This acquisition was accounted for as a common control business acquisition using the predecessor accounting method. The amount of net assets and goodwill acquired in excess of the fair value of consideration paid was recorded to contributed surplus in the consolidated statements of changes in owners’ equity.
(b)Transactions with BPEA EQT
General
BPEA exercises significant influence on TELUS International.
Recurring transactions
As at, and during the years ended December 31, 2022 and 2021, there were no balances due to or due from, or recurring transactions with, BPEA.
Other transactions
On January 29, 2020, in connection with the acquisition of CCC, we issued 8.0 million Class B common shares to BPEA, for $68 million. The proceeds from these share issuances were used to finance the acquisition.
On September 29, 2020, BPEA elected to exercise its option to purchase 4.8 million Class B common shares for aggregate consideration of $67 million.
On December 29, 2020, in connection with the acquisition of Lionbridge AI, we issued 4.1 million Class B common shares to BPEA for $80 million. The proceeds from these share issuances were used to finance the acquisition.
Immediately prior to the Company’s IPO on February 3, 2021, all Class B common shares held by BPEA were redesignated as multiple voting shares. Subsequent to such redesignations, we effected a 4.5-for-1 split of each of our outstanding multiple voting shares. On a post-split basis, BPEA held 82.1 million multiple voting shares of TELUS International. In connection with the Company’s IPO, BPEA converted 15.1 million of our multiple voting shares to subordinate voting shares that were sold to new investors in the initial public offering. On September 28, 2021, BPEA converted 13.6 million of our multiple voting shares to subordinate voting shares that were sold to new investors in a secondary public offering.
(c)Transactions with key management personnel
Our key management personnel have the authority and responsibility for overseeing, planning, directing and controlling our activities and consist of our Board of Directors and members our executive leadership team. Total compensation expense and its composition for the key management personnel is as follows:

Years Ended December 31 (millions)	2022	2021	2020
Short-term benefits	$7	$5	$4
Post-employment pension(1) and other benefits	$1	$1	$1
Share-based compensation(2)	$11	$43	$5
_________________________________________________
(1)Certain members of our executive leadership team participate in our Pension Plan for Management and Professional Employees of TELUS Corporation and certain other non-registered, non-contributory supplementary defined benefit pension plans.
(2)In 2022, we awarded 301,190 RSUs and 229,627 PSUs to our key management personnel, with a grant-date fair value of $8 million and $6 million, respectively.
In 2021, we awarded 863,755 RSUs, 192,064 PSUs, 579,949 Share Options, and 24,757 Phantom TELUS Corporation RSUs to our key management personnel, with a grant-date fair value of $22 million, $6 million, $3 million and $1 million, respectively.
In 2020, there were no share-based compensation awards issued to our key management personnel.
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
21.Additional financial information
(a)Statements of income and other comprehensive income
For the years ended December 31, 2022 and 2021, three clients each accounted for more than 10% of our revenues, and for the year ended December 31, 2020, two clients each accounted for more than 10% of our revenues. TELUS Corporation, our controlling shareholder and largest client for the year ended December 31, 2022, accounted for approximately 17.3%, 16.1% and 19.6% of our revenue for the years ended December 31, 2022, 2021 and 2020, respectively. Our second largest client for the year ended December 31, 2022, a leading social media company, accounted for 15.0%, 17.7% and 15.6% of our revenue for the years ended December 31, 2022, 2021 and 2020, respectively. Our third largest client, Google, accounted for approximately 11.9%, 11.0% and 7.5% of our revenue for the years ended December 31, 2022, 2021 and 2020, respectively.

(b)Statements of financial position

As at December 31 (millions)	Note	2022	2021
Other long-term assets
Prepaid lease deposits and other		$20	$26
Other		7	7
		$27	$33
Accounts payable and accrued liabilities
Trade accounts payable		$39	$79
Accrued liabilities		111	75
Payroll and other employee-related liabilities		129	144
Share-based compensation liability		1	22
Other		10	16
		$290	$336
(c)Statements of cash flows—operating activities and investing activities

Years Ended December 31 (millions)	2022	2021	2020
Net change in non-cash operating working capital
Accounts receivable	$(26)	$(124)	$(30)
Due to and from affiliated companies, net	17	36	(13)
Prepaid expenses	6	(13)	8
Other long-term assets	6	1	(4)
Accounts payable and accrued liabilities	(27)	56	42
Income and other taxes receivable and payable, net	(1)	(10)	(7)
Other long-term liabilities	(1)	(15)	5
	$(26)	$(69)	$1
Cash payments for capital assets
Capital asset additions
Capital expenditures
Property, plant and equipment, excluding right-of-use assets	$(92)	$(93)	$(63)
Intangible assets	(12)	(8)	(11)
	(104)	(101)	(74)
Change in associated non-cash investing working capital	(1)	2	14
	$(105)	$(99)	$(60)
(d) Changes in liabilities arising from financing activities

		Statements of cash flows		Non-cash changes
Year Ended December 31, 2022 (millions)	Beginning of year	Issued or received	Redemptions, repayments or payments	Foreign exchange movement	Other	End of year
Long-term debt
Credit facility	$941	$411	$(610)	$—	$—	$742
Lease liabilities	$215	$—	$(72)	$(7)	$100	$236
Deferred debt transaction costs	$(8)	$—	$(8)	$—	$2	$(14)
	$1,148	$411	$(690)	$(7)	$102	$964

		Statements of cash flows		Non-cash changes
Year Ended December 31, 2021 (millions)	Beginning of year	Issued or received	Redemptions, repayments or payments	Foreign exchange movement	Other	End of year
Long-term debt
Credit facility	$1,568	$71	$(698)	$—	$—	$941
Lease liabilities	209	—	(67)	(3)	76	215
Deferred debt transaction costs	(11)	—	—	—	3	(8)
	$1,766	$71	$(765)	$(3)	$79	$1,148

		Statements of cash flows		Non-cash changes
Year Ended December 31, 2020 (millions)	Beginning of year	Issued or received	Redemptions, repayments or payments	Foreign exchange movement	Other	End of year
Long-term debt
Credit facility	$336	$1,854	$(622)	$—	$—	$1,568
Other	—	—	(138)	—	138	—
Lease liabilities	189	—	(59)	12	67	209
Deferred debt transaction costs	(4)	—	—	—	(7)	(11)
	$521	$1,854	$(819)	$12	$198	$1,766
22.Segment reporting
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

Years Ended December 31 (millions)	2022	2021	2020
Philippines	$448	$344	$287
United States	401	311	208
Germany	275	312	242
Guatemala	224	185	152
Canada	217	188	139
El Salvador	140	121	111
Bulgaria	129	124	104
Spain	127	130	82
Ireland	98	111	92
Other	409	368	165
	$2,468	$2,194	$1,582
We do not have significant amounts of net long-lived assets located outside of Canada. As at December 31, 2022, on a historical cost basis, we had net long-lived assets of approximately $2,373 million (December 31, 2021 – $2,543 million) located within Canada, and approximately $434 million (December 31, 2021 – $400 million) outside of Canada.