Form 20-F
period 2023-12-31
TELUS International (Cda) Inc.
filed 2024-02-09
CIK 1825155

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2023
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report:
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
Michel Belec
Chief Legal Officer & Corporate Secretary
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
Toronto Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act. None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
At February 9, 2024, 106,830,312 subordinate voting shares were issued and outstanding.
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
Unless otherwise indicated or where the context requires otherwise, all references in this annual report on Form 20-F (Annual Report) to the “Company”, “TELUS International”, “TI”, “we”, “us”, “our” or similar terms refer to TELUS International (Cda) Inc. and its subsidiaries. All references in this Annual Report to “TELUS” refer to TELUS Corporation and its subsidiaries other than TELUS International. All references in this Annual Report to “BPEA” refer to BPEA EQT, formed as a result of the combination of Baring Private Equity Asia and EQT Asia in 2022. All references to “TELUS International AI Data Solutions”, “TIAI Data Solutions”, “Lionbridge AI” or “TIAI” refer to our data collection, data annotation and search relevance business of Lionbridge Technologies, Inc, which we acquired on December 31, 2020, and Playment, an India-based leader in computer vision platform and services, which we acquired on July 2, 2021. All references to “WillowTree” refer to WT Blocker Corp and its subsidiaries, which we acquired on January 3, 2023.
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
•our ability to integrate, and realize the benefits of, our acquisitions, including our acquisition of WillowTree;
•the relative growth rate and size of our target industry verticals;
•our projected operating and capital expenditure requirements;
•our ability to mitigate pressures on profitability with cost efficiency efforts and otherwise manage our labor costs commensurate with the demand for our services; and
•the impact of global conditions on our and our clients’ businesses, including a potential economic recession, inflation, rising interest rates, geopolitical conditions, such as the Russia-Ukraine and Middle East conflicts and continuing impacts of the COVID-19 pandemic and its variants and related response measures.
These factors should not be construed as exhaustive and should be read with the other cautionary statements in this Annual Report. These forward-looking statements are based on our current expectations, estimates, forecasts and projections about our business and the industry in which we operate and management’s beliefs and assumptions, including the non-occurrence of the risks and uncertainties that are described in the filings made with the SEC and the applicable Canadian securities regulators or other events occurring outside of our normal course of business, and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this Annual Report may turn out to be inaccurate. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under “Risk Factors” and elsewhere in this Annual Report. Potential investors are urged to consider these factors carefully in evaluating the forward-looking statements. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should only be viewed as historical data. These forward-looking statements speak only as at the date of this Annual Report. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.
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
PRESENTATION OF FINANCIAL AND OTHER INFORMATION
The annual consolidated financial statements of TELUS International included in this Annual Report are presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS-IASB), and consist of the consolidated statements of financial position as at December 31, 2023 and 2022, and the consolidated statements of income and other comprehensive income, changes in owners’ equity, and cash flows, for each of the years in the three-year period ended December 31, 2023.
In this Annual Report, unless otherwise specified, all monetary amounts are in U.S. dollars, all references to “US$”, “$”, “USD” and “dollars” mean U.S. dollars and all references to “C$”, “CDN$” and “CAD$”, mean Canadian dollars, and all references to “euro” and “€” mean the currency of the European Union.
ENFORCEMENT OF CIVIL LIABILITIES
We are incorporated under the laws of the Province of British Columbia, Canada, with our principal place of business in Vancouver, Canada. Some of our directors and officers, and the experts named in this Annual Report, are residents of Canada, the United States or elsewhere, and all or a substantial portion of their assets, and all or a substantial portion of the Company’s assets, are located outside of the United States. As a result, it may be difficult for shareholders who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for shareholders who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. There can be no assurance that U.S. investors will be able to enforce against us, members of the TELUS International board of directors (Board), officers or certain experts named herein who are residents of Canada or other countries outside the United States, any judgments in civil and commercial matters, including judgments under the federal securities laws.

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
•Our business and financial results have been and could be adversely affected by a number of global conditions and the effects of these same conditions on our clients’ businesses and demand for our services.
•Because the majority of our costs is fixed in the short-term, we may experience a delay in our ability to immediately adjust our cost structure in response to prolonged lower client demand.
•Three clients account for a significant portion of our revenue and loss of or reduction in business from, or consolidation of, these or any other major clients could have a material adverse effect on our business, financial condition, financial performance and prospects.
•Our ability to grow and maintain our profitability could be materially affected if changes in technology, including without limitation generative artificial intelligence (GenAI), and client expectations outpace our service offerings and the development of our internal tools and processes or if we are not able to meet the expectations of our clients.
•Our growth prospects are dependent upon attracting and retaining enough qualified team members to support our operations and competition for talent is intense.
•If we cannot maintain our unique culture as we grow, our services, financial performance and business may be harmed.
•Our business could be adversely affected if we lose members of our senior management.
•We could be unable to successfully identify, complete, integrate and realize the benefits of acquisitions, including our acquisition of WillowTree, or manage the associated risks.
•The unauthorized disclosure of sensitive or confidential client and customer data, through cyberattacks or otherwise, could expose us to protracted and costly litigation, damage to reputation and cause us to lose clients / revenue.
•Our business may not develop in ways that we currently anticipate due to negative public reaction to offshore outsourcing, content moderation and proposed legislation, our use of artificial intelligence (AI) or otherwise.
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
•TELUS will, for the foreseeable future, control the TELUS International Board.
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

Our business and financial results have been and could be adversely affected by a number of global conditions which are outside our control and these conditions could have an effect on our clients’ businesses and, as a result, levels of business activity, demand for our services and our and our clients’ liquidity and access to capital.

Certain global conditions which are outside our control, such as economic and geopolitical conditions, acts of violence or war, natural disasters or extreme weather events and global pandemics or epidemics, such as the COVID-19 pandemic and its variants and the related response measures, could have an adverse effect on our clients’ businesses. These conditions have created, and may continue to create, volatility, uncertainty and economic disruption. These impacts may be particularly impactful for us given that we have operations in 32 countries as of December 31, 2023, and we service clients across multiple geographic regions.

The global economy is in a period of uncertainty with respect to inflation, higher interest rates and slower economic growth. Some regions may experience a recessionary period and we cannot predict how long such conditions may last or what their ultimate impact may be on our business. Global economic conditions are impacting our business and may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our clients, increase the cost of borrowing and cause credit to become more limited, limit our ability to access financing or increase our cost of financing to meet liquidity needs or fund acquisitions, and affect the ability of our clients to use credit to purchase our services or to make timely payments to us, all of which could have a material adverse effect on our business, financial condition, financial performance and cash flows. Changes in the general level of economic activity, such as decreases in business and consumer spending, have resulted and could increasingly in the future result in pricing pressure on our services and a decrease or delay in demand for the products and services that our clients provide to their customers, and in turn, our clients’ demand for our own services. In addition, because the majority of our costs are fixed in the short-term, we have and may in the future experience a delay in our ability to adjust our cost structure in response to lower client demand. Global macroeconomic pressures have resulted and could continue to result in certain of our clients aggressively cutting their costs, which could result in reductions and delays in demand for our services, as well as delays in converting opportunities into spend commitments, all of which could reduce our revenues and profitability. We cannot predict the ultimate duration or scale of the current or any future demand reductions, delays and reduced growth from new clients, or the ultimate impact of these factors on our business. Continuing reduction or delay in demand from existing or potential clients could continue to reduce our revenue and profitability and factor into our decisions on workforce management.

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

In particular, in February 2022, Russia, aided by Belarus, commenced military operations in Ukraine, which are still continuing. A conflict in the Middle East, which began in October 2023, is also continuing. In response to the conflict in Ukraine, a number of countries, including the United States, Canada and other NATO countries, have imposed significant sanctions against Russia and Belarus, and a number of individuals and enterprises in both countries. The conflict in the Ukraine has caused migration and other demographic effects. Similar negative impacts for both our and our clients’ businesses could arise as a result of the armed conflict in the Middle East. Prolonged conflicts and the resultant negative impacts have, and may in the future, result in increased political uncertainties and volatility in the global economy, which has, and may in the future, affect businesses around the world, including our clients and us as a result. The scope, intensity, duration and outcome of the conflicts is uncertain. If the conflicts and the sanctions intensify, this may adversely impact our clients and their demand for our services, which may have a material adverse impact on our results of operations. Additionally, although we do not operate in Russia, Belarus, Ukraine or Israel, we have operations and team members in neighboring countries and any escalation of these conflicts could adversely impact our operations and team members in these countries, which could materially impact our ability to deliver services to our clients, and may have a material effect on our results of operations.

There is also no certainty that these current conflicts will not draw military or other intervention from additional countries, which could lead to much larger conflicts and/or additional sanctions, which could further negatively impact the global economy. In addition, we cannot predict the impact that an escalation of these conflicts may have on our clients and their financial conditions. Any material adverse effect on our clients, including due to these conflicts, could adversely impact us. Further, the risk of cybersecurity incidents has increased in connection with these ongoing conflicts. It is possible that these attacks could have collateral effects on critical communications infrastructure and financial institutions globally, which could adversely affect our operations and could increase the frequency and severity of cyber-based attacks against our information technology systems. The proliferation of malware from these conflicts into systems unrelated to the conflict, or cyberattacks against companies based in countries that have instituted sanctions, such as the United States, could also adversely affect our results of operations. To the extent the current these conflicts adversely affects our business, it may also have the effect of heightening many other risks disclosed in this Annual Report.

Additionally, our operations may continue to be disrupted by variants arising from the COVID-19 pandemic or other pandemics and related response measures, particularly if new viral variants cause infection rates to increase, requiring the imposition of quarantine or other response measures. Our ability to continue operations effectively during an epidemic or pandemic, or other outbreak of disease, is dependent on a number of factors, such as the continued availability of high-quality internet bandwidth, an uninterrupted supply of electricity, the sustainability of social infrastructure to enable our team members who are working remotely to continue delivering services, and on otherwise adequate conditions for remote-working, many of which may be outside of our control. In addition, the effects of a pandemic have previously caused and may in the future cause our clients, particularly those in impacted industries, to defer decision making, delay planned work, reduce volumes or seek to terminate current agreements with us, which could adversely affect our business and financial condition. To the extent an epidemic, pandemic, or other outbreak of disease adversely affects our business, financial condition, financial performance and cash flows, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

Changes in technology and client expectations could outpace our service offerings and the development of our internal tools and processes, which could have a material adverse effect on our business, growth, financial performance, financial condition and cash flows.

Our growth, profitability and the diversity of our revenue sources depend on our ability to develop and adopt new technologies to expand our existing offerings, proactively identify new revenue streams and improve cost efficiencies in our operations, all while meeting rapidly evolving client expectations. Recent and rapid developments with respect to and the popularization and commercialization of AI have created additional pressures on our business with respect to both the need to develop AI-related offerings to meet customer expectations and remain competitive and to integrate AI into our business processes and tools in order to create cost efficiencies. Although we are focused on maintaining and enhancing the range of our offerings, we may not be successful in anticipating or responding to our clients’ expectations and the integration of our technology solutions into our offerings may not achieve the intended enhancements or cost reductions in our operations. New services and technologies offered by our competitors may make our service offerings uncompetitive, which may reduce our clients’ interest in our offerings and our ability to attract new clients. This may increasingly become a challenge for us with respect to revenue derived from our customer experience (CX) business, which may be negatively impacted by the introduction of AI capabilities into our marketplace. Our failure to innovate, maintain technological advantages or respond effectively and timely to changes in technology could have a material adverse effect on our business, financial performance, financial condition and cash flows.

If we fail to establish our digital brand and successfully market our digital service offerings, our growth prospects, anticipated business volumes and financial performance may be adversely affected.

Certain of our existing and potential clients may know us primarily for our customer experience services. Our ability to realize our digital-first strategy and increase revenue across our core verticals depends on our ability to solution, sell and deliver our digital services. If we are not successful in establishing our digital brand and marketing our expanded service offerings to clients, our ability to shift our existing clients into more profitable digital services and attract new clients to these service offerings may be limited, which may adversely affect our growth prospects and anticipated business volumes and financial performance.

If we fail to maintain a consistently high level of service experience or to meet the service quality levels set out in some of our contracts, our ability to attract new and retain existing clients and team members could be adversely affected and our business could be adversely impacted or we could be subject to liability or penalties.

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

Further, most of our agreements with clients contain service level and performance requirements, including requirements relating to the quality of our services. Failure to meet these requirements could disrupt our clients’ businesses and result in harm to our reputation, reduce the likelihood that our clients continue or expand their business with us or recommend us to others, oblige us to pay penalties to clients under their contracts, reduce revenues or expose us to a claim for substantial damages, regardless of whether we are responsible for that failure.

We may enter into non-standard agreements or terms and conditions that are unfavorable to us because we perceive an important economic opportunity by doing so, the competitive environment requires it or our personnel did not adequately adhere to our guidelines for the entry into contracts. If we cannot or do not perform our contractual obligations with clients, we could face legal liability, and our contracts might not always protect us adequately through limitations on the scope and/or amount of our potential liability. In each of these cases, we might face significant legal liability and our business, financial performance, financial condition and cash flows could be materially and adversely affected.

If we fail to implement and communicate impactful environmental, social, governance (ESG) initiatives in accordance and at pace with changing regulations and expectations, our business could be adversely impacted.

TELUS International's reputation with team members, customers, investors and stakeholders is rooted in our commitment to a caring culture, which, among other things, prioritizes our ESG initiatives related to environmental sustainability, good governance, giving back to our communities and diversity, equity and inclusion. If we fail to live up to our commitments or successfully communicate our achievements in this regard or if we fail to do so on a timely basis, including if we fail to live up to the expectations of our clients, many of whom expect their service providers to embody the ESG priorities they do, it could result in adverse financial and operating results, and negatively impact our client acquisition and retention and our ability to attract and retain team members. These activities are central to our caring culture and are a differentiating factor for clients in selecting a service provider. As a result, we continue to invest in our ESG activities, including those managing energy and greenhouse gas reduction and water consumption efficiency. We also continue to invest in the communities where we live in order to improve the well-being of the communities where we live and work. The required levels of such investments may increase in the future as such activities become increasingly important to our clients and team members, which would increase our costs and may adversely affect our financial performance and cash flows.

We are vulnerable to climate change, natural disasters, technical disruptions, pandemics, accidents and other events impacting our facilities that could severely disrupt the normal operation of our business and adversely affect our business, financial performance, financial condition and cash flows.

Our delivery locations and our data and voice communications, including in Africa, Central America, China, Europe, India, North America and the Philippines, in particular, may be damaged or disrupted as a result of natural disasters or extreme weather events, including those resulting from or exacerbated by climate change, such as earthquakes, floods, volcano eruptions, heavy rains, winter storms, tsunamis and cyclones; epidemics or pandemics, or other outbreaks of disease; technical disruptions and infrastructure breakdowns including damage to, or interruption of, electrical grids, transportation systems, communication systems or telecommunication cables; issues with information technology systems and networks, including computer glitches, software vulnerabilities and electronic viruses or other malicious code; accidents and other events such as fires, floods, failures of fire suppression and detection, heating, ventilation or air conditioning systems or other events, such as protests, riots, labor unrest, security threats and terrorist attacks. Any of these events may lead to the disruption of information systems and telecommunication services for sustained periods and may create delays and inefficiencies in providing services to clients and potentially result in closure of our sites. They may also make it difficult or impossible for team members to provide our services.

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

Our client contracts, most of which can be canceled at any time, are generally long-term, requiring us to estimate the resources and time required for the contracts upfront, and contain certain price benchmarking, compliance-related penalties and other provisions averse to us, all of which could have an adverse effect on our business, financial performance, financial condition and cash flows.

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

Additionally, our contracts require us to comply with, or facilitate, our clients’ compliance with numerous and complex legal and regulatory regimes on matters such as anti-corruption, internal and disclosure control obligations, data privacy and protection, cybersecurity requirements, wage-and-hour standards, and employment and labor relations. Many of our contracts contain provisions that would require us to pay penalties to our clients and provide our clients with the right to terminate the contract, which in some cases could result in high or unlimited liability, if we do not meet pre-agreed service level requirements. Failure to meet these requirements could result in the payment of significant penalties to our clients, which in turn could have a material adverse effect on our business, financial performance, financial condition and cash flows.

A few of our contracts allow the client, in certain limited circumstances, to request a benchmark study comparing our pricing and performance with that of an agreed list of other service providers for comparable services. Based on the results of the study and depending on the reasons for any unfavorable variance, we may be required to make improvements in the services we provide, reduce the pricing for services on a prospective basis to be performed under the remaining term of the contract, or our clients could elect to terminate the contract or reduce their business with us, any of which could have an adverse effect on our business, financial performance, financial condition and cash flows.

Some of our contracts contain provisions which, to various degrees, restrict our ability to provide certain services to other clients or to companies who are in competition with our clients. Such terms may restrict the same team members from providing services for competing clients, require us to ensure a certain distance between the locations from where we serve competing clients or prevent us from serving a competing client from locations in the same country, all of which reduce our flexibility in deploying our team members and delivery locations in the most effective and efficient manner and may force us to forego opportunities to attract business from companies that compete with our existing clients, even if such opportunities are more profitable or otherwise attractive to us.

We may face difficulties in delivering complex projects for our clients that could cause clients to discontinue their work with us, which may have a material adverse impact on our financial performance, financial condition and cash flows.

Our ability to continue to expand the nature, scope and complexity of our engagements depends on our ability to attract new or existing clients to an expanded collection of service offerings. For complex projects, we are more likely to compete with large, well-established international firms, many of which have greater resources and market reputation than we do. To compete for these projects, we will likely incur increased sales and marketing costs and will need to maintain close relationships with our clients and have a thorough understanding of their operations. Our success will depend upon a number of factors, including our ability to establish such relationships, form and retain a team with the necessary skills and meet our client needs at the necessary scale in the required timeframes. For example, if a new program requires us to hire a large number of team members with specific skills in a specific geography, we could face challenges in implementing the program on a client’s desired timetable or at all. Our failure to deliver services that meet the requirements specified by our clients could result in termination of client contracts, which could result in us being liable to our clients for significant penalties or damages and negatively impact our reputation. More complex projects may involve multiple engagements or stages, and there is a risk that a client may choose not to retain us for later stages or may cancel or delay additional planned engagements, which may be the more profitable portions of the overall planned engagement. Such cancellations or delays make it difficult to plan for project resource requirements and inaccuracies in such resource planning and allocation may have a material adverse impact on our financial performance, financial condition and cash flows.

We often face a long selling cycle, which may or may not be successful. If we are successful but fail to then successfully negotiate a contract, implement our services or, where applicable, run a pilot program, our business, financial performance, financial condition and cash flows may be adversely affected.

We often face a long selling cycle to secure a new client contract or launch a new program for an existing client, during which we typically incur significant business development expenses. If we are unsuccessful during the selling cycle, we will not receive revenues or reimbursement for our expenses. If we are successful, a long contract negotiation and implementation period could follow and, in some cases, a pilot program may also occur, all of which may not be successful. We begin to receive revenues only when implementation starts. When we are successful, our clients may experience delays in obtaining internal approvals or may fail to obtain approval at all, or may experience delays associated with technology or system implementations, thereby delaying or lengthening the implementation cycle. There is then a long ramping up period to commence providing the services, which may result in a further delay in us receiving revenues. If we are not successful in our sales cycle, negotiation of a contract, implementation of our services, running a pilot program, where applicable, or in maintaining or reducing the duration of unprofitable periods in our selling cycles, our business, financial performance, financial condition and cash flows may be adversely affected.

Our business may not develop in ways that we currently anticipate and demand for our services may be reduced due to negative reaction to offshore / nearshore outsourcing or automation, such as through the use of AI.

We developed our strategy for future growth based on certain assumptions regarding our industry, future demand in the market for our services and the manner in which we would provide these services, including the assumption that a significant portion of our services will continue to be delivered through offshore / nearshore facilities. The trend of transitioning key business processes to offshore / nearshore third parties may not continue and could reverse or may become less profitable or not profitable at all.

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

Additionally, we may face negative public reaction to increased automation of or reduction in employment positions through the use of AI or the other technologies by us or our clients, which could reduce the demand for many of our service offerings, particularly those involving AI. Increased negative public perception by public and private companies and related legislative efforts in economies around the world could have adverse impact on the demand for our services.

In providing our content moderation services, we may not meet the expectations of clients, their users, community members and government officials.

The content that our team members analyze is selected for review by our clients, often based on user referrals or automated identification, and is moderated by our team members, both manually and with the support of technology, based on policies and rules that are set by our clients.

Our team members use tools developed by our clients to identify content for moderation. These tools may fail to identify content that violates our clients’ content policies or community guidelines or, in certain jurisdictions, legal or regulatory requirements. This could be the result of deliberate evasive actions by users, limitations in our clients’ content identification tools, bias, errors, malfunctions and other factors. In particular, tools utilizing AI algorithms, which are based on machine learning and predictive analytics, can create accuracy issues, unintended biases and discriminatory outcomes that could lead to errors in content moderation decisions, which could harm our and our client’s brand and otherwise adversely affect our business. In addition, our team members may erroneously moderate content or fail to moderate content in accordance with our clients’ policies or rules, as a result of human error, the inadequacy or failure of technological tools that assist them in content moderation, or otherwise. Objectionable content that users, affected community members and government officials expect to be removed could therefore not be subject to review by our team members or could fail to be removed. As a result of similar factors, content that users, affected community members and government officials expect to remain on the platform could be removed by our content moderation team members. Our clients’ users, members of affected community members or government officials may disagree with our content moderation efforts.

Although the design of the methods employed to select content for review is not within the scope of the services we provide and each of our clients sets the parameters of the types of content that we are required to moderate, the failure to moderate (or not moderate) content that users, affected community members and government officials believe should be moderated (or not moderated) could adversely impact our reputation for content moderation service delivery and in the community generally, and our ability to attract and retain clients and team members. A failure to properly moderate content on our clients’ platforms could also expose us to liability to our clients or users of our clients’ platform. Additionally, a failure to moderate content in the manner expected by government officials in the markets where we operate, such as the requirement in some jurisdictions for us to accurately identify and eliminate certain content from our client networks, could subject us to sanction. Furthermore, clients may require us to assume liability for failure to comply with certain contractual requirements imposed by the client, which may increase our costs and materially impact our business, financial results and our results of operations.

Our inability to manage our rapid growth effectively could have an adverse effect on our business and financial results.

We have experienced rapid growth and expect to continue to expand our services, operations and number of team members. We expect to continue with our geographic expansion and develop and improve our internal systems in the locations where we operate in order to address the growth of our business, which we may not be able to do effectively or on a timely basis in order to meet the ongoing needs of our clients and to meet our current growth trajectory. Our inability to execute our growth strategy, to maintain the continued adequacy of our current systems or to manage our expansion, workforce capital and other resources effectively could have a material adverse effect on our business, financial performance, financial condition and cash flows.

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

Clients could assert claims against us in connection with service disruption, reduce their business with us and/or cease conducting business with us altogether as a result of problems with the hardware we use to deliver services. Even if not successful, a claim brought against us by any of our clients would likely be time-consuming and costly to defend and could seriously damage our reputation and brand, making it harder for us to sell our solutions, any of which could have an adverse effect on our business, financial performance, financial condition and cash flows.

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

A key part of our business strategy is to continue to selectively consider acquisitions or investments, some of which may be material. Through the acquisitions we pursue, we may seek opportunities to expand the scope of our existing services, add new clients or enter new geographic markets. There can be no assurance that we will successfully identify suitable candidates in the future for strategic transactions at acceptable prices or at all, have sufficient capital resources or financing opportunities to finance potential acquisitions or be able to consummate any desired transactions. Our failure to complete potential acquisitions in which we have invested or may invest significant time and resources could have a material adverse effect on our business, reputation, financial performance, financial condition and cash flows. Financing of completed acquisitions may result, and in the case of WillowTree, has resulted, in the incurrence of indebtedness and the issuance of additional equity securities.

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
•information systems and other platform integration, including, where applicable, effective disclosure controls and procedures and internal control over financial reporting for the combined company, enabling us to continue to comply with IFRS-IASB and applicable U.S. and Canadian securities laws and regulations;
•difficulty comparing and integrating financial reporting due to differing financial and/or internal reporting systems;
•making any necessary modifications to internal controls over financial reporting to comply with applicable rules and regulations; and
•possible tax costs or inefficiencies associated with integrating the operations of the combined global company.

These factors could cause us to not fully or timely integrate acquired companies into our business, to fail to develop such companies in the way we expected or to fail to realize the anticipated growth, financial and/or strategic benefits, including but not limited to anticipated revenues and synergies of the acquisition, or cause the costs of achieving these benefits to be higher than expected, any of which could have a material adverse effect on our business, reputation, financial condition and results of operations.

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

These risks may impede our strategy by limiting the countries and regions in which we are able to expand. The impacts of these risks may also only materialize after we have begun preparations and made investments to provide services in this new country or region. The exposure to these risks may adversely affect our ability to repatriate cash or require us to incur additional and/or unanticipated costs to mitigate the impact of these risks on our business.

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

International trade and political disputes can also adversely affect the operations of multinational corporations like ours by limiting or disrupting trade and business activity between countries or regions. For example, we may be required to limit or halt operations, terminate client relationships or forego profitable client opportunities in countries which may, in the future, be subject to sanctions or other restrictions on business activity by corporations such as ours, by U.S., European or Canadian legislation, executive order or otherwise. Some of our clients have been targeted by and may, in the future, be subject to such sanctions. Additionally, failure to resolve the trade dispute between the countries may also lead to unexpected operating difficulties in certain countries, including enhanced regulatory scrutiny, greater difficulty transferring funds or negative currency impacts.

All the foregoing could have a material adverse effect on our business, financial performance, financial condition and prospects.

If we are not able to manage our resource utilization levels or price our services appropriately, our business, reputation, financial performance, financial condition and cash flows may be adversely affected.

Our profitability is largely a function of the efficiency with which we use our resources, particularly our team members and our delivery locations, and the pricing that we are able to obtain for our services. Our resource utilization levels are affected by a number of factors, including our ability to attract, train, and retain team members, transition team members from completed projects to new assignments, forecast demand for our services (including potential client reductions in required resources or terminations) and maintain an appropriate number of team members in each of our delivery locations, as well as our need to dedicate resources to team member training and development. The costs associated with our team members and our delivery locations are also impacted by our ability to quickly implement cost saving initiatives in response to declines in client demand, which may require longer notice periods and other processes that will delay the implementation of these initiatives due to employment regulations in the various jurisdictions in which we operate and/or other factors. The prices we are able to charge for our services are affected by a number of factors, including price competition, our ability to accurately estimate revenues from client engagements, our ability to estimate resources and other costs for long-term pricing, margins and cash flows for long-term contracts, our clients’ perceptions of our ability to add value through our services, introduction of new services or products by us or our competitors, and general economic and political conditions. Therefore, if we are unable to appropriately price our services or manage our resource utilization levels, there could be a material adverse effect on our business, reputation, financial performance, financial condition and cash flows.

TALENT-RELATED RISKS

Our growth prospects are dependent upon attracting and retaining enough qualified team members to support our operations, as competition for talent is intense, and failure to do so may result in an adverse impact on our business and financial results.

Our business is highly competitive and success is dependent on our ability to access, attract and retain skilled labor in diverse markets around the world. Our growth prospects, success and ability to meet our clients’ expectations and our growth objectives depend on our ability to recruit, train and retain team members with the right technical skills and/or language capabilities at competitive cost levels. In many of the geographies we operate there may be a limited pool of potential professionals with the skills we seek and we may not be able to train resources on a timely basis or at all. For example, the success of the TIAI business depends significantly on its ability to attract and retain a large number of individuals to serve as contributors, annotators and/or prompt engineers in various geographic markets and on our ability to upskill resources as required. If individuals choose not to offer their services through the TIAI crowdsourcing solution, or elect to offer them through a competitor’s solution, we may lack a sufficient supply of qualified individuals to service the entirety of our clients’ demand with sufficient speed, scale and quality or at all. The increased competition for these professionals increases our costs to recruit, train and retain team members, in particular, key sales and account management talent, without which it may reduce our ability to gain new business and maintain existing client relationships.

Additionally, our failure to provide training and innovative benefits to our team members could decrease our competitiveness as an employer and adversely impact our ability to attract and retain a skilled workforce. We have had to offer, and believe we will need to continue to offer, differentiated compensation packages, specific to the geography and skill sets of the required team members. We have also had to incur costs to provide specialized services and amenities to our team members that impact the profitability of our business. We may need to make significant investments to attract, train and retain team members and we may not realize sufficient returns on these investments. An increase in the attrition rate among our team members, particularly among our higher-skilled workforce, would increase our recruiting and training costs and decrease our operating efficiency, productivity and profit margins. From time to time, and over the course of 2023 in some regions, we have also experienced higher levels of voluntary attrition, and, in those periods, we have been required to expend time and resources to recruit and retain talent, restructure parts of our organization, and train and integrate new team members. Without the right support, we may see a decline in our ability to meet our clients’ demands, which may negatively impact our reputation and the demand for our services and we may not be able to innovate or execute quickly on our strategy, and our ability to achieve our strategic objectives will be adversely impacted and our business will be harmed. In addition, if TIAI’s top clients reduce the volume of services they receive from the TIAI business or otherwise limit, modify or terminate their relationships with us, we may lack sufficient opportunities for our independent contractors to provide annotation services, which may reduce the perceived utility of our solution.

Evolving technologies, competition and/or client demands may entail high costs associated with hiring, training or retaining team members, with the necessary backgrounds and skills to meet our customers’ expectations and to develop new business. Changing team member demographics, organizational changes, inadequate organizational structure and staffing, inadequate team member communication and training, changes in the effectiveness of our leadership, a lack of available career and development opportunities, changes in compensation and benefits, the unavailability of appropriate work processes and tools, client reductions and operational efficiency initiatives may also negatively affect team member morale and engagement, harm our ability to retain acquired talent from our acquisitions, increase team member turnover, increase the cost of talent acquisition and negatively impact service delivery and the customer experience. If we are unable to attract and retain sufficient numbers of highly skilled professionals, our ability to effectively lead our current projects and develop new business could be jeopardized, and our business, reputation and financial performance, financial condition and cash flows could be materially adversely affected.

If we cannot maintain our unique culture as we grow, our services, financial performance and business may be harmed.

We believe that our unique customer-first and caring culture has led to our ability to attract and retain a highly skilled, diverse, engaged and motivated workforce. This has driven our strong client retention and the higher satisfaction scores we receive from our clients’ and their customers, which has, in part, been responsible for our growth and differentiation in the marketplace. It may become more difficult to maintain this unique culture if we continue to evolve our products and services, grow into new geographies, open new delivery locations, increase the number of team members, experience changes to certain members of our management and acquire new companies. If we are not able to manage cultural differences among our team members, we may experience attrition and employment-related claims, which may negatively impact our culture. Further, the shift to remote work that has resulted following the COVID-19 pandemic and its variants and has, in some cases, led to a decline in team member engagement and the reporting by them of a sense of isolation and burnout, which has impacted our retention rates, may continue to do so and may also adversely affect our culture. If our unique culture is not maintained, our ability to attract and retain highly skilled team members and clients may be adversely impacted, and our operational and financial results may be negatively affected.

The limited elasticity of our labor costs relative to short-term movements in client demand could adversely affect our business, financial condition and financial performance.

Our business depends on maintaining large numbers of team members to service our clients’ business needs and on being able to quickly respond to new client programs or new programs for existing clients. We try, where possible, to not terminate team members in response to temporary declines in demand. Rehiring and retraining team members at a later date could force us to incur additional expenses and we may not be able to do so in a timely manner or even find the required skill set. Termination of our team members could have a negative impact on our hiring and recruitment efforts and the morale of the remaining team members and could involve the incurrence of significant additional costs in the form of severance payments, all of which would have an adverse impact on our operating profit margins. Legal requirements related to the termination of team members in the countries and cities where we operate may limit our ability to adjust our labor costs on a timely basis for unexpected changes in client demand, which could have a material adverse effect on our business, financial condition and financial performance. See also “— Our growth prospects are dependent upon attracting and retaining enough qualified team members to support our operations, as competition for highly skilled personnel is intense, and failure to do so may result in an adverse impact on our business and financial results”.

Team member wage increases in certain geographies may prevent us from sustaining our competitive advantage and may reduce our profit margin.

Our most significant costs are the salaries and related benefits of our team members. Our wage costs in certain countries where we operate have historically been significantly lower than wage costs elsewhere, including in particular in North America, which has been one of our competitive advantages. As economic growth increases in the countries where we benefit from lower wage costs, concurrent with increased demand by us and our competitors for skilled employees, wages for comparably skilled employees are increasing at a faster rate than elsewhere, which may, over time, reduce this competitive advantage. Similarly, inflationary pressures have, and could continue to, drive up wage costs in those areas where we operate and we are not always able to, and may not in the future, control such wage increases or pass them on to our clients in full or in any significant part. In connection with potential future growth and inflation, as well as unexpected increases in the complexity of work, we may need to retrain team members or increase our team member compensation more rapidly than in the past to remain competitive in attracting and retaining the quality and number of team members that our business requires, even if we are unable to increase the prices of our services. To the extent that we are not able to control or share wage increases with our clients, wage increases may reduce our margins and cash flows. We may not be successful in our attempts to control such costs.

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

Of particular consideration are our content moderation team members given the challenging nature of their work, which may result in adverse physiological, psychological or emotional consequences. The wellness and resiliency programs that we provide to support our content moderators may be ineffective in mitigating the effects on them of the content to which they are exposed, which could lead to higher expenses to support our team members, higher levels of voluntary attrition and increased difficulty retaining and attracting team members. If we are not able to effectively attract and retain content moderation team members, we may experience a decline in our ability to meet our clients’ expectations, which may adversely impact our reputation, our revenue and the demand for our services.

We may be required under applicable law to provide accommodations for team members who experience or who assert they are experiencing health consequences as a result of performing content moderation. These accommodations could result in increased costs and reductions in the availability of team members who can perform these tasks, which could have a material adverse effect on our financial results. Our content moderation team members may also make claims under workers’ compensation programs or other public or private insurance programs in connection with negative health consequences experienced in connection with their employment, which could result in increased costs. We may also be exposed to claims by team members under applicable labor and other laws. Such litigation, whether or not ultimately successful, could involve significant legal fees and result in costly remediation, including payments for treatment and ongoing monitoring, preventative intervention and treatment costs, which could have a material adverse effect on our financial results. The measures we have implemented to safeguard the well-being of our team members may not be sufficient to mitigate the effects on team members or our potential liability under applicable law.

Our senior management team is critical to our continued success and the loss of members of that team could have a material adverse effect on our business, financial performance, financial condition and cash flows.

Our future success substantially depends on the continued services and performance of the members of our senior management team, and other key team members possessing certain technical and business capabilities, including industry expertise, that are difficult to replace. Specifically, the loss of the services of members of our senior management team, without immediate and suitable successors, could seriously impair our ability to continue to manage and expand our business. There is intense competition for experienced senior management and personnel with technical and industry expertise in our industry. Although we have entered into employment and non-competition agreements with all of our executive officers, certain terms of those agreements may not be enforceable and, in any event, these agreements do not ensure the continued service of these executive officers. Further, although we have engaged in succession planning for our senior management team, we may not successfully implement those plans. In addition, we currently do not maintain “key person” insurance covering any member of our management team. The loss of any of our key team members, particularly to competitors, without immediate and suitable successors, could have a material adverse effect on our business, financial performance, financial condition and cash flows.

In addition, the senior management of WillowTree continues to be critical to its success as part of the Company. The founder and chief executive of WillowTree and other key team members possessing technical and business capabilities, including industry expertise, could be difficult to replace and the loss of these members of WillowTree’s senior management team, without immediate or suitable successors, could have a material adverse effect on our business, financial performance, financial condition and cash flows.

If more stringent labor laws become applicable to us, if we are subject to more employment-related litigation, if our team members unionize, strike or cause other labor-related disruptions, or become part of workers’ councils, our business and financial results may be adversely affected.

Some of the geographies where we operate have stringent employee-friendly labor legislation, including legislation that results in or imposes financial obligations on employers. Therefore, in some countries, it may be difficult for us to maintain flexible human resources policies to dismiss team members when there is a business need, and our compensation and/or legal expenses may increase significantly. Additionally, in certain of the geographies in which we operate, we are subject to stringent wage and hour requirements, which has exposed us, and we expect will continue to expose us, to claims brought by individual team members and team member groups. Although these claims are not individually or in the aggregate material, we may be subject to more such claims in the future.

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

We generally believe that the individuals who provide their data annotation services through TIAI’s crowdsourcing solution are independent contractors. However, the classification of certain individuals who provide their services through third-party platforms as independent contractors, like TIAI’s independent contractors, is currently being challenged in courts, by legislators and by government agencies in the United States, the European Union and other countries. TIAI may be involved in litigation related to this classification. We may not be successful in defending the independent contractor classification in the jurisdictions where we operate or where such classification is challenged. The costs associated with defending, settling, or resolving any future lawsuits (including demands for arbitration) relating to the independent contractor classification could be material to our business.

Changes to laws governing the definition or classification of independent contractors, or judicial decisions regarding independent contractor classification, could require classification of our independent contractors as employees (or workers, quasi-employees or other statuses in jurisdictions where those statuses exist) and/or representation of our crowd members by labor unions. If this were to occur, we could incur significant additional expenses for compensating independent contractors, potentially including expenses associated with the application of wage and hour laws (including minimum wage, overtime, and meal and rest period requirements), employee benefits, social security contributions, taxes (direct and indirect), and penalties. Further, any such reclassification could require us to change our business model for these services, which could consequently have an adverse effect on our business and financial condition.

FINANCIAL RISKS

Three clients account for a significant portion of our revenue and loss of or reduction in business from, or consolidation of, these or any other major clients could have a material adverse effect on our business, financial condition, financial performance and prospects.
We have derived and believe that, in the near term, we will continue to derive, a significant portion of our revenue from a limited number of large clients. For the years ended December 31, 2023, 2022 and 2021, three clients each accounted for more than 10% of our revenues. TELUS Corporation, our controlling shareholder and largest client for the year ended December 31, 2023, accounted for approximately 20.6%, 17.3% and 16.1% of our revenue for the years ended December 31, 2023, 2022 and 2021, respectively. Our second largest client for the year ended December 31, 2023, Google, accounted for approximately 13.1%, 11.9% and 11.0% of our revenue for the years ended December 31, 2023, 2022 and 2021, respectively. Our third largest client for the year ended December 31, 2023, a leading social media company, accounted for 11.2%, 15.8% and 17.7% of our revenue for the years ended December 31, 2023, 2022 and 2021, respectively.

Our largest client, based on our revenue earned from them, is TELUS, our controlling shareholder. We provide services to TELUS under a master services agreement which expires in January 2031 (TELUS MSA). The TELUS MSA provides for a minimum annual spend of $200 million, subject to adjustment in accordance with its terms, although TELUS has the ability to delay or terminate specific services for certain specified reasons with limited notice. See “Item 7B—Related Party Transactions—Our Relationship with TELUS—Master Services Agreement”. In addition, master services agreements with all other clients do not have minimum annual spend and the terms of these master service agreements permit our clients to delay, postpone or even terminate contracted services at their discretion and with limited notice to us.

The volume of work performed for specific clients or the revenue we generate can vary. For example, a client may demand price reductions, change its customer engagement strategy or move work in-house. Also, in many of the verticals in which we offer services, the continued consolidation activity could result in the loss of a client if, as a result of a merger or acquisition involving one or more of our clients, the surviving entity chooses to use one of our competitors for the services we currently provide, to reduce the services we provide to them or to provide the services we offer in-house. Our clients may also choose to consolidate their providers as they grow, as their business needs change, or as their leadership changes, and we could be removed from a client’s vendor network or be subject to a reduction in the services we provide. As a result of the foregoing, a major client in one year may not provide the same level of revenue in any subsequent year. Any significant reduction in or elimination of the use of the services we provide as a result of consolidation or our removal from a key client’s vendor network would result in reduced revenue to us and could harm our business. In addition, such consolidation may encourage clients to apply increasing pressure on us to lower the prices we charge for our solutions. All the foregoing could have a material adverse effect on our business, financial condition, financial performance and prospects.

If we are unable to accurately forecast our pricing models or optimize the mix of products and services we provide to meet changing client demands, or if we are unable to adapt to the changing pricing and procurement demands of our clients, our business, financial performance, financial condition and cash flows may be adversely affected.

Our contracts generally use a pricing model that provides for per-productive-hour or per-transaction billing models and compensation for materials and licensing costs. In some of our customer contracts, we commit to long-term pricing structures under which we bear the risk of cost overruns, completion delays, resource requirements, wage inflation and adverse movements in exchange rates in connection with these contracts. Industry pricing models are evolving, and companies are increasingly requesting transaction- or outcome-based pricing or other alternative pricing models, which require us to accurately forecast the cost of performance of the contract against the compensation we expect to receive. Also, we are seeing the commoditization of our services in the market place, where our competitors are offering services similar to ours at a lower cost. While we believe our services to be of higher quality, this commoditization has created competitive, pricing and other pressures, particularly given current macroeconomic conditions, such that our pricing models may not be representative of new contracts, adversely affecting the accuracy of our forecasting. Further, our forecasts are based on a number of assumptions relating to existing and potential contracts with existing and potential clients, including assumptions related to the team members, other resources and time required to perform the services and our clients’ ultimate use of the contracted service. If we make inaccurate assumptions in pricing our contracts, our profitability may be negatively affected. In addition, if the number of our clients that request alternative pricing models continues to increase in line with industry trends, we may be unable to maintain our historical levels of profitability under these evolving alternative pricing models and our financial performance may be adversely affected, or we may not be able to offer pricing that is attractive relative to our competitors. Some of our clients’ may continue to evolve their procurement methodology by increasing the use of alternative methods, such as reverse auctions. These methods may impact our ability to gain new business and maintain profit margins, and may require us to adapt our sales techniques, which we may be unsuccessful in doing in a timely manner or at all.

In addition, the revenue and income generated from the services we provide to our clients may decline or vary as the type and volume of services we provide under our contracts change over time, including as a result of a shift in the mix of products and services provided. For example, our lower-complexity interactions generate services with lower margins compared to our more complex, sensitive and localized content moderation and digital services, and a shift in the mix of these two types of services by a client could cause a meaningful change in our revenue from that client and the profitability of the services we provide. Furthermore, our clients, some of which have experienced significant and adverse changes in their business, substantial price competition and pressures on their profitability, have in the past and may in the future demand price reductions, decrease the volume of work or complexity of the services we are providing to them, automate some or all of their processes or change their customer experience strategy by moving more work in-house or to other providers, any of which could reduce our profitability. Any inability to accurately forecast the pricing that we use for our contracts, or any significant reduction in or the elimination of the use of the services we provide to any of our clients or any requirement to lower our prices that, in each case, we fail to anticipate or fail to anticipate on a timely basis, would harm our business, financial performance, financial condition and cash flows.

Our operating results may experience significant variability and, as a result, it may be difficult for us to make accurate financial forecasts and our actual operating results may experience variability, including falling short of our forecasts.

Our growth has not been, and in the future is not expected to be, linear as our period-to-period results fluctuate due to certain factors, including client demand, a long selling cycle, delays or failures by our clients to provide anticipated business, losses or wins of key clients, variations in team member utilization rates resulting from changes in our clients’ operations, delays or difficulties in expanding our delivery locations and infrastructure (including hiring new team members or constructing new delivery locations), capital investment amounts that may be inappropriate if our financial forecasts are inaccurate, changes to our pricing structure or that of our competitors, currency fluctuations, seasonal changes in the operations of our clients, our ability to recruit, train and retain team members with the right skill set, failure to meet service delivery requirements as a result of technological disruptions, the timing of acquisitions and other events identified in this Annual Report, all of which may significantly impact our results and the accuracy of our forecasts from period to period. For example, the volume of business with some of our clients in our Travel and Hospitality vertical is significantly affected by seasonality, with our revenue typically higher in the third and fourth quarters due to spending patterns of our clients with calendar fiscal years. As a result, it may be difficult for us to accurately make financial forecasts and our actual operating results may experience variability, including falling short of our forecasts.
We may need to raise additional funds to pursue our growth strategy or continue our operations, and we may be unable to raise capital when needed or on acceptable terms, which could lead us to be unable to expand or maintain our business.
From time to time, we may seek additional financing to fund our growth, enhance our technology, respond to competitive pressures or make acquisitions or other investments. We cannot predict the timing or amount of any such capital requirements at this time. General economic, financial or political conditions in our markets may deteriorate or other circumstances may arise, which, in each case, may have a material adverse effect on our cash flows and our business, leading us to seek additional capital. We may be unable to obtain financing on satisfactory terms, on a timely basis or at all. In this case, we may be unable to expand our business at the rate desired, or at all, or maintain our business and our financial performance may suffer. Financing through issuances of equity securities would be dilutive to holders of our shares.

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

Effective internal control over financial reporting is necessary for us to provide reliable financial reports. Effective internal controls, together with adequate disclosure controls and procedures, are designed to prevent or detect material misstatement due to fraud or error and to provide reasonable assurance as to the reliability of financial reporting. Deficiencies in our internal controls may adversely affect our management’s ability to record, process, summarize, and report financial data on a timely basis. From time to time we may identify, and have in the past identified, material weaknesses in our internal control over financial reporting. We cannot provide any assurance that we will not identify new material weaknesses or that our internal control over financial reporting will be effective in accomplishing all control objectives all of the time. As a public company, we are required by Section 404 of the Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley Act) and applicable Canadian securities laws, including National Instrument 52-109—Certification of Disclosure in Issuers’ Annual and Interim Filings, to include a report of management’s assessment on our internal control over financial reporting and an independent auditor’s attestation report on our internal control over financial reporting in our annual reports on Form 20-F or Form 40-F, subject to certain exceptions. If we fail to comply with the applicable requirements of the Sarbanes-Oxley Act or applicable Canadian securities laws, we may be subject to sanctions, investigations or other enforcement actions by regulatory authorities, including the U.S. Securities and Exchange Commission (SEC), the New York Stock Exchange (NYSE), applicable Canadian securities regulators or the Toronto Stock Exchange (TSX), as applicable. Additionally, if we fail to maintain an effective system of internal control over financial reporting in the future, we may not be able to accurately and timely report on our operating results or financial condition, which could adversely affect investor confidence in our company and the market price of our subordinate voting shares.

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

In connection with the acquisition of WillowTree and other acquisitions, we have recorded, and in connection with our acquisition strategy, we anticipate continuing to record a significant amount of goodwill. Our carrying value of goodwill is periodically tested for impairment on an annual basis, or more frequently if events or circumstances indicate that the asset may be impaired. We assess our goodwill by comparing the recoverable amounts of our cash generating unit to its carrying value. To the extent that the carrying value exceeds its recoverable amount, the excess amount would be recorded as a reduction in the carrying value of goodwill and any remainder would be recorded as a reduction in the carrying value of other assets on a prorated basis. In the event that the carrying amount of goodwill is impaired, any such impairment would be charged to earnings in the period of impairment. Since this involves the use of estimates and our judgment, we cannot assure that any future impairment of goodwill will not have a material adverse effect on our financial performance.

We may incur liabilities for which we are not insured, and may suffer reputational damage in connection with certain claims against us.

We could be sued directly for claims that could be significant, such as claims related to breaches of privacy or network security, infringement of intellectual property rights, violation of wage and hour laws, or systemic discrimination, and our contracts may not fully limit or insulate us from those liabilities. Additionally, in our contracts with our clients, we indemnify our clients for losses they may incur for our failure to deliver services pursuant to the terms of service set forth in such service contracts, and a limited number of our service contracts provide for high or unlimited liability for the benefit of our clients related to damages resulting from breaches of privacy or data security in connection with the provision of our services. Although we have various insurance coverage plans in place, that coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more claims. The policies may also have exclusions which would limit our ability to recover under them, the limits under the policy may be insufficient, or our insurers may deny coverage following their investigation of a claim. Currently we do not have insurance in place for certain types of claims, such as patent infringement, violation of wage and hour laws, failure to provide equal pay in the United States and our indemnification obligations to our clients based on employment law, because it is either not available or is not economically feasible. The successful assertion of one or more large claims against us that are excluded from our insurance coverage or exceed available insurance coverage, or changes in our insurance policies, could have a material adverse effect on our business, financial performance, financial condition and cash flows. Furthermore, the assertion of such claims, whether or not successful, could cause us to incur reputational damage, which could have a material adverse effect on our business, financial performance, financial condition and cash flows.

We may not be able to comply with the covenants in our credit agreement, service our debt or obtain additional financing on competitive terms, which could result in a default of our credit agreement.

Our credit agreement contains various restrictive covenants. Our ability to comply with the restrictive covenants in our credit agreement, including the total Net Debt to Adjusted EBITDA ratio covenant, as defined in our credit agreement, will depend upon our future performance and various other factors, including but not limited to our financial performance, macroeconomic conditions and competitive factors, many of which are beyond our control. The credit agreement also contains covenants related to our relationship with TELUS, which are not in our control. We may not be able to maintain compliance with all of these covenants. In that event, we may not be able to access the borrowing availability under our credit agreement and we may need to seek an amendment to our credit agreement or refinance our indebtedness. There can be no assurance that we can obtain future amendments of or waivers under our existing and any future credit agreements and instruments, or refinance borrowings under our credit agreement, and, even if we were able to obtain an amendment or waiver in the future, such relief may only last for a limited period. Any noncompliance by us with the covenants under our credit agreement could result in an event of default thereunder, which may allow our lenders to accelerate payment of the related debt and/or to realize on security held by them under the credit agreement. It may also result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In the event our creditors accelerate the repayment of our indebtedness, we cannot assure you that we would have sufficient assets to make such repayment.

Our cash flow from operating activities will provide the primary source of funds for our debt service payments. If our cash flow from operating activities declines, we may not be able to service or refinance our current debt, which could adversely affect our business and financial condition. Our credit facility exposes us to changes in interest rates. We currently use an interest rate swap to effect a hedging relationship, which converts an amortizing portion of our credit facility to a fixed interest rate, thus reducing a portion of our variable rate interest exposure; however, such hedging activities may not be successful in fully mitigating the risk of increasing interest rates, which may increase our debt service payments.

Fluctuations in foreign currency exchange rates could harm our financial performance.

Our primary operating currency is the U.S. dollar, but we also generate revenue and incur expenses in other currencies, including the European euro, the Philippine peso and the Canadian dollar. As we expand our operations to new countries, our exposure to currency fluctuations will increase. Fluctuations in currency exchange rates between the U.S. dollar and other currencies we transact in may adversely impact our financial results and cash flows.

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

Additionally, certain of our delivery locations, such as those in India, Philippines, El Salvador and Türkiye, benefit from certain corporate tax incentives, benefits and exemptions. To the extent such favorable tax treatments are disputed, discontinued or phased out (like tax exemptions applicable to our Indian delivery locations), or we lose eligibility for them, our effective tax rate may increase and our financial condition and results of operations could be adversely affected.

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

We have cross-border transactions among our subsidiaries in relation to various aspects of our business, including operations, financing, information technology, marketing, sales and delivery functions. Canadian transfer pricing regulations, as well as regulations applicable in other countries in which we operate, require that any cross-border transaction involving associated enterprises be on arm’s-length terms and conditions. We view the cross-border transactions entered into by our subsidiaries to be in accordance with the relevant transfer pricing laws and regulations. If, however, a tax authority in any jurisdiction successfully challenges our position and asserts that the terms and conditions of such cross-border transactions are not on arm’s-length terms and conditions, or that other income of our affiliates should be taxed in that jurisdiction, our tax liability, including accrued interest and penalties, may be different, which could cause our tax expense to be different, possibly materially, thereby changing our profitability and cash flows, which in turn could have a material adverse effect on our financial performance, effective tax rate and financial condition.

Tax legislation and the results of actions by taxing authorities may have an adverse effect on our operations and our overall tax rate.

The Government of Canada or governing bodies in Canada or in other jurisdictions where we have a presence could enact new tax legislation which could have a material adverse effect on our business, financial performance, financial condition and cash flows. In addition, our ability to repatriate surplus earnings from our delivery locations in a tax-efficient manner is dependent upon interpretations of local laws, possible changes in such laws and the renegotiation of existing bilateral tax treaties. Changes to any of these may adversely affect our overall tax rate, or the cost of our services to our clients, which could have a material adverse effect on our business, financial performance, financial condition and cash flows.

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

The jurisdictions where we operate, as well as our contracts, require us to comply with or facilitate our clients’ compliance with numerous, complex, often evolving and sometimes conflicting legal regimes, both domestically and internationally. These laws and regulations relate to a number of aspects of our business, including ESG-related regulations, anti-corruption, internal and disclosure control obligations, data privacy and protection, cybersecurity incident and disclosure requirements, wage-and-hour standards, employment and labor relations, trade protections and restrictions, import and export control, tariffs, taxation, sanctions, data and transaction processing security, payment card industry data security standards, regulation of content moderation and AI-related regulations, records management, user-generated content hosted on websites we operate, privacy practices, data residency, sustainability including climate-related activities, corporate governance, anti-trust and competition, team member and third-party complaints, telemarketing regulations, telephone consumer regulations, government affairs and other regulatory requirements affecting trade and investment. Failure to perform our services in a manner that complies with any such requirements could result in violations of applicable law and in breaches of our contracts with our clients. The application of these laws and regulations to our clients is often unclear, evolving and may at times conflict. The global nature of our operations increases the difficulty of compliance. For example, in many foreign countries, particularly in those with developing economies, it is common to engage in business practices that are prohibited by regulations applicable to us or our clients, including Canada’s Corruption of Foreign Public Officials Act, the United States Foreign Corrupt Practices Act and the UK Bribery Act. We cannot provide assurance that our clients will not take actions in violation of our internal policies or Canadian or United States laws. Further, new regulations for climate-change disclosure and other sustainability efforts are being considered in many jurisdictions around the world and may be applied differently in different regions. An increasing number of countries is also considering adopting content moderation and AI-related regulations, including in particular in the European Union and in Canada. Compliance with these laws and regulations may involve significant costs, consume significant time and resources or require changes in our business practices that result in reduced revenue and profitability. We may also face burdensome and expensive governmental investigations or enforcement actions regarding our compliance, including being subject to significant fines. Non-compliance could also result in fines, damages, criminal sanctions against us, our officers or our team members, prohibitions on the conduct of our business, and damage to our reputation, restrictions on our ability to process information, allegations by our clients that we have not performed our contractual obligations or other unintended consequences. In addition, we are required under various laws to obtain and maintain accreditations, permits and/or licenses for the conduct of our business in all jurisdictions in which we have operations and, in some cases, where our clients receive our services, including the United States, Canada and Europe. If we do not maintain our accreditations, licenses or other qualifications to provide our services or if we do not adapt to changes in legislation or regulation, we may have to cease operations in the relevant jurisdictions and may not be able to provide services to existing clients or be able to attract new clients. In addition, evolving regulations, in particular with respect to content moderation and AI, may impose additional restrictions or requirements on certain of our service offerings, which may increase the cost of service delivery or make our offerings less profitable or less attractive to our clients. Our failure to comply with applicable legal and regulatory requirements could have a material adverse effect on our business, financial performance, financial condition and cash flows.

We and the third parties to whom we outsource services have experienced and continue to experience cyber-attacks.

Our network infrastructure is vulnerable to rapidly evolving cyber-attacks, and our user data and corporate systems and security measures may be breached due to the actions of outside parties (including malicious cyberattacks), team member or vendor error, malfeasance, internal bad actors, a combination of these, or otherwise. A breach may allow an unauthorized party to obtain access to or exfiltrate our data or our users’ or clients’ data. Additionally, outside parties may attempt to fraudulently induce team members, suppliers, users or clients to install malicious software, disclose sensitive information or access credentials, or take other actions that may provide access to our data or our users’ or clients’ data. Because modern networking and computing environments are increasing in complexity and techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently, increase in sophistication over time or may be designed to remain dormant until a predetermined event and often are not recognized until launched against a target, we may be unable to anticipate these techniques, implement adequate preventative measures, or timely detect a compromise. If an actual or perceived breach of our security occurs (or a breach of a client’s security that can be attributed to our fault or is perceived to be our fault), the market perception of the effectiveness of our security measures could be harmed and we could lose clients. Security breaches also expose us to a risk of loss of this information, class action or other litigation brought both by clients and by individuals whose information was compromised, remediation costs, increased costs for security measures, loss of revenue, damage to our reputation, and potential liability.

While we believe our team members undergo appropriate training with respect to cybersecurity and privacy, if any person, including any of our team members, negligently disregards or unintentionally or intentionally breaches controls or procedures with which we are responsible for complying with respect to such data or otherwise mismanages or misappropriates that data, or if unauthorized access to or disclosure of data in our possession or control occurs, we could be subject to significant liability to our clients or our clients’ customers for breaching contractual confidentiality and security provisions or for permitting access to personal information subject to privacy laws, as well as liability and penalties in connection with any violation of applicable privacy laws or criminal prosecution. Unauthorized disclosure of sensitive or confidential client or team member data, whether through breach of computer systems, systems failure, team member or vendor error or negligence, fraud or misappropriation, or otherwise, could damage our reputation and cause us to lose clients and result in liability to individuals whose information was compromised. Similarly, unauthorized access to or through our information systems and networks or those we develop or manage for our clients, whether by our team members or third parties, could result in negative publicity, damage to our reputation, loss of clients or business, class action or other litigation, costly regulatory investigations and other potential liability.

In addition, certain third parties to whom we outsource certain of our services or functions, or with whom we interface, store our information assets or our clients’ confidential information, as well as those third parties’ providers, are also subject to the risks outlined above. Although we generally require our vendors to hold sufficient liability insurance and provide indemnification for any liability resulting from the vendor’s breach of the services agreement, a breach or attack affecting these third parties, any delays in our awareness of the occurrence of such breach or attack, or our any third parties’ inability to promptly remedy such a breach or attack, could also harm our reputation, business, financial performance, financial condition and cash flows, and could subject us to liability for damages to our clients and their customers. As part of our due diligence efforts, we require our suppliers to complete privacy and security assessments and we endeavor to include provisions in our contracts requiring compliance with IT security and privacy and data protection best practices and provisions granting us the right to audit compliance with these requirements. These efforts to ensure third parties have robust cybersecurity and privacy capabilities may not be sufficient to adequately protect our Company and its assets. Further, failure to select third parties that have robust cybersecurity and privacy capabilities may also jeopardize our ability to attract new clients, who may factor their assessment of risks of retaining us to include the risks posed by such third parties. Cyber-attacks penetrating the network security of our data centers or any unauthorized disclosure or access to confidential information and data of our clients or their end customers could also have a negative impact on our reputation and client confidence, which could have a material adverse effect on our business, financial performance, financial condition and cash flows.

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

Although our network security and the authentication of our customer credentials are designed to protect against unauthorized disclosure, alteration and destruction of, and access to, data on our networks, it is impossible for such security measures to be perfectly effective. There can be no assurance that such measures function as expected or are sufficient to protect our network infrastructure against attacks or other failures that could lead to data compromise, and there can be no assurance that such measures successfully prevent or mitigate service interruptions or further security incidents. Any actual or perceived data compromise could have a negative impact on our reputation and client confidence, which could have a material adverse effect on our business, financial performance, financial condition and cash flows.

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

In addition, competitors or others may allege that our systems, processes, marketing, data usage or technologies infringe on their intellectual property rights. Non-practicing entities may also bring baseless, but nonetheless costly to defend, infringement claims. We could be required to indemnify our clients, particularly in the case of larger projects and clients, if they are sued by a third party for intellectual property infringement arising from materials that we have provided to the clients in connection with our services and deliverables. We may not be successful in defending against such intellectual property claims, regardless of whether a successful defense can be established, or in obtaining licenses or an agreement to resolve any intellectual property disputes. Given the complex, rapidly changing and competitive technological and business environment in which we operate, and the potential risks and uncertainties of intellectual property-related litigation, we cannot provide assurances that a future assertion of an infringement claim against us or our clients will not cause us to alter our business practices, lose significant revenues, incur significant license, royalty or technology development expenses, or pay significant monetary damages or legal fees and costs. Any such claim for intellectual property infringement may have a material adverse effect on our business, reputation, financial performance, financial condition and cash flows.

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

We entered into a number of agreements with TELUS, including the TELUS MSA, the transition and shared services agreement, the master reseller agreement and the network infrastructure services agreement. These agreements were negotiated by us with TELUS and may not reflect terms that would have been agreed to in an arm’s-length negotiation between unaffiliated third parties. For more information on the agreements we have entered into, or will enter into, please refer to the section entitled “Item 7B—Related Party Transactions”.

SUBORDINATE VOTING SHARES RISKS

The dual-class structure contained in our articles has the effect of concentrating voting control with TELUS, which impacts our ability to influence corporate matters that are subject to a shareholder vote.

We have two classes of shares outstanding: multiple voting shares and subordinate voting shares. Our multiple voting shares have ten votes per share and our subordinate voting shares have one vote per share. TELUS and BPEA are the only shareholders who hold the multiple voting shares. As of the date hereof, TELUS has approximately 85.4% of the combined voting power of our outstanding shares and BPEA has approximately 10.5% of the combined voting power of our outstanding shares.

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

We entered into an amended shareholders’ agreement with TELUS and BPEA providing for certain director nomination and a number of special shareholder rights for TELUS. Under the terms of the shareholders’ agreement, we agreed that our Board will consist of 11 directors, unless TELUS determines otherwise. We also agreed to nominate six individuals designated by TELUS as directors for as long as TELUS continues to beneficially own at least 50% of the combined voting power of our outstanding multiple voting shares and subordinate voting shares. Should TELUS cease to own at least 50% of the combined voting power of our outstanding multiple voting shares and subordinate voting shares, we have agreed to nominate to our Board such number of individuals designated by TELUS in proportion to its combined voting power, for so long as TELUS continues to beneficially own at least 5% of combined voting power of our outstanding multiple voting shares and subordinate voting shares, subject to a minimum of at least one director. In addition, the shareholders’ agreement provides that: (1) for so long as TELUS continues to beneficially own at least 50% of the combined voting power of our multiple voting shares and subordinate voting shares, TELUS will be entitled, but not obligated, to select the chair of the Board and the chairs of the human resources committee (Human Resources Committee or HRC) and governance and nominating committee (Governance and Nominating Committee or GNC); and (2) for so long as TELUS has the right to designate a nominee to our Board, it will also be entitled, but not obligated, to designate at least one nominee to our Human Resources Committee and Governance and Nominating Committee and one nominee for our appointment to our audit committee (Audit Committee or AC); provided that such Audit Committee nominee will be independent, and in each case of (1) and (2), subject to compliance with the independence requirements of applicable securities laws and listing requirements of the NYSE and the TSX. Under the shareholders’ agreement, TELUS also has the right to designate one director as an observer to the Audit Committee. The shareholders’ agreement had originally provided for committee appointment rights for BPEA, but it has been amended to eliminate such rights. For more information on these director nomination rights, see “Item 7B—Related Party Transactions—Our Relationship with TELUS and BPEA—Shareholders’ Agreement”.

As of the date hereof, TELUS has approximately 85.4% of the combined voting power of our outstanding shares. Pursuant to the amended shareholders’ agreement, BPEA has agreed not to, directly or indirectly, sell, transfer or otherwise dispose of any multiple voting shares or subordinate voting shares in any transaction or series of transactions over a three-month period with gross proceeds of $30 million or more without first providing TELUS with a right to purchase such shares. Should such right of first offer be provided and exercised, the combined voting power of our outstanding shares held by TELUS may increase further. As long as TELUS controls at least 50% of the combined voting power of our outstanding shares, it will generally be able to determine the outcome of all corporate actions requiring shareholder approval, including the election and removal of directors. Even if TELUS were to control less than 50% of the combined voting power of our outstanding shares, it will be able to influence the outcome of such corporate actions due to its director appointment rights .

In addition, pursuant to the shareholders’ agreement, until TELUS ceases to hold at least 50% of the combined voting power of our outstanding shares, TELUS will have special shareholder rights related to certain matters including, among others, approving the selection, and the ability to direct the removal, of our chief executive officer, approving the increase or decrease of the size of our Board, approving the issuance of multiple voting shares and subordinate voting shares, approving amendments to our articles and authorizing entering into a change of control transaction, disposing of all or substantially all of our assets, and commencing liquidation, dissolution or voluntary bankruptcy or insolvency proceedings. As a result, certain actions that our Board would customarily decide will require consideration and approval by TELUS and our ability to take such actions may be delayed or prevented, including actions that our other shareholders, including you, may consider favorable. We will not be able to terminate or amend the shareholders’ agreement, except in accordance with its terms. See “Item 7B—Related Party Transactions—Our Relationship with TELUS—Shareholders’ Agreement”. We also entered into a collaboration and financial reporting agreement with TELUS that, among other things, specifies that certain matters or actions we take require advance review and consultation with TELUS. The agreement also stipulates certain actions that require Board approval. See “Item 7B—Related Party Transactions—Collaboration and Financial Reporting Agreement”.

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

TELUS controls a majority of the combined voting power in our company, which means we qualify as a controlled company within the meaning of the corporate governance standards of the NYSE. We have elected to be treated as a controlled company. Under these rules, we have elected not to comply with certain corporate governance requirements, including the requirements that: our Board is composed of a majority of independent directors, as defined under the NYSE listing requirements; our Human Resources Committee is composed entirely of independent directors; and our Nominating and Governance Committee is composed entirely of independent directors.

As a result, our Board is not composed of a majority of independent directors. Although our Audit Committee is composed entirely of independent directors, we do not expect that our Human Resources Committee and Governance and Nominating Committees will be composed entirely of independent directors for the foreseeable future.

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

Certain eligible management team members of WillowTree reinvested in our Company at the closing of the acquisition, in the form of securities to be settled over three years beginning in 2026, subject to certain performance-based criteria, in cash or in a combination of cash and up to 70% in subordinate voting shares at our option. Should we elect to settle such reinvestment securities in subordinate voting shares, holders of our subordinate voting shares will be subject to dilution. The greater the proportion of the reinvestment that we elect to settle in subordinate voting shares and the better the performance of WillowTree, the greater the expected extent of the dilution will be.

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

The relatively low trading volume of our subordinate voting shares may limit your ability to sell your shares. Although our subordinate voting shares are listed for trading on the NYSE and the TSX, the trading volume has not been significant. Additionally, a large percentage of our share capital currently consists of multiple voting shares, which are not listed for trading on an exchange. Reported average daily trading volume in our subordinate voting shares in 2023 has been approximately 220,170 subordinate voting shares on the NYSE and 211,657 subordinate voting shares on the TSX. Limited trading volume subjects our subordinate voting shares to greater price volatility in response to news in the market and may make it difficult for you to sell your subordinate voting shares at a price that is attractive to you. Low volume can also reduce liquidity, which could adversely affect the market price of our subordinate voting shares. In addition, in the past, when the market price of a security has been volatile, holders of that security have instituted securities class action litigation against the company that issued the security. If our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could adversely affect our profitability and reputation.

Future sales, or the perception of future sales, by us or our shareholders in the public market could cause the market price for our subordinate voting shares to decline.

Sales of a substantial number of our subordinate voting shares in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of subordinate voting shares or multiple voting shares that are convertible into subordinate voting shares, intend to sell, could reduce the market price of our subordinate voting shares. In December 2023, BPEA converted 32,550,000 of its multiple voting shares into subordinate voting shares.

We have no current plans to pay regular cash dividends on our shares and, as a result, you may not receive any return on investment unless you sell your shares for a price greater than that which you paid for it.

We do not anticipate paying any regular cash dividends on our shares for the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of our Board and will depend on, among other things, our financial performance, financial condition, cash requirements, contractual restrictions and other factors that our Board may deem relevant. In addition, our ability to pay dividends is, and may be, limited by covenants of existing and any future outstanding indebtedness we or our subsidiaries incur. Therefore, any return on investment in our shares is solely dependent upon the appreciation of the price of our shares on the open market, which may not occur. See “Item 8A—Consolidated Statements and Other Financial Information—Dividend Policy” for more detail.

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

We are a corporation incorporated under the laws of the Province of British Columbia with our principal place of business in Vancouver, Canada. Some of our directors and officers and the experts named herein are residents of Canada and all or a substantial portion of our assets and those of such persons are located outside the United States. Consequently, it may be difficult for U.S. investors to effect service of process within the United States upon us or our directors or officers or such experts who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the U.S. Securities Act of 1933, as amended (Securities Act). Investors should not assume that Canadian courts: (1) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or blue sky laws of any state within the United States or (2) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or any such state securities or blue sky laws.

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

Based on the Company’s income, assets and business activities, the Company does not believe that it was a “passive foreign investment company” (PFIC) for its 2023 taxable year and the Company expects that it will not be classified as a PFIC for U.S. federal income tax purposes for its current taxable year or in the near future. The determination of PFIC status is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond the Company’s control, including the relative values of the Company’s assets and its subsidiaries, and the amount and type of their income. As a result, there can be no assurance that the Company will not be a PFIC in 2024 or any subsequent year or that the IRS will agree with the Company’s conclusion regarding its PFIC status and would not successfully challenge our position. If we are a PFIC for any taxable year during which a U.S. person holds our subordinate voting shares, such U.S. person may suffer certain adverse U.S. federal income tax consequences, including the treatment of gains realized on the sale of subordinate voting shares as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on subordinate voting shares by individuals who are U.S. persons, the addition of interest charges to the tax on such gains and certain distributions and increased U.S. federal income tax reporting requirements. If, contrary to current expectations, we were a PFIC for U.S. federal income tax purposes, certain elections (such as a mark-to-market election or qualified electing fund election) may be available to U.S. shareholders that may mitigate some of these adverse U.S. federal income tax consequences. U.S. purchasers of our subordinate voting shares are urged to consult their tax advisors concerning United States federal income tax consequences of holding our subordinate voting shares if we are considered to be a PFIC. See the discussion under “Item 10E—U.S. Federal Income Tax Considerations for U.S. Persons—PFIC Rules”.

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

Our articles also permit us to issue an unlimited number of preferred shares, issuable in series and, subject to the requirements of the BCBCA, having such designations, rights, privileges, restrictions and conditions, including dividend and voting rights, as our Board may determine and which may be superior to those of the subordinate voting shares. The issuance of preferred shares could, among other things, have the effect of delaying, deferring or preventing a change in control of the Company and might adversely affect the market price of our subordinate shares. We have no current or immediate plans to issue any preferred shares. Subject to the provisions of the BCBCA and the applicable requirements of the NYSE and the TSX, we are not required to obtain the approval of the holders of subordinate voting shares for the issuance of preferred shares or to determine the maximum number of shares of each series, create an identifying name for each series and attach such special rights or restrictions as our Board may determine. See “Item 10B—Memorandum and Articles of Association”.
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
We are subject to the informational requirements of the Exchange Act and applicable Canadian securities laws and are required to file or furnish, as applicable, reports and other information with the SEC and applicable Canadian securities laws. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. Filings in Canada are made on the Company’s SEDAR+ profile at www.sedarplus.ca . which is administered by the Canadian securities administrators.

B.Business Overview
Our Operations and Principal Activities

We design, build and deliver next-generation solutions, including AI and content moderation, to enhance the CX for global and disruptive brands. The Company’s services support the full lifecycle of its clients’ AI-led transformation journeys, enabling them to more quickly embrace disruptive or emerging technologies to deliver better business outcomes.

TELUS International’s integrated solutions span AI advisory, digital strategy, innovation, consulting and design, transformation lifecycle including managed solutions, intelligent automation and end-to-end AI data solutions including computer vision capabilities, as well as omnichannel CX and trust and safety solutions including content moderation.

Fueling all stages of company growth, we partner with brands across high growth industry verticals, including tech and games, communications and media, eCommerce and fintech, banking, financial services and insurance, healthcare, retail, consumer, energy and utilities, and travel and hospitality. Given that we are a service-based company, we rely on the strength of our global team’s experience and knowledge to serve our customers’ needs and tend not to use raw materials.

Our Global Team and the Markets Where We Compete

As of December 31, 2023, we have more than 75,000 team members in 32 countries around the world. Our delivery locations are strategically selected based on a number of factors, including access to diverse, skilled talent, proximity to clients and our ability to deliver our services over multiple time zones and in multiple languages.

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

To deliver services for TELUS International AI Data Solutions, we use a crowdsourcing model, which allows us to access talent that is global, flexible and scales to meet the geographic, demographic or cultural data needs of our clients. Contributors are provided with purpose-built educational materials and tools and, through our proprietary platform, we have the ability to track each contributor’s ’ efficiency, virtually oversee quality management protocols, and process payments to our one million annotators across more than 118 countries. This AI community is organized through a framework that provides for contributor sourcing, education and management that is supported by team members around the world.

In Asia-Pacific, we have 15 delivery locations. Our talent acquisition in Asia-Pacific benefits from a local emphasis on education, creating a highly qualified workforce with extensive language capabilities. In India and the Philippines, for example, we are able to attract skilled team members with expertise in next-generation technology with substantial language capabilities.

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

In Europe, we have 27 delivery locations, with a number of these locations being in close proximity to client locations. Our multilingual team members are selected from a skilled talent pool in a centrally located geographic location. For example, in Bulgaria, we are able to employ an educated and skilled team; in Romania, there is a large talent pool with technology skills; and in Ireland, talent converges from many global origination points, creating a diversified talent pool. We also have extensive coverage in Germany, where we can focus on meeting the high demand for German-language support but also benefit from the availability of many skilled workers, who are drawn to Germany as one of the largest global and European Union economies. In Türkiye, as a transcontinental country that sits between Europe and Asia, we benefit from multilingual resources who speak Turkish, Kurdish and Arabic.

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

In Africa, as part of our ongoing strategic geographic expansion efforts, we established a presence in South Africa and Morocco during 2023. Our new facility in Cape Town, South Africa enables us to tap into the large pool of native English speaking talent, while in Casablanca, Morocco our site leverages a rich and multilingual talent pool with proficiency in languages such as Arabic, French, English and Spanish. Both of these locations align favorably with time zones for efficient delivery into North American and European markets, ensuring cultural alignment, quality, and scalability.

For details regarding our revenue by industry verticals and geographic regions, please see “Item 5A—Operating Results—Revenue”.

Our Customers

Our more than 650 clients include companies that believe customer experience is critical to their success. We seek to work with disruptive companies and leaders in their respective sectors. We have built long-tenured relationships with these companies within our core targeted industry verticals, including tech and games, communications and media, eCommerce and fintech, banking, financial services and insurance, healthcare, retail, consumer, energy and utilities, and travel and hospitality. Within some of these industry verticals, we serve clients across several sub-sectors. For example, within tech and games, we serve some of the leading social networks and search engines, as well as high-growth online games, ride sharing and real estate technology companies. Additionally, we partner with leading providers of digital assistants, search engines and advertising networks in the delivery of our TELUS International AI solutions. Within eCommerce and fintech we serve both traditional and next-generation payments and point of sale providers, business-to-business and business-to-consumer software-as-a-service companies, online marketplaces and large financial services institutions.

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

Company History and Evolution

Since our founding in 2005, we have evolved and grown our business from an in-house customer care provider for TELUS to a CX innovator that designs, builds and delivers next-generation solutions, including AI and content moderation, for global and disruptive brands. Today, we believe we have a category-defining value proposition with a unique approach to combining both AI-fueled technology transformation and CX capabilities.

In February 2021, TELUS International completed the largest, at that time, technology IPO in the history of the TSX. With an initial market capitalization of CAD$8.5 billion, TELUS International’s IPO surpassed TELUS’ valuation from 2000, and became the fifth largest IPO in TSX history by total proceeds raised.

From 2005, when TELUS acquired a controlling interest in Ambergris Solutions, a boutique CX provider in the Philippines catering to traditional U.S.-based enterprise clients, to present, we have made a number of additional significant organic investments, as well as acquisitions, with the goal of better serving our growing portfolio of global clients. We expanded our delivery platform to access highly qualified talent in multiple geographies, including in Asia, Central America, Europe and North America, and developed a broader set of complex, digital-centric capabilities. It was clear to us that digital enablement would become increasingly vital for our clients, and as a result we focused our expansion strategy on developing this expertise organically and, in some cases, accelerating our growth through strategic acquisitions. Continuing this journey, we added WillowTree, a premier, full-service digital product provider focused on end-user experiences, to TI’s portfolio and further expanded our global footprint by establishing presence in South Africa and Morocco in 2023.

Unique and Caring Culture

Our unique and caring culture

In 2023, we introduced our newly evolved TELUS International values:
•we passionately put our customers and our communities first;
•we embrace change and innovate courageously; and
•we grow together through spirited teamwork.
Our unique and caring culture is rooted in the principles of ESG

Our ESG priorities are:
•supporting a sustainable planet for all by embracing the principles of refuse, reduce, reuse, repurpose and recycle;
•hiring, motivating and promoting our diverse talented team, who exceed customer expectations through impact sourcing programs;
•giving back to the communities where we live, work and serve by creating meaningful and lasting impact through the efforts of our team members; and
•adhering to principles of strong corporate governance.

TELUS International’s unique caring culture promotes diversity, equity, and inclusivity through its policies, team member resource groups and workshops, and equal employment opportunity hiring practices across the regions where it operates.

Since 2007, the Company has positively impacted the lives of more than 1.2 million citizens around the world, building stronger communities and helping those in need through large-scale volunteer events and charitable giving.

In 2023, our social impact and volunteer initiatives were focused on:
•Children’s education: School construction and renovations, educational scholarships, IT equipment and educational materials donations to educational institutions, teen entrepreneurship learning sessions and tutoring sessions.
•Community Employment Programs: HOPE, Work for Her which provide training, mentorship, language skills etc.
•Health & Wellness: Blood donation drives, mental health awareness events, food drives and fitness camps.

•Environmental Initiatives: Improving the environment by planting 25,100 trees (Guatemala, India, and the Philippines), installing 270 eco stoves and an equal number of water filtration systems (El Salvador and Guatemala), as well as supporting biodiversity through bees and bee hives with 590,000 new bees (Romania, Guatemala and Ireland).

In 2023, five TELUS International Community Boards contributed $500,000 to charitable projects in Bulgaria, El Salvador, Guatemala, the Philippines and Romania. The TELUS International Community Boards have provided $5.6 million in funding to grassroots charitable organizations since 2011.
ESG Oversight

Our Board oversees the ESG strategy and direction for our Company, facilitated through biannual ESG updates from our executive leadership team, primarily from the Chief Corporate Officer and the Chief Legal Officer & Corporate Secretary. The Board oversees the ESG priorities, commitments and policies that we set, including oversight of climate-related risks and opportunities and broader climate change strategy.

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

The 2023 TELUS International Sustainability Report will be released in early 2024.

Our Growth Strategy

Our Company uses a number of direct marketing techniques such as a lead-generating website and social media promotion, thought leadership pieces, and search engine optimization, focused on niche and targeted markets. Our sales strategies are tailored to our core targeted industry verticals, including tech and games, communications and media, eCommerce and fintech, banking, financial services and insurance, healthcare retail, consumer, energy and utilities, and travel and hospitality.

We are dedicated to building on our current capabilities in digital transformation and customer experience management by deploying the following growth strategies:

Expand Our Current and Potential Services with Existing Clients. We seek to deepen existing client relationships by providing our clients with more of our existing services, as well as developing new adjacent services to address their evolving digital enablement and customer experience needs. We believe we have a significant opportunity to grow within our existing client base by deploying more of our existing solutions, such as AI advisory, digital product engineering, cloud migration and content moderation. We have successfully expanded the number of services we offer our top ten clients and plan to similarly expand with the balance of our portfolio. For example, all of our top ten clients use multiple TELUS International services.

Furthermore, we believe that we have visibility into areas of fast-growing and high-value adjacent service offerings that are relevant to our clients by virtue of several factors, including our domain expertise, our strength in customer experience, technology transformation, digital product engineering, AI data-annotation services and our ability to understand and anticipate our clients’ challenges. We seek to continue to leverage these strengths to identify new opportunities and capitalize on emerging trends to deliver greater value and to further grow within our client base. Additionally, our ability to hire, onboard and manage a large community of qualified annotators, and further develop our proprietary crowdsourcing platform and tools, positions us to expand our existing relationships with technology and large enterprise clients.

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

Leverage Technology and Process to Drive Continuous Improvement. We strive to continuously iterate and improve upon our operations to optimize the overall efficiency of our organization, enhance operating leverage and margins and better serve our clients. For example, in 2023, we continued to review our operations and implemented a number of cost optimization and efficiency efforts, including a global restructuring program to address lower service volumes from certain clients.

Our organization has over 5,600 “Six Sigma” trained and over 3,600 certified team members that help us better leverage our technologies, processes, policies and practices to improve operational excellence and drive productivity at scale. These capabilities create the opportunity to reinvest in key initiatives and implement best-in-class technologies across functional areas, which we believe will further expand our competitive and operational advantages.

Our approach to innovation includes applying methodologies and technologies internally, including AI, to evaluate viability and scalability before deploying our solutions to clients. We aim to continue growing both organically and inorganically, and we believe that the returns generated by our focus on technology-enabled efficiency across the organization will increase.

In 2023, we implemented a focused review of our sales organization and strategy, with support from TELUS to align with their established best-practices. The review focused on a number of key strategic and operational improvements, including aligning our organizational structure and skill sets with our go-to-market strategy, looking for opportunities to improve client diversification, implementing sales process improvements and augmenting them through the use of technology and AI and implementing practices to better leverage our customer relationships and cross-selling opportunities.

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

Our Market Opportunity

Our solutions and services are relevant across multiple markets including IT services for Digital Transformation (DX) and Digital Customer Experience Management (DCXM):

DX. Companies are increasingly partnering with third-party providers to implement AI, meet their digital transformation challenges, which include designing solutions that facilitate an omnichannel experience, building scalable infrastructure and delivering new digital channels. To keep systems scalable, an increasing number of companies are opting for cloud-based solutions and seeking to automate processes where possible.

DCXM. DCXM represents the next evolution of customer experience management. We believe that digital customer experience has become increasingly important to companies, as highly engaged users dictate the nature and frequency of interactions. Customers ascribe value to seamless interactions and are willing to reward positive experiences with loyalty and repeat business. As customers have shifted toward digital channels, leveraging next-generation technologies to deliver a unified and satisfying customer experience has become paramount.

We believe we are well-positioned to serve these markets and, as a result, we have a significant market opportunity due to the overall industry growth rate, low penetration to date and strong exposure to the comparatively higher-growth DCXM sector of the market.

New Economy Services. To complement our DCXM capabilities, we provide several adjacent new economy services such as content moderation and data annotation. Content moderation includes review and compliance services of user-generated content on social media and other platforms. The necessity of moderating content on digital platforms has prompted enterprises to seek specialized services to accommodate changes in the uncertain, highly regulated environment. GenAI is expected to accelerate content creation, increasing demand for these services. To support our clients’ development of AI-powered solutions, we offer fully-managed data annotation services that include collection, annotation and validation of training data to support a broad range of use cases, ranging from computer vision and data categorization to search relevance for advanced AI applications such as facial recognition, autonomous vehicles, medical imaging and more. We anticipate continued growth in these services in the future. AI data solutions is another market we serve that we have seen experiencing high demand, especially with increased investments in foundational model development requiring supervised fine tuning (SFT) and reinforcement learning via human feedback (RLHF) solutions.

GenAI. In October 2023, we announced the launch of Fuel iX, our solution incorporating GenAI to deliver end-to-end CX innovation and AI-fueled intelligent experiences (iX). With Fuel iX, we are providing a comprehensive suite of services, combining digital consulting, data services and analytics, web and mobile application development, and an AI-fueled platform. The solution enables companies to overcome disjointed data and organization silos, and embeds AI in day-to-day CX operations and workflows.

Dependencies

Our Company is not heavily dependent on patents or licenses, industrial, commercial or new manufacturing processes.
However, we have derived and believe that, in the near term, we will continue to derive a significant portion of our revenue from a limited number of large clients. Three clients (TELUS, Google, and a leading social media company) account for a significant portion of our revenue and loss of or reduction in business from, or consolidation of, these or any other major clients could have a material adverse effect on our business, financial condition, financial performance and prospects.
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
•customer experience providers such as Concentrix Corp., TaskUs, Inc., Teleperformance S.A., and TTEC Holdings, Inc.;
•providers with a primary focus on data annotation such as Appen Limited and ScaleAI, Inc.; and
•software solutions such as conversational AI platforms, where the competition is emerging.

We believe that the main competitive factors in our business include digital capabilities, comprehensiveness of offerings, vertical and process expertise, global delivery capabilities, team member engagement and retention, reputation, track record and financial stability. We believe that we are well-positioned to compete effectively with respect to each of these factors.

Regulatory Context

We are subject to a number of national, state, provincial and local laws and regulations in Canada, the United States and in each of the countries where we provide our services and where we operate our delivery locations. These laws and regulations cover a wide range of areas including anti-corruption, internal and disclosure control obligations, data privacy and protection, wage and-hour standards, employment and labor relations, trade protections and restrictions, import and export control, tariffs, taxation, sanctions, data and transaction processing security, payment card industry data security standards, collections, records management, user-generated content hosted on websites we operate, privacy practices, data residency, corporate governance, anti-trust and competition, team member and third-party complaints, telemarketing regulations, telephone consumer regulations, government affairs and other regulatory requirements affecting trade and investment. Further, we are seeing an increasing number of countries adopting content moderation and AI-related regulations, including in particular in the European Union and Canada. Some of the laws and regulations to which we are subject, and the interpretations of those laws and regulations, are still evolving and being tested in courts and could be applied or interpreted in unanticipated ways that could harm our business. See “Item 3D—Risk Factors— Business & Operational Risks —We and our clients are subject to laws and regulations globally, which increases the difficulty of compliance and may involve significant costs and risks. Any failure to comply with applicable legal and regulatory requirements could have a material adverse effect on our business, financial performance, financial condition and cash flows”.

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

Data Protection. We are typically required to process, and sometimes collect and/or store sensitive data of our clients and their customers, including, but not limited to, personal data regulated by the GDPR in the European Union, The Personal Information Protection and Electronic Documents Act and equivalent provincial statutes in Canada, the California Consumer Privacy Act and the California Invasion of Privacy Act in California, the Personal Data Protection Bill of 2018 in India, the Data Privacy Act of 2012 in the Philippines, and similar laws and regulations in each of the countries in which we operate and where we provide services. This data may include personally identifiable information such as names, addresses, social security numbers, personal health information, credit card account numbers, checking and savings account numbers and payment history records, such as account closures and returned checks. In addition, we collect and store data regarding our team members. The laws and regulations we are subject to impose various data protection requirements and other industry-specific regulations. The GDPR, for example, imposes privacy and data security compliance obligations and penalties for noncompliance. In particular, the GDPR has introduced numerous privacy-related changes for companies operating within and outside the European Union, including greater control for, and rights granted to, data subjects, increased data portability for European Union consumers, data breach notification requirements, restrictions on automated decision-making and increased fines. Additionally, foreign governments outside of the European Union are also taking steps to fortify their data privacy laws and regulations. For example, Brazil, China, India, the Philippines, certain countries in Central America and Asia and certain U.S. states where we operate and in some of the other countries where our client’s customers reside have implemented or are considering GDPR-like data protection laws which could impact our engagements with clients (existing and potential), vendors and team members in those countries. We actively monitor data and privacy regulations in the countries in which we operate and in the countries where our clients’ customers reside to develop policies and processes responsive to new regulations. See “Item 3D— Risks Factors—Business & Operational Risks—The unauthorized disclosure of sensitive or confidential client and customer data could expose us to protracted and costly litigation, damage our reputation and cause us to lose clients”.

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

Taxation. Several of our facilities, primarily located in the Philippines and India, benefit from tax incentives designed to encourage foreign investment. In the Philippines, these incentives are administered by the Philippine Economic Zone Authority (PEZA) and initially provide a four-year tax exemption for each PEZA registered location, followed by a preferential tax rate of 5% of gross profit. The CREATE Act, signed into law in the Philippines in March 2021, grandfathers existing incentives but limits the 5% tax on gross profit period to 10 years. CREATE established a new incentive program with similar benefits including an income tax exemption period followed by either the 5% preferential tax on gross profit or the proposed regular corporate tax rate of 25% but with enhanced tax deductions. Certain of our delivery locations in India, which were established in Special Economic Zones, are eligible for tax incentives that are expected to be phased out commencing 2024 through 2034. These delivery locations were eligible for a 100% income tax exemption for the first five years of operation and a 50% exemption for a period of up to 10 years thereafter if certain conditions are met. Additionally, there were new delivery locations established during the fiscal year ended December 31, 2019, which are eligible for tax incentives until 2034. See “Item 3D Risk Factors—Business & Operational Risks —Our financial condition could be negatively affected if countries reduce or withdraw tax benefits and other incentives currently provided to companies within our industry or if we are no longer eligible for these benefits”, “Item 3D—Risk Factors—Risks Related to Our Business—Our business may not develop in ways that we currently anticipate and demand for our services may be reduced due to negative reaction to offshore / nearshore outsourcing or automation, such as through the use of artificial intelligence”, “Item 3D—Risk Factors—Risks Related to Our Business—Tax legislation and the results of actions by taxing authorities may have an adverse effect on our operations and our overall tax rate”, “Item 3D—Risk Factors—Business & Operational Risks—Certain income of our non-Canadian subsidiaries may be taxable in Canada, and if the Canadian tax authorities were to successfully dispute the quantum of such income, our tax expense and tax liability may increase”, “Item 3D—Risk Factors—Risks Related to Our Subordinate Voting Shares—There could be adverse tax consequence for our shareholders in the United States if we are a passive foreign investment company”.

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
C.Organizational Structure
TELUS is our controlling shareholder. See “Item 7A—Major Shareholders”. As at December 31, 2023, we have the following “significant subsidiaries”, as such term is defined in Rule 1-02 of Regulation S-X under the Securities Act, all of which are directly or indirectly wholly-owned by TELUS International:
•TELUS International Philippines, Inc. (Philippines)
•TELUS International Services Limited (Ireland)
•TELUS International AI Inc. (Delaware)

D.Property, Plant And Equipment
At December 31, 2023, we had 68 delivery locations and global operations in 32 countries. We also have two corporate offices located in Toronto and Vancouver. All of our facilities are leased, with a total leased area of approximately 417,553 square meters (approximately 4,494,503 square feet).
ITEM 4A    UNRESOLVED STAFF COMMENTS
None.
ITEM 5    OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A.Operating Results
Overview
We are a leading digital customer experience (CX) innovator that designs, builds and delivers next-generation solutions, including AI and content moderation, for global and disruptive brands. Our services support the full lifecycle of our clients’ AI-fueled technology transformation journeys and enable them to more quickly embrace next-generation digital technologies to deliver better business outcomes. We work with our clients to shape their digital vision and strategies, design scalable processes and identify opportunities for innovation and growth. We bring to bear expertise in advanced technologies and processes, as well as a deep understanding of the challenges faced by all of our clients, including some of the largest global brands, when engaging with their customers. Over the last 19 years, we have built comprehensive, end-to-end capabilities with a mix of industry and digital technology expertise to support our clients in their customer experience and digital enablement transformations.
TELUS International was born out of an intense focus on customer service excellence, continuous improvement and a values-driven culture under the ownership of TELUS Corporation, a leading communications and information technology company in Canada. Since our founding, we have made a number of significant organic investments and acquisitions, with the goal of better serving our growing portfolio of global clients. We have expanded our agile delivery model to access highly qualified talent in multiple geographies, including Asia-Pacific, Central America, Europe, North America and Africa, and developed a broader set of complex, digital-centric capabilities.
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
We have expanded our focus across multiple industry verticals, targeting clients who believe exceptional customer experience is critical to their success. We believe we have a category-defining value proposition with a unique approach to combining both digital transformation and CX capabilities. We have built comprehensive, end-to-end capabilities with a mix of industry and digital technology expertise to support our clients in their customer experience and digital transformation journeys. Our services support the full scope of our clients’ digital transformations and enable clients to more quickly embrace next-generation digital technologies to deliver better business outcomes. We provide AI advisory, technology transformation, digital product engineering, AI data-annotation, and CX process and delivery solutions to fuel our clients’ growth. Our highly skilled and empathetic team members together with our deep expertise in customer experience processes, next-generation technologies and expertise within our industry verticals are core to our success. We combine these with our ability to discover, analyze and innovate with new digital technologies in our centres of excellence to continuously evolve and expand our solutions and services.
We have built an agile delivery model with global scale to support next-generation, digitally-led customer experiences. Substantially all of our delivery locations are connected through a carrier-grade infrastructure backed by cloud technologies, enabling globally distributed and virtualized teams. The interconnectedness of our teams and ability to seamlessly shift interactions between physical and digital channels enables us to tailor our delivery strategy to clients’ evolving needs. As at December 31, 2023, we have over 75,000 team members in 68 delivery locations and global operations across 32 countries.

Our delivery locations are strategically selected based on a number of factors, including access to diverse, skilled talent, proximity to clients and ability to deliver our services over multiple time zones and in multiple languages. We have established a presence in key global markets, which supply us with qualified, cutting-edge technology talent and have been recognized as an employer of choice in many of these markets. In addition, TELUS International AI Data Solutions utilizes the services of crowdsourced contractors that are geographically dispersed across the globe.
Today, our clients include companies across multiple verticals, including Tech and Games, Communications and Media, eCommerce and FinTech, Healthcare, and Banking, Financial Services and Insurance, among others. Our relationship with TELUS Corporation, our largest client and controlling shareholder, has been instrumental to our success. TELUS Corporation provides access to revenue visibility, stability and growth, as well as strategic partnership for co-innovation within our Communications and Media and Healthcare industry verticals. Our master services agreement with TELUS Corporation (TELUS MSA) provides for a term of ten years beginning in January 2021 and a minimum annual spend of $200 million, subject to adjustment in accordance with its terms. For more information, see “Item 7B—Related Party Transactions—Our Relationship with TELUS—Master Services Agreement”.
Business Acquisitions
We enhance our service offerings and delivery platform through both organic growth and strategic acquisitions that support our strategy to design, build and deliver customized solutions for our clients. Our results are impacted by the effects of the initial purchase accounting, as required by IFRS-IASB, which typically includes the recognition of significant intangible assets which result in higher amortization expense in future periods. Our results are also impacted by additional interest expense when an acquisition is financed with incremental borrowings. As a result of our acquisitions, our year-over-year financial results may not be comparable.
On July 2, 2021, we completed the acquisition of Playment, a Bangalore, India-based leader in computer vision tools and services specialized in 2D and 3D image, video and LiDAR (light detection and ranging). The acquisition builds upon our existing domain expertise and experience in data annotation, positioning us to support technology and large enterprise clients developing AI-powered solutions across a variety of markets. In 2021, we rebranded the Lionbridge AI business to TELUS International AI Data Solutions and added the capabilities of Playment. TIAI is one of only two globally-scaled, managed AI training data and data annotation services and platform providers in the world. The purchase consideration for this acquisition was immaterial.
On January 3, 2023, we acquired 86% of the equity interest of WillowTree, a full-service digital product provider focused on end user experiences, such as native mobile applications and unified web interfaces. The total purchase consideration for WillowTree was $1,175 million, net of assumed debt of WillowTree, comprising of $856 million in cash, $125 million of our subordinate voting shares, and $194 million in provisions for the written put options (see Note 14(c)—Intangible assets and goodwill—Business acquisitions to the audited consolidated financial statements as at and for the year ended December 31, 2023, included in this Annual Report for additional details).
In connection with the WillowTree acquisition, we amended and expanded our existing credit facility to an aggregate $2 billion credit facility, consisting of an $800 million revolving credit facility and an amortizing $1.2 billion in term loan maturing in five years (see Note 16(b)—Long-term debt—Credit facility to the audited consolidated financial statements as at and for the year ended December 31, 2023, included in this Annual Report for additional details).
On March 31, 2023, we acquired 100% of Intersect-HP, a South African CX provider that delivers a hybrid “work from anywhere” model utilizing behavioral intelligence and intelligent technology. The purchase consideration for this acquisition was immaterial.
On May 2, 2023, we acquired 100% of Humania BPO, a Canadian-based company specializing in international customer service management and outsourcing with offices in North America, Europe and Africa, offering expertise by leveraging its French, English, Spanish and German speaking customer experience consultants. The purchase consideration for this acquisition was immaterial.

Results of Operations

	Years Ended December 31
(millions, except per share amounts and percentages)	2023	2022	2021
Revenue	$2,708	$2,468	$2,194

Operating Expenses
Salaries and benefits	1,664	1,393	1,222
Goods and services purchased	461	468	432
Share-based compensation	21	25	75
Acquisition, integration and other	55	40	23
Depreciation	141	124	115
Amortization of intangible assets	183	134	142
	2,525	2,184	2,009
Operating Income	183	284	185
Changes in business combination-related provisions	(20)	—	—
Interest expense	144	41	44
Foreign exchange	—	(7)	(1)
Income before Income Taxes	59	250	142
Income taxes	5	67	64
Net Income	$54	$183	$78
Earnings per Share
Basic Earnings per Share	$0.20	$0.69	$0.30
Diluted Earnings per Share	$0.18	$0.68	$0.29
Other financial information
Net Income Margin	2.0%	7.4%	3.6%
Adjusted Net Income(1)	$252	$332	$267
Adjusted Basic Earnings per Share(1)	$0.92	$1.25	$1.01
Adjusted Diluted Earnings per Share(1)	$0.91	$1.23	$1.00
Adjusted EBITDA(1)	$583	$607	$540
Adjusted EBITDA Margin(1)	21.5%	24.6%	24.6%
Cash provided by operating activities	$498	$437	$311
Free Cash Flow(1)	$405	$333	$210
Gross Profit(1)	$674	$716	$634
Gross Profit Margin(1)	24.9%	29.0%	28.9%
Adjusted Gross Profit(1)	$998	$974	$891
Adjusted Gross Profit Margin (%)(1)	36.9%	39.5%	40.6%
_________________________________________________
(1)Adjusted Net Income, Gross Profit, Adjusted Gross Profit, Adjusted EBITDA, and Free Cash Flow are non-GAAP financial measures. Adjusted Basic Earnings per Share, Adjusted Diluted Earnings per Share, Adjusted EBITDA Margin, Gross Profit Margin and Adjusted Gross Profit Margin are non-GAAP ratios. These non-GAAP financial measures and ratios do not have a standardized meaning under IFRS-IASB and are therefore unlikely to be comparable to similar measures presented by other issuers. See “—Non-GAAP Financial Measures and Non-GAAP Ratios” for a reconciliation to the most directly comparable GAAP measure.

Revenue
We earn revenue pursuant to contracts with our clients that generally take the form of a master services agreement (MSA), or other service contracts. MSAs, which are framework agreements with terms generally ranging from three to five years, with the vast majority having a term of three years, are supplemented by statements of work (SOWs) that identify the specific services to be provided and the related pricing for each service. There are a number of factors that impact the pricing of the services identified in each SOW or service contract, including, but not limited to, the nature and scope of services being provided, service levels and, under certain of our MSAs, our ability to share, to a certain extent, our higher costs of services and foreign exchange risk arising from currency fluctuations. The majority of our revenue is earned based on a time and materials billing model.
Most of our contracts, other than with TELUS Corporation, do not commit our clients to a minimum annual spend or to specific volume of services. Although the contracts we enter into with our clients provide for terms that range from three to five years, the arrangements may be terminated by our clients for convenience with limited notice and without payment of a penalty or termination fee. Additionally, our clients may also delay, postpone, cancel or reduce the volume of certain of the services we provide without canceling the whole contract. Many of our contracts contain provisions that would require us to pay penalties to our clients and/or provide our clients with the right to terminate the contract if we do not meet pre-agreed service level requirements.
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
Comparison of Years Ended December 31, 2023 and 2022. Our revenue increased $240 million, or 10%, to $2,708 million for the year ended December 31, 2023, of which $186 million was from WillowTree, and excluding WillowTree, our revenue was $2,522 million, an increase of $54 million, or 2%. The increase was due to growth in services provided to existing clients, including TELUS Corporation and Google, as well as new clients added since the same period in the prior year, which was partially offset by lower revenues from one of our largest clients, a leading social media company, as well as a global financial institution client. During the year ended December 31, 2023, revenue growth included a favorable foreign currency impact of less than 1%, due to the higher average EUR:USD exchange rate associated with the weakening U.S. dollar against the European euro, as compared to the same period in the prior year. Revenue from our top 10 clients for the year ended December 31, 2023, was 63%, compared to 65% for the year ended December 31, 2022.
Comparison of Years Ended December 31, 2022 and 2021. Our revenue increased $274 million, or 12%, to $2,468 million for the year ended December 31, 2022, driven by growth in services provided to existing clients as well as new clients added since the prior year. Revenue growth included an unfavorable foreign currency impact of approximately 4% due to the lower average EUR:USD exchange rate associated with the strengthening U.S. dollar against the European euro, as compared to the average rate in 2022. Revenue from our top 10 clients for the year ended December 31, 2022, was 65%, compared to 61% for the year ended December 31, 2021.
For the years ended December 31, 2023, 2022 and 2021, three clients each accounted for more than 10% of our revenues. TELUS Corporation, our controlling shareholder and largest client for the year ended December 31, 2023, accounted for approximately 20.6%, 17.3% and 16.1% of our revenue for the years ended December 31, 2023, 2022 and 2021, respectively. Our second largest client for the year ended December 31, 2023, Google, accounted for approximately 13.1%, 11.9% and 11.0% of our revenue for the years ended December 31, 2023, 2022 and 2021, respectively. Our third largest client for the year ended December 31, 2023, a leading social media company, accounted for 11.2%, 15.8% and 17.7% of our revenue for the years ended December 31, 2023, 2022 and 2021, respectively.
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

We earn revenue pursuant to contracts with our clients, who operate in various industry verticals. The following table presents our earned revenue disaggregation for our five largest and other industry verticals:

	Years Ended December 31
(millions)	2023	2022	2021
Revenue by Industry Vertical
Tech and Games	$1,181	$1,148	$999
Communications and Media	645	580	537
eCommerce and FinTech	286	292	259
Healthcare	159	58	47
Banking, Financial Services and Insurance	150	159	97
All others	287	231	255
Total	$2,708	$2,468	$2,194
Our consolidated revenue has grown from 2021 to 2023. During the year ended December 31, 2023, compared to the year ended December 31, 2022, revenue for our Tech and Games, Communications and Media, and Healthcare industry verticals increased 3%, 11%, and 174%, respectively, while our eCommerce and FinTech and Banking, Financial Services and Insurance industry verticals decreased 2% and 6%, respectively. During the year ended December 31, 2022, compared to the year ended December 31, 2021, revenue for our Tech and Games, Communications and Media, eCommerce and FinTech, Healthcare, and Banking, Financial Services and Insurance industry verticals increased 15%, 8%, 13%, 23%, and 64%, respectively. The revenue growth from our Tech and Games industry vertical during 2023, compared to 2022, was driven by continued growth experienced with a number of our technology clients and the addition of new clients, which was partially offset by lower revenue from one of our largest clients, a leading social media company, while in 2022, compared to 2021, the increase was driven by continued growth within our existing clients and the addition of new clients through organic channels. Revenue growth in the Communications and Media industry vertical was predominantly driven by higher revenue from TELUS Corporation. Revenue in our eCommerce and FinTech industry vertical declined slightly in 2023, compared to 2022, due to a decline in service volumes from our FinTech clients partially offset by higher service volumes in our eCommerce clients, while in 2022, compared to 2021, the revenue growth was primarily attributable to new clients and growth within our existing client base. Revenue growth in the Healthcare industry vertical was primarily due to additional services provided to the healthcare business unit of TELUS Corporation. The revenue decline in our Banking, Financial Services and Insurance industry vertical during 2023, compared to 2022, was primarily due to lower service volumes from a global financial institution client, partially offset by the addition of new clients from our acquisition of WillowTree, while in 2022, compared to 2021, the revenue growth was due to growing service volumes from the same global financial institution client. Across all of our verticals, during the year ended December 31, 2023, as compared to the year ended December 31, 2022, the reported revenue growth rates were not materially impacted by foreign currency movements, while during the year ended December 31, 2022, compared to the year ended December 31, 2021, the reported revenue growth rates were negatively impacted by unfavorable EUR:USD currency movements.
We serve our clients, who are primarily domiciled in North America and Europe, from multiple delivery locations across various geographic regions. In addition, our TIAI clients are largely supported by crowdsourced contractors that are globally dispersed and not limited to the physical locations of our delivery centres. In general, revenue growth in each geographic region, excluding Europe, corresponds with the overall growth of the business and our consolidated revenue. The decline in revenue earned in Europe during the year ended December 31, 2023, compared to the prior comparative year, was primarily due to lower service volumes from our technology clients serviced from this region, while the decline during the year ended December 31, 2022, compared to the prior comparative year, was primarily due to the unfavorable foreign currency of the lower average EUR:USD exchange rate associated with the strengthening U.S. dollar against the European euro. The table below presents the revenue generated in each geographic region, based on the location of our delivery centres or where the services were provided from, for the periods presented.

	Years Ended December 31
(millions)	2023	2022	2021
Revenue by Geographic Region
Europe	$821	$880	$921
North America	793	621	502
Asia-Pacific	631	591	455
Central America and others(1)	463	376	316
Total	$2,708	$2,468	$2,194
_________________________________________________
(1)Others includes South America and Africa geographic regions.
The number of team members by geographic region is as follows:

	As at December 31
Team Members by Geographic Region	2023	2022	2021
Asia-Pacific(1)	33,119	32,405	24,812
Central America and others(2)	20,158	16,563	14,124
Europe(3)	17,822	19,796	19,311
North America(4)	4,248	4,378	3,894
Total	75,347	73,142	62,141
_________________________________________________
(1)Comprises China, India, Japan, Philippines, Singapore, and South Korea.
(2)Comprises Costa Rica, El Salvador and Guatemala, as well as Brazil, Morocco and South Africa.
(3)Comprises Austria, Bulgaria, Bosnia and Herzegovina, Czechia, Denmark, Finland, France, Germany, Ireland, Latvia, Poland, Portugal, Romania, Slovakia, Spain, Switzerland, Türkiye and United Kingdom.
(4)Comprises Canada and the United States.
Salaries and benefits
The principal components of salaries and benefits expense include all compensation and benefits paid to our front-line and administrative employees, excluding share-based compensation and severance payments associated with cost efficiency programs, which are included in Share-based compensation and Acquisition, integration and other, respectively, in our consolidated statements of income and comprehensive income.
Comparison of Years Ended December 31, 2023 and 2022. Salaries and benefits increased $271 million, or 19%, to $1,664 million for the year ended December 31, 2023. The increase was due to investments in our team members through increased average employee salaries and wages and higher team member count, including additional team members from our acquisition of WillowTree, as well as temporarily disproportionate higher costs in certain regions, which had a more significant effect beginning in the second quarter of 2023 and principally in Europe, due in part to the longer lead time necessary to implement ramp-down and other cost rationalization activities resulting from the reduction in service volume demands from some of our larger technology clients. These increases were partially offset by the positive impacts of our cost efficiency efforts initiated in the second quarter of 2023, including aligning our team member count with service demand, and adjustments to variable compensation accruals based on operating performance metrics. Salaries and benefits as a percentage of revenue increased to 61% for the year ended December 31, 2023, compared to 56% for the year ended December 31, 2022. Total team member count was 75,347 at December 31, 2023, compared to 73,142 at December 31, 2022.
Comparison of Years Ended December 31, 2022 and 2021. Salaries and benefits increased $171 million, or 14%, to $1,393 million for the year ended December 31, 2022, due to higher team member count to support business growth and higher average employee salaries and wages, partially offset by the lower average exchange rates across a variety of currencies relative to the U.S. dollar. Salaries and benefits as a percentage of revenue remained steady at 56% for both the years ended

December 31, 2022 and 2021. Total team member count was 73,142 at December 31, 2022, compared to 62,141 at December 31, 2021.
Goods and services purchased
Goods and services purchased include items such as software licensing costs that are required to support our operations, contracted labor costs, sales and marketing expenses associated with promoting and selling our services, compliance expenses such as legal and audit fees and business taxes, other IT expenditures, bad debt expenses and facility expenses.
Comparison of Years Ended December 31, 2023 and 2022. Goods and services purchased decreased $7 million, or 1%, to $461 million for the year ended December 31, 2023, due to lower dependency on external contractors in our digital solutions business, in favor of continued development and investment in internal capabilities, and the reduction of certain sales tax reserves based on our recent collection experience, which were partially offset by additional goods and services purchased in relation to WillowTree.
Comparison of Years Ended December 31, 2022 and 2021. Goods and services purchased increased $36 million, or 8%, to $468 million for the year ended December 31, 2022, driven by business growth, including higher crowdsourced contractor costs from the expansion in our TIAI business, partially offset by the lower average exchange rates across a variety of currencies relative to the U.S. dollar.

Share-based compensation
Share-based compensation relates to restricted share unit awards and share option awards granted to employees, as well as performance-based share-based compensation awards granted in relation to our acquisitions. These awards include both liability-accounted awards, which requires a mark-to-market revaluation against our share price, and equity-accounted awards.
Comparison of Years Ended December 31, 2023 and 2022. Share-based compensation decreased $4 million to
$21 million for the year ended December 31, 2023. The decrease was due to lower expense associated with share-based compensation awards granted in relation to our acquisitions and a downward revision on the estimated performance achievement on certain non-market performance conditions, which were partially offset by the prior year benefiting from a downward mark-to-market adjustment on liability-accounted awards, resulting from the decrease in our share price. Share-based compensation expense during the year ended December 31, 2023, was primarily attributable to equity-settled awards, which unlike liability-accounted awards, are not subject to mark-to-market adjustments based on changes in our share price.
Comparison of Years Ended December 31, 2022 and 2021. Share-based compensation decreased $50 million to
$25 million for the year ended December 31, 2022. The decrease was primarily due to the decrease in our share price during the year, which resulted in lower expense on our liability-accounted awards, as compared to the increase in our share price in the comparative year ended December 31, 2021, following our IPO. The decrease was partially offset by higher expense associated with equity-accounted awards granted in 2022.
Acquisition, integration and other
Acquisition, integration and other is comprised primarily of costs related to our business acquisitions, including transaction costs and integration activities, which could vary from year to year depending on the volume, nature and complexity of the transactions completed in each fiscal year. We also, from time to time, incur costs associated with streamlining our operations, including ongoing and incremental efficiency initiatives, which may include personnel-related costs and operating costs related to rationalization of real estate. Other costs may also include external costs that are unusual in their nature or significance, such as adverse litigation judgments or regulatory decisions, and other costs that do not contribute normally to the earning of revenues.
Comparison of Years Ended December 31, 2023 and 2022. Acquisition, integration and other increased $15 million to $55 million for the year ended December 31, 2023. The increase was primarily due to expenses associated with cost efficiency efforts, principally in Europe, which included staff reductions to address lower service volumes from our technology clients, and acquisition and integration costs incurred in connection with our recent acquisitions.
Comparison of Years Ended December 31, 2022 and 2021. Acquisition, integration and other increased $17 million to $40 million for the year ended December 31, 2022. The increase was primarily due to transaction costs incurred in connection with our acquisition of WillowTree.

Depreciation and amortization
Depreciation and amortization includes depreciation of property, plant and equipment and right-of-use leased assets as well as amortization expense for software and intangible assets recognized primarily in connection with acquisitions.
Comparison of Years Ended December 31, 2023 and 2022. Depreciation and amortization expense increased by $66 million to $324 million for the year ended December 31, 2023, primarily due to capital and intangible assets arising from our acquisition of WillowTree, as well as additional organic investments in capital and intangible assets.
Comparison of Years Ended December 31, 2022 and 2021. Depreciation and amortization expense was $258 million for the year ended December 31, 2022, steady compared to $257 million for the year ended December 31, 2021. The higher depreciation and amortization associated with our organic investments in capital and intangible assets were offset by the lower average EUR:USD exchange rate on assets held in our subsidiaries which have a European euro functional currency.
Changes in business combination-related provisions
Changes in business combination-related provisions reflects gains or losses recognized on the revaluation of provisions arising from our acquisitions, which includes our provisions for written put options recognized in connection with our acquisition of WillowTree.
Comparison of Years Ended December 31, 2023 and 2022. Changes in business combination-related provisions was a gain of $20 million for the year ended December 31, 2023, which was due to a downward revision to our estimates of certain performance-based criteria tied to the WillowTree business and a reduction of our provisions for written put options.
Comparison of Years Ended December 31, 2022 and 2021. There were no business combination-related provisions in these periods.
Interest expense
Interest expense includes interest expense on short-term and long-term borrowings and on our lease liabilities, and interest accretion on our provisions for written put options.
Comparison of Years Ended December 31, 2023 and 2022. Interest expense increased $103 million, or 251%, to
$144 million for the year ended December 31, 2023. The increase was primarily due to higher average debt levels on our credit facility, higher average interest rates, and interest accretion recognized on the provision for written put options arising from our acquisition of WillowTree.
Comparison of Years Ended December 31, 2022 and 2021. Interest expense decreased $3 million, or 7%, to
$41 million for the year ended December 31, 2022. The decrease was primarily due to lower average debt levels on our credit facility, partially offset by higher average interest rates.
Foreign exchange
Foreign exchange is comprised of gains and losses recognized on certain derivatives, as well as foreign exchange gains and losses recognized on the revaluation and settlement of foreign currency transactions. See “Item 11—Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk” for a discussion of our hedging programs.
Comparison of Years Ended December 31, 2023 and 2022. Foreign exchange was $nil for the year ended December 31, 2023, compared to a gain of $7 million in the comparative prior year. The change reflects the impact of net changes in foreign exchange rates on our working capital balances in the currencies in which we transact.
Comparison of Years Ended December 31, 2022 and 2021. Foreign exchange gain of $7 million for the year ended December 31, 2022, compared to a gain of $1 million in the comparative prior year. These reflect the impact of net changes in foreign exchange rates on our working capital balances in the currencies in which we transact.

Income tax expense

	Years Ended December 31
(millions, except percentages)	2023	2022	2021
Income tax expense	$5	$67	$64
Income taxes computed at applicable statutory rates	7.8%	22.7%	22.6%
Effective tax rate (%)(1)	8.5%	26.8%	45.1%
_________________________________________________
(1)Effective tax rate is calculated by dividing income tax expense by income before income taxes.
Comparison of Years Ended December 31, 2023 and 2022. Income tax expense decreased $62 million for the year ended December 31, 2023, and the effective tax rate decreased from 26.8% to 8.5%. The decrease in the effective tax rate is primarily due to a change in income mix whereby proportionately less income was earned in higher tax jurisdictions and a reduction in adjustments recognized in the current period for income tax of prior periods related to a favorable income tax settlement, partially offset by an increase in withholding taxes as a proportion of net income before taxes.
Comparison of Years Ended December 31, 2022 and 2021. Income tax expense increased $3 million for the year ended December 31, 2022, and the effective tax rate decreased from 45.1% to 26.8%. The decrease in the effective tax rate was primarily due to a change in the foreign tax differential and a decrease in non-deductible items. A portion of the non-deductible items incurred in the year ended December 31, 2021 were a result of our IPO and non-recurring.
Net income
Comparison of Years Ended December 31, 2023 and 2022. Net income decreased $129 million, or 70%, to $54 million for the year ended December 31, 2023, which was primarily due to higher operating expenses and higher interest expense, which outpaced revenue growth, lower income taxes, and gain on changes in business combination-related provisions. Net income margin, calculated by dividing net income by revenue for the year, decreased to 2.0% for the year ended December 31, 2023, compared to 7.4% in the comparative prior year.
Comparison of Years Ended December 31, 2022 and 2021. Net income increased $105 million, or 135%, to $183 million for the year ended December 31, 2022. The increase was primarily due to higher revenues, lower share-based compensation expense, and a foreign exchange gain in the year, partially offset by higher operating costs to support business growth and higher income tax expense. Net income margin increased to 7.4% for the year ended December 31, 2022, compared to 3.6% in the comparative prior year.
Non-GAAP Financial Measures and Non-GAAP Ratios
We regularly review the non-GAAP financial measures and non-GAAP ratios presented below to evaluate our operating performance and analyze underlying business results and trends. We use these non-GAAP financial measures and non-GAAP ratios to manage our business by establishing budgets and operational goals against these measures. We also use these non-GAAP financial measures to monitor compliance with debt covenants, which are based on the same or similar financial metrics, and manage our capital structure. We believe these non-GAAP financial measures and non-GAAP ratios provide investors with a consistent basis on which to evaluate our operating performance with our comparative period results, and additionally provide supplemental information to the financial measures and ratios that are calculated and presented in accordance with GAAP. A reconciliation for each non-GAAP financial measure to the nearest GAAP measure is provided below. These non-GAAP financial measures or non-GAAP ratios do not have any standardized meaning as prescribed by the IFRS-IASB and therefore may not be comparable to GAAP measures or ratios and may not be comparable to similarly titled non-GAAP financial measures or non-GAAP ratios reported by other companies, including those within our industry and TELUS Corporation, our controlling shareholder. Consequently, our non-GAAP measures and ratios should not be evaluated in isolation, but rather, should be considered together with the most directly comparable GAAP measure or ratio and our consolidated financial statements for the periods presented. The non-GAAP financial measures and non-GAAP ratios we present in this discussion should not be considered a substitute for, or superior to, financial measures or ratios determined or calculated in accordance with GAAP.

Note that beginning in the first quarter of 2024, the Company will no longer exclude share-based compensation expense, changes in business combination-related provisions, and the tax effects of these items, as applicable, in our presentation of Adjusted Net Income, Adjusted Basic and Diluted EPS, and Adjusted EBITDA. We believe this presentation is more indicative of underlying business performance, and better aligns the presentation of these non-GAAP financial measures and ratios with comparable measures and ratios of TELUS Corporation, our parent company.
Adjusted Net Income, Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share.
Adjusted Net Income is a non-GAAP financial measure, and Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share (EPS) are non-GAAP ratios. We regularly monitor Adjusted Net Income, Adjusted Basic EPS and Adjusted Diluted EPS as they provide a consistent measure for management and investors to evaluate our period-over-period operating performance, to better understand our ability to manage operating costs and to generate profits. The following items are excluded from Adjusted Net Income, including changes in business combination-related provisions, acquisition, integration and other, share-based compensation, interest accretion on written put options, real estate rationalization-related impairments, foreign exchange gains or losses, amortization of purchased intangible assets, and the related tax effect of these adjustments. Adjusted Basic EPS is calculated by dividing Adjusted Net Income by the basic total weighted average number of equity shares outstanding during the period. Adjusted Diluted EPS is calculated by dividing Adjusted Net Income by the weighted average number of diluted equity shares outstanding during the period, excluding the potential dilutive effect of the written put options related to the acquisition of WillowTree (up to 70% of which may be settled in shares in three tranches beginning in 2026), which is a non-GAAP financial measure. Adjusted Basic EPS and Adjusted Diluted EPS are non-GAAP ratios used by management to assess the profitability of our business operations on a per share basis.

	Years Ended December 31
(millions, except per share amounts)	2023	2022	2021
Net income	$54	$183	$78
Add back (deduct):
Share-based compensation(1)	21	25	75
Acquisition, integration and other(2)	55	40	23
Real estate rationalization-related impairments(3)	5	—	—
Amortization of purchased intangible assets(4)	174	121	132
Changes in business combination-related provisions(5)	(20)	—	—
Interest accretion on written put options(6)	13	—	—
Foreign exchange gain(7)	—	(7)	(1)
Tax effect of the adjustments above	(50)	(30)	(40)
Adjusted Net Income	$252	$332	$267
Adjusted Basic Earnings Per Share	$0.92	$1.25	$1.01
Adjusted Diluted Earnings Per Share(8)	$0.91	$1.23	$1.00
_________________________________________________
(1)Share-based compensation relates to the expense of our share-based payment transactions. These include awards that are settled through shares issued from treasury and generally do not require any cash outlay by the Company, and awards that are subject to mark-to-market revaluation based on changes in our share price over periods spanning several fiscal years before eventual settlements. The mix of award types as well as the associated amounts and timing of share-based compensation expense could vary significantly between reporting periods, and the variety of award types could be different from our industry peers. Accordingly, excluding this expense provides management and investors with greater visibility to the underlying performance of our business operations, facilitates a comparison of our results with other periods, and provides a relative measure of operating results as compared to our industry peers.
(2)Acquisition, integration and other is comprised primarily of business acquisition transaction costs, integration expenses associated with these acquisitions, costs associated with streamlining our operations, and other costs as applicable. These costs do not form part of the costs to operate our ongoing operations, and may significantly fluctuate period-over-period depending on the size and timing of related acquisitions, and are not indicative of such costs in the future.
(3)Real estate rationalization-related impairments arise from our initiatives to reduce or exit leased premises for certain delivery sites to better align with client service demand in regions that we operate in, which results in the recognition of accelerated depreciation on our right-of-use and property, plant and equipment assets associated with these locations. These costs are non-cash and do not form part of the costs to operate our ongoing operations.

(4)Amortization of purchased intangible assets primarily relate to the amortization of acquired customer relationships, brand and crowdsource assets. Amortization of these intangible assets is excluded as it is a non-cash expense derived from purchase price allocations that incorporate significant and subjective valuation assumptions and estimates that are not comparable to the timing and investment had these assets been developed internally. We do not exclude the revenue generated by such purchased intangible assets from our revenues and, as a result, Adjusted Net Income includes revenue generated, in part, by such purchased intangible assets.
(5)Changes in business combination-related provisions relate to the revaluation of the provisions for written put options arising from our acquisition of WillowTree. These gains or losses are non-cash in the period they are incurred.
(6)Interest accretion on written put options arises from our acquisition of WillowTree, which is recorded at the present value of a future obligation, is non-cash in the period, and does not form part of the costs to conduct our ongoing operations.
(7)Foreign exchange gains or losses arise from fluctuations in foreign exchange rates of the currencies we transact in, which are driven by macro-economic conditions that are generally not reflective of our underlying business operations.
(8)Diluted weighted average number of equity shares outstanding, excluding the potential dilutive effect of the written put options, was 277 million for the year ended December 31, 2023, calculated by subtracting the potential dilutive effect of the written put options of 9 million from the weighted average number of diluted equity shares outstanding of 286 million. No adjustments were required for the years ended December 31, 2022 and 2021.
Comparison of Years Ended December 31, 2023 and 2022. Adjusted net income decreased $80 million, or 24%, to
$252 million for the year ended December 31, 2023. The decrease was primarily due to the increase in operating expenses and interest expense outpacing revenue growth, which was partially offset by lower income taxes.
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

	Years Ended December 31
(millions, except percentages)	2023	2022	2021
Revenue	$2,708	$2,468	$2,194
Less: Operating expenses	(2,525)	(2,184)	(2,009)
Add back: Indirect and administrative expenses	491	432	449
Gross Profit	$674	$716	$634
Add back: Depreciation and amortization	324	258	257
Adjusted Gross Profit	$998	$974	$891
Gross Profit Margin	24.9%	29.0%	28.9%
Adjusted Gross Profit Margin	36.9%	39.5%	40.6%

Comparison of Years Ended December 31, 2023 and 2022. Gross profit margin decreased from 29.0% to 24.9% for the year ended December 31, 2023. Adjusted gross profit margin, which excludes the effect of depreciation and amortization, decreased to 36.9% for the year ended December 31, 2023, compared to 39.5% in the comparative prior year. Gross Profit Margin and Adjusted Gross Profit Margin decreased primarily due to higher service delivery costs associated with our front-line team members and reductions in service demand, which impacts were more significant beginning in the second quarter of 2023, and changes in our revenue mix, partially offset by cost efficiency efforts realized during the year.
Comparison of Years Ended December 31, 2022 and 2021. Gross profit margin remained steady at 29.0% for the year ended December 31, 2022, compared to 28.9% for the year ended December 31, 2021. Adjusted gross profit margin, which excludes the effect of depreciation and amortization, decreased to 39.5% for the year ended December 31, 2022, compared to 40.6% in the comparative prior year, due to higher costs associated with our front-line team members, as well as changes in our revenue mix across our industry verticals and geographic regions.
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

	Years Ended December 31
(millions, except percentages)	2023	2022	2021
Net income	$54	$183	$78
Add back (deduct):
Share-based compensation(1)	21	25	75
Acquisition, integration and other(2)	55	40	23
Depreciation and amortization	324	258	257
Changes in business combination-related provisions(3)	(20)	—	—
Interest expense	144	41	44
Foreign exchange gain(4)	—	(7)	(1)
Income taxes	5	67	64
Adjusted EBITDA	$583	$607	$540
Net Income Margin	2.0%	7.4%	3.6%
Adjusted EBITDA Margin	21.5%	24.6%	24.6%
_________________________________________________
(1)Share-based compensation relates to the expense of our share-based payment transactions. These include awards that are settled through shares issued from treasury and generally do not require any cash outlay by the Company, and awards that are subject to mark-to-market revaluation based on changes in our share price over periods spanning several fiscal years before eventual settlements. The mix of award types as well as the associated amounts and timing of share-based compensation expense could vary significantly between reporting periods, and the variety of award types could be different from our industry peers. Accordingly, excluding this expense provides management and investors with greater visibility to the underlying performance of our business operations, facilitates a comparison of our results with other periods, and provides a relative measure of operating results as compared to our industry peers.
(2)Acquisition, integration and other is comprised primarily of business acquisition transaction costs, integration expenses associated with these acquisitions, costs associated with streamlining our operations, and other costs as applicable.

These costs do not form part of the costs to operate our ongoing operations, and may significantly fluctuate period-over-period depending on the size and timing of related acquisitions, and are not indicative of such costs in the future.
(3)Changes in business combination-related provisions relate to the revaluation of the provisions for written put options arising from our acquisition of WillowTree. These gains or losses are non-cash in the period they are incurred.
(4)Foreign exchange gains or losses arise from fluctuations in foreign exchange rates of the currencies we transact in, which are driven by macro-economic conditions that are generally not reflective of our underlying business operations.
Comparison of Years Ended December 31, 2023 and 2022. Adjusted EBITDA decreased $24 million, or 4%, to $583 million for the year ended December 31, 2023, primarily due to the increase in salaries and benefits outpacing revenue growth, resulting from lower utilization of team members in certain regions, and changes in our revenue mix. Profitability for the year ended December 31, 2023, was impacted by cost imbalances arising from reductions in service demand, principally in Europe and from some of our larger technology clients, which were partially offset by cost efficiency efforts initiated in the second quarter of 2023 and realized during the year.
Comparison of Years Ended December 31, 2022 and 2021. Adjusted EBITDA increased $67 million, or 12%, to $607 million for the year ended December 31, 2022, due to an increase in revenue, partially offset by higher salaries and benefits and goods and services purchased to support overall growth in the business.
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

	Years Ended December 31
(millions)	2023	2022	2021
Cash provided by operating activities	$498	$437	$311
Less: capital expenditures	(93)	(104)	(101)
Free Cash Flow	$405	$333	$210
Comparison of Years Ended December 31, 2023 and 2022. During the year ended December 31, 2023, Cash provided by operating activities increased $61 million, or 14%, to $498 million, and Free Cash Flow increased $72 million, or 22%, to $405 million. The increase was primarily due to higher net inflows from working capital, which included higher cash receipts from TELUS Corporation, and lower income taxes and share-based compensation payments. These increases were partially offset by lower operating profits and cash expenditures for transaction costs associated with our acquisition of WillowTree.
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

Summary of consolidated quarterly results and trends
The following table sets forth our unaudited quarterly statements of operations data for each of the last eight quarters ended December 31, 2023. The information for each of these quarters has been prepared on the same basis as the audited annual financial statements included in our 2023 Annual Report and, in the opinion of management, includes all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the results of operations for these periods. This data should be read in conjunction with our audited consolidated financial statements and related notes thereto included in our 2023 Annual Report. These quarterly results of operations are not necessarily indicative of our future results of operations that may be expected for any future period.

(millions, except per share amounts)	2023 Q4	2023 Q3	2023 Q2	2023 Q1	2022 Q4	2022 Q3	2022 Q2	2022 Q1
REVENUE	$692	$663	$667	$686	$630	$615	$624	$599

OPERATING EXPENSES
Salaries and benefits	406	403	427	428	349	346	356	342
Goods and services purchased	122	116	120	103	124	111	118	115
Share-based compensation	—	5	2	14	5	6	7	7
Acquisition, integration and other	7	11	21	16	23	7	6	4
Depreciation	39	36	33	33	36	29	30	29
Amortization of intangible assets	45	44	48	46	32	32	34	36
	619	615	651	640	569	531	551	533
OPERATING INCOME	73	48	16	46	61	84	73	66
OTHER EXPENSES (INCOME)
Changes in business combination-related provisions	(20)	—	—	—	—	—	—	—
Interest expense	37	38	36	33	12	10	10	9
Foreign exchange loss (gain)	4	(2)	(3)	1	18	(11)	(14)	—
INCOME (LOSS) BEFORE INCOME TAXES	52	12	(17)	12	31	85	77	57
Income taxes	14	3	(10)	(2)	(3)	26	21	23
NET INCOME (LOSS)	$38	$9	$(7)	$14	$34	$59	$56	$34
Basic earnings (loss) per share	$0.14	$0.03	$(0.03)	$0.05	$0.13	$0.22	$0.21	$0.13
Diluted earnings (loss) per share	$0.10	$0.03	$(0.03)	$0.05	$0.13	$0.22	$0.21	$0.13
In the past eight quarters, historical increases in consolidated revenue reflects growth in our organic customer base, increases in new service programs provided to existing clients, and growth from acquisitions, including our acquisition of WillowTree on January 3, 2023. During the year ended December 31, 2023, we experienced a greater than expected reduction in service volume demand from some of our larger technology clients, particularly in Europe, which became more significant beginning in the second quarter of 2023. At the same time, several of our key clients also began to aggressively reduce their costs, which has created delays and near-term reductions in spend commitments.
Salaries and benefits expense increased due to the expansion of our team member base to service growing volumes from both our existing and new customers, including those arising from our acquisition of WillowTree, and increased wages over time. Beginning in the second quarter of 2023, these increases were offset by employee-related cost efficiency initiatives resulting in decreases in our team member count in response to the reduction in service volume demand from some of our clients, a favorable mix of labor sourced from lower-cost geographies, and adjustments to performance-based variable compensation expense.
Goods and services purchased reflect changes in external labor requirements to support the growth in our digital services business, changes in our crowd-sourced enabled workforce to support our AI business, increases in our software licensing costs associated with our growing team member base and increases in administrative expenses and facility costs to support overall business growth and acquisitions.
Share-based compensation fluctuates quarter-over-quarter, which generally reflects the timing of awards granted in relation to our annual long-term incentive plan, as well as performance-based share-based compensation awards granted in relation to our acquisitions, which are impacted by changes in our estimates of performance achievement factors. Share-based compensation also fluctuates based on changes in the value of our equity due to the impact of mark-to-market revaluation of liability-accounted awards. We shifted our share-based compensation grants to equity-settled awards starting in 2021, which has reduced our expense volatility arising from our liability-accounted awards subject to mark-to-market revaluation impacts.
Acquisition, integration and other costs fluctuates quarter-over-quarter, and are dependent on the size of business acquisitions and the timing of associated transaction and integration costs, as well as costs associated with streamlining our operations, including ongoing and incremental cost efficiency efforts, which may include personnel-related costs.
Depreciation and amortization have increased over the past eight quarters due to growth in capital assets to support the expansion of our delivery sites required to service customer demand, and growth in intangible assets recognized in connection with business acquisitions, including our acquisition of WillowTree.
The trend in net income (loss) reflects the items noted above, as well as the relative mix of income among the geographic areas and the associated tax rates for the countries within those areas and varying amounts of foreign exchange gains or losses. In the second quarter of 2023, we recognized a net loss due to higher operating expenses and interest expense outpacing revenue growth and lower income taxes. Historically, the trend in basic earnings (loss) per share and diluted earnings (loss) per share have been impacted by the same trends as net income (loss).
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
The following table summarizes the transactions with TELUS and its subsidiaries:

	Years Ended December 31
(millions)	2023	2022	2021
Revenue	$559	$428	$353
Goods and services purchased	(28)	(33)	(30)
Total	$531	$395	$323
Amounts Received from TELUS Corporation	$600	$417	$339
Amounts Paid to TELUS Corporation	$28	$33	$20
Amounts receivable from TELUS Corporation were $62 million and $81 million as at December 31, 2023 and 2022, respectively, and amounts payable to TELUS Corporation were $178 million and $111 million as at December 31, 2023, and 2022, respectively.
Other Transactions with TELUS Corporation
As at December 31, 2023, and as of the date of this Annual Report, TELUS Corporation participates as a lender of 7.17% of our total credit facility, as disclosed in Note 16—Long-term debt to the audited consolidated financial statements as at and for the year ended December 31, 2023, included in this Annual Report. See “Item 7B—Related Party Transactions—Our Relationship with TELUS—Credit Agreement” for a description of our credit agreement.

Immediately prior to the Company’s IPO on February 3, 2021, all Class A, Class C, and Class D common shares held by TELUS Corporation were exchanged for Class B common shares, and these Class B common shares were then redesignated as multiple voting shares. Subsequent to such redesignations, we effected a 4.5-for-1 split of each of our outstanding multiple voting shares. On a post-split basis, TELUS Corporation held 153 million multiple voting shares of TELUS International. On February 3, 2021, and in connection with the Company’s IPO, TELUS Corporation converted 7 million of our multiple voting shares to subordinate voting shares that were sold to new investors in the initial public offering.
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
Transactions with BPEA

Immediately prior to the Company’s IPO on February 3, 2021, all Class B common shares held by BPEA were redesignated as multiple voting shares. Subsequent to such redesignations, we effected a 4.5-for-1 split of each of our outstanding multiple voting shares. On a post-split basis, BPEA held 82 million multiple voting shares of TELUS International. In connection with the Company’s IPO, BPEA converted 15 million of our multiple voting shares to subordinate voting shares that were sold to new investors in the initial public offering. On September 28, 2021, BPEA converted 14 million of our multiple voting shares to subordinate voting shares that were sold to new investors in a secondary public offering.
On March 9, 2023, we, TELUS and BPEA amended our shareholders’ agreement to eliminate initial post-IPO transition requirements, remove BPEA’s rights regarding the nomination of directors and appointment of observers to our Board and confirm TELUS Corporation’s and the Company’s rights to nominate individuals to serve on our Board. The parties further amended the shareholders’ agreement on December 16, 2023, to revise the terms of the TELUS right of first offer, pursuant to which BPEA agreed not to, under certain circumstances, sell or transfer their shares in TELUS International without first providing TELUS with a right to purchase such shares. On December 20, 2023, BPEA converted approximately 33 million multiple voting shares to an equal number of subordinate voting shares. At the time of conversion, there were no amounts receivable from or payable to BPEA. After the conversion, BPEA held multiple voting shares and subordinate voting shares representing approximately 10.5% of combined voting power. In connection with the conversion by BPEA, on December 21, 2023, we amended the registration rights agreement with, among others, BPEA, to, among other things, remove certain piggyback rights previously provided to BPEA. See “Item 7B—Related Party Transactions—Shareholders’ Agreement” for more information on the shareholders’ agreement and the registration rights agreement.
B.Liquidity and Capital Resources
Capital resources
As at December 31, 2023, we had approximately $619 million (December 31, 2022 - $1,383 million) of available liquidity, comprised of cash and cash equivalents of $127 million (December 31, 2022 - $125 million), and available borrowings under our credit facility of $492 million (December 31, 2022 - $1,258 million) (see Note 16(b)—Long-term debt—Credit facility in the notes to the audited consolidated financial statements as at and for the year ended December 31, 2023, included in this Annual Report). Our objective when managing capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk levels.
In the management of capital and in its definition, we include owners’ equity (excluding accumulated other comprehensive income), long-term debt (including long-term credit facilities and any hedging assets or liabilities associated with long-term debt items, net of amounts recognized in accumulated other comprehensive income) and cash and cash equivalents. We manage capital by monitoring the financial covenants prescribed in our credit facility. For additional information, see Note 16(b)—Long-term debt—Credit facility in the notes to the audited consolidated financial statements as at and for the year ended December 31, 2023, included in this Annual Report.
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
We monitor capital utilizing the financial covenants prescribed in our credit facility agreements. As at December 31, 2023, we were in compliance with all of our covenants including maintaining a Net Debt to Adjusted EBITDA leverage ratio as calculated in accordance with the credit facility of less than 4.25:1.00.

The following table presents a summary of our cash flows and ending cash balances for the years ended December 31, 2023, 2022 and 2021:

	Years Ended December 31
(millions)	2023	2022	2021
Cash provided by operating activities	$498	$437	$311
Cash used in investing activities	(941)	(119)	(110)
Cash provided by (used in) financing activities	443	(300)	(235)
Effect of exchange rate changes	2	(8)	(4)
Increase (decrease) in cash position during the year	$2	$10	$(38)
Cash and cash equivalents, beginning of year	$125	$115	$153
Cash and cash equivalents, end of year	$127	$125	$115
Operating activities
Comparison of Years Ended December 31, 2023 and 2022. We generated cash from operating activities of $498 million during the year ended December 31, 2023, an increase of $61 million from the comparative prior year. This increase was primarily due to higher net inflows from working capital, which included higher cash receipts from TELUS Corporation, and lower income taxes and share-based compensation payments. These increases were partially offset by lower operating profits and cash expenditures for transaction costs associated with our acquisition of WillowTree.
Comparison of Years Ended December 31, 2022 and 2021. We generated cash from operating activities of
$437 million during the year ended December 31, 2022, an increase of $126 million from the comparative prior year. This increase was primarily due to higher operating profits generated from business growth, lower net outflows from working capital and lower share-based compensation payments.
Investing activities
Comparison of Years Ended December 31, 2023 and 2022. We used cash from investing activities of $941 million during the year ended December 31, 2023, an increase of $822 million from the comparative prior year, which was primarily due to the cash used to partially fund our acquisition of WillowTree, partially offset by lower purchases of capital and other assets.
Comparison of Years Ended December 31, 2022 and 2021. We used cash from investing activities of $119 million during the year ended December 31, 2022, an increase of $9 million from the comparative prior year, to purchase capital and other assets to support the growth in our business.
Financing activities
Comparison of Years Ended December 31, 2023 and 2022. We generated $443 million of cash from financing activities, compared to a use of $300 million during the year ended December 31, 2022, which was primarily due to net borrowings under our credit facility to partially fund the acquisition of WillowTree, partially offset by higher cash interest paid.
Comparison of Years Ended December 31, 2022 and 2021. We used cash from financing activities of $300 million during the year ended December 31, 2022, compared to $235 million in the comparative prior year, a net increase of $65 million, primarily for repayments of our long-term debt.
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
Net Debt and Adjusted EBITDA, both as per our credit agreement, are non-GAAP financial measures used to calculate our leverage ratio debt covenant (Net Debt to Adjusted EBITDA Leverage Ratio, a non-GAAP ratio), as presented below. We seek to maintain a Net Debt to Adjusted EBITDA Leverage Ratio in the range of 2-3x. As at December 31, 2023, our Net Debt to Adjusted EBITDA Leverage Ratio was 2.8x. We may deviate from our target Net Debt to Adjusted EBITDA Leverage Ratio to pursue acquisitions and other strategic opportunities that may require us to borrow additional funds and, additionally, our ability to maintain this targeted ratio depends on our ability to continue to grow our business, general economic conditions, industry trends and other factors.
The following table presents a calculation of our Net Debt to Adjusted EBITDA Leverage Ratio as at December 31, 2023 and 2022:

	December 31
As at (millions, except for ratio)	2023	2022
Outstanding credit facility	$1,463	$742
Contingent facility utilization	7	7
Liability related to the provisions for written put options(1)	68	—
Net derivative liabilities	—	1
Cash balance(2)	(127)	(125)
Net Debt as per credit agreement	$1,411	$625
Adjusted EBITDA(3) (trailing 12 months)	$583	$607
Adjustments required as per credit agreement	$(85)	$(63)
Net Debt to Adjusted EBITDA Leverage Ratio as per credit agreement	2.8	1.1
_________________________________________________
(1)Reflects the undiscounted amount payable in cash on the estimated provisions for written put options arising from our acquisition of WillowTree.
(2)Maximum cash balance permitted as a reduction to net debt, as per the credit agreement, was $150 million as at December 31, 2023 and 2022.
(3)Adjusted EBITDA is a non-GAAP financial measure, see section “—Non-GAAP Financial Measures and Non-GAAP Ratios” for more information.
Capital Expenditures

	Years Ended December 31
(millions)	2023	2022	2021
Capital expenditures	$93	$104	$101
Comparison of Years Ended December 31, 2023 and 2022. Capital expenditures decreased $11 million, or 11%, to $93 million for the year ended December 31, 2023, compared to the year ended December 31, 2022. The decrease was primarily due to lower expenditures on facility build-outs along with lower capital investments to align with customer demand.
Comparison of Years Ended December 31, 2022 and 2021. Capital expenditures increased $3 million, or 3%, to $104 million for the year ended December 31, 2022. The increase was primarily attributable to additional investment in our Asia Pacific region as well as our AI Data Solutions business.
Contractual Obligations
Our principal sources of liquidity are cash generated from operations, our available credit facility, and to a lesser extent, our cash and cash equivalents. For the year ended December 31, 2023, our cash provided by operations was $498 million. As of December 31, 2023, available borrowings under the revolving credit facility of our amended credit facility were $492 million, and our cash and cash equivalents of $127 million.

Our primary uses of liquidity are cash used in our normal business operations such as employee compensation expense, goods and services purchased, and working capital requirements. In addition, we are required to meet the payment obligations under our credit facility and lease agreements. We expect that our cash flow from operations and our available cash and cash equivalents (including the revolving component of our credit facility) will be sufficient to meet our ongoing cash flow needs and operating requirements. The expected maturities of our undiscounted financial liabilities, excluding long-term-debt, do not differ significantly from the contractual maturities, other than as noted below. The contractual maturities of our undiscounted financial liabilities, as at December 31, 2023, including interest thereon (where applicable), are as set out in the following table:

	Non-derivative				Derivative
			Composite long-term debt		Currency swap agreement amounts to be exchanged
Year (millions)	Non- interest bearing financial liabilities	Due to affiliated companies	Long-term debt, excluding leases	Leases	(Receive)	Pay	Interest rate swap agreement	Total
2024	$349	$178	$169	$86	$(146)	$132	$2	$770
2025	55	—	164	78	(41)	34	—	290
2026	67	—	160	68	(39)	33	(1)	288
2027	143	—	155	52	(38)	32	(1)	343
2028	51	—	1,224	39	(342)	347	—	1,319
Thereafter	14	—	—	80	—	—	—	94
Total	$679	$178	$1,872	$403	$(606)	$578	$—	$3,104
Off-Balance Sheet Arrangements
We do not have any material obligations under guarantee contracts or other contractual arrangements other than as disclosed in Note 18—Contingent liabilities in the notes to the audited consolidated financial statements for the year ended December 31, 2023, included in this Annual Report. We have not entered into any transactions with unconsolidated entities where we have financial guarantees, subordinated retained interests, derivative instruments, or other contingent arrangements that expose us to material continuing risks, contingent liabilities, or any other obligation under a variable interest in an unconsolidated entity that provides financing, liquidity, market risk, or credit risk support to us, or engages in leasing, hedging, or research and development services with us.
C.Research and Development, Patents and Licenses, etc.
See “Item 4B—Business Overview” and “Item 5A—Operating Results”.
D.Trend Information
Factors Affecting Our Performance and Related Trends
We believe that the key factors affecting our business and financial performance include:
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
Our Ability to Attract and Retain Talent
As at December 31, 2023, we had over 75,000 team members located across 32 countries in various geographic regions, servicing clients in over 50 languages. In addition, our TIAI business utilizes the services of a crowd-sourced provider base that is geographically dispersed across the globe.
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
Impact of Inflation, Higher Interest Rates, and Slower Economic Growth
The global economy has entered into a period of uncertainty with respect to inflation, higher interest rates and slower economic growth. Some regions may experience a recessionary period and we cannot predict how long such conditions may last or what their ultimate impact may be on our business. Global economic conditions may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our clients, increase the cost of borrowing and cause credit to become more limited, limit our ability to access financing or increase our cost of financing to meet liquidity needs or fund acquisitions, and affect the ability of our clients to use credit to purchase our services or to make timely payments to us, all of which could have a material adverse effect on our business, financial condition, financial performance and cash flows. Changes in the general level of economic activity, such as decreases in business and consumer spending, could result in pricing pressure on our services and a decrease or delay in demand for the products and services that our clients provide to their customers, and in turn, our clients’ demand for our own services. In addition, because the majority of our costs are fixed in the short-term, we may experience a temporary delay in our ability to immediately right-size our cost structure in response to lower client demand. During the year ended December 31, 2023, persistent global macroeconomic pressures continued to result in certain of our clients aggressively cutting their costs, which resulted in reductions and delays in demand for our services, including from some of our larger technology clients and particularly in Europe, as well as delays in converting opportunities into spend commitments, all of which reduced, and could continue to reduce, our revenues and profitability. We cannot predict the ultimate duration or scale of such demand reductions, delays and reduced growth from new clients, or the ultimate impact of these factors on our business. Continuing reduction or delay in demand from existing or potential clients could continue to reduce our revenue and profitability and factor into our decisions on workforce management.
Inflationary pressures have, and could continue to, drive up wage costs in many of the countries where we operate and we are not always able to, and may not be able to in the future, control such wage increases or pass them on to our clients in full or in significant part. In connection with potential future growth and inflation, as well as unexpected increases in the complexity of work, we may need to retrain team members or increase our team member compensation more rapidly than in the past to remain competitive in attracting and retaining the quality and number of team members that our business requires, even if we are unable to increase the prices of our services. To the extent that we are not able to control or sufficiently share wage increases with our clients, wage increases may continue to reduce our margins and cash flows.
Industry Trends
The industry trends affecting us and that may have an impact on our future performance and financial performance include the trends described in “Item 4B—Business Overview—Industry Background”.

Seasonality
Our financial results may vary from period to period during any year. The seasonality in our business, and consequently, our financial performance, generally mirrors that of our clients. Our revenues are typically higher in the third and fourth quarters than in other quarters, but this can vary if there are material changes to our clients operating environment, such as potential impacts of a recession and our clients’ response to those impacts, or material changes in the foreign currency rates that we operate in.
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

	Years Ended December 31
	2023		2022		2021

(millions, except percentages)	Revenue	% of total	Revenue	% of total	Revenue	% of total
U.S. dollar	$1,911	70%	$1,608	65%	$1,318	60%
European euro	614	23%	695	28%	735	34%
Canadian dollar	140	5%	119	5%	111	5%
Other	43	2%	46	2%	30	1%
Total Revenue	$2,708	100%	$2,468	100%	$2,194	100%

	Years Ended December 31
	2023		2022		2021

(millions, except percentages)	Expenses	% of total	Expenses	% of total	Expenses	% of total
U.S. dollar	$1,008	39%	$809	37%	$758	38%
European euro	418	17%	413	19%	428	21%
Philippine peso	293	12%	266	12%	228	11%
Canadian dollar	246	10%	221	10%	213	11%
Other(1)	560	22%	475	22%	382	19%
Total Operating Expenses	$2,525	100%	$2,184	100%	$2,009	100%
_____________________________________________________________
(1)Includes other currencies such as the Guatemalan quetzal, Bulgarian lev, Romanian leu, Indian rupee and Turkish lira, among others.
The following table presents information on the average exchange rates between the U.S. dollars and the key currencies to which we have exposure over the last three years:

	Years Ended December 31
	2023	2022	2021
European euro to U.S. dollar	1.0813	1.0515	1.1826
Philippine peso to U.S. dollar	0.0180	0.0184	0.0203
Canadian dollar to U.S. dollar	0.7410	0.7683	0.7978
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

Name	Province/State and Country of Residence	Age	Position
Jeffrey Puritt	Nevada, United States	60	President, Chief Executive Officer and Director
Michel Belec	British Columbia, Canada	61	Chief Legal Officer and Corporate Secretary
Tobias Dengel	Virginia, United States	53	President WillowTree
Jose Luis Garcia	Madrid, Spain	57	Chief Operating Officer
Brian Hannon	Dublin, Ireland	45	Acting Chief Growth Officer
Vanessa Kanu	Ontario, Canada	46	Chief Financial Officer
Michael Ringman	Colorado, United States	52	Chief Information Officer
Marilyn Tyfting	British Columbia, Canada	53	Chief Corporate Officer
Darren Entwistle	British Columbia, Canada	61	Chair and Director
Josh Blair	British Columbia, Canada	50	Vice-Chair and Director
Madhuri Andrews	Texas, United States	56	Director
Olin Anton	British Columbia, Canada	70	Director
Navin Arora	Alberta, Canada	52	Director
Doug French	Ontario, Canada	58	Director
Tony Geheran	British Columbia, Canada	61	Director
Sue Paish	British Columbia, Canada	65	Director
Carolyn Slaski	Florida, United States	61	Director
Sandra Stuart	British Columbia, Canada	60	Director

Our Executive Officers
Jeffrey Puritt has served as our President and Chief Executive Officer since 2016, when he also became a member of our Board and was appointed to serve as an Executive Vice-President of TELUS Communications Inc. Mr. Puritt joined TELUS in 2001, in progressively senior leadership positions across Finance and Administration, IP Applications Business Development, New Product and Service Development, Ventures and Mergers and Acquisitions. Mr. Puritt has led TELUS International since 2008. Mr. Puritt serves on the board of directors for AGS Health, a private, analytics driven, technology-enabled revenue cycle management company that provides medical billing, medical coding and business analytics services to healthcare providers in the United States. He also served as the honorary chair for a not-for-profit organization that has pioneered the integration of youth with disabilities into the mainstream of society, from 2011 to 2016. Mr. Puritt holds a Bachelor of Arts degree from York University and a Bachelor of Laws degree from Osgoode Hall Law School.
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
Tobias Dengel joined us in January 2023 following our acquisition of WillowTree. Initially based in London, Mr. Dengel started his career in digital media at AOL Inc. (AOL), holding various leadership roles, including General Manager of AOL Local and Vice President of AOL International. Following AOL and before co-founding WillowTree in 2008, Mr. Dengel co-founded Leads.com, a search agency acquired by Web.com. In addition to serving on the board of WillowTree, Mr. Dengel also serves as board chair of the Thomas Jefferson Foundation, which manages the Monticello estate in Charlottesville, Virginia. Mr. Dengel holds a BSE in Finance (Wharton) and a BSE in Systems Engineering, both from the University of Pennsylvania.

Jose Luis Garcia has served as our Chief Operating Officer since 2023. Prior to joining TELUS International, Mr. Garcia worked as a global executive for well-known firms such as Accenture, Atos, Ericsson, Dell and Nokia. Most recently, from 2017 to 2020, he served as Senior Partner for Global Managed Service Delivery Operations and from 2020 to 2023, as Global Telecommunication Solutions Leader and Europe, Middle East and Africa Tech Sector Leader at Ernst & Young where he supported the growth and digital transformation of global businesses. Mr. Garcia holds a Bachelor's and Masters of Science in Physical Chemistry from the Complutense University of Madrid and Stanford University.
Brian Hannon has served as our Acting Chief Growth Officer since July 2023. Prior to that, Mr. Hannon held a number of senior management positions with our company, including leading our Technology and Games and E-Commerce and Fintech verticals from March 2021 to July 2023, acting as our Interim Executive Commercial Lead from May 2020 to March 2021 and leading our Technology vertical from August 2017 to May 2020. He was also the Chief Commercial Officer for Voxpro Limited, which we acquired in 2017, since April 2016. Brian holds a Bachelor of Commerce and a Masters of Business Studies from University College Dublin and a dual Global Executive Masters of Business Administration from the London Business School and Columbia University’s Business School.

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
Marilyn Tyfting has served as our Chief Corporate Officer since 2015 and, from 2007 to 2015, she was the Vice President of Human Resources for TELUS and TELUS International. She served as Vice President, Human Resources of Rogers Communications, Inc. from 2003 to 2007, and held a variety of human resources leadership roles within Rogers from 1997 to 2003. Ms. Tyfting was a member of the TELUS Vancouver Community Board from 2018 to 2022, serving as the vice-chair from 2019 to 2022. She is currently a member of the President’s Group for AccessibleEmployers.ca and also serves as Vice President on the Board of the Penticton Scholarship and Bursary Foundation. Ms. Tyfting holds a Bachelor of Commerce and Masters of Science in Business Administration (MBA) from the University of British Columbia.
Our Directors
Darren Entwistle was elected to the Board on May 20, 2022, and serves as chair of the Board (Chair). Mr. Entwistle joined our parent company, TELUS, in 2000 as President and CEO and advanced TELUS’ global leadership through the establishment of TELUS International in 2005. He holds a Bachelor of Economics (Honours) from Concordia University, an MBA (Finance) from McGill University and a Diploma in Network Engineering from the University of Toronto. Mr. Entwistle has also received Honorary Doctorates of Law from McGill University, Concordia University, the University of Alberta and the University of Victoria. He is an Honorary Fellow of the Royal Conservatory and is a Member of the Order of Canada.
Josh Blair was elected to the Board on June 1, 2016, and serves as vice-chair of the Board (Vice-Chair) and chair of the Human Resources Committee. Mr. Blair is a Co-Founder and the CEO of Impro.AI. He also serves as the Nominating, Governance and Compensation Chair for Neighbourly Pharmacies (TSX: NBLY). Additionally, Mr. Blair is a Partner at Esplanade Ventures. From 1995 through 2019, Mr. Blair served in increasingly senior leadership roles at TELUS Corporation, including as Group President from 2014 to 2019, overseeing TELUS International, TELUS Health, TELUS Business, TELUS Agriculture and TELUS Ventures. Mr. Blair holds a Bachelor’s Degree in Electrical Engineering from the University of Victoria and also completed the Executive Program at the Smith School of Business at Queen’s University. In 2021, the University of Victoria awarded Mr. Blair an honorary doctorate degree in recognition of his career achievements as well as his community contributions.

Madhuri Andrews joined the Board on March 9, 2023, and is a member of both the Audit Committee and Governance and Nominating Committee. Ms. Andrews is currently the Executive Vice President, Chief Information Officer with MKS Instruments (Nasdaq: MKSI). Previously Ms. Andrews was an Executive Vice President with Jacobs (NYSE: J), which she joined in 2018 as the Chief Digital and Information Officer. Prior to that, Ms. Andrews held roles of the CIO for Dyncorp International, CIO, VP, Information Technology for Trinity Industries (NYSE: TRN) and Executive Director, Information Technology for STMicroelectronics (NYSE: STM) and Maxim Integrated Products (now NYSE: ADI). She also currently serves as a Director with Applied Industrial Technologies (NYSE: AIT) on their audit, governance and sustainability committees and is a board member and strategic advisor to a group of private equity companies, chairing their technology, digital and sustainability committees. Ms. Andrews holds an Executive Business Management Certificate from the University of Texas and Bachelor of Science degrees in Aerospace and Mechanical Engineering from Northrop University in Los Angeles, California.
Olin Anton joined the Board on January 19, 2021, and serves as chair of the Audit Committee. Mr. Anton spent his career in professional practice as a Chartered Accountant and laterally as a Chartered Professional Accountant, CA. He was previously a partner at Deloitte LLP from 2002 to 2016, where he served as head of the British Columbia audit practice starting in 2013, managing partner of the Vancouver office from 2012 to 2013 and head of the Vancouver audit function from 2004 to 2012. Mr. Anton retired from Deloitte LLP in 2016. Mr. Anton began his career at Arthur Andersen LLP, where he joined in 1976, became a partner in 1988 and served as head of its audit practice until 2002, when he joined Deloitte LLP. Mr. Anton holds Bachelor of Science and Bachelor of Commerce degrees from the University of Saskatchewan. He is a Fellow Chartered Professional Accountant and a U.S. Certified Public Accountant.

Navin Arora joined the Board on January 5, 2023, and is a member of the Governance and Nominating Committee. He joined our parent company, TELUS, in 1999 and currently holds the position of Executive Vice-President, TELUS, and President, TELUS Business Solutions, TELUS Health, TELUS Agriculture & Consumer Goods and TELUS Partner Solutions, leading TELUS’ national business-to-business portfolio for all Public Sector, Enterprise, Large, and Small & Medium Business, as well as TELUS Partner Solutions, GoCo and several B2B acquisitions. Since joining TELUS in 1999, Mr. Arora has held senior leadership roles with increasing responsibility across various parts of the organization, including Business Solutions, Partner Solutions, Consumer, and Technology and Operations, during which he focused on business growth, service innovation, market differentiation and customer experience strategies and execution. He currently serves as vice-chair of TELUS’ Calgary Community board, and as a member of the board of Calgary Economic Development, the Canadian Chamber of Commerce Western Executive Council, and the Sandbox Project. He is also a member of the Business Council of Alberta. Mr. Arora holds a Bachelor of Science degree from the University of Alberta and a Master’s Certificate in Project Management from George Washington University.

Doug French was elected to the Board on September 23, 2020, and served as a member of the Audit Committee in 2021. Since 1996, Mr. French has held increasingly senior roles at TELUS, culminating in his appointment as Executive Vice-president and Chief Financial Officer in May 2016. Mr. French began his career as a Chartered Professional Accountant at Ernst and Young, before joining Clearnet, a predecessor company to TELUS. He holds a Bachelor of Arts (Honours), Commerce and Economics from the University of Toronto. Mr. French was appointed Fellow of the Chartered Professional Accountants of Ontario in 2017.
Tony Geheran was elected to the Board on May 13, 2020, and serves as the chair of the Governance and Nominating Committee. He is currently Executive Vice-president and Chief Operations Officer of TELUS, a position he has held since 2021. He previously held increasingly senior leadership roles at TELUS beginning in 2001, including Senior Vice President from 2013 to 2015, Executive Vice-president and President of Broadband Networks at TELUS from 2015 to 2018, and Executive Vice-president and Chief Customer Officer from 2018 to 2021. Prior to joining TELUS, Mr. Geheran worked at Cable and Wireless Ireland and Cable and Wireless Communications. He holds a Diploma in Professional Marketing from the Cranfield School of Management, a Certificate in Business Administration from The Open University and received his Professional Qualifications in Mechanical and Electrical Engineering while serving in the Royal Navy.
Sue Paish was elected to the Board on May 2, 2021, and is a member of the Human Resources Committee. Ms. Paish is a Corporate Director and is currently Chief Executive Officer of Digital Innovation Cluster, a position she has held since 2018. She is member of the board of directors and Management Resources and Compensation Committee for Canadian Tire Corporation (TSX: CTC.A) and chair of the board of the CORIX Group of Companies and serves on the their Human Resources and Planning and Growth Committees. Ms. Paish is also a member of the board for Northland Properties and Own the Podium. Ms. Paish served as corporate director and then as President and CEO of LifeLabs Medical Laboratory Services from 2008 to 2017 and also as Corporate Director and CEO of Pharmasave Drugs (National) Ltd. from 2004 until 2012. She has previously also served as Managing Partner of the law firm, Fasken, from 2000 to 2006 and practiced law at the firm from 1983 to 2006. She holds a Bachelor of Commerce and a Bachelor of Laws from The University of British Columbia.

Carolyn Slaski was elected to the Board on July 2, 2021, and is a member of both the Audit Committee and Human Resources Committee. Prior to her retirement from EY LLP, Ms. Slaski served as the Americas and US vice-chair of Talent from 2015 to 2021. Previously, Ms. Slaski was a Senior Audit Partner from 1984 to 2021 and, during that time, also served as the East Region Assurance Managing Partner from 2013 to 2015, New Jersey Office Managing Partner and Market Segment Leader from 2010 to 2013 and European Client Service Partner and Capital Markets Leader from 2002 to 2005. Ms Slaski holds a Bachelor of Arts in Economics (Honors) from Rutgers University, a Certified Public Accountant certification and has completed EY’s Strategic Leadership Program by Harvard University.

Sandra Stuart was elected to the Board on September 25, 2021, and is a member of our Audit Committee. She currently also serves as a Director and on the environment, health and safety and governance and sustainability committees for both Canfor Corporation and Canfor Pulp, as a trustee and chair of the audit committee for DRI Healthcare Trust and as a director for the Bank of Nova Scotia, serving on their audit, conduct review and risk committees. Ms. Stuart previously served in increasingly senior leadership roles at HSBC Canada beginning in 2010, including as Chief Executive Officer from 2015 to 2020 and as Chief Operating Officer from 2010 to 2015. Ms. Stuart holds a Bachelor of Business and Economics degree from Simon Fraser University and has completed executive management courses through Harvard Business School and IMD International Business School.
B.Compensation
Overview
The following discussion of our executive compensation program includes information relating to our philosophy and approach to executive compensation, the methodologies and market research we use in determining compensation and the actual compensation earned by our named executive officers (NEOs) for their 2023 performance.
For 2023, our NEOs are:
•Jeff Puritt, President and Chief Executive Officer (CEO);
•Vanessa Kanu, Chief Financial Officer (CFO);
•Maria Pardee, Chief Commercial Officer (CCO)(1);
•Marilyn Tyfting, Senior Vice President and Chief Corporate Officer (CCO-CHRO);
•Michael Ringman, Chief Information Officer (CIO); and
•Beth Howen, Chief Transformation Officer (CTO)(1)
_______________________________
(1)    Ms. Pardee’s employment as CCO terminated effective December 31, 2023, and Ms. Howen’s employment as CTO terminated effective December 15, 2023.
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
The Human Resources Committee takes an approach to compensation that is both market-based and performance-based. The primary focus of the Human Resources Committee is to maintain an executive compensation program that supports the achievement of three objectives:
•to advance our business strategy;
•to enhance our growth and profitability; and
•to attract and retain the key talent necessary to achieve our business objectives.

To meet the three objectives of our compensation program, we apply the following six principles:
1.We pay for performance
An NEO’s compensation is based on the NEO’s personal performance, together with corporate performance and position within a range determined with reference to market compensation data. Linking executive pay to actual performance helps to ensure that executive compensation is aligned with the creation of shareholder value.
2.We promote sound risk-taking
Our executive compensation program incorporates many elements that are intended to ensure our compensation practices do not encourage excessive or inappropriate risk-taking. Below are some of the governance practices, policies and inherent design elements of our executive compensation program that help manage and mitigate risk in executive compensation.

WHAT WE DO
•
Compensation consultant—We use an independent executive compensation consultant to assess our executive compensation program to confirm alignment with shareholder and corporate objectives, best practices and governance principles.
	•	Balance between short-term and long-term incentives—Reasonable balance between compensation elements that focus on short-term financial performance and longer-term Company share price appreciation.
•
Pay for performance—Our performance metrics are well communicated and regularly monitored through the corporate scorecard, see “—TELUS International Performance Bonus Program—Methodology—Step 1”, and include short- and long-term performance measures to align performance with business objectives. Additionally, 70% to 80% of the TELUS International Performance Bonus Program payments are based on corporate performance.
•
Overlapping performance periods—Within our long-term incentive (LTI) program, the overlap in performance periods helps ensure that executives remain exposed to the risks of their decision-making and risk-taking through their unvested equity awards and the shares that they are required to own. See “—Company Equity-Based Compensation Plans at a Glance” for a summary of the 2021 LTIP and treatment of the final grant of LTIP awards under the MIP in light of our initial public offering.

•
Robust share ownership requirements—In place for our executives with respect to Company shares granted under the Omnibus Long-Term Incentive Plan (7x base salary for the chief executive officer and 3x base salary for the other NEOs), and for our non-employee directors (at 5x the annual cash retainer portion of each director’s annual compensation within five years of their initial election), and the additional holding periods applicable to certain awards granted to our CEO, as described in “— Summary of NEO Employment and Separation Agreements”.
	•	Caps on payouts—Equity incentive awards are generally capped at 200% to avoid excessive payouts and are in line with market practices.

WHAT WE DO NOT DO
•	Maintain or reduce performance target levels for incentive plans. Instead, steadily increasing performance levels must be achieved to realize payouts year after year.	•	Guarantee a minimum level of vesting for our long-term incentives.
•
Allow an insider or any team member who holds a position at or above the director level to monetize or hedge our shares or equity-based compensation to undermine the risk alignment in our equity ownership requirements.
		•	Guarantee annual base salary increases or bonus payments.
•	Over-emphasize any single performance metric.	•	Offer excessive perquisites.

3.We balance the short-term and long-term
Our program features a well-balanced mix of fixed and variable pay elements, with the layering of payout timing, annual awards and overlapping vesting of equity incentives and various incentive vehicles.

    In connection with our initial public offering, our Board adopted the 2021 Omnibus Long-Term Incentive Plan (2021 LTIP), under which it granted equity awards to our NEOs at our initial public offering price. The 2021 LTIP is also used to grant annual long-term incentive awards (LTIs). LTIs for performance year 2023, granted in the form of restricted share units (RSUs) and performance share units (PSUs), as well as grants of RSUs and options (Options) that were granted in connection with and prior to our initial public offering, result in a laddered vesting schedule for each award, rather than one-time vesting of all outstanding awards on a specified date which can result in larger, sporadic settlements. The LTI awards are 100% equity-settled. For information about the 2021 LTIP and equity compensation programs that we implemented in connection with our initial public offering, please see “—Company Equity-Based Compensation Plans at a Glance.”

4.    We reward individual contribution
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

The CEO and the other NEO’s annual performance bonuses are evaluated by assessing the Company’s performance, which is based on a combination of corporate scorecards, and individual performance. Performance bonus metrics are part of a multi-year business plan and are aligned with our longer-term goals. 50% of our 2023 LTI awards took the form of PSUs to align management with shareholders’ interests while incentivizing management to achieve performance targets based on corporate performance objectives tied to earnings per share and revenue growth. The other 50% of our 2023 LTI awards are in the form of RSUs that are subject to service-vesting conditions to incentivize management retention.
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
•materially or significantly increased responsibility in any team member’s role and/or a subsequent promotion is accompanied by a change in pay, as appropriate; and
•compensation data, along with other relevant factors, such as internal equity and the strategic significance of the role, are considered to develop a base salary range and a total compensation target for all positions across the organization.
Board Oversight and Compensation Governance
Our executive compensation governance protects the peer relationships among the members of our Board and TELUS, our controlling shareholder. Under our board policy manual, dated February 2, 2024 (Board Policy Manual), which describes the terms of reference for various Company governance functions, the Human Resources Committee has the authority to develop the Company’s philosophy and guidelines on executive compensation, oversee succession-planning and review and approve certain compensation and performance-rating decisions.
In 2023, the Board Policy Manual set forth our governance policies around executive compensation as follows:

Our Board had the following responsibilities:
•reporting annually to shareholders on the key strategic objectives of the Company and how the Company’s approach to executive compensation is designed to motivate management to achieve these strategic objectives
•appoint and replace the chief executive officer (subject to the Company’s shareholder agreement), which responsibility the Board has delegated to the TELUS CEO;
•approve the appointment of members of the Executive Leadership Team; and
•satisfy itself about the integrity of our chief executive officer and the executive leadership team.
The chief executive officer had the following responsibilities:
•create, maintain and review with the Human Resources Committee an annual plan for the appointment, performance management, leadership development and succession of the executive leadership team; and
•support the Governance and Nominating Committee in respect of recruiting new directors to the Board.
The Human Resources Committee had the following responsibilities:
•oversee succession planning for the chief executive officer, with the advice and recommendation of the chair of the Board and the Board;
•review and approve the succession plans for members of the executive leadership team;
•upon the advice of the chief executive officer, review and approve the proposed appointment of any person to the executive leadership team;
•review and approve all agreements, including those dealing with retirement, termination of employment or other special circumstances, between the Company and the chief executive officer and the Company and any member of the executive leadership team;
•develop and recommend to the Board for its approval the Company’s compensation philosophy and guidelines on executive compensation and recommend any material changes to the Board for its approval;
•review and approve the design of and bonus pool guidelines for the annual performance bonus plan;
•review and approve any proposed establishment of, and material changes to, incentive compensation plans and employee benefit plans for the executive leadership team and all equity-based incentive plans of the Company or its subsidiaries;
•review management’s recommendations for and approve the granting of options or other securities under the Company’s or its subsidiaries’ equity-based incentive plans and administer such plans, in each case, within any guidelines established by the Board;
•review and approve the levels and types of benefits, including perquisites and vehicles, that may be granted to the chief executive officer and the executive leadership team, subject to the terms of any applicable employee benefit plans and guidelines established by the Board;
•approve the share ownership guidelines for the chief executive officer and the executive leadership team and review compliance with those guidelines;
•review and approve the corporate scorecard, individual goals and objectives relevant to chief executive officer compensation;
•together with the chair of the Board, review and approve the chief executive officer’s performance evaluation and the chief executive officer’s compensation based on the Human Resources Committee’s assessment of the chief executive officer’s performance in light of the corporate scorecard and the chief executive officer’s individual goals and objectives;
•upon the recommendation of the chief executive officer, review and approve the performance evaluations and the compensation of the executive leadership team in light of the corporate scorecard and their individual goals and objectives;
•consider and determine all matters concerning incentive awards and other remuneration matters with respect to the chief executive officer and executive leadership team, including, together with the Governance and Nominating Committee, the adequacy of the Company’s say on pay policy on an annual basis;

•approve the list of companies in the comparator group against which the Company benchmarks its compensation program and review the compensation ranges for the Company’s chief executive officer and executive leadership team against the compensation of the companies in this comparator group; and
•periodically review the terms of any “clawback” or similar policy or agreement that allows the Company to cancel or recoup incentive compensation from an employee and, to the extent necessary, make the determinations required to be made under any such policy or agreement.

The Governance and Nominating Committee had the following responsibilities:
•identify individuals qualified to become members of the Board and recommend director nominees to the Board for the next annual meeting of shareholders;
•review annually the effectiveness of the board diversity policy and the measurable objectives for achieving board diversity and recommend any material changes to the board diversity policy to the Board; and
•annually review and determine, together with the Human Resources Committee, the adequacy of the Company’s say on pay policy.
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
As of December 31, 2023, the members of the Human Resources Committee were Mr. Blair, who chairs the committee, Ms. Paish and Ms. Slaski. Further information about the Human Resources Committee members can be found in “Item 6A—Directors and Senior Management—Our Directors,” and information about the current composition and responsibilities of the Human Resources Committee can be found in “Item 6C—Board Practices—Human Resources Committee.”
Compensation Consultant
The Human Resources Committee engaged an independent compensation consultant (Compensation Consultant) as a compensation consultant and advisor to the Board and management. Throughout 2023, the Compensation Consultant performed a variety of tasks for the Human Resources Committee, including reviewing the competitiveness of our executive and director compensation program and annual incentive and LTI program design.
Compensation Elements for the CEO and the Other NEOs in 2023
The key components of total direct compensation for the CEO and the other NEOs are fixed-base salary, short-term performance bonuses (paid in cash to reward annual performance) and LTIs (paid in the form of equity awards consisting of RSUs and PSUs (all of which may be settled in equity) to promote retention and reward performance over the long term).
Benefits and perquisites, including retirement benefits, are also considered as part of the Company’s total compensation for the CEO and the other NEOs. See “—Benefits and Perquisites” for more details.
Total Compensation at a Glance
The following table describes the components of total compensation that our NEOs have received for fiscal year 2023.

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
•PBP metrics can lead to payouts ranging from zero (for substandard performance) to a maximum of 150% of target (for exceptional performance)
•Provides an annual performance bonus paid in cash based on corporate and individual performance in the applicable year
Equity compensation	•Links a significant portion of the at-risk compensation to Company shareholder return and helps to promote retention of executives	•Helps to promote retention of executives
Benefits and perquisites
•A competitive executive benefits program
•Company vehicle or vehicle allowance for the CEO, vehicle allowance for the CCO-CHRO, an annual allowance for the CEO, and limited perquisites including contributions to the defined contribution plan and telecom benefits

Retirement benefits
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
•Competitive 401(k) plan with Company match for US executives, including the CCO, CIO and CTO.

2023 Approach to Compensation
Base Salary Methodology
During 2023, the Human Resources Committee considered and approved the CEO’s annual base salary. Mr. Blair, our Vice-Chair and the chair of our Human Resources Committee, has been delegated the authority by our Board to approve any changes in base salary for members of the executive leadership team.
We set our base salary range midpoints at the 50th percentile of a comparator group. As part of its annual pay assessment for 2023, the Human Resources Committee reviewed competitive pay data prepared by the Compensation Consultant. We then made adjustments to individual base salaries that we considered appropriate to recognize the executives’ varying levels of responsibility, prior experience, breadth of knowledge, overall individual performance and internal equity, as well as the pay practices of companies in a comparator group.

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
TELUS International Performance Bonus Program
Methodology
The PBP is designed to reward the achievement of business objectives in the short-term by providing immediate income in cash. For 2023, this component of at-risk pay was calculated for NEOs based on individual (30%) and corporate (70%) performance (for the CEO, the breakdown is individual (20%) and corporate (80%) performance) to better reflect affordability and our continued focus on funding strategic investments. In 2023, the annual performance targets for the NEOs ranged from 60 per cent to 70 per cent of base salary, and the CEO’s annual performance bonus target was equal to 150% of base salary. For 2023, each executive’s annual target performance bonus under the PBP was set using the following formula. Each element in the formula is explained in the steps outlined below:

To determine the annual performance bonus for each executive, we follow a three-step process:
Step 1: Assess Company corporate performance as measured by the corporate scorecard results;
Step 2: Assess an executive’s individual performance; and
Step 3: Calculate the annual performance bonus based on the above payout formula.
The three-step process is described in further detail below.
Step 1: Assess Company corporate performance as measured by the corporate scorecard results.

The Company’s corporate performance is measured through the results of our corporate scorecard, which is determined after the end of a performance year by rating the extent to which we have met or exceeded our targets for each metric set at the start of the year. Our 2023 metrics measured achievements in the following areas: Team, Customers First, and Profitable Growth & Efficiency. See below table on the 2023 corporate scorecard metrics. For further information regarding the 2023 performance metrics, see “—Non-GAAP Financial Measures and Non-GAAP Ratios”.

Scorecard Metrics	Weight
Team (10%)
Talent	10%
Customers First (30%)
Service Excellence Promise	30%
Profitable Growth & Efficiency (60%)
Revenue	20%
Adjusted EBITDA	30%
Free Cash Flow	10%
The objectives in the Company’s corporate scorecard are set annually by the chief executive officer and chief financial officer at the beginning of the year and recommended to the Governance and Nominating Committee for review and approval. Financial metrics in the objectives are largely based on targets that meet or exceed the annual budget approved by the Board.
The key aspects of the target-setting process include:
•selecting measurable and auditable performance metrics;
•ensuring that, as a general principle, the threshold target for any metric (yielding a 0.5x multiplier) exceeds the actual result on that metric in the previous year. The target (yielding a 1.0x multiplier) for any budget-related metric is generally set at or above the corresponding number in the corporate budget approved by the Board;
•stress-testing the current year’s targets against the prior year’s scorecard to determine year-over-year continuous improvement;
•ensuring that the targets and stretch targets that are used to determine whether these objectives have been met or exceeded are set out in the Company’s corporate scorecard; and
•ensuring that all performance metrics are tied to the Company’s achievement of our corporate objectives.
During the year, results and/or targets may be adjusted to normalize for one-time events or other unique circumstances. In accordance with the adjustment process, the chief executive officer, chief financial officer, and chief corporate officer collectively review and approve all adjustments proposed by management.
Step 2: Assess an executive’s individual performance

The individual performance of each NEO is initially assessed by the chief executive officer and is reviewed and approved by the Human Resources Committee. The individual performance of the chief executive officer is reviewed and approved by the Human Resources Committee. The chair of the Human Resources Committee invites the Board members to provide their feedback regarding the chief executive officer’s performance.

Step 3: Calculate the annual performance bonus based on the above payout formula
Based on an assessment and recommendation from the chief executive officer, the Human Resources Committee reviews each NEO’s performance and determines an individual multiplier, and along with the related multiplier in the Company corporate balanced scorecard, approves the annual performance bonus under the PBP for each NEO using the formula in this section. The Human Resources Committee, with input from the chair of the Board due to the peer relationships between our Company and TELUS, our controlling shareholder, assesses the personal performance of the chief executive officer and his leadership. Based on this assessment, the Human Resources Committee determines an individual multiplier and, along with the related multiplier in the Company corporate balanced scorecard, recommends to the Board for approval of the annual performance bonus under the PBP for the chief executive officer, based on the formula in this section.

The relative weight that corporate, business unit and individual performance has in determining a team member’s annual performance bonus under the PBP depends on the individual’s organizational level and ability to influence the Company’s overall performance. For each of our NEOs, Company corporate performance is weighted at 70% and individual performance is weighted at 30%; and for the chief executive officer, Company corporate performance is weighted at 80% and individual performance is weighted at 20%. In addition to Company corporate and individual performance, the Board has the discretion to adjust bonus payouts for any extraordinary circumstances or other factors, as it deems appropriate.
At-Risk Pay: Long-Term Incentives

2023 Long-Term Incentives

Our Human Resources Committee designed an executive compensation program to achieve the objectives described above under “Key Compensation Principles.” This includes the grant of annual equity awards by our Human Resources Committee, which are used to encourage an ownership culture and align management with stockholders’ interests.

On March 17, 2023, our Human Resources Committee approved long-term performance incentive awards for our executive leadership team, including our NEOs, which were granted under the 2021 LTIP. 50% of the equity granted to our executive leadership team was in the form of RSUs and 50% of the equity granted to our executive leadership team was in the form of PSUs. We believe the use of RSUs and PSUs align the compensation of the executive leadership team with stockholders’ interests. The value recognized by individuals with respect to these awards will depend on the Company’s stock price performance and, in the case of the PSUs, if certain performance targets are met within the performance period, as described below. The number of RSUs and PSUs granted were calculated based on the closing price per TI share on March 16, 2023, of $21.17. The RSUs generally vest 25% on each of the first two anniversaries and 50% on the third anniversary of the grant date, subject to continued employment through each applicable vesting date. The PSUs will cliff vest on the third anniversary of the grant date, subject to achievement of the following performance targets:
•60% of the PSUs will be earned based on the Company’s earnings per share compound annual growth rate during the performance period, which we refer to as EPS Growth CAGR; and
•40% of the PSUs will be earned based on the Company’s organic revenue compound annual growth rate during the performance period, calculated pursuant to IFRS-IASB, which we refer to as Organic Revenue Growth CAGR.

The RSUs and PSUs are subject to forfeiture if the applicable holder is terminated with cause (as defined in the award agreement). In the event of death, the RSUs and PSUs will vest (in the case of PSUs, assuming target performance). In the event of disability or the holder’s qualifying retirement, the RSUs and PSUs will continue to vest in accordance with their original vesting schedule. In the event of a termination without cause, the holder will be entitled to a prorated portion of the award, calculated based on the amount of service provided during the applicable performance period assuming target performance. On occasion where in the best interest of the Company, subject to approval of the chair of the Human Resources Committee and the execution of a full and final release agreement, vesting treatment for RSUs and PSUs may be modified upon separation.
The individual grant values for each of our NEOs, including the threshold, target and maximum payout of PSUs, are set forth in the “Grants of Plan-Based Awards Table”, below.

Benchmarking
When making compensation decisions, the Human Resources Committee takes into consideration the value of total direct compensation (TDC), which consists of base salary, annual performance bonus and long-term equity incentive compensation provided to executives. The Human Resources Committee generally looks to position the value of target TDC to be competitive with the 50th percentile of comparable companies, with exceptions made based on the Human Resources Committee’s analysis of key factors including the NEO’s performance and tenure.
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
The Human Resources Committee selected the following list of companies that would comprise of our peer group for 2023 compensation decisions:

Black Knight, Inc.	EPAM Systems Inc	Qualtrics, LLC	Unisys Corporation
Concentrix Corporation	Genpact Limited	Sabre Corporation	Verint Systems
Conduent Inc.	Jack Henry & Associates Inc.	TTEC Holdings, Inc.	WEX Inc.
The Human Resources Committee reviewed a report on the Company’s compensation programs for its executive leadership team, which incorporated data provided by the Compensation Consultant. The Compensation Consultant collected compensation data from the companies in our competitor peer group (the most recent peer compensation data available at the time) and compared the information to the executive leadership team’s target total direct compensation and the elements of which that target total direct compensation is comprised of.

2023 Actual Compensation Mix (Percentage of Total Direct Compensation)(1)

		CEO		Other NEOs
Compensation element	Provided as	Target	2023 actual	Target	2023 Actual
Base salary (fixed)	Cash	9%	11%	23%	27%
Allowances (fixed)	Cash	—	1%	—	—
Annual Performance bonus (at-risk)	Cash	14%	—	15%	—
Long-term incentive (at-risk)	RSUs	38%	44%	31%	37%
Long-term incentive (at-risk)	PSUs	38%	44%	31%	37%
______________________________________________
(1)Sum of percentages may not total 100% due to rounding.
2023 Actual Compensation
Base Salary Compensation
The annual base salaries that our NEOs were entitled to receive in respect of calendar year 2023, were as follows:

Name	2023 Annual Base Salary(1) ($)
Jeff Puritt	850,000
Vanessa Kanu(2)	513,009
Maria Pardee	475,000
Marilyn Tyfting(3)	380,014
Michael Ringman	400,000
Beth Howen	450,000
_________________________________________________

(1)Base salary amounts reflected in the “Summary Compensation Table” differ from the amounts above since annual merit increases for 2023 took effect on April 1, 2023.
(2)Base salary value converted from CAD $675,012 to USD using an exchange rate on December 29, 2023, of $0.76.
(3)Base salary value converted from CAD $500,019 to USD using an exchange rate on December 29, 2023, of $0.76.
For more details about the actual amount of base salary paid to our NEOs in 2023, see “—Summary Compensation Table.”
2023 PBP Payouts
Each NEO’s annual performance bonuses were determined by applying the formulas outlined under the headings “—TELUS International Performance Bonus Program.” Specifically, the Human Resources Committee assesses the Company’s corporate performance against the corresponding targets, as measured by the corporate scorecards for the Company, and then applies the corporate scorecard and personal performance multiplier for each NEO to determine the payout. In 2023, the annual performance targets for the NEOs ranged from 60% to 70% of base salary, and the CEO’s annual performance bonus target was equal to 150% of base salary.
Following its critical assessment of 2023 overall company performance, the Human Resources Committee approved a corporate scorecard multiplier of 0% for all NEOs, including the CEO, and an individual multiplier of 0%.
Based on the above, none of our NEOs received bonuses under the PBP for fiscal 2023.
Long-Term Incentives

The individual grant values for each of our NEOs granted in March 2023 under the 2021 LTIP, including the threshold, target and maximum payout of PSUs, are set forth in the “Grants of Plan-Based Awards Table”, below.
Benefits and Perquisites
We provide our NEOs with a competitive benefits program that includes health and dental coverage, life, accident and critical illness insurance coverage, short-term and long-term disability coverage and health spending accounts as we do for all our employees. In addition, we offer our NEOs and all our employees the opportunity to purchase TI shares at a 15% discount, through regular payroll deductions up to a maximum of $25,000 per year under the Company employee share purchase plan. We also offer Canadian executives who were participating in the TELUS employee share purchase plan before May 1, 2021, the opportunity to continue to participate in the TELUS employee share purchase plan and purchase TELUS shares through regular payroll deductions, with a match of currently 30% (changed from 35% as of July 27, 2023) for Canadian executives to a maximum of 6% of base salary under the TELUS employee share purchase plan.
The use of perquisites is limited for our NEOs. Some of the perquisites we provide to our NEOs include (1) an executive health plan for Canadian executives; (2) a $25,000 annual allowance intended to cover financial and retirement counseling and other items, for our CEO; (3) a vehicle and vehicle allowance for our CEO, each for a portion of 2023; (4) a vehicle allowance for our CCO-CHRO; (5) telecom benefits for the home (for work and personal use) for our Canadian executives, including our CFO and CCO-CHRO and (6) a telephone concession. For information regarding the value of perquisites paid to our NEOs in 2023, see “—Summary Compensation Table”.
Our CEO is entitled to benefits under the DB Plan and SRA pension plans consistent with market practice for TELUS Canadian executives, our CFO is entitled to participate in the Defined Contribution Plan (a registered defined contribution plan) and the Savings Plan, and our CCO-CHRO is entitled to participate in the DB Plan and SERP 2020. Our NEOs in the United States are eligible to participate in the Company’s 401(k) plan and are entitled to receive an employer matching contribution. For information regarding the value of retirement benefits paid to our NEOs in 2023, see “—Summary Compensation Table,” “—Pension Benefits” and “—TELUS Nonqualified After-Tax Account.”
Employment Agreements
We have entered into employment agreements with our CEO and CFO, respectively, and offer letters with our other NEOs. Details on NEO severance arrangements can be found below under “—Summary of NEO Employment and Separation Agreements”.

Company Clawback Policy

In July 2023, the Board adopted a clawback policy to comply with the applicable provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and rules and requirements of the NYSE (including Section 303A.14 of the NYSE Listed Company Manual). In the event of an accounting restatement, under the Company’s clawback policy, the Human Resources Committee is authorized to recover certain incentive-based compensation paid to an executive officer of the Company on or after October 2, 2023, to the extent such incentive-based compensation was paid on the basis of financial results in respect of any of our three most recently completed fiscal years preceding the restatement.
TELUS Clawback Policy for Mr. Puritt
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

The board of directors of TELUS may seek recoupment if the restatement of the financial statement(s) occurs within 36 months of the original date the audited financial statements were filed with the requisite securities commissions or similar regulatory authorities in each of the provinces and territories of Canada. We adopted a recoupment policy under which, upon certain triggering events, the Human Resources Committee is authorized to recoup or cancel all or a portion of certain incentive compensation from executive officers (as defined in accordance with SEC rules, which includes our NEOs). For further information, see “—Company Clawback Policy”
Executive Share Ownership Guidelines

Our executive share ownership demonstrates our compensation philosophy to align the interests of our executives with those of our shareholders. Our executives must beneficially own, either directly or indirectly, a certain number of shares based on targets varying by position.

Position	Share Ownership Requirement
CEO	7x annual base salary
Other executive leadership team	3x annual base salary

An executive must meet the requirement within five years of hire or promotion. We also require an executive who has not met the share ownership requirement to take 50 per cent of net equity awards (after taxes) in shares for any equity vesting unless that executive is pursuing other means of meeting the share ownership requirement. The executive must also hold such shares until the requirement is met.

Furthermore, upon retirement, an executive must continue to hold a number of shares equal to the share ownership requirement for one year following retirement.

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
Summary Compensation Table
The following table summarizes the compensation earned by our NEOs for the years ending December 31, 2023, December 31, 2022 and December 31, 2021.

Name and Principal Position	Year		Salary ($)(1)		Bonus ($)	Stock Awards ($)(2)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)		All Other Compensation ($)		Total ($)
Jeff Puritt	2023		850,000		—	6,975,007	—	—	832,574	(3)	66,670	(4)	8,724,251
President and Chief Executive Officer	2022		850,000		—	6,625,020	—	892,500	2,016,775		88,340	(12)	10,472,635
	2021	(10)	770,385		—	11,257,700	893,466	1,239,934	1,199,220		124,857		15,485,561
Vanessa Kanu	2023		504,562	(5)	—	2,250,032	—	—	—		64,677	(6)	2,819,271
Chief Financial Officer	2022		443,901		—	1,500,020	—	210,052	—		51,100		2,205,073
	2021	(10)	393,690		—	3,173,932	446,745	225,112	—		42,803		4,282,282
Maria Pardee	2023		467,789		—	1,000,028	—	—	—		16,500	(7)	1,484,317
Chief Commercial Officer	2022		450,000		—	1,000,013	—	207,657	—		15,250		1,672,920
	2021		—		—	—	—	—	—		—		—
Marilyn Tyfting	2023		374,369	(5)	—	1,000,028		—	272,802	(8)	26,960	(9)	1,674,159
Senior Vice	2022		336,483		—	1,000,013		160,028	1,853		26,342		1,524,719
President and Chief Corporate Officer	2021	(10)	296,869		—	2,283,974	446,745	156,678	165,979		47,699		3,397,943
Michael Ringman	2023		385,577		—	800,014	—	—	—		16,500	(7)	1,202,091
Chief Information Officer	2022		340,039		—	700,020	—	142,816	—		16,832		1,199,707
	2021	(10)	307,039		—	1,719,239	297,830	156,193	—		30,501		2,510,802
Beth Howen	2023		441,346		—	900,021	—	—	—		628,812	(11)	1,970,179
Chief Transformation	2022		—		—	—	—	—	—		—		—
Officer	2021		—		—	—	—	—	—		—		—
_________________________________________________
(1)Actual base salary paid in 2023 differs from our NEO’s mid-year base salary because annual merit increases for 2023 took effect on April 1, 2023.
(2)The values set forth in the Stock Awards column for 2023 represent the aggregate grant date fair market value of RSUs and PSUs (at target) granted to the NEOs on March 17, 2023, computed in accordance with IFRS 2.
(3)This value is converted from CAD $1,095,492 to USD using an exchange rate on December 29, 2023, of $0.76 and reflects the actuarial increase in the present value of Mr. Puritt’s benefits under the DB Plan (an increase of CAD $63,708, the SRA (an increase of CAD $587,984) and the JP SRA (an increase of CAD $443,800). See “—TELUS Retirement Plan Benefits” for more information on the pension plan benefits and how such amounts are calculated.
(4)For Mr. Puritt, this includes the following amounts related to perquisites: $15,269 for vehicle use, $16,062 for vehicle allowance, $25,000 for his annual financial and tax planning allowance pursuant to his employment agreement, $7,206 for gifts, and $3,133 for telecom benefits for the home.

(5)With respect to Ms. Kanu’s and Ms. Tyfting’s base salary, the value is converted from CAD $663,897 and CAD $492,590, respectively, to USD using an exchange rate on December 29, 2023, of $0.76.
(6)For Ms. Kanu, this amount includes the following amounts related to perquisites: CAD $59,979 taxable benefit for the employer top-up matching contributions under the Company’s Savings Plan, CAD $1,860 for telecom benefits for the home, CAD $2,055 taxable benefit for telephone concession, CAD $18,952 to TELUS’ employee share purchase plan, and CAD $2,255 for an executive health assessment. These values were converted from CAD to USD using an exchange rate on December 29, 2023, of $0.76.
(7)This includes the following amounts related to perquisites: $16,500 for the employer matching contributions to the Company’s 401(k) plan for Ms. Pardee and Mr. Ringman.
(8)This value is converted from CAD $358,950 to USD using an exchange rate on December 29, 2023, of $0.76 and reflects the actuarial increase in the present value of Ms. Tyfting’s benefits under the DB Plan (an increase of CAD $70,242) and the SERP 2020 (an increase of CAD $288,708). See “—TELUS Retirement Plan Benefits” for more information on the pension plan benefits and how such amounts are calculated.
(9)For Ms. Tyfting, this includes the following amounts related to perquisites: CAD $15,000 for car allowance, CAD $4,286 taxable benefit for parking and telephone concession, CAD $3,251 for telecom benefits for the home, and CAD $12,938 to TELUS’ employee share purchase plan. These values were converted from CAD to USD using an exchange rate on December 29, 2023, of $0.76.
(10)Due to our initial public offering, MIP awards with respect to 2020 were granted to Mr. Puritt, Ms. Kanu, Ms. Tyfting and Mr. Ringman in 2021, and the 2021 compensation includes the value of such grants. With respect to Ms. Kanu, her 2021 compensation included a one-time sign-on grant in respect of her onboarding in 2020, which was paid at the time of our initial public offering in February 2021.
(11)For Ms. Howen, this amount includes the following amounts: $16,500 for the employer matching contributions to the Company’s 401(k) plan, $44,450 for accrued paid time off and $567,862 representing what was agreed to in the separation agreement executed on December 9, 2023.
(12)Reflects an addition of $34,714 related to personal travel.

Grants of Plan-Based Awards
The following table provides additional information about plan-based compensation awards for the fiscal year ended December 31, 2023.

			Estimated future payouts under non-equity incentive plan awards			Estimated future payouts under equity incentive plan awards
Name	Grant date		Threshold	Target	Maximum	Threshold	Target	Maximum	All other stock awards: Number of stock or units	Grant date fair value of stock and option awards
			($)	($)	($)	(#)	(#)	(#)	(#)
Jeff Puritt	Annual Incentive	(1)	—	1,275,000	1,912,500	—	—	—	—	—
	03/17/23	(2)	—	—	—	—	—	—	164,738	3,487,503
	03/17/23	(3)	—	—	—	82,369	164,738	329,476	—	3,487,503
Vanessa Kanu	Annual Incentive	(1)	—	359,106(4)	538,660(4)	—	—	—	—	—
	03/17/23	(2)	—	—	—	—	—	—	53,142	1,125,016
	03/17/23	(3)	—	—	—	26,571	53,142	106,284	—	1,125,016
Maria Pardee	Annual Incentive	(1)	—	332,500	498,750	—	—	—	—	—
	03/17/23	(2)	—	—	—	—	—	—	23,619	500,014
	03/17/23	(3)	—	—	—	11,810	23,619	47,238	—	500,014
Marilyn Tyfting	Annual Incentive	(1)	—	266,010(4)	399,015(4)	—	—	—	—	—
	03/17/23	(2)	—	—	—	—	—	—	23,619	500,014
	03/17/23	(3)	—	—	—	11,810	23,619	47,238	—	500,014
Michael Ringman	Annual Incentive	(1)	—	240,000	360,000	—	—	—	—	—
	03/17/23	(2)	—	—	—	—	—	—	18,895	400,007
	03/17/23	(3)	—	—	—	9,448	18,895	37,790	—	400,007
Beth Howen	Annual Incentive	(1)	—	270,000	405,000	—	—	—	—	—
	03/17/23	(2)	—	—	—	—	—	—	21,257	450,011
	03/17/23	(3)	—	—	—	10,629	21,257	42,514	—	450,011
________________________________________
(1)This row reflects the possible payouts with respect to grants of annual incentive awards under the Performance Bonus Program for performance in the fiscal year ended December 31, 2023. The amounts shown indicate the dollar value of the potential payment upon attainment of the annual performance bonus performance criteria at threshold (0%), target (150% of base salary for Mr. Puritt; 70% of base salary for Ms. Kanu, Ms. Pardee and Ms. Tyfting; and 60% of base salary for Mr. Ringman and Ms. Howen) and maximum (150% of target). Actual payments based on the Company’s performance are shown in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table.
(2)This row reflects the number of equity-settled RSUs awarded in the fiscal year ended December 31, 2023, which were granted under the 2021 LTIP.
(3)This row reflects the threshold, target and maximum payout of PSUs that were awarded under the 2021 LTIP.
(4)Annual incentive amounts converted from CAD to USD using an exchange rate on December 29, 2023, of $0.76 as follows: target of CAD $472,508 and a maximum of CAD $708,763 for Ms. Kanu, and target of CAD $350,013 and a maximum of CAD $525,020 for Ms. Tyfting.
Outstanding Equity Awards at Fiscal Year-End
The table below summarizes all option-based and share-based awards granted by the Company that were outstanding as of December 31, 2023, which includes RSUs, PSUs, and Options.

			Option Awards(1)				Stock Awards
Name	Number of securities underlying unexercised options (#) exercisable		Number of securities underlying unexercised options (#) unexercisable		Option exercise price ($)	Option expiration date	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)		Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)(2)
Jeff Puritt	296,942	(3)	—		4.87	12/23/2026	—		—
	539,892	(3)	—		4.87	12/23/2026	—		—
	1,259,748	(3)	—		8.94	12/23/2026	—		—
	83,847		83,846	(4)	25.00	02/02/2031	—		—
	—		—		—	—	809,357	(5)	6,944,283
Vanessa Kanu	41,925		41,924	(4)	25.00	02/02/2031	—		—
	—		—		—	—	224,027	(6)	1,922,152
Maria Pardee	—		—		—	—	32,070	(7)	275,161
Marilyn Tyfting	41,925		41,924	(4)	25.00	02/02/2031	—		—
	—		—		—	—	129,797	(8)	1,113,658
Michael Ringman	27,950		27,949	(4)	25.00	02/02/2031	—		—
	—		—		—	—	98,991	(9)	849,343
Beth Howen(10)	—		—		—	—	—		—
______________________________________
(1)All Options have a term of ten years. Equity-settled Options vest equally over four years.
(2)The value is based on a closing TI share price of $8.58 on December 29, 2023.
(3)Represents Option awards granted on December 23, 2016 to Mr. Puritt. These Options fully vested on December 23, 2020, and became exercisable upon the effective date of the initial public offering.
(4)Represents equity-settled Options that vest ratably on the first trading day after February 2 in each of 2024 and 2025.
(5)Includes 102,654 equity-settled RSUs that will vest ratably over two years on February 28, 2024 and 2025; 52,494 equity-settled RSUs that will vest ratably over two years on May 20, 2024 and 2025; 94,176 equity-settled RSUs that will vest ratably over three years on March 21, 2024, 2025 and 2026; 164,738 equity-settled RSUs that will vest 25% each over two years on March 17, 2024 and 2025 and 50% on March 17, 2026; 104,988 equity-settled PSUs (at target) that will vest on May 20, 2024; 125,569 equity-settled PSUs (at target) that will vest on March 21, 2025; and 164,738 equity-settled PSUs (at target) that will vest on March 17, 2026.
(6)Represents 47,678 equity-settled RSUs that will vest ratably over two years on February 28, 2024 and 2025; 6,770 equity-settled RSUs that will vest ratably over two years on May 20, 2024 and 2025; 21,323 equity-settled RSUs that will vest ratably over three years on March 21, 2024, 2025 and 2026; 53,142 equity-settled RSUs that will vest 25% each over two years on March 17, 2024 and 2025 and 50% on March 17, 2026; 13,541 equity-settled PSUs (at target) that will vest on May 20, 2024; 28,431 equity-settled PSUs (at target) that will vest on March 21, 2025; and 53,142 equity-settled PSUs (at target) that will vest on March 17, 2026.

(7)Includes 4,285 equity-settled RSUs that will vest on May 20, 2024; 4,739 equity-settled RSUs that will vest on March 21, 2024; 5,905 equity-settled RSUs that will vest on March 17, 2024; and 17,141 equity-settled PSUs (at target) that will vest on May 20, 2024. Pursuant to the separation agreement executed on July 12, 2023, Ms. Pardee’s equity grants of 31,475 RSUs and 42,573 PSUs have been forfeited.
(8)Includes 32,678 equity-settled RSUs that will vest ratably over two years on February 28, 2024 and 2025; 5,570 equity-settled RSUs that will vest ratably over two years on May 20, 2024 and 2025; 14,215 equity-settled RSUs that will vest ratably over three years on March 21, 2024, 2025 and 2026; 23,619 equity-settled RSUs that will vest 25% each over two years on March 17, 2024 and 2025 and 50% on March 17, 2026; 11,142 equity-settled PSUs (at target) that will vest on May 20, 2024; 18,954 equity-settled PSUs (at target) that will vest on March 21, 2025; and 23,619 equity-settled PSUs (at target) that will vest on March 17, 2026.
(9)Includes 21,784 equity-settled RSUs that will vest ratably over two years on February 28, 2024 and 2025; 5,399 equity-settled RSUs that will vest ratably over two years on May 20, 2024 and 2025; 9,951 equity-settled RSUs that will vest ratably over three years on March 21, 2024, 2025 and 2026; 18,895 equity-settled RSUs that will vest 25% each over two years on March 17, 2024 and 2025 and 50% on March 17, 2026; 10,799 equity-settled PSUs (at target) that will vest on May 20, 2024; 13,268 equity-settle PSUs (at target) that will vest on March 21, 2025; and 18,895 equity-settled PSUs (at target) that will vest on March 17, 2026.
(10)For information about the treatment of Ms. Howen’s outstanding equity awards upon her separation, see “—Summary of NEO Employment and Separation Agreements.”
Option Exercises and Stock Vested

The following table provides information on stock options that were exercised and shares that were acquired on vesting of stock awards by each NEO during the 2023 fiscal year.

	Option Awards		Stock Awards
Name	Number of shares acquired or exercised (#)	Value realized on exercise ($)(1)	Number of shares acquired on vesting (#)(2)	Value realized on vesting ($)
Jeff Puritt	41,935	641,161	108,967	2,259,287
Vanessa Kanu	—	—	34,333	745,713
Maria Pardee	—	—	9,024	170,723
Marilyn Tyfting	16,776	256,495	23,865	516,180
Michael Ringman	11,182	170,966	16,909	361,539
Beth Howen	—	—	11,810	91,037
_________________________________________________
(1)The values in this column represent exercised cash-settled TI Phantom Options that were granted pursuant to the MIP.
(2)The values in this column represent vested equity-settled RSUs and PSUs that were granted pursuant to the 2021 LTIP.

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
Effective January 1, 2016, Mr. Puritt ceased participation in the Defined Contribution Plan and Savings Plan and commenced participation in the DB Plan and the SRA. Pursuant to his employment agreement with the Company, Mr. Puritt’s prior years of service with TELUS, from July 26, 2001 to December 31, 2015, were recognized under the SRA in three equal instalments on each of January 1, 2018, January 1, 2020, and January 1, 2022.
Effective May 1, 2023, Mr. Puritt ceased active participation in the registered defined benefit pension plan and the SRA. A new supplemental pension benefit plan, the Supplemental Retirement Agreement for Jeff Puritt (JP SRA), was established effective May 1, 2023. The JP SRA provides similar pension benefits as the aggregate of the Canadian-registered defined benefit pension plan and the SRA, but only in respect of service on and after May 1, 2023.
Defined Benefit Pension and Supplemental Pension Plan—Marilyn Tyfting
As of January 1, 2020, Ms. Tyfting participates in the TELUS retirement program for vice presidents and senior vice presidents. The retirement program consists of the DB Plan, which is a contributory Canadian-registered defined benefit pension plan, and the SERP 2020, which is a supplemental pension benefit plan that provides benefits to retired vice presidents and senior vice presidents in addition to the pension income provided under the DB Plan. The SERP 2020 supplements the pension benefits of the DB Plan by providing a total benefit at retirement determined as 2% of a participant’s highest consecutive five-year average pensionable remuneration multiplied by the total number of years of credited service. There is a maximum cap on total benefits of 70% of the average pensionable remuneration.
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
Pension Benefits
The following table sets out information regarding Mr. Puritt’s DB Plan, SRA and JP SRA retirement benefits and Ms. Tyfting’s DB Plan and SERP 2020 retirement benefits as of December 31, 2023.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)(1)		Payments During Last Fiscal Year ($)
Jeff Puritt	DB Plan	7.333	287,660	(2)	—
	SRA	21.749	10,088,772	(3)	—
	JP SRA	0.667	337,288	(4)	—
Marilyn Tyfting	DB Plan	4	144,552	(5)	—
	SERP 2020	4	430,540	(6)	—
_________________________________________________

(1)The present value of the accumulated benefit is calculated using a valuation method and assumptions consistent with the most recent financial statements and is based on a projection of both pensionable earnings and credited service. Key economic assumptions include a discount rate of 4.65% per annum. Mortality rates are assumed to follow the 80% of the Canadian Pensioners’ Monthly CPM-2014 Private Sector Mortality Table with generational projection using the CPM-B improvement scale. Certain other assumptions have been made with respect to retirements and withdrawals.
(2)This value is converted from CAD $378,500 to USD using an exchange rate on December 29, 2023, of $0.76.
(3)This value is converted from CAD $13,274,700 to USD using an exchange rate on December 29, 2023, of $0.76.
(4)This value is converted from CAD $443,800 to USD using an exchange rate on December 29, 2023, of $0.76.
(5)This value is converted from CAD $190,200 to USD using an exchange rate on December 29, 2023, of $0.76.
(6)This value is converted from CAD $566,500 to USD using an exchange rate on December 29, 2023, of $0.76.
TELUS Nonqualified After-Tax Account
Mr. Puritt, Ms. Kanu and Ms. Tyfting have retirement benefits in the Savings Plan. The Savings Plan is a “top-up” program that works in conjunction with the Defined Contribution Plan. The Savings Plan allows participants to contribute toward their retirement in excess of what the Canada Revenue Agency (CRA) permits participants to contribute annually under the Defined Contribution Plan.
Participants can elect to contribute between 3% and 10% of their income, and based on their election, the Company will make a matching contribution that ranges between 3% and 8%. Contributions up to the CRA maximum annual contribution limit are deposited in the participant’s Defined Contribution Plan. Once the CRA maximum annual contribution limit is reached, participants may continue to make contributions and receive the employer contributions in the Savings Plan. Unlike participant contributions in the Defined Contribution Plan, which are made on a pre-tax basis, participant and employer contributions in the Savings Plan are made on an after-tax basis. A participant is always fully vested in the participant’s own contributions; a participant vests in the Company contributions after the participant’s termination of employment. A participant pays taxes on any investment gains and losses in the Savings Plan annually.
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
The following table provides information regarding Mr. Puritt’s, Ms. Kanu’s and Ms. Tyfting’s benefits under the Savings Plan as of December 31, 2023, disclosed pursuant to Item 402(i) of Regulation S-K of the Securities Act:

Name	Executive Contributions in Last Fiscal Year ($)		Registrant Contributions in Last Fiscal Year ($)(1)		Aggregate Earnings in Last Fiscal Year ($)(2)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)
Jeff Puritt	—		—		45,668	—	358,028	(3)
Vanessa Kanu	45,584	(4)	45,584	(4)	20,569	—	232,389	(5)
Marilyn Tyfting	—		—		21,843	—	162,396	(6)
_________________________________________________
(1)Represents the Company’s contributions under the Savings Plan.
(2)Represents aggregate earnings based on investment performance.
(3)This value is converted from CAD $471,089 to USD using an exchange rate on December 29, 2023, of $0.76.
(4)This value is converted from CAD $59,979 to USD using an exchange rate on December 29, 2023, of $0.76.
(5)This value is converted from CAD $305,775 to USD using an exchange rate on December 29, 2023, of $0.76.
(6)This value is converted from CAD $213,679 to USD using an exchange rate on December 29, 2023, of $0.76.

Summary of NEO Employment and Separation Agreements
We have entered into employment agreements with Mr. Puritt and Ms. Kanu, respectively, and offers of employment with each of our other NEOs. Each employment agreement has an indefinite term. The material terms of each of our NEO employment agreements follow:
Jeff Puritt
On May 1, 2018, we entered into an employment agreement with Mr. Puritt setting forth the terms and conditions of his employment as our President and Chief Executive Officer, which was amended on June 18, 2019. Mr. Puritt’s employment agreement provides for (1) a base salary (currently $850,000); (2) an annual incentive bonus target of 100% of his annual base salary in 2018, and thereafter, an annual incentive bonus target as determined by the Human Resources Committee, in consultation with chair of the Board (currently 150%); (3) participation in the MIP; (4) opportunity to earn an additional annual allowance of $25,000; (5) certain perquisites, including reimbursement of moving and legal expenses related to his employment agreement up to $250,000, and annual membership fees for professional associations, other business-related expenses and a vehicle allowance; (6) participation in other benefit plans of the Company; and (7) continued participation in the DB Plan and SRA.
In the event that Mr. Puritt’s employment is terminated by the Company without just cause, he will be entitled to a lump-sum severance payment equal to 18 months of his then-current base salary, as well as continued benefits, COBRA premium coverage and continued participation in the TELUS pension plans for such period of time. If at any time during the 18 months following the termination date, Mr. Puritt’s age plus years of service equals at least 80, then all of Mr. Puritt’s equity in the MIP will continue to vest and be paid out in accordance with the terms of the MIP and LTIP, where applicable, and in accordance with the Company’s retirement policies and procedures applicable to retirement-eligible employees under the LTIP. Applying this formula, if Mr. Puritt’s employment is terminated without just cause, then his age plus years of service will be equal to 80 and his pension will be deemed fully vested. Mr. Puritt is also entitled to certain severance benefits upon termination due to disability. Mr. Puritt’s employment agreement includes certain non-competition and non-solicitation restrictive covenants during employment and one-year post-termination of employment, as well as perpetual confidentiality covenants. All severance benefits are subject to the execution and non-revocation of a general release.
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
Vanessa Kanu
We entered into an employment agreement with Ms. Kanu setting forth the terms and conditions of her employment as our CFO, effective September 7, 2020. Ms. Kanu’s employment agreement provides for (1) a base salary (currently CAD $675,012); (2) an annual incentive bonus target (currently 70%) of her annual base salary, and for 2020 only, the annual incentive compensation award will be no less than CAD $210,000 (70% of the target award); (3) participation in the MIP and 2021 LTIP; (4) a signing bonus of CAD $500,000 (subject to repayment by Ms. Kanu if she resigned prior to September 7, 2021, breaches her employment agreement or the restrictive covenants to which she is bound or engages in conduct constituting just cause); (5) certain perquisites, including reimbursement of annual membership fees for professional associations and other business-related expenses; and (6) participation in other benefit plans of the Company, including the Defined Contribution Plan. Under her employment agreement, Ms. Kanu is also entitled to receive a grant of long-term incentive compensation with a grant value of $1,200,000 and a grant of phantom restricted share units with a grant value of $750,000.

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
Maria Pardee
On February 22, 2021, we entered into an offer of employment with Ms. Pardee setting forth the terms and conditions of her employment as our CCO. Ms. Pardee’s offer letter provides for (1) a base salary ($475,000 in 2023); (2) an annual incentive bonus target (70% in 2023) of her annual base salary; (3) participation in the LTIP; (4) participation in other benefit plans of the Company; and (5) a signing bonus of $250,000. Under her employment agreement, Ms. Pardee was also entitled to receive an annual payment of $75,000 in the fourth quarter of 2021 and 2022; and for the 2021 and 2022 performance years, a bonus up to a maximum of $100,000, based on the achievement of annual net new sales target on a prorated basis for achievement of or exceeding 75% of target at the Company’s sole and absolute discretion. Ms. Pardee was also entitled to receive an initial grant of long-term incentive compensation of restricted share units and performance share units with a total grant value of $1,000,000.

On December 31, 2023, Ms. Pardee entered into a separation agreement with the Company. Pursuant to her separation agreement, Ms. Pardee received a severance payment equal to six months of her then-current base salary, subject to her entering into a temporary employment agreement with the Company (TTA) for the provision of commercial services. Under the TTA, Ms. Pardee will continue to receive medical, dental and vision benefits coverage through payment deductions or COBRA. On or about March 31, 2024, Ms. Pardee will be entitled to a bonus in an amount not to exceed $100,000. The actual amount of the bonus will be calculated by the Company based on the achievement of the 2023 annual net new sales target on a prorated basis for achievement of or exceeding 75% of the target, subject to the Company’s discretion. Additionally, equity grants made on May 20, 2021, March 21, 2022, and March 17, 2023, under the LTIP will continue to vest past the termination date in the normal course subject to the terms of the LTIP. Ms. Pardee’s separation agreement includes certain 12-month post-termination of employment non-competition and non-solicitation restrictive covenants, as well as confidentiality covenants. All severance benefits are subject to the execution and non-revocation of a general release. Please refer to “—Potential Payments Upon Termination or Change-in-Control” for more details.

Marilyn Tyfting
On August 18, 2015, we entered into an offer of employment with Ms. Tyfting setting forth the terms and conditions of her employment as our CCO-CHRO. Ms. Tyfting’s offer letter provides for (1) a base salary (currently CAD $500,019); (2) an annual incentive bonus target (currently 70%) of her annual base salary; (3) participation in the MIP; (4) participation in other benefit plans of the Company; (5) an initial grant of CAD $250,000 under the MIP; (6) eligibility to participate in a TELUS management performance share unit plan; and (7) certain perquisites, including a Company leased vehicle with a capital cost allowance of CAD $40,000 or a vehicle allowance (currently CAD $1,250) per month, paid parking, executive home office equipment, a telecommunications products and services discount and participation in the health assessment program.
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

Michael Ringman
On May 17, 2012, we entered into an offer of employment with Mr. Ringman setting forth the terms and conditions of his employment as our Vice President Information Technology. Mr. Ringman’s offer letter provides for (1) an initial base salary (currently $400,000); (2) an annual incentive bonus target (currently 60%) of his annual base salary; (3) participation in the MIP; (4) participation in other benefit plans of the Company; and (5) an initial grant of $40,000 under the MIP upon the completion of six months of employment.

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

Beth Howen

On August 22, 2022 we entered into an offer of employment with Ms. Howen setting forth the terms and conditions of her employment as our CTO. Ms. Howen’s offer letter provides for (1) a base salary ($450,000); (2) an annual incentive bonus target (60%) of her annual base salary; (3) participation in the LTIP; (4) participation in other benefit plans of the Company; and (5) a signing bonus of $100,000. Under her employment agreement, Ms. Howen was also entitled to receive an initial grant of long-term incentive compensation with a grant value of $840,000.

On December 15, 2023, Ms. Howen entered into a separation agreement with the Company. Pursuant to her separation agreement, Ms. Howen received a one-time lump-sum cash severance payment equal to $476,824. Additionally, 5,905 shares underlying RSUs and 5,905 shares underlying PSUs immediately vested and settled. Ms. Howen’s separation agreement includes certain 12-month post-termination of employment non-competition and non-solicitation restrictive covenants, as well as confidentiality covenants. All severance benefits are subject to the execution and non-revocation of a general release. Please refer to “—Potential Payments Upon Termination or Change-in-Control” for more details.
Severance on Termination of Employment
Employment of an NEO may be terminated by any of the following means: resignation by the executive, termination by the Company for just cause, termination by the Company without just cause, the retirement of the executive or disability or death of the executive. Severance entitlements are set out in individual NEO employment agreements and in the LTIP. See “—Summary of NEO Employment and Separation Agreements,” “—Potential Payments Upon Termination or Change-in-Control” and “—Omnibus Long-Term Incentive Plan (LTIP)” for more information regarding NEO severance entitlements.
Change of Control
The LTIP contains change of control provisions (as defined in the LTIP and below in “—Omnibus Long-Term Incentive Plan (LTIP)—Change of Control”). Upon a change of control of the Company, the Board may take one or more of the following actions: (1) arrange for the Options to be assumed by, or similar options to be substituted by, the bidder or a continuing entity, subject to satisfying certain stated criteria; (2) accelerate the vesting of the Options; (3) make a determination as to the market price for the purpose of further actions with respect to the Options; (4) arrange for cash or other compensation in exchange for a surrender of any Options; or (5) make any other determinations as appropriate. If the Board does not accelerate unvested awards upon a change of control of the Company, then for any participant whose employment is terminated without just cause within 12 months of the change of control, all unvested Options and RSUs will vest on the termination date and be exercisable for 90 days following termination. For more information on the change of control provisions see “—Potential Payments Upon Termination or Change-in-Control” and “—Omnibus Long-Term Incentive Plan (LTIP)—Change of Control.”
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

Potential Payments Upon Termination or Change-in-Control
In accordance with the compensation treatment under the various termination events outlined under “—Severance on Termination of Employment” and “—Change of Control”, the following table sets out the potential incremental amounts that may be payable to each NEO, assuming a termination date of December 31, 2023, (based on a closing Company share price of $8.58 on December 29, 2023). The actual amounts that would be paid to any other NEO can only be determined at the time of an actual termination of employment and would vary from those set forth in the following table.

	Annual Cash				Long-Term Incentives
	Base Salary ($)		Bonus ($)		Options ($)	RSUs ($)	PSUs ($)	Benefits ($)		Continued Pension Accrual ($)		Total ($)
Jeff Puritt
Resignation(1)	212,500	(2)	—		—	—	—	—		—		212,500
Termination without just cause(4)	1,275,000	(3)	—		—	1,170,895	1,851,736	47,366	(5)	758,936	(6)	5,103,933
Retirement(7)	—		—		—	3,552,652	3,391,631	—		—		6,944,283
Disability(8)	1,275,000	(8)	—		—	3,552,652	3,391,631	47,366	(5)	415,416	(9)	8,682,065
Death(10)	—		—		—	3,552,652	3,391,631	—		—		6,944,283
Termination with just cause	—		—		—	—	—	—		—		—
Change of control(11)	—		—		—	3,552,652	3,391,631	—		—		6,944,283
Vanessa Kanu
Resignation(1)	—		—		—	—	—	—		—		—
Termination without just cause(4)	513,009	(12)	—		—	384,324	379,004	1,647	(5)	11,993	(13)	1,289,977
Retirement(7)	—		—		—	—	—	—		—		—
Disability(8)	—		—		—	1,106,074	816,078	—		—		1,922,152
Death(10)	—		—		—	1,106,074	816,078	—		—		1,922,152
Termination with just cause	—		—		—	—	—	—		—		—
Change of control(11)	—		—		—	1,106,074	816,078	—		—		1,922,152
Maria Pardee
Resignation(1)	—		—		—	—	—	—		—		—
Termination without just cause(4)	—	(20)	—	(20)	—	128,091	147,070	—	(20)	—		275,161
Retirement(7)	—		—		—	—	—	—		—		—
Disability(8)	—		—		—	398,146	512,346	—		—		910,492
Death(10)	—		—		—	398,146	512,346	—		—		910,492
Termination with just cause	—		—		—	—	—	—		—		—
Change of control(11)	—		—		—	398,146	512,346	—		—		910,492
Marilyn Tyfting
Resignation(1)	—		—		—	—	—	—		—		—
Termination without just cause(4)	570,022	(3)	236,311	(17)	—	234,594	240,652	2,471	(5)	212,876	(18)	1,496,926
Retirement(7)	—		—		—	—	—	—		—		—
Disability(8)	—		—		—	652,784	460,875	—		929,176	(19)	2,042,835
Death(10)	—		—		—	652,784	460,875	—		—		1,113,659
Termination with just cause	—		—		—	—	—	—		—		—
Change of control(11)	—		—		—	652,784	460,875	—		—		1,113,659
Michael Ringman
Resignation(1)	—		—		—	—	—	—		—		—
Termination without just cause(4)	566,667	(14)	208,242	(15)	—	169,850	196,962	30,573	(16)			1,172,294
Retirement(7)	—		—		—	—	—	—		—		—
Disability(8)	—		—		—	480,729	368,614	—		—		849,343
Death(10)	—		—		—	480,729	368,614	—		—		849,343
Termination with just cause	—		—		—	—	—	—		—		—
Change of control(11)	—		—		—	480,729	368,614	—		—		849,343
Beth Howen
Resignation(1)	—		—		—	—	—	—		—		—
Termination without just cause(4)	476,824	(21)	—			45,519	45,519	—	(21)			567,862
Retirement(7)	—		—		—	—	—	—		—		—
Disability(8)	—		—		—	—	—	—		—		—
Death(10)	—		—		—	—	—	—		—		—
Termination with just cause	—		—		—	—	—	—		—		—
Change of control(11)	—		—		—	—	—	—		—		—
_________________________________________________

(1)Upon a voluntary resignation by an NEO, any unvested and vested but unsettled award or any portion thereof will expire on the termination date.
(2)Payment of a maximum of three months’ base salary will be provided if Mr. Puritt resigns but the Company elects to terminate his employment before the expiration of the notice period.
(3)Payment of a maximum of 18 months’ base salary at the time of termination. This value for Ms. Tyfting is converted from CAD $750,029 to USD using an exchange rate on December 29, 2023, of $0.76.
(4)Upon termination of employment without just cause, all unvested PSUs and RSUs, will vest pro-rata. Such pro-rata number is determined by multiplying the total number of PSUs and RSUs by a fraction where the numerator is the total number of calendar months between the applicable grant date of the award and the termination date and the denominator is the number of total calendar months (with any partial month counting as a full month for this purpose) in the original performance period.
(5)Mr. Puritt and Ms. Tyfting are entitled to a maximum of 18 months of continued health benefits, and Ms. Kanu is entitled to a maximum of 12 months of continued health benefits.
(6)Pursuant to his employment agreement, if Mr. Puritt’s employment is terminated without just cause, his pension will be deemed fully vested, and he is entitled to 18 months of continued vesting service under the DB Plan and the JP SRA. This value is converted from CAD $998,600 to USD using an exchange rate on December 29, 2023, of $0.76.
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
(9)Upon disability, Mr. Puritt is entitled to continue accruing service until his retirement date under the DB Plan and the JP SRA. For purposes of this table, we have calculated the incremental benefit to Mr. Puritt assuming retirement at the later of age 60 and January 1, 2024. This value is converted from CAD $546,600 to USD using an exchange rate on December 29, 2023, of $0.76.
(10)Upon the death of an NEO, all unvested Options, RSUs and PSUs will immediately vest.
(11)Upon termination of employment without just cause within 12 months following a change of control (as defined in the LTIP), all unvested Options, RSUs and PSUs will vest on the termination date, and the RSUs and PSUs will be settled in accordance with the LTIP.
(12)Payment of a maximum of 12 months’ base salary at the time of termination. This value is converted from CAD $675,012 to USD using an exchange rate on December 29, 2023, of $0.76.
(13)Ms. Kanu is entitled to 12 months of employer contributions to the Defined Contribution Plan. This value is converted from CAD $15,780 to USD using an exchange rate on December 29, 2023, of $0.76.
(14)Payment equal to six months’ base salary plus one month of base salary for each completed year of service, up to a maximum total of 18 months.
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
(18)Ms. Tyfting is entitled to 18 months of continued vesting service under the DB Plan and the SERP 2020. This value is converted from CAD $280,100 to USD using an exchange rate on December 29, 2023, of $0.76.
(19)Upon disability, Ms. Tyfting is entitled to continue accruing service until her retirement date under the DB Plan and the SERP 2020. For purposes of this table, we have calculated the incremental benefit to Ms. Tyfting assuming retirement at age 60. This value is converted from CAD $1,222,600 to USD using an exchange rate on December 29, 2023, of $0.76.

(20)Pursuant to the separation agreement executed on July 12, 2023, Ms. Pardee’s equity grants of 14,929 RSUs and 17,141 PSUs continued to vest past the termination date in the normal course subject to the terms of the 2021 LTIP.
(21)Pursuant to the separation agreement executed on December 9, 2023, Ms. Howen received a one-time lump-sum cash severance payment equal to $476,824. Additionally, 5,905 shares underlying RSUs and 5,905 shares underlying PSUs immediately vested and settled.
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
2021 Omnibus Long-Term Incentive Plan
In connection with our initial public offering in February 2021, our Board adopted, and our shareholders approved, the 2021 LTIP in order to provide equity awards to employees, non-employee directors and selected third-party service providers of the Company and its subsidiaries and affiliates. Under the 2021 LTIP, the Company may grant awards of restricted shares, restricted share units, performance shares, performance share units, deferred share units, share options, share appreciation rights, cash-based awards and other forms of equity-based or equity-related awards. The Human Resources Committee administers the 2021 LTIP and has the discretion to select the individuals who receive awards and determine the form and terms of the awards, including any vesting, exercisability, payment or other restrictions. The maximum number of shares that may be delivered under the 2021 LTIP is 18,651,120 of our authorized but unissued subordinate voting shares. The Board has the authority to amend, suspend or terminate the 2021 LTIP. No amendment, suspension or termination will be effective without the approval of the Company’s stockholders if such approval is required under applicable laws, rules and regulations. Unless sooner terminated by our Board, the 2021 LTIP will terminate ten years from the Company’s initial public offering.
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
Director Compensation
We have implemented a formal policy pursuant to which our directors are eligible to receive the following cash retainers and equity awards, effective as of the 2023 fiscal year:

Role	Cash Retainer ($)	Equity Awards ($)
Annual Retainer for Board Membership
Annual service on the Board - independent directors	80,000	150,000
Annual service on the Board - non-independent directors	—	230,000
Additional Annual Retainer for Chairs and Vice-Chair
Annual service as chair and vice-chair of the Board(1)	150,000	200,000
Annual service as chair of the Audit Committee	—	25,000
Annual service as chair of the Human Resources Committee	—	20,000
Annual service as chair of the Governance and Nominating Committee	—	15,000
________________________________________
(1)In the event the chair or vice-chair of the Board serves as a committee chair, they do not receive incremental compensation for serving in that capacity and do not receive separate compensation for Board membership in addition to this amount.

The Governance and Nominating Committee is responsible for reviewing and recommending to the Board for approval the compensation and benefit levels for the directors of the Company. Compensation paid to our directors is paid in USD for U.S. residents and in CAD for Canadian residents. Our non-independent directors who are employees of TELUS receive their compensation fully in the form of RSUs that vest on the second anniversary of the grant date.

For 2023, our independent directors were Madhuri Andrews, Olin Anton, Sue Paish, Carolyn Slaski and Sandra Stuart. Our independent directors receive a cash retainer and an equity award. Mr. Anton also received an equity award as chair of the Audit Committee. Cash retainer payments to our eligible directors are made quarterly and adjusted proportionately for appointments or resignations within any quarter. The equity award, which occurs when the Board makes its annual grants in the ordinary course, consists of RSUs which fully vest on the first day of the open trading window period following the first anniversary of the grant date. A new director elected at a date other than an annual general meeting receives a pro-rated equity grant based on months of service for the director’s first year on the Board. Kenneth Cheong, our director who was a BPEA appointee but retired from our Board effective February 9, 2023, did not receive any compensation for his services as a Board member during 2023.

For 2023, our non-independent directors who are employees of TELUS were Darren Entwistle, Navin Arora, Doug French, and Tony Geheran. Mr. Entwistle, at his explicit request, did not receive any cash retainer or equity awards for serving on the Board. Our non-independent directors who are employees of TELUS, other than Mr. Entwistle, are eligible to receive an annual grant of RSUs with a grant date fair market value equal to CAD $230,000, except that an aggregate of CAD $245,000 will be granted to the chair of the Governance and Nominating Committee. These awards will cliff vest on the second anniversary of the date of grant, subject to the TELUS employee director’s continued employment with TELUS in good standing. Upon termination of employment by TELUS without cause or due to death or disability, any unvested RSUs granted to TELUS employee directors will vest pro rata based on service between the date of grant and the applicable termination date. Upon retirement, unvested RSUs will continue to vest and be settled in accordance with their original vesting schedule. Upon resignation or termination of employment by TELUS for cause, all unvested RSUs will be forfeited.

During the year ended December 31, 2023, Mr. Blair was considered to be a non-independent director, given his employment with TELUS until December 31, 2020. As of January 1, 2024, Mr Blair is considered to be an independent director. As vice-chair of our board of directors, Mr. Blair does not receive the additional equity award that he would otherwise be eligible to receive for serving as chair of the Human Resources Committee. Further, in May 2021, our Human Resources Committee in consultation with our Compensation Consultant, approved (1) an increase in Mr. Blair’s combined cash and equity compensation from CAD $350,000 to CAD $500,000, went into effect in 2023, granted as 40% cash and 60% RSUs and (2) an award of share-settled RSUs with a grant date fair market value equal to CAD $1,050,000 pursuant to two instalments as follows: 8,536 RSUs were granted in May 2021 with a grant date fair market value of CAD $300,000, and 22,461 RSUs were granted to Mr. Blair in March 2022 with a grant date fair market value equal to CAD $750,000, each with a one-year vesting schedule and subject to his continued service as a member of the Board. These awards were intended to recognize Mr. Blair’s contributions to the Company, including its public listing, and to facilitate the retention of his expertise during the Company’s initial years as a publicly traded entity. Mr. Blair was not present for the portion of the relevant meetings during which these decisions were made.

Director Compensation Table

The following table summarizes the compensation earned by our directors for the year ending December 31, 2023. Mr. Puritt, as the President and CEO of TELUS International, does not receive additional compensation for his service as a director. For additional information regarding the compensation Mr. Puritt receives in his capacity as President and CEO, please see
“Executive Compensation—Summary Compensation Table.”

Name	Fees earned or paid in cash ($)		Stock Awards(5) ($)		Total ($)
Josh Blair	152,000	(1)	219,004	(2)	371,004
Madhuri Andrews	65,041		125,009	(3)	190,050
Olin Anton	60,800	(4)	127,761	(3)	188,561
Navin Arora	—		167,920	(3)	167,920
Doug French	—		167,920	(3)	167,920
Tony Geheran	—		178,865	(3)	178,865
Sue Paish	60,800	(4)	109,512	(3)	170,312
Carolyn Slaski	80,000		150,011	(3)	230,011
Sandra Stuart	60,800	(4)	109,512	(3)	170,312
_________________________________________________
(1)Value converted from CAD $200,000 to USD using an exchange rate on December 29, 2023, of $0.76.
(2)Amount includes CAD $300,000 for Mr. Blair’s 2023 Board service (including additional fees for the Vice-Chair which will vest on March 17, 2024. Grant date fair value amounts are recognized in accordance with IFRS-IASB. The number of RSUs granted was based on the market value of our subordinate voting shares on the grant date. Amounts in CAD are converted into USD at the time of grant.
(3)Amounts include: (a) for our independent directors, RSUs granted on March 17, 2023, in respect of 2023 service that vest on March 17, 2024 with the following grant date fair values: USD $125,009 to Ms. Andrews, CAD $175,000 for Mr. Anton, CAD $150,000 for Ms. Paish, USD $150,011 for Ms. Slaski and CAD $150,000 for Ms. Stuart; and (b) for our non-independent directors who are employees of TELUS, RSUs granted on March 17, 2023, in respect of 2023 service that vest on March 17, 2025 with the following grant date fair values: CAD $230,000 for Mr. Arora, CAD $230,000 for Mr. French and CAD $245,000 for Mr. Geheran. Grant date fair value amounts are recognized in accordance with IFRS-IASB. The number of RSUs granted was based on the market value of our subordinate voting shares on each grant date. Amounts in CAD are converted into USD at the time of grant.
(4)Value converted from CAD $80,000 to USD using an exchange rate on December 29, 2023, of $0.76.
(5)The aggregate number of outstanding stock awards is as follows: 10,345 for Mr. Blair, 5,905 for Ms. Andrews, 6,035 for Mr. Anton, 7,932 for Mr. Arora, 7,932 for Mr. French, 8,449 for Mr. Geheran, 5,173 for Ms. Paish, 7,086 for Ms. Slaski and 5,173 for Ms. Stuart.
We reimburse all reasonable out-of-pocket expenses incurred by directors for their attendance at meetings with the Board or any committee thereof. Mr. Blair is entitled to an annual healthcare membership under TELUS’ benefit plans. All our directors were entitled to reimbursement for telecom benefits for the home (for work and personal use), business travel accident insurance and reimbursement for participation in director education programs up to $5,000 per year, none of which exceed $10,000 in the aggregate in 2023. Thus, such benefits are not included in the “Director Compensation Table.” Total director compensation is targeted at the 50th percentile of the comparator group that is selected by the Compensation Consultant. Each independent director is entitled to reimbursement for certain services and products offered by the Company, subject to a specified cap.
Director Share Ownership Guidelines
Pursuant to our Board Policy Manual each independent director is required to attain a level of share ownership of at least five times their annual cash retainer for Board membership by the later of five years from the Company’s initial public offering or their initial appointment or election to the Board. The analysis is done on the basis of the market value of each director’s equity position as of December 31 each year. Each non-independent director is required to attain a level of share ownership of at least $400,000, in either CAD or USD based on their country of residency. Shares and deferred share units will count toward the ownership guidelines. To ensure compliance with the guidelines, directors will be required to continue to hold 50% of the net after-tax value of the Company shares received from any equity award until the ownership criteria are met.
Equity Compensation Plan Information

(c)
	(a)	(b)	Number of securities
	Number of securities	Weighted-average	remaining available
	to be issued upon	exercise price per	for future issuance
	exercise of outstanding options,	share of outstanding options,	under equity compensation
	warrants and rights	warrants and rights	plans (excluding securities
Plan Category	(#)	($)	reflected in column A (#)
Equity compensation plans approved by security holders	6,850,693(1)	$10.39(2)	14,882,527(3)
Equity compensation plans not approved by security holders	—	—	—
Total	6,850,693	$10.39	14,882,527
______________________________________
(1)Consists of the following outstanding awards: under the 2021 LTIP, 1,926,994 RSUs, 688,752 PSUs (assuming target level of achievement), 440,201 Options and 1,698,164 cash-denominated awards that can be settled in Shares at the Company’s election, calculated assuming maximum performance is achieved and the Company’s closing share price on December 29, 2023; and 2,096,582 Options under the MIP.
(2)Weighted-average exercise price includes Options but excludes RSUs and PSUs as they do not have an exercise price.
(3)Consists of 4,807,489 shares available for issuance under the 2021 ESPP and 10,075,038 shares available for issuance under the 2021 LTIP.

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
Board Composition
Under our articles, our Board will consist of a number of directors as determined from time to time by the directors. Our shareholders’ agreement provides that our board of directors will consist of 11 directors, except as otherwise may be agreed by TELUS. Currently, our Board has 11 members, six of whom are independent. Of these independent members, one is a nominee selected by TELUS. Under the terms of reference for our Board, unless otherwise required by applicable laws, our articles or the shareholders’ agreement, the Board will not exceed 15 directors. The terms of office of each of our directors expires on the date of the next annual meeting of our shareholders. Non-management directors are subject to term limits of 15 years.
The composition of our Board will be subject to the rights of TELUS under the shareholders’ agreement providing for certain director nomination rights. The shareholders’ agreement provides that we agree to nominate six individuals designated by TELUS as directors for as long as TELUS continues to beneficially own at least 50% of the combined voting power of our outstanding multiple voting shares and subordinate voting shares. Should TELUS cease to own at least 50% of the combined voting power of our multiple voting shares and subordinate voting shares, we agree to nominate to our Board such number of individuals designated by TELUS in proportion to its combined voting power for so long as TELUS continues to beneficially own at least 5% of the combined voting power of our outstanding multiple voting shares and subordinate voting shares, subject to a minimum of at least one director. TELUS currently has designated five directors serving on our Board.
Under the terms of the shareholders’ agreement, our chief executive officer is required to be nominated to the Board by the Company.
In addition, the shareholders’ agreement provides that for so long as TELUS continues to beneficially own at least 50% of the combined voting power of our multiple voting shares and subordinate voting shares, TELUS will be entitled, but not obligated, to select the chair of the Board and the chairs of the Human Resources Committee and Governance and Nominating Committees. The shareholders’ agreement also provides that, so long as TELUS is entitled to nominate at least one individual to our Board, it will be entitled, but not obligated, to designate at least one nominee for appointment to each of our Human Resources Committee and Governance and Nominating Committee. The shareholders’ agreement also provides that so long as TELUS is entitled to nominate at least one individual to our Board, it will be entitled, but not obligated, to designate one nominee for appointment to our Audit Committee as long as its nominee to the Audit Committee is independent. The above-described committee appointment rights are in each case subject to compliance with the independence requirements of applicable securities laws and listing requirements of the NYSE and TSX. TELUS also has the right to designate a director as an observer to our Audit Committee.
For a description of TELUS’s right to require us to nominate their designees to our Board, see “Item7B—Related Party Transactions—Our Relationship with TELUS—Shareholders’ Agreement”. Subject to the arrangements described above, nominees for election as directors are recommended to our Board by our Governance and Nominating Committee in accordance with the provisions of applicable corporate law and the terms of reference of our Governance and Nominating Committee. See “—Committees of the Board of Directors—Governance and Nominating Committee”.
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
Majority Voting Policy
In accordance with the requirements of the TSX, our Board has adopted a majority voting policy to the effect that a nominee for election as a director of our Company who does not receive a greater number of votes “for” than votes “withheld” with respect to the election of directors by shareholders shall promptly tender their resignation to the chair of our Board following the meeting of shareholders at which the director was elected. The Governance and Nominating Committee will consider such offer and make a recommendation to our Board whether or not to accept it. In its deliberations, the Governance and Nominating Committee will consider any stated reasons why shareholders “withheld” votes from the election of that director, the length of service and the qualifications of the director, the director’s contributions to our company, the effect such resignation may have on our ability to comply with any applicable governance rules and policies and the dynamics of the Board, and any other factors that the Governance and Nominating Committee considers relevant. Our Board will act on the Governance and Nominating Committee’s recommendation within 90 days following the applicable meeting of shareholders and announce its decision in a press release, after considering the factors considered by the Governance and Nominating Committee and any other factors that the Board considers relevant. Our Board will accept a resignation except in situations where extenuating circumstances would warrant the director to continue to serve on the Board. Our majority voting policy will apply for uncontested director elections, being elections in which the number of nominees for election as director is the same as the number of directors to be elected.
Controlled Company Exemption
We have elected to be treated as a “controlled company” under the listing requirements of the NYSE because more than 50% of the combined voting power of our multiple voting shares and subordinate voting shares is held by TELUS. See “Item 7A—Major Shareholders”. We intend to rely upon the “controlled company” exemption relating to the board of directors and committee independence requirements under the NYSE listing requirements until we are no longer eligible or until we determine otherwise. Pursuant to this exemption, we are exempt from, among other things, the listing requirements that would otherwise require that our Board consist of a majority of independent directors and that our Human Resources Committee and Governance and Nominating Committee be composed entirely of independent directors. The “controlled company” exemption does not modify the independence requirements for the Audit Committee, and we comply with the requirements of the Exchange Act, the NYSE listing requirements and applicable Canadian securities laws, which require our Audit Committee to be exclusively composed of independent directors.
Director Independence
For purposes of the NYSE listing requirements, an independent director means a person who, in the opinion of our Board, has no material relationship with the Company. Under NI 58-101, a director is considered to be independent if they are independent within the meaning of Section 1.4 of National Instrument 52-110—Audit Committees (NI 52-110). Pursuant to NI 52-110, an independent director is a director who is free from any direct or indirect material relationship with us which could, in the view of our Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.
Our Board has undertaken a review of the independence of the directors and considered whether any director has a material relationship with us that could compromise their ability to exercise independent judgment in carrying out their responsibilities. Based upon information requested from and provided by each director concerning such director’s background, employment and affiliations, including family relationships, our Board determined that six of our 11 directors are an “independent director” as defined in the NYSE listing requirements and NI 58-101, representing 55% of our Board. In making these determinations, our Board considered the current and prior relationships that each director has with our Company and all other facts and circumstances that our Board deemed relevant in determining their independence, including the beneficial ownership of our shares by each director and the transactions involving them described in “Item 7B—Related Party Transactions”. The Board will assess, on a regular basis and at least annually, the independence of directors and, based on the recommendation of the Governance and Nominating Committee, will make a determination as to which members are independent.
Jeffrey Puritt is not considered an independent director as he is our chief executive officer. Navin Arora, Darren Entwistle, Doug French and Tony Geheran are not considered independent directors as they are affiliated with TELUS. TELUS selected Ms. Stuart, an independent director, to fill one of its nominee positions. Josh Blair is an independent director as of January 1, 2024 .
Meetings of Independent Directors and Conflicts of Interest. We take steps to implement adequate structures and processes in order to permit our Board to function independently of management, including for purposes of encouraging an objective process for nominating directors and determining executive compensation. In 2023, the independent directors met in the absence of the non-independent directors. Where appropriate, our Board holds a portion of every Board meeting without members of management, including Mr. Puritt, who is a director and also our CEO. Such sessions without the presence of management are presided over by our Vice-Chair, Josh Blair. Interested parties may communicate any concerns to the Vice-Chair and/or our independent directors through our ethics hotline at 1-888-265-4112 in North America or by e-mail to www.telus.ethicspoint.com or corporatesecretary@telusinternational.com.
In addition, our Board promotes open and candid discussion among its directors in several ways, including by continuously monitoring situations where a conflict of interest or perceived conflict of interest with respect to a director may exist. Our board of directors may determine that it is appropriate to hold meetings excluding a director with a conflict of interest or perceived conflict of interest or such director may consider that it is appropriate to recuse themselves from considering and voting with respect to the matter under consideration.
Mandate of the Board of Directors
Our Board is responsible for the stewardship of the Company and overseeing the management of our business and affairs in accordance with the BCBCA, our articles and the shareholders’ agreement. This includes appointing our chief executive officer and other members of the executive leadership team, considering and approving our objectives and goals and material changes thereto, approving our strategic plans and monitoring our strategic planning process, strategic plan execution and corporate performance against our objectives and goals, subject to the terms of the shareholders’ agreement. In addition, our Board also receives and considers recommendations from our various committees with respect to matters such as the following:
•the compensation of our directors;
•criteria for Board and committee membership;
•persons to be nominated for election as directors and to each of the Board’s committees; and
•matters relating to our code of ethics and conduct and corporate governance guidelines.
Certain of the actions of the Board are subject to the review and approval by TELUS, as our controlling shareholder. See “Item 7B—Related Party Transactions—Our Relationship with TELUS and BPEA—Shareholders’ Agreement”.
Attendance Record
In 2023, there were 12 meetings of our Board. There was 100% director attendance at each of these meetings, with the exception of only one of our directors, who missed only one meeting and whose attendance was 92%.
Position Descriptions
Our Board adopted a written position description for both the chair and vice-chair of the Board, which sets out their key responsibilities, including, among others, contributing to our strategy, providing management and leadership to the Board and facilitating its effective operation, duties relating to setting Board meeting agendas, chairing Board and shareholder meetings and director development and communicating with the chief executive officer. The shareholders’ agreement provides that for so long as TELUS continues to beneficially own at least 50% of the combined voting power of our multiple voting shares and subordinate voting shares, we agree to nominate a director designated by TELUS as the chair of the Board.
Our Board adopted a written position description for our chief executive officer which sets out the key responsibilities of our chief executive officer, including, among other duties: recommending the strategic direction of our Company to the Board and pursuing our Company’s continued development; progression and monitoring annual business and operational plans and budgets that support our company’s long-term business plans and strategies and leading their execution; participating in the strategic planning meetings that TELUS convenes; communicating with our Board; and fostering a caring culture.
These position descriptions are included within the terms of reference for each position, which are included in our Board Policy Manual.

Other Directorships

Our Board has adopted a policy stating that if our directors are employed as chief executive officers, or in other senior executive positions, on a full-time basis with a public company then they should not serve on the boards of more than two public companies in addition to our Board. For other directors, those who (i) only have full time employment with non-public companies, (ii) have full-time employment with public companies but not as chief executive officer or in a senior executive position or (iii) do not have full time employment, our Board has determined that those directors should not serve on the boards of more than four public companies in addition to our Board. With respect to our chief executive officer, our Board has determined that the chief executive officer should not serve on the boards of more than two other public companies and should not serve on the board of any other public company where the chief executive officer of that other company serves on our Board. In all cases, our directors are required to notify the chair of our board and the chair of our Governance and Nominating Committee prior to accepting any directorship with any other company.

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
Our Governance and Nominating Committee is responsible for overseeing director continuing education designed to maintain or enhance the skills and abilities of the directors and to help enable their knowledge and understanding of our business to remain current.
Term Limits and Mechanisms of Board Renewal
Each non-management director appointed to the Board will tender their resignation after serving 15 years on the Board. The Governance and Nominating Committee will consider such resignation and have discretion to recommend to the Board that the term of the resigning director be extended for such period as the Governance and Nominating Committee deems appropriate, if in our Company’s best interest to do so. Our Board has no other automatic mechanisms of board term renewal. Our Governance and Nominating Committee is responsible for reviewing the composition of our Board to confirm that it is composed of members containing the appropriate skills and expertise to advise us. Our Governance and Nominating Committee is expected to conduct a process for the assessment of our Board, each committee and each director regarding his, her or its effectiveness and performance, and to report evaluation results to our Board. See “—Committees of the Board of Directors—Governance and Nominating Committee”.
Committees of the Board of Directors
We have an Audit Committee, a Human Resources Committee and a Governance and Nominating Committee. Pursuant to the terms of our shareholders’ agreement, for so long as TELUS continues to beneficially own at least 50% of the combined voting power of our multiple voting shares and subordinate voting shares, TELUS will be entitled, but not obligated, to select the chairs of the Human Resources Committee and Governance and Nominating Committees. Additionally, for so long as TELUS is entitled, but not obligated, to nominate at least one individual to our Board, it will be entitled, but not obligated, to designate at least one nominee for appointment to each of our Human Resources Committee and Governance and Nominating Committee and to designate one independent nominee for appointment to our Audit Committee, in each case subject to compliance with the independence requirements of applicable securities laws and listing requirements of the NYSE and TSX. TELUS is also entitled to designate a director as an observer to our Audit Committee.
Audit Committee
Our Audit Committee is comprised of Madhuri Andrews, Carolyn Slaski and Sandra Stuart and chaired by Olin Anton. Our Board has determined that Madhuri Andrews, Olin Anton, Carolyn Slaski and Sandra Stuart each meet the independence requirements for directors, including the heightened independence standards for members of the Audit Committee under Rule 10A-3 under the Exchange Act and NI 52-110. Our Audit Committee consists exclusively of independent directors within the meaning of NI 52-110 and the NYSE listing requirements . Our Board of directors has determined that each of our Audit Committee members is “financially literate” within the meaning of NI 52-110 and the NYSE listing requirements and Olin Anton is an “audit committee financial expert” as defined by Rule 10A-3 under the Exchange Act. For a description of the education and experience of each member of the Audit Committee, see “Item 6A—Our Directors”.
Our Board has established written terms of reference setting forth the purpose, composition, authority and responsibility of the Audit Committee, consistent with the NYSE listing requirements, the rules of the SEC and NI 52-110 and our Audit Committee will review the terms of reference annually. The principal purpose of our Audit Committee is to assist our Board in discharging its oversight of, among other things:
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
•our compliance with applicable legal and regulatory requirements and Company policies, such as ethics, security, privacy, anti-bribery and anti-corruption compliance;
•our enterprise risk management processes, including business continuity, disaster recovery planning and external threat and hazard monitoring, credit worthiness, liquidity, tax strategy, treasury plans and financial policy; and
•overseeing our public disclosure related to the foregoing.
The Audit Committee also has the authority in its sole discretion and at our expense, to engage and set the compensation of outside legal, accounting or other advisors as necessary to assist in the performance of its duties and responsibilities.
Human Resources Committee
Our Human Resources Committee is comprised of Sue Paish and Carolyn Slaski and chaired by Josh Blair. As a “controlled company”, our Human Resources Committee is not required to be comprised entirely of independent directors. For a description of the background and experience of each member of our Human Resources Committee, see “—Our Directors”.
Our Board has established written terms of reference setting forth the purpose, composition, authority and responsibility of the Human Resources Committee consistent with the NYSE listing requirements and the rules of the SEC and our Human Resources Committee will review the terms of reference annually. The Human Resources Committee’s purpose is to assist the Board in its oversight of executive compensation philosophy and guidelines, succession-planning and certain compensation and performance rating decisions. The principal responsibilities and duties of the Human Resources Committee include, among other things:
•reviewing at least annually our executive compensation philosophy, benchmarking and guidelines, including considering its impact with respect to risk management;
•without the presence of the chief executive officer, evaluating at least once a year our chief executive officer’s performance in light of the corporate scorecard and individual goals and objectives established by the Human Resources Committee and, based on such evaluation, approving the chief executive officer’s annual compensation;
•reviewing and approving on an annual basis the evaluation process and compensation structure for members of our executive leadership team and, in consultation with our chief executive officer, reviewing and approving the performance and compensation of the other members of our executive leadership team;
•reviewing and approving the design of the annual performance bonus plan, and any establishment of or material changes to incentive compensation plans, employee benefit plans for the executive leadership team and all equity-based incentive plans of the Company or its subsidiaries;
•reviewing our compliance with Company policies such as those with respect to wellness, health and safety, ethics, respectful workplace and compensation practices;
•reviewing at least once annually succession plans for the chief executive officer and members of our executive leadership team; and
•overseeing our public disclosure related to the foregoing.
Further particulars of the process by which compensation for our executive officers is and will be determined are provided under the heading “Item 6B—Compensation”.
Governance and Nominating Committee
Our Governance and Nominating Committee is comprised of Madhuri Andrews and Navin Arora and chaired by Tony Geheran. Our Board has determined that Madhuri Andrews is independent for purposes of NI 58-101 and NYSE listing requirements. As a “controlled company”, our Governance and Nominating Committee is not required to be comprised entirely of independent directors. For a description of the background and experience of each member of our Governance and Nominating Committee, see “Item 6A—Directors and Senior Management—Our Directors”.
Our Board has established written terms of reference setting forth the purpose, composition, authority and responsibility of our Governance and Nominating Committee. The Governance and Nominating Committee’s purpose is to assist our Board in, among other things:

•identifying individuals qualified to become members of our Board;
•recommending that our Board select director nominees for the next annual meeting of shareholders and determining the composition of our Board and its committees;
•developing and overseeing a process to assess our Board, the chair of the Board, the committees of the Board, the chairs of the committees and, individual directors;
•developing, recommending and overseeing the effectiveness of our corporate governance policies and procedures;
•reviewing and monitoring, on behalf of the Board, our approach, planning and reporting on corporate social responsibility and ESG, including the review and approval of any sustainability report.
•reviewing director compensation; and
•overseeing our public disclosure related to the foregoing.
In identifying new candidates for our Board, the Governance and Nominating Committee considers what competencies and skills our Board, as a whole, should possess and assess what competencies and skills each existing director possesses, considering our Board as a group, and the personality and other qualities of each director, as these may ultimately determine the boardroom dynamic.
Evaluation
It is the responsibility of the Governance and Nominating Committee (GNC) to regularly evaluate the effectiveness and contribution of our Board, our chair, our vice-chair and all Board committees and their chairs. To do so, the GNC conducts an evaluation, either directly or through our CLO, and then reports the results to our Board. If deemed appropriate, the GNC may elect to engage a third party to provide expertise on and to assist with the coordination of the evaluation.This process allows the Company to evaluate the mechanism in place for our Board and committees to operate effectively, identify opportunities to enhance and maintain best corporate practices, meet regulatory requirements and develop strategies in relation to recruiting and succession planning.

To conduct and document this evaluation, the GNC approves a questionnaire that is to be completed by each director. Through these questionnaires, each director provides their evaluation of the performance of: the Board as a whole; each committee; each committee chair and each individual director. Our chief legal officer reviews the results of these questionnaires and provides them to the vice-chair, with attribution to the originating directors, except that, in the case of the vice-chair, results are provided to the chair of the GNC. When the results are provided to the vice-chair or the chair of our GNC, each director may elect to have all or part of their comments included without attribution. However, in all cases, the subsequent feedback to the GNC and the Board are given without attribution.

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

In addition to our assessment process, the GNC also conducts an annual review of the skills of each member of our Board, including a gap analysis, and makes recommendations to the Board in the event any gaps are identified.
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

We adopted a formal, written board diversity policy providing that the Governance and Nominating Committee shall consider diversity criteria, such as gender, age, ethnicity/aboriginal status and geographic background in recommending director nominees to the Board. In 2022, we revised our policy to include a commitment that, prior to the Company’s annual general meeting in 2023 and thereafter, we will seek to attain a Board composition in which at least 30% of our Board are women. We have also authorized the Governance and Nominating Committee to engage qualified independent external advisors to conduct a search for candidates that help achieve diversity objectives. At the time of filing of this Annual Report, 5 of our 11 directors, representing 45% of our Board, self-identify as diverse and four women serve on our Board, representing 36% of our Board. Three women were appointed to our Board of directors in 2021 and an additional woman was appointed to our Board in 2023. We believe the promotion of diversity is best served through careful consideration of all of the knowledge, experience, skills and backgrounds of each individual candidate for director in light of the needs of the Board without focusing on a single diversity characteristic. When assessing the composition of the Board, a principal focus is expected to be on ensuring the Board has the diverse experiences, skills and backgrounds needed to oversee our Company and the Company will take a balanced approach when considering the extent to which personal characteristics are taken into account.
Succession Planning
The GNC is responsible for succession planning for the Board. As part of this responsibility, the GNC is responsible for maintaining a list of potential candidates for directors who meet the established criteria. The skills assessment and gap analysis from the GNC’s assessment process are used to guide our succession planning.

Our Human Resources Committee oversees succession planning for our chief executive officer, with support from the chair and the advice and recommendation of the Board. The Human Resources Committee also supports the chief executive officer’s succession planning for our Company’s executive management team.
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

D.Employees
Our Team Members
We have over 75,000 team members around the globe as of December 31, 2023. The majority of our team members are directly or indirectly delivering services to our clients. At December 31, 2023, approximately 96% of our team members worked in this capacity while the remaining 4% worked in sales and marketing or other corporate support functions. Our team members possess a wide variety of skills and capabilities, in areas such as DevOps, solutions architecture, digital transformation, cloud transformation, user interface/user experience (UI/UX) design, QA testing and customer experience management.
On December 31, 2023, our team members were located in 32 countries across four geographic regions. The following table show our team members by function:

Function	As at December 31, 2023	As at December 31, 2022	As at December 31, 2021
Delivery of our services	72,446	67,664	59,493
Corporate, support and administrative functions	2,901	5,478	2,648
TOTAL	75,347	73,142	62,141
We believe our differentiated culture drives greater team member engagement and retention, which leads to superior outcomes for us and our clients. As a result, sourcing, recruiting, developing and retaining talented team members is critical to our ongoing success.
Talent Acquisition. We seek to employ team members who share our unique values, possess the specialized skill sets needed to enable our clients’ digital journeys and who are inspired by giving back to their local communities. We believe that our caring culture, which includes a commitment to team member growth and development, makes us a preferred employer in the regions where we have delivery locations. Our workplace engagement has garnered us international recognition; we hosted more than 300 virtual job fairs and hired 2,100 candidates through SPACE, our virtual Recruitment Center. We also recruited on campus and through multiple digital channels, screening over 820,000 candidates. We build our talent acquisition funnel through a combination of branded campaigns, social media, job portals, online job fairs and events, including hack-a-thons, and university and specialized academic partnerships for specialized roles. We have partnered with approximately 200 colleges and universities around the globe.
Crowdsourcing. We work with communities, partnering with over 500 colleges and universities around the globe and over 40 organizations that represent disadvantaged communities. In 2023, we received expressions of interest from over 2 million resulting from advertising in portals, media, direct search and impact sourcing. We hired over 170,000 candidates for various projects. Through our recruitment efforts, we are actively involved in the impact sourcing area, working with disadvantaged persons, veterans, seniors, refugees and migrants. Our teams screened more than 35,000 candidates from a diverse pool of individuals from disadvantaged communities and students. Crowdsourcing projects were also popular among single parents. We continue to work with diverse pools of candidates, as this is core to the delivery of our services and our differentiated culture.
Training and Coaching. Fostering personal and professional growth among our team is a priority. Our talent development strategy focuses on developing expertise around the specific technologies, tools, and frameworks required to successfully execute projects for our clients in an increasingly digital economy. In 2023, 11.4 million hours were dedicated to technical, functional and soft skills training, offering participants sessions that are tailored to their needs. Another key pillar of our talent development strategy is nurturing our leaders at all levels. Over 16,000 leaders engaged in programs covering key areas such as performance management and career conversations, leadership and culture, and business acumen. In addition, with our revamped growth roadmap, we opened doors for aspiring leaders offering diverse learning paths in roles such as facilitators, team leaders, and digital solutions experts.
Retention. Our culture, team member engagement efforts, recruiting and training programs are all designed to establish us as the employer of choice in our markets, and to maximize retention of our team members. We reward exceptional performance, celebrate diversity, host team building events, provide opportunities for team members to volunteer in their communities and celebrate accomplishments and mark special occasions together. To make team members feel more valued and connected to our organization, we recognize important professional and personal milestones such as promotions, anniversaries, birthdays and new family members. Our team members are eligible to complete their higher education goals as we offer university tuition reimbursement. We also offer market-based compensation, a flexible work environment, and benefits tailored to meet the unique needs of our team members. For example, in certain delivery locations, our team members have access to on-site day care for their children, we extend healthcare benefits to team members’ and their immediate families, including parents, as well as allowing extended families access to onsite healthcare professionals.
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
We see team member diversity as a significant competitive advantage, fostering creativity and innovation and leading to better customer experiences and financial outcomes. We aim to provide equal opportunities for all team members and proactively seek candidates from varied gender identities and cultural backgrounds. We are committed to diversity and inclusion across our entire organization, which is supported by our vision, values, culture and strategy. At December 31, 2023, women represented approximately 46% of our total workforce and 43% of managers and up are women.
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
E.Share Ownership
See “Item 7A—Major Shareholders” and “Item 6B—Compensation”.
F.    Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
Not applicable.
ITEM 7  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.Major Shareholders
The following table sets forth information relating to the beneficial ownership of our shares as at December 31, 2023, by:
•each of our directors;
•each of our executive officers;
•all directors and executive officers as a group; and
•each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding shares, which includes each of the selling shareholders;
Beneficial ownership is determined in accordance with SEC rules. The information is not necessarily indicative of beneficial ownership for any other purpose. In general, under these rules a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has shares or voting power or investment power with respect to such security. In addition, the rules include shares issuable pursuant to the exercise of share options, warrants or other convertible securities that are either immediately exercisable or exercisable on or before March 1, 2024, which is 60 days after December 31, 2023. These shares are deemed to be outstanding and beneficially owned by the person holding those options, warrants or other convertible securities for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. The information contained in the following table is not necessarily indicative of beneficial ownership for any other purpose, and the inclusion of any shares in the table does not constitute an admission of beneficial ownership of those shares. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them.
The percentage of beneficially owned subordinate voting shares and multiple voting shares is based on 106,830,312 subordinate voting shares and 167,381,876 multiple voting shares outstanding as at December 31, 2023.
The address for each of our directors and executive officers listed below is c/o TELUS International (Cda) Inc., Floor 7, 510 West Georgia Street, Vancouver, BC V6B 0M3, Canada.

	Subordinate Voting Shares		Multiple Voting Shares		% of Total Voting Power
Name of Beneficial Owner	Shares	%	Shares	%	%
Directors and Executive Officers:
Jeffrey Puritt	2,669,398	2.5	—	—	*
Michel Belec	*	*	—	—	*
Tobias Dengel	*	*
Jose Luis Garcia	*	*	—	—	—
Brian Hannon	*	*
Vanessa Kanu	*	*	—	—	*
Michael Ringman	*	*	—	—	*
Marilyn Tyfting	*	*	—	—	*
Darren Entwistle	*	*	—	—	*
Josh Blair	*	*	—	—	*
Madhuri Andrews	*	*
Olin Anton	*	*	—	—	*
Navin Arora (1)	*	*	—	—	*
Doug French (1)	*	*	—	—	*
Tony Geheran (1)	*	*	—	—	*
Sue Paish	*	*	—	—	—
Carolyn Slaski	*	*	—	—	—
Sandra Stuart	*	*	—	—	*
All directors and executive officers as a group (17 persons)	4,015,296	3.8	—	—	*
5% Shareholders:
TELUS(2)	1,438,013	1.3	152,004,019	90.8	85.4
BPEA(3)	32,550,000	30.5	15,377,857	9.2	10.5
Capital Research Global Investors (US) (4)	13,252,390	12.4	—	—	*
Mackenzie Financial Corporation (5)	8,609,247	8.1	—	—	*
_________________________________________________
*Holdings represent less than one percent.
(1)Messrs. Arora, French and Geheran are each employees of TELUS, but each disclaims beneficial ownership of the shares beneficially owned by TELUS.
(2)Consists of shares held by TELUS Corporation, 1276431 B.C. Ltd., 1276433 B.C. Ltd., 1276435 B.C. Ltd., 1276436 B.C. Ltd. and TELUS International Holding Inc., each a wholly-owned subsidiary of TELUS. Multiple voting shares so held by TELUS are convertible into an equivalent number of subordinate voting shares. If TELUS were to convert all its multiple voting shares into subordinate voting shares, it would hold 59.3% of our subordinate voting shares and 37.2% of our voting power. In June 2022, TELUS purchased 3,000,000 of our multiple voting shares, representing 1.5% of our multiple voting shares then outstanding and 1.45% of our voting power, from BPEA. In May 2023, TELUS purchased 2,500,000 of our multiple voting shares, representing 1.3% of our multiple voting shares then outstanding and 1.2% of our voting power, from BPEA. For details on significant acquisitions of our common shares by TELUS, see “Item 7B—Related Party Transactions—Share Issuances”.
(3)Consists of shares held by Riel B.V., which is indirectly and wholly-owned by BPEA Private Equity Fund VI, L.P.1 formerly known as The Baring Asia Private Equity Fund VI, L.P.1 (Fund VI1), BPEA Private Equity Fund VI, L.P.2, formerly known as The Baring Asia Private Equity Fund VI, L.P.2 (Fund VI2) and certain of its affiliates. The general partner of Fund VI1 and Fund VI2 is BPEA Private Equity GP VI, L.P. formerly known as Baring Private Equity Asia GP VI, L.P. (Fund VI GP). The general partner of Fund VI GP is BPEA Private Equity GP VI Limited formerly known as Baring Private Equity Asia GP VI Limited (Fund VI Limited). As the majority shareholder of Fund VI Limited, BPEA EQT Holdings AB may be deemed to have voting and dispositive power with respect to the shares beneficially owned by Fund VI and Fund VI2 and their affiliates, but disclaims beneficial ownership of such shares. The address of Fund VI GP and Fund VI Limited is c/o Maples Corporate Services Limited, 390 GT Ugland House, South Church Street, Georgetown, Grand Cayman, Cayman Islands. The address of BPEA EQT Holdings AB is Regeringsgatan 25 Stockholm, 111 53 Sweden. Multiple voting shares so held by BPEA are convertible into an equivalent number of subordinate voting shares. If BPEA were to convert all its multiple voting shares into subordinate voting shares, it would hold 39.2% of our subordinate voting shares and 2.9% of our voting power. For details on significant acquisitions of our common shares by BPEA, see “Item 7B—Related Party Transactions—Share Issuances”. In September 2021, BPEA sold 13,648,000 subordinate voting shares in a secondary offering, following conversion of an equivalent number of multiple voting shares into subordinate voting shares, representing 20.3% of our outstanding multiple voting shares then outstanding and 6.2% of our voting power. In June 2022, BPEA sold 3,000,000 multiple voting shares, representing 1.5% of our multiple voting shares then outstanding and 1.57% of our voting power, to TELUS Corporation. In May 2023, BPEA sold 2,500,000 multiple voting shares, then representing 1.3% of our multiple voting shares then outstanding and 1.2% of our voting power, to TELUS Corporation. In December 2023, BPEA converted 32,500,000 of its multiple voting shares into subordinate voting shares.
(4)Represents subordinate voting shares beneficially owned by Capital Research Global Investors, a division of Capital Research and Management Company, based solely on the Schedule 13F-HR filed by Capital Research Global Investors with the SEC on November 13, 2023.
(5)Represents subordinate voting shares beneficially owned by Mackenzie Financial Corporation, based solely on the Schedule 13F-HR filed by Mackenzie Financial Corporation with the SEC on October 25, 2023.
As at December 31, 2023, and the date of this report, there were four registered holders in Canada and 12 registered holders in the United States respectively, one of whom was Cede & Co. (nominee of DTC), representing 63.9% of our subordinate voting shares.
B.    Related-Party Transactions
Our Relationship with TELUS
As of December 31, 2023, TELUS, our controlling shareholder, held 152,004,019 multiple voting shares, or 85.4% of the combined voting power of our outstanding shares, and 1,438,013 subordinate voting shares, or 0.08% of the combined voting power of our outstanding shares. See “Item 3D—Risk Factors—TELUS Relationship Risks”.
The following is a summary of the terms of each intercompany agreement that we entered into with TELUS, each of which is included as an exhibit to this Annual Report. Each summary sets forth the terms of an agreement that we believe is material to us and each summary is qualified in its entirety by reference to the full text of such agreement.
For further information regarding historical related party transactions, see Note 21—Related Party Transactions to the audited consolidated financial statements as at and for the year ended December 31, 2023, in this Annual Report.
Master Services Agreement
We currently provide strategy and innovation, next-generation technology and IT services as well as customer experience process and delivery services to TELUS pursuant to the terms of a master services agreement (MSA), which we amended and restated in January 2021. The MSA includes a minimum spend commitment of $200 million per year, subject to adjustment in accordance with its terms. The initial term of the MSA is ten years, beginning in January 2021, unless terminated earlier or extended according to its terms. Services provided for under the MSA are priced on an arm’s-length basis in line with pricing for comparable services we provide to other clients. The MSA includes typical industry terms for a long-term services arrangement, including terms related to periodic price and service level reviews and benchmarking, service-level credits, termination rights, indemnification and limitation of liability.
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
The term of the TSSA is ten years, beginning in January 2021. We pay TELUS mutually agreed-upon fees for the services provided under the TSSA on a cost-plus recovery basis and have the right to terminate some or all of the services upon notice. Expiration or termination of all services will result in the termination of the TSSA, concurrently with the termination or expiration of the last remaining service.
Master Reseller Agreement
We provide advisory, technical and cloud-based customer experience transformation services to TELUS that TELUS resells to its customers pursuant to the terms of a master reseller agreement, which we amended and restated in January 2021 (MRA). The amended and restated master reseller agreement has a term of five years beginning in January 2021, which automatically renews for successive one-year terms unless terminated according to its terms. Services provided under the MRA are priced on an arm’s-length basis. The MRA contains typical industry terms for a reseller agreement, including scope of rights to resell, termination rights, indemnification and limitation of liability.
Network Infrastructure Services Agreement
We and one of our U.S. subsidiaries entered into a network infrastructure services agreement with TELUS and one of its U.S. subsidiaries in January 2021 (NISA). Under the NISA, TELUS provides us with various managed telecommunications and information technology services. The initial term of the NISA is ten years, beginning in January 2021, unless terminated earlier, and will be automatically extended for successive one-year terms unless notice is given by either party thereto. The NISA includes a minimum spend commitment by us of C$47,900,000 over the first five years of the term. We are permitted to terminate any service under the NISA for convenience prior to its scheduled expiration date, subject to a minimum notice period, which is generally one month, and payment of unpaid charges and termination charges (if any) specified in the related service schedules. Fees for services provided under the NISA are consistent with fees for the same or similar services under the same or similar conditions between unrelated parties. The NISA includes typical industry terms for a long-term services arrangement, including performance service credits, termination rights, indemnification and limitation of liability.
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
Collaboration and Financial Reporting Agreement
We entered into a collaboration and financial reporting agreement with TELUS on February 5, 2021, (CFRA) relating to our financial reporting which is intended to provide for the collaboration and coordination of TELUS International and TELUS in a range of areas. The CFRA will continue in effect until the earlier of (i) a change of control transaction, (ii) when TELUS determines it is no longer required to consolidate our results of operations and financial position or to account for its investment in us under the equity method of accounting, and (iii) such date as we and TELUS may agree. The parties will negotiate the basis for phasing out their respective obligations and requirements under the CFRA prior to its termination or expiry. Under the CFRA, we are subject to covenants, including those regarding the delivery or supply of monthly, quarterly and annual reporting information and annual budgets and financial forecasts to TELUS as well as other information that TELUS requires in support of its continuous reporting obligations and operational/management needs; conformity with TELUS’ financial presentation and accounting policies and management reporting framework for intercompany transactions; disclosure of information about our financial controls to TELUS; the provision to TELUS of access to our auditors, certain books and records related to internal accounting controls or operations and the working papers for our annual audits and quarterly reviews; and collaboration and consultation with TELUS in connection with our strategic and business planning, the preparation of our public filings and press releases and on other specified topics. Pursuant to the CFRA, we are required to maintain business policies, practices and standards that are consistent with and at least as stringent as the corresponding TELUS policies, standards, and procedures, with such practices and standards to be adapted to conform to our business and the laws and regulations applicable to our business. The CFRA specifies certain matters or actions we take that require advance review and consultation with TELUS and also stipulates certain actions that require our Board’s approval. As our financial statements are currently consolidated with those of TELUS, we maintain policies and processes that comply with the financial reporting requirements that are contained in the CFRA.
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

In addition, the revolving credit facilities each include a sub-facility for standby letters of credit with an aggregate cap of US$50 million or the equivalent in Canadian dollars. The facilities generally bear interest at various floating rates, with a credit spread that varies by reference to the ratio of total Net Debt to Adjusted EBITDA, both measures as defined in our credit agreement, for the applicable fiscal quarter. The RT 2 Credit Facility, the NRT 1 Credit Facility and the NRT 2 Credit Facility are subject to an accordion feature allowing us to increase one or more of these facilities by up to an aggregate amount of $500 million, subject to certain customary conditions and increases in interest rates and standby fees. The obligations thereunder are guaranteed by certain of our wholly-owned subsidiaries and secured by a first priority interest in all of our assets and equity interests in our subsidiaries.
Covenants and Events of Default
The credit agreement imposes certain customary restrictions on our activities, including, but not limited to, and subject to certain customary exceptions, our ability to incur indebtedness (including guarantee obligations), incur liens, engage in certain fundamental changes, amend, modify or terminate the TELUS MSA and TSSA, the limited liability company agreement of WillowTree which TELUS International Holding (U.S.A.) Corp. (“TELUS International USA”) has entered into with the other equity interest holders of WillowTree, and the shareholders’ agreement we have entered into with TELUS and BPEA, make acquisitions or investments, and sell assets.
The credit agreement also requires us to maintain a total Net Debt to Adjusted EBITDA ratio not to exceed 3.75:1 for each quarter ending in fiscal 2024; reducing to 3.25:1 for each quarter ending thereafter. If we make permitted acquisitions with an aggregate cash consideration above $250 million in any twelve-month period, we may request that the maximum permitted total Net Debt to Adjusted EBITDA ratio be increased by 0.50:1.00 for the quarter in which such threshold was exceeded, and shall return to the then applicable Net Debt to Adjusted EBITDA ratio after eight fiscal quarters. We are also required to maintain a consolidated debt service coverage ratio financial covenant of at least 1.50:1.00 in every fiscal quarter.
The credit agreement provides for certain events of default, including, without limitation: (a) cross-default and cross-acceleration to indebtedness and judgments of over US$25.0 million or the equivalent in Canadian dollars, (b) TELUS ceasing to have the power to, directly or indirectly, (i) vote shares that represent more than 50% our voting shares, (ii) direct our management, business or policies and (iii) elect or appoint a majority of our directors, and (b) termination of the TELUS MSA and the TSSA we have entered into with TELUS.

Shareholders’ Agreement
We entered into an amended shareholders’ agreement with TELUS and BPEA that governs the relationship between us, TELUS and BPEA.
Board Composition: Under our articles, our Board consists of such number of directors as determined from time to time by the directors. The shareholders’ agreement provides that the Board will consist of 11 directors, except as otherwise may be agreed by TELUS.
Board Appointment Rights. The shareholders’ agreement provides that so long as TELUS continues to beneficially own at least 50% of the combined voting power of our multiple voting shares and subordinate voting shares, we will agree to nominate six individuals designated by TELUS to the Board. If TELUS owns at least 5% of the combined voting power of our multiple voting shares and subordinate voting shares but less than 50%, the number of directors TELUS may nominate as a percentage of the Board will be the greater of (i) the number of directors proportionate to the percentage of combined voting power of shares that it holds and (i) one individual.
The shareholders’ agreement also provides that, for so long as TELUS continues to beneficially own at least 50% of the combined voting power of our multiple voting shares and subordinate voting shares, its is entitled to select the the chair of the Board from and among the directors.
The shareholders’ agreement also provides that we agree to nominate our chief executive officer to the Board of directors. The seat on our Board to be held by our chief executive officer does not represent one of the director nominees provided to TELUS under the shareholders’ agreement.
Board Committee Appointment Rights. The shareholders’ agreement provides that for so long as TELUS continues to beneficially own at least 50% of the combined voting power of our multiple voting shares and subordinate voting shares, TELUS will be entitled, but not obligated, to select the chair of the Board and the chairs of the Human Resources Committee and Governance and Nominating Committee. The shareholders’ agreement also provides that so long as TELUS is entitled to nominate at least one individual to our Board, it will be entitled, but not obligated, to designate at least one nominee for appointment to each of our Human Resources Committee and Governance and Nominating Committee. The shareholders’ agreement also provides that so long as TELUS is entitled to designate one or more nominees to our Board it will be entitled, but not obligated, to designate one independent nominee for appointment to our Audit Committee. TELUS also has the right to designate a director as an observer to our Audit Committee. The above-described committee appointment rights are in each case subject to compliance with the independence requirements of applicable securities laws and listing requirements of the NYSE and TSX.
At any time that the number of directors nominated by TELUS represents a majority of our board of directors, TELUS appointees will control our Board decisions and approval of all material actions requiring approval by a majority of the Board and not specifically requiring shareholder approval . See “Item 6A—Directors and Senior Management” for the composition of our Board and the committees of the Board and more information on our Board.
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
TELUS Right of First Offer. In addition, pursuant to the shareholders’ agreement, BPEA agreed not to, directly or indirectly, sell, transfer or otherwise dispose of any multiple voting shares or subordinate voting shares, whether by registered offering, private sale, disposition over the facilities of a stock exchange or otherwise, in a single transaction or series of transactions over a three-month period for gross proceeds of $30.0 million or more, without first providing TELUS with a right of first offer to purchase such multiple voting shares or subordinate voting shares.

Registration Rights Agreement

On February 5, 2021, in connection with our initial public offering, we entered into a registration rights agreement (as amended from time to time, the “Registration Rights Agreement”) with TELUS and BPEA. The Registration Rights Agreement was amended in June 2021, January 2023, June 2023 and December 2023. In connection with these amendments, our CEO and certain members of the management team of WillowTree became parties to the agreement. As amended to date, the Registration Rights Agreement provides certain demand registration rights that require us to use commercially reasonable efforts to effect the registration under applicable federal, state and provincial securities laws, in either Canada or the United States of any of our subordinate voting shares held by TELUS or BPEA. The Registration Rights Agreement also provides certain piggyback registration rights to TELUS, our chief executive officer and certain members of management of WillowTree who may hold our subordinate voting shares following completion of one or more Redemptions (as defined herein). Lastly, the Registration Rights Agreement also provides all shareholder parties thereto with a registration right that would require us to, upon their request, take all actions necessary to make a resale registration statement under the Securities Act, covering such parties’ shares available for their use in connection with resale of their subordinate voting shares.
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
Share Issuances
In connection with the acquisition of Lionbridge AI, we issued 2 million shares of Class A common shares to TELUS for proceeds of approximately $149.6 million and 1 million shares of Class B common shares to BPEA for proceeds of approximately $80.4 million to fund a portion of the purchase price. In connection with our IPO, the Class A common shares received by TELUS and the Class B common shares received by BPEA were converted into multiple voting shares. For historical share issuance details, see Note 17—Share Capital and Note 21—Related Party Transactions in the notes to the audited consolidated financial statements as at and for the year ended December 31, 2023, included in this Annual Report.
Related Party Transactions Policy
We have implemented formal policies and procedures for the review, approval or ratification of related-party transactions that may be required to be reported under the disclosure rules applicable to us. As at the date of this Annual Report, such transactions, if and when they are proposed or have occurred, are reviewed by one or more of the Board, Audit Committee or the Human Resources Committee (other than the directors or committee members involved, if any) on a case-by-case basis, depending on whether the nature of the transaction would otherwise be under the purview of the Audit Committee, the Human Resources Committee or the Board.
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
Dividend Policy
We have never declared or paid dividends on our subordinate voting shares. We currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business. As such, we do not intend to declare or pay cash dividends on our shares in the foreseeable future. Any future determination to pay dividends will be made at the discretion of our Board subject to applicable laws and will depend upon, among other factors, our financial performance, financial condition including leverage levels, contractual restrictions, capital requirements and merger and acquisition opportunities. Our future ability to pay cash dividends on our shares is currently limited by the terms of our credit agreement and may be limited by the terms of any future debt or preferred securities.
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
Subordinate Voting Shares and Multiple Voting Shares
Holders of our multiple voting shares are entitled to 10 votes per multiple voting share and holders of subordinate voting shares are entitled to one vote per subordinate voting share on all matters upon which holders of shares are entitled to vote. Subject to the prior rights of the holders of our preferred shares, the holders of our multiple voting shares and subordinate voting shares are entitled to receive dividends as and when declared by our Board, without preference or distinction among or between the subordinate voting shares and the multiple voting shares. See “Item 8—Financial Statements—Dividend Policy”. Subject to the prior payment to the holders of our preferred shares, if any, in the event of our liquidation, dissolution or winding-up or other distribution of our assets among our shareholders, the holders of our multiple voting shares and subordinate voting shares are entitled to share pro rata in the distribution of the balance of our assets, without preference or distinction among or between the subordinate voting shares and the multiple voting shares. Holders of multiple voting shares and subordinate voting shares have no preemptive or conversion or exchange rights or other subscription rights, except that each outstanding multiple voting share may at any time, at the option of the holder, be converted into one subordinate voting share and our multiple voting shares will automatically convert into subordinate voting shares upon certain transfers and other events, as described below under “—Conversion”. There are no redemption, retraction, purchase for cancellation or surrender provisions or sinking or purchase fund provisions applicable to our subordinate voting shares or multiple voting shares. There is no provision in our articles requiring holders of subordinate voting shares or multiple voting shares to contribute additional capital, or permitting or restricting the issuance of additional securities or any other material restrictions. The special rights or restrictions attached to the subordinate voting shares and multiple voting shares are subject to and may be adversely affected by, the rights attached to any series of preferred shares that we may designate in the future.
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
A Person is “controlled” by another Person or other Persons if: (i) in the case of a company or other body corporate wherever or however incorporated: (A) securities entitled to vote in the election of directors carrying in the aggregate at least a majority of the votes for the election of directors and representing in the aggregate at least a majority of the participating (equity) securities are held, other than by way of security only, directly or indirectly, by or solely for the benefit of the other Person or Persons; and (B) the votes carried in the aggregate by such securities are entitled, if exercised, to elect a majority of the board of such company or other body corporate; or (ii) in the case of a Person that is not a company or other body corporate, at least a majority of the participating (equity) and voting interests of such Person are held, directly or indirectly, by or solely for the benefit of the other Person or Persons; and “controls”, “controlling” and “under common control with” shall be interpreted accordingly.
Preferred Shares
Under our articles, preferred shares may be issued in one or more series. Accordingly, our Board is authorized, without shareholder approval but subject to the provisions of the BCBCA, to determine the maximum number of shares of each series, create an identifying name for each series and attach such special rights or restrictions, including dividend, liquidation and voting rights, as our Board may determine, and such special rights or restrictions, including dividend, liquidation and voting rights, may be superior to those of each of the subordinate voting shares and the multiple voting shares. The issuance of preferred shares, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change of control of our Company and might adversely affect the market price of our subordinate voting shares and multiple voting shares and the voting and other rights of the holders of subordinate voting shares and multiple voting shares. We have no current plan to issue any preferred shares.
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
Number of shares required to be owned by a director. Neither our articles nor the BCBCA provide that a director is required to hold any of our shares as a qualification for holding their office. Our Board has discretion to prescribe minimum share ownership requirements for directors.
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
Shareholder Meetings
Subject to applicable stock exchange requirements, we must hold a general meeting of our shareholders at least once every year at a time and place determined by our Board, provided that the meeting must not be held later than 15 months after the preceding annual general meeting. A meeting of our shareholders may be held anywhere in or outside British Columbia.
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
Holders of our subordinate voting shares and multiple voting shares are entitled to attend and vote at meetings of our shareholders except meetings at which only holders of a particular class or series are entitled to vote. Except as otherwise provided with respect to any particular series of preferred shares, and except as otherwise required by law, the holders of our preferred shares are not entitled as a class to receive notice of, or to attend or vote at any meetings of our shareholders. Our directors, our secretary (if any), our auditor and any other persons invited by our chair or directors or with the consent of those at the meeting are entitled to attend any meeting of our shareholders but will not be counted in the quorum or be entitled to vote at the meeting unless they are a shareholder or proxy holder entitled to vote at the meeting.
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
Take-Over Bid Protection
Under applicable securities laws in Canada, an offer to purchase multiple voting shares would not necessarily require that an offer be made to purchase subordinate voting shares. In accordance with the rules of the TSX designed to ensure that, in the event of a take-over bid, the holders of subordinate voting shares will be entitled to participate on an equal footing with holders of multiple voting shares, the holders of multiple voting shares entered into a customary coattail agreement with us and a trustee (as amended to date, the Coattail Agreement). The Coattail Agreement contains provisions customary for dual-class, TSX-listed corporations designed to prevent transactions that otherwise would deprive the holders of subordinate voting shares of rights under applicable securities laws in Canada to which they would have been entitled if the multiple voting shares had been subordinate voting shares.
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
Second Amended & Restated Limited Liability Company Agreement of WillowTree

The Second Amended and Restated Limited Liability Company Agreement of WLTR Holdings, LLC (the “Second A&R LLCA”) was adopted on January 3, 2023, in connection with our acquisition of WillowTree. The operations of WillowTree, and the rights and obligations of the members of WLTR Holdings, LLC (the “Surviving Company”), are set forth in the Second A&R LLC Agreement.

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

Investment Canada Act
The Investment Canada Act requires each “non Canadian” (as defined in the Investment Canada Act) who acquires “control” of an existing “Canadian business”, to file a notification in prescribed form with the responsible federal government department or departments not later than 30 days after closing, provided the acquisition of control is not a reviewable transaction under the Investment Canada Act. Subject to certain exemptions, a transaction that is reviewable under the Investment Canada Act may not be implemented until an application for review has been filed and the responsible Minister of the federal cabinet has determined that the investment is likely to be of “net benefit to Canada” taking into account certain factors set out in the Investment Canada Act. Under the Investment Canada Act, an investment in our subordinate voting shares or multiple voting shares by a non-Canadian that is ultimately controlled in a country that has a free trade agreement with Canada (or the United Kingdom), including a United States investor, would be reviewable only if it were an investment to acquire control of us pursuant to the Investment Canada Act and our enterprise value (as determined pursuant to the Investment Canada Act and its regulations) was equal to or greater than the amount specified, which is currently C$1.931 billion. For other investors who are not state-owned enterprises and who are ultimately controlled by World Trade Organization members, the threshold is currently C$1.287 billion for 2023.
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
This summary applies only to U.S. Holders that hold the subordinate voting shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not address any U.S. federal estate and gift tax, alternative minimum tax or Medicare tax on net investment income consequences, or any U.S. state or local or non-U.S. tax consequences. This summary also does not address the tax considerations that may be relevant to certain types of investors subject to special treatment under U.S. federal income tax laws, such as:
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

Distributions on the Subordinate Voting Shares
Subject to the passive foreign investment company (PFIC) rules discussed below, the gross amount of any distribution made by the Company to a U.S. Holder with respect to the subordinate voting shares (including the amount of any Canadian taxes withheld therefrom) generally will be included in such holder’s gross income as non-U.S. source dividend income in the year actually or constructively received, but only to the extent that the distribution is paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). As a non-U.S. company, the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles. Therefore, it is expected that any distributions generally will be reported to U.S. Holders as dividends. Any dividends that the Company pays will not be eligible for the dividends-received deduction allowed to certain corporate U.S. Holders.
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
Based on the Company’s income, assets and business activities, including the receipt and application of the proceeds of the issue and sale of the subordinate voting shares, the Company does not believe that it was a PFIC for its 2023 taxable year and the Company expects that it will not be classified as a PFIC for U.S. federal income tax purposes for its current taxable year or in the near future. The determination of PFIC status is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond the Company’s control, including the relative values of the Company’s assets and its subsidiaries, and the amount and type of their income. As a result, there can be no assurance that the Company will not be a

PFIC in 2024 or any subsequent year or that the IRS will agree with the Company’s conclusion regarding its PFIC status and would not successfully challenge our position.
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
Copies of our financial statements and other continuous disclosure documents required under Canadian securities laws are available for viewing on SEDAR+ at www.sedarplus.ca.
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
ITEM 11   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk
Amounts drawn on our long-term debt facilities expose us to changes in interest rates. Holding other variables constant, including the total amount of outstanding indebtedness, a 25-basis-point increase in interest rates on our variable-rate debt would cause an estimated decrease in net income of approximately $3 million per year based on the amounts outstanding as at December 31, 2023, excluding the impact of any hedging activities.
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

	Net income			Other comprehensive income			Comprehensive income
Years Ended December 31 (increase (decrease) in millions)	2023	2022	2021	2023	2022	2021	2023	2022	2021
Reasonably possible changes in market risks
10% change in US$: CDN$ exchange rate
US$ appreciates	$10	$8	$14	$—	$—	$—	$10	$8	$14
US$ depreciates	$(12)	$(8)	$(14)	$—	$—	$—	$(12)	$(8)	$(14)
10% change in US$: Euro exchange rate
US$ appreciates	$7	$14	$11	$(41)	$(44)	$(36)	$(34)	$(30)	$(25)
US$ depreciates	$(7)	$(14)	$(11)	$41	$44	$36	$34	$30	$25
10% change in US$: Peso exchange rate
US$ appreciates	$(3)	$(2)	$(1)	$—	$—	$—	$(3)	$(2)	$(1)
US$ depreciates	$3	$2	$1	$—	$—	$—	$3	$2	$1
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
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2023. Based on such evaluation, management has concluded that our disclosure controls and procedures were effective as of December 31, 2023.
Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) and for the assessment of the effectiveness of our internal control over financial reporting. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS-IASB.
Management, with the participation of our Chief Executive Officer and Chief Financial Officer, assessed our internal control over financial reporting based upon the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). As of December 31, 2023, management has concluded that the Company’s internal control over financial reporting was effective.
Under SEC rules and in accordance with National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, companies are permitted to exclude acquisitions from their assessment of internal control over financial reporting during the first year of an acquisition while integrating the acquired company. We have elected to exclude WillowTree from our assessment of internal control over financial reporting as of December 31, 2023. We are currently in the process of evaluating and integrating WillowTree’s historical controls over financial reporting with the rest of the Company, which may result in changes or additions to our internal control over financial reporting.
The Company acquired WillowTree on January 3, 2023, as set out in Note 14(c) of the consolidated financial statements, and management excluded from its assessment the internal control over financial reporting at WillowTree. As of December 31, 2023, WillowTree constituted 6%, 3%, 1% and 1% of the Company’s consolidated current assets, current liabilities, non-current assets (which excluded intangible assets and goodwill, both arising from the acquisition) and non-current liabilities (which excluded deferred income tax liabilities and incremental borrowings on our credit facilities, both arising from the acquisition), respectively, and contributed total revenue of $186 million and net loss of $9 million in the consolidated financial statements of the Company for the year ended December 31, 2023.

Deloitte LLP, an independent registered public accounting firm, has audited the Company’s financial statements for the fiscal year ended December 31, 2023, and has included its attestation report on management's assessment of the Company’s internal control over financial reporting as of December 31, 2023.
Changes in Control over Financial Reporting
There have been no changes in the Company’s internal control over financial reporting (as defined in Rule 13a‐15(f) and 15d‐15(f) under the Exchange Act) during the year ended December 31, 2023, that have materially affected, or that are reasonably likely to materially affect, the Company’s internal control over financial reporting.
ITEM 16A    AUDIT COMMITTEE FINANCIAL EXPERT
Our Audit Committee, which consists exclusively of independent directors within the meaning of NI 52-110 and the NYSE listing requirements, is comprised of Madhuri Andrews, Carolyn Slaski and Sandra Stuart and chaired by Olin Anton. Our Board has determined that Madhuri Andrews, Olin Anton, Carolyn Slaski and Sandra Stuart each meet the independence requirements for directors, including the heightened independence standards for members of the Audit Committee under Rule 10A-3 under the Exchange Act and NI 52-110. Our Board has also determined that Olin Anton is “financially literate” within the meaning of NI 52-110 and the NYSE listing requirements and an “audit committee financial expert” as defined by Rule 10A-3 under the Exchange Act. For a description of the education and experience of each member of the Audit Committee, see “Item 6A—Directors and Senior Management—Our Directors”.
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
The full text of the code of ethics and conduct is posted on our website at www.telusinternational.com and the System for Electronic Document Analysis and Retrieval+ (SEDAR+) profile at www.sedarplus.ca. The information on or accessible through our website is not part of and is not incorporated by reference into this Annual Report, and the inclusion of our website address in this Annual Report is only for reference.
Our Audit Committee and Human Resources Committee are responsible for reviewing and evaluating the code of ethics and conduct periodically and will recommend any necessary or appropriate changes thereto to our Board for consideration. The Audit Committee and Human Resources Committee will also assist our Board with the monitoring of compliance with the code of ethics and conduct.
ITEM 16C    PRINCIPAL ACCOUNTANT FEES AND SERVICES
For the years ended December 31, 2023 and 2022, we incurred the following fees by our external auditors, Deloitte LLP (PCAOB ID No. 1208):

	Year Ended December 31, 2023	Year Ended December 31, 2022
Category of Fees
Audit fees(1)	$4,205,000	$3,353,107
Audit-related fees(2)	396,869	603,872
Tax fees(3)	114,935	157,260
All other fees(4)	60,560	36,680
	$4,777,364	$4,150,919
_________________________________________________

(1)“Audit fees” include fees for audit services billed or to be billed in connection with our annual, interim and statutory financial statements and related regulatory filings.
(2)“Audit-related fees” include fees for attest services for information system.
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
ITEM 16H    MINE SAFETY DISCLOSURE
Not applicable.
ITEM 16I DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

ITEM 16J INSIDER TRADING POLICIES
Our Board has adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, senior management and employees. A copy of our insider trading policy is included as an exhibit to this Annual Report.
ITEM 16K CYBERSECURITY
Cybersecurity Risk Management and Strategy

Safeguarding the Company’s information systems, assets, data, intellectual property and network infrastructure and ensuring that risks related to cybersecurity threats are appropriately managed is essential to maintaining a consistently high level of service experience for our clients; the confidentiality, integrity and availability of our information systems; and the trust of our stakeholders, as well as meeting applicable regulatory requirements. We have implemented a multi-faceted cybersecurity risk management framework, which is integrated in our overall enterprise risk management system and processes.

Our cybersecurity team is tasked with assessing, identifying and managing risks related to cybersecurity threats and, under the leadership of our chief information officer, is responsible for:
•proactive detection and assessment of threats and vulnerabilities through vulnerability testing, penetration testing and attack simulation;

•development of risk-based action plans to manage identified vulnerabilities and implementation of new protocols and infrastructure improvements;

•cybersecurity incident investigations, with the assistance of third-party experts as required;

•monitoring threats to sensitive data and unauthorized access to Company systems, with assistance of third-party data loss prevention software and a third-party security operations center;

•performing cybersecurity risk assessments of key vendors and counterparties to ensure compliance with our and our clients’ cybersecurity standards;

•developing and executing protocols to ensure that information regarding cybersecurity incidents is promptly shared with our chief information officer, executive leadership team, Audit Committee and Board, as appropriate, to allow for risk and materiality assessments and to consider disclosure and notice requirements;

•developing and implementing periodic training on cybersecurity, information security and threat awareness; and

•collaborating with law enforcement and other companies on cybersecurity incidents and best practices.

The Company continues to enhance its cybersecurity preparedness and is working towards its Cybersecurity Maturity Model Certification, which would certify our compliance with certain cybersecurity standards published by the National Institute of Standards and Technology.

There were no cybersecurity incidents during the year ended December 31, 2023, that resulted in an interruption to our operations, known losses of any critical data or otherwise had a material impact on the Company’s strategy, financial condition or results of operations. However, the scope and impact of any future incident cannot be predicted. See “Item 3D—Risk Factors” for more information on how material cybersecurity attacks may impact our business.

Role of Management

Our chief information officer leads management’s assessment, identification and management of risks related to cybersecurity threats and reports directly to our chief executive officer. The chief information officer receives regular briefings on cybersecurity matters from the cybersecurity team, including results of vulnerability testing and remediation, cyber incident response and progress on cybersecurity infrastructure initiatives. Michael Ringman currently serves as our chief information officer. Mr. Ringman has over 20 years of experience, holding senior information technology leadership roles with increasing responsibility over the course of his career. See “Item 6A—Directors and Senior Management” for more information on Mr. Ringman’s expertise.

Role of the Board of Directors

Our Board recognizes the importance of robust cybersecurity management programs and is actively engaged in overseeing and reviewing the Company’s cybersecurity risk profile and exposures. Our Board has delegated the oversight of our process for assessing, identifying and managing material risks related to cybersecurity threats to the Audit Committee.

The responsibilities of the Audit Committee include reviewing the cybersecurity threat landscape facing the Company, as well as our strategy, policies and procedures to mitigate cybersecurity risks and any significant cybersecurity incidents. The Audit Committee also considers the impact of emerging cybersecurity developments and regulations that may affect the Company.

The Audit Committee and the Board meet periodically with relevant members of management, including the chief information officer, who provide reports on cybersecurity matters including, among others: recent external cybersecurity threats and attack trends; updates to threat monitoring processes; the composition of our cybersecurity team; cybersecurity awareness training and stress testing; cybersecurity strategy; cybersecurity metrics, assessments and peer ratings; and cybersecurity programs. The Audit Committee has also directed management to inform the committee promptly and, when appropriate the Board, of any investigation of a material cybersecurity incident. Where an update has not been provided directly to the Board, the Audit Committee provides the full Board with updates on cybersecurity risks and incidents and other matters as needed, and reports to the Board on an ad hoc basis with respect to material incidents and other developments that the Audit Committee believes should have the Board of directors’ consideration. The Audit Committee and the Board may, from time to time, engage third party advisors and experts, and meet with the Company’s external advisors on cybersecurity matters, as appropriate.

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
Incorporated by reference to Exhibit 99.3 to the Registrant’s Current Report furnished to the SEC on Form 6-K on February 5, 2021.

2.4	Amendment to the TELUS International (Cda) Inc. Registration Rights Agreement, dated as of January 3, 2023.	Incorporated by reference to Exhibit 99.3 to the Registrant’s Current Report filed with the SEC on Form 6-K on January 9, 2023.

2.5	Second Amendment and Joinder to the TELUS International (Cda) Inc. Registration Rights Agreement, dated as of June 16, 2023.	Incorporated by reference to Exhibit 99.6 to the Registrant’s Current Report filed with the SEC on Form 6-K on August 4, 2023

2.6	Amendment to the TELUS International (Cda) Inc. Registration Rights Agreement, dated as of December 21, 2023.	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2023

2.7	Amended and Restated Shareholders Agreement, dated as of June 16, 2023 among TELUS Corporation, Riel B.V. and TELUS International (Cda) Inc.	Incorporated by reference to Exhibit 99.7 to the Registrant’s Current Report filed with the SEC on Form 6-K on August 4, 2023

2.8	Amendment to the Amended and Restated Shareholders Agreement, dated as of December 16, 2023.	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2023

Exhibit No.	Description	Method of filing
4.1†	Amended and Restated Master Services Agreement, dated as of January 1, 2021, between TELUS International (Cda) Inc. and TELUS Communications Inc.	Incorporated by reference to Exhibit 10.1 to the Registrant’s registration statement on Form F-1 filed with the SEC on January 8, 2021.

4.2†	Transition and Shared Services Agreement, dated as of January 1, 2021, between TELUS Communications Inc. and TELUS International (Cda) Inc.	Incorporated by reference to Exhibit 10.2 to the Registrant’s registration statement on Form F-1 filed with the SEC on January 8, 2021.

4.3†	Amended and Restated Master Reseller Agreement, dated as of January 1, 2021, between TELUS Communications Inc. and TELUS International (Cda) Inc.	Incorporated by reference to Exhibit 10.3 to the Registrant’s registration statement on Form F-1 filed with the SEC on January 8, 2021.

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

4.8
Adoption Agreement and Amendment to Coattail Agreement dated June 16, 2023 among TELUS International (Cda) Inc., TELUS Corporation, TELUS Communications Inc., Riel B.V., and Computershare Trust Company of Canada
Incorporated by reference to Exhibit 99.5 to the Registrant’s Current Report furnished to the SEC on Form 6-K on August 4, 2023.

4.9
Third Amended and Restated Credit Agreement, dated as of December 22, 2020, among TELUS International (Cda) Inc., as borrower, The Bank of Nova Scotia and other financial institutions party thereto, as lenders, and The Bank of Nova Scotia, as administrative agent
Incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 6-K filed with the SEC on December 23, 2022.

4.10	Second Amended & Restated Limited Liability Company Agreement of WLTR Holdings, LLC, dated January 3, 2023.	Incorporated by reference to Exhibit 99.2 to the Registrant’s Current Report on Form 6-K filed with the SEC on January 9, 2023.

8.1	List of Subsidiaries of TELUS International (Cda) Inc.	Incorporated by reference to Exhibit 8.1 to the Annual Report on Form 20-F for the year ended December 31, 2021 filed on February 10, 2022.

11.1	Insider Trading Policy	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2023.

Exhibit No.	Description	Method of filing
12.1	Certification of the Principal Executive Officer	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2023.

12.2	Certification of the Principal Financial Officer	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2023.

13.1	Certification of the Principal Executive Officer pursuant to 18 U.S.C. section 1350	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2023.

13.2	Certification of the Principal Financial Officer pursuant to 18 U.S.C. section 1350	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2023.

15.1	Consent of Independent Registered Public Accounting Firm	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2023.

97.1	Clawback Policy	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2023.

EX-101.INS	XBRL Instance Document	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2023.

EX-101.SCH	XBRL Taxonomy Extension Schema Document	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2023.

EX-101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2023.

EX-101.DEF	XBRL Taxonomy Extension Definition Linkbase Document	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2023.

EX-101.LAB	XBRL Taxonomy Extension Labels Linkbase Document	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2023.

EX-101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2023.

EX-104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2023.
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

TELUS International (Cda) Inc.

/s/ Jeffrey Puritt
	Name:	Jeffrey Puritt
	Title:	President and Chief Executive Officer
Dated: February 9, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of TELUS International (Cda) Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of TELUS International (Cda) Inc. and subsidiaries (the “Company”) as at December 31, 2023 and 2022, the related consolidated statements of income and comprehensive income, changes in owners’ equity, and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2023 and 2022, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2023, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 9, 2024, expressed an unqualified opinion on the Company's internal control over financial reporting.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Valuation of Intangible Assets Acquired in Business Acquisitions - Refer to Note 1(p) and 14(c) to the financial statements
Critical Audit Matter Description
On January 3, 2023, the Company acquired 86% of the equity of WLTR Holdings, LLC (“WillowTree”) and recognized the assets acquired and the liabilities assumed at fair value, including intangible assets related to customer relationships and other (“intangible assets”).
While there are several estimates and assumptions that are required to determine the fair value of the intangible assets, the estimates and assumptions with the highest degree of subjectivity are forecasted revenue growth, forecasted profit margins, discount rate and customer attrition rate. As a result, performing audit procedures required a high degree of auditor judgement and an increased extent of audit effort, including the involvement of fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the forecasted revenue growth, forecasted profit margins, discount rate and customer attrition rate used to determine the fair value of the intangible assets included the following, among others:
•Evaluated the effectiveness of controls over management’s determination of forecasted revenue growth, forecasted profit margins, discount rate and customer attrition rate used to value intangible assets.
•Evaluated the reasonableness of management’s forecasts of revenue growth and profit margins by comparing the forecasts to historical results, third-party industry forecasts, and comparable entities.
•With the assistance of fair value specialists, evaluated the reasonableness of the discount rate and customer attrition rate by testing the source information underlying the determination of the rates and developing a range of independent estimates and comparing those to the discount rate and customer attrition rate selected by management.
/s/ Deloitte LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
February 9, 2024
We have served as the Company's auditor since 2016.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of TELUS International (Cda) Inc.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of TELUS International (Cda) Inc. and subsidiaries (the “Company”) as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023, of the Company and our report dated February 9, 2024, expressed an unqualified opinion on those financial statements.
As described in Management’s Annual Report over Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at WLTR Holdings, LLC (“WillowTree”), which was acquired on January 3, 2023, and which constituted 6%, 3%, 1% and 1% of the Company’s consolidated current assets, current liabilities, non-current assets and non-current liabilities, respectively as of December 31, 2023 and contributed revenue of $186 million and net loss of $9 million to the Company’s Consolidated Statement of Income and Comprehensive Income for the year ended December 31, 2023. Accordingly, our audit did not include the internal control over financial reporting at WillowTree.
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
/s/ Deloitte LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
February 9, 2024

TELUS International (Cda) Inc.
Consolidated Statements of Income and Comprehensive Income

Years Ended December 31 (millions except per share amounts)	Note	2023	2022	2021
REVENUE	4	$2,708	$2,468	$2,194

OPERATING EXPENSES
Salaries and benefits	5	1,664	1,393	1,222
Goods and services purchased		461	468	432
Share-based compensation	6	21	25	75
Acquisition, integration and other		55	40	23
Depreciation	13	141	124	115
Amortization of intangible assets	14(a)	183	134	142
		2,525	2,184	2,009

OPERATING INCOME		183	284	185

OTHER (INCOME) EXPENSES
Changes in business combination-related provisions	15	(20)	—	—
Interest expense	7	144	41	44
Foreign exchange gain		—	(7)	(1)
INCOME BEFORE INCOME TAXES		59	250	142
Income tax expense	8	5	67	64
NET INCOME		$54	$183	$78

OTHER COMPREHENSIVE INCOME (LOSS)	9
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges		(27)	43	40
Exchange differences arising from translation of foreign operations		26	(89)	(95)
		(1)	(46)	(55)
Item that will not be subsequently reclassified to income
Employee defined benefit plan re-measurements		1	3	—
		—	(43)	(55)
COMPREHENSIVE INCOME		$54	$140	$23

EARNINGS PER SHARE	10
Basic		$0.20	$0.69	$0.30
Diluted		$0.18	$0.68	$0.29

TOTAL WEIGHTED AVERAGE SHARES OUTSTANDING (millions)	10
Basic		274	266	264
Diluted		286	270	267
The accompanying notes are an integral part of these consolidated financial statements.

TELUS International (Cda) Inc.
Consolidated Statements of Financial Position

As at December 31 (millions)	Note	2023	2022
ASSETS
Current assets
Cash and cash equivalents		$127	$125
Accounts receivable	11	498	428
Due from affiliated companies	21(a)	62	81
Income and other taxes receivable		5	7
Prepaid and other assets		35	35
Current portion of derivative assets	12(g)	16	19
		743	695
Non-current assets
Property, plant and equipment, net	13	517	449
Intangible assets, net	14(a)	1,546	1,008
Goodwill	14(a)	1,963	1,350
Derivative assets	12(g)	—	13
Deferred income taxes	8(b)	29	14
Other long-term assets	22(b)	25	27
		4,080	2,861
Total assets		$4,823	$3,556
LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	1(a),22(b)	$290	$289
Due to affiliated companies	21(a)	178	111
Income and other taxes payable		57	67
Current portion of provisions	1(a),15	2	1
Current maturities of long-term debt	16	122	83
Current portion of derivative liabilities	12(g)	—	1
		649	552
Non-current liabilities
Provisions	1(a),15	191	2
Long-term debt	16	1,628	881
Derivative liabilities	12(g)	12	—
Deferred income taxes	8(b)	290	264
Other long-term liabilities	1(a)	16	19
		2,137	1,166
Total liabilities		2,786	1,718
Owners’ equity	17	2,037	1,838
Total liabilities and owners’ equity		$4,823	$3,556
Contingent liabilities	18
The accompanying notes are an integral part of these consolidated financial statements.
On behalf of the Board:

/s/ Josh Blair	/s/ Olin Anton
Josh Blair	Olin Anton
Vice-Chair, Board of Directors	Director

TELUS International (Cda) Inc.
Consolidated Statements of Changes in Owners’ Equity

(millions)	Note	Number of shares	Share capital	Contributed surplus	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Total
Balance as at January 1, 2021		245	$989	$—	$33	$89	$1,111
Net income		—	—	—	78	—	78
Other comprehensive loss		—	—	—	—	(55)	(55)
Class A to E shares exchanged or redesignated	17	(245)	(994)	—	—	—	(994)
Multiple Voting Shares redesignated from Class A to D shares	17	236	884	—	—	—	884
Subordinate Voting Shares redesignated from Class C to E shares	17	9	110	—	—	—	110
Multiple Voting Shares converted to Subordinate Voting Shares	17	(36)	(132)	—	—	—	(132)
Subordinate Voting Shares converted from Multiple Voting Shares	17	36	132	—	—	—	132
Subordinate Voting Shares issued in public offering	17	21	525	—	—	—	525
Share issuance costs, net of taxes	17	—	(25)	—	—	—	(25)
Share-based compensation	6	—	1	24	(4)	—	21
Balance as at December 31, 2021		266	$1,490	$24	$107	$34	$1,655

Balance as at January 1, 2022		266	$1,490	$24	$107	$34	$1,655
Net income		—	—	—	183	—	183
Other comprehensive income (loss)		—	—	—	3	(46)	(43)
Carrying value of business acquired less fair value of consideration paid	21(a)	—	—	10	—	—	10
Share-based compensation	6	1	13	21	(1)	—	33
Balance as at December 31, 2022		267	$1,503	$55	$292	$(12)	$1,838

Balance as at January 1, 2023		267	$1,503	$55	$292	$(12)	$1,838
Net income		—	—	—	54	—	54
Other comprehensive income (loss)		—	—	—	1	(1)	—
Common shares issued	14(c)	6	125	—	—	—	125
Multiple Voting Shares converted to Subordinate Voting Shares	17	(33)	(122)	—	—	—	(122)
Subordinate Voting Shares converted from Multiple Voting Shares	17	33	122	—	—	—	122
Share-based compensation	6	1	20	—	—	—	20
Balance as at December 31, 2023		274	$1,648	$55	$347	$(13)	$2,037
The accompanying notes are an integral part of these consolidated financial statements.

TELUS International (Cda) Inc.
Consolidated Statements of Cash Flows

Years Ended December 31 (millions)	Note	2023	2022	2021
OPERATING ACTIVITIES
Net income		$54	$183	$78
Adjustments:
Depreciation and amortization		324	258	257
Interest expense	7	144	41	44
Income tax expense	8	5	67	64
Share-based compensation	6	21	25	75
Changes in business combination-related provisions		(20)	—	—
Change in market value of derivatives and other		2	2	—
Net change in non-cash operating working capital	22(c)	43	(26)	(69)
Share-based compensation payments		(2)	(19)	(45)
Income taxes paid, net		(73)	(94)	(93)
Cash provided by operating activities		498	437	311

INVESTING ACTIVITIES
Cash payments for capital assets	22(c)	(89)	(105)	(99)
Cash payments for other assets		—	(13)	—
Cash payments for acquisitions, net of cash acquired	14(c)	(852)	(1)	(11)
Cash used in investing activities		(941)	(119)	(110)

FINANCING ACTIVITIES
Shares issued	17	4	3	527
Share issuance costs	17	—	—	(34)
Withholding taxes paid related to net share settlement of equity awards	6	(4)	(1)	(5)
Repayment of long-term debt	16,22(d)	(613)	(682)	(765)
Long-term debt issued	16,22(d)	1,161	411	71
Debt issuance costs	16,22(d)	—	(8)	—
Interest paid on credit facilities		(105)	(23)	(29)
Cash provided by (used in) financing activities		443	(300)	(235)
Effect of exchange rate changes on cash and cash equivalents		2	(8)	(4)

CASH POSITION
Increase (decrease) in cash and cash equivalents		2	10	(38)
Cash and cash equivalents, beginning of year		125	115	153
Cash and cash equivalents, end of year		$127	$125	$115
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
Notes to the consolidated financial statements		Page
General application
1.	Summary of material accounting policies	F-8
2.	Accounting policy developments	F-16
3.	Capital structure financial policies	F-16
Consolidated results of operations focused
4.	Revenue	F-17
5.	Salaries and benefits	F-17
6.	Share-based compensation	F-18
7.	Interest expense	F-21
8.	Income taxes	F-21
9.	Other comprehensive income	F-23
10.	Earnings per share	F-23
Consolidated financial position focused
11.	Accounts receivable	F-24
12.	Financial instruments	F-25
13.	Property, plant and equipment	F-30
14.	Intangible assets and goodwill	F-31
15.	Provisions	F-34
16.	Long-term debt	F-35
17.	Share capital	F-36
18.	Contingent liabilities	F-37
Other
19.	Employee future benefits	F-38
20.	Leases	F-38
21.	Related party transactions	F-39
22.	Additional financial information	F-41
23.	Segment reporting	F-43

1.Summary of material accounting policies
(a)Basis of presentation
Our consolidated financial statements are expressed in United States dollars. The generally accepted accounting principles that we use are International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS-IASB).
Generally accepted accounting principles require that we disclose our material accounting policies. Below, we have summarized our accounting policies, including those that have a material effect on these financial statements, and how we have applied certain accounting policies and our choices where selection among various generally accepted accounting principle-compliant accounting policies is permitted. In our assessment, all of our accounting policy disclosures are not equally material for us, as set out in the accompanying table; their relative materiality to us will evolve over time as we do.
In our consolidated statements of financial position, we have reclassified certain current and non-current provisions previously included in Accounts payable and accrued liabilities and Other long-term liabilities, respectively, based on materiality. All amounts presented for the comparative period have been reclassified to conform with the current period presentation.
These consolidated financial statements were authorized by our Board of Directors for issue on February 9, 2024.

Accounting policy requiring a more significant choice among policies and/or a more significant application of judgment
Accounting policy	Yes	No
General application
(a) Basis of presentation		X
(b) Consolidation		X
(c) Use of estimates and judgments	X
(d) Financial instruments—recognition and measurement		X
(e) Hedge accounting		X
Results of operations focused
(f) Revenue recognition	X
(g) Depreciation, amortization and impairment	X
(h) Translation of foreign currencies		X
(i) Income and other taxes	X
(j) Share-based compensation	X
(k) Employee future benefit plans		X
Financial position focused
(l) Cash and cash equivalents		X
(m) Property, plant and equipment; intangible assets	X
(n) Provisions	X
(o) Lease liabilities		X
(p) Business combinations	X
The table above summarizes our accounting policies, including those that require a more significant choice or application of judgment, and thus are considered our material accounting policies in accordance with IAS 1, Presentation of Financial Statements.
(b)Consolidation
As at December 31, 2023, our consolidated financial statements include our accounts and the accounts of all of our subsidiaries. Our principal subsidiaries (wholly-owned unless otherwise denoted) are: TELUS International (U.S.) Corp.; Xavient Digital LLC; CallPoint New Europe EAD; TELUS International Services Limited; TELUS International Philippines Inc.; Voxpro Limited; TELUS International Germany GmbH; TELUS International AI Inc.; and WillowTree LLC (86% interest).
Our financing arrangements and those of our subsidiaries do not impose restrictions on inter-corporate dividends, but external dividends are restricted based upon total net debt to adjusted earnings before interest, income taxes, depreciation and amortization ratios, all as defined by our financing arrangements.
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
•The preparation of our financial statements in accordance with generally accepted accounting principles requires management to make judgments that affect the financial statement disclosure of information regularly reviewed by our chief operating decision maker used to make resource allocation decisions and to assess performance, as further discussed in Note 23—Segment Reporting. A significant judgment we make is that our cash flows are sufficiently indistinguishable given our global operating model, resulting in a single operating and reporting segment.
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
•In respect of claims and lawsuits, as discussed further in Note 18(b)—Contingent liabilities—Claims and lawsuits, the determination of whether an item is a contingent liability or whether an outflow of resources is probable and thus needs to be accounted for as a provision.
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
We generally recognize revenues for each accounting period as services are provided, based on fees earned per-productive hour or per transaction. For fixed-fee contracts, revenues are estimated and recognized over time using the input method, which requires us to identify each performance obligation at the inception of a customer contract, and recognize revenue based on costs incurred toward the satisfaction of each performance obligation, such as labor hours expended, relative to the total expected costs required to satisfy that performance obligation, and where costs depict our performance in transferring control of goods or services to the customer. Fees are invoiced to customers on a regular basis. Advance billings are recorded when a billing occurs prior to provision of the associated services; such advance billings are recognized as revenue in the period in which the services are provided.
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
Estimated useful lives for our property, plant and equipment and right-of-use assets subject to depreciation are as follows:

Estimated useful lives
Computer hardware and network assets	3 to 7 years
Buildings and leasehold improvements	5 to 20 years
Furniture and equipment	3 to 7 years
Right-of-use lease assets	3 to 20 years
Estimated useful lives for our intangible assets subject to amortization are as follows:

Estimated useful lives
Customer contracts and related customer relationships	4 to 15 years
Software	3 to 7 years
Brand	3 years
Standard operating procedures	5 years
Crowdsource assets	8 years
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

(m)Property, plant and equipment; intangible assets
Property, plant and equipment (excluding right-of-use assets) are recorded at historical cost. Self-constructed property, plant and equipment assets includes materials, direct labor and applicable overhead costs. Right-of-use assets, which are included in property, plant and equipment, are initially measured at cost, which includes the amount of lease liabilities recognized at the inception of the lease, initial direct costs incurred, and lease payments made at or before the lease commencement date less any lease incentives received. Subsequent to the initial recognition, right-of-use assets may be adjusted for any re-measurement of the corresponding lease liabilities.
Intangible assets are recorded at historical cost. For internally-developed internal-use software, the historical cost recorded includes materials, direct labor and direct labor-related costs.
(n)Provisions
Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, and it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are measured at management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period and are discounted to present value where the effect is material. Where discounting is used, the increase in the provision as a result of the passage of time is recognized as Interest expense in our consolidated statements of income and comprehensive income.
(o)Lease liabilities
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
(p)Business combinations
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

2.Accounting policy developments
Initial application of standards, interpretations and amendments to standards and interpretations in the reporting period
In February 2021, the International Accounting Standards Board issued narrow-scope amendments to IAS 1, Presentation of Financial Statements, IFRS Practice Statement 2, Making Materiality Judgements and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. The amendments were effective for annual periods beginning on or after January 1, 2023. The amendments require the disclosure of material accounting policy information rather than disclosing significant accounting policies, and clarify how to distinguish changes in accounting policies from changes in accounting estimates. Our financial disclosure was not materially affected by the application of the amendments.
In May 2021, the International Accounting Standards Board issued targeted amendments to IAS 12, Income Taxes. The amendments were effective for annual periods beginning on or after January 1, 2023. With a view to reducing diversity in reporting, the amendments clarify that companies are required to recognize deferred taxes on transactions where both assets and liabilities are recognized, such as with leases and asset retirement (decommissioning) obligations. Our financial performance or disclosure was not materially affected by the application of the amendments.
In May 2023, the International Accounting Standards Board issued International Tax Reform - Pillar Two Model Rules (Amendments to IAS 12), which amended IAS 12, Income Taxes. The amendments provide, and we use the, temporary relief from accounting for deferred income taxes arising from the Organisation for Economic Co-operation and Development's (OECD) Pillar Two model rules (such rules ensuring that large multinational corporations would be subject to a minimum 15% income tax rate in every jurisdiction in which they operate). As different jurisdictions are expected to implement the OECD rules at different speeds and at different points in time, the amendments are intended to help ensure consistency within, and comparability across, financial statements. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. We have assessed the impacts of the amended standard, and our financial disclosure was not materially affected by the application of the amendments.
3.Capital structure financial policies
Our objective when managing capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk levels.
In the management of capital and in its definition, we include owners’ equity (excluding accumulated other comprehensive income), long-term debt (including long-term credit facilities and any hedging assets or liabilities associated with our long-term debt, net of amounts recognized in accumulated other comprehensive income and excluding lease liabilities) and cash and cash equivalents. We manage capital by monitoring the financial covenants in our credit facility (Note 16—Long-term debt).
We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our business. In order to maintain or adjust our capital structure, we may issue new shares, issue new debt with different terms or characteristics, which may be used to replace existing debt, or pay down our debt balance with cash flows from operations.
On February 3, 2021, we completed our IPO and issued 21 million subordinate voting shares at $25.00 per share. Net cash proceeds were used to repay a portion of outstanding borrowings under our credit agreement.
In connection with our acquisition of WillowTree on January 3, 2023, we amended and expanded our existing credit facility to an aggregate $2.0 billion facility, consisting of an $800 million revolving credit facility and $1.2 billion in term loans payable in five years (see Note 14(c)—Intangible assets and goodwill—Business acquisitions for additional details on the acquisition of WillowTree, and Note 16(b)—Long-term debt—Credit facility for additional details on our credit facility).

4.Revenue
We earn revenue pursuant to contracts with our clients, who operate in various industry verticals. The following presents our earned revenue disaggregation for our five largest industry verticals:

Years Ended December 31 (millions)	2023	2022	2021
Tech and Games	$1,181	$1,148	$999
Communications and Media	645	580	537
eCommerce and FinTech	286	292	259
Healthcare	159	58	47
Banking, Financial Services and Insurance	150	159	97
All others(1)	287	231	255
	$2,708	$2,468	$2,194
______________________________________________
(1)All others includes, among others, travel and hospitality, energy and utilities, retail, and consumer packaged goods industry verticals.
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

Years Ended December 31 (millions)	2023	2022	2021
Europe	$821	$880	$921
North America	793	621	502
Asia-Pacific	631	591	455
Central America and others(1)	463	376	316
	$2,708	$2,468	$2,194
_____________________________________________
(1)Others includes South America and Africa geographic regions.
5.Salaries and benefits

Years Ended December 31 (millions)	Note	2023	2022	2021
Wages and salaries		$1,532	$1,288	$1,133
Benefits		123	96	82
Pensions—defined contribution	19	9	9	7
		$1,664	$1,393	$1,222

6.Share-based compensation
(a)Restricted share unit plan
Restricted share units
We have various restricted share unit award types, including equity-accounted restricted share units (RSUs) and performance restricted share units (PSUs), and liability-accounted restricted share units (Phantom RSUs) and performance restricted share units (Phantom PSUs). All restricted share units are nominally equal in value to one TELUS International subordinate voting share, and liability-accounted restricted share units are settled in cash. All restricted share units granted during the years ended December 31, 2023, 2022 and 2021, were equity-accounted RSUs, whereas all restricted share units granted prior to December 31, 2020, were liability-accounted Phantom RSUs or Phantom PSUs. The following table presents a summary of the activity related to our restricted share units:

	US$ denominated
	Number of units		Weighted average grant-date fair value
	Non-vested	Vested
Outstanding, January 1, 2021	1,383,642	—	$7.94
Granted	1,383,983	—	$27.26
Vested	(805,429)	805,429	$7.29
Exercised	—	(805,429)	$7.29
Forfeited	(111,389)	—	$20.16
Outstanding, December 31, 2021	1,850,807	—	$21.94
Granted	821,223	59,512	$26.41
Vested	(798,373)	798,373	$16.63
Exercised(1)	—	(857,885)	$17.52
Forfeited	(267,836)	—	$19.85
Outstanding, December 31, 2022	1,605,821	—	$27.10
Granted	1,567,809	770,043	$15.34
Vested	(423,501)	423,501	$26.49
Exercised(1)	—	(1,193,544)	$17.01
Forfeited	(134,383)	—	$23.80
Outstanding, December 31, 2023	2,615,746	—	$21.36
______________________________________________
(1)During the year ended December 31, 2023, 1,193,544 RSUs (2022 - 360,044 RSUs) were exercised and settled with subordinate voting shares issued from treasury, and for the year ended December 31, 2022, all remaining 497,841 Phantom RSUs and Phantom PSUs were exercised and cash-settled in for $11 million based on a weighted average share price on the dates of exercises of $22.01.
During the year ended December 31, 2023, RSUs granted were equity-settled awards and generally vest in three annual instalments. PSUs granted vest in three years and are subject to TELUS International revenue and earnings per share performance growth targets. These RSUs and PSUs are eligible for dividend reinvestment units, if declared and paid by TELUS International, as such the fair value was determined to be equal to the market price of a subordinate voting share of TELUS International on the date of grant.
As at December 31, 2023, the outstanding restricted share units were comprised of 1,926,994 RSUs, 688,752 PSUs (2022 - 1,218,796 RSUs, 387,025 PSUs).
Phantom TELUS Corporation restricted share units (Phantom TELUS Corporation RSU)
Each Phantom TELUS Corporation RSU was nominally equal in value to one TELUS Corporation common share and was nominally entitled to the dividends that would arise thereon if it were an issued and outstanding TELUS Corporation common share. The notional dividends were recorded as additional issuances of restricted share units during the vesting period of the restricted share unit. Due to the notional dividend mechanism, the grant-date fair value of restricted share units equaled the fair market value of the corresponding TELUS Corporation common shares at the grant date. The restricted share units generally became payable when vesting was completed and typically vested over a period of 30 months (the requisite service period). These restricted share units generally had a variable payout (0%-150%) depending upon our financial performance and non-market quality-of-service performance conditions. The grant-date fair value of our restricted share units affected by the financial performance and non-market quality-of-service performance conditions equaled the fair market value of the corresponding TELUS Corporation common shares at the grant date. The Phantom TELUS Corporation RSUs are historic grants made to certain employees, and no new awards are expected to be made. There were no awards outstanding and no activity occurred during the year ended December 31, 2023.

	2022			2021
	Phantom TELUS Corporation restricted share units			Phantom TELUS Corporation restricted share units
Years Ended December 31 Canadian $ denominated	Non-vested	Vested	Weighted average grant-date fair value	Non-vested	Vested	Weighted average grant-date fair value
Outstanding, beginning of year	78,011	—	$24.20	156,749	—	$24.17
Granted	—	—	$—	24,757	—	$27.58
Vested	(59,549)	59,549	$24.13	(85,154)	85,154	$23.96
Exercised(1)	—	(59,549)	$24.13	—	(86,745)	$25.22
Dividends	1,568	—	$30.85	5,023	1,591	$27.43
Forfeited	(20,030)	—	$24.92	(23,364)	—	$24.72
Outstanding, end of year	—	—	$—	78,011	—	$24.20
_________________________________________________
(1)In 2022, all remaining Phantom TELUS Corporation RSUs were either forfeited or exercised and cash-settled for CAD$2 million, reflecting the share price on the date of exercise of CAD$28.67.
(b)Share option awards
We have equity-settled share option awards (Share Options), and liability-accounted share option awards (Phantom Share Options). Share Options grant the right to the employee recipient to purchase and receive a subordinate voting share of TELUS International for a pre-determined exercise price. Phantom Share Options grant the right to the employee recipient to receive cash equal to the intrinsic value of the share option award, determined as the difference between the market price of a subordinate voting share of TELUS International and the exercise price. Share option awards are generally exercisable for a period of ten years from the time of grant. Beginning January 1, 2021, share option awards granted were equity-settled.
During the year ended December 31, 2023, Share Options granted generally vested annually over a four-year period, in four equal instalments (graded-vesting method), and expire in ten years. All Share Options are valued using the Black-Scholes valuation model on the date of grant, and are not revalued subsequently unless a modification has occurred.
Phantom Share Options generally vest over 30 months and are liability-accounted, which requires a periodic mark-to-market adjustment to revalue the liability to reflect the fair value of the awards. Fair value of the awards is determined using the Black-Scholes valuation model, adjusted for the number of awards that have vested to date and the expected variable payout (0%-100%) depending upon our financial performance and non-market quality-of-service performance conditions. As at December 31, 2023, there were no Phantom Share Options remaining.
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

The following table presents the activity related to our share option awards.

	US $ denominated			Canadian $ denominated
	Number of share option units			Number of share option units
	Non-vested	Vested	Weighted average exercise price	Non-vested	Vested	Weighted average exercise price
Outstanding, January 1, 2021	654,633	3,267,423	$6.23	—	242,244	$4.75
Granted	579,949	—	$25.00	—	—	—
Vested	(150,397)	150,397	$5.78	—	—	—
Exercised	—	(1,321,238)	$5.74	—	(242,244)	$4.75
Outstanding, December 31, 2021	1,084,185	2,096,582	$9.86	—	—	—
Vested	(293,860)	293,860	$8.46	—	—	—
Exercised(1)	—	(293,860)	$8.46	—	—	—
Forfeited	(209,610)	—	$6.59	—	—	—
Outstanding, December 31, 2022	580,715	2,096,582	$10.27	—	—	—
Vested	(358,413)	358,413	$6.43	—	—	—
Exercised(1)	—	(124,337)	$8.46	—	—	—
Forfeited	(2,202)	(13,975)	$5.77	—	—	—
Outstanding, December 31, 2023(2)	220,100	2,316,683	$10.39	—	—	—
Exercisable, December 31, 2023	—	2,316,683	$9.00	—	—	—
_________________________________________________
(1)During the year ended December 31, 2023, nil Share Options (2022 - 159,354 Share Options) were exercised and settled for shares issued from treasury (2022 - 65,859 shares, net of withholding taxes), and 124,337 Phantom Share Options (2022 - 134,506 Phantom Share Options) were exercised and cash-settled for $2 million (2022 - $2 million), reflecting the intrinsic value at the date of settlement and a weighted average share price on the dates of exercises of $14.81 (2022 - $23.75).
(2)For options outstanding at the end of the year, the exercise prices ranged from $4.87 to $8.95 for 2,096,582 options (2022 - $4.87 to $8.95 for 2,223,121 options) with a weighted-average remaining contractual life of 3.0 years (2022 - 4.2 years), and $25.00 for 440,201 options (2022 - $25.00 for 454,176 options) with a weighted-average remaining expected life of 7.2 years (2022 - 8.2 years).
There were no Share Options granted during the years ended December 31, 2023 and 2022. The weighted average fair value of Share Options granted during the year ended December 31, 2021, and the weighted average assumptions used in the fair value estimation at the time of grant, calculated by using the Black-Scholes model, are as follows:

Year Ended December 31	2021
Share option award fair value (per share option)	$5.34
Risk free interest rate	0.73%
Expected lives (years)	6.5
Expected volatility	19.30%
Dividend yield	—
(c)    Other
During the year ended December 31, 2023, we granted Unit Appreciation Rights (UARs) to certain employees of WillowTree which have a maximum value of $120 million, are subject to continued employment, and the fair value determined based on the achievement of certain performance targets of WillowTree. These UARs may be settled in cash or, at our option, TELUS International subordinate voting shares, vest in three annual tranches exercisable beginning in fiscal 2026, and are equity-

accounted. The settlement of UARs are funded by the provisions for written put options arising from the WillowTree acquisition (see Note 14(c)—Intangible assets and goodwill—Business acquisitions and Note 15—Provisions). As such, total payments made to settle any UARs following the vesting of each tranche will be deducted from the gross payments required to settle these provisions.
During the year ended December 31, 2023, we acquired two businesses and provided performance earn-outs to certain of its employees, subject to continued employment, which have a maximum payout of approximately $12 million payable in fiscal 2025 and may be settled in cash or, at our option, TELUS International subordinate voting shares (see Note 14(c)—Intangible assets and goodwill—Business acquisitions). These earn-outs were included in share-based compensation.
7.Interest expense

Years Ended December 31 (millions)	2023	2022	2021
Interest expense
Interest on long-term debt, excluding lease liabilities	$104	$25	$27
Interest on lease liabilities	24	14	14
Amortization of financing fees and other	3	2	3
Interest accretion on provisions	13	—	—
	$144	$41	$44
8.Income taxes
(a)Expense composition and rate reconciliation

Years Ended December 31 (millions)	2023	2022	2021
Current income tax expense (recovery)
For current reporting year	$67	$96	$82
Adjustments recognized in the current year for income tax of prior years	(5)	1	1
	62	97	83
Deferred income tax expense (recovery)
Arising from the origination and reversal of temporary differences	(55)	(31)	(15)
Adjustments recognized in the current year for income tax of prior years	(2)	1	(4)
	(57)	(30)	(19)
	$5	$67	$64
Our income tax expense and effective income tax rate differs from that calculated by applying the applicable statutory rates for the following reasons:

Years Ended December 31 (millions, except percentages)	2023		2022		2021
Income taxes computed at applicable statutory rates	$5	7.8%	$57	22.7%	$32	22.6%
Non-deductible items	—	—%	9	3.6%	16	11.3%
Withholding and other taxes	18	31.2%	23	9.3%	18	12.7%
Losses not recognized	1	1.7%	7	2.8%	6	4.2%
Foreign tax differential	(12)	(20.3)%	(30)	(12.0)%	(3)	(2.1)%
Adjustments recognized in the current year for income tax of prior years	(7)	(11.9)%	2	0.8%	(3)	(2.1)%
Other	—	—%	(1)	(0.4)%	(2)	(1.5)%
Income tax expense	$5	8.5%	$67	26.8%	$64	45.1%

(b)Temporary differences
We must make significant estimates in respect of the composition of our deferred income taxes. Our operations are complex and the related income tax interpretations, regulations, legislation and jurisprudence are continually changing. As a result, there are usually some income tax matters in question.
Temporary differences comprising the net deferred income tax liability and the amounts of deferred income taxes recognized in the consolidated statement of income and other comprehensive income and the consolidated statement of changes in owners’ equity are estimated as follows:

(millions)	Property, plant and equipment and intangible assets subject to amortization	Net pension and share- based compensation amounts	Debt and equity issue costs	Provisions and other	Non-capital loss carried forward	Leases	Net deferred income tax asset (liability)
As at January 1, 2022	$(316)	$4	$8	$4	$15	$3	$(282)
Deferred income tax (expense) recovery recognized in:
Net income	32	(3)	(2)	9	(5)	(1)	30
Other comprehensive income	8	—	—	(1)	—	—	7
Foreign currency translation	—	—	—	(5)	—	—	(5)
As at December 31, 2022	$(276)	$1	$6	$7	$10	$2	$(250)
Acquired during the year & other	(83)	—	—	2	14	—	(67)
Deferred income tax (expense) recovery recognized in:
Net income	35	2	(2)	4	16	2	57
Other comprehensive income	—	—	—	4	(2)	—	2
Foreign currency translation	(3)	—	—	—	—	—	(3)
As at December 31, 2023	$(327)	$3	$4	$17	$38	$4	$(261)
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
(c)Other
As at December 31, 2023, the Company had cumulative tax losses of $56 million for which no deferred tax assets were recognized (2022 - $53 million). Of this amount, $6 million can be carried forward indefinitely, $38 million has a 20-year carryforward period and $12 million has a 5-year carryforward period. During the year ended December 31, 2023, we recognized the benefit of $1 million (2022 - $2 million) of non-capital losses. As at December 31, 2023, the Company has a deferred tax asset of $15 million which is dependent on future earnings of the Company as management considers it probable that taxable profits would be available against which such losses can be used.

9.Other comprehensive income (loss)

	Items that may subsequently be reclassified to income
(millions)	Change in unrealized fair value of cash flow hedges	Cumulative foreign currency translation adjustment	Accumulated other comprehensive income
Accumulated balance as at January 1, 2021	$(51)	$140	$89
Other comprehensive income (loss)
Amount arising	41	(95)	(54)
Income taxes	(1)	—	(1)
Net	40	(95)	(55)
Accumulated balance as at December 31, 2021	$(11)	$45	$34
Other comprehensive income (loss)
Amount arising	48	(89)	(41)
Income taxes	(5)	—	(5)
Net	43	(89)	(46)
Accumulated balance as at December 31, 2022	$32	$(44)	$(12)
Other comprehensive income (loss)
Amount arising	(29)	26	(3)
Income taxes	2	—	2
Net	$(27)	$26	$(1)
Accumulated balance as at December 31, 2023	$5	$(18)	$(13)
10.Earnings per share
(a)Basic earnings per share
Basic earnings per share is calculated by dividing net income by the total weighted average number of equity shares outstanding during the year.

Years Ended December 31 (millions, except earnings per share)	2023	2022	2021
Net income	$54	$183	$78
Weighted average number of equity shares outstanding	274	266	264
Basic earnings per share	$0.20	$0.69	$0.30
(b)Diluted earnings per share
Diluted earnings per share is calculated to give effect to the potential dilutive effect that could occur if additional equity shares were assumed to be issued under securities or instruments that may entitle their holders to obtain equity shares in the future, which include share-based compensation awards (see Note 6—Share-based compensation for additional details) and the provision for written put options (see Note 14(c)—Intangible assets and goodwill—Business acquisitions and Note 15—Provisions for additional details). The number of additional shares for inclusion in the diluted earnings per share calculation was determined using the treasury stock method and, for the provision for written put options, the if-converted method.

Years Ended December 31 (millions, except earnings per share)	2023	2022	2021
Net income	$54	$183	$78
After-tax impact of provisions for written put options	(3)	—	—
Fully diluted net income	$51	$183	$78
Weighted average number of equity shares outstanding	274	266	264
Dilutive effect of share-based compensation	3	4	3
Dilutive effect of provisions for written put options	9	—	—
Weighted average number of diluted equity shares outstanding	286	270	267
Diluted earnings per share	$0.18	$0.68	$0.29
For the years ended December 31, 2023, 440,201 Share Options were anti-dilutive and excluded from the calculation of diluted earnings per share (2022 and 2021 - nil for both years).
11.Accounts receivable
(a)Accounts receivable

As at (millions)	2023	2022
Accounts receivable – billed	$278	$223
Accounts receivable – unbilled	194	201
Other receivables	28	5
	500	429
Allowance for doubtful accounts	(2)	(1)
Total	$498	$428
The following table presents an analysis of the age of customer accounts receivable. Any late payment charges are levied at a negotiated rate on outstanding non-current customer account balances.

As at (millions)	2023	2022
Customer accounts receivable – billed, net of allowance for doubtful accounts
Less than 30 days past billing date	$174	$154
30-60 days past billing date	78	44
61-90 days past billing date	11	12
More than 90 days past billing date	13	12
	276	222
Accounts receivable – unbilled	194	201
Other receivables	28	5
Total	$498	$428
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

The following table presents a summary of the activity related to our allowance for doubtful accounts:

Years Ended December 31 (millions)	2023	2022
Balance, beginning of year	$1	$2
Additions	1	—
Write-off	—	(1)
Balance, end of year	$2	$1
12.Financial instruments and management of financial risks
(a)Risks—overview
Our financial instruments, and the nature of certain risks to which they may be subject, are as set out in the following table.

Risks
Market risks
Financial instrument	Accounting classification	Credit	Liquidity	Currency	Interest rate
Measured at amortized cost
Accounts receivable	AC(1)	X		X
Due from/to affiliated companies	AC(1)	X		X
Accounts payable and accrued liabilities	AC(1)		X	X
Provisions	AC(1)		X
Long-term debt	AC(1)		X		X
Measured at fair value
Cash and cash equivalents	FVTPL(2)	X		X	X
Foreign exchange and interest rate derivatives(3)	FVTPL/FVOCI(2)	X	X	X	X
_________________________________________________
(1)For accounting recognition and measurement purposes, classified as amortized cost (AC). All such items, excluding our provisions for written put options, use other observable inputs (Level 2) for measuring fair value at the reporting date, while our provisions for written put options use unobservable inputs (Level 3).
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
(b)Credit risk
Excluding credit risk, if any, arising from interest rate and currency swaps settled on a gross basis, the best representation of our maximum exposure (excluding income tax effects) to credit risk, which is a worst-case scenario and does not reflect results we expect, is as set out in the following table:

As at December 31 (millions)	2023	2022
Cash and cash equivalents	$127	$125
Accounts receivable	498	428
Due from affiliated companies	62	81
Derivative assets	16	32
	$703	$666

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
(c)Liquidity risk
We manage liquidity risk by:
•maintaining a syndicated bank credit facility (Note 16(b)—Long-term debt—Credit facility);
•continuously monitoring forecast and actual cash flows; and
•managing maturity profiles of financial assets and financial liabilities.
Our debt maturities in future years are as disclosed in Note 16(d)—Long-term debt—Long-term debt maturities.
We closely match the contractual maturities of our derivative financial liabilities with those of the risk exposures they are being used to manage.
The expected maturities of our undiscounted financial liabilities do not differ significantly from the contractual maturities, other than as noted below. The contractual maturities of our undiscounted financial liabilities as at December 31, 2023, including interest thereon (where applicable), are as set out in the following tables:

	Non-derivative				Derivative
			Composite long-term debt		Currency swap agreement amounts to be exchanged
Year (millions)	Non- interest bearing financial liabilities	Due to affiliated companies (Note 21(a))	Long-term debt, excluding leases(1) (Note 16)	Leases	(Receive)	Pay	Interest rate swap agreement	Total
2024	$292	$178	$169	$86	$(146)	$132	$2	$713
2025	19	—	164	78	(41)	34	—	254
2026	41	—	160	68	(39)	33	(1)	262
2027	131	—	155	52	(38)	32	(1)	331
2028	39	—	1,224	39	(342)	347	—	1,307
Thereafter	—	—	—	80	—	—	—	80
Total	$522	$178	$1,872	$403	$(606)	$578	$—	$2,947
_________________________________________________

(1)Future cash outflows in respect of associated interest and carrying costs for amounts drawn under our credit facilities (if any) have been calculated based upon the rates in effect at December 31, 2023.
(d)Currency risk
Our primary operating currency is the United States dollar. The European euro, Philippine peso and the Canadian dollar are the foreign currencies to which we currently have the largest exposure.
Our foreign exchange risk management includes the use of foreign currency forward contracts to fix the exchange rates on short-term Philippine peso-denominated transactions and commitments, as well as swaps which are used to manage the currency risk associated with European euro denominated inflows being used against United States dollar denominated debt.
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
(f)Market risk
Net income and other comprehensive income for the years ended December 31, 2023, 2022 and 2021, could have varied if the United States dollar: Canadian dollar exchange rate, United States dollar: Philippine peso exchange rate, United States dollar: European euro exchange rate, market interest rates, and the TELUS Corporation and TELUS International (Cda) Inc. common share prices varied by reasonably possible amounts from their actual statement of financial position date amounts.
The following sensitivity analysis of our exposure to foreign currency and interest rate risks at the reporting date has been determined based upon (i) a hypothetical change in foreign exchange rates taking place at the relevant statement of financial position date for the Canadian dollar, European euro and Philippine peso denominated balances and (ii) the hypothetical change in interest rates taking place at the beginning of the relevant fiscal year and being held constant through to the statement of financial position date, and the corresponding impact on that reporting period.

	Net income			Other comprehensive income			Comprehensive income
Years Ended December 31 (increase (decrease) in millions)	2023	2022	2021	2023	2022	2021	2023	2022	2021
Reasonably possible changes in market risks(1)
10% change in US$: CDN$ exchange rate
US$ appreciates	$10	$8	$14	$—	$—	$—	$10	$8	$14
US$ depreciates	$(12)	$(8)	$(14)	$—	$—	$—	$(12)	$(8)	$(14)
10% change in US$: Euro exchange rate
US$ appreciates	$7	$14	$11	$(41)	$(44)	$(36)	$(34)	$(30)	$(25)
US$ depreciates	$(7)	$(14)	$(11)	$41	$44	$36	$34	$30	$25
10% change in US$: Peso exchange rate
US$ appreciates	$(3)	$(2)	$(1)	$—	$—	$—	$(3)	$(2)	$(1)
US$ depreciates	$3	$2	$1	$—	$—	$—	$3	$2	$1
25 basis point change in market interest rate
Rate increases	$(3)	$(1)	$(2)	$—	$—	$—	$(3)	$(1)	$(2)
Rate decreases	$3	$1	$2	$—	$—	$—	$3	$1	$2
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
(g)    Fair values
General
The carrying values of cash and cash equivalents, due from/to affiliated companies, accounts receivable, accounts payable and accrued liabilities and certain provisions approximate their fair values due to the immediate or short-term maturity of these financial instruments. Our long-term debt, measured at amortized cost, approximates fair value as they bear interest at applicable market rates.
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

		2023				2022
As at December 31 (millions)	Designation	Maximum maturity date	Notional amount	Fair value and carrying value	Price or rate	Maximum maturity date	Notional amount	Fair value and carrying value	Price or rate
Current assets(1)
Derivatives used to manage
Currency risks arising from Euro business acquisition	HFH[3]	2024	$22	$12	USD:1.00 EUR:0.92	2023	$21	$19	USD:1.00 EUR:0.86
Currency risks arising from Philippine peso denominated purchases	HFT[2]	2024	$81	$2	USD:1.00PHP:56.32	2023	$53	$—	USD:1.00PHP:56.90
Interest rate risk associated with non-fixed rate credit facility amounts drawn	HFH[3]	2024	$9	$2	3.52%	—	$—	$—	—
Non-current assets(1)
Derivatives used to manage
Currency risks arising from Euro business acquisition	HFH[3]	—	$—	$—	—	2025	$341	$13	USD:1.00 EUR:0.86
Current liabilities(1)
Derivatives used to manage
Currency risks arising from Philippine peso denominated purchases	HFT[2]	2024	$17	$—	USD:1.00PHP:54.94	2023	$50	$1	USD:1.00PHP:53.55
Non-current liabilities(1)
Derivatives used to manage
Currency risks arising from Euro business acquisition	HFH[3]	2028	$409	$10	USD:1.00 EUR0.92	—	$—	$—	—
Interest rate risk associated with non-fixed rate credit facility amounts drawn	HFH[3]	2028	$155	$2	3.52%	—	$—	$—	—
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

	Amount of gain (loss) recognized in other comprehensive income (effective portion)			Gain (loss) reclassified from other comprehensive income to income (effective portion)
	Amount				Amount
Years Ended December 31 (millions)	2023	2022	2021	Location	2023	2022	2021
Derivatives used to manage interest rate risk
Associated with non-fixed rate credit facility amounts drawn	$2	$1	$—	Interest expense	$2	$(1)	$(3)
	$2	$1	$—		$2	$(1)	$(3)
Derivatives used to manage currency risks
Arising from net investment in foreign operation	$(29)	$37	$38	Foreign exchange	$—	$(9)	$—
	$(27)	$38	$38		$2	$(10)	$(3)
13.Property, plant and equipment

		Owned Assets					Right-of- use lease assets
(millions)		Network assets	Buildings and leasehold improvements	Computer equipment, furniture, and other	Assets under construction	Total	Buildings	Total
At cost
As at January 1, 2022		$48	$119	$231	$26	$424	$317	$741
Additions		1	8	22	61	92	87	179
Additions from acquisition		—	2	1	—	3	2	5
Dispositions, retirements and other		(1)	(8)	(15)	—	(24)	(11)	(35)
Transfers		3	22	27	(52)	—	—	—
Foreign exchange		(2)	(5)	(9)	(2)	(18)	(10)	(28)
As at December 31, 2022		$49	$138	$257	$33	$477	$385	$862
Additions		3	3	19	54	79	92	171
Additions from acquisition	14(c)	—	10	5	—	15	19	34
Dispositions, retirements and other		—	(1)	(9)	—	(10)	(13)	(23)
Transfers		7	8	35	(50)	—	—	—
Foreign exchange		—	1	1	—	2	4	6
As at December 31, 2023		$59	$159	$308	$37	$563	$487	$1,050
Accumulated depreciation
As at January 1, 2022		$26	$45	$138	$—	$209	$127	336
Depreciation		7	17	43	—	67	57	124
Dispositions, retirements and other		(1)	(8)	(15)	—	(24)	(11)	(35)
Foreign exchange		(1)	(1)	(6)	—	(8)	(4)	(12)
As at December 31, 2022		$31	$53	$160	$—	$244	$169	$413
Depreciation		8	22	46	—	76	65	141
Dispositions, retirements and other		—	(1)	(9)	—	(10)	(13)	(23)
Foreign exchange		—	1	—	—	1	1	2
As at December 31, 2023		$39	$75	$197	$—	$311	$222	$533
Net Book Value
As at December 31, 2022		$18	$85	$97	$33	$233	$216	$449
As at December 31, 2023		$20	$84	$111	$37	$252	$265	$517

14.Intangible assets and goodwill
(a)Intangible assets and goodwill

		Intangible assets subject to amortization
(millions)	Note	Customer relationships	Crowdsource assets	Software	Brand and other	Total intangible assets	Goodwill	Total intangible assets and goodwill
At cost
As at January 1, 2022		$1,182	$120	$57	$37	$1,396	$1,380	$2,776
Additions		—	—	12	—	12	—	12
Additions from acquisition		—	—	—	—	—	9	9
Dispositions and other		—	—	(11)	—	(11)	—	(11)
Foreign exchange		(31)	—	(1)	(2)	(34)	(39)	(73)
As at December 31, 2022		$1,151	$120	$57	$35	$1,363	$1,350	$2,713
Additions		—	—	14	—	14	—	14
Additions from acquisition	14(c)	602	—	—	92	694	599	1,293
Dispositions and other		—	—	(9)	(25)	(34)	—	(34)
Foreign exchange		16	—	1	2	19	14	33
As at December 31, 2023		$1,769	$120	$63	$104	$2,056	$1,963	$4,019
Accumulated amortization
As at January 1, 2022		$173	$15	$31	$19	$238	$—	$238
Amortization		96	15	13	10	134	—	134
Dispositions and other		—	—	(11)	—	(11)	—	(11)
Foreign exchange		(5)	—	—	(1)	(6)	—	(6)
As at December 31, 2022		$264	$30	$33	$28	$355	$—	$355
Amortization		138	15	9	21	183	—	183
Dispositions and other		—	—	(9)	(25)	(34)	—	(34)
Foreign exchange		5	—	—	1	6	—	6
As at December 31, 2023		$407	$45	$33	$25	$510	$—	$510
Net book value
As at December 31, 2022		$887	$90	$24	$7	$1,008	$1,350	$2,358
As at December 31, 2023		$1,362	$75	$30	$79	$1,546	$1,963	$3,509
(b)Impairment testing of goodwill
Goodwill is tested for impairment annually or more frequently if events or circumstances indicate that the asset may be impaired. We perform our goodwill impairment test annually as at October 1, in accordance with our policy in Note 1(g)—Summary of material accounting policies—Depreciation, amortization and impairment. Goodwill impairment is tested at the lowest cash-generating unit (CGU) that goodwill is monitored. On this basis, we have determined that each geographic area in which we operate is insufficiently distinct and is not considered to be an individual cash generating unit, and our combined operations are considered to represent a single CGU.
In assessing goodwill for impairment, we compare the carrying value of our CGU to its recoverable amount, determined using a value-in-use method. There is a material degree of uncertainty with respect to the estimate of the recoverable amount, given the necessity of making key economic assumptions about the future. As such, we validate our recoverable amount calculations using market-comparable measures and perform an analytical review of industry facts and facts that are specific to us. For the years ended December 31, 2023, 2022 and 2021, no goodwill impairment was recorded.
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
The key assumptions for cash flow projections were based upon our approved financial forecasts, which span a period of five years and were discounted at a post-tax notional rate of 9.8% (2022 - 9.5%; 2021 - 9.0%). These cash flow projections incorporate established corporate targets with respect to operational net carbon neutrality, renewable energy, energy efficiency and waste reduction. For impairment testing valuations, cash flows subsequent to the five-year projection period were extrapolated using a perpetual growth rate of 3.0% (2022 - 3.0%; 2021 - 3.0%); these growth rates do not exceed the long-term average growth rates observed in the markets in which we operate.
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
(c)    Business acquisitions
WillowTree
On January 3, 2023, we acquired 86% of the equity interest of WillowTree, a full-service digital product provider focused on end user experiences, such as native mobile applications and unified web interfaces. Certain WillowTree management team members retained approximately 14% of the total equity interest in WillowTree, and were granted written put options related to this retained equity interest that are exercisable in tranches over a three-year period beginning in 2026. These written put options are subject to certain performance-based criteria tied to the WillowTree business, including compounded annual revenue growth rate and cumulative gross margin targets, and may be settled in cash or, at our option, a combination of cash and up to 70% in TELUS International subordinate voting shares. Concurrent with this acquisition, WillowTree management team members provided us with purchase call options, which substantially mirror the written put options. As a result of these purchase call options and written put options, we determined that the non-controlling interest held by the WillowTree management team members would be recognized as a financial liability in the form of provisions for the written put options. The provisions for the written put options were measured at the date of acquisition based on the present value of the estimated future redemption amounts.
The total purchase consideration for WillowTree was $1,175 million, net of assumed debt of WillowTree, comprising of $856 million in cash, $125 million of our subordinate voting shares, and $194 million in provisions for the written put options. Transaction costs for the acquisition were expensed as incurred.
The acquisition of WillowTree qualified as a business combination and was accounted for using the acquisition method of accounting. Accordingly, the results of WillowTree have been included in our consolidated financial statements from the date of acquisition on January 3, 2023.
The acquisition brings key talent and diversity to our portfolio of next generation solutions, and further augments our digital consulting and client-centric software development capabilities. The primary factor that gives rise to the recognition of goodwill on this acquisition was the earnings capacity of the acquired business in excess of the net tangible and intangible assets acquired (such excess arising from the low level of tangible assets relative to the earnings capacity of the business). The portion of the amount assigned to goodwill that is deductible for income tax purposes was $97 million.
As at December 31, 2023, we have finalized the acquisition purchase price allocation.
During the year ended December 31, 2023, WillowTree generated revenue of $186 million and net loss of $93 million, which included amortization of intangible assets and interest expense on incremental borrowings on our credit facility, both arising from this transaction. As the acquisition closed on January 3, 2023, had the acquisition closed on January 1, 2023, our consolidated revenue and net income would have been the same.
Other acquisitions
During the year ended December 31, 2023, we completed the acquisition of two businesses which expanded our customer experience operations into Morocco and South Africa, for total purchase consideration of $2 million (comprised of $1 million cash and $1 million in provisions), in exchange for net identifiable assets of $2 million. No goodwill was recognized on these transactions.

As part of these acquisitions, we provided performance earn-outs to certain employees, subject to continued employment, with a maximum payout of approximately $12 million and payable in fiscal 2025, which may be settled in cash or, at our option, TELUS International subordinate voting shares (see Note 6(c)—Share-based compensation—Other).
During the year ended December 31, 2023, other acquisitions generated revenue of $4 million and net income was $nil. Had the acquisitions closed on January 1, 2023, during the year ended December 31, 2023, revenue would have increased by $1 million and net income would have been the same.
Acquisition-date fair values
Acquisition-date fair values assigned to the assets acquired and liabilities assumed are set out in the following table:

(millions)	WillowTree	Other	Total
Assets
Current assets
Cash	$5	$—	$5
Accounts receivable	62	1	63
Prepaid and other assets	3	—	3
	70	1	71
Non-current assets
Property, plant and equipment
Owned assets	15	—	15
Right-of-use lease assets	19	—	19
Intangible assets subject to amortization(1)	692	2	694
	726	2	728
Total identifiable assets acquired	796	3	799

Liabilities
Current liabilities
Accounts payable and accrued liabilities	43	—	43
Income and other taxes payable	1	—	1
Current maturities of long-term debt	91	1	92
	135	1	136
Non-current liabilities
Long-term debt	16	—	16
Deferred income taxes	69	—	69
	85	—	85
Total liabilities assumed	220	1	221

Net identifiable assets acquired	576	2	578
Goodwill	599	—	599
Net assets acquired	$1,175	$2	$1,177

Acquisition effected by way of:			—
Cash	$856	$1	$857
Provisions(2)	194	1	195
Subordinate voting shares(3)	125	—	125
	$1,175	$2	$1,177
______________________________________________

(1)Customer relationships are generally expected to be amortized over a period of 15 years; brand and other intangible assets recognized are expected to be amortized over a period of three to 10 years.
(2)Provisions recognized in the WillowTree acquisition were in connection with the written put options granted to certain members of the WillowTree management team.
(3)The fair value of TELUS International subordinate voting shares was measured based upon market prices observed at the date of acquisition of control.
15.Provisions

(millions)	Employee related(1)	Written put options(2)	Other(3)	Total
As at January 1, 2022	$—	$—	$5	$5
Reversals	—	—	(2)	(2)
As at December 31, 2022	$—	$—	$3	$3
Current	—	—	1	1
Non-current	—	—	2	2
As at December 31, 2022	$—	$—	$3	$3
As at January 1, 2023	$—	$—	$3	$3
Additions	14	194	2	210
Use	(11)	—	—	(11)
Reversals	(2)	—	(1)	(3)
Revaluations	—	(20)	—	(20)
Interest effect and other	—	14	—	14
As at December 31, 2023	$1	$188	$4	$193
Current	1	—	1	2
Non-current	—	188	3	191
As at December 31, 2023	$1	$188	$4	$193
______________________________________________
(1)Related to personnel-related reorganization charges.
(2)In connection with our acquisition of WillowTree, a provision for written put options to acquire the non-controlling interest in the WillowTree business retained by certain members of WillowTree management was established, measured at the present value of the estimated redemption amount (see Note 14(c)—Intangible assets and goodwill—Business acquisitions). During the year ended December 31, 2023, we revised our estimates of certain performance-based criteria tied to the WillowTree business, which resulted in a reduction of the written put option provision by $20 million, included in Changes in business combination-related provisions in our consolidated statements of income and comprehensive income.
(3)Other provisions generally relate to legal and other activities that arise during the normal course of operations.

16.Long-term debt
(a)Details of long-term debt

As at December 31 (millions)	Note	2023	2022
Credit facility	(b)	$1,463	$742
Deferred debt transaction costs		(11)	(14)
		1,452	728
Lease liabilities	(c)	298	236
Long-term debt		$1,750	$964
Current		122	83
Non-current		1,628	881
Long-term debt		$1,750	$964
(b)Credit facility

	2023			2022
As at December 31 (millions)	Revolving component	Term loan component(1)	Total	Revolving component	Term loan component(1)	Total
Available	$492	N/A	$492	$658	$600	$1,258
Outstanding
Due to TELUS Corporation	$22	$83	$105	$10	$43	$53
Due to Other	286	1,072	1,358	132	557	689
	$308	$1,155	$1,463	$142	$600	$742
Total	$800	$1,155	$1,955	$800	$1,200	$2,000
_________________________________________________
(1)In the first quarter of 2023, we entered into a receive-floating interest rate, pay-fixed interest rate exchange agreement that effectively converts a portion of our interest obligations on the debt to a fixed rate of 3.52% (2022 - N/A) plus applicable margins.
In connection with our acquisition of WillowTree on January 3, 2023, (see Note 14(c)—Intangible assets and goodwill—Business acquisitions), we amended and expanded our existing credit facility to an aggregate $2.0 billion credit facility, consisting of an $800 million revolving credit facility and an amortizing $1.2 billion term loan. The amended credit facility is secured by our assets with a syndicate of financial institutions, which includes TELUS Corporation as a lender, maturing on January 3, 2028. Upon closing this acquisition, we borrowed an aggregate of $963 million on the amended credit facility (comprised of $363 million from the revolving credit facility and $600 million from the term loan), to partially fund the WillowTree acquisition, repay a portion of long-term debt assumed in the transaction, and settle certain transaction costs incurred by WillowTree. As at December 31, 2023, the revolving and term loan components had an effective interest rate of 7.46% (December 31, 2022 - 6.67%).
The amended credit facility bears interest at prime rate, U.S. dollar base rate, a bankers’ acceptance rate or Term Secured Overnight Financing Rate (SOFR) (all such terms as used or defined in the amended credit facility) plus applicable margins. The amended credit facility contains customary representations, warranties and covenants, including two financial quarter-end ratio tests. Net Debt to Adjusted EBITDA ratio, both measures as defined in our credit agreement, must not exceed 4.25:1.00 for each quarter in fiscal 2023, 3.75:1.00 for each quarter in fiscal 2024 and 3.25:1.00 subsequently. The Adjusted EBITDA to Debt Service (interest and scheduled principal repayment) ratio must not be less than 1.50:1.00, all as defined in the credit facility. If an acquisition with an aggregate cash consideration in excess of $250 million occurs in any twelve-month period, the maximum permitted Net Debt to Adjusted EBITDA ratio per credit agreement may be increased by 0.50:1.00 and shall return to the then applicable Net Debt to Adjusted EBITDA ratio after eight fiscal quarters.

The term loan of the amended credit facility is subject to an amortization schedule requiring that 1.25% of the original principal advanced be repaid each quarter beginning on June 30, 2023, with the balance due at maturity of the amended credit facility on January 3, 2028.
As at December 31, 2023 and 2022, we were in compliance with all financial covenants, financial ratios and all of the terms and conditions of our amended credit facility and long-term debt agreement.
(c)Lease liabilities
Leases are subject to amortization schedules, which results in the principal being repaid over various periods, including reasonably expected renewals. The weighted average interest rate on lease liabilities was approximately 9.87% as at December 31, 2023.
(d)Long-term debt maturities
Anticipated requirements to meet long-term debt repayments, calculated upon such long-term debts owing as at
December 31, 2023, are as follows:

Composite long-term debt denominated in	U.S dollars			European euros	Other currencies
Years ending December 31 (millions)	Long-term debt, excluding leases	Leases	Total	Leases	Leases	Total
2024	$60	$18	$78	$16	$24	$118
2025	60	19	79	15	22	116
2026	60	19	79	10	20	109
2027	60	16	76	5	18	99
2028	1,223	10	1,233	4	15	1,252
Thereafter	—	24	24	27	16	67
Future cash outflows in respect of composite long-term debt principal repayments	1,463	106	1,569	77	115	1,761
Future cash outflows in respect of associated interest and like carrying costs(1)	409	54	463	16	35	514
Undiscounted contractual maturities	$1,872	$160	$2,032	$93	$150	$2,275
_________________________________________________
(1)Future cash outflows in respect of associated interest and carrying costs for amounts drawn under our amended credit facility (if any) have been calculated based upon the rates in effect at December 31, 2023.
17.Share capital
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
In connection with our IPO, we issued 21 million subordinate voting shares at $25.00 per share, for gross proceeds of $525 million and net proceeds of $500 million (net of share issuance costs of $34 million, which included underwriting fees and offering expenses, offset by deferred taxes of $9 million).
TELUS Corporation and BPEA also sold 22 million subordinated voting shares in the IPO at the same price, which were issued following the conversion by them of an aggregate 22 million multiple voting shares.
In the third quarter of 2021, we completed a secondary offering of 17 million subordinate voting shares at $34.00 per share on behalf of certain non-controlling shareholders of TELUS International, including BPEA. In connection with this secondary offering, 14 million multiple voting shares of BPEA were converted to subordinate voting shares and sold. Neither TELUS International nor TELUS Corporation sold any subordinate voting shares in this secondary offering and did not receive any proceeds from the sale of the subordinate voting shares by the selling shareholders.
On January 3, 2023, we issued 6 million of subordinate voting shares in connection with our acquisition of WillowTree (see Note 14(c)—Intangible assets and goodwill—Business acquisitions).
On December 20, 2023, BPEA converted 33 million multiple voting shares to an equal number of subordinate voting shares. After the conversion, BPEA held multiple voting shares and subordinate voting shares representing approximately 10.5% of combined voting power.
Our authorized and issued share capital as at December 31, 2023, was as follows:

	Authorized			Issued
As at December 31 (millions)	2023	2022	2021	2023	2022	2021
Preferred Shares	unlimited	unlimited	unlimited	—	—	—
Equity Shares
Class A	n/a	n/a	unlimited	n/a	n/a	n/a
Class B, redesignated as Multiple Voting Shares	unlimited	unlimited	unlimited	167	200	200
Class C	n/a	n/a	unlimited	n/a	n/a	n/a
Class D	n/a	n/a	unlimited	n/a	n/a	n/a
Class E, redesignated as Subordinate Voting Shares	unlimited	unlimited	unlimited	107	67	66
As at December 31, 2023, there were 17 million authorized but unissued subordinate voting shares reserved for issuance under our share-based compensation plans, and 5 million authorized but unissued subordinate voting shares reserved for issuance under our employee share purchase plan.
18.Contingent liabilities
(a)Indemnification obligations
In the normal course of operations, we provide indemnification in conjunction with certain transactions. The terms of these indemnification obligations range in duration. These indemnifications would require us to compensate the indemnified parties for costs incurred as a result of failure to comply with contractual obligations or litigation claims or statutory sanctions or damages that may be suffered by an indemnified party. In some cases, there is no maximum limit on these indemnification obligations. The overall maximum amount of an indemnification obligation will depend on future events and conditions and therefore cannot be reasonably estimated. Where appropriate, an indemnification obligation is recorded as a liability. Other than obligations recorded as liabilities at the time of such transactions, historically we have not made significant payments under these indemnifications. As at December 31, 2023 and 2022, we had no liability recorded in respect of indemnification obligations.

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
19.Employee future benefits
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
Defined benefit pension plans
We have a small number of Canadian employees who participate in a TELUS Corporation defined benefit plan, and the associated cost related to TELUS International employees is charged to us by TELUS Corporation. For the years ended December 31, 2023, 2022 and 2021, we recognized defined benefit pension expense of $2 million, $2 million and $1 million included in Salaries & benefits in the consolidated statements of income and comprehensive income.
In addition, we have non-contributory supplementary retirement benefit plans, which have the effect of maintaining the earned pension benefit once the allowable maximums in the registered plans are attained. As is common with non-registered plans of this nature, these plans are typically funded only as benefits are paid. For the years ended December 31, 2023, 2022 and 2021, we recognized defined benefit pension expense included in Salaries & benefits of $2 million, $nil and $1 million, respectively. As at December 31, 2023, 2022 and 2021, our recognized pension obligation was $14 million, $9 million and $11 million, respectively, included in Other long-term liabilities in the consolidated statement of financial position.
20.Leases
Our leases are comprised primarily of real estate leases for office purposes. Estimates of the expected lease terms include our expectations or intentions to exercise option renewal periods, which affect the measurement of right-of-use lease assets and their associated lease liabilities.
Maturity analyses of lease liabilities are set out in Note 12(c)—Financial instruments and management of financial risks—Liquidity risk and Note 16(d)—Long-term debt—Long-term debt maturities; interest expense on our lease liabilities is set out in Note 7—Interest expense. The additions to, the depreciation charges for, and the carrying amount of, right-of-use lease assets are set out in Note 13—Property, plant and equipment. The payments are set out in Note 22(d)—Additional financial information—Changes in liabilities arising from financing activities.

21.Related party transactions
(a)Transactions with TELUS Corporation
General
TELUS Corporation produces consolidated financial statements available for public use and is the ultimate parent and controlling party of TELUS International.
Recurring transactions
TELUS Corporation and its subsidiaries receive customer care, integrated business process outsourcing, information technology outsourcing, and digital product development services from us, and provide services (including people, network, finance, communications, and regulatory) to us. We also participate in defined benefit pension plans that share risks between TELUS Corporation and its subsidiaries.

	2023			2022			2021
As at, or Year Ended December 31 (millions)	TELUS Corporation (parent)	Subsidiaries of TELUS Corporation	Total	TELUS Corporation (parent)	Subsidiaries of TELUS Corporation	Total	TELUS Corporation (parent)	Subsidiaries of TELUS Corporation	Total
Transactions with TELUS Corporation and subsidiaries
Revenues from services provided to	$—	$559	$559	$—	$428	$428	$—	$353	$353
Goods and services purchased from	—	(28)	(28)	—	(33)	(33)	—	(30)	(30)
	—	531	531	—	395	395	—	323	323
Receipts from related parties	—	(600)	(600)	—	(417)	(417)	—	(339)	(339)
Payments to related parties	—	28	28	1	32	33	20	—	20
Payments (made) collected by related parties on our behalf and other adjustments(1)	(62)	15	(47)	(50)	25	(25)	(91)	53	(38)
Foreign exchange	2	—	2	2	—	2	—	(2)	(2)
Change in balance	(60)	(26)	(86)	(47)	35	(12)	(71)	35	(36)
Accounts with TELUS Corporation and subsidiaries
Balance, beginning of year	(91)	61	(30)	(44)	26	(18)	27	(9)	18
Balance, end of year	$(151)	$35	$(116)	$(91)	$61	$(30)	$(44)	$26	$(18)
Accounts with TELUS Corporation and subsidiaries
Due from	$20	$42	$62	$8	$73	$81	$—	$53	$53
Due to	$(171)	$(7)	$(178)	$(99)	$(12)	$(111)	$(44)	$(27)	$(71)
	$(151)	$35	$(116)	$(91)	$61	$(30)	$(44)	$26	$(18)
______________________________________________
(1)Certain key management personnel at TELUS International participate in the Pension Plan for Management and Professional Employees of TELUS Corporation, a defined benefit pension plan. During the year ended December 31, 2023, TELUS Corporation incurred CAD$2 million (December 31, 2022 and 2021 - CAD$2 million and $nil, respectively) for these individuals, which are excluded from the table above.
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
Other transactions
Immediately prior to the Company’s IPO on February 3, 2021, all Class A, Class C, and Class D common shares held by TELUS Corporation were exchanged for Class B common shares, and these Class B common shares were then redesignated as multiple voting shares. Subsequent to such redesignations, we effected a 4.5-for-1 split of each of our outstanding multiple voting shares. On a post-split basis, TELUS Corporation held 153 million multiple voting shares of TELUS International. On February 3, 2021, and in connection with the Company’s IPO, TELUS Corporation converted 7 million of our multiple voting shares to subordinate voting shares that were sold to new investors in the initial public offering.
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
(b)Transactions with BPEA EQT
Shareholders’ Agreement
On March 9, 2023, we, TELUS and BPEA amended our shareholders’ agreement to eliminate initial post-IPO transition requirements, remove BPEA’s rights regarding the nomination of directors and appointment of observers to our Board and confirm TELUS Corporation’s and the Company’s rights to nominate individuals to serve on our Board. The parties further amended the shareholders’ agreement on December 16, 2023, to revise the terms of the TELUS right of first offer, pursuant to which BPEA agreed not to, under certain circumstances, sell or transfer their shares in TELUS International without first providing TELUS with a right to purchase such shares. In connection with the conversion by BPEA, on December 21, 2023, we amended the registration rights agreement with, among others, BPEA, to, among other things, remove certain piggyback rights previously provided to BPEA.
Recurring transactions
During the years ended December 31, 2023 and 2022, there were no recurring transactions with BPEA.
Other transactions
Immediately prior to the Company’s IPO on February 3, 2021, all Class B common shares held by BPEA were redesignated as multiple voting shares. Subsequent to such redesignations, we effected a 4.5-for-1 split of each of our outstanding multiple voting shares. On a post-split basis, BPEA held 82 million multiple voting shares of TELUS International. In connection with the Company’s IPO, BPEA converted 15 million of our multiple voting shares to subordinate voting shares that were sold to new investors in the initial public offering. On September 28, 2021, BPEA converted 14 million of our multiple voting shares to subordinate voting shares that were sold to new investors in a secondary public offering.
On December 20, 2023, BPEA converted approximately 33 million multiple voting shares to an equal number of subordinate voting shares. At the time of conversion, there were no amounts receivable from or payable to BPEA. After the conversion, BPEA held multiple voting shares and subordinate voting shares representing approximately 10.5% of combined voting power, and thus was no longer considered a related party with significant influence over TELUS International.
(c)Transactions with key management personnel
Our key management personnel have the authority and responsibility for overseeing, planning, directing and controlling our activities and consist of our Board and members of our executive leadership team. Total compensation expense and its composition for the key management personnel is as follows:

Years Ended December 31 (millions)	2023	2022	2021
Short-term benefits	$5	$7	$5
Post-employment pension(1) and other benefits	$2	$1	$1
Share-based compensation(2)	$11	$11	$43
_________________________________________________
(1)Certain members of our executive leadership team participate in our Pension Plan for Management and Professional Employees of TELUS Corporation and certain other non-registered, non-contributory supplementary defined benefit pension plans.
(2)In 2023, we awarded 458,854 RSUs and 322,984 PSUs to our key management personnel, with a grant-date fair value of $9 million and $7 million, respectively.
In 2022, we awarded 301,190 RSUs and 229,627 PSUs to our key management personnel, with a grant-date fair value of $8 million and $6 million, respectively.
In 2021, we awarded 863,755 RSUs, 192,064 PSUs, 579,949 Share Options, and 24,757 Phantom TELUS Corporation RSUs to our key management personnel, with a grant-date fair value of $22 million, $6 million, $3 million and $1 million, respectively.
Employment agreements with members of the key management personnel typically provide for severance payments if an executive’s employment is terminated without cause: generally, 12 to 18 months of base salary and performance bonus, benefits and accrual of pension service in lieu of notice. In the event of a change in control, executive leadership team members are not entitled to treatment any different than that given to our other employees with respect to non-vested share-based compensation.
22.Additional financial information
(a)Statements of income and other comprehensive income
For the years ended December 31, 2023, 2022 and 2021, three clients each accounted for more than 10% of our revenues. TELUS Corporation, our controlling shareholder and largest client for the year ended December 31, 2023, accounted for approximately 20.6%, 17.3% and 16.1% of our revenue for the years ended December 31, 2023, 2022 and 2021, respectively. Our second largest client for the year ended December 31, 2023, Google, accounted for approximately 13.1%, 11.9% and 11.0% of our revenue for the years ended December 31, 2023, 2022 and 2021, respectively. Our third largest client for the year ended December 31, 2023, a leading social media company, accounted for 11.2%, 15.8% and 17.7% of our revenue for the years ended December 31, 2023, 2022 and 2021, respectively.
(b)Statements of financial position

As at December 31 (millions)	2023	2022
Other long-term assets
Prepaid lease deposits and other	$21	$20
Other	4	7
	$25	$27
Accounts payable and accrued liabilities
Trade accounts payable	$37	$39
Accrued liabilities	103	110
Payroll and other employee-related liabilities	135	129
Advance billings	4	5
Other	11	6
	$290	$289

(c)Statements of cash flows—operating activities and investing activities

Years Ended December 31 (millions)	2023	2022	2021
Net change in non-cash operating working capital
Accounts receivable	$3	$(26)	$(124)
Due to and from affiliated companies, net	86	17	36
Prepaid expenses	—	6	(13)
Other long-term assets	2	6	1
Accounts payable and accrued liabilities	(45)	(27)	56
Income and other taxes receivable and payable, net	(2)	(1)	(10)
Advance billings and customer deposits	—	—	—
Provisions	2	—	—
Other long-term liabilities	(3)	(1)	(15)
	$43	$(26)	$(69)
Cash payments for capital assets
Capital asset additions
Capital expenditures
Property, plant and equipment, excluding right-of-use assets	$(79)	$(92)	$(93)
Intangible assets	(14)	(12)	(8)
	(93)	(104)	(101)
Change in associated non-cash investing working capital	4	(1)	2
	$(89)	$(105)	$(99)
(d) Changes in liabilities arising from financing activities

		Statements of cash flows		Non-cash changes
Year Ended December 31, 2023 (millions)	Beginning of year	Issued or received	Redemptions, repayments or payments	Foreign exchange movement	Other	End of year
Long-term debt
Credit facility	$742	$1,161	$(440)	$—	$—	$1,463
Debt assumed from acquisitions	—	—	(89)	—	89	—
Lease liabilities	236	—	(84)	9	137	298
Deferred debt transaction costs	(14)	—	—	—	3	(11)
	$964	$1,161	$(613)	$9	$229	$1,750

		Statements of cash flows		Non-cash changes
Year Ended December 31, 2022 (millions)	Beginning of year	Issued or received	Redemptions, repayments or payments	Foreign exchange movement	Other	End of year
Long-term debt
Credit facility	$941	$411	$(610)	$—	$—	$742
Lease liabilities	215	—	(72)	(7)	100	236
Deferred debt transaction costs	(8)	—	(8)	—	2	(14)
	$1,148	$411	$(690)	$(7)	$102	$964

		Statements of cash flows		Non-cash changes
Year Ended December 31, 2021 (millions)	Beginning of year	Issued or received	Redemptions, repayments or payments	Foreign exchange movement	Other	End of year
Long-term debt
Credit facility	$1,568	$71	$(698)	$—	$—	$941
Lease liabilities	209	—	(67)	(3)	76	215
Deferred debt transaction costs	(11)	—	—	—	3	(8)
	$1,766	$71	$(765)	$(3)	$79	$1,148

23.Segment reporting
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

Years Ended December 31 (millions)	2023	2022	2021
United States	$520	$401	$311
Philippines	466	448	344
Canada	268	217	188
Guatemala	261	224	185
Germany	221	275	312
El Salvador	169	140	121
Spain	149	127	130
Bulgaria	127	129	124
India	120	99	72
Other	407	408	407
	$2,708	$2,468	$2,194
We do not have significant amounts of net long-lived assets located outside of Canada. As at December 31, 2023, on a historical cost basis, we had net long-lived assets of approximately $3,528 million (December 31, 2022 – $2,373 million) located within Canada, and approximately $499 million (December 31, 2022 – $434 million) outside of Canada.