Form 20-F
period 2024-12-31
TELUS International (Cda) Inc.
filed 2025-02-13
CIK 1825155

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2024
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report:
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
Floor 5, 510 West Georgia Street
Vancouver, BC V6B 0M3
(Address of principal executive offices)
Michel Belec
Chief Legal Officer & Corporate Secretary
TELUS International (Cda) Inc.
Floor 5, 510 West Georgia Street
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
At February 13, 2025, 111,267,697 subordinate voting shares were issued and outstanding.
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
Unless otherwise indicated or where the context requires otherwise, all references in this annual report on Form 20-F (Annual Report) to the “Company”, “TELUS Digital”, “we”, “us”, “our” or similar terms refer to TELUS International (Cda) Inc. and its subsidiaries. All references in this Annual Report to “TELUS” refer to TELUS Corporation and its subsidiaries other than TELUS Digital. All references in this Annual Report to “BPEA” refer to BPEA EQT, formed as a result of the combination of Baring Private Equity Asia and EQT Asia in 2022. All references to “AI Data Solutions” refer to our data collection, data annotation and search relevance business of Lionbridge Technologies, Inc, which we acquired on December 31, 2020, and Playment, an India-based leader in computer vision platform and services, which we acquired on July 2, 2021. All references to “WillowTree” refer to WT Blocker Corp and its subsidiaries, which we acquired on January 3, 2023.
We use various trademarks, trade names and service marks in our business, including TELUS, which is used under license from TELUS. For convenience, we may not include the ® or ™ symbols, but such omission is not meant to indicate that we would not protect our intellectual property rights to the fullest extent allowed by law. Any other trademarks, trade names or service marks referred to in this Annual Report are the property of their respective owners.
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
•our ability to maintain the competitiveness of our service offerings and meet changing customer needs, including by continuing to invest in, develop and deploy new technologies and digital transformation capabilities;
•our ability to maintain our corporate culture and attract and retain talent;
•our ability to integrate, and realize the benefits of, acquisitions that align with our strategy and enhance our core capabilities and solutions;
•the relative growth rate and size of our target industry verticals;
•our projected operating and capital expenditure requirements;
•our ability to manage costs and adjust our cost structure as needed; and
•the impact of global conditions on our and our clients’ businesses, including macroeconomic uncertainty, inflation, interest rates fluctuations and geopolitical conditions.
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
PRESENTATION OF FINANCIAL AND OTHER INFORMATION
The annual consolidated financial statements of TELUS Digital included in this Annual Report are presented in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (IFRS® Accounting Standards), and consist of the consolidated statements of financial position as at December 31, 2024 and 2023, and the consolidated statements of income (loss) and comprehensive income (loss), changes in owners’ equity, and cash flows, for each of the years in the three-year period ended December 31, 2024.
In this Annual Report, unless otherwise specified, all monetary amounts are in U.S. dollars, all references to “US$”, “$”, “USD” and “dollars” mean U.S. dollars and all references to “C$”, “CDN$” and “CAD$”, mean Canadian dollars, and all references to “euro” and “€” mean the currency of the European Union.
ENFORCEMENT OF CIVIL LIABILITIES
We are incorporated under the laws of the Province of British Columbia, Canada, with our principal place of business in Vancouver, Canada. Some of our directors and officers, and the experts named in this Annual Report, are residents of Canada, the United States or elsewhere, and all or a substantial portion of their assets, and all or a substantial portion of the Company’s assets, are located outside of the United States. As a result, it may be difficult for shareholders who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for shareholders who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. There can be no assurance that U.S. investors will be able to enforce against us, members of the TELUS Digital board of directors (Board), officers or certain experts named herein who are residents of Canada or other countries outside the United States, any judgments in civil and commercial matters, including judgments under the federal securities laws.

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
•A limited number of clients account for a significant portion of our revenue and loss of or reduction in business from, or consolidation of, these or any other major clients could have a material adverse effect on our business, financial condition, financial performance and prospects.
•Our ability to grow and maintain our profitability could be materially affected if changes in technology, including without limitation generative artificial intelligence (GenAI), and client expectations outpace our service offerings and the development of our internal tools and processes or if we are not able to meet the expectations of our clients.
•Our growth prospects are dependent upon attracting and retaining enough qualified team members to support our operations, and competition for talent is intense.
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
•Our policies, procedures and programs to safeguard the health, safety and security of our team members, particularly our content moderation team members, may not be adequate.

•Our business would be adversely affected if individuals providing data annotation services through AI Data Solutions were classified as employees (not as independent contractors).
•The dual-class structure contained in our articles has the effect of concentrating voting control and the ability to influence corporate matters with TELUS.
•TELUS will, for the foreseeable future, control the TELUS Digital Board.
•The market price of our subordinate voting shares may be affected by low trading volume and the market pricing for our subordinate voting shares may decline as a result of future sales, or the perception of the likelihood of future sales, by us or our shareholders in the public market.

BUSINESS & OPERATIONAL RISKS

We face intense competition from companies that offer services similar to ours. If we are unable to differentiate ourselves in order to compete effectively, our business, financial performance, financial condition and cash flows could be materially adversely impacted.

The market for the services we offer is very competitive. We expect competition to intensify and increase from a number of our existing competitors, including professional services companies that offer AI-enabled solutions, consulting services, information technology companies with digital capabilities, trust, safety, and security providers enhancing their offerings to meet evolving market demands and traditional contact center and business process outsourcing (BPO) companies that are expanding their capabilities to support continued growth. In addition, the continued expansion of the services we offer and the markets we operate in will result in new and different competitors, many of which may have significantly greater local market recognition than we do, as well as increased competition with existing competitors who are also expanding their services to cover digital and AI capabilities.

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

Certain global conditions which are outside our control, such as economic and geopolitical conditions, acts of violence or war, natural disasters or extreme weather events and global pandemics or epidemics and related response measures, could have an adverse effect on our clients’ businesses. These conditions have created, and may continue to create, volatility, uncertainty and economic disruption. These impacts may be particularly impactful for us given that we have operations in many countries and we service clients across multiple geographic regions.

The global economy is in a period of uncertainty with respect to inflation, higher interest rates and slower economic growth. Some regions may experience a recessionary period and we cannot predict how long such conditions may last or what their ultimate impact may be on our business. Global economic conditions are impacting our business and may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our clients, increase the cost of borrowing and cause credit to become more limited, limit our ability to access financing or increase our cost of financing to meet liquidity needs or fund acquisitions, and affect the ability of our clients to use credit to purchase our services or to make timely payments to us, all of which could have a material adverse effect on our business, financial condition, financial performance and cash flows. Changes in the general level of economic activity, such as decreases in business and consumer spending, have resulted and could increasingly in the future result in pricing pressure on our services and a decrease or delay in demand for the products and services that our clients provide to their customers, and in turn, our clients’ demand for our own services. In addition, because the majority of our costs are fixed in the short-term, we have and may in the future experience a delay in our ability to adjust our cost structure in response to lower client demand. Global macroeconomic pressures have resulted and could continue to result in certain of our clients cutting their costs, which could result in reductions and delays in demand for our services, as well as delays in converting opportunities into spend commitments, all of which could reduce our revenues and profitability. We cannot predict the ultimate duration or scale of the current or any future demand reductions, delays and reduced growth from new clients, or the ultimate impact of these factors on our business. Continuing reduction or delay in demand from existing or potential clients could continue to reduce our revenue and profitability and factor into our decisions on workforce management.

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

In particular, in February 2022, Russia, aided by Belarus, commenced military operations in Ukraine, which are still continuing. A conflict in the Middle East, which began in October 2023, is also continuing. In response to the conflict in Ukraine, a number of countries, including the United States, Canada and other Western countries, have imposed significant sanctions against Russia and Belarus, and a number of individuals and enterprises in both countries. The conflict in Ukraine has caused migration and other demographic effects. Similar negative impacts for both our and our clients’ businesses could arise as a result of the armed conflict in the Middle East. Prolonged conflicts and the resultant negative impacts have, and may in the future, result in increased political uncertainties and volatility in the global economy, which has, and may in the future, affect businesses around the world, including our clients and us as a result. The scope, intensity, duration and outcome of the conflicts are uncertain. If the conflicts and the sanctions intensify, this may adversely impact our clients and their demand for our services, which may have a material adverse impact on our results of operations. Additionally, although we do not operate in Russia and Belarus, we have operations and team members in neighboring countries and any escalation of these conflicts could adversely impact our operations and team members in these countries, which could materially impact our ability to deliver services to our clients, and may have a material effect on our results of operations.

There is also no certainty that these current conflicts will not draw military or other intervention from additional countries, which could lead to much larger conflicts and/or additional sanctions, which could further negatively impact the global economy. In addition, we cannot predict the impact that an escalation of these conflicts may have on our clients and their financial conditions. Any material adverse effect on our clients, including due to these conflicts, could adversely impact us. Further, the risk of cybersecurity incidents has increased in connection with these ongoing conflicts. It is possible that these attacks could have collateral effects on critical communications infrastructure and financial institutions globally, which could adversely affect our operations and could increase the frequency and severity of cyber-based attacks against our information technology systems. The proliferation of malware from these conflicts into systems unrelated to the conflict, or cyberattacks against companies based in countries that have instituted sanctions, such as the United States, could also adversely affect our results of operations. To the extent these conflicts adversely affect our business, it may also have the effect of heightening many other risks disclosed in this Annual Report.

Additionally, our operations may be disrupted by pandemics and related response measures, such as the imposition of quarantine or other response measures. Our ability to continue operations effectively during an epidemic or pandemic, or other outbreak of disease, is dependent on a number of factors, such as the continued availability of high-quality internet bandwidth, an uninterrupted supply of electricity, the sustainability of social infrastructure to enable our team members who are working remotely to continue delivering services, and on otherwise adequate conditions for remote-working, many of which may be outside of our control. In addition, the effects of a pandemic have previously caused and may in the future cause our clients, particularly those in impacted industries, to defer decision making, delay planned work, reduce volumes or seek to terminate current agreements with us, which could adversely affect our business and financial condition. To the extent an epidemic, pandemic, or other outbreak of disease adversely affects our business, financial condition, financial performance and cash flows, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

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

Certain of our existing and potential clients may know us primarily for our customer experience services. Our ability to realize our digital-first strategy and increase revenue across our core verticals depends on our ability to solution, sell and deliver our digital services. If we are not successful in establishing our digital brand and marketing our expanded service offerings to clients, our ability to shift our existing clients into higher growth digital services and attract new clients to these service offerings may be limited, which may adversely affect our growth prospects and anticipated business volumes and financial performance.

If we fail to maintain a consistently high level of service experience or to meet the service quality levels set out in some of our contracts, our ability to attract new and retain existing clients and team members could be adversely affected and our business could be adversely impacted or we could be subject to liability or penalties.

Our clients’ loyalty, likelihood to expand the services that they use with us and likelihood to recommend us is dependent upon our ability to provide a service experience that meets or exceeds our clients’ expectations and that is differentiated from our competitors and our ability to implement effective practices, processes and technologies in support of that service level. Our ability to attract and retain clients, and team members is highly dependent on our clients’ satisfaction ratings and the satisfaction ratings that our clients receive from their customers based on our services, all of which affects our reputation. If we are unable to maintain a consistently high level of service, our clients could change service providers, our revenues and profitability could be negatively impacted, and our reputation could suffer.

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

TELUS Digital’s reputation with team members, customers, investors and stakeholders is rooted in our commitment to a caring culture, which, among other things, prioritizes our ESG initiatives related to environmental sustainability, good governance, giving back to our communities and diversity, equity and inclusion. If we fail to live up to our commitments or successfully communicate our achievements in this regard or if we fail to do so on a timely basis, including if we fail to live up to the expectations of our clients, many of whom expect their service providers to embody the ESG priorities they do, it could negatively impact our client acquisition and retention and our ability to attract and retain team members and, as a result, could result in adverse financial and operating results. These activities are central to our caring culture and are a differentiating factor for clients in selecting a service provider. As a result, we continue to invest in our ESG activities, including those managing energy and greenhouse gas reduction and water consumption efficiency. We also continue to invest in the communities where we live in order to improve the well-being of the communities where we live and work. The required levels of such investments may increase in the future as such activities become increasingly important to our clients and team members, which would increase our costs and may adversely affect our financial performance and cash flows.

We are vulnerable to climate change, natural disasters, technical disruptions, pandemics, accidents and other events impacting our facilities that could severely disrupt the normal operation of our business and adversely affect our business, financial performance, financial condition and cash flows.

Our delivery locations and our data and voice communications, including in Africa, Central America, China, Europe, India, North America and the Philippines, in particular, may be damaged or disrupted as a result of natural disasters or extreme weather events, including those resulting from or exacerbated by climate change, such as earthquakes, floods, volcano eruptions, heavy rains, winter storms, extreme heat waves, large scale fires, tsunamis and cyclones; epidemics or pandemics, or other outbreaks of disease; technical disruptions and infrastructure breakdowns including damage to, or interruption of, electrical grids, transportation systems, communication systems or telecommunication cables; issues with information technology systems and networks, including computer glitches, software vulnerabilities and electronic viruses or other malicious code; accidents and other events such as fires, floods, failures of fire suppression and detection, heating, ventilation or air conditioning systems or other events, such as protests, riots, labor unrest, security threats and terrorist attacks. Any of these events may lead to the disruption of information systems and telecommunication services for sustained periods and may create delays and inefficiencies in providing services to clients and potentially result in closure of our sites. They may also make it difficult or impossible for team members to provide our services.

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

Our ability to continue to expand the nature, scope and complexity of our engagements depends on our ability to attract new or existing clients to an expanded collection of service offerings. For complex projects, we are more likely to compete with large, well-established international firms, many of which have greater resources and market reputation than we do. To compete for these projects, we will likely incur increased sales and marketing costs and will need to maintain close relationships with our clients and have a thorough understanding of their operations. Our success will depend upon a number of factors, including our ability to establish such relationships, form and retain a team with the necessary skills and meet our client needs at the necessary scale in the required timeframes. For example, if a new program requires us to hire a large number of team members or contractors with specific skills in a specific geography, we could face challenges in implementing the program on a client’s desired timetable or at all. Our failure to deliver services that meet the requirements specified by our clients could result in termination of client contracts, which could result in us being liable to our clients for significant penalties or damages and negatively impact our reputation. More complex projects may involve multiple engagements or stages, and there is a risk that a client may choose not to retain us for later stages or may cancel or delay additional planned engagements, which may be the more profitable portions of the overall planned engagement. Such cancellations or delays make it difficult to plan for project resource requirements and inaccuracies in such resource planning and allocation may have a material adverse impact on our financial performance, financial condition and cash flows.

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

Some countries and special interest groups in the United States, Europe and other regions where we have clients have expressed a perspective that associates offshore outsourcing with the loss of jobs in a domestic economy. This has resulted in increased political and media attention to offshore outsourcing, especially in the United States. Recent political developments, particularly those in the United States, may result in changes to existing laws that would restrict or require disclosure of offshore outsourcing by our clients or impose new standards that have the effect of restricting the use of certain visas in the foreign outsourcing context. Some legislative proposals, if enacted as proposed, would increase the administrative and operational complexities of establishing or maintaining delivery locations in the locations where that legislation is introduced and could reduce client demand for our services. Such proposals include ones that require our delivery locations disclose their geographic locations, require notice to individuals whose personal information is disclosed to non-U.S. affiliates or subcontractors, require disclosures of companies’ foreign outsourcing practices, or restrict U.S. private sector companies that have federal government contracts, federal grants or guaranteed loan programs from outsourcing their services to offshore service providers. In addition, changes in laws and regulations concerning the transfer of personal information to other jurisdictions could limit our ability to engage in work that requires us to transfer data in one jurisdiction to another. Potential changes in tariffs or tax laws may also increase the overall costs and economics of offshore outsourcing. Such changes could have an adverse impact on the economics of outsourcing for private companies in the United States, which could, in turn, have an adverse impact on our business with U.S. clients.

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

Additionally, we may face negative public reaction to increased automation of or reduction in employment positions through the use of AI or other technologies by us or our clients, which could reduce the demand for many of our service offerings, particularly those involving AI. Increased negative public perception by public and private companies and related legislative efforts in economies around the world could have adverse impact on the demand for our services.

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

Although the design of the methods employed to select content for review is not within the scope of the services we provide and each of our clients sets the parameters of the types of content that we are required to moderate, the failure to moderate (or not moderate) content that users, affected community members and government officials believe should be moderated (or not moderated) could adversely impact our reputation for content moderation service delivery and in the community generally, and our ability to attract and retain clients and team members. A failure to properly moderate content on our clients’ platforms could also expose us to liability to our clients or users of our clients’ platform. Additionally, a failure to moderate content in the manner expected by government officials in the markets where we operate, such as the requirement in some jurisdictions for us to accurately identify and eliminate certain content from our client networks, could subject us to legal and regulatory risks. While we do not establish content moderation guidelines and instead rely on our customers' policies, we remain exposed to the risk of liability through our involvement in disputes or, in some cases, the need to indemnify customers for non-compliance. Clients may decide or be required to change the design of the methods employed to select content for review or determine or be required not to conduct content review or moderation at all or in certain jurisdiction, which may impact our financial performance. Furthermore, clients may require us to assume liability for failure to comply with certain contractual requirements imposed by the client, which may increase our costs and materially impact our business, financial results and our results of operations.

Our inability to manage growth effectively could have an adverse effect on our business and financial results.

We may experience growth and we expect to continue to expand our services, operations and number of team members. We expect to continue with our geographic expansion and develop and improve our internal systems in the locations where we operate in order to address the growth of our business, which we may not be able to do effectively or on a timely basis in order to meet the ongoing needs of our clients and to meet our current growth trajectory. Our inability to execute our growth strategy, to maintain the continued adequacy of our current systems or to manage our expansion, workforce capital and other resources effectively could have a material adverse effect on our business, financial performance, financial condition and cash flows.

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
•integrations of our operations ;
•completion of post-acquisition activities, such as alignment of employee cultures, corporate and accounting policies, controls and procedures, employee transfers and moves, information systems integration, optimization of service offerings and the establishment of control over new operations;
•information systems and other platform integration, including, where applicable, effective disclosure controls and procedures and internal control over financial reporting for the combined company, enabling us to continue to comply with IFRS Accounting Standards and applicable U.S. and Canadian securities laws and regulations;
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

We are a global business with a substantial majority of our physical assets and operations located outside Canada and the United States. In addition, an important component of our growth strategy is our continuing international expansion, including in Europe, Asia-Pacific, Central America and others, including Africa. We continuously evaluate additional locations outside of our current operating geographies in which to invest in delivery locations, in order to maintain an appropriate cost structure for our client programs.

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

International trade and political disputes can also adversely affect the operations of multinational corporations like ours by limiting or disrupting trade and business activity between countries or regions. For example, we may be required to limit or halt operations, terminate client relationships or forego profitable client opportunities in countries which may, in the future, be subject to sanctions or other restrictions on business activity by corporations such as ours, by U.S., European or Canadian legislation, executive order or otherwise. Some of our clients have been targeted by and may, in the future, be subject to such sanctions or other restrictions. Additionally, failure to resolve the trade dispute between the countries may also lead to unexpected operating difficulties in certain countries, including enhanced regulatory scrutiny, increased tariffs, greater difficulty transferring funds or negative currency impacts.

All the foregoing could have a material adverse effect on our business, financial performance, financial condition and prospects.

If we are not able to manage our resource utilization levels or price our services appropriately, our business, reputation, financial performance, financial condition and cash flows may be adversely affected.

Our profitability is largely a function of the efficiency with which we use our resources, particularly our team members and our delivery locations, and the pricing that we are able to obtain for our services. Our resource utilization levels are affected by a number of factors, including our ability to deploy automation and technology solutions and our ability to attract, train, and retain team members, transition team members from completed projects to new assignments, forecast demand for our services (including potential client reductions in required resources or terminations) and maintain an appropriate number of team members in each of our delivery locations, as well as our need to dedicate resources to team member training and development. The costs associated with our team members and our delivery locations are also impacted by our ability to quickly implement cost saving initiatives in response to declines in client demand, which may require longer notice periods and other processes that will delay the implementation of these initiatives due to employment regulations in the various jurisdictions in which we operate and/or other factors. The prices we are able to charge for our services are affected by a number of factors, including price competition, our ability to accurately estimate revenues from client engagements, our ability to estimate resources and other costs for long-term pricing, margins and cash flows for long-term contracts, our clients’ perceptions of our ability to add value through our services, introduction of new services or products by us or our competitors, and general economic and political conditions. Therefore, if we are unable to appropriately price our services or manage our resource utilization levels, there could be a material adverse effect on our business, reputation, financial performance, financial condition and cash flows.

TALENT-RELATED RISKS

Our growth prospects are dependent upon attracting and retaining enough qualified team members to support our operations, as competition for talent is intense, and failure to do so may result in an adverse impact on our business and financial results.

Our business is highly competitive and success is dependent on our ability to access, attract and retain skilled labor in diverse markets around the world. Our growth prospects, success and ability to meet our clients’ expectations and our growth objectives depend on our ability to recruit, train and retain team members with the right technical skills and/or language capabilities at competitive cost levels. In many of the geographies we operate there may be a limited pool of potential professionals with the skills we seek and we may not be able to train resources on a timely basis or at all. For example, the success of AI Data Solutions depends significantly on its ability to attract and retain a large number of individuals to serve as contributors, annotators, expert raters, and/or prompt engineers in various geographic markets and on our ability to upskill resources as required. If individuals choose not to offer their services through AI Data Solutions, or elect to offer them through a competitor’s solution, we may lack a sufficient supply of qualified individuals to service the entirety of our clients’ demand with sufficient speed, scale and quality or at all. The increased competition for these professionals increases our costs to recruit, train and retain team members, in particular, key sales and account management talent, without which it may reduce our ability to gain new business and maintain existing client relationships.

Additionally, our failure to provide training and innovative benefits to our team members could decrease our competitiveness as an employer and adversely impact our ability to attract and retain a skilled workforce. We have had to offer, and believe we will need to continue to offer, differentiated compensation packages, specific to the geography and skill sets of the required team members. We have also had to incur costs to provide specialized services and amenities to our team members that impact the profitability of our business. We may need to make significant investments to attract, train and retain team members and we may not realize sufficient returns on these investments. An increase in the attrition rate among our team members, particularly among our higher-skilled workforce, would increase our recruiting and training costs and decrease our operating efficiency, productivity and profit margins. From time to time, and over the course of 2024 in some regions, we have also experienced higher levels of voluntary attrition, and, in those periods, we have been required to expend time and resources to recruit and retain talent, restructure parts of our organization, and train and integrate new team members. Without the right support, we may see a decline in our ability to meet our clients’ demands, which may negatively impact our reputation and the demand for our services and we may not be able to innovate or execute quickly on our strategy, and our ability to achieve our strategic objectives will be adversely impacted and our business will be harmed. In addition, if AI Data Solutions’ top clients reduce the volume of services they receive from us or otherwise limit, modify or terminate their relationships with us, we may lack sufficient opportunities for our independent contractors to provide annotation services, which may reduce the perceived utility of our solution.

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

Our business depends on maintaining large numbers of team members to service our clients’ business needs and on being able to quickly respond to new client programs or new programs for existing clients. We try, where possible, to maintain employment relationships during periods of temporary customer demand declines. Rehiring and retraining team members at a later date could force us to incur additional expenses and we may not be able to do so in a timely manner or even find the required skill set. Termination of our team members could have a negative impact on our hiring and recruitment efforts and the morale of the remaining team members and could involve the incurrence of significant additional costs in the form of severance payments, all of which would have an adverse impact on our operating profit margins. Legal requirements related to the termination of team members in the countries and cities where we operate may limit our ability to adjust our labor costs on a timely basis for unexpected changes in client demand, which could have a material adverse effect on our business, financial condition and financial performance. See also “— Our growth prospects are dependent upon attracting and retaining enough qualified team members to support our operations, as competition for highly skilled personnel is intense, and failure to do so may result in an adverse impact on our business and financial results”.

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

Of particular consideration are some of our content moderation team members given the challenging nature of their work, which may result in adverse physiological, psychological or emotional consequences. The wellness and resiliency programs that we provide to support our content moderators may be ineffective in mitigating the effects on them of the content to which they are exposed, which could lead to higher expenses to support our team members, higher levels of voluntary attrition and increased difficulty retaining and attracting team members. If we are not able to effectively attract and retain content moderation team members, we may experience a decline in our ability to meet our clients’ expectations, which may adversely impact our reputation, our revenue and the demand for our services.

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

Our senior management team is critical to our continued success and the loss of members of that team, our inability to onboard new team members effectively or the inability of new members to transition into their roles could have a material adverse effect on our business, financial performance, financial condition and cash flows.

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

Our chief executive officer recently retired and, as a result, an acting chief executive officer was appointed. In addition, a new chief financial officer was recently appointed. It will take time for our acting chief executive officer and our new chief financial officer to onboard into their roles. If our onboarding efforts are not successful or if they are not able to successfully transition into their roles, our operations and strategic initiatives may be impacted, which could have a material adverse effect on our business and financial performance.

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

In addition, some of our team members may form or join unions, become part of workers’ councils or may become subject to collective bargaining agreements. In certain countries, we are subject to laws that could require us to establish a co-determined supervisory board, which could subject us to significant additional administrative requirements. As a result, we may be required to raise wage levels or grant other benefits that could result in an increase in our compensation expenses or lack of flexibility, or take on increased costs to address administrative requirements, in which case our financial performance and cash flows may be materially and adversely affected.

Furthermore, strikes by, or labor disputes with, our team members at our delivery locations and independent contractors that we retain may adversely affect our ability to conduct business. Work interruptions or stoppages could have a material adverse effect on our business, financial performance, financial condition and cash flows.

Our business would be adversely affected if the individuals providing data annotation services through our AI data solutions business were classified as employees and not as independent contractors.

We generally believe that the individuals who provide their data annotation services through our AI’s data solution business are independent contractors. However, the classification of certain individuals who provide their services through third-party platforms as independent contractors, like AI Data Solutions’ independent contractors, is currently being challenged in courts, by legislators and by government agencies in the United States, the European Union and other countries. We may be involved in litigation related to this classification. We may not be successful in defending the independent contractor classification in the jurisdictions where we operate or where such classification is challenged. The costs associated with defending, settling, or resolving any future lawsuits (including demands for arbitration) relating to the independent contractor classification could be material to our business.

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

FINANCIAL RISKS

A limited number of clients account for a significant portion of our revenue and loss of or reduction in business from, or consolidation of, these or any other major clients could have a material adverse effect on our business, financial condition, financial performance and prospects.
We have derived and believe that, in the near term, we will continue to derive, a significant portion of our revenue from a limited number of large clients. During the year ended December 31, 2024, two clients each accounted for more than 10% of our revenues, while during the years ended December 31, 2023 and 2022, three clients each accounted for more than 10% of our revenues. TELUS, our controlling shareholder and largest client, accounted for approximately 24.7%, 20.6% and 15.8% of our revenue for the years ended December 31, 2024, 2023 and 2022, respectively. Our second largest client for the years ended December 31, 2024 and 2023, and third largest client for the year ended December 31, 2022, Google, accounted for approximately 14.3%, 13.1% and 10.9% of our revenue for the years ended December 31, 2024, 2023 and 2022, respectively. Our third largest client for the year ended December 31, 2023 and second largest client for the year ended December 31, 2022, a leading social media company, accounted for approximately 11.2% and 14.4% of our revenue for the years ended December 31, 2023 and 2022, respectively.

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

We have in the past at times been, and may in the future be, unable to accurately forecast our pricing models or optimize the mix of products and services we provide to meet changing client demands, or if we are unable to adapt to the changing pricing and procurement demands of our clients, our business, financial performance, financial condition and cash flows may be adversely affected.

Our CX and trust, safety and security services and AI data solutions contracts generally use a pricing model that provides for per-productive-hour or per-transaction billing models and compensation for materials and licensing costs. In some of our customer contracts, we commit to long-term pricing structures under which we bear the risk of cost overruns, completion delays, resource requirements, wage inflation and adverse movements in exchange rates in connection with these contracts. Industry pricing models are evolving, and companies are increasingly requesting transaction- or outcome-based pricing or other alternative pricing models, which require us to accurately forecast the cost of performance of the contract against the compensation we expect to receive. Also, we are seeing the commoditization of our services in the market place, where our competitors are offering services similar to ours at a lower cost. While we believe our services to be of higher quality, this commoditization has created competitive, pricing and other pressures, such that our pricing models may not be representative of new contracts, adversely affecting the accuracy of our forecasting. Further, our forecasts are based on a number of assumptions relating to existing and potential contracts with existing and potential clients, including assumptions related to the team members, other resources and time required to perform the services and our clients’ ultimate use of the contracted service. If we make inaccurate assumptions in pricing our contracts, our profitability may be negatively affected. In addition, if the number of our clients that request alternative pricing models continues to increase in line with industry trends, we may be unable to maintain our historical levels of profitability under these evolving alternative pricing models and our financial performance may be adversely affected, or we may not be able to offer pricing that is attractive relative to our competitors. Some of our clients’ may continue to evolve their procurement methodology by increasing the use of alternative methods, such as reverse auctions. These methods may impact our ability to gain new business and maintain profit margins, and may require us to adapt our sales techniques, which we may be unsuccessful in doing in a timely manner or at all.

In addition, the revenue and income generated from the services we provide to our clients may decline or vary as the type and volume of services we provide under our contracts change over time, including as a result of a shift in the mix of products and services provided. For example, our lower-complexity interactions generate services with lower margins compared to our more complex, sensitive and localized content moderation and digital services, and a shift in the mix of these two types of services by a client could cause a meaningful change in our revenue from that client and the profitability of the services we provide. Furthermore, our clients, some of which have experienced significant and adverse changes in their business, substantial price competition and pressures on their profitability, have in the past and may in the future demand price reductions, decrease the volume of work or complexity of the services we are providing to them, automate some or all of their processes or change their customer experience strategy by moving more work in-house or to other providers, any of which could reduce our profitability. In addition, our clients may decide to change their customer experience strategy, such as with respect to content review and moderation, and may determine not to conduct certain services at all or in certain jurisdiction, which may impact our financial performance. Any inability to accurately forecast the pricing that we use for our contracts, the necessary implementation and operational requirements and costs to meet our clients’ expectations, or any significant reduction in or the elimination of the use of the services we provide to any of our clients or any requirement to lower our prices that, in each case, we fail to anticipate or fail to anticipate on a timely basis, would harm our business, financial performance, financial condition and cash flows.

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

In connection with our acquisitions, we have recorded, and in connection with our acquisition strategy, we anticipate continuing to record, a significant amount of goodwill. Our carrying value of goodwill is periodically tested for impairment on an annual basis, or more frequently if events or circumstances indicate that the asset may be impaired. We assess our goodwill by comparing the recoverable amounts of our cash-generating unit to its carrying value. To the extent that the carrying value exceeds its recoverable amount, the excess amount would be recorded as a reduction in the carrying value of goodwill and any remainder would be recorded as a reduction in the carrying value of other assets on a prorated basis. In the event that the carrying amount of goodwill is impaired, any such impairment would be charged to earnings in the period of impairment. Since this involves the use of estimates and our judgment, we cannot assure that any potential future impairment of goodwill will not have a material adverse effect on our financial performance.

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

Our credit agreement contains various restrictive covenants. Our ability to comply with the restrictive covenants in our credit agreement, including the total Net Debt to Adjusted EBITDA ratio covenant, as defined in our credit agreement, will depend upon our future performance and various other factors, including but not limited to our financial performance, macroeconomic conditions and competitive factors, many of which are beyond our control. The credit agreement also contains covenants related to our relationship with TELUS, which are not in our control. We may not be able to maintain compliance with all of these covenants. In that event, we may not be able to access the borrowing availability under our credit agreement and we may need to seek an amendment to our credit agreement or refinance our indebtedness. There can be no assurance that we can obtain future amendments of or waivers under our existing and any future credit agreements and instruments, or refinance borrowings under our credit agreement, and, even if we were able to obtain an amendment or waiver in the future, such relief may only last for a limited period. Any noncompliance by us with the covenants under our credit agreement could result in an event of default thereunder, which may allow our lenders to accelerate payment of the related debt and/or to realize on security held by them under the credit agreement. It may also result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In the event our creditors accelerate the repayment of our indebtedness, we cannot be certain that we would have sufficient assets to make such repayment.

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

Our primary operating currency is the U.S. dollar, but we also generate revenue and incur expenses in other currencies, including the Canadian dollar, Guatemalan quetzal, Indian rupee, European euro and the Philippine peso. As we expand our operations to new countries, our exposure to currency fluctuations will increase. Fluctuations in currency exchange rates between the U.S. dollar and other currencies we transact in may adversely impact our financial results and cash flows.

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

TELUS Digital operates in multiple jurisdictions with different tax policies and tax rates, which increases our exposures to multiple forms of taxation. Our tax expense and cash tax liability in the future could be adversely affected by various factors, including, but not limited to, changes in tax laws (including tax rates), regulations, accounting principles or interpretations, the potential adverse outcome of tax examinations, our assessment of the availability of certain tax incentives and exemptions and international tax complexity and compliance. Changes in the valuation of deferred tax assets and liabilities, which may result from a decline in our profitability or changes in tax rates or legislation, could have a material adverse effect on our tax expense.

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

The jurisdictions where we operate, as well as our contracts, require us to comply with or facilitate our clients’ compliance with numerous, complex, often evolving and sometimes conflicting legal regimes, both domestically and internationally. These laws and regulations relate to a number of aspects of our business, including ESG-related regulations, anti-corruption, internal and disclosure control obligations, data privacy and protection, cybersecurity incident and disclosure requirements, wage-and-hour standards, employment and labor relations, trade protections and restrictions, import and export control, tariffs, taxation, sanctions, data and transaction processing security, payment card industry data security standards, regulation of content moderation and AI-related regulations, records management, user-generated content hosted on websites we operate, privacy practices, data residency, sustainability including climate-related activities, corporate governance, anti-trust and competition, team member and third-party complaints, telemarketing regulations, telephone consumer regulations, government affairs and other regulatory requirements affecting trade and investment. Failure to perform our services in a manner that complies with any such requirements could result in violations of applicable law and in breaches of our contracts with our clients. The application of these laws and regulations to our clients is often unclear, evolving and may at times conflict. The global nature of our operations increases the difficulty of compliance. For example, in many foreign countries, particularly in those with developing economies, it is common to engage in business practices that are prohibited by regulations applicable to us or our clients, including Canada’s Corruption of Foreign Public Officials Act, the United States Foreign Corrupt Practices Act and the UK Bribery Act. We cannot provide assurance that our clients will not take actions in violation of our internal policies or Canadian or United States laws. Further, new regulations for climate-change disclosure and other sustainability have been implemented in Europe and efforts are being considered in many jurisdictions around the world and may be applied differently in different regions. An increasing number of countries is also considering adopting content moderation and AI-related regulations, including in particular in the European Union and in Canada. Compliance with these laws and regulations may involve significant costs, consume significant time and resources or require changes in our business practices that result in reduced revenue and profitability. We may also face burdensome and expensive governmental investigations or enforcement actions regarding our compliance, including being subject to significant fines. Non-compliance could also result in fines, damages, criminal sanctions against us, our officers or our team members, prohibitions on the conduct of our business, and damage to our reputation, restrictions on our ability to process information, allegations by our clients that we have not fulfilled our contractual obligations or other unforeseen consequences. In addition, we are required under various laws to obtain and maintain accreditations, permits and/or licenses for the conduct of our business in all jurisdictions in which we have operations and, in some cases, where our clients receive our services, including the United States, Canada and Europe. If we do not maintain our accreditations, permits, licenses or other qualifications to provide our services or if we do not adapt to changes in legislation or regulation, we may have to cease operations in the relevant jurisdictions and may not be able to provide services to existing clients or be able to attract new clients. In addition, evolving regulations, in particular with respect to content moderation and AI, may impose additional restrictions or requirements on certain of our service offerings, which may increase the cost of service delivery or make our offerings less profitable or less attractive to our clients. Our failure to comply with applicable legal and regulatory requirements could have a material adverse effect on our business, financial performance, financial condition and cash flows.

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

Many jurisdictions, including all states in the U.S., have enacted laws requiring companies to notify individuals and, in some instances, regulatory or other authorities of security breaches involving certain types of personal information. In addition, our agreements with our clients may obligate us to investigate and notify our clients of, and provide cooperation to our clients with respect to, such breaches. Many of our agreements with our clients do not include any limitation on our liability to them with respect to breaches of our obligation to keep the information we receive from them confidential. A failure to timely comply with these notification requirements could expose us to liability, including through statutory fines, fees, and penalties, as well as litigation on behalf of impacted clients or individuals.

Companies in the European Union have faced fines for violations of certain provisions under the GDPR and foreign governments outside of the European Union are taking steps to fortify their data privacy laws and regulations. For example, Brazil, India, the Philippines as well as some countries in Central America and Asia-Pacific and some states in the U.S., have implemented or are considering GDPR-like data protection laws which could impact our engagements with clients (existing and potential), vendors and team members in those countries. The GDPR and the introduction of similar legislation in other jurisdictions increases the cost of regulatory compliance and increases the risk of non-compliance therewith, which could have an adverse effect on our business, financial performance, financial condition and cash flows.

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

We have two classes of shares outstanding: multiple voting shares and subordinate voting shares. Our multiple voting shares have ten votes per share and our subordinate voting shares have one vote per share. TELUS and BPEA are the only shareholders who hold the multiple voting shares. As of the date hereof, TELUS has approximately 87.0% of the combined voting power of our outstanding shares and BPEA has approximately 9.1% of the combined voting power of our outstanding shares.

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

As of the date hereof, TELUS has approximately 87.0% of the combined voting power of our outstanding shares. Pursuant to the amended shareholders’ agreement, BPEA has agreed not to, directly or indirectly, sell, transfer or otherwise dispose of any multiple voting shares or subordinate voting shares in any transaction or series of transactions over a three-month period with gross proceeds of $30 million or more without first providing TELUS with a right to purchase such shares. Should such right of first offer be provided and exercised, the combined voting power of our outstanding shares held by TELUS may increase further. As long as TELUS controls at least 50% of the combined voting power of our outstanding shares, it will generally be able to determine the outcome of all corporate actions requiring shareholder approval, including the election and removal of directors. Even if TELUS were to control less than 50% of the combined voting power of our outstanding shares, it will be able to influence the outcome of such corporate actions due to its director appointment rights .

In addition, pursuant to the shareholders’ agreement, until TELUS ceases to hold at least 50% of the combined voting power of our outstanding shares, TELUS will have special shareholder rights related to certain matters including, among others, approving the selection, and the ability to direct the removal, of our chief executive officer, approving the increase or decrease of the size of our Board, approving the issuance of multiple voting shares and subordinate voting shares, approving amendments to our articles and authorizing entering into a change of control transaction, disposing of all or substantially all of our assets, and commencing liquidation, dissolution or voluntary bankruptcy or insolvency proceedings. As a result, certain actions that our Board would customarily decide will require consideration and approval by TELUS and our ability to take such actions may be delayed or prevented, including actions that our other shareholders may consider favorable. We will not be able to terminate or amend the shareholders’ agreement, except in accordance with its terms. See “Item 7B—Related Party Transactions—Our Relationship with TELUS—Shareholders’ Agreement”. We also entered into a collaboration and financial reporting agreement with TELUS that, among other things, specifies that certain matters or actions we take require advance review and consultation with TELUS. The agreement also stipulates certain actions that require Board approval. See “Item 7B—Related Party Transactions—Collaboration and Financial Reporting Agreement”.

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

Although our Board is composed of a majority of independent directors and our Audit Committee and Human Resources Committee are both composed entirely of independent directors, we do not expect that our Governance and Nominating Committees will be composed entirely of independent directors for the foreseeable future.

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

If TELUS privately sells its controlling interest in our company, we may become subject to the control of a presently unknown third party. Such third party may have conflicts of interest with those of other shareholders. In addition, if TELUS sells a controlling interest in our Company to a third party, our indebtedness may be subject to acceleration and our other commercial agreements and relationships could be impacted, all of which may adversely affect our ability to run our business as described herein and may have a material adverse effect on our business, financial performance, financial condition and cash flows.

Holders of our subordinate voting shares may be subject to dilution resulting from an investment by certain eligible management team members in subordinate voting shares of our Company in connection with the WillowTree acquisition, as well as from settlement of related incentive units.

Certain eligible management team members of WillowTree reinvested in our Company at the closing of the acquisition, in the form of securities to be settled over three years beginning in 2026, subject to certain performance-based criteria, in cash, subordinate voting shares or a combination thereof, at our option, subject to the mandatory settlement in case of any portion of securities which, in the reasonable determination of the Company, is necessary to allow the relevant team members to satisfy applicable tax liabilities. In addition, we issued various incentive units to certain WillowTree team members. The value of such units is not capped and will be calculated based on WillowTree Group’s performance. These Bonus Pool Units (WBPUs) and Performance Share Units (WPSUs) may be settled in cash, subordinate voting shares pursuant to our 2021 Omnibus Incentive Plan or a combination thereof, at our option, while RSUs will be settled in subordinate voting shares. Should we elect to settle such reinvestment or incentive securities in subordinate voting shares, holders of our subordinate voting shares will be subject to dilution. The greater the proportion of the reinvestment or incentive units that we elect to settle in subordinate voting shares and the better the performance of the WillowTree Group, the greater the extent of the dilution will be. For additional information about the reinvestment program and the incentive units, please see “Item 10C. Material Contracts—Second Amended & Restated Limited Liability Company Agreement of WillowTree”.

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

Our quarterly operating results are likely to fluctuate in the future in response to numerous factors, many of which are beyond our control, including each of the risks set forth in this section. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general natural, economic, market or political conditions, have subjected and could continue to subject the market price of our subordinate voting shares to price fluctuations regardless of our operating performance. Our operating results and the trading price of our subordinate voting shares have fluctuated and may continue to fluctuate in response to various factors, including the risks described above.

These and other factors, many of which are beyond our control, may cause our operating results and the market price and demand for our subordinate voting shares to fluctuate substantially. Fluctuations in our quarterly operating results could limit or prevent investors from readily selling their subordinate voting shares and may otherwise negatively affect the market price and liquidity of subordinate voting shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the shares. Certain of our shareholders recently brought proposed class action lawsuits against us and others may arise. Due to the inherent uncertainties of litigation, particularly class action lawsuits, we cannot accurately predict the outcome of these recent actions and any other actions that may arise. Accordingly, the magnitude of the potential loss may remain unknown for substantial periods of time, we may be required to devote substantial resources to defend these or other lawsuits and our costs could be substantial. These lawsuits, and others that may arise, could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation. We may also decide to settle these lawsuits or other lawsuits that may arise on unfavorable terms. Furthermore, during the course of litigation, including the current actions, there could be negative public announcements of the results of hearings, motions or other interim proceedings or developments, which could have a negative effect on the market price of our subordinate voting shares.

The market price of our subordinate voting shares may be affected by low trading volume.

The relatively low trading volume of our subordinate voting shares may limit the ability to sell our shares. Although our subordinate voting shares are listed for trading on the NYSE and the TSX, the trading volume has not been significant. Additionally, a large percentage of our share capital currently consists of multiple voting shares, which are not listed for trading on an exchange. Reported average daily trading volume in our subordinate voting shares in 2024 has been approximately 341,367 subordinate voting shares on the NYSE and 265,606 subordinate voting shares on the TSX. Limited trading volume subjects our subordinate voting shares to greater price volatility in response to news in the market and may make it difficult to sell our subordinate voting shares at a price that is attractive to our shareholders. Low volume can also reduce liquidity, which could adversely affect the market price of our subordinate voting shares. In addition, in the past, when the market price of a security has been volatile, holders of that security have instituted securities class action litigation against the company that issued the security. We could incur substantial costs defending the current class action lawsuit and any others should they arise. The current class action lawsuits and any others that may arise could also divert the time and attention of our management from our business, which could adversely affect our profitability and reputation.

Future sales, or the perception of future sales, by us or our shareholders in the public market could cause the market price for our subordinate voting shares to decline.

Sales of a substantial number of our subordinate voting shares in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of subordinate voting shares or multiple voting shares that are convertible into subordinate voting shares, intend to sell, could reduce the market price of our subordinate voting shares. In December 2023 and February 2024, BPEA converted 32,550,000 and 3,000,000, respectively, of its multiple voting shares into subordinate voting shares.

We have no current plans to pay regular cash dividends on our shares and, as a result, our shareholders may not receive any return on investment unless they sell their shares for a price greater than that which they paid for them.

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

Based on the Company’s income, assets and business activities, the Company does not believe that it was a “passive foreign investment company” (PFIC) for its 2024 taxable year and the Company expects that it will not be classified as a PFIC for U.S. federal income tax purposes for its current taxable year or in the near future. The determination of PFIC status is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond the Company’s control, including the relative values of the Company’s assets and its subsidiaries, and the amount and type of their income. As a result, there can be no assurance that the Company will not be a PFIC in 2025 or any subsequent year or that the IRS will agree with the Company’s conclusion regarding its PFIC status and would not successfully challenge our position. If we are a PFIC for any taxable year during which a U.S. person holds our subordinate voting shares, such U.S. person may suffer certain adverse U.S. federal income tax consequences, including the treatment of gains realized on the sale of subordinate voting shares as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on subordinate voting shares by individuals who are U.S. persons, the addition of interest charges to the tax on such gains and certain distributions and increased U.S. federal income tax reporting requirements. If, contrary to current expectations, we were a PFIC for U.S. federal income tax purposes, certain elections (such as a mark-to-market election or qualified electing fund election) may be available to U.S. shareholders that may mitigate some of these adverse U.S. federal income tax consequences. U.S. purchasers of our subordinate voting shares are urged to consult their tax advisors concerning United States federal income tax consequences of holding our subordinate voting shares if we are considered to be a PFIC. See the discussion under “Item 10E—U.S. Federal Income Tax Considerations for U.S. Persons—PFIC Rules”.

Our articles provide that any derivative actions, actions relating to breach of fiduciary duties and other matters relating to our internal affairs will be required to be litigated in Canada or the United States, as the case may be, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us.

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
ITEM 4    INFORMATION ON THE COMPANY
A.History and Development of the Company
TELUS International (Cda) Inc. was incorporated as a corporation in Canada under the BCBCA on January 2, 2016.
The Company was formally rebranded to “TELUS Digital Experience” and “TELUS Digital” in the third quarter of 2024. Our growth trajectory encompasses both organic expansion and strategic acquisitions. For further details on important corporate developments, see “Item 4B—Business Overview—Company History and Evolution.”
We directly or indirectly own 100% of all of our operating subsidiaries. Our delivery locations, from where team members serve our clients, are operated from subsidiaries located in the relevant jurisdiction. Our subordinate voting shares began trading on the NYSE and the TSX on February 3, 2021, under the symbol “TIXT”.
Our headquarters and principal executive offices are located at Floor 5, 510 West Georgia Street, Vancouver, British Columbia, Canada V6B 0M3 and our telephone number is (604) 695 3455. Our website address is www.telusinternational.com. The information on or accessible through our website is not part of and is not incorporated by reference into this Annual Report, and the inclusion of our website address in this Annual Report is an inactive textual reference only. Our agent for service of process in the United States is Corporation Service Company, located at 251 Little Falls Drive, Wilmington, DE 19808.
Our capital expenditures for the years ended December 31, 2024, 2023 and 2022 amounted to $104 million, $93 million and $104 million, respectively. These capital expenditures were related primarily to expanding and sustaining our global operations, and investing in our digital solutions and AI businesses. We expect our capital expenditures to maintain our existing productive capital assets, as well as to build new capabilities. We will continue investing in our business operations across all geographic regions in which we operate. We anticipate our capital expenditures in 2025 to be financed from cash provided by operating activities. For a further description of our principal capital expenditures, see “Item 5B—Liquidity and Capital Resources—Capital Expenditures.”
We are subject to the informational requirements of the Exchange Act and applicable Canadian securities laws and are required to file or furnish, as applicable, reports and other information with the SEC and applicable Canadian securities laws. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system. Filings in Canada are made on the Company’s SEDAR+ profile at www.sedarplus.ca. which is administered by the Canadian securities administrators.
B.Business Overview

Our Operations and Principal Activities

We provide digitally enabled customer experience solutions and create future-focused digital transformations that can withstand disruption and deliver value for our clients. Our approach incorporates agile methodologies and emphasizes teamwork and customer-centric practices. Our global team supports our clients' products and services, while also offering technological expertise to address customer experience, business challenges, risk mitigation, and process improvement.

Our capabilities span digital customer experience and digital solutions, including digital information technology services such as cloud solutions and automation, trust, safety and security services, AI data solutions with expertise in computer vision, and front-end digital design and consulting services. We partner with brands across industry verticals, including technology and games, communications and media, electronic commerce (eCommerce) and financial technology (fintech), banking, financial services and insurance, healthcare, retail, consumer, energy and utilities, and travel and hospitality.

Fuel iX™, our proprietary solution, helps enterprises advance their GenAI pilots to working prototypes and production at scale across multiple environments, applications, and clouds. In July 2024, we launched Fuel EX, an enterprise-safe employee assistant to support productivity, creativity and research, and the first application built on Fuel iX™’s engine, providing access to a multitude of large language models.

Company History and Evolution

Since our founding in 2005, we have evolved and grown our business from an in-house customer care provider to a CX innovator that designs, builds and delivers high-tech, high-touch customer experiences powered by next-gen digital technology, for global and disruptive brands. Today, our value proposition and approach is to combine both AI-fueled technology transformation and CX capabilities.

In February 2021, we completed the largest, at that time, technology initial public offering (IPO) in the history of the TSX. With an initial market capitalization of CAD $8.5 billion, our IPO surpassed TELUS’ valuation from 2000, and became the fifth largest IPO in TSX history by total proceeds raised.

Since TELUS acquired a controlling interest in Ambergris Solutions, a boutique CX provider in the Philippines catering to traditional U.S.-based enterprise clients, to present, we have made a number of additional organic investments, as well as acquisitions, with the goal of better serving our portfolio of global clients. We expanded our delivery platform to access qualified talent in multiple geographies, including in Asia, Central America, Europe and North America, and developed a broader set of complex, digital-centric capabilities. We recognized that digital enablement would become increasingly important for our clients, and as a result we focused our expansion strategy on developing this expertise organically and, in some cases, accelerating our growth through strategic acquisitions. Continuing this journey, we added WillowTree, a premier, full-service digital product provider focused on end-user experiences, to our portfolio and further expanded our global footprint by establishing presence in South Africa and Morocco in 2023.

In September 2024, we officially launched our global rebrand, transitioning from TELUS International to TELUS Digital. The new name reflects our commitment to providing a digital-first experience across every service we deliver to our clients, enabling a seamless integration of digital, AI-powered, and human interactions that aims to optimize both customer journeys and employee experiences.

TELUS Digital utilizes technology, human expertise, and a commitment to social responsibility to support achieving positive outcomes and to contribute to the development of inclusive communities in the regions where we operate globally. Guided by human-assisted automation principles, we aim to take a responsible approach to the technologies we develop and deploy them by considering and addressing the broader impacts of our work.

Our unique and caring culture

Our unique and caring culture is rooted in our organizational values and the principles aligned with environmental, social and governance (ESG) considerations. Our evolved TELUS Digital values continue to reinforce the key behaviors that we believe can fuel our collective success. These are:
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

We believe that our culture promotes diversity, equity, and inclusivity through our policies, team member resource groups and workshops, and equal employment opportunity hiring practices across the regions where we operate.

Since 2007, we believe we have contributed to the well-being of more than 1.7 million citizens around the world, supporting stronger communities and assisting those in need through large-scale volunteer events and charitable initiatives.

Our social impact and volunteer initiatives focus on:
•Education: The construction and renovations of schools, education scholarships, donations of IT equipment and educational materials to educational institutions, entrepreneurship and tutoring sessions for teens and youth.
•Community Employment Programs: We provide employment programs in countries around the world which provide training, mentorship, and language skills to allow people to develop their careers.
•Environment: Around the world, we plant trees and sponsor bee hives to help improve biodiversity.
•Community Boards: These are regional boards made up of local experts and TELUS Digital team members that guide our community investment locally. In 2024, the five TELUS Digital community boards contributed $500,000 to charitable projects in Bulgaria, El Salvador, Guatemala, the Philippines and Romania. The TELUS Digital community boards have provided $5.6 million in funding to grassroots charitable organizations since 2011.

ESG Oversight

Our Board oversees the ESG strategy and direction for us, facilitated through biannual ESG updates from our executive leadership team, primarily from the Chief Human Resources Officer and the Chief Legal Officer & Corporate Secretary. The Board oversees the ESG priorities, commitments and policies that we set, including oversight of climate-related risks and opportunities and broader climate change strategy.

Our Global Team and the Markets Where We Compete

As at December 31, 2024, we have over 78,000 team members in 31 countries around the world. Our delivery locations are strategically selected based on a number of factors, including access to diverse, skilled talent, proximity to clients and our ability to deliver our services over multiple time zones and in multiple languages.

We have built an agile delivery model with global scale to support next-generation, digitally-led customer experiences, enabling us to deliver our full suite of solutions across geographies and customize the delivery strategy for our clients according to their evolving needs. We have established a presence in key global markets, which gives us access to qualified technology talent, and have been recognized as an employer of choice in many of them. We believe that our global and diverse team members possess the cultural understanding, technological proficiency, industry expertise and empathy necessary to deliver all of our services.
•In Asia-Pacific, we have 16 delivery locations. Our talent acquisition in Asia-Pacific benefits from a local emphasis on education, aimed at creating a highly qualified workforce with strong language capabilities.
•In countries like India and the Philippines, we look to attract skilled team members with expertise in next-generation technology and strong language capabilities. We believe that our culture helps engage and develop these team members and contributes to higher tenure and proficiency.
•In Central America, we have 11 delivery locations in close proximity to our large North American client base. This region provides us with access to well-developed telecommunications infrastructure and reliable energy resources, a diverse pool of talented individuals fluent in both English and Spanish and a large pool of technology professionals with expertise in various digital solutions and IT services who can bring diverse perspectives to our projects. The region's established educational system, cultural alignment and growing technology sector provide access to talent across our four service lines, while the geographic proximity to North America facilitates operational efficiency and client engagement.
•In Europe, we have 22 delivery locations, with a number of these locations being in close proximity to client locations. A significant portion of the trust, safety and security services across our global network is delivered from our European locations. Our multilingual team members are selected from a talent pool in a centrally located geographic location. For example, in Bulgaria, we have access to an educated and skilled team; in Romania, there is a large talent pool with technology skills; and in Ireland, talent converges from many global origination points, creating access to a diversified talent pool. We also have extensive coverage in Germany, where we can focus on meeting the demand for German-language support but also benefit from the availability of many skilled workers, who are drawn to Germany as one of the largest global and European Union economies. In Türkiye, as a transcontinental country that sits between Europe and Asia, we benefit from access to multilingual resources who speak Turkish, Kurdish and Arabic.
•In North America, we have six delivery locations and recruit from a talent pool with geographic proximity to many of our largest clients. Additionally, North America is where the majority of our sales, marketing, operational support and services team members work from a virtual office environment, which facilitates collaboration, including in some cases collocation, with our clients. With our flexible work environment, we aim to attract and retain talent, improve agility, operational efficiency and productivity of our organization, as well as enable robust business continuity planning.
•In Africa, we have four delivery locations. Our facility in Cape Town, South Africa enables us to tap into the large pool of native English speaking talent. In Morocco, we deliver services from three sites in Casablanca, leveraging a multilingual talent pool with proficiency in languages such as Arabic, French, English and Spanish. Both of these locations align favorably with time zones, enabling efficient delivery into North American and European markets, cultural alignment, quality, and scalability.

To deliver services for AI Data Solutions, we use a crowdsourcing model that allows us to access a global talent pool capable of meeting the domain knowledge, geographic, demographic or cultural data needs of our clients. Contributors are provided with specialized educational materials and tools and, through our proprietary platform, we can track efficiency, virtually oversee quality management protocols, and process payments to our one million contributors across more than 118 countries. This AI community is organized through a framework that provides for contributor sourcing, education and management that is supported by team members around the world.

For details regarding our revenue by industry verticals and geographic regions, please see “Item 5A—Operating Results—Revenue”.

Our Customers

Our more than 650 clients include companies that believe customer experience is important to their success. We have built relationships with these companies within our core targeted industry verticals, including tech and games, communications and media, eCommerce and fintech, banking, financial services and insurance, healthcare, retail, consumer, energy and utilities, and travel and hospitality. Within some of these industry verticals, we serve clients across several sub-sectors. For example, within tech and games, we serve some of the leading social networks and search engines, as well as high-growth online games, ride sharing and real estate technology companies. Additionally, we partner with leading providers of digital assistants, search engines and advertising networks in the delivery of our TELUS Digital AI solutions. Within eCommerce and fintech we serve both traditional and next-generation payments and point of sale providers, business-to-business and business-to-consumer software-as-a-service companies, online marketplaces and large financial services institutions.

Our customers, leaders in their industries, rely on us to support their brands and reputations. We look to address emerging customer experience challenges, which we believe helps foster client relationships and supports our credibility with clients across existing and new verticals, enabling our growth.

Our relationship with TELUS, our largest client and controlling shareholder, has played an important role in our success. This relationship provides us with revenue visibility, stability and growth, as well as opportunities for co-innovation within the communications vertical, a focus on customer service excellence and an internationally recognized social purpose impact.

Our Growth Strategy

Our growth strategy is built upon a comprehensive framework designed to strengthen our market position and create sustainable long-term value. We have identified and developed key strategic initiatives that focus on business expansion, operational excellence, and organizational capabilities. These initiatives are structured to address current market opportunities while positioning us for future growth, enabling us to adapt to evolving industry dynamics and meet changing customer needs. We aim to achieve these objectives, by deploying the following growth strategies:

Grow and diversify our business. We see opportunities to attract new clients across all of our targeted industry verticals, focusing on those that value customer experience as a key differentiator. We prioritize potential clients that are undergoing growth or digital transformation initiatives and need a partner capable of evolving with them. We believe that our success in gaining new clients has been driven by our position in the marketplace and the quality of the services we provide, which often leads to client referrals.

The capabilities and solutions we have developed can be adapted to meet the needs of clients in additional industry verticals and sub-sectors that are under pressure to transform and improve cost efficiencies. We aim to continue to leverage current processes, services and solutions to design and build new offerings addressing clients’ needs for cost-effective customer experience management for their end customers.

In 2024, we implemented transformation initiatives focused on operational excellence and cost optimization, which led to cost efficiencies and revenue growth through improved customer satisfaction and retention.

Strengthening our customer base and innovating on customer experience for our clients. We aim to deepen existing client relationships by providing our clients with our CX best practices, thought leadership and innovative services, while also developing new adjacent services designed to meet their evolving digital enablement and customer experience needs. We see potential to grow within our existing client base by deploying more of our existing solutions, such as AI advisory, digital product engineering, cloud migration and trust, safety and security. We have successfully increased the range of services offered to our top ten clients and plan to similarly expand this across our broader client portfolio. For example, all of our top ten clients use multiple TELUS Digital services.

Furthermore, we recognize opportunities in adjacent service offerings relevant to our clients, based on our domain expertise, our strength in customer experience, technology transformation, digital product engineering and AI data solutions. We aim to continue leveraging these strengths to identify new opportunities and capitalize on emerging trends to deliver value and further grow our client base. Additionally, we believe our ability to acquire, onboard and manage a large community of qualified contributors, and develop our proprietary crowdsourcing platform and tools, positions us to expand relationships with technology and large enterprise clients in key growth areas.

Modernize our business practices and capabilities. We aim to refine our operations, balancing cost optimization with customer experience enhancements. By streamlining processes and leveraging innovative solutions, we aim to increase organizational efficiencies while enhancing customer experience, retention, and gross margins to enable sustainable growth.

Our innovation strategy applies methodologies guided by a thorough evaluation framework. Through our evaluation framework, we aim to validate solution viability and scalability through internal deployment before client implementation. Our growth trajectory envisions both organic expansion and strategic acquisitions. Through anticipated ongoing investment in AI and digital transformation capabilities, we aim to strengthen our competitive position and deliver enhanced value to our global client base.

As part of this approach, we have enabled Fuel EX, our platform designed to enhance employee experience and engagement, for a significant number of team members within TELUS Digital. It provides a centralized hub for team members to access resources, submit requests, and collaborate on projects.

Develop our team and talent for the future. At TELUS Digital, we focus on creating an engaged and productive work environment. Our strategy for developing our team and talent is centered on driving excellence in client operations through retention and reward programs for our frontline teams, as well as creating career paths that support internal growth and long-term career planning.

We have a number of team members trained and certified in “Six Sigma”, which helps us optimize technologies, processes, policies and practices to improve operational excellence and drive productivity at scale. These capabilities allow us to reinvest in key initiatives and technologies across functional areas, further expanding our competitive and operational advantages.

By nurturing new sales, delivery, and technology capabilities within our global teams, we aim to stay at the forefront of industry advancements. Throughout 2024, we reviewed our sales organization and strategy, with support from TELUS, to align with what we believe are established best practices. Key improvements include aligning our organizational structure and skill sets with our go-to-market strategy, seeking opportunities to improve client diversification, enhancing our sales process with technology, and implementing practices to leverage customer relationships and cross-selling opportunities.

Enhance Core Capabilities with Strategic Acquisitions. We intend to continue enhancing our core capabilities and solutions through acquisitions that align with our strategy. We explore acquisition opportunities that expand our service offerings, strengthen our digital solutions, and accelerate and expand our presence in client industry verticals. We seek to acquire companies that can positively contribute to our capabilities and financial profile, and which align with our cultural values.

Our Market Opportunity

Our solutions and services are applicable across multiple markets, with a focus on our four key service lines: customer experience management; trust, safety and security; AI data solutions; and digital solutions. We are positioned to address market opportunities in these areas by combining skilled talent with advanced technologies, including proprietary platforms like Fuel iX™.

Customer Experience Management (CXM): We believe that the CXM market is undergoing significant change, partially driven by AI-powered solutions that are reshaping business strategies and approaches. Our solutions, which integrate skilled talent with digital and AI accelerators such as our Fuel iX™ platform, aim to address these evolving market demands. Our extensive experience in managing large-scale customer interactions across various channels further enhances our ability to capture market opportunities.

Trust, Safety and Security: We believe that the rise of user-generated content and GenAI has led to a growing demand for digital solutions that help manage risk, reputation, security and safety. Our solutions are designed to combine human intervention and technology automation to help companies maintain a safe environment for their customers and employees, covering areas such as social media and content moderation, channel and community management, user safety, identification verification and fraud detection. We believe our market differentiation is in how we prioritize our team members' well-being and workplace safety, providing support systems and resources to help them effectively manage the challenges associated with handling sensitive content and situations.

AI Data Solutions: We believe that the data and AI market presents ongoing growth opportunities, driven by investments in foundational model development and the demand for AI-powered solutions across industries. We believe that we are well-positioned to support organizations throughout their AI journey, from data collection and enrichment to launching AI-driven experiences and managing complex AI ecosystems. Our services include fully-managed data annotation, supporting applications like computer vision, data categorization and search relevance for AI applications. We believe that these services are important for the development of AI solutions in areas such as facial recognition, autonomous vehicles, and medical imaging. We have seen demand for AI Data Solutions, particularly in foundational model development, including supervised fine-tuning and reinforcement learning from human feedback.

Digital Solutions: We believe that the digital transformation sector continues to offer potential for value creation as organizations seek partners who can help them develop future-oriented strategies, drive product and experience innovation, integrate next-generation technologies, optimize cost efficiencies, enhance service quality through technological enablement, and maintain scalable infrastructure. Our digital talent team has experience working across enterprise platforms, which can offer the flexibility needed to enhance our clients’ technology ecosystem. A key component of our enterprise platforms offerings is Fuel iX™, our proprietary platform designed to help organizations manage, monitor, and maintain GenAI across the enterprise in a reliable, scalable and secure environment. Fuel iX™ simplifies GenAI implementation and maximizes business value by offering both standardized AI capabilities and custom application development tools, enabling the creation of tailored enterprise solutions through our expertise and platform.

Competition

The sectors in which we compete are global and we have seen that they are fragmented and rapidly evolving. We face competition primarily from:
•in-house technology, in-house captive operations and customer experience management teams;
•digital transformation services providers such as Endava PLC, EPAM Systems, Inc. and Globant S.A.;
•globally diversified IT and business processing outsourcing service providers such as Accenture plc, Cognizant Technology Solutions Ltd., Infosys, Tata Consultancy, CGI Inc., ExlService Holding, Inc., Genpact LLC and WNS Limited;
•customer experience providers such as Concentrix Corp., CSG Systems International, Inc., TaskUs, Inc., Teleperformance S.A., and TTEC Holdings, Inc.;
•providers with a primary focus on data annotation such as Appen Limited and ScaleAI, Inc.; and software solutions such as conversational AI platforms, where the competition has emerged.

We believe that the main competitive factors in our business include: technological innovation and adoption rates, pricing pressures from low-cost providers and often privately-owned providers, breadth and depth of service offerings, industry-specific expertise, global delivery capabilities, ability to attract and retain skilled talent, brand reputation and track record, and financial stability. These factors significantly influence market dynamics and competitive positioning within our sector. TELUS Digital is well-positioned to compete effectively with respect to each of these factors.

Dependencies

We are not heavily dependent on patents or licenses, industrial, commercial or new manufacturing processes. However, we have derived and believe that, in the near term, we will continue to derive a significant portion of our revenue from a limited number of large clients. Two clients account for a significant portion of our revenue and loss of, or reduction in, business from, or consolidation of, these or any other major clients could have a material adverse effect on our business, financial condition, financial performance and prospects. Our largest client, based on our revenues earned from them, is TELUS, our controlling shareholder. We provide services to TELUS MSA, which expires in January 2031. The TELUS MSA provides for a minimum annual spend of $200 million, subject to adjustment in accordance with its terms, although TELUS has the ability to delay or terminate specific services for certain specified reasons with limited notice. See “Item 3D—Risk Factors—Risks Related to Our Business” and “Item 7B—Related Party Transactions—Our Relationship with TELUS—Master Services Agreement”. In addition, the master services agreements with all other clients do not have minimum annual spend and the terms of these master service agreements permit our clients to delay, postpone or even terminate contracted services at their discretion and with limited notice to us.

The volume of work performed for specific clients or the revenue we generate can vary from year to year. This variation may arise as a result of the macroeconomic environment, where clients may delay or even foregoing our services or consolidate their services providers, request price reductions or move work in-house. There may be continued consolidation activity in the marketplace, which may result in our clients moving to other service providers or providing the services we offer in house. As a result of the foregoing, a major client in one year may not provide the same level of revenue in any subsequent year, which could result in reduced revenue for us.

Seasonality
Our financial results may vary from period to period during any year. The seasonality in our business, and consequently, our financial performance, can generally mirror that of our clients. Our revenues are typically higher in the third and fourth quarters than in other quarters, but this can vary if there are material changes to our clients operating environment, such as potential impacts of a recession and our clients’ response to those impacts, or material changes in the foreign currency rates in which we operate.

Raw Materials

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

Data Protection. We are typically required to process, and sometimes collect and store sensitive data of our clients and their customers, including, but not limited to, personal data regulated by the GDPR in the European Union, The Personal Information Protection and Electronic Documents Act and equivalent provincial statutes in Canada, the California Consumer Privacy Act and the California Invasion of Privacy Act in California (and the privacy laws of several other states in the U.S.), the Personal Data Protection Bill of 2018 in India, the Data Privacy Act of 2012 in the Philippines, and similar laws and regulations in each of the countries in which we operate and where we provide services. This data may include personally identifiable information such as names, addresses, social security numbers, personal health information, credit card account numbers, checking and savings account numbers, and payment history records, such as account closures and returned checks. In addition, we collect and store data regarding our team members and non-employee contributors, including sensitive personal information. The laws and regulations we are subject to impose various data protection requirements and other industry-specific regulations. The GDPR, for example, imposes privacy and data security compliance obligations and penalties for noncompliance. In particular, the GDPR has introduced numerous privacy-related changes for companies operating within and outside the European Union, including greater control for, and rights granted to, data subjects, increased data portability for European Union consumers, data breach notification requirements, restrictions on automated decision-making and increased fines. Additionally, foreign governments outside of the European Union are also taking steps to fortify their data privacy laws and regulations. For example, Korea, Brazil, China, India, the Philippines, certain countries in Central America and Asia and certain states in the U.S. where we operate and in some of the other countries where our client’s customers reside have implemented or are considering GDPR-like data protection laws which could impact our engagements with clients (existing and potential), vendors and team members in those countries. We actively monitor data and privacy regulations in the countries in which we operate and in the countries where our clients’ customers reside to develop policies and processes responsive to new regulations. See “Item 3D— Risks Factors—Business & Operational Risks—The unauthorized disclosure of sensitive or confidential client and customer data could expose us to protracted and costly litigation, damage our reputation and cause us to lose clients”.

Consumer Protection. As many of the services we provide involve our team engaging directly with the customers of our clients in a wide variety of interactions, we are subject to consumer protection laws and regulations related to these interactions in Canada, the United States and in the other countries in which we operate, including those related to telemarketing services, debt collection, credit reporting, healthcare-related data and in some cases the removal of prescribed content from social media sites. In addressing regulatory compliance, we follow our clients' strict instructions. For example, with respect to telemarketing regulations, our clients provide specific directives on permissible actions and maintain records of individuals who can be contacted.

Taxation. Several of our facilities, primarily located in the Philippines and India, benefit from tax incentives designed to encourage foreign investment. In the Philippines, these incentives are administered by the Philippine Economic Zone Authority (PEZA) and initially provide a four-year tax exemption for each PEZA registered location, followed by a preferential tax rate of 5% of gross profit. The CREATE Act, signed into law in the Philippines in March 2021, grandfathers existing incentives but limits the 5% tax on gross profit period to 10 years. CREATE established a new incentive program with similar benefits including an income tax exemption period followed by either the 5% preferential tax on gross profit or the proposed regular corporate tax rate of 25% but with enhanced tax deductions. Certain of our delivery locations in India, which were established in Special Economic Zones, are eligible for tax incentives that began phasing out in 2024 and are expected to be fully phased out by 2034. These delivery locations were eligible for a 100% income tax exemption for the first five years of operation and a 50% exemption for a period of up to 10 years thereafter if certain conditions are met. Additionally, there were new delivery locations established during the fiscal year ended December 31, 2019, which are eligible for tax incentives until 2034. See “Item 3D Risk Factors—Business & Operational Risks —Our financial condition could be negatively affected if countries reduce or withdraw tax benefits and other incentives currently provided to companies within our industry or if we are no longer eligible for these benefits”, “Item 3D—Risk Factors—Risks Related to Our Business—Our business may not develop in ways that we currently anticipate and demand for our services may be reduced due to negative reaction to offshore /

nearshore outsourcing or automation, such as through the use of artificial intelligence”, “Item 3D—Risk Factors—Risks Related to Our Business—Tax legislation and the results of actions by taxing authorities may have an adverse effect on our operations and our overall tax rate”, “Item 3D—Risk Factors—Business & Operational Risks—Certain income of our non-Canadian subsidiaries may be taxable in Canada, and if the Canadian tax authorities were to successfully dispute the quantum of such income, our tax expense and tax liability may increase”, “Item 3D—Risk Factors—Risks Related to Our Subordinate Voting Shares—There could be adverse tax consequence for our shareholders in the United States if we are a passive foreign investment company”.

The jurisdictions where we operate, as well as our contracts, require us to comply with or facilitate our clients’ compliance with numerous, complex and sometimes conflicting legal regimes, both domestically and internationally. These laws and regulations relate to a number of aspects of our business, including anti-corruption, internal and disclosure control obligations, data privacy and protection, wage-and-hour standards, employment and labor relations, trade protections and restrictions, import and export control, tariffs, taxation, sanctions, data and transaction processing security, payment card industry data security standards, records management, user-generated content hosted on websites we operate, privacy practices, data residency, corporate governance, anti-trust and competition, team member and third-party complaints, telemarketing regulations, consumer telephone service regulations, nuance and fraud call regulations, government affairs and other regulatory requirements affecting trade and investment.

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
C.Organizational Structure
TELUS is our controlling shareholder. See “Item 7A—Major Shareholders”. As at December 31, 2024, we have the following “significant subsidiaries”, as such term is defined in Rule 1-02 of Regulation S-X under the Securities Act, all of which are directly or indirectly wholly-owned by TELUS Digital:
•TELUS International Philippines, Inc. (Philippines)
•TELUS International Services Limited (Ireland)
•TELUS International AI Inc. (Delaware)
D.Property, Plant And Equipment
At December 31, 2024, we had 67 delivery locations and global operations in 31 countries. We also have two corporate offices located in Toronto and Vancouver. All of our facilities are leased, with a total leased area of approximately 402,129 square meters (approximately 4,328,481 square feet).

ITEM 4A    UNRESOLVED STAFF COMMENTS
None.
ITEM 5    OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A.Operating Results
Overview
At TELUS Digital, we are dedicated to crafting unique and enduring experiences for customers and employees, and creating future-focused digital transformations that can withstand disruption and deliver value for our clients. Our portfolio of end-to-end, integrated capabilities include digital solutions, such as cloud solutions and automation, trust, safety and security services, AI data solutions, including expertise in computer vision, and front-end digital design and consulting services. Through Fuel iX™, TELUS Digital’s proprietary platform, we enable organizations to manage, monitor, and maintain GenAI across the enterprise, offering both standardized AI capabilities and custom application development tools for creating tailored enterprise solutions. We work with our clients to shape their digital vision and strategies, design scalable processes and identify opportunities for innovation and growth. We bring to bear expertise in advanced technologies and processes, as well as a deep understanding of the challenges faced by all of our clients, including some of the largest global brands, when engaging with their customers.
TELUS Digital was born out of an intense focus on customer service excellence, continuous improvement and a values-driven culture under the ownership of TELUS, a dynamic and leading communications technology company. Since our founding in 2005, we have made a number of significant organic investments and acquisitions, with the goal of better serving our growing portfolio of global clients. We have expanded our agile delivery model to access highly qualified talent in multiple geographies, including Asia-Pacific, Europe, Central America and others (including Africa), and North America, and developed a broader set of complex, digital-centric capabilities.
We believe our ability to help clients realize better business outcomes begins with the talented team members we dedicate to supporting our clients because customer experience delivered by empathetic, highly skilled and engaged teams, empowered by the latest technologies, is key to providing a high-quality brand experience. We have a unique and differentiated culture that places people and a shared set of values at the forefront of everything we do. Over the past decade, we have made a series of investments in our people predicated upon the core philosophy that our “caring culture” drives sustainable team member engagement, retention and customer satisfaction. Powered by purpose, TELUS Digital leverages technology, human ingenuity and compassion to fuel remarkable outcomes.
We have built an agile delivery model with global scale to support next-generation, digitally-led customer experiences. Substantially all of our delivery locations are connected through a carrier-grade infrastructure backed by cloud technologies, enabling globally distributed and virtualized teams. The interconnectedness of our teams and ability to seamlessly shift interactions between physical and digital channels enables us to tailor our delivery strategy to clients’ evolving needs. As at December 31, 2024, we have over 78,000 team members in 67 delivery locations and global operations across 31 countries.
Our delivery locations are strategically selected based on a number of factors, including access to diverse, skilled talent, proximity to clients and ability to deliver our services over multiple time zones and in multiple languages. We have established a presence in key global markets, which supply us with qualified, cutting-edge technology talent and have been recognized as an employer of choice in many of these markets. In addition, AI Data Solutions utilizes the services of crowdsourced contractors that are geographically dispersed across the globe.
Over the years, we have expanded our focus across multiple industry verticals, targeting clients who believe exceptional customer experience is critical to their success. Today, our clients include companies across multiple verticals, including Tech and Games, Communications and Media, eCommerce and FinTech, Healthcare, and Banking, Financial Services and Insurance (BFSI), among others. Our relationship with TELUS, our largest client and controlling shareholder, has been instrumental to our success. Our master services agreement with TELUS (TELUS MSA) provides for a term of ten years beginning in January 2021 and a minimum annual spend of $200 million, subject to adjustment in accordance with its terms. For more information, see “Item 7B—Related Party Transactions—Our Relationship with TELUS—Master Services Agreement” in our Annual Report. TELUS provides us access to revenue visibility, stability and growth, as well as a strategic partnership for co-innovation within our Communications and Media and Healthcare industry verticals. TELUS is a real-world lab for our digital innovations. For example, our co-development of the Fuel iX™ platform, which we launched in April 2024 and today already boasts over 35,000 users, establishes a proprietary enterprise-grade platform designed to help companies upgrade their generative AI pilots to production scale, deploy customized solutions faster, gain access to more than 100 large language models and implement future-proof generative AI applications.
Business Acquisitions
We enhance our service offerings and delivery platform through both organic growth and strategic acquisitions that support our strategy to design, build and deliver customized solutions for our clients. Our results are impacted by the effects of the initial purchase accounting, as required by IFRS Accounting Standards, which typically includes the recognition of significant intangible assets which result in higher amortization expense in future periods. Our results are also impacted by additional interest expense when an acquisition is financed with incremental borrowings. As a result of our acquisitions, our year-over-year financial results may not be comparable.
On January 3, 2023, we acquired 86% of the equity interest of WillowTree, a full-service digital product provider focused on end user experiences, such as native mobile applications and unified web interfaces. The total purchase consideration for WillowTree was $1,175 million, net of assumed debt of WillowTree, comprising of $856 million in cash, $125 million of our subordinate voting shares, and $194 million in provisions for the written put options (see Note 14(c)—Intangible assets and goodwill—Business acquisitions to the audited consolidated financial statements as at and for the year ended December 31, 2024, included in this Annual Report for additional details).
In connection with the WillowTree acquisition, we amended and expanded our existing credit facility to an aggregate $2 billion credit facility, consisting of an $800 million revolving credit facility and an amortizing $1.2 billion in term loan maturing in five years (see Note 16(b)—Long-term debt—Credit facility to the audited consolidated financial statements as at and for the year ended December 31, 2024, included in this Annual Report for additional details).
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

Results of Operations

	Years Ended December 31
(millions, except per share amounts and percentages)	2024	2023	2022
Revenue	$2,658	$2,708	$2,468

Operating Expenses
Salaries and benefits	1,701	1,664	1,393
Goods and services purchased	504	461	468
Share-based compensation	32	21	25
Acquisition, integration and other	45	55	40
Depreciation	144	141	124
Amortization of intangible assets	180	183	134
	2,606	2,525	2,184
Operating Income	52	183	284
Changes in business combination-related provisions	(60)	(20)	—
Interest expense	138	144	41
Foreign exchange gain	(4)	—	(7)
(Loss) Income before Income Taxes	(22)	59	250
Income taxes	39	5	67
Net (Loss) Income	$(61)	$54	$183
Earnings (Loss) per Share
Basic (Loss) Earnings per Share	$(0.22)	$0.20	$0.69
Diluted (Loss) Earnings per Share	$(0.34)	$0.18	$0.68
Other financial information
Net (Loss) Income Margin	(2.3)%	2.0%	7.4%
Adjusted Net Income(1) (2)	$116	$248	$306
Adjusted Basic Earnings per Share(1)(2)	$0.42	$0.91	$1.15
Adjusted Diluted Earnings per Share(1)(2)(3)	$0.39	$0.87	$1.13
Adjusted EBITDA(1)(2)	$481	$582	$582
Adjusted EBITDA Margin(1)	18.1%	21.5%	23.6%
Cash provided by operating activities	$517	$498	$437
Free Cash Flow(1)	$413	$405	$333
Gross Profit(1)	$624	$674	$716
Gross Profit Margin(1)	23.5%	24.9%	29.0%
Adjusted Gross Profit(1)	$948	$998	$974
Adjusted Gross Profit Margin (%)(1)	35.7%	36.9%	39.5%
Notations used: n/m – not meaningful; pp – percentage points.
_________________________________________________
(1)Adjusted Net Income, Gross Profit, Adjusted Gross Profit, Adjusted EBITDA, and Free Cash Flow are non-GAAP financial measures. Adjusted Basic Earnings per Share, Adjusted Diluted Earnings per Share, Adjusted EBITDA Margin, Gross Profit Margin and Adjusted Gross Profit Margin are non-GAAP ratios. These non-GAAP financial measures and ratios do not have a standardized meaning under IFRS Accounting Standards and are therefore unlikely to be comparable to similar measures presented by other issuers. See “—Non-GAAP Financial Measures and Non-GAAP Ratios” for a reconciliation to the most directly comparable GAAP measure.
(2)During the year ended December 31, 2024, we revised our presentation of Adjusted Net Income, Adjusted Basic and Diluted EPS, and Adjusted EBITDA. All comparative financial information herein has been restated to conform to the presentation adopted in the current year. See section Non-GAAP Financial Measures and Non-GAAP Ratios for a description of the change.

(3)Adjusted Diluted Earnings per Share is calculated by dividing Adjusted Net Income by the weighted average number of diluted equity shares outstanding during the year. See section “—Non-GAAP Financial Measures and Non-GAAP Ratios” for additional information.
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
Most of our contracts, other than with TELUS, do not commit our clients to a minimum annual spend or to specific volume of services. Although the contracts we enter into with our clients provide for terms that range from three to five years, the arrangements may be terminated by our clients for convenience with limited notice and without payment of a penalty or termination fee. Additionally, our clients may also delay, postpone, cancel or reduce the volume of certain of the services we provide without canceling the whole contract. Many of our contracts contain provisions that would require us to pay penalties to our clients and/or provide our clients with the right to terminate the contract if we do not meet pre-agreed service level requirements.
From period to period, the fluctuation in our revenue is primarily a function of changes to existing SOWs, new SOWs with existing clients, MSAs signed with new clients, and the impact of foreign exchange on non-U.S. dollar-denominated contracts. While we provide a discussion and analysis of our results of operations below, we are unable to quantify the effects of changes in price or volume in relation to our revenue growth. We do not track standard measures of a per-unit rate or volume, since our measures of price and volume are extremely complex. Each of our customers is unique, with varying needs and requirements that span our diverse services offerings, which is reflected in a customized services contract and pricing model that does not fit into standard comparability measurements. Revenue for our services is a function of the nature of each specific service to be provided as specified by each client, the jurisdiction where the service is to be performed, the skills required and/or the outcome sought, estimated costs to perform, contract terms and other factors.
Comparison of Years Ended December 31, 2024 and 2023. Our revenue decreased $50 million, or 2%, to $2,658 million for the year ended December 31, 2024,The decrease was due to lower revenues from a leading social media client and other technology clients, as well as a reduction in revenue from certain telecommunication and eCommerce and FinTech clients, which were partially offset by growth in services provided to existing clients, including TELUS and Google, as well as new clients added since the prior year. During the year ended December 31, 2024, revenue was not materially impacted by changes in foreign currency rates. Revenue from our top 10 clients for the year ended December 31, 2024 was 65%, compared to 63% in the prior year.
Comparison of Years Ended December 31, 2023 and 2022. Our revenue increased $240 million, or 10%, to $2,708 million for the year ended December 31, 2023, of which $186 million was from WillowTree, and excluding WillowTree, our revenue was $2,522 million, an increase of $54 million, or 2%. The increase was due to growth in services provided to existing clients, including TELUS and Google, as well as new clients added since the same period in the prior year, which was partially offset by lower revenues from one of our largest clients, a leading social media company, as well as a global financial institution client. During the year ended December 31, 2023, revenue was not materially impacted by changes in foreign currency rates. Revenue from our top 10 clients for the year ended December 31, 2023, was 63%, compared to 65% for the year ended December 31, 2022.
During the year ended December 31, 2024, two clients each accounted for more than 10% of our revenues, while during the years ended December 31, 2023 and 2022, three clients each accounted for more than 10% of our revenues. TELUS, our controlling shareholder and largest client, accounted for approximately 24.7%, 20.6% and 15.8% of our revenue for the years ended December 31, 2024, 2023 and 2022, respectively. Our second largest client for the years ended December 31, 2024 and 2023, and third largest client for the year ended December 31, 2022, Google, accounted for approximately 14.3%, 13.1% and 10.9% of our revenue for the years ended December 31, 2024, 2023 and 2022, respectively. Our third largest client for the year ended December 31, 2023 and second largest client for the year ended December 31, 2022, a leading social media company, accounted for approximately 11.2% and 14.4% of our revenue for the years ended December 31, 2023 and 2022, respectively.

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
We earn revenue pursuant to contracts with our clients, who operate in various industry verticals. The following table presents our earned revenue disaggregation for our five largest industry verticals:

	Years Ended December 31
(millions)	2024	2023	2022
Revenue by Industry Vertical
Tech and Games	$1,121	$1,181	$1,148
Communications and Media	661	645	580
eCommerce and FinTech	256	286	292
Healthcare	190	159	58
Banking, Financial Services and Insurance	157	150	159
All others	273	287	231
Total	$2,658	$2,708	$2,468
During the year ended December 31, 2024, compared to the year ended December 31, 2023, revenue for our Tech and Games and eCommerce and FinTech industry verticals decreased 5% and 10%, respectively, while our Healthcare, Communications and Media and Banking, Financial Services and Insurance industry verticals increased 19%, 2% and 5%, respectively. During the year ended December 31, 2023, compared to the year ended December 31, 2022, revenue for our Healthcare, Communications and Media, and Tech and Games industry verticals increased 174%, 11% and 3%, respectively, while our Banking, Financial Services and Insurance and eCommerce and FinTech industry vertical decreased 6% and 2%, respectively. The revenue decline from our Tech and Games industry vertical during 2024, compared to 2023, was driven by lower revenue from a leading social media client and certain other technology and gaming clients, which was partially offset by growth in revenue from other clients within this industry vertical, including Google; while in 2023, compared to 2022, the increase was driven by continued growth experienced with a number of our technology clients and the addition of new clients, which was partially offset by lower revenue from a leading social media client. Revenue growth in the Communications and Media industry vertical was predominantly driven by higher revenue from TELUS. Revenue in our eCommerce and FinTech industry vertical declined due to a decline in service volumes from certain clients. Revenue growth in the Healthcare industry vertical was primarily due to additional services provided to the healthcare business unit of TELUS. The revenue growth in our Banking, Financial Services and Insurance industry vertical during 2024, compared to 2023, was primarily due to growth from certain Canadian-based banks and smaller regional financial services firms in North America, partially offset by lower service volume demand from a global financial institution client; while in 2023, compared to 2022, the revenue decline was due to lower service volume from a global financial institution client. Across all of our verticals, the reported revenue growth rates were not materially impacted by foreign currency movements.
We serve our clients, who are primarily domiciled in North America and Europe, from multiple delivery locations across various geographic regions. In addition, AI Data Solutions clients are largely supported by crowdsourced contractors that are globally dispersed and not limited to the physical locations of our delivery centres. During the year ended December 31, 2024, compared to the year ended December 31, 2023, we experienced a decline in revenue earned in Europe, North America and Asia-Pacific, which were partially offset by an increase in revenue in Central America and others, which were primarily due to changes in service volume demand from certain clients serviced from these regions. During the year ended December 31, 2023, compared to the year ended December 31, 2022, the increase in revenue in North America was primarily due to additional revenue arising from our acquisition of WillowTree on January 3, 2023, and growth in our technology clients, while the increase in Central America and others and Asia-Pacific, partially offset by lower revenue in Europe, were primarily due to changes in service volume demand from certain clients serviced from these regions. The table below presents the revenue generated in each geographic region, based on the location of our delivery centres or where the services were provided from, for the periods presented.

	Years Ended December 31
(millions)	2024	2023	2022
Revenue by Geographic Region
Europe	$781	$821	$880
North America	757	793	621
Asia-Pacific	606	631	591
Central America and others(1)	514	463	376
Total	$2,658	$2,708	$2,468
_________________________________________________
(1)Includes South America and Africa geographic regions.
The number of team members by geographic region is as follows:

	As at December 31
Team Members by Geographic Region	2024	2023	2022
Asia-Pacific(1)	33,247	33,119	32,405
Central America and others(2)	23,203	20,158	16,563
Europe(3)	17,699	17,822	19,796
North America(4)	4,730	4,248	4,378
Total	78,879	75,347	73,142
_________________________________________________
(1)Comprises China, India, Japan, Philippines, Singapore, and Republic of Korea.
(2)Comprises Costa Rica, El Salvador and Guatemala, as well as Brazil, Morocco and South Africa.
(3)Comprises Austria, Bulgaria, Bosnia and Herzegovina, Czechia, Denmark, Finland, France, Germany, Ireland, Latvia, Poland, Portugal, Romania, Slovakia, Spain, Switzerland, Türkiye and United Kingdom.
(4)Comprises Canada and the United States.
Salaries and benefits
The principal components of salaries and benefits expense include all compensation and benefits paid to our front-line and administrative employees, excluding share-based compensation and severance payments associated with cost efficiency programs, which are included in Share-based compensation and Acquisition, integration and other, respectively, in our consolidated statements of income (loss) and comprehensive income (loss).
Comparison of Years Ended December 31, 2024 and 2023. Salaries and benefits increased $37 million, or 2%, to $1,701 million for the year ended December 31, 2024. The increase was due to the higher average team member count resulting from the expansion in our service programs in Central America and other regions, investments in corporate initiatives including the expansion of our commercial sales team, lower adjustments to variable compensation accruals, higher average salaries and wages, and higher training costs due to elevated attrition levels and increased client complexity, all of which had a heightened cost impact due to the intense competition for talent. Salaries and benefits as a percentage of revenue increased to 64% for the year ended December 31, 2024, compared to 61% for the year ended December 31, 2023. Total team member count was 78,879 at December 31, 2024, compared to 75,347 at December 31, 2023.
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
Comparison of Years Ended December 31, 2024 and 2023. Goods and services purchased increased $43 million, or 9%, to $504 million for the year ended December 31, 2024, due to expansion in AI Data Solutions, which utilizes higher contractor costs through a crowdsourced enabled workforce, and increases in external contractor costs in our digital solutions business, investments in corporate initiatives, such as operational effectiveness programs, and investments to develop and launch new products and services.
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
Comparison of Years Ended December 31, 2024 and 2023. Share-based compensation increased $11 million to
$32 million for the year ended December 31, 2024. The increase was primarily due to timing of award grants and associated expense recognition, and higher expense associated with share-based compensation awards granted in relation to our acquisitions, including the impact of additional performance restricted share units granted in the second quarter of 2024, which were partially offset by a downward revision of the estimated achievement of certain non-market performance conditions on performance restricted share unit awards.
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
Comparison of Years Ended December 31, 2024 and 2023. Acquisition, integration and other decreased $10 million to $45 million for the year ended December 31, 2024. The decrease was primarily due to lower personnel-related cost efficiency program costs, as we recognized significant costs to right-size our workforce during the prior year, principally in Europe, to address lower service volumes from our technology clients serviced from this region, which was partially offset by higher real estate lease rationalization costs.

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
Comparison of Years Ended December 31, 2024 and 2023. Depreciation and amortization expense was steady at $324 million for the year ended December 31, 2024, primarily due to higher depreciation and amortization associated with our investments in capital assets over the past 12 months, which were offset by timing of fully depreciated or amortized capital assets.
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
Comparison of Years Ended December 31, 2024 and 2023. Changes in business combination-related provisions generated other income of $60 million for the year ended December 31, 2024, compared to other income of $20 million for the prior year. The increase in other income was due, in part, to a downward revision to our estimates of certain performance-based criteria associated with the WillowTree business and certain other TELUS Digital products and services, and amendments to the terms associated with the provisions for written put options completed in the second quarter of 2024, which resulted in a reduction of our provisions for written put options. The amendments, which, among other revisions, supplemented the written put options with certain compensatory income, established a combined maximum payout for the written put options and such compensatory income and revised certain financial performance targets for the WillowTree business and certain other TELUS Digital products and services. See Note 15—Provisions to the audited consolidated financial statements as at and for the year ended December 31, 2024, included in this Annual Report for additional details on the amendments.
Comparison of Years Ended December 31, 2023 and 2022. Changes in business combination-related provisions generated other income of $20 million for the year ended December 31, 2023, arising due to a downward revision to our estimates of certain performance-based criteria tied to the WillowTree business and a reduction of our provisions for written put options.
Interest expense
Interest expense includes interest expense on short-term and long-term borrowings, lease liabilities, and interest accretion on our provisions for written put options.
Comparison of Years Ended December 31, 2024 and 2023. Interest expense decreased $6 million, or 4%, to
$138 million for the year ended December 31, 2024. The decrease was primarily due to lower interest expense on our credit facilities resulting from lower average interest rates and debt levels, partially offset by higher interest accretion on our lease liabilities due to higher average interest rates resulting from the timing of lease renewals and amendments.
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
Comparison of Years Ended December 31, 2024 and 2023. Foreign exchange was a gain of $4 million for the year ended December 31, 2024, compared to $nil in the prior year. The change reflects the impact of changes in foreign exchange rates in the currencies in which we transact.
Comparison of Years Ended December 31, 2023 and 2022. Foreign exchange was $nil for the year ended December 31, 2023, compared to a gain of $7 million in the prior year. The change reflects the impact of net changes in foreign exchange rates on our working capital balances in the currencies in which we transact.
Income tax expense

	Years Ended December 31
(millions, except percentages)	2024	2023	2022
Income tax expense	$39	$5	$67
Weighted average statutory income tax rate	76.2%	7.8%	22.7%
Effective tax rate (%)	(177.3)%	8.5%	26.8%
Comparison of Years Ended December 31, 2024 and 2023. Income tax expense increased $34 million for the year ended December 31, 2024 to $39 million, compared to $5 million in the prior year. The effective tax rate, calculated as tax expense as a proportion of income before taxes, decreased from 8.5% to (177.3)%. The decrease in the effective tax rate is primarily due to a change in income (loss) before incomes taxes and income mix, relative to prior year. As at December 31, 2024, the Company derecognized a deferred tax asset of $33 million on the basis that it is not probable that it will be recovered, $24 million was recognized as deferred tax expense in the consolidated statements of income (loss) and $9 million was recognized as an adjustment to share capital in the consolidated statements of changes in owners’ equity.
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
Net income (loss)
Comparison of Years Ended December 31, 2024 and 2023. Net (loss) income decreased $115 million, or 213%, to a net loss of $61 million for the year ended December 31, 2024, compared to a net income of $54 million in the prior year, which was primarily due to higher operating expenses and higher income tax expense, which outpaced revenue growth, other income arising from changes in business combination-related provisions and lower interest expense. Net loss margin, calculated by dividing net loss by revenue for the year, was 2.3% for the year ended December 31, 2024, compared to a net income margin of 2.0% in the prior year.
Comparison of Years Ended December 31, 2023 and 2022. Net income decreased $129 million, or 70%, to $54 million for the year ended December 31, 2023, which was primarily due to higher operating expenses and higher interest expense, which outpaced revenue growth, lower income taxes, and other income arising from changes in business combination-related provisions. Net income margin, calculated by dividing net income by revenue for the year, decreased to 2.0% for the year ended December 31, 2023, compared to 7.4% in the prior year.

Non-GAAP Financial Measures and Non-GAAP Ratios
We regularly review the non-GAAP financial measures and non-GAAP ratios presented below to evaluate our operating performance and analyze underlying business results and trends. We use these non-GAAP financial measures and non-GAAP ratios to manage our business by establishing budgets and operational goals against these measures. We also use these non-GAAP financial measures to monitor compliance with debt covenants, which are based on the same or similar financial metrics, and manage our capital structure. We believe these non-GAAP financial measures and non-GAAP ratios provide investors with a consistent basis on which to evaluate our operating performance with our comparative period results, and additionally provide supplemental information to the financial measures and ratios that are calculated and presented in accordance with GAAP. A reconciliation for each non-GAAP financial measure to the nearest GAAP measure is provided below. These non-GAAP financial measures or non-GAAP ratios do not have any standardized meaning as prescribed by the IFRS Accounting Standards and therefore may not be comparable to GAAP measures or ratios and may not be comparable to similarly titled non-GAAP financial measures or non-GAAP ratios reported by other companies, including those within our industry and TELUS, our controlling shareholder. Consequently, our non-GAAP measures and ratios should not be evaluated in isolation, but rather, should be considered together with the most directly comparable GAAP measure or ratio and our consolidated financial statements for the periods presented. The non-GAAP financial measures and non-GAAP ratios we present in this discussion should not be considered a substitute for, or superior to, financial measures or ratios determined or calculated in accordance with GAAP.
Beginning for the year ended December 31, 2024, the Company no longer excludes share-based compensation expense, changes in business combination-related provisions, and the tax effects of these items, as applicable, in our presentation of Adjusted Net Income, Adjusted Basic and Diluted EPS, and Adjusted EBITDA. We believe this presentation is more indicative of underlying business performance, and better aligns the presentation of these non-GAAP financial measures and ratios with comparable measures and ratios of TELUS, our parent company. All comparative financial information herein has been restated to conform to the current year presentation.
Adjusted Net Income, Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share.
Adjusted Net Income is a non-GAAP financial measure, and Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share (EPS) are non-GAAP ratios. We regularly monitor Adjusted Net Income, Adjusted Basic EPS and Adjusted Diluted EPS as they provide a consistent measure for management and investors to evaluate our period-over-period operating performance, to better understand our ability to manage operating costs and to generate profits. The following items are excluded from Adjusted Net Income: acquisition, integration and other, amortization of purchased intangible assets, interest accretion on written put options, foreign exchange gains or losses, and the related tax-effect of these adjustments. Adjusted Basic EPS is calculated by dividing Adjusted Net Income by the basic total weighted average number of equity shares outstanding during the period. Adjusted Diluted EPS is calculated by dividing Adjusted Net Income by the weighted average number of diluted equity shares outstanding during the period. Adjusted Basic EPS and Adjusted Diluted EPS are non-GAAP ratios used by management to assess the profitability of our business operations on a per share basis.

	Years Ended December 31
(millions, except per share amounts)	2024	2023	2022
Net (loss) income	$(61)	$54	$183
Add back (deduct):
Acquisition, integration and other(1)	45	55	40
Real estate rationalization-related impairments(2)	2	5	—
Amortization of purchased intangible assets(3)	170	174	121
Interest accretion on written put options(4)	10	13	—
Foreign exchange gain(5)	(4)	—	(7)
Tax effect of the adjustments above	(46)	(53)	(31)
Adjusted Net Income	$116	$248	$306
Adjusted Basic Earnings Per Share	$0.42	$0.91	$1.15
Adjusted Diluted Earnings Per Share	$0.39	$0.87	$1.13
_________________________________________________
(1)Acquisition, integration and other is comprised primarily of business acquisition transaction costs, integration expenses associated with these acquisitions, costs associated with streamlining our operations, and other costs as applicable.

These costs do not form part of the costs to operate our ongoing operations, and may significantly fluctuate period-over-period depending on the size and timing of related acquisitions, and are not indicative of such costs in the future.
(2)Real estate rationalization-related impairments arise from our initiatives to reduce or exit real estate leases for certain delivery sites to better align with client service demand in regions that we operate in, which results in the recognition of accelerated depreciation on our right-of-use and property, plant and equipment assets associated with these locations. These costs are non-cash and do not form part of the costs to operate our ongoing operations.
(3)Amortization of purchased intangible assets primarily relate to the amortization of acquired customer relationships, brand and crowdsource assets. Amortization of these intangible assets is excluded as it is a non-cash expense derived from purchase price allocations that incorporate significant and subjective valuation assumptions and estimates that are not comparable to the timing and investment had these assets been developed internally. We do not exclude the revenue generated by such purchased intangible assets from our revenues and, as a result, Adjusted Net Income includes revenue generated, in part, by such purchased intangible assets.
(4)Interest accretion on written put options arises from our acquisition of WillowTree, which is recorded at the present value of a future obligation, is non-cash in the period, and does not form part of the costs to conduct our ongoing operations.
(5)Foreign exchange gains or losses arise from fluctuations in foreign exchange rates of the currencies we transact in, which are driven by macroeconomic conditions that are generally not reflective of our underlying business operations.
Comparison of Years Ended December 31, 2024 and 2023. Adjusted net income decreased $132 million, or 53%, to
$116 million for the year ended December 31, 2024. The decrease was primarily due to lower revenues earned, and higher goods and services purchased, salaries and benefits, share-based compensation expense, and income tax expense, partially offset by an increase in other income arising from changes in business combination-related provisions.
Comparison of Years Ended December 31, 2023 and 2022. Adjusted net income decreased $58 million, or 19%, to $248 million for the year ended December 31, 2023. The decrease was primarily due to the increase in operating expenses and interest expense outpacing revenue growth, which was partially offset by other income arising from changes in business combination-related provisions and lower income taxes.
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

	Years Ended December 31
(millions, except percentages)	2024	2023	2022
Revenue	$2,658	$2,708	$2,468
Less: Operating expenses	(2,606)	(2,525)	(2,184)
Add back: Indirect and administrative expenses	572	491	432
Gross Profit	$624	$674	$716
Add back: Depreciation and amortization	324	324	258
Adjusted Gross Profit	$948	$998	$974
Gross Profit Margin	23.5%	24.9%	29.0%
Adjusted Gross Profit Margin	35.7%	36.9%	39.5%

Comparison of Years Ended December 31, 2024 and 2023. Gross profit margin and Adjusted Gross Profit Margin decreased to 23.5% and 35.7% for the year ended December 31, 2024, respectively, compared to 24.9% and 36.9% in the prior year. Gross Profit Margin and Adjusted Gross Profit Margin decreased primarily due to higher service delivery costs, including training costs for our team members due to elevated attrition levels and increased client task complexity, and higher average salaries and wages associated with our team members. These were partially offset by cost efficiency savings realized during the year.
Comparison of Years Ended December 31, 2023 and 2022. Gross profit margin and Adjusted Gross Profit Margin decreased to 24.9% and 36.9% for the year ended December 31, 2023, respectively, compared to 29.0% and 39.5% in the prior year. Gross Profit Margin and Adjusted Gross Profit Margin decreased primarily due to higher service delivery costs associated with our front-line team members and reductions in service demand, which impacts were more significant beginning in the second quarter of 2023, and changes in our revenue mix, partially offset by cost efficiency efforts realized during the year.
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

	Years Ended December 31
(millions, except percentages)	2024	2023	2022
Net (loss) income	$(61)	$54	$183
Add back (deduct):
Acquisition, integration and other(1)	45	55	40
Depreciation and amortization	324	324	258
Interest expense	138	144	41
Foreign exchange gain(2)	(4)	—	(7)
Income taxes	39	5	67
Adjusted EBITDA	$481	$582	$582
Net (Loss) Income Margin	(2.3)%	2.0%	7.4%
Adjusted EBITDA Margin	18.1%	21.5%	23.6%
_________________________________________________
(1)Acquisition, integration and other is comprised primarily of business acquisition transaction costs, integration expenses associated with these acquisitions, costs associated with streamlining our operations, and other costs as applicable. These costs do not form part of the costs to operate our ongoing operations, and may significantly fluctuate period-over-period depending on the size and timing of related acquisitions, and are not indicative of such costs in the future.
(2)Foreign exchange gains or losses arise from fluctuations in foreign exchange rates of the currencies we transact in, which are driven by macroeconomic conditions that are generally not reflective of our underlying business operations.
Comparison of Years Ended December 31, 2024 and 2023. Adjusted EBITDA decreased $101 million, or 17%, to $481 million for the year ended December 31, 2024, primarily due to lower revenues earned and higher investments in strategic areas, including the expansion of our commercial sales team, development and launch of new products and services, and programs to enable operational efficiencies, as well as other factors described above, resulting in an increase in salaries and benefits, goods and services purchased, and share-based compensation expense, partially offset by other income arising from business combination-related provisions. Adjusted EBITDA margin decreased during the year ended December 31, 2024 due to the aforementioned factors, as well as a reduction in revenues from a leading social media client and overall competitive pricing dynamics in the market for our services.
Comparison of Years Ended December 31, 2023 and 2022. Adjusted EBITDA was steady at $582 million for the year ended December 31, 2023, primarily due to the increase in salaries and benefits outpacing revenue growth, resulting from lower utilization of team members in certain regions, and changes in our revenue mix, partially offset by other income arising from changes in business combination-related provisions. Profitability for the year ended December 31, 2023, was impacted by cost imbalances arising from reductions in service demand, principally in Europe and from some of our larger technology clients, which were partially offset by cost efficiency efforts initiated in the second quarter of 2023 and realized during the year.
Free Cash Flow.
Free Cash Flow is a non-GAAP financial measure. We calculate Free Cash Flow by deducting capital expenditures from cash provided by operating activities, as we believe capital expenditures are a necessary ongoing cost to maintain our existing productive capital assets and support our organic business operations. We use Free Cash Flow to evaluate the cash flows generated from our ongoing business operations that can be used to meet our financial obligations, service debt facilities, reinvest in our business, and to fund, in part, potential future acquisitions.

	Years Ended December 31
(millions)	2024	2023	2022
Cash provided by operating activities	$517	$498	$437
Less: capital expenditures	(104)	(93)	(104)
Free Cash Flow	$413	$405	$333
Comparison of Years Ended December 31, 2024 and 2023. During the year ended December 31, 2024, Cash provided by operating activities increased $19 million, or 4%, to $517 million, and Free Cash Flow increased $8 million, or 2%, to $413 million. The increase was primarily due to higher net inflows from working capital, which included higher cash receipts from TELUS, and lower income taxes paid, partially offset by lower operating profits and higher capital expenditures.
Comparison of Years Ended December 31, 2023 and 2022. During the year ended December 31, 2023, Cash provided by operating activities increased $61 million, or 14%, to $498 million, and Free Cash Flow increased $72 million, or 22%, to $405 million. The increase was primarily due to higher net inflows from working capital, which included higher cash receipts from TELUS, and lower income taxes and share-based compensation payments. These increases were partially offset by lower operating profits and cash expenditures for transaction costs associated with our acquisition of WillowTree.

Summary of consolidated quarterly results and trends
The following table sets forth our unaudited quarterly statements of operations data for each of the last eight quarters ended December 31, 2024. The information for each of these quarters has been prepared on the same basis as the audited annual financial statements included in our 2024 Annual Report and, in the opinion of management, includes all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the results of operations for these periods. This data should be read in conjunction with our audited consolidated financial statements and related notes thereto included in our 2024 Annual Report. These quarterly results of operations are not necessarily indicative of our future results of operations that may be expected for any future period.

(millions, except per share amounts)	2024 Q4	2024 Q3	2024 Q2	2024 Q1	2023 Q4	2023 Q3	2023 Q2	2023 Q1
REVENUE	$691	$658	$652	$657	$692	$663	$667	$686

OPERATING EXPENSES
Salaries and benefits	436	423	426	416	406	403	427	428
Goods and services purchased	145	126	117	116	122	116	120	103
Share-based compensation	7	14	10	1	—	5	2	14
Acquisition, integration and other	13	16	9	7	7	11	21	16
Depreciation	40	35	35	34	39	36	33	33
Amortization of intangible assets	45	46	44	45	45	44	48	46
	686	660	641	619	619	615	651	640
OPERATING INCOME (LOSS)	5	(2)	11	38	73	48	16	46
OTHER EXPENSES (INCOME)
Changes in business combination-related provisions	—	—	(31)	(29)	(20)	—	—	—
Interest expense	32	35	36	35	37	38	36	33
Foreign exchange (gain) loss	(5)	1	5	(5)	4	(2)	(3)	1
(LOSS) INCOME BEFORE INCOME TAXES	(22)	(38)	1	37	52	12	(17)	12
Income taxes	32	(6)	4	9	14	3	(10)	(2)
NET (LOSS) INCOME	$(54)	$(32)	$(3)	$28	$38	$9	$(7)	$14
Basic (loss) earnings per share	$(0.20)	$(0.12)	$(0.01)	$0.10	$0.14	$0.03	$(0.03)	$0.05
Diluted (loss) earnings per share	$(0.20)	$(0.12)	$(0.08)	$0.05	$0.10	$0.03	$(0.03)	$0.05
The historical trend over the past eight quarters in consolidated revenue reflects changes in service volume demand from our existing clients, services provided to new clients, and growth from acquisitions, including our acquisition of WillowTree on January 3, 2023. During the year ended December 31, 2024, we observed a stabilization in service volume demand after experiencing a notable reduction in the comparative prior year. This notable reduction in service demand from some of our larger technology clients was more significant than expected, particularly in Europe, and became more pronounced beginning in the second quarter of 2023. At the same time, several of our key clients also began to reduce and/or delay their costs, which resulted in near-term reductions in spending commitments.
Salaries and benefits expense increased due to the expansion of our team member base to service stabilizing volumes and increased client complexity from both our existing and new customers, including those arising from our acquisition of WillowTree, higher average salaries and wages over time, and higher training costs due to elevated attrition levels. Beginning in the second quarter of 2023, these increases were partly offset by employee-related cost efficiency initiatives resulting in decreases in our team member count in response to the reduction in service volume demand from some of our clients, and a favorable mix of labor sourced from lower-cost jurisdictions.
Goods and services purchased reflect changes in external labor requirements to support the growth in our digital solutions business, changes in our crowdsourced enabled workforce to support AI Data Solutions, increases in our software licensing costs associated with our growing team member base and increases in administrative expenses and facility costs to support overall business growth and acquisitions.
Share-based compensation fluctuates quarter-over-quarter, which generally reflects the timing of expense on awards granted in relation to our annual long-term incentive plan, which include performance-based share-based compensation awards that are impacted by changes in our estimates of the achievement of operating performance targets, and awards granted in relation to our acquisitions, which are impacted by changes in our estimates of acquired businesses’ performance targets.

Acquisition, integration and other costs fluctuates quarter-over-quarter, and are dependent on the size of business acquisitions and the timing of associated transaction and integration costs, as well as costs associated with streamlining our operations, including ongoing and incremental cost efficiency efforts, which may include personnel-related costs.
Depreciation and amortization have generally been steady as growth in capital assets to support the expansion of our delivery sites required to service customer demand have been offset by the timing of full depreciation or amortization of existing capital assets.
The trend in net (loss) income reflects the items noted above, as well as the relative mix of income and expenses among the geographic areas and the associated tax rates for the countries that we operate in. Net (loss) income is also impacted by interest expense incurred on our long-term debt, changes in business combination-related provisions arising from the revaluation of our written put options, and foreign exchange gains or losses. Historically, the trend in basic (loss) earnings per share and diluted (loss) earnings per share have been impacted by the same trends as net (loss) income.
Related Party Transactions
Recurring Transactions with TELUS
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
The following table summarizes the transactions with TELUS and its subsidiaries:

	Years Ended December 31
(millions)	2024	2023	2022
Revenue	$656	$559	$428
Goods and services purchased	(19)	(28)	(33)
Total	$637	$531	$395
Amounts Received from TELUS	$719	$600	$417
Amounts Paid to TELUS	$20	$28	$33
Amounts receivable from TELUS were $16 million and $62 million as at December 31, 2024 and 2023, respectively, and amounts payable to TELUS were $231 million and $178 million as at December 31, 2024, and 2023, respectively.
Other Transactions with TELUS
As at December 31, 2024, and as of the date of this Annual Report, TELUS participates as a lender of 7.17% of our total credit facility, as disclosed in Note 16—Long-term debt to the audited consolidated financial statements as at and for the year ended December 31, 2024, included in this Annual Report. See “Item 7B—Related Party Transactions—Our Relationship with TELUS—Credit Agreement” for a description of our credit agreement.
In the fourth quarter of 2024, we acquired certain employment contracts from TELUS, for consideration of $2 million, which has been recognized in contributed surplus in the consolidated statements of changes in owners’ equity in our audited consolidated financial statements for the year ended December 31, 2024, included in this Annual Report.

In the fourth quarter of 2022, we acquired certain call centre operations of TELUS for cash consideration of $1 million (net of cash assumed), in exchange for $2 million of net identifiable assets and $9 million of goodwill. This acquisition was accounted for as a common control business acquisition using the predecessor accounting method. The amount of net assets and goodwill acquired in excess of the fair value of consideration paid was recorded to contributed surplus in the consolidated statements of changes in owners’ equity in our audited consolidated financial statements for the year ended December 31, 2024, included in this Annual Report.

Transactions with BPEA
On March 9, 2023, we, TELUS and BPEA amended our shareholders’ agreement to eliminate initial post-IPO transition requirements, remove BPEA’s rights regarding the nomination of directors and appointment of observers to our Board and confirm TELUS’ and the Company’s rights to nominate individuals to serve on our Board. The parties further amended the shareholders’ agreement on December 16, 2023, to revise the terms of the TELUS right of first offer, pursuant to which BPEA agreed not to, under certain circumstances, sell or transfer their shares in TELUS Digital without first providing TELUS with a right to purchase such shares. In connection with the conversion by BPEA, on December 21, 2023, we amended the registration rights agreement with, among others, BPEA, to, among other things, remove certain piggyback rights previously provided to BPEA.
On December 20, 2023, BPEA converted approximately 33 million multiple voting shares to an equal number of subordinate voting shares. At the time of conversion, there were no amounts receivable from or payable to BPEA. After the conversion, BPEA held multiple voting shares and subordinate voting shares representing approximately 10.5% of combined voting power, and thus was no longer considered a related party with significant influence over TELUS Digital beginning on this date.
During the years ended December 31, 2023 and 2022, there were no recurring transactions with BPEA.
B.Liquidity and Capital Resources
Capital resources
As at December 31, 2024, we had approximately $785 million (December 31, 2023 - $619 million) of available liquidity, comprised of cash and cash equivalents of $174 million (December 31, 2023 - $127 million), and available borrowings under our credit facility of $611 million (December 31, 2023 - $492 million) (see Note 16(b)—Long-term debt—Credit facility in the notes to the audited consolidated financial statements as at and for the year ended December 31, 2024, included in this Annual Report). Our objective when managing capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk levels.
In the management of capital and in its definition, we include owners’ equity (excluding accumulated other comprehensive income), long-term debt (including long-term credit facilities and any hedging assets or liabilities associated with long-term debt items, net of amounts recognized in accumulated other comprehensive income) and cash and cash equivalents. We manage capital by monitoring the financial covenants prescribed in our credit facility. For additional information, see Note 16(b)—Long-term debt—Credit facility in the notes to the audited consolidated financial statements as at and for the year ended December 31, 2024, included in this Annual Report.
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
We monitor capital utilizing the financial covenants prescribed in our credit facility agreements. As at December 31, 2024, we were in compliance with all of our covenants including maintaining a Net Debt to Adjusted EBITDA leverage ratio as calculated in accordance with the credit facility of less than 3.75:1.00. Subsequent to December 31, 2024, on January 27, 2025, the credit facility Net Debt to Adjusted EBITDA ratio was amended to not exceed 3.75:1.00 for each quarter of fiscal 2025 (previously 3.25:1.00) and 3.25:1.00 subsequently.

The following table presents a summary of our cash flows and ending cash balances for the years ended December 31, 2024, 2023 and 2022:

	Years Ended December 31
(millions)	2024	2023	2022
Cash provided by operating activities	$517	$498	$437
Cash used in investing activities	(107)	(941)	(119)
Cash (used in) provided by financing activities	(361)	443	(300)
Effect of exchange rate changes	(2)	2	(8)
Increase in cash position during the year	$47	$2	$10
Cash and cash equivalents, beginning of year	$127	$125	$115
Cash and cash equivalents, end of year	$174	$127	$125
Operating activities
Comparison of Years Ended December 31, 2024 and 2023. We generated cash from operating activities of $517 million during the year ended December 31, 2024, an increase of $19 million from the prior year. This increase was primarily due to higher net inflows from working capital and lower income taxes paid. These increases were partially offset by lower operating profits.
Comparison of Years Ended December 31, 2023 and 2022. We generated cash from operating activities of
$498 million during the year ended December 31, 2023, an increase of $61 million from the prior year. This increase was primarily due to higher net inflows from working capital, which included higher cash receipts from TELUS, and lower income taxes and share-based compensation payments. These increases were partially offset by lower operating profits and cash expenditures for transaction costs associated with our acquisition of WillowTree.
Investing activities
Comparison of Years Ended December 31, 2024 and 2023. We used cash from investing activities of $107 million during the year ended December 31, 2024, a decrease of $834 million from the prior year, which was primarily due to the cash used in the prior year’s comparative period to partially fund the acquisition of WillowTree, partially offset by higher purchases of capital assets.
Comparison of Years Ended December 31, 2023 and 2022. We used cash from investing activities of $941 million during the year ended December 31, 2023, an increase of $822 million from the prior year, which was primarily due to the cash used to partially fund our acquisition of WillowTree, partially offset by lower purchases of capital and other assets.
Financing activities
Comparison of Years Ended December 31, 2024 and 2023. We used $361 million of cash from financing activities during the year ended December 31, 2024, compared to cash generated of $443 million during the prior year. The increase in cash used was primarily due to net repayments on our credit facility, while in the prior year we had net borrowings under our credit facility to partially fund the acquisition of WillowTree.
Comparison of Years Ended December 31, 2023 and 2022. We used cash from financing activities of $443 million during the year ended December 31, 2023, compared to $300 million in the prior year, which was primarily due to net borrowings under our credit facility to partially fund the acquisition of WillowTree, partially offset by higher cash interest paid.

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
Net Debt and Adjusted EBITDA, both as per our credit agreement, are non-GAAP financial measures used to calculate our leverage ratio debt covenant (Net Debt to Adjusted EBITDA Leverage Ratio, a non-GAAP ratio), as presented below. We seek to maintain a Net Debt to Adjusted EBITDA Leverage Ratio in the range of 2-3x. As at December 31, 2024, our Net Debt to Adjusted EBITDA Leverage Ratio was 3.2x. We may deviate from our target Net Debt to Adjusted EBITDA Leverage Ratio to pursue acquisitions and other strategic opportunities that may require us to borrow additional funds and, additionally, our ability to maintain this targeted ratio depends on our ability to continue to grow our business, general economic conditions, industry trends and other factors.
The following table presents a calculation of our Net Debt to Adjusted EBITDA Leverage Ratio as at December 31, 2024 and 2023:

	December 31
As at (millions, except for ratio)	2024	2023
Outstanding credit facility	$1,284	$1,463
Contingent facility utilization	7	7
Liability related to provisions for written put options(1)	—	68
Net derivative liabilities	2	—
Cash balance(2)	(150)	(127)
Net Debt as per credit agreement	$1,143	$1,411
Adjusted EBITDA(3) (trailing 12 months)	$481	$582
Adjustments required as per credit agreement	$(124)	$(84)
Net Debt to Adjusted EBITDA Leverage Ratio as per credit agreement	3.2	2.8
_________________________________________________
(1)Reflects the undiscounted amount payable in cash on the estimated provisions for written put options arising from our acquisition of WillowTree. During the second quarter of 2024, we amended the provisions for written put options and eliminated the requirement to settle a portion in cash. See Note 15—Provisions in the notes to the audited consolidated financial statements as at and for the year ended December 31, 2024, included in this Annual Report.
(2)Maximum cash balance permitted as a reduction to net debt, as per the credit agreement, was $150 million as at December 31, 2024 and 2023.
(3)Adjusted EBITDA is a non-GAAP financial measure, see section “—Non-GAAP Financial Measures and Non-GAAP Ratios” for more information.

Capital Expenditures

	Years Ended December 31
(millions)	2024	2023	2022
Capital expenditures	$104	$93	$104
Comparison of Years Ended December 31, 2024 and 2023. Capital expenditures increased $11 million, or 12%, to $104 million for the year ended December 31, 2024, compared to the year ended December 31, 2023. The increase was primarily driven by higher investments in our digital solutions business and AI Data Solutions, as well as the expansion of operations in Africa.
Comparison of Years Ended December 31, 2023 and 2022. Capital expenditures decreased $11 million, or 11%, to $93 million for the year ended December 31, 2023. The decrease was primarily due to lower expenditures on facility build-outs along with lower capital investments to align with customer demand.
Contractual Obligations
Our principal sources of liquidity are cash generated from operations, our available credit facility, and to a lesser extent, our cash and cash equivalents. For the year ended December 31, 2024, our cash provided by operations was $517 million. As of December 31, 2024, available borrowings under the revolving credit facility of our amended credit facility were $611 million, and our cash and cash equivalents of $174 million.
Our primary uses of liquidity are cash used in our normal business operations such as employee compensation expense, goods and services purchased, and working capital requirements. In addition, we are required to meet the payment obligations under our credit facility and lease agreements. We expect that our cash flow from operations and our available cash and cash equivalents (including the revolving component of our credit facility) will be sufficient to meet our ongoing cash flow needs and operating requirements. The expected maturities of our undiscounted financial liabilities, excluding long-term-debt, do not differ significantly from the contractual maturities, other than as noted below. The contractual maturities of our undiscounted financial liabilities, as at December 31, 2024, including interest thereon (where applicable), are as set out in the following table:

	Non-derivative				Derivative
			Composite long-term debt		Currency swap agreement amounts to be exchanged
Year (millions)	Non- interest bearing financial liabilities	Due to affiliated companies	Long-term debt, excluding leases	Leases	(Receive)	Pay	Total
2025	$365	$231	$143	$82	$(161)	$151	$811
2026	109	—	139	71	(42)	31	308
2027	81	—	137	57	(41)	30	264
2028	54	—	1,104	42	(342)	325	1,183
2029	11	—	—	36	—	—	47
Thereafter	—	—	—	51	—	—	51
Total	$620	$231	$1,523	$339	$(586)	$537	$2,664
Off-Balance Sheet Arrangements
We do not have any material obligations under guarantee contracts or other contractual arrangements other than as disclosed in Note 18—Contingent liabilities in the notes to the audited consolidated financial statements for the year ended December 31, 2024, included in this Annual Report. We have not entered into any transactions with unconsolidated entities where we have financial guarantees, subordinated retained interests, derivative instruments, or other contingent arrangements that expose us to material continuing risks, contingent liabilities, or any other obligation under a variable interest in an unconsolidated entity that provides financing, liquidity, market risk, or credit risk support to us, or engages in leasing, hedging, or research and development services with us.

C.Research and Development, Patents and Licenses, etc.
See “Item 4B—Business Overview” and “Item 5A—Operating Results”.
D.Trend Information
See “Item 5A—Operating Results” for recent financial trends.
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
To grow our revenue, we seek to continue to increase the number and scope of service offerings we provide to our existing clients. In addition, our continued revenue growth will depend on our ability to win new clients. We seek to partner with prospective clients that value premium digital and customer experience solutions and services.
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
Our Ability to Attract and Retain Talent
As at December 31, 2024, we had over 78,000 team members located across 31 countries in various geographic regions, servicing clients in over 50 languages. In addition, AI Data Solutions is supported by a community of over one million crowdsourced contractors that are geographically dispersed across the globe.
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
Impact of Inflation and Interest Rates
The global economy remains in a period of uncertainty with respect to inflation, interest rates and slower economic growth. Some regions may experience a recessionary period and we cannot predict where or how long such conditions may last or what their ultimate impact may be on our business. Global economic conditions may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our clients, increase the cost of borrowing and cause credit to become more limited, limit our ability to access financing or increase our cost of financing to meet liquidity needs or fund acquisitions, and affect the ability of our clients to use credit to purchase our services or to make timely payments to us, all of which could have a material adverse effect on our business, financial condition, financial performance and cash flows. Changes in the general level of economic activity, such as decreases in business and consumer spending, could result in pricing pressure on our services and a decrease or delay in demand for the products and services that our clients provide to their customers, and in turn, our clients’ demand for our own services. In addition, because the majority of our costs are fixed in the short-term, we may experience a temporary delay in our ability to immediately right-size our cost structure in response to lower client demand. During the year ended December 31, 2024, certain of our clients cut their costs or reduced their spend with us, which resulted in reductions and delays in demand for our services, as well as delays in converting opportunities into spend commitments and pricing pressure, all of which reduced, and could continue to reduce, our revenues and profitability. We cannot predict the ultimate duration or scale of such demand reductions, delays and reduced growth from new clients, or the ultimate impact of these factors on our business. Continued reduction, pricing pressure or delay in demand from existing or potential clients could continue to reduce our revenue and profitability and factor into our decisions on workforce management.
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
Industry Trends
The industry trends affecting us and that may have an impact on our future performance and financial performance include the trends described in “Item 4B—Business Overview”.
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
Foreign Currency Fluctuations
While our primary operating currency is the U.S. dollar, we are also party to revenue contracts denominated in the European euro and other currencies and a significant portion of our operating expenses are incurred in currencies other than the U.S. dollar. Movements in the exchange rates between the U.S. dollar and these other currencies have an impact on our financial results. The tables below outline revenue and expenses by currency and the percentage of each of the total revenue and operating expenses for each period.

	Years Ended December 31
	2024		2023		2022

(millions, except percentages)	Revenue	% of total	Revenue	% of total	Revenue	% of total
U.S. dollar	$1,933	73%	$1,911	70%	$1,608	65%
European euro	570	21%	614	23%	695	28%
Canadian dollar	136	5%	140	5%	119	5%
Other	19	1%	43	2%	46	2%
Total Revenue	$2,658	100%	$2,708	100%	$2,468	100%

	Years Ended December 31
	2024		2023		2022

(millions, except percentages)	Expenses	% of total	Expenses	% of total	Expenses	% of total
U.S. dollar	$984	38%	$1,008	39%	$809	37%
European euro	391	15%	418	17%	413	19%
Philippine peso	299	11%	293	12%	266	12%
Canadian dollar	265	10%	246	10%	221	10%
Other(1)	667	26%	560	22%	475	22%
Total Operating Expenses	$2,606	100%	$2,525	100%	$2,184	100%
_____________________________________________________________
(1)Includes currencies such as the Guatemalan quetzal, Bulgarian lev, Romanian leu, Indian rupee and Turkish lira, among others.
The following table presents information on the average foreign exchange rates between the U.S. dollars and the key currencies to which we have exposure over the last three years:

	Years Ended December 31
	2024	2023	2022
European euro to U.S. dollar	1.0815	1.0813	1.0515
Philippine peso to U.S. dollar	0.0175	0.0180	0.0184
Canadian dollar to U.S. dollar	0.7299	0.7410	0.7683
E.Critical Accounting Estimates
Not applicable.

ITEM 6   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.Directors and Senior Management
The following table sets forth certain information regarding our directors and executive officers as at the date of this Annual Report. Non-management directors are subject to term limits of 15 years. The business address for our directors and executive officers is Floor 5, 510 West Georgia Street, Vancouver, British Columbia, V6B 0M3.

Name	Province/State and Country of Residence	Age	Position
Jason Macdonnell	British Columbia, Canada	55	Acting Chief Executive Officer, Chief Operating Officer and President, Customer Experience
Tobias Dengel	Virginia, United States	54	President of Digital Solutions
Gopi Chande	British Columbia, Canada	49	Chief Financial Officer
Michel Belec	British Columbia, Canada	62	Chief Legal Officer & Corporate Secretary
Monty Hamilton	Victoria, Australia	54	Chief Product & Marketing Officer
Brian Hannon	Dublin, Ireland	46	Chief Growth Officer
Michael Ringman	Colorado, United States	54	Chief Information Officer
Andrea Clayton	Texas, United States	46	Chief Human Resources Officer
Darren Entwistle	British Columbia, Canada	62	Chair and Director
Jeffrey Puritt	Nevada, United States	61	Executive Vice Chair and Director
Josh Blair	British Columbia, Canada	51	Lead Director
Madhuri Andrews	Texas, United States	57	Director
Olin Anton	British Columbia, Canada	71	Director
Navin Arora	Alberta, Canada	53	Director
Doug French	Ontario, Canada	59	Director
Tony Geheran	British Columbia, Canada	62	Director
Sue Paish	British Columbia, Canada	66	Director
Carolyn Slaski	Florida, United States	62	Director
Sandra Stuart	British Columbia, Canada	61	Director
For a description of TELUS’s right to nominate designees to our Board, see “Item7B—Related Party Transactions—Our Relationship with TELUS—Shareholders’ Agreement”.

Our Executive Officers
Jason Macdonnell has served as our Acting Chief Executive Officer, and Chief Operating Officer of TELUS Digital and President, TELUS Digital Customer Experience since September 2024. Before joining TELUS Digital, he held a number of senior leadership roles at TELUS Communications Inc. Most recently, he concurrently led the operations for TELUS Consumer Solutions and TELUS Health Solutions and, previously, he was the President of TELUS Security and Automation. Prior to joining TELUS, Mr. Macdonnell worked at Boston Consulting Group from 2000 to 2003. He is currently a director on the board of British Columbia Technology Industry Association. Mr. Macdonnell holds a Bachelor of Commerce degree from the University of British Columbia and an MBA with Distinction from Ivey Business School at Western University.
Tobias Dengel has served as our President of Digital Solutions since September 2024, after joining us in January 2023 when WillowTree was acquired by TELUS Digital. Prior to that, Mr. Dengel co-founded WillowTree in 2009, and Leads.com in 2005. Mr. Dengel started his career at AOL Inc., holding various leadership roles, including General Manager of AOL, Local and Vice President of AOL International. In addition to serving on the board of WillowTree, Mr. Dengel also serves on the board of the Thomas Jefferson Foundation. Mr. Dengel holds a BSE in Finance (Wharton School) and a BSE in Systems Engineering, both from the University of Pennsylvania.

Gopi Chande has served as our Chief Financial Officer since March, 2024. Prior to joining TELUS Digital, Ms. Chande spent 14 years with TELUS, in increasingly senior leadership roles, including as Senior Vice-President Finance and Treasurer. Before that, Ms. Chande worked at KPMG in their audit and accounting advisory practices, and was the Controller at a multinational tech startup, E2Open, based in the Silicon Valley. Ms. Chande serves as Board member of the Mulgrave Independent School Society, and the BC Women’s Hospital Foundation. Ms. Chande holds a Bachelor of Business Administration from Simon Fraser University, and is an FCPA, FCA.
Michel Belec has served as our Chief Legal Officer and Corporate Secretary since 2016. He also supports our Governance Office and is principally responsible for our privacy functions worldwide. Prior to joining us, he served as Senior Vice President, Legal Services of TELUS and, prior to 1996, worked with Rogers Communications, Inc. Mr. Belec began his career as an associate at Fasken Martineau. He holds a Bachelor’s degree from Simon Fraser University and a Bachelor of Laws degree from Osgoode Hall Law School. Mr. Belec has completed various executive training programs and hosted numerous induction and learning programs both in and outside of TELUS Digital.
Monty Hamilton has served as our Chief Product & Marketing Officer since June 2024. Prior to this role, he served as Senior Vice President since June 2022, leading growth in strategic industries globally, including the Communications & Media sector. Before joining us, Mr. Hamilton served as Chief Digital Officer at TELUS from 2019 to 2022, where he spearheaded a major transformation towards humanized digital experiences. He brings over 25 years of experience in driving digital transformation globally, particularly in telecommunications and financial services. He held significant leadership roles prior to that, including as a partner at PricewaterhouseCoopers, Head of Digital at Telstra, co-founder of UBank, Head of Online at National Australia Bank and as a co-founder of Belong, Telstra's direct mobile and home internet business. Mr. Hamilton studied at The Australian Institute of Management and The Geelong College.
Brian Hannon has served as our Chief Growth Officer since March 2024. Prior to that, Mr. Hannon held a number of senior management positions with our company, including leading our Technology and Games and E-Commerce and Fintech verticals from 2021 to 2023, acting as our Interim Executive Commercial Lead from 2020 to 2021 and leading our Technology vertical from 2017 to 2020. He was also the Chief Commercial Officer for Voxpro Limited, which we acquired in 2017, from 2016 to 2020. Brian holds a Bachelor of Commerce and a Masters of Business Studies from University College Dublin and a dual Global Executive Masters of Business Administration from the London Business School and Columbia University’s Business School.
Michael Ringman has served as our Chief Information Officer since May 2012. Prior to joining us, he served as Vice President of Global Infrastructure of TeleTech Holdings Inc. from 2004 to 2012 and as its Director Converged Communications from 2002 to 2004. Prior to his time at TeleTech Holdings Inc., he was a Network Consultant at IBM Global Services from 1996 to 2000. Mr. Ringman holds a Bachelors degree in Science and a Masters of Sciences in Telecommunications degree from the University of Colorado Boulder.
Andrea Clayton has served as our Chief Human Resources Officer since January 2025. Prior to that, she held senior leadership roles at various Fortune 500 organizations, including General Electric, Zimmer Bionet, Vista Equity Partners and Thrive Pet Healthcare, culminating in her most recent role as Chief People Officer at Appen from 2022 to 2025. Ms. Clayton holds a Bachelor of Arts degree in International Management and Masters of Business Administration (MBA), both from Texas A&M University.
Our Directors
Darren Entwistle was elected to the Board on May 20, 2022, and serves as chair of the Board (Chair). Mr. Entwistle joined our parent company, TELUS, in 2000 as President and Chief Executive Officer and advanced TELUS’ global leadership through the establishment of TELUS Digital in 2005. He is also a member of the Board of Directors for TELUS. He holds a Bachelor of Economics (Honours) from Concordia University, an MBA (Finance) from McGill University and a Diploma in Network Engineering from the University of Toronto. Mr. Entwistle has also received Honorary Doctorates of Law from McGill University, Concordia University, the University of Alberta and the University of Victoria. He is an Honorary Fellow of the Royal Conservatory and is a Member of the Order of Canada.
Jeffrey Puritt was appointed as Executive Vice Chair of the Board (Vice-Chair) on September 3, 2024, after having served as our President and Chief Executive Officer since 2016, when he also became a member of our Board and was appointed to serve as an Executive Vice President of TELUS Communications Inc. Prior to that, Mr. Puritt joined TELUS in 2001, where he held progressively senior leadership positions across Finance and Administration, IP Applications Business Development, New Product and Service Development, Ventures and Mergers and Acquisitions. Mr. Puritt has led TELUS Digital since 2008. Mr. Puritt serves on the board of directors for AGS Health. He also served as the honorary chair for a not-for-profit organization that has pioneered the integration of youth with disabilities into the mainstream of society, from 2011 to

2016. Mr. Puritt holds a Bachelor of Arts degree from York University and a Bachelor of Laws degree from Osgoode Hall Law School.
Josh Blair was elected to the Board on June 1, 2016, and serves as Lead Director of the Board and chair of the Human Resources Committee. He has been the Co-Founder and Chief Executive Officer of Impro.AI since 2020. Additionally, Mr. Blair is a Partner at Esplanade Ventures. From 1995 to 2019, Mr. Blair held increasingly senior leadership roles at TELUS, including Group President from 2014 to 2019, where he oversaw TELUS Digital, TELUS Health, TELUS Business, TELUS Agriculture and TELUS Ventures. He has also served as the chair of the board and of the nomination and compensation committee for Straive since 2022, as well as the chair of the board of West Coast Sober Living Society since 2023. Mr. Blair has also served on the boards of several organizations, including Neighbourly Pharmacy (TSX: NBLY) from 2021 to 2024, where he was chair of the nomination, governance and compensation committee; Carebook (TSXV: CRBK) from 2020 to 2023, where he served as vice chair of the board and chair of the audit committee; and the University of Victoria from 2021 to 2023, where he was chair of the audit committee from 2022 to 2023. Mr. Blair holds a Bachelor’s Degree in Electrical Engineering from the University of Victoria and completed the Executive Program at the Smith School of Business at Queen’s University. In 2021, the University of Victoria awarded him an honorary doctorate degree in recognition of his career achievements as well as his community contributions.
Madhuri Andrews joined the Board on March 9, 2023, and is a member of both the Audit Committee and Governance and Nominating Committee. Ms. Andrews is currently the Executive Vice President and Chief Information Officer of MKS Instruments (NASDAQ: MKSI). Previously, she was Executive Vice President of Jacobs (NYSE: J), which she joined in 2018 as the Chief Digital and Information Officer. Prior to that, Ms. Andrews held roles as the CIO for Dyncorp International, CIO and VP of Information Technology for Trinity Industries (NYSE: TRN), and Executive Director of Information Technology for STMicroelectronics (NYSE: STM) and Maxim Integrated Products (now NYSE: ADI). Ms. Andrews has also served on the board of Applied Industrial Technologies (NYSE: AIT) since 2019, where she is a member of its audit and governance and sustainability committees. Additionally, she has served as chair of the digital and sustainability committee of Wash Companies since 2021. Ms. Andrews holds an Executive Business Management Certificate from the University of Texas and Bachelor of Science degrees in Aerospace and Mechanical Engineering from Northrop University in Los Angeles, California.
Olin Anton joined the Board on January 19, 2021, and serves as chair of the Audit Committee. Mr. Anton spent his career in professional practice as a Chartered Accountant and later as a Chartered Professional Accountant, CA. He was a partner at Deloitte LLP from 2002 to 2016, where he served as head of the British Columbia audit practice starting in 2013, managing partner of the Vancouver office from 2012 to 2013 and head of the Vancouver audit function from 2004 to 2012. Mr. Anton retired from Deloitte LLP in 2016. Mr. Anton began his career at Arthur Andersen LLP, where he joined in 1976, became a partner in 1988 and served as head of its audit practice until 2002, when he joined Deloitte LLP. Mr. Anton has served on the board of Junior Achievement of British Columbia since 2019, where he is a member of their development committee and vice-chair of the board. Additionally, he has served on the board of the Vancouver Public Library Foundation since 2018, and as chair of the board since 2020. Mr. Anton holds Bachelor of Science and Bachelor of Commerce degrees from the University of Saskatchewan. He is a Fellow Chartered Professional Accountant and a U.S. Certified Public Accountant.

Navin Arora joined the Board on January 5, 2023, and is a member of the Governance and Nominating Committee. He joined our parent company, TELUS, in 1999 and currently holds the position of Executive Vice President, TELUS, and President, TELUS Business Solutions, TELUS Health, TELUS Agriculture & Consumer Goods, and TELUS Partner Solutions. Since joining TELUS, Mr. Arora has held increasingly senior leadership roles across various parts of the organization, including Business Solutions, Partner Solutions, Consumer, and Technology and Operations. He currently serves as vice-chair of TELUS’ Calgary Community board, vice chair of the human resources committee of the board of Calgary Economic Development, and as a member of the Canadian Chamber of Commerce Western Executive Council. He is also a member of the Business Council of Alberta. Mr. Arora holds a Bachelor of Science degree in Psychology from the University of Alberta and a Master’s Certificate in Project Management from George Washington University.

Doug French was elected to the Board on September 23, 2020, and served as a member of the Audit Committee in 2021. Since 1996, Mr. French has held increasingly senior roles at TELUS and has been serving as Executive Vice President and Chief Financial Officer since May 2016. Mr. French began his career as a Chartered Professional Accountant at Ernst and Young, before joining Clearnet, a predecessor company to TELUS. Mr. French has also served on the board of The Vancouver Symphony Society from 2019 to 2021, the International Accounting Standards Global Preparers Forum from 2016 to 2022, and the Business Council of British Columbia from 2017 to 2023. He was also a member of the board of The Prince’s Accounting for Sustainability Project until 2023. Mr. French holds a Bachelor of Arts (Honours) in Special Economics and Commerce from the University of Toronto and is an FCPA.

Tony Geheran was elected to the Board on May 13, 2020, and served as the chair of the Governance and Nominating Committee from 2020 to 2024. He previously held increasingly senior leadership roles at TELUS beginning in 2001, including Senior Vice President from 2013 to 2015, Executive Vice President and President of Broadband Networks from 2015 to 2018, Executive Vice President and Chief Customer Officer from 2018 to 2021, and Executive Vice President and Chief Operations Officer from 2021 to 2024. Prior to joining TELUS, Mr. Geheran worked at Cable and Wireless Ireland and Cable and Wireless Communications. He holds a Diploma in International Marketing from the Cranfield School of Management, a Certificate in Business Administration from The Open University and received his Professional Qualifications in Mechanical and Electrical Engineering while serving in the Royal Navy.
Sue Paish was elected to the Board on May 2, 2021, and is a member of the Human Resources Committee. Ms. Paish is currently Chief Executive Officer of Digital Innovation Cluster, a position she has held since 2018. Prior to her current role, Ms. Paish served as President and Chief Executive Officer of LifeLabs Medical Laboratory Services from 2008 to 2017 and as Chief Executive Officer of Pharmasave Drugs (National) Ltd. from 2004 until 2012. She also served as Managing Partner of the law firm Fasken from 2000 to 2006, and practiced law there from 1983 to 2006. Ms. Paish has served on the board of Canadian Tire Corporation (TSX: CTC.A) since 2023, where she is as a member of the management resources and compensation committee. She has served on the boards of NEXUS Water since 2024, where she is a member of the people and remuneration committee, Northland Properties since 2022, where she is a member of the succession planning committee and Own the Podium since 2018, where she serves on the governance committee. She previously served on the board of Canexia Health from 2016 to 2023, where she was the chair. Ms. Paish holds a Bachelor of Commerce and a Bachelor of Laws from The University of British Columbia.

Carolyn Slaski was elected to the Board on July 2, 2021, and is a member of both the Audit Committee and Human Resources Committee. Prior to her retirement from EY LLP in 2021, Ms. Slaski served as the Americas and US Vice-Chair of Talent from 2015 to 2021. Previously, Ms. Slaski was a Senior Audit Partner from 1984 to 2021 and, during that time, also served as the East Region Assurance Managing Partner from 2013 to 2015, New Jersey Office Managing Partner and Market Segment Leader from 2010 to 2013 and European Client Service Partner and Capital Markets Leader from 2002 to 2005. Ms. Slaski has served on the board of Charter Communications, Inc. (NASDAQ:CHTR) since 2023, where she is a member of the audit committee. She has also served on the boards of Liberty Science Center from 2010 to 2023, where she was a member of the nominating and development committee from 2015 to 2023, and College for Every Student from 2017 to 2021, where she was a member of the development committee. Ms. Slaski holds a Bachelor of Arts in Economics (Honors) from Rutgers University, a Certified Public Accountant certification and has completed EY’s Strategic Leadership Program by Harvard University.

Sandra Stuart was elected to the Board on September 25, 2021, serves as the Chair of our Governance an Nominating Committee and is a member of our Audit Committee. Ms. Stuart previously served in increasingly senior leadership roles at HSBC Canada beginning in 2010, including as Chief Executive Officer from 2015 to 2020 and as Chief Operating Officer from 2010 to 2015. She has served as a member of the environment, health and safety and governance and sustainability committees for Canfor Corporation (TSX: CFP) and Canfor Pulp (TSX: CFX) since 2021, as well as a trustee and chair of the audit committee for DRI Healthcare Trust (TSX: DHT.UN/DHT.U) 2021. She has also served on the board of the Bank of Nova Scotia (TSX: BNS) since 2023, where she is a member of the governance and risk committees. Ms. Stuart holds a Bachelor of Business and Economics degree from Simon Fraser University and has completed executive management courses through Harvard Business School and IMD International Business School.

B.Compensation
Overview
The following discussion of our executive compensation program includes information relating to our philosophy and approach to executive compensation, the methodologies and market research we use in determining compensation and the actual compensation earned by our named executive officers (NEOs) for their 2024 performance. The NEOs consist of (a) all individuals serving as our principal executive officer or acting in a similar capacity during fiscal 2024, regardless of compensation level, (b) all individuals serving as our principal financial officer or acting in a similar capacity during fiscal 2024, regardless of compensation level, (c) our three most highly compensated executive officers other than the principal executive officer and principal financial officer who were serving as executive officers at the end of fiscal 2024, and (d) up to two additional individuals for whom disclosure would have been provided pursuant to (c), but for the fact that the individual was not serving as an executive officer of the Company at the end of fiscal 2024.
For 2024, our NEOs are:
•Jason Macdonnell, Acting Chief Executive Officer (CEO);
•Gopi Chande, Chief Financial Officer (CFO);
•Michel Belec, Chief Legal Officer (CLO);
•Michael Ringman, Chief Information Officer (CIO);
•Brian Hannon, Chief Growth Officer (CGO);
•Jeff Puritt, former President and Chief Executive Officer (FCEO)(1);
•Vanessa Kanu, former Chief Financial Officer (FCFO)(2); and
•Marilyn Tyfting, former Chief Human Resources Officer (FCHRO)(3).
_______________________________
(1) Mr. Puritt’s employment as President and Chief Executive Officer terminated effective September 3, 2024. Following the separation date, Mr. Puritt continued to serve on the board of directors as Executive Vice Chair.
(2) Ms. Kanu’s employment as Chief Financial Officer terminated effective March 31, 2024.
(3) Ms. Tyfting’s employment as Chief Human Resources Officer terminated effective October 11, 2024, and is considered an NEO for fiscal 2024 by virtue of her compensation.
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
•
Pay for performance—Our performance metrics are well communicated and regularly monitored through the corporate scorecard, see “—TELUS Digital Performance Bonus Program—Methodology—Step 1”, and include short- and long-term performance measures to align performance with business objectives. Additionally,70% to 80% of the TELUS Digital Performance Bonus Program payments are based on corporate performance.
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

•
Robust share ownership requirements—In place for our executives with respect to Company shares granted under the Omnibus Long-Term Incentive Plan (7x base salary for the chief executive officer and 3x base salary for the Acting CEO and other NEOs, within five years of hire or promotion), and for our non-employee directors (at 5x the annual cash retainer portion of each director’s annual compensation within five years of their initial election), and the additional holding periods applicable to certain awards granted to our FCEO, as described in “— Summary of NEO Employment and Separation Agreements”.
	•	Caps on payouts—Equity incentive awards are generally capped at 200% to avoid excessive payouts and are in line with market practices.

WHAT WE DO NOT DO
•	Generally, maintain or reduce performance target levels for incentive plans. Steadily increasing performance levels must be achieved to realize payouts year after year.	•	Guarantee a minimum level of vesting for our long-term incentives.
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

    In connection with our initial public offering, our Board adopted the 2021 Omnibus Long-Term Incentive Plan (2021 LTIP), under which it granted equity awards to our NEOs at our initial public offering price. The 2021 LTIP is also used to grant annual LTI awards. LTI awards for performance year 2024, granted in the form of restricted share units (RSUs), performance share units (PSUs) and/or options (Options), as well as grants of RSUs and options (Options) that were granted in connection with and prior to our initial public offering, result in a laddered vesting schedule for each award, rather than one-time vesting of all outstanding awards on a specified date which can result in larger, sporadic settlements. The LTI awards are 100% equity-settled. For information about the 2021 LTIP and equity compensation programs that we implemented in connection with our initial public offering, please see “—Company Equity-Based Compensation Plans at a Glance.”

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

The chief executive officer and the other NEOs’ annual performance bonuses are evaluated by assessing the Company’s performance, which is based on a combination of corporate scorecards, and individual performance. Performance bonus metrics are part of a multi-year business plan and are aligned with our longer-term goals. 50% of our 2024 LTI awards took the form of PSUs to align management with shareholders’ interests while incentivizing management to achieve performance targets based on corporate performance objectives tied to earnings per share and revenue growth. The other 50% of our 2024 LTI awards are in the form of RSUs that are subject to service-vesting conditions to incentivize management retention.
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
Board Oversight and Compensation Governance
Our executive compensation governance protects the peer relationships among the members of our Board and TELUS, our controlling shareholder. Under our board policy manual, dated February 7, 2025, and currently in effect (Board Policy Manual), which describes the terms of reference for various Company governance functions, the Human Resources Committee has the authority to develop the Company’s philosophy and guidelines on executive compensation, oversee succession-planning and review and approve certain compensation and performance-rating decisions.

In 2024, the Board Policy Manual set forth our governance policies around executive compensation as follows:
Our Board had the following responsibilities:
•reporting annually to shareholders on the key strategic objectives of the Company and how the Company’s approach to executive compensation is designed to motivate management to achieve these strategic objectives;
•appoint and replace the chief executive officer (subject to the Company’s shareholder agreement), which responsibility the Board has delegated to the TELUS chief executive officer;
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
As of December 31, 2024, the members of the Human Resources Committee were Mr. Blair, who chairs the committee, Ms. Paish and Ms. Slaski. Further information about the Human Resources Committee members can be found in “Item 6A—Directors and Senior Management—Our Directors,” and information about the current composition and responsibilities of the Human Resources Committee can be found in “Item 6C—Board Practices—Human Resources Committee.”
Compensation Consultant
The Human Resources Committee engaged an independent compensation consultant (Compensation Consultant) as a compensation consultant and advisor to the Board and management. Throughout 2024, the Compensation Consultant performed a variety of tasks for the Human Resources Committee, including reviewing the competitiveness of our executive and director compensation program and annual incentive and LTI program design.
Compensation Elements for the Chief Executive Officer and the Other NEOs in 2024
The key components of total direct compensation for the chief executive officer and the other NEOs are fixed-base salary, short-term performance bonuses (paid in cash to reward annual performance) and LTIs (paid in the form of equity awards consisting of RSUs, PSUs, and/or Options (all of which may be settled in equity) to promote retention and reward performance over the long term).
Benefits and perquisites, including retirement benefits, are also considered as part of the Company’s total compensation for the chief executive officer and the other NEOs. See “—Benefits and Perquisites” for more details.

Total Compensation at a Glance
The following table describes the components of total compensation that our NEOs have received for fiscal year 2024.

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
•Target ranged from 60% to 70% of base salary for the CEO and NEOs, and target of 150% base salary for the FCEO
•TELUS Digital Performance Bonus Program (PBP) tied to the performance of the NEO and the Company’s overall corporate performance, with corporate performance given 70% weighting and individual performance given 30% weighting for NEOs; and corporate performance given 80% weighting and individual performance given 20% weighting for the CEO and FCEO
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
Benefits and perquisites
•A competitive executive benefits program
•Company vehicle for the CEO, CFO and FCEO; vehicle allowance for the CLO and FCHRO, an annual allowance for the FCEO, and limited perquisites including contributions to the defined contribution plan and telecom benefits

Retirement benefits
•Benefits under TELUS’ Amended and Restated Pension Plan for Management and Professional Employees of TELUS (the DB Plan), a contributory, Canadian-registered defined benefit plan for our CEO, CFO, CLO, FCEO and FCHRO, benefits under the Supplemental Retirement Arrangement for Designated Executives of TELUS (SRA) consistent with market practice for Canadian executives for our CEO and FCEO, benefits under the SERP, which is a supplemental pension benefit plan that provides benefits to retired members in addition to the pension income provided under the DB Plan for our CLO, and benefits under TELUS’ Supplementary Employee Retirement Plan for Vice Presidents and Certain Other Designated Employees (SERP 2020) for our CFO and FCHRO. Our FCEO and FCHRO also have retirement benefits in the TELUS Supplementary Savings Plan (Savings Plan) (a nonqualified after-tax account), but no longer contribute to the Savings Plan. These retirement programs are further described in “—TELUS Retirement Plan Benefits.”
•Competitive 401(k) plan with Company match for US executives, including the CIO and a competitive Defined Contribution Scheme with Company match for Ireland executives, including the CGO.

2024 Approach to Compensation
Base Salary Methodology
During 2024, the Human Resources Committee considered and approved the chief executive officer’s annual base salary. Mr. Blair, our Lead Director and the chair of our Human Resources Committee, has been delegated the authority by our Board to approve any changes in base salary for members of the executive leadership team.
We set our base salary range midpoints at the 50th percentile of a comparator group. As part of its annual pay assessment for 2024, the Human Resources Committee reviewed competitive pay data prepared by the Compensation Consultant. We then made adjustments to individual base salaries that we considered appropriate to recognize the executives’ varying levels of responsibility, prior experience, breadth of knowledge, overall individual performance and internal equity, as well as the pay practices of companies in a comparator group.

As required pursuant to the Board Policy Manual, the Human Resources Committee has reviewed and approved the chief executive officer’s compensation based on the Human Resources Committee’s assessment of the chief executive officer’s performance.
At-Risk Incentive Pay Components
At-risk incentive pay consists of:
•annual performance bonus (paid in cash); and
•long-term incentives (in the form of RSUs, PSUs, and/or Options).
The following outlines our approach in determining and delivering these at-risk incentive pay components.
At-Risk Pay: Annual Performance Bonus
The annual performance bonus for NEOs is determined pursuant to the PBP. A summary of the terms of the PBP follows.
TELUS Digital Performance Bonus Program
Methodology
The PBP is designed to reward the achievement of business objectives in the short-term by providing immediate income in cash. For 2024, this component of at-risk pay was calculated for NEOs based on individual (30%) and corporate (70%) performance (for the CEO and FCEO, the breakdown is individual (20%) and corporate (80%) performance) to better reflect affordability and our continued focus on funding strategic investments. In 2024, the annual performance targets for the NEOs ranged from 60% to 70% of base salary, and the FCEO’s annual performance bonus target was equal to 150% of base salary. For 2024, each executive’s annual target performance bonus under the PBP was set using the following formula. Each element in the formula is explained in the steps outlined below:

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

The Company’s corporate performance is measured through the results of our corporate scorecard, which is determined after the end of a performance year by rating the extent to which we have met or exceeded our targets for each metric set at the start of the year. Our 2024 metrics measured achievements in the following areas: Team, Customers First, and Profitable Growth & Efficiency. See below table on the 2024 corporate scorecard metrics. For further information regarding the 2024 performance metrics, see “—Non-GAAP Financial Measures and Non-GAAP Ratios”.

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
During the year, results and/or targets may be adjusted to normalize for one-time events or other unique circumstances. In accordance with the adjustment process, the chief executive officer, chief financial officer, and chief human resource officer collectively review and approve all adjustments proposed by management.
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
Step 3: Calculate the annual performance bonus based on the above payout formula
Based on an assessment and recommendation from the chief executive officer, the Human Resources Committee then reviews each NEO’s performance and determines an individual multiplier, and along with the related multiplier in the Company corporate balanced scorecard, approves the annual performance bonus under the PBP for each NEO using the formula in this section. The Human Resources Committee, with input from the chair of the Board due to the peer relationships between our Company and TELUS, our controlling shareholder, assesses the personal performance of the chief executive officer and his leadership. Based on this assessment, the Human Resources Committee determines an individual multiplier and, along with the related multiplier in the Company corporate balanced scorecard, recommends to the Board for approval of the annual performance bonus under the PBP for the chief executive officer, based on the formula in this section.

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

2024 Long-Term Incentives

Our Human Resources Committee designed an executive compensation program to achieve the objectives described above under “Key Compensation Principles.” This includes the grant of annual equity awards by our Human Resources Committee, which are used to encourage an ownership culture and align management with stockholders’ interests.

On March 26, 2024, our Human Resources Committee approved long-term performance incentive awards for our executive leadership team, including our NEOs, and on September 16, 2024, for our CEO, which were granted under the 2021 LTIP. 50% of the equity granted to our executive leadership team was in the form of RSUs and 50% of the equity granted to our executive leadership team was in the form of PSUs. We believe the use of RSUs and PSUs align the compensation of the executive leadership team with stockholders’ interests. The value recognized by individuals with respect to these awards will depend on the Company’s stock price performance and, in the case of the PSUs, if certain performance targets are met within the performance period, as described below. The number of RSUs and PSUs granted were calculated based on the closing price per TIXT share on March 25, 2024, of $8.32 and on September 13, 2024, of $3.65. The RSUs generally vest 25% on each of the first two anniversaries and 50% on the third anniversary of the grant date, subject to continued employment through each applicable vesting date. The PSUs will cliff vest on the third anniversary of the grant date, subject to achievement of the following performance targets:
•50% of the PSUs will be earned based on the Company’s earnings per share compound annual growth rate during the performance period, which we refer to as EPS Growth CAGR; and

•50% of the PSUs will be earned based on the Company’s organic revenue compound annual growth rate during the performance period, calculated pursuant to IFRS Accounting Standards, which we refer to as Organic Revenue Growth CAGR.

In addition, on September 16, 2024, a grant of PSUs and Options were granted to the CFO and CGO who were selected for the TELUS Digital Passion for Growth Awards program. This unique and innovative initiative was created by the Chair of the Board and designed to engage, recognize and reward key leaders who are driving quality of service and innovation for our TELUS Digital clients, whilst simultaneously reinvigorating the potent revenue and EBITDA growth that our shareholders deserve and expect from us. The number of Options granted were calculated based on the Black Scholes value of $1.50 and will vest on the third anniversary of the grant date. The number of PSUs granted were calculated based on the closing price per TELUS Digital share on September 16, 2024, of $3.65. The PSUs will vest on the third anniversary of the grant date, subject to achievement of the following targets:
•one-third (⅓) of the PSUs will be earned each year of the performance period based on the Company’s actual performance level of adjusted EBITDA during each year of the performance period as compared to the target adjusted EBITDA
•the PSUs, for a period of 12 months after the Vesting Date, the Shares may not be transferred, pledged, sold or otherwise disposed of.

The RSUs and PSUs are subject to forfeiture if the applicable holder resigns from the company or is terminated with or without cause (as defined in the award agreement). In the event of death, the RSUs and PSUs will vest (in the case of PSUs, assuming target performance). In the event of disability or the holder’s qualifying retirement, the RSUs and PSUs will continue to vest in accordance with their original vesting schedule. On occasion where in the best interest of the Company, subject to approval of the chair of the Human Resources Committee and the execution of a full and final release agreement, vesting treatment for RSUs and PSUs may be modified upon separation.
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
The Human Resources Committee selected the following list of companies that would comprise of our peer group for 2024 compensation decisions:

Black Knight, Inc.	EPAM Systems, Inc.	Sabre Corp.	Verint Systems Inc.
Concentrix Corporation	Genpact Limited	TTEC Holdings, Inc.	WEX Inc.
Conduent Incorporated	Jack Henry & Associates, Inc.	Unisys Corporation
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

2024 Actual Compensation Mix (Percentage of Total Direct Compensation)(1)

		CEO(2)		Other NEOs
Compensation element	Provided as	Target	2024 actual	Target	2024 Actual
Base salary (fixed)	Cash	12%	7%	23%	21%
Allowances (fixed)	Cash	—	—	—	—
Annual Performance bonus (at-risk)	Cash	14%	9%	15%	9%
Long-term incentive (at-risk)	RSUs	40%	45%	31%	35%
Long-term incentive (at-risk)	PSUs	34%	38%	27%	30%
Long-term incentive (at-risk)	Options	—	—	4%	4%
______________________________________________
(1)Sum of percentages may not total 100% due to rounding.
(2)Includes CEO and FCEO.
2024 Actual Compensation
Base Salary Compensation
The annual base salaries that our NEOs were entitled to receive in respect of calendar year 2024, were as follows:

Name	2024 Annual Base Salary(1) ($)
Jason Macdonnell(2)	525,000
Gopi Chande(2)	420,000
Michel Belec(2)	385,000
Michael Ringman	425,000
Brian Hannon(3)	379,600
Jeff Puritt	850,000
Vanessa Kanu(2)	472,508
Marilyn Tyfting(2)	385,000
_________________________________________________
(1)Base salary amounts above are as of December 31, 2024. The actual amount of base salary paid to our NEOs are reflected in the “Summary Compensation Table” and may be different from the above as annual merit increases for 2024 took effect on April 1, 2024. Mr. Macdonnell and Ms. Chande were appointed to their positions effective September 3, 2024, and March 4, 2024, respectively.
(2)Base salary value converted from CAD $750,000 for Mr. Macdonnell; CAD $600,000 for Ms. Chande; CAD $550,000 for Mr. Belec and Ms. Tyfting; and CAD $675,012 for Ms. Kanu, to USD using the Bank of Canada exchange rate on December 31, 2024, of $0.70.
(3)Base salary value converted from EUR $365,000 to USD using the Federal Reserve Bank of New York exchange rate on December 31, 2024, of $1.04.
For more details about the actual amount of base salary paid to our NEOs in 2024, see “—Summary Compensation Table.”
2024 PBP Payouts
Each NEO’s annual performance bonuses were determined by applying the formulas outlined under the headings “—TELUS Digital Performance Bonus Program.” Specifically, the Human Resources Committee assesses the Company’s corporate performance against the corresponding targets, as measured by the corporate scorecards for the Company, and then applies the corporate scorecard and personal performance multiplier for each NEO to determine the payout. In 2024, the annual performance targets for the NEOs ranged from 60% to 70% of base salary, and the FCEO’s annual performance bonus target was equal to 150% of base salary.

Following its critical assessment of 2024 overall company performance, the human resources committee approved a corporate scorecard multiplier of 54% for the NEOs, including the CEO, and an individual multiplier ranging from 75% to 150%. Pursuant to Mr. Puritt’s and Ms. Tyfting’s separation agreements, 100% performance multipliers were applied.
Based on the above, each of our NEOs received the following amounts under the PBP for fiscal 2024.

Named Executive Officer	2024 PBP Payout
Jason Macdonnell (1)	71,465
Gopi Chande(1)	184,675
Michel Belec(1)	171,866
Michael Ringman	169,855
Brian Hannon(3)	151,979
Jeff Puritt(4)	886,546
Vanessa Kanu	—
Marilyn Tyfting(2)	212,120

_________________________________________________
(1)    This value is converted from CAD $102,094 for Mr. Macdonnell, CAD $263,821 for Ms. Chande, and CAD $245,522 for Mr. Belec, to USD using the Bank of Canada exchange rate on December 31, 2024, of $0.70.
(2)    Pursuant to Ms. Tyfting’s separation agreement, this amount was determined with 100% performance multipliers and the value converted from CAD $303,029 to USD, using the Bank of Canada exchange rate on December 31, 2024, of $0.70.
(3)    This value is converted from EUR 146,134 for Mr. Hannon to USD using the Federal Reserve Bank of New York exchange rate on December 31, 2024, of $1.04.
(4)    Pursuant to Mr. Puritt’s transition agreement, this amount was determined with 100% performance multipliers.

Long-Term Incentives

The individual grant values for each of our NEOs granted in March and September 2024 under the 2021 LTIP, including the threshold, target and maximum payout of PSUs, are set forth in the “Grants of Plan-Based Awards Table”, below.
Benefits and Perquisites
We provide our NEOs with a competitive benefits program that includes health and dental coverage, life, accident and critical illness insurance coverage, short-term and long-term disability coverage and health spending accounts as we do for all our employees. In addition, we offer our NEOs and all our employees the opportunity to purchase TELUS Digital shares at a 15% discount, through regular payroll deductions up to a maximum of $25,000 per year under the Company employee share purchase plan. We also offer Canadian executives who were participating in the TELUS employee share purchase plan before May 1, 2021, the opportunity to continue to participate in the TELUS employee share purchase plan and purchase TELUS shares through regular payroll deductions, with a match of currently 30% for Canadian executives to a maximum of 6% of base salary under the TELUS employee share purchase plan.
The use of perquisites is limited for our NEOs. Some of the perquisites we provide to our NEOs include (1) an executive health plan for Canadian executives; (2) a $25,000 annual allowance intended to cover financial and retirement counseling and other items, for our FCEO; (3) a vehicle for our CEO, CFO and FCEO; (4) a vehicle allowance for our CLO and FCHRO; (5) telecom benefits for the home (for work and personal use) for our Canadian executives, including our CEO, CFO, CLO, FCFO and FCHRO; and (6) a telephone concession. For information regarding the value of perquisites paid to our NEOs in 2024, see “—Summary Compensation Table”.
Our CEO and FCEO are entitled to benefits under the DB Plan and SRA pension plans consistent with market practice for TELUS Canadian executives, our CFO and FCHRO are entitled to participate in the DB Plan and SERP 2020. Our CLO is entitled to participate in the DB Plan and SERP. Our CIO in the United States is eligible to participate in the Company’s 401(k) plan and is entitled to receive an employer matching contribution. Our CGO in Ireland is eligible to participate in the Company’s Defined Contribution Scheme and is entitled to receive an employer matching contribution. For information regarding the value of retirement benefits paid to our NEOs in 2024, see “—Summary Compensation Table,” “—Pension Benefits” and “—TELUS Nonqualified After-Tax Account.”
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
In the circumstances described above, the board of directors of TELUS may cancel, or require the executive to repay to TELUS, all or part of the following compensation paid or awarded to the executive in respect of the financial year for which restated financial statements are required:
•the annual performance bonus;
•unvested Phantom Options, TELUS Digital Phantom RSUs and TELUS Phantom RSUs;
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

Position	Share Ownership Requirement
Chief Executive Officer	7x annual base salary
Other executive leadership team including Acting CEO(1)	3x annual base salary
(1)     Pursuant to our share ownership requirement guidelines, the Chief Executive Officer is required to hold shares equivalent to 7 times their annual base salary. Given the interim nature of the acting chief executive officer's appointment, Mr. Macdonnell's share ownership requirement is set at 3 times his base salary.

An executive must meet the requirement within five years of hire or promotion. We also require an executive who has not met the share ownership requirement to take 50% of net equity awards (after taxes) in shares for any equity vesting unless that executive is pursuing other means of meeting the share ownership requirement. The executive must also hold such shares until the requirement is met.

Furthermore, upon retirement, an executive must continue to hold a number of shares equal to the share ownership requirement for one year following retirement.

Tax and Accounting Considerations
In making compensation decisions, the impact of accounting implications and tax treatment of significant compensation decisions are considered. We account for equity-based payments with respect to our long-term equity incentive award programs in accordance with the requirements of IFRS Standards.
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
Summary Compensation Table
The following table summarizes the compensation earned by our NEOs for the years ending December 31, 2024, December 31, 2023 and December 31, 2022.

Name and Principal Position	Year	Salary ($)(1)		Bonus ($)		Stock Awards ($)(2)		Option Awards ($)	Non-Equity Incentive Plan Compensation ($)		Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)		All Other Compensation ($)		Total ($)
Jason Macdonnell	2024	161,540	(3)	—		888,066	(18)	—	71,465	(20)	2,639,700	(7)	7,092	(5)	3,767,863
Acting Chief Executive Officer	2023	—		—		—		—	—		—		—		0
	2022	—		—		—		—	—		—		—		0
Gopi Chande	2024	360,534	(3)	—		1,453,696	(19)	200,001	184,675	(20)	73,867	(11)	20,149	(5)	2,292,922
Chief Financial Officer	2023	—		—		—		—	—		—		—		0
	2022	—		—		—		—	—		—		—		0
Michel Belec	2024	375,589	(3)	—		1,436,377		—	171,866	(20)	(59,677)	(14)	24,508	(6)	1,948,663
Chief Legal Officer	2023	—		—		—		—	—		—		—		0
	2022	—		—		—		—	—		—		—		0
Michael Ringman	2024	417,789				987,018		—	169,855		—		17,250	(17)	1,591,912
Chief Information	2023	385,577		—		800,014		—	—		—		16,500		1,202,091
Officer	2022	340,039				700,020		—	142,816		—		16,832		1,199,707
Brian Hannon	2024	348,348	(4)	260,000	(9)	1,243,465		200,001	151,979	(21)	—		50,914	(10)	2,254,707
Chief Growth Officer	2023	—		—		—		—	—		—		—		—
	2022	—		—		—		—	—		—		—		—
Jeff Puritt	2024	612,327		—		7,771,170		—	886,546		986,730	(16)	79,014	(12)	10,335,787
Former President and Chief Executive Officer	2023	850,000		—		6,975,007		—	—		832,574		66,670		8,724,251
	2022	850,000		—		6,625,020		—	892,500		2,016,775		88,340		10,472,635
Vanessa Kanu	2024	132,302	(3)	—		—		—	—		—		3,012	(13)	135,314
Former Chief Financial Officer	2023	504,562		—		2,250,032		—	—		—		64,677		2,819,271
	2022	443,901		—		1,500,020		—	210,052		—		51,100		2,205,073
Marilyn Tyfting	2024	341,315	(3)	—		1,461,835		—	212,120	(20)	413,028	(15)	18,302	(8)	2,446,600
Former Chief Human	2023	374,369		—		1,000,028		—	—		272,802		26,960		1,674,159
Resources Officer	2022	336,483		—		1,000,013		—	160,028		1,853		26,342		1,524,719
_________________________________________________

(1)Actual base salary paid in 2024 differs from our NEO’s annual base salary because annual merit increases for 2024 took effect on April 1, 2024. Mr. Macdonnell, Ms. Chande, and Mr. Hannon, were appointed to their positions effective September 3, 2024, March 4, 2024, and March 1, 2024, respectively.
(2)The values set forth in the Stock Awards column for 2024 represent the aggregate grant date fair market value of RSUs and PSUs (at target) granted to the NEOs on March 1, 2024, March 26, 2024 and/or September 16, 2024, computed in accordance with IFRS Standards.
(3)With respect to Mr. Macdonnell, Ms. Chande, Mr. Belec, and Ms. Kanu’s base salary, the value is converted from CAD $230,772 for Mr. Macdonnell, CAD $515,049 for Ms. Chande, CAD $536,556 for Mr. Belec, CAD $487,593 for Ms. Tyfting, and CAD $189,003 for Ms. Kanu, to USD using the Bank of Canada exchange rate on December 31, 2024, of $0.70.
(4)With respect to Mr. Hannon’s base salary, the value is converted from EUR 334,950 to USD using the Federal Reserve Bank of New York exchange rate on December 31, 2024, of $1.04.
(5)For Mr. Macdonnell and Ms. Chande, all other compensation includes perquisites as follows: personal use of company vehicle, employer contributions under the TELUS Employee Share Purchase Plan, parking and telecommunications concessions (including gross-ups for applicable taxes) and an annual executive health assessment, which each such perquisite totals less than $25,000. The values were converted from CAD to USD using the Bank of Canada exchange rate on December 31, 2024, of $0.70.
(6)For Mr. Belec, all other compensation includes perquisites as follows: vehicle allowance, employer contributions under the TELUS Employee Share Purchase Plan, parking and telecommunications concessions (including gross-ups for applicable taxes) and an annual executive health assessment, which each such perquisite totals less than $25,000. The values were converted from CAD to USD using the Bank of Canada exchange rate on December 31, 2024, of $0.70.
(7)This value is converted from CAD $3,771,000 to USD using the Bank of Canada exchange rate on December 31, 2024, of $0.70 and reflects the actuarial increase in the present value of Mr. Macdonnell’s benefits under the DB Plan and the SRA. See “—TELUS Retirement Plan Benefits” for more information on the pension plan benefits and how such amounts are calculated.
(8)For Ms. Tyfting, all other compensation includes perquisites as follows: vehicle allowance, employer contributions under the TELUS Employee Share Purchase Plan, and telecommunications concessions (including gross-ups for applicable taxes), which each such perquisite totals less than $25,000. The values were converted from CAD to USD using the Bank of Canada exchange rate on December 31, 2024, of $0.70. Severance in the form of salary continuance in the amount of CAD $161,581 is not included.
(9)This value is converted from EUR 250,000 to USD using the Federal Reserve Bank of New York exchange rate on December 31, 2024, of $1.04.

(10)For Mr. Hannon, this includes the following amounts related to perquisites: EUR 43,844 for the employer matching contributions to the Company’s pension plan and EUR 5,112 for commissions. These values were converted from EUR to USD using the Federal Reserve Bank of New York exchange rate on December 31, 2024, of $1.04.

(11)This value is converted from CAD $105,524 to USD using the Bank of Canada exchange rate on December 31, 2024, of $0.70 and reflects the actuarial increase in the present value of Ms. Chande’s benefits under the DB Plan and the SERP 2020. See “—TELUS Retirement Plan Benefits” for more information on the pension plan benefits and how such amounts are calculated.
(12)For Mr. Puritt, this includes the following amounts: $1,912 taxable benefit for personal use of company vehicle, $25,000 for his annual financial and tax planning allowance pursuant to his employment agreement, and $52,102 for security and telecom benefits for the home. It does not include his severance payment of $1,700,000.
(13)For Ms. Kanu, all other compensation includes perquisites as follows: employer contributions under the TELUS Employee Share Purchase Plan, and telecommunications concessions (including gross-ups for applicable taxes), which each such perquisite totals less than $25,000. The values were converted from CAD to USD using the Bank of Canada exchange rate on December 31, 2024, of $0.70.
(14)This value is converted from CAD $(85,253) to USD using the Bank of Canada exchange rate on December 31, 2024, of $0.70, and reflects the actuarial decrease in the present value of Mr. Belec’s benefits under the DB Plan and the SERP. See “—TELUS Retirement Plan Benefits” for more information on the pension plan benefits and how such amounts are calculated.
(15)This value is converted from CAD $590,040 to USD using the Bank of Canada exchange rate on December 31, 2024, of $0.70, and reflects the actuarial increase in the present value of Ms. Tyfting’s benefits under the DB Plan and the

SERP 2020. See “—TELUS Retirement Plan Benefits” for more information on the pension plan benefits and how such amounts are calculated.
(16)This value includes the actuarial increase in the present value of Mr. Puritt’s benefit under the DB Plan that is converted from CAD $(27,457) to USD using the Bank of Canada exchange rate on December 31, 2024 of $0.70, and the actuarial increase in the present value of his benefits under the SRA and the JP SRA which are paid in USD. See “—TELUS Retirement Plan Benefits” for more information on the pension plan benefits and how such amounts are calculated.
(17)For Mr. Ringman, all other compensation includes perquisites as follows: employer matching contributions to the Company’s 401(k) plan, which each such perquisite totals less than $25,000.
(18)This value represent the aggregate grant date fair market value of TELUS’ RSUs, performance-contingent RSUs (at target), and MPSUs granted on February 23, 2024; and TELUS Digital RSUs and PSUs (at target) granted on September 16, 2024 to Mr. Macdonnell, computed in accordance with IFRS Standards.
(19)This value represent the aggregate grant date fair market value of TELUS’ RSUs, performance-contingent RSUs (at target), and MPSUs granted on February 23, 2024, and TELUS Digital RSUs and PSUs (at target) granted to Ms. Chande on March 26, 2024 and September 16, 2024, computed in accordance with IFRS Standards.
(20)With respect to Mr. Macdonnell, Ms. Chande, Mr. Belec, and Ms. Tyfting’s performance bonus, the value is converted from CAD $102,094 for Mr. Macdonnell, CAD $263,821 for Ms. Chande, CAD $245,522 for Mr. Belec, and CAD $303,029 for Ms. Tyfting, to USD using the Bank of Canada exchange rate on December 31, 2024, of $0.70.
(21)With respect to Mr. Hannon’s performance bonus, the value is converted from EURO 146,134 to USD using the Federal Reserve Bank of New York exchange rate on December 31, 2024, of $1.04.

Grants of Plan-Based Awards
The following table provides additional information about plan-based compensation awards for the fiscal year ended December 31, 2024.

			Estimated future payouts under non-equity incentive plan awards			Estimated future payouts under equity incentive plan awards
Name	Grant date		Threshold	Target	Maximum	Threshold	Target	Maximum	All other stock awards: Number of stock or units	All other awards: Number of stock or units	Exercise or base price of option awards	Grant date fair value of stock and option awards
			($)	($)	($)	(#)	(#)	(#)	(#)	(#)	($/Sh)
Jason Macdonnell	Annual Incentive	(1)	—	367,500(5)	551,250(5)	—	—	—	—	—	—	—
	2/23/2024	(7)	—	—	—	—	—	—	18,919	—	—	318,501
	2/23/2024	(8)	—	—	—	5,927	11,854	23,708	—	—	—	199,562
	9/16/2024	(2)	—	—	—	—	—	—	50,685	—	—	185,000
	9/16/2024	(3)	—	—	—	12,672	25,343	50,686	—	—	—	92,502
	9/16/2024	(3)	—	—	—	17,789	35,577	71,154	—	—	—	92,500
Gopi Chande	Annual Incentive	(1)	—	294,000(5)	441,000(5)	—	—	—	—	—	—	—
	2/23/2024	(7)	—	—	—	—	—	—	9,460	—	—	159,259
	2/23/2024	(8)	—	—	—	2,805	5,609	11,218	—	—	—	94,427
	3/26/2024	(2)	—	—	—	—	—	—	60,097	—	—	500,007
	3/26/2024	(3)	—	—	—	15,025	30,049	60,098	—	—	—	250,008
	3/26/2024	(3)	—	—	—	10,443	20,885	41,770	—	—	—	249,993
	9/16/2024	(3)	—	—	—	27,398	54,795	109,590	—	—	—	200,002
	9/16/2024	(4)	—	—	—	—	—	—	—	133,245	3.65	200,001
Michel Belec	Annual Incentive	(1)	—	269,500(5)	404,250(5)	—	—	—	—	—	—	—
	3/1/2024	(2)	—	—	—	—	—	—	13,253	—	—	136,373
	3/26/2024	(2)	—	—	—	—	—	—	66,106	—	—	550,002
	3/26/2024	(3)	—	—	—	16,527	33,053	66,106	—	—	—	275,001
	3/26/2024	(3)	—	—	—	11,487	22,974	45,948	—	—	—	274,999
	9/16/2024	(2)	—	—	—	—	—	—	54,795	—	—	200,002
Michael Ringman	Annual Incentive	(1)	—	297,500	446,250	—	—	—	—	—	—	—
	3/1/2024	(2)	—	—	—	—	—	—	13,315	—	—	137,011
	3/26/2024	(2)	—	—	—	—	—	—	51,082	—	—	425,002
	3/26/2024	(3)	—	—	—	12,771	25,541	51,082	—	—	—	212,501
	3/26/2024	(3)	—	—	—	8,877	17,753	35,506	—	—	—	212,503
Brian Hannon	Annual Incentive	(1)	—	227,760(6)	341,640(6)	—	—	—	—	—	—	—
	3/1/2024	(2)	—	—	—	—	—	—	4,223	—	—	43,455
	3/26/2024	(2)	—	—	—	—	—	—	60,097	—	—	500,007
	3/26/2024	(3)	—	—	—	15,025	30,049	60,098	—	—	—	250,008
	3/26/2024	(3)	—	—	—	10,433	20,885	41,770	—	—	—	249,993
	9/16/2024	(3)	—	—	—	27,398	54,795	109,590	—	—	—	200,002
	9/16/2024	(4)	—	—	—	—	—	—	—	133,245	3.65	200,001
Jeff Puritt	Annual Incentive	(1)	—	1,275,000	1,912,500	—	—	—	—	—	—	—
	3/1/2024	(2)	—	—	—	—	—	—	67,654	—	—	696,160
	3/26/2024	(2)	—	—	—	—	—	—	425,181	—	—	3,537,506
	3/26/2024	(3)	—	—	—	106,296	212,591	425,182	—	—	—	1,768,757
	3/26/2024	(3)	—	—	—	73,883	147,765	295,530	—	—	—	1,768,747
Vanessa Kanu	Annual Incentive	(1)	—	330,750(5)	496,125(5)	—	—	—	—	—	—	—
Marilyn Tyfting	Annual Incentive	(1)	—	269,500(5)	404,250(5)	—	—	—	—	—	—	—
	3/1/2024	(2)	—	—	—	—	—	—	15,727	—	—	161,831
	3/26/2024	(2)	—	—	—	—	—	—	66,106	—	—	550,002
	3/26/2024	(3)	—	—	—	16,527	33,053	66,106	—	—	—	275,001
	3/26/2024	(3)	—	—	—	11,487	22,974	45,948	—	—	—	274,999
	9/16/2024	(2)	—	—	—	—	—	—	54,795	—	—	200,002
________________________________________
(1)This row reflects the possible payouts with respect to grants of annual incentive awards under the Performance Bonus Program for performance in the fiscal year ended December 31, 2024. The amounts shown indicate the dollar value of the potential payment upon attainment of the annual performance bonus performance criteria at threshold (0%), target (150% of base salary for Mr. Puritt; 70% of base salary for Mr. Macdonnell, Mr. Belec, Ms. Chande, and Ms. Tyfting;

and 60% of base salary for Mr. Hannon) and maximum (150% of target). Actual payments based on the Company’s performance are shown in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table.
(2)This row reflects the number of equity-settled RSUs awarded in the fiscal year ended December 31, 2024, which were granted under the 2021 LTIP.
(3)This row reflects the threshold, target and maximum payout of PSUs that were awarded under the 2021 LTIP.
(4)These rows reflect the equity-settled Options awarded in the fiscal year ended on December 31, 2024, which were granted under the 2021 LTIP.
(5)Annual incentive amounts converted from CAD to USD using the Bank of Canada exchange rate on December 31, 2024, of $0.70, as follows: target of CAD $525,000 and a maximum of CAD $787,500 for Mr. Macdonnell, target of CAD $420,000 and a maximum of CAD $630,000 for Ms. Chande, target of CAD $385,000 and a maximum of CAD $577,500 for Mr. Belec and Ms. Tyfting; and target of CAD $472,500 and a maximum of CAD $708,750 for Ms. Kanu.
(6)Annual incentive amount converted from EUR to USD using the Federal Reserve Bank of New York exchange rate on December 31, 2024, of $1.04, as follows: target of EUR 219,000 and a maximum of EUR 328,500 for Mr. Hannon.
(7)This row reflects the number of TELUS RSUs awarded in the fiscal year ended December 31, 2024, which were granted under the TELUS RSU Plan. The grant value converted from CAD $455,002 for Mr. Macdonnell and CAD $227,513 for Ms. Chande, to USD using the Bank of Canada exchange rate on December 31, 2024, of $0.70.
(8)This row reflects the number of performance-contingent RSUs and MPSUs awarded in the fiscal year ended December 31, 2024, which were granted under the TELUS RSU Plan and the TELUS PSU Plan. The grant value converted from CAD $285,089 for Mr. Macdonnell and CAD $134,896 for Ms. Chande, to USD using the Bank of Canada exchange rate on December 31, 2024, of $0.70.

Outstanding Equity Awards at Fiscal Year-End
The table below summarizes all option-based and share-based awards granted by the Company that were outstanding as of December 31, 2024, which includes RSUs, PSUs, and Options.

		Option Awards(1)				Stock Awards
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable		Option exercise price ($)	Option expiration date	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)		Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)(2)
Jason Macdonnell	—	—		—	—	111,605	(7)	437,492
	—	—		—	—	52,928	(14)	722,098
Gopi Chande	—	133,245	(3)	3.65	9/16/2034	—		—
	—	—		—	—	165,826	(8)	650,038
	—	—		—	—	28,138	(15)	383,893
Michel Belec	36,684	12,227	(4)	25.00	02/02/2031	—		—
	—	—		—	—	246,728	(9)	915,163
Michael Ringman	41,925	13,974	(4)	25.00	02/02/2031	—		—
	—	—		—	—	167,592	(10)	604,950
Brian Hannon	—	133,245	(3)	3.65	9/16/2034	—		—
	—	—		—	—	211,958	(11)	830,875
Jeff Puritt	296,942	—		4.87	12/23/2026	—		—
	539,892	—		4.87	12/23/2026	—		—
	1,259,748	—		8.94	12/23/2026	—		—
	125,770	41,923		25.00	02/02/2031	—		—
	—	—		—	—	1,373,582	(12)	4,892,211
Vanessa Kanu	—	—		—	—	—		—
Marilyn Tyfting	62,887	20,962	(4)	25.00	02/02/2031	—		—
	—	—		—	—	273,678	(13)	998,518
______________________________________
(1)All Options have a term of ten years.
(2)The value is based on a closing TIXT share price of $3.92 on December 31, 2024.
(3)Represents equity-settled Option awards granted on September 16, 2024 to Ms. Chande and Mr. Hannon. These Options fully vest on September 16, 2027.
(4)Represents equity-settled Options that fully vest on the first trading day after February 2, 2025.
(5)Represents Option awards granted on December 23, 2016 to Mr. Puritt. These Options fully vested on December 23, 2020, and became exercisable upon the effective date of the initial public offering.
(6)For information about the treatment of Mr. Puritt’s and Ms. Tyfting’s outstanding equity awards upon their separation, see “—Summary of NEO Employment and Separation Agreements.”
(7)Includes 50,685 equity-settled RSUs that will vest 25% each over two years on September 16, 2025 and 2026 and 50% on September 16, 2027; 25,343 equity-settled PSUs (at target) that will vest on September 16, 2027; and 35,577 equity-settled PSUs (at target) that will vest on September 16, 2027.
(8)Includes 60,097 equity-settled RSUs that will vest 25% each over two years on March 26, 2025 and 2026 and 50% on March 26, 2027; 30,049 equity-settled PSUs (at target) that will vest on March 26, 2027; 20,885 equity-settled PSUs (at target) that will vest on March 26, 2027; and 54,795 equity-settled PSUs (at target) that will vest on September 16, 2027.
(9)Includes 9,531 equity-settled RSUs that will vest on February 28, 2025; 2,742 equity-settled RSUs that will vest on May 20, 2025; 6,634 equity-settled RSUs that will vest ratably over two years on March 21, 2025 and 2026; 13,285 equity-settled RSUs that will vest 25% on March 17, 2025 and 50% on March 17, 2026; 6,626 equity-settled RSUs that will vest on December 20, 2025; 66,106 equity-settled RSUs that will vest 25% each on March 26, 2025 and 2026 and 50% on March 26, 2027; 54,795 equity-settled RSUs that will vest 25% each over two years on September 16, 2025 and 2026 and 50% on September 16, 2027; 13,268 equity-settled PSUs (at target) that will vest on March 21, 2025; 17,714 equity-settled PSUs (at target) that will vest on March 17, 2026; 33,053 equity-settled PSUs (at target) that will vest on March 26, 2027; and 22,974 equity-settled PSUs (at target) that will vest on March 26, 2027.
(10)Includes 10,892 equity-settled RSUs that will vest on February 28, 2025; 2,699 equity-settled RSUs that will vest on May 20, 2025; 6,634 equity-settled RSUs that will vest ratably over two years on March 21, 2025 and 2026; 14,171 equity-settled RSUs that will vest 25% on March 17, 2025 and 50% on March 17, 2026; 6,657 equity-settled RSUs that will vest on December 20, 2025; 66,106 equity-settled RSUs that will vest 25% each on March 26, 2025 and 2026 and 50% on March 26, 2027; 51,082 equity-settled RSUs that will vest 25% each over two years on September 16, 2025 and 2026 and 50% on September 16, 2027; 13,268 equity-settled PSUs (at target) that will vest on March 21, 2025; 18,895 equity-settled PSUs (at target) that will vest on March 17, 2026; 25,541 equity-settled PSUs (at target) that will vest on March 26, 2027; and 17,753 equity-settled PSUs (at target) that will vest on March 26, 2027.
(11)Includes 5,000 equity-settled RSUs that will vest February 28, 2025; 643 equity-settled RSUs that will vest on May 20, 2025; 2,843 equity-settled RSUs that will vest ratably over two years on March 21, 2025 and 2026; 3,207 equity-settled RSUs that will vest 25% on March 17, 2025 and 50% on March 17, 2026; 32,328 equity-settled RSUs that will vest 25% on November 15, 2025 and 50% on November 15, 2026; 2,111 equity-settled RSUs that will vest December 20, 2025; 60,097 equity-settled RSUs that will vest 25% each over two years on March 26, 2025 and 2026 and 50% on March 26, 2027; 30,049 equity-settled PSUs (at target) that will vest on March 26, 2027; 20,885 equity-settled PSUs (at target) that will vest on March 26, 2027; 54,795 equity-settled PSUs (at target) that will vest on September 16, 2027.
(12)Includes 51,327 equity-settled RSUs that will vest February 28, 2025; 26,247 equity-settled RSUs that will vest on May 20, 2025; 62,784 equity-settled RSUs that will vest ratably over two years on March 21, 2025 and 2026; 123,553 equity-settled RSUs that will vest 25% on March 17, 2025 and 50% on March 17, 2026; 33,827 equity-settled RSUs that will vest December 20, 2025; 425,181 equity-settled RSUs that will vest 25% each over two years on March 26, 2025 and 2026 and 50% on March 26, 2027; 125,569 equity-settled PSUs (at target) that will vest on March 21, 2025; 164,738 equity-settled PSUs (at target) that will vest on March 17, 2026; 212,591 equity-settled PSUs (at target) that will vest on March 26, 2027; and 147,765 equity-settled PSUs (at target) that will vest on March 26, 2027.
(13)Includes 16,339 equity-settled RSUs that will vest February 28, 2025; 2,785 equity-settled RSUs that will vest on May 20, 2025; 9,476 equity-settled RSUs that will vest ratably over two years on March 21, 2025 and 2026; 17,714 equity-settled RSUs that will vest 25% on March 17, 2025 and 50% on March 17, 2026; 7,863 equity-settled RSUs that will vest December 20, 2025; 66,106 equity-settled RSUs that will vest 25% each over two years on March 26, 2025 and 2026 and 50% on March 26, 2027; 54,795 equity-settled RSUs that will vest 25% each over two years on September 16, 2025 and 2026 and 50% on September 16, 2027; 30,049 equity-settled PSUs (at target) that will vest on March 26, 2027; 20,885 equity-settled PSUs (at target) that will vest on March 26, 2027; and 54,795 equity-settled PSUs (at target) that will vest on September 16, 2027. For information about the treatment of Ms. Tyfting’s outstanding equity awards upon her separation, see “—Summary of NEO Employment and Separation Agreements.”
(14)Includes 13,257 and 19,943 TELUS RSUs that will vest on November 20, 2025 and November 14, 2026 respectively; 7,140 and 10,740 performance-contingent RSUs (at target) that will vest on November 20, 2025 and November 14, 2026 respectively; and 1263 and 585 MPSUs that will vest on November 20, 2025 and November 14, 2026 respectively.
(15)Includes 7,954 and 9,972 TELUS time-vested RSUs that will vest on November 20, 2025 and November 14, 2026 respectively; 4,286 and 5,372 performance-contingent RSUs (at target) that will vest on November 20, 2025 and November 14, 2026 respectively; and 374 and 180 MPSUs that will vest on November 20, 2025 and November 14, 2026 respectively.

Option Exercises and Stock Vested

The following table provides information on stock options that were exercised and shares that were acquired on vesting of stock awards by each NEO during the 2024 fiscal year.

	Option Awards		Stock Awards
Name	Number of shares acquired or exercised (#)	Value realized on exercise ($)	Number of shares acquired on vesting (#)(1)	Value realized on vesting ($)(2)
Jason Macdonnell	—	—	20,580	238,088
Gopi Chande	—	—	16,487	216,350
Michel Belec	—	—	37,616	212,274
Michael Ringman	—	—	39,090	226,734
Brian Hannon	—	—	21,023	121,206
Jeff Puritt	—	—	288,966	1,546,437
Vanessa Kanu	—	—	44,233	389,739
Marilyn Tyfting	—	—	48,774	303,738
_________________________________________________
(1)The values in this column represent vested equity-settled RSUs and PSUs (at target) that were granted pursuant to the 2021 LTIP, TELUS RSUs and performance-contingent RSUs that were granted under the TELUS RSU Plan, and medium-term incentives (MPSUs) granted under the TELUS PSU Plan, including reinvested dividends or dividend equivalents for the TELUS RSUs.
(2)The value realized on vesting for the TELUS RSU, performance-contingent RSU and MPSU components are converted from CAD to USD using the Bank of Canada exchange rate on December 31, 2024, of $0.70.

TELUS Retirement Plan Benefits
Defined Benefit Pension and Supplemental Retirement Arrangement—Jason Macdonnell
Mr. Macdonnell participates in the TELUS executive retirement program. The retirement program consists of the DB Plan, which is a contributory Canadian-registered defined benefit pension plan, and the SRA, which is a supplemental pension benefit plan that provides benefits to retired executives in addition to the pension income provided under the DB Plan. The SRA supplements the pension benefits of the DB Plan by providing a total benefit at retirement determined as 2% of a participant’s highest consecutive three-year average pensionable remuneration multiplied by the total number of years of credited service. There is a maximum cap on total benefits of 70% of the average pensionable remuneration.
Pensionable remuneration for Mr. Macdonnell under the SRA is equal to his base salary plus the actual annual performance bonus paid to him in cash, up to 100% of his base salary. As is common with non-registered plans of this nature, the SRA is unfunded. The pension benefits under the registered DB Plan and the SRA are payable for a participant’s lifetime, with a 60% benefit payable to the surviving spouse.
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
Effective January 1, 2025, Mr. Macdonnell commenced participation in the DB Plan and the SRA. All of Mr. Macdonnell’s prior years of service with TELUS, from January 7, 2022 to December 31, 2024 are recognized under the SRA.

Defined Benefit Pension and Supplemental Pension Plan—Gopi Chande
As of January 1, 2021, Ms. Chande participates in the TELUS retirement program for vice presidents and senior vice presidents. The retirement program consists of the DB Plan, which is a contributory Canadian-registered defined benefit pension plan, and the SERP 2020, which is a supplemental pension benefit plan that provides benefits to retired vice presidents and senior vice presidents in addition to the pension income provided under the DB Plan. The SERP 2020 supplements the pension benefits of the DB Plan by providing a total benefit at retirement determined as 2% of a participant’s highest consecutive five-year average pensionable remuneration multiplied by the total number of years of credited service. There is a maximum cap on total benefits of 70% of the average pensionable remuneration.
Pensionable remuneration for Ms. Chande under the SERP 2020 is equal to her base salary plus the actual annual performance bonus paid to her in cash. As is common with non-registered plans of this nature, the SERP 2020 is unfunded. The pension benefits under the registered DB Plan and the SERP 2020 are payable for a participant’s lifetime, with a 60% benefit payable to the surviving spouse.
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
Effective January 1, 2021, Ms. Chande ceased participation in the Defined Contribution Plan and Savings Plan and commenced participation in the DB Plan and the SERP 2020.
Defined Benefit Pension and Supplemental Pension Plan—Michel Belec
Mr. Belec participates in a TELUS retirement program for members that were hired prior to January 1, 2005. The retirement program consists of the DB Plan, which is a contributory Canadian registered defined benefit pension plan, and the SERP, which is a supplemental pension benefit plan that provides benefits to retired members in addition to the pension income provided under the DB Plan. The SERP supplements the pension benefits of the DB Plan by providing a total benefit at retirement determined as a percentage (which is different for different periods of service depending on the elections of the member) of a participant’s highest consecutive five years average pensionable remuneration multiplied by the total number of years of credited service. There is a maximum cap on total benefits of 7-% of the average pensionable remuneration. A portion of the retirement benefits under the DB Plan and SERP are indexed annually after retirement in accordance with inflation increases, to an annual maximum of 2%.
Pensionable remuneration for Mr. Belec under the SERP is equal to his base salary plus the actual annual performance bonus paid to him in cash. As a common with nonregistered plans of this nature, the SERP is unfunded. The pension benefits under the registered DB Plan and the SERP are payable for a participant’s lifetime, with a 60% benefit payable to the surviving spouse.
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
Defined Benefit Pension and Supplemental Pension Plan—Jeff Puritt
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
Mr. Puritt terminated employment on September 4, 2024 and will commence receiving pension benefits in 2025.
Defined Benefit Pension and Supplemental Pension Plan—Marilyn Tyfting
As of January 1, 2020, Ms. Tyfting participates in the TELUS retirement program for vice presidents and senior vice presidents. The retirement program consists of the DB Plan, which is a contributory Canadian-registered defined benefit pension plan, and the SERP 2020, which is a supplemental pension benefit plan that provides benefits to retired vice presidents and senior vice presidents in addition to the pension income provided under the DB Plan. The SERP 2020 supplements the pension benefits of the DB Plan by providing a total benefit at retirement determined as 2% of a participant’s highest consecutive five years average pensionable remuneration multiplied by the total number of years of credited service. There is a maximum cap on total benefits of 70% of the average pensionable remuneration. Ms. Tyfting is also being provided with two years of pensionable service in in the SERP 2020 for each year from January 1, 2024 to June 30, 2026, pursuant to the terms and conditions of the separation agreement by and between the Company and Ms. Tyfting, effective June 30, 2024.
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

Pension Benefits

The following table sets out information regarding Mr. Macdonnell’s DB Plan and SRA retirement benefits, Ms. Chande’s DB Plan and SERP 2020 retirement benefits, Mr. Belec’s DB Plan and SERP retirement benefits, Mr. Puritt’s DB Plan, SRA, and SRA JP retirement benefits, and Ms. Tyfting’s DB Plan and SERP 2020 retirement benefits as of December 31, 2024.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)(1)		Payments During Last Fiscal Year ($)
Jason Macdonnell	DB Plan	2.000	79,310	(2)	—
	SRA	23.000	3,855,390	(3)	—
Gopi Chande	DB Plan	4.000	128,100	(4)	—
	SERP 2020	4.000	180,250	(5)	—
Michel Belec	DB Plan	29.380	1,409,240	(6)	—
	SERP	29.380	2,232,510	(7)	—
Jeff Puritt	DB Plan	7.333	306,880	(8)	—
	SRA	21.750	10,680,084	(9)	—
	SRA JP	1.333	713,486	(10)	—
Marilyn Tyfting	DB Plan	5.000	174,020	(11)	—
	SERP 2020	6.000	814,100	(12)	—
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
(2)This value is converted from CAD $113,300 to USD using the Bank of Canada exchange rate on December 31, 2024, of $0.70.
(3)This value is converted from CAD $5,507,700 to USD using the Bank of Canada exchange rate on December 31, 2024, of $0.70.
(4)This value is converted from CAD $183,000 to USD using the Bank of Canada exchange rate on December 31, 2024, of $0.70.
(5)This value is converted from CAD $257,500 to USD using the Bank of Canada exchange rate on December 31, 2024, of $0.70.
(6)This value is converted from CAD $2,013,200 to USD using the Bank of Canada exchange rate on December 31, 2024, of $0.70.
(7)This value is converted from CAD $3,189,300 to USD using the Bank of Canada exchange rate on December 31, 2024, of $0.70.
(8)This value is converted from CAD $438,400 to USD using the Bank of Canada exchange rate on December 31, 2024, of $0.70.
(9)This value reflects the amount and currency of the pension that the member is entitled to under the SRA.
(10)This value reflects the amount and currency of the pension that the member is entitled to under the SRA JP.
(11)This value is converted from CAD $248,600 to USD using the Bank of Canada exchange rate on December 31, 2024, of $0.70.
(12)This value is converted from CAD $1,163,000 to USD using the Bank of Canada exchange rate on December 31, 2024, of $0.70.

TELUS Nonqualified After-Tax Account
Mr. Macdonnell, Mr. Puritt, Ms. Kanu, and Ms. Tyfting, have retirement benefits in the Savings Plan. The Savings Plan is a “top-up” program that works in conjunction with the Defined Contribution Plan. The Savings Plan allows participants to contribute toward their retirement in excess of what the Canada Revenue Agency (CRA) permits participants to contribute annually under the Defined Contribution Plan.
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
Ms. Kanu participated in the Defined Contribution Plan and Savings Plan at the 8% contribution level for which she received a corresponding 8% Company match. Mr. Puritt participated in the Savings Plan prior to 2016, but effective January 1, 2016, Mr. Puritt ceased participation in the Savings Plan and commenced participation in the registered defined benefit plan and the SRA. Ms. Tyfting ceased participation in the Savings Plan effective January 1, 2020. Mr. Macdonnell participated in the Savings Plan prior to 2024, but effective January 1, 2024, Mr. Macdonnell ceased participation in the Savings Plan and commenced participation in the registered defined benefit plan and the SRA.
The following table provides information regarding Mr. Macdonnell’s, Mr. Puritt’s, Ms. Kanu’s and Ms. Tyfting’s benefits under the Savings Plan as of December 31, 2024, disclosed pursuant to Item 402(i) of Regulation S-K of the Securities Act:

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)(1)	Aggregate Earnings in Last Fiscal Year ($)(2)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)
Jason Macdonnell	—	—	10,646	—	123,117	(3)
Jeff Puritt	—	—	18,615	—	376,643	(4)
Vanessa Kanu	—	—	29,330	—	261,719	(5)
Marilyn Tyfting	—	—	10,694	—	173,090	(6)
_________________________________________________
(1)Represents the Company’s contributions under the Savings Plan.
(2)Represents aggregate earnings based on investment performance.
(3)This value is converted from CAD $175,881 to USD using the Bank of Canada exchange rate on December 31, 2024, of $0.70.
(4)This value is converted from CAD $538,061 to USD using the Bank of Canada exchange rate on December 31, 2024, of $0.70.
(5)This value is converted from CAD $373,884 to USD using the Bank of Canada exchange rate on December 31, 2024, of $0.70.
(6)This value is converted from CAD $247,271 to USD using the Bank of Canada exchange rate on December 31, 2024, of $0.70.

Summary of NEO Employment and Separation Agreements
We have entered into employment agreements with Mr. Puritt and Ms. Kanu, respectively, and offers of employment with each of our other NEOs. Each employment agreement has an indefinite term. The material terms of each of our NEO employment agreements follow:
Jason Macdonnell

On September 3, 2024, we entered into an offer of employment with Mr. Macdonnell setting forth the terms and conditions of his employment as our Acting Chief Executive Officer. Mr. Macdonnell’s offer letter provides for (1) a base salary (CAD $750,000); (2) an annual incentive bonus target (70%) of his annual base salary; (3) participation in the LTIP; and (4) participation in other benefit plans of the Company. Under his employment agreement, Mr. Macdonnell was also entitled to receive an initial grant of long-term incentive compensation with a grant value of CAD $500,000 and another grant in March 2025 with a grant value of CAD $1,200,000.

In the event that Mr. Macdonnell’s employment is terminated by the Company without just cause, he will be entitled to a lump-sum severance payment equal to 24 months of his then-current base salary, as well as continued health benefits for such a period of time. Mr. Macdonnell is also entitled to exercise any rights with respect to equity awards arising as a result of his termination of employment pursuant to the express terms of the applicable equity plan. Mr. Macdonnell’s employment agreement includes certain non-competition and non-solicitation restrictive covenants during employment and 24 months post-termination of employment, as well as perpetual confidentiality covenants. All severance benefits are subject to the execution and non-revocation of a general release.

Gopi Chande

On March 4, 2024 we entered into an offer of employment with Ms. Chande setting forth the terms and conditions of her employment as our Chief Financial Officer. Ms. Chande’s offer letter provides for (1) a base salary (currently CAD $600,000); (2) an annual incentive bonus target (currently 70%) of her annual base salary; and (3) participation in the LTIP. Under her employment agreement, Ms. Chande was also entitled to receive an initial grant of long-term incentive compensation with a grant value of $1,000,000.

    In the event that Ms. Chande’s employment is terminated by the Company without just cause, she will be entitled to a lump-sum severance payment equal to 18 months of her then-current base salary, as well as continued health benefits for such a period of time. Ms. Chande will also be allowed to exercise rights, if any, arising as a result of the termination of her employment pursuant to the express terms of the LTI Plan, as amended from time to time, in respect of compensation granted or allocated to her prior to her termination date. Ms. Chande’s employment agreement includes certain non-competition and non-solicitation restrictive covenants during employment and 12 months post-termination of employment, as well as perpetual confidentiality covenants. All severance benefits are subject to the execution and non-revocation of a general release.
Michel Belec

On December 31, 2024, we signed an agreement with Mr. Belec, confirming the terms and conditions of his employment as set forth in his September 16, 2016 offer of employment as our Chief Legal Officer and Corporate Secretary. Mr. Belec’s offer letter provides for (1) a base salary (currently CAD $550,000); (2) an annual incentive bonus target (currently 70%) of his annual base salary; (3) participation in the MIP; (4) participation in other benefit plans of the Company; (5) eligibility to participate in a TELUS management performance share unit plan; and (6) certain perquisites, including a vehicle allowance (currently CAD $1,250) per month, paid parking, executive home office equipment, a telecommunications products and services discount and participation in the health assessment program.

In the event that Mr. Belec’s employment is terminated by the Company without just cause, he will be entitled to a lump-sum severance payment equal to 18 months of his then-current base salary, as well as continued health benefits for such period of time. Mr. Belec is also entitled to exercise any rights arising as a result of his termination of employment pursuant to the express terms of the MIP and the TELUS management performance share unit plan and any applicable award agreement thereunder. Mr. Belec’s employment agreement includes certain non-competition and non-solicitation restrictive covenants during employment and one-year post-termination of employment, as well as confidentiality covenants. All severance benefits are subject to the execution and non-revocation of a general release.

Michael Ringman

On May 17, 2012, we entered into an offer of employment with Mr. Ringman setting forth the terms and conditions of his employment as our Vice President Information Technology. Mr. Ringman’s offer letter provides for (1) a base salary (currently $400,000); (2) an annual incentive bonus target (currently 60%) of his annual base salary; (3) participation in the MIP; (4) participation in other benefit plans of the Company; and (5) an initial grant of $40,000 under the MIP upon the completion of six months of employment.

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

Brian Hannon

On March 1, 2024, we entered into an offer of employment with Mr. Hannon setting forth the terms and conditions of his employment as our Chief Growth Officer. Mr. Hannon’s offer letter provides for (1) a base salary (EUR 365,000); (2) an annual incentive bonus target (60%) of his annual base salary; (3) eligibility for a quarterly bonus of EUR 25,000 in 2024 based on achievement of revenue targets; and (4) a one-time cash bonus in the amount of EUR 200,000. Under his employment agreement, Mr. Hannon was also entitled to receive an initial grant of long-term incentive compensation with a grant value of $1,000,000.

In the event that Mr. Hannon’s employment is terminated by the Company without just cause (and not in response to a notice of resignation), he will be entitled to three months’ pay in lieu of notice. Mr. Hannon’s employment agreement includes certain non-competition and non-solicitation restrictive covenants during employment and one-year post-termination of employment.
Jeff Puritt
On May 1, 2018, we entered into an employment agreement with Mr. Puritt setting forth the terms and conditions of his employment as our President and Chief Executive Officer, which was amended on June 18, 2019. Mr. Puritt’s employment agreement provides for (1) a base salary ($850,000 in 2024); (2) an annual incentive bonus target of 100% of his annual base salary in 2018, and thereafter, an annual incentive bonus target as determined by the Human Resources Committee, in consultation with chair of the Board (150% in 2024); (3) participation in the MIP; (4) opportunity to earn an additional annual allowance of $25,000; (5) certain perquisites, including reimbursement of moving and legal expenses related to his employment agreement up to $250,000, and annual membership fees for professional associations, other business-related expenses and a vehicle allowance; (6) participation in other benefit plans of the Company; and (7) continued participation in the DB Plan and SRA.
On September 3, 2024 (Separation Date), Mr. Puritt entered into a transition agreement with the Company. Pursuant to his transition agreement, Mr. Puritt received a severance payment equal to 24 months of his then-current base salary and Cobra insurance continuation for 18 months. Mr. Puritt is entitled to exercise rights that he has, arising as a result of the cessation of his employment pursuant to the terms of the LTIP and any applicable grant agreements, in respect of compensation granted or allocated to him prior to her termination date. Mr. Puritt’s outstanding and unvested long term grants issued under the LTIP will continue to vest in accordance with their terms as though he retired under the terms of the LTIP. Mr. Puritt’s transition agreement includes certain 24-month post-termination of employment non-competition and non-solicitation restrictive covenants, as well as confidentiality covenants. All severance benefits are subject to the execution and non-revocation of a general release. Please refer to “—Potential Payments Upon Termination or Change-in-Control” for more details.

As of the Separation Date, Mr. Puritt’s hold requirements expired and he is free to sell, transfer or otherwise dispose of (subject to any applicable trade restrictions and in compliance with our Insider Trading Policy) all of the share settled grants described in his hold agreement. For a period of 18 months following the Separation Date, Mr. Puritt will have the put right to cause TELUS to purchase all TELUS Digital subordinate voting shares held by Mr. Puritt as at the Separation Date, to the extent not previously sold.

Vanessa Kanu
We entered into an employment agreement with Ms. Kanu setting forth the terms and conditions of her employment as our CFO, effective September 7, 2020. Prior to Ms. Kanu’s resignation from the company, effective March 31, 2024, Ms. Kanu’s employment agreement provided for (1) a base salary (CAD $675,012 in 2024); (2) an annual incentive bonus target (70% in 2024) of her annual base salary, and for 2020 only, the annual incentive compensation award will be no less than CAD $210,000 (70% of the target award); (3) participation in the MIP and 2021 LTIP; (4) a signing bonus of CAD $500,000 (subject to repayment by Ms. Kanu if she resigned prior to September 7, 2021, breaches her employment agreement or the restrictive covenants to which she is bound or engages in conduct constituting just cause); (5) certain perquisites, including reimbursement of annual membership fees for professional associations and other business-related expenses; and (6) participation in other benefit plans of the Company, including the Defined Contribution Plan. Under her employment agreement, Ms. Kanu is also entitled to receive a grant of long-term incentive compensation with a grant value of $1,200,000 and a grant of phantom restricted share units with a grant value of $750,000.
As of March 31, 2024, Ms. Kanu’s employment agreement was terminated and all outstanding and unvested long term grants issued under the LTIP were cancelled.
Marilyn Tyfting
On August 18, 2015, we entered into an offer of employment with Ms. Tyfting setting forth the terms and conditions of her employment as our Senior Vice President and Chief Corporate Officer (Chief Human Resources Officer in 2024). Ms. Tyfting’s offer letter provided for (1) a base salary (CAD $550,000 in 2024); (2) an annual incentive bonus target (70% in 2024) of her annual base salary; (3) participation in the MIP; (4) participation in other benefit plans of the Company; (5) an initial grant of CAD $250,000 under the MIP; (6) eligibility to participate in a TELUS management performance share unit plan; and (7) certain perquisites, including a Company leased vehicle with a capital cost allowance of CAD $40,000 or a vehicle allowance (CAD $1,250 in 2024) per month, paid parking, executive home office equipment, a telecommunications products and services discount and participation in the health assessment program.
On May 1, 2024, Ms. Tyfting entered into a separation agreement with the Company, effective as of June 30, 2024, then amended to October 11, 2024. Pursuant to her separation agreement, Ms.Tyfting will be provided 24 months of salary continuance (the “Continuance Period”) based on her then-current base salary of $550,000, bonuses during the Continuance Period using 70% bonus factor multipliers, and continued participation in the benefits programs in which she currently participates over the Continuance Period, to the extent permitted by applicable benefits providers and insurers. Pursuant to the terms of Ms. Tyfting’s employment agreement, dated August 18, 2015, Ms. Tyfting is entitled to exercise rights that she has, arising as a result of the cessation of her employment pursuant to the terms of the 2021 LTIP and any applicable grant agreements, in respect of compensation granted or allocated to her prior to her termination date. As a gratuitous enhancement to such rights, her outstanding and unvested long-term grants issued under the LTIP will continue to vest during the Continuance Period in accordance with their terms as though she retired under the terms of the LTIP. Ms. Tyfting’s separation agreement includes certain 24-month post-termination of employment non-competition and non-solicitation restrictive covenants, as well as confidentiality covenants and a release of claims. Please refer to “—Potential Payments Upon Termination or Change-in-Control” for more details.
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
Potential Payments Upon Termination or Change-in-Control
In accordance with the compensation treatment under the various termination events outlined under “—Severance on Termination of Employment” and “—Change of Control”, the following table sets out the potential incremental amounts that may be payable to each NEO, assuming a termination date of December 31, 2024, (based on a Company share price of $3.92 and a TELUS share price of CAD $19.49 as of closing on December 31, 2024, converted to USD using the Bank of Canada exchange rate on December 31, 2024, of $0.70). The actual amounts that would be paid to any other NEO can only be determined at the time of an actual termination of employment and would vary from those set forth in the following table.

	Annual Cash				Long-Term Incentives
	Base Salary ($)		Bonus ($)		Options ($)	RSUs ($)	PSUs ($)	Benefits ($)		Continued Pension Accrual ($)		Total ($)
Jason Macdonnell
Resignation(1)	—		—		—	—	—	—		—		—
Termination without just cause(2)	1,050,000	(3)	281,380	(4)	—	—	47,942	3,202	(15)	424,417	(19)	1,806,941
Retirement(5)	—		—		—	—	—	—		—		—
Disability(5)	—		—		—	909,745	669,679			1,648,500	(20)	3,227,924
Death(6)	—		—		—	909,745	669,679	—		—		1,579,424
Termination with just cause	—		—		—	—	—	—		—		—
Change of control(7)	—		—		—	909,745	669,679	—		—		1,579,424
Gopi Chande
Resignation(1)	—		—		—	—	—	—		—		—
Termination without just cause(2)	630,000	(8)	147,382	(9)	—	—	14,557	2,372	(15)	114,310	(21)	908,621
Retirement(5)	—		—		—	—	—	—		—		—
Disability(5)	—		—		35,976	609,221	498,540	—		714,770	(22)	1,858,507
Death(6)	—		—		35,976	609,221	498,540	—		—		1,143,737
Termination with just cause	—		—		—	—	—	—		—		—
Change of control(7)	—		—		35,976	609,221	498,540	—		—		1,143,737
Michel Belec
Resignation(1)	—		—		—	—	—	—		—		—
Termination without just cause(2)	577,500	(8)	163,954	(9)	—	77,322	91,556	1,826	(15)	150,780	(23)	1,062,938
Retirement(5)	—		—		—	626,098	341,075	—		—		967,173
Disability(5)	—		—		—	626,098	341,075	—		100,520	(24)	1,067,693
Death(6)	—		—		—	626,098	341,075	—		—		967,173
Termination with just cause	—		—		—	—	—	—		—		—
Change of control(7)	—		—		—	626,098	341,075	—		—		967,173
Michael Ringman
Resignation(1)	—		—		—	—	—	—		—		—
Termination without just cause(2)	637,500	(25)	203,938	(26)	—	83,774	94,386	36,030	(27)	—		1,055,628
Retirement(5)	—		—		—	—	—	—		—		—
Disability(5)	—		—		—	361,169	295,791	—		—		656,960
Death(6)	—		—		—	361,169	295,791	—		—		656,960
Termination with just cause	—		—		—	—	—	—		—		—
Change of control(7)	—		—		—	361,169	295,791	—		—		656,960

Brian Hannon
Resignation(1)	—		—		—	—	—		—		—	—
Termination without just cause(2)	94,900	(10)	—		—	91,857	—		—		—	186,757
Retirement(5)	—		—		—	—	—		—		—	—
Disability(5)	—		—		35,976	416,418	414,458		—		—	866,852
Death(6)	—		—		35,976	416,418	414,458		—		—	866,852
Termination with just cause	—		—						—		—	—
Change of control(7)	—		—		35,976	416,418	414,458		—		—	866,852
Jeff Puritt
Resignation(1)	—		—		—	—	—		—		—	—
Termination without just cause(2)	1,700,000	(17)	—		—	2,833,842	2,550,599	(11)	57,416	(18)		7,141,857
Retirement(5)	—		—		—	—	—		—		—	—
Disability(5)	—		—		—	—	—		—		—	—
Death(6)	—		—		—	—	—		—		—	—
Termination with just cause	—		—		—	—	—		—		—	—
Change of control(7)	—		—		—	—	—		—		—	—
Vanessa Kanu
Resignation(1)	—		—		—	—	—		—		—	—
Termination without just cause(2)			—		—	—	—		—		—	—
Retirement(5)	—		—		—	—	—		—		—	—
Disability(5)	—		—		—				—		—	—
Death(6)	—		—		—	—	—		—		—	—
Termination with just cause	—		—		—	—	—		—		—	—
Change of control(7)	—		—		—	—	—		—		—	—
Marilyn Tyfting
Resignation(1)	—		—		—	—	—		—		—	—
Termination without just cause(2)	770,000	(12)	377,300	(13)	—	449,346	166,886	(14)	3,202	(16)	—	1,766,734
Retirement(5)	—		—		—	—	—		—		—	—
Disability(5)	—		—		—	—	—		—		—	—
Death(6)	—		—		—	—	—		—		—	—
Termination with just cause	—		—		—	—	—		—		—	—
Change of control(7)	—		—		—	—	—		—		—	—
_________________________________________________
(1)Upon a voluntary resignation by an NEO, any unvested and vested but unsettled TELUS Digital award or any portion thereof will expire on the termination date. All TELUS vested awards are paid out within 60 days of termination and all unvested TELUS awards are forfeited immediately.
(2)Upon termination of employment without just cause, all unvested TELUS Digital PSUs and RSUs that were granted prior to 2024, will vest pro-rata. Such pro-rata number is determined by multiplying the total number of PSUs and RSUs by a fraction where the numerator is the total number of calendar months between the applicable grant date of the award and the termination date and the denominator is the number of total calendar months (with any partial month counting as a full month for this purpose) in the original performance period. For TELUS Digital grants made in 2024 and onwards, unvested PSUs and RSUs are subject to forfeiture. TELUS’ vested and unvested MPSUs and vested RSUs are paid out within 60 days of termination. Unvested TELUS RSUs are forfeited immediately. On occasion where in the best interest of the Company, subject to approval of the chair of the Human Resources Committee and the execution of a full and final release agreement, vesting treatment for RSUs and PSUs may be modified upon separation.
(3)Payment of 24 months’ base salary at the time of termination. This value for Mr. Macdonnell is converted from CAD $1,500,000 to USD using the Bank of Canada exchange rate on December 31, 2024, of $0.70.
(4)Payment equal 24 months’ severance bonus (the monthly bonus is an amount that is the average performance bonus earned by Mr. Macdonnell in the past two years). This value is converted from CAD $401,972 to USD using the Bank of Canada exchange rate on December 31, 2024, of $0.70.
(5)Upon termination of employment due to disability of an NEO or an NEO’s retirement, all TELUS Digital awards held by the NEO will continue to vest and be settled or exercised as if the NEO remained an active employee of the Company. All TELUS vested and unvested awards are paid out within 60 days of termination.
(6)Upon the death of an NEO, all unvested Options, RSUs and PSUs will immediately vest. All TELUS vested and unvested awards are paid out within 60 days of termination.

(7)Upon termination of employment without just cause within 12 months following a change of control (as defined in the LTIP), all unvested Options, RSUs and PSUs will vest on the termination date, and the RSUs and PSUs will be settled in accordance with the LTIP. TELUS’ unvested awards will vest immediately.
(8)Payment of a maximum of 18 months’ base salary at the time of termination. This value is CAD $900,000 for Ms. Chande and CAD $825,000 for Mr. Belec. These values are converted to USD using the Bank of Canada exchange rate on December 31, 2024, of $0.70.
(9)Payment equal 18 months’ severance bonus (the monthly bonus is an amount that is the average performance bonus earned by the NEO in the past two years). This value is CAD $210,546 for Ms. Chande and CAD $234,221 for Mr. Belec, and these values are converted from CAD to USD using the Bank of Canada exchange rate on December 31, 2024, of $0.70.
(10)Payment of 3 months’ base salary at the time of termination. This value for Mr. Hannon is converted from EUR 94,900 to USD using the Federal Reserve Bank of New York exchange rate on December 31, 2024, of $1.04.
(11)Pursuant to the transition agreement executed on August 1, 2024, Mr. Puritt’s outstanding and unvested equity grants of 722,919 RSUs, 650,663 PSUs (at target), and 41,923 Options, will continue to vest past the termination date in accordance with their terms as though he retired under the terms of the LTIP.
(12)Pursuant to the separation agreement effective as of June 30, 2024, between us and Ms. Tyfting, value equals 24 months’ base salary and is converted from CAD $1,100,000 to USD, using the Bank of Canada exchange rate on December 31, 2024, of $0.70. The monthly amount is paid as salary continuance for 24 months.
(13)Pursuant to the separation agreement effective as of June 30, 2024, between us and Ms. Tyfting, value equals 24 months’ severance bonus and is converted from CAD $539,000 to USD, using the Bank of Canada exchange rate on December 31, 2024, of $0.70. The monthly bonus is an amount that is 70% of base salary and 70% bonus factor multipliers and is paid monthly for 24 months.
(14)Pursuant to the separation agreement effective as of June 30, 2024, Ms. Tyfting’s outstanding and unvested equity grants of 114,629 RSUs, 42,573 PSUs (at target), and 20,962 Options will continue to vest during the Continuance Period in accordance with their terms as though she retired under the terms of the LTIP. Ms. Tyfting’s outstanding and unvested equity grants of 60,449 RSUs and 56,027 PSUs (at target) after the Continuance Period will forfeit.
(15)Payment equal to 24 months of Company contributions to health benefits (excluding short-term and long-term disability) for Mr. Macdonnell; and 18 months for Ms. Chande and Mr. Belec.
(16)Mr. Puritt and Ms. Tyfting is entitled to continued health benefits for 18 months and 24 months respectively.
(17)Payment equal to 24 months’ base salary pursuant to the transition agreement executed on August 1, 2024.
(18)Payment equal to 18 months’ of Cobra insurance premiums.
(19)Mr. Macdonnell is entitled to 24 months of continued vesting service under the DB Plan and the SRA. This value is converted from CAD $606,310 to USD using the Bank of Canada exchange rate on December 31, 2024, of $0.70.
(20)Upon disability, Mr. Macdonnell is entitled to continue accruing service until his retirement date under the DB Plan and the SRA. For purposes of this table, we have calculated the incremental benefit to Mr. Macdonnell assuming retirement at age 60. This value is converted from CAD $2,355,000 to USD using the Bank of Canada exchange rate on December 31, 2024, of $0.70.
(21)Ms. Chande is entitled to 18 months of continued vesting service under the DB Plan and the SERP 2020. This value is converted from CAD $163,300 to USD using the Bank of Canada exchange rate on December 31, 2024, of $0.70.
(22)Upon disability, Ms. Chande is entitled to continue accruing service until her retirement date under the DB Plan and the SERP 2020. For purposes of this table, we have calculated the incremental benefit to Ms. Chande assuming retirement at age 60. This value is converted from CAD $1,021,100 to USD using the Bank of Canada exchange rate on December 31, 2024, of $0.70.
(23)Mr. Belec is entitled to 18 months of continued vesting service under the DB Plan and the SERP. This value is converted from CAD $215,400 to USD using the Bank of Canada exchange rate on December 31, 2024, of $0.70.
(24)Upon disability, Mr. Belec is entitled to continue accruing service until his retirement date under the DB Plan and the SERP. For purposes of this table, we have calculated the incremental benefit to Mr. Belec assuming retirement at age 60. This value is converted from CAD $143,600 to USD using the Bank of Canada exchange rate on December 31, 2024, of $0.70.

(25)Payment equal to six months’ base salary for plus one month of base salary for each completed year of service, up to a maximum total of 18 months.
(26)Payment equal to six months’ severance bonus (the monthly bonus in an amount that is the average performance bonus earned by the NEO in the past four years, or less as applicable) plus one month of such severance bonus for each completed year of service, up to a maximum of 18 months.
(27)Payment equal to six months of Company contributions to health benefits (excluding short-term and long-term disability), plus one month for each completed year of service, up to a maximum total of 18 months.

Company Equity-Based Compensation Plans at a Glance
2020 Management Incentive Plan Awards

In 2016, the Human Resources Committee approved the Omnibus Long-Term Incentive Plan (MIP) under which cash and equity-settled LTI awards were granted to our senior leaders, including our NEOs. Beginning in 2016, a portion of the shares under the MIP were reserved for grants of LTI awards over a five-year period. From 2016 through 2019, each annual allocation was granted in the form of Options (for 2016) and otherwise was granted in phantom options (Phantom Options), phantom restricted share units (Phantom RSUs) and TELUS phantom restricted share units (TELUS Phantom RSUs). No new grants are currently being awarded under the MIP.

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
2021 Employee Share Purchase Plan
We adopted an employee share purchase plan (2021 ESPP) pursuant to which our eligible employees and the eligible employees of our participating subsidiaries and affiliates may elect to acquire our subordinate voting shares at an up to 15% discount from the prevailing fair market value. The 2021 ESPP is designed with two components so that the Company may grant purchase rights to U.S. employees that are intended to be tax-qualified under Section 423 of the Internal Revenue Code, and to non-U.S. employees that are not intended to be tax-qualified under Section 423 of the Internal Revenue Code. The total number of shares that may be purchased under the 2021 ESPP is 5,328,891 of our shares. Currently, there are 4,252,037 shares remaining that are available for purchase under the 2021 ESPP.
Director Compensation
We have implemented a formal policy pursuant to which our directors are eligible to receive the cash retainers and equity awards as compensation for their service. All compensation is paid to directors in USD for U.S. resident directors and in CAD for Canadian resident directors. Non-independent directors receive their compensation fully in the form of two-year vesting share settled RSUs. For the 2024 fiscal year, compensation for which our directors were eligible was as follows:

Role	Cash Retainer ($)	Equity Awards ($)
Annual Retainer for Board Membership
Annual service on the Board - independent directors	80,000	150,000
Annual service on the Board - non-independent directors	—	230,000
Additional Annual Retainer for Chairs, Vice-Chair and Lead Director
Annual service as chair, vice-chair and lead director of the Board(1)	150,000	200,000
Annual service as chair of the Audit Committee	—	25,000
Annual service as chair of the Human Resources Committee	—	20,000
Annual service as chair of the Governance and Nominating Committee	—	15,000
________________________________________
(1)In the event the Board chair, vice-chair or lead director of the Board serves as a committee chair, they do not receive incremental compensation for serving in that capacity and do not receive separate compensation for Board membership in addition to this amount.

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

For 2024, our independent directors were Madhuri Andrews, Olin Anton, Josh Blair, Sue Paish, Carolyn Slaski and Sandra Stuart. Our independent directors receive a cash retainer and an equity award. In 2024, Ms. Stuart received additional compensation as chair of the Governance and Nominating Committee and Mr. Anton also received an equity award as chair of the Audit Committee. Cash retainer payments to our eligible directors are made quarterly and adjusted proportionately for appointments or resignations within any quarter. The equity award, which occurs when the Board makes its annual grants in the ordinary course, consists of RSUs which fully vest on the first day of the open trading window period following the first anniversary of the grant date. A new director elected at a date other than an annual general meeting receives a pro-rated equity grant based on months of service for the director’s first year on the Board.

For 2024, our non-independent directors who are employees of TELUS were Darren Entwistle, Navin Arora, Doug French, Tony Geheran and Jeff Puritt. Mr. Entwistle, at his explicit request, did not receive any cash retainer or equity awards for serving on the Board. Our non-independent directors who are employees of TELUS, other than Mr. Entwistle, are eligible to receive an annual grant of RSUs with a grant date fair market value equal to CAD $230,000, except that an aggregate of CAD $245,000 will be granted to the chair of the Governance and Nominating Committee. These awards will cliff vest on the second anniversary of the date of grant, subject to the TELUS employee director’s continued employment with TELUS in good standing. Upon termination of employment by TELUS without cause or due to death or disability, any unvested RSUs granted to TELUS employee directors will vest pro rata based on service between the date of grant and the applicable termination date. Upon retirement, unvested RSUs will continue to vest and be settled in accordance with their original vesting schedule. Upon resignation or termination of employment by TELUS for cause, all unvested RSUs will be forfeited.

As Lead Director of our board of directors, Mr. Blair does not receive the additional equity award that he would otherwise be eligible to receive for serving as chair of the Human Resources Committee. Further, in May 2021, our Human Resources Committee in consultation with our Compensation Consultant, approved (1) an increase in Mr. Blair’s combined cash and equity compensation from CAD $350,000 to CAD $500,000, went into effect in 2023, granted as 40% cash and 60% RSUs and (2) an award of share-settled RSUs with a grant date fair market value equal to CAD $1,050,000 pursuant to two instalments as follows: 8,536 RSUs were granted in May 2021 with a grant date fair market value of CAD $300,000, and 22,461 RSUs were granted to Mr. Blair in March 2022 with a grant date fair market value equal to CAD $750,000, each with a one-year vesting schedule and subject to his continued service as a member of the Board. These awards were intended to recognize Mr. Blair’s contributions to the Company, including its public listing, and to facilitate the retention of his expertise during the Company’s initial years as a publicly traded entity. Mr. Blair was not present for the portion of the relevant meetings during which these decisions were made.

Pursuant to Mr. Puritt’s transition agreement, as a director and as Executive Vice Chair of the board of directors, Mr. Puritt is entitled to annual combined cash and equity compensation in the amount of $500,000 paid as 40% cash ($200,000 in quarterly instalments of $50,000) and 60% RSUs ($300,000 granted annually). Mr. Puritt’s cash and equity compensation for 2024 is pro-rated to reflect the number of remaining days in 2024 following the Separation Date. Mr. Puritt’s car allowance in effect on the Separation Date will continue for the duration of his service on the board of directors. Mr. Puritt will also be entitled to claim reasonable expenses incurred in the fulfilment of his role as Executive Vice Chair, subject to approval by the Lead Director of the board of directors.

We reimburse all reasonable out-of-pocket expenses incurred by directors for their attendance at meetings with the Board or any committee thereof. Mr. Blair is entitled to an annual healthcare membership under TELUS’ benefit plans and Mr. Puritt is entitled to health benefits. All our directors were entitled to reimbursement for telecom benefits for the home (for work and personal use), business travel accident insurance and reimbursement for participation in director education programs up to $5,000 per year, none of which exceed $10,000 in the aggregate in 2024. Thus, such benefits are not included in the “Director Compensation Table.” Total director compensation is targeted at the 50th percentile of the comparator group that is selected by the Compensation Consultant. Each independent director is entitled to reimbursement for certain services and products offered by the Company, subject to a specified cap.

Director Compensation Table

The following table summarizes the compensation earned by our directors for the year ending December 31, 2024. Mr. Puritt’s cash and equity compensation for 2024 as a director and as Executive Vice Chair of the board of directors, is pro-rated to reflect the number of remaining days in 2024 following his Separation Date. Mr. Puritt, in his capacity as former president and chief executive officer, up until September 3, 2024, did not receive additional compensation for his service as a director. For additional information regarding the compensation Mr. Puritt received in his capacity as former president and chief executive officer, please see “Executive Compensation—Summary Compensation Table.”

Name	Fees earned or paid in cash ($)		Stock Awards(6) ($)		Total ($)
Jeff Puritt	66,667		100,003	(1)	166,670
Josh Blair	140,000	(2)	222,003	(3)	362,003
Madhuri Andrews	80,000		150,001	(4)	230,001
Olin Anton	56,000	(5)	129,501	(4)	185,501
Navin Arora	—		170,202	(4)	170,202
Doug French	—		170,202	(4)	170,202
Tony Geheran	—		181,301	(4)	181,301
Sue Paish	56,000	(5)	111,005	(4)	167,005
Carolyn Slaski	80,000		150,001	(4)	230,001
Sandra Stuart	59,500	(7)	122,104	(4)	181,604
_________________________________________________
(1)Amount includes RSUs granted on September 16, 2024 for Mr. Puritt, in respect of 2024 service that vest on September 16, 2025. Grant date fair value amounts are recognized in accordance with IFRS Accounting Standards. The number of RSUs granted was based on the market value of our subordinate voting shares on each grant date.
(2)Value converted from CAD $200,000 to USD using the Bank of Canada exchange rate on December 31, 2024, of $0.70.
(3)Amount includes CAD $300,000 for Mr. Blair’s 2024 Board service (including additional fees for the Vice-Chair) which will vest on March 26, 2025. Grant date fair value amounts are recognized in accordance with IFRS Accounting Standards. The number of RSUs granted was based on the market value of our subordinate voting shares on the grant date. Amounts in CAD are converted into USD at the time of grant.
(4)Amounts include: (a) for our independent directors, RSUs granted on March 26, 2024, in respect of 2024 service that vest on March 26, 2025 with the following grant date fair values: USD $150,001 to Ms. Andrews, CAD $175,000 for Mr. Anton, CAD $150,000 for Ms. Paish, USD $150,001 for Ms. Slaski and CAD $165,000 for Ms. Stuart; and (b) for our non-independent directors who are employees of TELUS, RSUs granted on March 26, 2024, in respect of 2024 service that vest on March 26, 2025 with the following grant date fair values: CAD $230,000 for Mr. Arora, CAD $230,000 for Mr. French and CAD $245,000 for Mr. Geheran. Grant date fair value amounts are recognized in accordance with IFRS Accounting Standards. The number of RSUs granted was based on the market value of our subordinate voting shares on each grant date. Amounts in CAD are converted into USD at the time of grant.
(5)Value converted from CAD $80,000 to USD using the Bank of Canada exchange rate on December 31, 2024, of $0.70.
(6)The aggregate number of outstanding stock awards is as follows: 27,398 for Mr. Puritt, 26,683 for Mr. Blair, 18,029 for Ms. Andrews, 15,565 for Mr. Anton, 28,389 for Mr. Arora, 28,389 for Mr. French, 30,240 for Mr. Geheran, 13,342 for Ms. Paish, 18,029 for Ms. Slaski and 14,676 for Ms. Stuart.

(7)Value converted from CAD $85,000, to include $5,000 additional compensation for services provided as GNC Chair, to USD using the Bank of Canada exchange rate on December 31, 2024, of $0.70 .
Director Share Ownership Guidelines
Pursuant to our Board Policy Manual, each independent director is required to attain a level of share ownership of at least five times their annual cash retainer for Board membership, in either CAD or USD based on their country of residency, by the later of five years from the Company’s initial public offering or their initial appointment or election to the Board. The analysis is done on the basis of the market value of each director’s equity position as of December 31 each year. Each non-independent director is required to attain a level of share ownership of at least $400,000, in either CAD or USD based on their country of residency. Shares and deferred share units will count toward the ownership guidelines. To ensure compliance with the guidelines, directors will be required to continue to hold 50% of the net after-tax value of the Company shares received from any equity award until the ownership criteria are met.
Equity Compensation Plan Information

(c)
	(a)	(b)	Number of securities
	Number of securities	Weighted-average	remaining available
	to be issued upon	exercise price per	for future issuance
	exercise of outstanding options,	share of outstanding options,	under equity compensation
	warrants and rights	warrants and rights	plans (excluding securities
Plan Category	(#)	($)	reflected in column A (#)
Equity compensation plans approved by security holders	11,020,495(1)	$6.53(2)	9,114,868(3)
Equity compensation plans not approved by security holders	—	—	—
Total	11,020,495	$6.53	9,114,868
______________________________________
(1)Consists of the following outstanding awards: (i) under the 2021 LTIP, 3,400,734 RSUs, 3,256,146 Options, and 2,267,033 PSUs (assuming target level of achievement); and (ii) under the MIP, 2,096,582 Options.
(2)Weighted-average exercise price includes Options but excludes RSUs and PSUs as they do not have an exercise price.
(3)Consists of 4,252,037 shares available for issuance under the 2021 ESPP and 4,862,832 Shares available for issuance under the 2021 LTIP. Excludes shares underlying RSUs, PSUs and cash-denominated awards contemplated in support of acquisitions which are performance based and which can, at the Company's option, be settled in cash.
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
Jeffrey Puritt is not considered an independent director as he was employed by the Company in 2024 prior to assuming his current Board position as our Executive Vice Chair. Navin Arora, Darren Entwistle, Doug French and Tony Geheran are not considered independent directors as they are affiliated with TELUS. TELUS selected Ms. Stuart, an independent director, to fill one of its nominee positions. Josh Blair is an independent director as of January 1, 2024 .
Meetings of Independent Directors and Conflicts of Interest. We take steps to implement adequate structures and processes in order to permit our Board to function independently of management, including for purposes of encouraging an objective process for nominating directors and determining executive compensation. In 2024, the independent directors met in the absence of the non-independent directors. Where appropriate, our Board holds a portion of every Board meeting without members of management, including our chief executive officer. Such sessions without the presence of management are presided over by our Lead Director, Josh Blair. Interested parties may communicate any concerns to the Lead Director and/or our independent directors through our ethics hotline at 1-888-265-4112 in North America or by e-mail to www.telus.ethicspoint.com or corporatesecretary@telusinternational.com.
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
Attendance Record
In 2024, there were 10 meetings of our Board. There was 100% director attendance at each of these meetings, with the exception of only one of our directors, who missed only one meeting and whose attendance was 90%.
Position Descriptions
Our Board adopted a written position description for the chair, lead director and vice-chair of the Board, which sets out their key responsibilities, including, among others, contributing to our strategy, providing management and leadership to the Board and facilitating its effective operation, duties relating to setting Board meeting agendas, chairing Board and shareholder meetings and director development and communicating with the chief executive officer. The shareholders’ agreement provides that for so long as TELUS continues to beneficially own at least 50% of the combined voting power of our multiple voting shares and subordinate voting shares, we agree to nominate a director designated by TELUS as the chair of the Board.
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
•review and approval or ratification of related-party transactions, including transactions with TELUS, and the associated policy;
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
Human Resources Committee
Our Human Resources Committee is comprised of Sue Paish and Carolyn Slaski and chaired by Josh Blair. As a “controlled company”, our Human Resources Committee is not required to be comprised entirely of independent directors. For a description of the background and experience of each member of our Human Resources Committee, see “Item 6A—Directors and Senior Management—Our Directors”.
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

Governance and Nominating Committee
Our Governance and Nominating Committee is comprised of Madhuri Andrews, Navin Arora and Tony Geheran and chaired by Sandra Stuart. Our Board has determined that Madhuri Andrews and Sandra Stuart are independent for purposes of NI 58-101 and NYSE listing requirements. As a “controlled company”, our Governance and Nominating Committee is not required to be comprised entirely of independent directors. For a description of the background and experience of each member of our Governance and Nominating Committee, see “Item 6A—Directors and Senior Management—Our Directors”.
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
•reviewing and monitoring, on behalf of the Board, our approach, planning and reporting on corporate social responsibility and ESG, including the review and approval of any sustainability report;
•reviewing director compensation and share ownership guidelines; and
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
Evaluation
It is the responsibility of the Governance and Nominating Committee (GNC) to regularly evaluate the effectiveness and contribution of our Board, our chair, our lead director, our vice-chair and all Board committees and their chairs. To do so, the GNC conducts an evaluation, either directly or through our CLO, and then reports the results to our Board. If deemed appropriate, the GNC may elect to engage a third party to provide expertise on and to assist with the coordination of the evaluation. This process allows the Company to evaluate the mechanism in place for our Board and committees to operate effectively, identify opportunities to enhance and maintain best corporate practices, meet regulatory requirements and develop strategies in relation to recruiting and succession planning.

To conduct and document this evaluation, the GNC approves a questionnaire that is to be completed by each director. Through these questionnaires, each director provides their evaluation of the performance of: the Board as a whole; each committee; each committee chair and each individual director. Our chief legal officer reviews the results of these questionnaires and provides them to the lead director, with attribution to the originating directors, except that, in the case of the lead director, results are provided to the chair of the GNC. When the results are provided to the lead director or the chair of our GNC, each director may elect to have all or part of their comments included without attribution. However, in all cases, the subsequent feedback to the GNC and the Board are given without attribution.

In order to provide a broader scope to our evaluation, the GNC also approves a questionnaire that is to be completed by all members of the Company’s senior management team who have regular interaction with our Board or its committees. The purpose of this questionnaire is to: provide an evaluation of the overall effectiveness of the Board from the perspective of the senior management team and consider how the Board and management support one another and how their relationship can be improved. Our CLO reviews these results and provides them to the lead director, without attribution to any member of the senior management team. The lead director conducts separate interviews with each director to advise of the results of this evaluation and then report on key themes and recommendations to the GNC and the Board. These results are used by the lead director to create a set of Board goals and objectives to address matters raised during the evaluation.

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
We adopted a formal, written board diversity policy providing that the Governance and Nominating Committee shall consider diversity criteria, such as gender, age, ethnicity/aboriginal status and geographic background in recommending director nominees to the Board. In 2022, we revised our policy to include a commitment that, prior to the Company’s annual general meeting in 2023 and thereafter, we will seek to attain a Board composition in which at least 30% of our Board are women. We have also authorized the Governance and Nominating Committee to engage qualified independent external advisors to conduct a search for candidates that help achieve diversity objectives. At the time of filing of this Annual Report, five of our 11 directors, representing 45% of our Board, self-identify as diverse and four women serve on our Board, representing 36% of our Board. Three women were appointed to our Board of directors in 2021 and an additional woman was appointed to our Board in 2023. We believe the promotion of diversity is best served through careful consideration of all of the knowledge, experience, skills and backgrounds of each individual candidate for director in light of the needs of the Board without focusing on a single diversity characteristic. When assessing the composition of the Board, a principal focus is expected to be on ensuring the Board has the diverse experiences, skills and backgrounds needed to oversee our Company and the Company will take a balanced approach when considering the extent to which personal characteristics are taken into account.
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
D.Employees
Our Team Members
We have over 78,000 team members around the globe as of December 31, 2024. The majority of our team members are directly or indirectly delivering services to our clients. At December 31, 2024, approximately 96% of our team members worked in this capacity while the remaining 4% worked in sales and marketing or other corporate support functions. Our team members possess a wide variety of skills and capabilities, in areas such as DevOps, solutions architecture, digital transformation, cloud transformation, user interface/user experience (UI/UX) design, QA testing and customer experience management.
On December 31, 2024, our team members were located in 31 countries across four geographic regions. The following table show our team members by function:

Function	As at December 31, 2024	As at December 31, 2023	As at December 31, 2022
Delivery of our services	75,336	72,446	67,664
Corporate, support and administrative functions	3,543	2,901	5,478
TOTAL	78,879	75,347	73,142
We believe our differentiated culture drives greater team member engagement and retention, which leads to superior outcomes for us and our clients. As a result, sourcing, recruiting, developing and retaining talented team members is critical to our ongoing success.
Talent Acquisition. We seek to employ team members who share our unique values, possess the specialized skill sets needed to enable our clients’ digital journeys and who are inspired by giving back to their local communities. We believe that our caring culture, which includes a commitment to team member growth and development, makes us a preferred employer in the regions where we have delivery locations. Our workplace engagement has garnered us international recognition; in 2024 we hosted more than 300 virtual job fairs and hired 2,100 candidates through SPACE, our virtual Recruitment Center. We also recruited on campus and through multiple digital channels, screening over 820,000 candidates. We build our talent acquisition funnel through a combination of branded campaigns, social media, job portals, online job fairs and events, including hack-a-thons, and university and specialized academic partnerships for specialized roles. We have partnered with approximately 200 colleges and universities around the globe.
Crowdsourcing. We work with communities, partnering with over 520 colleges and universities around the globe and over 70 organizations that represent disadvantaged communities. In 2024, we received expressions of interest from over 2 million resulting from advertising in portals, media, direct search and impact sourcing. We hired over 170,000 candidates for various projects. Through our recruitment efforts, we are actively involved in the impact sourcing area, working with disadvantaged persons, veterans, seniors, refugees and migrants. Our teams screened more than 100,000 candidates from a diverse pool of individuals from disadvantaged communities and students. Crowdsourcing projects were also popular among single parents. We continue to work with diverse pools of candidates, as this is core to the delivery of our services and our differentiated culture.
Training and Coaching. Fostering personal and professional growth among our team is a priority. Our talent development strategy focuses on developing expertise around the specific technologies, tools, and frameworks required to successfully execute projects for our clients in an increasingly digital economy. In 2024, 11 million hours were dedicated to technical, functional and soft skills training, offering participants sessions that are tailored to their needs. Another key pillar of our talent development strategy is nurturing our leaders at all levels. In 2024, over 16,000 leaders engaged in programs covering key areas such as performance management and career conversations, leadership and culture, and business acumen. Throughout the year, over 1.52 million coaching sessions were conducted to support team member skill improvement within the Operations. In addition, with our revamped growth roadmap, we opened doors for aspiring leaders offering diverse learning paths in roles such as facilitators, team leaders, and digital solutions experts.

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
We see team member diversity as a significant competitive advantage, fostering creativity and innovation and leading to better customer experiences and financial outcomes. We aim to provide equal opportunities for all team members and proactively seek candidates from varied gender identities and cultural backgrounds. We are committed to diversity and inclusion across our entire organization, which is supported by our vision, values, culture and strategy. At December 31, 2024, women represented approximately 46% of our total workforce and 46% of managers and up are women.
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
ITEM 7  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.Major Shareholders
The following table sets forth information relating to the beneficial ownership of our shares as at December 31, 2024, by:
•each of our directors;
•each of our executive officers;
•all directors and executive officers as a group; and
•each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding shares, which includes each of the selling shareholders.

Beneficial ownership is determined in accordance with SEC rules. The information is not necessarily indicative of beneficial ownership for any other purpose. In general, under these rules a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has shares or voting power or investment power with respect to such security. In addition, the rules include shares issuable pursuant to the exercise of share options, warrants or other convertible securities that are either immediately exercisable or exercisable on or before March 1, 2025, which is 60 days after December 31, 2024. These shares are deemed to be outstanding and beneficially owned by the person holding those options, warrants or other convertible securities for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. The information contained in the following table is not necessarily indicative of beneficial ownership for any other purpose, and the inclusion of any shares in the table does not constitute an admission of beneficial ownership of those shares. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them.
The percentage of beneficially owned subordinate voting shares and multiple voting shares is based on 111,267,697 subordinate voting shares and 164,381,876 multiple voting shares outstanding as at December 31, 2024.
The address for each of our directors and executive officers listed below is c/o TELUS International (Cda) Inc., Floor 5, 510 West Georgia Street, Vancouver, BC V6B 0M3, Canada.

	Subordinate Voting Shares		Multiple Voting Shares		% of Total Voting Power
Name of Beneficial Owner	Shares	%	Shares	%	%
Directors and Executive Officers:
Jason Macdonnell	*	*	—	—	—
Tobias Dengel	*	*	—	—	—
Michel Belec	*	*	—	—	—
Gopi Chande	—	—	—	—	—
Monty Hamilton	*	*	—	—	—
Brian Hannon	*	*	—	—	—
Michael Ringman	*	*	—	—	—
Darren Entwistle (1)	*	*	—	—	—
Josh Blair	*	*	—	—	—
Madhuri Andrews	*	*	—	—	—
Olin Anton	*	*	—	—	—
Navin Arora (1)	*	*	—	—	—
Doug French (1)	*	*	—	—	—
Tony Geheran (1)	*	*	—	—	—
Sue Paish	*	*	—	—	—
Jeffrey Puritt	2,871,686	2.6	—	—	—
Carolyn Slaski	*	*	—	—	—
Sandra Stuart	*	*	—	—	—
All directors and executive officers as a group (18 persons)	3,981,800	3.6	—	—	—
5% Shareholders:
TELUS(2)	6,874,822	6.2	152,004,019	92.5	87.0
BPEA(3)	35,441,397	31.9	12,377,857	7.5	9.1
BlackRock, Inc. (4)	5,817,119	5.2	—	—	—
Mackenzie Financial Corporation (5)	8,290,210	7.5	—	—	—
_________________________________________________
*Holdings represent less than one percent of the class of shares.

(1)Messrs. Arora, Entwistle, French and Geheran are each employees of TELUS, but each disclaims beneficial ownership of the shares beneficially owned by TELUS.
(2)Consists of shares held by TELUS Corporation and1276431 B.C. Ltd., 1276433 B.C. Ltd., 1276435 B.C. Ltd., 1276436 B.C. Ltd., TELUS Holdings 2023 Inc. and TELUS International Holding Inc., each a wholly-owned subsidiary of TELUS. Multiple voting shares so held by TELUS are convertible into an equivalent number of subordinate voting shares. If TELUS were to convert all its multiple voting shares into subordinate voting shares, it would hold 60.3% of our subordinate voting shares and 38.7% of our voting power. In June 2022, TELUS purchased 3,000,000 of our multiple voting shares, representing 1.5% of our multiple voting shares then outstanding and 1.45% of our voting power, from BPEA. In May 2023, TELUS purchased 2,500,000 of our multiple voting shares, representing 1.3% of our multiple voting shares then outstanding and 1.2% of our voting power, from BPEA. For details on significant acquisitions of our common shares by TELUS, see “Item 7B—Related Party Transactions—Share Issuances”.
(3)Consists of shares held by Riel B.V., which is indirectly and wholly-owned by BPEA Private Equity Fund VI, L.P.1 formerly known as The Baring Asia Private Equity Fund VI, L.P.1 (Fund VI1), BPEA Private Equity Fund VI, L.P.2, formerly known as The Baring Asia Private Equity Fund VI, L.P.2 (Fund VI2) and certain of its affiliates. The general partner of Fund VI1 and Fund VI2 is BPEA Private Equity GP VI, L.P. formerly known as Baring Private Equity Asia GP VI, L.P. (Fund VI GP). The general partner of Fund VI GP is BPEA Private Equity GP VI Limited formerly known as Baring Private Equity Asia GP VI Limited (Fund VI Limited). As the majority shareholder of Fund VI Limited, BPEA EQT Holdings AB may be deemed to have voting and dispositive power with respect to the shares beneficially owned by Fund VI and Fund VI2 and their affiliates, but disclaims beneficial ownership of such shares. The address of Fund VI GP and Fund VI Limited is c/o Maples Corporate Services Limited, 390 GT Ugland House, South Church Street, Georgetown, Grand Cayman, Cayman Islands. The address of BPEA EQT Holdings AB is Regeringsgatan 25 Stockholm, 111 53 Sweden. Multiple voting shares so held by BPEA are convertible into an equivalent number of subordinate voting shares. If BPEA were to convert all its multiple voting shares into subordinate voting shares, it would hold 38.7% of our subordinate voting shares and 2.9% of our voting power. For details on significant acquisitions of our common shares by BPEA, see “Item 7B—Related Party Transactions—Share Issuances”. In September 2021, BPEA sold 13,648,000 subordinate voting shares in a secondary offering, following conversion of an equivalent number of multiple voting shares into subordinate voting shares, representing 20.3% of our outstanding multiple voting shares then outstanding and 6.2% of our voting power. In June 2022, BPEA sold 3,000,000 multiple voting shares, representing 1.5% of our multiple voting shares then outstanding and 1.57% of our voting power, to TELUS. In May 2023, BPEA sold 2,500,000 multiple voting shares, then representing 1.3% of our multiple voting shares then outstanding and 1.2% of our voting power, to TELUS. In December 2023 and February 2024, BPEA converted 32,500,000 and 3,000,000 respectively of its multiple voting shares into subordinate voting shares.
(4)Represents subordinate voting shares beneficially owned by BlackRock, Inc., based solely on the Schedule 13G filed by BlackRock, Inc. with the SEC on November 8, 2024.
(5)Represents subordinate voting shares beneficially owned by Mackenzie Financial Corporation, based solely on the Schedule 13F-HR filed by Mackenzie Financial Corporation with the SEC on November 13, 2024.
As at December 31, 2024, and the date of this report, there were six registered holders in Canada and 13 registered holders in the United States respectively, one of whom was Cede & Co. (nominee of DTC), representing 75.94% of our subordinate voting shares.
Our multiple voting shares have ten votes per share and our subordinate voting shares have one vote per share. TELUS, our controlling shareholder, and BPEA are the only shareholders who hold the multiple voting shares. See “Item 3D—Risk Factors—Subordinate Voting Shares Risks” and “Item 7B—Our Relationship with TELUS”.
B.    Related-Party Transactions
Our Relationship with TELUS
As of December 31, 2024, TELUS, our controlling shareholder, held 152,004,019 multiple voting shares, or 86.6% of the combined voting power of our outstanding shares, and 6,874,822 subordinate voting shares, or 0.04% of the combined voting power of our outstanding shares. See “Item 3D—Risk Factors—TELUS Relationship Risks”.
The following is a summary of the terms of each intercompany agreement that we entered into with TELUS, each of which is included as an exhibit to this Annual Report. Each summary sets forth the terms of an agreement that we believe is material to us and each summary is qualified in its entirety by reference to the full text of such agreement.

For further information regarding historical related party transactions, see Note 21—Related Party Transactions to the audited consolidated financial statements as at and for the year ended December 31, 2024, in this Annual Report.
Master Services Agreement
We currently provide strategy and innovation, next-generation technology and IT services as well as customer experience process and delivery services to TELUS pursuant to the terms of the TELUS MSA, which we amended and restated in January 2021. The TELUS MSA includes a minimum spend commitment of $200 million per year, subject to adjustment in accordance with its terms. The initial term of the TELUS MSA is ten years, beginning in January 2021, unless terminated earlier or extended according to its terms. Services provided for under the TELUS MSA are priced on an arm’s-length basis in line with pricing for comparable services we provide to other clients. The TELUS MSA includes typical industry terms for a long-term services arrangement, including terms related to periodic price and service level reviews and benchmarking, service-level credits, termination rights, indemnification and limitation of liability.
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
Network Infrastructure Services Agreement
We and one of our U.S. subsidiaries entered into a network infrastructure services agreement with TELUS and one of its U.S. subsidiaries in January 2021 (NISA). Under the NISA, as amended to date, TELUS provides us with various managed telecommunications and information technology services. The initial term of the NISA is ten years, beginning in January 2021, unless terminated earlier, and will be automatically extended for successive one-year terms unless notice is given by either party thereto. The NISA includes a minimum spend commitment by us of C$47,900,000 over the first five years of the term. We are permitted to terminate any service under the NISA for convenience prior to its scheduled expiration date, subject to a minimum notice period, which is generally one month, and payment of unpaid charges and termination charges (if any) specified in the related service schedules. Fees for services provided under the NISA are consistent with fees for the same or similar services under the same or similar conditions between unrelated parties. The NISA includes typical industry terms for a long-term services arrangement, including performance service credits, termination rights, indemnification and limitation of liability.
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

Collaboration and Financial Reporting Agreement
We entered into a collaboration and financial reporting agreement with TELUS on February 5, 2021, (CFRA) relating to our financial reporting which is intended to provide for the collaboration and coordination of TELUS Digital and TELUS in a range of areas. The CFRA will continue in effect until the earlier of (i) a change of control transaction, (ii) when TELUS determines it is no longer required to consolidate our results of operations and financial position or to account for its investment in us under the equity method of accounting, and (iii) such date as we and TELUS may agree. The parties will negotiate the basis for phasing out their respective obligations and requirements under the CFRA prior to its termination or expiry. Under the CFRA, we are subject to covenants, including those regarding the delivery or supply of monthly, quarterly and annual reporting information and annual budgets and financial forecasts to TELUS as well as other information that TELUS requires in support of its continuous reporting obligations and operational/management needs; conformity with TELUS’ financial presentation and accounting policies and management reporting framework for intercompany transactions; disclosure of information about our financial controls to TELUS; the provision to TELUS of access to our auditors, certain books and records related to internal accounting controls or operations and the working papers for our annual audits and quarterly reviews; and collaboration and consultation with TELUS in connection with our strategic and business planning, the preparation of our public filings and press releases and on other specified topics. Pursuant to the CFRA, we are required to maintain business policies, practices and standards that are consistent with and at least as stringent as the corresponding TELUS policies, standards, and procedures, with such practices and standards to be adapted to conform to our business and the laws and regulations applicable to our business. The CFRA specifies certain matters or actions we take that require advance review and consultation with TELUS and also stipulates certain actions that require our Board’s approval. As our financial statements are currently consolidated with those of TELUS, we maintain policies and processes that comply with the financial reporting requirements that are contained in the CFRA.
Credit Agreement
General
We entered into a senior secured credit agreement, which includes two revolving credit facilities and two non-revolving term credit facilities, originally dated as of May 31, 2016, amended and restated on January 28, 2020, as further amended and restated on December 22, 2020, and as further amended and restated on December 20, 2022, with The Bank of Nova Scotia, as administrative agent and certain other financial institutions and TELUS, serving as lenders. The credit agreement provides for (i) a revolving term credit facility in the aggregate amount of $275 million (the "RT 1 Credit Facility"), (ii) a revolving term credit facility in the aggregate amount of $525 million (the "RT 2 Credit Facility"), (iii) a non-revolving term credit facility in the aggregate amount of $600 million (the "NRT 1 Credit Facility"), and (iv) a non-revolving term credit facility in the aggregate amount of $600 million (the "NRT 2 Credit Facility") each maturing on January 3, 2028.

In addition, the revolving credit facilities each include a sub-facility for standby letters of credit with an aggregate cap of $50 million or the equivalent in Canadian dollars. The facilities generally bear interest at various floating rates, with a credit spread that varies by reference to the ratio of total Net Debt to Adjusted EBITDA, both measures as defined in our credit agreement, for the applicable fiscal quarter. The RT 2 Credit Facility, the NRT 1 Credit Facility and the NRT 2 Credit Facility are subject to an accordion feature allowing us to increase one or more of these facilities by up to an aggregate amount of $500 million, subject to certain customary conditions and increases in interest rates and standby fees. The obligations thereunder are guaranteed by certain of our wholly-owned subsidiaries and secured by a first priority interest in all of our assets and equity interests in our subsidiaries.
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
The credit agreement also requires us to maintain a total Net Debt to Adjusted EBITDA ratio not to exceed 3.75:1 for each quarter ending in fiscal 2024. Subsequent to December 31, 2024, on January 27, 2025, the credit facility Net Debt to Adjusted EBITDA ratio was amended to not exceed 3.75:1.00 for each quarter of fiscal 2025 (previously 3.25:1.00) and 3.25:1.00 subsequently. If we make permitted acquisitions with an aggregate cash consideration above $250 million in any twelve-month period, we may request that the maximum permitted total Net Debt to Adjusted EBITDA ratio be increased by 0.50:1.00 for the quarter in which such threshold was exceeded, and shall return to the then applicable Net Debt to Adjusted

EBITDA ratio after eight fiscal quarters. We are also required to maintain a consolidated debt service coverage ratio financial covenant of at least 1.50:1.00 in every fiscal quarter.
The credit agreement provides for certain events of default, including, without limitation: (a) cross-default and cross-acceleration to indebtedness and judgments of over $25.0 million or the equivalent in Canadian dollars, (b) TELUS ceasing to have the power to, directly or indirectly, (i) vote shares that represent more than 50% our voting shares, (ii) direct our management, business or policies and (iii) elect or appoint a majority of our directors, and (b) termination of the TELUS MSA and the TSSA we have entered into with TELUS.
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
The shareholders’ agreement also provides that, for so long as TELUS continues to beneficially own at least 50% of the combined voting power of our multiple voting shares and subordinate voting shares, it is entitled to select the chair of the Board from and among the directors.
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
At any time that the number of directors nominated by TELUS represents a majority of our board of directors, TELUS appointees will control our Board decisions and approval of all material actions requiring approval by a majority of the Board and not specifically requiring shareholder approval. See “Item 6A—Directors and Senior Management” for the composition of our Board and the committees of the Board and more information on our Board.
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
Registration Rights Agreement

On February 5, 2021, in connection with our initial public offering, we entered into a registration rights agreement (as amended from time to time, the “Registration Rights Agreement”) with TELUS and BPEA. The Registration Rights Agreement was amended in June 2021, January 2023, June 2023 and December 2023. In connection with these amendments, Jeff Puritt and certain members of the management team of WillowTree became parties to the agreement. As amended to date, the Registration Rights Agreement provides certain demand registration rights that require us to use commercially reasonable efforts to effect the registration under applicable federal, state and provincial securities laws, in either Canada or the United States of any of our subordinate voting shares held by TELUS or BPEA. The Registration Rights Agreement also provides certain piggyback registration rights to TELUS, our chief executive officer and certain members of management of WillowTree who may hold our subordinate voting shares following completion of one or more Redemptions (as defined herein). Lastly, the Registration Rights Agreement also provides all shareholder parties thereto with a registration right that would require us to, upon their request, take all actions necessary to make a resale registration statement under the Securities Act, covering such parties’ shares available for their use in connection with resale of their subordinate voting shares.
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
Our agreement with certain members of WillowTree’s management
In connection with the acquisition of WillowTree, certain eligible management team members of WillowTree reinvested in our Company pursuant to a reinvestment and rollover WT Management Earn-Out Program, which was amended and restated on June 14, 2024. Under the terms of the WT Management Earn-Out Program, participants will be paid out over a three-year period beginning in 2026, subject to certain performance-based criteria being met, in cash, subordinate voting shares or a combination thereof, at our option.
Share Issuances
In connection with the acquisition of Lionbridge AI, Inc., we issued 2 million shares of Class A common shares to TELUS for proceeds of approximately $149.6 million and 1 million shares of Class B common shares to BPEA for proceeds of approximately $80.4 million to fund a portion of the purchase price. For historical share issuance details, see Note 17—Share Capital and Note 21—Related Party Transactions in the notes to the audited consolidated financial statements as at and for the year ended December 31, 2024, included in this Annual Report.
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
General
TELUS International (Cda) Inc. is a corporation duly established under the BCBCA, registered with the British Columbia Business Registry under the incorporation number BC1059858.
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

Age limit requirement. Directors are not subject to retirement at a specified age limit under our articles. Non-management directors are, however, subject to term limits of 15 years. See “Item 6C—Board Practices—Term Limits and Mechanisms of Board Renewal”.
Borrowing powers. Under our directors’ general power to manage our business, our directors may (i) borrow money in the manner and amount, on the security, from the sources and on the terms that the directors consider appropriate; (ii) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as the directors consider appropriate; (iii) guarantee the repayment of money by any other person or the performance of any obligation of any other person; and (iv) mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

Compensation. The Governance and Nominating Committee, which is not comprised entirely of independent directors, is responsible for reviewing and recommending to the Board for approval the compensation and benefit levels for the directors of the Company. See “Item 6B—Compensation—Director Compensation”.
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
Limitations on the Rights to Own Securities
There is no limitation imposed by our articles on the right of a non-resident to hold or vote our subordinate voting shares or multiple voting shares.
C.Material Contracts
We have not entered into any material contracts outside the ordinary course of business other than as described below or elsewhere in this Annual Report or its exhibits.
Second Amended & Restated Limited Liability Company Agreement of WillowTree

The Second Amended and Restated Limited Liability Company Agreement of WLTR Holdings, LLC (the “Second A&R LLCA”) was adopted on January 3, 2023, in connection with our acquisition of WillowTree, and amended on May 12, 2023 and June 14, 2024. The operations of WillowTree, and the rights and obligations of the members of WLTR Holdings, LLC (the “Surviving Company”), are set forth in the Second A&R LLCA, as amended.

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

Class A Unit Redemption Right. Certain management and employee members of WillowTree (or participation vehicles through which management members and employees of WillowTree hold equity interests therein) have entered into rollover agreements with TELUS International USA and WillowTree pursuant to which a portion of their equity interests in WillowTree was converted into Class A Units in the Surviving Company.

The Second A&R LLCA contemplated that a reinvestment program pursuant to which certain employees of WillowTree were invited to participate and the participants of that program reinvested a portion of their after-tax proceeds from their option cancellations or transaction bonuses (or, in certain cases, other funds) in the Surviving Company and be subject to the same redemption mechanism.

The Second A&R LLCA provides for redemption rights for each holder of Class A Units, on the one hand, and the Surviving Company, on the other hand, which entitle the holder thereof, at the election of either the relevant holder thereof or the Surviving Company, to have a portion of the Class A Units redeemed after the end of calendar year 2025, 2026 and 2027 (each, a “Redemption”), in exchange for a redemption consideration that will be determined based on the aggregate revenue of the Surviving Company and its subsidiaries (the “WillowTree Group”) in the relevant year, the compounded revenue growth of WillowTree Group until the end of the relevant year and the cumulative profitability margin of the business of WillowTree Group. Any portion of the redemption payments may, at the option of the Surviving Company, be settled in subordinate voting shares of TELUS Digital (“Company Shares”) except that any portion which, in the reasonable determination of the Surviving Company, is necessary to allow the relevant holder to satisfy applicable tax liabilities must be settled in cash. The number of TELUS Digital Shares to be issued in connection with settlement of redemption payments would be based on a volume-weighted average over a thirty-trading day trading period ending on third business day before the relevant settlement date.

In order to continue to incentivize the performance of holders of the Class A Units, pursuant to subsequent amendments to the Second A&R LLCA, the holders of the Class A Units (to the extent still employed by WillowTree) received WBPUs and WPSUs. In addition, pursuant to subsequent amendments to the Second A&R LLCA, unit appreciation rights which had been previously issued to certain individuals in connection with the acquisition of WillowTree were cancelled and exchanged into Restricted Stock Units (“RSUs” and collectively with WBPUs and WPSUs, the “Units”). The value of the Units is not capped and will be calculated based on WillowTree Group’s performance. WBPUs and WPSUs may be settled in cash, TELUS Digital Shares or a combination thereof, at the option of TELUS Digital, and RSUs will be settled in TELUS Digital Shares. Settlement of any Units in TELUS Digital Shares will be pursuant to TELUS Digital’s 2021 Omnibus Incentive Plan. In the event that WillowTree achieves certain performance thresholds, total payments made by TELUS Digital to settle any of the Units will be deducted from the total payments to which the holders of Class A Units would otherwise be entitled in connection with their WBPUs and WPSUs.

Governance. The Second A&R LLCA provides that TELUS International USA is the “Principal Member” of the Surviving Company and New WT Parent, Inc., a participation vehicle through which certain management members and employees of WillowTree hold interests in the Surviving Company, is the “Class A Representative Member”. The business and affairs of the Surviving Company will be managed under the authority and direction of a board of directors. As the Principal Member, TELUS International USA is entitled to appoint a majority of the members of the board of directors.
D.Exchange Controls
There is no limitation imposed by Canadian law on the right of a non-resident to hold or vote our subordinate voting shares or multiple voting shares, other than discussed below.
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
Investment Canada Act
The Investment Canada Act requires each “non Canadian” (as defined in the Investment Canada Act) who acquires “control” of an existing “Canadian business”, to file a notification in prescribed form with the responsible federal government department or departments not later than 30 days after closing, provided the acquisition of control is not a reviewable transaction under the Investment Canada Act. Subject to certain exemptions, a transaction that is reviewable under the Investment Canada Act may not be implemented until an application for review has been filed and the responsible Minister of the federal cabinet has determined that the investment is likely to be of “net benefit to Canada” taking into account certain factors set out in the Investment Canada Act. Under the Investment Canada Act, an investment in our subordinate voting shares or multiple voting shares by a non-Canadian that is ultimately controlled in a country that has a free trade agreement with Canada (or the United Kingdom), including a United States investor, would be reviewable only if it were an investment to acquire control of us pursuant to the Investment Canada Act and our enterprise value (as determined pursuant to the Investment Canada Act and its regulations) was equal to or greater than the amount specified, which is currently C$1.989 billion. For other investors who are not state-owned enterprises and who are ultimately controlled by World Trade Organization members, the threshold is currently C$1.326 billion for 2024.
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
Any dividends the Company pays to U.S. Holders generally will constitute non-U.S. source “passive category” income for U.S. foreign tax credit limitation purposes. Subject to certain limitations, Canadian tax withheld with respect to distributions made on the subordinate voting shares may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. Alternatively, a U.S. Holder may, subject to applicable limitations, elect to deduct the otherwise creditable Canadian withholding taxes for U.S. federal income tax purposes. The rules governing the foreign tax credit are complex, involve the application of rules that depend upon a U.S. Holder’s particular circumstances and recent changes to the foreign tax credit rules introduced additional requirements and limitations (though the application of some of these changes has been deferred pending further guidance). Accordingly, a U.S. Holder is urged to consult its tax advisor regarding the availability of the foreign tax credit under its particular circumstances.
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
Based on the Company’s income, assets and business activities, including the receipt and application of the proceeds of the issue and sale of the subordinate voting shares, the Company does not believe that it was a PFIC for its 2024 taxable year and the Company expects that it will not be classified as a PFIC for U.S. federal income tax purposes for its current taxable year or in the near future. The determination of PFIC status is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond the Company’s control, including the relative values of the Company’s assets and its subsidiaries, and the amount and type of their income. As a result, there can be no assurance that the Company will not be a PFIC in 2025 or any subsequent year or that the IRS will agree with the Company’s conclusion regarding its PFIC status and would not successfully challenge our position.
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
If, contrary to current expectations, the Company was a PFIC for U.S. federal income tax purposes, certain elections (such as a mark-to-market election) may be available to U.S. Holders with respect to the subordinate voting shares that may mitigate some of the adverse tax consequences resulting from PFIC treatment.
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
We will provide without charge to each person, including any beneficial owner, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this Annual Report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to us at the following address: Floor 5, 510 West Georgia Street, Vancouver, British Columbia, Canada V6B 0M3; Attention: TELUS Digital - Investor Relations, phone number: (604) 695 3455.
I.    Subsidiary Information
Not applicable.
J.    Annual Report to Security Holders

The Company intends to submit any annual report provided to security holders in electronic format as an exhibit to a current report on Form 6-K.
ITEM 11   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk
Amounts drawn on our long-term debt facilities expose us to changes in interest rates. Holding other variables constant, including the total amount of outstanding indebtedness, a 25-basis-point increase in interest rates on our variable-rate debt would cause an estimated decrease in net income of approximately $3 million per year based on the amounts outstanding as at December 31, 2024, excluding the impact of any hedging activities.
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

	Net income (loss)			Other comprehensive income (loss)			Comprehensive income (loss)
Years Ended December 31 (increase (decrease) in millions)	2024	2023	2022	2024	2023	2022	2024	2023	2022
Reasonably possible changes in market risks
10% change in US$: CDN$ exchange rate
US$ appreciates	$16	$10	$8	$—	$—	$—	$16	$10	$8
US$ depreciates	$(22)	$(12)	$(8)	$—	$—	$—	$(22)	$(12)	$(8)
10% change in US$: Euro exchange rate
US$ appreciates	$7	$7	$14	$(54)	$(41)	$(44)	$(47)	$(34)	$(30)
US$ depreciates	$(7)	$(7)	$(14)	$48	$41	$44	$41	$34	$30
10% change in US$: Peso exchange rate
US$ appreciates	$(4)	$(3)	$(2)	$—	$—	$—	$(4)	$(3)	$(2)
US$ depreciates	$4	$3	$2	$—	$—	$—	$4	$3	$2
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
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2024. Based on such evaluation, management has concluded that our disclosure controls and procedures were effective as of December 31, 2024.
Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) and for the assessment of the effectiveness of our internal control over financial reporting. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards.
Management, with the participation of our Chief Executive Officer and Chief Financial Officer, assessed our internal control over financial reporting based upon the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). As of December 31, 2024, management has concluded that the Company’s internal control over financial reporting was effective.
Deloitte LLP, an independent registered public accounting firm, has audited the Company’s financial statements for the fiscal year ended December 31, 2024, and has included its attestation report on management's assessment of the Company’s internal control over financial reporting as of December 31, 2024.
Changes in Control over Financial Reporting
There have been no changes in the Company’s internal control over financial reporting (as defined in Rule 13a‐15(f) and 15d‐15(f) under the Exchange Act) during the year ended December 31, 2024, that have materially affected, or that are reasonably likely to materially affect, the Company’s internal control over financial reporting.
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
The full text of the code of ethics and conduct is posted on our website at www.telusdigital.com and the System for Electronic Document Analysis and Retrieval+ (SEDAR+) profile at www.sedarplus.ca. The information on or accessible through our website is not part of and is not incorporated by reference into this Annual Report, and the inclusion of our website address in this Annual Report is only for reference.
Our Audit Committee and Human Resources Committee are responsible for reviewing and evaluating the code of ethics and conduct periodically and will recommend any necessary or appropriate changes thereto to our Board for consideration. The Audit Committee and Human Resources Committee will also assist our Board with the monitoring of compliance with the code of ethics and conduct.
ITEM 16C    PRINCIPAL ACCOUNTANT FEES AND SERVICES
For the years ended December 31, 2024 and 2023, we incurred the following fees by our external auditors, Deloitte LLP (PCAOB ID No. 1208):

	Year Ended December 31, 2024	Year Ended December 31, 2023
Category of Fees
Audit fees(1)	$4,034,706	$4,205,000
Audit-related fees(2)	792,007	396,869
Tax fees(3)	189,978	114,935
All other fees(4)	42,940	60,560
	$5,059,631	$4,777,364
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
ITEM 16K CYBERSECURITY
Cybersecurity Risk Management and Strategy

Safeguarding the Company’s information systems, assets, data, intellectual property and network infrastructure and ensuring that risks related to cybersecurity threats are appropriately managed is essential to maintaining a consistently high level of service experience for our clients; the confidentiality, integrity and availability of our information systems; and the trust of our stakeholders, as well as meeting applicable regulatory requirements. We have implemented a multi-faceted cybersecurity risk management framework integrated into our overall enterprise risk management system and processes.

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

•monitoring threats to personally identifiable information, sensitive data and unauthorized access to Company systems, with the assistance of third-party data loss prevention software and a third-party security operations center;

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

The Company continues to enhance its cybersecurity preparedness and is working toward its Cybersecurity Maturity Model Certification, which would certify our compliance with certain cybersecurity standards published by the National Institute of Standards and Technology.

There were no cybersecurity incidents during the year ended December 31, 2024, that resulted in an interruption to our operations, known losses of any critical data or otherwise had a material impact on the Company’s strategy, financial condition or results of operations. However, the scope and impact of any future incident cannot be predicted. See “Item 3D—Risk Factors” for more information on how material cybersecurity attacks may impact our business.

The Company maintains robust processes to oversee and identify cybersecurity risks associated with its use of third-party service providers. We recognize that third-party engagements can introduce unique security challenges and have implemented a comprehensive framework to mitigate these risks effectively. To ensure thorough oversight, the Company employs both external and internal mechanisms for the assessment and ongoing management of third-party risks:

•The Company utilizes a trusted external provider to perform detailed evaluations of third-party service providers. These assessments focus on identifying potential vulnerabilities, reviewing adherence to industry best practices, and verifying compliance with applicable cybersecurity standards and regulations.
•The Company conducts internal assessments and due diligence reviews to complement external evaluations. This includes an analysis of each service provider’s security posture, contractual obligations, and alignment with cybersecurity certifications, policies and practices. Our internal processes also involve periodic reviews to ensure continued compliance and address any emerging risks.

Role of Management

Our chief information officer leads management’s assessment, identification and management of risks related to cybersecurity threats and reports directly to our chief executive officer. The chief information officer receives regular briefings on cybersecurity matters from the cybersecurity team, including the results of vulnerability testing and remediation, cyber incident response and progress on cybersecurity infrastructure initiatives. Michael Ringman currently serves as our chief information officer. Mr. Ringman has over 20 years of experience, holding senior information technology leadership roles with increasing responsibility over the course of his career. See “Item 6A—Directors and Senior Management—Our Executive Officers” for more information on Mr. Ringman’s expertise.

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
Incorporated by reference to Exhibit 99.3 to the Registrant’s Current Report furnished to the SEC on Form 6-K on February 5, 2021.

2.4	Amendment to the TELUS International (Cda) Inc. Registration Rights Agreement, dated as of January 3, 2023.	Incorporated by reference to Exhibit 99.3 to the Registrant’s Current Report filed with the SEC on Form 6-K on January 9, 2023.

2.5	Second Amendment and Joinder to the TELUS International (Cda) Inc. Registration Rights Agreement, dated as of June 16, 2023.	Incorporated by reference to Exhibit 99.6 to the Registrant’s Current Report filed with the SEC on Form 6-K on August 4, 2023.

2.6	Third Amendment to the TELUS International (Cda) Inc. Registration Rights Agreement, dated as of December 21, 2023.	Incorporated by reference to Exhibit 2.6 of the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on February 9, 2024.

2.7	Amended and Restated Shareholders Agreement, dated as of June 16, 2023 among TELUS Corporation, Riel B.V. and TELUS International (Cda) Inc.	Incorporated by reference to Exhibit 99.7 to the Registrant’s Current Report filed with the SEC on Form 6-K on August 4, 2023.

2.8	Amendment to the Amended and Restated Shareholders Agreement, dated as of December 16, 2023.	Incorporated by reference to Exhibit 2.8 of the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on February 9, 2024.

Exhibit No.	Description	Method of filing
4.1†	Amended and Restated Master Services Agreement, dated as of January 1, 2021, between TELUS International (Cda) Inc. and TELUS Communications Inc.	Incorporated by reference to Exhibit 10.1 to the Registrant’s registration statement on Form F-1 filed with the SEC on January 8, 2021.

4.2†	Transition and Shared Services Agreement, dated as of January 1, 2021, between TELUS Communications Inc. and TELUS International (Cda) Inc.	Incorporated by reference to Exhibit 10.2 to the Registrant’s registration statement on Form F-1 filed with the SEC on January 8, 2021.

4.3†	Amended and Restated Master Reseller Agreement, dated as of January 1, 2021, between TELUS Communications Inc. and TELUS International (Cda) Inc.	Incorporated by reference to Exhibit 10.3 to the Registrant’s registration statement on Form F-1 filed with the SEC on January 8, 2021.

4.4†
Network Infrastructure Services Agreement, dated as of January 1, 2021, among TELUS Communications Inc., TELUS Communications (U.S.) Inc., TELUS International (Cda) Inc. and TELUS International Holding (U.S.A.) Corp.
Incorporated by reference to Exhibit 10.4 to the Registrant’s registration statement on Form F-1 filed with the SEC on January 8, 2021.

4.5†
Amendment No. 1 to Network Infrastructure Services Agreement, dated as of July 19, 2021, among TELUS Communications Inc., TELUS Communications (U.S.) Inc., TELUS International (Cda) Inc. and TELUS International Holding (U.S.A.) Corp.
Filed together with this Annual Report on Form 20-F for the year ended December 31, 2024.

4.6†
Amendment No. 2 to Network Infrastructure Services Agreement, dated as of December 6, 2022, among TELUS Communications Inc., TELUS Communications (U.S.) Inc., TELUS International (Cda) Inc. and TELUS International Holding (U.S.A.) Corp.
Filed together with this Annual Report on Form 20-F for the year ended December 31, 2024.

4.7†
Amendment No. 3 to Network Infrastructure Services Agreement, dated as of March 23, 2023, among TELUS Communications Inc., TELUS Communications (U.S.) Inc., TELUS International (Cda) Inc. and TELUS International Holding (U.S.A.) Corp.
Filed together with this Annual Report on Form 20-F for the year ended December 31, 2024.

4.8†
Amendment No. 4 to Network Infrastructure Services Agreement, dated as of December 20, 2023, among TELUS Communications Inc., TELUS Communications (U.S.) Inc., TELUS International (Cda) Inc. and TELUS International Holding (U.S.A.) Corp.
Filed together with this Annual Report on Form 20-F for the year ended December 31, 2024.

4.9†
Amendment No. 5 to Network Infrastructure Services Agreement, dated as of March 28, 2024, among TELUS Communications Inc., TELUS Communications (U.S.) Inc., TELUS International (Cda) Inc. and TELUS International Holding (U.S.A.) Corp.
Filed together with this Annual Report on Form 20-F for the year ended December 31, 2024.

Exhibit No.	Description	Method of filing
4.10†
Amendment No. 6 to Network Infrastructure Services Agreement, dated as of December 1, 2024, among TELUS Communications Inc., TELUS Communications (U.S.) Inc., TELUS International (Cda) Inc. and TELUS International Holding (U.S.A.) Corp.
Filed together with this Annual Report on Form 20-F for the year ended December 31, 2024.

4.11†	Trademark License Agreement, dated as of January 1, 2021, by and between TELUS Corporation and TELUS International (Cda) Inc.	Incorporated by reference to Exhibit 10.5 to the Registrant’s registration statement on Form F-1 filed with the SEC on January 8, 2021.

4.12	Collaboration and Financial Reporting Agreement dated February 5, 2021 between TELUS Corporation and TELUS International (Cda) Inc.	Incorporated by reference to Exhibit 99.5 to the Registrant’s Current Report furnished to the SEC on Form 6-K on February 5, 2021.

4.13	Coattail Agreement dated February 5, 2021 among TELUS International (Cda) Inc., TELUS Communications Inc., Riel B.V., and Computershare Trust Company of Canada	Incorporated by reference to Exhibit 99.6 to the Registrant’s Current Report furnished to the SEC on Form 6-K on February 5, 2021.

4.14
Adoption Agreement and Amendment to Coattail Agreement dated June 16, 2023 among TELUS International (Cda) Inc., TELUS Corporation, TELUS Communications Inc., Riel B.V., and Computershare Trust Company of Canada
Incorporated by reference to Exhibit 99.5 to the Registrant’s Current Report furnished to the SEC on Form 6-K on August 4, 2023.

4.15
Third Amended and Restated Credit Agreement, dated as of December 22, 2020, among TELUS International (Cda) Inc., as borrower, The Bank of Nova Scotia and other financial institutions party thereto, as lenders, and The Bank of Nova Scotia, as administrative agent
Incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 6-K filed with the SEC on December 23, 2022.

4.16	Second Amended & Restated Limited Liability Company Agreement of WLTR Holdings, LLC, dated January 3, 2023.	Incorporated by reference to Exhibit 99.2 to the Registrant’s Current Report on Form 6-K filed with the SEC on January 9, 2023.

4.17†	First Amendment to the Second Amended & Restated Limited Liability Company Agreement of WLTR Holdings, LLC, dated May 12, 2023	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2024.

4.18†	Second Amendment to the Second Amended & Restated Limited Liability Company Agreement of WLTR Holdings, LLC, dated June 14, 2024	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2024.

8.1	List of Subsidiaries of TELUS International (Cda) Inc.	Incorporated by reference to Exhibit 8.1 to the Annual Report on Form 20-F for the year ended December 31, 2021 filed on February 10, 2022.

11.1	Insider Trading Policy	Incorporated by reference to Exhibit 11.1 to the Annual Report on Form 20-F for the year ended December 31, 2023 filed on February 9, 2024.

12.1	Certification of the Principal Executive Officer	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2024.

12.2	Certification of the Principal Financial Officer	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2024.

Exhibit No.	Description	Method of filing

13.1	Certification of the Principal Executive Officer pursuant to 18 U.S.C. section 1350	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2024.

13.2	Certification of the Principal Financial Officer pursuant to 18 U.S.C. section 1350	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2024.

15.1	Consent of Independent Registered Public Accounting Firm	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2024.

97.1	Clawback Policy	Incorporated by reference to Exhibit 97.1 to the Annual Report on Form 20-F for the year ended December 31, 2023 filed on February 9, 2024.

EX-101.INS	XBRL Instance Document	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2024.

EX-101.SCH	XBRL Taxonomy Extension Schema Document	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2024.

EX-101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2024.

EX-101.DEF	XBRL Taxonomy Extension Definition Linkbase Document	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2024.

EX-101.LAB	XBRL Taxonomy Extension Labels Linkbase Document	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2024.

EX-101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2024.

EX-104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)	Filed together with this Annual Report on Form 20-F for the year ended December 31, 2024.
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

TELUS International (Cda) Inc.

/s/ Jason Macdonnell
	Name:	Jason Macdonnell
	Title:	Acting Chief Executive Officer, Chief Operating Officer and President, Customer Experience
Dated: February 13, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of TELUS International (Cda) Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of TELUS International (Cda) Inc. and subsidiaries (the "Company") as at December 31, 2024 and 2023, the related consolidated statements of income (loss) and comprehensive income (loss), changes in owners’ equity, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 13, 2025, expressed an unqualified opinion on the Company’s internal control over financial reporting.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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

Goodwill Impairment – Refer to Note 14 to the financial statements
Critical Audit Matter Description
The Company assesses goodwill impairment by comparing the recoverable amount of its cash-generating unit to its carrying value. The Company determined the recoverable amount of the cash-generating unit based on a fair value less costs of disposal calculation, which uses discounted cash flow projections that employ the following key assumptions: future cash flows and growth projections; weighted average cost of capital; and terminal growth rate. Changes in these assumptions could have a significant impact on the recoverable amount. Management determined that the recoverable amount of the cash-generating unit exceeded its carrying value as of the measurement date and, therefore, no impairment was recognized.

Given the significant judgments made by management, auditing the key assumptions required a high degree of auditor judgment and an increased extent of effort, including the need to involve a fair value specialist.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the key assumptions used to determine the recoverable amount included the following, among others:

•Evaluated the effectiveness of controls over the key assumptions used by management.

•Evaluated the reasonableness of management’s forecasts of future cash flows and growth projections by considering:
▪Historical revenues, profit margin, and earnings before interest, taxes, amortization and depreciation;
▪Analyst and industry reports for the Company and certain of its peer companies;
▪Known changes in the Company’s operations, which are expected to impact future operating performance; and
▪Internal communications to management and the Board of Directors.

•With the assistance of a fair value specialist, evaluated the reasonableness of the weighted average cost of capital, growth projections and terminal growth rate by:
▪Testing the source information underlying the determination of the weighted average cost of capital.
▪Developing a range of independent estimates for the weighted average cost of capital and growth projections and comparing those to the rates selected by management.
▪Benchmarking the terminal growth rate to relevant market sources.

/s/ Deloitte LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
February 13, 2025
We have served as the Company's auditor since 2016.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of TELUS International (Cda) Inc.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of TELUS International (Cda) Inc. and subsidiaries (the “Company”) as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2024, of the Company and our report dated February 13, 2025, expressed an unqualified opinion on those financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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

/s/ Deloitte LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
February 13, 2025

TELUS International (Cda) Inc.
Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

Years Ended December 31 (millions except per share amounts)	Note	2024	2023	2022
REVENUE	4	$2,658	$2,708	$2,468

OPERATING EXPENSES
Salaries and benefits	5	1,701	1,664	1,393
Goods and services purchased		504	461	468
Share-based compensation	6	32	21	25
Acquisition, integration and other		45	55	40
Depreciation	13	144	141	124
Amortization of intangible assets	14(a)	180	183	134
		2,606	2,525	2,184

OPERATING INCOME		52	183	284

OTHER (INCOME) EXPENSES
Changes in business combination-related provisions	15	(60)	(20)	—
Interest expense	7	138	144	41
Foreign exchange gain		(4)	—	(7)
(LOSS) INCOME BEFORE INCOME TAXES		(22)	59	250
Income tax expense	8	39	5	67
NET (LOSS) INCOME		$(61)	$54	$183

OTHER COMPREHENSIVE INCOME (LOSS)	9
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges		24	(27)	43
Exchange differences arising from translation of foreign operations		(77)	26	(89)
		(53)	(1)	(46)
Item that will not be subsequently reclassified to income
Employee defined benefit plan re-measurements		—	1	3
		(53)	—	(43)
COMPREHENSIVE (LOSS) INCOME		$(114)	$54	$140

EARNINGS (LOSS) PER SHARE	10
Basic		$(0.22)	$0.20	$0.69
Diluted		$(0.34)	$0.18	$0.68

TOTAL WEIGHTED AVERAGE SHARES OUTSTANDING (millions)	10
Basic		275	274	266
Diluted		297	286	270
The accompanying notes are an integral part of these consolidated financial statements.

TELUS International (Cda) Inc.
Consolidated Statements of Financial Position

As at December 31 (millions)	Note	2024	2023
ASSETS
Current assets
Cash and cash equivalents		$174	$127
Accounts receivable	11	454	498
Due from affiliated companies	21(a)	16	62
Income and other taxes receivable		8	5
Prepaid and other assets		42	35
Current portion of derivative assets	12(g)	13	16
		707	743
Non-current assets
Property, plant and equipment, net	13	456	517
Intangible assets, net	14(a)	1,379	1,546
Goodwill	14(a)	1,926	1,963
Derivative assets	12(g)	15	—
Deferred income taxes	8(b)	12	29
Other long-term assets	22(b)	26	25
		3,814	4,080
Total assets		$4,521	$4,823
LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	1(a),22(b)	$321	$290
Due to affiliated companies	21(a)	231	178
Income and other taxes payable		68	57
Current portion of provisions	1(a),15	7	2
Current maturities of long-term debt	16	116	122
Current portion of derivative liabilities	12(g)	2	—
		745	649
Non-current liabilities
Provisions	1(a),15	139	191
Long-term debt	16	1,409	1,628
Derivative liabilities	12(g)	—	12
Deferred income taxes	8(b)	256	290
Other long-term liabilities	1(a)	27	16
		1,831	2,137
Total liabilities		2,576	2,786
Owners’ equity	17	1,945	2,037
Total liabilities and owners’ equity		$4,521	$4,823
Contingent liabilities	18
The accompanying notes are an integral part of these consolidated financial statements.
On behalf of the Board:

/s/ Josh Blair	/s/ Olin Anton
Josh Blair	Olin Anton
Lead Director of the Board	Director

TELUS International (Cda) Inc.
Consolidated Statements of Changes in Owners’ Equity

(millions)	Note	Number of shares	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive income (loss)	Total
Balance as at January 1, 2022		266	$1,490	$24	$107	$34	$1,655
Net income		—	—	—	183	—	183
Other comprehensive income (loss)		—	—	—	3	(46)	(43)
Carrying value of business acquired less fair value of consideration paid	21(a)	—	—	10	—	—	10
Share-based compensation	6	1	13	21	(1)	—	33
Balance as at December 31, 2022		267	$1,503	$55	$292	$(12)	$1,838
Net income		—	—	—	54	—	54
Other comprehensive income (loss)		—	—	—	1	(1)	—
Common shares issued	14(c)	6	125	—	—	—	125
Multiple Voting Shares converted to Subordinate Voting Shares	17	(33)	(122)	—	—	—	(122)
Subordinate Voting Shares converted from Multiple Voting Shares	17	33	122	—	—	—	122
Share-based compensation	6	1	20	—	—	—	20
Balance as at December 31, 2023		274	$1,648	$55	$347	$(13)	$2,037
Net loss		—	—	—	(61)	—	(61)
Other comprehensive loss		—	—	—	—	(53)	(53)
Multiple Voting Shares converted to Subordinate Voting Shares	17	(3)	(11)	—	—	—	(11)
Subordinate Voting Shares converted from Multiple Voting Shares	17	3	11	—	—	—	11
Net carrying value of assets acquired from parent	21	—	—	(2)	—	—	(2)
Deferred taxes on share issuance costs	8(c)	—	(9)	—	—	—	(9)
Share-based compensation	6	2	17	16	—	—	33
Balance as at December 31, 2024		276	$1,656	$69	$286	$(66)	$1,945
The accompanying notes are an integral part of these consolidated financial statements.

TELUS International (Cda) Inc.
Consolidated Statements of Cash Flows

Years Ended December 31 (millions)	Note	2024	2023	2022
OPERATING ACTIVITIES
Net (loss) income		$(61)	$54	$183
Adjustments:
Depreciation and amortization		324	324	258
Interest expense	7	138	144	41
Income tax expense	8	39	5	67
Share-based compensation	6	32	21	25
Changes in business combination-related provisions	15	(60)	(20)	—
Change in market value of derivatives and other		(7)	2	2
Net change in non-cash operating working capital	22(c)	166	43	(26)
Share-based compensation payments		—	(2)	(19)
Income taxes paid, net		(54)	(73)	(94)
Cash provided by operating activities		517	498	437

INVESTING ACTIVITIES
Cash payments for capital assets	22(c)	(105)	(89)	(105)
Cash receipts (payments) for other assets		1	—	(13)
Cash payments for acquisitions, net of cash acquired	14(a),(c)	(3)	(852)	(1)
Cash used in investing activities		(107)	(941)	(119)

FINANCING ACTIVITIES
Shares issued		3	4	3
Withholding taxes paid related to net share settlement of equity awards	6	(4)	(4)	(1)
Long-term debt issued	16,22(d)	295	1,161	411
Repayment of long-term debt	16,22(d)	(563)	(613)	(682)
Debt issuance costs	16,22(d)	—	—	(8)
Interest paid on credit facilities		(92)	(105)	(23)
Cash (used in) provided by financing activities		(361)	443	(300)
Effect of exchange rate changes on cash and cash equivalents		(2)	2	(8)

CASH POSITION
Increase in cash and cash equivalents		47	2	10
Cash and cash equivalents, beginning of year		127	125	115
Cash and cash equivalents, end of year		$174	$127	$125
The accompanying notes are an integral part of these consolidated financial statements.

TELUS International (Cda) Inc.
Notes to Consolidated Financial Statements

TELUS International (Cda) Inc. (TELUS Digital or the Company), formally rebranded to TELUS Digital Experience in the third quarter of 2024, is a leading digital customer experience innovator that designs, builds and delivers next-generation solutions, including AI and content moderation, for global and disruptive brands.
TELUS Digital was incorporated under the Business Corporations Act (British Columbia) on January 2, 2016, and is a subsidiary of TELUS Corporation. TELUS Digital maintains its registered office at 510 West Georgia Street, Vancouver, British Columbia.
The terms we, us, our or ourselves are used to refer to TELUS Digital and, where the context of the narrative permits or requires, its subsidiaries.
Additionally, the term TELUS is a reference to TELUS Corporation, and where the context of the narrative permits or requires, its subsidiaries, excluding TELUS Digital.
Notes to the consolidated financial statements		Page
General application
1.	Summary of material accounting policies	F-8
2.	Accounting policy developments	F-16
3.	Capital structure financial policies	F-16
Consolidated results of operations focused
4.	Revenue	F-17
5.	Salaries and benefits	F-17
6.	Share-based compensation	F-18
7.	Interest expense	F-21
8.	Income taxes	F-21
9.	Other comprehensive income (loss)	F-23
10.	Earnings (loss) per share	F-24
Consolidated financial position focused
11.	Accounts receivable	F-24
12.	Financial instruments	F-25
13.	Property, plant and equipment	F-30
14.	Intangible assets and goodwill	F-31
15.	Provisions	F-33
16.	Long-term debt	F-34
17.	Share capital	F-35
18.	Contingent liabilities	F-36
Other
19.	Employee future benefits	F-36
20.	Leases	F-37
21.	Related party transactions	F-37
22.	Additional financial information	F-39
23.	Segment reporting	F-41
1.Summary of material accounting policies
(a)Basis of presentation
Our consolidated financial statements are expressed in United States dollars. The generally accepted accounting principles that we use are International Financial Reporting Standards, as issued by the International Accounting Standards Board (IFRS® Accounting Standards).
Generally accepted accounting principles require that we disclose our material accounting policies. Below, we have summarized our accounting policies, including those that have a material effect on these financial statements, and how we have applied certain accounting policies and our choices where selection among various generally accepted accounting principle-compliant accounting policies is permitted. In our assessment, all of our accounting policy disclosures are not equally material, as set out in the accompanying table; their relative materiality to us will evolve over time, as we do.
These consolidated financial statements were authorized by our Board of Directors for issue on February 13, 2025.
The table below summarizes our accounting policies, including those that require a more significant choice or application of judgment, and thus are considered our material accounting policies in accordance with IAS 1, Presentation of Financial Statements.

Accounting policy requiring a more significant choice among policies and/or a more significant application of judgment
Accounting policy	Yes	No
General application
(a) Basis of presentation		X
(b) Consolidation		X
(c) Use of estimates and judgments	X
(d) Financial instruments—recognition and measurement		X
(e) Hedge accounting		X
Results of operations focused
(f) Revenue recognition	X
(g) Depreciation, amortization and impairment	X
(h) Translation of foreign currencies		X
(i) Income and other taxes	X
(j) Share-based compensation	X
(k) Employee future benefit plans		X
Financial position focused
(l) Cash and cash equivalents		X
(m) Property, plant and equipment; intangible assets; goodwill	X
(n) Provisions	X
(o) Lease liabilities		X
(p) Business combinations	X
(b)Consolidation
As at December 31, 2024, our consolidated financial statements include our accounts and the accounts of all of our subsidiaries. Our principal subsidiaries (wholly-owned unless otherwise denoted) are: TELUS International (U.S.) Corp.; Xavient Digital LLC; CallPoint New Europe EAD; TELUS International Services Limited; TELUS International Philippines Inc.; Voxpro Limited; TELUS International Germany GmbH; TELUS International AI Inc.; and WillowTree LLC (86% interest).
Our financing arrangements and those of our subsidiaries do not impose restrictions on inter-corporate dividends, but external dividends are restricted based upon total net debt to adjusted earnings before interest, income taxes, depreciation and amortization ratios, all as defined by our financing arrangements.
On a continuing basis, we review our corporate organization and effect changes as appropriate so as to enhance the value of TELUS Digital. This ongoing process can, and does, affect which of our subsidiaries are considered principal subsidiaries at any particular point in time.
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
•In respect of revenue-generating transactions, generally we must make judgments that affect the timing of the recognition of revenue as it relates to assessing when we have satisfied our performance obligations to our customers, either at a specific point in time or over a period of time.
•Determination of the functional currency of each subsidiary involves significant judgment. The determination of functional currency affects the carrying value of non-current assets included in the statement of financial position and, as a consequence, the amortization of those assets, as well as the exchange gains and losses recorded in the consolidated statements of income (loss) comprehensive income (loss) and the consolidated statement of changes in owners’ equity.
•The decision to depreciate and amortize any property, plant, equipment and intangible assets that are subject to amortization on a straight-line basis, as we believe that this method reflects the consumption of resources over the economic lifespan of those assets better than an accelerated method and is more representative of the economic substance of their underlying use.
•The preparation of financial statements in accordance with IFRS Accounting Standards requires management to make judgments which affect the financial statement disclosure of information regularly reviewed by our chief operating decision-maker that is used to make resource allocation decisions and to assess performance, discussed further in Note 23—Segment Reporting.
•A significant judgment that we have historically made is distinguishing between the operations and cash flows of our business units, which include each geographic region or service line. We have identified significant interdependence between our business units and the cash inflows that they generate. In addition, it is often inherently difficult and objectively impractical to clearly distinguish between the operations and cash flows of our business units, as well as the assets from which their cash flows arise. As our businesses continue to evolve, new cash-generating units may also develop. As such, each region or service line is not an individual cash-generating unit.
•In respect of claims and lawsuits, as discussed further in Note 18(b)—Contingent liabilities—Claims and lawsuits, the determination of whether an item is a contingent liability or whether an outflow of resources is probable and thus requiring the item be accounted for as a provision.
(d)Financial instruments—recognition and measurement
The following policies have been adopted in respect of the recognition and measurement of financial instruments:
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
•Transaction costs, except for items held for trading, are added to the initial fair value of the acquired financial asset or financial liability. We have selected this method as we believe that it results in a better matching of the transaction costs with the periods in which we benefit from the transaction costs.
(e)Hedge accounting
Hedge accounting
The purpose of hedge accounting, in respect of our designated hedging relationships, is to ensure that counterbalancing gains and losses are recognized in the same periods. We have chosen to apply hedge accounting as we believe that it is more representative of the economic substance of the underlying transactions.
The application of hedge accounting requires a high correlation (indicating effectiveness) in the offsetting changes in the risk-associated values of the financial instruments (the hedging items) used to establish the designated hedging relationships and all, or a part, of the asset, liability or transaction with an identified risk exposure that we have taken steps to modify (the hedged items). The anticipated effectiveness of designated hedging relationships is assessed at inception and their actual effectiveness for each subsequent reporting period. We consider a designated hedging relationship to be effective if the following critical terms match between the hedging item and the hedged item: the notional amount of the hedging item and the principal amount of the hedged item; maturity dates; payment dates; and interest rate index (if, and as, applicable). Any ineffectiveness, such as arising from differences between the notional amount of the hedging item and the principal amount of the hedged item, or from a previously effective designated hedging relationship becoming ineffective, is reflected in the consolidated statements of income (loss) and comprehensive income (loss) as interest expense if in respect of long-term debt, or as Goods and services purchased if in respect of future purchase commitments.
Hedging assets and liabilities
In applying hedge accounting, a hedge value is recorded in the consolidated statements of financial position representing the fair value of the hedging items. The net difference, if any, between amounts recognized in net income (loss) determination and amounts necessary to reflect the fair value of the designated cash flow hedging items recorded in the consolidated statements of financial position is recognized as a component of other comprehensive income (loss).
In the application of hedge accounting to the finance costs arising from interest paid on our long-term debt, the amount recognized in the determination of net income (loss) is the amount that counterbalances the difference between interest calculated at a variable interest rate, and the fixed interest rate as set out in our credit facility.

(f)Revenue recognition
Our solutions involve delivery of multiple services and products that occur at different specific points in time and/or over different periods of time. These arrangements may contain multiple performance obligations and the transaction price is measured and allocated among the performance obligations based upon their relative stand-alone selling price. Our relevant revenue recognition policies are then applied to the performance obligations.
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
Property, plant, and equipment, including right-of-use lease assets, are depreciated on a straight-line basis over their estimated useful lives (lease terms for right-of-use lease assets). Depreciation includes the amortization of leasehold improvements, which are typically amortized over the shorter of their expected average service lives or lease terms. Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives, with annual reviews and adjustments made as appropriate.
The estimated useful lives for our property, plant and equipment (including right-of-use assets) subject to depreciation are as follows:

Estimated useful lives
Computer hardware and network assets	3 to 7 years
Buildings and leasehold improvements	5 to 20 years
Furniture and equipment	3 to 7 years
Right-of-use lease assets	3 to 20 years
The estimated useful lives for our intangible assets subject to amortization are as follows:

Estimated useful lives
Customer contracts and related customer relationships	4 to 15 years
Software	3 to 7 years
Brand	3 years
Standard operating procedures	5 years
Crowdsource assets	8 years

Impairment—general
Impairment testing involves comparing the carrying values of the assets or cash-generating unit being tested with its recoverable amounts (defined as the greater of an asset’s or cash-generating unit’s value-in-use or its fair value less costs to sell). Impairment losses are recognized immediately when the carrying value exceeds the recoverable amount. Should the recoverable amount of previously impaired assets or cash-generating units subsequently increase, the earlier impairment losses may be reversed, with the exception of any impairment losses related to goodwill. Such reversals are permitted only to the extent that the reversal is not a result of “unwinding the discount” and does not cause the resulting carrying values to exceed what they would have been if no impairment losses had been recognized previously.
Impairment—property, plant and equipment; intangible assets subject to amortization
In our assessment of estimated useful lives of assets, we consider factors such as the timing of technological obsolescence, competitive pressures, future infrastructure utilization plans, and climate; these considerations may indicate that an asset’s carrying value may not be recoverable, in which case an impairment loss is recognized.
Impairment—goodwill
The carrying value of goodwill is tested for impairment periodically. The frequency of testing is inversely related to the stability of relevant events and circumstances, with a minimum annual testing being required; we have selected December 1 as the time of our annual test.
We assess our goodwill by comparing the recoverable amount of our cash-generating unit to its carrying value. To the extent that the carrying value of our cash-generating unit exceeds its recoverable amount, the excess would first be recorded as a reduction of the carrying value of goodwill and any remaining amount would then be recorded as a reduction in the carrying values of the assets of the cash-generating unit on a pro-rated basis.
(h)Translation of foreign currencies
Trade transactions completed in foreign currencies are translated into United States dollars at the exchange rates prevailing at the time of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into United States dollars at the exchange rate in effect at the statement of financial position date, with any resulting gains or losses recorded in the consolidated statements of income (loss) and comprehensive income (loss) as a component of foreign exchange gain or loss.
For certain of our subsidiaries with functional currencies other than the United States dollar foreign exchange gains and losses arising from the translation of their accounts into United States dollars are reported as a component of other comprehensive income (loss).
(i)Income and other taxes
We follow the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Deferred income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities, and also for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized. The amounts recognized in respect of deferred income tax assets and liabilities are based upon the expected timing of the reversal of temporary differences or usage of tax losses and application of the substantively enacted tax rates at the time of reversal or use.
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
Our operations are complex and the related domestic and foreign tax interpretations, regulations, legislation and jurisprudence are continually changing. As a result, there are usually some tax matters in question that result in uncertain tax positions. We recognize the income tax benefit of an uncertain tax position when it is more likely than not that the ultimate determination of the tax treatment of the position will result in that benefit being realized; however, this does not mean that tax authorities cannot challenge these positions. We accrue an amount for interest charges on current tax liabilities that have not been funded, which would include interest and penalties arising from uncertain tax positions. We include such charges in the consolidated statement of income (loss) and comprehensive income (loss) as a component of income tax expense.
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
For equity-accounted awards, we recognize and measure compensation expense based on the grant-date fair value, which is determined to be equal to the market price of one TELUS Digital subordinate voting share or TELUS common share. Fair value is not subsequently re-measured unless the conditions on which the award was granted are modified. For liability-accounted awards, we accrue a liability equal to the product of the number of vesting restricted share units multiplied by the market price of one TELUS Digital subordinate voting share at the end of the reporting period. A mark-to-market adjustment is recorded each period based on changes in the market price of shares.
Share option awards
Share option awards are accounted for as equity instruments if they will be equity-settled, or liability instruments if they are cash-settled.
For equity-accounted awards, we recognize and measure compensation expense based on the grant-date fair value, which is determined using the Black-Scholes option pricing model. Fair value is not subsequently re-measured unless the conditions on which the award was granted are modified. When share option awards are exercised, both proceeds and the recognized grant-date fair values are credited to share capital. For liability-accounted awards, we recognize and measure compensation expense based on the fair value of the award at the end of each reporting period, which is determined using the Black-Scholes option pricing model.
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
(k)Employee future benefit plans
The Company records annual amounts relating to its defined benefit plan based on calculations that incorporate various actuarial and other assumptions, including discount rates, mortality, compensation increase and turnover rates. When the defined benefit plan’s key assumptions fluctuate relative to their immediately preceding year-end values, such actuarial gains or losses are recognized in other comprehensive income (loss).
We participate in defined benefit pension plans that share risks between TELUS and its subsidiaries as well as unfunded, non-contributory retirement plans of TELUS Digital and its subsidiaries. TELUS’ policy is to charge us our participant-based net defined benefit pension cost, as measured in accordance with IAS 19, Employee Benefits, which are actuarially determined using the accrued benefit method pro-rated on service, based on management’s best estimates of both the rate of increases in compensation and retirement ages of employees.

Contributions to defined contribution plans are charged to the consolidated statements of income (loss) in the period in which services are rendered by the covered employees.
(l)Cash and cash equivalents
Cash and cash equivalents includes short-term investments in money market instruments purchased three months or less from maturity, are presented net of outstanding items, including cheques written but not cleared by banks as at the statement of financial position date.
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
Intangible assets are recorded at historical cost. For internally-developed software, the historical cost recorded includes materials, direct labor and direct labor-related costs.
(n)Provisions
Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, and it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are measured at management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period and are discounted to present value where the effect is material. Where discounting is used, the increase in the provision as a result of the passage of time is recognized as interest expense in our consolidated statements of income (loss) and comprehensive income (loss).
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
2.Accounting policy developments
Standards, interpretations and amendments to standards and interpretations not yet effective and not yet applied
In April 2024, the International Accounting Standards Board issued IFRS 18, Presentation and Disclosure in Financial Statements, which sets out the overall requirements for presentation and disclosures in the financial statements. The new standard will replace IAS 1, Presentation of Financial Statements. Although much of the substance of IAS 1, Presentation of Financial Statements, will carry over into the new standard, the new standard incrementally will:
•With a view to improving comparability amongst entities, require presentation in the statement of operations of a subtotal for operating profit and a subtotal for profit before financing and income taxes (both subtotals as defined in the new standard);
•Require disclosure and reconciliation, within a single financial statement note, of management-defined performance measures that are used in public communications to share management’s views of various aspects of an entity’s performance and which are derived from the statement of income and other comprehensive income;
•Enhance the requirements for aggregation and disaggregation of financial statement amounts; and
•Require limited changes to the statement of cash flows, including elimination of options for the classification of interest and dividend cash flows.
The new standard is effective for annual reporting periods beginning on or after January 1, 2027, with earlier adoption permitted. We are currently assessing the impacts of the new standard; while there will be a limited shift of where a number of our management-defined performance measures are disclosed and reconciled (primarily a shift from management’s discussion and analysis to the financial statements and where certain cash flows will be categorized in our statements of cash flows (primarily shifting interest paid from operating activities to financing activities), we do not expect that the totality of our financial disclosure will be materially affected by the application of the new standard.
In May 2024, the International Accounting Standards Board issued Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7). The narrow scope amendments are to address diversity in accounting practice in respect of: the classification of financial assets with environmental, social and corporate governance and similar features; and to clarify the date on which a financial asset or financial liability is de-recognized when using electronic payment systems. The new standard is effective for annual reporting periods beginning on or after January 1, 2026, with earlier adoption permitted. We are currently assessing the impacts of the new standard but do not expect to be materially affected by the application of the amendments.
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

4.Revenue
We earn revenue pursuant to contracts with our clients, who operate in various industry verticals. The following presents our earned revenue disaggregation for our five largest industry verticals:

Years Ended December 31 (millions)	2024	2023	2022
Tech and Games	$1,121	$1,181	$1,148
Communications and Media	661	645	580
eCommerce and FinTech	256	286	292
Healthcare	190	159	58
Banking, Financial Services and Insurance	157	150	159
All others(1)	273	287	231
	$2,658	$2,708	$2,468
______________________________________________
(1)All others includes, among others, travel and hospitality, energy and utilities, retail, and consumer packaged goods industry verticals.
We serve our clients, who are primarily domiciled in North America, from multiple delivery locations across four geographic regions. In addition, AI Data Solutions has clients that are largely supported by crowdsourced contractors that are globally dispersed and not limited to the physical locations of our delivery centres. The following table presents our earned revenue disaggregated by geographic region, based on location of our delivery centre or where service was provided, for the following periods:

Years Ended December 31 (millions)	2024	2023	2022
Europe	$781	$821	$880
North America	757	793	621
Asia-Pacific	606	631	591
Central America and others(1)	514	463	376
	$2,658	$2,708	$2,468
_____________________________________________
(1)Others includes South America and Africa geographic regions.
5.Salaries and benefits

Years Ended December 31 (millions)	Note	2024	2023	2022
Wages and salaries		$1,574	$1,532	$1,288
Benefits		117	123	96
Pensions—defined contribution	19	10	9	9
		$1,701	$1,664	$1,393

6.Share-based compensation
(a)Details of share-based compensation expense

As at December 31 (millions)	Note	2024	2023	2022
Restricted share units	(b)	$31	$19	$26
Share option awards	(c)	—	1	(3)
Employee share purchase plan		1	1	2
		$32	$21	$25
(b)Restricted share unit plan
Restricted share units
We have various restricted share unit award types, including equity-accounted restricted share units (RSUs) and performance restricted share units (PSUs), and liability-accounted restricted share units (Phantom RSUs) and performance restricted share units (Phantom PSUs). All restricted share units are nominally equal in value to one TELUS Digital subordinate voting share, and liability-accounted restricted share units are settled in cash. Our PSU grants largely have the same features as our RSUs, but have a variable payout (0%—300%) that depend upon the achievement of operating performance targets (non-market conditions), or total shareholder return on TELUS Digital subordinate voting shares relative to an international peer group of customer experience and digital solutions companies (market conditions). The grant-date fair value of our PSUs affected by the achievement of non-market conditions equals the share price of the corresponding TELUS Digital subordinate voting share as of the grant date. Reflecting a variable payout, we estimate the grant-date fair value of our PSUs affected by the relative total shareholder return performance condition using a Monte Carlo simulation.
All restricted share units granted during the years ended December 31, 2024, 2023 and 2022, were equity-accounted RSUs, and all of our remaining Phantom RSUs and Phantom PSUs were fully exercised and settled during the year ended December 31, 2023. The following table presents a summary of the activity related to our restricted share units:

	US$ denominated
	Number of units		Weighted average grant-date fair value
	Non-vested	Vested
Outstanding, January 1, 2022	1,850,807	—	$21.94
Granted	821,223	59,512	$26.41
Vested	(798,373)	798,373	$16.63
Exercised	—	(857,885)	$17.52
Forfeited	(267,836)	—	$19.85
Outstanding, December 31, 2022	1,605,821	—	$27.10
Granted	1,567,809	770,043	$15.34
Vested	(423,501)	423,501	$26.49
Exercised(1)	—	(1,193,544)	$17.01
Forfeited	(134,383)	—	$23.80
Outstanding, December 31, 2023	2,615,746	—	$21.36
Granted(1)(2)	19,933,019	528,234	$5.30
Vested	(1,187,336)	1,187,336	$16.85
Exercised(3)	—	(1,715,570)	$12.72
Forfeited	(1,180,493)	—	$12.51
Outstanding, December 31, 2024	20,180,936	—	$6.33
______________________________________________
(1)During the year ended December 31, 2024, we canceled the Unit Appreciation Rights (UARs) that were granted in the third quarter of 2023 to certain employees of WillowTree, in exchange for 5,762,233 RSUs, which require continued

employment and vest annually over a three-year period beginning in 2025 (graded-vesting method). Consistent with the UAR awards previously granted, the settlement of these RSUs are funded by the provisions for written put options (see Note 15—Provisions for additional details on the written put options).
(2)On June 28, 2024, in connection with the amendments to our provisions for written put options (see Note 15—Provisions for additional details on the amendments), we granted 9,198,600 PSUs to the holders of the written put options. These PSUs require continued employment, are subject to the achievement of the financial performance of certain TELUS Digital products and services with variable payout between 0% to 300%, and vest annually over a three-year period beginning in 2026.
(3)During the year ended December 31, 2024, 1,715,570 RSUs (2023 - 1,193,544 RSUs) were exercised and settled with subordinate voting shares issued from treasury, and for the year ended December 31, 2022, all remaining 497,841 Phantom RSUs and Phantom PSUs were exercised and cash-settled in for $11 million based on a weighted average share price on the dates of exercises of $22.01.
During the year ended December 31, 2024, RSUs granted were equity-settled awards and generally vest in three annual instalments. PSUs granted generally vest in three years and are subject to TELUS Digital revenue and earnings per share performance growth targets. These RSUs and PSUs are eligible for dividend reinvestment units, if declared and paid by TELUS Digital, as such the fair value was determined to be equal to the market price of a subordinate voting share of TELUS Digital on the date of grant.
As at December 31, 2024, the outstanding restricted share units were comprised of 8,715,309 RSUs, 11,465,627 PSUs (2023 - 1,926,994 RSUs, 688,752 PSUs).
Phantom TELUS restricted share units (Phantom TELUS RSU)
Each Phantom TELUS RSU was nominally equal in value to one TELUS common share and was nominally entitled to the dividends that would arise thereon if it were an issued and outstanding TELUS common share. The notional dividends were recorded as additional issuances of restricted share units during the vesting period of the restricted share unit. Due to the notional dividend mechanism, the grant-date fair value of restricted share units equaled the fair market value of the corresponding TELUS common shares at the grant date. The restricted share units generally became payable when vesting was completed and typically vested over a period of 30 months (the requisite service period). These restricted share units generally had a variable payout (0%-150%) depending upon our financial performance and non-market quality-of-service performance conditions. The grant-date fair value of our restricted share units affected by the financial performance and non-market quality-of-service performance conditions equaled the fair market value of the corresponding TELUS common shares at the grant date. The Phantom TELUS RSUs are historic grants made to certain employees, and no new awards are expected to be made. There were no awards outstanding and no activity occurred during the year ended December 31, 2024.

	2022
	Phantom TELUS Corporation restricted share units		Weighted average grant-date fair value
Years Ended December 31 Canadian $ denominated	Non-vested	Vested
Outstanding, beginning of year	78,011	—	$24.20
Vested	(59,549)	59,549	$24.13
Exercised(1)	—	(59,549)	$24.13
Dividends	1,568	—	$30.85
Forfeited	(20,030)	—	$24.92
Outstanding, end of year	—	—	$—
_________________________________________________
(1)In 2022, all remaining Phantom TELUS RSUs were either forfeited or exercised and cash-settled for CAD$2 million, reflecting the share price on the date of exercise of CAD$28.67.
(c)Share option awards
We have equity-settled share option awards (Share Options), and liability-accounted share option awards (Phantom Share Options). Share Options grant the right to the employee recipient to purchase and receive a subordinate voting share of TELUS Digital for a pre-determined exercise price. Phantom Share Options grant the right to the employee recipient to receive cash equal to the intrinsic value of the share option award, determined as the difference between the market price of a subordinate voting share of TELUS Digital and the exercise price. Share option awards are generally exercisable for a period of ten years from the time of grant. Beginning January 1, 2021, share option awards granted were equity-settled.
During the year ended December 31, 2024, Share Options granted vested either annually over a four-year period, in four equal instalments (graded-vesting method), or vested in three years (cliff-vesting method), both expire in ten years. All Share Options are valued using the Black-Scholes valuation model on the date of grant, and are not revalued subsequently unless a modification has occurred.
Phantom Share Options generally vest over 30 months and are liability-accounted, which requires a periodic mark-to-market adjustment to revalue the liability to reflect the fair value of the awards. Fair value of the awards is determined using the Black-Scholes valuation model, adjusted for the number of awards that have vested to date and the expected variable payout (0%-100%) depending upon our financial performance and non-market quality-of-service performance conditions. As at December 31, 2024, there were no Phantom Share Options remaining.
In using the Black-Scholes valuation model, the following inputs are used: risk-free interest rate is based on a Government of Canada yield curve that is current at the time of grant; expected lives of the share option awards are based on management’s best estimate of the time to option expiration based on historical trends and other factors; expected volatility considers the historical volatility in the observable prices of our own and our comparable peers; dividend yield is the expected dividend yield for a subordinate voting share of TELUS Digital.
The following table presents the activity related to our share option awards.

	US $ denominated
	Number of share option units		Weighted average exercise price
	Non-vested	Vested
Outstanding, January 1, 2022	1,084,185	2,096,582	$9.86
Vested	(293,860)	293,860	$8.46
Exercised	—	(293,860)	$8.46
Forfeited	(209,610)	—	$6.59
Outstanding, December 31, 2022	580,715	2,096,582	$10.27
Vested	(358,413)	358,413	$6.43
Exercised(1)	—	(124,337)	$8.46
Forfeited	(2,202)	(13,975)	$5.77
Outstanding, December 31, 2023	220,100	2,316,683	$10.39
Granted	2,909,788	—	$3.69
Vested	(110,050)	110,050	$25.00
Forfeited	(30,956)	(62,887)	$22.73
Outstanding, December 31, 2024(2)	2,988,882	2,363,846	$6.53
Exercisable, December 31, 2024	—	2,363,846	$9.32
_________________________________________________
(1)During the year ended December 31, 2023, 124,337 Phantom Share Options were exercised and cash-settled for $2 million, reflecting the intrinsic value at the date of settlement and a weighted average share price on the dates of exercises of $14.81.
(2)For options outstanding at the end of the year, the exercise prices ranged from $4.87 to $8.95 for 2,096,582 options (2023 - $4.87 to $8.95 for 2,096,582 options) with a weighted-average remaining contractual life of 2.0 years (2023 - 3.0 years), $25.00 for 356,352 options (2023 - $25.00 for 440,201 options) with a weighted-average remaining expected life of 6.2 years (2023 - 7.2 years), and $3.69 for 2,899,794 options with a weighted-average remaining contractual life of 9.72 years (2023 - nil).

The weighted average fair value of Share Options granted during the year ended December 31, 2024, and the weighted average assumptions used in the fair value estimation at the time of grant, calculated by using the Black-Scholes model, are as follows:

Year Ended December 31	2024
Share option award fair value (per share option)	$1.50
Risk free interest rate	2.7%
Expected lives (years)	6.5
Expected volatility	35.4%
Dividend yield	—
7.Interest expense

Years Ended December 31 (millions)	2024	2023	2022
Interest expense
Interest on long-term debt, excluding lease liabilities	$94	$104	$25
Interest on lease liabilities	31	24	14
Amortization of financing fees and other	3	3	2
Interest accretion on provisions	10	13	—
	$138	$144	$41
8.Income taxes
(a)Expense composition and rate reconciliation

Years Ended December 31 (millions)	2024	2023	2022
Current income tax expense (recovery)
For current reporting period	$67	$67	$96
Pillar Two global minimum tax	2	—	—
Adjustments recognized in the current period for income tax of prior periods	(7)	(5)	1
	62	62	97
Deferred income tax (recovery)
Arising from the origination and reversal of temporary differences	(52)	(55)	(31)
Arising from the write-down of a deferred tax asset	24	—	—
Adjustments recognized in the current period for income tax of prior periods	5	(2)	1
	(23)	(57)	(30)
	$39	$5	$67

Our income tax expense and effective income tax rate differ from that calculated by applying the applicable statutory rates for the following reasons:

Years Ended December 31 (millions, except percentages)	2024		2023		2022
Income taxes computed at applicable statutory income tax rates	$(17)	76.2%	$5	7.8%	$57	22.7%
Non-deductible (taxable) items	6		—		9
Withholding and other taxes	23		18		23
Losses not recognized	19		1		7
Foreign tax differential	—		(12)		(30)
Adjustments recognized in the current period for income tax of prior periods	(2)		(7)		2
Pillar Two global minimum tax	2		—		—
Reversal of previously recognized deferred tax asset	9		—		—
Other	(1)		—		(1)
Income tax expense	$39	(177.3)%	$5	8.5%	$67	26.8%
We are subject to the global minimum top-up income tax under Pillar Two tax legislation. The top-up income tax relates primarily to our operations in Bulgaria and Ireland, where the statutory income tax rate is 10% and 12.5%, respectively. As at December 31, 2024, both Bulgaria and Ireland have enacted global minimum income tax into domestic tax legislation effective January 1, 2024. As a result, our Bulgarian and Irish subsidiaries will be liable for the top-up income tax rather than the ultimate Canadian parent company. During the year ended December 31, 2024, the Company recognized a current income tax expense of $2 million related to the Pillar Two tax.
We have applied a temporary mandatory relief from deferred tax accounting for the impacts of the top-up income tax and it is recognized as a current income tax in the period it is incurred.
(b)Temporary differences
We must make significant estimates in respect of the composition of our deferred income taxes. Our operations are complex and the related income tax interpretations, regulations, legislation and jurisprudence are continually changing. As a result, there are usually some income tax matters in question.
Temporary differences comprising the net deferred income tax liability and the amounts of deferred income taxes recognized in the consolidated statements of income (loss) and comprehensive income (loss) and the consolidated statement of changes in owners’ equity are estimated as follows:

(millions)	Property, plant and equipment and intangible assets	Net pension and share- based compensation amounts	Debt and equity issue costs	Provisions and other	Non-capital loss carried forward	Leases	Net deferred income tax asset (liability)
As at January 1, 2023	$(276)	$1	$6	$7	$10	$2	$(250)
Acquired during the year & other	(83)	—	—	2	14	—	(67)
Deferred income tax (expense) recovery recognized in:
Net income	35	2	(2)	4	16	2	57
Other comprehensive income	—	—	—	4	(2)	—	2
Foreign currency translation	(3)	—	—	—	—	—	(3)
As at December 31, 2023	$(327)	$3	$4	$17	$38	$4	$(261)
Deferred income tax (expense) recovery recognized in:
Net income (loss)	29	5	(2)	(1)	(8)	—	23
Other comprehensive income (loss)	—	—	—	—	(1)	—	(1)
Foreign currency translation	5	—	—	—	—	—	5
Share capital	—	—	—	—	(9)	—	(9)
Other	(2)	—	(1)	2	(1)	1	(1)
As at December 31, 2024	$(295)	$8	$1	$18	$19	$5	$(244)

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
(c)Other
As at December 31, 2024, the Company derecognized a deferred tax asset of $33 million on the basis that it is not probable that it will be recovered, $24 million was recognized as deferred tax expense in the consolidated statements of income (loss) and comprehensive income (loss) and $9 million was recognized as an adjustment to equity. The $33 million adjustment includes an opening balance of $18 million and current year activity of $15 million.
As at December 31, 2024, the Company had cumulative tax losses of $145 million for which no deferred tax assets were recognized (2023 - $56 million). Of this amount, $13 million can be carried forward indefinitely, $126 million has a 20-year carryforward period and $6 million has a 5-year carryforward period. During the year ended December 31, 2024, we recognized the benefit of $7 million (2023 - $1 million) of non-capital losses.
9.Other comprehensive income (loss)

	Items that may subsequently be reclassified to income
(millions)	Change in unrealized fair value of cash flow hedges	Cumulative foreign currency translation adjustment	Accumulated other comprehensive income (loss)
Accumulated balance as at January 1, 2022	$(11)	$45	$34
Other comprehensive income (loss)
Amount arising	48	(89)	(41)
Income taxes	(5)	—	(5)
Net	43	(89)	(46)
Accumulated balance as at December 31, 2022	$32	$(44)	$(12)
Other comprehensive income (loss)
Amount arising	(29)	26	(3)
Income taxes	2	—	2
Net	(27)	26	(1)
Accumulated balance as at December 31, 2023	$5	$(18)	$(13)
Other comprehensive income (loss)
Amount arising	25	(77)	(52)
Income taxes	(1)	—	(1)
Net	$24	$(77)	$(53)
Accumulated balance as at December 31, 2024	$29	$(95)	$(66)

10.Earnings (loss) per share
(a)Basic earnings (loss) per share
Basic earnings per share is calculated by dividing net income by the total weighted average number of equity shares outstanding during the year.

Years Ended December 31 (millions, except earnings per share)	2024	2023	2022
Net (loss) income	$(61)	$54	$183
Weighted average number of equity shares outstanding	275	274	266
Basic (loss) earnings per share	$(0.22)	$0.20	$0.69
(b)Diluted earnings (loss) per share
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

Years Ended December 31 (millions, except earnings per share)	2024	2023	2022
Net (loss) income	$(61)	$54	$183
After-tax impact of provisions for written put options	(41)	(3)	—
Fully diluted net (loss) income	$(102)	$51	$183
Weighted average number of equity shares outstanding	275	274	266
Dilutive effect of share-based compensation	—	3	4
Dilutive effect of provisions for written put options	22	9	—
Weighted average number of diluted equity shares outstanding	297	286	270
Diluted (loss) earnings per share	$(0.34)	$0.18	$0.68
For the year ended December 31, 2024, the dilutive effect of all share-based compensation awards were excluded from the calculation of diluted loss per share, since their conversion to equity shares would decrease diluted loss per share for the year. For the years ended December 31, 2023 and 2022, 440,201 and nil Share Options, respectively, were anti-dilutive and excluded from the calculation of diluted earnings per share.
11.Accounts receivable
(a)Accounts receivable

As at (millions)	2024	2023
Accounts receivable – billed	$194	$278
Accounts receivable – unbilled	240	194
Other receivables	28	28
	462	500
Allowance for doubtful accounts	(8)	(2)
Total	$454	$498

The following table presents an analysis of the age of customer accounts receivable. Any late payment charges are levied at a negotiated rate on outstanding non-current customer account balances.

As at (millions)	2024	2023
Customer accounts receivable – billed, net of allowance for doubtful accounts
Less than 30 days past billing date	$123	$174
30-60 days past billing date	52	78
61-90 days past billing date	8	11
More than 90 days past billing date	3	13
	186	276
Accounts receivable – unbilled	240	194
Other receivables	28	28
Total	$454	$498
We maintain allowances for lifetime expected credit losses related to doubtful accounts. Economic conditions (including forward-looking macroeconomic data), historical information (including credit agency reports, if available), reasons for the accounts being past due and line of business from which the customer accounts receivable arose are all considered when determining whether to make allowances for past-due accounts. The same factors are considered when determining whether to write off amounts charged to the allowance for doubtful accounts against the customer accounts receivable. The doubtful accounts expense is calculated on a specific-identification basis for customer accounts receivable over a specific balance threshold and on a statistically derived allowance basis for the remainder. No customer accounts receivable balances are written off directly to bad debt expense.
The following table presents a summary of the activity related to our allowance for doubtful accounts:

Years Ended December 31 (millions)	2024	2023
Balance, beginning of year	$2	$1
Additions	6	1
Balance, end of year	$8	$2
12.Financial instruments and management of financial risks
(a)Risks—overview
Our financial instruments, and the nature of certain risks to which they may be subject, are as set out in the following table.

Risks
Market risks
Financial instrument	Accounting classification	Credit	Liquidity	Currency	Interest rate
Measured at amortized cost
Accounts receivable	AC(1)	X		X
Due from and to affiliated companies	AC(1)	X	X	X
Accounts payable and accrued liabilities	AC(1)		X	X
Provisions	AC(1)		X
Long-term debt	AC(1)		X		X
Measured at fair value
Cash and cash equivalents	FVTPL(2)	X		X	X
Foreign exchange and interest rate derivatives(3)	FVTPL/FVOCI(2)	X	X	X	X
_________________________________________________
(1)For accounting recognition and measurement purposes, classified as amortized cost (AC). All such items, excluding our provisions for written put options, use other observable inputs (Level 2) for measuring fair value at the reporting date, while our provisions for written put options use unobservable inputs to determine the estimated redemption value (Level 3).
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
(b)Credit risk
Excluding credit risk, if any, arising from interest rate and currency swaps settled on a gross basis, the best representation of our maximum exposure (excluding income tax effects) to credit risk, which is a worst-case scenario and does not reflect results we expect, is as set out in the following table:

As at December 31 (millions)	2024	2023
Cash and cash equivalents	$174	$127
Accounts receivable	454	498
Due from affiliated companies	16	62
Derivative assets	28	16
	$672	$703
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
The expected maturities of our undiscounted financial liabilities do not differ significantly from the contractual maturities, other than as noted below. The contractual maturities of our undiscounted financial liabilities as at December 31, 2024, including interest thereon (where applicable), are as set out in the following tables:

	Non-derivative				Derivative
			Composite long-term debt		Currency swap agreement amounts to be exchanged
Year (millions)	Non- interest bearing financial liabilities	Due to affiliated companies (Note 21(a))	Long-term debt, excluding leases(1) (Note 16)	Leases	(Receive)	Pay	Total
2025	$328	$231	$143	$82	$(161)	$151	$774
2026	81	—	139	71	(42)	31	280
2027	64	—	137	57	(41)	30	247
2028	48	—	1,104	42	(342)	325	1,177
2029	—	—	—	36	—	—	36
Thereafter	—	—	—	51	—	—	51
Total	$521	$231	$1,523	$339	$(586)	$537	$2,565
_________________________________________________
(1)Future cash outflows in respect of associated interest and carrying costs for amounts drawn under our credit facilities (if any) have been calculated based upon the rates in effect at December 31, 2024.
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

(f)Market risk
Net income (loss) and other comprehensive income (loss) for the years ended December 31, 2024, 2023 and 2022, could have varied if the United States dollar: Canadian dollar exchange rate, United States dollar: Philippine peso exchange rate, United States dollar: European euro exchange rate, and market interest rates varied by reasonably possible amounts from their actual statement of financial position date amounts.
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

	Net income (loss)			Other comprehensive income (loss)			Comprehensive income (loss)
Years Ended December 31 (increase (decrease) in millions)	2024	2023	2022	2024	2023	2022	2024	2023	2022
Reasonably possible changes in market risks(1)
10% change in US$: CDN$ exchange rate
US$ appreciates	$16	$10	$8	$—	$—	$—	$16	$10	$8
US$ depreciates	$(22)	$(12)	$(8)	$—	$—	$—	$(22)	$(12)	$(8)
10% change in US$: Euro exchange rate
US$ appreciates	$7	$7	$14	$(54)	$(41)	$(44)	$(47)	$(34)	$(30)
US$ depreciates	$(7)	$(7)	$(14)	$48	$41	$44	$41	$34	$30
10% change in US$: Peso exchange rate
US$ appreciates	$(4)	$(3)	$(2)	$—	$—	$—	$(4)	$(3)	$(2)
US$ depreciates	$4	$3	$2	$—	$—	$—	$4	$3	$2
25 basis point change in market interest rate
Rate increases	$(3)	$(3)	$(1)	$—	$—	$—	$(3)	$(3)	$(1)
Rate decreases	$3	$3	$1	$—	$—	$—	$3	$3	$1
_________________________________________________
(1)These sensitivities are hypothetical and should be used with caution. Changes in net income (loss) and/or other comprehensive income (loss) generally cannot be extrapolated because the relationship of the change in assumption to the change in net income and/or other comprehensive income may not be linear. In this table, the effect of a variation in a particular assumption on the amount of net income and/or other comprehensive income is calculated without changing any other factors; in reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities. The sensitivity analysis assumes that we would realize the changes in exchange rates; in reality, the competitive marketplace in which we operate would have an effect on this assumption.
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

		2024				2023
As at December 31 (millions)	Designation	Maximum maturity date	Notional amount	Fair value and carrying value	Price or rate	Maximum maturity date	Notional amount	Fair value and carrying value	Price or rate
Current assets(1)
Derivatives used to manage
Currency risks arising from Philippine peso denominated purchases	HFH[3]	2025	$30	$—	USD:1.00PHP:58.48	2024	$22	$12	USD:1.00 PHP:56.32
Currency risks arising from Euro business acquisition	HFT[2]	2025	$31	$12	USD:1.00 EUR:0.69	2024	$81	$2	USD:1.00 EUR:0.92
Interest rate risk associated with non-fixed rate credit facility amounts drawn	HFH[3]	2025	$9	$1	3.52%	2024	$9	$2	3.52%
Non-current assets(1)
Derivatives used to manage
Currency risks arising from Euro business acquisition	HFH[3]	2028	$387	$14	USD:1.00 EUR:0.88	—	$—	$—	—
Interest rate risk associated with non-fixed rate credit facility amounts drawn	HFH[3]	2028	$146	$1	—
Current liabilities(1)
Derivatives used to manage
Currency risks arising from Philippine peso denominated purchases	HFH[3]	2025	$89	$2	USD:1.00 PHP:56.66	2024	$17	$—	USD:1.00 PHP:54.94
Non-current liabilities(1)
Derivatives used to manage
Currency risks arising from Euro business acquisition	—	—	$—	$—	—	2028	$409	$10	USD:1.00 EUR:0.92
Interest rate risk associated with non-fixed rate credit facility amounts drawn	—	—	$—	$—	—	2028	$155	$2	3.52%
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
(h)Recognition of derivative gains and losses
The following table sets out the gains and losses, excluding income tax effects, arising from derivative instruments that are classified as cash flow hedging items and their location within the consolidated statements of income (loss) and comprehensive income (loss).

Credit risk associated with such derivative instruments, as discussed further in (b), would be the primary source of hedge ineffectiveness. There was no ineffective portion of derivative instruments classified as cash flow hedging items for the periods presented.

	Amount of gain (loss) recognized in other comprehensive income (effective portion)			Gain (loss) reclassified from other comprehensive income to income (effective portion)
	Amount				Amount
Years Ended December 31 (millions)	2024	2023	2022	Location	2024	2023	2022
Derivatives used to manage interest rate risk
Associated with non-fixed rate credit facility amounts drawn	$4	$2	$1	Interest expense	$(3)	$2	$(1)
	$4	$2	$1		$(3)	$2	$(1)
Derivatives used to manage currency risks
Arising from net investment in foreign operation	$39	$(29)	$37	Foreign exchange	$(15)	$—	$(9)
	$43	$(27)	$38		$(18)	$2	$(10)
13.Property, plant and equipment

	Owned Assets					Right-of- use lease assets
(millions)	Network assets	Buildings and leasehold improvements	Computer equipment, furniture, and other	Assets under construction	Total	Buildings	Total
At cost
As at January 1, 2023	$49	$138	$257	$33	$477	$385	$862
Additions	3	3	19	54	79	92	171
Additions from acquisition	—	10	5	—	15	19	34
Dispositions, retirements and other	—	(1)	(9)	—	(10)	(13)	(23)
Transfers	7	8	35	(50)	—	—	—
Foreign exchange	—	1	1	—	2	4	6
As at December 31, 2023	$59	$159	$308	$37	$563	$487	$1,050
Additions	4	3	19	46	72	22	94
Dispositions, retirements and other	(10)	—	(43)	—	(53)	(22)	(75)
Transfers	5	10	31	(46)	—	—	—
Foreign exchange	(3)	(2)	(3)	—	(8)	(8)	(16)
As at December 31, 2024	$55	$170	$312	$37	$574	$479	$1,053

Accumulated depreciation
As at January 1, 2023	$31	$53	$160	$—	$244	$169	413
Depreciation	8	22	46	—	76	65	141
Dispositions, retirements and other	—	(1)	(9)	—	(10)	(13)	(23)
Foreign exchange	—	1	—	—	1	1	2
As at December 31, 2023	$39	$75	$197	$—	$311	$222	$533
Depreciation	9	19	52	—	80	64	144
Dispositions, retirements and other	(10)	—	(43)	—	(53)	(17)	(70)
Foreign exchange	(1)	—	(1)	—	(2)	(8)	(10)
As at December 31, 2024	$37	$94	$205	$—	$336	$261	$597
Net Book Value
As at December 31, 2023	$20	$84	$111	$37	$252	$265	$517
As at December 31, 2024	$18	$76	$107	$37	$238	$218	$456

14.Intangible assets and goodwill
(a)Intangible assets and goodwill

		Intangible assets subject to amortization
(millions)	Note	Customer relationships	Crowdsource assets	Software	Brand and other	Total intangible assets	Goodwill	Total intangible assets and goodwill
At cost
As at January 1, 2022		$1,151	$120	$57	$35	$1,363	$1,350	$2,713
Additions		—	—	14	—	14	—	14
Additions from acquisition		602	—	—	92	694	599	1,293
Dispositions and other		—	—	(9)	(25)	(34)	—	(34)
Foreign exchange		16	—	1	2	19	14	33
As at December 31, 2023		$1,769	$120	$63	$104	$2,056	$1,963	$4,019
Additions		—	—	32	—	32	—	32
Additions from acquisition[1]		—	—	—	—	—	3	3
Dispositions and other		—	—	(8)	—	(8)	—	(8)
Foreign exchange		(32)	—	(2)	(1)	(35)	(40)	(75)
As at December 31, 2024		$1,737	$120	$85	$103	$2,045	$1,926	$3,971
Accumulated amortization
As at January 1, 2022		$264	$30	$33	$28	$355	$—	$355
Amortization		138	15	9	21	183	—	183
Dispositions and other		—	—	(9)	(25)	(34)	—	(34)
Foreign exchange		5	—	—	1	6	—	6
As at December 31, 2023		$407	$45	$33	$25	$510	$—	$510
Amortization		138	15	10	17	180	—	180
Dispositions and other		—	—	(8)	—	(8)	—	(8)
Foreign exchange		(15)	—	—	(1)	(16)	—	(16)
As at December 31, 2024		$530	$60	$35	$41	$666	$—	$666
Net book value
As at December 31, 2023		$1,362	$75	$30	$79	$1,546	$1,963	$3,509
As at December 31, 2024		$1,207	$60	$50	$62	$1,379	$1,926	$3,305
1.In the first quarter of 2024, we acquired a business which expanded our customer experience delivery capabilities in the Asia-Pacific region for purchase consideration of $3 million.
(b)Impairment testing of goodwill
Goodwill is tested for impairment annually or more frequently if events or circumstances indicate that the asset may be impaired. For the year ended December 31, 2024, we revised the date of our annual test to December 1, previously October 1, to align with that of our parent company, TELUS. As at December 31, 2024, certain events and circumstances were such that it was also considered appropriate to test the carrying value of the TELUS Digital cash-generating unit goodwill for impairment, including the carrying value of our assets exceeding our market capitalization. Goodwill impairment is tested at the lowest cash-generating unit that goodwill is monitored. On this basis, we have determined that each geographic area or service line in which we operate is insufficiently distinct and is not considered to be an individual cash-generating unit, and our combined operations, being the level at which goodwill is monitored, are considered to represent a single cash-generating unit for the purpose of our goodwill impairment test.
In assessing goodwill for impairment, we compare the carrying value of the cash-generating unit to its recoverable amount, determined based on a fair value less costs of disposal method (such method categorized as a Level 3 fair value measure), which resulted in a higher recoverable amount than that of the value-in-use method. There is a material degree of uncertainty with respect to the estimate of the recoverable amount, given the necessity of making key economic assumptions about future cash flows. As such, we validate our recoverable amount calculations through a market-comparable approach and an analytical review of industry facts and facts that are specific to us. For the years ended December 31, 2024, 2023 and 2022, no goodwill impairment was recorded.

Methodology and key assumptions
The fair value less costs of disposal method uses discounted cash flow projections, including the following key assumptions: future cash flows and growth projections; associated economic risk assumptions and estimates of the likelihood of achieving key operating metrics and drivers; estimates of future capital expenditures; and the future weighted average cost of capital. We considered a range of reasonably possible amounts to use for key assumptions and selected amounts that best represent management’s estimates of current and future market conditions.
The key assumptions for cash flow projections were based upon our approved financial forecasts, which span a period of three years, and used a discount rate of 9.8% (2023 - 9.5%; 2022 - 9.0%). These cash flow projections incorporate established corporate targets with respect to operational net carbon neutrality, renewable energy, energy efficiency and waste reduction. For impairment testing valuations, we extended the forecasted cash flows to five years using similar growth assumptions, and cash flows subsequent to the five-year projection period were extrapolated using a perpetual growth rate of 3.0% (2023 - 3.0%; 2022 - 3.0%); these growth rates do not exceed the long-term average growth rates observed in the markets in which we operate. As at December 31, 2024, the recoverable amount of TELUS Digital cash-generating unit was in excess of its carrying amount by approximately $100 million. A reasonable change in the assumptions used in testing TELUS Digital’s goodwill could cause the carrying amount to exceed the estimated recoverable amount. The following mutually exclusive changes in the assumptions would result in the carrying value being equal to the recoverable amount:

Years Ended (increase (decrease) in millions)	Decreases in growth rate	Increases in discount rate	Decreases in perpetual growth rate
TELUS Digital	0.40%	0.20%	0.30%
We believe that any reasonably possible change in other assumptions on which our calculation of the recoverable amount is based would not cause our carrying value to exceed our recoverable amount. If the future financial performance were to adversely differ from management’s best estimates for the key assumptions and associated cash flows were to be materially adversely affected, we could potentially experience future material impairment charges in respect of our cash-generating unit’s goodwill.
(c)    Business acquisitions - prior period
In 2023, we completed three acquisitions, including 86% of the equity interest of WillowTree, a full-service digital product provider focused on end user experiences, such as native mobile applications and unified web interfaces, for purchase consideration of $1,175 million; and two businesses which expanded our customer experience operations into Morocco and South Africa for purchase consideration of $2 million.
As at December 31, 2023, the purchase price allocation for these acquisitions were finalized, with total identifiable assets acquired of $799 million, total liabilities assumed of $221 million, and goodwill of $599 million recognized.
In connection with our acquisition of WillowTree, certain WillowTree management team members retained approximately 14% of the total equity interest in WillowTree, and were granted written put options related to this retained equity interest that are exercisable in tranches over a three-year period beginning in 2026. These written put options are subject to certain financial performance-based criteria, including compounded annual revenue growth rate and cumulative gross margin targets. Concurrently, we received purchase call options which substantially mirror the written put options, which, as a result, we determined that this non-controlling interest would be recognized as a financial liability in the form of provisions for the written put options, measured at the present value of the estimated redemption amounts.

15.Provisions

(millions)	Employee related(1)	Written put options(2)	Other(3)	Total
As at January 1, 2023	$—	$—	$3	$3
Additions	14	194	2	210
Use	(11)	—	—	(11)
Reversals	(2)	—	(1)	(3)
Revaluations	—	(20)	—	(20)
Interest effect and other	—	14	—	14
As at December 31, 2023	$1	$188	$4	$193
Current	1	—	1	2
Non-current	—	188	3	191
As at December 31, 2023	$1	$188	$4	$193
As at January 1, 2024	$1	$188	$4	$193
Additions	31	—	17	48
Use	(26)	—	(15)	(41)
Reversals	—	(60)	—	(60)
Interest effect and other	—	6	—	6
As at December 31, 2024	$6	$134	$6	$146
Current	5	—	2	7
Non-current	1	134	4	139
As at December 31, 2024	$6	$134	$6	$146
______________________________________________
(1)Related to personnel-related reorganization charges.
(2)In connection with our acquisition of WillowTree in January 2023, a provision for written put options to acquire the non-controlling interest in the WillowTree business retained by certain members of WillowTree management was established. On June 28, 2024, we entered into supplemental agreements with the employees beneficially holding the written put options which, among other revisions, supplemented the written put options with certain compensatory income, established a combined maximum payout for the written put options and such supplemental compensatory income, revised certain performance-based criteria based on the achievement of the financial performance of WillowTree and certain other TELUS Digital products and services, and sets the settlement to be 100% in subordinate voting shares of the Company. These changes to the written put options resulted in a gain on modification to the written put options and corresponding reduction of the provisions. During the year ended December 31, 2024, as a result of these changes to the written put options and our estimates of certain performance-based criteria, we recognized other income of $60 million (2023 - $20 million), included in changes in business combination-related provisions in our consolidated statements of income (loss) and comprehensive income (loss).
(3)Other provisions generally relate to legal and other activities that arise during the normal course of operations.

16.Long-term debt
(a)Details of long-term debt

As at December 31 (millions)	Note	2024	2023
Credit facility	(b)	$1,284	$1,463
Deferred debt transaction costs		(8)	(11)
		1,276	1,452
Lease liabilities	(c)	249	298
Long-term debt		$1,525	$1,750
Current		116	122
Non-current		1,409	1,628
Long-term debt		$1,525	$1,750
(b)Credit facility

	2024			2023
As at December 31 (millions)	Revolving component	Term loan component(1)	Total	Revolving component	Term loan component(1)	Total
Available	$611	N/A	$611	$492	N/A	$492
Outstanding
Due to TELUS	$14	$78	$92	$22	$83	$105
Due to Other	175	1,017	1,192	286	1,072	1,358
	$189	$1,095	$1,284	$308	$1,155	$1,463
Total	$800	$1,095	$1,895	$800	$1,155	$1,955
_________________________________________________
(1)Relative to amounts owed to the syndicate of financial institutions, excluding TELUS, we have entered into foreign exchange derivatives (cross currency interest rate exchange agreements) that effectively convert an amortizing amount of $409 million of principal payments, and associated interest obligations, to European euro obligations with an effective fixed interest rate of 2.6% and an effective fixed exchange rate of US$1.088:€1.00 on the principal amount; the initial notional amount of these foreign exchange derivatives was US$448 million. These have been accounted for as a net investment hedge in a foreign operation (see Note 9—Financial instruments for additional details).
We have a credit facility secured by our assets with a syndicate of financial institutions, which includes TELUS as a lender, maturing on January 3, 2028. As at December 31, 2024, TELUS participates as a lender of 7.17% of our total credit facility. The credit facility is comprised of an $800 million revolving credit facility and an amortizing $1.2 billion term loan. As at December 31, 2024, the revolving credit facility and term loan had an effective interest rate of 6.5% (December 31, 2023 - 7.5%).
The credit facility bears interest at prime rate, U.S. dollar base rate, or term secured overnight financing rate (SOFR) (all such terms as used or defined in the credit facility) plus applicable margins. The credit facility includes customary representations, warranties and covenants, including two financial quarter-end ratio tests. Net Debt to Adjusted EBITDA ratio, both measures as defined in our credit agreement, must not exceed 3.75:1.00 for each quarter in fiscal 2024 and 3.25:1.00 subsequently. Subsequent to December 31, 2024, on January 27, 2025, the credit facility Net Debt to Adjusted EBITDA ratio was amended to not exceed 3.75:1.00 for each quarter of fiscal 2025 (previously 3.25:1.00) and 3.25:1.00 subsequently. All other terms of the credit agreement remain unchanged. The Adjusted EBITDA to Debt Service (interest and scheduled principal repayment) ratio must not be less than 1.50:1.00, all as defined in the credit facility. If an acquisition with an aggregate cash consideration in excess of $250 million occurs in any twelve-month period, the maximum permitted Net Debt to Adjusted EBITDA ratio per credit agreement may be increased by 0.50:1.00 and shall return to the then applicable Net Debt to Adjusted EBITDA ratio after eight fiscal quarters.

The term loan of the credit facility is subject to an amortization schedule requiring that 1.25% of the original principal advanced be repaid each quarter with the balance due at maturity of the credit facility on January 3, 2028.
As at December 31, 2024 and 2023, we were in compliance with all financial covenants, financial ratios and all of the terms and conditions of our credit facility and long-term debt agreement.
(c)Lease liabilities
Leases are subject to amortization schedules, which results in the principal being repaid over various periods, including reasonably expected renewals. The weighted average interest rate on lease liabilities was approximately 11.1% as at December 31, 2024.
(d)Long-term debt maturities
Anticipated requirements to meet long-term debt repayments, calculated upon such long-term debts owing as at
December 31, 2024, are as follows:

Composite long-term debt denominated in	U.S dollars			European euros	Other currencies
Years ending December 31 (millions)	Long-term debt, excluding leases	Leases	Total	Leases	Leases	Total
2025	$60	$22	$82	$13	$22	$117
2026	60	21	81	9	21	111
2027	60	19	79	6	17	102
2028	1,104	13	1,117	4	14	1,135
2029		17	17	4	9	30
Thereafter	—	14	14	15	9	38
Future cash outflows in respect of composite long-term debt principal repayments	1,284	106	1,390	51	92	1,533
Future cash outflows in respect of associated interest and like carrying costs(1)	239	50	289	13	27	329
Undiscounted contractual maturities	$1,523	$156	$1,679	$64	$119	$1,862
_________________________________________________
(1)Future cash outflows in respect of associated interest and carrying costs for amounts drawn under our amended credit facility (if any) have been calculated based upon the rates in effect at December 31, 2024.
17.Share capital
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
On February 22, 2024, a former related party converted 3 million multiple voting shares in exchange for an equal number of subordinate voting shares.

Our authorized and issued share capital as at December 31, 2024, was as follows:

	Authorized			Issued
As at December 31 (millions)	2024	2023	2022	2024	2023	2022
Preferred Shares	unlimited	unlimited	unlimited	—	—	—
Equity Shares
Multiple Voting Shares	unlimited	unlimited	unlimited	164	167	200
Subordinate Voting Shares	unlimited	unlimited	unlimited	112	107	67
As at December 31, 2024, there were 16 million authorized but unissued subordinate voting shares reserved for issuance under our share-based compensation plans, and 4 million authorized but unissued subordinate voting shares reserved for issuance under our employee share purchase plan.
18.Contingent liabilities
(a)Indemnification obligations
In the normal course of operations, we provide indemnification in conjunction with certain transactions. The terms of these indemnification obligations range in duration. These indemnifications would require us to compensate the indemnified parties for costs incurred as a result of failure to comply with contractual obligations or litigation claims or statutory sanctions or damages that may be suffered by an indemnified party. In some cases, there is no maximum limit on these indemnification obligations. The overall maximum amount of an indemnification obligation will depend on future events and conditions and therefore cannot be reasonably estimated. Where appropriate, an indemnification obligation is recorded as a liability. Other than obligations recorded as liabilities at the time of such transactions, if applicable, historically we have not made significant payments under these indemnifications. As at December 31, 2024 and 2023, we had no liability recorded in respect of indemnification obligations.
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
We offer defined contribution pension plans in certain regions, which are contributory and generally voluntary, and these are the pension plans that we sponsor and are available to our employees. Generally, employees can make contributions up to a maximum amount, and we matched up to 100% of the contributions based on plan limits. See Note 5—Salaries and benefits for defined contribution pension expense included in salaries and benefits in the consolidated statements of income (loss) and comprehensive income (loss).
Defined benefit pension plans
We have a small number of Canadian employees who participate in a TELUS defined benefit plan, and the associated cost related to TELUS Digital employees is charged to us by TELUS. For the years ended December 31, 2024, 2023 and 2022, we recognized defined benefit pension expense of $4 million, $2 million and $2 million included in salaries and benefits in the consolidated statements of income (loss) and comprehensive income (loss).
In addition, we have non-contributory supplementary retirement benefit plans, which have the effect of maintaining the earned pension benefit once the allowable maximums in the registered plans are attained. As is common with non-registered plans of this nature, these plans are typically funded only as benefits are paid. For the years ended December 31, 2024, 2023 and 2022, we recognized defined benefit pension expense included in salaries and benefits of $1 million, $2 million and $nil, respectively. As at December 31, 2024, 2023 and 2022, our recognized pension obligation was $17 million, $14 million and $9 million, respectively, included in Other long-term liabilities in the consolidated statement of financial position.
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
21.Related party transactions
(a)Transactions with TELUS
General
TELUS produces consolidated financial statements available for public use and is the ultimate parent and controlling party of TELUS Digital.
Recurring transactions
TELUS and its subsidiaries receive customer care, integrated business process outsourcing, information technology outsourcing, and digital product development services from us, and provide services (including people, network, finance, communications, and regulatory) to us. We also participate in defined benefit pension plans that share risks between TELUS and its subsidiaries.

	2024			2023			2022
As at, or Year Ended December 31 (millions)	TELUS (parent)	Subsidiaries of TELUS	Total	TELUS (parent)	Subsidiaries of TELUS	Total	TELUS (parent)	Subsidiaries of TELUS	Total
Transactions with TELUS and subsidiaries
Revenues from services provided to	$—	$656	$656	$—	$559	$559	$—	$428	$428
Goods and services purchased from	—	(19)	(19)	—	(28)	(28)	—	(33)	(33)
	—	637	637	—	531	531	—	395	395
Receipts from related parties	—	(719)	(719)	—	(600)	(600)	—	(417)	(417)
Payments to related parties	—	20	20	—	28	28	1	32	33
Payments (made) collected by related parties on our behalf and other adjustments(1)	(86)	32	(54)	(62)	15	(47)	(50)	25	(25)
Foreign exchange	17	—	17	2	—	2	2	—	2
Change in balance	(69)	(30)	(99)	(60)	(26)	(86)	(47)	35	(12)
Accounts with TELUS and subsidiaries
Balance, beginning of year	(151)	35	(116)	(91)	61	(30)	(44)	26	(18)
Balance, end of year	$(220)	$5	$(215)	$(151)	$35	$(116)	$(91)	$61	$(30)
Accounts with TELUS and subsidiaries
Due from	$5	$11	$16	$20	$42	$62	$8	$73	$81
Due to	$(225)	$(6)	$(231)	$(171)	$(7)	$(178)	$(99)	$(12)	$(111)
	$(220)	$5	$(215)	$(151)	$35	$(116)	$(91)	$61	$(30)
______________________________________________
(1)Certain key management personnel at TELUS Digital participate in the Pension Plan for Management and Professional Employees of TELUS Corporation, a defined benefit pension plan. During the year ended December 31, 2024, TELUS incurred CAD$4 million (December 31, 2023 and 2022 - CAD$2 million) for these individuals, which are excluded from the table above.
In the consolidated statement of financial position, amounts due from affiliates, where contractually required, are generally due 30 days from billing and are cash-settled on a gross basis.
Other transactions
In the fourth quarter of 2024, we acquired certain employment contracts from TELUS, for consideration of $2 million, which has been recognized in contributed surplus in the consolidated statements of changes in owners’ equity.
In the fourth quarter of 2022, we acquired certain call centre operations of TELUS for cash consideration of $1 million (net of cash assumed), in exchange for $2 million of net identifiable assets and $9 million of goodwill. This acquisition was accounted for as a common control business acquisition using the predecessor accounting method. The amount of net assets and goodwill acquired in excess of the fair value of consideration paid was recorded to contributed surplus in the consolidated statements of changes in owners’ equity.
(b)Transactions with BPEA EQT
On March 9, 2023, we, TELUS and BPEA amended our shareholders’ agreement to eliminate initial post-IPO transition requirements, remove BPEA’s rights regarding the nomination of directors and appointment of observers to our Board and confirm TELUS’ and the Company’s rights to nominate individuals to serve on our Board. The parties further amended the shareholders’ agreement on December 16, 2023, to revise the terms of the TELUS right of first offer, pursuant to which BPEA agreed not to, under certain circumstances, sell or transfer their shares in TELUS Digital without first providing TELUS with a right to purchase such shares. In connection with the conversion by BPEA, on December 21, 2023, we amended the registration rights agreement with, among others, BPEA, to, among other things, remove certain piggyback rights previously provided to BPEA.
On December 20, 2023, BPEA converted approximately 33 million multiple voting shares to an equal number of subordinate voting shares. At the time of conversion, there were no amounts receivable from or payable to BPEA. After the conversion, BPEA held multiple voting shares and subordinate voting shares representing approximately 10.5% of combined voting power, and thus was no longer considered a related party with significant influence over TELUS Digital beginning on this date.
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

Years Ended December 31 (millions)	2024	2023	2022
Short-term benefits	$5	$5	$7
Post-employment pension(1) and other benefits	$7	$2	$1
Share-based compensation(2)	$4	$11	$11
_________________________________________________
(1)Certain members of our executive leadership team participate in our Pension Plan for Management and Professional Employees of TELUS Corporation and certain other non-registered, non-contributory supplementary defined benefit pension plans.
(2)In 2024, we awarded 1,259,640 RSUs and 839,016 PSUs to our key management personnel, with a grant-date fair value of $10 million and $7 million, respectively.
In 2023, we awarded 458,854 RSUs and 322,984 PSUs to our key management personnel, with a grant-date fair value of $9 million and $7 million, respectively.
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
22.Additional financial information
(a)Statements of income (loss) and comprehensive income (loss)
During the year ended December 31, 2024, two clients each accounted for more than 10% of our revenues, while during the years ended December 31, 2023 and 2022, three clients each accounted for more than 10% of our revenues. TELUS, our controlling shareholder and largest client, accounted for approximately 24.7%, 20.6% and 15.8% of our revenue for the years ended December 31, 2024, 2023 and 2022, respectively. Our second largest client for the years ended December 31, 2024 and 2023, and third largest client for the year ended December 31, 2022, Google, accounted for approximately 14.3%, 13.1% and 10.9% of our revenue for the years ended December 31, 2024, 2023 and 2022, respectively. Our third largest client for the year ended December 31, 2023 and second largest client for the year ended December 31, 2022, a leading social media company, accounted for approximately 11.2% and 14.4% of our revenue for the years ended December 31, 2023 and 2022, respectively.

(b)Statements of financial position

As at December 31 (millions)	2024	2023
Other long-term assets
Lease deposits	$15	$12
Prepaid software and maintenance costs	6	6
Other	5	7
	$26	$25
Accounts payable and accrued liabilities
Trade accounts payable	$36	$37
Accrued liabilities	102	103
Payroll and other employee-related liabilities	159	135
Advance billings	12	4
Other	12	11
	$321	$290
(c)Statements of cash flows—operating activities and investing activities

Years Ended December 31 (millions)	2024	2023	2022
Net change in non-cash operating working capital
Accounts receivable	$18	$3	$(26)
Due from and to affiliated companies, net	96	86	17
Prepaid expenses	(8)	—	6
Other long-term assets	(1)	2	6
Accounts payable and accrued liabilities	42	(45)	(27)
Income and other taxes receivable and payable, net	1	(2)	(1)
Provisions	7	2	—
Other long-term liabilities	11	(3)	(1)
	$166	$43	$(26)
Cash payments for capital assets
Capital asset additions
Capital expenditures
Property, plant and equipment, excluding right-of-use assets	$(72)	$(79)	$(92)
Intangible assets	(32)	(14)	(12)
	(104)	(93)	(104)
Change in associated non-cash investing working capital	(1)	4	(1)
	$(105)	$(89)	$(105)
(d) Changes in liabilities arising from financing activities

		Statements of cash flows		Non-cash changes
Year Ended December 31, 2024 (millions)	Beginning of year	Issued or received	Redemptions, repayments or payments	Foreign exchange movement	Other	End of year
Long-term debt
Credit facility	$1,463	$295	$(474)	$—	$—	$1,284
Lease liabilities	298	—	(89)	(7)	47	249
Deferred debt transaction costs	(11)	—	—		3	(8)
	$1,750	$295	$(563)	$(7)	$50	$1,525

		Statements of cash flows		Non-cash changes
Year Ended December 31, 2023 (millions)	Beginning of year	Issued or received	Redemptions, repayments or payments	Foreign exchange movement	Other	End of year
Long-term debt
Credit facility	$742	$1,161	$(440)	$—	$—	$1,463
Debt assumed from acquisitions	—	—	(89)	—	89	$—
Lease liabilities	236	—	(84)	9	137	298
Deferred debt transaction costs	(14)	—	—	—	3	(11)
	$964	$1,161	$(613)	$9	$229	$1,750

		Statements of cash flows		Non-cash changes
Year Ended December 31, 2022 (millions)	Beginning of year	Issued or received	Redemptions, repayments or payments	Foreign exchange movement	Other	End of year
Long-term debt
Credit facility	$941	$411	$(610)	$—	$—	$742
Lease liabilities	215	—	(72)	(7)	100	236
Deferred debt transaction costs	(8)	—	(8)	—	2	(14)
	$1,148	$411	$(690)	$(7)	$102	$964
23.Segment reporting
Operating segments are components of an entity that engage in business activities from which they earn revenues and incur expenses (including revenues and expenses related to transactions with the other entities within the group). We assess our operating segments based on information regularly provided to and reviewed by the Chief Operating Decision Maker (CODM). This information is used to make resource allocation decisions and to assess financial performance. Our CODM reviews financial information prepared on a consolidated basis for the purposes of making resource allocation decisions and assessing the performance of the overall organization.
During the third quarter of 2024, we announced the transition of our former chief executive officer to the new role of Executive Vice Chair of our Board of Directors, alongside the appointment of a new acting chief executive officer. We have determined that as of December 31, 2024, our acting chief executive officer fulfilled the role of the CODM. Based on an evaluation of all facts and circumstances, the Company has determined that it functions as a single operating and reporting segment.
We attribute revenues from external customers to individual countries based on the location of our delivery centres or where the services were provided from.

Years Ended December 31 (millions)	2024	2023	2022
United States	$455	$520	$401
Philippines	437	466	448
Canada	280	268	217
Guatemala	285	261	224
Germany	201	221	275
El Salvador	178	169	140
Spain	132	149	127
Bulgaria	124	127	129
India	131	120	99
Other	435	407	408
	$2,658	$2,708	$2,468
We do not have significant amounts of net long-lived assets located outside of Canada. As at December 31, 2024, on a historical cost basis, we had net long-lived assets of approximately $3,301 million (December 31, 2023 – $3,528 million) located within Canada, and approximately $460 million (December 31, 2023 – $499 million) outside of Canada.